Form 20-F
period 2018-12-31
NIO Inc.
filed 2019-04-02
CIK 1736541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report. . . . . . . . . . . . . . . . . . .
Commission file number: 001-38638

NIO Inc.

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Building 20, No. 56 AnTuo Road, Anting Town, Jiading District

Shanghai 201804, People’s Republic of China

(Address of Principal Executive Offices)

Louis T. Hsieh, Chief Financial Officer

Building 20, No. 56 AnTuo Road, Anting Town, Jiading District

Shanghai 201804, People’s Republic of China

Telephone: +86 21-6908 3306

E-mail: ir@nio.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

American depositary shares (each representing one Class A ordinary share,

par value US$0.00025 per share)

Class A ordinary shares, par value US$0.00025 per share*

*Not for trading, but only in connection with the listing on the

New York Stock Exchange of American depositary shares.

New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2018, there were (i) 770,268,810 Class A ordinary shares outstanding, par value US$0.00025 per share, (ii) 132,030,222 Class B ordinary shares outstanding, par value US$0.00025 per share and (iii) 148,500,000 Class C ordinary shares outstanding, par value US$0.00025 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

ii

INTRODUCTION

In this annual report on Form 20-F, or this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“ADAS” refers to advanced driver assistance system;

•	“ADRs” refer to the American depositary receipts that evidence the ADSs;

•	“ADSs” refer to our American depositary shares, each of which represents one Class A ordinary share;

•	“AI” refers to artificial intelligence;

•	“BEVs” refer to battery electric passenger vehicles;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.00025 per share;

•	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.00025 per share;

•	“Class C ordinary shares” refer to our Class C ordinary shares, par value US$0.00025 per share;

•	“EVs” refer to electric passenger vehicles;

•	“FOTA” refers to firmware over-the-air;

•	“ICE” refers to internal combustion engine;

•	“NEVs” refer to new energy passenger vehicles;

•	“NIO,” “we,” “us,” “our company,” and “our” refer to NIO Inc., our Cayman Islands holding company and its subsidiaries, its consolidated variable interest entities and the subsidiaries of the consolidated variable interest entities;

•	“Ordinary shares” refer to our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares, each of par value US$0.00025 per share;

•	“RMB” or “Renminbi” refers to the legal currency of China; and

•	“US$,” “dollars” or “U.S. dollars” refer to the legal currency of the United States.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.8755 to US$1.00, the exchange rate in effect as of December 31, 2018 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and growth strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the electric vehicles industry in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with customers, contract manufacturers, component suppliers, third-party service providers, strategic partners and other stakeholders;

•	competition in our industry;

•	relevant government policies and regulations relating to our industry; and

•	assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Other sections of this annual report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from, or worse than, what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The electric vehicles industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly evolving nature of the electric vehicles industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2016, 2017 and 2018, selected consolidated balance sheet data as of December 31, 2017 and 2018 and selected consolidated cash flow data for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 2016 have been derived from our audited consolidated financial statements that are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive Loss:
Revenues(1):
Vehicle sales	—	—	4,852,470	705,762
Other sales	—	—	98,701	14,355
Total revenues	—	—	4,951,171	720,117
Cost of sales:(2)
Vehicle sales	—	—	(4,930,135)	(717,058)
Other sales	—	—	(276,912)	(40,275)
Total cost of sales	—	—	(5,207,047)	(757,333)
Gross loss	—	—	(255,876)	(37,216)
Operating expenses:
Research and development(2)	(1,465,353)	(2,602,889)	(3,997,942)	(581,477)
Selling, general and administrative(2)	(1,137,187)	(2,350,707)	(5,341,790)	(776,931)
Total operating expenses	(2,602,540)	(4,953,596)	(9,339,732)	(1,358,408)
Loss from operations	(2,602,540)	(4,953,596)	(9,595,608)	(1,395,624)
Interest income	27,556	18,970	133,384	19,400
Interest expenses	(55)	(18,084)	(123,643)	(17,983)
Shares of losses of equity investee	—	(5,375)	(9,722)	(1,414)
Investment income	2,670	3,498	—	—
Other income/(loss), net	3,429	(58,681)	(21,346)	(3,105)
Loss before income tax expenses	(2,568,940)	(5,013,268)	(9,616,935)	(1,398,726)
Income tax expenses	(4,314)	(7,906)	(22,044)	(3,206)
Net loss	(2,573,254)	(5,021,174)	(9,638,979)	(1,401,932)
Accretion on convertible redeemable preferred value	(981,233)	(2,576,935)	(13,667,291)	(1,987,825)
Accretion on redeemable non-controlling interests to redemption value	—	—	(63,297)	(9,206)
Net loss attributable to non-controlling interests	36,938	36,440	41,705	6,066
Net loss attributable to ordinary shareholders of NIO Inc.	(3,517,549)	(7,561,669)	(23,327,862)	(3,392,897)
Net loss	(2,573,254)	(5,021,174)	(9,638,979)	(1,401,932)
Other comprehensive Income/ (loss)
Foreign currency translation adjustments, net of nil tax	55,493	(124,374)	(20,786)	(3,023)
Total other comprehensive income/ (loss)	55,493	(124,374)	(20,786)	(3,023)
Total comprehensive loss	(2,517,761)	(5,145,548)	(9,659,765)	(1,404,955)
Accretion on convertible redeemable preferred shares to redemption value	(981,233)	(2,576,935)	(13,667,291)	(1,987,825)
Accretion on redeemable non-controlling interests to redemption value	—	—	(63,297)	(9,206)
Net loss attributable to non-controlling interests	36,938	36,440	41,705	6,066
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(3,462,056)	(7,686,043)	(23,348,648)	(3,395,920)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	16,697,527	21,801,525	332,153,211	332,153,211
Net loss per share attributable to ordinary shareholders
Basic and diluted	(210.66)	(346.84)	(70.23)	(10.21)

Notes:

(1)	We began generating revenues in June 2018, when we began making deliveries and sales of the ES8. We currently generate revenues from vehicle sales and other sales.

(2)	Share-based compensation expenses were allocated in cost of sales and operating expenses as follows:

	For the Year Ended December 31
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Cost of Sales	—	—	9,289	1,351
Research and development expenses	14,484	23,210	109,124	15,871
Selling, general and administrative expenses	62,200	67,086	561,055	81,603
Total	76,684	90,296	679,468	98,825

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for share data)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	581,296	7,505,954	3,133,847	455,799
Restricted cash	—	10,606	57,012	8,292
Long-term restricted cash	15,335	14,293	33,528	4,876
Property, plant and equipment, net	833,004	1,911,013	4,853,157	705,862
Total assets	1,770,478	10,468,034	18,842,552	2,740,536
Total liabilities	825,264	2,402,028	10,692,210	1,555,118
Total mezzanine equity	4,861,574	19,657,786	1,329,197	193,324
Ordinary shares	52	60	1,809	263
Total shareholders’ (deficit)/equity	(3,916,360)	(11,591,780)	6,821,145	992,094
Total shares outstanding	17,773,459	23,850,343	1,050,799,032	1,050,799,032

The following table presents our selected consolidated cash flow data for the years indicated.

	For the Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(2,201,564)	(4,574,719)	(7,911,768)	(1,150,719)
Net cash provided by/(used in) investing activities	117,843	(1,190,273)	(7,940,843)	(1,154,949)
Net cash provided by financing activities	2,292,704	12,867,334	11,603,092	1,687,601
Effects of exchange rate changes on cash, cash equivalents and restricted cash	40,539	(168,120)	(56,947)	(8,283)
Net increase/(decrease) in cash, cash equivalents and restricted cash	249,522	6,934,222	(4,306,466)	(626,350)
Cash, cash equivalents and restricted cash at beginning of the year	347,109	596,631	7,530,853	1,095,317
Cash, cash equivalents and restricted cash at end of the year	596,631	7,530,853	3,224,387	468,967

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

Our ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale is still evolving.

Our future business depends in large part on our ability to execute on our plans to develop, manufacture, market and sell our electric vehicles. We plan to manufacture our vehicles in higher volumes than our present production capabilities in strategic collaboration with a Chinese manufacturer.

Our continued development and manufacturing of our manufactured vehicles, the ES8 and the ES6, and our future vehicles are and will be subject to risks, including with respect to:

•	our ability to secure necessary funding;

•	the equipment we use being able to accurately manufacture the vehicle within specified design tolerances;

•	compliance with environmental, workplace safety and similar regulations;

•	securing necessary components on acceptable terms and in a timely manner;

•	delays in delivery of final component designs to our suppliers;

•	our ability to attract, recruit, hire and train skilled employees;

•	quality controls;

•	delays or disruptions in our supply chain;

•	our ability to maintain solid partnership with our manufacturing partners and suppliers; and

•	other delays, backlog in manufacturing and research and development of new models, and cost overruns.

We began making deliveries of the seven-seater ES8 in June 2018. We launched our second volume manufactured electric vehicle, the ES6, in December 2018, but we do not expect to deliver the ES6 until June 2019. Our vehicles may not meet customer expectations and our future models may not be commercially viable.

Historically, automobile customers have expected car manufacturers to periodically introduce new and improved vehicle models. In order to meet these expectations, we may be required to introduce new vehicle models and enhanced versions of existing vehicle models. To date we have limited experience designing, testing, manufacturing, marketing and selling our electric vehicles and therefore cannot assure you that we will be able to meet customer expectations.

Any of the foregoing could have a material adverse effect on our results of operations and growth prospects.

We have negative cash flows from operation, have only recently started to generate revenues and have not been profitable, all of which may continue in the future.

We have only recently started to generate revenues and have not been profitable since our inception. We incurred net losses of RMB2,573.3 million, RMB5,021.2 million and RMB9,639.0 million (US$1,401.9 million) in 2016, 2017 and 2018, respectively. In addition, we had negative cash flows from operating activities of RMB2,201.6 million, RMB4,574.7 million and RMB7,911.8 million (US$1,150.7 million) in 2016, 2017 and 2018, respectively. We have made significant up-front investments in research and development, service network, and sales and marketing to rapidly develop and expand our business. We expect to continue to invest significantly in research and development and sales and marketing, to establish and expand our business, and these investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all.

We may not generate sufficient revenues or we may incur substantial losses for a number of reasons, including lack of demand for our vehicles and services, increasing competition, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenue or achieving profitability. If we are unable to achieve profitability, we may have to reduce the scale of our operations, which may impact our business growth and adversely affect our financial condition and results of operations.

We have a limited operating history and face significant challenges as a new entrant into our industry.

We were formed in 2014 and began making deliveries to the public of our first volume manufactured vehicle, the seven-seater ES8, in June 2018. In December 2018, we launched our second volume manufactured electric vehicle, the ES6, to the public at our NIO Day event and we plan to start initial deliveries in June 2019.

You should consider our business and prospects in light of the risks and challenges we face as a new entrant into our industry, including, among other things, with respect to our ability to:

•	design and produce safe, reliable and quality vehicles on an ongoing basis;

•	build a well-recognized and respected brand;

•	establish and expand our customer base;

•	successfully market not just our vehicles but also our other services, including our service package, energy package and other services we provide;

•	properly price our services, including our charging solutions and service package and successfully anticipate the take-rate and usage of such services by users;

•	improve and maintain our operational efficiency;

•	maintain a reliable, secure, high-performance and scalable technology infrastructure;

•	attract, retain and motivate talented employees;

•	anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape; and

•	navigate an evolving and complex regulatory environment.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

We have limited experience to date in high volume manufacturing of our electric vehicles. We cannot assure you that we will be able to develop efficient, automated, cost-efficient manufacturing capability and processes, and reliable sources of component supply that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes required to successfully mass market the ES8, the ES6 and future vehicles.

Furthermore, our vehicles are highly technical products that will require maintenance and support. If we were to cease or cut back operations, even years from now, buyers of our vehicles from years earlier might encounter difficulties in maintaining their vehicles and obtaining satisfactory support. We also believe that our service offerings, including user confidence in our ability to provide our charging solutions and honor our obligations under our service package will be key factors in marketing our vehicles. As a result, consumers will be less likely to purchase our vehicles now if they are not convinced that our business will succeed or that our operations will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed.

Manufacturing in collaboration with partners is subject to risks.

We have entered into an arrangement with Jianghuai Automobile Group Co., Ltd., or JAC, for manufacturing the ES8 for five years. The ES8 is manufactured in partnership with JAC at its Hefei manufacturing plant. JAC is a major state-owned automobile manufacturer in China and it constructed such Hefei manufacturing plant for the production of the ES8 (with a modified production line for the ES6) and potentially other future vehicles with us. Pursuant to our arrangement with JAC with respect to the ES8, we pay JAC for each vehicle produced on a per-vehicle basis monthly for the first three years. We are in the process of negotiating with JAC the arrangement for manufacturing the ES6. We aim to enter into similar arrangements for the ES6 soon and may enter into similar arrangements for our other vehicles in the future. Collaboration with third parties for the manufacturing of vehicles is subject to risks with respect to operations that are outside our control. We could experience delays to the extent our partners do not meet agreed upon timelines or experience capacity constraints. There is risk of potential disputes with partners, and we could be affected by adverse publicity related to our partners whether or not such publicity is related to their collaboration with us. Our ability to successfully build a premium brand could also be adversely affected by perceptions about the quality of our partners’ vehicles. In addition, although we are involved in each step of the supply chain and manufacturing process, given that we also rely on our partners to meet our quality standards, there can be no assurance that we will successfully maintain quality standards.

In addition, for the first 36 months after the start of production, which commenced on April 10, 2018, to the extent the Hefei manufacturing plant incurs any operating losses, we have agreed to compensate JAC for such operating losses. As of December 31, 2018, we have paid JAC a total of RMB222,9 million, including RMB126.4 million as compensation for losses incurred in 2018 and RMB96.5 million for manufacturing and processing fees. If we are obligated to compensate JAC for any losses, our results of operations and financial condition may be materially and adversely affected, particularly if such losses are incurred as a result of lower than anticipated sales volume.

We may be unable to enter into new agreements or extend existing agreements with third-party manufacturing partners on terms and conditions acceptable to us and therefore may need to contract with other third parties or significantly add to our own production capacity. There can be no assurance that in such event we would be able to partner with other third parties or establish or expand our own production capacity to meet our needs on acceptable terms or at all. The expense and time required to complete any transition, and to assure that vehicles manufactured at facilities of new third-party partners comply with our quality standards and regulatory requirements, may be greater than anticipated. Any of the foregoing could adversely affect our business, results of operations, financial condition and prospects.

The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for electric vehicles and domestically produced vehicles could have a material adverse effect on our business, financial condition, operating results and prospects.

Our growth depends significantly on the availability and amounts of government subsidies, economic incentives and government policies that support the growth of new energy vehicles generally and electric vehicles specifically. For example, each qualified purchaser of the ES8 is entitled to receive subsidies from China’s central government. In addition, in certain cities, quotas that limit the number of internal combustion engine, or ICE, vehicles do not apply to electric vehicles, making it easier for customers to purchase electric vehicles.

On April 10, 2018, President Xi Jinping vowed to open China’s economy further and lower import tariffs on products, including cars, in a speech during the Boao Forum. Beginning July 1, 2018, the tariff on imported passenger vehicles (other than those originating in the United States of America) was reduced to 15%. As a result, our pricing advantage could be diminished. On June 28, 2018, the National Development and Reform Commission, or NDRC, and the Ministry of Commerce, or the MOFCOM, promulgated the Special Administrative Measures for Market Access of Foreign Investment, or the Negative List, which came into effect on July 28, 2018. Pursuant to the Negative List, the limits on foreign ownership of auto manufacturers were lifted in 2018 for NEVs and will be lifted by 2022 for ICE vehicles. As a result, foreign EV competitors could build wholly-owned facilities in China without the need for a domestic joint venture partner. For example, Tesla has started constructing a factory in Shanghai without a joint venture partner. These changes could increase our competition and reduce our pricing advantage.

China's central government provides subsidies for purchasers of certain NEVs until 2020 and reviews and adjusts the subsidy standard on an annual basis. The current subsidy standard is provided for in the Circular on Further Improving the Subsidy Policies for the Promotion and Application of New Energy Vehicles, which was jointly promulgated by the MOF, the MOST, the MIIT and the NDRC on March 26, 2019. The current subsidy standard reduces the amount of national subsidies and cancels local subsidies, resulting in a significant reduction in the total subsidy amount applicable to the ES8 as compared to 2018. Furthermore, China’s central government provides certain local governments with funds and subsidies to support the roll-out of a charging infrastructure. See “Item 4. Information on the Company—B. Business Overview—Regulation—Favorable Government Policies Relating to New Energy Vehicles in the PRC.” These policies are subject to change and beyond our control. We cannot assure you that any changes would be favorable to our business. Furthermore, any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of electric vehicles, fiscal tightening or other factors may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our electric vehicles in particular. Any of the foregoing could materially and adversely affect our business, results of operations, financial condition and prospects.

Our vehicles may not perform in line with customer expectations.

Our vehicles, including the ES8 and the ES6, may not perform in line with customers’ expectations. For example, our vehicles may not have the durability or longevity of other vehicles in the market, and may not be as easy and convenient to repair as other vehicles on the market. Any product defects or any other failure of our vehicles to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

In addition, the range of our vehicles on a single charge declines principally as a function of usage, time and charging patterns as well as other factors. For example, a customer’s use of his or her electric vehicle as well as the frequency with which he or she charges the battery can result in additional deterioration of the battery’s ability to hold a charge.

Furthermore, our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. We have delivered our vehicles with certain features of our NIO Pilot ADAS system initially disabled, and subsequently turned on some of these features. We plan to activate most features of our NIO Pilot system by the second quarter of 2019. We cannot assure you that our NIO Pilot system will ultimately perform in line with expectations. Our vehicles use a substantial amount of software code to operate and software products are inherently complex and often contain defects and errors when first introduced. While we have performed extensive internal testing on our vehicles’ software and hardware systems, we have a limited frame of reference by which to evaluate the long-term performance of our systems and vehicles. There can be no assurance that we will be able to detect and fix any defects in the vehicles prior to their sale to consumers. If any of our vehicles fail to perform as expected, we may need to delay deliveries, initiate product recalls and provide servicing or updates under warranty at our expense, which could adversely affect our brand in our target markets and could adversely affect our business, prospects and results of operations.

Any delays in the manufacturing and launch of the commercial production vehicles in our pipeline could have a material adverse effect on our business.

We launched our second volume manufactured electric vehicle, the ES6, to the public at our NIO Day event on December 15, 2018. The ES6 is a five-seater high-performance long-range premium electric SUV. The ES6 is smaller but more affordable than the ES8, allowing us to target a broader market in the premium SUV segment. The ES6 currently offers the Standard, Performance and Premier versions with pre-subsidy starting prices of RMB358,000, RMB398,000 and RMB498,000, respectively. Users can pre-order the ES6 through the NIO App and we expect to begin making deliveries of the ES6 in June 2019. Before making deliveries of the ES6, we will need to enter into an arrangement with JAC for manufacturing the ES6. Also, the ES6 must enter into an Announcement of Vehicle Manufacturers and Products and obtain the China Compulsory Certification, or the CCC certification, prior to mass production. If we encounter delays in any of these matters, we may consequently delay our deliveries of the ES6. We generally target to launch a new model every year in the near future as we ramp up our business. Automobile manufacturers often experience delays in the design, manufacture and commercial release of new vehicle models. We are planning to target a broader market with our future vehicles, and to the extent we need to delay the launch of our vehicles, our growth prospects could be adversely affected as we may fail to grow our market share. We also plan to periodically perform facelifts or refresh existing models, which could also be subject to delays. Furthermore, we rely on third party suppliers for the provision and development of many of the key components and materials used in our vehicles. To the extent our suppliers experience any delays in providing us with or developing necessary components, we could experience delays in delivering on our timelines. Any delay in the manufacture and launch of the ES8, the ES6 or future models (including the ET7 and all other models in our pipeline), including in the build out of the manufacturing facilities in China for these models or due to any other factors, or in refreshing or performing facelifts to existing models, could subject us to customer complaints and materially and adversely affect our reputation, demand for our vehicles, results of operations and growth prospects.

In addition, to the extent the Hefei manufacturing plant incurs any operating losses, we have agreed to compensate JAC for such operating losses. As of December 31, 2018, we have paid JAC a total of RMB222.9 million, including RMB126.4 million as compensation for losses incurred in 2018 and RMB96.5 million for manufacturing and processing fees. If we are obligated to compensate JAC for any losses, our results of operations and financial condition may be materially and adversely affected, particularly if such losses are incurred as a result of lower than anticipated sales volume. We expect that our sales volume and the ability of the Hefei manufacturing plant to achieve profitability will be significantly affected by our ability to timely bring new vehicles to market.

We may face challenges providing our charging solutions.

We have marketed our ability to provide our users with comprehensive charging solutions conveniently accessible using our mobile application. We install home chargers for users where practicable, and provide other solutions including battery swapping, charging through publicly accessible charging infrastructure and charging using our fast charging trucks. Our users are able to use our NIO Power one-click valet charging service where their vehicles are picked up, charged and then returned. We have very limited experience in the actual provision of our charging solutions to users and providing these services is subject to challenges, which include the logistics of rolling out our network and teams in appropriate areas, inadequate capacity or over capacity in certain areas, security risks or risk of damage to vehicles during Power Express valet services and the potential for lack of user acceptance of our services. In addition, although the Chinese government has supported the roll-out of a public charging network, the current number of charging infrastructures is generally considered to be insufficient. We face significant challenges as we roll out our charging solutions, including access to sufficient charging infrastructure, obtaining any required permits, land use rights and filings, and, to a certain extent, such roll-out is subject to the risk that government support may discontinue.

In addition, given our limited experience in providing charging solutions, there could be unanticipated challenges which may hinder our ability to provide our solutions or make the provision of our solutions costlier than anticipated. To the extent we are unable to meet user expectations or experience difficulties in providing our charging solutions, our reputation and business may be materially and adversely affected.

Our services may not be generally accepted by our users. If we are unable to provide good customer service, our business and reputation may be materially and adversely affected.

We aim to provide users with a good customer service experience, including by providing our users with access to a full suite of services conveniently through our mobile application and vehicle applications. In addition, we seek to engage with our users on an ongoing basis using online and offline channels, in ways which are non-traditional for automakers. We cannot assure you that our services, including our energy package and service package, or our efforts to engage with our users using both our online and offline channels, will be successful, which could impact our revenues as well as our customer satisfaction and marketing.

Our servicing will primarily be carried out through third parties certified by us. Although such servicing partners may have experience in servicing other vehicles, we and such partners have very limited experience in servicing our vehicles. Servicing electric vehicles is different from servicing ICE vehicles and requires specialized skills, including high voltage training and servicing techniques. There can be no assurance that our service arrangements will adequately address the service requirements of our users to their satisfaction, or that we and our partners will have sufficient resources to meet these service requirements in a timely manner as the volume of vehicles we deliver increases.

In addition, if we are unable to roll out and establish a widespread service network, user satisfaction could be adversely affected, which in turn could materially and adversely affect our sales, results of operations and prospects.

We have received only a limited number of reservations for the ES8 and the ES6, all of which are subject to cancellation.

Intention orders and reservations for our vehicles are subject to cancellation by the customer until delivery of the vehicle. We have experienced cancellations in the past. Notwithstanding the non-refundable deposits we charge for the reservations, our users may still cancel their reservations for many reasons outside of our control, in certain cases even after they have paid deposits with such reservations. The potentially long wait from the time a reservation is made until the time the vehicle is delivered could also impact user decisions on whether to ultimately make a purchase, due to potential changes in preferences, competitive developments and other factors. If we encounter delays in the introduction of the ES8, ES6 or future vehicles, we believe that a significant number of reservations may be cancelled. As a result, no assurance can be made that reservations will not be cancelled and will ultimately result in the final purchase, delivery, and sale of the vehicle. Such cancellations could harm our financial condition, business, prospects and operating results.

The automotive market is highly competitive, and we may not be successful in competing in this industry.

The China automotive market is highly competitive. We have strategically entered into this market in the premium EV segment and we expect this segment will become more competitive in the future as additional players enter into this segment. We compete with international competitors, including Tesla. Our vehicles also compete with ICE vehicles in the premium segment. Many of our current and potential competitors, particularly international competitors, have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. We expect competition in our industry to intensify in the future in light of increased demand and regulatory push for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include, among others, product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect our business, financial condition, operating results and prospects. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and our market share. There can be no assurance that we will be able to compete successfully in our markets. If our competitors introduce new cars or services that successfully compete with or surpass the quality or performance of our cars or services at more competitive prices, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment.

Furthermore, as the company with the first-to-market and only premium EV volume-manufactured domestically in China, we believe we have a multi-year lead time in terms of product delivery ahead of our domestic and international competitors in China’s premium EV segment. However, if such competitors begin making deliveries earlier than expected, our competitive advantage could be adversely affected.

We may also be affected by the growth of the overall China automotive market. While sales of electric vehicles in China increased in 2018, overall automobile sales in China declined 2.8% during the year. If demand for automobiles in China continues to decrease, our business, results of operations and financial condition could be materially adversely affected.

Our industry and its technology are rapidly evolving and may be subject to unforeseen changes. Developments in alternative technologies or improvements in the internal combustion engine may materially and adversely affect the demand for our electric vehicles.

We operate in China’s electric vehicle market, which is rapidly evolving and may not develop as we anticipate. The regulatory framework governing the industry is currently uncertain and may remain uncertain for the foreseeable future. As our industry and our business develop, we may need to modify our business model or change our services and solutions. These changes may not achieve expected results, which could have a material adverse effect on our results of operations and prospects.

Furthermore, we may be unable to keep up with changes in electric vehicle technology and, as a result, our competitiveness may suffer. Our research and development efforts may not be sufficient to adapt to changes in electric vehicle technology. As technologies change, we plan to upgrade or adapt our vehicles and introduce new models in order to provide vehicles with the latest technology, in particular battery cell technology, which could involve substantial costs and lower our return on investment for existing vehicles. There can be no assurance that we will be able to compete effectively with alternative vehicles or source and integrate the latest technology into our vehicles, against the backdrop of our rapidly evolving industry. Even if we are able to keep pace with changes in technology and develop new models, our prior models could become obsolete more quickly than expected, potentially reducing our return on investment.

Developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, fuel which is abundant and relatively inexpensive in China, such as compressed natural gas, may emerge as consumers’ preferred alternative to petroleum based propulsion. Any failure by us to successfully react to changes in existing technologies could materially harm our competitive position and growth prospects.

We may be unable to adequately control the costs associated with our operations.

We have required significant capital to develop and grow our business, including developing our first and second volume manufactured vehicles, the ES8 and the ES6, as well as building our brand. We expect to incur significant costs which will impact our profitability, including research and development expenses as we roll out new models and improve existing models, raw material procurement costs and selling and distribution expenses as we build our brand and market our vehicles. In addition, we may incur significant costs in connection with our services, including providing charging solutions and honoring our commitments under our service package. Our ability to become profitable in the future will not only depend on our ability to successfully market our vehicles and other products and services but also to control our costs. If we are unable to cost efficiently design, manufacture, market, sell and distribute and service our vehicles and services, our margins, profitability and prospects will be materially and adversely affected.

We could experience cost increases or disruptions in supply of raw materials or other components used in our vehicles.

We incur significant costs related to procuring raw materials required to manufacture and assemble our vehicles. We use various raw materials in our vehicles including aluminum, steel, carbon fiber, non-ferrous metals such as copper, lithium, nickel as well as cobalt. The prices for these raw materials fluctuate depending on factors beyond our control, including market conditions and global demand for these materials, and could adversely affect our business and operating results. Our business also depends on the continued supply of battery cells for our vehicles. Battery cell manufacturers may refuse to supply electric vehicle manufacturers to the extent they determine that the vehicles are not sufficiently safe. We are exposed to multiple risks relating to availability and pricing of quality lithium-ion battery cells. These risks include:

•	the inability or unwillingness of current battery cell manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric or plug-in hybrid vehicle industry as demand for such cells increases;

•	disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and

•	an increase in the cost of raw materials, such as lithium, nickel and cobalt, used in lithium-ion cells.

Furthermore, currency fluctuations, tariffs or shortages in petroleum and other economic or political conditions may result in significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials or components would increase our operating costs, and could reduce our margins. In addition, a growth in popularity of electric vehicles without a significant expansion in battery cell production capacity could result in shortages which would result in increased costs in raw materials to us or impact of prospects.

We are dependent on our suppliers, many of whom are our single source suppliers for the components they supply.

Both the ES8 and ES6 use over 1,700 purchased parts which we source from over 160 suppliers, many of whom are currently our single source suppliers for these components, and we expect that this will be similar for any future vehicle we may produce. The supply chain exposes us to multiple potential sources of delivery failure or component shortages. While we obtain components from multiple sources whenever possible, similar to other automobile manufacturers, many of the components used in our vehicles are purchased by us from a single source. To date, we have not qualified alternative sources for most of the single sourced components used in our vehicles and we generally do not maintain long-term agreements with our single source suppliers. For example, while several sources of the battery cell we have selected for the ES8 are available, we have fully qualified only one supplier for these cells.

Furthermore, qualifying alternative suppliers or developing our own replacements for certain highly customized components of the ES8 and ES6, such as the air suspension system and the steering system, may be time-consuming and costly. Any disruption in the supply of components, whether or not from a single source supplier, could temporarily disrupt production of our vehicles until an alternative supplier is fully qualified by us or is otherwise able to supply us the required material. There can be no assurance that we would be able to successfully retain alternative suppliers or supplies on a timely basis, on acceptable terms or at all. Changes in business conditions, force majeure, governmental changes and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components to us on a timely basis. Any of the foregoing could materially and adversely affect our results of operations, financial condition and prospects.

Our business and prospects depend significantly on our ability to build our NIO brand. We may not succeed in continuing to establish, maintain and strengthen the NIO brand, and our brand and reputation could be harmed by negative publicity regarding our company or products.

Our business and prospects are heavily dependent on our ability to develop, maintain and strengthen the “NIO” brand. If we do not continue to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality vehicles and services and engage with our customers as intended and we have limited experience in these areas. In addition, we expect that our ability to develop, maintain and strengthen the NIO brand will depend heavily on the success of our user development and branding efforts. Such efforts mainly include building a community of online and offline users engaged with us through our mobile application and NIO Houses as well as other branding initiatives such as our annual NIO Day, NIO Formula E Team, or Formula E team, and other automotive shows and events. Such efforts may be non-traditional and may not achieve the desired results. To promote our brand, we may be required to change our user development and branding practices, which could result in substantially increased expenses, including the need to use traditional media such as television, radio and print. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

In addition, if incidents occur or are perceived to have occurred, whether or not such incidents are our fault, we could be subject to adverse publicity. In particular, given the popularity of social media, including WeChat/Weixin in China, any negative publicity, whether true or not, could quickly proliferate and harm consumer perceptions and confidence in our brand. Furthermore, there is the risk of potential adverse publicity related to our manufacturing or other partners, whether or not such publicity related to their collaboration with us. Our ability to successfully position our brand could also be adversely affected by perceptions about the quality of our partners’ vehicles.

In addition, from time to time, our vehicles are evaluated and reviewed by third parties. Any negative reviews or reviews which compare us unfavorably to competitors could adversely affect consumer perception about our vehicles.

Our business depends substantially on the continuing efforts of our executive officers, key employees and qualified personnel, and our operations may be severely disrupted if we lose their services.

Our success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. As we build our brand and become more well-known, the risk that competitors or other companies may poach our talent increases. Our industry is characterized by high demand and intense competition for talent and therefore we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In addition, because our electric vehicles are based on a different technology platform than traditional ICE vehicles, individuals with sufficient training in electric vehicles may not be available to hire, and we will need to expend significant time and expense training the employees we hire. We also require sufficient talent in areas such as software development. Furthermore, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business, which may materially and adversely affect our ability to grow our business and our results of operations.

If any of our executive officers and key employees terminates his or her services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain qualified personnel. We have not obtained any “key person” insurance on our key personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, if any dispute arises between our executive officers or key employees and us, the non-competition provisions contained in their non-compete agreements may not be enforceable, especially in China, where these executive officers reside, on the ground that we have not provided adequate compensation to them for their non-competition obligations, which is required under relevant PRC laws.

Our future growth is dependent on the demand for, and upon consumers’ willingness to adopt, electric vehicles.

Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As our business grows, economic conditions and trends will impact our business, prospects and operating results as well.

Demand for our electric vehicles may also be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in further downward price pressure and adversely affect our business, prospects, financial condition and operating results.

In addition, the demand for our vehicles and services will highly depend upon the adoption by consumers of new energy vehicles in general and electric vehicles in particular. The market for new energy vehicles is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards and changing consumer demands and behaviors.

Other factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:

•	perceptions about electric vehicle quality, safety, design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles, whether or not such vehicles are produced by us or other manufacturers;

•	perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technology, including electric vehicle and regenerative braking systems;

•	the limited range over which electric vehicles may be driven on a single battery charge and the speed at which batteries can be recharged;

•	the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge;

•	concerns about electric grid capacity and reliability;

•	the availability of new energy vehicles, including plug-in hybrid electric vehicles;

•	improvements in the fuel economy of the internal combustion engine;

•	the availability of service for electric vehicles;

•	the environmental consciousness of consumers;

•	access to charging stations, standardization of electric vehicle charging systems and consumers’ perceptions about convenience and cost to charge an electric vehicle;

•	the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles;

•	perceptions about and the actual cost of alternative fuel; and

•	macroeconomic factors.

Any of the factors described above may cause current or potential customers not to purchase our electric vehicles and use our services. If the market for electric vehicles does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be affected.

We depend on revenue generated from a single model of vehicle and in the foreseeable future will be significantly dependent on a limited number of models.

Our business currently depends substantially on the sales and success of a limited number of models that we have launched. Historically, automobile customers have come to expect a variety of vehicle models offered in a manufacturer’s fleet and new and improved vehicle models to be introduced frequently. In order to meet these expectations, we plan in the future to introduce on a regular basis new vehicle models as well as enhance versions of existing vehicle models. To the extent our product variety and cycles do not meet consumer expectations, or cannot be produced on our projected timelines and cost and volume targets, our future sales may be adversely affected. Given that for the foreseeable future our business will depend on a single or limited number of models, to the extent a particular model is not well-received by the market, our sales volume could be materially and adversely affected. This could have a material adverse effect on our business, prospects, financial condition and operating results.

We are subject to risks related to customer credit.

We currently provide our users with the option of a battery payment arrangement, where users can make battery payments in installments. For the ES8 ordered before January 15, 2019, there is an RMB100,000 reduction in the purchase price and users adopting this arrangement pay RMB1,280 per month, payable over 78 months. For the ES8 and ES6 ordered after January 16, 2019, there is an RMB100,000 reduction in the purchase price and users adopting this arrangement pay RMB1,660 per month, payable over 60 months. We are exposed to the creditworthiness of our users since we expect them to make monthly payments for vehicle batteries under the battery payment arrangement. To the extent our users fail to make payments on-time, our results of operations may be adversely affected.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automotive industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in property damage, personal injury or death. Our risks in this area are particularly pronounced given we have limited field experience of our vehicles. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of our future vehicle candidates which would have a material adverse effect on our brand, business, prospects and operating results. Any insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages may have a material adverse effect on our reputation, business and financial condition.

Our vehicles are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results.

All vehicles sold must comply with various standards of the market where the vehicles were sold. In China vehicles must meet or exceed all mandated safety standards. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving such standards. Vehicles must pass various tests and undergo a certification process and be affixed with the CCC certification, before receiving delivery from the factory, being sold, or being used in any commercial activity, and such certification is also subject to periodic renewal. The seven-seater ES8 and the six-seater ES8 received the CCC certification in December 2017 and January 2019, separately. The ES6 has not yet undergone the CCC certification but must be certified in the future prior to mass production. The process of obtaining the CCC certification typically requires four to five months. We plan to complete this process and obtain the CCC certification for the ES6 in April 2019. Furthermore, the government carries out the supervision and scheduled and unscheduled inspection of certified vehicles on a regular basis. In the event that our certification fails to be renewed upon expiry, a certified vehicle has a defect resulting in quality or safety accidents, or consistent failure of certified vehicles to comply with certification requirements is discovered during follow-up inspections, the CCC may be suspended or even revoked. With effect from the date of revocation or during suspension of the CCC, any vehicle that fails to satisfy the requirements for certification may not continue to be delivered, sold, imported or used in any commercial activity. Failure by us to have the ES8, the ES6 or any future model electric vehicle satisfy motor vehicle standards would have a material adverse effect on our business and operating results.

We may be subject to risks associated with autonomous driving technology.

Through NIO Pilot, we will provide enhanced Level 2 autonomous driving functionalities, and through our research and development, we plan to update and improve our autonomous driving technology. Autonomous driving technologies are subject to risks and from time to time there have been accidents associated with such technologies. For example, in March 2018, Tesla indicated that its autopilot system was engaged at the time of a fatal accident and an Uber Technologies Inc. self-driving vehicle struck a pedestrian leading to a fatality. The safety of such technologies depends in part on user interaction and users may not be accustomed to using such technologies. To the extent accidents associated with our autonomous driving systems occur, we could be subject to liability, government scrutiny and further regulation. Any of the foregoing could materially and adversely affect our results of operations, financial condition and growth prospects.

We may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and financial performance.

If our vehicles are subject to recalls in the future, we may be subject to adverse publicity, damage to our brand and liability for costs. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles, including any systems or parts sourced from our suppliers, prove to be defective or non-compliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary or caused by systems or components engineered or manufactured by us or our suppliers, could involve significant expense and could adversely affect our brand image in our target markets, as well as our business, prospects, financial condition and results of operations.

Our distribution model is different from the predominant current distribution model for automobile manufacturers, which makes evaluating our business, operating results and future prospects difficult.

Our distribution model is not common in the automotive industry today, particularly in China. We plan to conduct vehicle sales directly to users rather than through dealerships, primarily through our mobile application and NIO Houses. Furthermore, generally all vehicles are made to order. This model of vehicle distribution is relatively new and unproven, especially in China, and subjects us to substantial risk as it requires, in the aggregate, significant expenditures and provides for slower expansion of our distribution and sales systems than may be possible by utilizing the traditional dealer franchise system. For example, we will not be able to utilize long established sales channels developed through a franchise system to increase our sales volume. Moreover, we will be competing with companies with well established distribution channels. Our success will depend in large part on our ability to effectively develop our own sales channels and marketing strategies. Implementing our business model is subject to numerous significant challenges, including obtaining permits and approvals from government authorities, and we may not be successful in addressing these challenges.

The lead time in fulfilling our orders could lead to cancelled orders. Our aim is in the future to manufacture vehicles within 21-28 days from the order date. If we are unable to achieve these targets, our customer satisfaction could be adversely affected, harming our business and reputation.

Our financial results may vary significantly from period-to-period due to the seasonality of our business and fluctuations in our operating costs.

Our operating results may vary significantly from period-to-period due to many factors, including seasonal factors that may have an effect on the demand for our electric vehicles. Demand for new cars in the automotive industry in general typically decline over the winter season, while sales are generally higher during the spring and summer months. Our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. Also, any unusually severe weather conditions in some markets may impact demand for our vehicles. Our operating results could also suffer if we do not achieve revenue consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenue.

We also expect our period-to-period operating results to vary based on our operating costs which we anticipate will increase significantly in future periods as we, among other things, design, develop and manufacture our electric vehicles and electric powertrain components, build and equip new manufacturing facilities to produce such components, open new NIO Houses, increase our sales and marketing activities, and increase our general and administrative functions to support our growing operations.

As a result of these factors, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our operating results may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our ADSs could fall substantially either suddenly or over time.

If our vehicle owners customize our vehicles or change the charging infrastructure with aftermarket products, the vehicle may not operate properly, which may create negative publicity and could harm our business.

Automobile enthusiasts may seek to “hack” our vehicles to modify their performance which could compromise vehicle safety systems. Also, customers may customize their vehicles with after-market parts that can compromise driver safety. We do not test, nor do we endorse, such changes or products. In addition, the use of improper external cabling or unsafe charging outlets can expose our customers to injury from high voltage electricity. Such unauthorized modifications could reduce the safety of our vehicles and any injuries resulting from such modifications could result in adverse publicity which would negatively affect our brand and harm our business, prospects, financial condition and operating results.

Our business plans require a significant amount of capital. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

We will need significant capital to, among other things, conduct research and development and expand our production capacity as well as roll out our charging and servicing network and our NIO Houses. As we ramp up our production capacity and operations we may also require significant capital to maintain our property, plant and equipment and such costs may be greater than anticipated. We currently estimate that our capital expenditures for the next three years, including for research and development and the expansion of our sales and service networks, will be approximately US$1.7 billion, with approximately US$600 million incurred over the twelve months starting from January 2019. We expect that our level of capital expenditures will be significantly affected by user demand for our products and services. The fact that we have a limited operating history means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We plan to seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

We retain certain information about our users and may be subject to various privacy and consumer protection laws.

We use our vehicles’ electronic systems to log information about each vehicle’s use, such as charge time, battery usage, mileage and driving behavior, in order to aid us in vehicle diagnostics, repair and maintenance, as well as to help us customize and optimize the driving and riding experience. Our users may object to the use of this data, which may harm our business. Possession and use of our user’s driving behavior and data in conducting our business may subject us to legislative and regulatory burdens in China and other jurisdictions that could require notification of any data breach, restrict our use of such information and hinder our ability to acquire new customers or market to existing customers. If users allege that we have improperly released or disclosed their personal information, we could face legal claims and reputational damage. We may incur significant expenses to comply with privacy, consumer protection and security standards and protocols imposed by laws, regulations, industry standards or contractual obligations. If third parties improperly obtain and use the personal information of our users, we may be required to expend significant resources to resolve these problems.

Failure of information security and privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

We face significant challenges with respect to information security and privacy, including the storage, transmission and sharing of confidential information. We transmit and store confidential and private information of our car buyers, such as personal information, including names, accounts, user IDs and passwords, and payment or transaction related information.

We are required by PRC law to ensure the confidentiality, integrity, availability and authenticity of the information of our users, customers and distributors, which is also essential to maintaining their confidence in our vehicles and services. We have adopted strict information security policies and deployed advanced measures to implement the policies, including, among others, advanced encryption technologies. However, advances in technology, an increased level of sophistication and diversity of our products and services, an increased level of expertise of hackers, new discoveries in the field of cryptography or others can still result in a compromise or breach of the measures that we use. If we are unable to protect our systems, and hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification or destruction, such problems or security breaches could cause a loss, give rise to our liabilities to the owners of confidential information or even subject us to fines and penalties. In addition, complying with various laws and regulations could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business.

In addition, we may need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. The GDPR imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR) and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks.

We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, and misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental entities or others, damage to our reputation and credibility and could have a negative impact on revenues and profits.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally, which may reduce the number of orders we receive.

Our warranty reserves may be insufficient to cover future warranty claims which could adversely affect our financial performance.

For the initial owner of the ES8 or ES6, we provide an extended warranty, subject to certain conditions. As required under the relevant PRC law, we also provide (i) a bumper to bumper three-year or 120,000 kilometer warranty, (ii) for critical EV components (battery pack, electrical motors, power electrical unit and vehicle control unit) an eight-year or 120,000 kilometer warranty, and (iii) a two-year or 50,000 kilometer warranty covering vehicle repair, replacement and refund. Our warranty program is similar to other vehicle manufacturer’s warranty programs intended to cover all parts and labor to repair defects in material or workmanship in the body, chassis, suspension, interior, electric systems, battery, powertrain and brake system. We plan to record and adjust warranty reserves based on changes in estimated costs and actual warranty costs. However, because we did not start making deliveries of the ES8 until June 2018 and have not begun making deliveries of the ES6, we have little experience with warranty claims regarding our vehicles or with estimating warranty reserves. As of February 28, 2019, we had warranty reserves in respect of our vehicles of RMB197.6 million (US$28.7 million). We cannot assure you that such reserves will be sufficient to cover future claims. We could, in the future, become subject to a significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our results of operations, financial condition and prospects.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our vehicles or components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. Our applications and uses of trademarks relating to our design, software or artificial intelligence technologies could be found to infringe upon existing trademark ownership and rights. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

•	cease selling, incorporating certain components into, or using vehicles or offering goods or services that incorporate or use the challenged intellectual property;

•	pay substantial damages;

•	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;

•	redesign our vehicles or other goods or services; or

•	establish and maintain alternative branding for our products and services.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, operating results and financial condition could be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success. We rely on trademark and patent law, trade secret protection and confidentiality and license agreements with our employees and others to protect our proprietary rights.

We have invested significant resources to develop our own intellectual property. Failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other countries with more developed intellectual property laws. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken or will take will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

As our patents may expire and may not be extended, our patent applications may not be granted and our patent rights may be contested, circumvented, invalidated or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies, which could have a material and adverse effect on our business operations, financial condition and results of operations.

As of February 28, 2019, we had 1,535 issued patents and 2,594 patent applications pending. For our pending application, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The intellectual property rights of others could also bar us from licensing and exploiting any patents that issue from our pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We have limited liability insurance coverage for our products and business operations. A successful liability claim against us due to injuries suffered by our users could materially and adversely affect our financial condition, results of operations and reputation. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

We have a significant amount of debt, including our convertible senior notes, that are senior in capital structure and cash flow, respectively, to our shareholders. Satisfying the obligations relating to our debt could adversely affect the amount or timing of distributions to our shareholders or result in dilution.

As of February 28, 2019, we had approximately US$1,080.9 million in total long-term liabilities outstanding, consisting primarily of US$750.0 million in principal that remains outstanding under our 4.50% convertible senior notes due 2024, or the 2024 Notes, and RMB1,489.1 million (US$216.6 million) in bank debt.

The 2024 Notes are unsecured debt and are not redeemable by us prior to the maturity date except for certain changes in tax law. In accordance with the indenture governing the 2024 Notes, or the Indenture, holders of the 2024 Notes may require us to purchase all or any portion of their notes on February 1, 2022 at a repurchase price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus accrued and unpaid interest. Holders of the 2024 Notes may also require us, upon a fundamental change (as defined in the Indenture), to repurchase for cash all or part of their 2024 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus accrued and unpaid interest. Satisfying the obligations of the 2024 Notes could adversely affect the amount or timing of any distributions to our shareholders. We may choose to satisfy, repurchase, or refinance the 2024 Notes through public or private equity or debt financings if we deem such financings available on favorable terms. If we do not have adequate cash available or cannot obtain additional financing, or our use of cash is restricted by applicable law, regulations or agreements governing our current or future indebtedness, we may not be able to repurchase the 2024 Notes when required under the Indenture, which would constitute an event of default under the Indenture. An event of default under the Indenture could also lead to a default under other agreements governing our current and future indebtedness, and if the repayment of such other indebtedness were accelerated, we may not have sufficient funds to repay the indebtedness and repurchase the 2024 Notes or make cash payments upon conversion of the 2024 Notes.

In addition, the holders of the 2024 Notes may convert their notes to a number of our ADSs at their option at any time prior to the close of business on the second business day immediately preceding the maturity date pursuant to the Indenture. The 2024 Notes that are converted in connection with a make-whole fundamental change (as defined in the Indenture) may be entitled to an increase in the conversion rate for such 2024 Notes. Any conversion will result in immediate dilution to the ownership interests of existing shareholders and such dilution could be material.

We may seek to obtain future financing through the issuance of debt or equity, which may have an adverse effect on our shareholders or may otherwise adversely affect our business.

If we raise funds through the issuance of additional equity or debt, including convertible debt or debt secured by some or all of our assets, holders of any debt securities or preferred shares issued will have rights, preferences and privileges senior to those of holders of our ordinary shares in the event of liquidation. The terms of the 2024 Notes do not restrict our ability to issue additional debt. If additional debt is issued, there is a possibility that once all senior claims are settled, there may be no assets remaining to pay out to the holders of ordinary shares. In addition, if we raise funds through the issuance of additional equity, whether through private placements or public offerings, such an issuance would dilute ownership of our current shareholders that do not participate in the issuance. If we are unable to obtain any needed additional funding, we may be required to reduce the scope of, delay, or eliminate some or all of, our planned research, development, manufacturing and marketing activities, any of which could materially harm our business.

Furthermore, the terms of any additional debt securities we may issue in the future may impose restrictions on our operations, which may include limiting our ability to incur additional indebtedness, pay dividends on or repurchase our share capital, or make certain acquisitions or investments. In addition, we may be subject to covenants requiring us to satisfy certain financial tests and ratios, and our ability to satisfy such covenants may be affected by events outside of our control.

The terms of the 2024 Notes could delay or prevent an attempt to take over our company.

The terms of the 2024 Notes require us to repurchase the 2024 Notes in the event of a fundamental change. A takeover of our company would constitute a fundamental change. This could have the effect of delaying or preventing a takeover of our company that may otherwise be beneficial to our shareholders.

We are or may be subject to risks associated with strategic alliances or acquisitions.

We have entered into and may in the future enter into strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

In addition, although we have no current acquisition plans, if appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible shareholder approval, we may have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased delay and costs, and may derail our business strategy if we fail to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

If we fail to manage our growth effectively, we may not be able to market and sell our vehicles successfully.

We have expanded our operations, and as we ramp up our production, further significant expansion will be required, especially in connection with potential increased sales, providing our users with high-quality servicing, providing charging solutions, expansion of our NIO House network and managing different models of vehicles. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include, among others:

•	managing a larger organization with a greater number of employees in different divisions;

•	controlling expenses and investments in anticipation of expanded operations;

•	establishing or expanding design, manufacturing, sales and service facilities;

•	implementing and enhancing administrative infrastructure, systems and processes; and

•	addressing new markets and potentially unforeseen challenges as they arise.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, results of operations and financial condition.

We have granted, and may continue to grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted share incentive plans in 2015, 2016, 2017 and 2018, which we refer to as the 2015 Plan, the 2016 Plan, the 2017 Plan and the 2018 Plan, respectively, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The 2018 Plan became effective as of January 1, 2019. We recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. Under our share incentive plans, we are authorized to grant options and other types of awards. Under the 2015 Plan, the 2016 Plan and the 2017 Plan, the maximum numbers of Class A ordinary shares which may be issued pursuant to all awards are 46,264,378, 18,000,000 and 33,000,000, respectively. Under the 2018 Plan, a maximum number of 23,000,000 Class A ordinary shares may be issued pursuant to all awards. This amount should automatically increase each year by the number of shares representing 1.5% of the then total issued and outstanding share capital of our company as of the end of each preceding year. As of December 31, 2018, awards to purchase an aggregate amount of 91,074,140 Class A ordinary shares under the 2015 Plan, the 2016 Plan and the 2017 Plan had been granted and were outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. As of December 31, 2018, our unrecognized share-based compensation expenses amounted to RMB73.0 million (US$10.6 million).

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Furthermore, perspective candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plans will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

Prior to the initial public offering of our ADSs on the New York Stock Exchange in September 2018, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud.

Our internal controls relating to financial reporting have not kept pace with the expansion of our business. Our financial reporting function and system of internal controls are less developed in certain respects than those of similar companies that operate in fewer or more developed markets and may not provide our management with as much or as accurate or timely information. The U.S. Public Company Accounting Oversight Board, or the PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the preparation and external audit of our consolidated financial statements as of and for the year ended December 31, 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. The material weakness identified was that we do not have sufficient competent financial reporting and accounting personnel with an appropriate understanding of U.S. GAAP to (i) design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issues and (ii) prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the Securities and Exchange Commission, or the SEC. The material weakness resulted in a significant number of adjustments and amendments to our consolidated financial statements and related disclosures under U.S. GAAP.

As a result of the identification of this material weakness, we have been taking measures to remedy this control deficiency. However, we can give no assurance that the implementation of these measures will be sufficient to eliminate such material weakness or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the ADSs.

As a public company, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

If our suppliers fail to use ethical business practices and comply with applicable laws and regulations, our brand image could be harmed due to negative publicity.

Our core values, which include developing high quality electric vehicles while operating with integrity, are an important component of our brand image, which makes our reputation sensitive to allegations of unethical business practices. We do not control our independent suppliers or their business practices. Accordingly, we cannot guarantee their compliance with ethical business practices, such as environmental responsibilities, fair wage practices, and compliance with child labor laws, among others. A lack of demonstrated compliance could lead us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations.

Violation of labor or other laws by our suppliers or the divergence of an independent supplier’s labor or other practices from those generally accepted as ethical in the markets in which we do business could also attract negative publicity for us and our brand. This could diminish the value of our brand image and reduce demand for our electric vehicles if, as a result of such violation, we were to attract negative publicity. If we, or other manufacturers in our industry, encounter similar problems in the future, it could harm our brand image, business, prospects, results of operations and financial condition.

If we update our manufacturing equipment more quickly than expected, we may have to shorten the useful lives of any equipment to be retired as a result of any such update, and the resulting acceleration in our depreciation could negatively affect our financial results.

We and JAC have invested and expect to continue to invest significantly in what we believe is state of the art tooling, machinery and other manufacturing equipment for the product lines where the ES8 is manufactured, and we depreciate the cost of such equipment over their expected useful lives. However, manufacturing technology may evolve rapidly, and we or JAC may decide to update our manufacturing process with cutting-edge equipment more quickly than expected. Moreover, as our engineering and manufacturing expertise and efficiency increase, we or JAC may be able to manufacture our products using less of our installed equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and to the extent we own such equipment, our results of operations could be negatively impacted.

The construction and operation of our manufacturing facilities are subject to regulatory approvals or filings and may be subject to changes, delays, cost overruns or may not produce expected benefits.

In 2017, we signed a framework agreement with the Shanghai Jiading government and its authorized investment entity to build and develop our own manufacturing facility in Jiading, Shanghai. Recently, we have agreed with the related contractual parties to cease construction of this planned manufacturing facility and terminate this development project, due to newly issued government policies that allow collaborative manufacturing between traditional automotive manufacturers and companies with a focus on research, development and design of new energy vehicles.

In addition, we are building phase two of our manufacturing facilities in Nanjing. Construction projects of this scale are subject to risks and will require significant capital. Any failure to complete these projects on schedule and within budget could adversely impact our financial condition, production capacity and results of operations. Under PRC law, construction projects are subject to broad and strict government supervision and approval procedures, including but not limited to project approvals and filings, construction land and project planning approvals, environment protection approvals, pollution discharge permits, work safety approvals, fire protection approvals, and the completion of inspection and acceptance by relevant authorities. Some of the construction projects being carried out by us are undergoing necessary approval procedures as required by law. As a result, the relevant entities operating such construction projects may be subject to administrative uncertainty, and construction projects in question may be subject to fines or the suspension of use of such projects. Any of the foregoing could have a material adverse impact on our operations, and we may not be able to find commercially reasonable alternatives.

Our vehicles make use of lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame.

The battery packs that we produce make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While we have designed the battery pack to passively contain any single cell’s release of energy without spreading to neighboring cells, a field or testing failure of our vehicles or other battery packs that we produce could occur, which could subject us to lawsuits, product recalls, or redesign efforts, all of which would be time-consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications or any future incident involving lithium-ion cells such as a vehicle or other fire, even if such incident does not involve our vehicles, could seriously harm our business.

In addition, we store a significant number of lithium-ion cells at our facilities. Any mishandling of battery cells may cause disruption to the operation of our facilities. While we have implemented safety procedures related to the handling of the cells, a safety issue or fire related to the cells could disrupt our operations. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor’s electric vehicle or energy storage product may cause indirect adverse publicity for us and our products. Such adverse publicity could negatively affect our brand and harm our business, prospects, financial condition and operating results.

Interruption or failure of our information technology and communications systems could impact our ability to effectively provide our services.

We aim to provide our users with an innovative suite of services through our mobile application. In addition, our in-car services depend, to a certain extent, on connectivity. The availability and effectiveness of our services depend on the continued operation of our information technology and communications systems. Our systems are vulnerable to damage or interruption from, among other adverse effects, fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems. Our data centers are also subject to break-ins, sabotage, and intentional acts of vandalism, and to potential disruptions. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. Any problems at our data centers could result in lengthy interruptions in our service. In addition, our products and services are highly technical and complex and may contain errors or vulnerabilities, which could result in interruptions in our services or the failure of our systems.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act, or FCPA, the U.K. Bribery Act 2010, and other anti-corruption laws and regulations. The FCPA and the U.K. Bribery Act 2010 prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The U.K. Bribery Act also prohibits non-governmental “commercial” bribery and soliciting or accepting bribes. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation.

We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. We have also entered into joint ventures and/or other business partnerships with government agencies and state-owned or affiliated entities. These interactions subject us to an increased level of compliance-related concerns. We are in the process of implementing policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our shares.

Any unauthorized control or manipulation of our vehicles’ systems could result in loss of confidence in us and our vehicles and harm our business.

Our vehicles contain complex information technology systems. For example, our vehicles are designed with built-in data connectivity to accept and install periodic remote updates from us to improve or update the functionality of our vehicles. We have designed, implemented and tested security measures intended to prevent unauthorized access to our information technology networks, our vehicles and their systems. However, hackers may attempt in the future, to gain unauthorized access to modify, alter and use such networks, vehicles and systems to gain control of, or to change, our vehicles’ functionality, user interface and performance characteristics, or to gain access to data stored in or generated by the vehicle. Vulnerabilities could be identified in the future and our remediation efforts may not be successful. Any unauthorized access to or control of our vehicles or their systems or any loss of data could result in legal claims or proceedings. In addition, regardless of their veracity, reports of unauthorized access to our vehicles, their systems or data, as well as other factors that may result in the perception that our vehicles, their systems or data are capable of being “hacked”, could negatively affect our brand and harm our business, prospects, financial condition and operating results.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition and results of operations.

The global financial markets experienced significant disruptions in 2008 and the United States, European and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global financial markets are facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the hostilities in the Ukraine, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. It is unclear whether these challenges will be contained and what effects they each may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. Economic conditions in China are sensitive to global economic conditions. Recently there have been signs that the rate of China’s economic growth is declining. Any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors.

In addition, the global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the possibility of a trade war between the United States and China. In addition, the U.K. held a referendum on June 23, 2016 on its membership in the European Union., in which a majority of voters in the U.K. voted to exit the European Union (commonly referred to as “Brexit”). The U.K.’s departure from the European Union is currently scheduled to take place on Friday, March 29, 2019. Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Sales of high-end and luxury consumer products, such as our performance electric vehicles, depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of our electric vehicles and our results of operations may be materially and adversely affected.

Shutdowns of the U.S. federal government could materially impair our business and financial condition.

Development of our product candidates and/or regulatory approval may be delayed for reasons beyond our control. For example, over the last several years the U.S. government has shut down several times and certain regulatory agencies, such as the SEC, have had to furlough critical SEC and other government employees and stop critical activities. In our operations as a public company, future government shutdowns could impact our ability to access the public markets, such as through delaying the declaration of effectiveness of registration statements, and obtain necessary capital in order to properly capitalize and continue our operations.

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including imposing several rounds of tariffs affecting certain products manufactured in China. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry and customers. Although we do not currently export any products to the United States, it is not yet clear what impact these tariffs may have or what actions other governments, including the Chinese government, may take in retaliation. While we intend to sell our vehicles only in China in the near future, tariffs could potentially impact our raw material prices. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.

Recent disruptions in the financial markets and economic conditions could affect our ability to raise capital.

In recent years, the United States and global economies suffered dramatic downturns as the result of a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. The United States and certain foreign governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If the actions taken by these governments are not successful, the return of adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

There are uncertainties relating to our users trust arrangement involving a portion of our chairman’s shareholding in our company.

Mr. Bin Li, our chairman and chief executive officer, has transferred 189,253 Class A ordinary shares and 49,810,747 Class C ordinary shares to a trust after the completion of the initial public offering of our ADSs on the New York Stock Exchange in September 2018. After such share transfer, he continues to retain the voting rights of these shares, but plans to let NIO users discuss and propose how to use the economic interests of these shares at certain points in the future, through certain mechanisms still to be implemented. Mr. Li hopes this trust arrangement will help deepen our relationship with users. However, the mechanisms for letting NIO users discuss the use of the economic interests of the shares have yet to be determined or implemented. There is no assurance that such mechanisms will be adopted to our users’ satisfaction, or at all. Furthermore, depending on the proposed use of the economic interests of the shares in the future, there could be accounting implications to us, which implications we cannot presently ascertain.

We and certain of our directors and officers have been named as defendants in several shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

Several putative shareholder class action lawsuits have been filed against us and certain of our directors and officers. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more details. Additional complaints related to these claims may be filed in the coming months. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits, if they proceed. We anticipate that we will continue to be a target for lawsuits in the future, including putative class action lawsuits brought by shareholders. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics. In recent years, there have been outbreaks of epidemics in China and globally. Our business operations could be disrupted if any of our employees are suspected of having H1N1 flu, avian flu or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general.

We are also vulnerable to natural disasters and other calamities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.

Risks Related to Our Corporate Structure

If the PRC government deems that our contractual arrangements with our variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

According to the Guidance Catalogue of Industries for Foreign Investment promulgated in 2017, or the Catalogue, promulgated by the MOFCOM and the NDRC, foreign ownership of certain areas of businesses is subject to restrictions under current PRC laws and regulations. For example, under the Catalogue, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) or in a vehicle manufacturer which manufactures the whole vehicle. The Catalogue was amended by the Negative List, which came into effect on July 28, 2018, and lifts restrictions on foreign investment in NEVs manufacturers.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with the Catalogue before it is amended by the Negative List, we had planned to conduct certain operations that were then subject to restrictions on foreign investment under the Catalogue in China through Shanghai NIO Energy Automobile Co., Ltd., or NIO New Energy. NIO Co., Ltd. owns 50% equity interests in NIO New Energy. Our founders Bin Li and Lihong Qin, through holding equity interests in Shanghai Anbin Technology Co., Ltd. indirectly own 40% and 10%, respectively, of the equity interests in NIO New Energy. With respect to the 50% equity interests of NIO New Energy indirectly held by the founders, we have entered into a series of contractual arrangements with Shanghai Anbin Technology Co., Ltd., or Shanghai Anbin, and its shareholders, which enable us to (i) ultimately exercise effective control over such 50% equity interests of NIO New Energy, (ii) receive 50% of substantially all of the economic benefits and bear the obligation to absorb 50% of substantially all of the losses of NIO New Energy, and (iii) have an exclusive option to purchase all or part of the equity interests in Shanghai Anbin when and to the extent permitted by PRC laws, as a result of which we will indirectly own all or part of such 50% equity interests in NIO New Energy. Because of the ownership of 50% equity interests of NIO New Energy and these contractual arrangements, we are the primary beneficiary of NIO New Energy and hence consolidate its financial results as our variable interest entity under U.S. GAAP. In addition, to comply with the Catalogue (as amended by the Negative List), we have also entered into a series of contractual arrangements with Beijing NIO Network Technology Co., Ltd., or Beijing NIO, and its shareholders that enable us to hold all the required Internet content provision service, or the ICP, and related licenses in China. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIEs and their respective shareholders.”

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structures of NIO Co., Ltd. and our variable interest entities in China do not result in any violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our wholly-owned subsidiary NIO Co., Ltd., our variable interest entities and their respective shareholders governed by PRC laws will not result in any violation of PRC laws or regulations currently in effect. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and there can be no assurance that the PRC regulatory authorities will take a view that is consistent with the opinion of our PRC legal counsel. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Foreign Investment Law” and “—Regulation—Regulations on Foreign Investment in China” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our business may be significantly affected by the Foreign Investment Law.” It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide.

If the ownership structure, contractual arrangements and businesses of our PRC subsidiaries or our variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiaries or our variable interest entities fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;

•	shutting down our servers or blocking our website, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and variable interest entities;

•	imposing fines, confiscating the income from our PRC subsidiaries or our variable interest entities, or imposing other requirements with which we or our variable interest entities may not be able to comply;

•	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our variable interest entities and deregistering the equity pledge of our variable interest entities, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our variable interest entities; or

•	restricting or prohibiting our use of the proceeds of any financing outside China to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our variable interest entities that most significantly impact their economic performance, and/or our failure to receive the economic benefits from our variable interest entities, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our variable interest entities and their shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Shanghai Anbin and Beijing NIO and their respective shareholders to conduct a portion of our operations in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIEs and their respective shareholders.” The respective shareholders of Shanghai Anbin and Beijing NIO may not act in the best interests of our company or may not perform their obligations under these contracts. If we had direct ownership of our variable interest entities, or VIEs, we would be able to exercise our rights as a shareholder to control our VIEs to exercise rights of shareholders to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the contractual arrangements, we would rely on legal remedies under PRC law for breach of contract in the event that Shanghai Anbin and Beijing NIO and their respective shareholders did not perform their obligations under the contracts. These legal remedies may not be as effective as direct ownership in providing us with control over Shanghai Anbin and Beijing NIO.

If Shanghai Anbin or Beijing NIO or their respective shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. All of the agreements under our contractual arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal framework and system in China, in particularly those relating to arbitration proceedings, are not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or face other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our variable interest entities, and our ability to conduct our business may be negatively affected. See “Item 3. Key Information——D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Our ability to enforce the equity pledge agreements between us and our PRC variable interest entities’ shareholders may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity interest pledge agreements between Shanghai Anbin and Beijing NIO, our variable interest entities, and NIO Co., Ltd., our wholly-owned PRC subsidiary, and the respective shareholders of Shanghai Anbin and Beijing NIO, each shareholder of Shanghai Anbin and Beijing NIO agrees to pledge its equity interests in Shanghai Anbin and Beijing NIO to our subsidiary to secure Shanghai Anbin and Beijing NIO’s performance of its obligations under the relevant contractual arrangements. The equity interest pledges of shareholders of each of Beijing NIO and Shanghai Anbin under its equity interests pledge agreement have been registered with the relevant local branch of State Administration for Market Regulation, or the SAMR. In addition, in the registration forms of the local branch of the SAMR for the pledges over the equity interests under the equity interest pledge agreements, the aggregate amount of registered equity interests pledged to NIO Co., Ltd. represents 100% of the registered capital of Shanghai Anbin and Beijing NIO. The equity interest pledge agreements with our variable interest entities’ shareholders provide that the pledged equity interests shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of that variable interest entity. However, a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity interest pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which typically takes last priority among creditors.

The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Our founders, Bin Li and Lihong Qin, own 80% and 20%, respectively, of the equity interests in our variable interest entities, Shanghai Anbin and Beijing NIO. As shareholders of Shanghai Anbin and Beijing NIO, they may have potential conflicts of interest with us. These shareholders may breach, or cause our variable interest entities to breach, or refuse to renew, the existing contractual arrangements we have with them and our variable interest entities, which would have a material and adverse effect on our ability to effectively control our variable interest entities and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with Shanghai Anbin and Beijing NIO to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. Each of Bin Li and Lihong Qin is also a director and executive officer of our company. We rely on Bin Li and Lihong Qin to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gain. There is currently no specific and clear guidance under PRC laws that addresses any conflict between PRC laws and the laws of Cayman Islands in respect of any conflict relating to corporate governance. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Shanghai Anbin and Beijing NIO, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our contractual arrangements with our variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our variable interest entities owe additional taxes, which could negatively affect our financial condition.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between NIO Co., Ltd., our wholly-owned subsidiary in China, Shanghai Anbin and Beijing NIO, our variable interest entities in China, and Shanghai Anbin and Beijing NIO’s shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Shanghai Anbin and Beijing NIO’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Shanghai Anbin and Beijing NIO for PRC tax purposes, which could in turn increase their tax liabilities without reducing NIO Co., Ltd.’s tax expenses. In addition, if NIO Co., Ltd. requests the shareholders of Shanghai Anbin and Beijing NIO to transfer their equity interests in NIO Co., Ltd. at nominal or no value pursuant to the contractual agreements, such transfer could be viewed as a gift and subject NIO Co., Ltd. to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Shanghai Anbin and Beijing NIO for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if either of our variable interest entities’ tax liabilities increase or if either is required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by our variable interest entities that are material to the operation of our business if either of our variable interest entities goes bankrupt or becomes subject to dissolution or liquidation proceedings.

As part of our contractual arrangements with our variable interest entities, these entities may in the future hold certain assets that are material to the operation of our business. If either of our variable interest entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our variable interest entities may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If either of our variable interest entities undergoes voluntary or involuntary liquidation proceedings, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China’s political or social conditions or government policies could have a material and adverse effect on our business and results of operations.

Substantially all of our revenues are expected to be derived in China in the near future and most of our operations, including all of our manufacturing, is conducted in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors and may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, leading to reduction in demand for our services and solutions and adversely affect our competitive position.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

Our PRC subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Our business may be significantly affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which will take effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. Since the Foreign Investment Law is newly enacted, uncertainties still exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled via contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. There can be no assurance that our contractual arrangements will not be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations.

The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list” to be published. Because the “negative list” has yet to be published, it is unclear as to whether it will differ from the Negative List currently in effect. The Foreign Investment Law provides that only foreign invested entities operating in foreign restricted or prohibited industries will require entry clearance and other approvals that are not required by PRC domestic entities or foreign invested entities operating in other industries. In the event that our variable interest entities through which we operate our business are not treated as domestic investment and our operations carried out through such variable interest entities are classified in the “restricted” or “prohibited” industry in the “negative list” under the Foreign Investment Law, such contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or dispose of such business.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In addition, the Foreign Investment Law provides that existing foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law, which means that we may be required to adjust the structure and corporate governance of certain of our PRC entities then. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulations on internet-related business, automotive businesses and other business carried out by our PRC subsidiaries.

We operate in THE automotive and internet industry, both of which are extensively regulated by the PRC government. For example, the PRC government imposes foreign ownership restrictions and licensing and permit requirements for companies in the internet industry. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Investment in China” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Value-added Telecommunications Services.” Recently, the MOFCOM and the NDRC promulgated the Negative List, which lifts restrictions on foreign investment on the production of new energy vehicles, effective on July 28, 2018; and the NDRC promulgated the Provisions on Administration of Investment in Automobile Industry, which became effective on January 10, 2019, to set certain requisite criteria for newly-established pure electric vehicle automakers. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations and Approvals Covering the Manufacturing of Pure Electric Passenger Vehicles.” These laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations and furthermore, we cannot assure you that we have complied or will be able to comply with all applicable laws at all times. Consequently, we could face the risks of being subject to governmental investigations, orders by the competent authorities for rectification, administrative penalties or other legal proceedings.

Currently we rely on the contractual arrangements with Beijing NIO, one of our variable interest entities, to hold an ICP license, and separately own the relevant domain names and trademarks in connection with our internet services and operate our website and mobile application through NIO Co., Ltd. Our internet services may be treated as a value-added telecommunications business. If so, we may be required to transfer the domain names, trademark and the operations of the internet services from NIO Co., Ltd. to Beijing NIO, and we may also be subject to administrative penalties. Further, any challenge to the validity of these arrangements may significantly disrupt our business, subject us to sanctions, compromise enforceability of our contractual arrangements, or have other harmful effects on us. It is uncertain if Beijing NIO or NIO Co., Ltd. will be required to obtain a separate operating license for certain services carried out by us through our mobile application in addition to the valued-added telecommunications business operating licenses for internet content provision services, and if Beijing NIO will be required to supplement our current ICP license in the future.

In addition, our mobile applications are also regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, promulgated by the Cyberspace Administration of China, or the CAC, on June 28, 2016 and effective on August 1, 2016. According to the APP Provisions, the providers of mobile applications shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our mobile applications complies with the requirements of the APP Provisions at all times. If our mobile applications were found to be violating the APP Provisions, we may be subject to administrative penalties, including warning, service suspension or removal of our mobile applications from the relevant mobile application store, which may materially and adversely affect our business and operating results.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry, particularly the policies relating to value-added telecommunications services, have created substantial uncertainties regarding the legality of existing and future foreign investments in the businesses and activities of internet businesses in China, including our business.

Several PRC regulatory authorities, such as the SAMR, the NDRC, the Ministry of Industry and Information Technology, or the MIIT, and the MOFCOM, oversee different aspects of our operations, and we are required to obtain a wide range of government approvals, licenses, permits and registrations in connection with our operations. For example, certain filings must be made by automobile dealers through the information system for the national automobile circulation operated by the relevant commerce department within 90 days after the receipt of a business license. Furthermore, the NEV industry is relatively new in China, and the PRC government has not adopted a clear regulatory framework to regulate the industry. As some of the laws, rules and regulations that we may be subject to were primarily enacted with a view toward application to ICE vehicles, or are relatively new, there is significant uncertainty regarding their interpretation and application with respect to our business. For example, it remains unclear under PRC laws whether our charging trucks need to be registered with related local traffic management authorities or obtain transportation operation licenses for their services, and whether we would be required to obtain any particular permit or license to be qualified to provide our charging services in cooperation with third party charging stations. In addition, the PRC government may enact new laws and regulations that require additional licenses, permits, approvals and/or registrations for the operation of any of our existing or future business. As a result. we cannot assure you that we have all the permits, licenses, registrations, approvals and/or business license covering the sufficient scope of business required for our business or that we will be able to obtain, maintain or renew permits, licenses, registrations, approvals and/or business license covering sufficient scope of business in a timely manner or at all.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2018, our variable interest entities had not made appropriations to statutory reserves as our PRC subsidiaries and our variable interest entities reported accumulated loss. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Dividend Distribution.” Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with our variable interest entities in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Our contractual arrangements with our variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our variable interest entities owe additional taxes, which could negatively affect our financial condition.” In addition, the incurrence of indebtedness by our PRC subsidiaries could result in operating and financing covenants and undertakings to creditors that would restrict the ability of our PRC subsidiaries to pay dividends to us.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees, limitation with respect to utilization of labor dispatching, applying for foreigner work permits, labor protection and labor condition and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, which came into effect on July 1, 2011. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2002. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to, apply for social insurance registration and housing fund deposit registration within 30 days of their establishment, and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. However, certain of our PRC subsidiaries and VIEs that do not hire any employees and are not a party to any employment agreement, have not applied for and obtained such registration, and instead of paying the social insurance payment on their own for their employees, certain of our PRC subsidiaries and VIEs use third-party agencies to pay in the name of such agency. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders may further subject us to administrative fines.

As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices may violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations.

The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. While appreciating approximately by 7% against the U.S. dollar in 2017, the Renminbi in 2018 depreciated approximately by 5% against the U.S. dollar. Since October 1, 2016, the Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a more flexible currency policy. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from any financing outside China into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into a foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on our results of operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore equity offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds of any financing outside China to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration, statutory limitations on amount and approval requirements. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.” These PRC laws and regulations may significantly limit our ability to use Renminbi converted from the net proceeds of any financing outside China to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new variable interest entities in China. Moreover, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

On December 26, 2017, the NDRC issued the Management Rules for Overseas Investment by Enterprises, or Order 11. On February 11, 2018, the Catalog on Overseas Investment in Sensitive Industries (2018 Edition), or the Sensitive Industries List was promulgated. Overseas investment governed by Order 11 refers to the investment activities conducted by an enterprise located in the territory of China either directly or via an overseas enterprise under its control through making investment with assets and equities or providing financing or guarantees in order to obtain overseas ownership, control, management rights and other related interests, and overseas investment by a PRC individual through overseas enterprises under his/her control is also subject to Order 11. According to Order 11, before being conducted, any overseas investment in a sensitive industry or any direct investment by a Chinese enterprise in a non-sensitive industry but with an investment amount over US$300 million requires approval from, or filing with, the NDRC, and for those non-sensitive investments indirectly by Chinese investors (including PRC individuals) with investment amounts over US$300 million need to be reported. However uncertainties remain with respect to the interpretation and application of Order 11, we are not sure whether our using of proceeds will be subject to Order 11. If we fail to obtain the approval, complete the filing or report our overseas investment with our proceeds (as the case may be) in a timely manner provided that Order 11 is applicable, we may be forced to suspend or cease our investment, or be subject to penalties or other liabilities, which could materially and adversely affect our business, financial condition and prospects.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into a foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

Since 2016, the PRC government has tightened its foreign exchange policies again and stepped up scrutiny of major outbound capital movement. More restrictions and a substantial vetting process have been put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also restrict access in the future to foreign currencies for current account transactions, at its discretion. We receive substantially all of our revenues in RMB. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes certain material events. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange—Offshore Investment.”

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with SAFE registration requirements could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interests in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex. In addition to the Anti-Monopoly Law itself, these include the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC governmental and regulatory agencies in 2006, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that the MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Under SAFE regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Employment and Social Welfare—Employee Stock Incentive Plan.” We and our PRC resident employees who participate in our share incentive plans are subject to these regulations since we became a public company listed in the United States. If we or any of these PRC resident employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Our PRC subsidiaries currently benefit from a number of preferential tax treatments. For example, our subsidiary, NIO Co., Ltd., is entitled to enjoy, after completing certain application formalities, a 15% preferential enterprise income tax from 2018 as it has been qualified as a “High New Technology Enterprise” under the PRC Enterprise Income Tax Law and related regulations. The discontinuation of any of the preferential income tax treatment that we currently enjoy could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain or lower our current effective tax rate in the future.

In addition, our PRC subsidiaries have received various financial subsidies from PRC local government authorities. The financial subsidies result from discretionary incentives and policies adopted by PRC local government authorities. For example, our subsidiary, XPT (Nanjing) E-Powertrain Technology Co., Ltd., has received subsidies of an aggregate of RMB33.1 million for the phase I construction of the Nanjing Advanced Manufacturing Engineering Center. Local governments may decide to change or discontinue such financial subsidies at any time. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, we may be required to withhold a 10% withholding tax from interest or dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of our ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, interest or dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of the ADSs or ordinary shares by such holders may be subject to PRC tax at a rate of 20% (which, in the case of interest or dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” As of December 31, 2018, our subsidiaries and variable interest entities located in the PRC reported accumulated loss and therefore they had no retained earnings for offshore distribution. In the future, we intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. Our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the relevant tax authority and we may not be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the State Administration of Taxation, or the SAT, issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7. Circular 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the SAT issued Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or Circular 37, which came into effect on December 1, 2017. Circular 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligations, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Circular 7 and Circular 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAMR.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries, variable interest entities and their subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiaries, variable interest entities and their subsidiaries are members of our senior management team who have signed employment agreements with us or our PRC subsidiaries, variable interest entities and their subsidiaries under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries, variable interest entities and their subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries, variable interest entities or their subsidiaries, we or our PRC subsidiaries, variable interest entities and their subsidiaries would need to pass a new shareholders or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Our leased property interest or entitlement to other facilities or assets may be defective or subject to lien and our right to lease, own or use the properties affected by such defects or lien challenged, which could cause significant disruption to our business.

Under PRC laws, all lease agreements are required to be registered with the local housing authorities. We presently lease several premises in China, some of which have not completed the registration of the ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.

Some of the ownership certificates or other similar proof of certain leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be adversely affected.

Some of our PRC subsidiaries have incurred or will incur indebtedness and may, in connection therewith, create mortgage, pledge or other lien over substantive operating assets, facilities or equity interests of certain PRC subsidiaries as guarantee to their repayment of indebtedness or as counter guarantee to third-party guarantors which provide guarantee to our PRC subsidiaries’ repayment of indebtedness. In the event that the relevant PRC subsidiaries fail to perform their repayment obligations or such guarantors perform their guarantee obligations, claims may be raised to our substantive operating assets, facilities or equity interests of the PRC subsidiaries in question. If we cannot continue to own or use such assets, facilities or equity interests, our operation may be adversely affected.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in this annual report, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States to pursuant to which the PCAOB conducts regular inspections to assess its compliance with professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions the SEC and the PCAOB will take to address the problem.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against the “big four” PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of the “big four” accounting firms (including our auditors). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission, or the CSRC. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an initial decision, or the Initial Decision, that the Chinese affiliates of “big four” accounting firms should be barred from practicing before the SEC for six months. Thereafter, the accounting firms filed a petition for review of the Initial Decision, prompting the SEC commissioners to review the Initial Decision, determine whether there had been any violation and, if so, determine the appropriate remedy to be placed on these audit firms.

In February 2015, the Chinese affiliates of the “big four” accounting firms (including our auditors) each agreed to censure and pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S. listed companies. The settlement requires the firms to follow detailed procedures and to seek to provide the SEC with access to the Chinese firms’ audit documents via the CSRC. If they failed to meet the specified criteria during a period of four years starting from the settlement date, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event the Chinese affiliates of the “big four” become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Securities Exchange Act, and could result in delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our shares may be adversely affected. If our independent registered public accounting firm was denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act.

Risks Related to Our ADSs and Trading Market

The trading prices of our ADSs have fluctuated and may be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has been volatile and has ranged from a low of US$4.90 to a high of US$13.80 since our ADSs started to trade on the New York Stock Exchange on September 12, 2018. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

•	actual or anticipated fluctuations in our quarterly results of operations;

•	changes in financial estimates by securities research analysts;

•	conditions in automotive markets;

•	changes in the operating performance or market valuations of other automotive companies;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between RMB and the U.S. dollar;

•	litigation, government investigation or other legal or regulatory proceeding;

•	release of lock-up and other transfer restrictions on our ADSs or any ordinary shares or sales of additional ADSs;

•	any actual or alleged illegal acts of our shareholders or management;

•	any share repurchase program; and

•	general economic or political conditions in China or elsewhere in the world.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In addition, the stock market in general, and the market prices for companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

Our triple-class voting structure will limit the holders of our Class A ordinary shares and ADSs to influence corporate matters, provide certain shareholders of ours with substantial influence and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have adopted a triple-class voting structure such that our ordinary shares consist of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights other than voting and conversion rights. Each holder of our Class A ordinary shares is entitled to one vote per share, each holder of our Class B ordinary shares is entitled to four votes per share and each holder of our Class C ordinary shares is entitled to eight votes per share on all matters submitted to them for a vote. Our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Each Class B ordinary share or Class C ordinary share is convertible into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares or Class C ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares or Class C ordinary shares are automatically and immediately converted into the equal number of Class A ordinary shares.

As of the date of this annual report, Mr. Bin Li, our chairman and chief executive officer, together with his affiliates, beneficially own all of our issued Class C ordinary shares. The Tencent entities beneficially owned all of our issued Class B ordinary shares. Due to the disparate voting powers associated with our triple classes of ordinary shares, Mr. Li has considerable influence over important corporate matters. As of February 28, 2019, Mr. Li beneficially owns 48.0% of the aggregate voting power of our company through mobike Global Ltd. and Originalwish Limited, companies wholly owned by Mr. Li, and through NIO Users Limited, a holding company ultimately controlled by Mr. Li, whereas Tencent entities beneficially own 21.6% of the aggregate voting power of our company through Mount Putuo Investment Limited, Image Frame Investment (HK) Limited and TPP Follow-on I Holding D Limited. Mr. Li has considerable influence over matters requiring shareholder approval, including electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit the ability of the holders of our Class A ordinary shares and ADSs to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transaction, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price. Moreover, Mr. Li may increase the concentration of his voting power and/or share ownership in the future, which may, among other consequences, decrease the liquidity in our ADSs.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. In addition, certain holders of our existing shareholders are entitled to certain registration rights, including demand registration rights, piggyback registration rights, and Form F-3 or Form S-3 registration rights. Registration of these shares under the Securities Act of 1933, or the Securities Act, would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future, the holders of our ADSs must rely on price appreciation of our ADSs for return on their investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return to ADS holders will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which ADS holders purchased the ADSs. Our ADS holders may not realize a return on their investment in our ADSs and they may even lose their entire investment in our ADSs.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets (taking into account our current market capitalization), we do not believe that we were a PFIC for our taxable year ended December 31, 2018 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the nature and composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs, which may be volatile. The nature and composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

Although the law in this regard is not entirely clear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities. As a result, we consolidated their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10—Additional Information—E. Taxation––United States Federal Income Taxation”) holds our ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10—Additional Information––E. Taxation––United States Federal Income Taxation.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our eleventh amended and restated memorandum and articles of association contain provisions that have the potential to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, rights and terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

The capped call and zero-strike call transactions may affect the value of our ADSs.

On January 30, 2019, in connection with the pricing of the 2024 Notes, we entered into capped call transactions with one or more of the initial purchasers and/or their respective affiliates and/or other financial institutions, or the Capped Call Option Counterparties. We entered into additional capped call transactions with the Capped Call Option Counterparties on February 15, 2019 and February 26, 2019, respectively. We used a portion of the net proceeds of the 2024 Notes to pay the cost of such transactions. The cap price of these capped call transactions is initially US$14.92 per ADS, representing a premium of approximately 100% to the closing price on the New York Stock Exchange, or NYSE, of the Company’s ADSs on January 30, 2019, which was US$7.46 per ADS, and is subject to adjustment under the terms of the capped call transactions. As part of establishing their initial hedges of the capped call transactions, the Capped Call Option Counterparties or their respective affiliates expect to trade the ADSs and/or enter into various derivative transactions with respect to our ADSs concurrently with, or shortly after, the pricing of the 2024 Notes. This activity could increase (or reduce the size of any decrease in) the market price of the ADSs or the 2024 Notes at that time. However, if any such capped call transactions fail to become effective, the Capped Call Option Counterparties may unwind their hedge positions with respect to the ADSs, which could adversely affect the market price of the ADSs. In addition, the Capped Call Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to the ADSs, the 2024 Notes or our other securities and/or by purchasing or selling the ADSs, the 2024 Notes or our other securities in secondary market transactions following the pricing of the 2024 Notes and prior to the maturity of the 2024 Notes (and are likely to do so following any conversion of the 2024 Notes, if we exercise the relevant election under the capped call transactions, or repurchase of the 2024 Notes by us). This activity could also cause or avoid an increase or a decrease in the market price of our ADSs.

On January 30, 2019, in connection with the pricing of the 2024 Notes, NIO also entered into privately negotiated zero-strike call option transactions with one or more of the initial purchasers or their respective affiliates, or the Zero-Strike Call Option Counterparties, and used a portion of the net proceeds of the 2024 Notes to pay the aggregate premium under such transactions. Pursuant to the zero-strike call option transactions, we purchased, in the aggregate, approximately 26.8 million ADSs, with delivery thereof (subject to adjustment) by the respective Zero-Strike Call Option Counterparties at settlement shortly after the scheduled maturity date of the 2024 Notes, subject to the ability of each Zero-Strike Call Option Counterparty to elect to settle all or a portion of the respective zero-strike option transaction early. Facilitating investors’ hedge positions by entering into the zero-strike call option transactions, particularly if investors purchase the ADSs on or around the day of the pricing of the 2024 Notes, could increase (or reduce the size of any decrease in) the market price of the ADSs. However, if any zero-strike call option transactions fail to become effective, the respective Zero-Strike Call Option Counterparties may unwind their hedge positions with respect to the ADSs, which could adversely affect the market price of the ADSs. In addition, the Zero-Strike Call Option Counterparties or their respective affiliates may modify their respective hedge positions by entering into or unwinding one or more derivative transactions with respect to the ADSs, the 2024 Notes or our other securities and/or by purchasing or selling the ADSs, the 2024 Notes or our other securities in secondary market transactions at any time, including following the pricing of the 2024 Notes and prior to the maturity of the 2024 Notes. This activity could also cause or avoid an increase or a decrease in the market price of the ADSs.

Our shareholders may face difficulties in protecting their interests, and ability to protect their rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our eleventh amended and restated memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for our shareholders to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the NYSE corporate governance listing standards. However, the NYSE corporate governance listing standards permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreements, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement and the deposit agreement for restricted securities governing the ADSs representing our Class A ordinary shares provide that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreements and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreements, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreements. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreements and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If any of the holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreements or the ADSs, including claims under federal securities laws, such holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreements with a jury trial. No condition, stipulation or provision of the deposit agreements or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and the majority of our assets are located outside of the United States. The most significant portion of our operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons may be located outside the United States. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against these individuals in the United States in the event that such shareholders believe that their rights have been infringed under the U.S. federal securities laws or otherwise. Even if such shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render them unable to enforce a judgment against our assets or the assets of our directors and officers.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of the initial public offering of our ADSs.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and they may not be able to exercise their right to vote their Class A ordinary shares.

Holders of our ADSs will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreements. Under the deposit agreement, ADS holders must vote by giving voting instructions to the depositary. If we ask for instructions of ADS holders, then upon receipt of such voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for instructions of ADS holders, the depositary may still vote in accordance with instructions given by holders of ADSs, but it is not required to do so. ADS holders will not be able to directly exercise their right to vote with respect to the underlying shares unless they withdraw the shares. When a general meeting is convened, an ADS holder may not receive sufficient advance notice to withdraw the shares underlying his or her ADSs to allow such holder to vote with respect to any specific matter. If we ask for instructions of holders of ADSs, the depositary will notify ADS holders of the upcoming vote and will arrange to deliver our voting materials to ADS holders. We have agreed to give the depositary at least 30 days’ prior notice of shareholders’ meetings. Nevertheless, we cannot assure you that ADS holders will receive the voting materials in time to ensure that ADS holders can instruct the depositary to vote their shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out ADS holders’ voting instructions. This means that an ADS holder may not be able to exercise the right to vote and may have no legal remedy if the shares underlying his or her ADSs are not voted as such holder requested.

The depositary for our ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying the ADSs if the holders of such ADSs do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect the interests of our ADS holders.

Under the deposit agreements for the ADSs, if any holder of the ADSs does not vote, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying such ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if any such holder of the ADSs does not vote at shareholders’ meetings, such holder cannot prevent our Class A ordinary shares underlying such ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

An ADS holder’s right to pursue claims against the depositary are limited by the terms of the deposit agreements.

Under the deposit agreements, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreements or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and a holder of our ADSs, will have irrevocably waived any objection which such holder may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.

The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreements be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreements, although the arbitration provisions do not preclude a ADS holder from pursuing claims under federal securities laws in federal courts. Furthermore, if a ADS holder is unsuccessful in such arbitration, such holder may be responsible for the fees of the arbitrator and other costs incurred by the parties in connection with such arbitration pursuant to the deposit agreements. Also, we may amend or terminate the deposit agreements without the consent of any ADS holder. If a ADS holder continues to hold its ADSs after an amendment to the deposit agreements, such holder agrees to be bound by the deposit agreements as amended.

Our ADS holders may not receive dividends or other distributions on our Class A ordinary shares and the ADS holders may not receive any value for them, if it is illegal or impractical to make them available to the ADS holders.

The depositary of our ADSs has agreed to pay the ADS holders the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. Our ADS holders will receive these distributions in proportion to the number of Class A ordinary shares the underlying ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, Class A ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Class A ordinary shares, rights or anything else to holders of ADSs. This means that our ADS holders may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to the ADS holders. These restrictions may cause a material decline in the value of our ADSs.

Our ADS holders may experience dilution of their holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreements, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders, and the incurrence of additional indebtedness could increase our debt service obligations.

We may require additional cash resources due to changed business conditions, strategic acquisitions or other future developments. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The sale of substantial amounts of our ADSs (including upon conversion of the notes) could dilute the interests of our shareholders and ADS holders and adversely impact the market price of our ADSs. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Future sales or issuances, or perceived future sales or issuances, of substantial amounts of our ordinary shares or ADSs could adversely affect the price of our ADS.

If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of our outstanding stock options, the market price of our ADSs could fall. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. Shares held by our existing shareholders may be sold in the public market in the future subject to the restrictions contained in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. If any existing shareholder or shareholders sell a substantial amount of ordinary shares after the expiration of the applicable lock-up periods, the prevailing market price for our ADSs could be adversely affected.

In addition, certain of our shareholders or their transferees and assignees will have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

Our ADS holders may be subject to limitations on transfer of their ADSs.

Our ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreements, or for any other reason.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company, including additional costs associated with our public company reporting obligations. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of the provision that allow us to delay adopting new or revised accounting standards and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were founded in November 2014, as Nextev Inc., which was changed to our current name NIO Inc. in July 2017. Significant milestones in our development include the following:

2015

•	In February 2015, we established NIO Nextev Limited (formerly known as Nextev Limited), our wholly-owned subsidiary in Hong Kong. We participated in the inaugural season of the FIA Formula E Championship as the Nextev TCR Formula E Team, and in June 2015, we secured the inaugural FIA Formula E Driver’s Championship with Nelson Piquet Jr. In November 2015, we held the inaugural NIO Formula Students Electric China NIO cup in Shanghai.

•	In May 2015, NIO Nextev Limited incorporated NIO Co., Ltd. in China to, among other things, be our global headquarters and engage in research and development related activities. In the same month, NIO Nextev Limited established NIO GmbH in Germany as our vehicle design headquarters.

•	In November 2015, NIO Nextev Limited established NIO USA, Inc. as our headquarters in the United States to design and develop our software and hardware for autonomous driving systems and other advanced technology modules for our vehicles.

•	In December 2015, we established XPT Limited, or XPT, our wholly-owned subsidiary in Hong Kong, to engage in the development of systems and components used in electric vehicles.

54

2016

•	In February 2016, NIO Nextev Limited established NIO Nextev (UK) Limited in the United Kingdom as our Formula E and EP9 electric supercar headquarters. NIO Nextev (UK) Limited also provides engineering support for vehicle development in Shanghai.

•	In April 2016, NIO Nextev Limited incorporated NIO SPORT Limited in Hong Kong to handle Formula E related business. In April 2016, NIO SPORT Limited purchased the Nextev TCR Formula E Team (now the NIO Formula E Team), which NIO Nextev (UK) Limited operates on behalf of NIO SPORT Limited.

•	In April 2016, XPT established XPT Technology Limited in Hong Kong in charge of intellectual property management of XPT. In the same month, XPT established XPT Inc. in the State of Delaware as an operational base in the United States to engage in technology development and cooperation. In May 2016, XPT established XPT (Jiangsu) Investment Co., Ltd. as its investment platform in China.

•	In May 2016, we entered into a manufacturing cooperation agreement with JAC, pursuant to which the JAC-NIO Cooperation Project (New Energy Vehicle) officially launched since the signing of the framework agreement.

•	In September 2016, XPT (Jiangsu) Investment Co., Ltd., or XPT Investment, and a state-owned company, Nanjing Xingzhi Science & Technology Industrial Development Co., Ltd., or Xingzhi, entered into a joint venture agreement to establish a joint venture, XPT (Nanjing) Energy Storage System Co., Ltd., or XPT ESS, to engage in the battery pack business. Each of XPT Investment and Xingzhi holds a 50% equity interest in XPT ESS.

•	In October 2016, we obtained an autonomous vehicle testing permit in the State of California.

•	In November 2016, we unveiled our NIO brand and the EP9 at the Saatchi Gallery in London.

2017

•	In January 2017, we established NIO Power Express Limited, our wholly-owned subsidiary, which later incorporated NIO Energy Investment (Hubei) Co., Ltd. in April 2017 to handle our power management related businesses.

•	In February 2017, we established NIO User Enterprise Limited, our wholly-owned subsidiary, which incorporated Shanghai NIO Sales and Services Co., Ltd. in March 2017, to handle sales and services of our electric vehicles. In March 2017, we unveiled our vision car, the NIO EVE, at South by Southwest 2017 in Austin, Texas. In April 2017, we further unveiled our first volume manufactured passenger car, the ES8, and showcased EP9 and the NIO EVE at the 2017 Shanghai International Automobile Industry Exhibition.

•	In May 2017, our EP9 electric supercar broke the record for fastest lap for a production car at the Nürburgring Nordschleife “Green Hell” track in Germany after having already broken the records for fastest autonomous lap and fastest lap for a production car at the Circuit of the Americas Race Track in Austin, Texas in the United States in February 2017.

•	In May 2017, NIO Energy Investment (Hubei) Co., Ltd. and a PRC provincial government investment vehicle, Hubei Technology Investment Group Limited, entered into a joint venture agreement to establish a joint venture to conduct research and development and design of infrastructure for new energy automobiles.

•	In November 2017, we opened our first NIO House in Beijing. In December 2017, we held our first NIO Day and introduced the ES8 to a widespread audience and began taking orders for the ES8.

55

2018

•	In March 2018, we were in the first batch of companies to obtain a Shanghai Intelligent Connected Vehicle Test License to test seventeen items including, among others, obstacles identification and response and automatic emergency braking on the testing roads, traffic sign recognition and lane keeping systems in the testing roads.

•	In April 2018, we were in the first batch of companies to obtain a Beijing Autonomous Driving Test License to test various items including, among others, perception and compliance with traffic regulations, emergency reaction and manual intervention and integrated driving ability on testing roads.

•	In April 2018, we entered into a series of contractual arrangements with Shanghai Anbin and Beijing NIO, our VIEs, and their respective shareholders to conduct certain of our operations in China in the future.

•	In April 2018 and July 2018, XPT Limited, XPT Investment, and certain investors entered into a share purchase agreement and a supplementary agreement, respectively, pursuant to which such investors, subject to certain closing conditions, agreed to invest an aggregate RMB1,269.9 million in XPT (Jiangsu) Automotive Technology Co., Ltd., or XPT Automotive, a company established in May 2018. Upon the consummation of the transaction, XPT Investment holds a 78.91% equity interest in XPT Automotive and the other investors hold an aggregate 21.09% equity interest.

•	In April 2018, NIO Co., Ltd., Hubei Yangtze River NIO New Energy Industrial Planning Fund and two state-owned companies, Guangzhou Automobile Group Co., Ltd. and GAC New Energy Automobile Co., Ltd. entered into a joint venture agreement to establish a joint venture, GAC NIO New Energy Automobile Technology Co., Ltd., to conduct sales of charger modules and design of automobile parts.

•	In May 2018, XPT Investment set up XPT Automotive as a wholly-owned subsidiary of XPT Investment. XPT Automotive, XPT and XPT Investment entered into a set of agreements, pursuant to which, XPT and XPT Investment transferred the shareholdings in their respective subsidiaries to XPT Automotive. Following the transaction, XPT Technology Limited, XPT Automotive and Shanghai XPT Technology Limited entered into a share transfer agreement, pursuant to which XPT Technology Limited agreed to transfer a 100% equity interest in Shanghai XPT Technology Limited to XPT Automotive, as a result of which Shanghai XPT Technology Limited became a wholly-owned subsidiary of XPT Automotive.

•	In May 2018, XPT (Nanjing) E-Powertrain Technology Co., Ltd. and Nanjing Punch Powertrain Automatic Transmission Co., Ltd. entered into a joint venture agreement to establish a joint venture to develop, produce and sell gear boxes for new energy vehicles and other components of new energy vehicles, and provide after-sales service.

•	In May 2018, XPT Investment purchased the 50% equity interest in XPT ESS held by Xingzhi and, together with the 50% equity interest it holds in XPT ESS, transferred 100% of the equity interest in XPT ESS to XPT Automotive during the restructuring of XPT Investment and its group companies.

•	In July 2018, NIO Co., Ltd. and a state-owned company, Chongqing Changan Automobile Co., Ltd., entered into a joint venture agreement to establish a joint venture to design and develop new energy automobiles as well as their parts and components.

•	In December 2018, XPT Automotive, Xtronics Innovation Ltd. and Wistron (Kunshan) Co., Ltd., or Wistron Kunshan, entered into a joint venture agreement, pursuant to which Wistron Kunshan purchased and subscribed for certain equity interests in XTRONICS (Nanjing) Automotive Intelligent Technologies Co., Ltd., or XTRONICS Nanjing. Upon the consummation of the first phase of the transaction, XPT Automotive holds a 50% equity interest in XTRONICS Nanjing.

56

2019

•

In February 2019, we issued $750 million aggregate principal amount of 4.50% convertible senior notes due 2024, or the 2024 Notes. The 2024 Notes are unsecured debt and are not redeemable by us prior to the maturity date except for certain changes in tax law. In accordance with the indenture governing the 2024 Notes, or the Indenture, holders of the 2024 Notes may require us to purchase all or any portion of their notes on February 1, 2022 at a repurchase price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus accrued and unpaid interest, and may require us, upon a fundamental change (as defined in the Indenture), to repurchase for cash all or part of their 2024 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus accrued and unpaid interest. In addition, the holders of the 2024 Notes may convert their notes to a number of our ADSs at their option at any time prior to the close of business on the second business day immediately preceding the maturity date pursuant to the Indenture. The 2024 Notes that are converted in connection with a make-whole fundamental change (as defined in the Indenture) may be entitled to an increase in the conversion rate for such 2024 Notes.

•

In connection with the issuance of the 2024 Notes, we entered into capped call transactions and zero-strike call option transactions. The cap price of these capped call transactions is initially US$14.92 per ADS, representing a premium of approximately 100% to the NYSE closing price of our ADSs on January 30, 2019, which was US$7.46 per ADS, and is subject to adjustment under the terms of these capped call transactions. Pursuant to the zero-strike call option transactions, we purchased, in the aggregate, approximately 26.8 million ADSs, with delivery thereof (subject to adjustment) by the respective zero-strike call option counterparties at settlement shortly after the scheduled maturity date of the 2024 Notes, subject to the ability of each zero-strike call option counterparty to elect to settle all or a portion of the respective zero-strike option transaction early.

•	In March 2019, we have agreed with the related contractual parties to cease construction of our planned manufacturing facility in Jiading, Shanghai and terminate this development project.

Our principal executive offices are located at Building 20, No. 56 Antuo Road, Jiading District, Shanghai 201804, PRC. Our telephone number at this address is +86-21-6908-3306. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

B.	Business Overview

We are a pioneer in China’s premium electric vehicle market. We design, jointly manufacture, and sell smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining user experience, we aim to provide users with comprehensive, convenient and innovative charging solutions and other user-centric service offerings. Our Chinese name, Weilai (  ), which means Blue Sky Coming, reflects our commitment to a more environmentally friendly future.

The first model we developed was the EP9 supercar, introduced in 2016. The EP9 set a world record as the then fastest all-electric car on the track at the Nürburgring Nordschleife “Green Hell” track in Germany in May 2017, finishing a lap in 6 minutes and 45.90 seconds. Combined with an attractive design and strong driving performance, the EP9 delivers extraordinary acceleration and best-in-class electric powertrain technology, helping position us as a premium brand.

We launched our first volume manufactured electric vehicle, the seven-seater ES8, to the public at our NIO Day event on December 16, 2017 and began making deliveries to users on June 28, 2018. In December 2018, we launched its variant, the six-seater ES8, with delivery beginning in March 2019. The ES8 is an all-aluminum alloy body, premium electric SUV that offers exceptional performance, functionality and mobility lifestyle. It is equipped with our proprietary e-propulsion system, which is capable of accelerating from zero to 100 kilometers (km) per hour (kph) in 4.4 seconds and delivering a New European Driving Cycle, or NEDC, driving range of up to 355 km and a maximum range of up to 500 kilometers when constantly running at 60 kph and equipped with a 70-kilowatt-hour battery pack. As of December 31, 2018, we had delivered 11,348 seven-seater ES8s to customers in more than 200 cities.

We launched our second volume manufactured electric vehicle, the ES6, to the public at our NIO Day event on December 15, 2018. The ES6 is a five-seater high-performance long-range premium electric SUV. The ES6 is smaller but more affordable than the ES8, allowing us to target a broader market in the premium SUV segment. The ES6 currently offers the Standard, Performance and Premier versions with pre-subsidy starting prices of RMB358,000, RMB398,000 and RMB498,000, respectively. Users can pre-order the ES6 through the NIO App and we expect to begin making deliveries of the ES6 in June 2019.

We aim to create the most worry-free experience for our users, online or offline, at home or on-the-go. In response to common concerns over the accessibility and convenience of EV charging, we offer a comprehensive, convenient and innovative suite of charging solutions. These solutions, which we call our NIO Power solutions, include Power Home, our home charging solution; Power Swap, our innovative battery swapping service; Power Mobile, our mobile charging service through charging trucks; and Power Express, our 24-hour on-demand pick-up and drop-off charging service. In addition, our vehicles are compatible with China’s national charging standards and have access to a nationwide publicly accessible charging network of approximately 300,000 charging piles. Beyond charging solutions, we offer comprehensive value-added services to our users, such as statutory and third-party liability insurance and vehicle damage insurance through third-party insurers, repair and routine maintenance services, courtesy car during lengthy repairs and maintenance, nationwide roadside assistance, as well as an enhanced data package. We believe these solutions and services, together, will create a holistic user experience throughout the vehicle lifecycle.

The electric powertrain technologies we developed for the EP9 set the technological foundation for the development of our vehicles, from the ES8, to the ES6 and to other future models. Our e-propulsion system consists of three key sub-systems: an electric drive system, or EDS, an energy storage system, or ESS, and a vehicle intelligence control system, or VIS. Our electric powertrain reflects our cutting-edge proprietary technologies and visionary engineering in our EV design.

We are a pioneer in automotive smart connectivity and enhanced Level 2 autonomous driving. NOMI, which we believe is one of the most advanced in-car AI assistants developed by a Chinese company, is a voice activated AI digital companion that personalizes the user’s driving experience. NIO Pilot, our proprietary enhanced Level 2 advanced driver assistance system, or ADAS, is enabled by 23 sensors and equipped with the Mobileye EyeQ®4 ADAS processor, which is eight times more powerful than its predecessor.

We have significant in-house capabilities in the design and engineering of electric vehicles, electric vehicle components and software systems. We have strategically located our teams in locations where we believe we have access to the best talent. Our strong design, engineering and research and development capabilities enable us to launch smart and connected premium electric vehicles that are customized for, and thus appealing to, Chinese consumers. In addition, our research and development efforts also have resulted in an extensive intellectual property portfolio that we believe differentiates us from our competitors.

We adopt an innovative sales model compared to incumbent automobile manufacturers. We sell our vehicles through our own sales network, including NIO Houses and our mobile application. NIO Houses are not only the showrooms for our vehicles, but also clubhouses for our users with multiple social functions. Prospective users can place orders using our mobile application and more importantly, our mobile application fosters a dynamic and interactive online platform. We believe our online and offline integrated community which is developing from our NIO Houses and mobile application will retain user engagement and cultivate loyalty to our brand, along with other successful branding activities, such as our annual NIO Day and our Drivers’ Championship winning Formula E team.

Reservations, Production and Delivery

We began making deliveries of our first volume manufactured vehicle, the seven-seater ES8, to users on June 28, 2018. The table below sets forth certain operating data relating to the seven-seater ES8 up to December 31, 2018.

	May 2018	June 2018(1)	July 2018	August 2018	September 2018	October 2018	November 2018	December 2018
ES8s produced for the period	228	272	831	1,296	2,079	2,060	3,348	2,661
ES8s delivered for the period	—	100	381	1,121	1,766	1,573	3,089	3,318
Cumulative ES8s delivered	—	100	481	1,602	3,368	4,941	8,030	11,348

(1) Deliveries for June represent deliveries for the period from June 28, 2018 (being the date we began making deliveries of the seven-seater ES8 to the public) through June 30, 2018.

In December 2018, we launched (i) the six-seater ES8, with delivery beginning in March 2019, and (ii) our second volume manufactured electric vehicle, the ES6, with delivery expected to begin in June 2019.

Our Vehicles

We design, jointly manufacture and sell our vehicles in China’s premium electric vehicle segment. We began making deliveries to the public of our first volume manufactured car, the seven-seater ES8 on June 28, 2018. In December 2018, we launched its variant, the six-seater ES8, with delivery beginning in March 2019. In addition, we launched our second volume manufactured electric vehicle, the ES6, to the public at our NIO Day event on December 15, 2018. The ES6 is a five-seater high-performance long-range premium electric SUV. The ES6 is smaller but more affordable than the ES8, allowing us to target a broader market in the premium SUV segment. The ES6 currently offers the Standard, Performance and Premier versions with pre-subsidy starting prices of RMB358,000, RMB398,000 and RMB498,000, respectively. Users can pre-order the ES6 through the NIO App and we expect to begin making deliveries of the ES6 in June 2019. We plan to leverage the platform technologies from the ES8 and the ES6 to build our future models, including the ET7.

Our goal is to launch a new vehicle model each year for the near future as we plan to offer our users more choices to suit their preferences and target different segments within the premium electric vehicle market in China. We also plan to upgrade our existing models on an ongoing basis with facelifts for each model around every one or two years and do a major model redesign or upgrade every three years.

We plan to exclusively sell our vehicles in China for the near future.

ES8

The ES8, our first volume manufactured vehicle, is a spacious six or seven-seater high-performance premium electric SUV. The ES8 was officially launched at our NIO Day event on December 16, 2017, following which we began taking reservations. We started making deliveries to the public of the seven-seater ES8 on June 28, 2018 and have ramped up deliveries since launch. In December 2018, we launched its variant, the six-seater ES8, with delivery beginning in March 2019.

With both front and rear motors (240 kilowatt (kW) each), the ES8 delivers 480 kW of power and 840 units or Newton meters (Nm) of torque to all four wheels. The ES8’s e-propulsion system enables the ES8 to accelerate from zero to 100 kph in just 4.4 seconds. The ES8 is equipped with a 70-kilowatt-hour liquid-cooled battery pack comprised of cutting-edge square cell batteries. The battery pack features an energy density of 135watt hours per kilogram (wh/kg) and provides an approximately 1,200-charge-discharge lifecycle with an 87% capacity retention. The ES8 achieves 500 kilometers of range when constantly running at 60 kph, and the car achieves a NEDC driving range of 355 kilometers. An 84-kilowatt-hour battery pack is expected to be made available in the second half of 2019. With the new 84-kilowatt-hour battery system, the ES8 can achieve a NEDC driving range of 430 km.

With 21 active safety features, the ES8 is designed to meet five-star Chinese New Car Assessment Program safety standards developed by the China Automotive Technology Research Center. In addition to standard safety features for a vehicle in its class, ES8 also features or will feature, driver drowsiness detection, lane departure warning, lane change assistance, automatic emergency braking, side door opening warning, and 360-degree high definition surround vision, among other advanced safety measures. The ES8 is also designed to include safety features, such as electric stability program, electric traction control, cornering brake control, hill descent control, hill start assist, rear view camera, front and rear parking sensors, side distance indication system, direct-tire pressure monitoring system, blind spot detection, dynamic wheel torque by brake and roll stability control. In addition, the braking distance of the ES8 from 100 kph to a complete stop is 33.8 meters.

The ES8 is the first car in China to have an all-aluminum alloy body and chassis featuring aerospace grade 7003 series aluminum alloy, enabling torsional stiffness of 44,140 Nm/Deg, and also features the highest amount of aluminum for any mass production car yet. The active air suspension on the ES8 creates, we believe, a comfortable riding experience. The ES8 has a 3,010 millimeter long wheelbase, to create a truly mobile living space. The three-row, seven-seat layout makes full use of the interior space. The innovative “lounge seat” and “child-care mode”, together with the nappa leather wrap, create, we believe, a comfortable atmosphere, redefining the riding experience. The smart air quality system includes an activated carbon and high-efficiency particulate air, or HEPA, filter and negative ion generator.

Together with the launch of the ES8 in 2017, we launched our NIO Pilot system. We have activated certain functions of our NIO Pilot system and expect to activate most of the features on it by the second quarter of 2019. Our NIO Pilot ADAS, with comprehensive enhanced Level 2 autonomous driving features, is enabled by 23 sensors, including a trifocal front-facing camera, four surround exterior cameras, five millimeter-wave radars, 12 ultrasonic sensors and a driver monitor camera. The ES8 comes equipped with the Mobileye EyeQ®4 ADAS chip which has a computation capacity eight-times more powerful than its predecessor, the Mobileye EyeQ®3.

In addition, the ES8’s sophisticated 4G support and software and hardware suite enables subscribers to enjoy upgraded services through FOTA updates. Each vehicle comes standard with eight gigabytes per month of data. Our remote updates are driven by our centralized connected vehicle gateway which controls all electric control units, or ECUs. The ES8 provides high-speed parallel over-the-air updates, allowing the ES8 to acquire new features from time to time while minimizing downtime.

Together with the launch of the ES8, we launched our NOMI system, an optional feature, which we believe is one of the most advanced in-car AI assistants developed by a Chinese company. Our goal is to provide users with a more natural interaction with the in-car AI system and enhanced safety by further removing the need for users to keep looking at the screen while driving. NOMI combines the ES8’s intelligence and car connectivity functionalities to turn the ES8 into an intuitive companion that can listen to, talk with, and help drivers and passengers along the way. Through NOMI, users are able to use shortcuts and voice control to make phone calls, play music and control systems, including navigation, air-conditioning, opening and closing windows, climate control, controlling the seat massage function, operating in-car media and controlling the in-car camera (including taking pictures), among others. We intend to improve the system and add additional functions through FOTA upgrades.

The seven-seater ES8 and the six-seater ES8 have pre-subsidy starting prices of RMB448,000 and RMB456,000, respectively. Purchasers can purchase additional options that come with the ES8, including different wheel styles, certain exterior colors, NIO Pilot and NOMI, among others. We are also producing approximately 10,000 “Founder’s Edition” vehicles, available for RMB548,000 before subsidies, which comes standard with additional features such as the nappa luxury interior package (consisting of nappa leather perforated seats, a nappa leather interior wrap and front massage seats), all-season comfort package (heated steering wheel, second row heated seats, and front row ventilated seat), a premium audio system, an enhanced head unit display and additional NIO Pilot functions. Such features can also be added based on user preferences to our standard ES8. The ES8 also comes equipped with a wireless charging board. We currently provide our users with the option of a battery payment arrangement, where users can make battery payments in installments. For the ES8 ordered before January 15, 2019, there is an RMB100,000 reduction in the purchase price and users adopting this arrangement pay RMB1,280 per month, payable over 78 months. For the ES8 and ES6 ordered after January 16, 2019, there is an RMB100,000 reduction in the purchase price and users adopting this arrangement pay RMB1,660 per month, payable over 60 months. To purchase an ES8, a customer is first required to pay a refundable deposit reserving the car, which for the ES8 is RMB5,000, and prior to the user’s ES8 entering into production, a non-refundable deposit of RMB45,000 must be made (which can include the initial RMB5,000 reservation deposit) and is applied towards the purchase price of the vehicle.

ES6

The ES6 is a five-seater high-performance electric premium SUV launched in December 2018. We expect to begin making deliveries of the ES6 in June 2019. The ES6 is smaller but more affordable than the ES8, allowing us to target a broader market in the premium SUV segment. The ES6 currently offers the Standard, Performance and Premier versions with pre-subsidy starting prices of RMB358,000, RMB398,000, and RMB498,000, respectively. Users can pre-order the ES6 through the NIO App.

The ES6 is the world’s first SUV equipped with a combination of the permanent magnet motor (160 kW) and the induction motor (240 kW). The ES6 delivers 400 kW of power and 725 Newton meters of torque to all four wheels with an energy conversion rate of 97%. The ES6 can accelerate from zero to 100 kph in 4.7 seconds. The braking distance of the ES6 from 100 kph to a complete stop is 33.9 meters. When we start making deliveries of the ES6, we plan to offer users of the ES6 with a 70-kilowatt-hour battery pack. An 84-kilowatt-hour battery pack is expected to be made available in the second half of 2019. The ES6 is the first car in China with a hybrid structure of aluminum alloy (91%) and carbon fiber (9%), featuring aircraft grade 7 series aluminum alloy, enabling torsional stiffness of 44,930 Nm/Deg, the highest among any mass production SUV globally. The use of high-strength carbon fiber makes the ES6 lighter but more solid. It features the independent suspension, Continuous Damping Control (CDC) and the intelligent electric all-wheel-drive system. Users have the option of installing the active air suspension and switching between driving modes, creating a more comfortable riding experience.

The ES6 is equipped with Lion, a high-performance intelligent gateway enabling data exchange and remote upgrading via FOTA. Additionally, the ES6’s Dragon security architecture offers a matrix-like firewall to enhance data security and protect user privacy. In addition, the speech-based interactive NOMI system with a voice-based interactive feature is built into the ES6. The ES6 also has an upgraded head-up display, a digital instrument cluster and an 11.3 inch second-generation multi-touch screen. Moreover, the ES6 has a pre-installed NIO Pilot system with a Mobileye EyeQ®4 and 23 sensors.

Our Power Solutions

Through our NIO Power solutions, we offer a comprehensive and innovative suite of power solutions to address the battery charging needs of our users. We aim to provide power services in most major cities in China, with our solutions being easily accessible through our mobile application. We also offer our users our valet service where we pick up, charge and then return the vehicle. Our goal is to provide the most convenient power solutions to our users. Using our mobile application, our users will be able to monitor battery levels and charging status. The charging status of batteries and the charging solutions available to users are all connected through our cloud, enabling us to assist users in finding the most convenient charging solution available in a given area.

Home Charging (NIO Power Home)

Through NIO Power Home, we install chargers at our customers’ homes after the purchase of a new vehicle based on customer request where installation at the customer’s home is feasible. Given the convenience of having a home charger installed, we aim to install a home charger for our users whenever practicable. Our home charger is expected to be the first to have an auto-identification function which enables a vehicle to automatically pair with its exclusively compatible home charger. Charging takes place by simply inserting the charging gun into the vehicle’s charging port. The first NIO Power Home device and basic installation are initially included in the price of the vehicle though there may be charges in certain circumstances. Any user has the option of postponing such installation if installation is not feasible at his or her residence at the time of purchase. Any subsequent installation is subject to charge on a case-by-case basis. Installation is performed by professional third-party contractors engaged by us. Our charging pile design won the “best of best” reddot award in 2018. Under normal temperatures and battery conditions, the battery of the ES8 would be charged from approximately 20% to 90% power level in seven to eight hours using our home charger.

Power Express and Other Power Solutions

We have tailored our charging solutions to serve the needs of Chinese users. We anticipate that many of our users are likely to live in condominiums or apartment buildings where they are unable to install a home charger. We aim to provide such users with a level of convenience and service with our other power solutions so that they can enjoy a similar level of convenience as our users with home chargers installed. We are also committed to ensuring the high standard of quality and performance of our charging solutions.

To that end, we offer our users our Power Express valet service and other charging solutions, including access to public charging, access to our Power Mobile charging trucks, and battery swapping.

Using our mobile application, a user is able to arrange to have our team pick up his or her vehicle at the user’s designated parking location. The vehicle is driven to a nearby battery charging station or battery swap station or a charging truck is driven to the parking location. The vehicle is returned to the user once battery charging or swapping is completed. Users are able to select “immediate service” which provides the fastest charging option to meet a more urgent charging demand or “reservation service” for scheduled charging services. We also plan to provide “idle charging” which allows users to set an anticipated start time and end time when their vehicle is expected to remain idle, such as overnight, and the threshold of the vehicle’s cruising range when the service will be triggered, as well as a specific location where the vehicle is parked during specific periods. Our one-click charging service will be automatically triggered when the vehicle is idle and parked at the specified location during the specified period. Users are able to monitor their vehicle charging status in real time using our mobile application. We aim to provide users with the fastest charging experience, optimizing convenience to users by identifying the most appropriate charging solution based on the user’s travel habits through cloud-based smart scheduling.

We offer our users our energy package, which provides them with access to our Power Express services and charging solutions, including public charging, access to our Power Mobile charging trucks, and battery swapping for a fixed monthly fee, which is initially set at RMB980 per month if paid monthly, or RMB10,800 annually, for up to 15 charges per month. We currently anticipate that our energy package and Power Express services will primarily be utilized by users without home chargers installed. However, users who do not purchase our energy package are able to access our Power Express services and charging solutions on a pay-per-use basis, and the initial price for such services is set at RMB180 per charge.

Access to Public Charging

Our users have access to a network of public chargers, which as of December 31, 2018 consisted of approximately 300,000 publicly accessible charging piles. These chargers have been installed by both public and private sectors, including state-owned electricity companies and automotive original equipment manufacturers, or OEMs. Data from over 156,000 public chargers as of December 31, 2018, installed by the third parties, including the China Southern Grid, are synchronized to our cloud so that users can access real-time information on the availability and location of these chargers. We plan to increase the number of chargers with data synchronized to our cloud. The Chinese government has also set a target of more than 4.8 million charging piles in 2020. Access to these chargers is included in our energy package or can be provided on a pay-per-use basis. Under normal temperatures and battery conditions, the battery of the ES8 would be charged from approximately 20% to 90% power (or battery) level in seven to eight hours using a normal charger or in approximately 75 minutes using a supercharger.

In addition, we have entered into a framework agreement with the State Grid Corporation of China with the aim of expanding the network of publicly accessible charging piles through technology and business model innovations in a collaborative way. Pursuant to the framework agreement, the parties have agreed to cooperate in the following areas: (i) building systematic solutions for electric cars, charging piles and grid network by leveraging each party’s own resources and standardizing electric vehicle charging and battery swap technology; (ii) application of smart vehicle connectivity technology to practice; (iii) innovation in electric vehicle charging and battery swap technology; (iv) the construction and operation of electric vehicle charging and battery swap infrastructure, and (v) the sales, leasing and insurance of or for electric vehicles. While this framework agreement sets forth certain long-term strategic cooperation principles for cooperation between the State Grid Corporation of China and us, the actual implementation of such principles would likely require the parties to enter into supplemental agreements covering specific areas of cooperation.

Fast Charging Trucks (Power Mobile)

Through NIO Power Mobile, we provide charging through charging trucks. We plan to use these charging trucks to supplement our charging network. Users are able to book NIO Power Mobile services in advance conveniently through our mobile application. We own fast charging trucks, which are equipped with our proprietary fast-charging technology.

As of December 31, 2018, we had approximately 485 NIO Power Mobile trucks in operation. We plan to initially deploy these trucks in major cities, including Beijing, Shanghai, Guangzhou, Shenzhen, Chengdu, Hangzhou, Nanjing and Suzhou, among others. We may also redeploy these trucks based on user demand.

Battery Swapping (Power Swap)

Through Power Swap, we offer our users the ability to arrange for a battery swap for the ES8 and ES6. Our swap stations are compact stations located in parking lots and other locations. The typical size of a swap station is approximately three parking spaces, or 45 square meters. Swap stations are designed to be fully automated, but for the first and second years of operation we plan to have one staff member at each location to ensure reliability for the initial roll-out. Once a vehicle is parked in the swap station and the driver activates the swap function, battery swapping will take place automatically. Charging of the batteries at swap stations takes place while the batteries are stored at the swap station and their charging status information is sent to our cloud. Our battery swap stations were developed in-house and use chassis replacement technology and apply more than 300 patented technologies to provide precise positioning, rapid disassembly, compact integration, and flexible deployment, allowing battery replacement within minutes.

As of December 31, 2018, we had battery swap stations in 22 cities, including Beijing, Shanghai, Guangzhou, Shenzhen, Hefei, Chengdu, Nanjing, Suzhou and Hangzhou. We had 28 battery swap stations in total along the two major highways in China: G2 highway that connects Beijing and Shenzhen, and G4 highway that connects Beijing and Shanghai.

Our Other Value-Added Service Offerings

Through one click using our mobile application, our users can access a full suite of innovative services, as part of our strategy of redefining the user experience. In addition to our NIO Power solutions described above, we offer our users our NIO Service, comprised of other value-added services provided primarily through our service package, which can be ordered conveniently through our mobile application.

Service Package

We offer our users a service package, which, at a price initially set at RMB14,800 per year, provides statutory and third-party liability and vehicle damage insurance through third-party insurers, repair and routine maintenance services, courtesy car during repair and maintenance lasting more than 24 hours, roadside assistance and an enhanced data package, among other services. As of December 31, 2018, approximately 90% of our users had a subscription for our service package.

Through our service package, we aim to provide users with a “worry free” vehicle ownership experience. Using our mobile application, users are able to arrange for vehicle service with a few clicks. At a user’s request, we pick up the car, arrange for maintenance and repair services, and then return the car to users once the services are done. As long as the maintenance and repair is covered under our service package, no additional fee will be invoiced to the service package subscriber. If the user has a car accident, we will also assist the user in engaging with the insurance company and providing necessary repairs.

We provide users who subscribe to this service package with an enhanced Internet data package with an additional 7GB of data per month. We also have agreements with China Taiping Insurance, pursuant to which we will procure basic mandatory automobile insurance and vehicle damage insurance for our users as part of the service package. Users are also able to supplement this basic insurance coverage with China Taiping Insurance at an additional cost, which will be paid to the insurance provider. We are currently seeking to enter into arrangements with additional insurance providers.

Battery Payment Arrangement

We currently provide our users with the option of a battery payment arrangement, where users can make battery payments in installments. For the ES8 ordered before January 15, 2019, there is an RMB100,000 reduction in the purchase price and users adopting this arrangement pay RMB1,280 per month, payable over 78 months. For the ES8 and ES6 ordered after January 16, 2019, there is an RMB100,000 reduction in the purchase price and users adopting this arrangement pay RMB1,660 per month, payable over 60 months.

Vehicle Financing and License Plate Registration

We currently have agreements with Bank of China, China Industrial Bank, Great China Finance Leasing Co., Ltd. and China Merchants Bank, pursuant to which we assist users in procuring financing when they purchase our vehicles We assist our users in their application for financing, making the buying process easier. Through our arrangements with our partner banks, we believe we are able to assist our users in procuring financing on attractive terms. We also apply for license plate registration on behalf of our users at the time of purchase.

Vehicle Engineering and Design

We have significant in-house vehicle engineering capabilities, which cover all major areas of vehicle engineering starting from concept to completion. Our vehicle engineering group consists of: (i) four design groups, namely, body and exterior; chassis; interior, heating and cooling; and electrical and electronics; (ii) two integration groups, namely, mechanical and electrical, which are together responsible for integrating components and systems into a complete vehicle and work with the design groups; and (iii) two advanced engineering groups, namely, vehicle concepts and system concepts, which focus on future products and longer term innovation. We aim to implement industry best practices throughout the engineering and design process.

We have strategically located our vehicle engineering teams based on where we believe the right talent is located. As of December 31, 2018, our vehicle engineering group had 808 employees worldwide, with 692 located in Shanghai, 62 in San Jose, our North American headquarters in the United States, 40 in Oxford, United Kingdom and 14 in Munich, Germany. We have significant engineering capabilities at our Shanghai headquarters, which was selected due to its status as a global automotive hub, providing us with a significant talent pool. Our international offices provide us with deeper capabilities in certain areas. Our San Jose and Oxford teams focus on advanced development work with our Oxford team also working on complex computer-aided engineering, and our Munich team focuses on light-weight material development and vehicle design. In addition, our engineering teams in Munich focus on lightweight and e-powertrain engineering and work on the challenges of energy and resource efficiency and design our vehicles, including the interior and exterior.

Our Technology

We believe one of our core technology competencies is our proprietary e-propulsion system. It also has a modular design, allowing future models to incorporate a significant portion of this technology. Our technologies, including battery management system, electric driving system, vehicle control system, and autonomous driving, among others, are cutting-edge and differentiates us from our competitors. The ES8 and ES6 integrate many of these industry-leading technology modules, including our proprietary e-propulsion system, digital cockpit, enhanced level 2 ADAS system, smart data router, security architecture and cloud data platform, to create a comprehensive interactive system for the optimal user experience.

Electric Powertrain (E-propulsion System)

We have developed our own e-propulsion system. The e-propulsion system consists primarily of an electric drive system, or EDS, an energy storage system, or ESS, and a vehicle intelligence control system, or VIS.

Our integrated EDS has a copper rotor induction motor, a motor controller with a unique topology design, and a high-torque gearbox. The combination of high-power and high-torque is expected to provide users with powerful driving force. We possess dual technologies for induction motors and permanent magnet motors. Our first volume manufactured vehicle, the ES8, is equipped with integrated EDS, delivering 480 kW of power. Our second volume manufactured vehicle, the ES6, is the world’s first SUV equipped with a combination of the permanent magnet motor (160 kW) and the induction motor (240 kW), delivering 400 kW of power.

Our lightweight ESS uses high-energy density battery cells and high-strength housing. Currently, the ES8 is equipped with our proprietary 70-kilowatt-hour liquid-cooled battery pack developed and packaged in-house, bringing a high energy density of 135wh/kg. Starting the second half of 2019, an 84-kilowatt-hour battery pack is expected to be made available, giving our users more flexibility in choosing the battery packs they desire based on their specific needs. Our ESS is high-capacity and has industry-leading thermal management technology and a safety structure design. In addition, our ESS is equipped with a state-of-the-art battery management system, a high-efficiency liquid-cooled design and swapping technology to achieve long-lasting, stable and new energy solutions. In particular, our battery management system provides real-time monitoring of the vehicle insulation status, a comprehensive fault diagnosis mechanism to ensure the safety and reliability of battery pack use. We are able to upgrade the software of our battery management units and cell supervising circuits and switch-boxes through FOTA updates. We conduct extensive testing to ensure safety, performance, durability and reliability. We also possess the module capability of prismatic, pouch and cylindrical cells, with a planned annual production capacity of over seven gigawatts per hour.

Our advanced VIS includes a vehicle control unit, or VCU, electric vehicle controller and ADAS system. A VCU is an intelligent controller, which can control the torque output according to different driver behavior and control region torque according to best energy recovery. The vehicle control system’s network architecture also takes into account functional safety and network security. The intelligent high- and low-voltage energy management system can monitor and adjust the optimized pure electric cruising range in real time and the adaptive cruise control system, or ACC, automatic parking and other functions can meet the requirements of automatic assisted driving. Our VCUs and ADAS have passed software testing and vehicle calibration and verification, thus bringing a new experience of smart and safe driving.

Immersive Experiences Powered by Artificial Intelligence

Our digital cockpit is an AI driven, scalable and flexible architecture that presents the user with an intelligent and immersive interface which provides, we believe, an industry leading integrated user experience. Each of the ES8 and the ES6 uses NVIDIA DRIVETM for its in-car digital cockpit. It adopts a single highly advanced proprietary controller, supporting a flexible multiple-operating system environment running Android, QNX, and Linux. This in-cabin technology enables a unified user experience across all four interior displays and advanced user interaction through our AI connected assistant, NOMI.

NOMI is designed to be one of the most advanced AI systems in a production vehicle and through NOMI we aim to revolutionize the relationship between users and their vehicles. NOMI learns users’ habits and interests through deep learning algorithms in order to meet their individual needs under different circumstances. We have built flexibility into our system which will allow for new functions and applications to be added through future software updates.

Vehicle Control and Connectivity

Our vehicles are equipped with our proprietary software and hardware, enabling us to control the vehicles’ ECU and BCU modules, including core electric powertrain control software, which allows for an integrated and optimized control over vehicle performance.

We are one of the first automobile manufacturers in China that have both the FOTA and the software over-the-air capabilities. Our FOTA firmware management technology will allow the operating firmware of ECUs in vehicles to be wirelessly updated and upgraded. The vehicle will be connected to our information cloud at all times, and when there is a firmware or software update available, our cloud will push an update message to the vehicle which triggers an update. Upgrades will be wirelessly downloaded to the vehicle, installed, and launched, including updates for firmware, software, operating systems and applications. FOTA updates will enable us to upgrade the operating firmware down to the individual programmable ECU level across the vehicle’s core systems, such as powertrain and ADAS. Since we began to make deliveries of the seven-seater ES8 in June 2018, we have completed over ten FOTA updates, improving more than 200 features.

We expect this technology will allow us to fix bugs and remotely install new features and services after a vehicle has already been delivered to customers. As a result, we expect to be able to reduce the cost and time of marketing new feature roll-outs.

Our proprietary software leverages Linux, QNX and Android systems and control systems such as the central digital cockpit, connected gateway, ADAS and cyber security systems. We believe our highly-integrated design allows us to reduce the development time and cost of new technologies and creates an upgradable and flexible system for our next generation of products. The ES8 and the ES6’s smart data router, or SDR, has, we believe, industry leading connectivity and remote service capabilities with a comprehensive end-to-end security framework. The SDR enables a superior driver experience by tracking vehicle settings, user preferences and offering instant remote vehicle diagnostics with respect to faults, alerts and logs to our service and maintenance team. The SDR’s high speed Ethernet accelerates our autonomous driving development by uploading relevant video and driving metadata. The SDR also offers a completely integrated vehicle security system enabled by a firewall, an intrusion detection system and machine learning for continuous improvement.

Autonomous Driving

The ES8 and ES6’s ADAS system is built for advanced processing and learning capabilities.

Our ES8 and ES6 are equipped with NIO Pilot, a comprehensive enhanced Level 2 ADAS system that will update with new features over time through high-speed FOTA updates. The ES8 is the world’s first vehicle to come equipped with the Mobileye’s EyeQ®4 ADAS processor. The NIO Pilot hardware consists of 23 sensors, including a front-facing trifocal camera, four exterior surround cameras, five millimeter-wave radars, 12 ultrasonic sensors, and an interior driver monitor camera. Our multi-sensor ADAS solution has a reaction time that is many times faster than the average human reaction time.

NIO Pilot also has a built-in algorithm that we expect to source driving data across the entire vehicle fleet of ES8s and ES6s. This allows us to accelerate the enhancement of autonomous driving solutions, without materially impacting driver safety or vehicle operation, before activating these features for users. Our autonomous and assisted driving algorithm development is accelerated by our smart data management system which flags and uploads unusual events (false positives and negative events as well as corner cases) for in-house analysis. We anticipate that as we increase the scale of business and more of our vehicles are on the road, this functionality will enable us to validate algorithms against millions of miles of empirical data in a short period of time.

We plan to roll out our ADAS features through FOTA updates after undergoing a rigorous and thorough testing of the features. We have successfully realized various features for NIO Pilot, including front collision warning and automatic emergency braking, park assist, automatic high-beam control, lane changing assistance, lane departure warning, blind spot detection, rear cross-traffic alert, door opening warning. We are currently further testing these features to ensure safety and smoothness, and will roll out these features in the future. NIO Pilot features under development include: (i) active ADAS features, such as adaptive cruise control, traffic jam pilot, and highway autopilot for lateral and longitudinal support in certain conditions; (ii) driving support, including automatic lane keeping assistance, automatic lane change, automatic park assistance, and traffic sign recognition; and (iii) alerts and warnings, including front cross-traffic alerts and side distance indication. We plan to roll out the primary functions of the adaptive cruise control system through FOTA updates first in the second quarter of 2019 and the remaining ADAS features described above by the end of 2019.

We have established autonomous driving research and development centers in Shanghai and San Jose. As of December 31, 2018, we had 233 full-time specialized engineers carrying out smart driving system technology projects, such as custom production hardware and sensors, environment awareness, data fusion, route planning, vehicle control, deep learning and car networking, with the aim of developing an intelligent driving system for electric vehicles.

In July 2016, our self-driving car completed a start-function test at the National Autonomous Vehicle Testing Center in Shanghai. The test was intended to improve reliability, detection accuracy, and application scenarios through the deployment of a sensor configuration scheme suitable for mass production, multi-sensor data fusion and target detection tracking technology.

In October 2016, we obtained an autonomous vehicle testing permit issued by the State of California and became among the first group of businesses to obtain such a permit. In March 2018, we were in the first batch of companies to obtain a Shanghai Intelligent Connected Vehicle Test Permit to test seventeen items including, among others, obstacles identification and response and automatic emergency braking on the testing roads, traffic sign recognition and lane keeping systems in the testing roads. In April 2018, we were in the first batch of companies to obtain a Beijing Autonomous Driving Test License, to test various items including, among others, perception and compliance with traffic regulations, emergency reaction and manual intervention and integrated driving ability on testing roads.

In December 2016, we established a cross-functional team for ADAS system management with core members from project management, autonomous driving development, supply chain, product quality, product planning, manufacturing, logistics and finance. Our ADAS system management team is committed to deploying technology to products tailored for the Chinese market. It collaborates closely with vehicle integration, electric architecture and other engineering teams to ensure successful product rollout.

In February 2017, we set a world record by completing the fastest autonomous lap at the Circuit of the Americas Race Track in Austin, Texas. The NIO EP9 drove autonomously without any interventions, recording a time of two minutes 40.33 seconds at a top speed of 160 mph.

Cloud Data Platform and Integrated Vehicle Security Solution

Our cloud data platform stores vehicle, sensor and user data in a single data lake to minimize data duplication and cost. We can easily access fleet level data and analytics for diagnostic purposes and autonomous driving development. The NIO cloud data platform is designed to enable rapid development and deployment of new applications across fleet and users.

While other OEMs must use multiple vendors to build their security solutions, we have one comprehensive end-to-end security framework. Our integrated security framework protects vehicle data from end-of-assembly to end-of-life. All external and critical internal communications are protected by on-the-fly encryption. Our cloud-based developer suite for maintenance and analytics enables us to continue improving our security and stay ahead of future threats.

Worldwide Research and Development Footprint

We have strategically located our teams in locations where we believe we will have access to the best talent. Our global engineering office is located at our Shanghai, China headquarters. Our vehicle design headquarters is in Munich, Germany and our software and autonomous driving technology is designed and developed at our North American headquarters in San Jose in the United States. Our Formula E headquarters and advanced vehicle concepts team are stationed across two United Kingdom offices in London and Oxford.

Shanghai

Our engineering research and development headquarters is in Shanghai, where we had a team of 2,667 research and development personnel as of December 31, 2018. Our team in Shanghai coordinates between each of our other research and development teams globally while also focusing on vehicle integration, electrical engineering and integration, body and interior engineering, chassis engineering and engineering quality and support. In Shanghai we have an advanced research and development center, which provides comprehensive testing and research and development services related to electric and smart vehicles, including vehicle integration, electric engineering and integration, battery, motor, and electrical control, power management and charging devices, customer service and spare parts management. More than half of the patents obtained globally by us originated from our team in Shanghai.

Silicon Valley

Our San Jose office, located in the heart of Silicon Valley, is our North American headquarters and global advanced technology center. As of December 31, 2018, the San Jose team consisted of 640 employees, 62 of which are focused on vehicle engineering. We also have a smaller studio in San Francisco with 16 employees focused on user experience and interface. Our teams in San Jose and San Francisco focus on innovation in the areas of: autonomous systems, artificial intelligence, electric powertrain technology, digital systems, cloud architecture, digital cockpit security, user experience, user interface and vehicle engineering.

Munich

Our Munich office is primarily responsible for our product and brand design. As of December 31, 2018, in Munich we had a team with approximately 198 employees, 166 of which are focused on vehicle engineering, vehicle interior and exterior design, user experience and user interface design, and brand design.

United Kingdom

In the U.K. we have a London office which is our performance product research and development center and our Formula E team headquarters. The office is responsible for our cooperation with the FIA Formula E program and U.K. market operations. Our Centre for Innovation and Enterprise is located at the Begbroke Science Park near Oxford and houses our performance program, advanced engineering group and Formula E team technical offices. The Formula E team’s operational base is at Donington Park. We had 40 employees focused on vehicle engineering in the U.K. as of December 31, 2018.

Vehicle Servicing and Warranty Terms

Service, Service Centers and Service Vans

We currently provide servicing both through authorized third party service centers and NIO service centers. both of which provide repair, maintenance and bodywork services. For our NIO service centers, we hire qualified employees to provide customer services of high quality. We conduct professional training and tests to our employees. We typically lease the premises used for our NIO service centers. As of December 31, 2018, we had 13 NIO service centers across 11 cities, including Beijing, Shanghai, Guangzhou, Shenzhen, Nanjing, Suzhou, Chengdu, Xi’an, Shijiazhuang, Tianjin and Wuhan.

For authorized third party service centers, we have a network management team to carefully select and bring authorized service centers into our network. Our team selects service centers based on the following criteria: (i) capability of repairing the aluminum alloy body of our vehicles; (ii) experience with servicing high-end branded vehicles, as these typically have more complex features requiring more technical training which would also be useful in servicing our vehicles; and (iii) service-related operational capabilities as determined by our field team during on-site inspections. We enter into agreements with the service centers, pursuant to which a service center first becomes a candidate. Following the purchase of certain required equipment by the candidate service center, including diagnostic equipment and tools and training by our staff, we conduct a review and provided that the review is successful, we certify the service center as an authorized center which will be available to our users through our mobile application. As of December 31, 2018, we had 78 authorized service centers across 60 cities, including Beijing, Shanghai, Shenzhen, Chengdu, Hefei, Hangzhou, Wuhan, Nanjing, Suzhou and Guangzhou.

By December 31, 2018, we have deployed 110 service vans in 78 cities which we selected based on user demand. We also plan to increase coverage thereafter based on user demand.

New Vehicle Limited Warranty Policy

For the initial owner of the ES8 and ES6, we are providing an extended warranty subject to certain conditions, including, among others, that the extended warranty only applies for the original owner of the vehicle and not for any subsequent buyers of the vehicle; the user must service the vehicle only with us or one of our authorized service centers; and the vehicle must not have experienced any major accident. As required under relevant PRC law, we also provide (i) a bumper to bumper three-year or 120,000-km warranty, (ii) for critical EV components (battery pack, electrical motors, power electrical unit and vehicle control unit), an eight-year or 120,000-km warranty, and (iii) a two-year or 50,000-km warranty covering vehicle repair, replacement and refund. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our warranty reserves may be insufficient to cover future warranty claims which could adversely affect our financial performance.”

User Development and Branding

User Development

We aim to engage with users and create an environment conducive for user interaction both online and offline. Our mobile application had over 760,000 registered users as of December 31, 2018 and over 190,000 daily active users on peak days in 2018.

Mobile Application

Our mobile application, the NIO App, is designed to be a portal not only for selling cars where users can make reservations for the ES8 and ES6 and, in the future, our other vehicles, but also for accessing our other services, including those under our energy package and service package.

The layout of products offered on our mobile application is designed to be intuitive and easy to use. Our mobile application allows customers to order an ES8 and ES6 and easily check the latest status of an order. Users can also use our mobile application to find charging stations or arrange for charging or battery swap services through NIO Power. Users are also able to monitor battery and charging status using our mobile application.

In order to foster community building, our mobile application allows our users to engage with other users through moment sharing and users can shop for our merchandise and earn NIO Credits (as described below). We also notify users of our events through our mobile application.

Our mobile application also has our product information and information on locations of NIO Houses. Customers can also shop in our online shop for items, such as NIO apparel, accessories, games and children’s items. Using the friend function, our customers can connect with other NIO customers. Our mobile application also keeps our users updated on our latest announcements and activities.

NIO House

We aim to provide our users with experiences that go beyond the car with our NIO Houses. NIO Houses are intended to function not just as showrooms for our vehicles and services, but also as a living space for our customers and their friends. Potential users can browse our cars and products and go for test drives and interact with our team of user development specialists. If a new user decides to purchase a car, our team walks them through the process and assists the user in completing his or her order through our mobile application.

In November 2017 we opened our first NIO House in Beijing, and as of December 31, 2018 had 13 NIO Houses in total, two in Shanghai, two in Beijing, and one in each of Nanjing, Guangzhou, Shenzhen, Hangzhou, Suzhou, Chengdu, Xi’an, Hefei and Dongguan.

The first NIO House, which occupies over 32,000 square feet, has two floors and seven main areas and is Beijing’s largest brand experience center. The features and design of each NIO House may vary based on what we believe to be user preferences in the relevant city or area and we may include larger flagship NIO Houses as well as other types, such as NIO House “light” in smaller cities and pop-up NIO Houses. Each NIO House features a gallery showcasing our brand and products, and may also feature a lounge for our users to relax and socialize, forums which consist of a theater and which we intend to be a place for gatherings, meetings or presentations, “labs” which are bookable meeting rooms and workspaces, a library, an open kitchen and a kids joy camp. Although we charge (through cash or NIO Credits) small amounts for the use of certain services at NIO Houses or for certain items, we mainly intend to use NIO Houses to support our vehicle sales and user development activities.

Branding

We focus on promoting awareness of our brand generally and in particular as a premium brand with high-quality vehicles and services in China. We aim to engage in cost-effective branding activities taking advantage of social media and to build an online and offline ecosystem of users that will promote awareness of our brand. To a lesser extent, we engage in limited mass-marketing, such as through billboard advertising in airports. Our branding efforts include the following:

NIO Day

We held our first “NIO Day” in December 2017 at the Beijing Wukesong Arena, where we introduced the seven-seater ES8. We launched our second volume manufactured electric vehicle, the ES6, to the public on our second “NIO Day” in December 2018. We plan to hold NIO Day each year on which we introduce our new vehicles and products to users. Our first two NIO Days consisted of presentations by our Chief Executive Officer, Bin Li, who introduced our ES8 and ES6, respectively. The second NIO Day had 150 million views and produced a significant increase in our social media followers, as well as over 5,500 Chinese media reports. We believe that NIO Day gives us an opportunity to interact with our current and prospective users while providing us with more publicity and brand awareness.

Formula E

We have a Formula E team, which is a racing team that competes in the Fédération Internationale de l’Automobile, or FIA, Formula E championship electric racing series, which helps increase brand awareness. We were the title sponsor for the Drivers’ Championship winning team in the inaugural FIA Formula E season in 2015.

EP9

Our development of the EP9 was part of our brand-building efforts. Through its achievements it brings attention to our capabilities and to our brand. The EP9 is an electric two-seat sports car developed by us. The EP9 has four high-performance inboard motors and four individual gearboxes, the EP9 delivers 1 megawatt of power, equivalent to 1,360PS. The EP9 accelerates from zero to 200 kph in 7.1 seconds and has a top speed of 313 kph. With an interchangeable battery system, the EP9 is designed to be charged in 45 minutes. The EP9 achieved a new lap record at the Nürburgring Nordschliefe where on October 12, 2016, the EP9 lapped the 20.8 km ‘Green Hell’ track in 7 minutes and 5.12 seconds, beating the previous electric vehicle lap record held, marking it out as one of the fastest electric cars in the world. On May 12, 2017, the EP9 lapped the 20.8 km ‘Green Hell’ track in 6 minutes and 45.90 seconds, breaking its own record. Previously, in November 2016, it had set a new electric vehicle record at Circuit Paul Ricard in France, recording a time of 1 minute 52.78 seconds, surpassing the previous record of 2 minutes and 40 seconds. We believe these achievements, along with the media attention we have received, have boosted our reputation and awareness of our brand.

Other Branding Activities

We also participate in events, including displaying our cars and technology at automotive shows, such as Shanghai’s 17th International Automobile Industry Exhibition, where we unveiled the ES8 and showcased the EP9 as well as our vision concept car, the NIO EVE. We also showcased the NIO EVE at the South by Southwest festival in Austin, Texas. We also conduct many other smaller events at our NIO Houses. We also have NIO Life, which includes an online store where users, accessing our mobile application, can purchase NIO merchandise, including NIO sweaters, miniature cars, phone cases, tote bags and calendars, among others. Since we launched our online store in December, 2016, over 1,000,000 pieces of merchandise have been sold or awarded to our users online and offline. We also provide users with NIO Credits to encourage user engagement and for certain positive behavior, including a clean safety record for the year. NIO Credits are earned, among other things, through frequent sign-ins to our mobile application, sharing articles from our mobile application on users’ own social media, through a welcome package upon the purchase of a vehicle, and referrals of new vehicle purchasers. NIO Credits can be used both at our online store and at our NIO Houses to purchase merchandise. As of December 31, 2018, approximately 119 million NIO Credits had been used in total.

Manufacturing, Supply Chain and Quality Control

We view the manufacturers and suppliers we work with as key partners in our vehicle development process. We aim to leverage our partners’ industry expertise to ensure that each vehicle we produce meets our strict quality standards.

Manufacturing

Nanjing Advanced Manufacturing Engineering Center

Our Nanjing Advanced Manufacturing Technology and Engineering Center, or Nanjing AMTEC, houses our trial production, or pilot line, which is mainly used to test engineering prototypes and is also used by our research and development department to develop and verify new processes, materials and products. We believe that our use of this line advances production time by six months to eight months. All of our new models are first tested at the Nanjing AMTEC. Nanjing AMTEC pilot line covers the three processes of bodywork, painting and general assembly.

We also use Nanjing AMTEC to train employees for the JAC-NIO manufacturing base.

Partnership with JAC

We entered into an arrangement with Jianghuai Automobile Group Co., Ltd., or JAC, for manufacturing the ES8 for five years starting from May 2016, which may be renewed as agreed by JAC and us. JAC is a major state-owned automobile manufacturer in China, with a 50-year history of automotive manufacturing and annual sales of nearly 700,000 vehicles, including passenger and commercial vehicles. JAC has in-house development, manufacturing, and testing systems for new energy vehicles, and is an established player in China’s new energy vehicle market. In addition, JAC has a joint venture partnership with Volkswagen for the manufacturing of electric cars. We also expect our partnership with JAC will allow us to bring our vehicles to the market at an accelerated pace by taking advantage of JAC’s capacity and through its capital investment and support. JAC has invested more than RMB2.2 billion to the construction of a brand-new world-class factory for the production of the ES8 and potentially other future vehicles with us. This factory has the capability of conducting stamping, welding, painting and assembly, and is equipped with testing tracks, a quality inspection center and a utility power and sewage treatment center. Given its advances in new energy vehicle manufacturing, JAC has contributed to our ability to bring the ES8 to the market more quickly and helps us to meet our production requirements.

We exercise significant control in the manufacturing partnership with JAC to ensure high quality standards. We conduct product development, provide supply chain systems, set production technique standards, and put in place quality management systems. We take a number of steps throughout the entire manufacturing process to ensure that our vehicles are manufactured in accordance with our standards. These steps include: (x) at the procurement stage, our being responsible for procuring all third-party components for our vehicles and applying our quality assurance procedures with respect to suppliers; and (y) at the manufacturing stage, our taking additional measures, including: (i) processing and owning the key tooling equipment, including stamping equipment, body connection equipment and inspection tools at the factory; and (ii) our training certain key supervisory personnel at Nanjing AMTEC. We have implemented operational policies and guidelines as well as quality inspection measures, conducting inspections of both parts and completed vehicles.

Pursuant to our agreement with JAC, we pay JAC on a per-vehicle basis monthly for the first three years, which allows us greater cost flexibility as we ramp up our operations. The factory covers an area of 138 acres. The factory has pressing facilities which include a high-speed, fully automated, five-sequence pressing line. It uses fully automated operation, real-time monitoring and alarm connection parameters to ensure reliable connection quality, while a total body laser detector is also equipped on the line to monitor the dimensional accuracy of the vehicle body. The factory has state-of-the-art production facilities and techniques, and also applies environmentally friendly techniques and uses renewable energy. Photovoltaic panels on top of the factory are expected to be installed to make use of solar energy and ground-source heat pumps have been used in the assembly area to provide a temperate working environment. In addition, we and JAC have put together a high-quality workforce, consisting of experienced management and supervisors from us and JAC and thousands of front-line employees selected from JAC. Our employees at the factory take on key management and supervisory roles in production, quality control and training. We believe that the manpower is sufficient for an annual production capacity of 120,000 vehicles based on running three shifts per day.

Powertrain and Battery Pack

We manufacture our powertrain, or e-propulsion system, our battery pack and engine driving system. We established AMTEC, in Nanjing for pilot production, motors and EDSs, Kunshan for inverters and Changshu for energy storage systems.

Nanjing AMTEC is located in the Nanjing Economic and Technological Development Zone. Its first phase was completed in August 2016. Its plant and ancillary facilities have a building area of 64,000 square meters and mainly produce motor and electric driving products with a planned capacity to make up to 300,000 motors annually. It is equipped with an intelligent information management system which is able to trace real-time performance of labor, equipment and materials, and technique parameters, quality and final products. Nanjing AMTEC has advanced equipment sourced from reputable international suppliers, including ABB, DMG, and TRUMF.

A second phase of Nanjing AMTEC is under construction, with planned production bases and power centers for PM motors, ESS, EDS and inverters, and additional highly automated lines which are expected to be put into operation by the end of 2019. Meanwhile, Nanjing AMTEC has passed the ISO 16949 audit, which audit is used to certify as to technical specification aimed at the development of a quality management system prepared by the International Automotive Task Force and the “Technical Committee” of the International Organization for Standardization.

In Changshu, we have a joint venture with Zhengli Investment Co., Ltd. for the production of pure electric automobile energy storage systems for the ES8. In Kunshan, we have our manufacturing base for inverters.

Our Suppliers

We have a “global brand, locally build” strategy where, to the extent practicable, we seek to partner with reputable international brands which have operations in China. The ES8 and ES6 each uses over 1,700 purchased parts which we source from over 160 suppliers. The majority of our supply base is located in China (including a significant portion of our suppliers which are global suppliers with a Chinese footprint), which we believe is beneficial as it enables us to acquire supplies more quickly and reduces risk of delays related to shipping and importing. We expect that as our scale increases we will be able to better take advantage of economies of scale with respect to pricing.

We have developed close relationships with several key suppliers. These include: Mobileye B.V., which provides its Mobileye EyeQ®4 ADAS processor used in the ES8 and ES6; CATL, which provides battery cells used in the battery pack of the ES8; Continental, which provides its air suspension system; Bosch, which provides its iBooster (vacuum-independent electromechanical brake booster, a key component for electromobility and driver assistance systems) and ADAS hardware (sensors and radars) used in the ES8 and the ES6; Brembo, which provides four-piston all-aluminum brake calipers used in the ES8 and the ES6; ThyssenKrupp, which provides steering systems; and Novelis, which provides aluminum coils used in the aluminum body panel of the ES8 and the ES6. Our electric driving systems and energy storage systems are developed in-house. We believe we have strong relationships with our suppliers. Despite our limited operating history, many of our suppliers have been willing to support our business. For example, we believe we are one of the first brands using the Bosch iBooster braking system in China.

We obtain systems, components, raw materials, parts, manufacturing equipment and other supplies and services from suppliers which we believe to be reputable and reliable. Similar to other global major automobile manufacturers, we follow our internal process to source suppliers taking into account quality, cost and timing. We have a parts quality management team which is responsible for managing and ensuring that supplies meet quality standards. Our quality standards are guided by industry standards, including AIAG (Automotive Industry Action Group) APQP (Advanced Product Quality Planning) and PPAP (Production Part Approval Process) procedures, which were developed by the U.S. automotive industry.

Our method for sourcing suppliers depends on the nature of the supplies needed. For general parts which are widely available, we seek proposals from multiple suppliers and choose based on quality and price competitiveness, among other factors. For parts requiring special designs, we solicit design proposals and choose largely based on design-related factors. However, in certain cases we have limited choices given our scale, such as for aluminum and battery cell packages, so in such circumstances we typically partner with suppliers that we believe to be well-positioned to meet our needs.

We enter into strategic framework agreements with key suppliers. These agreements typically cover the life cycle of a particular model of vehicle. We use various raw materials in our business, including aluminum, steel, carbon fiber, other non-ferrous metals such as copper, as well as cobalt. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials. For certain raw materials, such as aluminum, our pricing is set within pricing bands which shift with respect to market prices.

While we obtain components from multiple sources whenever possible, similar to other automobile manufacturers, many of the components used in our vehicles are purchased by us from a single source. Eventually we plan to implement a multi-source volume purchasing strategy in order to reduce our reliance on sole source suppliers. We believe that will also help us to increase our ability to obtain quality components with better cost competitiveness.

Quality Assurance

We aim to deliver high-quality products and services to our users in line with our core values and commitments. We believe that our quality assurance systems are the key to ensuring the delivery of high-quality products and services, and to minimize waste and to maximize efficiency. We strongly emphasize quality management across all business functions, including product development, manufacturing, supplier quality management, procurement, charging solutions, user experience, servicing and logistics. Our quality management groups are responsible for our overall quality strategy, quality systems and processes, quality culture, and general quality management implementation.

During product development, many phases of testing vehicles are built to verify our design and production processes. For example, we built more than 250 ES8 testing vehicles in order to conduct a wide range of function and durability tests. The durability test runs for more than an aggregate of three million km.

The ES8 is manufactured at a new plant which is operated jointly by JAC and us with quality standards implemented by our team. All lines including stamping, body-in-white, painting, and general assembly are developed in accordance with industry standards with a high degree of automation. The manufacturing process performance failure mode effect analysis, control plans, and standard operation procedures are developed and audited carefully by us. We apply advanced product quality planning (APQP), which is a framework of procedures and techniques utilized in the global automotive industry, across all phases of product development and supplier quality management. Through our factory automated system, we monitor manufacturing process parameters and parts information for process control and traceability.

Other Partnerships

We have partnered with other strategic partners including Baidu for its iQIYI online video streaming, search engine, and map data and technology; Tencent for its Tencent Cloud; QQ music; and Keen Lab for NOMI text to speech function.

Certain Other Cooperation Arrangements

We have entered into arrangements with Guangzhou Automobile Group Co., Ltd, or GAC, and Chongqing Changan Automobile Co Ltd, or Changan in order to take advantage of market opportunities in the entry and mid-range segments of the Chinese EV market, reduce supply chain costs through potential joint procurement and jointly conduct research and development activities. Any vehicles developed and sold under these arrangements will be marketed and sold using GAC’s, Changan’s, or other jointly developed brands.

GAC

In April 2018, (i) we, (ii) an entity associated with our founder Bin Li, Hubei Changjiang Weilai New Energy Industry Development Fund Partnership (Limited Partnership), or NIO Capital, (iii) Guangqi New Energy Automobile Co., Ltd., and (iv) GAC, jointly established a joint venture company, GAC-NIO New Energy Vehicle Technology Co., Ltd., or GAC JV, to mainly engage in electric vehicle and parts development, sales and services. GAC is a Chinese state-owned automaker headquartered in Guangzhou, Guangdong and listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange. Pursuant to the joint venture agreement entered into on December 28, 2017, we have agreed to invest 22.5% of the registered capital of the joint venture and unless otherwise unanimously approved by the board of directors of GAC JV, no dividend distribution will be made among shareholders prior to a qualified initial public offering of GAC JV. The joint venture agreement is valid for 20 years and can be renewed as agreed by the joint venture parties. The total registered capital of the joint venture is RMB500 million. With respect to governance rights, the parties have agreed that the board of directors will have five directors, with one appointed by each party and the remaining director appointed by all the parties together.

Changan

In January 2018, we and Changan entered into a joint venture agreement and a supplemental agreement agreeing to set up a joint venture, Changan NIO Renewable Automobile Co., Ltd., with a total registered capital of RMB98 million of which RMB49 million will be contributed by us. Pursuant to the joint venture agreement, it is valid for 20 years and can be renewed as agreed by Changan and us. In July 2018, Changan NIO Renewable Automobile Co., Ltd. was established. We expect to receive distribution of profits, if any, after deducting required reserves, in proportion to the respective actual capital contributions to be made by Changan and us. Pursuant to the joint venture agreement, “required reserves” include statutory reserve funds and surplus reserve funds. Under the Company Law of the PRC, before a company distributes its after-tax profit for the current year, 10% of the profit must be allocated to its statutory reserve funds, and the company is not required to do so once the cumulative amount of the statutory reserve funds reach 50% or more of the company’s registered capital. If the statutory reserve funds of the company are not sufficient to cover its losses in previous years, the company shall use the profit of the current year to cover the losses before accruing the statutory reserve funds. After the company has accrued the statutory reserve funds from its after-tax profit, it may, subject to its shareholders’ or the board’s decision, accrue certain discretionary reserve funds, including surplus reserve funds, from the after-tax profit. Changan is a state-owned Chinese automaker headquartered in Chongqing, China and listed on the Shenzhen Stock Exchange. The joint venture may provide services, such as design or development of vehicle or components, sales and after-sale service, sales of automotive parts and EV-related technology services. Pursuant to the joint venture agreement, any vehicles produced by the joint venture may use a Changan trademark and the joint venture will enter into a separate trademark license agreement with Changan. With respect to governance rights, we and Changan have agreed that the board of directors will have five directors, with two appointed by each party and the remaining director appointed by us and Changan together.

Sales and Delivery of Vehicles

We directly sell our vehicles to users, which we believe allows us to provide a more consistent, differentiated and compelling user experience, compared to the traditional franchised distribution model used by our competitors in China. Vehicle purchases are placed through our mobile application, which provides an easy to follow and interactive vehicle shopping experience to our users. This also provides us with real-time information on demand for our vehicles, allowing us to plan our production more efficiently and reducing inventory needs. At our NIO Houses, users are able to purchase vehicles using our mobile application, assisted by our sales representatives at the NIO Houses. Users purchasing outside of our NIO Houses typically purchase through our mobile application and use our hotline for assistance with the purchase. We believe that our online and offline direct sales model is more cost-efficient by cutting out franchised distribution costs as well as lowering the number of physical locations required and also allows us to expand our sales network effectively and efficiently in China.

We have set up a vehicle delivery center in cities including Shanghai, Beijing, Guangzhou, Shenzhen, Chengdu, Nanjing, Suzhou, Wuhan, Xi’an, Shijiazhuang and Tianjin. Vehicles will be delivered to users at such centers.

Competition

Competition in the automotive industry is intense and evolving. We believe the impact of new regulatory requirements for occupant safety and vehicle emissions, technological advances in powertrain and consumer electronic components, and shifting customer needs and expectations are causing the industry to evolve in the direction of electric-based vehicles. We believe the primary competitive factors in our markets are:

•	pricing;

•	technological innovation;

•	vehicle performance, quality and safety;

•	service and charging options;

•	user experience;

•	design and styling; and

•	manufacturing efficiency.

The China automotive market is generally competitive. We have strategically entered into this market in the premium EV segment in which there is limited competition relative to other segments. However, we expect this segment will become more competitive in the future. We also expect that we will compete with international competitors, including Tesla. Our vehicles also compete with ICE vehicles in the premium segment. Given the quality and performance of the ES8 and the ES6, and their attractive pricing, we believe that we are strategically positioned in China’s premium electric vehicle market.

Intellectual Property

We have significant capabilities in the areas of vehicle engineering, development and design. As a result, we have developed a number of proprietary systems and technologies. As a result, our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications and trade secrets, including employee and third-party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. As of February 28, 2019, we had 1,535 issued patents and 2,594 pending patent applications, 1,829 registered trademarks and 2,084 pending trademark applications in the United States, China, Europe and other jurisdictions. As of February 28, 2019, we also held or otherwise had the legal right to use 57 registered copyrights for software or works of art and 441 registered domain names, including www.nio.io. We intend to continue to file additional patent applications with respect to our technology.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations and Approvals Covering the Manufacturing of Pure Electric Passenger Vehicles

The NDRC promulgated the Provisions on Administration of Investment in Automobile Industry, or the Investment Provisions, which became effective on January 10, 2019. According to the Investment Provisions, enterprises are encouraged to, through equity investment and cooperation in production capacity, enter into strategic cooperation relationship, carry out joint research and development of products, organize manufacturing activities jointly and increase industrial concentration. The advantageous resources in production, high learning, research, application and other areas shall be integrated and core enterprises in automobile industry shall be propelled to form industrial alliance and industrial consortium.

According to the Regulations on the Administration of Newly Established Pure Electric Passenger Vehicle Enterprises, or the New Electric Passenger Vehicle Enterprise Regulations, which became effective on July 10, 2015, before our vehicles (including our current vehicles manufactured in cooperation with JAC) can be added to the Announcement of Vehicle Manufacturers and Products, or the Manufacturers and Products Announcement, issued by the MIIT, a procedure that is required in order for our vehicles to be approved for manufacture and sale in China, our vehicles must meet the applicable requirements set forth in relevant laws and regulations. Such relevant laws and regulations include, among others, the Administrative Rules on the Admission of New Energy Vehicle Manufacturers and Products, or the MIIT Admission Rules, which became effective on July 1, 2017, and the Administrative Rules on the Admission of Passenger Vehicles Manufacturer and Products, which became effective on January 1, 2012, and pass the review by the MIIT. Pure electric passenger vehicles that have entered into the Manufacturers and Products Announcement are required to undergo regular inspection every three years by the MIIT so that the MIIT may determine whether the vehicles remain qualified to stay in the Manufacturers and Products Announcement.

According to the MIIT Admission Rules, in order for our vehicles to enter into the Manufacturers and Products Announcement, our vehicles must satisfy certain conditions, including, among others, meeting certain standards set out therein, meeting other safety and technical requirements specified by the MIIT, and passing inspections conducted by a state-recognized testing institution. Once such conditions for vehicles are met and the application has been approved by the MIIT, the qualified vehicles are published in the Manufacturers and Products Announcement by the MIIT. Where any new energy vehicle manufacturer manufactures or sells any model of a new energy vehicle without the prior approval of the competent authorities, including being published in the Manufacturers and Products Announcement by the MIIT, it may be subject to penalties, including fines, forfeiture of any illegally manufactured and sold vehicles and spare parts and revocation of its business licenses.

Regulations on Compulsory Product Certification

Under the Administrative Regulations on Compulsory Product Certification which was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine, or the QSIQ, on July 3, 2009 and became effective on September 1, 2009 and the List of the First Batch of Products Subject to Compulsory Product Certification which was promulgated by the QSIQ in association with the State Certification and Accreditation Administration Committee on December 3, 2001 and became effective on May 1, 2002, the QSIQ is responsible for the regulation and quality certification of automobiles. Automobiles and parts and components must not be sold, exported or used in operating activities until they are certified by designated certification authorities of the PRC as qualified products and granted certification marks.

Regulations on Electric Vehicle Charging Infrastructure

Pursuant to the Guidance Opinions of the General Office of the State Council on Accelerating the Promotion and Application of the New Energy Vehicles, which became effective on July 14, 2014, the Guidance Opinions of the General Office of the State Council on Accelerating the Development of Charging Infrastructures of the Electric Vehicle, which became effective on September 29, 2015 and the Guidance on the Development of Electric Vehicle Charging Infrastructure (2015-2020), which became effective on October 9, 2015, the PRC government encourages the construction and development of charging infrastructure for electric vehicles, such as charging stations and battery swap stations, and only centralized charging and battery replacement power stations are required to obtain approvals for construction, permits from the relevant authorities. The Circular on Accelerating the Development of Electrical Vehicle Charging Infrastructures in Residential Areas promulgated on July 25, 2016 further provides that the operators of electrical vehicle charging and battery swap infrastructure are required to be covered under liability insurance policies to protect the purchasers of electric vehicles, covering the safety of electric vehicle charging infrastructure.

Regulations on Automobile Sales

Pursuant to the Administrative Measures on Automobile Sales promulgated by the MOFCOM, April 5, 2017, which became effective on July 1, 2017, automobile suppliers and dealers are required to file with relevant authorities through the information system for the national automobile circulation operated by the competent commerce department within 90 days after the receipt of a business license. Where there is any change to the information concerned, automobile suppliers and dealers must update such information within 30 days after such change.

Regulations on the Recall of Defective Automobiles

On October 22, 2012, the State Council promulgated the Administrative Provisions on Defective Automotive Product Recalls, which became effective on January 1, 2013. The product quality supervision department of the State Council is responsible for the supervision and administration of recalls of defective automotive products nationwide. Pursuant to the administrative provisions, manufacturers of automobile products are required to take measures to eliminate defects in products they sell. A manufacturer must recall all defective automobile products. Failure to recall such products may result in an order to recall the defective products from the quality supervisory authority of the State Council. If any operator conducting sales, leasing, or repair of vehicles discovers any defect in automobile products, it must cease to sell, lease or use the defective products and must assist manufacturers in the recall of those products. Manufacturers must recall their products through publicly available channels and publicly announce the defects. Manufacturers must take measures to eliminate or cure defects, including rectification, identification, modification, replacement or return of the products. Manufacturers that attempt to conceal defects or do not recall defective automobile products in accordance with relevant regulations will be subject to penalties, including fines, forfeiture of any income earned in violation of law and revocation of licenses.

Pursuant to the Implementation Rules on the Administrative Provisions on Defective Automotive Product Recalls, which was promulgated by the QSIQ on November 27, 2015 and became effective on January 1, 2016, if a manufacturer is aware of any potential defect in its automobiles, it must investigate in a timely manner and report the results of such investigation to the QSIQ. Where any defect is found during the investigations, the manufacturer must cease to manufacture, sell, or import the relevant automobile products and recall such products in accordance with applicable laws and regulations.

Regulations on Product Liability

Pursuant to the Product Quality Law of the PRC, promulgated on February 22, 1993 and amended on July 8, 2000, August 27, 2009 and December 29, 2018, a manufacturer is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes physical injury to a person or property damage, the aggrieved party may make a claim for compensation from the producer or the seller of the product. Producers and sellers of non-compliant products may be ordered to cease the production or sale of the products and could be subject to confiscation of the products and/or fines. Earnings from sales in contravention of such standards or requirements may also be confiscated, and in severe cases, an offender’s business license may be revoked.

Favorable Government Policies Relating to New Energy Vehicles in the PRC

Government Subsidies for Purchasers of New Energy Vehicles

On April 22, 2015, the Ministry of Finance, or the MOF, the Ministry of Science and Technology, or the MOST, the MIIT and the NDRC jointly issued the Circular on the Financial Support Policies on the Promotion and Application of New Energy Vehicles in 2016-2020, or the Financial Support Circular, which took effect on the same day. The Financial Support Circular provides that those who purchase new energy vehicles specified in the Catalogue of Recommended New Energy Vehicle Models for Promotion and Application by the MIIT, or the Recommended NEV Catalogue, may obtain subsidies from the PRC national government. Pursuant to the Financial Support Circular, a purchaser may purchase a new energy vehicle from a seller by paying the original price minus the subsidy amount, and the seller may obtain the subsidy amount from the government after such new energy vehicle is sold to the purchaser. The ES8 is eligible for such subsidies, and the ES6 will be eligible for such subsidies after being added into the Recommended NEV Catalogue. The Financial Support Circular also provided a preliminary phase-out schedule for the provision of subsidies.

On December 29, 2016, the MOF, the MOST, the MIIT and the NDRC jointly issued the Circular on Adjusting the Subsidy Policy for the Promotion and Application of New Energy Vehicles, or the Circular on Adjusting the Subsidy Policy, which took effect on January 1, 2017, to adjust the existing subsidy standard for purchasers of new energy vehicles. The Circular on Adjusting the Subsidy Policy capped the local subsidies at 50% of the national subsidy amount, and further specified that national subsidies for purchasers purchasing certain new energy vehicles (except for fuel cell vehicles) from 2019 to 2020 will be reduced by 20% as compared to 2017 subsidy standards.

The subsidy standard is reviewed and updated on an annual basis. The current subsidy standard is provided in the Circular on Further Improving the Subsidy Policies for the Promotion and Application of New Energy Vehicles, which was jointly promulgated by the MOF, the MOST, the MIIT and the NDRC on March 26, 2019. The current subsidy standard reduces the amount of national subsidies and cancels local subsidies, resulting in a significant reduction in the total subsidy amount applicable to the ES8 as compared to 2018.

Exemption of Vehicle Purchase Tax

On December 26, 2017, the MOF, the SAT, the MIIT and the MOST jointly issued the Announcement on Exemption of Vehicle Purchase Tax for New Energy Vehicle, or the Announcement on Exemption of Vehicle Purchase Tax, pursuant to which, from January 1, 2018 to December 31, 2020, the vehicle purchase tax which is applicable for ICE vehicles is not imposed on purchases of qualified new energy vehicles listed in the Catalogue of New Energy Vehicle Models Exempt from Vehicle Purchase Tax, or the NEV Catalogue, issued by the MIIT. Such announcement provides that the policy on exemption of vehicle purchase tax is also applicable to new energy vehicles added to the Catalogue prior to December 31, 2017. The ES8 was added into the NEV Catalogue (15th batch) on December 19, 2017, so purchasers of ES8 may enjoy such tax exemption.

Non-imposition of Vehicle and Vessel Tax

The Preferential Vehicle and Vessel Tax Policies for Energy-saving and New Energy Vehicles and Vessels, which was jointly promulgated by the MOF, the Ministry of Transport, the SAT and the MIIT on July 10, 2018, clarifies that pure electric passenger vehicles are not subject to vehicle and vessel tax.

New Energy Vehicle License Plate

In recent years, in order to control the number of motor vehicles on the road, certain local governments have issued restrictions on the issuance of vehicle license plates. These restrictions generally do not apply to the issuance of license plates for new energy vehicles, which makes it easier for purchasers of new energy vehicles to obtain automobile license plates. For example, pursuant to the Implementation Measures on Encouraging Purchase and Use of New Energy Vehicles in Shanghai, local authorities will issue new automobile license plates to qualified purchasers of new energy vehicles without requiring such qualified purchasers to go through certain license-plate bidding processes and to pay license-plate purchase fees as compared with purchasers of ICE vehicles.

Policies Relating to Incentives for Electric Vehicle Charging Infrastructure

On January 11, 2016, the MOF, the MOST, the MIIT, the NDRC and the National Energy Administration, or the NEA, jointly promulgated the Circular on Incentive Policies on the Charging Infrastructures of New Energy Vehicles and Strengthening the Promotion and Application of New Energy Vehicles during the 13th Five-year Plan Period, which became effective on January 1, 2016. Pursuant to such circular, the central finance department is expected to provide certain local governments with funds and subsidies for the construction and operation of charging facilities and other relevant charging infrastructure.

Certain local governments have also implemented incentive policies for the construction and operation of charging infrastructure. For example, pursuant to the Supporting Measures on Encouraging the Development of Charging Infrastructures of the Electric Vehicles in Shanghai, which took effect on May 5, 2016, builders of certain non-self-use charging infrastructure may be eligible for subsidies for up to 30% of their investment cost, and the operator of certain non-self-use charging infrastructure may be eligible for subsidies calculated based on electricity output.

All the above incentives are expected to facilitate acceleration of development of public charging infrastructure, which will consequently offer more accessible and convenient EV charging solutions to purchasers of electric vehicles.

Incentives in Certain Major Cities

Government incentives to purchase electric vehicles exist at both the national and local level in China. The table below sets forth a summary of preferential policies in eight cities.

	Beijing	Shanghai	Guangzhou	Shenzhen	Chengdu	Nanjing	Hangzhou	Wuhan
Restrictions on ICE vehicles purchases	✓	✓	✓	✓			✓
Quantity of NEV car plates	60,000(1)	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited
Subsidies and Preferential Policies to NEVs	All NEVs have specific pool of license plates and have no traffic restrictions	Subsidies and preferential electricity rate for public charging facilities	Subsidies for construction cost and preferential electricity rate for public charging facilities in 2018, 2019 and 2020	Subsidies for construction cost of qualified operators of public charging facilities	Subsidies and preferential electricity rate for public and self-use charging facilities	N/A	Subsidies for public charging facilities at 25% of total investment in 2017 and 2018	Preferential electricity rate for NEV charging facilities, peak time rates and off-peak time rates are applied
Favorable Policies on driving restrictions to NEVs	No restriction on BEVs. ICE vehicles, PHEVs and HEVs are restricted by the last digit of the car plate on workdays	No restriction on NEVs. Non-local ICE vehicles are not allowed to pass through main viaducts(2) from 7am to 10am, and from 3pm to 8pm on workdays	No restriction on NEVs. Non-local ICE vehicles are not permitted to drive in the city center for over four consecutive days, and shall wait four days before entering the city center again	Non-local ICE trucks are not allowed to enter the city from 7am to 10am and from 3pm to 8pm on workdays. No restriction on non-local NEV trucks	No restriction on NEVs. ICE vehicles are not permitted to drive in the city center from 7:30am to 8pm on workdays by the last digit of the car plate	No restriction on NEVs. Non-local ICE light vehicles are not allowed to pass through the tunnel of Yangtze River	No restriction on NEVs. ICE vehicles are restricted by the last digit of the car plate from 7am to 9am and from 4:30pm to 6:30pm on workdays	No restriction on NEVs. ICE vehicles are restricted on designated bridges and tunnels from 7am to 10pm everyday by odd / even number of the car license plate

* References in this table to (i) HEVs are to hybrid electric vehicles and (ii) PHEVs are to plug-in hybrid electric vehicles.

(1)	The number of NEV licenses issued by the Beijing local government for 2018 is 60,000 while total new car licenses in Beijing decreased from 150,000 in 2017 to 100,000 in 2018.

(2)	Including nine viaducts, two bridges and one tunnel.

Regulations on Value-added Telecommunications Services

In 2000, the State Council promulgated the Telecommunications Regulations of the PRC, or the Telecommunications Regulations, which was most recently amended in February 2016 and provides a regulatory framework for telecommunications services providers in the PRC. The Telecommunications Regulations categorize all telecommunications businesses in China as either basic or value-added. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructure. Pursuant to the Classified Catalogue of Telecommunications Services, an attachment to the Telecommunications Regulations, which was most recently updated in December 2015 by the MIIT, internet information services, or ICP services, are classified as value-added telecommunications services. Under the Telecommunications Regulations and relevant administrative measures, commercial operators of value-added telecommunications services must first obtain a license for conducting Internet content provision services, or an ICP license, from the MIIT or its provincial level counterparts. Otherwise, such operator might be subject to sanctions, including corrective orders and warnings, imposition of fines and confiscation of illegal gains and, in the case of significant infringement, orders to close the website.

Pursuant to the Administrative Measures on Internet Information Services, promulgated by the State Council in 2000 and amended in 2011, “internet information services” refer to the provision of information through the internet to online users, and are divided into “commercial internet information services” and “non-commercial internet information services.” A commercial ICP service operator must obtain an ICP license before engaging in any commercial ICP service within China, while the ICP license is not required if the operator will only provide internet information on a non-commercial basis.

In addition to the regulations and measures above, the provision of commercial internet information services on mobile internet applications are regulated by the Administrative Provisions on Information Services of Mobile Internet Applications, promulgated by the State Internet Information Office in June 2016. Information services providers of mobile internet applications are subject to these provisions, including acquiring relevant qualifications and being responsible for management of information security.

Regulations on Consumer Rights Protection

Our business is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, as amended in 2013 and became effective on March 15, 2014, which imposes stringent requirements and obligations on business operators. Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of a warning, confiscation of illegal income, imposition of fines, an order to cease business operations, revocation of business licenses, as well as potential civil or criminal liabilities.

Regulations on Internet Information Security and Privacy Protection

In November 2016, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017. The Cyber Security Law requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. We are subject to such requirements as we are operating a website and mobile application and providing certain internet services mainly through our mobile application. The Cyber Security Law further requires internet information services providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security and take corresponding remedial measures.

Internet information services providers are also required to maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal data protection, such as the requirements on the collection, use, processing, storage and disclosure of personal data, and internet information services providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Any violation of the Cyber Security Law may subject the internet information services provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites or criminal liabilities.

Regulations on E-commerce

On August 31, 2018, the SCNPC promulgated the E- Commerce Law of the People’s Republic of China, or the E-Commerce Law, which became effective as of January 1, 2019. The E-Commerce Law establishes the regulatory framework for the e-commerce sector in the PRC for the first time by laying out certain requirements on e-commerce platform operators. According to the E-Commerce Law, the e-commerce platform operators shall prepare a contingency plan for cybersecurity events and take technological measures and other measures to prevent online illegal and criminal activities. The E-Commerce Law also expressly requires e-commerce platform operators to take necessary actions to ensure fair dealing on their platforms to safeguard the legitimate rights and interests of consumers, including to prepare platform service agreements and transaction information record-keeping and transaction rules, to prominently display such documents on the platform’s website, and to keep such information for no less than three years following the completion of a transaction. Where the e-commerce platform operators conduct self-operated business on their platforms, they shall distinguish and mark their self-operated business from the businesses of the business operators using the platform in a prominent manner, and shall not mislead consumers. The e-commerce platform operators shall bear civil liability of a commodity seller or service provider for the business marked as self-operated, pursuant to the law.

Regulations on Land and the Development of Construction Projects

Regulations on Land Grants

Under the Interim Regulations on Assignment and Transfer of the Rights to the Use of the State-owned Urban Land, promulgated by the State Council on May 19, 1990, a system of assignment and transfer of the right to use state-owned land was adopted. A land user must pay land premiums to the state as consideration for the assignment of the right to use a land site within a certain term, and the land user who obtained the right to use the land may transfer, lease out, mortgage or otherwise commercially exploit the land within the term of use. Under the Interim Regulations on Assignment and Transfer of the Rights to the Use of the State-owned Urban Land and the Law of the PRC on Urban Real Estate Administration, the local land administration authority may enter into an assignment contract with the land user for the assignment of land use rights. The land user is required to pay the land premium as provided in the assignment contract. After the full payment of the land premium, the land user must register with the land administration authority and obtain a land use rights certificate which evidences the acquisition of land use rights.

Regulations on Planning of a Construction Project

Pursuant to the Regulations on Planning Administration regarding Assignment and Transfer of the Rights to Use of the State-Owned Land in Urban Area promulgated by the Ministry of Construction in December 1992 and amended in January 2011, a construction land planning permit shall be obtained from the municipal planning authority with respect to the planning and use of land. According to the Urban and Rural Planning Law of the PRC promulgated by the SCNPC on October 28, 2007 and amended on April 24, 2015, a construction work planning permit must be obtained from the competent urban and rural planning government authority for the construction of any structure, fixture, road, pipeline or other engineering project within an urban or rural planning area.

After obtaining a construction work planning permit, subject to certain exceptions, a construction enterprise must apply for a construction work commencement permit from the construction authority under the local people’s government at the county level or above in accordance with the Administrative Provisions on Construction Permit of Construction Projects promulgated by the Ministry of Housing and Urban-Rural Development, or the MOHURD, on June 25, 2014 and implemented on October 25, 2014 and amended on September 19, 2018.

Pursuant to the Administrative Measures for Reporting Details Regarding Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Construction on April 4, 2000 and amended on October 19, 2009 and the Provisions on Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated and implemented by the MOHURD on December 2, 2013, upon the completion of a construction project, the construction enterprise must submit an application to the competent department in the people’s government at or above county level where the project is located, for examination upon completion of building and for filing purpose; and to obtain the filing form for acceptance and examination upon completion of construction project.

Regulations on Environmental Protection and Work Safety

Regulations on Environmental Protection

Pursuant to the Environmental Protection Law of the PRC promulgated by the SCNPC, on December 26, 1989, amended on April 24, 2014 and effective on January 1, 2015, any entity which discharges or will discharge pollutants during the course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise vibrations, electromagnetic radiation and other hazards produced during such activities.

Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within the prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the Tort Law of the PRC. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

Regulations on Work Safety

Under relevant construction safety laws and regulations, including the Work Safety Law of the PRC which was promulgated by the SCNPC on June 29, 2002, amended on August 27, 2009, August 31, 2014, and effective as of December 1, 2014, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide the employees with protective equipment that meets the national standards or industrial standards. Automobile and components manufacturers are subject to the above-mentioned environment protection and work safety requirements.

Regulations on Fire Control

Pursuant to the Fire Safety Law of the PRC promulgated by the SCNPC on April 29, 1998, amended on October 28, 2008 and which became effective on May 1, 2009 and the Provisions on Supervision and Administration of Fire Protection of Construction Projects promulgated by the Ministry of Public Security of the PRC on April 30, 2009, implemented on May 1, 2009 and later amended on July 17, 2012, which became effective on November 1, 2012, the construction entity of a large-scale crowded venue (including the construction of a manufacturing factory that is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the filing for fire prevention design and the fire safety completion inspection and acceptance procedures within seven business days after obtaining the construction work permit and passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use, or fails to conform to the fire safety requirements after such inspection, it shall be subject to (i) orders to suspend the construction of projects, use of such projects or operation of relevant business; and (ii) a fine ranging between RMB30,000 and RMB300,000.

Regulations on Intellectual Property Rights

Patent Law

According to the Patent Law of the PRC (Revised in 2008), the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs.

Regulations on Copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001 and in 2010, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law as revised in 2010 extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of the copyright owner. Infringers of a copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration.

Trademark Law

Trademarks are protected by the Trademark Law of the PRC which was adopted on August 23, 1982 and subsequently amended in 1993, 2001 and 2013, respectively, as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and as most recently amended on April 29, 2014. The Trademark Office under the State Administration for Industry and Commerce, handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Regulations on Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Name promulgated by the MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names must provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Regulations on Foreign Investment in China

Guidance Catalogue of Industries for Foreign Investment

On June 28, 2017, the MOFCOM and the NDRC jointly promulgated the Catalogue. On June 28, 2018, the MOFCOM and the NDRC further promulgated the Negative List to amend the Catalogue. The Catalogue (as amended by the Negative List) lists the industries and economic activities in which foreign investment in the PRC is encouraged, restricted or prohibited. Any industry not listed in the Catalogue is a permitted industry. Pursuant to the Catalogue (as amended by the Negative List), the production and sale of battery bags and packs as well as the manufacture of the NEVs fall within the permitted catalogue. However, the Catalogue also provides that foreign investors shall hold no more than 50% of the equity interest in a service provider operating certain value-added telecommunications services (other than for e-commerce).

The establishment, operation and management of corporate entities in the PRC is governed by the PRC Company Law, which was initially promulgated by the SCNPC on December 29, 1993 and came into effect on July 1, 1994, and was subsequently amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018. The latest amended PRC Company Law became effective on October 26, 2018. The PRC Company Law generally governs two types of companies—limited liability companies and joint stock limited companies. The PRC Company Law shall also apply to foreign-invested companies. Where laws on foreign investment have other stipulations, such stipulations shall prevail. The establishment procedures, approval or record-filing procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are regulated by the Wholly Foreign-owned Enterprise Law of the PRC, or the WFOE Law, promulgated on April 12, 1986 and amended on October 31, 2000 and September 3, 2016, and the Rules for the Implementation of the WFOE Law, promulgated on December 12, 1990 and amended on April 12, 2001 and February 19, 2014. According to the amendments to the WFOE law in 2016, for any wholly foreign-owned enterprise to which the special entry management system does not apply, its establishment, operation duration and extension, separation, merger or other major changes shall be reported for record.

Pursuant to the Provisional Administrative Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or the Provisional Measures, promulgated by the MOFCOM on October 8, 2016 (as amended on July 30, 2017 and June 30, 2018), establishment and modifications of foreign-invested enterprises which are not subject to the approval under the special entry management measures shall be filed with the delegated commercial authorities.

Foreign Investment Law

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which will take effect on January 1, 2020 and will replace three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” Because the “negative list” has yet to be published, it is unclear whether it will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

Regulations on Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange of the PRC, or the SAFE, and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local branch. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular No. 59, promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015 and October 10, 2018, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. The SAFE Circular No. 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign-invested enterprises.

The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or SAFE Circular No. 13, effective from June 1, 2015, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to SAFE Circular No. 13, the investors shall register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular No. 19, which was promulgated by the SAFE on March 30, 2015 and became effective on June 1, 2015, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to SAFE Circular No. 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the foreign-invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular No. 16, which was promulgated by the SAFE and became effective on June 9, 2016, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on a self-discretionary basis. SAFE Circular No. 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including, but not limited to, foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in the PRC.

According to the Provisional Measures, the Administrative Rules on the Company Registration, which were promulgated by the State Council on June 24, 1994, became effective on July 1, 1994 and were amended on February 6, 2016, and other laws and regulations governing the foreign-invested enterprises and company registrations, the establishment of a foreign-invested enterprise and any capital increase and other major changes in a foreign-invested enterprise shall be registered with the SAMR or its local counterparts, and shall be filed via the foreign investment comprehensive administrative system, or the FICMIS, if such foreign-invested enterprise does not involve special access administrative measures prescribed by the PRC government.

Pursuant to SAFE Circular No. 13 and other laws and regulations relating to foreign exchange, when setting up a new foreign-invested enterprise, the foreign-invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including, without limitation, any increase in its registered capital or total investment, the foreign-invested enterprise must register such changes with the bank located at its registered place after obtaining approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

Based on the foregoing, if we intend to provide funding to our wholly foreign-owned subsidiaries through capital injection at or after their establishment, we must register the establishment of and any follow-on capital increase in our wholly foreign-owned subsidiaries with the SAMR or its local counterparts, file such via the FICMIS and register such with the local banks for the foreign exchange related matters.

Loans by the Foreign Companies to their PRC Subsidiaries

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of the SAFE. However, such foreign debt must be registered with and recorded by the SAFE or its local branches within fifteen (15) business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of a foreign-invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign-invested enterprise, or Total Investment and Registered Capital Balance.

Pursuant to the Interim Provisions of the State Administration for Industry and Commerce on the Ratio of the Registered Capital to the Total Investment of a Sino-Foreign Equity Joint Venture Enterprise, promulgated by the SAMR and effective on February 17, 1987, with respect to a sino-foreign equity joint venture, the registered capital shall be (i) no less than 7/10 of its total investment, if the total investment is US$3 million or under US$3 million; (ii) no less than 1/2 of its total investment, if the total investment is ranging from US$3 million to US$10 million (including US$10 million), provided that the registered capital shall not be less than US$2.1 million if the total investment is less than US$4.2 million; (iii) no less than 2/5 of its total investment, if the total investment is ranging from US$10 million to US$30 million (including US$30 million), provided that the registered capital shall not be less than US$5 million if the total investment is less than US$12.5 million; and (iv) no less than 1/3 of its total investment, if the total investment exceeds US$30 million, provided that the registered capital shall not be less than US$12 million if the total investment is less than US$36 million.

On January 12, 2017, the People’s Bank of China, or the PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9. Pursuant to PBOC Notice No. 9, within a transition period of one year from January 12, 2017, the foreign-invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretions. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. Pursuant to PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed certain specified upper limits. PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be 200% of its net assets, or Net Asset Limits. Enterprises shall file with the SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three business days before drawing any money from the foreign debts.

Based on the foregoing, if we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the Total Investment and Registered Capital Balance and we will need to register such loans with the SAFE or its local branches in the event that the Current Foreign Debt Mechanism applies, or the balance of such loans shall be subject to the Risk-Weighted Approach and the Net Asset Limits and we will need to file the loans with the SAFE in its information system in the event that the Notice No. 9 Foreign Debt Mechanism applies. According to PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and the SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the PBOC nor the SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and the SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

Offshore Investment

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or SPV, which is defined as an offshore enterprise directly established or indirectly controlled by PRC residents for investment and financing purposes, with the enterprise assets or interests PRC residents hold in China or overseas. The term “control” means to obtain the operation rights, right to proceeds or decision-making power of an SPV through acquisition, trust, holding shares on behalf of others, voting rights, repurchase, convertible bonds or other means. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014 as an attachment of Circular 37.

Under the relevant rules, failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Regulations on Dividend Distribution

The principal laws and regulations regulating the distribution of dividends by foreign-invested enterprises in the PRC include the Company Law of the PRC, as amended in 2004, 2005, 2013 and 2018, the Wholly Foreign-owned Enterprise Law promulgated in 1986 and amended in 2000 and 2016 and its implementation regulations promulgated in 1990 and subsequently amended in 2001 and 2014, the Equity Joint Venture Law of the PRC promulgated in 1979 and subsequently amended in 1990, 2001 and 2016 and its implementation regulations promulgated in 1983 and subsequently amended in 1986, 1987, 2001, 2011 and 2014, and the Cooperative Joint Venture Law of the PRC promulgated in 1988 and amended in 2000 and 2017 and its implementation regulations promulgated in 1995 and amended in 2014 and 2017. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the PRC Enterprise Income Tax Law which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, or collectively, the EIT Law. The EIT Law came into effect on January 1, 2008. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993, came into effect on January 1, 1994 and were subsequently amended from time to time; and the Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the MOF on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, the VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. On March 21, 2019, the MOF, the SAT and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepen the Reform of Value-added Tax, or the Announcement 39. According to the VAT Law and the Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of value-added tax, or VAT. According to the Announcement 39, the VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, which will become effective on April 1, 2019, and the VAT tax rate applicable to the small-scale taxpayers is 3%.

Dividend Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the  Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, or the Double Taxation Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Taxation Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases. This circular further provides that an applicant who intends to prove his or her status as the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7. Pursuant to Circular 7, an "indirect transfer" of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a "reasonable commercial purpose" of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. According to Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which was amended by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued on June 15, 2018 by the SAT. The SAT Circular 37 further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of Circular 7. Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations on Employment and Social Welfare

Labor Contract Law

The Labor Contract Law of the PRC, or the Labor Contract Law, which was promulgated on January 1, 2008 and amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work above certain time limits and employers shall pay employees for overtime work in accordance with national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and must be paid to employees in a timely manner.

Interim Provisions on Labor Dispatch

Pursuant to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, dispatched workers are entitled to equal pay with full-time employees for equal work. Employers are allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees.

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be order to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue.

In accordance with the Regulations on the Administration of Housing Funds which was promulgated by the State Council in 1999 and amended in 2002, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.”

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with the SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock options or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, , the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an offshore special vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

C.	Organizational Structure

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries and consolidated affiliated entities as of the date of this annual report:

Contractual Agreements with the VIEs and Their Respective Shareholders

Shanghai Anbin Technology Co., Ltd.

The following is a summary of the contractual agreements with NIO Co., Ltd., or NIO WFOE, and Shanghai Anbin Technology Co., Ltd., or Shanghai Anbin.

Agreements that provide us with effective control over Shanghai Anbin

Power of Attorney. On April 19, 2018, each shareholder of Shanghai Anbin, Shanghai Anbin and NIO WFOE entered into powers of attorney. The terms contained in the respective powers of attorney are substantially similar. Pursuant to the powers of attorney, each shareholder of Shanghai Anbin irrevocably authorized NIO WFOE to act on the behalf of such shareholder with respect to all matters concerning the shareholding of the shares in Shanghai Anbin, including without limitation, attending shareholders’ meetings of Shanghai Anbin, exercising all the shareholders’ rights and shareholders’ voting rights, and designating and appointing the legal representative, directors, supervisors, chief executive officer and other senior management members of Shanghai Anbin.

Loan Agreement. On April 19, 2018, each shareholder of Shanghai Anbin, Shanghai Anbin and NIO WFOE entered into loan agreements. The terms contained in the respective loan agreements are substantially similar. Pursuant to the loan agreements, NIO WFOE should provide the shareholders of Shanghai Anbin with a loan in the aggregate amount of RMB30 million for the purpose of contribution of the registered capital of Shanghai Anbin. The shareholders agree that the proceeds from the transfer of the equity interest of the shareholders in Shanghai Anbin or increase of the working capital of Shanghai Anbin, pursuant to the exercise of the right to acquire such equity interest by NIO WFOE under the exclusive option agreement, should be used by the shareholders to repay the loan to the extent permissible. The loan agreements should become effective upon execution by the parties, and should expire upon the date of full performance by the parties of their respective obligations under the loan agreements.

Equity Interest Pledge Agreement. On April 19, 2018, each shareholder of Shanghai Anbin, Shanghai Anbin, and NIO WFOE entered into equity interest pledge agreements. The terms contained in the respective equity interest pledge agreements are substantially similar. Pursuant to the equity interest pledge agreements, those shareholders should pledge 100% equity interest in Shanghai Anbin to NIO WFOE to guarantee the performance by Shanghai Anbin and its shareholders of their obligations under the loan agreement, the exclusive option agreement, the exclusive business cooperation agreement, and the power of attorney. If events of default defined therein occur, upon giving written notice to the shareholders, as pledgee, NIO WFOE to the extent permitted by PRC laws may exercise the right to enforce the pledge, unless the event of default has been successfully resolved to the satisfaction of NIO WFOE within twenty days after the delivery of the written notice. Those shareholders agree that, without NIO WFOE’s prior written consent, during the term of the equity interest pledge agreement, they will not place or permit the existence of any security interest or other encumbrance on the equity interest in Shanghai Anbin or any portion thereof. We have completed registering the equity pledge with the relevant office of the SAMR in accordance with the PRC Property Rights Law.

Agreements that allow us to receive economic benefits from Shanghai Anbin

Exclusive Business Cooperation Agreement. On April 19, 2018, Shanghai Anbin and NIO WFOE entered into an exclusive business cooperation agreement. Pursuant to the exclusive business cooperation agreement, NIO WFOE has the exclusive right to provide Shanghai Anbin with comprehensive technical support, consulting services and other services. Without prior written consent of NIO WFOE, Shanghai Anbin should not directly or indirectly accept the same or any similar services provided by any third party regarding the matters contemplated by this agreement. During the term of this agreement where necessary, Shanghai Anbin may enter into further service agreements with NIO WFOE or any other party designated by NIO WFOE, which shall provide the specific contents, methods, personnel, and fees for specific services. Shanghai Anbin should pay NIO WFOE service fees, which should be determined by NIO WFOE after considering, among other things, the operation conditions of Shanghai Anbin, contents and value of the services provided by NIO WFOE. NIO WFOE will have exclusive and proprietary ownership, rights and interests in any and all intellectual property arising out of or developed during the performance of this agreement. Unless terminated in accordance with the provisions of this agreement or terminated in writing by NIO WFOE, the agreement shall remain effective.

Agreements that provide us with the option to purchase the equity interests in Shanghai Anbin

Exclusive Option Agreement. On April 19, 2018, each shareholder of Shanghai Anbin, Shanghai Anbin and NIO WFOE entered into exclusive option agreements. The terms contained in the respective exclusive option agreements are substantially similar. Pursuant to the exclusive option agreement, the shareholders of Shanghai Anbin irrevocably granted NIO WFOE an irrevocable and exclusive right to purchase, or designate one or more persons to purchase the equity interests in Shanghai Anbin held by the shareholders at a price equal to the amount of registered capital contributed by the shareholders in Shanghai Anbin or any portion thereof or at a price mutually agreed by NIO WFOE and the shareholders. Those shareholders further undertake that, without the prior written consent of NIO WFOE, Shanghai Anbin will not sell, transfer, mortgage or dispose of in any other manner any legal or beneficial interest in Shanghai Anbin held by its shareholders, or allow the encumbrance thereon, except for the interest placed in accordance with the equity interest pledge agreement, power of attorney and this agreement. Without the prior written consent of NIO WFOE, shareholders shall cause the shareholders’ meeting or the directors (or the executive director) of Shanghai Anbin not to approve the merger or consolidation with any person, or acquisition of or investment in any person. This agreement will remain effective until all equity interests held by those shareholders in Shanghai Anbin have been transferred or assigned to NIO WFOE and/or any other person designated by NIO WFOE in accordance with this agreement.

Beijing NIO Network Technology Co., Ltd.

The following is a summary of the contractual agreements with NIO WFOE and Beijing NIO Network Technology Co., Ltd. or Beijing NIO.

Agreements that provide us with effective control over Beijing NIO

Power of Attorney. On April 19, 2018, each shareholder of Beijing NIO, Beijing NIO and NIO WFOE entered into powers of attorney. The terms contained in the respective powers of attorney are substantially similar. Pursuant to the powers of attorney, each shareholder of Beijing NIO irrevocably authorized NIO WFOE to act on the behalf of such shareholder with respect to all matters concerning the shareholding of the shares in Beijing NIO, including without limitation, attending shareholders’ meetings of Beijing NIO, exercising all the shareholders’ rights and shareholders’ voting rights, and designating and appointing the legal representative, directors, supervisors, chief executive officer and other senior management members of Beijing NIO.

Loan Agreement. On April 19, 2018, each shareholder of Beijing NIO, Beijing NIO and NIO WFOE entered into loan agreements. The terms contained in the respective loan agreements are substantially similar. Pursuant to the loan agreement, NIO WFOE should provide the shareholders of Beijing NIO with a loan in aggregate amount of RMB10 million for the purpose of contribution of the registered capital of Beijing NIO or increase of the working capital of Beijing NIO. The shareholders agree that the proceeds from the transfer of the equity interest of the shareholders in Beijing NIO or for the working capital of Beijing NIO, pursuant to the exercise of the right to acquire such equity interest under the exclusive option agreement, should be used by the shareholders to repay the loan to the extent permissible. The loan agreements should become effective upon execution by the parties, and should expire upon the date of full performance by the parties of their respective obligations under the loan agreements.

Equity Interest Pledge Agreement. On April 19, 2018, each shareholder of Beijing NIO, Beijing NIO, and NIO WFOE entered into equity interest pledge agreements. The terms contained in the respective equity interest pledge agreements are substantially similar. Pursuant to the equity interest pledge agreements, those shareholders should pledge 100% equity interest in Beijing NIO to NIO WFOE to guarantee the performance by Beijing NIO and its shareholders of their obligations under the loan agreement, the exclusive option agreement, the exclusive business cooperation agreement and the power of attorney. If events of default defined therein occur, upon giving written notice to the shareholders, as pledgee, NIO WFOE to the extent permitted by PRC laws may exercise the right to enforce the pledge, unless the event of default has been successfully resolved to the satisfaction of NIO WFOE within twenty days after the delivery of the written notice. Those shareholders agree that, without NIO WFOE’s prior written consent, during the term of the equity interest pledge agreement, they will not place or permit the existence of any security interest or other encumbrance on the equity interest in Beijing NIO or any portion thereof. We have completed registering the equity pledge with the relevant office of the SAMR in accordance with the PRC Property Rights Law.

Agreements that allow us to receive economic benefits from Beijing NIO

Exclusive Business Cooperation Agreement. On April 19, 2018, Beijing NIO and NIO WFOE entered into an exclusive business cooperation agreement. Pursuant to the exclusive business cooperation agreement, NIO WFOE has the exclusive right to provide Beijing NIO with comprehensive technical support, consulting services and other services. Without prior written consent of NIO WFOE, Beijing NIO should not directly or indirectly accept the same or any similar services provided by any third party regarding the matters contemplated by this agreement. During the term of this agreement where necessary, Beijing NIO may enter into further service agreements with NIO WFOE or any other party designated by NIO WFOE, which shall provide the specific contents, methods, personnel, and fees for specific services. Beijing NIO should pay NIO WFOE service fees, which should be determined by NIO WFOE after considering, among other things, the operation conditions of Beijing NIO, contents and value of the services provided by NIO WFOE. NIO WFOE will have exclusive and proprietary ownership, rights and interests in any and all intellectual property arising out of or developed during the performance of this agreement. Unless terminated in accordance with the provisions of this agreement or terminated in writing by NIO WFOE, the agreement shall remain effective.

Agreements that provide us with the option to purchase the equity interests in Beijing NIO

Exclusive Option Agreement. On April 19, 2018, each shareholder of Beijing NIO, Beijing NIO and NIO WFOE entered into exclusive option agreements. The terms contained in the respective exclusive option agreements are substantially similar. Pursuant to the exclusive option agreement, the shareholders of Beijing NIO irrevocably granted NIO WFOE an irrevocable and exclusive right to purchase, or designate one or more persons to purchase the equity interests in Beijing NIO held by the shareholders at a price equal to the amount of registered capital contributed by the shareholders in Beijing NIO or any portion thereof, or at a price mutually agreed by NIO WFOE and the shareholders. Those shareholders further undertake that, without the prior written consent of NIO WFOE, Beijing NIO should not sell, transfer, mortgage or dispose of in any other manner any legal or equity interest in Beijing NIO held by its shareholders, or allow the encumbrance thereon, except for the interest placed in accordance with the equity interest pledge agreement, power of attorney and this agreement. Without the prior written consent of NIO WFOE, shareholders shall cause the shareholders’ meeting or the directors (or the executive director) of Beijing NIO not to approve the merger or consolidation with any person, or acquisition of or investment in any person. This agreement will remain effective until all equity interests held by those shareholders in Beijing NIO have been transferred or assigned to NIO WFOE and/or any other person designated by NIO WFOE in accordance with this agreement.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

•	the ownership structures of our VIEs in China and NIO WFOE comply with all existing PRC laws and regulations; and

•	the contractual arrangements between NIO WFOE, our VIEs and their respective shareholders governed by PRC laws are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will take effect on January 1, 2020. Since the law is relatively new, uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment, we may be required to unwind such agreements and/or dispose of such business. For a description of the risks related to our corporate structure, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

D.	Property, Plants and Equipment

Currently, we own land use rights with respect to a parcel of land in Nanjing of approximately 325,289.51 square meters and the ownership with respect to the plant thereon for a term ending on March 10, 2063, which are used for the manufacture of our e-propulsion system, battery pack and engine driving system. We also leased a number of our facilities. The following table sets forth the location, approximate size, primary use and lease term of our major leased facilities:

Location(1)	Approximate Size (Building) in Square Meters/Feet(2)	Primary Use	Lease Expiration Date
Shanghai, China	60,407.24	Global headquarters and office	August 14, 2019 – June 19, 2025
	9,070.9	User center (sales, marketing, and customer service)	March 14, 2022 – September 30, 2025
	24,566	Integrated vehicle research and development	April 9, 2021 – June 19, 2025
	907.33	Power management	October 31, 2020 – November 30, 2023
	118	Warehouse	January 15, 2020
Shenzhen	13,645	Sales, marketing, and customer service	September 30, 2023 – July 19, 2027
	710.75	Power management	July 31, 2020 – October 31, 2023
Chengdu	3,982	Sales, marketing, and customer service	December 31, 2020 – March 31, 2028

	478	Power management	October 1, 2021 – June 30, 2025
Hangzhou	1,221	Sales, marketing, and customer service	June 30, 2023 – December 31, 2023
	323	Power management	February 28, 2021 – August 31, 2023
Nanjing	163	Office	November 5, 2019
	5,405	Sales, marketing, and customer service	March 31, 2023 – October 31, 2023
	375.75	Power management	March 31, 2022 – June 30, 2028
Suzhou	355	Office	May 31, 2021
	8,631	Sales, marketing, and customer service	April 30, 2024 – August 31, 2024
	345.75	Power management	September 20, 2021 – August 31, 2024
Beijing	3,165.91	Office	December 19, 2019– October 19, 2020
	18,027	Sales, marketing, and customer service	June 30, 2022– June 30, 2027
	90.66	Warehouse	October 14, 2020 - March 31, 2023
	1,003	Power management	December 19, 2019 –November 19, 2023
Hefei	101	Power management	February 28, 2023 – November 30, 2023
Kunming	60	Office	June 30, 2019
	1280	Sales, marketing, and customer service	October 6, 2019 – March 31, 2025
Jinan	149	Office	June 14, 2019– December 9, 2019
	177	Sales, marketing, and customer service	February 28, 2021
Zhuhai	50	Office	June 19, 2019
Guangzhou	696.15	Office	October 31, 2020 – December 31, 2020
	6,167	Sales, marketing, and customer service	December 31, 2020 - December 31, 2025
	1,621.7	Power management	December 31, 2019 – December 31, 2023
Wuhan	393.52	Office	November 14, 2020
	4,251	Sales, marketing, and customer service	July 14 2019 - October 31 2028
	131	Power management	September 30, 2021 - August 31, 2023
Xi’an	6,446	Sales, marketing, and customer service	September 30, 2024 – February 28, 2029
	148	Warehouse	July 25, 2019 - September 30, 2019
Chongqing	217	Office	May 24, 2019 - June 30, 2019
	8,326.13	Sales, marketing, and customer service	July 15, 2019 –September 5, 2025
	400	Power management	July 31, 2023 – November 30, 2023
Ningbo	286	Office	May 9, 2019
	5,657	Sales, marketing, and customer service	August 15, 2019 – April 8, 2025
	210	Power management	August 15, 2023 – December 14, 2023

Location(1)	Approximate Size (Building) in Square Meters/Feet(2)	Primary Use	Lease Expiration Date
Wenzhou	327	Office	April 22, 2019
	4,873.68	Sales, marketing, and customer service	July 30, 2019 -March 23, 2024
	60	Power management	September 17, 2026
Wuxi	422.43	Office	October 31, 2019
	280	Power management	December 31, 2021 - August 31, 2023
	911	Sales, marketing, and customer service	February 15, 2024
Tianjin	5165	Sales, marketing, and customer service	June 14, 2019 – September 30, 2028
	171	Power management	January 3, 2020 – October 1, 2023
Shijiazhuang	167.82	Office	June 30, 2021
	1,492.27	Sales, marketing, and customer service	November 8, 2023
	217	Power management	September 29, 2019 – September 24, 2023
Changsha	262.04	Office	July 24, 2021
	566	Sales, marketing, and customer service	June 30, 2019 – September 5, 2019
	370	Power management	August 14, 2022 – November 30, 2023
Zhengzhou	3762	Sales, marketing, and customer service	September 30, 2023 – October 31, 2024
	154	Power management	October 8, 2023 – October 31, 2024
	182	Office	January 13, 2022
Qingdao	5,670	Sales, marketing, and customer service	December 31, 2023 – December 14, 2024
	193	Power management	October 19, 2021 –November 30, 2021
Fuzhou	87.63	Office	May 31, 2019
	1,109.2	Sales, marketing, and customer service	July, 2019 – February 7, 2020
Lanzhou	78	Office	July 31, 2019
Yangzhou	110	Office	July 15, 2019
Taiyuan	98.51	Office	July 31, 2019
	529	Sales, marketing, and customer service	February 28, 2021
Jinhua	241.04	Office	August 31, 2019
	41.25	Power management	September 27, 2023
Nanchang	167.78	Office	October 22, 2019
Dalian	293.8	Office	October 23, 2019 – January 1, 2022
Changzhou	868.85	Sales, marketing, and customer service	February 29, 2024
	55	Power management	July 31, 2023
Dongguan	1,392.53	Sales, marketing, and customer service	September 30, 2024
	54	Power management	June 30, 2023
Huangshan	25	Power management	September 7, 2021
	161.41	Office	November 25, 2019
Yiwu	160	Sales, marketing, and customer service	November 30, 2019
	54	Power management	September 27, 2023
Jiaxing	264	Office	November 30, 2020
	137	Sales, marketing, and customer service	December 31, 2019
Yinchuan	136.3	Office	May 25, 2019
Foshan	3642	Sales, marketing, and customer service	December 23, 2019- September 30, 2028
Xiamen	9584.01	Sales, marketing, and customer service	December 31, 2019- November 30, 2028
	90	Power management	September 30, 2023 – October 31, 2023
Changchun	43	Office	August 28, 2019
Xuchang	181.07	Office	November 15, 2019
Yancheng	91.98	Office	June 16, 2019
Taizhou	324	Office	August 31, 2019
Haikou	355	Sales, marketing, and customer service	November 30, 2019
	50	Power management	December 31, 2023
Nantong	555	Sales, marketing, and customer service	April 30, 2024
Yichang	235	Office	December 24, 2019

Location(1)	Approximate Size (Building) in Square Meters/Feet(2)	Primary Use	Lease Expiration Date
Shantou	162.8	Office	January 31, 2020
Xining	426	Office	February 29, 2020
Yinchuan	187.58	Office	January 24, 2020
San Jose, California	85,017	North American headquarters and global software development center	September 30, 2023
	99,424	Sales, marketing light assembly, research and development	September 30, 2023
San Francisco, California	12,250	User experience/user interface team	September 1, 2019
Munich, Germany	3,679	Design headquarters	December 2020 – December 2021
Air Street, London (UK)	2,960	Management, finance, legal, sponsorship, UK corporate HQ	January 2026, break option in January 2021
Begbroke Science Park (Oxford, UK – Rooms 37, 43, 44, 45, 49 and 50)	10,365	Formula E / Performance Programme HQ, engineering function	Each room lease expires on various dates between August 2019 – August 2020
Begbroke Science Park (Oxford, UK) Building 6	4,875	Engineering function, HR, finance and IT	July 2022, break any-time after July 2020
Donington Park (UK)	14,916	Formula E racing garages	December 2023, break clause any time after December 2020

(1)	We also lease a number of facilities for our NIO House locations, office space, service and logistics centers and small areas for battery swap stations in China.

(2)	Properties in China and Germany are presented in square meters. All others are presented in square feet.

We intend to add new facilities or expand our existing facilities as we add employees and expand our production organization. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms to accommodate our foreseeable future expansion.

ITEM 4.A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report. This annual report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Overview

We are a pioneer in China’s premium electric vehicle market. We design, jointly manufacture, and sell smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining user experience, we aim to provide users with comprehensive, convenient and innovative charging solutions and other user-centric service offerings.

We launched our first volume manufactured electric vehicle, the seven-seater ES8, to the public at our NIO Day event on December 16, 2017. In December 2018, we launched its variant, the six-seater ES8, with delivery beginning in March 2019. The ES8 is an all-aluminum alloy body, premium electric SUV that offers exceptional performance, functionality and mobility lifestyle. As of December 31, 2018, we had delivered 11,348 seven-seater ES8s to customers in more than 200 cities.

We launched our second volume manufactured electric vehicle, the ES6, to the public at our NIO Day event on December 15, 2018. The ES6 is a five-seater high-performance long-range premium electric SUV. The ES6 is smaller but more affordable than the ES8, allowing us to target a broader market in the premium SUV segment. The ES6 currently offers the Standard, Performance and Premier versions with pre-subsidy starting prices of RMB358,000, RMB398,000 and RMB498,000, respectively. Users can pre-order the ES6 through the NIO App and we expect to begin making deliveries of the ES6 in June 2019.

We began making deliveries of the seven-seater ES8 to users on June 28, 2018, and we recorded revenues of RMB4,951.2 million (US$720.1 million) for the year ended December 31, 2018, which mainly consisted of revenues from the sales of our vehicles, revenue from a number of embedded products and services offered together with the sale of vehicles, revenues from our services including charging solutions such as our energy package and one-off usage of our Power Express services, as well as revenues from monthly fees, excluding those fees for statutory and third-party liability insurance and vehicle damage insurance paid directly to third-party insurers, under our service package.

The ES8 is manufactured in partnership with JAC at its Hefei manufacturing plant. Pursuant to our arrangement with JAC, given JAC’s significant investment in this plant for the manufacturing of our vehicles, we have agreed to compensate JAC to the extent the Hefei manufacturing plant incurs any operating losses for the first 36 months after the plant commences mass production, which occurred on April 10, 2018. We expect that the Hefei manufacturing plant’s ability to achieve and/or maintain profitability will be significantly affected by our sales volumes. If we are obligated to compensate JAC for any losses, our cash flows and financial position could be materially impacted, particularly if such losses are incurred as a result of lower than anticipated sales volumes. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Manufacturing in collaboration with partners is subject to risks.”

Key Line Items Affecting Our Results of Operations

Revenues

The following table presents our revenue components by amount and as a percentage of the total revenues for the years indicated.

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Revenues:
Vehicle sales	-	-	4,852,470	705,762
Other sales	-	-	98,701	14,355
Total revenues	-	-	4,951,171	720,117

We began generating revenues in June 2018, when we began making deliveries and sales of the ES8. We currently generate revenues from (i) vehicle sales, which represent revenues from sales of the ES8, and (ii) other sales, which mainly consist of revenues from sales of our energy package and service package, and a number of embedded products and services offered together with vehicle sales. Embedded products and services include charging piles, vehicle internet connection service and extended lifetime warranty. Revenue from sales of the ES8 and charging piles are recognized when the vehicles are delivered and charging piles are installed. For vehicle internet connection services, we recognize revenue using a straight-line method. As for the extended lifetime warranty, given our limited operating history and lack of historical data, we recognize revenue over time based on a straight-line method initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available with more data. Revenues for our energy package or service package are recognized over time on a monthly basis as our customers receive and consume the benefits of the related package.

In December 2018, we launched our second volume manufactured electric vehicle, the ES6. Users can pre-order the ES6 through the NIO App and we expect to generate revenues from sales of the ES6 as soon as we begin making deliveries of the ES6 expected in June 2019.

Cost of Sales

The following table presents our cost of sales components by amount and as a percentage of our total cost of sales for the years indicated.

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Cost of Sales:
Vehicle sales	-	-	(4,930,135)	(717,058)
Other sales	-	-	(276,912)	(40,275)
Total cost of sales	-	-	(5,207,047)	(757,333)

We incur cost of sales in relation to (i) vehicle sales, including, among others, purchases of raw materials and manufacturing expenses, and (ii) other sales, including cost of sales relating to our energy package and service package, the installation of charging piles and directly related staff costs. Cost of sales with respect to vehicle sales also includes compensation to JAC for actual losses incurred at the Hefei manufacturing plant where the ES8 is manufactured.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of (i) design and development expenses, which include, among others, consultation fees, outsourcing fees and expenses of testing materials and (ii) employee compensation, representing salaries, benefits and bonuses as well as share-based compensation expenses for our research and development staff. Our research and development expenses also include travel expenses, depreciation and amortization of equipment used in relation to our research and development activities, rental and related expenses with respect to laboratories and offices for research and development teams and others, which primarily consists of telecommunication expenses, office fees and freight charges.

Our research and development expenses are mainly driven by the number of our research and development employees, the stage and scale of our vehicle development and development of technology.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses include (i) employee compensation, including salaries, benefits and bonuses as well as share-based compensation expenses with respect to our employees other than research and development staff, (ii) marketing and promotional expenses, which primarily consist of marketing and advertising costs, sponsorship fees and racing costs related to our Formula E team, (iii) rental and related expenses, which primarily consist of rental for NIO Houses and offices, (iv) professional service expenses, which consist of outsourcing fees primarily relating to human resources and IT functions, design fees paid for NIO Houses and fees paid to auditors and legal counsel, (v) depreciation and amortization expenses, primarily consisting of depreciation and amortization of leasehold improvements, IT equipment and software, among others, (vi) expenses of low value consumables, primarily consisting of, among others, IT consumables, office supplies, sample fees and IT-system related licenses, (vii) traveling expenses, and (viii) other expenses, which includes telecommunication expenses, utilities and other miscellaneous expenses.

Our selling, general and administrative expenses are significantly affected by the number of our non-research and development employees, marketing and promotion activities and the expansion of our sales and after-sales network, including NIO Houses and other leased properties.

Interest Income

Interest income primarily consists of interest earned on cash deposits in banks. In 2016, interest income also consisted of late payment penalties which we recorded as interest income related to a preferred shareholder having delayed its investment payment which was due in 2016.

Interest Expense

Interest expense consists of interest expense with respect to our indebtedness.

Share of losses of Equity Investees

Share of losses of equity investees primarily consists of our share of the losses net of shares of gains of Suzhou Zenlead XPT New Energy Technologies Co., Ltd., GAC JV, Changan NIO Renewable Automobile Co., Ltd., Hainan Weilai Xiqi Renewable Automobile Technology Co., Ltd., Kunshan Siwopu Intelligent Equipment Co., Ltd., and Nanjing Weibang Transmission Technology Co., Ltd., in which, as of December 31, 2018, we held a 22.5% to 51.0% equity interest. Our equity interest is accounted for using the equity method since we exercise significant influence but do not own a majority equity interest in or control those investees.

Investment Income

Investment income primarily consists of gains on trading in short-term investment securities, primarily consisting of structured bank deposits.

Other Income/(Loss), Net

Other losses and income primarily consist of gains or losses we incur based on movements between the U.S. dollar and the Renminbi. We have historically held a significant portion of our cash and cash equivalents in U.S. dollars, while we have incurred a significant portion of our expenses in RMB. Other income also includes (i) income we received with respect to one-off design and research and development services we provided to certain parties and (ii) government grants.

Income Tax Expense

Income tax expense primarily consists of current income tax expense, mainly attributable to intra-group income earned by our German, UK and Hong Kong subsidiaries which are eliminated upon consolidation but were subject to tax in accordance with applicable tax law.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax of gift tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands.

PRC

Generally, our PRC subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Our products and services are primarily subject to value-added tax at a rate of 16% on the vehicles and charging piles, repair and maintenance services and charging services as well as 6% on services such as research and development services, in each case less any deductible value-added tax we have already paid or born. We are also subject to surcharges on value-added tax payments in accordance with PRC law.

Dividends paid by our PRC subsidiaries in China to our Hong Kong subsidiaries will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Double Taxation Avoidance Arrangement and receives approval from the relevant tax authority. If our Hong Kong subsidiaries satisfy all the requirements under the tax arrangement and receive approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiaries would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above-mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority.

If NIO Inc. or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Under the PRC Enterprise Income Tax Law, research and development expenses incurred by an enterprise in the course of carrying out research and development activities that have not formed intangible assets and are included in the profit and loss account for the current year. Besides deducting the actual amount of research and development expenses incurred, an enterprise is allowed an additional 75% deduction of the amount in calculating its taxable income for the relevant year. For research and development expenses that have formed intangible assets, the tax amortization is based on 175% of the costs of the intangible assets.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. Significant accounting policies followed by us in the preparation of the accompanying consolidated financial statements are summarized below:

Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if our performance:

•	provides all of the benefits received and consumed simultaneously by the customer;

•	creates and enhances an asset that the customer controls as we perform; or

•	does not create an asset with an alternative use to us and we have an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, we allocate revenue to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, we present the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between our performance and the customer’s payment.

A contract asset is our right to consideration in exchange for goods and services that we have transferred to a customer. A receivable is recorded when we have an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or we have a right to an amount of consideration that is unconditional, before we transfer a good or service to the customer, we present the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is our obligation to transfer goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer. Our contract liabilities primarily resulted from the multiple performance obligations identified in the vehicle sales contract and the sales of energy and service packages, which are recorded as deferred revenue and advance from customers.

Vehicle sales

We generate revenue from sales of electric vehicles, currently the ES8, together with a number of embedded products and services through a series of contracts. We identify the users who purchase the ES8 as our customers. There are multiple distinct performance obligations explicitly stated in a series of contracts, including sales of the ES8, charging piles, vehicle internet connection services and extended lifetime warranty which are accounted for in accordance with Accounting Standards Codification (“ASC”) 606, Revenue From Contracts With Customers, or ASC 606. The standard warranty provided by us is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when we transfer the control of ES8 to a user.

Customers only pay the amount after deducting the government subsidies to which they are entitled for the purchase of electric vehicles, which is applied on their behalf and collected by us or JAC, from the government. We have concluded that government subsidies should be considered as a part of the transaction price we charge a customer for the electric vehicle, as the subsidy is granted to the buyer of the electric vehicle and the buyer remains liable for such amount in the event the subsidies were not received by us. For efficiency reason, we or JAC applies and collects the payments on a customer’s behalf. In the instance that some eligible customer installment payment for battery, we believe such arrangement contains a significant financing component and as a result adjust the amount considering the impact of time value on the transaction price using an appropriate discount rate (i.e., the interest rates of the loan reflecting the credit risk of the borrower). The long-term receivable of installment payment for battery was recognized as non-current assets. The difference between the gross receivable and the present value is recorded as unrealized finance income. Interest income resulting from a significant financing component will be presented separately from revenue from contracts with customers as this is not considered to be our ordinary business.

We use a cost plus margin approach to determine the estimated standalone selling price for each individual distinct performance obligation identified, considering our pricing policies and practices, and the data utilized in making pricing decisions. The overall contract price is then allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The revenue for sales of the ES8 and charging piles are recognized at a point in time when the control of the product is transferred to the customer. For the vehicle internet connection service, we recognize the revenue using a straight-line method. As for the extended lifetime warranty, given our limited operating history and lack of historical data, we decide to recognize the revenue over time based on a straight-line method initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available with more data.

As the consideration for the vehicle and all embedded services must be paid in advance, which means the payments received are prior to the transfer of goods or services by us, we record a contract liability (deferred revenue) for the allocated amount regarding those unperformed obligations.

Sales of Energy and Service Packages

We also sell our users two packages, Energy Package and Service Package. The Energy Package provides ES8 users with a comprehensive range of charging solutions (including charging and battery swapping). The energy service is applied by users on our mobile application depending on their needs. We can decide the most appropriate service to offer according to its available resource. Through the Service Package, we offer ES8 users with a “worry free” vehicle ownership experience (including free repair service with certain limitations, routine maintenance service, enhanced data package, etc.), which can be applied by our users via our mobile application.

We identify the users who purchase Energy Package and Service Package to meet the definition of a customer. The agreements for Energy Package and Service Package create legal enforceability to both parties on a monthly basis as the respective Energy or Service Packages can be canceled at any time without any penalty. We conclude the energy or service provided in Energy Package or Service Package respectively meets the stand-ready criteria and contains only one performance obligation within each package, the revenue is recognized overtime on a monthly basis as customer simultaneously receives and consumes the benefits provided and the term of legally enforceable contract is only one month.

Incentives

We offer a self-managed customer loyalty program points, which can be used in our online store and at NIO Houses to redeem NIO merchandise. We determine the value of each point based on cost of the NIO merchandise that can be redeemed with points. Customers and NIO fans and advocates have a variety of ways to obtain the points. The major accounting policy for its points program is described as follows:

(1)       Sales of ES8s

We conclude the points offered linked to the purchase transactions of the ES8s are a material right and accordingly a separate performance obligation according to ASC 606, and should be taken into consideration when allocating the transaction price of the ES8 sales. We also estimate the probability of points redemption when performing the allocation. Since historical information does not yet exist for us to determine any potential points forfeitures and the fact that most merchandise can be redeemed without requiring a significant amount of points compared with the amount of points provided to users, we believe it is reasonable to assume all points will be redeemed and no forfeiture is estimated currently. The amount allocated to the points as a separate performance obligation is recorded as a contract liability (deferred revenue) and revenue should be recognized when future goods or services are transferred. We will continue to monitor when and if forfeiture rate data becomes available and will apply and update the estimated forfeiture rate at each reporting period.

(2)       Sales of Energy Packages

Energy Package—When the customers charge their ES8 without using our charging network, we grant points based on the actual cost the customers incur. We record the value of the points as a reduction of revenue from the Energy Package. Since historical information does not yet exist for us to determine any potential points forfeiture and most merchandise can be redeemed without requiring a significant amount of points compared with the amount of points provided to our users, we have used an estimated forfeiture rate of zero.

(3)       Other scenarios

Customers or users of our mobile application can also obtain points through any other ways, such as frequent sign-ins to our mobile application and sharing articles from our mobile application to users’ own social media. We believe these points are to encourage user engagement and generate market awareness. As a result, we account for such points as selling and marketing expenses with a corresponding liability recorded under other current liabilities of our consolidated balance sheets upon the points offering. We estimate liabilities under the customer loyalty program based on cost of the merchandise that can be redeemed, and our estimate of probability of redemption. At the time of redemption, we record a reduction of inventory and other current liabilities. In certain cases where merchandise is sold for cash in addition to points, we record other revenue.

Similar to the reasons above, we do not expect points forfeiture and continue to assess when and if a forfeiture rate should be applied.

Practical expedients and exemptions

We follow guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and have concluded that lifetime roadside assistance and out-of-town charging services are not performance obligations considering these two services are value-added services to enhance user experience rather than critical items for ES8 driving and we have forecasted that usage of these two services will be very limited. We also perform an estimation on the stand-alone fair value of each promise, applying a cost plus margin approach and conclude that the standalone fair value of roadside assistance and out-of-town charging services are insignificant individually and in aggregate, representing less than 1% of the ES8’s gross selling price and aggregate fair value of each individual promise.

Considering the qualitative assessment and the result of the quantitative estimate, we have concluded not to assess whether promises are performance obligations if they are immaterial in the context of the contract and the relative standalone fair value individually and in aggregate is less than 3% of the contract price, namely the road-side assistance and out-of-town charging services. Related costs are then accrued instead.

Cost of sales

Vehicle

Cost of vehicle revenue includes direct parts, materials, processing fee, loss compensation to JAC, labor costs, manufacturing overhead (including depreciation of assets associated with the production) and reserves for estimated warranty expenses. Cost of vehicle revenue also includes adjustments to warranty expense and charges to write down the carrying value of the inventory when it exceeds its estimated net realizable value and to provide for on-hand inventory that is either obsolete or in excess of forecasted demand.

Service and other

Cost of service and other revenue includes direct parts, material, labor costs, vehicle internet connectivity costs, and depreciation of assets that are associated with sales of energy and service packages.

Share-based compensation

We grant restricted share units, or RSUs, and share options to eligible employees and non-employee consultants and account for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation and ASC 505-50, Equity-Based Payments to Non-Employees.

Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at the grant date if no vesting conditions are required; (b) for share options or restricted shares granted with only service conditions, using the straight-line vesting method, net of estimated forfeitures, over the vesting period; (c) for share options granted with service conditions and the occurrence of an initial public offering as a performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the initial public offering, using the graded vesting method (this performance condition was met upon completion of our initial public offering on September 12, 2018 and the associated share-based compensation expense for awards vested as of that date were recognized); or (d) for share options where the underlying share is liability within the scope of ASC 480, using the graded vesting method, net of estimated forfeitures, over the vesting period, and re-measuring the fair value of the award at each reporting period end until the award is settled.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Share-based compensation expenses for share options and restricted shares granted to non-employees are measured at fair value at the earlier of the performance commitment date or the date service is completed, and recognized over the period during which the service is provided. We apply the guidance in ASC 505-50 to measure share options and restricted shares granted to non-employees based on the then-current fair value at each reporting date.

The fair value of the restricted shares were assessed using the income approaches / market approaches, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment required complex and subjective judgments regarding our projected financial and operating results, our unique business risks, the liquidity of our ordinary shares and our operating history and prospects at the time the grants were made. In addition, the binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of these awards was determined taking into account independent valuation advice.

The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by us for accounting purposes.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting options and record share-based compensation expenses only for those awards that are expected to vest.

Earnings/(Loss) per share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to holders of ordinary shares, considering the accretions to redemption value of the preferred shares, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, unvested restricted shares, RSUs and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, our chief operating decision maker (“CODM”) has been identified as our Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the company. As a whole and hence, we have one reportable segment. We do not distinguish between markets or segments for the purpose of internal reporting. As our long-lived assets are substantially located in the PRC, no geographical segments are presented.

Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. We account for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

We record liabilities related to uncertain tax positions when, despite our belief that our tax return positions are supportable, we believe that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. We did not recognize uncertain tax positions as of December 31, 2017 and 2018.

Recently issued accounting pronouncements

For a summary of recently issued accounting pronouncements, see Note 3 to the consolidated financial statements of NIO Inc. and its subsidiaries pursuant to Item 17 of Part III of this annual report.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any year are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Revenues: (1)
Vehicle sales	—	—	4,852,470	705,762
Other sales	—	—	98,701	14,355
Total revenues	—	—	4,951,171	720,117
Cost of sales:(2)
Vehicle sales	—	—	(4,930,135)	(717,058)
Other sales	—	—	(276,912)	(40,275)
Total cost of sales	—	—	(5,207,047)	(757,333)
Gross loss	—	—	(255,876)	(37,216)
Operating expenses:(2)
Research and development(2)	(1,465,353)	(2,602,889)	(3,997,942)	(581,477)
Selling, general and administrative(2)	(1,137,187)	(2,350,707)	(5,341,790)	(776,931)
Total operating expenses	(2,602,540)	(4,953,596)	(9,339,732)	(1,358,408)
Loss from operations	(2,602,540)	(4,953,596)	(9,595,608)	(1,395,624)
Interest income	27,556	18,970	133,384	19,400
Interest expenses	(55)	(18,084)	(123,643)	(17,983)
Share of losses of equity investee	-	(5,375)	(9,722)	(1,414)
Investment income	2,670	3,498	—	—
Other income/(loss), net	3,429	(58,681)	(21,346)	(3,105)
Loss before income tax expenses	(2,568,940)	(5,013,268)	(9,616,935)	(1,398,726)
Income tax expense	(4,314)	(7,906)	(22,044)	(3,206)
Net loss	(2,573,254)	(5,021,174)	(9,638,979)	(1,401,932)

(1)	We began generating revenues in June 2018, when we began making deliveries and sales of the ES8. We currently generate revenues from vehicle sales and other sales.

(2)	Share-based compensation was allocated in cost of sales and operating expenses as follows:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)

Cost of Sales	—	—	9,289	1,351
Research and development expenses	14,484	23,210	109,124	15,871
Selling, general and administrative expenses	62,200	67,086	561,055	81,603
Total	76,684	90,296	679,468	98,825

Years Ended December 31, 2018 and 2017

Revenues

We recorded revenues of RMB4,951.2 million (US$720.1 million) for vehicle sales and other sales in 2018, as we began making deliveries of our first volume manufactured electric vehicle, the ES8, on June 28, 2018 and delivered 11,348 vehicles by December 31, 2018. We did not record any revenues in 2017.

Cost of sales

We recorded cost of sales of RMB5,207.0 million (US$757.3 million) in 2018. Our cost of sales mainly consists of (i) direct parts, materials and manufacturing overhead (including depreciation of assets associated with the production) of RMB4,527.5 million; (ii) processing fee and compensation to JAC for its operating losses incurred during the same period in the amount of RMB222.9 million; and (iii) labor costs that are associated with sales of energy and service packages of RMB102.6 million. We did not record any cost of sales in 2017.

Research and Development Expenses

Research and development expenses increased by 53.6% from RMB2,602.9 million in 2017 to RMB3,997.9 million (US$581.5 million) in 2018, primarily due to a 84.2% increase in employee compensation, which increased from RMB1,004.8 million in 2017 to RMB1,850.9 million (US$269.2 million) in 2018, primarily due to (i) an increase in share-based compensation expenses recognized related to the stock options granted to certain of our non-US employees after our initial public offering and (ii) an increase in the number of our research and development employees (including employees of our product and software development teams) by approximately 75% from 2017 to 2018.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 127.2% from RMB2,350.7 million in 2017 to RMB5,341.8 million (US$776.9 million), primarily due to, (i) a 142.6% increase in employee compensation with respect to our non-research and development employees, which increased from RMB929.9 million in 2017 to RMB2,256.5 million (US$328.2 million) in 2018, primarily due to (x) an increase in the number of non-research and development employees by approximately 210% from 2017 to 2018, in line with the expansion of our business and (y) an increase in share-based compensation expenses recognized related to the stock options granted to certain of our non-US employees after our initial public offering; (ii) a 121.3% increase in marketing and promotional expenses, which increased from RMB523.5 million in 2017 to RMB1,158.5 million (US$168.5 million) in 2018, as we increased our marketing and advertising expenses for the ES8 in 2018 and incurred expenses relating to (x) an auto exhibition in Beijing in May 2018 and (y) a number of nationwide test-drive activities for customers in 2018, (iii) a 108.3% increase in rental and related expenses, which increased from RMB216.1 million in 2017 to RMB450.1 million (US$65.5 million) in 2018, as we continued to expand our network of NIO Houses and rented additional office space and (iv) a 142.3% increase in professional services expenses, which increased from RMB238.7 million in 2017 to RMB578.5 million (US$84.1 million) in 2018, as we incurred more (x) outsourcing fees primarily related to human resources and IT functions that support business expansion, (y) design fees paid in connection with our NIO Houses and (z) auditor fees and legal fees.

Loss from Operations

As a result of the foregoing, we incurred a loss from operations of RMB9,595.6 million (US$1,395.6 million) in 2018, as compared to a loss of RMB4,953.6 million in 2017.

Interest Income

In 2018, we recorded interest income of RMB133.4 million (US$19.4 million) as compared to RMB19.0 million in 2017, primarily due to the interest income received on higher cash balances deposited with banks in 2018.

Interest Expense

In 2018, we recorded interest expense of RMB123.6 million (US$18.0 million), as compared to interest expense of RMB18.1 million in 2017, primarily due to an increase in our indebtedness in 2018.

Share of Losses of Equity Investees

We recorded share of losses of equity investees of RMB9.7 million (US$1.4 million) in 2018, as compared with share of losses of equity investee of RMB5.4 million in 2017, primarily because most of our equity investees were loss-making start-up companies.

Investment Income

We recorded investment income RMB3.5 million in 2017, as compared to nil in 2018, we did not record any investment income, as we invested in certain short-term wealth management products in 2017 and recorded investment income generated therefrom.

Other Loss, Net

We recorded other losses of RMB21.3 million (US$3.1 million) in 2018, as compared to other loss of RMB58.7 million in 2017, primarily due to the depreciation of RMB against the U.S. dollar in 2018. In 2018, we held a significant portion of our cash and cash equivalents in U.S. dollars, while we incurred a significant portion of our expenses in RMB.

Income Tax Expense

In 2018, our income tax expense was RMB22.0 million (US$3.2 million), an increase of 178.8% from RMB7.9 million in 2017. It represented income taxes paid and accrued with respect to transfer pricing compensation for our operations in Germany, UK and Hong Kong.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB9,639.0 million (US$1,401.9 million) in 2018, as compared to a net loss of RMB5,021.2 million in 2017.

Years Ended December 31, 2017 and 2016

Research and Development Expenses

Research and development expenses increased by 77.6% from RMB1,465.4 million in 2016 to RMB2,602.9 million in 2017, primarily due to (i) a 53.4% increase in design and development expenses, which increased from RMB948.8 million in 2016 to RMB1,455.3 million in 2017, as we engaged in trial production of the ES8 and advanced the development of the ES6 and (ii) a 122.7% increase in employee compensation, which increased from RMB451.3 million in 2016 to RMB1,004.8 million in 2017, as the number of our research and development employees increased by approximately 90.0% from December 31, 2016 to December 31, 2017.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 106.7% from RMB1,137.2 million in 2016 to RMB2,350.7 million in 2017, due to, among others, (i) a 96.5% increase in employee compensation with respect to our non-research and development employees, which increased from RMB473.3 million in 2016 to RMB929.9 million in 2017, primarily resulting from the increase in the number of our non-research and development employees by approximately 90.0% from December 31, 2016 to December 31, 2017, in line with the expansion of our business, (ii) an 118.6% increase in marketing and promotional expenses, which increased from RMB239.5 million in 2016 to RMB523.5 million in 2017 as marketing and promotional activities increased, with our preparation for the launch of our first volume manufactured vehicle, the ES8, (iii) a 136.2% increase in rental and related expenses, which increased from RMB91.5 million in 2016 to RMB216.1 million in 2017, as we began to establish our network of NIO Houses and rented additional facilities in relation to our charging network and office space and (iv) increased depreciation and amortization expenses, resulting from our increased depreciable assets, including leasehold improvements, IT equipment and software, among others, as our business expanded. The increase was also due to increased low value consumable expenses, travel expenses and other expenses.

Loss from Operations

As a result of the foregoing, we incurred a loss from operations of RMB4,953.6 million in 2017, as compared to a loss of RMB2,602.5 million in 2016.

Interest Income

In 2017, we recorded interest income of RMB19.0 million as compared to RMB27.6 million in 2016, primarily due to a preferred shareholder having delayed its investment payment due in 2016, which resulted in penalties which we recorded as interest income in 2016.

Interest Expense

In 2017, we recorded interest expense of RMB18.1 million, as compared to interest expense of RMB55,000 in 2016, primarily due to the increase in our indebtedness in 2017.

Share of Losses of Equity Investee

We recorded share of losses of equity investee of RMB5.4 million in 2017, consisting of our share of the losses of Suzhou Zenlead XPT New Energy Technologies Co., Ltd. We did not record any share of losses of equity investee in 2016.

Investment Income

In 2017, we recorded investment income of RMB3.5 million as compared to RMB2.7 million in 2016, primarily due to a larger size of investment in 2017 as compared to 2016.

Other Income/(Loss), Net

We recorded other losses of RMB58.7 million in 2017, as compared to other income of RMB3.4 million in 2016, primarily due to the appreciation of the RMB against the U.S. dollar. In 2017, we held a significant portion of our cash and cash equivalents in U.S. dollars, while a significant portion of our expenses were incurred in RMB.

Income Tax Expense

In 2017, our income tax expense was RMB7.9 million, an increase of 83.7% from RMB4.3 million in 2016, primarily due to income taxes paid with respect to transfer pricing compensation to our operations in Germany.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB5,021.2 million in 2017, as compared to a net loss of RMB2,573.3 million in 2016.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

We had net cash used in operating activities of RMB2,201.6 million, RMB4,574.7 million and RMB7,911.8 million (US$1,150.7 million) in 2016, 2017 and 2018, respectively. Our principal sources of liquidity have been proceeds from issuances of equity securities in our initial public offering and private placements, our notes offering, and our bank facilities.

As of December 31, 2018, we had a total of RMB3,224.4 million (US$469.0 million) in cash and cash equivalents and restricted cash. As of December 31, 2018, 63.6% of our cash and cash equivalents and restricted were denominated in Renminbi and held in the PRC, and the other cash and cash equivalents and restricted cash were mainly denominated in U.S. dollars or Hong Kong dollars and held in the United States or Hong Kong. Our cash and cash equivalents consist primarily of cash on hand, time deposits and highly-liquid investments placed with banks, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

As of December 31, 2018, the total size of our bank facilities was RMB6,835.0 million (US$994.1 million), of which RMB1,330.4 million (US$193.5 million), RMB69.4 million (US$10.1 million) and RMB116.0 million (US$16.9 million) were utilized for borrowing, letters of credit and bankers’ acceptance, respectively.

We believe that our current cash and cash equivalents, short-term investment, available banking facilities, anticipated cash receipts from sales of vehicles and provision of services and proceeds from third-party equity investments in certain of our subsidiaries, will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments or operations through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

The following table sets forth a summary of our cash flows for the years indicated.

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Summary of Consolidated Cash Flow Data:
Net cash used in operating activities	(2,201,564)	(4,574,719)	(7,911,768)	(1,150,719)
Net cash provided by/(used in) investing activities	117,843	(1,190,273)	(7,940,843)	(1,154,949)
Net cash provided by financing activities	2,292,704	12,867,334	11,603,092	1,687,601
Effects of exchange rate changes on, cash equivalents and restricted cash	40,539	(168,120)	(56,947)	(8,283)
Net increase/(decrease) in cash, cash equivalents and restricted cash	249,522	6,934,222	(4,306,466)	(626,350)
Cash, cash equivalents and restricted cash at beginning of the year	347,109	596,631	7,530,853	1,095,317
Cash, cash equivalents and restricted cash at end of the year	596,631	7,530,853	3,224,387	468,967

Operating Activities

Net cash used in operating activities was RMB7,911.8 million (US$1,150.7 million) in 2018, primarily attributable to a net loss of RMB9,639.0 million (US$1,401.9 million), adjusted for (i) non-cash items of RMB1,221.6 million (US$177.7 million), which primarily consisted of share-based compensation expenses of RMB679.5 million (US$98.8 million) and depreciation and amortization of RMB474.2 million (US$69.0 million) and (ii) a net decrease in operating assets and liabilities of RMB505.6 million (US$73.5 million), which was primarily attributable to an increase in trade payables of RMB2,827.1 million (US$411.2 million) consisting primarily of accounts payable relating to the purchase of inventory; an increase in accruals and other liabilities of RMB1,348.6 million (US$196.1 million), consisting primarily of research and development services, advance payments from ES8 customers, salary and benefits payable and accounts payable in connection with marketing events; and an increase in other non-current liabilities of RMB291.1 million (US$42.3 million) consisting primarily of rental payables, partially offset by, among others, an increase in inventory of RMB1,375.9 million (US$200.1 million) primarily related to purchase of raw materials, works in progress and finished goods; an increase in prepayments and other current assets of RMB811.1 million (US$118.0 million) consisting primarily of deductible value-added tax and prepaid expenses; an increase in trade receivables of RMB756.5 million (US$110.0 million) primarily consisting of an increase in the government subsidies relating to our vehicle sales and an increase in long-term receivables of RMB574.7 million (US$83.6 million) primarily resulting from battery payment installment arrangement with customers, and an increase in other non-current assets of RMB658.0 million (US$95.7 million).

Net cash used in operating activities was RMB4,574.7 million (US$665.4 million) in 2017, primarily attributable to a net loss of RMB5,021.2 million (US$730.3 million), adjusted for (i) non-cash items of RMB315.7 million (US$46.0 million), which primarily consisted of depreciation and amortization of RMB167.9 million (US$24.4 million), foreign exchange losses of RMB49.5 million (US$7.2 million) and share-based compensation expenses of RMB90.3 million (US$13.1 million) and (ii) a net decrease in operating assets and liabilities of RMB130.7 million (US$19.0 million), which was primarily attributable to an increase in accruals and other liabilities of RMB603.4 million (US$87.8 million), consisting primarily of payables for research and development expenses, accrued expenses and salaries and benefits payables, and an increase in other non-current liabilities of RMB78.6 million (US$11.4 million), consisting primarily of rental payables and deferred government grants, offset partially by, among others, an increase in prepayment and other current assets of RMB404.8 million (US$58.9 million), which primarily related to deductible value-added tax, prepaid expenses and deposits; an increase in inventories of RMB89.5 million (US$13.0 million), primarily related to purchases of raw materials, works in progress and finished goods, as we began trial production of the ES8; and an increase in other non-current assets of RMB66.7 million (US$9.7 million).

Net cash used in operating activities was RMB2,201.6 million in 2016, primarily attributable to a net loss of RMB2,573.3 million, adjusted for (i) non-cash items of RMB114.8 million, which primarily consisted of depreciation and amortization of RMB46.1 million and share-based compensation expenses of RMB76.7 million and (ii) a net decrease in operating assets and liabilities of RMB256.9 million, which was primarily attributable to an increase in accruals and other liabilities of RMB410.1 million, consisting primarily of payables for research and development expenses, accrued expenses and salaries and benefits payables, and an increase in other non-current liabilities of RMB61.2 million, consisting primarily of deferred rent and deferred government grants, offset partially by, among others, an increase in prepayment and other current assets of RMB209.8 million, primarily related to deductible value-added taxes and an increase in other non-current assets.

Investing Activities

Net cash used in investing activities was RMB7,940.8 million (US$1,154.9 million) in 2018, primarily attributable to (i) purchases of short-term investments of RMB8,090.7 million (US$1,176.7 million), (ii) purchases of property, plant and equipment and intangible assets of RMB2,644.0 million (US$384.5 million) and (iii) acquisition of equity investees of RMB110.9 million (US$16.1 million), partially offset by the proceeds from sale of short-term investments of RMB2,936.0 million (US$427.0 million).

Net cash used in investing activities was RMB1,190.3 million (US$173.1 million) in 2017, which was primarily attributable to (i) purchases of property, plant and equipment and intangible assets of RMB1,113.9 million (US$162.0 million), relating to the roll-out of our NIO House network and strengthening of research and development capabilities and (ii) purchases of held for trading securities of RMB1,337.4 million (US$194.5 million), consisting of certain short-term liquid investments, which were partially offset by proceeds from sales of securities held for trading of RMB1,340.9 million (US$195.0 million).

Net cash generated from investing activities was RMB117.8 million in 2016, which was primarily attributable to proceeds from sales of held for trading securities of RMB3,118.6 million, consisting of certain short-term liquid investments, partially offset by, among others, purchases of held for trading securities of RMB2,346.3 million and purchases of property, plant and equipment and intangible assets of RMB654.5 million, relating to the expansion of our research and development capabilities.

Financing Activities

Net cash provided by financing activities was RMB11,603.1 million (US$1,687.6 million) in 2018, primarily attributable to (i) the proceeds from the issuance of ordinary shares in our initial public offering of RMB7,531.0 million (US$1,095.3 million); (ii) the proceeds from the issuance of redeemable non-controlling interests of RMB1,265.9 million (US$184.1 million) in connection with the issuance by a wholly-owned subsidiary of us of redeemable preferred shares to certain third party strategic investors and (iii) the proceeds from bank borrowings of RMB2,668.5 million (US$388.1 million).

Net cash provided by financing activities was RMB12,867.3 million (US$1,871.5 million) in 2017, which was attributable to the net proceeds from the issuance of our series A, series B, series C, and series D preferred shares, with a sum of RMB12,226.5 million (US$1,778.3 million), and, to a lesser extent, the proceeds from borrowings of RMB633.7 million (US$92.2 million), and capital injections from non-controlling interests of RMB13.4 million (US$1.9 million).

Net cash provided by financing activities was RMB2,292.7 million in 2016, which was attributable to the net proceeds from the issuance of our series A and series B preferred shares of RMB2,263.6 million.

Capital Expenditures

We made capital expenditures of RMB654.5 million, RMB1,113.9 million and RMB2,644.0 million (US$384.5 million) in 2016, 2017 and 2018, respectively. In these periods, our capital expenditures were mainly used for the acquisition of property, plant and equipment and intangible assets which consisted primarily of mold and tooling, IT equipment, research and development equipment, leasehold improvements, consisting primarily of office space, NIO Houses and laboratory improvements as well as the roll-out of our power solutions. We currently estimate that our capital expenditures for the next three years, including for research and development and the expansion of our sales and service network, will be approximately US$1.7 billion, with approximately US$600 million incurred over the twelve months starting from January 2019. Through December 2018, we incurred capital expenditures of RMB180.4 million (US$26.3 million) in connection with the roll-out of our network of power solutions, including NIO Power Home, Power Express and other solutions. As of December 31, 2018, we had 28 swap stations covering expressway and 84 swap stations located in major cities. We also had 485 charging trucks serving our users. We expect that our level of capital expenditures will be significantly affected by user demand for our products and services. The fact that we have a limited operating history means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. To the extent the proceeds of the 2024 Notes and cash flows from our business activities are insufficient to fund future capital requirements, we may need to seek equity or debt financing. We will continue to make capital expenditures to support the expected growth of our business.

Borrowings

As of December 31, 2018, our total borrowings, including current borrowings and non-current borrowings, were RMB3,236.9 million (US$470.8 million), primarily consisting of bank loans of RMB1,330.4 million (US$193.5 million), bankers’ acceptance of RMB1,505.0 million (US$218.9 million) and loan from investors of RMB 401.4 million (US$58.4 million).

Holding Company Structure

NIO Inc. is a holding company with no material operations of its own. We conduct a portion of our operations through our PRC subsidiaries, and, to a lesser extent, our variable interest entities and their subsidiaries in China. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our variable interest entities and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds, staff bonuses and welfare funds at its discretion, and each of our variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. Our VIEs did not have any material assets or liabilities as of December 31, 2018. In the future we expect Beijing NIO to focus on value-added telecommunications services, including, without limitation, performing internet services, operating our website and our mobile application as well as holding certain related licenses.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technology—Worldwide Research and Development Footprint” and “—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment due by period
	Total	Less than 1 year	1-2 years	2-3 years	More than 3 years
	(in RMB thousands)
Capital commitments	1,603,581.6	1,476,988.2	111,447.9	13,860.6	1,284.9
Operating lease obligations	2,388,446.2	393,734.3	457,892.0	444,909.2	1,091,910.7
Short-term and long-term borrowings	3,236,863.9	2,068,852.0	237,602.0	422,517.5	507,892.4
Interest on borrowings	127,853.5	59,461.3	39,104.4	27,375.7	1,912.1
Total	7,356,745.2	3,999,035.8	846,046.3	908,663.0	1,603,000.1

Capital commitments are commitments in relation to the purchase of property and equipment including leasehold improvements. Operating lease obligations consist of leases in relation to certain offices and buildings, NIO Houses and other property for our sales and after-sales network.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2018.

G.	Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bin Li	44	Chairman and Chief Executive Officer
Lihong Qin	45	Director and President
Louis T. Hsieh	54	Chief Financial Officer
Hsien Tsong Cheng	60	Executive Vice President
Xin Zhou	48	Vice President
Dongning Wang	47	Vice President
Feng Shen	55	Vice President
Hai Wu	50	Independent Director
Denny Ting Bun Lee	51	Independent Director
James Gordon Mitchell	45	Director

Mr. Bin Li is our founder and has served as chairman of the board since our inception and our chief executive officer since January 2018. Mr. Li currently also serves as chairman of the board of directors at Bitauto Holdings Limited, a NYSE-listed automobile service company and a leading automobile service provider in China. In 2000, Mr. Li co-founded Beijing Bitauto E-Commerce Co., Ltd. and served as its director and president until 2006. In 2002, Mr. Li co-founded Beijing Creative & Interactive Digital Technology Co., Ltd. and has served as its chairman of the board of directors and chief executive officer since its inception. In addition, Mr. Li currently serves as vice-chairman of China Automobile Dealers Association, or CADA, and was recognized by CADA in 2008 as one of the top 10 most influential and distinguished people in China’s automobile dealer industry in the past 20 years. Mr. Li received his bachelor’s degree in sociology from Peking University where he minored in Law.

Mr. Lihong Qin is our co-founder and has served as our director and our president since our inception. Prior to joining us, Mr. Qin served as chief marketing officer and executive director at Longfor Properties Co., Ltd., a leading company involved in property development and investment in China, from 2008 to 2014. He also served as deputy general manager at Anhui Chery Automobile Sales and Service Company from 2005 to 2008, as senior consultant and project manager at Roland Berger Strategy Consultants from 2003 to 2005, and as assistant brand manager at the Marketing Department of Procter & Gamble (Guangzhou) Ltd. from 2001 to 2003. Mr. Qin received his bachelor’s degree and a master’s degree in law from Peking University in 1996 and 1999, respectively, and a master’s degree in public policy from Harvard University in 2001.

Mr. Louis T. Hsieh has served as our Chief Financial Officer since May 2017. Mr. Hsieh also serves as a non-executive director at New Oriental Education and Technology Group, or New Oriental, a NYSE-listed company providing private educational services in China. Mr. Hsieh joined New Oriental in 2005 and served as chief financial officer from 2005 to 2015, as President from 2008 to 2016, and director since 2007. He is also an independent director and chairman of the audit committee for each of JD.com, Inc., China’s largest direct sales internet company; YUM China Holdings, a NYSE-listed restaurant company operating KFC, Pizza Hut, Little Sheep Hot Pot, and Taco Bell in China; and from 2016 to 2017 at Nord Anglia Education, Inc., a NYSE-listed education company, which was taken private in July 2017. Prior to joining New Oriental, Mr. Hsieh held senior executive positions in private equity and investment banking with UBS Capital (Managing Director and Asia Tech/Media/Telecom head), JP Morgan (vice president) and Credit Suisse, and served as a corporate and securities law attorney at White & Case LLP. Mr. Hsieh received a bachelor’s degree in industrial engineering and engineering management from Stanford University, a master’s degree in business administration from the Harvard Business School, and a juris doctor degree from the University of California at Berkeley.

Mr. Hsien Tsong Cheng is our co-founder and has served as our executive vice president and as chief executive officer of XPT since July 2015. Prior to joining us, Mr. Cheng served as chairman and chief executive officer at Magneti Marelli China from January 2013 to July 2015. Mr. Cheng served as chairman of Fiat Automotive Finance Co., Ltd. and chairman and chief executive officer of FIAT (China) Business Co., Ltd. from June 2014 to July 2015. Prior to that, Mr. Cheng served as general manager of GAC Fiat Automobiles Co., Ltd. from July 2010 to March 2013. Prior to joining Fiat, Mr. Cheng was a 26-year veteran in Ford Motor Company and served as the vice president for Global Purchasing based in China from 1997 to 2006, overseeing Ford Motor’s regional supply chain and joint ventures sourcing for Changan Ford Motor Ltd., Jiangling Motor Ltd. and Ford Lioho Taiwan. Mr. Cheng received his bachelor’s degree in mechanical engineering from National Cheng Kung University in Taiwan in 1980.

Mr. Xin Zhou has served as our vice president since April 2015. Mr. Zhou served as executive director at Qoros Automotive Co., Ltd. from September 2009 to April 2015. Prior to that, he was the engagement manager of McKinsey & Co. from April 2007 to September 2009, and executive director of Lear Corp. from May 1998 to April 2007. Mr. Zhou received a bachelor’s degree in applied science from Fudan University in 1992 and a master’s degree in business administration from China Europe International Business School in 2008.

Mr. Dongning Wang has served as our vice president since September 2015. Prior to joining us, Mr. Wang served as the executive vice president and chief financial officer at Jaguar Land Rover Greater China. Prior to joining Jaguar Land Rover Greater China, he held various senior financial management positions in Daimler Chrysler U.S. headquarters and Asia Pacific region for a total of seven years. From 1995 to 1999, he served as a senior project manager at State Power Corporation of China. Mr. Wang received a bachelor’s degree in engineering mechanics from Tsinghua University in 1995 and a master’s degree in business administration from Wharton Business School in 2002.

Mr. Feng Shen has served as our vice president and chairman of quality management committee since December 2017. Mr. Shen worked in several senior executive management roles, such as president of Polestar China and global chief technology officer at Polestar, president at Volvo Cars China R&D Company, vice president of Volvo Cars Asia-Pacific Operation, and chairman at China-Sweden Traffic Safety Research Center from 2010 to 2017. Prior to that, Mr. Shen worked as a powertrain manager, Six-Sigma Master Black Belt and technical expert at Ford Motor Company from 1999 to 2010 in the United States and China. Mr. Shen received a bachelor’s degree in mathematics and mechanics and a master’s degree in applied mechanics from Fudan University in 1984 and 1987, respectively. He also received a doctoral degree in mechanical engineering from Auburn University in 1996.

Mr. Hai Wu has served as our director since July 2016. Mr. Wu has been a managing director of China at Temasek Holdings Advisors (Beijing) Co., Ltd. since May 2014. Mr. Wu has extensive experience in investments and management. Prior to joining Temasek Holdings, Mr. Wu was the chief executive officer at Ramaxel Technology (Shenzhen) Limited from April 2012 to February 2014 and a managing director at CITIC Private Equity Funds Management Co., Ltd. from March 2010 to May 2012. Mr. Wu served as the global director and managing partner of the Beijing Branch office of McKinsey & Company from August 1999 to February 2010. He also served as a non-executive director of COFCO Meat Holdings Limited from September 2015 to December 2017. He received a bachelor’s degree in physiology from Peking University, a master’s degree in business administration from the Johnson School of Management, University of Cornell and a doctoral degree in neuroscience and cell biology from Rutgers University.

Mr. Denny Ting Bun Lee has served as our director since September 2018. Mr. Lee serves as an independent non-executive director on the board of NetEase, Inc., a leading internet and online game service provider in China listed on the Nasdaq Global Select Market. He was the chief financial officer of NetEase, Inc. from 2002 to 2007. Prior to joining NetEase, Inc., Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee currently serves as an independent non-executive director and the chairman of the audit committees of the following four companies: (1) Jianpu Technology Inc., a company listed on the NYSE, (2) New Oriental Education & Technology Group Inc., a provider of private education services in China listed on the NYSE, (3) Concord Medical Services Holdings Limited, a leading specialty hospital management solution provider and operator in China listed on the NYSE, and (4) China Metal Resources Utilization Ltd., a company principally engaged in the manufacture and sales of copper and related products in China listed on the main board of THE Hong Kong Stock Exchange. Mr. Lee graduated from the Hong Kong Polytechnic University and is a member of the Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.

Mr. James Gordon Mitchell has served as our director commencing since September 2018. Currently, Mr. Mitchell serves as Senior Executive Vice President and Chief Strategy Officer of Tencent Holdings, where he has worked since July 2011. Mr. Mitchell has also served as the Chairman and non-executive director of the board of China Literature Limited since June 2017. He is also a non-executive director of certain other listed companies including TME Group Limited, a Chinese music entertainment company (stock code NYSE:TME); Yixin Group Limited, a Chinese automobile retail transaction platform company listed on the main board of Hong Kong Stock Exchange (stock code 2858) and Frontier Developments, a British video game development company listed on the London Stock Exchange (under the symbol AIM: FDEV), and a director of several unlisted companies. Prior to Tencent, Mr. Mitchell was a managing director at Goldman Sachs. He is a CFA® charterholder and received a degree from Oxford University.

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2018, we paid an aggregate of approximately US$2.8 million in cash to our directors and executive officers. For share incentive grants to our directors and executive officers, see “—Stock Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based.

Each executive officer has agreed to hold, both during and after the termination or expiry of the executive officer’s employment agreement, in strict confidence and not to use, except as required in the performance of the executive officer’s duties in connection with the executive officer’s employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of the executive officer’s employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in the executive officer’s capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, with any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Stock Incentive Plans

Our board of directors has approved and adopted share-based awards under three stock incentive plans, namely, the 2015 Stock Incentive Plan, or the 2015 Plan, the 2016 Stock Incentive Plan, or the 2016 Plan, the 2017 Stock Incentive Plan, or the 2017 Plan. The terms of the 2015 Plan, the 2016 Plan and the 2017 Plan are substantially similar. The purpose of those plans is to attract and retain the best available personnel, to provide additional incentives to our employees, directors and consultants and to promote the success of our business. Our board of directors believes that our long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability and qualifications, make important contributions to our business.

Under the 2015 Plan, the 2016 Plan and the 2017 Plan, the maximum numbers of Class A ordinary shares which may be issued pursuant to all awards are 46,264,378, 18,000,000 and 33,000,000, respectively. As of December 31, 2018, awards to purchase an aggregate amount of 91,074,140 Class A ordinary shares under our three stock incentive plans have been granted and are outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2015 Plan, the 2016 Plan and the 2017 Plan.

Types of Awards. Our stock incentive plans permit the awards of options, restricted shares, restricted share units, share appreciation rights, dividend equivalent right or other right or benefit under each plan.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors or officers will administer our stock incentive plans. The committee or the full board of directors, as applicable, will determine the grantees to receive awards, the type and number of awards to be granted to each grantee, and the terms and conditions of each award grant.

Award Agreement. Awards granted under our stock incentive plans are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend the award.

Eligibility. We may grant awards to our employees, consultants and directors.

Vesting Schedule. Except as approved by the plan administrator, options to be issued to the grantees under the stock incentive plans shall be subject to a minimum four (4) year vesting schedule calling for vesting no earlier than the following, counting from the applicable grant date or vesting commencement date (as determined by the plan administrator) with respect to the total issued options: the option representing 25% of the Class A ordinary shares under the option shall vest at the end of the first twelve (12) months commencing from the vesting commencement date, with remaining portions vesting in equal monthly installments over the next thirty-six (36) months.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, In the case of an option granted to an employee who, at the time the option is granted, owns (or, pursuant to Section 424(d) of the U.S. Code, is deemed to own) stock representing more than 10% of the total combined voting power of all classes of shares of us or our subsidiary or affiliate, the term of the option will not be longer than seven to ten years from the date of grant under the 2017 Plan, or five years from the date of grant under the 2015 Plan and the 2016 Plan.

Drag-Along Events. Except as provided in the applicable award agreement or sub-plan, in the event of a drag-along event specified under the stock incentive plans, the grantees who hold any Class A ordinary shares upon exercise of the award shall sell, transfer, convey or assign all of their shares pursuant to, and so as to give effect to, the drag-along event, and each of such grantees shall grant to the board of directors or a person authorized by the board of directors, a power of attorney to transfer, sell, convey and assign the grantee’s shares and to do and carry out all acts and to execute all documents that are necessary or advisable to complete the drag-along event.

Initial Public Offering. In the case of the initial public offering of our ADSs in September 2018, the grantees could enter into any agreements with any underwriter, coordinator, bankers or sponsor elected by us for the purpose of the offering, and each of such grantees would grant to the board of directors or a person authorized by the board of directors, a power of attorney to enter into any agreements with any underwriter, coordinator, bankers or sponsor elected by us and to do and carry out all the acts and to execute all the documents that are necessary or advisable to complete the offering.

Transfer Restrictions. Awards shall be transferable, subject to applicable laws, (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the grantee, to the extent and in the manner authorized by the plan administrator. Notwithstanding the foregoing, the grantee may designate one or more beneficiaries of the grantee’s award in the event of the grantee’s death on a beneficiary designation form provided by the plan administrator.

Termination and Amendment of the Plan. Unless terminated earlier or extended before expiration, each of our stock incentive plans has a term of ten years. The board of directors has the authority to terminate, amend or modify the stock incentive plans; provided, however, that no such amendment shall be made without the approval of our shareholders to the extent such approval is required by applicable laws or provisions of the stock incentive plans. However, without the prior written consent of the grantee, no such action may adversely affect any outstanding award previously granted pursuant to the stock incentive plan.

The following table summarizes, as of December 31, 2018, the awards granted under the 2015 Plan, the 2016 Plan and the 2017 Plan to several of our executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Class A Ordinary Shares Underlying Options and Restricted Share Units	Exercise Price (US$/Share**)	Date of Grant	Date of Expiration
Bin Li	15,000,000	2.55	March 1, 2018	February 28, 2028
Louis T. Hsieh	*	0.1-2.55	February 1, 2018	January 31, 2028
			February 28, 2018	February 27, 2028
		N/A	November 8, 2018
Lihong Qin	*	2.55	February 1, 2018	January 31, 2028
			February 28, 2018	February 27, 2028
Xin Zhou	*	2.55	February 1, 2018	January 31, 2028
			February 28, 2018	February 27, 2028
Dongning Wang	*	0.1-2.55	December 1, 2015	November 30, 2025
			February 1, 2018	January 31, 2028
			February 28, 2018	February 27, 2028
Ting Bun Denny Lee		N/A	September 12, 2018
Hsien Tsong Cheng	*	0.1-2.55	December 1, 2015	November 30, 2025
			February 28, 2018	February 27, 2028
Feng Shen	*	1.80-2.55	December 31, 2017	December 30, 2027
			February 1, 2018	January 31, 2028
Total	26,037,453

*	Less than one percent of our total outstanding shares.
**	Applicable to options only.

As of December 31, 2018, other employees as a group held awards of 441,513 restricted share units and awards of options to purchase 66,772,088 Class A ordinary shares of our company. The exercise prices of the options range from US$0.10 to US$6.74 per share.

2018 Share Incentive Plan

In August 2018, our board of directors approved the 2018 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2018 Share Incentive Plan, or the 2018 Plan, the maximum number of shares available for issuance shall be 23,000,000 ordinary shares, which should automatically increase each year by the number of shares representing 1.5% of the then total issued and outstanding share capital of our company as of the end of each preceding year. The 2018 Plan became effective as of January 1, 2019 with a term of five years.

As of February 28, 2019, no share incentive award has been granted under the 2018 Plan.

The following paragraphs describe the principal terms of the 2018 Plan.

Types of Awards. The 2018 Plan permits the awards of options, restricted shares or any other type of awards that the committee grants.

Plan Administration. Our board of directors or a committee of one or more members of our board of directors will administer the 2018 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2018 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to the employees, directors and consultants of our company. However, we may grant incentive share options only to our employees, parent and subsidiaries.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of an option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is five years from the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination and amendment of the 2018 Plan. Unless terminated earlier, the 2018 Plan has a term of five years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

C.	Board Practices

The board of directors of our company, or the board, consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is interested provided (a) such director has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of our company to borrow money, mortgage our company’s undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Denny Ting Bun Lee, Hai Wu and James Gordon Mitchell. Denny Ting Bun Lee is the chairman of our audit committee. We have determined that Denny Ting Bun Lee and Hai Wu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that Denny Ting Bun Lee qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Hai Wu, James Gordon Mitchell and Bin Li. Hai Wu is the chairman of our compensation committee. We have determined that Hai Wu satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting any compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Bin Li, Hai Wu and Denny Ting Bun Lee. Bin Li is the chairperson of our nominating and corporate governance committee. Hai Wu and Denny Ting Bun Lee satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•	advising the board periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty to act honestly, and a duty to act in good faith. The directors must act bona fide in what they consider to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to act with skills they actually possess and exercise the care and diligence that would be displayed by a reasonable director in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our directors owe their fiduciary duties to our company and not to our company’s individual shareholders, and it is our company which has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and other distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office (unless there is any written agreement between our Company and such director) and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board pursuant to our eleventh amended and restated memorandum and articles of association. The office of a director shall be vacated if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found to be or becomes of unsound mind.

D.	Employees

As of December 31, 2018, we had 9,834 full-time employees. The following table sets forth the numbers of our employees categorized by function and region as of December 31, 2018.

As of December 31, 2018
China:
User experience (sales and marketing and service)	4,308
Product and software development	2,667
Manufacturing	1,096
General administration	822
Northern California:
Product and software development	598
General administration	42
Munich:
Product and software development	165
General administration	33
United Kingdom:
Product and software development	81
General administration	22
Total number of employees	9,834

Our employees have set up a labor union in China according to the related Chinese labor law. However, no collective bargaining agreement has been put in place. To date we have not experienced any work stoppages, and we consider our relationship with our employees to be good.

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2019 with respect to:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 1,052,662,271 ordinary shares outstanding as of February 28, 2019, comprising of 772,132,049 Class A ordinary shares, 132,030,222 Class B ordinary shares and 148,500,000 Class C ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A ordinary shares beneficially owned	Class B ordinary shares beneficially owned	Class C ordinary shares beneficially owned	Total ordinary shares beneficially owned	% of beneficial ownership	% of aggregate voting power†
Directors and Executive Officers**:
Bin Li(1)	3,189,253	—	148,500,000	151,689,253	14.4	48.0
Lihong Qin(2)	10,538,699	—		10,538,699	1.0	0.4
Louis T. Hsieh(3)	*	—	—	*	*	*
Hsien Tsong Cheng	*	—	—	*	*	*
Xin Zhou	*	—	—	*	*	*
Feng Shen	*	—	—	*	*	*
Dongning Wang	*	—	—	*	*	*
Hai Wu(4)	—	—	—	—	—	—
Denny Ting Bun Lee	—	—	—	—	—	—
James Gordon Mitchell	—	—	—	—	—	—
All Directors and Executive Officers as a Group	21,215,704	—	148,500,000	169,715,704	16.1	48.6
Principal Shareholders:
Founder vehicles(5)	189,253	—	148,500,000	148,689,253	14.1	47.9
Tencent entities(6)	8,404,077	132,030,222	—	140,434,299	13.3	21.6
Baillie Gifford & Co(7)	102,215,194	—	—	102,215,194	9.7	4.1
Hillhouse entities(8)	65,368,424	—	—	65,368,424	6.2	2.6

*	Less than 1% of our total outstanding shares.

**	Except where otherwise disclosed in the footnotes below, the business address of all the directors and executive officers is Building 16, 20 and 22, No. 56 AnTuo Road, Anting Town, Jiading District, Shanghai 201804, People’s Republic of China.

†	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A, Class B and Class C ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share, each holder of our Class B ordinary shares is entitled to four votes per share and each holder of our Class C ordinary shares is entitled to eight votes per share on all matters submitted to them for a vote. Our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

(1)	Represents (i) 3,000,000 Class A ordinary shares issuable to Mr. Bin Li upon exercise of options within 60 days of the date of this annual report, (ii) 72,234,928 Class C ordinary shares held by Originalwish Limited, a British Virgin Islands company wholly owned by Mr. Bin Li, (iii) 26,454,325 Class C ordinary shares held by mobike Global Ltd., a British Virgin Islands company wholly owned by Mr. Bin Li, (iv) 189,253 Class A ordinary shares and 49,810,747 Class C ordinary shares held by NIO Users Limited, a holding company controlled by NIO Users Trust, which is under the control of Mr. Bin Li.

(2)	Represents (i) 38,700 Class A ordinary shares issuable to Mr. Lihong Qin upon exercise of options within 60 days of the date of this annual report and (ii) 10,499,999 Class A ordinary shares held by DX Mix Limited, a holding company controlled by DX One Trust, which is under the control of Mr. Lihong Qin. The business address of Mr. Lihong Qin is Room 1401, No. 82, 1980 Nong, Luoxiu Road, Minhang District, Shanghai, People’s Republic of China.

(3)	The business address of Mr. Louis T. Hsieh is Tower 2, 37-B, 1 Austin Road West, Kowloon, Hong Kong.

(4)	The business address of Mr. Hai Wu is Unit 06, 55F, Fortune Financial Center, No. 5 Dong San Huan Zhong Road, Chaoyang District, Beijing, People’s Republic of China.

(5)	Represents (i) 72,234,928 Class C ordinary shares held by Originalwish Limited, (ii) 26,454,325 Class C ordinary shares held by mobike Global Ltd., and (iii) 189,253 Class A ordinary shares and 49,810,747 Class C ordinary shares held by NIO Users Limited, which are collectively referred to in offering memorandum as Founder Vehicles. Each of Originalwish Limited and mobike Global Ltd. is a company incorporated in the British Virgin Islands and beneficially owned by Mr. Bin Li. NIO Users Limited is a holding company controlled by NIO Users Trust, which is under the control of Mr. Bin Li. The registered address of Originalwish Limited and mobike Global Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The registered address of NIO Users Limited is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(6)	Based on the statement on Schedule 13G filed on February 1, 2019 jointly by (i) Mount Putuo Investment Limited, (ii) Image Frame Investment (HK) Limited and (iii) Tencent Holdings Limited, pursuant to which Mount Putuo Investment Limited holds 40,905,125 Class B ordinary shares, Image Frame Investment (HK) Limited holds 87,388,807 Class B ordinary shares, TPP Follow-on I Holding D Limited, an entity controlled by Tencent Holdings Limited, holds 3,736,290 Class B ordinary shares, and Huang River Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited, holds 5,250,000 ADSs representing 5,250,000 Class A ordinary shares, and 3,154,077 ADSs representing 3,154,077 Class A ordinary shares, issuable upon the full conversion of the US$30 million 2024 Notes held by Huang River Investment Limited based on a conversion rate of 105.1359 ADSs per US$1,000 principal amount of the 2024 Notes. Mount Putuo Investment Limited, Image Frame Investment (HK) Limited, TPP Follow-on I Holding D Limited and Huang River Investment Limited are collectively referred to in this annual report as the Tencent entities. Mount Putuo Investment Limited is a company incorporated in the British Virgin Islands, Image Frame Investment (HK) Limited is a company incorporated in Hong Kong, and TPP Follow-on I Holding D Limited is a company incorporated in the Cayman Islands. The sole member of Image Frame Investment (HK) Limited is Tencent Holdings Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited. The registered address of Mount Putuo Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of Image Frame Investment (HK) Limited is 29/F.Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The registered address of TPP Follow-on I Holding D Limited is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(7)	Based on information provided by Baillie Gifford & Co., Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries own 5,137,398 Class A ordinary shares and 97,077,796 ADSs representing 97,077,796 Class A ordinary shares. The registered address of Baillie Gifford & Co. is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

(8)

Based on the information provided by Hillhouse Capital Management, Ltd., the 65,368,424 Class A ordinary shares are held by Hillhouse NEV Holdings Limited, HH RSV-X Holdings Limited and HH DYU Holdings Limited (collectively, the “Hillhouse entities”). Hillhouse NEV Holdings Limited is wholly owned by Hillhouse Fund II, L.P. Hillhouse Capital Management, Ltd. acts as the sole management company of Hillhouse Fund II, L.P.

To our knowledge, as of the date of this annual report, 600,000 of our Class A ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Our ordinary shares are divided into Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, holders of Class B ordinary shares are entitled to four votes per share, and holders of Class C ordinary shares are entitled to eight votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering in September 2018. Holders of our Class B ordinary shares and Class C ordinary shares may choose to convert their respective Class B ordinary shares and Class C ordinary shares into the same number of Class A ordinary shares at any time. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstance. See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a more detailed description of our Class A ordinary shares and Class B ordinary shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Our VIEs and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Shareholders Agreement and Registration Rights

We entered into a shareholders agreement and a right of first refusal and co-sale agreement on November 10, 2017 with our shareholders, which consist of holders of ordinary shares and preferred shares.

The shareholders agreement and right of first refusal and co-sale agreement (i) provide for certain special rights, including right of first refusal, co-sale rights and preemptive rights and (ii) contain provisions governing board of directors and other corporate governance matters. Those special rights, as well as the corporate governance provisions, automatically terminated upon the closing of the initial public offering of our ADSs on September 12, 2018.

Pursuant to our shareholders agreement dated November 10, 2017, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. Holders holding 10% or more of the voting power of the then outstanding registrable securities held by all holders are entitled to request in writing that we effect a registration statement for any or all of the registrable securities of the initiating holders. We have the right to defer filing of a registration statement for a period of not more than 90 days if our board of directors determines in good faith judgment that filing of a registration statement in the near future will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right on any one occasion or more than once during any twelve-month period and cannot register any other securities during such period. We are not obligated to effect more than two demand registrations. Further, if the registrable securities are offered by means of an underwritten offering, and the managing underwriter advises us that marketing factors require a limitation of the number of securities to be underwritten, the underwriters may decide to exclude up to 75% of the registrable securities requested to be registered but only after first excluding all other equity securities from the registration and underwritten offering, provided that the number of shares to be included in the registration on behalf of the non-excluded holders is allocated among all holders in proportion to the respective amounts of registrable securities requested by such holders to be included.

Registration on Form F-3 or Form S-3. Any holder is entitled to request us to file a registration statement on Form F-3 or Form S-3 if we qualify for registration on Form F-3 or Form S-3. The holders are entitled to an unlimited number of registrations on Form F-3 or Form S-3 so long as such registration offerings are in excess of US$5,000,000. We have the right to defer filing of a registration statement for a period of not more than 60 days if our board of directors determines in good faith judgment that filing of a registration statement in the near future will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right on any one occasion or more than once during any twelve-month period and cannot register any other securities during such period.

Piggyback Registration Rights. If we propose to register for our own account any of our equity securities, or for the account of any holder, other than current shareholders, of such equity securities, in connection with the public offering, we shall offer holders of our registrable securities an opportunity to be included in such registration. If the underwriters advise in writing that market factors require a limitation of the number of registrable securities to be underwritten, the underwriters may exclude up to 75% of the registrable securities requested to be registered but only after first excluding all other equity securities (except for securities sold for the account of our company) from the registration and underwriting, provided that the number of shares to be included in the registration on behalf of the non-excluded holders is allocated among all holders in proportion to the respective amounts of registrable securities requested by such holders to be included.

Expenses of Registration. We will bear all registration expenses, other than the underwriting discounts and selling commissions applicable to the sale of registrable securities, incurred in connection with registrations, filings or qualification pursuant to the shareholders agreement.

Termination of Obligations. We have no obligation to effect any demand, piggyback, Form F-3 or Form S-3 registration upon the earlier of (i) the tenth anniversary from the date of closing of a Qualified IPO as defined in the shareholders agreement, and (ii) with respect to any holder, the date on which such holder may sell without registration, all of such holder’s registrable securities under Rule 144 of the Securities Act in any 90-day period.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements and Indemnification Agreements.”

Share Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Stock Incentive Plans.”

Other Transactions with Related Parties

In 2018, we granted two interest free loans to NIO Capital, an entity affiliated with our founder Bin Li, with the principal amount of US$5.0 million each. The loans mature in six months. One of the loans can be converted into ordinary shares of a subsidiary of NIO Capital upon maturity at our option. The other loan was fully repaid before the initial public offering of our ADSs.

In 2017 and 2018, we received marketing and advertising services from Beijing Xinyi Hudong Guanggao Co., Ltd., Bite Shijie (Beijing) Keji Co., Ltd., or Bite, Beijing Chehui Hudong Guanggao Co., Ltd., and Beijing Bitauto Information Technology Co., Ltd. In 2017 and 2018, we incurred expenses of marketing and advertising services RMB15.6 million and RMB38.1 million, respectively. Beijing Chehui Hudong Guanggao Co., Ltd., Beijing Xinyi Hudong Guanggao Co., Ltd., Bite, and Beijing Bitauto Information Technology Co., Ltd are controlled by our principal shareholders.

In 2017 and 2018, we provided property management, administrative support, design and research and development services to companies controlled by our principal shareholders, including Hubei Changjiang Nextev New Energy Investment Management Co., Ltd., Beijing CHJ Information Technology Co., Ltd., Hubei Changjiang Nextev New Energy Industry Development Capital Partnership (Limited Partnership), Jiangsu Xindian Automotive Co., Ltd., Shanghai NIO Hongling Investment Management Co., Ltd., and Shanghai Weishang Business Consulting Co., Ltd. In 2017 and 2018, we received total service income of RMB21.5 million and RMB3.6 million, respectively.

In 2017 and 2018, we paid a total of RMB18.3 million and RMB132.2 million, respectively, for the cost of manufacturing consignment to Suzhou Zenlead XPT New Energy Technologies Co., Ltd., or Suzhou Zenlead. Suzhou Zenlead is an affiliate of ours.

In 2017, we paid a total of RMB3.0 million to Bite for the purchase of property and equipment. In 2018, we paid a total of RMB11.1 million to Kunshan Siwopu Intelligent Equipment Co., Ltd, or Kushan Siwopu, an affiliate of ours, for purchase of property and equipment.

In 2017, we granted interest-free loans to Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd., a company controlled by our principal shareholders. As of December 31, 2018, the loans remained outstanding.

In 2018, we paid a total of RMB8.1 million on behalf of Baidu Capital L.P., a shareholder of our company, to a third party.

In 2018, we made a payment of RMB2.8 million to a supplier on behalf of Weibang Transmission Technology Co., Ltd., one of our affiliates. As of December 31, 2018, the amount receivable remained outstanding.

In 2018, we received research and development and maintenance services from Kunshan Siwopu and Suzhou Zenlead, and paid a total of RMB17.2 million.

In 2016, we granted an interest-free, unsecured and payable on demand loan in the total amount of RMB1.7 million to Bin Li, our founder and chief executive officer. As of the date of this annual report, the loan has been fully repaid.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may be involved in legal proceedings in the ordinary course of our business. On March 12, 2019, two putative securities class action lawsuits were filed against us and certain of our officers in the U.S. District Court for the Eastern District of New York: Tan v. NIO Inc. et al., Case No. 1:19-cv-01424, and in the U.S. District Court for the Northern District of California: Sidoli v. NIO Inc. et al., Case No. 5:19-cv-1320. On March 14, 2019, a putative securities class action was filed against us, certain of our directors and officers, and underwriters in the Supreme Court of the State of New York, County of Kings: Sumit Agarwal v. NIO Inc. et al., Index No. 505647/2019. On March 29, 2019, another putative securities class action was filed against us and certain of our officers in the U.S. District Court for the Northern District of California: Jeon v. NIO Inc. et al., Case NO. 5:19-cv-01644. The plaintiffs in these cases allege, in sum and substance, that our statements in the Registration Statement and/or other public statements were false or misleading and in violation of the U.S. federal securities laws. These actions remain in their preliminary stages. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits, if they proceed. Additional complaints related to these claims may be filed in the coming months. These actions remain in their preliminary stages. We believe these cases are without merit and intend to defend the actions vigorously. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We and certain of our directors and officers have been named as defendants in several shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

Dividend Policy

The payment of dividends is at the discretion of our board of directors, subject to our eleventh amended and restated memorandum and articles of association. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or the share premium account, and provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends paid by our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreements, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs, each representing one Class A ordinary share, have been listed on the NYSE since September 12, 2018 under the symbol “NIO.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one Class A ordinary share, have been listed on the NYSE since September 12, 2018 under the symbol “NIO.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our current eleventh amended and restated memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

The following are summaries of material provisions of our eleventh amended and restated memorandum and articles of association which became effective upon the completion of the initial public offering of our ADSs in September 2018, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company

Under our eleventh amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares

Our authorized share capital is US$1,000,000 divided into 4,000,000,000 shares comprising of (i) 2,500,000,000 Class A ordinary shares of a par value of US$0.00025 each, (ii) 132,030,222 Class B ordinary shares of a par value of US$0.00025 each (iii) 148,500,000 Class C ordinary shares of a par value of US$0.00025 each and (iv) 1,219,469,778 shares of a par value of US$0.00025 each of such class or classes (however designated) as our board of directors may determine in accordance with our eleventh amended and restated memorandum and articles of association. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Under our eleventh amended and restated memorandum and articles of association, our company may not issue bearer shares.

Class of ordinary shares

Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote by the holders of ordinary shares. Each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our company, each Class B ordinary share shall entitle the holder thereof to four (4) votes on all matters subject to vote at general meetings of our company, and each Class C ordinary share shall entitle the holder thereof to eight (8) votes on all matters subject to vote at general meetings of our company.

Conversion

Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder thereof. Each Class C ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder thereof. In no event shall Class A ordinary shares be convertible into Class B ordinary shares or Class C ordinary shares. Upon any sale, transfer, assignment or disposition of any Class B ordinary share or Class C ordinary share by a shareholder to any person who is not an affiliate of such shareholder, or upon a change of ultimate beneficial ownership of any Class B ordinary share or Class C ordinary share to any person who is not an affiliate of the registered shareholder of such share, each such Class B ordinary share and Class C ordinary share, as applicable, shall be automatically and immediately converted into one (1) Class A ordinary share.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to our eleventh amended and restated memorandum articles of association. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, under the laws of the Cayman Islands, our company may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. Each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our company, each Class B ordinary share shall entitle the holder thereof to four (4) votes on all matters subject to vote at general meetings of our company, and each Class C ordinary share shall entitle the holder thereof to eight (8) votes on all matters subject to vote at general meetings of our company. A poll may be demanded by the chairman of such meeting or any one or more shareholders present in person or by proxy at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our eleventh amended and restated memorandum and articles of association. Holders of our ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating all or any of our share capital into shares of larger amount than our existing shares, sub-dividing our shares or any of them into shares of an amount smaller than that fixed by our eleventh amended and restated memorandum and articles of association, and cancelling any unissued shares. Both ordinary resolution and special resolution may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our eleventh amended and restated memorandum and articles of association.

Appointment and Removal of Directors

Our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the existing board. Directors may be removed by ordinary resolution of our shareholders.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our eleventh amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of board of directors or a majority of our board of directors. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our eleventh amended and restated memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to the outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our eleventh amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares

Subject to the restrictions in our eleventh amended and restated memorandum and articles of association set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the New York Stock Exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board of directors may determine.

Liquidation

On the winding-up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding-up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding-up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors or by special resolution of our shareholders. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class), whether or not our company is being wound-up, may be varied with the consent in writing of holders of not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares

Our eleventh amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our eleventh amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights and voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Item 10 Additional Information— H. Documents on Display.”

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may, by special resolution and subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Anti-Takeover Provisions

Some provisions of our eleventh amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our eleventh amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies, ordinary non-resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident/non-resident company except that an exempted company:

•	does not have to file an annual return detailing its shareholders with the Registrar of Companies of the Cayman Islands;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

E.	Taxation

The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax of gift tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations under Cayman Islands law.

Payments of dividends and capital in respect of our Class A ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A ordinary shares or ADSs, nor will gains derived from the disposal of our Class A ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to Circular 82, the State Administration of Taxation issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters.

We believe that NIO Inc. is not a PRC resident enterprise for PRC tax purposes. NIO Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that NIO Inc. meets all of the conditions above. NIO Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that NIO Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of NIO Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that NIO Inc. is treated as a PRC resident enterprise. Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the tax rate in respect to dividends paid by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced tax rate: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in November 2015, require that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced tax rate. There are also other conditions for enjoying the reduced tax rate according to other relevant tax rules and regulations. Accordingly, our subsidiaries may be able to enjoy the 5% tax rate for the dividends it receives from its PRC incorporated subsidiaries if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations and obtain the approvals as required. However, according to SAT Circular 81, if the relevant tax authorities determine our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable tax rate on dividends in the future.

Provided that our Cayman Islands holding company, NIO Inc., is not deemed to be a PRC resident enterprise, holders of our ADSs and Class A ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. Circular 7 further clarifies that, if a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax. However, there is uncertainty as to the application of Circular 7, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7 and we may be required to expend valuable resources to comply with Circular 7 or to establish that we should not be taxed under Circular 7. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, alternative minimum tax, and other non-income tax considerations or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	investors required to accelerate the recognition of any item of gross income with respect to ADSs or Class A ordinary shares “as a result of such income being recognized on an applicable financial statement”;

•	persons that actually or constructively own 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities.

All of the foregoing may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities, and as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIEs for U.S. federal income tax purposes, and based upon our current income and assets, we do not expect to be a PFIC for the current taxable year ended December 31, 2018 or the foreseeable future. While we do not expect to be or to become a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our passive income significantly increases relative to our non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our Class A ordinary shares) will be considered to be readily tradeable on the New York Stock Exchange, which is an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—People’s Republic of China Taxation” above), we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. If a U.S. Holder is not eligible for the benefits of the income tax treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

•	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries, our variable interest entities or any of the subsidiaries of our variable interest entities is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our variable interest entities or any of the subsidiaries of our variable interest entities.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded. For those purposes, our ADSs, but not our Class A ordinary shares, will be treated as marketable stock upon their listing on the New York Stock Exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with NYSE Rule 203.01, we will post this annual report on our website ir.nio.com. In addition, we will provide hardcopies of our annual report to shareholders, including ADS holders, free of charge upon request.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

As we have begun sales of the ES8 and plan to deliver the ES6 in June 2019, we expect that substantially all of our revenues will be denominated in RMB while our expenses are denominated in RMB and other currencies including the U.S. dollar, the pound sterling and the Euro. As a result, we are exposed to risk related to movements between the Renminbi and such other currencies. In addition, the value of our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. While appreciating approximately by 7% against the U.S. dollar in 2017, the Renminbi in 2018 depreciated approximately by 5% against the U.S. dollar. Since October 1, 2016, the Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Any significant depreciation of the Renminbi may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from any financing outside China into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB amounts into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Interest Rate Risk

Our cash balance as of December 31, 2018 primarily consists of bank deposits, so our exposure to market risk for changes in interest rates is limited. In February 2019, we issued 4.50% convertible senior notes due 2024. The convertible notes bear interest at a fixed rate, so we have no financial statement impact from changes in interest rates. However, changes in market interest rates impact the fair value of the convertible notes along with other variables such as our credit spreads and the market price and volatility of our ADSs and ordinary shares.

We may from to time invest in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Inflation

To date, inflation in the PRC has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.8% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Seasonality

Demand for new cars in the automotive industry fluctuates by season, and sales for the NEVs typically experience a more significant fluctuation in the first quarter of each year. Our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. Also, any unusually severe weather conditions in some markets may impact demand for our vehicles.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

Holders of our ADSs will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of ADSs held):

Service		Fees
•	To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)	Up to US$0.05 per ADS issued
•	Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
•	Distribution of cash dividends	Up to US$0.05 per ADS held
•	Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
•	Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
•	Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
•	Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

Holders of our ADSs will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreements, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as the depositary, has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. In 2018, we received an after-tax reimbursement payment of US$7,728,000 from the depositary.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10—Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File number: 333-226822) in relation to the initial public offering of 160,000,000 ADSs representing 160,000,000 of our Class A ordinary shares, at an initial offering price of US$6.26 per ADS. Our initial public offering closed in September 2018. Morgan Stanley & Co. LLC, Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, and UBS Securities LLC were the representatives of the underwriters for our initial public offering. Counting in the ADSs sold upon the exercise of the over-allotment option by our underwriters, we offered and sold 184,000,000 ADSs and received net proceeds of approximately US$1,099.1 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The registration statement was declared effective by the SEC on September 11, 2018. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$46.7 million, which included US$40.1 million in underwriting discounts and commissions for the initial public offering and approximately US$6.7 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. We still intend to use the proceeds from our initial public offering as disclosed in our registration statement on Form F-1.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2018 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weakness in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2018 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control Over Financial Reporting

In connection with the preparation and external audit of our consolidated financial statements as of and for the year ended December 31, 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. The material weakness identified was that we do not have sufficient competent financial reporting and accounting personnel with an appropriate understanding of U.S. GAAP to (i) design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issues and (ii) prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC. The material weakness resulted in a significant number of adjustments and amendments to our consolidated financial statements and related disclosures under U.S. GAAP.

We have implemented and plan to implement a number of measures to address the material weakness. We have hired additional qualified financial and accounting staff with working experience with U.S. GAAP and SEC reporting requirements. We have also established clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues. Furthermore, we plan to expedite and streamline our reporting process and develop our compliance process, including: (i) hiring more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and setting up a financial and system control framework, (ii) implementing regular and consistent U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, and (iv) enhancing our internal audit function as well as engaging an external consulting firm to assist us in assessing our compliance readiness under Rule 13a-15 of the Exchange Act and improve overall internal control. However, we cannot assure you that we will be able to continue implementing these measures in the future, or that we will not identify additional material weaknesses in the future.

We will continue to implement measures to remediate our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. We may incur significant costs in the implementation of such measures. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Denny Ting Bun Lee, a member of our audit committee and independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

ITEM 16.B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. Certain provisions of the code apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at https://www.nio.io/code-of-business-conduct-and-ethics

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, our principal external auditors, for the years indicated. We did not pay any other fees to our principal external auditors during the years indicated below.

	For the Year Ended December 31,
	2017	2018
	(in thousands of RMB)
Audit fees(1)	6,499	11,906
Tax fees(2)	1,315	2,805
Other fees(3)	2,047	3,251

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditors for the audits of our annual financial statements and the quarterly reviews of our condensed consolidated financial information, including audit fees relating to our initial public offering in 2018.

(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal external auditors for tax compliance, tax advice, and tax planning.

(3)	“All other fees” means the aggregate fees billed for professional services rendered by our principal external auditors associated with other advisory services.

The policy of our audit committee is to pre-approve all audit and other service provided by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, including audit services, tax services and other services described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of NIO Inc. and its subsidiaries and the related notes are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Eleventh Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)
2.3	Deposit Agreement, dated as of September 11, 2018, among the Registrant, Deutsche Bank Trust Company Americas, as the depositary, and all holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-229952), filed with the SEC on February 28, 2019)
2.4	Fifth Amended and Restated Shareholders’ Agreement, dated as of November 10, 2017, among the Registrant and the other signatories thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)
4.1	2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)
4.2	2016 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)
4.3	2017 Share Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.4	2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)
4.5	Form of Indemnification Agreement, between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)
4.6††	English translation of Manufacture Cooperation Agreement, dated as of May 23, 2016, between the registrant and Anhui Jianghuai Automobile Co., Ltd., (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)
4.7	Form of Employment Agreement, between the Registrant and its executive officers (Non-PRC citizens) (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)
4.8	Form of Employment Agreement, between the Registrant and its executive officers (PRC citizens) (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)
4.9	Employment Agreement, dated as of September 25, 2017, between the Registrant and Louis T. Hsieh (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)
4.10	Employment Agreement and Severance Agreement, between the Registrant and Padmasree Warrior, dated as of November 23, 2015 and December 16, 2015, respectively (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)
4.11	English translation of Power of Attorney, dated as of April 19, 2018, among shareholders of Shanghai Anbin, Shanghai Anbin and NIO Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)
4.12	English translation of Loan Agreements, dated as of April 19, 2018, among shareholders of Shanghai Anbin, Shanghai Anbin and NIO Co., Ltd. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)
4.13	English translation of Equity Interest Pledge Agreements, dated as of April 19, 2018, among shareholders of Shanghai Anbin, Shanghai Anbin and NIO Co., Ltd. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)
4.14	English translation of Exclusive Business Cooperation Agreements, dated as of April 19, 2018, among shareholders of Shanghai Anbin, Shanghai Anbin and NIO Co., Ltd. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)
4.15	English translation of Exclusive Option Agreements, dated as of April 19, 2018, among shareholders of Shanghai Anbin, Shanghai Anbin and NIO Co., Ltd. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)
4.16	English translation of Power of Attorney, dated as of April 19, 2018, among shareholders of Beijing NIO, Beijing NIO and NIO Co., Ltd. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)
4.17	English translation of Loan Agreements, dated April 19, 2018, among shareholders of Beijing NIO, Beijing NIO and NIO Co., Ltd. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)
4.18	English translation of Equity Interest Pledge Agreements, dated as of April 19, 2018, among shareholders of Beijing NIO, Beijing NIO and NIO Co., Ltd. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.19	English translation of Exclusive Business Cooperation Agreements, dated as of April 19, 2018, among shareholders of Beijing NIO, Beijing NIO and NIO Co., Ltd. (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)
4.20	English translation of Exclusive Option Agreements, dated as of April 19, 2018, among shareholders of Beijing NIO, Beijing NIO and NIO Co., Ltd. (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)
4.21*	Purchase Agreement, dated January 30, 2019, among the Registrant and the representatives of the initial purchasers named therein
4.22*	Indenture, dated as of February 4, 2019, by and between the Registrant, as issuer, and The Bank of New York Mellon, as trustee
4.23*	Form of 4.50% Convertible Senior Notes due 2024 (included in Exhibit 4.22)
4.24*	Deposit Agreement for Restricted Securities, dated as of February 4, 2019, among the Registrant, Deutsche Bank Trust Company Americas, as the depositary, and all holders and beneficial owners of the American Depositary Shares issued thereunder
4.25*	Letter agreement re: Base Call Option Transaction, dated January 30, 2019, between Goldman Sachs International, as dealer, and the Registrant, as counterparty
4.26*	Letter agreement re: Base Call Option Transaction, dated January 30, 2019, between Credit Suisse Capital LLC, as dealer, and the Registrant, as counterparty
4.27*	Letter agreement re: Base Call Option Transaction, dated January 30, 2019, between Morgan Stanley & Co. LLC, as dealer, and the Registrant, as counterparty
4.28*	Letter agreement re: Zero Strike Call Option Transaction, dated January 30, 2019, between JPMorgan Chase Bank, National Association, as dealer, and the Registrant, as counterparty
4.29*	Letter agreement re: Zero Strike Call Option Transaction, dated January 30, between Goldman Sachs International, as dealer, and the Registrant, as counterparty
4.30*	Letter agreement re: Zero Strike Call Option Transaction, dated January 30, between Morgan Stanley & Co. LLC, as dealer, and the Registrant, as counterparty
4.31*	Letter agreement re: Zero Strike Call Option Transaction, dated January 30, between Credit Suisse Capital LLC, as dealer, and the Registrant, as counterparty
4.32*	Letter agreement re: Additional Call Option Transaction, dated February 13, 2019, between Credit Suisse Capital LLC, as dealer, and the Registrant, as counterparty
4.33*	Letter agreement re: Additional Call Option Transaction, dated February 13, 2019, between Goldman Sachs International, as dealer, and the Registrant, as counterparty
4.34*	Letter agreement re: Additional Call Option Transaction, dated February 13, 2019, between Morgan Stanley & Co. LLC, as dealer, and the Registrant, as counterparty
4.35*	Letter agreement re: Second Additional Call Option Transaction, dated February 26, 2019, between Credit Suisse Capital LLC, as dealer, and the Registrant, as counterparty
4.36*	Letter agreement re: Second Additional Call Option Transaction, dated February 26, 2019, between Goldman Sachs International, as dealer, and the Registrant, as counterparty
4.37*	Letter agreement re: Second Additional Call Option Transaction, dated February 26, 2019, between Morgan Stanley & Co. LLC, as dealer, and the Registrant, as counterparty
8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP
15.2*	Consent of Han Kun Law Offices
101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Furnished herewith.’

††	Confidential treatment has been requested for certain portions of this exhibit pursuant to Rule 406 under the Securities Act and Division of Corporation Finance Staff Legal Bulletin No. 1. In accordance with Rule 406 and Staff Legal Bulletin No. 1, these confidential portions have been omitted and filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NIO Inc.

By:	/s/ Bin Li
Name: Bin Li
Title: Chairman of the Board of Directors and Chief Executive Officer

Date: April 2, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NIO Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NIO Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive loss, of shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP Zhong Tian LLP

Shanghai, the People’s Republic of China

April 2, 2019

We have served as the Company's auditor since 2015.

NIO INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	7,505,954	3,133,847	455,799
Restricted cash	10,606	57,012	8,292
Short-term investment	—	5,154,703	749,720
Trade receivable	—	756,508	110,030
Amounts due from related parties	29,556	88,066	12,809
Inventory	89,464	1,465,239	213,110
Prepayments and other current assets	674,425	1,514,257	220,240
Total current assets	8,310,005	12,169,632	1,770,000
Non-current assets:
Long-term restricted cash	14,293	33,528	4,876
Property, plant and equipment, net	1,911,013	4,853,157	705,862
Intangible assets, net	4,457	3,470	505
Land use rights, net	—	213,662	31,076
Long-term investments	47,125	148,303	21,570
Amounts due from related parties	50,000	7,970	1,159
Other non-current assets	131,141	1,412,830	205,488
Total non-current assets	2,158,029	6,672,920	970,536
Total assets	10,468,034	18,842,552	2,740,536
LIABILITIES
Current liabilities:
Short-term borrowings	28,787	1,870,000	271,980
Trade payable	234,011	2,869,953	417,417
Amounts due to related parties	40,069	219,583	31,937
Taxes payable	30,055	51,317	7,464
Current portion of long-term borrowings	—	198,852	28,922
Accruals and other liabilities	1,285,592	3,383,681	492,136
Total current liabilities	1,618,514	8,593,386	1,249,856
Non-current liabilities:
Long-term borrowings	642,401	1,168,012	169,880
Other non-current liabilities	141,113	930,812	135,382
Total non-current liabilities	783,514	2,098,824	305,262
Total liabilities	2,402,028	10,692,210	1,555,118

Commitments and contingencies (Note 28)

NIO INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
			Note 2(e)
MEZZANINE EQUITY
Series A-1 and A-2 convertible redeemable preferred shares (US$0.00025 par value; 295,000,000 and nil authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	5,011,731	—	—
Series A-3 convertible redeemable preferred shares (US$0.00025 par value; 31,720,364 and nil authorized, 24,210,431 and nil issued and outstanding as of December 31, 2017 and 2018, respectively)	427,129	—	—
Series B convertible redeemable preferred shares (US$0.00025 par value; 114,867,321 and nil authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	2,294,980	—	—
Series C convertible redeemable preferred shares (US$0.00025 par value; 167,142,990 and nil authorized, 166,205,830 and nil issued and outstanding as of December 31, 2017 and 2018, respectively)	4,454,596	—	—
Series D convertible redeemable preferred shares (US$0.00025 par value; 240,000,000 and nil authorized, 213,585,003 and nil issued and outstanding as of December 31, 2017 and 2018, respectively)	7,547,760	—	—
Receivable from a holder of Series D convertible redeemable preferred shares	(78,410)	—	—
Redeemable non-controlling interests	—	1,329,197	193,324

Total mezzanine equity	19,657,786	1,329,197	193,324

SHAREHOLDERS’ (DEFICIT)/EQUITY
Ordinary shares (US$0.00025 par value; 1,151,269,325 and 1,219,469,778 shares authorized; 36,727,350 and nil shares issued and 23,850,343 and nil shares outstanding as of December 31, 2017 and 2018, respectively)	60	—	—
Class A Ordinary Shares (US$0.00025 par value; nil and 2,500,000,000 shares authorized; nil and 777,200,790 shares issued; nil and 770,268,810 shares outstanding as of December 31, 2017 and 2018, respectively)	—	1,329	193
Class B Ordinary Shares (US$0.00025 par value; nil and 132,030,222 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	—	226	33
Class C Ordinary Shares (US$0.00025 par value; nil and 148,500,000 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	—	254	37
Treasury shares	(9,186)	(9,186)	(1,336)
Additional paid in capital	131,907	41,918,936	6,096,856
Accumulated other comprehensive loss	(13,922)	(34,708)	(5,048)
Accumulated deficit	(11,711,948)	(35,039,810)	(5,096,329)

Total NIO Inc. shareholders’ (deficit)/equity	(11,603,089)	6,837,041	994,406

Non-controlling interests	11,309	(15,896)	(2,312)

Total shareholders’ (deficit)/equity	(11,591,780)	6,821,145	992,094

Total liabilities, mezzanine equity and shareholders’ equity	10,468,034	18,842,552	2,740,536

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				Note 2(e)
Revenues:
Vehicle sales	—	—	4,852,470	705,762
Other sales	—	—	98,701	14,355
Total revenues	—	—	4,951,171	720,117
Cost of sales:
Vehicle sales	—	—	(4,930,135)	(717,058)
Other sales	—	—	(276,912)	(40,275)
Total cost of sales	—	—	(5,207,047)	(757,333)
Gross loss	—	—	(255,876)	(37,216)
Operating expenses:
Research and development	(1,465,353)	(2,602,889)	(3,997,942)	(581,477)
Selling, general and administrative	(1,137,187)	(2,350,707)	(5,341,790)	(776,931)
Total operating expenses	(2,602,540)	(4,953,596)	(9,339,732)	(1,358,408)
Loss from operations	(2,602,540)	(4,953,596)	(9,595,608)	(1,395,624)
Interest income	27,556	18,970	133,384	19,400
Interest expenses	(55)	(18,084)	(123,643)	(17,983)
Share of losses of equity investees	—	(5,375)	(9,722)	(1,414)
Investment income	2,670	3,498	—	—
Other income/(loss), net	3,429	(58,681)	(21,346)	(3,105)
Loss before income tax expense	(2,568,940)	(5,013,268)	(9,616,935)	(1,398,726)
Income tax expense	(4,314)	(7,906)	(22,044)	(3,206)
Net loss	(2,573,254)	(5,021,174)	(9,638,979)	(1,401,932)
Accretion on convertible redeemable preferred shares to redemption value	(981,233)	(2,576,935)	(13,667,291)	(1,987,825)
Accretion on redeemable non-controlling interests to redemption value	—	—	(63,297)	(9,206)
Net loss attributable to non-controlling interests	36,938	36,440	41,705	6,066
Net loss attributable to ordinary shareholders of NIO Inc.	(3,517,549)	(7,561,669)	(23,327,862)	(3,392,897)
Net loss	(2,573,254)	(5,021,174)	(9,638,979)	(1,401,932)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	55,493	(124,374)	(20,786)	(3,023)
Total other comprehensive income/(loss)	55,493	(124,374)	(20,786)	(3,023)
Total comprehensive loss	(2,517,761)	(5,145,548)	(9,659,765)	(1,404,955)
Accretion on convertible redeemable preferred shares to redemption value	(981,233)	(2,576,935)	(13,667,291)	(1,987,825)
Accretion on redeemable non-controlling interests to redemption value	—	—	(63,297)	(9,206)
Net loss attributable to non-controlling interests	36,938	36,440	41,705	6,066
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(3,462,056)	(7,686,043)	(23,348,648)	(3,395,920)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	16,697,527	21,801,525	332,153,211	332,153,211
Net loss per share attributable to ordinary shareholders
Basic and diluted	(210.66)	(346.84)	(70.23)	(10.21)
Weighted average number of ADS used in computing net loss per ADS
Basic and diluted	—	—	332,153,211	332,153,211
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	—	—	(70.23)	(10.21)

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data)

						Accumulated
					Additional	Other		Total	Non-
	Ordinary Shares		Treasury Shares		Paid in	Comprehensive	Accumulated	Shareholders’	Controlling	Total
	Shares	Par Value	Shares	Amount	Capital	Income	Deficit	Deficit	Interests	Equity
Balance as of December 31, 2015	28,900,001	47	(18,400,000)	(9,186)	13,748	54,959	(559,396)	(499,828)	—	(499,828)
Accretion on Series A-1 and A-2 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(798,481)	(798,481)	—	(798,481)
Accretion on Series A-3 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(29,983)	(29,983)	—	(29,983)
Accretion on Series B convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(152,769)	(152,769)	—	(152,769)
Grant of restricted shares	3,103,809	5	(3,103,809)	—	—	—	—	5	—	5
Vesting of restricted shares	—	—	7,273,458	—	39,104	—	—	39,104	—	39,104
Vesting of share options	—	—	—	—	17,998	—	—	17,998	—	17,998
Capital injection by non-controlling interests	—	—	—	—	—	—	—	—	25,355	25,355
Foreign currency translation adjustment	—	—	—	—	—	55,493	—	55,493	—	55,493
Net loss	—	—	—	—	—	—	(2,536,316)	(2,536,316)	(36,938)	(2,573,254)
Balance as of December 31, 2016	32,003,810	52	(14,230,351)	(9,186)	70,850	110,452	(4,076,945)	(3,904,777)	(11,583)	(3,916,360)

NIO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data)

						Accumulated
					Additional	Other		Total	Non-
	Ordinary Shares		Treasury Shares		Paid in	Comprehensive	Accumulated	Shareholders’	Controlling	Total
	Shares	Par Value	Shares	Amount	Capital	Income/(Loss)	Deficit	Deficit	Interests	Equity
Balance as of December 31, 2016	32,003,810	52	(14,230,351)	(9,186)	70,850	110,452	(4,076,945)	(3,904,777)	(11,583)	(3,916,360)
Accretion on Series A-1 and A-2 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(2,205,227)	(2,205,227)	—	(2,205,227)
Accretion on Series A-3 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(120,451)	(120,451)	—	(120,451)
Accretion on Series B convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(40,011)	(40,011)	—	(40,011)
Accretion on Series C convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(56,283)	(56,283)	—	(56,283)
Accretion on Series D convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(154,963)	(154,963)	—	(154,963)
Grant of restricted shares	2,000,000	3	(2,000,000)	—	—	—	—	3	—	3
Exercise of share options	2,723,540	5	—	—	6,207	—	—	6,212	—	6,212
Vesting of restricted shares	—	—	3,353,344	—	24,723	—	—	24,723	—	24,723
Vesting of share options	—	—	—	—	30,127	—	—	30,127	—	30,127
Capital injection by non-controlling interests	—	—	—	—	—	—	—	—	13,376	13,376
Acquisition of additional interests in subsidiaries from non-controlling interests	—	—	—	—	—	—	(73,334)	(73,334)	45,956	(27,378)
Foreign currency translation adjustment	—	—	—	—	—	(124,374)	—	(124,374)	—	(124,374)
Net loss	—	—	—	—	—	—	(4,984,734)	(4,984,734)	(36,440)	(5,021,174)
Balance as of December 31, 2017	36,727,350	60	(12,877,007)	(9,186)	131,907	(13,922)	(11,711,948)	(11,603,089)	11,309	(11,591,780)

NIO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data)

						Accumulated
					Additional	Other		Total	Non-
	Ordinary Shares		Treasury Shares		Paid in	Comprehensive	Accumulated	Shareholders’	Controlling	Total
	Shares	Par Value	Shares	Amount	Capital	Loss	Deficit	(Deficit)/Equity	Interests	Equity
Balance as of December 31, 2017	36,727,350	60	(12,877,007)	(9,186)	131,907	(13,922)	(11,711,948)	(11,603,089)	11,309	(11,591,780)
Accretion on Series A-1 and A-2 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(7,091,163)	(7,091,163)	—	(7,091,163)
Accretion on Series A-3 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(565,979)	(565,979)	—	(565,979)
Accretion on Series B convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(2,417,979)	(2,417,979)	—	(2,417,979)
Accretion on Series C convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(2,375,943)	(2,375,943)	—	(2,375,943)
Accretion on Series D convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(1,216,227)	(1,216,227)	—	(1,216,227)
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	—	—	(63,297)	(63,297)	—	(63,297)
Issuance of ordinary shares	184,000,000	315	—	—	7,526,681	—	—	7,526,996	—	7,526,996
Conversion of preferred shares	821,378,518	1,408	—	—	33,724,621	—	—	33,726,029	—	33,726,029
Exercise of share options	16,026,060	27	(2,176,570)	—	42,224	—	—	42,251	—	42,251
Vesting of restricted shares	—	—	7,720,681	—	56,183	—	—	56,183	—	56,183
Vesting of share options	—	—	—	—	437,320	—	—	437,320	—	437,320
Grant of restricted shares	509,001	1	(509,001)	—	—	—	—	1	—	1
Cancellation of restricted shares	(909,917)	(2)	909,917	—	—	—	—	(2)	—	(2)
Capital injection by non-controlling interests	—	—	—	—	—	—	—	—	14,500	14,500
Foreign currency translation adjustment	—	—	—	—	—	(20,786)	—	(20,786)	—	(20,786)
Net loss	—	—	—	—	—	—	(9,597,274)	(9,597,274)	(41,705)	(9,638,979)
Balance as of December 31, 2018	1,057,731,012	1,809	(6,931,980)	(9,186)	41,918,936	(34,708)	(35,039,810)	6,837,041	(15,896)	6,821,145

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(2,573,254)	(5,021,174)	(9,638,979)	(1,401,932)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	46,087	167,858	474,223	68,973
Foreign exchange (gain)/loss	(5,540)	49,503	36,597	5,323
Share-based compensation expenses	76,684	90,296	679,468	98,825
Investment income	(2,670)	(3,498)	—	—
Share of losses of equity investee	—	5,375	9,722	1,414
Loss on disposal of property, plant and equipment	267	6,192	21,547	3,134
Changes in operating assets and liabilities:
Prepayments and other current assets	(209,784)	(404,762)	(811,138)	(117,975)
Inventory	—	(89,464)	(1,375,862)	(200,111)
Other non-current assets	(20,286)	(66,698)	(657,986)	(95,700)
Taxes payable	15,633	9,650	21,398	3,112
Trade receivable	—	—	(756,508)	(110,030)
Trade payable	—	—	2,827,144	411,191
Long-term receivables	—	—	(574,677)	(83,583)
Non-current deferred revenue	—	—	193,524	28,147
Accruals and other liabilities	410,100	603,374	1,348,622	196,149
Other non-current liabilities	61,199	78,629	291,137	42,344
Net cash used in operating activities	(2,201,564)	(4,574,719)	(7,911,768)	(1,150,719)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets	(654,455)	(1,113,893)	(2,643,964)	(384,549)
Purchases of short-term investments	—	—	(8,090,703)	(1,176,744)
Proceeds from sale of short-term investments	—	—	2,936,000	427,023
Purchase of held for trading securities	(2,346,261)	(1,337,413)	—	—
Sale of held for trading securities	3,118,559	1,340,911	—	—
Loan to related parties	—	—	(65,342)	(9,504)
Loan repayment from related parties	—	—	34,066	4,955
Acquisitions of equity investees	—	(52,500)	(110,900)	(16,130)
Acquisition of additional interests in subsidiaries from non-controlling interests	—	(27,378)	—	—
Net cash provided by/(used in) investing activities	117,843	(1,190,273)	(7,940,843)	(1,154,949)
CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of ordinary shares	(8,408)	—	—	—
Proceeds from exercise of stock options	—	6,207	42,251	6,145
Proceeds from issuance of series A convertible redeemable preferred shares, net of issuance costs	401,478	273,686	—	—
Proceeds from issuance of series B convertible redeemable preferred shares, net of issuance costs	1,862,134	240,066	—	—
Proceeds from issuance of series C convertible redeemable preferred shares, net of issuance costs	—	4,398,313	—	—
Proceeds from collection of receivable from a holder of Series D convertible redeemable preferred shares	—	7,314,387	78,651	11,439
Capital injection from non-controlling interests	—	13,376	14,500	2,109
Deposit from non-controlling interest	—	—	47,124	6,854
Proceeds from issuance of redeemable non-controlling interests	—	—	1,265,900	184,118
Repayment of non-recourse loan	—	—	82,863	12,052
Repurchase of restricted shares	—	—	(7,490)	(1,089)
Proceeds from issuance of convertible promissory note	—	312,624	—	—
Repayment of convertible promissory note	—	(325,013)	—	—
Proceeds from borrowings	37,500	633,688	2,668,461	388,112
Repayments of borrowings	—	—	(120,205)	(17,483)
Proceeds from issuance of ordinary share, net	—	—	7,531,037	1,095,344
Net cash provided by financing activities	2,292,704	12,867,334	11,603,092	1,687,601
Effects of exchange rate changes on cash, cash equivalents and restricted cash	40,539	(168,120)	(56,947)	(8,283)
NET INCREASE/(DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	249,522	6,934,222	(4,306,466)	(626,350)
Cash, cash equivalents and restricted cash at beginning of the year	347,109	596,631	7,530,853	1,095,317
Cash, cash equivalents and restricted cash at end of the year	596,631	7,530,853	3,224,387	468,967
NON-CASH FINANCING ACTIVITIES
Issuance of series D convertible redeemable preferred shares	—	85,553	—	—
Capital injection from non-controlling interests in the form of net assets	25,355	—	—	—
Accrual related to purchase of property and equipment	190,681	410,726	1,027,377	149,426
	216,036	496,279	1,027,377	149,426
Supplemental Disclosure
Interest paid	55	15,434	112,682	16,389
Income taxes paid	—	1,129	11,157	1,623

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations

NIO Inc. (“NIO”, or “the Company”) was incorporated under the laws of the Cayman Islands in November, 2014, as an exempted company with limited liability. The Company was formerly known as NextCar Inc.. It changed its name to NextEV Inc. in December, 2014, and then changed to NIO Inc. in July, 2017. The Company, its subsidiaries and consolidated variable interest entities (“VIEs”) are collectively referred to as the “Group”.

The Group designs and develops high-performance fully electric vehicles. It launched the first volume manufactured electric vehicle, the ES8, to the public in December 2017. The Group jointly manufactures ES8 through strategic collaboration with other Chinese vehicle manufacturers. The Group also offers Energy and Service packages to its users. As of December 31, 2017 and 2018, its primary operations are conducted in the People’s Republic of China (“PRC”). The Group began to sell its first vehicles in June 2018. The Company’s principal subsidiaries and VIEs are as follows:

Subsidiaries	Equity interest held	Place and date of incorporation or date of acquisition	Principal activities
NIO NextEV Limited (“NIO HK”) (formerly known as NextEV Limited)	100%	Hong Kong, February 2015	Investment holding
NIO GmbH (formerly known as NextEV GmbH)	100%	Germany, May 2015	Design and technology development
NIO Co., Ltd. (“NIO SH”) (formerly known as NextEV Co., Ltd.)	100%	Shanghai, PRC, May 2015	Headquarter and technology development
NIO USA, Inc. (“NIO US”) (formerly known as NextEV USA, Inc.)	100%	United States, November 2015	Technology development
XPT Limited (“XPT”)	100%	Hong Kong, December 2015	Investment holding
NIO NextEV (UK) Limited (formerly known as NextEV (UK) Limited)	100%	United Kingdom, February 2016	Marketing and technology development
NIO Sport Limited (“NIO Sport”) (formerly known as NextEV NIO Sport Limited)	100%	Hong Kong, April 2016	Racing management
XPT Technology Limited (“XPT Technology”)	100%	Hong Kong, April 2016	Investment holding
XPT Inc. (“XPT US”)	100%	United States, April 2016	Technology development
XPT (Jiangsu) Investment Co., Ltd. (“XPT Jiangsu”)	100%	Jiangsu, PRC, May 2016	Investment holding
Shanghai XPT Technology Limited	100%	Shanghai, PRC, May 2016	Technology development
XPT (Nanjing) E-Powertrain Technology Co., Ltd. (“XPT NJEP”)	100%	Nanjing, PRC, July 2016	Manufacturing of E-Powertrain
XPT (Nanjing) Energy Storage System Co., Ltd. (“XPT NJES”)	100%	Nanjing, PRC, October 2016	Manufacturing of battery pack
NIO Power Express Limited (“PE HK)	100%	Hong Kong, January 2017	Investment holding
NextEV User Enterprise Limited (“UE HK”)	100%	Hong Kong, February 2017	Investment holding
Shanghai NIO Sales and Services Co., Ltd. (“UE CNHC”)	100%	Shanghai, PRC, March 2017	Investment holding and sales and after sales management
NIO Energy Investment (Hubei) Co., Ltd. (“PE CNHC”)	100%	Wuhan PRC, April 2017	Investment holding
Wuhan NIO Energy Co., Ltd. (“PE WHJV”)	100%	Wuhan, PRC, May 2017	Investment holding
XTRONICS (Nanjing) Automotive Intelligent Technologies Co. Ltd. (“XPT NJWL”)	50%	Nanjing, PRC, June 2017	Manufacturing of components
XPT (Jiangsu) Automotive Technology Co., Ltd. (“XPT AUTO”)	100%	Nanjing, PRC, May 2018	Investment holding

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

VIE and VIE’s subsidiaries	Economic interest held	Place and Date of incorporation or date of acquisition
Prime Hubs Limited (“Prime Hubs”)	100%	BVI, October 2014
NIO Technology Co., Ltd. (“NIO SHTECH”) (formerly known as Shanghai NextEV Technology Co., Ltd.)	100%	Shanghai, PRC, November 2014
Beijing NIO Network Technology Co., Ltd. (“NIO BJTECH”)	100%	Beijing, PRC, July 2017
Shanghai Anbin Technology Co., Ltd. (“NIO ABTECH”)	100%	Shanghai, PRC, April 2018

In accordance with the Article of Association of XPT NJWL, the Company has the power to control the board of directors of XPT NJWL to unilaterally govern the financial and operating policies of XPT NJWL and the non-controlling shareholder does not have substantive participating rights, therefore, the Group consolidates this entity.

Initial Public Offering

On September 12, 2018, the Company consummated its initial public offering (the “IPO”) on the New York Stock Exchange, where 160,000,000 ordinary shares were newly issued with the total net proceeds of RMB6,568,291 (US$956,362). Subsequently on October 12, 2018, over-allotment option were fully exercised and the Company received a net proceeds of RMB962,746 (US$138,982) associated with issuing additional 24,000,000 ordinary shares.

Variable interest entity

NIO SHTECH was established by Li Bin and Qin Lihong (the “Nominee Shareholders”) in November, 2014. In 2015, NIO SH, NIO SHTECH, and the Nominee Shareholders of NIO SHTECH entered into a series of contractual agreements, including a loan agreement, an equity pledge agreement, exclusive call option agreement and power of attorney that irrevocably authorized the Nominee Shareholders designated by NIO SH to exercise the equity owner’s rights over NIO SHTECH. These agreements provide the Company, as the only shareholder of NIO SH, with effective control over NIO SHTECH to direct the activities that most significantly impact NIO SHTECH’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from NIO SHTECH. Management concluded that NIO SHTECH is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of NIO SHTECH and shall consolidate the financial results of NIO SHTECH in the Group’s consolidated financial statements. In April 2018, the above mentioned contractual agreements were terminated. On the same date, NIO SHTECH became a subsidiary wholly owned by NIO ABTECH, who also became a VIE of the Group on that day. As of December 31, 2017 and 2018, NIO SHTECH did not have significant operations, nor any material assets or liabilities.

In October 2014, Prime Hubs, a British Virgin Islands (“BVI”) incorporated company and a consolidated variable interest entity of the Group, was established by the shareholders of the Group to facilitate the adoption of the Company’s employee stock incentive plans. The Company entered into a management agreement with Prime Hubs and Li Bin. The agreement provides the company with effective control over Prime Hubs and enables the Company to obtain substantially all of the economic benefits arising from Prime Hubs. As of December 31, 2017 and 2018, Prime Hubs held 26,900,001 ordinary shares and 4,250,002 Class A Ordinary Shares of the Company, respectively.

In April 2018, NIO SH entered into a series of contractual arrangements with the Nominee Shareholders as well as NIO ABTECH and NIO BJTECH separately, each including a loan agreement, an equity pledge agreement, exclusive call option agreement and power of attorney that irrevocably authorized the Nominee Shareholders designated by NIO SH to exercise the equity owner’s rights over NIO ABTECH and NIO BJTECH. These agreements provide the Company, as the only shareholder of NIO SH, with effective control over NIO ABTECH and NIO BJTECH to direct the activities that most significantly impact their economic performance and enable the Company to obtain substantially all of the economic benefits arising from them. Management concluded that NIO ABTECH and NIO BJTECH are variable interest entities of the Company and the Company is the ultimate primary beneficiary of them and shall consolidate the financial results of NIO ABTECH and NIO BJTECH in the Group’s consolidated financial statements. As of December 31, 2018, NIO ABTECH and NIO BJTECH did not have significant operations, nor any material assets or liabilities.

Liquidity

The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB2,573,254, RMB5,021,174 and RMB9,638,979 for the years ended December 31, 2016, 2017 and 2018, respectively. Accumulated deficit amounted to RMB11,711,948 and RMB35,039,810 as of December 31, 2017 and 2018, respectively. Net cash used in operating activities was approximately RMB2,201,564, RMB4,574,719 and RMB7,911,768 for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2017 and 2018, the Group’s working capital was RMB6,691,491 and RMB3,576,246.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The Group’s liquidity is based on its ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds on favorable economic terms to fund its general operations and capital expansion needs. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. As of December 31, 2017 and 2018, the Group’s balance of cash and cash equivalents was RMB7,505,954 and RMB3,133,847. In addition, up to the date of this report, the Company has entered into loan facility agreements with several banks in China for a total principal amount of RMB 7,095,000, with respective expiration date from April 27, 2019 to December 15, 2025. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses of the Group.

Based on cash flows projection from operating and financing activities and existing balance of cash and cash equivalents, management is of the opinion that the Group has sufficient funds for sustainable operations and it will be able to meet its payment obligations from operations and debt related commitments for the next twelve months from the issuance of the consolidated financial statements. Based on the above considerations, the Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

2. Summary of Significant Accounting Policies

(a) Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the “Board”): to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All significant transactions and balances between the Company, its subsidiaries and the VIE have been eliminated upon consolidation. The non-controlling interests in consolidated subsidiaries are shown separately in the consolidated financial statements.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition, the valuation and recognition of share-based compensation arrangements, depreciable lives of property, equipment and software, assessment for impairment of long-lived assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, valuation of deferred tax assets as well as redemption value of the convertible redeemable preferred shares. Actual results could differ from those estimates.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(d) Functional currency and foreign currency translation

The Group’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company and its subsidiaries which are incorporated in HK is United States dollars (“US$”), except NIO Sport which operates mainly in United Kingdom and uses Great Britain pounds (“GBP”). The functional currencies of the other subsidiaries and the VIE are their respective local currencies. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Transactions denominated in currencies other than in the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive loss.

The financial statements of the Group’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income/(loss) in the consolidated statements of comprehensive gain or loss, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive loss in the consolidated statements of shareholders’ (deficit)/equity. Total foreign currency translation adjustment (gains)/losses were RMB(55,493), RMB124,374 and RMB20,786 for the years ended December 31, 2016, 2017 and 2018, respectively. The grant-date fair value of the Group’s share-based compensation expenses is reported in US$ as the respective valuation is conducted in US$ as the shares are denominated in US$.

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2018 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8755, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2018. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

(f) Fair value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, trade receivable, amounts due from related parties, prepayments and other current assets, trade payable, amounts due to related parties, short-term borrowings, taxes payable, accruals and other liabilities, long-term receivables and long-term borrowings. As of December 31, 2017 and 2018, the carrying values of these financial instruments except for long-term receivables and long-term borrowings are approximated to their fair values due to the short-term maturity of these instruments.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Below is a description of the valuation techniques that the Group uses to measure the fair value of assets that the Group reports on its consolidated balance sheets at fair value on a recurring basis.

Time deposits. The Group values its time deposits held in certain bank accounts using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

Short-term borrowings. The rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2.

Short-term receivables and payables. Trade receivable and prepayments and other current assets are financial assets with carrying values that approximate fair value due to their short term nature. Trade payable, accruals and other liabilities are financial liabilities with carrying values that approximate fair value due to their short term nature.

Prepayments and other assets in non-current assets. Prepayments and other assets in non-current assets are financial assets with carrying values that approximates fair value due to the change in fair value after considering the discount rate. The Group estimated fair values of non-current prepayments and other assets using the discount cash flow method.

(g) Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less. The Group adopted ASU No. 2016-18, Statement of Cash Flows: Restricted Cash (Topic 230) for interim periods beginning after January 1, 2018, using a retrospective method to each period presented. The changes in restricted cash in the consolidated cash flow were RMB15,335, RMB9,564 and RMB65,641 for the years ended December 31, 2016, 2017 and 2018, respectively, which were no longer presented within investing activities and were retrospectively included in the changes of cash, cash equivalents and restricted cash as required.

Restricted cash is restricted to withdrawal for use or pledged as security is reported separately on the face of the Consolidated Balance Sheets, and is not included in the total cash and cash equivalents in the Consolidated Statements of Cash Flows. The Group’s restricted cash mainly represents (a) the secured deposits held in designated bank accounts for issuance of bank credit card; (b) time deposit that are pledged for property lease.

Cash, cash equivalents and restricted cash as reported in the consolidated statement of cash flows are presented separately on our consolidated balance sheet as follows:

	December 31, 2017	December 31 2018
Cash and cash equivalents	7,505,954	3,133,847
Restricted cash	10,606	57,012
Long-term restricted cash	14,293	33,528
Total	7,530,853	3,224,387

(h) Short-term investment

Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year and investments in money market funds. As of December 31, 2017 and 2018, the investment in fixed deposits that were recorded as short-term investments amounted to nil and RMB5,154,703, respectively, among which, nil and RMB1,775,000 were restricted as collateral for bank borrowings and letter of guarantee.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(i) Account Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily include amounts of vehicle sales in relation of government subsidy to be collected from government on behalf of customers, current portion of battery installment and receivables due from vehicle users. The Group provides an allowance against accounts receivable to the amount we reasonably believe will be collected. The Group writes off accounts receivable when they are deemed uncollectible. No allowance for doubtful accounts were recognized for the years ended December 31, 2016, 2017 and 2018.

(j) Inventory

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the average basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

No inventory write-downs were recognized for the years ended December 31, 2016 and 2017 and 2018.

(k) Trading securities

Trading securities are comprised of bonds and are all designated as trading securities as they have been acquired principally for the purpose of selling in the near term. They are recognized on the trade date, when the Group enters into contractual arrangements with counterparties, and are normally derecognized when sold. They are initially measured at fair value, with transaction costs taken to the statements of operations and comprehensive loss. Subsequent changes in their fair values and interest are recognized in the statements of comprehensive loss.

(l) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets.

The estimated useful lives are as follows:

Useful lives
Building and constructions	20 years
Production facilities	10 years
Charging & battery swap infrastructure	5 years
R&D equipment	5 years
Computer and electronic equipment	3 years
Purchased software	3 years
Leasehold improvements	Shorter of the estimated useful life or remaining lease term
Others	3 to 5 years

Depreciation for mold and tooling is computed using the units-of-production method whereby capitalized costs are amortized over the total estimated productive life of the related assets.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in the statements of comprehensive loss.

(m) Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives as below:

Useful lives
Domain names and others	5 years
License	3 years

The estimated useful lives of amortized intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

(n) Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are 536 months and represent the shorter of the estimated usage periods or the terms of the agreements.

(o) Long-term investments

As of December 31, 2018, the Group’s long-term investments was accounted for using equity method. Investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments—Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investments at fair value. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The carrying value of the Group’s long-term investments measured under equity method was RMB47,125 and RMB148,303 as of December 31, 2017 and 2018, respectively. No impairment charge was recognized for the years ended December 31, 2016, 2017 and 2018.

(p) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended December 31, 2016, 2017 and 2018.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(q) Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

•	provides all of the benefits received and consumed simultaneously by the customer;
•	creates and enhances an asset that the customer controls as the Group performs; or
•	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The Group’s contract liabilities primarily resulted from the multiple performance obligations identified in the vehicle sales contract and the sales of Energy and Service Packages, which is recorded as deferred revenue and advance from customers.

Vehicle sales

The Group generates revenue from sales of electric vehicles, currently the ES8, together with a number of embedded products and services through a series of contracts. The Group identifies the users who purchase the ES8 as its customers. There are multiple distinct performance obligations explicitly stated in a series of contracts including sales of ES8, charging piles, vehicle internet connection services and extended lifetime warranty which are accounted for in accordance with ASC 606. The standard warranty provided by the Group is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when NIO transfers the control of ES8 to a user.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Customers only pay the amount after deducting the government subsidies to which they are entitled for the purchase of electric vehicles, which is applied on their behalf and collected by the Group or Jianghuai Automobile Group Co., Ltd. (“JAC”) from the government. The Group has concluded that government subsidies should be considered as a part of the transaction price it charges the customers for the electric vehicle, as the subsidy is granted to the buyer of the electric vehicle and the buyer remains liable for such amount in the event the subsidies were not received by the Group. For efficiency reason, the Group or JAC applies and collects the payment on a customer’ behalf. In the instance that some eligible customer selects installment payment for battery, the Group believes such arrangement contains a significant financing component and as a result adjusts the amount considering the impact of time value on the transaction price using an appropriate discount rate (i.e. the interest rates of the loan reflecting the credit risk of the borrower). The long term receivable of installment payment for battery was recognized as non-current assets. The difference between the gross receivable and the present value is recorded as unrealized finance income. Interest income resulting from a significant financing component will be presented separately from revenue from contracts with customers as this is not the Group’s ordinary business.

The Group uses a cost plus margin approach to determine the estimated standalone selling price for each individual distinct performance obligation identified, considering the Group’s pricing policies and practices, and the data utilized in making pricing decisions. The overall contract price is then allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The revenue for sales of the ES8 and charging piles are recognized at a point in time when the control of the product is transferred to the customer. For the vehicle internet connection service, the Group recognizes the revenue using a straight-line method. As for the extended lifetime warranty, given limited operating history and lack of historical data, the Group decides to recognize the revenue over time based on a straight-line method initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

As the consideration for the vehicle and all embedded services must be paid in advance, which means the payments received are prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the allocated amount regarding those unperformed obligations.

Sales of Energy and Service Packages

The Group also sells the two packages, Energy Package and Service Package in exchange of considerations. The Energy Package provides ES8 users with a comprehensive range of charging solutions (including charging and battery swapping). The energy service is applied by users on the mobile application depending on their needs and the Group can decide the most appropriate service to offer according to its available resource. Through the Service Package, the Group offers ES8 users with a “worry free” vehicle ownership experience (including free repair service with certain limitations, routine maintenance service, enhanced data package, etc.), which can be applied by user via mobile application.

The Group identifies the users who purchase Energy Package and Service Package meet the definition of a customer. The agreements for Energy Package and Service Package create legal enforceability to both parties on a monthly basis as the respective Energy or Service Packages can be canceled at any time without any penalty. The Group concludes the energy or service provided in Energy Package or Service Package respectively meets the stand-ready criteria and contains only one performance obligation within each package, the revenue is recognized overtime on a monthly basis as customer simultaneously receives and consumes the benefits provided and the term of legally enforced contract is only one month.

Incentives

The Group offers a self-managed customer loyalty program points, which can be used in the Group’s online store and at NIO houses to redeem NIO merchandise. The Group determines the value of each points based on cost of the NIO merchandise that can be redeemed with points. Customers and NIO fans and advocates have a variety of ways to obtain the points. The major accounting policy for its points program is described as follows:

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(i) Sales of ES8 vehicle

The Group concludes the points offered linked to the purchase transaction of the ES8 vehicle is a material right and accordingly a separate performance obligation according to ASC 606, and should be taken into consideration when allocating the transaction price of the ES8 sales. The Group also estimates the probability of points redemption when performing the allocation. Since historical information does not yet exist for the Group to determine any potential points forfeitures and the fact that most merchandise can be redeemed without requiring a significant amount of points compared with the amount of points provided to users, the Group believes it is reasonable to assume all points will be redeemed and no forfeiture is estimated currently. The amount allocated to the points as separate performance obligation is recorded as contract liability (deferred revenue) and revenue should be recognized when future goods or services are transferred. The Group will continue to monitor when and if forfeiture rate data becomes available and will apply and update the estimated forfeiture rate at each reporting period.

(ii) Sales of Energy Package

Energy Package—When the customers charge their ES8 without using the Group’s charging network, the Group will grant points based on the actual cost the customers incur. The Group records the value of the points as a reduction of revenue from the Energy Package.

Since historical information does not yet exist for the Group to determine any potential points forfeiture and most merchandise can be redeemed without requiring a significant amount of points compared with the amount of points provided to users, the Group has used an estimated forfeiture rate of zero.

(iii) Other scenarios

Customers or users of the mobile application can also obtain points through any other ways such as frequent sign-ins to the Group’s mobile application, sharing articles from the application to users’ own social media. The Group believes these points are to encourage user engagement and generate market awareness. As a result, the Group accounts for such points as selling and marketing expenses with a corresponding liability recorded under other current liabilities of its consolidated balance sheets upon the points offering. The Group estimates liabilities under the customer loyalty program based on cost of the NIO merchandise that can be redeemed, and its estimate of probability of redemption. At the time of redemption, the Group records a reduction of inventory and other current liabilities. In certain cases where merchandise is sold for cash in addition to points, the Group records other revenue.

Similar to the reasons above, the Group estimates no points forfeiture currently and continues to assess when and if a forfeiture rate should be applied.

For the years ended December 31, 2016, 2017 and 2018, the revenue portion allocated to the points as separate performance obligation was nil, nil and RMB47,310, respectively, which is recorded as contract liability (deferred revenue). For the years ended December 31, 2016, 2017 and 2018, the total points recorded as a reduction of revenue was nil, nil and RMB441, respectively. For the years ended December 31, 2016, 2017 and 2018, the total points recorded as selling and marketing expenses were nil, RMB16,460 and RMB153,057, respectively.

As of December 31, 2017 and 2018, liabilities recorded related to unredeemed points were RMB16,460 and RMB143,868, respectively.

Practical expedients and exemptions

The Group follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that lifetime roadside assistance and out-of-town charging services are not performance obligations considering these two services are value-added services to enhance user experience rather than critical items for ES8 driving and forecasted that usage of these two services will be very limited. The Group also performs an estimation on the stand-alone fair value of each promise applying a cost plus margin approach and concludes that the standalone fair value of roadside assistance and out-of-town charging services are insignificant individually and in aggregate, representing less than 1% of ES8 gross selling price and aggregate fair value of each individual promises.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Considering the qualitative assessment and the result of the quantitative estimate, the Group concluded not to assess whether promises are performance obligation if they are immaterial in the context of the contract and the relative stand-alone fair value individually and in aggregate is less than 3% of the contract price, namely the road-side assistance and out-of-town charging services. Related costs are then accrued instead.

(r) Cost of Sales

Vehicle

Cost of vehicle revenue includes direct parts, material, processing fee, loss compensation to JAC, labor costs, manufacturing overhead (including depreciation of assets associated with the production), and reserves for estimated warranty expenses. Cost of vehicle revenue also includes adjustments to warranty expense and charges to write-down the carrying value of the inventory when it exceeds its estimated net realizable value and to provide for on-hand inventory that is either obsolete or in excess of forecasted demand.

Service and Other

Cost of service and other revenue includes direct parts, material, labor costs, vehicle internet connectivity costs, and depreciation of assets that are associated with sales of energy and service packages.

(s) Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and other compensation-related expenses to sales and marketing personnel. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2016, 2017 and 2018, advertising costs totalled RMB4,095, RMB63,427 and RMB218,060, respectively.

(t) Research and development expenses

Certain costs associated with developing internal-use software are capitalized when such costs are incurred within the application development stage of software development. Other than that, all costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses are primary comprised of charges for R&D and consulting work performed by third parties; salaries, bonuses, share-based compensation, and benefits for those employees engaged in research, design and development activities; costs related to design tools; license expenses related to intellectual property, supplies and services; and allocated costs, including depreciation and amortization, rental fees, and utilities.

(u) General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses, share-based compensation and benefits for employees involved in general corporate functions and those not specifically dedicated to research and development activities, depreciation and amortization of fixed assets which are not used in research and development activities, legal and other professional services fees, rental and other general corporate related expenses.

(v) Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB105,955, RMB231,070 and RMB517,787 for the years ended December 31, 2016, 2017 and 2018, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(w) Government grants

The Group’s PRC based subsidiaries received government subsidies from certain local governments. The Group’s government subsidies consisted of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as product development and renewal of production facilities. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group; receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The Group recorded specific purpose subsidies as advances payable when received. For specific subsidies, upon government acceptance of the related project development or asset acquisition, the specific purpose subsidies are recognized to reduce related R&D expenses or the cost of asset acquisition. Other subsidies are recognized as other income upon receipt as further performance by the Group is not required.

(x) Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

The Group records liabilities related to uncertain tax positions when, despite the Group’s belief that the Group’s tax return positions are supportable, the Group believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. The Group did not recognize uncertain tax positions as of December 31, 2017 and 2018.

(y) Share-based compensation

The Company grants restricted shares and share options to eligible employees and non-employee consultants and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation and ASC 505-50 Equity-Based Payments to Non-Employees.

Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at the grant date if no vesting conditions are required; or b) for share options or restricted shares granted with only service conditions, using the straight-line vesting method, net of estimated forfeitures, over the vesting period; or c) for share options granted with service conditions and the occurrence of an IPO as performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the IPO, using the graded vesting method. This performance condition was met upon completion of the Company’s IPO on September 12, 2018 and the associated share-based compensation expense for awards vested as of that date were recognized; or d) for share options where the underlying share is liability within the scope of ASC 480, using the graded vesting method, net of estimated forfeitures, over the vesting period, and re-measuring the fair value of the award at each reporting period end until the award is settled.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Share-based compensation expenses for share options and restricted shares granted to non-employees are measured at fair value at the earlier of the performance commitment date or the date service is completed, and recognized over the period during which the service is provided. The Group applies the guidance in ASC 505-50 to measure share options and restricted shares granted to non-employees based on the then-current fair value at each reporting date.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The fair value of the restricted shares were assessed using the income approaches / market approaches, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment required complex and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. In addition, the binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of these awards was determined taking into account independent valuation advice.

The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Group uses historical data to estimate pre-vesting options and records share-based compensation expenses only for those awards that are expected to vest.

(z) Comprehensive income/(loss)

The Group applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive loss and its components in a full set of financial statements. Comprehensive loss is defined to include all changes in equity of the Group during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Group’s comprehensive loss includes net loss and other comprehensive loss, which mainly consists of the foreign currency translation adjustment that have been excluded from the determination of net loss.

(aa) Leases

Leases are classified at the inception date as either a capital lease or an operating lease. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease.

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. Payments made under operating lease to the lessors are charged to the consolidated statement of comprehensive loss on a straight-line basis over the lease period. Operating lease expenses recorded in the accompanying consolidated statements of comprehensive loss amounted to RMB102,020, RMB228,478 and RMB490,936 for the years ended December 31, 2016, 2017 and 2018, respectively.

(ab) Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2016, 2017 and 2018, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(ac) Earnings/(Loss) per share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to holders of ordinary shares, considering the accretions to redemption value of the preferred shares, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, unvested restricted shares, restricted share units and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(ad) Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

3. Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” This guidance supersedes current guidance on revenue recognition in Topic 605, “Revenue Recognition.” In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. In August 2015, the FASB issued ASU No. 2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. For publicly-traded business entities that follow U.S. GAAP, the deferral results in the new revenue standards’ being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. The Group adopted this ASU after starting to generate revenue in June 2018.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). The main objective of this update is to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 changes how entities measure certain equity investments and present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. Further, in June 2018, the FASB issued “Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” which provides further guidance on adjustments for observable transaction for equity securities without a readily determinable fair value and clarification on fair value option for liabilities instruments. ASU 2016-01 was effective for annual reporting periods and interim periods within those years beginning after December 15, 2017. The adoption of ASU 2016-01 had no impact on the Group’s consolidated financial statements.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The ASU is effective for reporting periods beginning after December 15, 2018 and interim periods within those fiscal years. The ASU will require lessees to report most leases as assets and liabilities on the balance sheet, while lessor accounting will remain substantially unchanged. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. The Group decides to make this election. The new leases standard also provides lessees with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component. If a lessee makes that accounting policy election, it is required to account for the non-lease components together with the associated lease component as a single lease component and to provide certain disclosures. The Group elects not to adopt this practical expedient. The ASU initially required a modified retrospective transition approach for existing leases, whereby the new leases standard will be applied to the earliest year presented. In July 2018, the FASB issued ASU 2018-11, which provides another transition method, the additional transition method, in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Group will adopt this new guidance by using the additional transition method for the year ended December 31, 2019 and interim periods in the year ended December 31, 2019. Most of leases will continue to be operating leases. Upon the adoption, the Group expects its consolidated balance sheet to include a right of use asset and liability related to substantially all of our lease arrangements. The Group estimated approximately RMB1.8 to 2.0 billion would be recognized as total right-of-use assets and total lease liabilities on the Group’s consolidated balance sheet as of January 1, 2019. Other than disclosed, the Group does not expect the new standard to have a material impact on the Group’s remaining consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). ASU 2016-09 simplifies the accounting for share-based payment transactions specifically related to the tax effects associates with share-based compensation, an accounting policy election to determine how forfeitures are recorded and a change in the presentation requirements in the statement of cash flows. Non-public companies are also granted two additional optional provisions that would provide a practical expedient for determining the expected term and a one-time opportunity to change the measurement basis for all liability-classified awards to intrinsic value. There was no significant impact upon adoption in 2018.

In June 2016, the FASB issued ASU No. 2016-13 (ASU 2016-13), “Financial Instruments – Credit Losses”, which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU 2016-13 is effective for public companies for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group is in the process of evaluating the impact of adopting this guidance.

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments, to reduce the diversity in practice with respect to the classification of certain cash receipts and cash payments on the statement of cash flows. The ASU is effective for interim and annual periods beginning after December 15, 2017. Adoption of the ASU is retrospective. The Group adopted the ASU on January 1, 2018, which did not have a material impact on the consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows: Restricted Cash (Topic 230). The ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard should be applied to each period presented using a retrospective transition method. The adoption of this standard did not have a material impact on the Group’s consolidated financial statements, but resulted in restricted cash being included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

4. Concentration and Risks

(a) Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash and short-term investment. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2017 and 2018, all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. The PRC does not have an official deposit insurance program, nor does it have an agency similar to the Federal Deposit Insurance Corporation (FDIC) in the United States. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents and restricted cash are financially sound based on publicly available information.

(b) Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents and restricted cash denominated in RMB that are subject to such government controls amounted to RMB914,460 and RMB2,051,482 as of December 31, 2017 and 2018, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

(c) Foreign currency exchange rate risk

Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. While the international reaction to the RMB appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against other currencies.

5. Inventory

Inventory consists of the following:

	December 31, 2017	December 31, 2018
Raw materials	44,061	696,005
Work in process	22,262	6,727
Finished Goods	—	723,591
Merchandise	23,141	38,916
Total	89,464	1,465,239

Raw materials as of December 31, 2017 are mainly used for research and development purpose and will be expensed when incurred. In the second quarter of 2018, the Group started selling vehicles and procured raw materials for volume production purpose. As of December 31, 2018, raw materials primarily consist of materials for volume production as well as spare parts used for aftersales services.

Work in progress are mainly used for research and development of new models and will be expensed when incurred. Electric drive systems in production are also recorded as work in progress.

Finished goods include vehicles ready for transit at production factory, vehicles in transit to fulfill customer orders, new vehicles available for immediate sale at our sales and service center locations, and charging piles.

Merchandise inventory includes branded merchandise of NIO which can be redeemed by deducting membership rewards points of customer loyalty program in the Group’s application store.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

6. Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	December 31, 2017	December 31, 2018
Deductible VAT input	456,774	1,018,766
Prepayment to vendors	185,401	333,367
Deposits	12,582	23,321
Other receivables	19,668	138,803
Total	674,425	1,514,257

Prepayment to vendors mainly consist of prepayment for raw materials, prepaid rental for offices and NIO Houses, and prepaid expenses for R&D services provided by suppliers.

7. Property, Plant and Equipment, Net

Property and equipment and related accumulated depreciation were as follows:

	December 31, 2017	December 31, 2018
Construction in process	1,016,643	1,289,611
Mold and tooling	2,619	1,032,685
Leasehold improvements	413,368	653,298
Building and construction	—	481,121
Charging & battery swap infrastructure	—	470,506
Production facilities	134,080	456,569
Computer and electronic equipment	178,534	393,931
R&D equipment	173,741	320,362
Purchased software	135,775	286,034
Others	77,681	146,869
Subtotal	2,132,441	5,530,986
Less: Accumulated depreciation	(221,428)	(677,829)
Total property, plant and equipment, net	1,911,013	4,853,157

The Group recorded depreciation expenses of RMB45,013, RMB165,960 and RMB469,408 for the years ended December 31, 2016, 2017 and 2018, respectively.

8. Intangible Assets, Net

Intangible assets and related accumulated amortization were as follows:

	December 31, 2017			December 31, 2018
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Domain names and others	4,230	(1,017)	3,213	5,269	(1,974)	3,295
License	3,199	(1,955)	1,244	3,161	(2,986)	175
Total intangible assets, net	7,429	(2,972)	4,457	8,430	(4,960)	3,470

The Group recorded amortization expenses of RMB1,074, RMB1,898 and RMB1,988 for the years ended December 31, 2016, 2017 and 2018, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

9. Land Use Rights, Net

Land use rights and related accumulated amortization were as follows:

	December 31, 2017	December 31, 2018
Land use rights	—	216,489
Less: Accumulated amortization—land use rights	—	(2,827)
Total land use rights, net	—	213,662

In June 2018, XPT NJEP entered into an agreement to purchase land use rights for usage of land to build a factory for manufacturing of e-powertrain for the Group.

The Group recorded amortization expenses for land use rights of nil, nil and RMB2,827 for the years ended December 31, 2016, 2017 and 2018, respectively.

10. Other Non-current Assets

Other non-current assets consist of the following:

	December 31, 2017	December 31, 2018
Long-term deposits	80,168	616,199
Receivables of installment payments for battery	—	574,677
Prepayments for purchase of property and equipment	50,882	159,341
Others	91	62,613
Total	131,141	1,412,830

Long-term deposit mainly consists of deposits to vendors for guarantee of production capacity as well as rental deposit for offices and NIO Houses which will not be collectible within one year.

11. Accruals and Other Liabilities

Accruals and other liabilities consist of the following:

	December 31, 2017	December 31, 2018
Payables for purchase of property and equipment	410,726	1,027,377
Payable for R&D expenses	247,923	437,731
Payables for marketing events	37,933	423,953
Salaries and benefits payable	170,274	402,163
Accrued expenses	199,087	308,486
Advance from customers	68,439	233,767
Current portion of deferred revenue	—	108,250
Current portion of deferred construction allowance	—	87,330
Investment deposit from investors	—	47,124
Warranty	—	46,574
Payables for traveling expenses	10,678	43,147
Interest payables	24,320	2,584
Non-recourse loan	55,028	—
Other payables	61,184	215,195
Total	1,285,592	3,383,681

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

12. Borrowings

Borrowings consist of the following:

	December 31, 2017	December 31, 2018
Short-term borrowing	28,787	1,870,000
Current portion of long-term borrowings	—	198,852
Long-term borrowings:
Bank loan	454,901	766,592
Loan from joint investor	187,500	401,420
Total	671,188	3,236,864

As of December 31, 2017, we obtained two short-term borrowings of RMB28,787 in aggregate. The annual interest rate of these borrowings is approximately 4.57% to 4.87%.

As of December 31, 2018, we obtained short-term borrowings from ten banks of RMB1,870,000 in aggregate collateralized by bank deposit of RMB1,375,000 classified as short-term investment provided by one of our wholly-owned subsidiaries. The annual interest rate of these borrowings is approximately 4.35% to 5.22%.

On May 17, 2017, the Group entered into a secured loan agreement with the Bank of Nanjing of a facility amount of RMB685,000 with a maturity date of May 17, 2022. As of December 31, 2017 and 2018, the aggregated draw amounted to RMB454,901 and RMB674,279, respectively. The annual interest rate of these borrowings is approximately 4.75% to 5.80%. The loan was guaranteed by Nanjing Xingzhi as an incentive for XPT NJES to continue doing business in the respective region. There is no restrictive financial covenants attached to the loan.

On September 28, 2017, the Group entered into a loan agreement with China Merchants Bank of a facility amount of RMB200,000 with a maturity date of September 27, 2019.   As of December 31, 2018, the aggregated draw amounted to RMB99,500 subject to a floating interest of 10% to 18% above the benchmark interest rate of three-year RMB loan announced by PBOC.

On February 2, 2018, the Group entered into a loan agreement with China CITIC Bank of a principal of RMB50,000 with a maturity date of February 1, 2021. As of December 31, 2018, the aggregated draw amounted to RMB49,750 subject to a floating interest rate of 10% above the average quoted interest rate of one-year RMB loan announced by the National Interbank Funding Center.

On May 14, 2018, the Group entered into a loan agreement with Bank of Shanghai of a facility amount of RMB1,500,000 with a maturity date of December 15, 2025. As of December 31, 2018, the aggregated draw amounted to RMB27,000 subject to a floating interest rate of 20% above the benchmark interest rate of five-year RMB loan announced by PBOC.

On August 17, 2018, the Group entered into a loan agreement with China CITIC Bank of a principal of RMB50,000 with a maturity date of March 7, 2021. As of December 31, 2018, the aggregated draw amounted to RMB50,000 subject to a floating interest rate of 26% above the average quoted interest rate of one-year RMB loan announced by the National Interbank Funding Center.

On November 30, 2018, the Group entered into a loan agreement with Bank of Shanghai of a principal of RMB5,200 with a maturity date of November 30, 2021. As of December 31, 2018, the aggregated draw amounted to RMB5,115 subject to a floating interest rate of 30% above the average quoted interest rate of three-year RMB loan announced by PBOC.

On December 20, 2018, the Group entered into a loan agreement with Bank of Shanghai of a principal of RMB19,800 with a maturity date of November 30, 2021. The loan is subject to a floating interest rate of 30% above the average quoted interest rate of three-year RMB loan announced by PBOC.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

On December 24, 2018, the Group entered into a loan agreement with Bank of Shanghai of a principal of RMB40,000 with a maturity date of November 30, 2021. The loan is subject to a floating interest rate of 30% above the average quoted interest rate of three-year RMB loan announced by PBOC.

On September 7, 2016, the Group entered into a joint investment agreement with Nanjing Xingzhi Technology Industry Development Co., Ltd (“Nanjing Xingzhi”, formerly known as Nanjing Zijin (New Harbor) Technology Entrepreneurial Special Community Construction Development Co., Ltd). Nanjing Xingzhi invested in XPT NJES, a subsidiary of the Group, with a contribution of RMB37,500. According to the agreement, the annual rate of return on investment of Nanjing Xingzhi equals the benchmark interest rate of one-year RMB loan announced by PBOC. Given Nanjing Xingzhi does not bear the risk of the losses and only entitles to fixed interest income, the Group regarded it a loan in substance and recorded it in liability with the interest expenses amortized through the period. On May 16, 2018, the Group entered into an agreement with Nanjing Xingzhi to purchase Nanjing Xingzhi’s shareholding in XPT NJES at a price of RMB41,773, which approximately the entire principal plus interest accrued so far.

On May 18, 2017, the Group entered into a joint investment agreement with Wuhan Donghu New Technology Development Zone Management Committee (“Wuhan Donghu”) to set up a joint venture entity (the “PE WHJV”). Wuhan Donghu subscribed for RMB384,000 paid in capital in PE WHJV with 49% of the shares. On June 30, 2017, September 29, 2017 and April 16, 2018, Wuhan Donghu injected RMB50,000, RMB100,000 and RMB234,000 in cash to PE WHJV, respectively. Pursuant to the investment agreement, Wuhan Donghu does not have substantive participating rights to PE WHJV, nor is allowed to transfer its equity interest in PE WHJV to other third party. In addition, within five years or when the net assets of PE WHJV is less than RMB550,000, the Group is obligated to purchase from Wuhan Donghu all of its interest in PE WHJV at its investment amount paid plus interest at the current market rate announced by PBOC. As such, the Group consolidates PE WHJV. The investment by Wuhan Donghu is accounted for as a loan because it is only entitled to fixed interest income and subject to repayment within five years or upon the financial covenant violation. As of December 31, 2017 and 2018, nil and RMB17,420 of interest were accrued at the benchmark rate of medium and long-term loan announced by PBOC.

13. Other Non-Current Liabilities

Other non-current liabilities consist of the following:

	December 31, 2017	December 31, 2018

Deferred government grants	30,416	351,896
Deferred revenue	—	193,524
Warranty	—	130,719
Rental payable	48,926	129,995
Deferred construction allowance	61,771	124,678
Total	141,113	930,812

Deferred government grants mainly consist of specific government subsidies for purchase of land use right and buildings, product development and renewal of production facilities.

Rental payable represents the difference between the straight-line rental expenses and the actual rental fee paid for long term rental agreements.

Deferred construction allowance consists of long-term payable of construction projects, with payment terms over one year.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

14. Revenues

Revenues by source consists of the following:

	For the Year Ended December 31,
	2016	2017	2018
Vehicle sales	—	—	4,852,470
Sales of charging pile	—	—	82,184
Sales of Packages	—	—	10,220
Others	—	—	6,297
Total	—	—	4,951,171

 15. Deferred Revenue

The following table shows a reconciliation in the current reporting period related to carried-forward deferred revenue.

	For the Year Ended December 31
	2016	2017	2018
Deferred revenue – beginning of year	—	—	—
Additions	—	—	384,116
Recognition	—	—	(82,342)
Deferred revenue – end of year	—	—	301,774

Deferred revenue mainly includes the transaction price allocated to the performance obligations that are unsatisfied, or partially satisfied, which mainly arises from the undelivered charging pile, the vehicle internet connection service, the extended lifetime warranty service as well as the points offered to customers embedded in the ES8 sales contract, with unrecognized deferred revenue balance of nil and RMB181,539 as of December 31, 2017 and 2018.

Deferred revenue also includes the reimbursement from a depository bank in connection with the advancement of the Company’s ADR and investor relations programs in the next five years. The Company initially recorded the payment from the depository bank as deferred revenue and then recognized as other gain over the beneficial period, with unrecognized deferred revenue balance of nil and RMB99,684 as of December 31, 2017 and 2018.

The Group expects that 36% of the transaction price allocated to unsatisfied performance obligation as at December 31, 2018 will be recognized as revenue during the period from January 1, 2019 to December 31, 2019. The remaining 64% will be recognized during the period from January 1, 2020 to December 31, 2023.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

16. Manufacturing in collaboration with JAC

The Group entered into an arrangement with JAC for the manufacture of the ES8 for five years in May 2016. Pursuant to the arrangement, JAC will build up a new manufacturing plant (“Hefei Manufacturing Plant”) and is responsible for the equipment used on the product line while NIO is responsible for the tooling. For each vehicle produced the Group will pay processing fee to JAC on a per-vehicle basis monthly for the first three years on the basis that NIO will provide all the raw materials to JAC. In addition, for the first 36 months after agreed time of start of production, which is April 2018, the Group will compensate JAC operating losses incurred in Hefei Manufacturing Plant. For the years ended December 31, 2016, 2017 and 2018, JAC charged the Group nil, nil and RMB126,425, respectively, based on the actual losses incurred in Hefei Manufacturing Plant during the same periods, which was recorded into cost of sales.

17. Research and Development Expenses

Research and development expenses consist of the following:

	Year Ended December 31,
	2016	2017	2018
Employee compensation	451,284	1,004,835	1,850,886
Design and development expenses	948,753	1,455,297	1,827,980
Travel and entertainment expenses	27,085	60,622	104,949
Depreciation and amortization expenses	7,819	38,940	103,427
Rental and related expenses	10,485	12,367	33,105
Others	19,927	30,828	77,595
Total	1,465,353	2,602,889	3,997,942

18. Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of the following:

	Year Ended December 31,
	2016	2017	2018
Employee compensation	473,302	929,928	2,256,455
Marketing and promotional expenses	239,549	523,535	1,158,519
Professional services	133,368	238,740	578,469
Rental and related expenses	91,535	216,111	450,113
Depreciation and amortization expenses	38,268	128,918	249,765
Travel and entertainment expenses	32,572	71,278	197,187
IT consumable, office supply and other low value consumable	21,621	114,668	167,323
Others	106,972	127,529	283,959
Total	1,137,187	2,350,707	5,341,790

19. Acquisition and Investment in Equity Investees

On June 1, 2017, the Company entered into an agreement with the minority shareholder of NIO Sport for the purchase of the remaining 45% shares of NIO Sport at total consideration of US$4,000 and GBP200 (RMB28,417 equivalent in total). The Company recorded the difference between the carrying amount of the non-controlling interest and the consideration paid in accumulated deficit.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20. Convertible Promissory Note

On February 16, 2017, the Company issued convertible promissory note (“the Note”) in the aggregated principal amount of US$48,000 (RMB312,624 equivalent) to one of its existing convertible redeemable preferred shareholder with compounding interest at 15% per annum, maturing 90 days after the issuance date. Pursuant to the Note agreements, the holders of the Note may (i) convert the outstanding principal and accrued interest of the Note into the most recent round of equity security at a conversion price equal to 97% of the per share price paid by the investors in the event that the Company issues and sells equity security to investors on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least US$100,000 (“Qualified Financing”), however, the Company and the Note holder both agreed that the 3% discount on the price shall not be applicable to the Series C Convertible Redeemable Preferred Shares (“Series C Preferred Shares”), or (ii) convert the outstanding principal and accrued interest of the Note into Series B Convertible Redeemable Preferred Shares (“Series B Preferred Shares”) of the Company at a conversion price of US$2.751 per share if no Qualified Financing occurred before prior to the maturity date. The Company may elect to repay the accrued interests in cash under either way. The issuance cost for the Note was immaterial. On May 17, 2017, the Note was fully repaid in cash together with the accrued interest of US$1,800 (RMB12,389 equivalent).

21. Convertible Redeemable Preferred Shares

In March 2015, the Company issued 165,000,000 shares of Series A-1 convertible redeemable preferred shares (“Series A-1 Preferred Shares”) for US$1.00 per share for cash of US$165,000. The total consideration was paid in three instalments and were fully paid in January 2017. In March and May 2015, the Company issued 130,000,000 shares of Series A-2 convertible redeemable preferred shares (“Series A-2 Preferred Shares”) for US$1.00 per share for cash of US$130,000. In September 2015, the Company issued 24,210,431 shares of Series A-3 Preferred Shares for US$1.6522 per share for cash of US$40,000. The Series A-1, A-2 and A-3 Preferred Shares are collectively referred to as the “Series A Preferred Shares”.

In June, July, August, September 2016 and February 2017, the Company issued 114,867,321 shares of Series B convertible redeemable preferred shares (“Series B Preferred Shares”) for US$2.751 per share for cash of US$316,000.

In March, April, May and July 2017, the Company issued 166,205,830 shares of Series C convertible redeemable preferred shares (“Series C Preferred Shares”) for US$3.885 per share for cash of US$645,709.

In November and December 2017, the Company issued 211,156,415 shares of Series D convertible redeemable preferred shares (“Series D Preferred Shares”) for US$5.353 per share for cash of US$1,130,320. US$12,000 out of the total consideration from one of the investor was not paid until March 28, 2018 and it was treated as a reduction of Series D Preferred Shares until it was paid. In addition, a finder’s commission of US$26,000 was incurred for the Series D Preferred Shares financing. The Company paid 50% of the commission in cash amounted US$13,000 and the remaining 50% by issuance of 2,428,588 shares of Series D Preferred Shares for free to the financial advisory. The total of the finder’s commission was also recorded as an issuance cost as a deduction of the preferred shares.

The Series A-1, A-2, A-3, B, C and D Preferred Shares are collectively referred to as the “Preferred Shares”. All series of Preferred Shares have the same par value of US$0.00025 per share.

The Company classified the Preferred Shares in the mezzanine section of the consolidated balance sheets because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control, that being the Company’s failure to complete a QIPO by December 31, 2021. The Preferred Shares are recorded initially at fair value, net of issuance costs. The issuance costs for Series A-1, A-2, A-3, B, C, and D were RMB1,892, RMB1,177, RMB1,296, RMB11,857, RMB10,039 and RMB6,033 (US$301, US$189, US$208, US$1,782, US$1,489 and US$901, equivalent).

The major rights, preferences and privileges of the Preferred Shares are as follows:

Voting Rights

The holders of the Preferred Shares shall have the right to one vote for each ordinary share into which each outstanding Preferred Share held could then be converted. The holders of the Preferred Shares vote together with the Ordinary Shareholders, and not as a separate class or series, on all matters put before the shareholders. The holders of the Preferred Shares are entitled to appoint a total of 10 out of 11 directors of the Board.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Dividends

Subject to the approval and declaration by the Board of Directors, the holders of the Preferred Shares (exclusive of unpaid shares) are entitled to receive dividends in the following order:

•	Series D Preferred Shareholders are entitled to receive dividends at an amount equal to 5% of the issue price prior to and in preference to any dividend on the Series C preferred Shares, Series B preferred shares, Series A Preferred Shares and ordinary shares;

•	Series C Preferred Shareholders are entitled to receive dividends at an amount equal to 5% of the issue price prior to and in preference to any dividend on the Series B preferred shares, Series A Preferred Shares and ordinary shares;

•	Series B Preferred Shareholders are entitled to receive dividends at an amount equal to 5% of the issue price prior to and in preference to any dividend on the Series A Preferred Shares and ordinary shares;

•	Series A Preferred Shareholders are entitled to receive dividends at an amount equal to 5% of the issue price prior to and in preference to any ordinary shares;

•	any remaining dividends shall be distributed on a pro rata basis to holders of all the Preferred Shares and ordinary shares on a fully diluted and as-if converted basis.

No dividends on preferred and ordinary shares have been declared since the issuance date through December 31, 2017 and 2018.

Liquidation

In the event of any liquidation, the holders of Preferred Shares have preference over holders of ordinary shares with respect to payment of dividends and distribution of assets. Upon Liquidation, Series D Preferred Shares shall rank senior to Series C Preferred Shares, Series C Preferred Shares shall rank senior to Series B Preferred Shares, Series B Preferred Shares shall rank senior to Series A-3 Preferred Shares, Series A-3 Preferred Shares shall rank senior to Series A-1 and A-2 Preferred Shares, Series A-1 and A-2 Preferred Shares shall rank senior to ordinary shares.

The holders of Preferred Shares (exclusive of unpaid shares) shall be entitled to receive an amount per share equal to (A) an amount equal to the higher of (1) 100% of the original issue price of such Preferred Shares, and (2) the amount that would be payable on such Preferred Shares if converted into ordinary shares immediately before such Liquidation; and (B) the amount of all declared but unpaid dividends on such Preferred Shares based on such holder’s pro rata portion of the total number of the Preferred Shares. If there are still assets of the Company legally available for distribution, such remaining assets of the Company shall be distributed to the holders of issued and outstanding Ordinary Shares on pro rata basis among themselves.

Conversion

The Preferred Shares (exclusive of unpaid shares) would automatically be converted into common shares 1) upon a QIPO; or 2) upon the written consent of the holders of a majority of the outstanding Preferred Share of each class with respect to conversion of each class.

The initial conversion ratio of Preferred Shares to ordinary shares shall be 1:1, subject to adjustments in the event of (i) share splits, share dividends, combinations, recapitalization and similar events, or (ii) issuance of Ordinary Shares (excluding certain events such as issuance of ordinary shares pursuant to a public offering) at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance.

The Company determined that there were no beneficial conversion features identified for any of the Preferred Shares during any of the periods. In making this determination, the Company compared the fair value of the ordinary shares into which the Preferred Shares are convertible with the respective effective conversion price at the issuance date. In all instances, the effective conversion price was greater than the fair value of the ordinary shares. To the extent a conversion price adjustment occurs, as described above, the Company will re-evaluate whether or not a beneficial conversion feature should be recognized.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Redemption

The Company shall redeem, at the option of any holder of outstanding Preferred Shares, all of the outstanding Preferred Shares (other than the unpaid shares) held by the requesting holder, at any time after the earliest to occur of (a) December 31, 2021, if no QIPO or Approved Sale has been consummated prior to such date, (b) any material change in applicable law that would prohibit or otherwise make it illegal to continue to operate the business under the then-existing equity structure of the Group, which could not be solved by alteration or adjustment of the equity structure of the Group after good faith consultation among the Company and its shareholders, (c) the early termination of employment or service contracts of no less than 30% of the certain key employees (or subsequent persons holding their respective positions) with the Group during any six-month period (excluding any early termination with cause) which has resulted in material adverse effect with respect to the Business of the Group as a whole, and (d) termination or disruption of the business of the Group as a whole, which is attributable to any Group Company’s non-compliance with applicable laws or breach or early termination of material business contracts or business arrangements with any supplier, clients or otherwise (any matter or event as described in items (a) to (d), hereinafter a “Redemption Event”), or (e) any other Preferred Share holder has requested the Company to redeem its shares in any Redemption Event by delivery of a notice.

The redemption amount payable for each Preferred Share (other than the unpaid shares) will be an amount equal to the greater of (a) 100% of the Preferred Shares’ original issue price, plus all accrued but unpaid dividends thereon up to the date of redemption and compound interest on the preferred shares’ original issue price at the rate of 8% per annum, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations, mergers or similar transactions, and (b) the fair market value of such Preferred Shares at the date of redemption.

Upon the redemption, Series D Preferred Shares shall rank senior to Series C Preferred Shares, Series C Preferred Shares shall rank senior to Series B Preferred Shares, Series B Preferred Shares shall rank senior to Series A-3 Preferred Shares, Series A-3 Preferred Shares shall rank senior to Series A-1 and A-2 Preferred Shares, Series A-1 and A-2 Preferred Shares shall rank pari passu to each other.

Conversion upon IPO

On September 14, 2018, in connection with the completion of IPO, all of the Preferred Shares were automatically converted to 821,378,518 ordinary shares based on the aforementioned conversion price.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Accounting for Preferred Shares

The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to September 12, 2018, the earliest redemption date. According to the redemption price calculation described above, the Company recognized accretion of the Preferred Shares amounted to RMB981,233, RMB2,576,935 and RMB13,667,291 for the years ended December 31, 2016, 2017 and 2018.

The Company's convertible redeemable preferred shares activities for the years ended December 31, 2016, 2017 and 2018 are summarized below.:

	Series A-1 & A-2		Series A-3		Series B		Series C		Series D		Total
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)
Balances as of January 1, 2016	295,000,000	1,340,034	24,210,431	276,695	—	—	—	—	—	—	319,210,431	1,616,729
Proceeds from Series A-1 Preferred Shares	—	401,478	—	—	—	—	—	—	—	—	—	401,478
Issuance of preferred shares	—	—	—	—	102,144,675	1,862,134	—	—	—	—	102,144,675	1,862,134
Accretion on convertible redeemable preferred shares to redemption value	—	798,481	—	29,983	—	152,769	—	—	—	—	—	981,233
Balances as of December 31, 2016	295,000,000	2,539,993	24,210,431	306,678	102,144,675	2,014,903	—	—	—	—	421,355,106	4,861,574
Proceeds from Series A-1 Preferred Shares	—	266,511	—	—	—	—	—	—	—	—	—	266,511
Issuance of preferred shares	—	—	—	—	12,722,646	240,066	166,205,830	4,398,313	213,585,003	7,314,387	392,513,479	11,952,766
Accretion on convertible redeemable preferred shares to redemption value	—	2,205,227	—	120,451	—	40,011	—	56,283	—	154,963	—	2,576,935
Balances as of December 31, 2017	295,000,000	5,011,731	24,210,431	427,129	114,867,321	2,294,980	166,205,830	4,454,596	213,585,003	7,469,350	813,868,585	19,657,786

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

	Series A-1 & A-2		Series A-3		Series B		Series C		Series D		Total
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)
Balances as of December 31, 2017	295,000,000	5,011,731	24,210,431	427,129	114,867,321	2,294,980	166,205,830	4,454,596	213,585,003	7,469,350	813,868,585	19,657,786
Issuance of Series A-3 Preferred Shares (note 24(c))	—	—	7,509,933	—	—	—	—	—	—	—	7,509,933	—
Proceeds from Series D Preferred Shares	—	—	—	—	—	—	—	—	—	78,651	—	78,651
Accretion on convertible redeemable preferred shares to redemption value	—	7,091,163	—	565,979	—	2,417,979	—	2,375,943	—	1,216,227	—	13,667,291
Conversion of Series A-1 and A-2 Preferred Shares to Ordinary shares	(295,000,000)	(12,102,894)	—	—	—	—	—	—	—	—	(295,000,000)	(12,102,894)
Conversion of Series A-3 Preferred Shares to Ordinary shares	—	—	(31,720,364)	(993,108)	—	—	—	—	—	—	(31,720,364)	(993,108)
Conversion of Series B Preferred Shares to Ordinary shares	—	—	—	—	(114,867,321)	(4,712,959)	—	—	—	—	(114,867,321)	(4,712,959)
Conversion of Series C Preferred Shares to Ordinary shares	—	—	—	—	—	—	(166,205,830)	(6,830,539)	—	—	(166,205,830)	(6,830,539)
Conversion of Series D Preferred Shares to Ordinary shares	—	—	—	—	—	—	—	—	(213,585,003)	(8,764,228)	(213,585,003)	(8,764,228)
Balances as of December 31, 2018	—	—	—	—	—	—	—	—	—	—	—	—

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22. Redeemable non-controlling interests

XPT (Jiangsu) Automotive Technology Co., Ltd. (“XPT Auto”), the Group’s wholly owned subsidiary had its redeemable preferred share (“XPT Auto PS”) financing of RMB1,269,900 to certain third party strategic investors in the second quarter of 2018. These third party strategic investors’ contributions in XPT Auto were accounted for as the Group’s redeemable non-controlling interests, and were classified as Mezzanine equity. Pursuant to XPT Auto’s share purchase agreement, the XPT Auto PS issued to third party strategic investors have the same rights as the existing ordinary shareholder of XPT Auto except that they have following privileges:

Redemption

The holders of XPT Auto PS have the option to request XPT Auto to redeem those shares under certain circumstance: (1) a qualified initial public offering of XPT Auto has not occurred by the fifth anniversary after the issuance of XPT Auto PS; (2) XPT Auto doesn’t meet its performance target (revenue and net profit) for each of the year during FY2019 and FY2023; or (3) a deadlock event lasts for 60 working days and cannot be resolved.

The redemption price should be equal to the original issue price plus simple interest on the original issue price at the rate of 10% per annum minus the dividends paid up to the date of redemption.

Liquidation

In the event of any liquidation, the holders of XPT Auto PS have preference over holders of ordinary shares. On a return of capital on liquidation, XPT Auto’s assets available for distribution among the investors shall first be paid to XPT Auto PS investors at the amount equal to the original issue price plus simple interest on the original issue price at the rate of 10% per annum minus the dividends paid up to the date of liquidation. The remaining assets of XPT Auto shall all be distributed to its ordinary shareholders.

The Company recognized accretion to the respective redemption value of the XPT Auto PS over the period starting from issuance date. As of December 31, 2018, RMB1,265,900 out of the total consideration was paid by those investors and the remaining RMB4,000 were still outstanding.

23. Ordinary Shares

Upon inception, each ordinary share was issued at a par value of US$0.00025 per share. Various numbers of ordinary shares were issued to share-based compensation award recipients. As of December 31, 2017, the authorized share capital of the Company is US$500 divided into 2,000,000,000 shares, comprising of: 1,151,269,325 Ordinary Shares, 165,000,000 Series A-1 Preferred Shares, 130,000,000 Series A-2 Preferred Shares, 31,720,364 Series A-3 Preferred Shares, 114,867,321 Series B Preferred Shares, 167,142,990 Series C Preferred Shares, 240,000,000 Series D Preferred Shares, each at a par value of US$0.00025 per share. As of December 31, 2018, the authorized share capital of the Company is US$1,000 divided into 4,000,000,000 shares, comprising of: 2,500,000,000 Class A Ordinary Shares, 132,030,222 Class B Ordinary Shares, 148,500,000 Class C Ordinary Shares, each at a par value of US$0.00025 per share, and 1,219,469,778 shares of a par value of US$0.00025 each of such class or classes as the board of directors may determine.

As of December 31, 2017 and 2018, 1,151,269,325 and 4,000,000,000 ordinary shares were authorized, respectively, 36,727,350 and 1,057,731,012 shares were issued and 23,850,343 and 1,050,799,032 shares were outstanding as of December 31, 2017 and 2018, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

24. Share-based Compensation

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	For the Year Ended December 31,
	2016	2017	2018
Cost of sales	—	—	9,289
Research and development expenses	14,484	23,210	109,124
Selling, general and administrative expenses	62,200	67,086	561,055
Total	76,684	90,296	679,468

There was no income tax benefit recognized in the consolidated statements of comprehensive loss for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets in the years ended December 31, 2016, 2017 and 2018.

(a) Prime Hubs’ Restricted Shares Plan

In 2015, the Company adopted the Prime Hubs Restricted Shares Plan (the “Prime Hubs Plan”). Pursuant to the Prime Hubs Plan, restricted shares were granted to certain employees and non-employee consultants of the Group as approved by the board of directors. The restricted shares granted require the non-employee consultants to serve the Group for a period of one year with 100% of the restricted shares vesting upon the completion of the service period and the employees to serve the group for a period of four years with 25% of the restricted shares vesting at each anniversary of the service commencement date. The restricted shares issued under the Prime Hubs Plan are held by Prime Hubs, a consolidated variable interest entity of the Company, and are accounted for as treasury stocks of the Company prior to their vesting.

The following table summarizes activities of the Company’s restricted shares granted to employees under the Prime Hubs Plan:

(i) Employees

Employees	Number of Shares Outstanding	Weighted Average Grant Date Fair Value
		US$
Unvested as of December 31, 2015	13,450,000	0.72
Vested	(3,362,500)	0.72
Forfeited	(1,687,500)	0.72
Unvested as of December 31, 2016	8,400,000	0.72
Granted	2,000,000	2.05
Vested	(3,133,329)	0.84
Forfeited	(208,333)	0.72
Unvested as of December 31, 2017	7,058,338	1.04
Vested	(7,058,338)	1.04
Unvested as of December 31, 2018	—	—

In August 2018, the Company agreed to repurchase 562,500 vested Prime Hubs restricted shares from a former employee who passed away with total cash consideration of RMB7,490 at the fair value.

For the years ended December 31, 2016, 2017 and 2018, total share-based compensation expenses recognized for the employee restricted shares granted under the Prime Hubs Plan were RMB8,435, RMB20,572 and RMB39,560, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

As of December 31, 2017 and 2018, there were RMB37,651 and nil of unrecognized share-based compensation expenses related to the employee restricted shares granted under the Prime Hubs Plan. Such unrecognized expenses are expected to be recognized over a weighted-average period of 1.69 and zero years, respectively, as of December 31, 2017 and 2018.

(ii) Non-Employees

Non-Employees	Number of Shares Outstanding	Weighted Average Grant Date Fair Value
		US$
Unvested as of December 31, 2015	2,950,000	1.25
Vested	(2,950,000)	1.25
Unvested as of December 31, 2016, 2017 and 2018	—	—

In January 2017, the Company agreed to repurchase 250,000 vested Prime Hubs restricted shares from a non-employee with total cash consideration of RMB1,686.

For the years ended December 31, 2016, 2017 and 2018, total share-based compensation expenses recognized for the non-employee restricted shares granted the Prime Hubs Plan were RMB24,532, nil and nil, respectively.

As of December 31, 2016, all share-based compensation expenses related to the non-employee restricted shares granted the Prime Hubs Plan had been recognized.

(b) NIO Incentive Plans

In 2015, the Company adopted the 2015 Stock Incentive Plan (the “2015 Plan”), which allows the plan administrator to grant options and restricted shares of the Company to its employees, directors, and consultants.

The Company granted both share options and restricted shares to the employees. The share options and restricted shares of the Company under 2015 Plan have a contractual term of ten years from the grant date, and vest over a period of four years of continuous service, one fourth (1/4) of which vest upon the first anniversary of the stated vesting commencement date and the remaining vest rateably over the following 36 months. Under the 2015 plan, share options granted to the non-NIO US employees of the Group are only exercisable upon the occurrence of an initial public offering by the Company.

In 2016 and 2017, the Board of Directors further approved the 2016 Stock Incentive Plan (the “2016 Plan”) and the 2017 Stock Incentive Plan (the “2017 Plan”). The share options of the Company under 2016 and 2017 Plan have a contractual term of seven or ten years from the grant date, and vest immediately or over a period of four or five years of continuous service.

As of December 31, 2017, the Group had not recognized any share-based compensation expenses for options granted to the non-NIO US employees of the Group, because the Company is unable to determine if it is probable that the performance conditions will be satisfied until the event occurs. As a result, the share-based compensation expenses for these options that are only exercisable upon the occurrence of the Company’s initial public offering will be recognized using the graded-vesting method upon the consummation of the initial public offering. The Group recognized the share options and restricted shares of the Company granted to the employees of NIO US on a straight-line basis over the vesting term of the awards, net of estimated forfeitures.

Upon completion of the Company’s IPO on September 12, 2018, share-based compensation expenses for options granted to the non-NIO US employees of the Group were recognized by using the graded-vesting method.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(i) Share Options

The following table summarizes activities of the Company’s share options under the 2015, 2016 and 2017 Plans for the years ended December 31, 2016, 2017 and 2018:

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	In Years	US$
Outstanding as of December 31, 2015	—	—	—	—
Granted	53,576,606	0.32	—	—
Cancelled	(945,346)	0.39	—	—
Expired	(7,706)	0.10	—	—
Outstanding as of December 31, 2016	52,623,554	0.32	8.30	51,506
Granted	13,460,477	1.46	—	—
Exercised	(2,723,540)	0.39	—	—
Cancelled	(5,236,562)	0.44	—	—
Expired	(348,015)	0.25	—	—
Outstanding as of December 31, 2017	57,775,914	0.57	8.52	114,299
Granted	47,216,792	2.79	—	—
Exercised	(7,732,317)	0.40	—	—
Cancelled	(5,498,453)	1.17	—	—
Expired	(687,796)	0.62	—	—
Outstanding as of December 31, 2018	91,074,140	1.69	8.23	425,988
Vested and expected to vest as of December 31, 2016	50,782,627	—	—	49,245
Exercisable as of December 31, 2016	1,297,535	—	—	1,336
Vested and expected to vest as of December 31, 2017	55,832,678	—	—	107,299
Exercisable as of December 31, 2017	5,089,894	—	—	11,070
Vested and expected to vest as of December 31, 2018	99,702,386	—	—	467,127
Exercisable as of December 31, 2018	32,959,964	—	—	185,787

The weighted-average grant date fair value for options granted under the Company’s 2015, 2016 and 2017 Plans during the years ended December 31, 2016, 2017 and 2018 was US$0.90, US$1.21 and US$1.93, respectively, computed using the binomial option pricing model.

The total share-based compensation expenses recognized for share options during the years ended December 31, 2016, 2017 and 2018 was RMB17,998, RMB30,127 and RMB437,320 respectively.

The fair value of each option granted under the Company’s 2015, 2016 and 2017 Plans during 2016, 2017 and 2018 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	2016	2017	2018
Exercise price (US$)	0.10-0.61	0.61-2.55	0.10 - 6.74
Fair value of the ordinary shares on the date of option grant (US$)	0.96-1.30	1.30-2.55	3.38 - 6.74
Risk-free interest rate	1.46%-1.78%	2.31%-2.40%	2.74% - 3.15%
Expected term (in years)	10	10	7 - 10
Expected dividend yield	0%	0%	0%
Expected volatility	54%	51%-52%	47% - 51%
Expected forfeiture rate (post-vesting)	5%	5%	5% - 8%

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. The Company has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

As of December 31, 2017 and 2018, there were RMB58,444 and RMB17,101 of unrecognized compensation expenses related to the stock options granted to the employees of NIO US, which is expected to be recognized over a weighted-average period of 2.53 and 2.67 years, respectively.

As of December 31, 2017, there were RMB275,473 of unrecognized compensation expenses related to the stocks options granted to the Group’s non-NIO US employees with a performance condition of an IPO, out of which, unrecognized compensation expenses of RMB138,884 related to options for which the service condition had been met and are expected to be recognized when the performance target of an IPO is achieved.

As of December 31, 2018, there were RMB50,279 of unrecognized compensation expenses related to the stocks options granted to the Group’s non-NIO US employees which is expected to be recognized over a weighted-average period of 3.02 years.

(ii) Restricted shares

The fair value of each restricted share granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

The following table summarizes activities of the Company’s restricted shares to US employees under the 2015 plan:

	Number of Restricted Shares Outstanding	Weighted Average Grant Date Fair Value
		US$
Unvested at December 31, 2015	—	—
Granted	3,103,809	0.96
Vested	(960,958)	0.96
Forfeited	(305,464)	0.96
Unvested at December 31, 2016	1,837,387	0.96
Vested	(470,015)	0.96
Forfeited	(254,395)	0.96
Unvested at December 31, 2017	1,112,977	0.96
Vested	(608,406)	0.96
Forfeited	(63,058)	0.96
Unvested at December 31, 2018	441,513	0.96

As of December 31, 2017 and 2018, there were RMB6,095 and RMB2,812 of unrecognized compensation expenses related to restricted shares granted to the employees of NIO US, which is expected to be recognized over a weighted-average period of 1.75 and 0.75 years, respectively.

Share-based compensation expenses of RMB6,137, RMB4,151 and RMB3,790 related to restricted shares granted to the employees of NIO US was recognized for the years ended December 31, 2016, 2017 and 2018, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The following table summarizes activities of the Company’s restricted shares to non-US employees under the 2016 and 2017 plan:

	Number of Restricted Shares Outstanding	Weighted Average Grant Date Fair Value
		US$
Unvested at December 31, 2017	—	—
Granted	509,001	6.72
Vested	(445,104)	6.74
Unvested at December 31, 2018	63,897	6.60

As of December 31, 2018, there were RMB2,798 of unrecognized compensation expenses related to restricted shares granted to the non-US employees, which is expected to be recognized over a weighted-average period of 1.70 years.

Share-based compensation expenses of nil, nil and RMB20,323 related to restricted shares granted to the non-US employees was recognized for the years ended December 31, 2016, 2017 and 2018.

(c) Non-recourse Loan

In November 2015, the Company issued an offer letter to one of its key management team member (“the Borrower”). In the offer letter, the Company offered the Borrower to purchase 7,509,933 Series A-3 Preferred Shares of the Company at the price of US$1.6522 per share, which equals to the purchase price same class of preferred shares by other third party investors in the most recent round of financing prior to the offer letter. In addition, the Company agreed to provide a loan in the amount of US$12,408 with an interest rate of 1.8% compounded semiannually to paid for the fund the purchase of such Series A-3 Preferred Shares by the Borrower (“the Loan”). The Loan agreement was signed on March 10, 2016. The Loan is subject to a three-year service condition with 25% immediately vested on the grant date and 25% cliff vesting annually. The Borrower’s personal liability on the Loan, and the Company’s recourse against the Borrower personally on the Loan, shall be limited to 50% of the then-outstanding principal amount of the Loan, including any interest accrued thereon.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

In June 2018, the Borrower repaid the loan pursuant to the agreement, including the interest accrued, to the Company, amounting to RMB82,863. By the time of the repayment, 75% of the Award was vested and considered as exercised while 25% remained as unvested.

Pursuant to ASC 718, the Company accounted for the Loan as a stock liability (the “Award”). Given the underlying of the Award is Series A-3 Preferred Shares, it was treated as a liability award following ASC 480. The Award was initially recognized at fair value and subsequently re-measured by recognizing the change in fair value as an adjustment to the compensation costs. The fair value of the Award granted was estimated on each reporting date using the Black-Scholes option pricing model with the assumptions (or ranges thereof) in the following table:

	2016	2017	2018
Exercise price	1.83	1.82	1.74
Fair value of the Preferred Shares on the measurement date	1.80	2.70	4.54
Risk-free interest rate	2%	2%	2%
Remaining life (in years)	4.75	3.64	0.26
Expected dividend yield	0%	0%	0%
Expected volatility	47-51%	47-48%	43%-44%

As of December 31, 2018, the Award was fully vested and exercised. Unrecognized expense related to the Award was nil.

Share-based compensation expenses related to the Award of RMB19,582, RMB35,446 and RMB178,475 was recognized for the years ended December 31, 2016, 2017 and 2018, respectively.

25. Taxation

(a) Income taxes

Cayman Islands

The Company was incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Mainland China, Hong Kong, United States, United Kingdom and Germany. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

PRC

All Chinese companies are subject to enterprise income tax (“EIT”) at a uniform rate of 25%.

Under the EIT Law enacted by the National People’s Congress of PRC on March 16, 2007 and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with PRC.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC effective from 2008 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their qualified research and development expenses so incurred as tax deductible expenses when determining their assessable profits for the year (‘Super Deduction’). The additional deduction of 75% of qualified research and development expenses can only be claimed directly in the annual EIT filing and subject to the approval from the relevant tax authorities.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Other Countries

The maximum applicable income tax rates of other countries where the Company’s subsidiaries having significant operations for the years ended December 31, 2016, 2017 and 2018 are as follows:

	For the Year Ended December 31,
	2016	2017	2018
United States	42.84%	42.84%	29.84%
United Kingdom	20.00%	19.25%	19.00%
Germany	32.98%	32.98%	32.98%

Composition of income tax expense for the periods presented are as follows:

	For the Year Ended December 31,
	2016	2017	2018
Current income tax expense	4,314	7,906	22,044

Reconciliations of the income tax expense computed by applying the PRC statutory income tax rate of 25% to the Group’s income tax expense of the years presented are as follows:

	For the Year Ended December 31,
	2016	2017	2018
Loss before income tax expense	(2,568,940)	(5,013,268)	(9,616,935)
Income tax expense computed at PRC statutory income tax rate of 25%	(642,235)	(1,253,318)	(2,404,234)
Non-deductible expenses	91,915	91,093	96,684
Foreign tax rates differential	52,495	(74,531)	167,180
Additional 50% tax deduction for qualified research and development expenses	(46,527)	(93,513)	(216,993)
Tax exempted interest income	(52)	(845)	(10,377)
Effect of U.S. tax law change	—	165,898	—
US tax credits	(5,716)	(52,185)	(42,781)
Prior year adjustments	3,594	(10,293)	(1,422)
Tax benefit not utilized	550,840	1,235,600	2,433,987
Income tax expense	4,314	7,906	22,044

The PRC statutory income tax rate was used because the majority of the Group’s operations are based in PRC.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(b) Deferred tax

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying business. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets.

The Group’s deferred tax assets consist of the following components:

	As of December 31,
	2016	2017	2018
Deferred tax assets
Net operating loss carry-forwards	567,844	1,620,535	3,777,696
Accrued and prepaid expenses	39,174	84,320	255,240
Advertising expenses in excess of deduction limit	9,118	65,737	14,234
Tax credit carry-forwards	13,735	60,624	117,801
Property, plant and equipment, net	28,849	27,463	17,467
Deferred rent	9,478	8,699	36,729
Deferred Revenue	2,411	—	83,877
Unrealized financing cost	—	—	41,939
Intangible assets	1,643	7,104	15,687
Share-based compensation	637	4,106	8,962
Unrealized foreign exchange loss	—	55	55
Total deferred tax assets	672,889	1,878,643	4,369,687
Less: Valuation allowance	(672,889)	(1,878,643)	(4,369,687)
Total deferred tax assets, net	—	—	—

Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years. Movement of valuation allowance is as follow:

	As of December 31,
	2016	2017	2018
Valuation allowance
Balance at beginning of the year	—	672,889	1,878,643
Additions	672,889	1,205,754	2,491,044
Balance at end of the year	672,889	1,878,643	4,369,687

The Group has tax losses arising in Mainland China of 11,551,510 that will expire in one to five years for deduction against future taxable profit.

Loss expiring in 2019	4
Loss expiring in 2020	186,827
Loss expiring in 2021	1,335,168
Loss expiring in 2022	3,098,425
Loss expiring in 2023	6,931,086
Total	11,551,510

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The Group has tax losses arising in Hong Kong and United Kingdom of 1,221,492 for which could be carried forward indefinitely against future taxable income.

The Group has tax losses arising in United States of 22,960, 232,429, 894,771 and 1,156,230 that will expire in seventeen, eighteen, nineteen and infinite years for deduction against future taxable income.

On December 22, 2017, the 2017 Tax Cuts and Jobs Act (“Tax Act”) was enacted into law making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a federal corporate tax rate decrease from 35% to 21% for tax years beginning after December 31, 2017. The Group is required to recognize the effect of the tax law changes in the period of enactment, such as re-measuring the Group’s U.S. deferred tax assets and liabilities as well as reassessing the net realizability of the deferred tax assets and liabilities. The Tax Act did not give rise to any material impact on the consolidated balance sheets and consolidated statements of comprehensive loss due to the Group’s historical worldwide loss position and the full valuation allowance provided against the Group’s net U.S. deferred tax assets.

In December 2017, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”), which allows the Group to record provisional amounts during a measurement period not to extend beyond one year from the enactment date. Since the Tax Act was enacted late in the fourth quarter of 2017 (and ongoing guidance and accounting interpretations are expected over the next 12 months), the Group considers the accounting of deferred tax re-measurements and other items to be incomplete due to the forthcoming guidance and its ongoing analysis of final year-end data and tax positions. The Group expects to complete the analysis within the measurement period in accordance with SAB 118. The Group does not expect any subsequent adjustments to have any material impact on the consolidated balance sheets or consolidated statements of comprehensive loss due to our historical worldwide loss position and the full valuation allowance provided against the Group’s net U.S. deferred tax assets.

Uncertain Tax Position

The Group did not identify any significant unrecognized tax benefits for each of the periods presented. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2018.

26. Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2016, 2017 and 2018 as follows:

	For the Year Ended December 31,
	2016	2017	2018
Numerator:
Net loss	(2,573,254)	(5,021,174)	(9,638,979)
Accretion on convertible redeemable preferred shares to redemption value	(981,233)	(2,576,935)	(13,667,291)
Accretion on redeemable non-controlling interests to redemption value	—	—	(63,297)
Net loss attributable to non-controlling interests	36,938	36,440	41,705
Net loss attributable to ordinary shareholders of NIO Inc. for basic/dilutive net loss per share	(3,517,549)	(7,561,669)	(23,327,862)
Denominator:
Weighted-average number of ordinary shares outstanding — basic and diluted	16,697,527	21,801,525	332,153,211
Basic and diluted net loss per share attributable to ordinary shareholders of NIO Inc.	(210.66)	(346.84)	(70.23)

For the years ended December 31, 2016, 2017 and 2018, assumed conversion of the Preferred Shares into ordinary shares were excluded from the calculations of diluted net loss per share of the Company due to the anti-dilutive effect. The effects of all outstanding share options have also been excluded from the computation of diluted net loss per share for the years ended December 31, 2016, 2017 and 2018, as their effects would be anti-dilutive.

For the years ended December 31, 2016, 2017 and 2018, the Company had potential ordinary shares, including non-vested restricted shares, option granted and Preferred Shares. As the Group incurred losses for the years ended December 31, 2016, 2017 and 2018, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of non-vested restricted shares, options granted and Preferred Shares excluded from the calculation of diluted net loss per share of the Company were 12,198,170, 26,311,777 and 369,222,548 as of December 31, 2016, 8,323,591, 27,495,737 and 593,611,970 as of December 31, 2017, 340,518, 72,735,288 and 678,614,152 as of December 31, 2018.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

27. Related Party Balances and Transactions

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of Entity or Individual	Relationship with the Company
Bin Li	Principal Shareholder, Chairman of the Board and Chief Executive Officer
Lihong Qin	Principal Shareholder, Director and President of the Company
Baidu Capital L.P.	Shareholder
Hubei Changjiang Nextev New Energy Investment Management Co., Ltd.	Controlled by Principal Shareholder
Jiangsu Xindian Automotive Co., Ltd.	Controlled by Principal Shareholder
Beijing CHJ Information Technology Co., Ltd.	Controlled by Principal Shareholder
Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd.	Controlled by Principal Shareholder
Shanghai NIO Hongling Investment Management Co., Ltd.	Controlled by Principal Shareholder
NIO Capital	Controlled by Principal Shareholder
Hubei Changjiang Nextev New Energy Industry Development Capital Partnership (Limited Partnership)	Controlled by Principal Shareholder
Suzhou Zenlead XPT New Energy Technologies Co., Ltd.	Affiliate
Beijing Chehui Hudong Guanggao Co., Ltd.	Controlled by Principal Shareholder
Beijing Xinyi Hudong Guanggao Co., Ltd.	Controlled by Principal Shareholder
Bite Shijie (Beijing) Keji Co., Ltd.	Controlled by Principal Shareholder
Kunshan Siwopu Intelligent Equipment Co., Ltd.	Affiliate
Nanjing Weibang Transmission Technology Co., Ltd.	Affiliate
Shanghai Weishang Business Consulting Co.,Ltd.	Controlled by Principal Shareholder
Beijing Bitauto Information Technology Co., Ltd.	Controlled by Principal Shareholder

(a) The Group entered into the following significant related party transactions:

(i) Provision of service

For the years ended December 31, 2016, 2017 and 2018, service income was primarily generated from property management and miscellaneous research and development services the Group provided to its related parties.

	For the Year Ended December 31,
	2016	2017	2018
Shanghai NIO Hongling Investment Management Co., Ltd.	—	—	2,707
Shanghai Weishang Business Consulting Co.,Ltd.	—	—	905
Hubei Changjiang Nextev New Energy Investment Management Co.,Ltd.	—	11,121	—
Beijing CHJ Information Technology Co., Ltd.	—	4,588	—
Hubei Changjiang Nextev New Energy Industry Development Capital Partnership (Limited Partnership)	—	4,015	—
Jiangsu Xindian Automotive Co., Ltd.	—	1,785	—
	—	21,509	3,612

(ii) Acceptance of marketing and advertising service

	For the Year Ended December 31,
	2016	2017	2018
Beijing Xinyi Hudong Guanggao Co., Ltd.	—	8,021	28,245
Beijing Chehui Hudong Guanggao Co., Ltd.	—	544	6,915
Bite Shijie (Beijing) Keji Co., Ltd.	—	6,987	2,865
Beijing Bitauto Information Technology Co., Ltd.	—	—	32
	—	15,552	38,057

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(iii) Loan to related party

	For the Year Ended December 31,
	2016	2017	2018
NIO Capital	—	—	66,166
Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd.	—	50,000	—
	—	50,000	66,166

In 2017, the Company granted interest-free loans to Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd. As of December 31, 2018, the loans remain outstanding.

On January 12, 2018, the Group granted two interest free loans to NIO Capital, with principal amount of US$5,000 each, The loans mature in six months. One of the loan can be converted into ordinary shares of a subsidiary of NIO Capital upon maturity at the option of the Group.

(iv) Cost of manufacturing consignment

	For the Year Ended December 31,
	2016	2017	2018
Suzhou Zenlead XPT New Energy Technologies Co.,Ltd.	—	18,324	132,152

(v) Purchase of property and equipment

	For the Year Ended December 31,
	2016	2017	2018
Kunshan Siwopu Intelligent Equipment Co., Ltd.	—	—	11,107
Bite Shijie (Beijing) Keji Co., Ltd.	—	2,960	—
	—	2,960	11,107

(vi) Interest payable on behalf of related party

	For the Year Ended December 31,
	2016	2017	2018
Baidu Capital L.P.	—	21,671	8,065

(vii) Acceptance of R&D and maintenance service

	For the Year Ended December 31,
	2016	2017	2018
Suzhou Zenlead XPT New Energy Technologies Co.,Ltd.	—	—	14,776
Kunshan Siwopu Intelligent Equipment Co., Ltd.	—	—	2,436
	—	—	17,212

(viii) Payment on behalf of related party

	For the Year Ended December 31,
	2016	2017	2018
Nanjing Weibang Transmission Technology Co., Ltd.	—	—	2,790

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(b) The Group had the following significant related party balances:

(i) Amounts due from related parties

	December 31, 2017	December 31, 2018
Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd.	50,000	50,000
NIO Capital	—	34,316
Kunshan Siwopu Intelligent Equipment Co., Ltd.	—	7,970
Nanjing Weibang Transmission Technology Co., Ltd.	—	2,790
Shanghai Weilan Hongling Investment Management Co., Ltd.	—	960
Baidu Capital L.P.	21,671	—
Beijing CHJ Information Technology Co., Ltd.	3,624	—
Bin Li	1,680	—
Jiangsu Xindian Automotive Co., Ltd.	1,627	—
Hubei Changjiang Nextev New Energy Investment Management Co., Ltd.	954	—
Total	79,556	96,036

(ii) Amounts due to related parties

	December 31, 2017	December 31, 2018
Suzhou Zenlead XPT New Energy Technologies Co., Ltd.	19,466	210,868
Beijing Chehui Hudong Guanggao Co., Ltd.	576	4,085
Beijing Xinyi Hudong Guanggao Co., Ltd.	400	3,530
Kunshan Siwopu Intelligent Equipment Co., Ltd.	—	761
Bite Shijie (Beijing) Keji Co., Ltd. .	—	339
Bin Li	14,289	—
Lihong Qin	5,338	—
Total	40,069	219,583

28. Commitments and Contingencies

(a) Capital commitments

Capital expenditures contracted for at the balance sheet dates but not recognized in the Group’s consolidated financial statements are as follows:

	December 31, 2017	December 31, 2018
Property and equipment	1,250,612	1,454,031
Leasehold improvements	470,600	149,551
Total	1,721,212	1,603,582

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(b) Operating lease commitments

As of December 31, 2017 and 2018, the Group had remaining outstanding commitments non-cancelable agreements in respect to its operating leases as follows:

	December 31, 2017	December 31, 2018
Within one year	233,486	393,734
1 to 2 years	261,846	457,892
2 to 3 years	278,278	444,909
More than 3 years	912,356	1,091,911
Total	1,685,966	2,388,446

(c) Contingencies

On March 12, 2019, two putative securities class action lawsuits were filed against the Company and certain of the Company officers in the U.S. District Court of the Eastern District of New York. On March 14, 2019, another putative securities class action lawsuit was filed against the Company, certain of the Company directors and officers, and underwriters in the Supreme Court of the State of New York. The plaintiffs in these cases allege, in sum and substance, that the Company’s statements in the Registration Statement and/or other public statements were false or misleading and in violation of the U.S. federal securities laws. These actions remain in their preliminary stages and the Company is currently unable to determine the potential loss, if any, associated with the resolution of such lawsuits, if they proceed.

29. Subsequent Events

On February 4, 2019, the Company issued US$650,000 aggregate principal amount of 4.50% Convertible Senior Notes due 2024 (the “2024 Notes”). The initial purchasers of the 2024 Notes were granted an option to purchase, exercisable within a 30-day period, up to an additional US$100 million principal amount of the 2024 Notes. The initial purchasers of the 2024 Notes have exercised the option in full by purchasing US$51,773 aggregate principal amount of the 2024 Notes on February 15, 2019 and US$48,227 aggregate principal amount of the 2024 Notes on February 28, 2019.

On January 30, 2019, in connection with the pricing of the 2024 Notes, the Company entered into capped call transactions. On February 15, 2019 and February 26, 2019, the Company entered into additional capped call transactions. The Company used a portion of the net proceeds of the 2024 Notes to pay the cost of such transactions. The cap price of these capped call transactions is initially US$14.92 per ADS and is subject to adjustment under the terms of the capped call transactions.

On January 30, 2019, in connection with the pricing of the 2024 Notes, the Company also entered into privately negotiated zero-strike call option transactions and used a portion of the net proceeds of the 2024 Notes to pay the aggregate premium under such transactions. Pursuant to the zero-strike call option transactions, the Company purchased in the aggregate approximately 26.8 million ADSs.

30. Parent Company Only Condensed Financial Information

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the Company only.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2018.

Condensed Balance Sheets

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	23,270	17,179	2,499
Amounts due from related parties	1,243,251	20,701	3,011
Prepayments and other current assets	1,642	54,847	7,977
Total current assets	1,268,163	92,727	13,487
Non-current assets:
Investments in subsidiaries and VIEs	6,977,051	8,891,882	1,293,271
Total non-current assets	6,977,051	8,891,882	1,293,271
Total assets	8,245,214	8,984,609	1,306,758
LIABILITIES
Current liabilities:
Amounts due to related parties	135,490	2,046,971	297,720
Accruals and other liabilities	55,027	913	134
Total current liabilities	190,517	2,047,884	297,854
Deferred revenue	—	99,684	14,498
Total non-current liabilities	—	99,684	14,498
Total liabilities	190,517	2,147,568	312,352
MEZZANINE EQUITY
Series A-1 and A-2 convertible redeemable preferred shares	5,011,731	—	—
Series A-3 convertible redeemable preferred shares	427,129	—	—
Series B convertible redeemable preferred shares	2,294,980	—	—
Series C convertible redeemable preferred shares	4,454,596	—	—
Series D convertible redeemable preferred shares	7,547,760	—	—
Receivable from a holder of Series D convertible redeemable preferred shares	(78,410)	—	—
Total mezzanine equity	19,657,786	—	—
SHAREHOLDERS’ (DEFICIT)/EQUITY
Ordinary shares	60	—	—
Class A Ordinary Shares	—	1,329	193
Class B Ordinary Shares	—	226	33
Class C Ordinary Shares	—	254	37
Treasury shares	(9,186)	(9,186)	(1,336)
Additional paid in capital	131,907	41,918,936	6,096,856
Accumulated other comprehensive income/(loss)	(13,922)	(34,708)	(5,048)
Accumulated deficit	(11,711,948)	(35,039,810)	(5,096,329)
Total shareholders’ (deficit)/equity	(11,603,089)	6,837,041	994,406
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	8,245,214	8,984,609	1,306,758

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Condensed Statements of Comprehensive Loss

	For the Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				Note 2(e)
Operating expenses:
Selling, general and administrative	(24,684)	(52,518)	(178,479)	(25,959)
Total operating expenses	(24,684)	(52,518)	(178,479)	(25,959)
Loss from operations	(24,684)	(52,518)	(178,479)	(25,959)
Interest income	24,309	2,391	7,692	1,119
Interest expense	—	(12,389)	—	—
Equity in loss of subsidiaries and VIEs	(2,539,323)	(4,924,897)	(9,432,640)	(1,371,921)
Investment income	2,670	3,498	—	—
Other loss, net	712	(819)	6,153	895
Loss before income tax expense	(2,536,316)	(4,984,734)	(9,597,274)	(1,395,866)
Income tax expense	—	—	—	—
Net loss	(2,536,316)	(4,984,734)	(9,597,274)	(1,395,866)
Accretion on convertible redeemable preferred shares to redemption value	(981,233)	(2,576,935)	(13,667,291)	(1,987,825)
Accretion on redeemable non-controlling interests to redemption value	—	—	(63,297)	(9,206)
Net loss attributable to ordinary shareholders of NIO Inc.	(3,517,549)	(7,561,669)	(23,327,862)	(3,392,897)

Condensed Statements of Cash Flows

	For The Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
				Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash used in operating activities	(2,540,639)	(4,920,905)	3,917,654	569,799
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of trading securities	3,118,559	1,340,911	—	—
Purchase of held for trading securities	(2,346,261)	(1,337,413)	—	—
Acquisitions of equity investees	(669,433)	(6,223,178)	(11,693,144)	(1,700,697)
Net cash used in investing activities	102,865	(6,219,680)	(11,693,144)	(1,700,697)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	—	6,207	42,251	6,145
Repurchase of restricted shares	—	—	(7,490)	(1,089)
Proceeds from issuance of convertible promissory note	—	312,624	—	—
Repayment of convertible promissory note	—	(325,013)	—	—
Repayment of non-recourse loan	—	—	82,863	12,052
Proceeds from issuance of ordinary shares, net of issuance costs	—	—	7,566,470	1,100,497
Proceeds from issuance of convertible redeemable preferred shares, net of issuance costs	2,260,444	11,093,377	78,651	11,439
Net cash provided by financing activities	2,260,444	11,087,195	7,762,745	1,129,044
Effects of exchange rate changes on cash and cash equivalents	(7,323)	(3,031)	6,654	969
NET DECREASE IN CASH AND CASH EQUIVALENTS	(184,653)	(56,421)	(6,091)	(885)
Cash and cash equivalents at beginning of the year	264,344	79,691	23,270	3,384
Cash and cash equivalents at end of the year	79,691	23,270	17,179	2,499

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Basis of presentation

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries and VIEs.

For the Company only condensed financial information, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures.

Such investments are presented on the Condensed Balance Sheets as “Investments in subsidiaries and VIEs” and shares in the subsidiaries and VIEs’ loss are presented as “Equity in loss of subsidiaries and VIEs” on the Condensed Statements of Comprehensive Loss. The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.

