Form 20-F
period 2019-12-31
NIO Inc.
filed 2020-05-14
CIK 1736541

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .
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

Wei Feng, Chief Financial Officer

Building 20, No. 56 AnTuo Road, Anting Town, Jiading District

Shanghai 201804, People’s Republic of China

Telephone: +86 21-6908 2018

E-mail: ir@nio.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered

American depositary shares (each representing one Class A ordinary share,

par value US$0.00025 per share)

Class A ordinary shares, par value US$0.00025 per share*

*Not for trading, but only in connection with the listing on the

New York Stock Exchange of American depositary shares.

	NIO	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2019, there were (i) 831,927,977 Class A ordinary shares outstanding, par value US$0.00025 per share, (ii) 132,030,222 Class B ordinary shares outstanding, par value US$0.00025 per share and (iii) 148,500,000 Class C ordinary shares outstanding, par value US$0.00025 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

⌧ Yes ◻ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ◻ Yes ⌧ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ⌧ Yes ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ⌧ Yes ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	⌧	Accelerated filer	◻
Non-accelerated filer	◻	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ◻

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

⌧ U.S. GAAP	◻	International Financial Reporting Standards as issued by the	◻	Other
International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ◻ Item 17 ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ◻ Yes ◻ No

i

INTRODUCTION

In this annual report on Form 20-F, or this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“ADAS” refers to advanced driver assistance system;
●	“ADRs” refer to the American depositary receipts that evidence the ADSs;
●	“ADSs” refer to our American depositary shares, each of which represents one Class A ordinary share;
●	“AI” refers to artificial intelligence;
●	“BEVs” refer to battery electric passenger vehicles;
●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.00025 per share;
●	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.00025 per share;
●	“Class C ordinary shares” refer to our Class C ordinary shares, par value US$0.00025 per share;
●	“EVs” refer to electric passenger vehicles;
●	“FOTA” refers to firmware over-the-air;
●	“ICE” refers to internal combustion engine;
●	“NEVs” refer to new energy passenger vehicles;
●	“NIO,” “we,” “us,” “our company,” and “our” refer to NIO Inc., our Cayman Islands holding company and its subsidiaries, its consolidated variable interest entities and the subsidiaries of the consolidated variable interest entities;
●	“Ordinary shares” refer to our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares, each of par value US$0.00025 per share;
●	“RMB” or “Renminbi” refers to the legal currency of China; and
●	“US$,” “dollars” or “U.S. dollars” refer to the legal currency of the United States.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.9618 to US$1.00, the exchange rate in effect as of December 31, 2019 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and growth strategies;
●	the outbreak of COVID-19.
●	our future business development, financial condition and results of operations;
●	the expected growth of the electric vehicles industry in China;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with customers, contract manufacturers, component suppliers, third-party service providers, strategic partners and other stakeholders;
●	competition in our industry;
●	relevant government policies and regulations relating to our industry; and
●	assumptions underlying or related to any of the foregoing.

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

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.       KEY INFORMATION

A.          Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2017, 2018 and 2019, selected consolidated balance sheet data as of December 31, 2018 and 2019 and selected consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of comprehensive loss data for the year ended December 31, 2016, the selected consolidated balance sheet data as of December 31, 2016 and 2017, and the selected consolidated cash flow data for the year ended December 31, 2016 have been derived from our audited consolidated financial statements that are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
		(in thousands, except for per share data)
Selected Consolidated Statements of Comprehensive Loss:
Revenues(1)
Vehicle sales	—	—	4,852,470	7,367,113	1,058,220
Other sales	—	—	98,701	457,791	65,758
Total revenues	—	—	4,951,171	7,824,904	1,123,978
Cost of sales:(2)
Vehicle sales	—	—	(4,930,135)	(8,096,035)	(1,162,923)
Other sales	—	—	(276,912)	(927,691)	(133,254)
Total cost of sales	—	—	(5,207,047)	(9,023,726)	(1,296,177)
Gross loss	—	—	(255,876)	(1,198,822)	(172,199)
Operating expenses:
Research and development(2)	(1,465,353)	(2,602,889)	(3,997,942)	(4,428,580)	(636,126)
Selling, general and administrative(2)	(1,137,187)	(2,350,707)	(5,341,790)	(5,451,787)	(783,100)
Total operating expenses	(2,602,540)	(4,953,596)	(9,339,732)	(9,880,367)	(1,419,226)
Loss from operations	(2,602,540)	(4,953,596)	(9,595,608)	(11,079,189)	(1,591,425)
Interest income	27,556	18,970	133,384	160,279	23,023
Interest expenses	(55)	(18,084)	(123,643)	(370,536)	(53,224)
Shares of losses of equity investee	—	(5,375)	(9,722)	(64,478)	(9,262)
Investment income	2,670	3,498	—	—	—
Other income/(loss), net	3,429	(58,681)	(21,346)	66,160	9,503
Loss before income tax expenses	(2,568,940)	(5,013,268)	(9,616,935)	(11,287,764)	(1,621,385)
Income tax expenses	(4,314)	(7,906)	(22,044)	(7,888)	(1,133)
Net loss	(2,573,254)	(5,021,174)	(9,638,979)	(11,295,652)	(1,622,518)
Accretion on convertible redeemable preferred value	(981,233)	(2,576,935)	(13,667,291)	—	—
Accretion on redeemable non-controlling interests to redemption value	—	—	(63,297)	(126,590)	(18,184)
Net loss attributable to non-controlling interests	36,938	36,440	41,705	9,141	1,313
Net loss attributable to ordinary shareholders of NIO Inc.	(3,517,549)	(7,561,669)	(23,327,862)	(11,413,101)	(1,639,389)
Net loss	(2,573,254)	(5,021,174)	(9,638,979)	(11,295,652)	(1,622,518)
Other comprehensive Income/ (loss)
Foreign currency translation adjustments, net of nil tax	55,493	(124,374)	(20,786)	(168,340)	(24,181)
Total other comprehensive income/ (loss)	55,493	(124,374)	(20,786)	(168,340)	(24,181)
Total comprehensive loss	(2,517,761)	(5,145,548)	(9,659,765)	(11,463,922)	(1,646,699)
Accretion on convertible redeemable preferred shares to redemption value	(981,233)	(2,576,935)	(13,667,291)	—	—
Accretion on redeemable non-controlling interests to redemption value	—	—	(63,297)	(126,590)	(18,184)
Net loss attributable to non-controlling interests	36,938	36,440	41,705	9,141	1,313
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(3,462,056)	(7,686,043)	(23,348,648)	(11,581,441)	(1,663,570)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	16,697,527	21,801,525	332,153,211	1,029,931,705	1,029,931,705
Net loss per share attributable to ordinary shareholders
Basic and diluted	(210.66)	(346.84)	(70.23)	(11.08)	(1.59)

Notes:

(1)	We began generating revenues in June 2018, when we began making deliveries and sales of the ES8. We currently generate revenues from vehicle sales and other sales.
(2)	Share-based compensation expenses were allocated in cost of sales and operating expenses as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
		(in thousands)
Cost of Sales	—	—	9,289	9,763	1,402
Research and development expenses	14,484	23,210	109,124	82,680	11,876
Selling, general and administrative expenses	62,200	67,086	561,055	241,052	34,625
Total	76,684	90,296	679,468	333,495	47,903

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
		(in thousands, except for share data)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	581,296	7,505,954	3,133,847	862,839	123,939
Restricted cash	—	10,606	57,012	82,507	11,851
Long-term restricted cash	15,335	14,293	33,528	44,523	6,395
Property, plant and equipment, net	833,004	1,911,013	4,853,157	5,533,064	794,775
Total assets	1,770,478	10,468,034	18,842,552	14,582,029	2,094,577
Total liabilities	825,264	2,402,028	10,692,210	19,403,841	2,787,187
Total mezzanine equity	4,861,574	19,657,786	1,329,197	1,455,787	209,111
Ordinary shares	52	60	1,809	1,827	262
Total shareholders’ (deficit)/equity	(3,916,360)	(11,591,780)	6,821,145	(6,277,599)	(901,721)
Total shares outstanding	17,773,459	23,850,343	1,050,799,032	1,064,472,660	1,064,472,660

The following table presents our selected consolidated cash flow data for the years indicated.

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
		(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(2,201,564)	(4,574,719)	(7,911,768)	(8,721,706)	(1,252,795)
Net cash provided by/(used in) investing activities	117,843	(1,190,273)	(7,940,843)	3,382,069	485,804
Net cash provided by financing activities	2,292,704	12,867,334	11,603,092	3,094,953	444,562
Effects of exchange rate changes on cash, cash equivalents and restricted cash	40,539	(168,120)	(56,947)	10,166	1,460
Net increase/(decrease) in cash, cash equivalents and restricted cash	249,522	6,934,222	(4,306,466)	(2,234,518)	(320,969)
Cash and cash equivalents and restricted cash at the beginning of year	347,109	596,631	7,530,853	3,224,387	463,154
Cash and cash equivalents and restricted cash at the end of year	596,631	7,530,853	3,224,387	989,869	142,185

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

Our continued development and manufacturing of our manufactured vehicles, the ES8, the ES6 and the EC6, and our future vehicles are and will be subject to risks, including with respect to:

●	our ability to secure necessary funding;
●	the equipment we use being able to accurately manufacture the vehicle within specified design tolerances;
●	compliance with environmental, workplace safety and similar regulations;
●	securing necessary components on acceptable terms and in a timely manner;
●	delays in delivery of final component designs to our suppliers;
●	our ability to attract, recruit, hire and train skilled employees;
●	quality controls;
●	delays or disruptions in our supply chain;
●	our ability to maintain solid partnership with our manufacturing partners and suppliers; and
●	other delays, backlog in manufacturing and research and development of new models, and cost overruns.

We began making deliveries of the seven-seater ES8 in June 2018, the six-seater ES8 in March 2019 and the ES6 in June 2019. In December 2019, we launched our third volume manufactured electric vehicle, the EC6, and the all-new ES8 with more than 180 product improvements. We began making deliveries of the all-new ES8 in April 2020. We do not expect to deliver the EC6 until September 2020. Our vehicles may not meet customer expectations and our future models may not be commercially viable.

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

We have only recently started to generate revenues and have not been profitable since our inception. We incurred net losses of RMB5,021.2 million, RMB9,639.0 million and RMB11,295.7 million (US$1,622.5 million) in 2017, 2018 and 2019, respectively. In addition, we had negative cash flows from operating activities of RMB4,574.7 million, RMB7,911.8 million and RMB8,721.7 million (US$1,252.8 million) in 2017, 2018 and 2019, respectively. We have made significant up-front investments in research and development, service network, and sales and marketing to rapidly develop and expand our business. We expect to continue to invest significantly in research and development and sales and marketing, to establish and expand our business, and these investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all.

We may not generate sufficient revenues or we may incur substantial losses for a number of reasons, including lack of demand for our vehicles and services, increasing competition, challenging macro-economic environment due to the COVID-19 outbreak, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenue or achieving profitability. If we are unable to achieve profitability, we may have to reduce the scale of our operations, which may impact our business growth and adversely affect our financial condition and results of operations. In addition, our continuous operation depends on our capability to obtain sufficient external equity or debt financing. If we do not succeed in doing so, we may need to curtail our operations, which could adversely affect our business, results of operations, financial position and cash flows.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics. In recent years, there have been outbreaks of epidemics in China and globally. Our financial condition and results of operations for fiscal 2020 are expected to be adversely affected surfaced. Subsequently, COVID-19 spread throughout China and worldwide. In late January 2020, in response to intensifying efforts to contain the spread of the coronavirus, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining and otherwise treating individuals in China who had the coronavirus, asking China residents to remain at home and to avoid gathering in public, and other actions. The novel strain of coronavirus has also resulted in temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across China. While the events related to the outbreak of and response to the coronavirus are expected to be temporary, our business has been and could continue to be adversely impacted by the effects of the Coronavirus or other epidemics. We have a service center and vehicle delivery center in Wuhan and other major cities in China. Consequently, we are susceptible to factors adversely affecting one or more of these locations. Our results of operations has been and could continue to be adversely affected to the extent that Coronavirus or any other epidemic harms the Chinese economy in general. We have experienced and may continue to experience impacts to certain of our customers and/or suppliers as a result of a health epidemic or other outbreak occurring in one or more of these locations, which have materially and adversely affected our business, financial condition, results of operations and cash flows. In addition, our operations have experienced and may continue to experience disruptions, such as temporary closure of our offices and/or those of our customers or suppliers and suspension of services, resulting in a reduced of vehicles manufactured and in turn fewer vehicles delivered, which have materially and adversely affected our business, financial condition, results of operations and cash flow. Further, to the extent the COVID-19 pandemic adversely affects our business and financial results, it has and may continue to have the effect of heightening many of the other risks described in this annual report, such as those relating to our level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

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

We were formed in 2014 and began making deliveries to the public of our first volume manufactured vehicle, the seven-seater ES8, in June 2018. We began making deliveries of our second volume manufactured electric vehicle, the ES6, in June 2019. In December 2019, we launched our third volume manufactured electric vehicle, the EC6, and the all-new ES8 with more than 180 product improvements. We began making deliveries of the all-new ES8 in April 2020, and plan to begin making deliveries the EC6 in September 2020.

You should consider our business and prospects in light of the risks and challenges we face as a new entrant into our industry, including, among other things, with respect to our ability to:

●	design and produce safe, reliable and quality vehicles on an ongoing basis;
●	build a well-recognized and respected brand;
●	establish and expand our customer base;
●	successfully market not just our vehicles but also our other services, including our service package, energy package and other services we provide;
●	properly price our services, including our charging solutions and service package and successfully anticipate the take-rate and usage of such services by users;
●	improve and maintain our operational efficiency;
●	maintain a reliable, secure, high-performance and scalable technology infrastructure;
●	attract, retain and motivate talented employees;
●	anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape; and
●	navigate an evolving and complex regulatory environment.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

We have limited experience to date in high volume manufacturing of our electric vehicles. We cannot assure you that we will be able to develop efficient, automated, cost-efficient manufacturing capability and processes, and reliable sources of component supply that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes required to successfully mass market the ES8, the ES6, the EC6 and future vehicles.

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

We have entered into an arrangement with Jianghuai Automobile Group Co., Ltd., or JAC, for manufacturing the ES8 for five years. In April 2019 and March 2020, we entered manufacturing cooperation agreements with JAC for the manufacture of the ES6 and the EC6, respectively. The ES8 and ES6 are manufactured in partnership with JAC at its Hefei manufacturing plant. JAC is a major state-owned automobile manufacturer in China and it constructed such Hefei manufacturing plant for the production of the ES8 (with a modified production line for the ES6) and potentially other future vehicles with us. Pursuant to our arrangement with JAC with respect to the ES8, ES6 and EC6, we pay JAC for each vehicle produced on a per-vehicle basis monthly for the first three years. Collaboration with third parties for the manufacturing of vehicles is subject to risks with respect to operations that are outside our control. We could experience delays to the extent our partners do not meet agreed upon timelines or experience capacity constraints. There is risk of potential disputes with partners, and we could be affected by adverse publicity related to our partners whether or not such publicity is related to their collaboration with us. Our ability to successfully build a premium brand could also be adversely affected by perceptions about the quality of our partners’ vehicles. In addition, although we are involved in each step of the supply chain and manufacturing process, given that we also rely on our partners to meet our quality standards, there can be no assurance that we will successfully maintain quality standards.

In addition, for the first 36 months after the start of production, which commenced on April 10, 2018, to the extent the Hefei manufacturing plant incurs any operating losses, we have agreed to compensate JAC for such operating losses. Cooperation after the first 36 months will be subject to further negotiation between the parties.  As of December 31, 2019, we had paid JAC a total of RMB604.4 million, including RMB333.1 million as compensation for losses incurred in 2018 and 2019 and RMB271.3 million for manufacturing and processing fees. If we are obligated to compensate JAC for any losses, our results of operations and financial condition may be materially and adversely affected, particularly if such losses are incurred as a result of lower than anticipated sales volume.

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

Our growth depends significantly on the availability and amounts of government subsidies, economic incentives and government policies that support the growth of new energy vehicles generally and electric vehicles specifically. For example, each qualified purchaser of the ES8 and the ES6 is entitled to receive subsidies from China’s central government. In addition, in certain cities, quotas that limit the number of internal combustion engine, or ICE, vehicles do not apply to electric vehicles, making it easier for customers to purchase electric vehicles.

On April 10, 2018, President Xi Jinping vowed to open China’s economy further and lower import tariffs on products, including cars, in a speech during the Boao Forum. Beginning July 1, 2018, the tariff on imported passenger vehicles (other than those originating in the United States of America) was reduced to 15%. As a result, our pricing advantage could be diminished. On June 28, 2018, the National Development and Reform Commission, or NDRC, and the Ministry of Commerce, or the MOFCOM, promulgated the Special Administrative Measures for Market Access of Foreign Investment (2018 Version), or the 2018 Negative List, which came into effect on July 28, 2018. Pursuant to the 2018 Negative List, the limits on foreign ownership of auto manufacturers were lifted in 2018 for NEVs and will be lifted by 2022 for ICE vehicles. The same changes were subsequently adopted in the Special Administrative Measures for Market Access of Foreign Investment (2019 Version), or the 2019 Negative List. As a result, foreign EV competitors could build wholly-owned facilities in China without the need for a domestic joint venture partner. For example, Tesla has started constructing a factory in Shanghai without a joint venture partner. These changes could increase our competition and reduce our pricing advantage.

China’s central government provides subsidies for purchasers of certain NEVs until 2022 and reviews and further adjusts the subsidy standard on an annual basis. The 2019 subsidy standard, effective from March 26, 2019, reduced the amount of national subsidies and canceled local subsidies, resulting in a significant reduction in the total subsidy amount applicable to the ES8 and ES6 as compared to 2018. We believe that our sales performance of ES8 and ES6 in 2019 was negatively affected by the reduction in the subsidy standard. The current 2020 subsidy standard, effective from April 23, 2020, (i) reduces the base subsidy amount in general by 10% for each NEV, (ii) sets subsidies for 2 million vehicles as the upper limit of annual subsidy scale; and (iii) provides that national subsidy shall only apply to an NEV with the sale price under RMB300,000 or equipped with battery swapping module. Further, the 2021 and the 2022 subsidy standard are expected to be reduced by 20% and 30% respectively as compared to the standard of the immediate preceding year.

We cannot guarantee that such negative influence and our undermined sales performance resulted therefrom will not continue. Furthermore, China’s central government provides certain local governments with funds and subsidies to support the roll-out of a charging infrastructure. See “Item 4. Information on the Company—B. Business Overview—Regulation—Favorable Government Policies Relating to New Energy Vehicles in the PRC.” These policies are subject to change and beyond our control. We cannot assure you that any changes would be favorable to our business. Furthermore, any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of electric vehicles, fiscal tightening or other factors may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our electric vehicles in particular. Any of the foregoing could materially and adversely affect our business, results of operations, financial condition and prospects.

Our vehicles may not perform in line with customer expectations.

Our vehicles, including the ES8, ES6 and EC6, may not perform in line with customers’ expectations. For example, our vehicles may not have the durability or longevity of other vehicles in the market, and may not be as easy and convenient to repair as other vehicles on the market. Any product defects or any other failure of our vehicles to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

In addition, the range of our vehicles on a single charge declines principally as a function of usage, time and charging patterns as well as other factors. For example, a customer’s use of his or her electric vehicle as well as the frequency with which he or she charges the battery can result in additional deterioration of the battery’s ability to hold a charge.

Furthermore, our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. We have delivered our vehicles with certain features of our NIO Pilot ADAS system initially disabled, and subsequently turned on some of these features. We activated most of the announced functions of the NIO pilot in 2019, and plan to continue to explore more features of the NIO pilot system in 2020. We cannot assure you that our NIO Pilot system will ultimately perform in line with expectations. Our vehicles use a substantial amount of software code to operate and software products are inherently complex and often contain defects and errors when first introduced. While we have performed extensive internal testing on our vehicles’ software and hardware systems, we have a limited frame of reference by which to evaluate the long-term performance of our systems and vehicles. There can be no assurance that we will be able to detect and fix any defects in the vehicles prior to their sale to consumers. If any of our vehicles fail to perform as expected, we may need to delay deliveries, initiate product recalls and provide servicing or updates under warranty at our expense, which could adversely affect our brand in our target markets and could adversely affect our business, prospects and results of operations.

Any delays in the manufacturing and launch of the commercial production vehicles in our pipeline could have a material adverse effect on our business.

We launched our third volume manufactured electric vehicle, the EC6, to the public at our NIO Day event on December 28, 2019. EC6 is a smart premium electric coupe SUV. Its performance version is equipped with a 160-kW permanent magnet motor and a 240-kW induction motor, and is capable of accelerating from zero to 100 kph within 4.7 seconds. With the 100-kilowatt-hour battery pack to be delivered in the fourth quarter of 2020, the EC6 performance version boasts an NEDC range of up to 615 km. Users can pre-order the EC6 through the NIO App and we expect to begin making deliveries of the EC6 in September 2020. In March 2020, we entered into a manufacturing cooperation agreements with JAC for the manufacture of the EC6. The EC6 must enter into an Announcement of Vehicle Manufacturers and Products and obtain the China Compulsory Certification, or the CCC certification, prior to mass production. If we encounter delays in any of these matters, we may consequently delay our deliveries of the EC6.

We generally target to launch a new model every year in the near future as we ramp up our business. Automobile manufacturers often experience delays in the design, manufacture and commercial release of new vehicle models. We are planning to target a broader market with our future vehicles, and to the extent we need to delay the launch of our vehicles, our growth prospects could be adversely affected as we may fail to grow our market share. We also plan to periodically perform facelifts or refresh existing models, which could also be subject to delays. Furthermore, we rely on third party suppliers for the provision and development of many of the key components and materials used in our vehicles. To the extent our suppliers experience any delays in providing us with or developing necessary components, we could experience delays in delivering on our timelines. Any delay in the manufacture or launch of the ES8, the ES6, the EC6 or future models, including in the build out of the manufacturing facilities in China for these models or due to any other factors, or in refreshing or performing facelifts to existing models, could subject us to customer complaints and materially and adversely affect our reputation, demand for our vehicles, results of operations and growth prospects.

In addition, to the extent the Hefei manufacturing plant incurs any operating losses, we have agreed to compensate JAC for such operating losses. As of December 31, 2019, we had paid JAC a total of RMB604.4 million, including RMB333.1 million as compensation for losses incurred in 2018 and 2019 and RMB271.3 million for manufacturing and processing fees. If we are obligated to compensate JAC for any losses, our results of operations and financial condition may be materially and adversely affected, particularly if such losses are incurred as a result of lower than anticipated sales volume. We expect that our sales volume and the ability of the Hefei manufacturing plant to achieve profitability will be significantly affected by our ability to timely bring new vehicles to market.

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

We have received only a limited number of reservations for the ES8, the ES6 and the EC6, all of which are subject to cancellation.

Intention orders and reservations for our vehicles are subject to cancellation by the customer until delivery of the vehicle. We have experienced cancellations in the past. Notwithstanding the non-refundable deposits we charge for the reservations, our users may still cancel their reservations for many reasons outside of our control, in certain cases even after they have paid deposits with such reservations. The potentially long wait from the time a reservation is made until the time the vehicle is delivered could also impact user decisions on whether to ultimately make a purchase, due to potential changes in preferences, competitive developments and other factors. If we encounter delays in the introduction of the ES8, ES6, EC6 or future vehicles, we believe that a significant number of reservations may be cancelled. As a result, no assurance can be made that reservations will not be cancelled and will ultimately result in the final purchase, delivery, and sale of the vehicle. Such cancellations could harm our financial condition, business, prospects and operating results.

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

Furthermore, our competitive advantage as the company with the first-to-market and leading premium EV volume-manufactured domestically in China will be severely compromised if our competitors begin making deliveries earlier than expected, or offer more favorable price than we do.

We may also be affected by the growth of the overall China automotive market. While sales of electric vehicles in China increased in 2019, overall automobile sales in China declined 9.3% during the year. If demand for automobiles in China continues to decrease, our business, results of operations and financial condition could be materially adversely affected.

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

We have required significant capital to develop and grow our business, including developing the ES8, the ES6 and the EC6, as well as building our brand. We expect to incur significant costs which will impact our profitability, including research and development expenses as we roll out new models and improve existing models, raw material procurement costs and selling and distribution expenses as we build our brand and market our vehicles. In addition, we may incur significant costs in connection with our services, including providing charging solutions and honoring our commitments under our service package. Our ability to become profitable in the future will not only depend on our ability to successfully market our vehicles and other products and services but also to control our costs. If we are unable to cost efficiently design, manufacture, market, sell and distribute and service our vehicles and services, our margins, profitability and prospects will be materially and adversely affected.

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

We incur significant costs related to procuring raw materials required to manufacture and assemble our vehicles. We use various raw materials in our vehicles including aluminum, steel, carbon fiber, non-ferrous metals such as copper, lithium, nickel as well as cobalt. The prices for these raw materials fluctuate depending on factors beyond our control, including market conditions and global demand for these materials, and could adversely affect our business and operating results. Our business also depends on the continued supply of battery cells for our vehicles. Battery cell manufacturers may refuse to supply electric vehicle manufacturers to the extent they determine that the vehicles are not sufficiently safe. We are exposed to multiple risks relating to availability and pricing of quality lithium-ion battery cells. These risks include:

●	the inability or unwillingness of current battery cell manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric or plug-in hybrid vehicle industry as demand for such cells increases;
●	disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and
●	an increase in the cost of raw materials, such as lithium, nickel and cobalt, used in lithium-ion cells.

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

The ES8, ES6 and EC6 each uses over 1,500 purchased parts which we source from over 190 suppliers, many of whom are currently our single source suppliers for these components, and we expect that this will be similar for any future vehicle we may produce. The supply chain exposes us to multiple potential sources of delivery failure or component shortages. While we obtain components from multiple sources whenever possible, similar to other automobile manufacturers, many of the components used in our vehicles are purchased by us from a single source. To date, we have not qualified alternative sources for most of the single sourced components used in our vehicles and we generally do not maintain long-term agreements with our single source suppliers. For example, while several sources of the battery cell we have selected for the ES8 are available, we have fully qualified only one supplier for these cells.

Furthermore, qualifying alternative suppliers or developing our own replacements for certain highly customized components of the ES8, the ES6 and the EC6, such as the air suspension system and the steering system, may be time-consuming and costly. Any disruption in the supply of components, whether or not from a single source supplier, could temporarily disrupt production of our vehicles until an alternative supplier is fully qualified by us or is otherwise able to supply us the required material. There can be no assurance that we would be able to successfully retain alternative suppliers or supplies on a timely basis, on acceptable terms or at all. Changes in business conditions, force majeure, governmental changes and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components to us on a timely basis. Any of the foregoing could materially and adversely affect our results of operations, financial condition and prospects.

Our business and prospects depend significantly on our ability to build our NIO brand. We may not succeed in continuing to establish, maintain and strengthen the NIO brand, and our brand and reputation could be harmed by negative publicity regarding our company or products.

Our business and prospects are heavily dependent on our ability to develop, maintain and strengthen the “NIO” brand. If we do not continue to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality vehicles and services and engage with our customers as intended and we have limited experience in these areas. In addition, we expect that our ability to develop, maintain and strengthen the NIO brand will depend heavily on the success of our user development and branding efforts. Such efforts mainly include building a community of online and offline users engaged with us through our mobile application, NIO Houses, NIO Spaces as well as other branding initiatives such as our annual NIO Day, NIO Formula E Team, or Formula E team, and other automotive shows and events. Such efforts may be non-traditional and may not achieve the desired results. To promote our brand, we may be required to change our user development and branding practices, which could result in substantially increased expenses, including the need to use traditional media such as television, radio and print. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

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

If any of our executive officers and key employees terminates his or her services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain qualified personnel. We have not obtained any “key person” insurance on our key personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. To the extent permitted by laws, each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, if any dispute arises between our executive officers or key employees and us, the non-competition provisions contained in their non-compete agreements may not be enforceable, especially in China, where these executive officers reside, on the ground that we have not provided adequate compensation to them for their non-competition obligations, which is required under relevant PRC laws.

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

Other factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:

●	perceptions about electric vehicle quality, safety, design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles, whether or not such vehicles are produced by us or other manufacturers;
●	perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technology, including electric vehicle and regenerative braking systems;
●	the limited range over which electric vehicles may be driven on a single battery charge and the speed at which batteries can be recharged;
●	the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge;
●	concerns about electric grid capacity and reliability;
●	the availability of new energy vehicles, including plug-in hybrid electric vehicles;
●	improvements in the fuel economy of the internal combustion engine;
●	the availability of service for electric vehicles;
●	the environmental consciousness of consumers;
●	access to charging stations, standardization of electric vehicle charging systems and consumers’ perceptions about convenience and cost to charge an electric vehicle;

●	the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles;
●	perceptions about and the actual cost of alternative fuel; and
●	macroeconomic factors.

Any of the factors described above may cause current or potential customers not to purchase our electric vehicles and use our services. If the market for electric vehicles does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be affected.

We depend on revenue generated from a limited number of models and in the foreseeable future will be significantly dependent on a limited number of models.

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

All vehicles sold must comply with various standards of the market where the vehicles were sold. In China vehicles must meet or exceed all mandated safety standards. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving such standards. Vehicles must pass various tests and undergo a certification process and be affixed with the CCC certification, before receiving delivery from the factory, being sold, or being used in any commercial activity, and such certification is also subject to periodic renewal. The seven-seater ES8 and the six-seater ES8 received the CCC certification in December 2017 and January 2019, separately. The ES6 received the CCC certification in April 2019. The new ES8 received the CCC certification in December 2019. The EC6 has not yet undergone the CCC certification but must be certified in the future prior to mass production. The process of obtaining the CCC certification typically requires four to five months. We plan to complete this process and obtain the CCC certification for the EC6 by September 2020. Furthermore, the government carries out the supervision and scheduled and unscheduled inspection of certified vehicles on a regular basis. In the event that our certification fails to be renewed upon expiry, a certified vehicle has a defect resulting in quality or safety accidents, or consistent failure of certified vehicles to comply with certification requirements is discovered during follow-up inspections, the CCC may be suspended or even revoked. With effect from the date of revocation or during suspension of the CCC, any vehicle that fails to satisfy the requirements for certification may not continue to be delivered, sold, imported or used in any commercial activity. Failure by us to have the ES8, the ES6, the EC6 or any future model electric vehicle satisfy motor vehicle standards would have a material adverse effect on our business and operating results.

We may be subject to risks associated with autonomous driving technology.

Through NIO Pilot, we provide enhanced Level 2 autonomous driving functionalities, and through our research and development, we continuously update and improve our autonomous driving technology. Autonomous driving technologies are subject to risks and from time to time there have been accidents associated with such technologies. The safety of such technologies depends in part on user interaction and users may not be accustomed to using such technologies. To the extent accidents associated with our autonomous driving systems occur, we could be subject to liability, government scrutiny and further regulation. Any of the foregoing could materially and adversely affect our results of operations, financial condition and growth prospects.

We may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and financial performance.

Recalls of our vehicles can cause adverse publicity, damage to our brand and liability for costs. In June 2019, we identified problems with certain battery packs on ES8 vehicles following safety incidents occurred in Shanghai and other locations in China. We then voluntarily recalled 4,803 ES8s, and replaced the batteries in the NIO battery swap network equipped with the malfunctioned modules. We undertook to compensate all users who had incurred property losses as a result of incidents caused by battery quality issues. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles, including any systems or parts sourced from our suppliers, prove to be defective or non-compliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary or caused by systems or components engineered or manufactured by us or our suppliers, could involve significant expense and could adversely affect our brand image in our target markets, as well as our business, prospects, financial condition and results of operations.

Our distribution model is different from the predominant current distribution model for automobile manufacturers, which makes evaluating our business, operating results and future prospects difficult.

Our distribution model is not common in the automotive industry today, particularly in China. We plan to conduct vehicle sales directly to users rather than through dealerships, primarily through our mobile application, NIO Houses and NIO Spaces. Furthermore, generally all vehicles are made to order. This model of vehicle distribution is relatively new and unproven, especially in China, and subjects us to substantial risk as it requires, in the aggregate, significant expenditures and provides for slower expansion of our distribution and sales systems than may be possible by utilizing the traditional dealer franchise system. For example, we will not be able to utilize long established sales channels developed through a franchise system to increase our sales volume. Moreover, we will be competing with companies with well established distribution channels. Our success will depend in large part on our ability to effectively develop our own sales channels and marketing strategies. Implementing our business model is subject to numerous significant challenges, including obtaining permits and approvals from government authorities, and we may not be successful in addressing these challenges.

The lead time in fulfilling our orders could lead to cancelled orders. Our aim for the fulfilling speed is 21 to 28 days from the order placement date to delivery to users. If we are unable to achieve this target, our customer satisfaction could be adversely affected, harming our business and reputation.

Our financial results may vary significantly from period-to-period due to the seasonality of our business and fluctuations in our operating costs.

Our operating results may vary significantly from period-to-period due to many factors, including seasonal factors that may have an effect on the demand for our electric vehicles. Demand for new cars in the automotive industry in general typically declines over the summer season, while sales are generally higher in the fourth quarter and spring time, especially from October to December and from March to April each year. Our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. Also, any unusually severe weather conditions in some markets may impact demand for our vehicles. Our operating results could also suffer if we do not achieve revenue consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenue.

We also expect our period-to-period operating results to vary based on our operating costs which we anticipate will increase significantly in future periods as we, among other things, design, develop and manufacture our electric vehicles and electric powertrain components, build and equip new manufacturing facilities to produce such components, open new NIO Houses and NIO Spaces, increase our sales and marketing activities, and increase our general and administrative functions to support our growing operations.

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

We are subject to risks related to the investment in NIO China.

On April 29, 2020, we entered into definitive agreements for investments with a group of investors, which we refer to as the Hefei Strategic Investors in this annual report. The Hefei Strategic Investors will invest an aggregate of RMB7 billion in cash into NIO (Anhui) Holding Co., Ltd., or NIO Anhui, the legal entity of NIO China wholly owned by us pre-investment. We will inject our core businesses and assets in China, including vehicle research and development, supply chain, sales and services and NIO Power, or together as the Asset Consideration, valued at RMB17.77 billion in total, into NIO China, and invest RMB4.26 billion in cash into NIO China.

Pursuant to the definitive agreements, NIO China will establish its headquarters in the Hefei Economic and Technological Development Area, or the HETA, where our main manufacturing hub is located, for its business operation, research and development, sales and services, supply chain and manufacturing functions. We will collaborate with the Hefei Strategic Investors and HETA to develop NIO China’s business and to support the accelerated development of the smart electric vehicle sectors in Hefei in the future. Our collaboration with the Hefei Strategic Investors and HETA and our investment in NIO China are subject to a number of risks, many of which are beyond our control. If any of the risks materialize, the business of NIO China will be adversely affected, and will in turn affect our business, results of operations and financial condition.

In connection with this investment, NIO Anhui granted certain minority shareholders’ rights to the Hefei Strategic Investors, including, among others, the right of first refusal, co-sale right, preemptive right, anti-dilution right, redemption right, liquidation preference and conditional drag-along right. See “Item 4—Information on the Company—B. Business Overview—Certain Other Cooperation Arrangements—Hefei Strategic Investors.” In particular, the Hefei Strategic Investors may require us to redeem the shares of NIO Anhui they hold under various circumstances, including, among others, (i) NIO Anhui fails to complete a qualified initial public offering within sixty (60) months after NIO Anhui receives all initial investment from the Hefei Strategic Investors; (ii) NIO Anhui fails to submit an application for a qualified initial public offering within forty-eight (48) months after NIO Anhui receives all initial investment from the Hefei Strategic Investors; (iii) shareholders of our company require us or our controlling person to redeem shares of our company and result in a change of control of our company or NIO Anhui; (iv) we fail to inject the Asset Consideration into NIO Anhui within one year after the closing of this investment, due to willful misconduct or negligence, or inject capital into NIO Anhui before March 31, 2021; and (v) vehicles sales of NIO Anhui fall below 20,000 units for two consecutive years after NIO Anhui obtains all initial investment from the Hefei Strategic Investors. If any of the triggering events of redemption occur, we will need substantial capital to repurchase the shares of NIO Anhui held by the Hefei Strategic Investors. If we do not have adequate cash available or cannot obtain additional financing, or our use of cash is restricted by applicable law, regulations or agreements governing our current or future indebtedness, we may not be able to redeem shares of NIO Anhui when required under the Shareholders’ Agreement, which would constitute an event of default under the Shareholders’ Agreement and subject us to liabilities. In addition, if the Hefei Strategic Investors exercise their conditional drag-along rights and require us to sell our shares in NIO Anhui together with them to a third-party purchaser, we may lose control in NIO Anhui, which will materially and adversely affect our operations in China. Furthermore, the Hefei Strategic Investors have voting rights with respect to various significant corporate matters of NIO Anhui and its controlled entities, such as change in NIO Anhui’s corporate structure, change of its core business and amendment to its articles of association, which may significantly limit our ability to make certain major corporate decisions with regard to NIO Anhui.

Our business plans require a significant amount of capital. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

We will need significant capital to, among other things, conduct research and development and expand our production capacity as well as roll out our charging and servicing network and our NIO Houses and NIO Spaces. As we ramp up our production capacity and operations we may also require significant capital to maintain our property, plant and equipment and such costs may be greater than anticipated. We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business, and that our level of capital expenditures will be significantly affected by user demand for our products and services. The fact that we have a limited operating history means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We plan to seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all.

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

For the initial owner of the ES8 and the ES6, we provide an extended warranty, subject to certain conditions. As required under the relevant PRC law, we also provide (i) a bumper to bumper three-year or 120,000 kilometer warranty, (ii) for critical EV components (battery pack, electrical motors, power electrical unit and vehicle control unit) an eight-year or 120,000 kilometer warranty, and (iii) a two-year or 50,000 kilometer warranty covering vehicle repair, replacement and refund. Our warranty program is similar to other vehicle manufacturer’s warranty programs intended to cover all parts and labor to repair defects in material or workmanship in the body, chassis, suspension, interior, electric systems, battery, powertrain and brake system. We plan to record and adjust warranty reserves based on changes in estimated costs and actual warranty costs. However, because we did not start making deliveries of the ES8 until June 2018 and of the ES6 until June 2019, we have little experience with warranty claims regarding our vehicles or with estimating warranty reserves. As of December 31, 2019, we had warranty reserves in respect of our vehicles of RMB412 million (US$59.2 million). We cannot assure you that such reserves will be sufficient to cover future claims. We could, in the future, become subject to a significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our results of operations, financial condition and prospects.

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

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our vehicles or components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. Our applications and uses of trademarks relating to our design, software or artificial intelligence technologies could be found to infringe upon existing trademark ownership and rights. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

●	cease selling, incorporating certain components into, or using vehicles or offering goods or services that incorporate or use the challenged intellectual property;
●	pay substantial damages;
●	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;
●	redesign our vehicles or other goods or services; or
●	establish and maintain alternative branding for our products and services.

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

As of December 31, 2019, we had 2,304 issued patents and 1,955 patent applications pending. For our pending application, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The intellectual property rights of others could also bar us from licensing and exploiting any patents that issue from our pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

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

As of December 31, 2019, we had approximately US$1,027.7 million in total long-term borrowings outstanding, consisting primarily of (i) our 4.50% convertible senior notes due 2024, or the 2024 Notes; (ii) our convertible senior notes issued in September 2019 to an affiliate of Tencent Holdings Limited and Mr. Bin Li, our chairman of the board of directors and chief executive officer, or the Affiliate Notes; and (iii) our long-term bank debt. In February and March 2020, we issued and sold convertible notes in an aggregate principal amount of US$435 million due 2021, or the 2021 Notes, to several unaffiliated Asia based investment funds. See “Item 4. Information on the Company—A. History and Development of the Company.”

The 2024 Notes are unsecured debt and are not redeemable by us prior to the maturity date except for certain changes in tax law. In accordance with the indenture governing the 2024 Notes, or the 2024 Notes Indenture, holders of the 2024 Notes may require us to purchase all or any portion of their notes on February 1, 2022 at a repurchase price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus accrued and unpaid interest. Holders of the 2024 Notes may also require us, upon a fundamental change (as defined in the 2024 Notes Indenture), to repurchase for cash all or part of their 2024 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus accrued and unpaid interest.

Each of an affiliate of Tencent Holdings Limited and Mr. Bin Li, our chairman of the board of directors and chief executive officer, subscribed for US$100 million principal amount of the Affiliate Notes, each in two equally split tranches. The Affiliate Notes issued in the first tranche will mature in 360 days, bear no interest, and require us to pay a premium at 2% of the principal amount at maturity. The Affiliate Notes issued in the second tranche will mature in three years, bear no interest, and require us to pay a premium at 6% of the principal amount at maturity. The 360-day Affiliate Notes will be convertible into our Class A ordinary shares (or ADSs) at a conversion price of US$2.98 per ADS at the holder's option from the 15th day immediately prior to maturity, and the three-year convertible notes will be convertible into our Class A ordinary shares (or ADSs) at a conversion price of US$3.12 per ADS at the holder's option from the first anniversary of the issuance date. The holders of the three-year Affiliate Notes will have the right to require us to repurchase for cash all of the convertible notes or any portion thereof on February 1, 2022.

The 2021 Notes bear zero interest and will mature in the first quarter of 2021. Prior to maturity, the holders of the 2021 Notes have the right to convert either all or part of the principal amount of the 2021 Notes into Class A ordinary shares (or ADSs) of our company pursuant to conversion price and conditions as set forth in the respective convertible notes purchase agreements. In accordance with the indenture governing the 2021 Notes, or the 2021 Notes Indenture, holders of the 2021 Notes may require us, upon a fundamental change (as defined in the 2021 Notes Indenture), to repurchase for cash all or part of their 2021 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2021 Notes to be repurchased.

Satisfying the obligations of all these long-term liabilities could adversely affect the amount or timing of any distributions to our shareholders. We may choose to satisfy, repurchase, or refinance any of these long-term liabilities through public or private equity or debt financings if we deem such financings available on favorable terms. If we do not have adequate cash available or cannot obtain additional financing, or our use of cash is restricted by applicable law, regulations or agreements governing our current or future indebtedness, we may not be able to repurchase any of these notes when required under the respective transaction documents, which would constitute an event of default under the respective transaction documents. An event of default could also lead to a default under other agreements governing our current and future indebtedness, and if the repayment of such other indebtedness were accelerated, we may not have sufficient funds to repay the indebtedness and repurchase any of these notes or make cash payments upon conversion of any of these notes. In addition, the holders of any of these notes may convert their notes to a number of our ADSs in accordance with the respective transaction documents. Any conversion will result in immediate dilution to the ownership interests of existing shareholders and such dilution could be material.

We may seek to obtain future financing through the issuance of debt or equity, which may have an adverse effect on our shareholders or may otherwise adversely affect our business.

If we raise funds through the issuance of additional equity or debt, including convertible debt or debt secured by some or all of our assets, holders of any debt securities or preferred shares issued will have rights, preferences and privileges senior to those of holders of our ordinary shares in the event of liquidation. The terms of the convertible notes we issued do not restrict our ability to issue additional debt. If additional debt is issued, there is a possibility that once all senior claims are settled, there may be no assets remaining to pay out to the holders of ordinary shares. In addition, if we raise funds through the issuance of additional equity, whether through private placements or public offerings, such an issuance would dilute ownership of our current shareholders that do not participate in the issuance. If we are unable to obtain any needed additional funding, we may be required to reduce the scope of, delay, or eliminate some or all of, our planned research, development, manufacturing and marketing activities, any of which could materially harm our business.

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

The terms of the convertible notes we issued could delay or prevent an attempt to take over our company.

The terms of the 2024 Notes, Affiliate Notes and 2021 Notes require us to repurchase the respective Notes in the event of a fundamental change. A takeover of our company would constitute a fundamental change. This could have the effect of delaying or preventing a takeover of our company that may otherwise be beneficial to our shareholders.

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

We have expanded our operations, and as we ramp up our production, further significant expansion will be required, especially in connection with potential increased sales, providing our users with high-quality servicing, providing charging solutions, expansion of our NIO House and NIO Space network and managing different models of vehicles. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include, among others:

●	managing a larger organization with a greater number of employees in different divisions;
●	controlling expenses and investments in anticipation of expanded operations;
●	establishing or expanding design, manufacturing, sales and service facilities;
●	implementing and enhancing administrative infrastructure, systems and processes; and
●	addressing new markets and potentially unforeseen challenges as they arise.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, results of operations and financial condition.

We have granted, and may continue to grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted share incentive plans in 2015, 2016, 2017 and 2018, which we refer to as the 2015 Plan, the 2016 Plan, the 2017 Plan and the 2018 Plan, respectively, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The 2018 Plan became effective as of January 1, 2019. We recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. Under our share incentive plans, we are authorized to grant options and other types of awards. Under the 2015 Plan, the 2016 Plan and the 2017 Plan, the maximum numbers of Class A ordinary shares which may be issued pursuant to all awards are 46,264,378, 18,000,000 and 33,000,000, respectively. Under the 2018 Plan, a maximum number of 23,000,000 Class A ordinary shares may be issued pursuant to all awards. This amount should automatically increase each year by the number of shares representing 1.5% of the then total issued and outstanding share capital of our company as of the end of each preceding year. As of December 31, 2019, awards to purchase an aggregate amount of 88,843,972 Class A ordinary shares under the 2015 Plan, the 2016 Plan, the 2017 Plan and the 2018 Plan had been granted and were outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. As of December 31, 2019, our unrecognized share-based compensation expenses amounted to RMB359.3 million (US$51.6 million).

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

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our financial results and the market price of our ADSs may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. We were subject to such requirement starting from fiscal year 2019. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting.

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

In connection with the preparation and external audit of our consolidated financial statements as of and for the year ended December 31, 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting and concluded that our internal control over financial reporting was ineffective as of December 31, 2019. The material weakness identified was that we do not have sufficient competent financial reporting and accounting personnel with an appropriate understanding of U.S. GAAP to (i) design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issues and (ii) prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the Securities and Exchange Commission, or the SEC.

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

We and JAC have invested and expect to continue to invest significantly in what we believe is state of the art tooling, machinery and other manufacturing equipment for the product lines where the vehicles are manufactured, and we depreciate the cost of such equipment over their expected useful lives. However, manufacturing technology may evolve rapidly, and we or JAC may decide to update our manufacturing process with cutting-edge equipment more quickly than expected. Moreover, as our engineering and manufacturing expertise and efficiency increase, we or JAC may be able to manufacture our products using less of our installed equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and to the extent we own such equipment, our results of operations could be negatively impacted.

The construction and operation of our manufacturing facilities are subject to regulatory approvals or filings and may be subject to changes, delays, cost overruns or may not produce expected benefits.

In 2017, we signed a framework agreement with the Shanghai Jiading government and its authorized investment entity to build and develop our own manufacturing facility in Jiading, Shanghai. In 2019, we agreed with the related contractual parties to cease construction of this planned manufacturing facility and terminate this development project, due to government policies that allow collaborative manufacturing between traditional automotive manufacturers and companies with a focus on research, development and design of new energy vehicles.

In February 2020, we entered into a collaboration framework agreement with the municipal government of Hefei, Anhui province, where our main manufacturing hub is located. On April 29, 2020, we entered into definitive agreements for investments in NIO China with the Hefei Strategic Investors. Pursuant to the definitive agreements, we will collaborate with the Hefei Strategic Investors and HETA to develop NIO China's business and to support the accelerated development of the smart electric vehicle sectors in Hefei in the future.

Under PRC law, construction projects are subject to broad and strict government supervision and approval procedures, including but not limited to project approvals and filings, construction land and project planning approvals, environment protection approvals, pollution discharge permits, work safety approvals, fire protection approvals, and the completion of inspection and acceptance by relevant authorities. Some of the construction projects being carried out by us are undergoing necessary approval procedures as required by law. As a result, the relevant entities operating such construction projects may be subject to administrative uncertainty, and construction projects in question may be subject to fines or the suspension of use of such projects. Failure to complete the construction projects on schedule and within budget, and failure to obtain necessary approvals or any incompliance with relevant government supervision could have a material adverse impact on our operations, and we may not be able to find commercially reasonable alternatives.

Our vehicles make use of lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame.

The battery packs that we produce make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. In June 2019, certain safety incidents resulting from the battery packs on ES8 vehicles occurred in Shanghai and other locations in China. We then voluntarily recalled 4,803 ES8s, and replaced the batteries in the NIO battery swap network equipped with the malfunctioned modules. While we have designed the battery pack to passively contain any single cell’s release of energy without spreading to neighboring cells, and have taken measures to enhance the safety of our battery designs, a field or testing failure of our vehicles or other battery packs that we produce could occur in the future, which could subject us to lawsuits, product recalls, or redesign efforts, all of which would be time-consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications or any future incident involving lithium-ion cells such as a vehicle or other fire, even if such incident does not involve our vehicles, could seriously harm our business.

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

Our revenues and financial results may be adversely affected by any economic slowdown in China as well as globally.

The success of our business ultimately depends on consumer spending. We derive substantially all of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally. The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue. Any slowdown could significantly reduce domestic commerce in China, including through the internet generally and through us. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. In addition, the COVID-19 pandemic has negatively impacted the economies of China, the United States and numerous other countries around the world, and is expected to result in a severe global recession. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the United States and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, or other trade matters. While we intend to sell our vehicles only in China in the near future, tariffs could potentially impact our raw material prices. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.

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

Mr. Bin Li, our chairman and chief executive officer, has transferred 189,253 Class A ordinary shares and 49,810,747 Class C ordinary shares to a trust after the completion of the initial public offering of our ADSs on the New York Stock Exchange in September 2018. After such share transfer, he continues to retain the voting rights of these shares, but plans to let NIO users discuss and propose how to use the economic interests of these shares at certain points in the future, through certain mechanisms still to be implemented. Mr. Li hopes this trust arrangement will help deepen our relationship with users. However, we are still exploring the appropriate mechanisms for letting NIO users discuss the use of the economic interests of the shares. There is no assurance that such mechanisms will be adopted to our users’ satisfaction, or at all. Furthermore, depending on the proposed use of the economic interests of the shares in the future, there could be accounting implications to us, which implications we cannot presently ascertain.

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

According to the Guidance Catalogue of Industries for Foreign Investment promulgated in 2017, or the Catalogue, promulgated by the MOFCOM and the NDRC, foreign ownership of certain areas of businesses is subject to restrictions under current PRC laws and regulations. For example, under the Catalogue, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) or in a vehicle manufacturer which manufactures the whole vehicle. The Catalogue was amended by the 2018 Negative List, which came into effect on July 28, 2018, and was further replaced by the 2019 Negative List, which came into effect on July 30, 2019 and contains the same lifting of restrictions on foreign investment in NEVs manufacturers as the 2018 Negative List.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with the Catalogue before it is amended by the 2018 Negative List, we had planned to conduct certain operations that were then subject to restrictions on foreign investment under the Catalogue in China through Shanghai NIO Energy Automobile Co., Ltd., or NIO New Energy. NIO Co., Ltd. Owns 50% equity interests in NIO New Energy. Our founders Bin Li and Lihong Qin, through holding equity interests in Shanghai Anbin Technology Co., Ltd. Indirectly own 40% and 10%, respectively, of the equity interests in NIO New Energy. With respect to the 50% equity interests of NIO New Energy indirectly held by the founders, we have entered into a series of contractual arrangements with Shanghai Anbin Technology Co., Ltd., or Shanghai Anbin, and its shareholders, which enable us to (i) ultimately exercise effective control over such 50% equity interests of NIO New Energy, (ii) receive 50% of substantially all of the economic benefits and bear the obligation to absorb 50% of substantially all of the losses of NIO New Energy, and (iii) have an exclusive option to purchase all or part of the equity interests in Shanghai Anbin when and to the extent permitted by PRC laws, as a result of which we will indirectly own all or part of such 50% equity interests in NIO New Energy. Because of the ownership of 50% equity interests of NIO New Energy and these contractual arrangements, we are the primary beneficiary of NIO New Energy and hence consolidate its financial results as our variable interest entity under U.S. GAAP. In addition, to comply with the Catalogue (as amended by the 2018 Negative List), we have also entered into a series of contractual arrangements with Beijing NIO Network Technology Co., Ltd., or Beijing NIO, and its shareholders that enable us to hold all the required Internet content provision service, or the ICP, and related licenses in China. For a detailed description of these contractual arrangements, see “Item 4.  Information on the Company—C. Organizational Structure—Contractual Agreements with the VIEs and their respective shareholders.”

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

If the ownership structure, contractual arrangements and businesses of our PRC subsidiaries or our variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiaries or our variable interest entities fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of such entities;
●	shutting down our servers or blocking our website, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and variable interest entities;
●	imposing fines, confiscating the income from our PRC subsidiaries or our variable interest entities, or imposing other requirements with which we or our variable interest entities may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our variable interest entities and deregistering the equity pledge of our variable interest entities, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our variable interest entities; or
●	restricting or prohibiting our use of the proceeds of any financing outside China to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business.

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which has become effective on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. Since the Foreign Investment Law is newly enacted, uncertainties still exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled via contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. There can be no assurance that our contractual arrangements will not be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations.

The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list” to be published. Because the “negative list” has yet been published, it is unclear as to whether it will differ from the 2019 Negative List currently in effect. The Foreign Investment Law provides that only foreign invested entities operating in foreign restricted or prohibited industries will require entry clearance and other approvals that are not required by PRC domestic entities or foreign invested entities operating in other industries. In the event that our variable interest entities through which we operate our business are not treated as domestic investment and our operations carried out through such variable interest entities are classified in the “restricted” or “prohibited” industry in the “negative list” under the Foreign Investment Law, such contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or dispose of such business.

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

We operate in the automotive and internet industry, both of which are extensively regulated by the PRC government. For example, the PRC government imposes foreign ownership restrictions and licensing and permit requirements for companies in the internet industry. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Investment in China” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Value-added Telecommunications Services.” The MOFCOM and the NDRC promulgated the 2018 Negative List and the 2019 Negative List, both of which lift restrictions on foreign investment on the production of new energy vehicles, effective on July 28, 2018 and July 30, 2019, respectively; and the NDRC promulgated the Provisions on Administration of Investment in Automobile Industry, which became effective on January 10, 2019, to set certain requisite criteria for newly-established pure electric vehicle automakers. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations and Approvals Covering the Manufacturing of Pure Electric Passenger Vehicles.” These laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations and furthermore, we cannot assure you that we have complied or will be able to comply with all applicable laws at all times. Consequently, we could face the risks of being subject to governmental investigations, orders by the competent authorities for rectification, administrative penalties or other legal proceedings.

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

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2019, our variable interest entities had not made appropriations to statutory reserves as our PRC subsidiaries and our variable interest entities reported accumulated loss. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Dividend Distribution.” Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with our variable interest entities in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Our contractual arrangements with our variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our variable interest entities owe additional taxes, which could negatively affect our financial condition.” In addition, the incurrence of indebtedness by our PRC subsidiaries could result in operating and financing covenants and undertakings to creditors that would restrict the ability of our PRC subsidiaries to pay dividends to us.

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

Furthermore, in order to control labor cost, we conducted a series of organizational restructuring to cut headcounts in 2019, which we believe has negatively affected our reputation, brand image and our ability to retain the remaining qualified staff and skilled employees. We cannot guarantee that there will not be such organizational restructuring again in the future, the occurrence of which will pose negative implications on our competitive position, cost us qualified employees and subject us to potential employment lawsuits. Any of the above would negatively affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

Any significant appreciation or depreciation of RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into RMB to pay our operating expenses, appreciation of RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

In addition, our PRC subsidiaries have received various financial subsidies from PRC local government authorities. The financial subsidies result from discretionary incentives and policies adopted by PRC local government authorities. For example, our subsidiary, XPT (Nanjing) E-Powertrain Technology Co., Ltd., has received subsidies of an aggregate of RMB33.1 million for the phase I construction of the Nanjing Advanced Manufacturing Engineering Center as of December 31, 2019. Local governments may decide to change or discontinue such financial subsidies at any time. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

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

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” As of December 31, 2019, our subsidiaries and variable interest entities located in the PRC reported accumulated loss and therefore they had no retained earnings for offshore distribution. In the future, we intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. Our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the relevant tax authority and we may not be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

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

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB's inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. However, it remains unclear what further actions the SEC and the PCAOB will take to address the problem.

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

The trading price of our ADSs has been volatile and has ranged from a low of US$1.32 to a high of US$10.16 in 2019. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

●	actual or anticipated fluctuations in our quarterly results of operations;
●	changes in financial estimates by securities research analysts;
●	conditions in automotive markets;
●	changes in the operating performance or market valuations of other automotive companies;
●	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;
●	addition or departure of key personnel;
●	fluctuations of exchange rates between RMB and the U.S. dollar;
●	litigation, government investigation or other legal or regulatory proceeding;
●	release of lock-up and other transfer restrictions on our ADSs or any ordinary shares or sales of additional ADSs;
●	any actual or alleged illegal acts of our shareholders or management;
●	any share repurchase program; and
●	general economic or political conditions in China or elsewhere in the world.

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

As of the date of this annual report, Mr. Bin Li, our chairman and chief executive officer, together with his affiliates, beneficially own all of our issued Class C ordinary shares. The Tencent entities beneficially owned all of our issued Class B ordinary shares. Due to the disparate voting powers associated with our triple classes of ordinary shares, Mr. Li has considerable influence over important corporate matters. As of March 31, 2020, Mr. Li beneficially owns 47.0% of the aggregate voting power of our company through mobike Global Ltd. and Originalwish Limited, companies wholly owned by Mr. Li, and through NIO Users Limited, a holding company ultimately controlled by Mr. Li, whereas Tencent entities beneficially own 21.1% of the aggregate voting power of our company through Mount Putuo Investment Limited, Image Frame Investment (HK) Limited and TPP Follow-on I Holding D Limited. Mr. Li has considerable influence over matters requiring shareholder approval, including electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit the ability of the holders of our Class A ordinary shares and ADSs to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transaction, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price. Moreover, Mr. Li may increase the concentration of his voting power and/or share ownership in the future, which may, among other consequences, decrease the liquidity in our ADSs.

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

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income; or (2) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets (taking into account our current market capitalization), we do not believe that we were a PFIC for our taxable year ended December 31, 2019 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the nature and composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs, which may be volatile. The nature and composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

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

On January 30, 2019, in connection with the pricing of the 2024 Notes, we entered into capped call transactions with one or more of the initial purchasers and/or their respective affiliates and/or other financial institutions, or the Capped Call Option Counterparties. We entered into additional capped call transactions with the Capped Call Option Counterparties on February 15, 2019 and February 26, 2019, respectively. We used a portion of the net proceeds of the 2024 Notes to pay the cost of such transactions. The cap price of these capped call transactions is initially US$14.92 per ADS, representing a premium of approximately 100% to the closing price on the New York Stock Exchange, or NYSE, of our ADSs on January 30, 2019, which was US$7.46 per ADS, and is subject to adjustment under the terms of the capped call transactions. As part of establishing their initial hedges of the capped call transactions, the Capped Call Option Counterparties or their respective affiliates expect to trade the ADSs and/or enter into various derivative transactions with respect to our ADSs concurrently with, or shortly after, the pricing of the 2024 Notes. This activity could increase (or reduce the size of any decrease in) the market price of the ADSs or the 2024 Notes at that time. However, if any such capped call transactions fail to become effective, the Capped Call Option Counterparties may unwind their hedge positions with respect to the ADSs, which could adversely affect the market price of the ADSs. In addition, the Capped Call Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to the ADSs, the 2024 Notes or our other securities and/or by purchasing or selling the ADSs, the 2024 Notes or our other securities in secondary market transactions following the pricing of the 2024 Notes and prior to the maturity of the 2024 Notes (and are likely to do so following any conversion of the 2024 Notes, if we exercise the relevant election under the capped call transactions, or repurchase of the 2024 Notes by us). This activity could also cause or avoid an increase or a decrease in the market price of our ADSs.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our eleventh amended and restated memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Pursuant to Sections 303A.01, 303A.04, 303A.05 and 303A.07 of the New York Stock Exchange Listed Company Manual, a company listed on the New York Stock Exchange must have a majority of independent directors, a nominating and corporate governance committee composed entirely of independent directors, a compensation committee composed entirely of independent directors and an audit committee with a minimum of three members. We currently follow our home country practice in lieu of these requirements. We may also continue to rely on these and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

Under the deposit agreements for the ADSs, if any holder of the ADSs does not vote, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying such ADSs at shareholders’ meetings unless:

●	we have failed to timely provide the depositary with notice of meeting and related voting materials;
●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or
●	the voting at the meeting is to be made on a show of hands.

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

We incur increased costs as a result of being a public company.

As a public company, we incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material and adverse effect on our financial condition and results of operations.

ITEM 4.       INFORMATION ON THE COMPANY

A.          History and Development of the Company

We were founded in November 2014, as Nextev Inc., which was changed to our current name NIO Inc. in July 2017. Significant milestones in our development in 2019 and 2020 include the following:

2019

●	In February 2019, we issued $750 million aggregate principal amount of 4.50% convertible senior notes due 2024, or the 2024 Notes. The 2024 Notes are unsecured debt and are not redeemable by us prior to the maturity date except for certain changes in tax law. The holders of the 2024 Notes may convert their notes to a number of our ADSs at their option at any time prior to the close of business on the second business day immediately preceding the maturity date pursuant to the 2024 Notes indenture, at a conversion rate of 105.1359 ADSs per US$1,000 principal amount of the 2024 Notes. The 2024 Notes that are converted in connection with a make-whole fundamental change (as defined in the 2024 Notes Indenture) may be entitled to an increase in the conversion rate for such 2024 Notes. In connection with the issuance of the 2024 Notes, we entered into capped call transactions and zero-strike call option transactions.
●	In March 2019, we agreed with the related contractual parties to cease construction of our planned manufacturing facility in Jiading, Shanghai and terminate this development project.
●	In April 2019, we entered into a manufacturing cooperation agreement with JAC, for the manufacture of the ES6, which is a supplement to the agreement that Company entered into with JAC in May 2016. Pursuant to these agreements, we pay JAC manufacturing fees on a per-vehicle basis monthly and compensates JAC for its operating losses for the initial three-year period after the start of production of the ES8 from April 10, 2018. We may fund additional investments in equipment in the Hefei manufacturing plant of JAC for the production of the ES6.

●	In July 2019, NIO Nextev Limited entered into a share purchase agreement with a buyer incorporated in Hong Kong, pursuant to which the buyer, subject to certain closing conditions, agreed to purchase the entire issued share capital of NIO Nextev (UK) Limited at a consideration of US$15,000,000. In fulfilling the share purchase agreement, we established NIO Performance Engineering Limited to acquire the business and assets operated by NIO Nextev (UK) Limited other than the Formula E related business, including computer aided engineering and advanced concept engineering, the operation of a performance program in relation to the EP9 Electric Vehicles and any performance related initiatives of EP9, and all headquarters operations, central management functions, administrative, accounting, finance, tax and legal operations of NIO Nextev (UK) Limited as of the date of the share purchase agreement. Upon the consummation of the transaction, NIO Nextev Limited no longer holds any equity interest in NIO Nextev (UK) Limited. We became a primary sponsor of Formula E team.
●	In September 2019, we issued and sold convertible notes in an aggregate principal amount of US$200 million to an affiliate of Tencent Holdings Limited and Mr. Bin Li, our chairman of the board of directors and chief executive officers. The affiliate of Tencent Holdings and Mr. Bin Li each subscribed for US$100 million principal amount of the convertible notes, each in two equally split tranches. The convertible notes issued in the first tranche will mature in 360 days, bear no interest, and require us to pay a premium at 2% of the principal amount at maturity. The convertible notes issued in the second tranche will mature in three years, bear no interest, and require us to pay a premium at 6% of the principal amount at maturity. The 360-day convertible notes will be convertible into our Class A ordinary shares (or ADSs) at a conversion price of US$2.98 per ADS at the holder’s option from the 15th day immediately prior to maturity, and the three-year convertible notes will be convertible into our Class A ordinary shares (or ADSs) at a conversion price of US$3.12 per ADS at the holder’s option from the first anniversary of the issuance date. The holders of the three-year convertible notes will have the right to require us to repurchase for cash all of the convertible notes or any portion thereof on February 1, 2022.
●	In August 2019, we opened our first NIO Space in Shanghai, a showroom for our brand, vehicles and services that is smaller in scale and more delicate and sales-focused compared with NIO Houses.

2020

●	In February and March 2020, we issued and sold convertible notes in an aggregate principal amount of US$435 million due 2021, or the 2021 Notes, to several unaffiliated Asia based investment funds. The 2021 Notes bear zero interest. The holders of the 2021 Notes issued in February 2020 have the right to convert either all or part of the principal amount of the 2021 Notes into Class A ordinary shares (or ADSs) of our company, prior to maturity, (a) from the date that is six months after the issuance date, at a conversion price of US$3.07 per ADS, or (b) upon the completion of a bona fide issuance of equity securities of our company for fundraising purposes, at the conversion price derived from such equity financing. The holders of the 2021 Notes issued in March 2020 have the right to convert either all or part of the principal amount of the 2021 Notes into Class A ordinary shares (or ADSs) of our company, prior to maturity and from September 5, 2020, at a conversion price of US$3.50 per ADS, subject to certain adjustments. We may not redeem the 2021 Notes prior to maturity.
●	In February 2020, we entered into a collaboration framework agreement with the municipal government of Hefei, Anhui province, where our main manufacturing hub is located. On April 29, 2020, we entered into definitive agreements for investments with a group of investors led by Hefei City Construction and Investment Holding (Group) Co., Ltd., CMG-SDIC Capital Co., Ltd., and Anhui Provincial Emerging Industry Investment Co., Ltd., or together as the Hefei Strategic Investors. Under the definitive agreements, the Hefei Strategic Investors will invest an aggregate of RMB7 billion in cash into NIO Anhui, the legal entity of NIO China wholly owned by us pre-investment. We will inject our core businesses and assets in China, including vehicle research and development, supply chain, sales and services and NIO Power, valued at RMB17.77 billion in total, into NIO China. Further, we will invest RMB4.26 billion in cash into NIO China. We will collaborate with the Hefei Strategic Investors and HETA to develop NIO China’s business and to support the accelerated development of the smart electric vehicle sectors in Hefei in the future. Upon the completion of the investments, we will hold 75.9% of controlling equity interests in NIO China, and the Hefei Strategic Investors will collectively hold the remaining 24.1%.

●	In March 2020, we entered into a manufacturing cooperating agreement with JAC for the manufacture of EC6. Pursuant to the agreement, we pay JAC manufacturing fees on a per-vehicle basis monthly. The Company is responsible for investment in new technical equipment and ancillary facilities necessary for satisfactory production of the EC6 in the new energy automobile manufacturing plant established by JAC. If such manufacturing plant incurs any loss, we will make up such loss to JAC on a monthly basis.

Our principal executive offices are located at Building 20, No. 56 Antuo Road, Jiading District, Shanghai 201804, PRC. Our telephone number at this address is +86-21-6908-2018. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

B.          Business Overview

We are a pioneer in China’s premium electric vehicle market. We design, jointly manufacture, and sell smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining user experience, we aim to provide users with comprehensive, convenient and innovative charging solutions and other user-centric service offerings. Our Chinese name, Weilai (蔚来), which means Blue Sky Coming, reflects our commitment to a more environmentally friendly future.

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

We launched our first volume manufactured electric vehicle, the seven-seater ES8, to the public at our NIO Day event on December 16, 2017 and began making deliveries to users on June 28, 2018. In December 2018, we launched its variant, the six-seater ES8, with delivery beginning in March 2019. The ES8 is an all-aluminum alloy body, premium electric SUV that offers exceptional performance, functionality and mobility lifestyle. It is equipped with our proprietary e-propulsion system, which is capable of accelerating from zero to 100 kilometers (km) per hour (kph) in 4.4 seconds and delivering a New European Driving Cycle, or NEDC, driving range of up to 355 km and a maximum range of up to 500 kilometers and equipped with a 70-kilowatt-hour battery pack. On December 28, 2019, during the third NIO Day held in Shenzhen, China, we released the all-new ES8, the flagship smart premium electric SUV. The all-new ES8 boasts more than 180 product improvements and comes with better performance, longer driving range and a more sophisticated and high-tech design. With the 100-kilowatt-hour battery pack newly released during the third NIO Day and to be delivered in the fourth quarter of 2020, the all-new ES8 has an NEDC range of up to 580 km, a major improvement in its range performance. We began making deliveries of the all-new ES8 in April 2020. In July 2019, NIO ranked the highest in quality among all electric vehicle brands, and the ES8 ranked the highest in quality among all mid-large electric vehicles, in the JD Power's 2019 New Energy Vehicle Experience Index Study. As of December 31, 2019, we had delivered 20,480 ES8s to customers in more than 270 cities.

We launched our second volume manufactured electric vehicle, the ES6, to the public at our NIO Day event on December 15, 2018 and began making deliveries to users in June 2019. The ES6 is a five-seater high-performance long-range premium electric SUV. The ES6 is smaller but more affordable than the ES8, allowing us to target a broader market in the premium SUV segment. Its performance version is equipped with a 160-kW permanent magnet motor and a 240-kW induction motor, and is capable of accelerating from zero to 100 kph within 4.7 seconds. With the 100-kilowatt-hour battery pack to be delivered in the fourth quarter of 2020, the ES6 performance version boasts an NEDC range of up to 610 km. As of December 31, 2019, we had delivered 11,433 ES6s to customers in more than 250 cities.

We launched our third volume manufactured electric vehicle, the EC6, to the public at our NIO Day event on December 28, 2019. EC6 is a smart premium electric coupe SUV. EC6 has an agile coupe design with drag coefficient at only 0.27Cd. It is dynamically shaped and equipped with a 2.1 square meter vault glass roof. With the 100-kilowatt-hour battery pack to be delivered in the fourth quarter of 2020, the EC6 boasts an NEDC range of up to 615 km. Users can pre-order the EC6 through the NIO App and we expect to begin making deliveries of the EC6 in September 2020.

We aim to create the most worry-free experience for our users, online or offline, at home or on-the-go. In response to common concerns over the accessibility and convenience of EV charging, we offer a comprehensive, convenient and innovative suite of charging solutions. These solutions, which we call our NIO Power solutions, include Power Home, our home charging solution; Power Swap, our innovative battery swapping service; Power Mobile, our mobile charging service through charging trucks; Public Charger, our public fast charging solution; and Power Express, our 24-hour on-demand pick-up and drop-off charging service. In addition, our vehicles are compatible with China’s national charging standards and have access to a nationwide publicly accessible charging network of approximately 258,000 charging piles. Beyond charging solutions, we offer comprehensive value-added services to our users, such as statutory and third-party liability insurance and vehicle damage insurance through third-party insurers, repair and routine maintenance services, courtesy car during lengthy repairs and maintenance, nationwide roadside assistance, as well as an enhanced data package. We believe these solutions and services, together, will create a holistic user experience throughout the vehicle lifecycle.

The electric powertrain technologies we developed for the EP9 set the technological foundation for the development of our vehicles, from the ES8 to the ES6 and the EC6 and to other future models. Our e-propulsion system consists of three key sub-systems: an electric drive system, or EDS, an energy storage system, or ESS, and a vehicle intelligence control system, or VIS. Our electric powertrain reflects our cutting-edge proprietary technologies and visionary engineering in our EV design.

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

We adopt an innovative sales model compared to incumbent automobile manufacturers. We sell our vehicles through our own sales network, including NIO Houses, NIO Spaces and our mobile application. NIO Spaces are showrooms for our brand, vehicles and services. NIO Houses not only function as showrooms, but also clubhouses for our users with multiple social functions. Prospective users can place orders using our mobile application and more importantly, our mobile application fosters a dynamic and interactive online platform. We believe our online and offline integrated community which is developing from our NIO Houses, NIO Spaces and mobile application will retain user engagement and cultivate loyalty to our brand, along with other successful branding activities, such as our annual NIO Day and our Drivers’ Championship winning Formula E team.

Reservations, Production and Delivery

We began making deliveries to users of our first volume manufactured vehicle, the seven-seater ES8, on June 28, 2018, and its variant, the six-seater ES8 in March 2019. The table below sets forth certain operating data relating to the ES8 (for both types) in 2019.

	January	February	March	April	May	June	July	August	September	October	November	December
	2019	2019	2019	2019	2019	2019	2019	2019	2019	2019	2019	2019
ES8s produced for the period	1,791	654	1,356	1,508	935	434	436	460	288	139	78	63
ES8s delivered for the period	1,805	811	1,373	1,124	1,089	927	164	146	293	306	461	633
Cumulative ES8s delivered	13,153	13,964	15,337	16,461	17,550	18,477	18,641	18,787	19,080	19,386	19,847	20,480

We began making deliveries of our second volume manufactured vehicle, the five-seater ES6, to users on June 18, 2019. The table below sets forth certain operating data relating to the ES6 up to December 31, 2019.

	June	July	August	September	October	November	December
	2019	2019	2019	2019	2019	2019	2019
ES6s produced for the period	658	1,066	2,336	2,190	1,880	1,407	2,292
ES6s delivered for the period	413	673	1,797	1,726	2,220	2,067	2,537
Cumulative ES6s delivered	413	1,086	2,883	4,609	6,829	8,896	11,433

In December 2019, we launched (i) the all-new ES8 with more than 180 product improvements, with delivery beginning in April 2020, and (ii) our third volume manufactured electric vehicle, the EC6, with delivery expected to begin in September 2020.

Our Vehicles

We design, jointly manufacture and sell our vehicles in China’s premium electric vehicle segment. We began making deliveries to the public of our first volume manufactured car, the seven-seater ES8 on June 28, 2018. In December 2018, we launched its variant, the six-seater ES8, with delivery beginning in March 2019. In addition, we launched our second volume manufactured electric vehicle, the ES6, to the public at our NIO Day event on December 15, 2018. The ES6 is a five-seater high-performance long-range premium electric SUV. The ES6 is smaller but more affordable than the ES8, allowing us to target a broader market in the premium SUV segment. The ES6 currently offers the Standard, Performance and Premier versions with pre-subsidy starting prices of RMB358,000, RMB398,000 and RMB498,000, respectively. We began making deliveries of the ES6 to users on in June 2019. In December 2019, we launched the all-new ES8 with more than 180 product improvements. The all-new ES8 comes with better performance, longer driving range and a more sophisticated and high-tech design, with delivery beginning in April 2020. In addition, in December 2019, we launched our third volume manufactured electric vehicle, the EC6. EC6 is a smart premium electric coupe SUV with a dynamic shape design. Users can pre-order the EC6 through the NIO App and we expect to begin making deliveries of the EC6 in September 2020. In addition, we launched the 100-kilowatt-hour battery pack, which boasts the driving rage of the all-new ES8, ES6 and EC6’s to up to 580km, 610km and 615km, respectively. We plan to leverage the platform technologies from the ES8, the ES6 and EC6 to build our future models.

Our goal is to launch a new vehicle model each year for the near future as we plan to offer our users more choices to suit their preferences and target different segments within the premium electric vehicle market in China. We plan to mainly sell our vehicles in China for the near future.

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

With both front and rear motors (240 kilowatt (kW) each), the ES8 delivers 480 kW of power and 840 units or Newton meters (Nm) of torque to all four wheels. The ES8’s e-propulsion system enables the ES8 to accelerate from zero to 100 kph in just 4.4 seconds. The ES8 is initially equipped with a 70-kilowatt-hour liquid-cooled battery pack comprised of cutting-edge square cell batteries, and we began delivering the ES8 with an 84-kilowatt-hour battery pack, extending its NEDC driving range to 430 kilometers, in September 2019. The battery pack features an energy density of 135 watt hours per kilogram (wh/kg) and provides an approximately 1,200-charge-discharge lifecycle with an 87% capacity retention. The ES8 achieves a NEDC driving range of 355 kilometers.

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

Together with the launch of the ES8 in 2017, we launched our NIO Pilot system. We have activated most of the features on our NIO Pilot system by December 2019. Our NIO Pilot ADAS, with comprehensive enhanced Level 2 autonomous driving features, is enabled by 23 sensors, including a trifocal front-facing camera, four surround exterior cameras, five millimeter-wave radars, 12 ultrasonic sensors and a driver monitor camera. The ES8 comes equipped with the Mobileye EyeQ®4 ADAS chip which has a computation capacity eight-times more powerful than its predecessor, the Mobileye EyeQ®3.

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

In December 2019, we launched the all-new ES8 with more than 180 product improvements. With a combination of the permanent magnet motor of 160kW and the induction motor of 240 kW, the all-new ES8 with a 70-kilowatt battery pack reaches a driving range of up to 415 kilometers. It can accelerate from zero to 100 kph in just 4.9 seconds. The new ES8 with a 100-kilowatt battery pack reaches a drive range of up to 580 kilometers. The all-new ES8 features 3,010mm wheelbase, the longest in its class, boasting a spacious and flexible seating layout. The 9.8 inch instrument cluster with ultra-slim frame and 11.3 inch second-generation multi-touch center screen comes as standard. The optional NOMI Mate 2.0 is fitted with the world’s first auto-grade AMOLED full-circular display. The design of the all-new ES8 is more streamlined and dynamic with its front face, side and tail all adorned with chrome accents. With the better performance, longer driving range and the more sophisticated and high-tech design, the all-new ES8 redefines our smart electric flagship SUV.

The seven-seater ES8 and the six-seater ES8 have pre-subsidy starting prices of RMB468,000 and RMB476,000, respectively. Purchasers can purchase additional options that come with the ES8, including nappa luxury interior package (consisting of nappa leather perforated seats, a nappa leather interior wrap and front massage seats), all-season comfort package (heated steering wheel, second row heated seats, and front row ventilated seat), a premium audio system, an enhanced head unit display and additional NIO Pilot functions, different wheel styles, certain exterior colors, NIO Pilot and NOMI, among others. The ES8 also comes equipped with a wireless charging board. We currently provide our users with the option of a battery payment arrangement, where users can make battery payments in installments. For the ES8 ordered before January 15, 2019, there is an RMB100,000 reduction in the purchase price and users adopting this arrangement pay RMB1,280 per month, payable over 78 months. For the ES8 and ES6 ordered after January 16, 2019, there is an RMB100,000 reduction in the purchase price and users adopting this arrangement pay RMB1,660 per month, payable over 60 months. To purchase an ES8, a customer is first required to pay a refundable deposit reserving the car, which for the ES8 is RMB2,000, and prior to the user’s ES8 entering into production, a non-refundable deposit of RMB20,000 must be made (which can include the initial RMB2,000 reservation deposit) and is applied towards the purchase price of the vehicle.

ES6

The ES6 is a five-seater high-performance electric premium SUV launched in December 2018. We started making deliveries to the public of the ES6 in June 2019 and have ramped up deliveries since launch. The ES6 is smaller but more affordable than the ES8, allowing us to target a broader market in the premium SUV segment. The ES6 currently offers the Sporty, Performance and Premier versions with pre-subsidy starting prices of RMB358,000, RMB398,000, and RMB498,000, respectively. Users can pre-order the ES6 through the NIO App.

The ES6 is the world’s first SUV equipped with a combination of the permanent magnet motor (160 kW) and the induction motor (240 kW). The ES6 delivers 400 kW of power and 725 Newton meters of torque to all four wheels with an energy conversion rate of 97%. The ES6 can accelerate from zero to 100 kph in 4.7 seconds. The braking distance of the ES6 from 100 kph to a complete stop is 33.9 meters. The ES6 is initially equipped with a 70-kilowatt-hour liquid-cooled battery pack, and we began delivering the ES6 with an 84-kilowatt-hour battery pack, extending its NEDC driving range to 510 kilometers, in September 2019. With the 100-kilowatt-hour battery pack to be delivered in the fourth quarter of 2020, the ES6 boasts an NEDC range of up to 610 km. The ES6 is the first car in China with a hybrid structure of aluminum alloy (91%) and carbon fiber (9%), featuring aircraft grade 7 series aluminum alloy, enabling torsional stiffness of 44,930 Nm/Deg, the highest among any mass production SUV globally. The use of high-strength carbon fiber makes the ES6 lighter but more solid. It features the independent suspension, Continuous Damping Control (CDC) and the intelligent electric all-wheel-drive system. Users have the option of installing the active air suspension and switching between driving modes, creating a more comfortable riding experience.

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

EC6

The EC6 is a smart premium electric coupe SUV launched in December 2019. EC6 has an agile coupe design with drag coefficient at only 0.27Cd. It’s dynamically shaped and equipped with a 2.1 square meter vault glass roof. The EC6 is equipped with a 160-kW permanent magnet motor and a 240-kW induction motor and is capable of accelerating from zero to 100 kph in just 4.7 seconds. With the 100-kilowatt-hour battery pack to be delivered in the fourth quarter of 2020, the EC6 boasts an NEDC range of up to 615 km. Users can pre-order the EC6 through the NIO App. We expect to begin making deliveries of the EC6 in September 2020.

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

Home Charging (NIO Power Home)

Through NIO Power Home, we install chargers at our customers' homes after the purchase of a new vehicle based on customer request where installation at the customer's home is feasible. Given the convenience of having a home charger installed, we aim to install a home charger for our users whenever practicable. Our home charger is expected to be the first to have an auto-identification function which enables a vehicle to automatically pair with its exclusively compatible home charger. Charging takes place by simply inserting the charging gun into the vehicle's charging port. The first NIO Power Home device and basic installation are initially included in the price of the vehicle though there may be charges in certain circumstances. Any user has the option of postponing such installation if installation is not feasible at his or her residence at the time of purchase. Any subsequent installation is subject to charge on a case-by-case basis. Installation is performed by professional third-party contractors engaged by us. Our charging pile design won the "best of best" reddot award in 2018. Under normal temperatures and battery conditions, the 84-kilowatt-hour battery of the ES8 and the ES6 would be charged from approximately 20% to 90% power level in seven to eight hours using our home charger.

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

To that end, we offer our users our Power Express valet service and other charging solutions, including access to public charging, access to our Power Mobile, charging trucks, battery swapping and Power Charges.

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

We offer our users our energy package, which provides them with access to our Power Express services and charging solutions, including public charging, access to our Power Mobile charging trucks, and battery swapping for a fixed monthly fee, which is initially set at RMB980 per month if paid monthly, or RMB10,800 annually, for up to 15 charges per month. We currently anticipate that our energy package and Power Express services will primarily be utilized by users without home chargers installed. However, users who do not purchase our energy package are able to access our Power Express services and charging solutions on a pay-per-use basis. The initial price for such services is set at RMB180 per charge for NIO users and RMB280 per charge for others. The price for our mobile charging service to non-NIO users is RMB380 per charge for charging using NIO Power Mobile trucks.

Access to Public Charging

Our users have access to a network of public chargers, which as of December 31, 2019 consisted of approximately 258,000 publicly accessible charging piles. These chargers have been installed by both public and private sectors, including state-owned electricity companies and automotive original equipment manufacturers, or OEMs. Data from over 179,000 public chargers as of December 31, 2019, installed by the third parties, including the State Grid, are synchronized to our cloud so that users can access real-time information on the availability and location of these chargers. These chargers are provided by 29 operators, 11 of which we have achieved real-time connections with. We plan to increase the number of chargers with data synchronized to our cloud. The Chinese government has also set a target of more than 4.8 million charging piles in 2020. Access to these chargers is included in our energy package or can be provided on a pay-per-use basis. Under normal temperatures and battery conditions, the 84-kilowatt-hour battery of the ES8 and the ES6 would be charged from approximately 20% to 90% power (or battery) level in seven to eight hours using a normal charger or in approximately 70 minutes using a supercharger.

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

As of December 31, 2019, we had approximately 386 NIO Power Mobile trucks in operation. We have deployed these trucks in major cities, including Beijing, Shanghai, Guangzhou, Shenzhen, Chengdu, Hangzhou, Nanjing and Suzhou, among others. We plan to enhance the efficiency of these NIO Power Mobile trucks to cater to user demand.

Battery Swapping (Power Swap)

Through Power Swap, we offer our users the ability to arrange for a battery swap for the ES8, ES6 and EC6. Our swap stations are compact stations located in parking lots and other locations. The typical size of a swap station is approximately three parking spaces, or 45 square meters. Swap stations are designed to be fully automated, but for the first and second years of operation we plan to have one staff member at each location to ensure reliability for the initial roll-out. Once a vehicle is parked in the swap station and the driver activates the swap function, battery swapping will take place automatically. Charging of the batteries at swap stations takes place while the batteries are stored at the swap station and their charging status information is sent to our cloud. Our battery swap stations were developed in-house and use chassis replacement technology and apply more than 300 patented technologies to provide precise positioning, rapid disassembly, compact integration, and flexible deployment, allowing battery replacement within minutes.

As of December 31, 2019, we had battery swap stations in 51 cities, including Beijing, Shanghai, Guangzhou, Shenzhen, Hefei, Chengdu, Nanjing, Suzhou and Hangzhou. We had 36 battery swap stations in total along the three major highways and four other highways in China. The three major highways are G2 highway that connects Beijing and Shenzhen, G4 highway that connects Beijing and Shanghai, and G15 highway that connects Shanghai and Guangzhou. We believe the battery swap service we provide effectively addresses consumers’ concern on charging convenience of electric vehicles, and has become an unduplicated competitive advantage of ours. We plan to further enhance the efficiency of the battery swap stations and to strategically deploy more swap stations in selected geographical areas as the number of our vehicles sold grows to ensure continuous optimal battery swap experience for our users.

Fast Charging Piles (Power Charger)

Through NIO Power Charger, we provide our users a fast and reliable charging solution using our fast charging piles. We plan to expand these charging piles as a supplement to our charging network. Users are able to locate, use and pay for the charging through our mobile application. Our Power Chargers are of a slim design and are located in parking lots and other locations easily accessed by our users, with maximum output power of 105 kilowatt and 250 ampere.

As of December 31, 2019, we had approximately 184 NIO Power Charger piles in operation, covering major cities including Beijing, among others, Shanghai, Guangzhou, Shenzhen, Chengdu, Hangzhou, Suzhou and Xi’an. We plan to enhance the efficiency of these NIO Power Charger piles to cater to user demand.

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

Service Package

We offer our users a service package, which, at a price initially set at RMB12,800 to RMB14,800 per year, provides statutory and third-party liability and vehicle damage insurance through third-party insurers, repair and routine maintenance services, courtesy car during repair and maintenance lasting more than 24 hours, roadside assistance and an enhanced data package, among other services. As of December 31, 2019, approximately 89% of our individual users had a subscription for our service package.

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

We provide users who subscribe to this service package with an enhanced Internet data package with an additional 7GB of data per month. We also have agreements with China Taiping Insurance and People’s Insurance Company of China Group, pursuant to which we will procure basic mandatory automobile insurance and vehicle damage insurance for our users as part of the service package. Users are also able to supplement this basic insurance coverage with China Taiping Insurance and People’s Insurance Company of China Group at an additional cost, which will be paid to the insurance provider.

In addition to the regular service package, we started to offer an extra insurance worry-free package on March 1, 2020 at RMB1,680 per year. The extra insurance worry-free package provides competitive maintenance and paint-repair services, curtesy vehicles during repair and maintenance lasting for over 24 hours, roadside assistance, an enhanced data package and other additional services.

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

Vehicle Financing and License Plate Registration

We currently have agreements with Bank of China, China Merchants Bank, Ping An Bank, China Industrial Bank and Great China Finance Leasing Co., Ltd. pursuant to which we assist users across China in procuring financing when they purchase our vehicles we assist our users in their application for financing, making the buying process easier. We also cooperate with China Construction Bank and Agricultural Bank of China to assist users from certain geographical scope in their application for financing. Through our arrangements with our partner banks, we believe we are able to assist our users in procuring financing on attractive terms. We also apply for license plate registration on behalf of our users at the time of purchase.

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

We have strategically located our vehicle engineering teams based on where we believe the right talent is located. As of December 31, 2019, our vehicle engineering group had 619 employees worldwide, with 559 located in Shanghai and 60 located in Hefei and Nanjing of China, Oxford of the United Kingdom and San Jose of the United States. We have significant engineering capabilities at our Shanghai headquarters, which was selected due to its status as a global automotive hub, providing us with a significant talent pool. Our international offices provide us with deeper capabilities in certain areas. Our San Jose and Oxford teams focus on advanced development work with our Oxford team also working on complex computer-aided engineering, and our Munich team focuses on light-weight material development and vehicle design. In addition, our engineering teams in Munich focus on lightweight and e-powertrain engineering and work on the challenges of energy and resource efficiency and design our vehicles, including the interior and exterior.

Our Technology

We believe one of our core technology competencies is our proprietary e-propulsion system. It also has a modular design, allowing future models to incorporate a significant portion of this technology. Our technologies, including battery management system, electric driving system, vehicle control system, and autonomous driving, among others, are cutting-edge and differentiates us from our competitors. The ES8, the ES6 and the EC6 integrate many of these industry-leading technology modules, including our proprietary e-propulsion system, digital cockpit, enhanced level 2 ADAS system, smart data router, security architecture and cloud data platform, to create a comprehensive interactive system for the optimal user experience.

Electric Powertrain (E-propulsion System)

We have developed our own e-propulsion system. The e-propulsion system consists primarily of an electric drive system, or EDS, an energy storage system, or ESS, and a vehicle intelligence control system, or VIS.

We have developed two integrated EDS systems—the 240kW induction motor, or the 240kW IM EDS, and the 160kW permanent magnet motor, or the 160kW PM EDS. The 240kW IM EDS has a copper rotor induction motor, a motor controller with a unique topology design, and a high-torque gearbox. The combination of high-power and high-torque is expected to provide users with powerful driving force. We possess dual technologies for induction motors and permanent magnet motors. Our 160kW IM EDS was developed in-house. It has higher power density and higher efficiency due to permanent magnet motor applied, providing both longer driving range and strong acceleration boost when paired with the 240kW PM EDS. Our first volume manufactured vehicle, the ES8, is equipped with the 240kW IM EDS, delivering 480 kW of power. Our second volume manufactured vehicle, the ES6, is the world’s first SUV equipped with a combination of the 240kW IM EDS and the 160kW PM EDS, delivering 400 kW of power.

Our lightweight ESS uses high-energy density battery cells and high-strength housing. The ES8 is initially equipped with our proprietary 70-kilowatt-hour liquid-cooled battery pack developed and packaged in-house, bringing a high energy density of 135wh/kg. In October 2019, we began delivering the ES8 and the ES6 with an 84-kilowatt-hour battery pack, extending their NEDC driving range to 430 and 510 kilometers, respectively. We are currently developing a new 100-kilowatt-hour battery pack with advanced technology and a 24-hour safety monitoring device to ensure battery safety, and plan to deliver it in the fourth quarter of 2020. The 100-kilowatt-hour battery pack will extend the NEDC range of the new ES8, ES6 and EC6 to 580, 610 and 610 kilometers, respectively. Our ESS is high-capacity and has industry-leading thermal management technology and a safety structure design. In addition, our ESS is equipped with a state-of-the-art battery management system, a high-efficiency liquid-cooled design and swapping technology to achieve long-lasting, stable and new energy solutions. In particular, our battery management system provides real-time monitoring of the vehicle insulation status, a comprehensive fault diagnosis mechanism to ensure the safety and reliability of battery pack use. We are able to upgrade the software of our battery management units and cell supervising circuits and switch-boxes through FOTA updates. We conduct extensive testing to ensure safety, performance, durability and reliability. We also possess the module capability of prismatic, pouch and cylindrical cells, with a planned annual production capacity of over seven gigawatts per hour.

Our advanced VIS includes a vehicle control unit, or VCU, electric vehicle controller and ADAS system. A VCU is an intelligent controller, which can control the torque output according to different driver behavior and control region torque according to best energy recovery. It provides optimal torque split between front and rear EDS based on motor efficiency, driver mode selection and vehicle dynamics, and offers the best vehicle drivability with the active damping function to compensate the driveline vibration. The vehicle control system’s network architecture also takes into account functional safety and network security. The intelligent high- and low-voltage energy management system can monitor and adjust the optimized pure electric cruising range in real time and the adaptive cruise control system, or ACC, automatic parking and other functions can meet the requirements of automatic assisted driving. The intelligent thermal management system regulates water coolant system to maintain optimal operating temperature of HV components. The intelligent AC charging controller provides remote charging function safely and conveniently. Our VCUs and ADAS have passed software testing and vehicle calibration and verification, thus bringing a new experience of smart and safe driving.

Immersive Experiences Powered by Artificial Intelligence

Our digital cockpit is an AI driven, scalable and flexible architecture that presents the user with an intelligent and immersive interface which provides, we believe, an industry leading integrated user experience. Each of the ES8, ES6 and EC6 uses NVIDIA DRIVETM for its in-car digital cockpit. It adopts a single highly advanced proprietary controller, supporting a flexible multiple-operating system environment running Android, QNX, and Linux. This in-cabin technology enables a unified user experience across all four interior displays and advanced user interaction through our AI connected assistant, NOMI.

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

We are one of the first automobile manufacturers in China that have both the FOTA and the software over-the-air capabilities. Our FOTA firmware management technology will allow the operating firmware of ECUs in vehicles to be wirelessly updated and upgraded. The vehicle will be connected to our information cloud at all times, and when there is a firmware or software update available, our cloud will push an update message to the vehicle which triggers an update. Upgrades will be wirelessly downloaded to the vehicle, installed, and launched, including updates for firmware, software, operating systems and applications. FOTA updates will enable us to upgrade the operating firmware down to the individual programmable ECU level across the vehicle’s core systems, such as powertrain and ADAS. Since we began to make deliveries of the seven-seater ES8 in June 2018, we have completed 14 FOTA updates, delivering more than 70 new features and optimizing more than 200 features.

We expect this technology will allow us to fix bugs and remotely install new features and services after a vehicle has already been delivered to customers. As a result, we expect to be able to reduce the cost and time of marketing new feature roll-outs.

Our proprietary software leverages Linux, QNX and Android systems and control systems such as the central digital cockpit, connected gateway, ADAS and cyber security systems. We believe our highly-integrated design allows us to reduce the development time and cost of new technologies and creates an upgradable and flexible system for our next generation of products. The ES8, ES6 and the EC6’s smart data router, or SDR, has, we believe, industry leading connectivity and remote service capabilities with a comprehensive end-to-end security framework. The SDR enables a superior driver experience by tracking vehicle settings, user preferences and offering instant remote vehicle diagnostics with respect to faults, alerts and logs to our service and maintenance team. The SDR also offers a completely integrated vehicle security system enabled by a firewall, an intrusion detection system and machine learning for continuous improvement.

Autonomous Driving

The ES8, ES6 and EC6’s ADAS system is built for advanced processing and learning capabilities.

Our ES8, ES6 and EC6 are equipped with NIO Pilot, a comprehensive enhanced Level 2 ADAS system that will update with new features over time through high-speed FOTA updates. The ES8 is the world’s first vehicle to come equipped with the Mobileye’s EyeQ®4 ADAS processor. The NIO Pilot hardware consists of 23 sensors, including a front-facing trifocal camera, four exterior surround cameras, five millimeter-wave radars, 12 ultrasonic sensors, and an interior driver monitor camera. Our multi-sensor ADAS solution has a reaction time that is many times faster than the average human reaction time.

NIO Pilot also has a built-in algorithm that we expect to source driving data across the entire vehicle fleet of the ES8s, ES6s and EC6s. This allows us to accelerate the enhancement of autonomous driving solutions, without materially impacting driver safety or vehicle operation, before activating these features for users. Our autonomous and assisted driving algorithm development is accelerated by our smart data management system which flags and uploads unusual events (false positives and negative events as well as corner cases) for in-house analysis. We anticipate that as we increase the scale of business and more of our vehicles are on the road, this functionality will enable us to validate algorithms against millions of miles of empirical data in a short period of time.

We rolled out various ADAS features through FOTA updates after undergoing a rigorous and thorough testing of the features. In 2019, we successfully realized and applied various features for NIO Pilot, including front collision warning and automatic emergency braking, park assist, automatic high-beam control, lane changing assistance, lane departure warning, blind spot detection, rear cross-traffic alert, door opening warning. In addition, we rolled out the following new NIO Pilot features through FOTA updates in 2019: (i) active ADAS features, such as adaptive cruise control, traffic jam pilot, and highway autopilot for lateral and longitudinal support in certain conditions; (ii) driving support, including automatic lane keeping assistance, automatic lane change, automatic park assistance, and traffic sign recognition; and (iii) alerts and warnings, including front cross-traffic alerts and side distance indication. We plan to roll out functions of the navigation on NIO Pilot in 2020.

We have established autonomous driving research and development centers in Shanghai and San Jose. As of December 31, 2019, we had 270 full-time specialized engineers carrying out smart driving system technology projects, such as custom production hardware and sensors, environment awareness, data fusion, route planning, vehicle control, deep learning and car networking, with the aim of developing an intelligent driving system for electric vehicles.

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

Shanghai

Our engineering research and development headquarters is in Shanghai, where we had a team of 2,176 research and development personnel as of December 31, 2019. Our team in Shanghai coordinates between each of our other research and development teams globally while also focusing on vehicle integration, electrical engineering and integration, body and interior engineering, chassis engineering and engineering quality and support. In Shanghai we have an advanced research and development center, which provides comprehensive testing and research and development services related to electric and smart vehicles, including vehicle integration, electric engineering and integration, battery, motor, and electrical control, power management and charging devices, customer service and spare parts management. More than half of the patents obtained globally by us originated from our team in Shanghai.

Beijing

We had 180 research and development personnel in Beijing as of December 31, 2019. Our team in Beijing coordinates with other research and development teams globally to deliver world-class in-vehicle AI product, NOMI and award-winning IVI systems in NIO products. The focus of our Beijing research and development team is on full stack AI technologies to power NOMI and design and engineering effort to enable continuous upgrade of digital experience through FOTA. The team is also responsible for the Internet of Vehicles including design, implementation, maintenance and support of the system.

Silicon Valley

Our San Jose office, located in the heart of Silicon Valley, is our North American headquarters and global advanced technology center. As of December 31, 2019, the San Jose team consisted of 377 employees. Our teams in San Jose focus on innovation in the areas of autonomous driving, digital cockpit, and digital systems and architecture, including digital security.

Munich

Our Munich office is primarily responsible for our product and brand design. As of December 31, 2019, in Munich we had a team with approximately 128 employees, focusing on vehicle interior and exterior design, user interface design, and brand design.

United Kingdom

Our computer-aided engineering and advanced concept engineering teams are based in Oxford, U.K. We had 38 employees focused on vehicle engineering in the U.K. as of December 31, 2019.

Vehicle Servicing and Warranty Terms

Service, Service Centers and Service Vans

We currently provide servicing both through authorized third party service centers and NIO service centers, both of which provide repair, maintenance and bodywork services. For our NIO service centers, we hire qualified employees to provide customer services of high quality. We conduct professional training and tests to our employees. We typically lease the premises used for our NIO service centers. As of December 31, 2019, we had 23 NIO service centers across 20 cities, including Beijing, Shanghai, Guangzhou, Shenzhen, Nanjing, Suzhou, Chengdu, Xi’an, Shijiazhuang, Tianjin, Wuhan, Qingdao, Ningbo, Hangzhou, Zhengzhou, Xiamen, Chongqing, Changsha, Foshan and Hefei.

For authorized third party service centers, we have a network management team to carefully select and bring authorized service centers into our network. Our team selects service centers based on the following criteria: (i) capability of repairing the aluminum alloy body of our vehicles; (ii) experience with servicing high-end branded vehicles, as these typically have more complex features requiring more technical training which would also be useful in servicing our vehicles; and (iii) service-related operational capabilities as determined by our field team during on-site inspections. We enter into agreements with the service centers, pursuant to which a service center first becomes a candidate. Following the purchase of certain required equipment by the candidate service center, including diagnostic equipment and tools and training by our staff, we conduct a review and provided that the review is successful, we certify the service center as an authorized center which will be available to our users through our mobile application. As of December 31, 2019, we had 146 authorized service centers across 114 cities, including Beijing, Shanghai, Shenzhen, Chengdu, Hefei, Hangzhou, Wuhan, Nanjing, Suzhou and Guangzhou.

In addition to our service centers, by December 31, 2019, we have deployed 218 service vans covering 84 cities which we selected based on user demand. We may selectively expand our service vans coverage in the future. Through our NIO service centers, third party authorized service centers and service vans, we have built a complete chain of process of parts warehousing and logistics. We believe our service capability is among the core competitiveness we possess.

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

User Development and Branding

User Development

We aim to engage with users and create an environment conducive for user interaction both online and offline. Our mobile application had approximately 1.2 million registered users as of December 31, 2019 and over 168,000 daily active users on peak days in 2019.

Mobile Application

Our mobile application, the NIO App, is designed to be a portal not only for selling cars where users can make reservations for the ES8, ES6, EC6 and, in the future, our other vehicles, but also for accessing our other services, including those under our energy package and service package.

The layout of products offered on our mobile application is designed to be intuitive and easy to use. Our mobile application allows customers to order an ES8, ES6 or EC6 and easily check the latest status of an order. Users can also use our mobile application to find charging stations or arrange for charging or battery swap services through NIO Power. Users are also able to monitor battery and charging status using our mobile application.

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

NIO House and NIO Space

We aim to provide our users with experiences that go beyond the car with our NIO Houses and NIO Spaces. NIO Spaces are showrooms for our brand, vehicles and services. NIO Houses not only have showroom functions, but also serve as a living space for our customers and their friends. Potential users can browse our cars and products and go for test drives and interact with our team of user development specialists at NIO Houses and NIO Spaces. If a new user decides to purchase a car, our team walks them through the process and assists the user in completing his or her order through our mobile application.

In November 2017, we opened our first NIO House in Beijing, and as of December 31, 2019, we had 22 NIO Houses in total, three in Shanghai, two in Beijing, and one in each of Nanjing, Guangzhou, Shenzhen, Hangzhou, Suzhou, Chengdu, Xi’an, Hefei, Dongguan, Nantong, Wuxi, Wenzhou, Wuhan, Zhengzhou, Tianjin, Shijiazhuang and Chongqing. The first NIO House, which occupies over 32,000 square feet, has two floors and seven main areas and is Beijing’s largest brand experience center. The features and design of each NIO House may vary based on what we believe to be user preferences in the relevant city or area and we may include larger flagship NIO Houses as well as NIO House in smaller cities. Each NIO House features a gallery showcasing our brand and products, and may also feature a lounge for our users to relax and socialize, forums which consist of a theater and which we intend to be a place for gatherings, meetings or presentations, “labs” which are bookable meeting rooms and workspaces, a library, an open kitchen and a kids joy camp. Although we charge (through cash or NIO Credits) small amounts for the use of certain services at NIO Houses or for certain items, we mainly intend to use NIO Houses to support our vehicle sales and user development activities.

Compared with NIO Houses, NIO Spaces are generally smaller in scale, more delicate and more sales-focused. We opened our first NIO Space in Shanghai in August 2019. We also converted some of the former pop-up NIO Houses to NIO Spaces in 2019. As of December 31, 2019, we had 48 NIO Spaces in 41 cities. Through NIO Spaces, we are able to cost-effectively and meaningfully reach potential users in a wider geographical scope, which in turn helps drive new orders. The introduction of NIO Spaces in 2019 allows more potential users to see, touch, and feel our vehicles, and truly enjoy the superior driving experience our products offer.

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

NIO Day

We held our first “NIO Day” in December 2017 at the Beijing Wukesong Arena, where we introduced the seven-seater ES8. We launched our second volume manufactured electric vehicle, the ES6, to the public on our second “NIO Day” in December 2018. Our first two NIO Days consisted of presentations by our Chief Executive Officer, Bin Li, who introduced our ES8 and ES6, respectively. The second NIO Day had 150 million views and produced a significant increase in our social media followers, as well as over 5,500 Chinese media reports. The third NIO Day was held in December 2019 in Shenzhen, where we launched our third volume manufactured electric vehicle, the EC6, and the new ES8 to the public. Our users played main roles during the event and we believe the user enterprise concept was well perceived. We plan to hold NIO Day each year on which we introduce our new vehicles and products to users. We believe that NIO Day gives us an opportunity to interact with our current and prospective users while providing us with more publicity and brand awareness.

Formula E

We had in the past operated the Formula E team, which is a racing team that competes in the Fédération Internationale de l’Automobile, or FIA, Formula E championship electric racing series. In 2019, we sold the business related to Formula E team to Brilliant In Excellence Co., Ltd., a Hong Kong based buyer, and became a sponsor of the team. In September 2019, 333 Racing, a British motorsport racing team, partnered with Formula E team. The Formula E team was renamed as NIO 333 Formula E team thereafter. NIO 333 Formula E team is currently managed and operated by professional motorsport management personnel in China, and will compete in the 2019/2020 racing season with our company as its primary sponsor.

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

Other Branding Activities

We also participate in events, including displaying our cars and technology at automotive shows, such as Shanghai’s 17th International Automobile Industry Exhibition, where we unveiled the ES8 and showcased the EP9 as well as our vision concept car, the NIO EVE. We also showcased the NIO EVE at the South by Southwest festival in Austin, Texas. We also conduct many other smaller events at our NIO Houses and NIO Spaces. In April 2019, we participated in the 18th Shanghai International Automobile Industry Exhibition, demonstrated our swap station on the booth for the first time, and attracted over 285,000 viewers. In November 2019, we participated in the 17th Guangzhou International Automobile Exhibition.

We also have NIO Life, which includes an online store where users, accessing our mobile application, can purchase NIO merchandise, including NIO sweaters, miniature cars, phone cases, tote bags and calendars, among others. Since we launched our online store in December, 2016, over 1,720,000 pieces of merchandise have been sold or awarded to our users online and offline. We also provide users with NIO Credits to encourage user engagement and for certain positive behavior, including a clean safety record for the year. NIO Credits are earned, among other things, through frequent sign-ins to our mobile application, sharing articles from our mobile application on users’ own social media, through a welcome package upon the purchase of a vehicle, and referrals of test drives and new vehicle purchasers. NIO Credits can be used both at our online store and at our NIO Houses and some of the NIO Spaces to purchase merchandise.

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

Partnership with JAC

We entered into an arrangement with Jianghuai Automobile Group Co., Ltd., or JAC, a major state-owned automobile manufacturer in China, for manufacturing the ES8 for five years starting from May 2016, which may be renewed as agreed by JAC and us. In April 2019, we entered into a manufacturing cooperating agreement with JAC for the manufacture of ES6, which is a supplement to the arrangement we entered into with JAC in May 2016. In March 2020, we entered into a manufacturing cooperating agreement with JAC for the manufacture of EC6.

JAC has a 50-year history of automotive manufacturing and annual sales of nearly 420,000 vehicles, including passenger and commercial vehicles. JAC has in-house development, manufacturing, and testing systems for new energy vehicles, and is an established player in China’s new energy vehicle market. In addition, JAC has a joint venture partnership with Volkswagen for the manufacturing of electric cars. We also expect our partnership with JAC will allow us to bring our vehicles to the market at an accelerated pace by taking advantage of JAC’s capacity and through its capital investment and support. JAC has invested more than RMB2.2 billion to the construction of a brand-new world-class factory for the production of the ES8, ES6 and EC6, and potentially other future vehicles with us. This factory has the capability of conducting stamping, body in white assembly, painting and general assembly, and is equipped with testing tracks, a quality inspection center and a utility power and sewage treatment center. Given its advances in new energy vehicle manufacturing, JAC has contributed to our ability to bring the ES8 and ES6 to the market more quickly and helps us to meet our production requirements.

We exercise significant control in the manufacturing partnership with JAC to ensure high quality standards. We conduct product development, provide supply chain systems, set production technique standards, and put in place quality management systems. We developed a manufacturing process development platform for digital process lifecycle to reduce defect in process development to the extent possible. We apply NIO lean manufacturing system in JAC-NIO plant to improve execution efficiency and quality. We take a number of steps throughout the entire manufacturing process to ensure that our vehicles are manufactured in accordance with our standards. These steps include: (x) at the procurement stage, our being responsible for procuring all third-party components for our vehicles and applying our quality assurance procedures with respect to suppliers; and (y) at the manufacturing stage, our taking additional measures, including: (i) processing and owning the key tooling equipment, including stamping dye, body jointing equipment, body connection equipment and inspection tools at the factory; and (ii) our training certain key supervisory personnel at Nanjing AMTEC. We have implemented operational policies and guidelines as well as quality inspection measures, conducting inspections of both parts and completed vehicles.

Pursuant to our agreements with JAC, we pay JAC on a per-vehicle basis monthly for the first three years, which allows us greater cost flexibility as we ramp up our operations. The factory covers an area of 138 acres. The factory has a high-speed, fully automated and five-sequence pressing machine line. It uses fully automated assembly, real-time monitoring and alarm connection parameters to ensure reliable connection quality, while a total body online vision system is also equipped on the line to monitor the dimensional accuracy of the vehicle body. The factory has state-of-the-art production facilities and techniques, and also applies environmentally friendly techniques and uses renewable energy. Photovoltaic panels on top of the factory are expected to be installed to make use of solar energy and ground-source heat pumps have been used in the assembly area to provide a temperate working environment. In addition, we and JAC have put together a high-quality workforce, consisting of experienced management and supervisors from us and JAC and thousands of front-line employees selected from JAC. Our employees at the factory take on key management and supervisory roles in production, quality control and training. We believe that the manpower is sufficient for an annual production capacity of 120,000 vehicles based on running three shifts per day.

Powertrain and Battery Pack

We manufacture our powertrain, or e-propulsion system, our battery pack and electric drive system. We established AMTEC, in Nanjing for pilot production, motors, e-propulsion system and energy storage systems, and in Changshu for energy storage systems.

Nanjing AMTEC is located in the Nanjing Economic and Technological Development Zone. Nanjing AMTEC Phase I was completed in August 2016, and Phase II was competed in 2019. The plant and ancillary facilities of Nanjing AMTEC Phase I have a building area of 64,000 square meters and mainly produce motor and electric driving products with a planned capacity to make up to 300,000 motors annually. It is equipped with an intelligent information management system which is able to trace real-time performance of labor, equipment and materials, and technique parameters, quality and final products. Nanjing AMTEC has advanced equipment sourced from reputable international suppliers, including ABB, DMG, and TRUMF. The Nanjing AMTEC Phase II has a building area of 42,800 square meters and production facilities for both electric drive system and energy storage system. Its production lines are highly automated and highly flexible with advanced MES systems and AGVs, and were put into operation in June 2019. The joint venture we established with Nanjing Punch Powertrain Automatic Transmission Co., Ltd. has started production of the gearbox of our 160kW electric drive system.

Meanwhile, Nanjing AMTEC has passed the ISO 16949 audit, which audit is used to certify as to technical specification aimed at the development of a quality management system prepared by the International Automotive Task Force and the “Technical Committee” of the International Organization for Standardization.

In Changshu, we have a joint venture with Zhengli Investment Co., Ltd. for the production of pure electric automobile energy storage systems for the ES8 and ES6.

Our Suppliers

We have a “global brand, locally build” strategy where, to the extent practicable, we seek to partner with reputable international brands which have operations in China. The ES8, ES6 and EC6 each uses over 1,500 purchased parts which we source from over 190 suppliers. The majority of our supply base is located in China (including a significant portion of our suppliers which are global suppliers with a Chinese footprint), which we believe is beneficial as it enables us to acquire supplies more quickly and reduces risk of delays related to shipping and importing. We expect that as our scale increases we will be able to better take advantage of economies of scale with respect to pricing.

We have developed close relationships with several key suppliers. These include: Mobileye B.V., which provides its Mobileye EyeQ®4 ADAS processor used in the ES8, ES6 and EC6; CATL, which provides battery cells used in the battery pack of the ES8, ES6 and EC6; Continental, which provides its air suspension system; Bosch, which provides its iBooster (vacuum-independent electromechanical brake booster, a key component for electromobility and driver assistance systems) and ADAS hardware (sensors and radars) used in the ES8, ES6 and EC6; Brembo, which provides four-piston all-aluminum brake calipers used in the ES8, ES6 and EC6; and Novelis, which provides aluminum coils used in the aluminum body panel of the ES8, ES6 and EC6. Our electric driving systems and energy storage systems are developed in-house. We believe we have strong relationships with our suppliers. Despite our limited operating history, many of our suppliers have been willing to support our business. For example, we believe we are one of the first brands using the Bosch iBooster braking system in China.

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

During product development, many phases of testing vehicles are built to verify our design and production processes. For example, we built more than 250 ES8 and 210 ES6 testing vehicles in order to conduct a wide range of function and durability tests. The durability test runs for more than an aggregate of three million kilometers for each ES8 and ES6 model.

The ES8 and ES6 are manufactured at a new plant which is operated jointly by JAC and us with quality standards implemented by our team. All lines including stamping, body, painting, and general assembly are developed in accordance with industry standards with a high degree of automation. The manufacturing process failure mode effect analysis, control plans, and standard operation sheet are developed and audited carefully by us. We apply advanced product quality planning (APQP), which is a framework of procedures and techniques utilized in the global automotive industry, across all phases of product development and supplier quality management. Through our factory automated system, we monitor manufacturing process parameters and parts information for process control and traceability.

Other Partnerships

We have partnered with other strategic partners including Baidu for its iQIYI online video streaming and map data and technology; Tencent for its Tencent Cloud and QQ music; and Keen Lab for NOMI text to speech function.

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

GAC

In April 2018, (i) we, (ii) an entity associated with our founder Bin Li, Hubei Changjiang Weilai New Energy Industry Development Fund Partnership (Limited Partnership), or NIO Capital, (iii) Guangqi New Energy Automobile Co., Ltd., and (iv) GAC, jointly established a joint venture company, GAC-NIO New Energy Vehicle Technology Co., Ltd., or GAC JV, to mainly engage in electric vehicle and parts development, sales and services. On May 20, 2019, GAC JV announced its new brand, Hycan He Chuang. GAC is a Chinese state-owned automaker headquartered in Guangzhou, Guangdong and listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange. Pursuant to the joint venture agreement entered into on December 28, 2017, we have agreed to invest 22.5% of the registered capital of the joint venture and unless otherwise unanimously approved by the board of directors of GAC JV, no dividend distribution will be made among shareholders prior to a qualified initial public offering of GAC JV. The joint venture agreement is valid for 20 years and can be renewed as agreed by the joint venture parties. The total registered capital of the joint venture is RMB500 million. With respect to governance rights, the parties have agreed that the board of directors will have five directors, with one appointed by each party and the remaining director appointed by all the parties together. On December 27, 2019, GAC JV released HYCAN 007, a pure electric SUV expected to be officially launch and delivered in 2020.

Changan

In January 2018, we and Changan entered into a joint venture agreement and a supplemental agreement agreeing to set up a joint venture, Changan NIO Renewable Automobile Co., Ltd., with a total registered capital of RMB98 million of which RMB49 million will be contributed by us. Pursuant to the joint venture agreement, it is valid for 20 years and can be renewed as agreed by Changan and us. In July 2018, Changan NIO Renewable Automobile Co., Ltd. was established. We expect to receive distribution of profits, if any, after deducting required reserves under PRC law, in proportion to the respective actual capital contributions to be made by Changan and us. Changan is a state-owned Chinese automaker headquartered in Chongqing, China and listed on the Shenzhen Stock Exchange. The joint venture may provide services, such as design or development of vehicle or components, sales and after-sale service, sales of automotive parts and EV-related technology services. Pursuant to the joint venture agreement, any vehicles produced by the joint venture may use a Changan trademark and the joint venture will enter into a separate trademark license agreement with Changan. With respect to governance rights, we and Changan have agreed that the board of directors will have five directors, with two appointed by each party and the remaining director appointed by us and Changan together.

Mobileye

In November 2019, we entered into a strategic collaboration with Mobileye on the development of highly automated and autonomous vehicles (AV) for consumer markets in China and other major territories. Pursuant to the collaboration arrangement, we would engineer and manufacture a self-driving system designed by Mobileye, building on Mobileye’s level-4 (L4) AV kit. This self-driving system will likely be the first of its kind, targeting consumer autonomy, engineered for automotive qualification standards, quality, cost and scale. We would mass-produce the system for Mobileye and also integrate the technology into its electric vehicle lines for consumer markets and for Mobileye’s driverless ride-hailing services in China and global markets.

Hefei Strategic Investors

On April 29, 2020, we entered into definitive agreements for investments with a group of investors led by Hefei City Construction and Investment Holding (Group) Co., Ltd., CMG-SDIC Capital Co., Ltd., and Anhui Provincial Emerging Industry Investment Co., Ltd., or together as the Hefei Strategic Investors.

Under the definitive agreements, the Hefei Strategic Investors will invest an aggregate of RMB7 billion in cash into NIO (Anhui) Holding Co., Ltd., the legal entity of NIO China wholly owned by us pre-investment. NIO will inject its core businesses and assets in China, including vehicle research and development, supply chain, sales and services and NIO Power, or together as the Asset Consideration, into NIO China. The Asset Consideration is valued at RMB17.77 billion, as calculated based on 85% of the market value of our company (calculated based on our average ADS trading price over the thirty public trading days preceding April 21, 2020). Further, we will invest RMB4.26 billion in cash into NIO China. Upon the completion of the investments, we will hold 75.9% of controlling equity interests in NIO China, and the Hefei Strategic Investors will collectively hold the remaining 24.1%.

We expect the closing of the investments to take place in the second quarter of 2020, subject to the satisfaction of customary closing conditions. The Hefei Strategic Investors and we will each inject cash into NIO China in five installments, namely (i) RMB3.5 billion and RMB1.278 billion respectively within five business days of the satisfaction of closing conditions, (ii) RMB1.5 billion and RMB1.278 billion respectively on or prior to June 30, 2020, (iii) RMB1 billion and RMB0.852 billion respectively on or prior to September 30, 2020, (iv) RMB0.5 billion and RMB0.426 billion respectively on or prior to December 31, 2020, and (v) RMB0.5 billion and RMB0.426 billion respectively on or prior to March 31, 2021. Moreover, the Asset Consideration will be injected into NIO China in several phases, with the last phase to be injected within one year of closing, subject to certain post-closing price adjustment mechanism.

NIO China will establish its headquarters in the Hefei Economic and Technological Development Area, or the HETA, where our main manufacturing hub is located, for its business operation, research and development, sales and services, supply chain and manufacturing functions. We will collaborate with the Hefei Strategic Investors and HETA to develop NIO China’s business and to support the accelerated development of the smart electric vehicle sectors in Hefei in the future. In addition, NIO Anhui could enjoy a series of subsidies and support from HETA, including rent subsidies, financial support and preferential tax treatment, when NIO Anhui meets certain performance criteria, such as targets for manufacturing capacity, procurement amount and vehicle sales.

Pursuant to the Shareholders’ Agreement we entered into with the Hefei Strategic Investors, shareholders of NIO Anhui have certain shareholder rights, including, among others, the right of first refusal, co-sale right, preemptive right, anti-dilution right, redemption right, liquidation preference and conditional drag-along right. For more details of such provisions, please see exhibit 4.36 of this annual report on Form 20-F. In particular, the following rights, among others, directly relate to obligations of Nio Inc.:

Redemption right. The Hefei Strategic Investors may require us or our Hong Kong holding vehicles to redeem all or a portion of the shares of NIO Anhui held by the Hefei Strategic Investors at a redemption price of the total amount of the investment price of the Hefei Strategic Investors plus an investment income calculated at a compound rate of 8.5% per annum if, among others: (i) NIO Anhui fails to complete a qualified initial public offering within sixty (60) months after NIO Anhui receives all initial investment from the Hefei Strategic Investors; (ii) NIO Anhui fails to submit an application for a qualified initial public offering within forty-eight (48) months after NIO Anhui receives all initial investment from the Hefei Strategic Investors; (iii) shareholders of our company require us or our controlling person to redeem shares of our company and result in a change of control of our company or NIO Anhui; (iv) we fail to inject the Asset Consideration into NIO Anhui within one year after the closing of this investment, due to willful misconduct or negligence or inject capital into NIO Anhui before March 31, 2021; and (v) vehicle sales of NIO Anhui fall below 20,000 units for two consecutive years after NIO Anhui obtains all initial investment from the Hefei Strategic Investors.

In addition, before the reorganization of NIO Anhui prior to its potential qualified initial public offering, we and/or our designated third party have the right to redeem half of the shares Hefei Construction Investment Holdings (Group) Co., Ltd. acquired through this investment, at a mutually agreed redemption price. A qualified initial public offering refers to an initial public offering approved, registered or filed with the China Securities Regulatory Commission, Shanghai Stock Exchange, Shenzhen Stock Exchange or other overseas securities issuance review agencies jointly approved by all shareholders of NIO Anhui, and NIO Anhui’s shares are issued and listed on the stock exchange market recognized by all shareholders of NIO Anhui. Furthermore, from the execution date of the Shareholders’ Agreement to December 31, 2021, we or our designated affiliate have the right to subscribe for newly issued shares of NIO Anhui at the price of this investment for an aggregate of no more than US$600 million, while the Hefei Strategic Investors unconditionally and irrevocably waive their respective preemptive right with regard to investment in such newly issued shares.

Share transfer restriction. Before NIO Anhui completes its potential qualified initial public offering, without the prior written consent of the Hefei Strategic Investors, we may not directly or indirectly transfer, pledge or otherwise dispose of NIO Anhui’s shares to a third party that may result in our shareholding in NIO Anhui fall below 60%. Without the prior written consent of the Hefei Strategic Investors, we have the right to directly or indirectly transfer, pledge or otherwise dispose of no more than 15% of NIO Anhui’s shares.

Sales and Delivery of Vehicles

We directly sell our vehicles to users, which we believe allows us to provide a more consistent, differentiated and compelling user experience, compared to the traditional franchised distribution model used by our competitors in China. Vehicle purchases are placed through our mobile application, which provides an easy to follow and interactive vehicle shopping experience to our users. This also provides us with real-time information on demand for our vehicles, allowing us to plan our production more efficiently and reducing inventory needs. At our NIO Houses and NIO Spaces, users are able to purchase vehicles using our mobile application, assisted by our sales representatives. Users purchasing outside of our NIO Houses and NIO Spaces typically purchase through our mobile application and use our hotline for assistance with the purchase. We believe that our online and offline direct sales model is more cost-efficient by cutting out franchised distribution costs as well as lowering the number of physical locations required and also allows us to expand our sales network effectively and efficiently in China.

We have set up a vehicle delivery center in cities including Shanghai, Beijing, Guangzhou, Shenzhen, Chengdu, Nanjing, Suzhou, Wuhan, Xi’an, Shijiazhuang, Tianjin, Qingdao, Zhengzhou, Hefei, Hangzhou, Ningbo, Chongqing, Changsha, Foshan and Xiamen. Vehicles will be delivered to users at such centers.

Competition

Competition in the automotive industry is intense and evolving. We believe the impact of new regulatory requirements for occupant safety and vehicle emissions, technological advances in powertrain and consumer electronic components, and shifting customer needs and expectations are causing the industry to evolve in the direction of electric-based vehicles. We believe the primary competitive factors in our markets are:

●	pricing;
●	technological innovation;
●	vehicle performance, quality and safety;
●	service and charging options;
●	user experience;
●	design and styling; and
●	manufacturing efficiency.

The China automotive market is generally competitive. We have strategically entered into this market in the premium EV segment in which there is limited competition relative to other segments. However, we expect this segment will become more competitive in the future. We also expect that we will compete with international competitors, including Tesla. Our vehicles also compete with ICE vehicles in the premium segment. Given the quality and performance of the ES8, the ES6 and the EC6, and their attractive pricing, we believe that we are strategically positioned in China’s premium electric vehicle market.

Intellectual Property

We have significant capabilities in the areas of vehicle engineering, development and design. As a result, we have developed a number of proprietary systems and technologies. As a result, our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications and trade secrets, including employee and third-party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. As of December 31, 2019, we had 2,304 issued patents and 1,955 pending patent applications, 2,886 registered trademarks and 1,105 pending trademark applications in the United States, China, Europe and other jurisdictions. As of December 31, 2019, we also held or otherwise had the legal right to use 77 registered copyrights for software or works of art and 414 registered domain names, including www.nio.io. We intend to continue to file additional patent applications with respect to our technology.

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

Regulations on Electric Vehicle Charging Infrastructure

Pursuant to the Guidance Opinions of the General Office of the State Council on Accelerating the Promotion and Application of the New Energy Vehicles, which became effective on July 14, 2014, the Guidance Opinions of the General Office of the State Council on Accelerating the Development of Charging Infrastructures of the Electric Vehicle, which became effective on September 29, 2015 and the Guidance on the Development of Electric Vehicle Charging Infrastructure (2015-2020), which became effective on October 9, 2015, the PRC government encourages the construction and development of charging infrastructure for electric vehicles, such as charging stations and battery swap stations, and only centralized charging and battery replacement power stations are required to obtain approvals for construction, permits from the relevant authorities. The Circular on Accelerating the Development of Electrical Vehicle Charging Infrastructures in Residential Areas promulgated on July 25, 2016 further provides that the operators of electrical vehicle charging and battery swap infrastructure are required to be covered under liability insurance policies to protect the purchasers of electric vehicles, covering the safety of electric vehicle charging.

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

Regulations on the Recall of Defective Automobiles

On October 22, 2012, the State Council promulgated the Administrative Provisions on Defective Automotive Product Recalls, which became effective on January 1, 2013  and were amended on March 3, 2019. The product quality supervision department of the State Council is responsible for the supervision and administration of recalls of defective automotive products nationwide. Pursuant to the administrative provisions, manufacturers of automobile products are required to take measures to eliminate defects in products they sell. A manufacturer must recall all defective automobile products. Failure to recall such products may result in an order to recall the defective products from the quality supervisory authority of the State Council. If any operator conducting sales, leasing, or repair of vehicles discovers any defect in automobile products, it must cease to sell, lease or use the defective products and must assist manufacturers in the recall of those products. Manufacturers must recall their products through publicly available channels and publicly announce the defects. Manufacturers must take measures to eliminate or cure defects, including rectification, identification, modification, replacement or return of the products. Manufacturers that attempt to conceal defects or do not recall defective automobile products in accordance with relevant regulations will be subject to penalties, including fines, forfeiture of any income earned in violation of law and revocation of licenses.

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

The subsidy standard is reviewed and updated on an annual basis. The 2019 subsidy standard as provided in the Circular on Further Improving the Subsidy Policies for the Promotion and Application of New Energy Vehicles, which was jointly promulgated by the MOF, the MOST, the MIIT and the NDRC on March 26, 2019, reduced the amount of national subsidies and canceled local subsidies, resulting in a significant reduction in the total subsidy amount applicable to the ES8 and the ES6 as compared to 2018.

The current 2020 subsidy standard, effective from April 23, 2020, was provided in the Circular on Improving the Subsidy Policies for the Promotion and Application of New Energy Vehicles jointly promulgated by the MOF, the MOST, the MIIT and the NDRC on the same day. The current 2020 subsidy standard (i) reduces the base subsidy amount by 10% for each NEV, (ii) sets subsidies for 2 million vehicles as the upper limit of annual subsidy scale; and (iii) provides that national subsidy shall only apply to an NEV with the sale price under RMB300,000 or equipped with battery swapping module. Further, the 2021 and the 2022 subsidy standard are expected to be reduced by 20% and 30% respectively as compared to the standard of the immediate preceding year.

Exemption of Vehicle Purchase Tax

On December 26, 2017, the MOF, the SAT, the MIIT and the MOST jointly issued the Announcement on Exemption of Vehicle Purchase Tax for New Energy Vehicle, or the Announcement on Exemption of Vehicle Purchase Tax. On June 28, 2019, the MOF and the SAT jointly issued the Renewal of Preferential Policies on Vehicle Purchase Tax, or the Renewal Announcement. Pursuant to the two announcements, from January 1, 2018 to December 31, 2020, the vehicle purchase tax which is applicable for ICE vehicles is not imposed on purchases of qualified new energy vehicles listed in the Catalogue of New Energy Vehicle Models Exempt from Vehicle Purchase Tax, or the NEV Catalogue, issued by the MIIT. Such announcement provides that the policy on exemption of vehicle purchase tax is also applicable to new energy vehicles added to the Catalogue prior to December 31, 2017. The ES8 was added into the NEV Catalogue (15th batch) on December 19, 2017, and the ES6 was added into the NEV Catalogue (26th batch) on December 9, 2019. Therefore, purchasers of ES8 and ES6 may enjoy such tax exemption. On April 16, 2020, the MOF, the SAT and the MIIT jointly issued the Announcement on Exemption of Vehicle Purchase Tax for New Energy Vehicle, with effect from January 1, 2021, which extends the vehicle purchase tax exemption period provided under the above two announcements till December 31, 2022.

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

Incentives in Certain Major Cities

Government incentives to purchase electric vehicles exist at both the national and local level in China. As an example, the table below sets forth a summary of preferential policies in eight cities.

	Beijing	Shanghai	Guangzhou	Shenzhen	Chengdu	Nanjing	Hangzhou	Wuhan
Restrictions on ICE vehicles purchases	✓	✓	✓	✓			✓

Quantity of NEV car plates	60,000(1)	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited	Unlimited

Subsidies and Preferential Policies to NEVs	All NEVs have specific pool of license plates and have no traffic restrictions	Subsidies and preferential electricity rate for public charging facilities	Subsidies for construction cost and preferential electricity rate for public charging facilities in 2019 and 2020	Subsidies for construction cost of qualified operators of public charging facilities	Subsidies and preferential electricity rate for public and self-use charging facilities	Subsidies for construction cost of qualified operators of public charging facilities and preferential electricity rate for public charging facilities	Subsidies for public charging facilities at 30% of total investment from June 26, 2019 to December 31, 2020 and subsidies for public and self-use charging facilities	Preferential electricity rate for NEV charging facilities, peak time rates and off-peak time rates are applied
Favorable Policies on driving restrictions to NEVs	No restriction on BEVs. ICE vehicles, PHEVs and HEVs are restricted by the last digit of the car plate on workdays	No restriction on NEVs. Non-local ICE vehicles are not allowed to pass through main viaducts(2) from 7am to 10am, and from 3pm to 8pm on workdays	No restriction on NEVs. Non-local ICE vehicles are not permitted to drive in the city center for over four consecutive days, and shall wait four days before entering the city center again	Non-local ICE trucks are not allowed to enter the city from 7am to 10am and from 3pm to 8pm on workdays. No restriction on non-local NEV trucks	No restriction on NEVs. ICE vehicles are not permitted to drive in the city center from 7:30am to 8pm on workdays by the last digit of the car plate	No restriction on NEVs. Non-local ICE light vehicles are not allowed to pass through the tunnel of Yangtze River	No restriction on NEVs. ICE vehicles are restricted by the last digit of the car plate from 7am to 9am and from 4:30pm to 6:30pm on workdays	No restriction on NEVs. ICE vehicles are restricted on designated bridges and tunnels from 7am to 10pm everyday by odd / even number of the car license plate

*    References in this table to (i) HEVs are to hybrid electric vehicles and (ii) PHEVs are to plug-in hybrid electric vehicles.

(1)   The number of NEV licenses issued by the Beijing local government for 2019 is 60,000 while total new car licenses in Beijing for 2019 is 100,000. The number of NEV licenses issued by the Beijing local government for 2020 is 60,000 while total  new car licenses in Beijing for 2020 is 100,000.

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

Regulations on Foreign Investment in China

Guidance Catalogue of Industries for Foreign Investment

Investments in the PRC by foreign investors and foreign-invested enterprises were regulated by the Guidance Catalogue of Industries for Foreign Investment, or the Foreign Investment Catalogue, jointly promulgated by the MOFCOM and NDRC on June 28, 1995 and amended from time to time. The Foreign Investment Catalogue was last repealed by the Special Management Measures (Negative List) for the Access of Foreign Investment (2019 Version), or the 2019 Negative List, and the Catalogue of Industries for Encouraging Foreign Investment (2019 Version), or the 2019 Encouraging Catalogue, both of which were jointly promulgated by the MOFCOM and the NDRC on June 30, 2019 and became effective on July 30, 2019. The 2019 Encouraging Catalogue and the 2019 Negative List set out the industries and economic activities in which foreign investment in the PRC is encouraged, restricted or prohibited. Pursuant to the 2019 Encouraging Catalogue and the 2019 Negative List, the manufacture of the NEVs fall within the permitted catalogue, and the manufacture and the development of key parts and components of NEVs fall within the encouraged catalogue. However, the 2019 Negative List also provides that foreign investors shall hold no more than 50% of the equity interest in a service provider operating certain value-added telecommunications services (other than for e-commerce).

The establishment, operation and management of corporate entities in the PRC is governed by the PRC Company Law, which was initially promulgated by the SCNPC on December 29, 1993 and came into effect on July 1, 1994, and was subsequently amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018. The latest amended PRC Company Law became effective on October 26, 2018. The PRC Company Law generally governs two types of companies—limited liability companies and joint stock limited companies. The PRC Company Law shall also apply to foreign-invested companies. Where laws on foreign investment have other stipulations, such stipulations shall prevail. The establishment procedures, approval or record-filing procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are regulated by the Foreign Investment Law, which became effective on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations.

Foreign Investment Law

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which has become effective on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

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

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” Because the “negative list” has yet been published, it is unclear whether it will differ from the current 2019 Negative List. The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

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

On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, effective on January 1, 2020, which further requires that foreign-invested enterprises and domestic enterprises shall be treated equally with respect to policy making and implementation. Pursuant to the Implementation Regulations on the Foreign Investment Law, if the existing foreign-invested enterprises fail to change their original forms as of January 1, 2025, the relevant market regulation departments will not process other registration matters for the enterprises, and may disclose their relevant information to the public.

On December 30, 2019, the MOFCOM and the SAMR jointly issued the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Information Measures, which became effective on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in the PRC, foreign investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the State Administration for Market Regulation. Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancellations and their annual reports in accordance with the Foreign Investment Information Measures. If a foreign-invested enterprise investing in the PRC has finished submitting its reports for its establishment, modifications and cancellation and its annual reports, the relevant information will be shared by the competent market regulation department to the competent commercial department, and such foreign-invested enterprise is not required to submit the reports to the two departments separately.

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

According to the Administrative Rules on the Company Registration, which were promulgated by the State Council on June 24, 1994, became effective on July 1, 1994 and were amended on February 6, 2016, and other laws and regulations governing the foreign-invested enterprises and company registrations, the establishment of a foreign-invested enterprise and any capital increase and other major changes in a foreign-invested enterprise shall be registered with the SAMR or its local counterparts, and shall be filed via the foreign investment comprehensive administrative system, or the FICMIS, if such foreign-invested enterprise does not involve special access administrative measures prescribed by the PRC government.

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

In the opinion of Han Kun Law Offices, our PRC legal counsel:

●	the ownership structures of our VIEs in China and NIO WFOE comply with all existing PRC laws and regulations; and
●	the contractual arrangements between NIO WFOE, our VIEs and their respective shareholders governed by PRC laws are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which has become effective on January 1, 2020. Since the law is relatively new, uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment, we may be required to unwind such agreements and/or dispose of such business. For a description of the risks related to our corporate structure, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

	Approximate
	Size (Building)
	in Square
Location(1)	Meters/Feet(2)	Primary Use	Lease Expiration Date
Shanghai, China	69,671.69	Global headquarters and office	April 9, 2021 – June 19, 2025
	9,070.9	User center (sales, marketing, and customer service)	March 14, 2022 – September 30, 2025
	24,566	Integrated vehicle research and development	April 9, 2021 – June 19, 2025
	577.33	Power management	October 31, 2020 –September 30, 2023
	444,60	Warehouse	January 15, 2020 – March 31, 2024
Shenzhen	227,60	Sales, marketing, and customer service	April 30, 2022 – July 19, 2027
	529.25	Power management	July 31, 2020 – October 31, 2023
Chengdu	3,982	Sales, marketing, and customer service	January 25, 2021 – March 31, 2028
	438	Power management	September 30, 2022 – June 30, 2025
Hangzhou	1,221	Sales, marketing, and customer service	June 30, 2023 – December 31, 2023
	132	Power management	September 30, 2022 – August 31, 2023
Nanjing	5,405	Sales, marketing, and customer service	March 31, 2023 – October 31, 2023
	172.5	Power management	March 31, 2022 – August 31, 2023
Suzhou	355	Office	May 31, 2021
	8,631	Sales, marketing, and customer service	April 30, 2024 – August 31, 2024
	135	Power management	September 20, 2021 – August 30, 2022
Beijing	3,165.91	Office	July 31, 2020 – October 19, 2020
	18,324	Sales, marketing, and customer service	March 31, 2020 – June 30, 2027
	35.27	Warehouse	October 14, 2020
	1,003	Power management	February 28, 2020 –August 31, 2023
Hefei	45	Power management	February 28, 2023
Kunming	1,416	Sales, marketing, and customer service	December 31, 2020
	500	Sales, marketing, and customer service	June 30, 2020
Jinan	53	Office	December 9, 2020
	454	Sales, marketing, and customer service	March 27, 2020 - February 28, 2021
Zhuhai	55	Power management	November 30, 2021
Guangzhou	429	Office	October 31, 2020
	6,331	Sales, marketing, and customer service	December 31, 2020 - December 31, 2025
	1,327.7	Power management	December 31, 2019 – September 30, 2023
Wuhan	393.52	Office	November 14, 2020
	4,631	Sales, marketing, and customer service	October 31, 2020 - October 31 2028
	204.73	Power management	November 14, 2020 - August 31, 2023
Xi’an	7,566	Sales, marketing, and customer service	June 30, 2023 – February 28, 2029
	40	Power management	April 30, 2025
Chongqing	8,326.13	Sales, marketing, and customer service	July 15, 2019 –September 5, 2025
	400	Power management	July 31, 2023 – November 30, 2023
Ningbo	4,666	Sales, marketing, and customer service	August 15, 2020 – November 6, 2022
	210	Power management	August 15, 2023 – December 14, 2023

	Approximate
	Size (Building)
	in Square
Location(1)	Meters/Feet(2)	Primary Use	Lease Expiration Date
Wenzhou	5,303	Sales, marketing, and customer service	October 20, 2020 - March 23, 2024
	107.25	Power management	March 20, 2022 -September 17, 2026
Wuxi	280	Power management	December 31, 2021 - August 31, 2023
	911	Sales, marketing, and customer service	February 15, 2024
Tianjin	4,903	Sales, marketing, and customer service	November 14, 2024 – September 30, 2028
	171	Power management	January 3, 2020 – October 1, 2023
Shijiazhuang	167.82	Office	June 30, 2021
	1,492.27	Sales, marketing, and customer service	November 8, 2023
	217	Power management	November 14, 2020 – September 24, 2023
Changsha	262.04	Office	July 24, 2021
	13,567	Sales, marketing, and customer service	August 9, 2020 – December 9, 2028
	370	Power management	August 14, 2022 – November 30, 2023
Zhengzhou	6762	Sales, marketing, and customer service	February 28, 2021 – October 31, 2024
	154	Power management	October 8, 2023 – October 31, 2024
	182	Office	January 13, 2022
Qingdao	5,670	Sales, marketing, and customer service	December 31, 2023 – December 14, 2024
	48	Power management	October 19, 2021
Fuzhou	909.2	Sales, marketing, and customer service	February 7, 2020 – December 9, 2020
	100	Power management	December 20, 2023
Lanzhou	78	Office	July 31, 2020
Taiyuan	98.51	Office	July 31, 2020
	529	Sales, marketing, and customer service	February 28, 2021
Nanchang	153.6	Sales, marketing, and customer service	August 31, 2021
Dalian	278.8	Office	December 31, 2021
Changzhou	356.76	Sales, marketing, and customer service	July 14, 2022
	55	Power management	July 31, 2023
Dongguan	1,392.53	Sales, marketing, and customer service	September 30, 2024
	54	Power management	June 30, 2023
Huangshan	25	Power management	September 7, 2021
	161.41	Office	November 25, 2020
Yiwu	410	Sales, marketing, and customer service	December 31, 2022
	41.25	Power management	September 27, 2023
Jiaxing	264	Office	November 30, 2020
	137	Sales, marketing, and customer service	December 31, 2020
Yinchuan	188	Office	January 24, 2020
Foshan	3563	Sales, marketing, and customer service	October 23, 2020 - September 30, 2028
Xiamen	9,584.01	Sales, marketing, and customer service	December 31, 2019- November 30, 2028
	90	Power management	September 30, 2023 – October 31, 2023
Haikou	355	Sales, marketing, and customer service	March 31, 2020
	50	Power management	December 31, 2023
Nantong	555	Sales, marketing, and customer service	April 30, 2024
Yichang	99	Office	March 31, 2020
Shantou	162.8	Office	January 31, 2020
Xining	110	Office	April 16, 2020

	Approximate
	Size (Building)
	in Square
Location(1)	Meters/Feet(2)	Primary Use	Lease Expiration Date
Yinchuan	187.58	Office	January 24, 2020
San Jose, California	85,017	North American headquarters and global software development center	September 30, 2023
	99,424	Sales, marketing light assembly, research and development	September 30, 2023
San Francisco, California	12,250	User experience/user interface team	September 1, 2019
Munich, Germany	3,679	Design headquarters	December 2020 – December 2021
Air Street, London (UK)	2,960	Management, finance, legal, sponsorship, UK corporate HQ	January 2026, break option in January 2021
Begbroke Science Park (Oxford, UK) Building 6	4,875	Engineering function, HR, finance and IT	July 2022, break any-time after July 2020
Donington Park (UK)	7,458	EP9 Storage/Workshop	December 2023, break clause any time after December 2020
(1)	We also lease a number of facilities for our NIO House and NIO Space locations, office space, service and logistics centers and small areas for battery swap stations in China.

(2)	Properties in China and Germany are presented in square meters. All others are presented in square feet.

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

We launched our first volume manufactured electric vehicle, the seven-seater ES8, to the public at our NIO Day event on December 16, 2017. In December 2018, we launched its variant, the six-seater ES8, with delivery beginning in March 2019. The ES8 is an all-aluminum alloy body, premium electric SUV that offers exceptional performance, functionality and mobility lifestyle. As of December 31, 2019, we had delivered 17,940 seven-seater ES8s and 2,540 six-seater ES8s to customers in more than 270 cities.

We launched our second volume manufactured electric vehicle, the ES6, to the public at our NIO Day event on December 15, 2018, with delivery beginning in June 2019. The ES6 is a five-seater high-performance long-range premium electric SUV. The ES6 is smaller but more affordable than the ES8, allowing us to target a broader market in the premium SUV segment. As of December 31, 2019, we had delivered 11,433 ES6s to customers in more than 250 cities.

We launched our third volume manufactured electric vehicle, the EC6, to the public at our NIO Day event on December 28, 2019. EC6 is a smart premium electric coupe SUV. EC6 has an agile coupe design with drag coefficient at only 0.27Cd. It is dynamically shaped and equipped with a 2.1 square meter vault glass roof. With the 100-kilowatt-hour battery pack to be delivered in the fourth quarter of 2020, the EC6 boasts an NEDC range of up to 615 km. Users can pre-order the EC6 through the NIO App and we expect to begin making deliveries of the EC6 in September 2020. At the NIO Day event on December 28, 2019, we also released the all-new ES8, the flagship smart premium electric SUV. With the 100-kilowatt-hour battery pack to be delivered in the fourth quarter of 2020, the all-new ES8 will be allowed an NEDC range of up to 580 km, a major improvement in its range performance. We began making deliveries of the all-new ES8 in April 2020. The all-new ES8 boasts more than 180 product improvements with better performance, longer driving range and a more sophisticated and high-tech design.

We began making deliveries to users of the seven-seater ES8 on June 28, 2018, the six-seater ES8 in March 2019 and the ES6 in June 2019, and we recorded revenues of RMB7,824.9 million (US$1,124.0 million) for the year ended December 31, 2019, which mainly consisted of revenues from the sales of our vehicles, revenue from a number of embedded products and services offered together with the sale of vehicles, revenues from our services including charging solutions such as our energy package and one-off usage of our Power Express services, as well as revenues from monthly fees, excluding those fees for statutory and third-party liability insurance and vehicle damage insurance paid directly to third-party insurers, under our service package.

The ES8 and the ES6 are manufactured in partnership with JAC at its Hefei manufacturing plant. Pursuant to our arrangement with JAC, given JAC’s significant investment in this plant for the manufacturing of our vehicles, we have agreed to compensate JAC to the extent the Hefei manufacturing plant incurs any operating losses for the first 36 months after the plant commences mass production, which occurred on April 10, 2018. We expect that the Hefei manufacturing plant’s ability to achieve and/or maintain profitability will be significantly affected by our sales volumes. If we are obligated to compensate JAC for any losses, our cash flows and financial position could be materially impacted, particularly if such losses are incurred as a result of lower than anticipated sales volumes. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Manufacturing in collaboration with partners is subject to risks.”

Impact of COVID-19 on Our Operations

The majority of our revenues are derived from sales of our vehicles in China. Our results of operations and financial condition in 2020 has been and will continue to be affected by the spread of COVID-19. The COVID-19 has impact on China’s auto industry in general and the production and delivery of vehicles of our company. The extent to which COVID-19 impacts our financial position, results of operations and cash flows in 2020 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our financial position, results of operations and cash flows could be adversely affected to the extent that the outbreak harms the Chinese economy in general.

In response to intensifying efforts to contain the spread of COVID-19, the Chinese government has taken a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The COVID-19 has also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China. At the time of this filing, we have taken a series of measures in response to the outbreak, including, among others, remote working arrangement for our employees. We have temporarily shut down some of our some of our premises and facilities, and have followed and are continuing to follow all legal directions and safety guidelines with respect the remaining premises and facilities in operations. These measures have reduced the capacity and efficiency of our operations, which in turn have negatively affected our financial condition, results of operations and cash flows. We are working closely with JAC, the manufacturer of the ES8, ES6 and EC6, to resume productions and minimize the impact of COVID-19 on our manufacturing capabilities. In addition, we strive to expand our traffic channels, integrate our online and offline sales efforts and offer best services possible to bring business and operation back to normal. We will pay close attention to the development of the COVID-19 outbreak, perform further assessment of its impact and take relevant measures to minimize the impact. As a result of the COVID-19 outbreak, the total number of vehicles we delivered in the first quarter of 2020 was 3,838, showing a decrease by 53.5% from 8,224 in the fourth quarter of 2019, and a decrease by 3.8% from 3,989 in the first quarter of 2019. We will continue to monitor and evaluate the financial impact to our financial condition, results of operations and cash flows for the first quarter of 2020 and subsequent periods.

Key Line Items Affecting Our Results of Operations

Revenues

The following table presents our revenue components by amount and as a percentage of the total revenues for the years indicated.

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Revenues:
Vehicle sales	—	4,852,470	7,367,113	1,058,220
Other sales	—	98,701	457,791	65,758
Total revenues	—	4,951,171	7,824,904	1,123,978

We began generating revenues in June 2018, when we began making deliveries and sales of the ES8. We currently generate revenues from (i) vehicle sales, which represent revenues from sales of the ES8 and the ES6, and (ii) other sales, which mainly consist of revenues from sales of our energy package and service package, and a number of embedded products and services offered together with vehicle sales. Embedded products and services include charging piles, vehicle internet connection service and extended lifetime warranty. Revenue from sales of the ES8 and the ES6 and charging piles are recognized when the vehicles are delivered and charging piles are installed. For vehicle internet connection services, we recognize revenue using a straight-line method. As for the extended lifetime warranty, given our limited operating history and lack of historical data, we recognize revenue over time based on a straight-line method initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available with more data. Revenues for our energy package or service package are recognized over time on a monthly basis as our customers receive and consume the benefits of the related package.

In December 2019, we launched our third volume manufactured electric vehicle, the EC6, and the all-new ES8. Users can pre-order the EC6 and the all-new ES8 through the NIO App and we expect to generate revenues from sales of the all-new ES8 starting from April 2020 when we started making deliveries, and the EC6 as soon as we begin making deliveries, expected in September 2020.

Cost of Sales

The following table presents our cost of sales components by amount and as a percentage of our total cost of sales for the years indicated.

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Cost of Sales:
Vehicle sales	—	(4,930,135)	(8,096,035)	(1,162,923)
Other sales	—	(276,912)	(927,691)	(133,254)
Total cost of sales	—	(5,207,047)	(9,023,726)	(1,296,177)

We incur cost of sales in relation to (i) vehicle sales, including, among others, purchases of raw materials and manufacturing expenses, and (ii) other sales, including cost of sales relating to our energy package and service package, the installation of charging piles and directly related staff costs. Cost of sales with respect to vehicle sales also includes compensation to JAC for actual losses incurred at the Hefei manufacturing plant where the ES8 and the ES6 is manufactured.

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

Selling, General and Administrative Expenses

Our selling, general and administrative expenses include (i) employee compensation, including salaries, benefits and bonuses as well as share-based compensation expenses with respect to our employees other than research and development staff, (ii) marketing and promotional expenses, which primarily consist of marketing and advertising costs, sponsorship fees and racing costs related to our Formula E team, (iii) rental and related expenses, which primarily consist of rental for NIO Houses, NIO Spaces and offices, (iv) professional service expenses, which consist of outsourcing fees primarily relating to human resources and IT functions, design fees paid for NIO Houses and NIO Spaces and fees paid to auditors and legal counsel, (v) depreciation and amortization expenses, primarily consisting of depreciation and amortization of leasehold improvements, IT equipment and software, among others, (vi) expenses of low value consumables, primarily consisting of, among others, IT consumables, office supplies, sample fees and IT-system related licenses, (vii) traveling expenses, and (viii) other expenses, which includes telecommunication expenses, utilities and other miscellaneous expenses.

Our selling, general and administrative expenses are significantly affected by the number of our non-research and development employees, marketing and promotion activities and the expansion of our sales and after-sales network, including NIO Houses, NIO Spaces and other leased properties.

Interest Income

Interest income primarily consists of interest earned on cash deposits in banks. In 2016, interest income also consisted of late payment penalties which we recorded as interest income related to a preferred shareholder having delayed its investment payment which was due in 2016.

Interest Expense

Interest expense consists of interest expense with respect to our indebtedness.

Share of losses of Equity Investees

Share of losses of equity investees primarily consists of our share of the losses net of shares of gains of Suzhou Zenlead XPT New Energy Technologies Co., Ltd., GAC JV, Changan NIO Renewable Automobile Co., Ltd., Hainan Weilai Xiqi Renewable Automobile Technology Co., Ltd., Kunshan Siwopu Intelligent Equipment Co., Ltd., Nanjing Weibang Transmission Technology Co., Ltd. and Nanjing Karui Innovation and Entrepreneurship Management Service Co., Ltd., in which, as of December 31, 2019, we held a 22.5% to 51.0% equity interest. Our equity interest is accounted for using the equity method since we exercise significant influence but do not own a majority equity interest in or control those investees.

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

Our products and services are primarily subject to value-added tax at a rate of 13% on the vehicles and charging piles, repair and maintenance services and charging services as well as 6% on services such as research and development services, in each case less any deductible value-added tax we have already paid or born. We are also subject to surcharges on value-added tax payments in accordance with PRC law.

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

Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if our performance:

●	provides all of the benefits received and consumed simultaneously by the customer;
●	creates and enhances an asset that the customer controls as we perform; or
●	does not create an asset with an alternative use to us and we have an enforceable right to payment for performance completed to date.

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

If a customer pays consideration or we have a right to an amount of consideration that is unconditional, before we transfer a good or service to the customer, we present the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is our obligation to transfer goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer. Our contract liabilities primarily resulted from the multiple performance obligations identified in the vehicle sales contract and the sales of Energy and Service Packages, which are recorded as deferred revenue and advance from customers. As of December 31, 2018 and 2019, the balances of contract liabilities from vehicle sales contracts were RMB99,128 and RMB96,827, respectively. As of December 31, 2018 and 2019, the balances of contract liabilities from the sales of Energy and Service Packages were RMB32,226 and RMB65,361, respectively.

Vehicle sales

We generate revenue from sales of electric vehicles, currently the ES8 and ES6, together with a number of embedded products and services through a series of contracts. We identify the users who purchase the vehicle as our customers. There are multiple distinct performance obligations explicitly stated in a series of contracts, including sales of vehicles, charging piles, vehicle internet connection services and extended lifetime warranty which are accounted for in accordance with Accounting Standards Codification (“ASC”) 606, Revenue From Contracts With Customers, or ASC 606. The standard warranty provided by us is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when we transfer the control of vehicle to a user.

Customers only pay the amount after deducting the government subsidies to which they are entitled for the purchase of electric vehicles. The government subsidies are applied on their behalf and collected by us or JAC, from the government. We have concluded that government subsidies should be considered as a part of the transaction price we charge customers for the electric vehicle, as the subsidy is granted to the buyer of the electric vehicle and the buyer remains liable for such amount in the event the subsidies were not received by us. For efficiency reason, we or JAC applies and collects the payments on behalf of customers. In the instance that an eligible customer selects installment payment for battery, we believe such arrangement contains a significant financing component and as a result adjust the amount considering the impact of time value on the transaction price using an appropriate discount rate (i.e., the interest rates of the loan reflecting the credit risk of the borrower). The long-term receivable of installment payment for battery was recognized as non-current assets. The difference between the gross receivable and the present value is recorded as unrealized finance income. Interest income resulting from a significant financing component will be presented separately from revenue from contracts with customers as this is not our ordinary business.

We use a cost plus margin approach to determine the estimated standalone selling price for each individual distinct performance obligation identified, considering our pricing policies and practices, and the data utilized in making pricing decisions. The overall contract price is then allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The revenue for vehicle sales and charging piles are recognized at a point in time when the control of the product is transferred to the customer. For the vehicle internet connection service and free battery swapping service, we recognize the revenue using a straight-line method. As for the extended lifetime warranty, given our limited operating history and lack of historical data, we decide to recognize the revenue over time based on a straight-line method initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

As the consideration for the vehicle and all embedded services must be paid in advance, which means the payments received are prior to the transfer of goods or services by us, we record a contract liability (deferred revenue) for the allocated amount regarding those unperformed obligations.

Sales of Energy and Service Packages

We also sell our users two packages, Energy Package and Service Package, in exchange for consideration. The Energy Package provides vehicle users with a comprehensive range of charging solutions (including charging and battery swapping). The energy service is applied by users on our mobile application depending on their needs. We can decide the most appropriate service to offer according to its available resource. Through the Service Package, we offer vehicle users with a “worry free” vehicle ownership experience (including free repair service with certain limitations, routine maintenance service, enhanced data package, etc.), which can be applied by users via our mobile application.

We identify the users who purchase Energy Package and Service Package to meet the definition of a customer. The agreements for Energy Package and Service Package create legal enforceability to both parties on a monthly basis as the respective Energy or Service Packages can be canceled at any time without any penalty. We conclude the energy or service provided in Energy Package or Service Package respectively meets the stand-ready criteria and contains only one performance obligation within each package, the revenue is recognized over time on a monthly basis as customer simultaneously receives and consumes the benefits provided and the term of legally enforceable contract is only one month.

Incentives

We offer a self-managed customer loyalty program points, which can be used in our online store and at NIO Houses to redeem NIO merchandise. We determine the value of each point based on estimated incremental cost. Customers and NIO fans and advocates have a variety of ways to obtain the points. The major accounting policy for its points program is described as follows:

(1)Sales of vehicles

We conclude the points offered linked to the purchase transactions of the vehicles are a material right and accordingly a separate performance obligation according to ASC 606, and should be taken into consideration when allocating the transaction price of the vehicle sales. We also estimate the probability of points redemption when performing the allocation. Since historical information does not yet exist for us to determine any potential points forfeitures and the fact that most merchandise can be redeemed without requiring a significant amount of points compared with the amount of points provided to users, we believe it is reasonable to assume all points will be redeemed and no forfeiture is estimated currently. The amount allocated to the points as a separate performance obligation is recorded as contract liability (deferred revenue) and revenue should be recognized when future goods or services are transferred. We will continue to monitor when and if forfeiture rate data becomes available and will apply and update the estimated forfeiture rate at each reporting period.

(2)Sales of Energy Package and Service Package

Energy Package—When the customers charge their vehicles without using our charging network, we will grant points based on the actual cost the customers incur. We record the value of the points as a reduction of revenue from the Energy Package.

Service Package-We grant points to the customers with safe driving record during the effective period of the service package. We record the value of the points as a reduction of revenue from the Service Package.

Since historical information is limited for us to determine any potential points forfeiture and most merchandise can be redeemed without requiring a significant amount of points compared with the amount of points provided to our users, we have used an estimated forfeiture rate of zero.

(3)	Other scenarios

Customers or users of our mobile application can also obtain points through any other ways, such as frequent sign-ins to our mobile application and sharing articles from the application to users’ own social media. We believe these points are to encourage user engagement and generate market awareness. As a result, we account for such points as selling and marketing expenses with a corresponding liability recorded under other current liabilities of our consolidated balance sheets upon the points offering. We estimate liabilities under the customer loyalty program based on cost of our merchandise that can be redeemed, and our estimate of probability of redemption. At the time of redemption, we record a reduction of inventory and other current liabilities. In certain cases where merchandise is sold for cash in addition to points, we record other revenue.

Similar to the reasons above, we estimate no points forfeiture currently and continue to assess when and if a forfeiture rate should be applied.

For the years ended December 31, 2017, 2018 and 2019, the revenue portion allocated to the points as separate performance obligation was nil, RMB47.3 million and RMB66.3 million (US$9.5 million), respectively, which is recorded as contract liability (deferred revenue). For the years ended December 31, 2017, 2018 and 2019, the total points recorded as a reduction of revenue was nil, RMB0.4 million and RMB25.4 million (US$3.6 million), respectively. For the years ended December 31, 2017, 2018 and 2019, the total points recorded as selling and marketing expenses were RMB16.5 million, RMB153.1 million and RMB142.4 million (US$20.5 million), respectively.

As of December 31, 2018 and 2019, liabilities recorded related to unredeemed points were RMB143.9 million and RMB178.7 (US$25.7 million), respectively.

Practical expedients and exemptions

We follow the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and conclude that lifetime roadside assistance and out-of-town charging services are not performance obligations considering these two services are value-added services to enhance user experience rather than critical items for vehicle driving and forecast that usage of these two services will be very limited. We also perform an estimation on the stand-alone fair value of each promise, applying a cost plus margin approach and conclude that the standalone fair value of roadside assistance and out-of-town charging services are insignificant individually and in aggregate, representing less than 1% of the vehicle gross selling price and aggregate fair value of each individual promise.

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

Share-based compensation

We grant restricted shares and share options to eligible employees and non-employee consultants and account for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation and ASC 505-50, Equity-Based Payments to Non-Employees. There were no new grants to non-employee consultants after the effectiveness of ASU 2018-07—Compensation—stock compensation (Topic 718)—Improvements to nonemployee share-based payment accounting.

Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at the grant date if no vesting conditions are required; (b) for share options or restricted shares granted with only service conditions, using the straight-line vesting method, net of estimated forfeitures, over the vesting period; (c) for share options granted with service conditions and the occurrence of an initial public offering as performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the initial public offering, using the graded vesting method. This performance condition was met upon completion of our initial public offering on September 12, 2018 and the associated share-based compensation expense for awards vested as of that date were recognized, or (d) for share options where the underlying share is liability within the scope of ASC 480, using the graded vesting method, net of estimated forfeitures, over the vesting period, and re-measuring the fair value of the award at each reporting period end until the award is settled.

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

Before the completion of our initial public offering, the fair value of the restricted shares were assessed using the income approaches / market approaches, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment required complex and subjective judgments regarding our projected financial and operating results, our unique business risks, the liquidity of our ordinary shares and our operating history and prospects at the time the grants were made. Upon the completion of our initial public offering, the fair value of the restricted shares is based on the market value of the underlying ordinary shares on the date of grant. In addition, the binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions, including the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of these awards was determined taking into account independent valuation advice.

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

Based on the criteria established by ASC 280, our chief operating decision maker (“CODM”) has been identified as our Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the company. As a whole and hence, we have only one reportable segment. We do not distinguish between markets or segments for the purpose of internal reporting. As our long-lived assets are substantially located in the PRC, no geographical segments are presented.

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

We record liabilities related to uncertain tax positions when, despite our belief that our tax return positions are supportable, we believe that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. We did not recognize uncertain tax positions as of December 31, 2018 and 2019.

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

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Revenues: (1)
Vehicle sales	—	4,852,470	7,367,113	1,058,220
Other sales	—	98,701	457,791	65,758
Total revenues	—	4,951,171	7,824,904	1,123,978
Cost of sales:(2)
Vehicle sales	—	(4,930,135)	(8,096,035)	(1,162,923)
Other sales	—	(276,912)	(927,691)	(133,254)
Total cost of sales	—	(5,207,047)	(9,023,726)	(1,296,177)
Gross loss	—	(255,876)	(1,198,822)	(172,199)
Operating expenses:(2)
Research and development(2)	(2,602,889)	(3,997,942)	(4,428,580)	(636,126)
Selling, general and administrative(2)	(2,350,707)	(5,341,790)	(5,451,787)	(783,100)
Total operating expenses	(4,953,596)	(9,339,732)	(9,880,367)	(1,419,226)
Loss from operations	(4,953,596)	(9,595,608)	(11,079,189)	(1,591,425)
Interest income	18,970	133,384	160,279	23,023
Interest expenses	(18,084)	(123,643)	(370,536)	(53,224)
Share of losses of equity investee	(5,375)	(9,722)	(64,478)	(9,262)
Investment income	3,498	—	—	—
Other income/(loss), net	(58,681)	(21,346)	66,160	9,503
Loss before income tax expenses	(5,013,268)	(9,616,935)	(11,287,764)	(1,621,385)
Income tax expense	(7,906)	(22,044)	(7,888)	(1,133)
Net loss	(5,021,174)	(9,638,979)	(11,295,652)	(1,622,518)
(1)	We began generating revenues in June 2018, when we began making deliveries and sales of the ES8. We currently generate revenues from vehicle sales and other sales.
(2)	Share-based compensation expenses were allocated in cost of sales and operating expenses as follows:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Cost of Sales	—	9,289	9,763	1,402
Research and development expenses	23,210	109,124	82,680	11,876
Selling, general and administrative expenses	67,086	561,055	241,052	34,625
Total	90,296	679,468	333,495	47,903

Years Ended December 31, 2019 and 2018

Revenues

Our revenues increased by 58.0% from RMB4,951.2 million in 2018 to RMB7,824.9 million (US$1,124.0 million) in 2019, primarily attributable to (i) an increase in the number of vehicles sold in 2019, and (ii) an increase in the incremental revenue recognized from user rights and service packages, which was in line with the growth of our vehicle sales.

Cost of sales

Our cost of sales increased by 73.3% from RMB5,207.0 million in 2018 to RMB9,023.7 million (US$1,296.2 million) in 2019, mainly due to (i) an increase in direct parts, materials and manufacturing overhead (including depreciation of assets associated with the production) by RMB3,007.3 million; (ii) an increase in processing fee and compensation to JAC for its operating losses incurred in the amount by RMB158.6 million; and (iii) an increase in labor costs that are associated with sales of energy and service packages by RMB146.0 million.

Research and Development Expenses

Research and development expenses increased by 10.8% from RMB3,997.9 million in 2018 to RMB4,428.6 million (US$636.1 million) in 2019, primarily due to (i) an 11.7% increase in design and development expense, which increased from RMB1,828.0 million in 2018 to RMB2,041.0 million (US$293.2 million) in 2019 primarily due to the incurrence of incremental design and development costs for the ES6, EC6 and all-new ES8; and (ii) an 8.3% increase in employee compensation for our research and development employees, which increased from RMB1,850.9 million in 2018 to RMB2,004.9 million (US$288.0 million) in 2019 primarily due to an increase in the year-round average number of our research and development employees (including employees of our product and software development teams).

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased slightly by 2.1% from RMB5,341.8 million in 2018 to RMB5,451.8 million (US$783.1 million) in 2019, primarily due to (i) a 63.9% increase in rental and related expenses, which increased from RMB450.1 million in 2018 to RMB737.6 million (US$105.9 million) in 2019, due to the expansion of our network of NIO Houses and NIO Spaces since the second half of 2018; (ii) an 83.1% increase in depreciation and amortization expenses, which increased from RMB249.8 million in 2018 to RMB457.4 million (US$65.7 million) in 2019, primarily due to the increased depreciation expenses from leasehold improvement of NIO Houses and office buildings; and (iii) a 32.0% increase in other expenses, which increased from RMB284.0 million in 2018 to RMB375.0 million (US$53.9 million) in 2019 primarily due to the recognition of certain accrued allowance against receivables in 2019, partially offset by a decrease in marketing and promotional expenses from RMB1,158.5 million in 2018 to RMB818.1 million (US$117.5 million) in 2019 in connection with reduced marketing and promotional activities.

Loss from Operations

As a result of the foregoing, we incurred a loss from operations of RMB11,079.2 million (US$1,591.4 million) in 2019, as compared to a loss of RMB9,595.6 million in 2018.

Interest Income

In 2019, we recorded interest income of RMB160.3 million (US$23.0 million) as compared to RMB133.4 million in 2018, primarily due to the interest income received on higher cash balances deposited with banks in 2018.

Interest Expense

In 2019, we recorded interest expense of RMB370.5 million (US$53.2 million), as compared to interest expense of RMB123.6 million in 2018, primarily due to an increase in our indebtedness (including the 2024 Notes, the Affiliate Notes and bank debt) in 2019.

Share of Losses of Equity Investees

We recorded share of losses of equity investees of RMB64.5 million (US$9.3 million) in 2019, as compared with share of losses of equity investee of RMB9.7 million in 2018, primarily because most of our equity investees were loss-making start-up companies.

Other Income, Net

We recorded other income of RMB66.2 million (US$9.5 million) in 2019, as compared to other loss of RMB21.3 million in 2018, primarily due to the investment gains we recorded from the disposal of a subsidiary of NIO Capital.

Income Tax Expense

In 2019, our income tax expense was RMB7.9 million (US$1.1 million), a decrease of 64.2% from RMB22.0 million in 2018, which was primarily due to our reduced business scale in Germany and the United Kingdom.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB11,295.7 million (US$1,622.5 million) in 2019, as compared to a net loss of RMB9,639.0 million in 2018.

Years Ended December 31, 2018 and 2017

Revenues

We recorded revenues of RMB4,951.2 million for vehicle sales and other sales in 2018, as we began making deliveries of our first volume manufactured electric vehicle, the ES8, on June 28, 2018 and delivered 11,348 vehicles by December 31, 2018. We did not record any revenues in 2017.

Cost of sales

We recorded cost of sales of RMB5,207.0 million in 2018. Our cost of sales mainly consists of (i) direct parts, materials and manufacturing overhead (including depreciation of assets associated with the production) of RMB4,527.5 million; (ii) processing fee and compensation to JAC for its operating losses incurred during the same period in the amount of RMB222.9 million; and (iii) labor costs that are associated with sales of energy and service packages of RMB102.6 million. We did not record any cost of sales in 2017.

Research and Development Expenses

Research and development expenses increased by 53.6% from RMB2,602.9 million in 2017 to RMB3,997.9 million in 2018, primarily due to a 84.2% increase in employee compensation, which increased from RMB1,004.8 million in 2017 to RMB1,850.9 million in 2018, primarily due to (i) an increase in share-based compensation expenses recognized related to the stock options granted to certain of our non-US employees after our initial public offering and (ii) an increase in the number of our research and development employees (including employees of our product and software development teams) by approximately 75% from 2017 to 2018.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 127.2% from RMB2,350.7 million in 2017 to RMB5,341.8 million in 2018, primarily due to, (i) a 142.6% increase in employee compensation with respect to our non-research and development employees, which increased from RMB929.9 million in 2017 to RMB2,256.5 million in 2018, primarily due to (x) an increase in the number of non-research and development employees by approximately 210% from 2017 to 2018, in line with the expansion of our business and (y) an increase in share-based compensation expenses recognized related to the stock options granted to certain of our non-US employees after our initial public offering; (ii) a 121.3% increase in marketing and promotional expenses, which increased from RMB523.5 million in 2017 to RMB1,158.5 million in 2018, as we increased our marketing and advertising expenses for the ES8 in 2018 and incurred expenses relating to (x) an auto exhibition in Beijing in May 2018 and (y) a number of nationwide test-drive activities for customers in 2018, (iii) a 108.3% increase in rental and related expenses, which increased from RMB216.1 million in 2017 to RMB450.1 million in 2018, as we continued to expand our network of NIO Houses and rented additional office space and (iv) a 142.3% increase in professional services expenses, which increased from RMB238.7 million in 2017 to RMB578.5 million in 2018, as we incurred more (x) outsourcing fees primarily related to human resources and IT functions that support business expansion, (y) design fees paid in connection with our NIO Houses and (z) auditor fees and legal fees.

Loss from Operations

As a result of the foregoing, we incurred a loss from operations of RMB9,595.6 million in 2018, as compared to a loss of RMB4,953.6 million in 2017.

Interest Income

In 2018, we recorded interest income of RMB133.4 million as compared to RMB19.0 million in 2017, primarily due to the interest income received on higher cash balances deposited with banks in 2018.

Interest Expense

In 2018, we recorded interest expense of RMB123.6 million, as compared to interest expense of RMB18.1 million in 2017, primarily due to an increase in our indebtedness in 2018.

Share of Losses of Equity Investees

We recorded share of losses of equity investees of RMB9.7 million in 2018, as compared with share of losses of equity investee of RMB5.4 million in 2017, primarily because most of our equity investees were loss-making start-up companies.

Investment Income

We recorded investment income RMB3.5 million in 2017, as compared to nil in 2018, we did not record any investment income, as we invested in certain short-term wealth management products in 2017 and recorded investment income generated therefrom.

Other Loss, Net

We recorded other losses of RMB21.3 million in 2018, as compared to other loss of RMB58.7 million in 2017, primarily due to the depreciation of RMB against the U.S. dollar in 2018. In 2018, we held a significant portion of our cash and cash equivalents in U.S. dollars, while we incurred a significant portion of our expenses in RMB.

Income Tax Expense

In 2018, our income tax expense was RMB22.0 million, an increase of 178.8% from RMB7.9 million in 2017. It represented income taxes paid and accrued with respect to transfer pricing compensation for our operations in Germany, UK and Hong Kong.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB9,639.0 million in 2018, as compared to a net loss of RMB5,021.2 million in 2017.

B.          Liquidity and Capital Resources

Cash Flows and Working Capital

We had net cash used in operating activities of RMB4,574.7 million, RMB7,911.8 million and RMB8,721.7 million (US$1,252.8 million) in 2017, 2018 and 2019, respectively. Our principal sources of liquidity have been proceeds from issuances of equity securities in our initial public offering and private placements, our notes offering, and our bank facilities.

As of December 31, 2019, we had a total of RMB989.9 million (US$142.2 million) in cash and cash equivalents and restricted cash. As of December 31, 2019, 83.7% of our cash and cash equivalents and restricted were denominated in Renminbi and held in the PRC, and the other cash and cash equivalents and restricted cash were mainly denominated in U.S. dollars or Hong Kong dollars and held in the United States or Hong Kong. Our cash and cash equivalents consist primarily of cash on hand, time deposits and highly-liquid investments placed with banks, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

As of December 31, 2019, the total size of our bank facilities was RMB2,860.0 million (US$410.8 million), of which RMB1,105.6 million (US$158.8 million), RMB1,385.5 million (US$199.0 million) and RMB30.0 million (US$4.3 million) were utilized for borrowing, letters of credit and bankers’ acceptance, respectively.

As of December 31, 2019, we had approximately US$1,027.7 million in total long-term borrowings outstanding, consisting primarily of the 2024 Notes, the Affiliate Notes and our long-term bank debt. In addition, in February and March 2020, we issued and sold convertible notes in an aggregate principal amount of US$435 million due 2021, or the 2021 Notes, to several unaffiliated Asia based investment funds. The 2021 Notes bear zero interest. Prior to maturity, the holders of the 2021 Notes have the right to convert either all or part of the principal amount of the 2021 Notes into Class A ordinary shares (or ADSs) of our company pursuant to conversion price and conditions as set forth in the respective convertible notes purchase agreements.

The 2024 Notes are unsecured debt and are not redeemable by us prior to the maturity date except for certain changes in tax law. In accordance with the indenture governing the 2024 Notes, or the 2024 Notes Indenture, holders of the 2024 Notes may require us to purchase all or any portion of their notes on February 1, 2022 at a repurchase price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus accrued and unpaid interest. Holders of the 2024 Notes may also require us, upon a fundamental change (as defined in the 2024 Notes Indenture), to repurchase for cash all or part of their 2024 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus accrued and unpaid interest. Satisfying the obligations of the 2024 Notes could adversely affect the amount or timing of any distributions to our shareholders. We may choose to satisfy, repurchase, or refinance the 2024 Notes through public or private equity or debt financings if we deem such financings available on favorable terms.

The Affiliate Notes issued in the first tranche will mature in 360 days, bear no interest, and require us to pay a premium at 2% of the principal amount at maturity. The Affiliate Notes issued in the second tranche will mature in three years, bear no interest, and require us to pay a premium at 6% of the principal amount at maturity. The 360-day Affiliate Notes will be convertible into our Class A ordinary shares (or ADSs) at a conversion price of US$2.98 per ADS at the holder's option from the 15th day immediately prior to maturity, and the three-year convertible notes will be convertible into our Class A ordinary shares (or ADSs) at a conversion price of US$3.12 per ADS at the holder's option from the first anniversary of the issuance date. The holders of the three-year Affiliate Notes will have the right to require us to repurchase for cash all of the convertible notes or any portion thereof on February 1, 2022.

The 2021 Notes bear zero interest and will mature in February 2021. Prior to maturity, the holders of the 2021 Notes have the right to convert either all or part of the principal amount of the 2021 Notes into Class A ordinary shares (or ADSs) of our company pursuant to conversion price and conditions as set forth in the respective convertible notes purchase agreements. In accordance with the 2021 Notes Indenture, holders of the 2021 Notes may require us, upon a fundamental change (as defined in the 2021 Notes Indenture), to repurchase for cash all or part of their 2021 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2021 Notes to be repurchased. Satisfying the obligations of the 2021 Notes could adversely affect the amount or timing of any distributions to our shareholders. We may choose to satisfy, repurchase, or refinance the 2021 Notes through public or private equity or debt financings if we deem such financings available on favorable terms.

As of December 31, 2019, the current liabilities exceeded the current assets in the amount of RMB4.6 billion. Our working capital and liquidity was not adequate for continuous operation in the 12 months from the date when this annual report is issued. Our continuous operation depends on our capability to obtain sufficient external equity or debt financing. On April 29, 2020, we entered into definitive agreements for investments in NIO China with Hefei Strategic Investors. The Hefei Strategic Investors will invest an aggregate of RMB7 billion in cash into NIO Anhui. We will inject our core businesses and assets in China, including vehicle research and development, supply chain, sales and services and NIO Power, valued at RMB17.77 billion in total, into NIO China, and invest RMB4.26 billion in cash into NIO China. We expect the closing of the investments to take place in the second quarter of 2020, subject to the satisfaction of customary closing conditions. Based on this evaluation, we believe that our current cash and cash equivalents, short-term investment, available banking facilities, anticipated cash receipts from sales of vehicles and provision of services and proceeds from the investments in NIO China by Hefei Strategic Investors, will be sufficient to meet our anticipated working capital requirements and capital expenditures and we will be able to meet our payment obligations when liabilities fall due for the next 12 months from the date when this annual report is issued. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments or operations through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

The following table sets forth a summary of our cash flows for the years indicated.

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Summary of Consolidated Cash Flow Data:
Net cash used in operating activities	(4,574,719)	(7,911,768)	(8,721,706)	(1,252,795)
Net cash provided by/(used in) investing activities	(1,190,273)	(7,940,843)	3,382,069	485,804
Net cash provided by financing activities	12,867,334	11,603,092	3,094,953	444,562
Effects of exchange rate changes on, cash equivalents and restricted cash	(168,120)	(56,947)	10,166	1,460
Net increase/(decrease) in cash, cash equivalents and restricted cash	6,934,222	(4,306,466)	(2,234,518)	(320,969)
Cash, cash equivalents and restricted cash at beginning of the year	596,631	7,530,853	3,224,387	463,154
Cash, cash equivalents and restricted cash at end of the year	7,530,853	3,224,387	989,869	142,185

Operating Activities

Net cash used in operating activities was RMB8,721.7 million (US$1,252.8 million) in 2019, primarily attributable to a net loss of RMB11,295.7 million (US$1,622.5 million), adjusted for (i) non-cash items of RMB2,137.2 million (US$307.0 million), which primarily consisted of depreciation and amortization of RMB998.9 million (US$143.5 million) and share-based compensation expenses of RMB333.5 million (US$47.9 million) and (ii) a net decrease in operating assets and liabilities by RMB436.8 million (US$62.7 million), which was primarily attributable to a decrease in inventory by RMB569.2 million (US$81.8 million), and an increase in accruals and other liabilities by RMB848.4 million (US$121.9 million), consisting primarily of research and development services, advance payments from ES8 and ES6 customers, salary and benefits payable and accounts payable in connection with marketing events. Net cash used in operating activities was partially offset by, among others, an increase in trade receivables by RMB681.6 million (US$97.9 million) primarily consisting of an increase in the government subsidies relating to our vehicle sales, and payment of operating lease liabilities by RMB345.3 million (US$49.6 million).

Net cash used in operating activities was RMB7,911.8 million in 2018, primarily attributable to a net loss of RMB9,639.0 million, adjusted for (i) non-cash items of RMB1,221.6 million, which primarily consisted of share-based compensation expenses of RMB679.5 million and depreciation and amortization of RMB474.2 million and (ii) a net decrease in operating assets and liabilities of RMB505.6 million, which was primarily attributable to an increase in trade payables of RMB2,827.1 million consisting primarily of accounts payable relating to the purchase of inventory; an increase in accruals and other liabilities of RMB1,348.6 million, consisting primarily of research and development services, advance payments from ES8 customers, salary and benefits payable and accounts payable in connection with marketing events; and an increase in other non-current liabilities of RMB291.1 million consisting primarily of rental payables, partially offset by, among others, an increase in inventory of RMB1,375.9 million primarily related to purchase of raw materials, works in progress and finished goods; an increase in prepayments and other current assets of RMB811.1 million consisting primarily of deductible value-added tax and prepaid expenses; an increase in trade receivables of RMB756.5 million primarily consisting of an increase in the government subsidies relating to our vehicle sales and an increase in long-term receivables of RMB574.7 million primarily resulting from battery payment installment arrangement with customers, and an increase in other non-current assets of RMB658.0 million.

Net cash used in operating activities was RMB4,574.7 million in 2017, primarily attributable to a net loss of RMB5,021.2 million, adjusted for (i) non-cash items of RMB315.7 million, which primarily consisted of depreciation and amortization of RMB167.9 million, foreign exchange losses of RMB49.5 million and share-based compensation expenses of RMB90.3 million and (ii) a net decrease in operating assets and liabilities of RMB130.7 million, which was primarily attributable to an increase in accruals and other liabilities of RMB603.4 million, consisting primarily of payables for research and development expenses, accrued expenses and salaries and benefits payables, and an increase in other non-current liabilities of RMB78.6 million, consisting primarily of rental payables and deferred government grants, offset partially by, among others, an increase in prepayment and other current assets of RMB404.8 million, which primarily related to deductible value-added tax, prepaid expenses and deposits; an increase in inventories of RMB89.5 million, primarily related to purchases of raw materials, works in progress and finished goods, as we began trial production of the ES8; and an increase in other non-current assets of RMB66.7 million.

Investing Activities

Net cash provided by investing activities was RMB3,382.1 million (US$485.8 million) in 2019, primarily attributable to (i) proceeds from sale of short-term investments of RMB7,246.5 million (US$1,040.9 million), and (ii) proceeds from disposal of equity investees of RMB76.7 million (US$11.0 million), partially offset by purchases of short-term investments of RMB2,202.8 million (US$316.4 million), and (ii) purchase of property, plant and equipment and intangible assets of RMB1,706.8 million (US$245.2 million).

Net cash used in investing activities was RMB7,940.8 million in 2018, primarily attributable to (i) purchases of short-term investments of RMB8,090.7 million, (ii) purchases of property, plant and equipment and intangible assets of RMB2,644.0 million and (iii) acquisition of equity investees of RMB110.9 million, partially offset by the proceeds from sale of short-term investments of RMB2,936.0 million.

Net cash used in investing activities was RMB1,190.3 million in 2017, which was primarily attributable to (i) purchases of property, plant and equipment and intangible assets of RMB1,113.9 million, relating to the roll-out of our NIO House network and strengthening of research and development capabilities and (ii) purchases of held for trading securities of RMB1,337.4 million, consisting of certain short-term liquid investments, which were partially offset by proceeds from sales of securities held for trading of RMB1,340.9 million.

Financing Activities

Net cash provided by financing activities was RMB3,095.0 million (US$444.6 million) in 2019, primarily attributable to (i) proceeds from issuance of convertible promissory note of RMB4,322.5 million (US$620.9 million), and (ii) the proceeds from borrowings of RMB1,376.6 million (US$197.7 million), partially offset by repayments of borrowings of RMB2,611.0 million (US$375.0 million).

Net cash provided by financing activities was RMB11,603.1 million in 2018, primarily attributable to (i) the proceeds from the issuance of ordinary shares in our initial public offering of RMB7,531.0 million; (ii) the proceeds from the issuance of redeemable non-controlling interests of RMB1,265.9 million in connection with the issuance by a wholly-owned subsidiary of us of redeemable preferred shares to certain third party strategic investors and (iii) the proceeds from bank borrowings of RMB2,668.5 million.

Net cash provided by financing activities was RMB12,867.3 million in 2017, which was attributable to the net proceeds from the issuance of our series A, series B, series C, and series D preferred shares, with a sum of RMB12,226.5 million, and, to a lesser extent, the proceeds from borrowings of RMB633.7 million, and capital injections from non-controlling interests of RMB13.4 million.

Capital Expenditures

We made capital expenditures of RMB1,113.9 million, RMB2,644.0 million and RMB1,706.8 million (US$245.2 million) in 2017, 2018 and 2019, respectively. In these periods, our capital expenditures were mainly used for the acquisition of property, plant and equipment and intangible assets which consisted primarily of mold and tooling, IT equipment, research and development equipment, leasehold improvements, consisting primarily of office space, NIO Houses and laboratory improvements as well as the roll-out of our power solutions. We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business, and that our level of capital expenditures will be significantly affected by user demand for our products and services. The fact that we have a limited operating history means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. To the extent the proceeds of the 2024 Notes, Affiliate Notes and 2021 Notes and cash flows from our business activities are insufficient to fund future capital requirements, we may need to seek equity or debt financing. We will continue to make capital expenditures to support the expected growth of our business.

Borrowings

As of December 31, 2019, our total borrowings, including current borrowings and non-current borrowings, were RMB8,362.9 million (US$1,201.3 million), primarily consisting of convertible notes of RMB 6,482.6 million (US$931.2 million), bank loans of RMB1,400.6 million (US$201.2 million), bankers’ acceptance of RMB60.0 million (US$8.6 million) and loan from investors of RMB419.7 million (US$60.3 million).

Holding Company Structure

NIO Inc. is a holding company with no material operations of its own. We conduct a portion of our operations through our PRC subsidiaries, and, to a lesser extent, our variable interest entities and their subsidiaries in China. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our variable interest entities and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds, staff bonuses and welfare funds at its discretion, and each of our variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. Our VIEs did not have any material assets or liabilities as of December 31, 2019. In the future we expect Beijing NIO to focus on value-added telecommunications services, including, without limitation, performing internet services, operating our website and our mobile application as well as holding certain related licenses.

C.          Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technology—Worldwide Research and Development Footprint” and “—Intellectual Property.”

D.          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.          Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment due by period
	Total	Less than 1 year	1-2 years	2-3 years	More than 3 years
	(in RMB thousands)
Capital commitments	620,234	615,776	4,148	279	31
Operating lease obligations	2,550,709	749,869	574,702	466,041	760,097
Finance lease obligations	142,734	50,043	36,585	28,206	27,900
Short-term and long-term borrowings	1,880,250	510,436	668,373	701,441	—
Interest on bank borrowings	112,231	66,500	41,462	4,269	—
Convertible notes with principal and interest	7,742,710	947,019	235,447	974,924	5,585,320
Total	13,048,868	2,939,643	1,560,717	2,175,160	6,373,348

Capital commitments are commitments in relation to the purchase of property and equipment including leasehold improvements. Operating lease obligations consist of leases in relation to certain offices and buildings, NIO Houses and other property for our sales and after-sales network.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019.

G.          Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bin Li	45	Chairman and Chief Executive Officer
Lihong Qin	46	Director and President
Feng Shen	56	Executive Vice President
Xin Zhou	50	Executive Vice President
Wei Feng	40	Chief Financial Officer
Ganesh V. Iyer	52	Chief Information Officer
Hai Wu	51	Independent Director
Denny Ting Bun Lee	52	Independent Director
James Gordon Mitchell	46	Director

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

Mr. Feng Shen joined our company in December 2017, and currently serves as our executive vice president and chairman of quality management committee. Mr. Shen worked in several senior executive management roles, such as president of Polestar China and global chief technology officer at Polestar, president at Volvo Cars China R&D Company, vice president of Volvo Cars Asia-Pacific Operation, and chairman at China-Sweden Traffic Safety Research Center from 2010 to 2017. Prior to that, Mr. Shen worked as a powertrain manager, Six-Sigma Master Black Belt and technical expert at Ford Motor Company from 1999 to 2010 in the United States and China. Mr. Shen received a bachelor’s degree in mathematics and mechanics and a master’s degree in applied mechanics from Fudan University in 1984 and 1987, respectively. He also received a doctoral degree in mechanical engineering from Auburn University in 1996.

Mr. Xin Zhou joined our company in April 2015. He had served as the chairman of product committee since 2017, and currently serves as our executive vice president. Prior to joining our company, Mr. Zhou served as executive director at Qoros Automotive Co., Ltd. from September 2009 to April 2015. Prior to that, he was the engagement manager of McKinsey & Co. from April 2007 to September 2009, and executive director of Lear Corp. from May 1998 to April 2007. From 1995 to 1998, Mr. Zhou was a senior manager of General Motors China Inc. Mr. Zhou received a bachelor’s degree in applied science from Fudan University in 1992 and a master’s degree in business administration from China Europe International Business School in 2008.

Mr. Wei Feng has served as our Chief Financial Officer since November 2019. Prior to joining our company, Mr. Feng served as managing director and head of the auto and auto parts research team at China International Capital Corporation. Prior to that, Mr. Feng served as an equity analyst at Everbright Securities Co. Ltd. from 2010 to 2013. Mr. Feng’s career also includes more than five years’ working experience within the ZF Group where he participated in numerous corporate matters. Mr. Feng received his bachelor’s degree in Engineering from the Department of Automotive Engineering at Tsinghua University, and his joint master’s degree in Automotive System Engineering from RWTH Aachen University in Germany and Tsinghua University in China.

Mr. Ganesh V. Iyer has served as our global chief information officer since April 2016 and managing director of NIO U.S. since December 2018. Mr. Iyer has over 30 years of experience delivering results in various industries including autonomous technology, hi-tech, manufacturing, and telecom. Mr. Iyer worked as vice president of Information Technology at Tesla Inc. from 2012 to 2016. Prior to Tesla, he held senior information technology leadership roles at VMWare from 2010 to 2012. Prior to VMWare, Mr. Iyer served as director of information technology at Juniper Networks and WebEx. He also spent 10 years in consulting primarily at Electronic Data Systems and Tata Consultancy Services. Mr. Iyer received a bachelor’s degree in chemical engineering with a minor in mathematics from the university of Calicut in India.

Mr. Hai Wu has served as our director since July 2016. Mr. Wu has served as a managing partner of Cenova Capital since May 2019. He has extensive experience in investments and management. Prior to Cenova Capital, Mr. Wu served as a managing director of China at Temasek Holdings Ltd. Since May 2014. Prior to that, Mr. Wu was the chief executive officer at Ramaxel Technology (Shenzhen) Limited from April 2012 to February 2014 and a managing director at CITIC Private Equity Funds Management Co., Ltd. from March 2010 to May 2012. Mr. Wu served as the global director and managing partner of the Beijing Branch office of McKinsey & Company from August 1999 to February 2010. He also served as a non-executive director of COFCO Meat Holdings Limited from September 2015 to December 2017. He received a bachelor’s degree in physiology from Peking University, a master’s degree in business administration from the Johnson School of Management, University of Cornell and a doctoral degree in neuroscience and cell biology from Rutgers University.

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

Mr. James Gordon Mitchell has served as our director since September 2018. Currently, Mr. Mitchell serves as Senior Executive Vice President and Chief Strategy Officer of Tencent Holdings, where he has worked since July 2011. Mr. Mitchell has also served as the Chairman and non-executive director of the board of China Literature Limited since June 2017. He is also a non-executive director of certain other listed companies including TME Group Limited, a Chinese music entertainment company (stock code NYSE:TME); Yixin Group Limited, a Chinese automobile retail transaction platform company listed on the main board of Hong Kong Stock Exchange (stock code 2858) and Frontier Developments, a British video game development company listed on the London Stock Exchange (under the symbol AIM: FDEV), and a director of several unlisted companies. Prior to Tencent, Mr. Mitchell was a managing director at Goldman Sachs. He is a CFA® charterholder and received a degree from Oxford University.

B.          Compensation of Directors and Executive Officers

For the year ended December 31, 2019, we paid an aggregate of approximately US$2.26 million in cash to our directors and executive officers. For share incentive grants to our directors and executive officers, see “—Stock Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Under the 2015 Plan, the 2016 Plan and the 2017 Plan, the maximum numbers of Class A ordinary shares which may be issued pursuant to all awards are 46,264,378, 18,000,000 and 33,000,000, respectively. Under the 2018 Plan, a maximum number of 23,000,000 Class A ordinary shares may be issued pursuant to all awards. The amount should automatically increase each year by the number of shares representing 1.5% of the then total issued and outstanding share capital of our company as of the end of each preceding year. As of December 31, 2019, awards to purchase an aggregate amount of 88,843,972 Class A ordinary shares under our stock incentive plans have been granted and are outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2015 Plan, the 2016 Plan, the 2017 Plan and the 2018 Plan.

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

The following table summarizes, as of December 31, 2019, the awards granted under the 2015 Plan, the 2016 Plan and the 2017 Plan to several of our executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Class A Ordinary
Shares Underlying
Options and
	Restricted Share	Exercise Price
Name	Units	(US$/Share**)	Date of Grant	Date of Expiration
Bin Li	15,000,000	2.55	March 1, 2018	February 28, 2028
Lihong Qin	*	2.55	February 1, 2018	January 31, 2028
			February 28, 2018	February 27, 2028
Xin Zhou	*	2.05-2.55	February 1, 2018	January 31, 2028
			February 28, 2018	February 27, 2028
			September 25, 2019	September 24, 2026
Denny Ting Bun Lee	*	N/A	September 12, 2018
Hai Wu	*	3.61	May 29, 2019	May 28, 2026
Feng Shen	*	1.80-2.55	December 31, 2017	December 30, 2027
			February 1, 2018	January 31, 2028
			September 25, 2019	September 24, 2026
Wei Feng	*	1.8	November 18, 2019	November 17, 2026
Ganesh V Iyer	*	0.27-2.55	May 3, 2016	May 2, 2026
			March 1, 2018	February 29, 2028
			September 25, 2019	September 24, 2026
Total	24,040,597

*    Less than one percent of our total outstanding shares.

**    Applicable to options only.

As of December 31, 2019, non-executive officers and other grantees as a group held awards of options to purchase 64,520,670 Class A ordinary shares of our company. The exercise prices of the options range from US$0.1 to US$7.09 per share.

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

As of December 31, 2019, share incentive award to purchase 14,986,295 ordinary shares has been granted and outstanding under the 2018 Plan.

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

Audit Committee. Our audit committee consists of Denny Ting Bun Lee and Hai Wu. Denny Ting Bun Lee is the chairman of our audit committee. We have determined that Denny Ting Bun Lee and Hai Wu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that Denny Ting Bun Lee qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Hai Wu, Denny Ting Bun Lee and Bin Li. Hai Wu is the chairman of our compensation committee. We have determined that Hai Wu satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting any compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Bin Li, Hai Wu and Denny Ting Bun Lee. Bin Li is the chairperson of our nominating and corporate governance committee. Hai Wu and Denny Ting Bun Lee satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and other distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

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

D.          Employees

As of December 31, 2019, we had 7,442 full-time employees. The following table sets forth the numbers of our employees categorized by function and region as of December 31, 2019.

As of December 31, 2019
China:
User experience (sales and marketing and service)	3,632
Product and software development	2,176
Manufacturing	520
General administration	571
Northern California:
Product and software development	357
General administration	20
Munich:
Product and software development	101
General administration	27
United Kingdom:
Product and software development	34
General administration	4
Total number of employees	7,442

Our employees have set up a labor union in China according to the related Chinese labor law. However, no collective bargaining agreement has been put in place. To date we have not experienced any labor strike, and we consider our relationship with our employees to be good.

E.          Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2020 with respect to:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 1,112,458,304 ordinary shares outstanding as of March 31, 2020, comprising of 831,928,082 Class A ordinary shares, 132,030,222 Class B ordinary shares and 148,500,000 Class C ordinary shares.

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

	Class A	Class B	Class C	Total
	ordinary	ordinary	ordinary	ordinary		% of
	shares	shares	shares	shares	% of	aggregate
	beneficially	beneficially	beneficially	beneficially	beneficial	voting
	owned	owned	owned	owned	ownership	power†
Directors and Executive Officers**:
Bin Li(1)	6,189,253	—	148,500,000	154,689,253	13.8	47.0
Lihong Qin(2)	10,538,699	—	—	10,538,699	*	*
Feng Shen	*	—	—	*	*	*
Xin Zhou	*	—	—	*	*	*
Wei Feng	—	—	—	—	—	—
Ganesh V. Iyer(3)	*	—	—	*	*	*
Hai Wu(4)	—	—	—	—	—	—
Denny Ting Bun Lee(5)	*	—	—	*	*	*
James Gordon Mitchell(6)	—	—	—	—	—	—
All Directors and Executive Officers as a Group	19,621,947	—	148,500,000	168,121,947	15.0	46.6
Principal Shareholders:
Founder vehicles(7)	189,253	—	148,500,000	148,689,253	13.4	46.8
Tencent entities(8)	8,544,826	132,030,222	—	140,575,048	12.6	21.1
Baillie Gifford & Co(9)	101,370,431	—	—	101,370,431	9.1	4.0
Temasek Holdings (Private) Limited(10)	13,909,836	—	—	13,909,836	1.3	0.5

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

(1)	Represents (i) 6,000,000 Class A ordinary shares issuable to Mr. Bin Li upon exercise of options within 60 days of the date of this annual report, (ii) 72,234,928 Class C ordinary shares held by Originalwish Limited, a British Virgin Islands company wholly owned by Mr. Bin Li, (iii) 26,454,325 Class C ordinary shares held by mobike Global Ltd., a British Virgin Islands company wholly owned by Mr. Bin Li, and (iv) 189,253 Class A ordinary shares and 49,810,747 Class C ordinary shares held by NIO Users Limited, a holding company controlled by NIO Users Trust, which is under the control of Mr. Bin Li.
(2)	Represents (i) 38,700 Class A ordinary shares issuable to Mr. Lihong Qin upon exercise of options within 60 days of the date of this annual report and (ii) 10,499,999 Class A ordinary shares held by DX Mix Limited, a holding company controlled by DX One Trust, which is under the control of Mr. Lihong Qin. The business address of Mr. Lihong Qin is Room 1401, No. 82, 1980 Nong, Luoxiu Road, Minhang District, Shanghai, People’s Republic of China.
(3)	The business address of Mr. Iyer is 3200 North First Street, San Jose, CA 95134.
(4)	The business address of Mr. Wu is No. 53, Gaoyou Road, Xuhui District, Shanghai, People’s Republic of China.
(5)	The business address of Mr. Lee is No. 4 Dianthus Road, Yau Yat Chuen, Kowloon, Hong Kong.
(6)	The business address of Mr. Mitchell is Level 29, Three Pacific Place, 1 Queen's Road East, Wanchai, Hong Kong.

(7)	Represents (i) 72,234,928 Class C ordinary shares held by Originalwish Limited, (ii) 26,454,325 Class C ordinary shares held by mobike Global Ltd., and (iii) 189,253 Class A ordinary shares and 49,810,747 Class C ordinary shares held by NIO Users Limited, which are collectively referred to in offering memorandum as Founder Vehicles. Each of Originalwish Limited and mobike Global Ltd. is a company incorporated in the British Virgin Islands and beneficially owned by Mr. Bin Li. NIO Users Limited is a holding company controlled by NIO Users Trust, which is under the control of Mr. Bin Li. The registered address of Originalwish Limited and mobike Global Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The registered address of NIO Users Limited is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.
(8)	Based on the statement on Schedule 13G/A filed on February 10, 2020 jointly by (i) Mount Putuo Investment Limited, (ii) Image Frame Investment (HK) Limited and (iii) Tencent Holdings Limited, pursuant to which Mount Putuo Investment Limited holds 40,905,125 Class B ordinary shares, Image Frame Investment (HK) Limited holds 87,388,807 Class B ordinary shares, TPP Follow-on I Holding D Limited, an entity controlled by Tencent Holdings Limited, holds 3,736,290 Class B ordinary shares, and Huang River Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited, holds 5,390,749 ADSs representing 5,390,749 Class A ordinary shares, and 3,154,077 ADSs representing 3,154,077 Class A ordinary shares, issuable upon the full conversion of the US$30 million 2024 Notes held by Huang River Investment Limited based on a conversion rate of 105.1359 ADSs per US$1,000 principal amount of the 2024 Notes. Mount Putuo Investment Limited, Image Frame Investment (HK) Limited, TPP Follow-on I Holding D Limited and Huang River Investment Limited are collectively referred to in this annual report as the Tencent entities. Mount Putuo Investment Limited is a company incorporated in the British Virgin Islands, Image Frame Investment (HK) Limited is a company incorporated in Hong Kong, and TPP Follow-on I Holding D Limited is a company incorporated in the Cayman Islands. The sole member of Image Frame Investment (HK) Limited is Tencent Holdings Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited. The registered address of Mount Putuo Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of Image Frame Investment (HK) Limited is 29/F Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The registered address of TPP Follow-on I Holding D Limited is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(9)	Based on the statement on Schedule 13G/A filed on January 17, 2020 by Baillie Gifford & Co., Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries own 101,370,431 ADSs representing 101,370,431 Class A ordinary shares. The registered address of Baillie Gifford & Co. is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.
(10)	Based on the statement on Schedule 13G filed on January 14, 2020 jointly by (i) Temasek Holdings (Private) Limited, or Temasek Holdings, (ii) Tembusu Capital Pte. Ltd., or Tembusu, (iii) Thomson Capital Pte. Ltd., or Thomson, and (iv) Anderson Investments Pte. Ltd., or Anderson, Anderson holds 13,909,836 Class A ordinary shares in the form of ADS. Anderson is wholly-owned by Thomson, which in turn is wholly-owned by Tembusu. Tembusu is wholly-owned by Temasek Holdings.

To our knowledge, as of the date of this annual report, 785,260,606 of our Class A ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Share Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Stock Incentive Plans.”

Other Transactions with Related Parties

In September 2019, we issued US$200 million principal amount of convertible notes to Huang River Investment Limited, to an affiliate of Tencent Holdings Limited, and Mr. Bin Li, our chairman of the board of directors and chief executive officer. Huang River Investment Limited and Mr. Bin Li each subscribed for US$100 million principal amount of the convertible notes, each in two equally split tranches. The convertible notes issued in the first tranche will mature in 360 days, bear no interest, and require us to pay a premium at 2% of the principal amount at maturity. The convertible notes issued in the second tranche will mature in three years, bear no interest, and require us to pay a premium at 6% of the principal amount at maturity. The 360-day convertible notes will be convertible into our Class A ordinary shares (or ADSs) at a conversion price of US$2.98 per ADS at the holder's option from the 15th day immediately prior to maturity, and the three-year convertible notes will be convertible into our Class A ordinary shares (or ADSs) at a conversion price of US$3.12 per ADS at the holder's option from the first anniversary of the issuance date. The holders of the three-year convertible notes will have the right to require us to repurchase for cash all of the convertible notes or any portion thereof on February 1, 2022.

In February 2019, we issued $750 million aggregate principal amount of 4.50% convertible senior notes due 2024, or the 2024 Notes. The 2024 Notes are unsecured debt and are not redeemable by us prior to the maturity date except for certain changes in tax law. The holders of the 2024 Notes may convert their notes to a number of our ADSs at their option at any time prior to the close of business on the second business day immediately preceding the maturity date pursuant to the 2024 Notes indenture. The 2024 Notes that are converted in connection with a make-whole fundamental change (as defined in the 2024 Notes Indenture) may be entitled to an increase in the conversion rate for such 2024 Notes. Huang River Investment Limited subscribed for US$30 million aggregate principal amount of the 2024 Notes. As of December 2019, the amount of interest payable to Huang River Investment Limited for the 2024 Notes was US$0.56 million.

In 2019, we borrowed RMB25.8 million principal amount of loan from Beijing Changxing Information Technology Co., Ltd., a company significantly influenced by one of our principal shareholders, at an interest rate of 15%. As of December 31, 2019, the loan remained outstanding.

In 2019, we received IT support services from Beijing Bit EP Information Technology Co., Ltd. and Beijing Yiche Information Science and Technology Co., Ltd., both are companies significantly influenced by Bin Li, and incurred expenses of IT support services of RMB4.1 million.

In 2018, we granted two interest free loans to NIO Capital, an entity affiliated with our founder Bin Li, with the principal amount of US$5.0 million each. The loans mature in six months. One of the loans was converted into ordinary shares of a subsidiary of NIO Capital upon maturity at our option, and we disposed of such investment in 2019. The other loan was fully repaid before the initial public offering of our ADSs.

In 2017, 2018 and 2019, we received marketing and advertising services from Beijing Xinyi Hudong Guanggao Co., Ltd., Beijing Chehui Hudong Guanggao Co., Ltd., Bite Shijie (Beijing) Keji Co., Ltd., or Bite, Beijing Yiche Interactive Advertising Co., Ltd. Shanghai Branch, Shanghai Yiju Information Technology Co., Ltd., Tianjin Boyou Information Technology Co., Ltd. and Beijing Bit EP Information Technology Co., Ltd. In 2017, 2018 and 2019, we incurred expenses of marketing and advertising services RMB15.6 million, RMB38.1 million and RMB75.7 million, respectively. Beijing Chehui Hudong Guanggao Co., Ltd., Beijing Xinyi Hudong Guanggao Co., Ltd., Bite, Beijing Yiche Interactive Advertising Co., Ltd Shanghai Branch, Shanghai Yiju Information Technology Co., Ltd., Tianjin Boyou Information Technology Co., Ltd. and Beijing Bit EP Information Technology Co., Ltd. are controlled by our principal shareholders.

In 2017, 2018 and 2019, we provided property management, administrative support, design and research and development services to our affiliates and companies controlled by our principal shareholders, including Hubei Changjiang Nextev New Energy Investment Management Co., Ltd., Beijing CHJ Information Technology Co., Ltd., Hubei Changjiang Nextev New Energy Industry Development Capital Partnership (Limited Partnership), Jiangsu Xindian Automotive Co., Ltd., Shanghai NIO Hongling Investment Management Co., Ltd., Shanghai Weishang Business Consulting Co., Ltd., Nanjing Weibang Transmission Technology Co., Ltd. In 2017, 2018 and 2019, we received total service income of RMB21.5 million, RMB3.6 million and RMB4.2 million, respectively.

In 2017, 2018 and 2019, we paid a total of RMB18.3 million, RMB132.2 million and RMB132.5 million, respectively, for the cost of manufacturing consignment to Suzhou Zenlead XPT New Energy Technologies Co., Ltd., or Suzhou Zenlead. Suzhou Zenlead is an affiliate of ours.

In 2017, we paid a total of RMB3.0 million to Bite for the purchase of property and equipment. In 2018, we paid a total of RMB11.1 million to Kunshan Siwopu Intelligent Equipment Co., Ltd, or Kushan Siwopu, an affiliate of ours, for purchase of property and equipment. In 2019, we paid a total of RMB42.2 million to Kunshan Siwopu Intelligent Equipment Co., Ltd. and Nanjing Weibang Transmission Technology Co., Ltd. for purchase of property and equipment.

In 2017, we granted interest-free loans to Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd., a company controlled by our principal shareholders. As of December 31, 2019, the loans remained outstanding.

In 2018, we paid a total of RMB8.1 million on behalf of Baidu Capital L.P., a shareholder of our company, to a third party.

In 2018, we made a payment of RMB2.8 million to a supplier on behalf of Nanjing Weibang Transmission Technology Co., Ltd., one of our affiliates. As of December 31, 2019, the amount receivable remained outstanding.

In 2018 and 2019, we received research and development and maintenance services from Kunshan Siwopu and Suzhou Zenlead, and paid a total of RMB17.2 million and RMB 0.3 million, respectively.

C.          Interests of Experts and Counsel

Not applicable.

ITEM 8.       FINANCIAL INFORMATION

A.          Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may be involved in legal proceedings in the ordinary course of our business. Between March and July 2019, several putative securities class action lawsuits were filed against us, certain of our directors and officers, our underwriters in the IPO and our process agent. Some of these actions have been withdrawn, transferred or consolidated. Currently, three securities class actions remain pending in the U.S. District Court for the Eastern District of New York (E.D.N.Y.), Supreme Court of the State of New York, New York County (N.Y. County), and Supreme Court of the State of New York, County of Kings (Kings County) respectively. In the E.D.N.Y. action, In re NIO, Inc. Securities Litigation, 1:19-cv-01424, the Court issued an order to appoint the lead plaintiff on March 3, 2020. The parties have entered into a stipulation whereby the plaintiffs will file a consolidated amended complaint on May 18, 2020, to which we and other defendants will have 60 days to respond. In the New York county action, In re NIO Inc. Securities Litigation, Index No. 653422/2019, the plaintiffs filed a consolidated amended complaint on October 25, 2019. On December 13, 2019, the Court granted the defendants’ motion to stay the case in favor of the federal E.D.N.Y. action. In the Kings County action, Sumit Agarwal v. NIO Inc. et al., Index No. 505647/2019, the complaint was filed on March 14, 2019. The judge has yet to be assigned and there has not been any major development. The plaintiffs in these cases allege, in sum and substance, that our statements in the Registration Statement and/or other public statements were false or misleading and in violation of the U.S. federal securities laws. These actions remain in their preliminary stages. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits. We believe these cases are without merit and we are defending the actions vigorously.

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

B.          Memorandum and Articles of Association

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our current eleventh amended and restated memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Our eleventh amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights and voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or
●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

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

Anti-Takeover Provisions

Some provisions of our eleventh amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies, ordinary non-resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident/non-resident company except that an exempted company:

●	does not have to file an annual return detailing its shareholders with the Registrar of Companies of the Cayman Islands;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue negotiable or bearer shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, alternative minimum tax, and other non-income tax considerations or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	investors required to accelerate the recognition of any item of gross income with respect to ADSs or Class A ordinary shares “as a result of such income being recognized on an applicable financial statement”;
●	persons that actually or constructively own 10% or more of our stock (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities.

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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

Assuming that we are the owner of our VIEs for U.S. federal income tax purposes, and based upon our current income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2019 and we do not expect to be a PFIC for the current taxable year ended December 31, 2019 or the foreseeable future. While we do not expect to be or to become a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our passive income significantly increases relative to our non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

As we have begun sales of the ES8, the ES6 and the all-new ES8, and plan to deliver the EC6 in September 2020, we expect that substantially all of our revenues will be denominated in RMB while our expenses are denominated in RMB and other currencies including the U.S. dollar, the pound sterling and the Euro. As a result, we are exposed to risk related to movements between the Renminbi and such other currencies. In addition, the value of our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Interest Rate Risk

Our cash balance as of December 31, 2019 primarily consists of bank deposits, so our exposure to market risk for changes in interest rates is limited. The convertible notes we have issued either bear interest at a fixed rate or bear no interest, so we have no financial statement impact from changes in interest rates. However, changes in market interest rates impact the fair value of the convertible notes along with other variables such as our credit spreads and the market price and volatility of our ADSs and ordinary shares.

We may from to time invest in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Inflation

To date, inflation in the PRC has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Seasonality

Demand for new cars in the automotive industry in general typically declines over the summer season, while sales  are generally higher in the fourth quarter and sprint time, especially from October to December and from March to April each year. Our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. Also, any unusually severe weather conditions in some markets may impact demand for our vehicles.

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

●   To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
● Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
● Distribution of cash dividends	Up to US$0.05 per ADS held
● Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
● Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
● Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
● Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

Holders of our ADSs will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

●	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).
●	Expenses incurred for converting foreign currency into U.S. dollars.
●	Expenses for cable, telex and fax transmissions and for delivery of securities.
●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).
●	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.
●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.
●	Any applicable fees and penalties thereon.

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

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as the depositary, has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. In 2019, we received an after-tax reimbursement payment of US$8,078,000 from the depositary.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File number: 333-226822) in relation to the initial public offering of 160,000,000 ADSs representing 160,000,000 of our Class A ordinary shares, at an initial offering price of US$6.26 per ADS. Our initial public offering closed in September 2018. Morgan Stanley & Co. LLC, Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, and UBS Securities LLC were the representatives of the underwriters for our initial public offering. Counting in the ADSs sold upon the exercise of the over-allotment option by our underwriters, we offered and sold 184,000,000 ADSs and received net proceeds of approximately US$1,099.1 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The registration statement was declared effective by the SEC on September 11, 2018. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$46.7 million, which included US$40.1 million in underwriting discounts and commissions for the initial public offering and approximately US$6.7 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. We have used up the proceeds from our initial public offering .

ITEM 15.        CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all potential misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2019 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was ineffective as of December 31, 2019 because of the material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness in our internal control over financial reporting identified as of December 31, 2019 was that we do not have sufficient competent financial reporting and accounting personnel with an appropriate understanding of U.S. GAAP to (i) design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issues and (ii) prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC.

We have implemented and plan to implement a number of measures to address the material weakness. We have established clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues. Furthermore, we plan to expedite and streamline our reporting process and develop our compliance process, including: (i) hiring more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and setting up a financial and system control framework, (ii) implementing regular and consistent U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, and (iv) enhancing our internal audit function. However, we cannot assure you that we will be able to continue implementing these measures in the future, or that we will not identify additional material weaknesses in the future.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2019, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2018	2019
	(in thousands of RMB)
Audit fees(1)	11,906	8,500
Tax fees(2)	2,805	1,747
Other fees(3)	3,251	1,608
Total	17,962	11,855

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditors for the audits of our annual financial statements and the quarterly reviews of our condensed consolidated financial information, including audit fees relating to our initial public offering in 2018.
(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal external auditors for tax compliance, tax advice, and tax planning.
(3)	“All other fees” means the aggregate fees billed for professional services rendered by our principal external auditors associated with other advisory services.

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

Pursuant to Sections 303A.01, 303A.04, 303A.05 and 303A.07 of the New York Stock Exchange Listed Company Manual, a company listed on the New York Stock Exchange must have a majority of independent directors, a nominating and corporate governance committee composed entirely of independent directors, a compensation committee composed entirely of independent directors and an audit committee with a minimum of three members. We currently follow our home country practice in lieu of these requirements. We may also continue to rely on these and other exemptions available to foreign private issuers in the future. See “Item 3. Key Information—D. Risk Factors—Risks relating to our ADSs and Trading Market—Our shareholders may face difficulties in protecting their interests, and ability to protect their rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

Other than the home country practice described above, we are not aware of any significant differences between our corporate governance practices and those followed by U.S. domestic companies under the NYSE corporate governance listing standards.

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

2.5*	Description of American Depositary Shares of the Registrant
2.6*	Description of Class A ordinary shares of the Registrant
4.1

2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.2

2016 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.3

2017 Share Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.4

2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.5

Form of Indemnification Agreement, between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.6†

English translation of Manufacture Cooperation Agreement, dated as of May 23, 2016, between the registrant and Anhui Jianghuai Automobile Co., Ltd. (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.7

Form of Employment Agreement, between the Registrant and its executive officers (Non-PRC citizens) (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.8

Form of Employment Agreement, between the Registrant and its executive officers (PRC citizens) (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.9

Employment Agreement and Severance Agreement, between the Registrant and Padmasree Warrior, dated as of November 23, 2015 and December 16, 2015, respectively (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.10

English translation of Power of Attorney, dated as of April 19, 2018, among shareholders of Shanghai Anbin, Shanghai Anbin and NIO Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.11

English translation of Loan Agreements, dated as of April 19, 2018, among shareholders of Shanghai Anbin, Shanghai Anbin and NIO Co., Ltd. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.12

English translation of Equity Interest Pledge Agreements, dated as of April 19, 2018, among shareholders of Shanghai Anbin, Shanghai Anbin and NIO Co., Ltd. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.13

English translation of Exclusive Business Cooperation Agreements, dated as of April 19, 2018, among shareholders of Shanghai Anbin, Shanghai Anbin and NIO Co., Ltd. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.14

English translation of Exclusive Option Agreements, dated as of April 19, 2018, among shareholders of Shanghai Anbin, Shanghai Anbin and NIO Co., Ltd. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.15

English translation of Power of Attorney, dated as of April 19, 2018, among shareholders of Beijing NIO, Beijing NIO and NIO Co., Ltd. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.16

English translation of Loan Agreements, dated April 19, 2018, among shareholders of Beijing NIO, Beijing NIO and NIO Co., Ltd. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.17

English translation of Equity Interest Pledge Agreements, dated as of April 19, 2018, among shareholders of Beijing NIO, Beijing NIO and NIO Co., Ltd. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.18

English translation of Exclusive Business Cooperation Agreements, dated as of April 19, 2018, among shareholders of Beijing NIO, Beijing NIO and NIO Co., Ltd. (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.19

English translation of Exclusive Option Agreements, dated as of April 19, 2018, among shareholders of Beijing NIO, Beijing NIO and NIO Co., Ltd. (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.20

Indenture, dated as of February 4, 2019, by and between the Registrant, as issuer, and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.22 to the Company’s Report on Form 20-F (File No. 001-38638), as amended, initially filed with the SEC on April 2, 2019)

4.21

Form of 4.50% Convertible Senior Notes due 2024 (included in Exhibit 4.22) (incorporated herein by reference to Exhibit 4.22 to the Company’s Report on Form 20-F (File No. 001-38638), as amended, initially filed with the SEC on April 2, 2019)

4.22

Deposit Agreement for Restricted Securities, dated as of February 4, 2019, among the Registrant, Deutsche Bank Trust Company Americas, as the depositary, and all holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.24 to the Company’s Report on Form 20-F (File No. 001-38638), as amended, initially filed with the SEC on April 2, 2019)

4.23*†	English translation of NIO ES6 Manufacture Cooperation Agreement, dated as of April 30, 2019, between the registrant and Anhui Jianghuai Automobile Co., Ltd.
4.24*†	English translation of NIO Fury (EC6) Manufacture Cooperation Agreement, dated as of March 10, 2020, between the registrant and Anhui Jianghuai Automobile Co., Ltd.
4.25*	Convertible Notes Subscription Agreement, dated September 4, 2019, between the Registrant and Huang River Investment Limited
4.26*	Convertible Notes Subscription Agreement, dated September 4, 2019, between the Registrant and Serene View Investment Limited
4.27*	Form of 0% Convertible Senior Notes due 2020 (included in Exhibit 4.25)
4.28*	Form of 0% Convertible Senior Notes due 2022 (included in Exhibit 4.25)
4.29*

Indenture, dated as of February 10, 2020, among the Registrant, The Bank of New York Mellon, London Branch, as trustee, The Bank of New York Mellon, London Branch, as paying agent and conversion agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as registrar and transfer agent

4.30*	Form of 0% Convertible Senior Notes due 2021 (included in Exhibit 4.29)
4.31*

Indenture, dated as of February 19, 2020, among the Registrant, The Bank of New York Mellon, London Branch, as trustee, The Bank of New York Mellon, London Branch, as paying agent and conversion agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as registrar and transfer agent

4.32*	Form of 0% Convertible Senior Notes due 2021 (included in Exhibit 4.31)
4.33*

Indenture, dated as of March 11, 2020, among the Registrant, The Bank of New York Mellon, London Branch, as trustee, The Bank of New York Mellon, London Branch, as paying agent and conversion agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as registrar and transfer agent

4.34*	Form of 0% Convertible Senior Notes due 2021 (included in Exhibit 4.33)
4.35*

English translation of Investment Agreement, dated April 29, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, NIO Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto.

4.36*

English translation of Shareholders’ Agreement, dated April 29, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, NIO Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto.

8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP
15.2*	Consent of Han Kun Law Offices
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*     Filed herewith.

**   Furnished herewith.

†      Confidential treatment has been requested for certain portions of this exhibit pursuant to Rule 406 under the Securities Act and Division of Corporation Finance Staff Legal Bulletin No. 1. In accordance with Rule 406 and Staff Legal Bulletin No. 1, these confidential portions have been omitted and filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NIO Inc.

	By:	/s/ Bin Li
Name: Bin Li
Title: Chairman of the Board of Directors and Chief Executive Officer

Date: May 14, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NIO Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of NIO Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, of shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America (“US GAAP”). Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to the lack of sufficient competent financial reporting and accounting personnel with an appropriate understanding of US GAAP.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2019 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Going Concern Assessment

As described in Note 1 to the consolidated financial statements, the Company prepared its consolidated financial statements on a going concern basis, and management has concluded that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they become due for the next twelve months from the date of issuance of the consolidated financial statements. For the years ended December 31, 2017, 2018 and 2019, the Company incurred net losses of RMB 5.0 billion, RMB 9.6 billion and RMB11.3 billion, respectively, with net cash used in operating activities of RMB 4.6 billion, RMB 7.9 billion and RMB 8.7 billion, respectively. As of December 31, 2018 and 2019, accumulated deficit amounted to RMB 35.0 billion and RMB 46.3 billion, respectively. As of December 31, 2019, the Company’s total shareholders’ deficit was RMB 6.3 billion and the current liabilities exceeded the current assets in the amount of RMB 4.6 billion. These adverse conditions and events, before consideration of management’s plans, raised substantial doubt about the Company’s ability to continue as a going concern. Management’s plans to mitigate the adverse conditions and events include a business plan with forecasted cash flows covering the next twelve months from the date of issuance of the consolidated financial statements and the consummation of an external financing project.

The principal consideration for our determination that performing procedures relating to the Company’s going concern assessment is a critical audit matter is there was significant judgment by management when preparing the business plan with forecasted cash flows and the consummation of an external financing project included in the going concern assessment, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s business plan with forecasted cash flows and the consummation of an external financing project.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to management’s going concern assessment. These procedures also included, among others, testing management’s process for preparing the business plan with forecasted cash flows and the consummation of an external financing project included in the going concern assessment; testing the completeness, accuracy, and relevance of underlying data used; and evaluating the reasonableness of the assumptions included in the forecasted cash flows used by management in their business plan. Evaluating the forecasted cash flows involved evaluating whether the underlying assumptions were reasonable considering (i) the Company’s current and past performance, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. The evaluation of management’s going concern assessment also included assessing the level of certainty in the consummation of the external financing project.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

May 14, 2020

We have served as the Company’s auditor since 2015.

NIO INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	3,133,847	862,839	123,939
Restricted cash	57,012	82,507	11,851
Short-term investment	5,154,703	111,000	15,944
Trade receivable	756,508	1,352,093	194,216
Amounts due from related parties	88,066	50,783	7,295
Inventory	1,465,239	889,528	127,773
Prepayments and other current assets	1,514,257	1,579,258	226,846
Total current assets	12,169,632	4,928,008	707,864
Non-current assets:
Long-term restricted cash	33,528	44,523	6,395
Property, plant and equipment, net	4,853,157	5,533,064	794,775
Intangible assets, net	3,470	1,522	219
Land use rights, net	213,662	208,815	29,994
Long-term investments	148,303	115,325	16,565
Amounts due from related parties	7,970	—	—
Right-of-use assets - operating lease	—	1,997,672	286,948
Other non-current assets	1,412,830	1,753,100	251,817
Total non-current assets	6,672,920	9,654,021	1,386,713
Total assets	18,842,552	14,582,029	2,094,577
LIABILITIES
Current liabilities:
Short-term borrowings	1,870,000	885,620	127,211
Trade payable	2,869,953	3,111,699	446,968
Amounts due to related parties	219,583	309,729	44,490
Taxes payable	51,317	43,986	6,318
Current portion of operating lease liabilities	—	608,747	87,441
Current portion of long-term borrowings	198,852	322,436	46,315
Accruals and other liabilities	3,383,681	4,216,641	605,682
Total current liabilities	8,593,386	9,498,858	1,364,425
Non-current liabilities:
Long-term borrowings	1,168,012	7,154,798	1,027,722
Non-current operating lease liabilities	—	1,598,372	229,592
Other non-current liabilities	930,812	1,151,813	165,448
Total non-current liabilities	2,098,824	9,904,983	1,422,762
Total liabilities	10,692,210	19,403,841	2,787,187
Commitments and contingencies (Note 28)

NIO INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
			Note 2(e)
MEZZANINE EQUITY
Redeemable non-controlling interests	1,329,197	1,455,787	209,111
Total mezzanine equity	1,329,197	1,455,787	209,111
SHAREHOLDERS’ EQUITY/(DEFICIT)
Class A Ordinary Shares (US$0.00025 par value; 2,500,000,000 and 2,500,000,000 shares authorized; 777,200,790 and 786,937,655 shares issued; 770,268,810 and 783,942,438 shares outstanding as of December 31, 2018 and 2019, respectively)	1,329	1,347	194
Class B Ordinary Shares (US$0.00025 par value; 132,030,222 and 132,030,222 shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively)	226	226	32
Class C Ordinary Shares (US$0.00025 par value; 148,500,000 and 148,500,000 shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively)	254	254	36
Less: Treasury shares (6,931,980 and 2,995,217 shares as of December 31, 2018 and 2019, respectively)	(9,186)	—	—
Additional paid in capital	41,918,936	40,227,856	5,778,370
Accumulated other comprehensive loss	(34,708)	(203,048)	(29,166)
Accumulated deficit	(35,039,810)	(46,326,321)	(6,654,360)

Total NIO Inc. shareholders’ equity/(deficit)	6,837,041	(6,299,686)	(904,894)

Non-controlling interests	(15,896)	22,087	3,173

Total shareholders’ equity/(deficit)	6,821,145	(6,277,599)	(901,721)

Total liabilities, mezzanine equity and shareholders’ equity	18,842,552	14,582,029	2,094,577

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				Note 2(e)
Revenues:
Vehicle sales	—	4,852,470	7,367,113	1,058,220
Other sales	—	98,701	457,791	65,758
Total revenues	—	4,951,171	7,824,904	1,123,978
Cost of sales:
Vehicle sales	—	(4,930,135)	(8,096,035)	(1,162,923)
Other sales	—	(276,912)	(927,691)	(133,254)
Total cost of sales	—	(5,207,047)	(9,023,726)	(1,296,177)
Gross loss	—	(255,876)	(1,198,822)	(172,199)
Operating expenses:
Research and development	(2,602,889)	(3,997,942)	(4,428,580)	(636,126)
Selling, general and administrative	(2,350,707)	(5,341,790)	(5,451,787)	(783,100)
Total operating expenses	(4,953,596)	(9,339,732)	(9,880,367)	(1,419,226)
Loss from operations	(4,953,596)	(9,595,608)	(11,079,189)	(1,591,425)
Interest income	18,970	133,384	160,279	23,023
Interest expenses	(18,084)	(123,643)	(370,536)	(53,224)
Share of losses of equity investees	(5,375)	(9,722)	(64,478)	(9,262)
Investment income	3,498	—	—	—
Other (loss)/income, net	(58,681)	(21,346)	66,160	9,503
Loss before income tax expense	(5,013,268)	(9,616,935)	(11,287,764)	(1,621,385)
Income tax expense	(7,906)	(22,044)	(7,888)	(1,133)
Net loss	(5,021,174)	(9,638,979)	(11,295,652)	(1,622,518)
Accretion on convertible redeemable preferred shares to redemption value	(2,576,935)	(13,667,291)	—	—
Accretion on redeemable non-controlling interests to redemption value	—	(63,297)	(126,590)	(18,184)
Net loss attributable to non-controlling interests	36,440	41,705	9,141	1,313
Net loss attributable to ordinary shareholders of NIO Inc.	(7,561,669)	(23,327,862)	(11,413,101)	(1,639,389)
Net loss	(5,021,174)	(9,638,979)	(11,295,652)	(1,622,518)
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax	(124,374)	(20,786)	(168,340)	(24,181)
Total other comprehensive loss	(124,374)	(20,786)	(168,340)	(24,181)
Total comprehensive loss	(5,145,548)	(9,659,765)	(11,463,992)	(1,646,699)
Accretion on convertible redeemable preferred shares to redemption value	(2,576,935)	(13,667,291)	—	—
Accretion on redeemable non-controlling interests to redemption value	—	(63,297)	(126,590)	(18,184)
Net loss attributable to non-controlling interests	36,440	41,705	9,141	1,313
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(7,686,043)	(23,348,648)	(11,581,441)	(1,663,570)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	21,801,525	332,153,211	1,029,931,705	1,029,931,705
Net loss per share attributable to ordinary shareholders
Basic and diluted	(346.84)	(70.23)	(11.08)	(1.59)
Weighted average number of ADS used in computing net loss per ADS
Basic and diluted	—	332,153,211	1,029,931,705	1,029,931,705
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	—	(70.23)	(11.08)	(1.59)

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data)

						Accumulated
					Additional	Other		Total	Non-
	Ordinary Shares		Treasury Shares		Paid in	Comprehensive	Accumulated	Shareholders’	Controlling	Total (Deficit)/
	Shares	Par Value	Shares	Amount	Capital	Income/(Loss)	Deficit	Deficit	Interests	Equity
Balance as of December 31, 2016	32,003,810	52	(14,230,351)	(9,186)	70,850	110,452	(4,076,945)	(3,904,777)	(11,583)	(3,916,360)
Accretion on Series A-1 and A-2 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(2,205,227)	(2,205,227)	—	(2,205,227)
Accretion on Series A-3 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(120,451)	(120,451)	—	(120,451)
Accretion on Series B convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(40,011)	(40,011)	—	(40,011)
Accretion on Series C convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(56,283)	(56,283)	—	(56,283)
Accretion on Series D convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(154,963)	(154,963)	—	(154,963)
Grant of restricted shares	2,000,000	3	(2,000,000)	—	—	—	—	3	—	3
Exercise of share options	2,723,540	5	—	—	6,207	—	—	6,212	—	6,212
Vesting of restricted shares	—	—	3,353,344	—	24,723	—	—	24,723	—	24,723
Vesting of share options	—	—	—	—	30,127	—	—	30,127	—	30,127
Capital injection by non-controlling interests	—	—	—	—	—	—	—	—	13,376	13,376
Acquisition of additional interests in subsidiaries from non-controlling interests	—	—	—	—	—	—	(73,334)	(73,334)	45,956	(27,378)
Foreign currency translation adjustment	—	—	—	—	—	(124,374)	—	(124,374)	—	(124,374)
Net loss	—	—	—	—	—	—	(4,984,734)	(4,984,734)	(36,440)	(5,021,174)
Balance as of December 31, 2017	36,727,350	60	(12,877,007)	(9,186)	131,907	(13,922)	(11,711,948)	(11,603,089)	11,309	(11,591,780)

NIO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data)

						Accumulated
					Additional	Other		Total	Non-
	Ordinary Shares		Treasury Shares		Paid in	Comprehensive	Accumulated	Shareholders’	Controlling	Total (Deficit)/
	Shares	Par Value	Shares	Amount	Capital	Loss	Deficit	(Deficit)/Equity	Interests	Equity
Balance as of December 31, 2017	36,727,350	60	(12,877,007)	(9,186)	131,907	(13,922)	(11,711,948)	(11,603,089)	11,309	(11,591,780)
Accretion on Series A‑1 and A‑2 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(7,091,163)	(7,091,163)	—	(7,091,163)
Accretion on Series A‑3 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(565,979)	(565,979)	—	(565,979)
Accretion on Series B convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(2,417,979)	(2,417,979)	—	(2,417,979)
Accretion on Series C convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(2,375,943)	(2,375,943)	—	(2,375,943)
Accretion on Series D convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(1,216,227)	(1,216,227)	—	(1,216,227)
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	—	—	(63,297)	(63,297)	—	(63,297)
Issuance of ordinary shares	184,000,000	315	—	—	7,526,681	—	—	7,526,996	—	7,526,996
Conversion of preferred shares	821,378,518	1,408	—	—	33,724,621	—	—	33,726,029	—	33,726,029
Exercise of share options	16,026,060	27	(2,176,570)	—	42,224	—	—	42,251	—	42,251
Vesting of restricted shares	—	—	7,720,681	—	56,183	—	—	56,183	—	56,183
Vesting of share options	—	—	—	—	437,320	—	—	437,320	—	437,320
Grant of restricted shares	509,001	1	(509,001)	—	—	—	—	1	—	1
Cancellation of restricted shares	(909,917)	(2)	909,917	—	—	—	—	(2)	—	(2)
Capital injection by non-controlling interests	—	—	—	—	—	—	—	—	14,500	14,500
Foreign currency translation adjustment	—	—	—	—	—	(20,786)	—	(20,786)	—	(20,786)
Net loss	—	—	—	—	—	—	(9,597,274)	(9,597,274)	(41,705)	(9,638,979)
Balance as of December 31, 2018	1,057,731,012	1,809	(6,931,980)	(9,186)	41,918,936	(34,708)	(35,039,810)	6,837,041	(15,896)	6,821,145

NIO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data)

						Accumulated
					Additional	Other		Total	Non-
	Ordinary Shares		Treasury Shares		Paid in	Comprehensive	Accumulated	Shareholders’	Controlling	Total (Deficit)/
	Shares	Par Value	Shares	Amount	Capital	Loss	Deficit	(Deficit)/Equity	Interests	Equity
Balance as of December 31, 2018	1,057,731,012	1,809	(6,931,980)	(9,186)	41,918,936	(34,708)	(35,039,810)	6,837,041	(15,896)	6,821,145
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	(126,590)	—	—	(126,590)	—	(126,590)
Purchase of capped call options and zero-strike call options in connection with issuance of convertible senior notes	—	—	—	—	(1,939,567)	—	—	(1,939,567)	—	(1,939,567)
Exercise of share options	12,775,127	22	—	—	50,768	—	—	50,790	—	50,790
Vesting of restricted shares	—	—	1,636,001	—	3,802	—	—	3,802	—	3,802
Vesting of share options	—	—	—	—	329,693	—	—	329,693	—	329,693
Cancellation of restricted shares	(3,038,262)	(4)	2,300,762	9,186	(9,186)	—	—	(4)	—	(4)
Capital injection by non-controlling interests	—	—	—	—	—	—	—	—	47,124	47,124
Foreign currency translation adjustment	—	—	—	—	—	(168,340)	—	(168,340)	—	(168,340)
Net loss	—	—	—	—	—	—	(11,286,511)	(11,286,511)	(9,141)	(11,295,652)
Balance as of December 31, 2019	1,067,467,877	1,827	(2,995,217)	—	40,227,856	(203,048)	(46,326,321)	(6,299,686)	22,087	(6,277,599)

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(5,021,174)	(9,638,979)	(11,295,652)	(1,622,518)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	167,858	474,223	998,938	143,488
Allowance against receivables	—	—	108,459	15,579
Write-downs of inventory	—	—	10,427	1,498
Impairment on property, plant and equipment	—	—	75,278	10,813
Foreign exchange loss	49,503	36,597	13,876	1,993
Share-based compensation expenses	90,296	679,468	333,495	47,903
Investment income	(3,498)	—	—	—
Gain from disposal of an equity investee	—	—	(40,722)	(5,849)
Share of losses of equity investee	5,375	9,722	64,478	9,262
Loss on disposal of property, plant and equipment	6,192	21,547	50,845	7,303
Amortization of right-of-use assets	—	—	522,035	74,986
Changes in operating assets and liabilities:
Prepayments and other current assets	(404,762)	(811,138)	(58,728)	(8,437)
Inventory	(89,464)	(1,375,862)	569,163	81,755
Other non-current assets	(66,698)	(657,986)	(243,936)	(35,039)
Taxes payable	9,650	21,398	(7,948)	(1,142)
Trade receivable	—	(756,508)	(681,556)	(97,899)
Trade payable	—	2,827,144	116,527	16,738
Long-term receivables	—	(574,677)	(83,021)	(11,925)
Operating lease liabilities	—	—	(345,323)	(49,603)
Non-current deferred revenue	—	193,524	102,391	14,708
Accruals and other liabilities	603,374	1,348,622	848,361	121,860
Other non-current liabilities	78,629	291,137	220,907	31,731
Net cash used in operating activities	(4,574,719)	(7,911,768)	(8,721,706)	(1,252,795)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets	(1,113,893)	(2,643,964)	(1,706,787)	(245,165)
Purchases of short-term investments	—	(8,090,703)	(2,202,762)	(316,407)
Proceeds from sale of short-term investments	—	2,936,000	7,246,465	1,040,890
Purchase of held for trading securities	(1,337,413)	—	—	—
Sale of held for trading securities	1,340,911	—	—	—
Loan to related parties	—	(65,342)	—	—
Loan repayment from related parties	—	34,066	—	—
Acquisitions of equity investees	(52,500)	(110,900)	(31,500)	(4,525)
Acquisition of additional interests in subsidiaries from non-controlling interests	(27,378)	—	—	—
Proceeds from disposal of an equity investee	—	—	76,653	11,011
Net cash provided by/(used) in investing activities	(1,190,273)	(7,940,843)	3,382,069	485,804
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	6,207	42,251	50,790	7,296
Proceeds from issuance of series A convertible redeemable preferred shares, net of issuance costs	273,686	—	—	—
Proceeds from issuance of series B convertible redeemable preferred shares, net of issuance costs	240,066	—	—	—
Proceeds from issuance of series C convertible redeemable preferred shares, net of issuance costs	4,398,313	—	—	—
Proceeds from collection of receivable from a holder of Series D convertible redeemable preferred shares	7,314,387	78,651	—	—
Capital injection from non-controlling interests	13,376	14,500	—	—
Deposit from non-controlling interest	—	47,124	—	—
Proceeds from issuance of redeemable non-controlling interests	—	1,265,900	—	—
Repayment of non-recourse loan	—	82,863	—	—
Repurchase of restricted shares	—	(7,490)	—	—
Principal payments on finance leases	—	—	(43,916)	(6,308)
Proceeds from issuance of convertible promissory note	312,624	—	4,322,457	620,882
Repayment of convertible promissory note	(325,013)	—	—	—
Proceeds from borrowings	633,688	2,668,461	1,376,580	197,733
Repayments of borrowings	—	(120,205)	(2,610,958)	(375,041)
Proceeds from issuance of ordinary share, net	—	7,531,037	—	—
Net cash provided by financing activities	12,867,334	11,603,092	3,094,953	444,562
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(168,120)	(56,947)	10,166	1,460
NET INCREASE/(DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	6,934,222	(4,306,466)	(2,234,518)	(320,969)
Cash, cash equivalents and restricted cash at beginning of the year	596,631	7,530,853	3,224,387	463,154
Cash, cash equivalents and restricted cash at end of the year	7,530,853	3,224,387	989,869	142,185
NON-CASH INVESTING AND FINANCING ACTIVITIES
Issuance of series D convertible redeemable preferred shares	85,553	—	—	—
Acquisition of an equity investee	—	—	35,931	5,161
Accruals related to purchase of property and equipment	410,726	1,027,377	1,121,715	161,124
	496,279	1,027,377	1,157,646	166,285
Supplemental Disclosure
Interest paid	15,434	112,682	260,377	37,401
Income taxes paid	1,129	11,157	18,189	2,613

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

The Group designs and develops high-performance fully electric vehicles. It launched the first volume manufactured electric vehicle, the ES8, to the public in December 2017. The Group jointly manufactures its vehicles through strategic collaboration with other Chinese vehicle manufacturers. The Group also offers Energy and Service packages to its users. As of December 31, 2018 and 2019, its primary operations are conducted in the People’s Republic of China (“PRC”). The Group began to sell its first vehicles in June 2018. As of December 31, 2019, the Company’s principal subsidiaries and VIEs are as follows:

	Equity	Place and date of incorporation
Subsidiaries	interest held	or date of acquisition	Principal activities
NIO NextEV Limited (“NIO HK”) (formerly known as NextEV Limited)	100%	Hong Kong, February 2015	Investment holding
NIO GmbH (formerly known as NextEV GmbH)	100%	Germany, May 2015	Design and technology development
NIO Co., Ltd. (“NIO SH”) (formerly known as NextEV Co., Ltd.)	100%	Shanghai, PRC, May 2015	Headquarter and technology development
NIO USA, Inc. (“NIO US”) (formerly known as NextEV USA, Inc.)	100%	United States, November 2015	Technology development
XPT Limited (“XPT”)	100%	Hong Kong, December 2015	Investment holding
NIO Performance Engineering Limited ("NPE")	100%	United Kingdom, July 2019	Marketing and technology development
NIO Sport Limited (“NIO Sport”) (formerly known as NextEV NIO Sport Limited)	100%	Hong Kong, April 2016	Racing management
XPT Technology Limited (“XPT Technology”)	100%	Hong Kong, April 2016	Investment holding
XPT Inc. (“XPT US”)	100%	United States, April 2016	Technology development
XPT (Jiangsu) Investment Co., Ltd. (“XPT Jiangsu”)	100%	Jiangsu, PRC, May 2016	Investment holding
Shanghai XPT Technology Limited	100%	Shanghai, PRC, May 2016	Technology development
XPT (Nanjing) E-Powertrain Technology Co., Ltd. (“XPT NJEP”)	100%	Nanjing, PRC, July 2016	Manufacturing of E-Powertrain
XPT (Nanjing) Energy Storage System Co., Ltd. (“XPT NJES”)	100%	Nanjing, PRC, October 2016	Manufacturing of battery pack
NIO Power Express Limited (“PE HK)	100%	Hong Kong, January 2017	Investment holding
NextEV User Enterprise Limited (“UE HK”)	100%	Hong Kong, February 2017	Investment holding
Shanghai NIO Sales and Services Co., Ltd. (“UE CNHC”)	100%	Shanghai, PRC, March 2017	Investment holding and sales and after sales management
NIO Energy Investment (Hubei) Co., Ltd. (“PE CNHC”)	100%	Wuhan PRC, April 2017	Investment holding
Wuhan NIO Energy Co., Ltd. (“PE WHJV”)	100%	Wuhan, PRC, May 2017	Investment holding
XTRONICS (Nanjing) Automotive Intelligent Technologies Co. Ltd. (“XPT NJWL”)	50%	Nanjing, PRC, June 2017	Manufacturing of components
XPT (Jiangsu) Automotive Technology Co., Ltd. (“XPT AUTO”)	100%	Nanjing, PRC, May 2018	Investment holding

	Economic	Place and Date of incorporation
VIE and VIE’s subsidiaries	interest held	or date of acquisition
Prime Hubs Limited (“Prime Hubs”)	100%	BVI, October 2014
NIO Technology Co., Ltd. (“NIO SHTECH”) (formerly known as Shanghai NextEV Technology Co., Ltd.)	100%	Shanghai, PRC, November 2014
Beijing NIO Network Technology Co., Ltd. (“NIO BJTECH”)	100%	Beijing, PRC, July 2017
Shanghai Anbin Technology Co., Ltd. (“NIO ABTECH”)	100%	Shanghai, PRC, April 2018

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Variable interest entity

NIO SHTECH was established by Li Bin and Qin Lihong (the “Nominee Shareholders”) in November, 2014. In 2015, NIO SH, NIO SHTECH, and the Nominee Shareholders of NIO SHTECH entered into a series of contractual agreements, including a loan agreement, an equity pledge agreement, exclusive call option agreement and power of attorney that irrevocably authorized the Nominee Shareholders designated by NIO SH to exercise the equity owner’s rights over NIO SHTECH. These agreements provide the Company, as the only shareholder of NIO SH, with effective control over NIO SHTECH to direct the activities that most significantly impact NIO SHTECH’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from NIO SHTECH. Management concluded that NIO SHTECH is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of NIO SHTECH and shall consolidate the financial results of NIO SHTECH in the Group’s consolidated financial statements. In April 2018, the above mentioned contractual agreements were terminated. On the same date, NIO SHTECH became a subsidiary wholly owned by NIO ABTECH, who also became a VIE of the Group on that day. As of December 31, 2018 and 2019, NIO SHTECH did not have significant operations, nor any material assets or liabilities.

In October 2014, Prime Hubs, a British Virgin Islands (“BVI”) incorporated company and a consolidated variable interest entity of the Group, was established by the shareholders of the Group to facilitate the adoption of the Company’s employee stock incentive plans. The Company entered into a management agreement with Prime Hubs and Li Bin. The agreement provides the company with effective control over Prime Hubs and enables the Company to obtain substantially all of the economic benefits arising from Prime Hubs. As of December 31, 2018 and 2019, Prime Hubs held 4,250,002 Class A Ordinary Shares and 4,250,002 Class A Ordinary Shares of the Company, respectively.

In April 2018, NIO SH entered into a series of contractual arrangements with the Nominee Shareholders as well as NIO ABTECH and NIO BJTECH separately, each including a loan agreement, an equity pledge agreement, exclusive call option agreement and power of attorney that irrevocably authorized the Nominee Shareholders designated by NIO SH to exercise the equity owner’s rights over NIO ABTECH and NIO BJTECH. These agreements provide the Company, as the only shareholder of NIO SH, with effective control over NIO ABTECH and NIO BJTECH to direct the activities that most significantly impact their economic performance and enable the Company to obtain substantially all of the economic benefits arising from them. Management concluded that NIO ABTECH and NIO BJTECH are variable interest entities of the Company and the Company is the ultimate primary beneficiary of them and shall consolidate the financial results of NIO ABTECH and NIO BJTECH in the Group’s consolidated financial statements. As of December 31, 2019, NIO ABTECH and NIO BJTECH did not have significant operations, nor any material assets or liabilities.

Liquidity and Going Concern

The Group’s consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB5.0 billion, RMB9.6 billion and RMB11.3 billion for the years ended December 31, 2017, 2018 and 2019, respectively. Accumulated deficit amounted to RMB35.0 billion and RMB46.3 billion as of December 31, 2018 and 2019, respectively. Net cash used in operating activities was RMB4.6 billion, RMB7.9 billion and RMB8.7 billion for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, the Group’s total shareholders’ deficit was RMB6.3 billion and the current liabilities exceeded the current assets in the amount of RMB4.6 billion. The Group’s cash balance as of December 31, 2019 is not sufficient to meet its obligations or liabilities when they become due, nor is it adequate to provide the required working capital and liquidity for continuous operation over the next twelve months from the date of issuance of the consolidated financial statements.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

These adverse conditions and events indicate there could be substantial doubt about the Group’s ability to continue as a going concern. Management has developed plans to mitigate these adverse conditions and events which included a business plan covering the next twelve months from the date of issuance of the consolidated financial statements which considers the increase in revenue and optimizing operation efficiency to improve operating cash flows, the use of and the consummation of external financing projects since the Group’s operation has historically depended on, and will continue to depend on its capability to obtain sufficient external equity or debt financing. As described in Note 29, on April 29, 2020, the Group entered into a definitive agreement with several third party investors who are committed to invest in a subsidiary of the Group with a total cash consideration of RMB 7 billion. In addition, as of the date of issuance of the consolidated financial statements, the Company had unused loan facilities of RMB 1.5 billion with respective expiration dates between June 2020 and May 2022. Management believes that funds from the equity financing and available loan facilities will be sufficient to support the Group’s continuous operations and the Group will be able to meet its payment obligations when liabilities fall due within the next twelve months from the date of issuance of these consolidated financial statements. Accordingly, management continues to prepare the Group’s consolidated financial statements on going concern basis.

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

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition, the valuation and recognition of share-based compensation arrangements, depreciable lives of property, equipment and software, assessment for impairment of long-lived assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, valuation of deferred tax assets, recoverability of receivables,  warranty liabilities as well as redemption value of the convertible redeemable preferred shares. Actual results could differ from those estimates.

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

The financial statements of the Group’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive loss in the consolidated statements of comprehensive gain or loss, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive loss in the consolidated statements of shareholders’ (deficit)/equity. Total foreign currency translation adjustment losses were RMB124,374, RMB20,786 and RMB168,340 for the years ended December 31, 2017, 2018 and 2019, respectively. The grant-date fair value of the Group’s share-based compensation expenses is reported in US$ as the respective valuation is conducted in US$ as the shares are denominated in US$.

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2019 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.9618, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2019. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, trade receivable, amounts due from related parties, prepayments and other current assets, long-term investments, trade payable, amounts due to related parties, short-term borrowings, taxes payable, accruals and other liabilities, long-term receivables and long-term borrowings. As of December 31, 2018 and 2019, the carrying values of these financial instruments are approximated to their fair values due to the short-term maturity of these instruments   except for long-term receivables, long-term borrowings and certain investments which are carried at fair value at each balance sheet date. Certain long-term investments in equity investees classified within Level 3 are valued based on a model utilizing unobservable inputs which require significant management judgment and estimation.

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

Restricted cash is restricted to withdrawal for use or pledged as security is reported separately on the face of the Consolidated Balance Sheets. The Group’s restricted cash mainly represents (a) the secured deposits held in designated bank accounts for issuance of bank credit card; (b) time deposit that are pledged for property lease.

Cash, cash equivalents and restricted cash as reported in the consolidated statement of cash flows are presented separately on our consolidated balance sheet as follows:

	December 31,	December 31,	December 31
	2017	2018	2019
Cash and cash equivalents	7,505,954	3,133,847	862,839
Restricted cash	10,606	57,012	82,507
Long-term restricted cash	14,293	33,528	44,523
Total	7,530,853	3,224,387	989,869

(h) Short-term investment

Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year and investments in money market funds  and financial products issued by banks. As of December 31, 2018 and 2019, the investment in fixed deposits that were recorded as short-term investments amounted to RMB5,154,703 and RMB111,000, respectively, among which, RMB1,775,000 and RMB96,000 were restricted as collateral for bank borrowings and letter of guarantee  as of December 31, 2018 and 2019 respectively.

(i) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily include amounts of vehicle sales in relation of government subsidy to be collected from government on behalf of customers, current portion of battery installment and receivables due from vehicle users. The Group provides an allowance against accounts receivable when there is doubt as to the collectability of individual balances. The Group writes off accounts receivable when they are deemed uncollectible. Allowance for doubtful accounts recognized for the years ended December 31, 2017, 2018 and 2019 was nil, nil and RMB85,824, respectively.

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

(k) Trading securities

Trading securities are comprised of bonds and are all designated as trading securities as they have been acquired principally for the purpose of selling in the near term. They are recognized on the trade date, when the Group enters into contractual arrangements with counterparties, and are normally derecognized when sold. They are initially measured at fair value, with transaction costs taken to the Statements of Comprehensive Loss.Subsequent changes in their fair values and interest are recognized in the Statements of Comprehensive Loss.

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

(n) Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are 536 months representing the shorter of the estimated usage periods or the terms of the agreements.

(o) Long-term investments

The Group’s long-term investments include equity investments in entities. Investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments—Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investments at fair value. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The carrying value of the Group’s long-term investments measured under equity method was RMB148,303 and RMB115,325 as of December 31, 2018 and 2019, respectively. No impairment charge was recognized for the years ended December 31, 2017, 2018 and 2019.

(p) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charge recognized for the years ended December 31, 2017, 2018 and 2019  was nil, nil and RMB75,278, respectively.

(q) Warranty liabilities

The Company accrues a warranty reserve for all new vehicles sold by the Company, which includes the Company's best estimate of the projected costs to repair or replace items under warranties. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Company's relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve when the Company accumulates more actual data and experience in the future.

The portion of the warranty reserve expected to be incurred within the next 12 months is included within accruals and other liabilities, while the remaining balance is included within other non-current liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of cost of revenues in the consolidated statements of comprehensive loss.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The following table shows a reconciliation in the current reporting period related to carried-forward warranty liabilities.

	For the Year Ended December 31
	2017	2018	2019
Warranty – beginning of year	—	—	177,293
Provision for warranty	—	179,766	283,647
Warranty costs incurred	—	(2,473)	(48,936)

Warranty– end of year	—	177,293	412,004

(r) Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

●	provides all of the benefits received and consumed simultaneously by the customer;
●	creates and enhances an asset that the customer controls as the Group performs; or
●	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

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

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The Group’s contract liabilities primarily resulted from the multiple performance obligations identified in the vehicle sales contract and the sales of Energy and Service Packages, which is recorded as deferred revenue and advance from customers. As of December 31, 2018 and 2019, the balances of contract liabilities from vehicle sales contracts were RMB99,128 and RMB96,827, respectively. As of December 31, 2018 and 2019, the balances of contract liabilities from the sales of Energy and Service Packages were RMB32,226 and RMB65,361, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Vehicle sales

The Group generates revenue from sales of electric vehicles, together with a number of embedded products and services through a series of contracts. The Group identifies the users who purchase the vehicle as its customers. There are multiple distinct performance obligations explicitly stated in a series of contracts including sales of vehicles, charging piles, vehicle internet connection services and extended lifetime warranty which are accounted for in accordance with ASC 606. The standard warranty provided by the Group is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when NIO transfers the control of vehicle to a user.

Customers only pay the amount after deducting the government subsidies to which they are entitled for the purchase of electric vehicles. The government subsidies are applied on their behalves and collected by the Group or Jianghuai Automobile Group Co., Ltd. (“JAC”) from the government. The Group has concluded that government subsidies should be considered as a part of the transaction price it charges the customers for the electric vehicle, as the subsidy is granted to the buyer of the electric vehicle and the buyer remains liable for such amount in the event the subsidies were not received by the Group. For efficiency reason, the Group or JAC applies and collects the payment on behalf  of the customers. In the instance that some eligible customer selects installment payment for battery, the Group believes such arrangement contains a significant financing component and as a result adjusts the amount considering the impact of time value on the transaction price using an appropriate discount rate (i.e. the interest rates of the loan reflecting the credit risk of the borrower). The long-term receivable of installment payment for battery was recognized as non-current assets. The difference between the gross receivable and the present value is recorded as unrealized finance income. Interest income resulting from a significant financing component will be presented separately from revenue from contracts with customers as this is not the Group’s ordinary business.

The Group uses a cost plus margin approach to determine the estimated standalone selling price for each individual distinct performance obligation identified, considering the Group’s pricing policies and practices, and the data utilized in making pricing decisions. The overall contract price is then allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The revenue for vehicle sales and charging piles are recognized at a point in time when the control of the product is transferred to the customer. For the vehicle internet connection service and free battery swapping service, the Group recognizes the revenue using a straight-line method. As for the extended lifetime warranty, given limited operating history and lack of historical data, the Group decides to recognize the revenue over time based on a straight-line method initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

As the consideration for the vehicle and all embedded services must be paid in advance, which means the payments received are prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the allocated amount regarding those unperformed obligations.

Sales of Energy and Service Packages

The Group also sells the two packages, Energy Package and Service Package in exchange of considerations. The Energy Package provides vehicle users with a comprehensive range of charging solutions (including charging and battery swapping). The energy service is applied by users on the mobile application depending on their needs and the Group can decide the most appropriate service to offer according to its available resource. Through the Service Package, the Group offers vehicle users with a “worry free” vehicle ownership experience (including free repair service with certain limitations, routine maintenance service, enhanced data package, etc.), which can be applied by user via mobile application.

The Group identifies the users who purchase Energy Package and Service Package meet the definition of a customer. The agreements for Energy Package and Service Package create legal enforceability to both parties on a monthly basis as the respective Energy or Service Packages can be canceled at any time without any penalty. The Group concludes the energy or service provided in Energy Package or Service Package respectively meets the stand-ready criteria and contains only one performance obligation within each package, the revenue is recognized over time on a monthly basis as customer simultaneously receives and consumes the benefits provided and the term of legally enforceable contract is only one month.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Incentives

The Group offers a self-managed customer loyalty program points, which can be used in the Group’s online store and at NIO houses to redeem NIO merchandise. The Group determines the value of each point based on estimated incremental cost. Customers and NIO fans and advocates have a variety of ways to obtain the points. The major accounting policy for its points program is described as follows:

(i) Sales of vehicle

The Group concludes the points offered linked to the purchase transaction of the vehicle is a material right and accordingly a separate performance obligation according to ASC 606, and should be taken into consideration when allocating the transaction price of the vehicle sales. The Group also estimates the probability of points redemption when performing the allocation. Since historical information does not yet exist for the Group to determine any potential points forfeitures and the fact that most merchandise can be redeemed without requiring a significant amount of points compared with the amount of points provided to users, the Group believes it is reasonable to assume all points will be redeemed and no forfeiture is estimated currently. The amount allocated to the points as separate performance obligation is recorded as contract liability (deferred revenue) and revenue should be recognized when future goods or services are transferred. The Group will continue to monitor when and if forfeiture rate data becomes available and will apply and update the estimated forfeiture rate at each reporting period.

(ii) Sales of Energy Package and Service Package

Energy Package—When the customers charge their vehicles without using the Group’s charging network, the Group will grant points based on the actual cost the customers incur. The Group records the value of the points as a reduction of revenue from the Energy Package.

Service Package-The Group grants points to the customers with safe driving record during the effective period of the service package. The Group records the value of the points as a reduction of revenue from the Service Package.

Since historical information is limited for the Group to determine any potential points forfeiture and most merchandise can be redeemed without requiring a significant amount of points compared with the amount of points provided to users, the Group has used an estimated forfeiture rate of zero.

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

For the years ended December 31, 2017, 2018 and 2019, the revenue portion allocated to the points as separate performance obligation was nil, RMB47,310 and RMB66,286, respectively, which is recorded as contract liability (deferred revenue). For the years ended December 31, 2017, 2018 and 2019, the total points recorded as a reduction of revenue was nil, RMB441 and RMB25,408,  respectively. For the years ended December 31, 2017, 2018 and 2019, the total points recorded as selling and marketing expenses were RMB16,460, RMB153,057 and RMB142,425, respectively.

As of December 31, 2018 and 2019, liabilities recorded related to unredeemed points were RMB143,868 and RMB178,666, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Practical expedients and exemptions

The Group follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that lifetime roadside assistance and out-of-town charging services are not performance obligations considering these two services are value-added services to enhance user experience rather than critical items for vehicle driving and forecasted that usage of these two services will be very limited. The Group also performs an estimation on the standalone fair value of each promise applying a cost plus margin approach and concludes that the standalone fair value of roadside assistance and out-of-town charging services are insignificant individually and in aggregate, representing less than 1% of vehicle gross selling price and aggregate fair value of each individual promise.

Considering the qualitative assessment and the result of the quantitative estimate, the Group concluded not to assess whether promises are performance obligations if they are immaterial in the context of the contract and the relative standalone fair value individually and in aggregate is less than 3% of the contract price, namely the road-side assistance and out-of-town charging services. Related costs are recognized as incurred.

(s) Cost of Sales

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

(t) Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and other compensation-related expenses to sales and marketing personnel. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2017, 2018 and 2019, advertising costs totalled RMB63,427, RMB218,060 and RMB230,061, respectively.

(u) Research and development expenses

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

(v) General and administrative expenses

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(w) Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB231,070, RMB517,787 and RMB553,523 for the years ended December 31, 2017, 2018 and 2019, respectively.

(x) Government grants

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

(y) Income taxes

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

The Group records liabilities related to uncertain tax positions when, despite the Group’s belief that the Group’s tax return positions are supportable, the Group believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. The Group did not recognize uncertain tax positions as of December 31, 2018 and 2019.

(z) Share-based compensation

The Company grants restricted shares and share options to eligible employees and non-employee consultants and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation and ASC 505-50 Equity-Based Payments to Non-Employees. There were no new grants to non-employee consultants after the effectiveness of ASU 2018-07-Compensation-stock compensation (Topic 718)-Improvements to nonemployee share-based payment accounting.

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

Before the completion of the Company's IPO, the fair value of the restricted shares was assessed using the income approaches / market approaches, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment required complex and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. Upon the completion of the IPO, the fair value of the restricted shares is based on the fair market value of the underlying ordinary shares on the date of grant. In addition, the binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions including the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of these awards was determined taking into account independent valuation advice.

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

(aa) Comprehensive income/(loss)

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

(ab) Leases

In February 2016, the FASB issued ASU No. 2016-02 (“ASC 842”), Leases, to require lessees to recognize all leases, with certain exceptions, on the balance sheet, while recognition on the statement of operations will remain similar to current lease accounting. Subsequently, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, ASU No. 2018-11, Targeted Improvements, ASU No. 2018-20, Narrow-Scope Improvements for Lessors, and ASU 2019-01, Codification Improvements, to clarify and amend the guidance in ASU No. 2016-02. ASC 842 eliminates real estate-specific provisions and modifies certain aspects of lessor accounting. This standard is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Group adopted ASC 842 as of January 1, 2019 using the additional transition method (“adoption of the new lease standard”). In addition, the Group elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed us to carry forward the historical determination of contracts as leases, lease classification and not reassess initial direct costs for historical lease arrangements. Accordingly, previously reported financial statements, including footnote disclosures, have not been recast to reflect the application of the new standard to all comparative periods presented. The finance lease classification under ASC 842 includes leases previously classified as capital leases under ASC 840.

Operating lease assets are included within right-of-use assets - operating lease, and the corresponding operating lease liabilities are included within operating lease liabilities on the consolidated balance sheet as of December 31, 2019. Finance lease assets are included within other non-current assets, and the corresponding finance lease liabilities are included within accruals and other liabilities for the current portion, and within other non-current liabilities on our consolidated balance sheet as of December 31, 2019.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Adoption of the new lease standard on January 1, 2019 had a material impact on the consolidated financial statements. The most significant impacts related to the 1) recognition of right-of-use assets of RMB2,023.8 million and lease liabilities of RMB2,102.2 million for operating leases on the consolidated balance sheet; 2) recognition of right-of-use assets of RMB5.6 million and lease liabilities of RMB7.7 million for finance leases on the consolidated balance sheet.

There was no impact to accumulated deficit at adoption.

The cumulative effect of the changes made to our consolidated balance sheet as of January 1, 2019 for the adoption of the new lease standard was as follows (in thousands):

		Adjustments
		from Adoption
	Balances at	of New Lease	Balances at
	December 31, 2018	Standard	January 1, 2019
Assets
Prepayments and other current assets	1,514,257	(90,074)	1,424,183
Property, plant and equipment, net	4,853,157	(5,563)	4,847,594
Right-of-use assets - operating lease	—	2,023,785	2,023,785
Other non-current assets	—	5,563	5,563
Liabilities
Current portion of operating lease liabilities	—	510,295	510,295
Accruals and other liabilities	3,383,681	(37,137)	3,346,544
Non-current operating lease liabilities	—	1,591,865	1,591,865
Other non-current liabilities	930,812	(131,312)	799,500

(ac) Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2017, 2018 and 2019.

(ad) Earnings/(Loss) per share

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

(ae) Segment reporting

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

3. Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU update on the measurement of credit losses for certain financial assets measured at amortized cost and available-for-sale debt securities. In April 2019, the FASB issued ASU 2019-04 "Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments." For financial assets measured at amortized cost, this update requires an entity to (1) estimate its lifetime expected credit losses upon recognition of the financial assets and establish an allowance to present the net amount expected to be collected, (2) recognize this allowance and changes in the allowance during subsequent periods through net income and (3) consider relevant information about past events, current conditions and reasonable and supportable forecasts in assessing the lifetime expected credit losses. For available-for-sale debt securities, this update made several targeted amendments to the existing other-than-temporary impairment model, including (1) requiring disclosure of the allowance for credit losses, (2) allowing reversals of the previously recognized credit losses until the entity has the intent to sell, is more-likely-than-not required to sell the securities or the maturity of the securities, (3) limiting impairment to the difference between the amortized cost basis and fair value and (4) not allowing entities to consider the length of time that fair value has been less than amortized cost as a factor in evaluating whether a credit loss exists. The Company adopted this update in the first quarter of 2020 and applied this update on a modified retrospective basis. The adoption did not have a material impact to the Company’s Consolidated Financial Statements.

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement," which eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of the FASB's disclosure framework project. The new guidance is effective for the fiscal years and interim reporting periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for the adoption of either the entire ASU or only the provisions that eliminate or modify the requirements. The Company is evaluating the effects, if any, of the adoption of this guidance on the fair value disclosure in the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact.

4. Concentration and Risks

(a) Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash and short-term investment. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2018 and 2019, all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. The PRC does not have an official deposit insurance program, nor does it have an agency similar to the Federal Deposit Insurance Corporation (FDIC) in the United States. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents and restricted cash are financially sound based on publicly available information.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(b) Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents and restricted cash denominated in RMB that are subject to such government controls amounted to RMB2,051,482 and RMB829,175 as of December 31, 2018 and 2019, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

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

5. Inventory

Inventory consists of the following:

	December 31,	December 31,
	2018	2019
Raw materials	696,005	510,990
Work in process	6,727	1,862
Finished Goods	723,591	291,116
Merchandise	38,916	95,987
Less: write-downs	—	(10,427)
Total	1,465,239	889,528

Raw materials primarily consist of materials for volume production as well as spare parts used for aftersales services.

Work in progress are mainly used for research and development of new models and will be expensed when incurred. Electric drive systems in production are also recorded as work in progress.

Finished goods include vehicles ready for transit at production factory, vehicles in transit to fulfill customer orders, new vehicles available for immediate sale at our sales and service center locations and charging piles.

Merchandise inventory includes accessories and branded merchandise of NIO which can be redeemed by deducting membership rewards points of customer loyalty program in the Group’s application store.

Inventory write-downs recognized in cost of sales for the years ended December 31, 2017 and 2018 and 2019 were nil, nil and 10,427, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

6. Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	December 31,	December 31,
	2018	2019
Deductible VAT input	1,018,766	1,253,617
Prepayment to vendors	333,367	88,900
Deposits	23,321	73,271
Other receivables	138,803	186,105
Less: Allowance for doubtful accounts	—	(22,635)
Total	1,514,257	1,579,258

Prepayment to vendors mainly consist of prepayment for raw materials, prepaid rental for offices and NIO Houses, and prepaid expenses for R&D services provided by suppliers.

Allowance for doubtful accounts in prepayments and other current assets recognized for the years ended December 31, 2017, 2018 and 2019 was nil, nil and RMB22,635, respectively.

7. Property, Plant and Equipment, Net

Property and equipment and related accumulated depreciation were as follows:

	December 31,	December 31,
	2018	2019
Mold and tooling	1,032,685	1,898,975
Leasehold improvements	653,298	1,025,570
Production facilities	456,569	869,819
Building and construction	481,121	828,958
Charging & battery swap infrastructure	470,506	608,919
Construction in process	1,289,611	475,977
Computer and electronic equipment	393,931	428,028
R&D equipment	320,362	400,461
Purchased software	286,034	341,379
Others	146,869	279,233
Subtotal	5,530,986	7,157,319
Less: Accumulated depreciation	(677,829)	(1,548,977)
Less: Accumulated impairment	—	(75,278)
Total property, plant and equipment, net	4,853,157	5,533,064

The Group recorded depreciation expenses of RMB165,960, RMB469,408 and RMB993,070 for the years ended December 31, 2017, 2018 and 2019, respectively.

8. Intangible Assets, Net

Intangible assets and related accumulated amortization were as follows:

	December 31, 2018			December 31, 2019
	Gross carrying	Accumulated	Net carrying	Gross carrying	Accumulated	Net carrying
	value	amortization	value	value	amortization	value
Domain names and others	5,269	(1,974)	3,295	4,342	(2,820)	1,522
License	3,161	(2,986)	175	—	—	—
Total intangible assets, net	8,430	(4,960)	3,470	4,342	(2,820)	1,522

The Group recorded amortization expenses of RMB1,898, RMB1,988 and RMB1,021 for the years ended December 31, 2017, 2018 and 2019, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

9. Land Use Rights, Net

Land use rights and related accumulated amortization were as follows:

	December 31,	December 31,
	2018	2019
Land use rights	216,489	216,489
Less: Accumulated amortization—land use rights	(2,827)	(7,674)
Total land use rights, net	213,662	208,815

In June 2018, XPT NJEP entered into an agreement to purchase land use rights for usage of land to build a factory for manufacturing of e-powertrain for the Group.

The Group recorded amortization expenses for land use rights of nil, RMB2,827 and RMB4,847 for the years ended December 31, 2017, 2018 and 2019, respectively.

10. Other Non-current Assets

Other non-current assets consist of the following:

	December 31,	December 31,
	2018	2019
Long-term deposits	616,199	848,655
Receivables of installment payments for battery	574,677	657,698
Right-of-use assets - finance lease	—	155,051
Prepayments for purchase of property and equipment	159,341	17,603
Others	62,613	74,093
Total	1,412,830	1,753,100

Long-term deposit mainly consists of deposits to vendors for guarantee of production capacity as well as rental deposit for offices and NIO Houses which will not be collectible within one year.

11. Accruals and Other Liabilities

Accruals and other liabilities consist of the following:

	December 31,	December 31,
	2018	2019
Payables for purchase of property and equipment	1,027,377	1,121,715
Payable for R&D expenses	437,731	694,081
Payables for marketing events	423,953	436,610
Salaries and benefits payable	402,163	344,922
Advance from customers	233,767	297,096
Accrued expenses	308,486	246,121
Current portion of deferred revenue	108,250	189,172
Investment deposit from investors	47,124	154,643
Warranty liabilities	46,574	120,161
Interest payables	2,584	105,940
Current portion of deferred construction allowance	87,330	84,495
Current portion of finance lease liabilities	—	40,334
Payables for traveling expenses of employees	43,147	17,685
Other payables	215,195	363,666
Total	3,383,681	4,216,641

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

12. Borrowings

Borrowings consist of the following:

	December 31,	December 31,
	2018	2019
Short-term borrowing:
Bank loan (i)	1,870,000	188,000
Convertible notes (ii)	—	697,620
Current portion of long-term bank loan (iii)	198,852	322,436
Long-term borrowings:
Bank loan(iii)	766,592	950,154
Convertible notes(ii)	—	5,784,984
Loan from joint investor(iv)	401,420	419,660
Total	3,236,864	8,362,854

(i) Short-term bank loan

As of December 31, 2018, we obtained short-term borrowings from ten banks of RMB1,870,000 in aggregate collateralized by bank deposit of RMB1,375,000 classified as short-term investment provided by one of our wholly-owned subsidiaries. The annual interest rate of these borrowings is approximately 4.35% to 5.22%.

As of December 31, 2019, we obtained short-term borrowings from several banks of RMB128,000 in aggregate and bank acceptance of RMB60,000. The annual interest rate of these borrowings is approximately 3.45% to 4.87%.

(ii) Convertible notes

On January 30, 2019, the Group issued US$650,000 convertible senior notes and additional US$100,000 senior notes (collectively the “Notes”) to the notes purchasers (the “Notes Offering”). The Notes bears interest at a rate of 4.50% per year, payable semi-annually in arrears on February 1 and August 1 of each year, beginning on August 1, 2019. The Notes is convertible into the Company’s American Depositary Shares at the pre-agreed fixed conversion price at the discretion of the holders and will mature for repayment on February 1, 2024. Holders of the Notes are entitled to require the Company to repurchase all or part of the Notes in cash on February 1, 2022 or in the event of certain fundamental changes. In connection with the Notes Offering, the Company entered into capped call transactions with certain notes purchasers and/or their respective affiliates and/or other financial institutions (the “Capped Call Option Counterparties”) and used a portion of the net proceeds of the Notes Offering to pay the cost of such transactions. In addition, the Company also entered into privately negotiated zero-strike call option transactions with certain notes purchasers or their respective affiliates (the “Zero-Strike Call Option Counterparties”) and used a portion of the net proceeds of the Notes Offering to pay the aggregate premium under such transactions. The Company accounts for the Notes as a single instruments as a long-term debt. The debt issuance cost were recorded as reduction to the long-term debts and are amortised as interest expenses using the effective interest method. The value of the Notes are measured by the cash received. The cost for the capped call transactions have been recorded as deduction of additional paid-in capital within total shareholders’ deficit. The zero-strike call option was deemed as a prepaid forward to purchase the Company’s own shares and recognized as permanent equity at its fair value at inception as a reduction to additional paid in capital in the consolidated balance sheet.

On September 5, 2019, the Group issued US$200,000 convertible senior notes to an affiliate of Tencent Holdings Limited and Mr. Bin Li, chairman and chief executive officer of the Company. Tencent and Mr. Li each subscribed for US$100 principal amount of the convertible notes, each in two equally split tranches. The 360-day Notes will be convertible into Class A ordinary shares (or ADSs) of the Company at a conversion price of US$2.98 per ADS at the holder’s option from the 15th day immediately prior to maturity, and the 3-year Notes will be convertible into Class A ordinary shares (or ADSs) of the Company at a conversion price of US$3.12 per ADS at the holder’s option from the first anniversary of the issuance date. The holders of the 3-year Notes will have the right to require the Company to repurchase for cash all of the Notes or any portion thereof on February 1, 2022. The 360-day Notes was recorded in short-term borrowings and the 3-year Notes were recorded in short-term borrowings. The company will pay an annual premium of 2% at maturity. Interest expenses were accrued over the term of each note using the effective interest method.

As of December 31, 2019, RMB697,620 of convertible notes will be due within one year.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(iii) Long-term bank loan

On May 17, 2017, the Group entered into a secured loan agreement with the Bank of Nanjing of a facility amount of RMB685,000 with a maturity date of May 17, 2022. As of December 31, 2018 and 2019, the aggregated draw amounted to RMB674,279 and RMB475,382, respectively. The annual interest rate of these borrowings is approximately 4.75% to 5.80%. The loan was guaranteed by Nanjing Xingzhi to support XPT NJES to continue doing business in the respective region. There is no restrictive financial covenants attached to the loan.

On September 28, 2017, the Group entered into a loan agreement with China Merchants Bank of a facility amount of RMB200,000 with a maturity date of September 14, 2021. December 31, 2019, the aggregated draw amounted to RMB96,000 subject to a floating interest of 10% to 18% above the benchmark interest rate of three-year RMB loan announced by PBOC.

On February 2, 2018, the Group entered into a loan agreement with China CITIC Bank of a principal of RMB50,000 with a maturity date of February 1, 2021. The As of December 31, 2019, the aggregated draw amounted to RMB44,500 subject to a floating interest rate of 10% above the average quoted interest rate of one-year RMB loan announced by the National Interbank Funding Center. On August 17, 2018, the Group entered into a loan agreement with China CITIC Bank of a principal of RMB50,000 with a maturity date of Mar 7, 2021. As of December 31, 2019, the aggregated draw amounted to RMB49,500 subject to a floating interest rate of 26% above the average quoted interest rate of one-year RMB loan announced by the National Interbank Funding Center.

On November 30, 2018, the Group entered into a loan agreement with Bank of Shanghai of a principal of RMB5,200 with a maturity date of November 30, 2021. As of December 31, 2019, the aggregated draw amounted to RMB4,102 subject to a floating interest rate of 30% above the average quoted interest rate of three-year RMB loan announced by PBOC.

On December 24, 2018, the Group entered into a loan agreement with Bank of Shanghai of a principal of RMB40,000 with a maturity date of November 30, 2021. As of December 31, 2019, the aggregated draw amounted to RMB32,305, subject to a floating interest rate of 30% above the average quoted interest rate of three-year RMB loan announced by PBOC.

On September 7, 2016, the Group entered into a joint investment agreement with Nanjing Xingzhi Technology Industry Development Co., Ltd (“Nanjing Xingzhi”, formerly known as Nanjing Zijin (New Harbor) Technology Entrepreneurial Special Community Construction Development Co., Ltd). Nanjing Xingzhi invested in XPT NJES, a subsidiary of the Group, with a contribution of RMB37,500. According to the agreement, the annual rate of return on investment of Nanjing Xingzhi equals the benchmark interest rate of one-year RMB loan announced by PBOC. Given Nanjing Xingzhi does not bear the risk of the losses and only entitles to fixed interest income, the Group regarded it a loan in substance and recorded it in liability with the interest expenses amortized through the period. On May 16, 2018, the Group entered into an agreement with Nanjing Xingzhi to purchase Nanjing Xingzhi’s shareholding in XPT NJES at a price of RMB41,773, which approximately the entire principal plus interest accrued then.

On January 3, 2019, the Group entered into a loan agreement with Bank of Shanghai of a principal of RMB20,000 with a maturity date of November 30, 2021. As of December 31, 2019, the aggregated draw amounted to RMB16,145, subject to a floating interest rate of 30% above the average quoted interest rate of three-year RMB loan announced by PBOC.

On January 10, 2019, the Group entered into a loan agreement with Bank of Shanghai of a principal of RMB40,000 with a maturity date of November 30, 2021. As of December 31, 2019, the aggregated draw amounted to RMB32,305, subject to a floating interest rate of 30% above the average quoted interest rate of three-year RMB loan announced by PBOC.

On January 17, 2019, the Group entered into a loan agreement with Bank of Shanghai of a principal of RMB40,000 with a maturity date of November 30, 2021.As of December 31, 2019, the aggregated draw amounted to RMB32,305, is subject to a floating interest rate of 30% above the average quoted interest rate of three-year RMB loan announced by PBOC.

On January 24, 2019, the Group entered into a loan agreement with Bank of Shanghai of a principal of RMB35,000 with a maturity date of November 30, 2021. As of December 31, 2019, the aggregated draw amounted to RMB28,257, subject to a floating interest rate of 30% above the average quoted interest rate of three-year RMB loan announced by PBOC.

On March 25, 2019, the Group entered into a loan agreement with Bank of Shanghai of a principal of RMB150,000 with a maturity date of November 30, 2021.As of December 31, 2019, the aggregated draw amounted to RMB128,354, subject to a floating interest rate of  15% above the average quoted interest rate of three-year RMB loan announced by PBOC.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

On March 27, 2019, the Group entered into a loan agreement with Bank of Shanghai of a principal of RMB50,000 with a maturity date of November 30, 2021. As of December 31, 2019, the aggregated draw amounted to RMB42,777, subject to a floating interest rate of 15% above the average quoted interest rate of three-year RMB loan announced by PBOC.

On March 29, 2019, the Group entered into a loan agreement with Hanhou Bank of a facility amount of RMB200,000 with a maturity date of March 29, 2022. As of December 31, 2019, the aggregated draw amounted to RMB199,000, subject to a floating interest of 20% above the benchmark interest rate of three-year RMB loan announced by PBOC.

On June 26, 2019, the Group entered into a loan agreement with Bank of Shanghai of a principal of RMB20,000 with a maturity date of November 30, 2021.As of December 31, 2019, the aggregated draw amounted to RMB18,072, is subject to a floating interest rate of 15% above the average quoted interest rate of three-year RMB loan announced by PBOC.

On September 11, 2019, the Group entered into a loan agreement with Bank of Shanghai of a principal of RMB80,000 with a maturity date of November 30, 2021.As of December 31, 2019, the aggregated draw amounted to RMB73,587, is subject to a floating interest rate of 15% above the average quoted interest rate of three-year RMB loan announced by PBOC.

As of December 31, 2018 and 2019, RMB198,852 and RMB322,436 of long-term bank borrowings will be due within one year, respectively.

(iv) Loan from joint investor

On May 18, 2017, the Group entered into a joint investment agreement with Wuhan Donghu New Technology Development Zone Management Committee ("Wuhan Donghu") to set up an entity (the "PE WHJV"). Wuhan Donghu subscribed for RMB384,000 paid in capital in PE WHJV with 49% of the shares. On June 30, 2017, September 29, 2017 and April 16, 2018, Wuhan Donghu injected RMB50,000, RMB100,000 and RMB234,000 in cash to PE WHJV, respectively. Pursuant to the investment agreement, Wuhan Donghu does not have substantive participating rights to PE WHJV, nor is allowed to transfer its equity interest in PE WHJV to other third party. In addition, within five years or when the net assets of PE WHJV is less than RMB550,000, the Group is obligated to purchase from Wuhan Donghu all of its interest in PE WHJV at its investment amount paid plus interest at the current market rate announced by PBOC. As such, the Group consolidates PE WHJV. The investment by Wuhan Donghu is accounted for as a loan because it is only entitled to fixed interest income and subject to repayment within five years or upon the financial covenant violation. As of December 31, 2018 and 2019, RMB17,420 and RMB35,660 of interest were accrued at the benchmark rate of medium and long-term loan announced by PBOC.

13. Other Non-Current Liabilities

Other non-current liabilities consist of the following:

	December 31,	December 31,
	2018	2019
Deferred government grants	351,896	340,667
Deferred revenue	193,524	295,915
Warranty liabilities	130,719	291,843
Non-current finance lease liabilities	—	88,790
Deferred construction allowance	124,678	72,762
Rental payable	129,995	—
Others	—	61,836
Total	930,812	1,151,813

Deferred government grants mainly consist of specific government subsidies for purchase of land use right and buildings, product development and renewal of production facilities, which is amortized using the straight-line method as a deduction of the amortization expense of the land use right over its remaining estimated useful life.

Rental payable represents the difference between the straight-line rental expenses and the actual rental fee paid for long term rental agreements. On January 1, 2019, the Group adopted ASC 842 Leases and used the additional transition method to initially apply this new lease standard at the adoption date. Liabilities were recognized on the Company's consolidated financial statements.

Deferred construction allowance consists of long-term payable of construction projects, with payment terms over one year.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

14. Lease

The Group has entered into various non-cancellable operating and finance lease agreements for certain offices, warehouses, retail and service locations, equipment and vehicles worldwide. The Group determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor.

The balances for the operating and finance leases where the Group is the lessee are presented as follows within the consolidated balance sheet:

As of December 31,
2019
Operating leases:
Right-of-use assets - operating lease	1,997,672

Current portion of operating lease liabilities	608,747
Non-current operating lease liabilities	1,598,372
Total operating lease liabilities	2,207,119

Finance leases:
Right-of-use assets - finance lease	155,051

Current portion of finance lease liabilities	40,334
Non-current finance lease liabilities	88,790
Total finance lease liabilities	129,124

The components of lease expenses were as follows:

Year Ended
December 31,
Lease cost:	2019
Amortization of right-of-use assets	522,035
Interest of operating lease liabilities	137,459
Expenses for short-term leases within 12 months and other non-lease component	155,613
Total lease cost	815,107

Other information related to leases where the Group is the lessee is as follows:

	As of December 31,
	2019
Weighted-average remaining lease term:
Operating leases	4.7	years
Finance leases	3.9	years

Weighted-average discount rate:
Operating leases	5.83%
Finance leases	5.77%

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Supplemental cash flow information related to leases where we are the lessee is as follows (in thousands):

Year Ended
December 31,
2019
Operating cash outflows from operating leases	482,782
Operating cash outflows from finance leases (interest payments)	5,969
Financing cash outflows from finance leases	43,916
Right-of-use assets obtained in exchange for operating lease liabilities	777,169

As of Dec 31, 2019, the maturities of our operating and finance lease liabilities (excluding short-term leases) are as follows (in thousands):

	Operating	Finance
	Leases	Leases
2020	716,289	50,043
2021	574,702	36,585
2022	466,041	28,206
2023	332,357	20,042
2024	173,133	7,858
Thereafter	254,607	—
Total minimum lease payments	2,517,129	142,734
Less: Interest	310,010	13,610
Present value of lease obligations	2,207,119	129,124
Less: Current portion	608,747	40,334
Long-term portion of lease obligations	1,598,372	88,790

As of December 31, 2019, the Group had future minimum lease payments for non-cancelable short-term operating leases of RMB33,580.

As previously reported in our Annual Report on Form 20-F for the year ended December 31, 2018 and under legacy lease accounting (ASC 840), future minimum lease payments under non-cancellable leases as of December 31, 2018 are as follows:

Operating
Leases
2019	393,734
2020	457,892
2021	444,909
Thereafter	1,091,911
Total minimum lease payments	2,388,446

For the year ended December 31, 2017 and 2018, the Company recognized lease expense of RMB228,478 and RMB490,936, respectively, under ASC 840.

15. Revenues

Revenues by source consists of the following:

	For the Year Ended December 31,
	2017	2018	2019
Vehicle sales	—	4,852,470	7,367,113
Sales of charging pile	—	82,184	127,632
Sales of Packages	—	10,220	111,448
Others	—	6,297	218,711
Total	—	4,951,171	7,824,904

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

16. Deferred Revenue/Income

The following table shows a reconciliation in the current reporting period related to carried-forward deferred revenue/income.

	For the Year Ended December 31
	2017	2018	2019
Deferred revenue/income – beginning of year	—	—	301,774
Additions	—	384,116	428,786
Recognition	—	(82,342)	(246,861)
Effects on foreign exchange adjustment	—	—	1,388
Deferred revenue/income – end of year	—	301,774	485,087

Deferred revenue mainly includes the transaction price allocated to the performance obligations that are unsatisfied, or partially satisfied, which mainly arises from the undelivered charging pile, the vehicle internet connection service, the extended lifetime warranty service, the points offered to customers as well as free battery swapping service embedded in the vehicle sales contract, with unrecognized deferred revenue balance of RMB181,539 and RMB405,326 as of December 31, 2018 and 2019.

The Group expects that 39% of the transaction price allocated to unsatisfied performance obligation as at December 31, 2019 will be recognized as revenue during the period from January 1, 2020 to December 31, 2020. The remaining 61% will be recognized during the period from January 1, 2021 to December 31, 2024.

Deferred income includes the reimbursement from a depository bank in connection with the advancement of the Company’s ADR and investor relations programs in the next five years. The Company initially recorded the payment from the depository bank as deferred revenue and then recognized as other gain over the beneficial period, with unrecognized deferred income balance of RMB99,684 and RMB79,761 as of December 31, 2018 and 2019.

17. Manufacturing in collaboration with JAC

In May 2016 and April 2019, the Group entered into an arrangement with JAC for the manufacture of the ES8 and the ES6 for five years. Pursuant to the arrangement, JAC built up a new manufacturing plant (“Hefei Manufacturing Plant”) and is responsible for the equipment used on the product line while NIO is responsible for the tooling. For each vehicle produced the Group pays processing fee to JAC on a per-vehicle basis monthly for the first three years on the basis that NIO provides all the raw materials to JAC. In addition, for the first 36 months after agreed time of start of production, which was April 2018, the Group should compensate JAC operating losses incurred in Hefei Manufacturing Plant. For the years ended December 31, 2017, 2018 and 2019, JAC charged the Group nil, RMB126,425 and RMB206,736, respectively, based on the actual losses incurred in Hefei Manufacturing Plant during the same periods, which was recorded in cost of sales.

18. Research and Development Expenses

Research and development expenses consist of the following:

	Year Ended December 31,
	2017	2018	2019
Design and development expenses	1,455,297	1,827,980	2,041,024
Employee compensation	1,004,835	1,850,886	2,004,931
Depreciation and amortization expenses	38,940	103,427	187,137
Travel and entertainment expenses	60,622	104,949	63,998
Rental and related expenses	12,367	33,105	57,401
Others	30,828	77,595	74,089
Total	2,602,889	3,997,942	4,428,580

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

19. Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of the following:

	Year Ended December 31,
	2017	2018	2019
Employee compensation	929,928	2,256,455	2,231,698
Marketing and promotional expenses	523,535	1,158,519	818,053
Rental and related expenses	216,111	450,113	737,578
Professional services	238,740	578,469	487,537
Depreciation and amortization expenses	128,918	249,765	457,364
Travel and entertainment expenses	71,278	197,187	126,571
IT consumable, office supply and other low value consumable	114,668	167,323	109,501
Allowance against receivables	—	—	108,459
Others	127,529	283,959	375,026
Total	2,350,707	5,341,790	5,451,787

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

Dividends

Subject to the approval and declaration by the Board of Directors, the holders of the Preferred Shares (exclusive of unpaid shares) are entitled to receive dividends in the following order:

●	Series D Preferred Shareholders are entitled to receive dividends at an amount equal to 5% of the issue price prior to and in preference to any dividend on the Series C preferred Shares, Series B preferred shares, Series A Preferred Shares and ordinary shares;
●	Series C Preferred Shareholders are entitled to receive dividends at an amount equal to 5% of the issue price prior to and in preference to any dividend on the Series B preferred shares, Series A Preferred Shares and ordinary shares;
●	Series B Preferred Shareholders are entitled to receive dividends at an amount equal to 5% of the issue price prior to and in preference to any dividend on the Series A Preferred Shares and ordinary shares;
●	Series A Preferred Shareholders are entitled to receive dividends at an amount equal to 5% of the issue price prior to and in preference to any ordinary shares;
●	any remaining dividends shall be distributed on a pro rata basis to holders of all the Preferred Shares and ordinary shares on a fully diluted and as-if converted basis.

No dividends on preferred and ordinary shares have been declared since the issuance date through December 31, 2018 and 2019.

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Accounting for Preferred Shares

The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to September 12, 2018, the earliest redemption date. According to the redemption price calculation described above, the Company recognized accretion of the Preferred Shares amounted to RMB2,576,935, RMB13,667,291 and nil for the years ended December 31, 2017, 2018 and 2019.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The Company’s convertible redeemable preferred shares activities for the years ended December 31, 2017 and 2018 are summarized below.:

	Series A‑1 & A‑2		Series A‑3		Series B		Series C		Series D		Total
	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount
	shares	(RMB)	shares	(RMB)	shares	(RMB)	shares	(RMB)	shares	(RMB)	shares	(RMB)
Balances as of December 31, 2016	295,000,000	2,539,993	24,210,431	306,678	102,144,675	2,014,903	—	—	—	—	421,355,106	4,861,574
Proceeds from Series A-1 Preferred Shares	—	266,511	—	—	—	—	—	—	—	—	—	266,511
Issuance of preferred shares	—	—	—	—	12,722,646	240,066	166,205,830	4,398,313	213,585,003	7,314,387	392,513,479	11,952,766
Accretion on convertible redeemable preferred shares to redemption value	—	2,205,227	—	120,451	—	40,011	—	56,283	—	154,963	—	2,576,935
Balances as of December 31, 2017	295,000,000	5,011,731	24,210,431	427,129	114,867,321	2,294,980	166,205,830	4,454,596	213,585,003	7,469,350	813,868,585	19,657,786

	Series A‑1 & A‑2		Series A‑3		Series B		Series C		Series D		Total
	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount
	shares	(RMB)	shares	(RMB)	shares	(RMB)	shares	(RMB)	shares	(RMB)	shares	(RMB)
Balances as of December 31, 2017	295,000,000	5,011,731	24,210,431	427,129	114,867,321	2,294,980	166,205,830	4,454,596	213,585,003	7,469,350	813,868,585	19,657,786
Issuance of Series A‑3 Preferred Shares (note 24(c))	—	—	7,509,933	—	—	—	—	—	—	—	7,509,933	—
Proceeds from Series D Preferred Shares	—	—	—	—	—	—	—	—	—	78,651	—	78,651
Accretion on convertible redeemable preferred shares to redemption value	—	7,091,163	—	565,979	—	2,417,979	—	2,375,943	—	1,216,227	—	13,667,291
Conversion of Series A‑1 and A‑2 Preferred Shares to Ordinary shares	(295,000,000)	(12,102,894)	—	—	—	—	—	—	—	—	(295,000,000)	(12,102,894)
Conversion of Series A‑3 Preferred Shares to Ordinary shares	—	—	(31,720,364)	(993,108)	—	—	—	—	—	—	(31,720,364)	(993,108)
Conversion of Series B Preferred Shares to Ordinary shares	—	—	—	—	(114,867,321)	(4,712,959)	—	—	—	—	(114,867,321)	(4,712,959)
Conversion of Series C Preferred Shares to Ordinary shares	—	—	—	—	—	—	(166,205,830)	(6,830,539)	—	—	(166,205,830)	(6,830,539)
Conversion of Series D Preferred Shares to Ordinary shares	—	—	—	—	—	—	—	—	(213,585,003)	(8,764,228)	(213,585,003)	(8,764,228)
Balances as of December 31, 2018	—	—	—	—	—	—	—	—	—	—	—	—

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

The Company recognized accretion to the respective redemption value of the XPT Auto PS as a reduction of additional paid in capital over the period starting from issuance date. As of December 31, 2019, RMB1,265,900 out of the total consideration was paid by those investors and the remaining RMB4,000 were still outstanding.

23. Ordinary Shares

Upon inception, each ordinary share was issued at a par value of US$0.00025 per share. Various numbers of ordinary shares were issued to share-based compensation award recipients. As of December 31, 2018 and 2019, the authorized share capital of the Company is US$1,000 divided into 4,000,000,000 shares, comprising of: 2,500,000,000 Class A Ordinary Shares, 132,030,222 Class B Ordinary Shares, 148,500,000 Class C Ordinary Shares, each at a par value of US$0.00025 per share, and 1,219,469,778 shares of a par value of US$0.00025 each of such class or classes as the board of directors may determine.

As of December 31, 2018 and 2019, 4,000,000,000 ordinary shares were authorized. 1,057,731,012 and 1,067,467,877 shares were issued and 1,050,799,032 and 1,064,472,660 shares were outstanding as of December 31, 2018 and 2019, respectively. The share number excludes 47,985,539 Class A Ordinary Shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans.

24. Share-based Compensation

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	For the Year Ended December 31,
	2017	2018	2019
Cost of sales	—	9,289	9,763
Research and development expenses	23,210	109,124	82,680
Selling, general and administrative expenses	67,086	561,055	241,052
Total	90,296	679,468	333,495

There was no income tax benefit recognized in the consolidated statements of comprehensive loss for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets in the years ended December 31, 2017, 2018 and 2019.

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

The following table summarizes activities of the Company’s restricted shares granted to employees under the Prime Hubs Plan:

	Number of Shares	Weighted Average
Employees	Outstanding	Grant Date Fair Value
		US$
Unvested as of December 31, 2016	8,400,000	0.72
Granted	2,000,000	2.05
Vested	(3,133,329)	0.84
Forfeited	(208,333)	0.72
Unvested as of December 31, 2017	7,058,338	1.04
Vested	(7,058,338)	1.04
Unvested as of December 31, 2018	—	—

In August 2018, the Company agreed to repurchase 562,500 vested Prime Hubs restricted shares from a former employee who passed away with total cash consideration of RMB7,490 at the fair value.

For the years ended December 31, 2017, 2018 and 2019, total share-based compensation expenses recognized for the employee restricted shares granted under the Prime Hubs Plan were RMB20,572, RMB39,560 and nil, respectively.

As of December 31, 2018 , all the employee restricted shares granted under the Prime Hubs Plan  have been fully vested and hence all related share-based compensation expenses have been recognized.

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

In 2016, 2017 and 2018, the Board of Directors further approved the 2016 Stock Incentive Plan (the “2016 Plan”), the 2017 Stock Incentive Plan (the “2017 Plan") and the 2018 Stock Incentive Plan (the "2018 Plan”). The share options of the Company under 2016 and 2017 Plan have a contractual term of seven or ten years from the grant date, and vest immediately or over a period of four or five years of continuous service.

The Group did not recognize any share-based compensation expenses for options granted to the non-NIO US employees of the Group until completion of the Company’s IPO on September 12, 2018. The Group recognized the share options and restricted shares of the Company granted to the employees of NIO US on a straight-line basis over the vesting term of the awards, net of estimated forfeitures. Share-based compensation expenses for options granted to the non-NIO US employees of the Group before IPO were recognized by using the graded-vesting method.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(i) Share Options

The following table summarizes activities of the Company’s share options under the 2016, 2017 and 2018 Plans for the years ended December 31, 2017, 2018 and 2019:

		Weighted	Weighted
	Number of	Average	Average	Aggregate
	Options	Exercise	Remaining	Intrinsic
	Outstanding	Price	Contractual Life	Value
		US$	In Years	US$
Outstanding as of December 31, 2016	52,623,554	0.32	8.30	51,506
Granted	13,460,477	1.46	—	—
Exercised	(2,723,540)	0.39	—	—
Cancelled	(5,236,562)	0.44	—	—
Expired	(348,015)	0.25	—	—
Outstanding as of December 31, 2017	57,775,914	0.57	8.52	114,299
Granted	47,216,792	2.79	—	—
Exercised	(7,732,317)	0.40	—	—
Cancelled	(5,498,453)	1.17	—	—
Expired	(687,796)	0.62	—	—
Outstanding as of December 31, 2018	91,074,140	1.69	8.23	425,988
Granted	33,964,176	3.29	—	—
Exercised	(20,133,668)	0.49	—	—
Cancelled	(14,759,778)	2.69	—	—
Expired	(1,300,898)	4.11	—	—
Outstanding as of December 31, 2019	88,843,972	2.38	6.77	164,363
Vested and expected to vest as of December 31, 2017	55,832,678	—	—	107,299
Exercisable as of December 31, 2017	5,089,894	—	—	11,070
Vested and expected to vest as of December 31, 2018	99,702,386	—	—	467,127
Exercisable as of December 31, 2018	32,959,964	—	—	185,787
Vested and expected to vest as of December 31, 2019	118,546,834	—	—	354,839
Exercisable as of December 31, 2019	32,925,154	—	—	80,801

The weighted-average grant date fair value for options granted under the Company’s 2016, 2017 and 2018 Plans during the years ended December 31, 2017, 2018 and 2019 was US$1.21, US$1.93 and US$1.46, respectively, computed using the binomial option pricing model.

The total share-based compensation expenses recognized for share options during the years ended December 31, 2017, 2018 and 2019 was RMB30,127, RMB437,320 and RMB329,693 respectively.

The fair value of each option granted under the Company’s 2016, 2017 and 2018 Plans during 2017,2018 and 2019 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	2017			2018			2019
Exercise price (US$)	0.61	-	2.55	0.10	-	6.74	1.80	-	7.09
Fair value of the ordinary shares on the date of option grant (US$)	1.30	-	2.55	3.38	-	6.74	1.80	-	7.09
Risk-free interest rate	2.31%	-	2.40%	2.74%	-	3.15%	1.66%	-	2.54%
Expected term (in years)			10	7	-	10	7	-	10
Expected dividend yield			0%			0%			0%
Expected volatility	51%	-	52%	47%	-	51%	44%	-	52%
Expected forfeiture rate (post-vesting)			5%	5%	-	8%	6%	-	8%

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

As of December 31, 2018 and 2019, there were RMB117,367 and RMB89,896 of unrecognized compensation expenses related to the stock options granted to the employees of NIO US, which is expected to be recognized over a weighted-average period of 2.67 and 2.78 years, respectively.

As of December 31, 2018 and 2019, there were RMB345,072 and RMB269,425 of unrecognized compensation expenses related to the stocks options granted to the Group’s non-NIO US employees which is expected to be recognized over a weighted-average period of 3.02 years and 2.67 years, respectively.

(ii) Restricted shares

The fair value of each restricted share granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

The following table summarizes activities of the Company’s restricted shares to US employees under the 2016 plan:

	Number of Restricted	Weighted Average
	Shares Outstanding	Grant Date Fair Value
		US$
Unvested at December 31, 2016	1,837,387	0.96
Vested	(470,015)	0.96
Forfeited	(254,395)	0.96
Unvested at December 31, 2017	1,112,977	0.96
Vested	(608,406)	0.96
Forfeited	(63,058)	0.96
Unvested at December 31, 2018	441,513	0.96
Vested	(362,685)	0.96
Forfeited	(78,828)	0.96
Unvested at December 31, 2019	—	—

Share-based compensation expenses of RMB4,151, RMB3,790 and RMB2,357 related to restricted shares granted to the employees of NIO US was recognized for the years ended December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2018 and 2019, there were RMB2,812 and nil of unrecognized compensation expenses related to restricted shares granted to the employees of NIO US, which is expected to be recognized over a weighted-average period of 0.75 and 0  years, respectively.

The following table summarizes activities of the Company’s restricted shares to non-US employees under the 2017 and 2018 plan:

	Number of Restricted	Weighted Average
	Shares Outstanding	Grant Date Fair Value
		US$
Unvested at December 31, 2017	—	—
Granted	509,001	6.72
Vested	(445,104)	6.74
Unvested at December 31, 2018	63,897	6.60
Granted	—	—
Vested	(31,949)	6.60
Unvested at December 31, 2019	31,948	6.60

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

As of December 31, 2018 and 2019, there were RMB2,798 and RMB1,028 of unrecognized compensation expenses related to restricted shares granted to the non-US employees, which is expected to be recognized over a weighted-average period of 1.7 and 0.7 years, respectively.

Share-based compensation expenses of nil, RMB20,323 and RMB1,445 related to restricted shares granted to the non-US employees was recognized for the years ended December 31, 2017, 2018 and 2019.

(c) Non-recourse Loan

In November 2015, the Company issued an offer letter to one of its key management team member (“the Borrower”). In the offer letter, the Company offered the Borrower to purchase 7,509,933 Series A-3 Preferred Shares of the Company at the price of US $1.6522 per share, which equals to the purchase price same class of preferred shares by other third party investors in the most recent round of financing prior to the offer letter. In addition, the Company agreed to provide a loan in the amount of US $12,408 with an interest rate of 1.8% compounded semiannually to paid for the fund the purchase of such Series A-3 Preferred Shares by the Borrower (“the Loan”). The Loan agreement was signed on March 10, 2016. The Loan is subject to a three-year service condition with 25% immediately vested on the grant date and 25% cliff vesting annually. The Borrower’s personal liability on the Loan, and the Company’s recourse against the Borrower personally on the Loan, shall be limited to 50% of the then-outstanding principal amount of the Loan, including any interest accrued thereon.

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

	2017	2018
Exercise price	1.82	1.74
Fair value of the Preferred Shares on the measurement date	2.70	4.54
Risk-free interest rate	2%	2%
Remaining life (in years)	3.64	0.26
Expected dividend yield	0%	0%
Expected volatility	47 -48%	43%-44%

As of December 31, 2018, the Award was fully vested and exercised.

Share-based compensation expenses related to the Award of RMB35,446, RMB178,475 and nil was recognized for the years ended December 31, 2017, 2018 and 2019, respectively.

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

Other Countries

The maximum applicable income tax rates of other countries where the Company’s subsidiaries having significant operations for the years ended December 31, 2017, 2018 and 2019 are as follows:

	For the Year Ended December 31,
	2017	2018	2019
United States	42.84%	29.84%	29.84%
United Kingdom	19.25%	19.00%	19.00%
Germany	32.98%	32.98%	32.98%

Composition of income tax expense for the periods presented are as follows:

	For the Year Ended December 31,
	2017	2018	2019
Current income tax expense	7,906	22,044	7,888

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Reconciliations of the income tax expense computed by applying the PRC statutory income tax rate of 25%to the Group’s income tax expense of the years presented are as follows:

	For the
	Year Ended December 31,
	2017	2018	2019
Loss before income tax expense	(5,013,268)	(9,616,935)	(11,287,764)
Income tax expense computed at PRC statutory income tax rate of 25%	(1,253,318)	(2,404,234)	(2,821,941)
Non-deductible expenses	91,093	96,684	58,374
Foreign tax rates differential	(74,531)	167,180	107,617
Additional 75% (2017: 50%) tax deduction for qualified research and development expenses	(93,513)	(216,993)	(22,630)
Tax exempted interest income	(845)	(10,377)	(3,093)
Effect of U.S. tax law change	165,898	—	—
US tax credits	(52,185)	(42,781)	(72,448)
Prior year adjustments	(10,293)	(1,422)	(16,259)
Tax benefit contributed by Non-controlling interest	—	—	2,285
Tax benefit not utilized	1,235,600	2,433,987	2,775,983
Income tax expense	7,906	22,044	7,888

The PRC statutory income tax rate was used because the majority of the Group’s operations are based in PRC.

(b) Deferred tax

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying business. The statutory income tax rate of 25%or applicable preferential income tax rates were applied when calculating deferred tax assets.

The Group’s deferred tax assets consist of the following components:

	As of December 31,
	2017	2018	2019
Deferred tax assets
Net operating loss carry-forwards	1,620,535	3,777,696	6,005,461
Accrued and prepaid expenses	84,320	255,240	420,714
Tax credit carry-forwards	60,624	117,801	213,773
Deferred Revenue	—	83,877	105,840
Intangible assets	7,104	15,687	36,362
Unrealized financing cost	—	41,939	29,200
Allowance against receivables	—	—	27,196
Deferred rent	8,699	36,729	19,035
Property, plant and equipment, net	27,463	17,467	10,584
Share-based compensation	4,106	8,962	7,688
Write-downs of inventory	—	—	2,607
Advertising expenses in excess of deduction limit	65,737	14,234	353
Unrealized foreign exchange loss	55	55	55
Others	—	—	162
Total deferred tax assets	1,878,643	4,369,687	6,879,030
Less: Valuation allowance	(1,878,643)	(4,369,687)	(6,879,030)
Total deferred tax assets, net	—	—	—

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years. Movement of valuation allowance is as follow:

	As of December 31,
	2017	2018	2019
Valuation allowance
Balance at beginning of the year	672,889	1,878,643	4,369,687
Additions	1,205,754	2,491,044	2,509,343
Balance at end of the year	1,878,643	4,369,687	6,879,030

The Group has tax losses arising in Mainland China of 18,484,434 that will expire in one to five years for deduction against future taxable profit.

Loss expiring in 2020	186,827
Loss expiring in 2021	1,335,168
Loss expiring in 2022	3,007,243
Loss expiring in 2023	5,950,981
Loss expiring in 2024	8,004,215
Total	18,484,434

The Group has tax losses arising in Hong Kong of 2,497,854 for which could be carried forward indefinitely against future taxable income.

The Group has tax losses arising in United States of 24,513, 248,151, 869,914 and 2,139,756 that will expire in sixteen, seventeen, eighteen and infinite years for deduction against future taxable income.

Uncertain Tax Position

The Group did not identify any significant unrecognized tax benefits for each of the periods presented. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2019.

26. Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2017, 2018 and 2019 as follows:

	For the Year Ended December 31,
	2017	2018	2019
Numerator:
Net loss	(5,021,174)	(9,638,979)	(11,295,652)
Accretion on convertible redeemable preferred shares to redemption value	(2,576,935)	(13,667,291)	—
Accretion on redeemable non-controlling interests to redemption value	—	(63,297)	(126,590)
Net loss attributable to non-controlling interests	36,440	41,705	9,141
Net loss attributable to ordinary shareholders of NIO Inc. for basic/dilutive net loss per share	(7,561,669)	(23,327,862)	(11,413,101)
Denominator:
Weighted-average number of ordinary shares outstanding — basic and diluted	21,801,525	332,153,211	1,029,931,705
Basic and diluted net loss per share attributable to ordinary shareholders of NIO Inc.	(346.84)	(70.23)	(11.08)

For the years ended December 31, 2017, 2018 and 2019, assumed conversion of the Preferred Shares into ordinary shares were excluded from the calculations of diluted net loss per share of the Company due to the anti-dilutive effect. The effects of all outstanding share options have also been excluded from the computation of diluted net loss per share for the years ended December 31, 2017, 2018 and 2019 as their effects would be anti-dilutive.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

For the years ended December 31, 2017, 2018 and 2019, the Company had potential ordinary shares, including non-vested restricted shares, option granted, Convertible Notes and Preferred Shares. As the Group incurred losses for the years ended December 31, 2017, 2018 and 2019, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. Such weighted average numbers of ordinary shares outstanding are as following:

	For the Year Ended December 31,
	2017	2018	2019
Non-vested restricted shares	8,323,591	340,518	459,199
Outstanding weighted average options granted	27,495,737	72,735,288	31,276,979
Convertible Notes	—	—	92,512,382
Preferred Shares	593,611,970	678,614,152	—
Total	629,431,298	751,689,958	124,248,560

27. Related Party Balances and Transactions

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of Entity or Individual	Relationship with the Company
Baidu Capital L.P.	Shareholder
Hubei Changjiang Nextev New Energy Investment Management Co., Ltd.	Controlled by Principal Shareholder
Jiangsu Xindian Automotive Co., Ltd.	Controlled by Principal Shareholder
Beijing CHJ Information Technology Co., Ltd.	Controlled by Principal Shareholder
Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd.	Controlled by Principal Shareholder
Shanghai NIO Hongling Investment Management Co., Ltd.	Controlled by Principal Shareholder
NIO Capital	Controlled by Principal Shareholder
Hubei Changjiang Nextev New Energy Industry Development Capital Partnership (Limited Partnership)	Controlled by Principal Shareholder
Suzhou Zenlead XPT New Energy Technologies Co., Ltd.	Affiliate
Beijing Chehui Hudong Guanggao Co., Ltd.	Controlled by Principal Shareholder
Beijing Xinyi Hudong Guanggao Co., Ltd.	Controlled by Principal Shareholder
Bite Shijie (Beijing) Keji Co., Ltd.	Controlled by Principal Shareholder
Kunshan Siwopu Intelligent Equipment Co., Ltd.	Affiliate
Nanjing Weibang Transmission Technology Co., Ltd.	Affiliate
Shanghai Weishang Business Consulting Co., Ltd.	Controlled by Principal Shareholder
Beijing Bit Ep Information Technology Co., Ltd.	Controlled by Principal Shareholder
Serene View Investment Limited	Controlled by Principal Shareholder
Huang River Investment Limited	Controlled by Principal Shareholder
Tianjin Boyou Information Technology Co., Ltd.	Controlled by Principal Shareholder
Wistron Info Comm (Kunshan) Co., Ltd.	Subsidiary's Non-controlling shareholder
Beijing Yiche Information Science and Technology Co., Ltd.	Controlled by Principal Shareholder
Beijing Yiche Interactive Advertising Co., Ltd. Shanghai Branch	Controlled by Principal Shareholder
Shanghai Yiju Information Technology Co., Ltd.	Controlled by Principal Shareholder
Beijing Changxing Information Technology Co., Ltd.	Significantly influenced by Principal Shareholder

In September 2018, Xiang Li resigned as the Company's board director. Since then, Beijing CHJ Information Technology Co., Ltd. and Jiangsu Xindian Automotive Co., Ltd., companies controlled by Xiang Li, were no longer the Group's related parties.

In June 2018, Wenjie Wu, originally appointed by Baidu Capital L.P. to be a board director of the Company, resigned and since then, Baidu Capital L.P. ceased to have significant influence over the Company and was no longer the Group's related party.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(a) The Group entered into the following significant related party transactions:

(i) Provision of service

For the years ended December 31, 2017, 2018 and 2019, service income was primarily generated from property management and miscellaneous research and development services the Group provided to its related parties.

	For the Year Ended December 31,
	2017	2018	2019
Nanjing Weibang Transmission Technology Co., Ltd.	—	—	2,417
Shanghai Weishang Business Consulting Co., Ltd.	—	905	1,806
Shanghai NIO Hongling Investment Management Co., Ltd.	—	2,707	—
Hubei Changjiang Nextev New Energy Investment Management Co., Ltd.	11,121	—	—
Beijing CHJ Information Technology Co., Ltd.	4,588	—	—
Hubei Changjiang Nextev New Energy Industry Development Capital Partnership (Limited Partnership)	4,015	—	—
Jiangsu Xindian Automotive Co., Ltd.	1,785	—	—
	21,509	3,612	4,223

(ii) Acceptance of service

	For the Year Ended December 31,
	2017	2018	2019
Beijing Xinyi Hudong Guanggao Co., Ltd.	8,021	28,245	37,935
Beijing Chehui Hudong Guanggao Co., Ltd.	544	6,915	29,599
Beijing Yiche Interactive Advertising Co., Ltd. Shanghai Branch	—	—	6,132
Beijing Bit Ep Information Technology Co., Ltd.	—	—	3,627
Bite Shijie (Beijing) Keji Co., Ltd.	6,987	2,865	1,664
Beijing Yiche Information Science and Technology Co., Ltd.	—	32	466
Tianjin Boyou Information Technology Co., Ltd.	—	—	264
Shanghai Yiju Information Technology Co., Ltd.	—	—	76
	15,552	38,057	79,763

(iii) Loan to related party

	For the Year Ended December 31,
	2017	2018	2019
NIO Capital	—	66,166	—
Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd.	50,000	—	—
	50,000	66,166	—

In 2017, the Company granted interest-free loans to Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd. As of December 31, 2019, the loans remain outstanding.

On January 12, 2018, the Group granted two interest free loans to NIO Capital, with principal amount of US$5,000 each. The loans mature in six months. One of the loan has been received by the Group and the other has been converted into the investment in ordinary shares of a subsidiary of NIO Capital, which was further disposed in 2019.

(iv) Cost of manufacturing consignment

	For the Year Ended December 31,
	2017	2018	2019
Suzhou Zenlead XPT New Energy Technologies Co., Ltd.	18,324	132,152	132,511

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(v) Purchase of property and equipment

	For the Year Ended December 31,
	2017	2018	2019
Nanjing Weibang Transmission Technology Co., Ltd.	—	—	34,220
Kunshan Siwopu Intelligent Equipment Co., Ltd.	—	11,107	7,982
Bite Shijie (Beijing) Keji Co., Ltd.	2,960	—	—
	2,960	11,107	42,202

(vi) Interest payable on behalf of related party

	For the Year Ended December 31,
	2017	2018	2019
Baidu Capital L.P.	21,671	8,065	—

(vii) Acceptance of R&D and maintenance service

	For the Year Ended December 31,
	2017	2018	2019
Kunshan Siwopu Intelligent Equipment Co., Ltd.	—	2,436	341
Suzhou Zenlead XPT New Energy Technologies Co., Ltd.	—	14,776	—
	—	17,212	341

(viii) Payment on behalf of related party

	For the Year Ended December 31,
	2017	2018	2019
Nanjing Weibang Transmission Technology Co., Ltd.	—	2,790	—

(ix) Loan from related party

	For the Year Ended December 31,
	2017	2018	2019
Beijing Changxing Information Technology Co., Ltd.	—	—	25,799

In 2019, the Company signed a loan agreement with Beijing Changxing Information Technology Co., Ltd. for a loan of RMB25,799 at an interest rate of 15%. As of December 31, 2019, the loan remains outstanding.

(x) Sale of raw material, property and equipment

	For the Year Ended December 31,
	2017	2018	2019
Wistron Info Comm (Kunshan) Co., Ltd.	—	—	725

(xi) Convertible notes issued to related parties (Note 12)

	For the Year Ended December 31,
	2017	2018	2019
Huang River Investment Limited	—	—	920,914
Serene View Investment Limited	—	—	614,926
	—	—	1,535,840

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(b) The Group had the following significant related party balances:

(i) Amounts due from related parties

	December 31,	December 31,
	2018	2019
Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd.	50,000	50,000
Nanjing Weibang Transmission Technology Co., Ltd.	2,790	674
Wistron Info Comm (Kunshan) Co., Ltd.	—	109
NIO Capital	34,316	—
Kunshan Siwopu Intelligent Equipment Co., Ltd.	7,970	—
Shanghai NIO Hongling Investment Management Co., Ltd.	960	—
Total	96,036	50,783

(ii) Amounts due to related parties

	December 31,	December 31,
	2018	2019
Suzhou Zenlead XPT New Energy Technologies Co., Ltd.	210,868	180,687
Beijing Xinyi Hudong Guanggao Co., Ltd.	3,530	36,714
Nanjing Weibang Transmission Technology Co., Ltd.	—	33,018
Beijing Changxing Information Technology Co., Ltd.	—	25,799
Beijing Chehui Hudong Guanggao Co., Ltd.	4,085	25,170
Beijing Yiche Interactive Advertising Co., Ltd. Shanghai Branch	—	3,500
Beijing Bit Ep Information Technology Co., Ltd.	—	2,598
Bite Shijie (Beijing) Keji Co., Ltd.	339	1,549
Kunshan Siwopu Intelligent Equipment Co., Ltd.	761	379
Beijing Yiche Information Technology Cp., Ltd.	—	205
Shanghai Yiju Information Technology Co., Ltd.	—	80
Tianjin Boyou Information Technology Co., Ltd.	—	30
Total	219,583	309,729

(iii) Short-term borrowings

	December 31, 2018	December 31, 2019
Huang River Investment Limited	—	354,840
Serene View Investment Limited	—	350,255
Total	—	705,095

(iv) Long-term borrowings

	December 31,	December 31,
	2018	2019
Huang River Investment Limited	—	560,325
Serene View Investment Limited	—	258,213
Total	—	818,538

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

28. Commitments and Contingencies

(a) Capital commitment

Capital expenditures contracted for at the balance sheet dates but not recognized in the Group’s consolidated financial statements are as follows:

	December 31,	December 31,
	2018	2019
Property and equipment	1,454,031	551,582
Leasehold improvements	149,551	68,652
Total	1,603,582	620,234

(b) Contingencies

Between March and July 2019, several putative securities class action lawsuits were filed against the Company, certain of the Company’s directors and officers, the underwriters in the IPO and the process agent, alleging, in sum and substance, that the Company’s statements in the Registration Statement and/or other public statements were false or misleading and in violation of the U.S. federal securities laws. Some of these actions have been withdrawn, transferred or consolidated. Currently, three securities class actions remain pending in the U.S. District Court for the Eastern District of New York (E.D.N.Y.), Supreme Court of the State of New York, New York County (N.Y. County), and Supreme Court of the State of New York, County of Kings (Kings County) respectively. These actions remain in their preliminary stages. The Company is currently unable to determine any estimate of the amount or range of any potential loss, if any, associated with the resolution of such lawsuits, if they proceed.

29. Subsequent Events

In January and February 2020, the Company consummated the issuance of convertible notes to several third party investors in an aggregate principal amount of US$200 million (Rmb 1,389 million). The notes issued bear zero interest and mature on February 4, 2021. Prior to maturity, the holder of the notes has the right to convert the notes (a) after the six-month anniversary, into ADSs representing Class A ordinary shares of the Company at an initial conversion price of US$3.07 per ADS or (b) upon the completion of a bona fide issuance of equity securities of the Company for fundraising purposes, into ADSs representing Class A ordinary shares of the Company at the conversion price derived from such equity financing.

In March 2020, the Company consummated the issuance of convertible notes to several third party investors with in an aggregate principal amount of US$235 million (Rmb 1,636 million). The notes issued bear zero interest and will mature on March 5, 2021. Prior to maturity, holders of the notes have the right to convert either all or part of the principal amount of the notes into Class A ordinary shares (or ADSs) of the Company from September 5, 2020, at a conversion price of US$3.50 per ADS, subject to certain adjustments.

In December 2019, it was reported that a novel strain of coronavirus, later named COVID-19, has surfaced and subsequently spread throughout China and worldwide. In response to intensifying efforts to contain the spread of COVID-19, the Chinese government has taken a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The COVID-19 has also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China.

The COVID-19 has impact on China’s auto industry in general and the production and delivery of vehicles of the Group. The production of electric vehicles were suspended due to the temporary closure of manufacturing facilities of the Group’s suppliers and JAC. In addition, the Group has several service centers and vehicle delivery centers in Wuhan and other major cities in China, which were temporarily closed during the outbreak.

As a result of the outbreak of COVID-19, the Group’s businesses, results of operation, financial positions and cash flows are materially and adversely affected in the first quarter of 2020 with potential continuing impacts on subsequent periods, including but not limited to the adverse impact on the Group’s revenues and operating cash flows. The Group has been closely monitoring the impacts of COVID-19 and because of the uncertainties surrounding the COVID-19, the exact financial impact is unpredictable and will depend on future developments, including the duration, severity and reach of the COVID-19 outbreak globally.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

On April 29, 2020, the Group entered into definitive agreements for investments in NIO (Anhui) Holding Ltd., (“NIO China”) with a group of investors (collectively, the “Strategic Investors”) led by Hefei City Construction and Investment Holding (Group) Co., Ltd., CMG-SDIC Capital Co., Ltd., and Anhui Provincial Emerging Industry Investment Co., Ltd. Under the definitive agreements, the Strategic Investors will invest an aggregate of RMB7 billion in cash into NIO China. The Group will inject its core businesses and assets in China, including vehicle research and development, supply chain, sales and services and NIO Power (the “Asset Consideration”), into NIO China. The Asset Consideration is valued at RMB17.77 billion, as calculated based on 85% of the market value of NIO Inc. (calculated based on the Company’s average ADS trading price over the thirty public trading days preceding April 21, 2020). Further, NIO will invest RMB4.26 billion in cash into NIO China. Upon the completion of the investments, NIO will hold 75.9% of controlling equity interests in NIO China, and the Strategic Investors will collectively hold the remaining 24.1%. The Strategic Investors and NIO will each inject cash into NIO China in five installments, namely (i) RMB3.5 billion and RMB1.278 billion respectively within five business days of the satisfaction of closing conditions, (ii) RMB1.5 billion and RMB1.278 billion respectively on or prior to June 30, 2020, (iii) RMB1 billion and RMB0.852 billion respectively on or prior to September 30, 2020, (iv) RMB0.5 billion and RMB0.426 billion respectively on or prior to December 31, 2020, and (v) RMB0.5 billion and RMB0.426 billion respectively on or prior to March 31, 2021. The Group expects the closing of the investments to take place in the second quarter of 2020 when certain customary closing conditions are met.

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

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2019.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Condensed Balance Sheets

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	17,179	11,629	1,670
Amounts due from related parties	20,701	22,698	3,260
Prepayments and other current assets	54,847	—	—
Total current assets	92,727	34,327	4,930
Non-current assets:
Investments in subsidiaries and VIEs	8,891,882	2,884,635	414,352
Total non-current assets	8,891,882	2,884,635	414,352
Total assets	8,984,609	2,918,962	419,282
LIABILITIES
Current liabilities:
Short-term borrowings	—	697,620	100,207
Amounts due to related parties	2,046,971	2,555,511	367,076
Accruals and other liabilities	913	100,772	14,475
Total current liabilities	2,047,884	3,353,903	481,758
Long-term borrowings	—	5,784,984	830,961
Deferred revenue	99,684	79,761	11,457
Total non-current liabilities	99,684	5,864,745	842,418
Total liabilities	2,147,568	9,218,648	1,324,176
SHAREHOLDERS’ EQUITY/(DEFICIT)
Class A Ordinary Shares	1,329	1,347	194
Class B Ordinary Shares	226	226	32
Class C Ordinary Shares	254	254	36
Treasury shares	(9,186)	—	—
Additional paid in capital	41,918,936	40,227,856	5,778,370
Accumulated other comprehensive loss	(34,708)	(203,048)	(29,166)
Accumulated deficit	(35,039,810)	(46,326,321)	(6,654,360)
Total shareholders’ equity/(deficit)	6,837,041	(6,299,686)	(904,894)
Total liabilities, mezzanine equity and shareholders’ equity	8,984,609	2,918,962	419,282

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Condensed Statements of Comprehensive Loss

	For the Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				Note 2(e)
Operating expenses:
Selling, general and administrative	(52,518)	(178,479)	(97)	(14)
Total operating expenses	(52,518)	(178,479)	(97)	(14)
Loss from operations	(52,518)	(178,479)	(97)	(14)
Interest income	2,391	7,692	4,212	605
Interest expense	(12,389)	—	(237,374)	(34,097)
Equity in loss of subsidiaries and VIEs	(4,924,897)	(9,432,640)	(11,076,907)	(1,591,097)
Investment income	3,498	—	—	—
Other (loss)/gain, net	(819)	6,153	23,655	3,398
Loss before income tax expense	(4,984,734)	(9,597,274)	(11,286,511)	(1,621,205)
Income tax expense	—	—	—	—
Net loss	(4,984,734)	(9,597,274)	(11,286,511)	(1,621,205)
Accretion on convertible redeemable preferred shares to redemption value	(2,576,935)	(13,667,291)	—	—
Accretion on redeemable non-controlling interests to redemption value	—	(63,297)	(126,590)	(18,184)
Net loss attributable to ordinary shareholders of NIO Inc.	(7,561,669)	(23,327,862)	(11,413,101)	(1,639,389)

Condensed Statements of Cash Flows

	For The Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash used in operating activities	(4,920,905)	3,917,654	438,465	62,981
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of trading securities	1,340,911	—	—	—
Purchase of held for trading securities	(1,337,413)	—	—	—
Acquisitions of equity investees	(6,223,178)	(11,693,144)	(4,817,498)	(691,990)
Net cash used in investing activities	(6,219,680)	(11,693,144)	(4,817,498)	(691,990)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	6,207	42,251	50,790	7,296
Repurchase of restricted shares	—	(7,490)	—	—
Proceeds from issuance of convertible promissory note	312,624	—	4,322,457	620,882
Repayment of convertible promissory note	(325,013)	—	—	—
Repayment of non-recourse loan	—	82,863	—	—
Proceeds from issuance of ordinary shares, net of issuance costs	—	7,566,470	—	—
Proceeds from issuance of convertible redeemable preferred shares, net of issuance costs	11,093,377	78,651	—	—
Net cash provided by financing activities	11,087,195	7,762,745	4,373,247	628,178
Effects of exchange rate changes on cash and cash equivalents	(3,031)	6,654	236	33
NET DECREASE IN CASH AND CASH EQUIVALENTS	(56,421)	(6,091)	(5,550)	(798)
Cash and cash equivalents at beginning of the year	79,691	23,270	17,179	2,468
Cash and cash equivalents at end of the year	23,270	17,179	11,629	1,670

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