Form 20-F
period 2020-12-31
NIO Inc.
filed 2021-04-06
CIK 1736541

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020.
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

Telephone: +8621-6908 2018

Email: ir@nio.com

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

As of December 31, 2020, there were (i) 1,292,312,288 Class A ordinary shares outstanding, par value US$0.00025 per share, (ii) 128,293,932 Class B ordinary shares outstanding, par value US$0.00025 per share and (iii) 148,500,000 Class C ordinary shares outstanding, par value US$0.00025 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. § 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

INTRODUCTION

In this annual report on Form 20-F, or this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“AD” refers to autonomous driving.
●	“ADAS” refers to advanced driver assistance system;
●	“ADRs” refer to the American depositary receipts that evidence the ADSs;
●	“ADSs” refer to our American depositary shares, each of which represents one Class A ordinary share;
●	“AI” refers to artificial intelligence;
●	“BEVs” refer to battery electric passenger vehicles;
●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.00025 per share;
●	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.00025 per share;
●	“Class C ordinary shares” refer to our Class C ordinary shares, par value US$0.00025 per share;
●	“EVs” refer to electric passenger vehicles;
●	“FOTA” refers to firmware over-the-air;
●	“ICE” refers to internal combustion engine;
●	“NEVs” refer to new energy passenger vehicles;
●	“NIO,” “we,” “us,” “our company,” and “our” refer to NIO Inc., our Cayman Islands holding company and its subsidiaries, and its consolidated variable interest entity as of the date of this annual report, and depending on the context, may also refer to Shanghai Anbin Technology Co., Ltd., which is no longer our consolidated variable interest entity as of March 31, 2021, and its subsidiaries;
●	“Ordinary shares” refer to our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares, each of par value US$0.00025 per share;
●	“RMB” or “Renminbi” refers to the legal currency of China; and
●	“US$,” “dollars” or “U.S. dollars” refer to the legal currency of the United States.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.5250 to US$1.00, the exchange rate in effect as of December 31, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and growth strategies;
●	the impact of the COVID-19 pandemic;
●	our future business development, financial condition and results of operations;
●	the expected growth of the electric vehicles industry in China;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with customers, contract manufacturers, component suppliers, third-party service providers, strategic partners and other stakeholders;
●	competition in our industry;
●	relevant government policies and regulations relating to our industry; and
●	assumptions underlying or related to any of the foregoing.

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

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.       KEY INFORMATION

A.          Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019 and 2020 and selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of comprehensive loss data for the year ended December 31, 2016 and 2017, the selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018, and the selected consolidated cash flow data for the year ended December 31, 2016 and 2017 have been derived from our audited consolidated financial statements that are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for per share data)
Selected Consolidated Statements of Comprehensive Loss:
Revenues(1)
Vehicle sales	—	—	4,852,470	7,367,113	15,182,522	2,326,823
Other sales	—	—	98,701	457,791	1,075,411	164,814
Total revenues	—	—	4,951,171	7,824,904	16,257,933	2,491,637
Cost of sales:(2)
Vehicle sales	—	—	(4,930,135)	(8,096,035)	(13,255,770)	(2,031,536)
Other sales	—	—	(276,912)	(927,691)	(1,128,744)	(172,988)
Total cost of sales	—	—	(5,207,047)	(9,023,726)	(14,384,514)	(2,204,524)
Gross (loss)/profit	—	—	(255,876)	(1,198,822)	1,873,419	287,113
Operating expenses:
Research and development(2)	(1,465,353)	(2,602,889)	(3,997,942)	(4,428,580)	(2,487,770)	(381,267)
Selling, general and administrative(2)	(1,137,187)	(2,350,707)	(5,341,790)	(5,451,787)	(3,932,271)	(602,647)
Other operating loss	—	—	—	—	(61,023)	(9,352)
Total operating expenses	(2,602,540)	(4,953,596)	(9,339,732)	(9,880,367)	(6,481,064)	(993,266)
Loss from operations	(2,602,540)	(4,953,596)	(9,595,608)	(11,079,189)	(4,607,645)	(706,153)
Interest income	27,556	18,970	133,384	160,279	166,904	25,579
Interest expenses	(55)	(18,084)	(123,643)	(370,536)	(426,015)	(65,290)
Shares of losses of equity investee	—	(5,375)	(9,722)	(64,478)	(66,030)	(10,120)
Investment income	2,670	3,498	—	—	—	—
Other income/(loss), net	3,429	(58,681)	(21,346)	66,160	(364,928)	(55,928)
Loss before income tax expenses	(2,568,940)	(5,013,268)	(9,616,935)	(11,287,764)	(5,297,714)	(811,912)
Income tax expenses	(4,314)	(7,906)	(22,044)	(7,888)	(6,368)	(976)
Net loss	(2,573,254)	(5,021,174)	(9,638,979)	(11,295,652)	(5,304,082)	(812,888)
Accretion on convertible redeemable preferred value	(981,233)	(2,576,935)	(13,667,291)	—	—	—
Accretion on redeemable non-controlling interests to redemption value	—	—	(63,297)	(126,590)	(311,670)	(47,766)
Net loss attributable to non-controlling interests	36,938	36,440	41,705	9,141	4,962	760
Net loss attributable to ordinary shareholders of NIO Inc.	(3,517,549)	(7,561,669)	(23,327,862)	(11,413,101)	(5,610,790)	(859,894)
Net loss	(2,573,254)	(5,021,174)	(9,638,979)	(11,295,652)	(5,304,082)	(812,888)
Other comprehensive (loss)/income
Foreign currency translation adjustments, net of nil tax	55,493	(124,374)	(20,786)	(168,340)	137,596	21,088
Total other comprehensive (loss)/income	55,493	(124,374)	(20,786)	(168,340)	137,596	21,088
Total comprehensive loss	(2,517,761)	(5,145,548)	(9,659,765)	(11,463,922)	(5,166,486)	(791,800)
Accretion on convertible redeemable preferred shares to redemption value	(981,233)	(2,576,935)	(13,667,291)	—	—	—
Accretion on redeemable non-controlling interests to redemption value	—	—	(63,297)	(126,590)	(311,670)	(47,766)
Net loss attributable to non-controlling interests	36,938	36,440	41,705	9,141	4,962	760
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(3,462,056)	(7,686,043)	(23,348,648)	(11,581,441)	(5,473,194)	(838,806)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	16,697,527	21,801,525	332,153,211	1,029,931,705	1,182,660,948	1,182,660,948
Net loss per share attributable to ordinary shareholders
Basic and diluted	(210.66)	(346.84)	(70.23)	(11.08)	(4.74)	(0.73)

Notes:

(1)	We began generating revenues in June 2018, when we began making deliveries and sales of the ES8. We currently generate revenues from vehicle sales and other sales.
(2)	Share-based compensation expenses were allocated in cost of sales and operating expenses as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Cost of sales	—	—	9,289	9,763	5,564	853
Research and development expenses	14,484	23,210	109,124	82,680	51,024	7,820
Selling, general and administrative expenses	62,200	67,086	561,055	241,052	130,506	20,001
Total	76,684	90,296	679,468	333,495	187,094	28,674

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share data)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	581,296	7,505,954	3,133,847	862,839	38,425,541	5,888,972
Restricted cash	—	10,606	57,012	82,507	78,010	11,956
Long-term restricted cash	15,335	14,293	33,528	44,523	41,547	6,367
Property, plant and equipment, net	833,004	1,911,013	4,853,157	5,533,064	4,996,228	765,705
Total assets	1,770,478	10,468,034	18,842,552	14,582,029	54,641,929	8,374,243
Total liabilities	825,264	2,402,028	10,692,210	19,403,841	22,779,686	3,491,140
Total mezzanine equity	4,861,574	19,657,786	1,329,197	1,455,787	4,691,287	718,971
Ordinary shares	52	60	1,809	1,827	2,679	411
Total shareholders’ (deficit)/equity	(3,916,360)	(11,591,780)	6,821,145	(6,277,599)	27,170,956	4,164,132
Total shares outstanding	17,773,459	23,850,343	1,050,799,032	1,064,472,660	1,526,539,388	1,526,539,388

The following table presents our selected consolidated cash flow data for the years indicated.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(2,201,564)	(4,574,719)	(7,911,768)	(8,721,706)	1,950,894	298,985
Net cash provided by/(used in) investing activities	117,843	(1,190,273)	(7,940,843)	3,382,069	(5,071,060)	(777,174)
Net cash provided by financing activities	2,292,704	12,867,334	11,603,092	3,094,953	41,357,435	6,338,307
Effects of exchange rate changes on cash, cash equivalents and restricted cash	40,539	(168,120)	(56,947)	10,166	(682,040)	(104,527)
Net increase/(decrease) in cash, cash equivalents and restricted cash	249,522	6,934,222	(4,306,466)	(2,234,518)	37,555,229	5,755,591
Cash and cash equivalents and restricted cash at the beginning of year	347,109	596,631	7,530,853	3,224,387	989,869	151,704
Cash and cash equivalents and restricted cash at the end of year	596,631	7,530,853	3,224,387	989,869	38,545,098	5,907,295

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

Risks Related to Our Business and Industry

Our ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale is still evolving.

Our future business depends in large part on our ability to execute on our plans to develop, manufacture, market and sell our electric vehicles. We plan to manufacture our vehicles in higher volumes than our present production capabilities.

Our continued development and manufacturing of our vehicles, the ES8, the ES6, the EC6, and the ET7, and our future vehicles are and will be subject to risks, including with respect to:

●	our ability to secure necessary funding;
●	the equipment we use being able to accurately manufacture the vehicle within specified design tolerances;
●	compliance with environmental, workplace safety and similar regulations;
●	securing necessary components on acceptable terms and in a timely manner;
●	delays in delivery of final component designs to our suppliers, or delays in the development and delivery of our core technologies and new vehicle models, such as our NIO Autonomous Driving, or NAD, and technologies for battery packs;
●	our ability to attract, recruit, hire and train skilled employees;
●	quality controls;
●	delays or disruptions in our supply chain;
●	our ability to maintain solid partnership with our manufacturing partners and suppliers; and
●	other delays in manufacturing and production capacity expansion, and cost overruns.

We began making deliveries of the seven-seater ES8 in June 2018, the six-seater ES8 in March 2019 and the ES6 in June 2019. In December 2019, we launched our third volume manufactured electric vehicle, the EC6, and the all-new ES8 with more than 180 product improvements. We began making deliveries of the all- new ES8 in April 2020, and making deliveries of the EC6 in September 2020. In January 2021, we launched our fourth volume manufactured electric vehicle, the ET7, and we estimated to start delivery of our flagship smart electric sedan NIO ET7 in the first quarter of 2022. Our vehicles may not meet customer expectations and our future models may not be commercially viable.

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

We have not been profitable, and have only recently started to generate positive cash flows from operation.

We have not been profitable since our inception, and have only recently started to generate positive cash flows from operation. We incurred net losses of RMB9,639.0 million, RMB11,295.7 million and RMB5,304.1 million (US$812.9 million) in 2018, 2019 and 2020, respectively. In addition, although we generated positive cash flows from operation in 2020, we had negative cash flows from operating activities of RMB7,911.8 million and RMB8,721.7 million in 2018 and 2019, respectively. We have made significant up-front investments in research and development, service network and sales and marketing to rapidly develop and expand our business. We expect to continue to invest significantly in research and development and sales and marketing, and potentially in production capacity expansion, to further develop and expand our business, and these investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all.

We may not generate sufficient revenues or we may incur substantial losses for a number of reasons, including lack of demand for our vehicles and services, increasing competition, challenging macro-economic environment due to the COVID-19 pandemic, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenue or achieving profitability. If we are unable to achieve profitability, we may have to reduce the scale of our operations, which may impact our business growth and adversely affect our financial condition and results of operations. In addition, our continuous operation depends on our capability to improve operating cash flows as well as our capacity to obtain sufficient external equity or debt financing. If we do not succeed in doing so, we may have to limit the scale of our operations, which may limit our business growth and adversely affect our financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by the COVID-19 pandemic.

Since the beginning of 2020, the COVID-19 pandemic has resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China and the world. In early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included, among others, extending the Chinese New Year holiday, quarantining and otherwise treating individuals in China who had contracted COVID-19, asking residents to remain at home and to avoid gathering in public. While such restrictive measures have been gradually lifted, our business has been and could continue to be adversely impacted by the effects of the COVID-19 pandemic. Although COVID-19 has been largely controlled in China, there have been occasional outbreaks in several cities. To the extent we have service centers and vehicle delivery centers in these locations, we are susceptible to factors adversely affecting one or more of these locations as a result of COVID-19. Our results of operations have been and could continue to be adversely affected to the extent the COVID-19 pandemic or any other epidemic harms the Chinese economy in general. We have experienced and may continue to experience impacts to certain of our customers and/or suppliers as a result of the COVID-19 pandemic occurring in one or more of these locations, which have materially and adversely affected our business, financial condition, results of operations and cash flows. In addition, our operations have experienced and may continue to experience disruptions, such as temporary closure of our offices and/or those of our customers or suppliers and suspension of services, resulting in a reduction of vehicles manufactured and in turn fewer vehicles delivered, which have and may continue to materially and adversely affected our business, financial condition, results of operations and cash flow. Further, to the extent the COVID-19 pandemic adversely affects our business and financial results, it has and may continue to have the effect of heightening many of the other risks described in this annual report, such as those relating to our level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

As a result of COVID-19, normal economic life throughout China was sharply curtailed and there were disruptions to normal operation of businesses in various areas, including the manufacturing and sales of vehicles in China. In addition, the ongoing global pandemic may adversely affect the supply chains, which in turn may materially and adversely affect our business and results of operations. The global pandemic, especially the situation in Europe, may also delay the execution of our overseas market expansion plan. Currently, the vaccines are not widely accessible to the public. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. As a result, the duration of such business disruption and the resulting financial and operational impact on us cannot be reasonably estimated at this time. The extent to which the COVID-19 pandemic may further impact our business and financial performance will depend on future developments, which are highly uncertain and largely beyond our control. Even if the economic impact of COVID-19 gradually recedes, the pandemic will have a lingering, long-term effect on business activities and consumption behavior. There is no assurance that we will be able to adjust our business operations to adapt to these changes and the increasingly complex environment in which we operate.

We have a limited operating history and face significant challenges as a new entrant into our industry.

We were formed in 2014 and began making deliveries to the public of our first volume manufactured vehicle, the seven-seater ES8, in June 2018. We began making deliveries of our second volume manufactured electric vehicle, the ES6, in June 2019. We began making deliveries of the all-new ES8 in April 2020, and our third volume manufactured vehicle, the EC6, in September 2020. In January 2021, we launched our fourth volume manufactured electric vehicle, the ET7, and we estimate to start delivery of our flagship smart electric sedan NIO ET7 in the first quarter of 2022.

You should consider our business and prospects in light of the risks and challenges we face as a new entrant into our industry, including, among other things, with respect to our ability to:

●	design and produce safe, reliable and quality vehicles on an ongoing basis;
●	build a well-recognized and respected brand;
●	establish and expand our customer base;
●	successfully market not just our vehicles but also our other services, including our service package, energy package and other services we provide;
●	properly price our services, including our power solutions and service package and successfully anticipate the take-rate and usage of such services by users;
●	improve and maintain our operational efficiency;
●	maintain a reliable, secure, high-performance and scalable technology infrastructure;
●	attract, retain and motivate talented employees;
●	anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape; and
●	navigate an evolving and complex regulatory environment.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

We have limited experience to date in high volume manufacturing of our electric vehicles. We cannot assure you that we will be able to develop efficient, automated, cost-efficient manufacturing capability and processes, and reliable sources of component supply that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes required to successfully mass market the ES8, the ES6, the EC6, the ET7, and future vehicles.

Furthermore, our vehicles are highly technical products that will require maintenance and support. If we were to cease or cut back operations, even years from now, buyers of our vehicles from years earlier might encounter difficulties in maintaining their vehicles and obtaining satisfactory support. We also believe that our service offerings, including user confidence in our ability to provide our power solutions and honor our obligations under our service package will be key factors in marketing our vehicles. As a result, consumers will be less likely to purchase our vehicles now if they are not convinced that our business will succeed or that our operations will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed.

Manufacturing in collaboration with partners is subject to risks.

We have entered into an arrangement with Jianghuai Automobile Group Co., Ltd., or JAC, for the manufacturing of our vehicles, initially the ES8, for five years starting from May 2016. In April 2019 and March 2020, we entered into manufacturing cooperation agreements with JAC for the manufacturing of the ES6 and the EC6, respectively. The ES8, ES6 and EC6 are manufactured in partnership with JAC at its Hefei manufacturing plant. As of the date of this annual report, we are in the process of negotiating with JAC for the manufacturing arrangements of the ET7. JAC is a major state-owned automobile manufacturer in China and it constructed such Hefei manufacturing plant for the production of the ES8 (with a modified production line for the ES6 and EC6) and potentially ET7 and other future vehicles with us. Pursuant to our arrangement with JAC with respect to the ES8, ES6 and EC6, we pay JAC for each vehicle produced on a per-vehicle basis monthly for the first three years. Collaboration with third parties for the manufacturing of vehicles is subject to risks with respect to operations that are outside our control. We could experience delays to the extent our partners do not meet agreed upon timelines or experience capacity constraints. There is risk of potential disputes with partners, and we could be affected by adverse publicity related to our partners whether or not such publicity is related to their collaboration with us. Our ability to successfully build a premium brand could also be adversely affected by perceptions about the quality of our partners’ vehicles. In addition, although we are involved in each step of the supply chain and manufacturing process, given that we also rely on our partners to meet our quality standards, there can be no assurance that we will successfully maintain quality standards.

In addition, for the first 36 months after the start of production, which commenced on April 10, 2018, to the extent the Hefei manufacturing plant incurs any operating losses, we have agreed to compensate JAC for such operating losses. Cooperation after the first 36 months will be subject to further negotiation between the parties. As of December 31, 2020, we had paid JAC a total of RMB1,233.9 million, including RMB455.5 million as compensation for losses incurred since 2018 and RMB778.4 million for manufacturing and processing fees. If we continue to be obligated to compensate JAC for any losses, our results of operations and financial condition may be materially and adversely affected, particularly if such losses are incurred as a result of lower than anticipated sales volume.

We are currently in the process of renewing our overall arrangement with JAC for the manufacturing of our vehicles, which original arrangement is currently set to expire in May 2021. We may be unable to enter into new agreements or extend existing agreements with JAC and other third-party manufacturing partners on terms and conditions acceptable to us and therefore may need to contract with other third parties or significantly add to our own production capacity. There can be no assurance that in such event we would be able to partner with other third parties or establish or expand our own production capacity to meet our needs on acceptable terms or at all. The expense and time required to complete any transition, and to assure that vehicles manufactured at facilities of new third-party partners comply with our quality standards and regulatory requirements, may be greater than anticipated. Any of the foregoing could adversely affect our business, results of operations, financial condition and prospects.

The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for electric vehicles and domestically produced vehicles could have a material adverse effect on our business, financial condition, operating results and prospects.

Our growth depends significantly on the availability and amounts of government subsidies, economic incentives and government policies that support the growth of new energy vehicles. Favorable government incentives and subsidies in China include one-time government subsidies, exemption from vehicle purchase tax, exemption from license plate restrictions in certain cities, preferential utility rates for charging facilities and more. Changes in government subsidies, economic incentives and government policies to support NEVs could adversely affect our results of our operations.

China’s central government provides subsidies for purchasers of certain NEVs until 2022 and reviews and further adjusts the subsidy standard on an annual basis. The 2019 subsidy standard, effective from March 26, 2019, reduced the amount of national subsidies and canceled local subsidies, resulting in a significant reduction in the total subsidy amount applicable to the ES8 and ES6 as compared to 2018. The 2020 subsidy standard, effective from April 23, 2020, reduces the base subsidy amount in general by 10% for each NEV, sets subsidies for 2 million vehicles as the upper limit of annual subsidy scale; and provides that national subsidy shall only apply to an NEV with the sale price under RMB300,000 or compatible with battery swapping. We believe that our sales performance of ES8, ES6 and EC6 in 2019 and 2020 was negatively affected by the reduction in the subsidy standard to some extent. The current 2021 subsidy standard, effective from January 1, 2021, reduced by 20% as compared to the 2020 subsidy standard. Further, the 2022 subsidy standard are expected to be reduced by 30% as compared to the standard of 2021.

Our vehicles sales may also be impacted by government policies such as tariffs on imported cars and foreign investment restrictions in the industry. The tariff in China on imported passenger vehicles (other than those originating in the United States of America) was reduced to 15% starting from July 1, 2018. As a result, pricing advantage of domestically manufactured vehicles could be diminished. There used to be certain limit on foreign ownership of automakers in China, but for automakers of NEVs, such limit was lifted in 2018. Further, pursuant to the currently effectively Special Administrative Measures for Market Access of Foreign Investment (2020 Version), or the 2020 Negative List, which came into effect on July 23, 2020, the limit on foreign ownership of automakers for ICE passenger vehicles will be lifted by 2022. As a result, foreign NEV competitors could build wholly-owned facilities in China without the need for a domestic joint venture partner. These changes could affect the competitive landscape of the NEV industry and reduce our pricing advantage, which may adversely affect our business, results of operations and financial condition.

Such negative influence and our undermined sales performance resulted therefrom could continue. Furthermore, China’s central government provides certain local governments with funds and subsidies to support the roll-out of a charging infrastructure. See “Item 4. Information on the Company—B. Business Overview—Regulation—Favorable Government Policies Relating to New Energy Vehicles in the PRC.” These policies are subject to change and beyond our control. We cannot assure you that any changes would be favorable to our business. Furthermore, any reduction, elimination, delayed payment or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of electric vehicles, fiscal tightening or other factors may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our electric vehicles in particular. Any of the foregoing could materially and adversely affect our business, results of operations, financial condition and prospects.

Our vehicles may not perform in line with customer expectations.

Our vehicles, including the ES8, ES6, EC6 and ET7, may not perform in line with customers’ expectations. For example, our vehicles may not have the durability or longevity of other vehicles in the market, and may not be as easy and convenient to repair as other vehicles in the market. Any product defects or any other failure of our vehicles to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

In addition, the range of our vehicles on a single charge declines principally as a function of usage, time and charging patterns as well as other factors. For example, a customer’s use of his or her electric vehicle as well as the frequency with which he or she charges the battery can result in additional deterioration of the battery’s ability to hold a charge.

Furthermore, our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. We have delivered our vehicles with certain features of our NIO Pilot ADAS system initially disabled, and subsequently turned on some of these features. We activated most of the announced functions of the NIO Pilot in 2019 and 2020, and plan to continue to explore more features of the NIO Pilot system in 2021. We cannot assure you that our NIO Pilot system will ultimately perform in line with expectations. Our vehicles use a substantial amount of software code to operate and software products are inherently complex and often contain defects and errors when first introduced. While we have performed extensive internal testing on our vehicles’ software and hardware systems, we have a limited frame of reference by which to evaluate the long-term performance of our systems and vehicles. There can be no assurance that we will be able to detect and fix any defects in the vehicles prior to their sale to consumers. If any of our vehicles fail to perform as expected, we may need to delay deliveries, initiate product recalls and provide servicing or updates under warranty at our expense, which could adversely affect our brand in our target markets and could adversely affect our business, prospects and results of operations.

Any delays in the manufacturing and launch of the commercial production vehicles in our pipeline could have a material adverse effect on our business.

We generally target to launch a new model every year in the near future as we ramp up our business. Automobile manufacturers often experience delays in the design, manufacture and commercial release of new vehicle models. We are planning to target a broader market with our future vehicles, and to the extent we need to delay the launch of our vehicles, our growth prospects could be adversely affected as we may fail to grow our market share. We also plan to periodically perform facelifts or refresh existing models, which could also be subject to delays. Furthermore, we rely on third-party suppliers for the provision and development of many of the key components and materials used in our vehicles. To the extent our suppliers experience any delays in providing us with or developing necessary components, we could experience delays in delivering on our timelines. Any delay in the manufacture or launch of the ES8, the ES6, the EC6, the ET7, or future models, including in the build out of the manufacturing facilities in China for these models or due to any other factors, or in refreshing or performing facelifts to existing models, could subject us to customer complaints and materially and adversely affect our reputation, demand for our vehicles, results of operations and growth prospects.

In addition, to the extent the Hefei manufacturing plant incurs any operating losses, we have agreed to compensate JAC for such operating losses. As of December 31, 2020, we had paid JAC a total of RMB1,233.9 million, including RMB455.5 million as compensation for losses incurred since 2018 and RMB778.4 million for manufacturing and processing fees. If we are obligated to compensate JAC for any losses, our results of operations and financial condition may be materially and adversely affected, particularly if such losses are incurred as a result of lower than anticipated sales volume. We expect that our sales volume and the ability of the Hefei manufacturing plant to achieve profitability will be significantly affected by our ability to timely bring new vehicles to market.

We may face challenges providing our power solutions.

We provide our users with comprehensive power solutions. We install home chargers for users where practicable, and provide other solutions including battery swapping, supercharging, charging through publicly accessible charging infrastructure and charging using our fast-charging vans. Our users are able to use our NIO One Click for Power valet charging service where their vehicles are picked up, charged and then returned.

We have very limited experience in the actual provision of our power solutions to users and providing these services is subject to challenges, including the challenges associated with sorting out the logistics of rolling out our network and teams in appropriate areas, inadequate capacity or over capacity of our services in certain areas, security risks or risk of damage to vehicles during One Click for Power valet services and the potential for lack of user acceptance of our services. In addition, although the Chinese government has supported the roll-out of a public charging network, the current number of charging infrastructures is generally considered to be insufficient. We also face uncertainties with regard to governmental support and public infrastructure as we roll out our power solutions, including whether we can obtain and maintain access to sufficient charging infrastructure, whether we can obtain any required permits and land use rights and complete any required filings, and whether the government support in this area may discontinue.

Furthermore, given our limited experience in providing power solutions, there could be unanticipated challenges which may hinder our ability to provide our solutions or make the provision of our solutions costlier than anticipated. To the extent we are unable to meet user expectations or experience difficulties in providing our power solutions, our reputation and business may be materially and adversely affected.

We may face challenges providing the Battery as a Service.

On August 20, 2020, we introduced the Battery as a Service, or BaaS, which allows users to purchase electric vehicles and subscribe the usage of battery packs separately. If users opt to purchase an ES8, ES6, EC6 or ET7 model and subscribe to use the 70kWh battery pack under the BaaS, they can enjoy an RMB70,000 deduction off the original vehicle purchase price and pay a monthly subscription fee of RMB980 for the battery pack. On November 6, 2020, we launched the 100kWh battery pack with battery update plans. If users opt to purchase an ES8, ES6, EC6 or ET7 and subscribe for the 100kWh battery pack under the BaaS, they can purchase the vehicle without the battery pack while paying a monthly subscription fee of RMB1,480. Users who currently apply the 70kWh battery pack with the intention to upgrade their batteries can choose to either purchase a 100kWh battery pack for permanent upgrades or pay a monthly subscription fee of RMB880 for a flexible upgrade package.

Under the BaaS, we sell a battery pack to the Battery Asset Company, and the user subscribes to the usage of the battery pack from the Battery Asset Company. The service we provide to our users under the BaaS relies, in part, on the smooth operation of and stability and quality of service delivered by the Battery Asset Company, which we cannot guarantee. We invested in the Battery Asset Company with Contemporary Amperex Technology Co., Limited, or CATL, Hubei Science Technology Investment Group Co., Ltd. and a subsidiary of Guotai Junan International Holdings Limited, which we refer to as the Battery Asset Company Investors in this annual report. As a result, we only have limited control over the business operations of the Battery Asset Company. If it fails in providing high-quality services to our users, we will suffer from negative customer reviews and even returns of products or services. If the Battery Asset Company is unable to obtain future financings from the Battery Asset Company Investors or other third parties to meet its operational needs, it may not be able to continue purchasing batteries from us and leasing them to our users, or otherwise maintain its healthy and sustainable operations. On the other hand, if the Battery Asset Company bears a significant rate of customer default on its payment obligations, its results of operations and financial performance may be materially impacted, which will in turn reduce the value of our and the Battery Asset Company Investors’ investments in the Battery Asset Company. In addition, in furtherance of the BaaS, we agreed to provide guarantee to the Battery Asset Company for the default in payment of monthly subscription fees from users, while the maximum amount of guarantee that can be claimed shall not be higher than the accumulated service fees we receive from the Battery Asset Company. As the BaaS user base is expanding, if an increased number of default occurs, our results of operations and financial performance will be negatively affected.

Our services may not be generally accepted by our users. If we are unable to provide good customer service, our business and reputation may be materially and adversely affected.

We aim to provide users with a good customer service experience, including by providing our users with access to a full suite of services conveniently through our mobile application and vehicle applications. In addition, we seek to engage with our users on an ongoing basis using online and offline channels, in ways which are non-traditional for automakers. We are also expanding our service scope to meet our users’ evolving demands. For example, in January 2021, we launched NIO Certified, our official used car business, where our users can sell their NIO vehicles to us and we will resell them for value. We have established a nationwide used vehicle business network, covering services including vehicle inspection, evaluation, acquisition and sales. In addition, we have also recently started to offer auto financing arrangements to our users directly through our subsidiaries. New service offerings will subject us to unknown risks. We cannot assure you that our services, including our energy package and service package, our used car service, our auto financing services or our efforts to engage with our users using both our online and offline channels, will be successful, which could impact our revenues as well as our customer satisfaction and marketing.

Our servicing will partially be carried out through third parties certified by us. Although such servicing partners may have experience in servicing other vehicles, we and such partners have very limited experience in servicing our vehicles. Servicing electric vehicles is different from servicing ICE vehicles and requires specialized skills, including high voltage training and servicing techniques. There can be no assurance that our service arrangements will adequately address the service requirements of our users to their satisfaction, or that we and our partners will have sufficient resources to meet these service requirements in a timely manner as the volume of vehicles we deliver increases.

In addition, if we are unable to roll out and establish a widespread service network, user satisfaction could be adversely affected, which in turn could materially and adversely affect our sales, results of operations and prospects.

We have received only a limited number of reservations for the ES8, the ES6, the EC6 and the ET7, all of which are subject to cancellation.

Intention orders and reservations for our vehicles are subject to cancellation by the customer until delivery of the vehicle. We have experienced cancellations in the past. Notwithstanding the non-refundable deposits we charge for the reservations, our users may still cancel their reservations for many reasons outside of our control. The potentially long wait from the time a reservation is made until the time the vehicle is delivered could also impact user decisions on whether to ultimately make a purchase, due to potential changes in preferences, competitive developments and other factors. If we encounter delays in the delivery of the ES8, ES6, EC6, ET7, or future vehicles, we believe that a significant number of reservations may be cancelled. As a result, no assurance can be made that reservations will not be cancelled and will ultimately result in the final purchase, delivery, and sale of the vehicle. Such cancellations could harm our financial condition, business, prospects and operating results.

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

We may also be affected by the growth of the overall China automotive market. While sales of the premium segment of the passenger vehicles in China increased in 2020, overall automobile sales in China declined 6.8% during the year. If demand for automobiles in China continues to decrease, our business, results of operations and financial condition could be materially adversely affected.

We may face challenges in expanding our business and operations internationally and our ability to conduct business in international markets may be adversely affected by legal, regulatory, political and economic risks.

We face challenges and risks associated with expanding our business and operations globally into new geographic markets. New geographic markets may have competitive conditions, user preferences, and discretionary spending patterns that are more difficult to predict or satisfy than our existing markets. In certain markets, we have relatively little operating experience and may not benefit from any first-to-market advantages or otherwise succeed. We may also face protectionist policies that could, among other things, hinder our ability to execute our business strategies and put us at a competitive disadvantage relative to domestic companies. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, the local users, as well as their more established local brand names, requiring us to build brand awareness in that market through greater investments in advertising and promotional activity. International expansion may also require significant capital investment, which could strain our resources and adversely impact current performance, while adding complexity to our current operations. We are subject to PRC law in addition to the laws of the foreign countries in which we operate. If any of our overseas operations, or our associates or agents, violate such laws, we could become subject to sanctions or other penalties, which could negatively affect our reputation, business and operating results.

In addition, we may face operational issues that could have a material adverse effect on our reputation, business and results of operations, if we fail to address certain factors including, but not limited to, the following:

●	lack of acceptance of our products and services, and challenges of localizing our offerings to appeal to local tastes;
●	conforming our products to regulatory and safety requirements and charging and other electric infrastructures;
●	failure to attract and retain capable talents with international perspectives who can effectively manage and operate local businesses;
●	challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them;
●	availability, reliability and security of international payment systems and logistics infrastructure;

●	challenges of maintaining efficient and consolidated internal systems, including technology infrastructure, and of achieving customization and integration of these systems with the other parts of our technology platform;
●	challenges in replicating or adapting our company policies and procedures to operating environments different from that of China;
●	national security policies that restrict our ability to utilize technologies that are deemed by local governmental regulators to pose a threat to their national security;
●	the need for increased resources to manage regulatory compliance across our international businesses;
●	compliance with privacy laws and data security laws and compliance costs across different legal systems;
●	heightened restrictions and barriers on the transfer of data between different jurisdictions;
●	differing, complex and potentially adverse customs, import/export laws, tax rules and regulations or other trade barriers or restrictions related compliance obligations and consequences of non-compliance, and any new developments in these areas;
●	business licensing or certification requirements of the local markets;
●	challenges in the implementation of BaaS and other innovative business models in countries and regions outside of China;
●	exchange rate fluctuations; and
●	political instability and general economic or political conditions in particular countries or regions, including territorial or trade disputes, war and terrorism.

Failure to manage these risks and challenges could negatively affect our ability to expand our business and operations overseas as well as materially and adversely affect our business, financial condition and results of operations.

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

Furthermore, we may be unable to keep up with changes in electric vehicle technology and, as a result, our competitiveness may suffer. Our research and development efforts may not be sufficient to adapt to changes in electric vehicle technology. As technologies change, we plan to upgrade or adapt our vehicles and introduce new models in order to provide vehicles with the latest technology, in particular digital technologies, which could involve substantial costs and lower our return on investment for existing vehicles. There can be no assurance that we will be able to compete effectively with alternative vehicles or source and integrate the latest technology into our vehicles, against the backdrop of our rapidly evolving industry. Even if we are able to keep pace with changes in technology and develop new models, our prior models could become obsolete more quickly than expected, potentially reducing our return on investment.

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

We have required significant capital to develop and grow our business, including developing the ES8, the ES6, the EC6, and the ET7, as well as building our brand. We expect to incur significant costs which will impact our profitability, including research and development expenses as we roll out new models and improve existing models, raw material procurement costs and selling and distribution expenses as we build our brand and market our vehicles. In addition, we may incur significant costs in connection with our services, including providing power solutions and honoring our commitments under our service package. Our ability to become profitable in the future will not only depend on our ability to successfully market our vehicles and other products and services but also to control our costs. If we are unable to cost efficiently design, manufacture, market, sell and distribute and service our vehicles and services, our margins, profitability and prospects will be materially and adversely affected.

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

The ES8, ES6, EC6 and ET7 each uses a great amount of purchased parts from suppliers, many of whom are currently our single source suppliers for these components, and we expect that this will be similar for any future vehicle we may produce. The supply chain exposes us to multiple potential sources of delivery failure or component shortages. While we obtain components from multiple sources whenever possible, similar to other automobile manufacturers, many of the components used in our vehicles are purchased by us from a single source. To date, we have not qualified alternative sources for most of the single sourced components used in our vehicles and we generally do not maintain long-term agreements with our single source suppliers. For example, while several sources of the battery cell we have selected for the ES8 are available, we have fully qualified only one supplier for these cells.

Furthermore, qualifying alternative suppliers or developing our own replacements for certain highly customized components of the ES8, the ES6, the EC6, and the ET7, such as the air suspension system and the steering system, may be time-consuming and costly. Any disruption in the supply of components, whether or not from a single source supplier, could temporarily disrupt production of our vehicles until an alternative supplier is fully qualified by us or is otherwise able to supply us the required material. There can be no assurance that we would be able to successfully retain alternative suppliers or supplies on a timely basis, on acceptable terms or at all. Changes in business conditions, force majeure, governmental changes and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components to us on a timely basis. For example, the current global supply constraint of semiconductors has negatively impacted our production activity and volume, as a result of which, we temporarily suspended the vehicle production activity in the JAC-NIO manufacturing plant in Hefei for five working days starting from March 29, 2021 and we produced fewer vehicles in March 2021 than we had previously anticipated without the impact of semiconductor shortage. Our production activity and results of operations may be further impacted should the semiconductor shortage continue. Any of the foregoing could materially and adversely affect our results of operations, financial condition and prospects.

Our business and prospects depend significantly on our ability to build our NIO brand. We may not succeed in continuing to establish, maintain and strengthen the NIO brand, and our brand and reputation could be harmed by negative publicity regarding our company or products.

Our business and prospects are heavily dependent on our ability to develop, maintain and strengthen the “NIO” brand. If we do not continue to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality vehicles and services and engage with our customers as intended and we have limited experience in these areas. In addition, we expect that our ability to develop, maintain and strengthen the NIO brand will depend heavily on the success of our user development and branding efforts. Such efforts mainly include building a community of online and offline users engaged with us through our mobile application, NIO Houses, NIO Spaces as well as other branding initiatives such as our annual NIO Day, Formula E team sponsorship, and other automotive shows and events. Such efforts may be non-traditional and may not achieve the desired results. To promote our brand, we may be required to change our user development and branding practices, which could result in substantially increased expenses, including the need to use traditional media such as television, radio and print. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

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

We provided our users with the option of a battery payment arrangement, where users can make battery payments in installments. For the ES8 ordered before January 15, 2019, there is an RMB100,000 deduction in the purchase price and users adopting this arrangement pay RMB1,280 per month, payable over 78 months. For the ES8, ES6 and EC6 ordered between January 16, 2019 and August 19, 2020, there is an RMB100,000 deduction in the purchase price and users adopting this arrangement pay RMB1,660 per month, payable over 60 months. We are exposed to the creditworthiness of our users since we expect them to make monthly payments for vehicle batteries under the battery payment arrangement. To the extent our users fail to make payments on-time, our results of operations may be adversely affected.

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

All vehicles sold must comply with various standards of the market where the vehicles were sold. In China vehicles must meet or exceed all mandated safety standards. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving such standards. Vehicles must pass various tests and undergo a certification process and be affixed with the CCC certification, before receiving delivery from the factory, being sold, or being used in any commercial activity, and such certification is also subject to periodic renewal. The seven-seater ES8 and the six-seater ES8 received the CCC certification in December 2017 and January 2019, respectively. The ES6, the new-ES8 and the EC6 received the CCC certification in April 2019, December 2019 and August 2020, respectively. The ET7 has not yet undergone the CCC certification but must be certified prior to mass production. The process of obtaining the CCC certification typically requires four to five months. We plan to complete this process and obtain the CCC certification for the ET7 before delivery, which is estimated to commence in the first quarter of 2022. Furthermore, the government carries out the supervision and scheduled and unscheduled inspection of certified vehicles on a regular basis. In the event that our certifications fail to be renewed upon expiry, a certified vehicle has a defect resulting in quality or safety accidents, or consistent failure of certified vehicles comply with certification requirements is discovered during follow-up inspections, the CCC may be suspended or even revoked. With effect from the date of revocation or during suspension of the CCC, any vehicle that fails to satisfy the requirements for certification may not continue to be delivered, sold, imported or used in any commercial activity. Failure by us to have the ES8, the ES6, the EC6, the ET7 or any future model electric vehicle satisfy motor vehicle standards would have a material adverse effect on our business and operating results.

We may be subject to risks associated with autonomous driving technology.

Through NIO Pilot and NAD, we provide enhanced ADAS and plan to offer higher level of autonomous driving functionalities, and through our research and development, we continually update and improve our autonomous driving technology. Autonomous driving technologies are subject to risks and from time to time there have been accidents associated with such technologies. The safety of such technologies depends in part on user interaction and users may not be accustomed to using such technologies. To the extent accidents associated with our autonomous driving systems occur, we could be subject to liability, government scrutiny and further regulation. Any of the foregoing could materially and adversely affect our results of operations, financial condition and growth prospects.

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

Our distribution model is not common in the automotive industry today. We plan to conduct vehicle sales directly to users rather than through dealerships, primarily through our mobile application, NIO Houses and NIO Spaces. Furthermore, generally all vehicles are made to order. This model of vehicle distribution is relatively new and unproven, and subjects us to substantial risk as it requires, in the aggregate, significant expenditures and provides for slower expansion of our distribution and sales systems than may be possible by utilizing the traditional dealer franchise system. For example, we will not be able to utilize long established sales channels developed through a franchise system to increase our sales volume. Moreover, we will be competing with companies with well established distribution channels. Our success will depend in large part on our ability to effectively develop our own sales channels and marketing strategies. Implementing our business model is subject to numerous significant challenges, including obtaining permits and approvals from government authorities, and we may not be successful in addressing these challenges.

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

In February 2020, we entered into a collaboration framework agreement with the municipal government of Hefei, Anhui province, where our main manufacturing hub is located. Subsequently from April to June 2020, we entered into definitive agreements, as amended and supplemented, or the Hefei Agreements, for investments in NIO China with a group of investors, which we refer to as the Hefei Strategic Investors in this annual report. Under the Hefei Agreements, the Hefei Strategic Investors agreed to invest an aggregate of RMB7 billion in cash into NIO Holding Co., Ltd. (previously known as NIO (Anhui) Holding Co., Ltd.), or NIO China, a legal entity wholly owned by us pre-investment. We agreed to inject our core businesses and assets in China, including vehicle research and development, supply chain, sales and services and NIO Power, or together as the Asset Consideration, valued at RMB17.77 billion in total, into NIO China, and invest RMB4.26 billion in cash into NIO China. For more information, see “Item 4. Information on the Company—B. Business Overview—Certain Other Cooperation Arrangements—Hefei Strategic Investors” included elsewhere in this annual report. For more information on the provisions of the Hefei Agreements, please refer to exhibits 4.30 to 4.38 of this annual report.

Pursuant to the Hefei Agreements, NIO China will establish its headquarters in the Hefei Economic and Technological Development Area, or HETA, where our main manufacturing hub is located, for its business operations, research and development, sales and services, supply chain and manufacturing functions. We will collaborate with the Hefei Strategic Investors and HETA to develop NIO China’s business and to support the accelerated development of the smart electric vehicle sectors in Hefei in the future.

Subsequent to the entry into the Hefei Agreements, the cash contribution obligations of us and the Hefei Strategic Partners have all been fulfilled and we have exercised the agreed-upon redemption right and capital increase right. In addition, in February 2021, we, through one of our wholly-owned subsidiaries, also purchased from two of the Hefei Strategic Investors an aggregate of 3.305% equity interests in NIO China for a total consideration of RMB5.5 billion and subscribed for newly increased registered capital of NIO China at a subscription price of RMB10.0 billion. As a result of these transactions, as of the date of this annual report, the registered capital of NIO China is approximately RMB6.167 billion, and we hold 90.360% controlling equity interests in NIO China. We are fulfilling our other obligations, including injecting the Asset Consideration into NIO China, in accordance with the Hefei Agreements.

Our collaboration with the Hefei Strategic Investors and HETA and our investment in NIO China are subject to a number of other risks, many of which are beyond our control. If any of the risks materializes, the business of NIO China and our business, results of operations and financial condition may be materially and adversely affected, which could adversely affect the price of our ADSs. For example, we may not be able to perform our contractual obligations under the Hefei Agreements due to reasons beyond our control. As a result, we may be subject to liabilities and obligations under the Hefei Agreements and may not be able to achieve the expected benefits of the investment. We may need to obtain additional financing to fund our contractual obligations under the Hefei Agreements and such financing may not be available in the amounts or on terms acceptable to us, if at all.

In connection with this investment, NIO China granted certain minority shareholders’ rights to the Hefei Strategic Investors, including, among others, the right of first refusal, co-sale right, preemptive right, anti-dilution right, redemption right, liquidation preference and conditional drag-along right. You would not enjoy these preferential rights or treatment through investing in our ADSs and the underlying ordinary shares. Exercise of these preferential rights by the Hefei Strategic Investors may also adversely affect your investment in our Company.

In particular, the Hefei Strategic Investors may require us to redeem the shares of NIO China they hold under various circumstances, at a redemption price equal to the total amount of the investment price of the Hefei Strategic Investors plus an investment income calculated at a compound rate of 8.5% per annum upon the occurrence of certain events. If any of the triggering events of redemption occurs, we will need substantial capital to redeem the shares of NIO China held by the Hefei Strategic Investors. If we do not have adequate cash available or cannot obtain additional financing, or our use of cash is restricted by applicable law, regulations or agreements governing our current or future indebtedness, we may not be able to redeem shares of NIO China when required under the Hefei Shareholders Agreement, which would constitute an event of default under the Hefei Shareholders Agreement and subject us to liabilities.

In addition, before NIO China completes its potential qualified initial public offering, without the prior written consent of the Hefei Strategic Investors, we may not directly or indirectly transfer, pledge or otherwise dispose of NIO China’s shares to a third party that may result in our shareholding in NIO China falling below 60%. Without the prior written consent of the Hefei Strategic Investors, we have the right to directly or indirectly transfer, pledge or otherwise dispose of no more than 15% of NIO China’s shares.

Because we will inject the core businesses and assets into NIO China, the Hefei Strategic Investors will have senior claims over the assets of NIO China compared to NIO China’s other shareholders (i.e., our other subsidiaries) when a liquidation event of NIO China occurs. As a result, holders of our ADSs will be structurally subordinated to the Hefei Strategic Investors, which may negatively affect the value of the investment of ADS holders in our company. We may not have sufficient funding to repay our existing debts. Furthermore, the Hefei Strategic Investors will have voting rights with respect to various significant corporate matters of NIO China and its consolidated entities, such as change in NIO China’s corporate structure, change of its core business and amendment to its articles of association, which may significantly limit our ability to make certain major corporate decisions with regard to NIO China. Any of the foregoing could materially adversely affect your investment in our ADSs.

Our business plans require a significant amount of capital. In addition, our future capital needs may require us to issue additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

We will need significant capital to, among other things, conduct research and development and expand our production capacity as well as roll out our power and servicing network and our NIO Houses and NIO Spaces. As we ramp up our production capacity and operations we may also require significant capital to maintain our property, plant and equipment and such costs may be greater than anticipated. We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business, and that our level of capital expenditures will be significantly affected by user demand for our products and services. The fact that we have a limited operating history means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We plan to seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all. Our substantial amount of currently outstanding indebtedness may also affect our ability to obtain financing in a timely manner and on reasonable terms.

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

In addition, our future capital needs and other business reasons could require us to issue additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

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

For the initial owner of the ES8, the ES6, the EC6, and the ET7, we provide an extended warranty, subject to certain conditions. In addition to the warranty required under the relevant PRC law, we also provide (i) a bumper-to-bumper three-year or 120,000-kilometer warranty, (ii) for critical EV components (battery pack, electrical motors, power electrical unit and vehicle control unit) an eight-year or 120,000-kilometer warranty, and (iii) a two-year or 50,000 kilometer warranty covering vehicle repair, replacement and refund. Our warranty program is similar to other vehicle manufacturer’s warranty programs intended to cover all parts and labor to repair defects in material or workmanship in the body, chassis, suspension, interior, electric systems, battery, electric powertrain and brake system. We plan to record and adjust warranty reserves based on changes in estimated costs and actual warranty costs. However, because we did not start making delivery of the ES8 until June 2018, of the ES6 until June 2019 and of the EC6 until September of 2020, and will not start making deliveries of the ET7 until the first quarter in 2022, we have little experience with warranty claims regarding our vehicles or with estimating warranty reserves. As of December 31, 2020, we had warranty reserves in respect of our vehicles of RMB952.9 million (US$146.0 million). We cannot assure you that such reserves will be sufficient to cover future claims. We could, in the future, become subject to a significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our results of operations, financial condition and prospects.

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

As of December 31, 2020, we had 2,654 issued patents and 1,397 patent applications pending. For our pending application, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The intellectual property rights of others could also bar us from licensing and exploiting any patents that issue from our pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

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

As of December 31, 2020, we had RMB5,938.3 million (US$910.1 million) in total long-term borrowings outstanding, consisting primarily of (i) our 4.50% convertible senior notes due 2024; (ii) our convertible senior notes due 2022 issued in September 2019 to an affiliate of Tencent Holdings Limited; and (iii) our long-term bank debt, excluding the current portions of (iii) that are due within one year from December 31, 2020. Meanwhile, as of December 31, 2020, we had RMB1,550.0 million (US$237.5 million) in total short-term borrowings. In January 2021, we also issued US$750 million aggregate principal amount of 0.00% convertible senior notes due 2026, or the 2026 Notes, and US$750 million aggregate principal amount of 0.50% convertible senior notes due 2027, or the 2027 Notes.

In February 2019, we issued US$750 million aggregate principal amount of 4.50% convertible senior notes due 2024, or the 2024 Notes. The 2024 Notes are unsecured debt and are not redeemable by us prior to the maturity date except for certain changes in tax law. In accordance with the indenture governing the 2024 Notes, or the 2024 Notes Indenture, holders of the 2024 Notes may require us to purchase all or any portion of their notes on February 1, 2022 at a repurchase price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus accrued and unpaid interest. Holders of the 2024 Notes may also require us, upon a fundamental change (as defined in the 2024 Notes Indenture), to repurchase for cash all or part of their 2024 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus accrued and unpaid interest. In connection with the issuance of the 2024 Notes, we entered into capped call transactions and zero-strike call option transactions. Shortly after the pricing of the 2026 Notes and the 2027 Notes in January 2021, we entered into separate and individually privately negotiated agreements with certain holders of the 2024 Notes to exchange approximately US$581.7 million principal amount of the outstanding 2024 Notes for ADSs (each, a "2024 Notes Exchange" and collectively, the "2024 Notes Exchanges"). The 2024 Notes Exchanges closed on January 15, 2021. In connection with the 2024 Notes Exchanges, we also entered into agreements with certain financial institutions that are parties to our existing capped call transactions (which we had entered into in February 2019 in connection with the issuance of the 2024 Notes) shortly after the pricing of the 2026 Notes and the 2027 Notes to terminate a portion of the relevant existing capped call transactions in a notional amount corresponding to the portion of the principal amount of such 2024 Notes exchanged. In connection with such terminations of the existing capped call transactions, we received deliveries of ADSs in such amounts as specified pursuant to such termination agreements on January 15, 2021.

In September 2019, each of an affiliate of Tencent Holdings Limited and Mr. Bin Li, our chairman of the board of directors and chief executive officer, subscribed for US$100 million principal amount of convertible notes, each in two equally split tranches, collectively the Affiliate Notes. The Affiliate Notes issued in the first tranche matured in 360 days from the issuance date, bore no interest, and required us to pay a premium at 2% of the principal amount at maturity. The Affiliate Notes issued in the second tranche will mature in three years from the issuance date, bear no interest, and require us to pay a premium at 6% of the principal amount at maturity. The 360-day Affiliate Notes are convertible into our Class A ordinary shares (or ADSs) at a conversion price of US$2.98 per ADS at the holder's option from the 15th day immediately prior to maturity, and the three- year Affiliate Notes are convertible into our Class A ordinary shares (or ADSs) at a conversion price of US$3.12 per ADS at the holder's option from the first anniversary of the issuance date. The holders of the three-year Affiliate Notes will have the right to require us to repurchase for cash all of the convertible notes or any portion thereof on February 1, 2022. As of December 31, 2020, the 360-day Affiliate Notes issued to each of an affiliate of Tencent Holdings Limited and Mr. Bin Li have been converted to Class A ordinary shares and the three-year Affiliate Notes issued to the wholly owned company of Mr. Bin Li have been converted to ADSs.

In February and March 2020, we issued and sold convertible notes in an aggregate principal amount of US$435 million due 2021, or the 2021 Notes, to several unaffiliated Asia based investment funds. The 2021 Notes bore zero interest. The holders of the 2021 Notes issued in February 2020 have the right to convert either all or part of the principal amount of the 2021 Notes into our Class A ordinary shares (or ADSs), prior to maturity and (a) from the date that is six months after the issuance date, at a conversion price of US$3.07 per ADS, or (b) upon the completion of a bona fide issuance of equity securities of our company for fundraising purposes, at the conversion price derived from such equity financing. The holders of the 2021 Notes issued in March 2020 have the right to convert either all or part of the principal amount of the 2021 Notes into our Class A ordinary shares (or ADSs), prior to maturity and from September 5, 2020, at a conversion price of US$3.50 per ADS, subject to certain adjustments. As of December 31, 2020, all of the 2021 Notes have been converted to ADSs.

In January 2021, we issued US$750 million aggregate principal amount of 0.00% convertible senior notes due 2026, or the 2026 Notes, and US$750 million aggregate principal amount of 0.50% convertible senior notes due 2027, or the 2027 Notes. The 2026 Notes and the 2027 Notes are unsecured debt. Prior to August 1, 2025, in the case of the 2026 Notes, and August 1, 2026, in the case of the 2027 Notes, the 2026 Notes and the 2027 Notes, as applicable, will be convertible at the option of the holders only upon satisfaction of certain conditions and during certain periods. Holders may convert their 2026 Notes or 2027 Notes, as applicable, at their option at any time on or after August 1, 2025, in the case of the 2026 Notes, or August 1, 2026, in the case of the 2027 Notes, until the close of business on the second scheduled trading day immediately preceding the relevant maturity date. Upon conversion, we will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at our election. The initial conversion rate of the 2026 Notes is 10.7458 ADSs per US$1,000 principal amount of such 2026 Notes. The initial conversion rate of the 2027 Notes is 10.7458 ADSs per US$1,000 principal amount of such 2027 Notes. The relevant conversion rate for such series of the 2026 Notes and the 2027 Notes is subject to adjustment upon the occurrence of certain events. Holders of the 2026 Notes and the 2027 Notes may require us to repurchase all or part of their 2026 Notes and 2027 Notes for cash on February 1, 2024, in the case of the 2026 Notes, and February 1, 2025, in the case of the 2027 Notes, or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the 2026 Notes or the 2027 Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the relevant repurchase date. In addition, on or after February 6, 2024, in the case of the 2026 Notes, and February 6, 2025, in the case of the 2027 Notes, until the 20th scheduled trading day immediately prior to the relevant maturity date, we may redeem the 2026 Notes or the 2027 Notes, as applicable for cash subject to certain conditions, at a redemption price equal to 100% of the principal amount of the 2026 Notes or the 2027 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the relevant optional redemption date. Furthermore, we may redeem all but not part of the 2026 Notes or the 2027 Notes in the event of certain changes in the tax laws.

Satisfying the obligations of all these indebtedness and interest liabilities could adversely affect the amount or timing of any distributions to our shareholders. We may choose to satisfy, repurchase, or refinance any of these liabilities through public or private equity or debt financings if we deem such financings available on favorable terms. If we do not have adequate cash available or cannot obtain additional financing, or our use of cash is restricted by applicable law, regulations or agreements governing our current or future indebtedness, we may not be able to repurchase any of these notes when required under the respective transaction documents, which would constitute an event of default under the respective transaction documents. An event of default could also lead to a default under other agreements governing our current and future indebtedness, and if the repayment of such other indebtedness were accelerated, we may not have sufficient funds to repay the indebtedness and repurchase any of these notes or make cash payments upon conversion of any of these notes. In addition, the holders of any of these notes may convert their notes to a number of our ADSs in accordance with the respective transaction documents. Any conversion will result in immediate dilution to the ownership interests of existing shareholders and such dilution could be material. Lastly, we are exposed to interest rate risk related to our portfolio of investments in debt securities and the debt that we have issued. Among other things, some of our bank loans carry floating interest, and increases in interest rates would result in a decrease in the fair value of our outstanding debt. In the event that we incur a decrease in the fair value of our outstanding debt, our financial performance will be adversely affected.

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

The terms of the 2024 Notes, Affiliate Notes, 2026 Notes and 2027 Notes require us to repurchase the respective Notes in the event of a fundamental change. A takeover of our company would constitute a fundamental change. This could have the effect of delaying or preventing a takeover of our company that may otherwise be beneficial to our shareholders.

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

In addition, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible shareholder approval, we may have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased delay and costs, and may derail our business strategy if we fail to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

If we fail to manage our growth effectively, we may not be able to market and sell our vehicles successfully.

We have expanded our operations, and as we ramp up our production, further significant expansion will be required, especially in connection with potential increased sales, providing our users with high-quality servicing, providing power solutions, expansion of our NIO House and NIO Space network and managing different models of vehicles. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include, among others:

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

We adopted share incentive plans in 2015, 2016, 2017 and 2018, which we refer to as the 2015 Plan, the 2016 Plan, the 2017 Plan and the 2018 Plan, respectively, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The 2018 Plan became effective as of January 1, 2019. We recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. Under our share incentive plans, we are authorized to grant options and other types of awards. Under the 2015 Plan, the 2016 Plan and the 2017 Plan, the maximum numbers of Class A ordinary shares which may be issued pursuant to all awards are 46,264,378, 18,000,000 and 33,000,000, respectively. Under the 2018 Plan, a maximum number of 23,000,000 Class A ordinary shares may be issued pursuant to all awards. This amount should automatically increase each year by the number of shares representing 1.5% of the then total issued and outstanding share capital of our company as of the end of each preceding year. As of December 31, 2020, awards to purchase an aggregate amount of 79,318,499 Class A ordinary shares under the 2015 Plan, the 2016 Plan, the 2017 Plan and the 2018 Plan had been granted and were outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. As of December 31, 2020, our unrecognized share-based compensation expenses amounted to RMB1,013.0 million (US$155.2 million).

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

Following the identification of the material weakness, we have taken measures to remedy the material weakness. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020 after the remediation. For details on these initiatives, please see “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” In addition, our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2020, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

In the future, our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report with adverse opinion if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

If we fail to implement and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our listed securities. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

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

In February 2020, we entered into a collaboration framework agreement with the municipal government of Hefei, Anhui province, where our main manufacturing hub is located. Subsequently from April to June 2020, we entered into definitive agreements, as amended and supplemented, for investments in NIO China. Pursuant to the definitive agreements, we will collaborate with the Hefei Strategic Investors and HETA to develop NIO China’s business and to support the accelerated development of the smart electric vehicle sectors in Hefei in the future. In February 2021, we, through NIO China, entered into a further collaboration framework agreement with the municipal government of Hefei, Anhui province, pursuant to which Hefei government and NIO China agreed in principle to jointly build a world-class industrial campus to support the development and innovations of the smart electric vehicle industry and related supply chains led by NIO China. In addition, Hefei government and its associated parties plan to re-invest their returns from the equity investments in NIO China to support the further cooperation in Hefei.

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

Our vehicles contain complex information technology systems. For example, our vehicles are designed with built-in data connectivity to accept and install periodic remote updates from us to improve or update the functionality of our vehicles. We have designed, implemented and tested security measures intended to prevent unauthorized access to our information technology networks, our vehicles and their systems. However, hackers may attempt in the future, to gain unauthorized access to modify, alter and use such networks, vehicles and systems to gain control of, or to change, our vehicles’ functionality, user interface and performance characteristics, or to gain access to data stored in or generated by the vehicle. Vulnerabilities could be identified in the future and our remediation efforts may not be successful. Any unauthorized access to or control of our vehicles or their systems or any loss of data could result in legal claims or proceedings. In addition, regardless of their veracity, reports of unauthorized access to our vehicles, their systems or data, as well as other factors that may result in the perception that our vehicles, their systems or data are capable of being “hacked,” could negatively affect our brand and harm our business, prospects, financial condition and operating results.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics. In recent years, there have been outbreaks of epidemics in China and globally. In recent years, there have been outbreaks of epidemics in China and globally. Our business operations could be disrupted if any of our employees are suspected of having epidemics, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general.

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

The success of our business ultimately depends on consumer spending. We derive substantially all of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally. The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed down since 2010 and the trend may continue. Any slowdown could significantly reduce domestic commerce in China, including through the internet generally and through us. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. In addition, the COVID-19 pandemic has negatively impacted the economies of China, the United States and numerous other countries around the world, and is expected to result in a severe global recession. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Rising international political tension, including changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the United States and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, or other trade matters. While cross-border business may not currently be an area of our focus, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from selling products in certain countries. Moreover, many of the recent policy updates in the U.S., including the Clean Network project initiated by the U.S. Department of State in August 2020 and the Entity List regime maintained and regularly updated by the U.S. Bureau of Industry and Security, may have unforeseen implications for our business. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.

Additionally, the United States and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of technologies and products (or voiced the intention to do so), especially related to semiconductor, AI and other high-tech areas, which may have a negative impact on our business, financial condition and results of operations. For instance, India has banned a large number of apps in 2020 out of national security concerns, many of which are China-based apps, escalating regional political and trade tensions.

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

In conjunction with our pursuit of being a user enterprise and with the goal of building a deeper connection between NIO and our users, Mr. Bin Li, our chairman of the board of directors and chief executive officer, transferred certain of his ordinary shares to NIO Users Trust after the completion of the initial public offering of our ADSs on the New York Stock Exchange in September 2018. Currently, NIO Users Trust holds 12,189,253 Class A ordinary shares and 37,810,747 Class C ordinary shares through a holding company controlled by it. Mr. Li continues to retain the voting rights of these shares. In 2019, our user committee adopted the NIO Users Trust Charter by way of voting, and established a User Council to generally manage the operation of NIO Users Trust. In this way, our users have the opportunity to discuss and manage the use of the economic benefits from the shares in NIO Users Trust through the User Council consisting of members of our user community elected by our users. The User Council helps coordinate user activity in our community, and the current second User Council has decided to focus their work on user care, industry sub-communities, public welfare and environmental protection in 2021.

The current NIO Users Trust Charter provides certain mechanisms for the User Council to manage and supervise the operations of NIO Users Trust. There is no assurance that such current mechanisms for managing the operations of NIO Users Trust we have adopted are to the satisfaction of all of our users, or that such mechanisms will be carried out in the way it was intended. The User Council may not be able to achieve its intended work focus or carry out their work effectively and efficiently. Furthermore, the accounting implications to us of the arrangement of NIO Users Trust cannot presently be ascertained.

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

Risks Related to Our Corporate Structure

If the PRC government deems that our contractual arrangements with our variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain areas of businesses is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) or in a vehicle manufacturer which manufactures the whole vehicle pursuant to the 2020 Negative List.

We are a Cayman Islands exempted company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with the applicable PRC laws and regulations, we had planned to conduct certain operations that were then subject to restrictions on foreign investment in China through Shanghai NIO Energy Automobile Co., Ltd., or NIO New Energy. NIO Co., Ltd. owns 50% equity interests in NIO New Energy. Our founders Bin Li and Lihong Qin, through holding equity interests in Shanghai Anbin Technology Co., Ltd. indirectly own 40% and 10%, respectively, of the equity interests in NIO New Energy. With respect to the 50% equity interests of NIO New Energy indirectly held by the founders, we had entered into a series of contractual arrangements with Shanghai Anbin Technology Co., Ltd., or Shanghai Anbin, and its shareholders, which enabled us to (i) ultimately exercise effective control over such 50% equity interests of NIO New Energy, (ii) receive 50% of substantially all of the economic benefits and bear the obligation to absorb 50% of substantially all of the losses of NIO New Energy, and (iii) have an exclusive option to purchase all or part of the equity interests in Shanghai Anbin when and to the extent permitted by PRC laws, as a result of which we indirectly owned all or part of such 50% equity interests in NIO New Energy. Because of the ownership of 50% equity interests of NIO New Energy and these contractual arrangements, we were the primary beneficiary of NIO New Energy and hence consolidated its financial results as our variable interest entity under U.S. GAAP. On March 31, 2021, NIO Co., Ltd., or NIO WFOE, and Shanghai Anbin Technology Co., Ltd., or Shanghai Anbin, and each shareholder of Shanghai Anbin entered into a termination agreement pursuant to which each of the contractual agreements among NIO WFOE, Shanghai Anbin and its shareholders terminated as of the date of the agreement. In addition, we have also entered into a series of contractual arrangements with Beijing NIO Network Technology Co., Ltd., or Beijing NIO, and its shareholders that enable us to hold all the required Internet content provision service, or the ICP, and related licenses in China. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIE and Its Shareholders.”

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structures of NIO Co., Ltd. and our variable interest entity in China do not result in any violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our wholly-owned subsidiary NIO Co., Ltd., our variable interest entity and its shareholders governed by PRC laws will not result in any violation of PRC laws or regulations currently in effect. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and there can be no assurance that the PRC regulatory authorities will take a view that is consistent with the opinion of our PRC legal counsel. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Investment in China” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our business may be significantly affected by the newly enacted Foreign Investment Law.” It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide.

If the ownership structure, contractual arrangements and businesses of our PRC subsidiaries or our variable interest entity are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiaries or our variable interest entity fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of such entities;
●	shutting down our servers or blocking our website, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and variable interest entity;
●	imposing fines, confiscating the income from our PRC subsidiaries or our variable interest entity, or imposing other requirements with which we or our variable interest entity may not be able to comply;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our variable interest entity and deregistering the equity pledge of our variable interest entity, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our variable interest entity; or
●	restricting or prohibiting our use of the proceeds of any financing outside China to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our variable interest entity that most significantly impact their economic performance, and/or our failure to receive the economic benefits from our variable interest entity, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our variable interest entity and its shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control.

We have relied on contractual arrangements with Shanghai Anbin and its shareholders to conduct a portion of our operations in China. On March 31, 2021, the contractual agreements with Shanghai Anbin and its shareholders were terminated. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIE and Its Shareholders” for more information. We have relied and expect to continue to rely on contractual arrangements with Beijing NIO and its shareholders to conduct a portion of our operations in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIE and Its Shareholders.” The shareholders of Beijing NIO may not act in the best interests of our company or may not perform their obligations under these contracts. If we had direct ownership of our variable interest entity, or VIE, we would be able to exercise our rights as a shareholder to control our VIE to exercise rights of shareholders to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the contractual arrangements, we would rely on legal remedies under PRC law for breach of contract in the event that Beijing NIO and its shareholders did not perform their obligations under the contracts. These legal remedies may not be as effective as direct ownership in providing us with control over Beijing NIO.

If Beijing NIO or its shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. All of the agreements under our contractual arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal framework and system in China, in particularly those relating to arbitration proceedings, are not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or face other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our variable interest entity, and our ability to conduct our business may be negatively affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Our ability to enforce the equity pledge agreements between us and our PRC variable interest entity’ shareholders may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity interest pledge agreements between Shanghai Anbin and Beijing NIO, our current and past variable interest entities, and NIO Co., Ltd., our wholly owned PRC subsidiary, and the respective shareholders of Shanghai Anbin and Beijing NIO, each shareholder of Shanghai Anbin and Beijing NIO agrees to pledge its equity interests in Shanghai Anbin and Beijing NIO to our subsidiary to secure Shanghai Anbin and Beijing NIO’s performance of its obligations under the relevant contractual arrangements. The equity interest pledges of shareholders of each of Beijing NIO and Shanghai Anbin under its equity interests pledge agreement have been registered with the relevant local branch of State Administration for Market Regulation, or the SAMR. In addition, in the registration forms of the local branch of the SAMR for the pledges over the equity interests under the equity interest pledge agreements, the aggregate amount of registered equity interests pledged to NIO Co., Ltd. represents 100% of the registered capital of Shanghai Anbin and Beijing NIO. On March 31, 2021, equity interest pledge agreement among NIO WFOE, Shanghai Anbin and its shareholders were terminated, and the deregistration of the equity interest pledges of shareholders of Shanghai Anbin under its equity interests pledge agreement that were previously registered with the relevant local branch of the SAMR was completed. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIE and Its Shareholders” for more information.

The equity interest pledge agreements with our variable interest entity’s shareholders provide that the pledged equity interests shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of that variable interest entity. However, a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity interest pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which typically takes last priority among creditors.

The shareholders of our variable interest entity may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Our founders, Bin Li and Lihong Qin, own 80% and 20%, respectively, of the equity interests in our variable interest entities, Shanghai Anbin and Beijing NIO. On March 31, 2021, the contractual agreements with Shanghai Anbin and its shareholders were terminated. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIE and Its Shareholders” for more information. As shareholders of Beijing NIO, they may have potential conflicts of interest with us. These shareholders may breach, or cause our variable interest entity to breach, or refuse to renew, the existing contractual arrangements we have with them and our variable interest entity, which would have a material and adverse effect on our ability to effectively control our variable interest entity and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with Beijing NIO to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. Each of Bin Li and Lihong Qin is also a director and executive officer of our company. We rely on Bin Li and Lihong Qin to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gain. There is currently no specific and clear guidance under PRC laws that addresses any conflict between PRC laws and the laws of Cayman Islands in respect of any conflict relating to corporate governance. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Beijing NIO, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our contractual arrangements with our current and past variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our current or past variable interest entities owe additional taxes, which could negatively affect our financial condition.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between NIO Co., Ltd., our wholly-owned subsidiary in China, Shanghai Anbin and Beijing NIO, our current and past variable interest entities in China, and Shanghai Anbin and Beijing NIO’s shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Shanghai Anbin and Beijing NIO’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Shanghai Anbin and Beijing NIO for PRC tax purposes, which could in turn increase their tax liabilities without reducing NIO Co., Ltd.’s tax expenses. On March 31, 2021, the contractual agreements with Shanghai Anbin and its shareholders were terminated. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIE and Its Shareholders” for more information. However, we may face the material and adverse tax consequences described above with respect to our contractual agreements with Shanghai Anbin and its shareholders when such agreements were effective. In addition, if NIO Co., Ltd. requests the shareholders of Beijing NIO to transfer their equity interests in NIO Co., Ltd. at nominal or no value pursuant to the contractual agreements, such transfer could be viewed as a gift and subject NIO Co., Ltd. to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Beijing NIO for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if either of our current and past variable interest entities’ tax liabilities increase or if either is required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by our variable interest entity that are material to the operation of our business if our variable interest entity goes bankrupt or becomes subject to dissolution or liquidation proceedings.

As part of our contractual arrangements with our variable interest entity, the entity may in the future hold certain assets that are material to the operation of our business. If our variable interest entity goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our variable interest entity may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If our variable interest entity undergoes voluntary or involuntary liquidation proceedings, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the “over-the-counter” trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC.  The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

In the event the Chinese affiliates of the “big four” become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Securities Exchange Act, and could result in delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our shares may be adversely affected. If our independent registered public accounting firm were denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act.

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

The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list” to be published. Because the “negative list” has yet been published, it is unclear as to whether it will differ from the 2020 Negative List currently in effect. The Foreign Investment Law provides that only foreign invested entities operating in foreign restricted or prohibited industries will require entry clearance and other approvals that are not required by PRC domestic entities or foreign invested entities operating in other industries. In the event that our variable interest entity through which we operate our business is not treated as domestic investment and our operations carried out through such variable interest entity are classified in the “restricted” or “prohibited” industry in the “negative list” under the Foreign Investment Law, such contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or dispose of such business.

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

We operate in the automotive and internet industry, both of which are extensively regulated by the PRC government. For example, the PRC government imposes foreign ownership restrictions and licensing and permit requirements for companies in the internet industry. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Investment in China” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Value-added Telecommunications Services.” Manufacturing of our vehicles is subject to extensive regulations in China. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations and Approvals Covering the Manufacturing of Pure Battery Electric Passenger Vehicles.” These laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations and furthermore, we cannot assure you that we have complied or will be able to comply with all applicable laws at all times. Consequently, we could face the risks of being subject to governmental investigations, orders by the competent authorities for rectification, administrative penalties or other legal proceedings.

Currently we rely on the contractual arrangements with Beijing NIO, our variable interest entity, to hold an ICP license, and separately own the relevant domain names and trademarks in connection with our internet services and operate our website and mobile application through NIO Co., Ltd. Our internet services may be treated as a value-added telecommunications business. If so, we may be required to transfer the domain names, trademark and the operations of the internet services from NIO Co., Ltd. to Beijing NIO, and we may also be subject to administrative penalties. Further, any challenge to the validity of these arrangements may significantly disrupt our business, subject us to sanctions, compromise enforceability of our contractual arrangements, or have other harmful effects on us. It is uncertain if Beijing NIO or NIO Co., Ltd. will be required to obtain a separate operating license for certain services carried out by us through our mobile application in addition to the valued-added telecommunications business operating licenses for internet content provision services, and if Beijing NIO will be required to supplement our current ICP license in the future.

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

Several PRC regulatory authorities, such as the SAMR, the NDRC, the Ministry of Industry and Information Technology, or the MIIT, and the MOFCOM, oversee different aspects of our operations, and we are required to obtain a wide range of government approvals, licenses, permits and registrations in connection with our operations. For example, certain filings must be made by automobile dealers through the information system for the national automobile circulation operated by the relevant commerce department within 90 days after the receipt of a business license. Furthermore, the NEV industry is relatively new in China, and the PRC government has not adopted a clear regulatory framework to regulate the industry. As some of the laws, rules and regulations that we may be subject to were primarily enacted with a view toward application to ICE vehicles, or are relatively new, there is significant uncertainty regarding their interpretation and application with respect to our business. For example, it remains unclear under PRC laws whether our charging vans need to be registered with related local traffic management authorities or obtain transportation operation licenses for their services, and whether we would be required to obtain any particular permit or license to be qualified to provide our charging services in cooperation with third-party charging stations. In addition, the PRC government may enact new laws and regulations that require additional licenses, permits, approvals and/or registrations for the operation of any of our existing or future business. As a result. We cannot assure you that we have all the permits, licenses, registrations, approvals and/or business license covering the sufficient scope of business required for our business or that we will be able to obtain, maintain or renew permits, licenses, registrations, approvals and/or business license covering sufficient scope of business in a timely manner or at all.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2020, most of our PRC subsidiaries and our variable interest entities at that time had not made appropriations to statutory reserves as our PRC subsidiaries and our variable interest entities at that time reported accumulated loss. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Dividend Distribution.” Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with our variable interest entity in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Our contractual arrangements with our current and past variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our current and past variable interest entities owe additional taxes, which could negatively affect our financial condition.” In addition, the incurrence of indebtedness by our PRC subsidiaries could result in operating and financing covenants and undertakings to creditors that would restrict the ability of our PRC subsidiaries to pay dividends to us.

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

Companies registered and operating in China are required under the PRC Social Insurance Law (latest amended in 2018) and the Regulations on the Administration of Housing Funds (latest amended in 2019) to, apply for social insurance registration and housing fund deposit registration within 30 days of their establishment, and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. However, certain of our PRC subsidiaries and VIE that do not hire any employees and are not a party to any employment agreement, have not applied for and obtained such registration, and instead of paying the social insurance payment on their own for their employees, certain of our PRC subsidiaries and VIE use third-party agencies to pay in the name of such agency. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders may further subject us to administrative fines.

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

Furthermore, in order to control labor costs, we conducted a series of organizational restructuring to cut headcount in 2019, which we believe has negatively affected our reputation, brand image and our ability to retain the remaining qualified staff and skilled employees. We could undertake an organizational restructuring again in the future, the occurrence of which will pose negative implications on our competitive position, cost us qualified employees and subject us to potential employment lawsuits. Any of the above would negatively affect our business, financial condition and results of operations.

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

On December 26, 2017, the NDRC issued the Management Rules for Overseas Investment by Enterprises, or Order 11. On February 11, 2018, the Catalog on Overseas Investment in Sensitive Industries (2018 Edition), or the Sensitive Industries List was promulgated. Overseas investment governed by Order 11 refers to the investment activities conducted by an enterprise located in the territory of China either directly or via an overseas enterprise under its control through making investment with assets and equities or providing financing or guarantees in order to obtain overseas ownership, control, management rights and other related interests, and overseas investment by a PRC individual through overseas enterprises under his/her control is also subject to Order 11. According to Order 11, before being conducted, any overseas investment in a sensitive industry or any direct investment by a Chinese enterprise in a non-sensitive industry but with an investment amount over US$300 million requires approval from, or filing with, the NDRC, and for those non-sensitive investments indirectly by Chinese investors (including PRC individuals) with investment amounts over US$300 million need to be reported. However, uncertainties remain with respect to the interpretation and application of Order 11, we are not sure whether our using of proceeds will be subject to Order 11. If we fail to obtain the approval, complete the filing or report our overseas investment with our proceeds (as the case may be) in a timely manner provided that Order 11 is applicable, we may be forced to suspend or cease our investment, or be subject to penalties or other liabilities, which could materially and adversely affect our business, financial condition and prospects.

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

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex. In addition to the Anti-Monopoly Law itself, these include the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC governmental and regulatory agencies in 2006 and amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that the MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

In addition, our PRC subsidiaries have received various financial subsidies from PRC local government authorities. The financial subsidies result from discretionary incentives and policies adopted by PRC local government authorities. For example, our subsidiary, XPT (Nanjing) E-Powertrain Technology Co., Ltd., has received subsidies of an aggregate of RMB7.49 million for the phase I construction of the Nanjing Advanced Manufacturing Engineering Center as of December 31, 2020. Local governments may decide to change or discontinue such financial subsidies at any time. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

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

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, we may be required to withhold a 10% withholding tax from interest or dividends we pay to our shareholders that are non-PRC resident enterprises, including the holders of our ADSs. In addition, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of our ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, interest or dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of the ADSs or ordinary shares by such holders may be subject to PRC tax at a rate of 20% (which, in the case of interest or dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which became effective in January 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” As of December 31, 2020, most of our subsidiaries and variable interest entities at that time located in the PRC reported accumulated loss and therefore they had no retained earnings for offshore distribution. In the future, we intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. Our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the relevant tax authority and we may not be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the State Administration of Taxation, or the SAT, issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7. Circular 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the SAT issued Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or Circular 37, which came into effect on December 1, 2017 and was amended on June 15, 2018. Circular 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-PRC resident enterprises with respect to a filing or the transferees with respect to withholding obligations, and request our PRC subsidiaries to assist in the filing. As a result, we and non-PRC resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Circular 7 and Circular 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-PRC resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

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

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries and variable interest entity have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiaries and variable interest entity are members of our senior management team who have signed employment agreements with us or our PRC subsidiaries and variable interest entity under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries and variable interest entity. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries or variable interest entity, we or our PRC subsidiaries or variable interest entity would need to pass a new shareholders or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

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

Some of the ownership certificates or other similar proof of certain leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. In addition, we may not be able to renew our existing lease agreements before their expiration dates, in which case we may be required to vacate the properties. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be adversely affected.

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

Risks Related to Our ADSs and Our Trading Market

The trading prices of our ADSs have fluctuated and may be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has been volatile and has ranged from a low of US$2.11 to a high of US$57.20 between January 1, 2020 and December 31, 2020. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

●	actual or anticipated fluctuations in our quarterly results of operations and cash flows;
●	changes in financial estimates by securities research analysts;

●	conditions in automotive markets;
●	changes in the operating performance or market valuations of other automotive companies;
●	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;
●	addition or departure of key personnel;
●	fluctuations of exchange rates between RMB and the U.S. dollar;
●	litigation, government investigation or other legal or regulatory proceeding;
●	release of lock-up and other transfer restrictions on our ADSs, issuance of ADSs or ordinary shares upon conversion of the convertible notes we issued, or any ordinary shares or sales of additional ADSs;
●	any actual or alleged illegal acts of our shareholders or management;
●	any share repurchase program; and
●	general economic or political conditions in China or elsewhere in the world.

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

As of the date of this annual report, Mr. Bin Li, our chairman and chief executive officer, together with his affiliates, beneficially own all of our issued Class C ordinary shares. The Tencent entities beneficially owned all of our issued Class B ordinary shares. Due to the disparate voting powers associated with our triple classes of ordinary shares, Mr. Li has considerable influence over important corporate matters. As of February 28, 2021, Mr. Li beneficially owned 39.3% of the aggregate voting power of our company through mobike Global Ltd. and Originalwish Limited, companies wholly owned by Mr. Li, and through NIO Users Limited, a holding company ultimately controlled by Mr. Li, whereas Tencent entities beneficially owned 17.5% of the aggregate voting power of our company through Mount Putuo Investment Limited, Image Frame Investment (HK) Limited, Huang River Investment Limited and a wholly-owned subsidiary of Tencent Holding limited. Mr. Li has considerable influence over matters requiring shareholder approval, including electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit the ability of the holders of our Class A ordinary shares and ADSs to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transaction, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price. Moreover, Mr. Li may increase the concentration of his voting power and/or share ownership in the future, which may, among other consequences, decrease the liquidity in our ADSs.

Techniques employed by short sellers may drive down the market price of our ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies listed in the United States that have a substantial majority of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

We may be the subject of unfavorable allegations made by short sellers in the future. Any such allegations may be followed by periods of instability in the market price of our common shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and the value of any investment in our ADSs could be greatly reduced or rendered worthless.

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

On January 30, 2019, in connection with the pricing of the 2024 Notes, we also entered into privately negotiated zero-strike call option transactions with one or more of the initial purchasers or their respective affiliates, or the Zero-Strike Call Option Counterparties, and used a portion of the net proceeds of the 2024 Notes to pay the aggregate premium under such transactions. Pursuant to the zero-strike call option transactions, we purchased, in the aggregate, approximately 26.8 million ADSs, with delivery thereof (subject to adjustment) by the respective Zero-Strike Call Option Counterparties at settlement shortly after the scheduled maturity date of the 2024 Notes, subject to the ability of each Zero-Strike Call Option Counterparty to elect to settle all or a portion of the respective zero-strike option transaction early. Facilitating investors’ hedge positions by entering into the zero-strike call option transactions, particularly if investors purchase the ADSs on or around the day of the pricing of the 2024 Notes, could increase (or reduce the size of any decrease in) the market price of the ADSs. However, if any zero-strike call option transactions fail to become effective, the respective Zero-Strike Call Option Counterparties may unwind their hedge positions with respect to the ADSs, which could adversely affect the market price of the ADSs. In addition, the Zero-Strike Call Option Counterparties or their respective affiliates may modify their respective hedge positions by entering into or unwinding one or more derivative transactions with respect to the ADSs, the 2024 Notes or our other securities and/or by purchasing or selling the ADSs, the 2024 Notes or our other securities in secondary market transactions at any time, including following the pricing of the 2024 Notes and prior to the maturity of the 2024 Notes. This activity could also cause or avoid an increase or a decrease in the market price of the ADSs.

Shortly after the pricing of the 2026 Notes and 2027 Notes in January 2021, we entered into separate and individually privately negotiated agreements with certain holders of our outstanding 2024 Notes to exchange approximately US$581.7 million principal amount of the outstanding 2024 Notes for our ADSs (each, a “2024 Notes Exchange” and collectively, the “2024 Notes Exchanges”). The 2024 Notes Exchanges closed on January 15, 2021. In connection with the 2024 Notes Exchanges, we also entered into agreements with certain financial institutions that are parties to our existing capped call transactions we entered into in connection with the issuance of the 2024 Notes shortly after the pricing of the 2026 Notes and 2027 Notes to terminate a portion of the relevant existing capped call transactions in a notional amount corresponding to the portion of the principal amount of such 2024 Notes exchanged. In connection with such terminations of the existing capped call transactions, we received deliveries of the ADSs in such amounts as specified pursuant to such termination agreements on January 15, 2021. The remaining capped call transactions are subject to the same risks as described above. Shortly after the consummation of the 2024 Notes Exchanges, we also terminated a portion of the zero-strike call option transactions (which we had entered into in February 2019 in connection with the issuance of the 2024 Notes).

We are subject to counterparty risk with respect to the capped call and the zero-strike call transactions.

The counterparties to the capped call transactions and the zero-strike call transactions we entered into in connection with the issuance of the 2024 Notes are financial institutions or affiliates of financial institutions, and we are subject to the risk that each of these counterparties may default or otherwise fail to perform, or may exercise certain rights to terminate, their obligations under the capped call transactions or the zero-strike call transactions, as the case may be. Our exposure to the credit risk of the counterparties under the capped call transactions and the zero-strike call transactions will not be secured by any collateral. If any such counterparty becomes subject to bankruptcy or other insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under our transactions with them. In each case, our exposure will depend on many factors. Generally, the increase in our exposure will be positively correlated to the increase in the market price and in the volatility of our ADSs. In addition, as a result of a default or other failure to perform, or a termination of obligations, by any counterparty to the capped call transactions or zero- strike call transactions, we may suffer more dilution than we currently anticipate with respect to our ADSs and the underlying Class A ordinary shares. We can provide no assurances as to the financial stability or viability of any option counterparty under the capped call transactions or the zero-strike call transactions.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income; or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

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

Assuming that we are the owner of our VIEs for U.S. federal income tax purposes, and based upon our current and expected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the nature and composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs, which may be volatile. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our eleventh amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (except for our memorandum and articles of association and our register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for our shareholders to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Pursuant to Sections 303A.01, 303A.04, 303A.05, 303A.07 and 302.00 of the New York Stock Exchange Listed Company Manual, a company listed on the New York Stock Exchange must have a majority of independent directors, a nominating and corporate governance committee composed entirely of independent directors, a compensation committee composed entirely of independent directors and an audit committee with a minimum of three members, and must hold an annual shareholders' meeting during each fiscal year. We currently follow our home country practice in lieu of these requirements. We may also continue to rely on these and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreements, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If any of the holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, such holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such holder and us, or limit such holder’s ability to bring a claim in a judicial forum that such holder finds favorable. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act nor serve as a waiver by any holder or beneficial owner of ADSs of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and the majority of our assets are located outside of the United States. The most significant portion of our operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons may be located outside the United States. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against these individuals in the United States in the event that such shareholders believe that their rights have been infringed under the U.S. federal securities laws or otherwise. Even if such shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render them unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Holders of our ADSs will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement, dated as of September 11, 2018 by and among NIO Inc., Deutsche Bank Trust Company Americas, as ADS depositary, and the holders and beneficial owners of the ADSs issued thereunder and the deposit agreement for restricted securities, dated as of February 4, 2019 by and among NIO Inc., Deutsche Bank Trust Company Americas, as depositary, and the holders and beneficial owners of the restricted ADSs issued thereunder (each, as the context requires and applicable to a particular ADS holder, the "deposit agreement"). Under the deposit agreement, ADS holders must vote by giving voting instructions to the depositary. If we ask for instructions of ADS holders, then upon receipt of such voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for instructions of ADS holders, the depositary may still vote in accordance with instructions given by holders of ADSs, but it is not required to do so. ADS holders will not be able to directly exercise their right to vote with respect to the underlying shares unless they withdraw the shares. When a general meeting is convened, an ADS holder may not receive sufficient advance notice to withdraw the shares underlying his or her ADSs to allow such holder to vote with respect to any specific matter. If we ask for instructions of holders of ADSs, the depositary will notify ADS holders of the upcoming vote and will arrange to deliver our voting materials to ADS holders. We have agreed to give the depositary at least 30 days’ prior notice of shareholders’ meetings. Nevertheless, we cannot assure you that ADS holders will receive the voting materials in time to ensure that ADS holders can instruct the depositary to vote their shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out ADS holders’ voting instructions. This means that an ADS holder may not be able to exercise the right to vote and may have no legal remedy if the shares underlying his or her ADSs are not voted as such holder requested.

The depositary for our ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying the ADSs if the holders of such ADSs do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect the interests of our ADS holders.

Under the deposit agreement for the ADSs, if any holder of the ADSs does not vote, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying such ADSs at shareholders’ meetings unless:

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

An ADS holder’s right to pursue claims against the depositary is limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and a holder of our ADSs, will have irrevocably waived any objection which such holder may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. However, there is uncertainty as to whether a court would enforce this exclusive jurisdiction provision. Furthermore, investors cannot waive compliance with the U.S. federal securities laws and rules and regulations promulgated thereunder.

The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude an ADS holder from pursuing claims under the Securities Act or the Exchange Act in state or federal courts. Furthermore, if an ADS holder is unsuccessful in such arbitration, such holder may be responsible for the fees of the arbitrator and other costs incurred by the parties in connection with such arbitration pursuant to the deposit agreement. Also, we may amend or terminate the deposit agreement without the consent of any ADS holder. If an ADS holder continues to hold its ADSs after an amendment to the deposit agreement, such holder agrees to be bound by the deposit agreement as amended.

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

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders, and the incurrence of additional indebtedness could increase our debt service obligations.

We may require additional cash resources due to changed business conditions, strategic acquisitions or other future developments. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The sale of substantial amounts of our ADSs (including upon conversion of our convertible notes) could dilute the interests of our shareholders and ADS holders and adversely impact the market price of our ADSs. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

Our ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

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

ITEM 4.       INFORMATION ON THE COMPANY

A.          History and Development of the Company

We were founded in November 2014, as Nextev Inc., which was changed to our current name NIO Inc. in July 2017. Significant milestones in our development in 2020 and 2021 include the following:

●	In February and March 2020, we issued and sold convertible notes in an aggregate principal amount of US$435 million due 2021, or the 2021 Notes, to several unaffiliated Asia based investment funds. The 2021 Notes bear zero interest. The holders of the 2021 Notes issued in February 2020 have the right to convert either all or part of the principal amount of the 2021 Notes into Class A ordinary shares (or ADSs) of our company, prior to maturity, (a) from the date that is six months after the issuance date, at a conversion price of US$3.07 per ADS, or (b) upon the completion of a bona fide issuance of equity securities of our company for fundraising purposes, at the conversion price derived from such equity financing. The holders of the 2021 Notes issued in March 2020 have the right to convert either all or part of the principal amount of the 2021 Notes into Class A ordinary shares (or ADSs) of our company, prior to maturity and from September 5, 2020, at a conversion price of US$3.50 per ADS, subject to certain adjustments. As of December 31, 2020, all of the 2021 Notes have been converted to ADSs.
●	In February 2020, we entered into a collaboration framework agreement with the municipal government of Hefei, Anhui province, where our main manufacturing hub is located. Subsequently from April to June 2020, we entered into the Hefei Agreements with the Hefei Strategic Investors for investments in NIO China. Under the Hefei Agreements, the Hefei Strategic Investors agreed to invest an aggregate of RMB7 billion in cash into NIO China. We agreed to inject the Asset Consideration, valued at RMB17.77 billion in total, into NIO China, and invest RMB4.26 billion in cash into NIO China. Subsequent to the entry into the Hefei Agreements, the cash contribution obligations of us and the Hefei Strategic Partners have all been fulfilled and we have exercised our redemption right and capital increase right, pursuant to which in September 2020, we, through one of our wholly-owned subsidiaries, redeemed 8.612% equity interests in NIO China from one of the Hefei Strategic Investors and subscribed for certain newly increased registered capital to increase our shareholding in NIO China. In addition, in February 2021, we, through one of our wholly-owned subsidiaries, purchased from two of the Hefei Strategic Investors an aggregate of 3.305% equity interests in NIO China and subscribed for certain newly increased registered capital of NIO China. As a result of these transactions, as of the date of this annual report, the registered capital of NIO China is approximately RMB6.167 billion, and we hold 90.360% controlling equity interests in NIO China. We are fulfilling our other obligations, including injecting the Asset Consideration into NIO China, in accordance with the Hefei Agreements. For more information, see “Item 4. Information on the Company—B. Business Overview—Certain Other Cooperation Arrangements—Hefei Strategic Investors” included elsewhere in this annual report.
●	In March 2020, we entered into a manufacturing cooperation agreement with JAC for the manufacture of EC6. Pursuant to the agreement, we pay JAC manufacturing fees on a per-vehicle basis monthly. We are responsible for investment in new technical equipment and ancillary facilities necessary for satisfactory production of the EC6 in the new energy automobile manufacturing plant established by JAC. If such manufacturing plant incurs any loss, we will make up such loss to JAC on a monthly basis.
●	In June 2020, we completed a registered follow-on offering of 82,800,000 ADSs at a public offering price of US$5.95 per ADS, which included the full exercise by the underwriters of their option to purchase additional ADSs, and raised US$475.1 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

●	In August 2020, joined by Contemporary Amperex Technology Co., Limited, or CATL, Hubei Science Technology Investment Group Co., Ltd. and a subsidiary of Guotai Junan International Holdings Limited (collectively referred to as the Battery Asset Company Investors in this annual report), we established Wuhan Weineng Battery Asset Co., Ltd., or the Battery Asset Company. We and the Battery Asset Company Investors each invested RMB200 million and held 25% equity interests in the Battery Asset Company. The Battery Asset Company is dedicated to purchasing and owning the battery assets, and leasing the battery packs to users who subscribe to the BaaS. In December 2020, the Battery Asset Company entered into a definitive agreement with certain third-party investors in connection with their additional RMB640 million investment in the Battery Asset Company. Upon the consummation of this transaction, our equity interests in the Battery Asset Company would be diluted to approximately 13.9%.
●	In September 2020, we completed a registered follow-on offering of 101,775,000 ADSs at a public offering price of US$17.00 per ADS, which included the full exercise by the underwriters of their option to purchase additional ADSs, and raised US$1,690.0 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.
●	In December 2020, we completed a registered follow-on offering of 78,200,000 ADSs at a public offering price of US$39.00 per ADS, which included the full exercise by the underwriters of their option to purchase additional ADSs, and raised US$3,007.6 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

●	In January 2021, we issued US$750 million aggregate principal amount of 0.00% convertible senior notes due 2026, or the 2026 Notes, and US$750 million aggregate principal amount of 0.50% convertible senior notes due 2027, or the 2027 Notes. The 2026 Notes and the 2027 Notes are unsecured debt. Prior to August 1, 2025, in the case of the 2026 Notes, and August 1, 2026, in the case of the 2027 Notes, the 2026 Notes and the 2027 Notes, as applicable, will be convertible at the option of the holders only upon satisfaction of certain conditions and during certain periods. Holders may convert their 2026 Notes or 2027 Notes, as applicable, at their option at any time on or after August 1, 2025, in the case of the 2026 Notes, or August 1, 2026, in the case of the 2027 Notes, until the close of business on the second scheduled trading day immediately preceding the relevant maturity date. Upon conversion, we will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at our election. The initial conversion rate of the 2026 Notes is 10.7458 ADSs per US$1,000 principal amount of such 2026 Notes. The initial conversion rate of the 2027 Notes is 10.7458 ADSs per US$1,000 principal amount of such 2027 Notes. The relevant conversion rate for such series of the 2026 Notes and the 2027 Notes is subject to adjustment upon the occurrence of certain events. Holders of the 2026 Notes and the 2027 Notes may require us to repurchase all or part of their 2026 Notes and 2027 Notes for cash on February 1, 2024, in the case of the 2026 Notes, and February 1, 2025, in the case of the 2027 Notes, or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the 2026 Notes or the 2027 Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the relevant repurchase date. In addition, on or after February 6, 2024, in the case of the 2026 Notes, and February 6, 2025, in the case of the 2027 Notes, until the 20th scheduled trading day immediately prior to the relevant maturity date, we may redeem the 2026 Notes or the 2027 Notes, as applicable for cash subject to certain conditions, at a redemption price equal to 100% of the principal amount of the 2026 Notes or the 2027 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the relevant optional redemption date. Furthermore, we may redeem all but not part of the 2026 Notes or the 2027 Notes in the event of certain changes in the tax laws. Shortly after the pricing of the 2026 Notes and the 2027 Notes, we entered into separate and individually privately negotiated agreements with certain holders of our outstanding 2024 Notes to exchange approximately US$581.7 million principal amount of the outstanding 2024 Notes for ADSs (each, a “2024 Notes Exchange” and collectively, the “2024 Notes Exchanges”). The 2024 Notes Exchanges closed on January 15, 2021. In connection with the 2024 Notes Exchanges, we also entered into agreements with certain financial institutions that are parties to our existing capped call transactions (which we had entered into in February 2019 in connection with the issuance of the 2024 Notes) shortly after the pricing of the 2026 Notes and the 2027 Notes to terminate a portion of the relevant existing capped call transactions in a notional amount corresponding to the portion of the principal amount of such 2024 Notes exchanged. In connection with such terminations of the existing capped call transactions, we received deliveries of ADSs in such amounts as specified pursuant to such termination agreements on January 15, 2021. Shortly after the consummation of the 2024 Notes Exchanges, we also terminated a portion of the zero-strike call option transactions (which we had entered into in February 2019 in connection with the issuance of the 2024 Notes).

Our principal executive offices are located at Building 20, No. 56 AnTuo Road, Jiading District, Shanghai 201804, PRC. Our telephone number at this address is +86-21-6908-2018. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711. We maintain our website at http://ir.nio.com/. The information contained on, or linked from, our website is not a part of this annual report.

The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

B.          Business Overview

Our Chinese name, Weilai (蔚来), which means Blue Sky Coming, reflects our commitment to a more environmentally friendly future.

We are a pioneer and a leading manufacturer of premium smart electric vehicles. We design, develop, manufacture and sell premium smart electric vehicles, driving innovations in autonomous driving, digital technologies, electric powertrains and batteries. We differentiate ourselves through our continuous technological breakthroughs and innovations, such as our industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as our proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS.

We launched the EP9, an electric supercar, in 2016. The EP9 set a world record as the then fastest all-electric car at the Nürburgring Nordschleife “Green Hell” track in Germany in May 2017, finishing a lap in 6 minutes and 45.90 seconds. Combined with an attractive design and strong driving performance, the EP9 delivers extraordinary acceleration and best-in-class electric powertrain technologies, helping position us as a premium brand.

We launched the ES8, a seven-seater flagship premium smart electric SUV, at our first NIO Day on December 16, 2017, and began making deliveries to users in June 2018. In December 2018, we launched its variant, the six-seater ES8, and began making deliveries to users in March 2019. We launched the all-new ES8 at our third NIO Day on December 28, 2019, and began making deliveries of the all-new ES8 in April 2020. According to JD Power’s 2019 China New Energy Vehicle Experience Index Study published in July 2019, NIO ranked the highest in quality among all electric vehicle brands, and the ES8 ranked the highest in quality among all mid-large battery electric vehicles.

We launched the ES6, a high-performance premium smart electric SUV, at our second NIO Day on December 15, 2018, and began making deliveries to users in June 2019. According to JD Power’s 2020 China New Energy Vehicle Experience Index Study published in September 2020, NIO ranked the highest in quality among all battery electric vehicle brands, and the ES6 ranked the highest in quality among all midsize battery electric vehicles.

We launched the EC6, a premium smart electric coupe SUV, at our third NIO Day on December 28, 2019, and began making deliveries in September 2020. Based on the results released by C-IASI (China Insurance Automotive Safety Index) in January 2021, the EC6 achieved the best safety rating among all models tested by C-IASI in 2020.

As of December 31, 2020, we had delivered a total of 75,641 vehicles cumulatively.

We launched the ET7, a flagship premium smart electric sedan, at our fourth NIO Day on January 9, 2021. The ET7 features NIO’s latest NAD (NIO Autonomous Driving) technology including NIO Adam, a super computing platform, and NIO Aquila, a super sensing system. We will begin making deliveries of ET7 in the first quarter of 2022.

Vehicles

We design, develop, manufacture and sell our vehicles in the premium smart electric vehicle market. We currently sell our vehicles in China and plan to expand into international markets in the near future to capture the fast-growing EV demand.

ES8

The ES8 is a six-seater or seven-seater flagship premium smart electric SUV.

In December 2017, we launched the ES8, which is equipped with our proprietary electric powertrain featuring two 240 kW induction motors. The ES8 can accelerate from zero to 100 kph in 4.4 seconds and brake from 100 kph to a complete stop in 33.8 meters. The ES8 is engineered to meet the five-star C-NCAP (Chinese New Car Assessment Program) safety standards developed by the China Automotive Technology Research Center. With the 70 kWh battery pack, the ES8’s NEDC range reaches up to 355 km.

In December 2019, we launched the all-new ES8 with more than 180 product improvements. With a combination of a 160 kW permanent magnet motor and a 240 kW induction motor, it can accelerate from zero to 100 kph in 4.9 seconds. With the 70 kWh and 100 kWh battery packs, the all-new ES8’s NEDC range reaches up to 415 km and 580 km, respectively.

The all-new ES8 offers the seven-seater version and the six-seater version with pre-subsidy starting prices of RMB468,000 and RMB476,000, respectively.

ES6

The ES6 is a five-seater high-performance premium smart electric SUV.

The ES6 is the world’s first SUV equipped with a combination of a permanent magnet motor (160 kW) and an induction motor (240 kW). It can accelerate from zero to 100 kph in 4.7 seconds and brake from 100 kph to a complete stop in 33.9 meters. With the 70 kWh and 100 kWh battery packs, the ES6’s NEDC range reaches up to 430 km and 610 km, respectively.

The ES6 offers the Sporty version, the Performance version and the Signature edition with pre-subsidy starting prices of RMB358,000, RMB398,000, and RMB468,000, respectively.

EC6

The EC6 is a premium smart electric coupe SUV.

Powered by an electric powertrain of a 160 kW permanent magnet motor and a 240 kW induction motor and a 0.26 drag coefficient driven by its dynamic fastback silhouette, the EC6 is capable of accelerating from zero to 100 kph in 4.5 seconds. It also features a 2.1 square meter panoramic all-glass roof. With the 70 kWh and 100 kWh battery packs, the EC6’s NEDC range reaches up to 440 km and 615 km, respectively.

The EC6 offers the Sporty version, the Performance version, and the Signature edition with pre-subsidy prices of RMB368,000, RMB408,000 and RMB468,000, respectively.

ET7

The ET7 is a flagship premium smart electric sedan.

Boasting the third-generation high-efficiency electric powertrain with SiC power modules featuring a front 180 kW permanent magnet motor and a rear 300 kW induction motor, together with a 0.23 ultra-low drag coefficient, the ET7 is designed to further improve its energy efficiency and accelerate from zero to 100 kph in 3.9 seconds and brake from 100 kph to a complete stop in 33.5 meters. The ET7 is engineered to meet both five-star Chinese and European New Car Assessment Program safety standards. It applies Karuun® renewable rattan for a green and natural experience. The ET7 features NIO’s latest NAD including NIO Adam, our super computing platform, and NIO Aquila, our super sensing system. With the 150 kWh battery pack to be delivered in the fourth quarter of 2022, we expect the ET7 to deliver a NEDC range of up to 1,000 km on a single charge at the set configuration. The ET7 is currently available for pre-order on the NIO app, and we estimate to start delivery of the ET7 in the first quarter of 2022.

Our Key Innovations and Breakthroughs

Since our inception, we have continued to innovate with the goal of consistently creating the most worry-free and convenient experience for our users. We are an industry leader in battery swapping technologies and autonomous driving technologies. Our innovations and breakthroughs differentiate us from our peers, create better user experience, and enhance our users’ confidence in us.

Battery Swapping and BaaS

Since our introduction of the ES8 in 2017, all of our smart electric vehicles have been equipped with proprietary battery swapping technologies, providing our users a “chargeable, swappable, upgradable” experience. In 2020, we launched Battery as a Service, or BaaS, an innovative model which allows users to purchase electric vehicles and subscribe for the usage of battery packs separately. BaaS enables our users to benefit from lower vehicle purchase prices, flexible battery upgrade options and assurance of battery performance.

Battery Swapping

Supported by over 1,200 patented technologies, all of our vehicles support battery swapping. It provides our users with best-in-class “recharging” convenience by simply swapping the user’s battery for another one. In addition, it enables users to enjoy the benefits of battery technology advancements with upgrade options. Our Power Swap station 2.0, which is scheduled to be rolled out in the second quarter of 2021, will significantly increase our service capacity by shortening the battery swapping time to under three minutes and carrying up to 13 battery packs. As of December 31, 2020, we had 172 Power Swap stations covering urban areas and expressways across 74 cities, through which we have completed over 1.4 million battery swaps cumulatively.

BaaS

Enabled by vehicle-battery separation and battery subscription, BaaS offers a chargeable, swappable, upgradable battery usage experience to users. BaaS users enjoy a lower upfront purchase price and flexible subscription options for battery packs of various capacities according to their needs on a monthly or yearly basis, as well as flexibility for battery upgrades in the future. For the quarter ended March 31, 2021, over half of the new orders we received chose BaaS subscriptions.

If users opt to purchase a NIO vehicle and subscribe for the 70 kWh battery pack under BaaS, they can enjoy an RMB70,000 deduction off the original vehicle purchase price while paying a monthly subscription fee of RMB980 for the battery pack. On November 6, 2020, we launched the 100 kWh battery pack with battery upgrade plans. If users opt to purchase a NIO vehicle and subscribe for the 100 kWh battery pack under BaaS, they can enjoy an RMB128,000 deduction off the original vehicle purchase price while paying a monthly subscription fee of RMB1,480. Users who currently have the 70 kWh battery pack with the intention to upgrade their batteries can choose to either purchase a 100 kWh battery pack for a permanent upgrade or pay a monthly subscription fee of RMB880 for a flexible upgrade. Meanwhile, users will continue to enjoy the existing favorable policies such as purchase tax exemption and government subsidies for electric vehicles. In January 2021, we launched our 150 kWh battery pack with cutting-edge technologies. Under BaaS, users will be able to enjoy flexible upgrades to 150 kWh battery pack or other future battery options as the battery technologies evolve.

Autonomous Driving and ADaaS

We believe that autonomous driving is the core of smart electric vehicles and it has been our focus from day one. We have gradually built up our full stack in-house autonomous driving capabilities and successfully delivered competitive products including NIO Pilot, our enhanced ADAS. We are also about to roll out our industry-leading NIO Autonomous Driving, or NAD, to our users.

We are one of the first auto companies in China to offer enhanced ADAS capabilities. The NIO Pilot hardware consists of 23 sensors, including a front-facing trifocal camera, four exterior surround cameras, five millimeter-wave radars, 12 ultrasonic sensors, and an interior driver monitoring camera. NIO Pilot has a built-in algorithm that leverages data across the entire vehicle fleet for fleet learning and crowd AI analysis, and runs new features under the shadow mode without materially impacting driver safety or vehicle operation. This allows us to fully test and validate the features before releasing them to the users. Our smart data management system can enable us to validate and improve algorithms using millions of miles of empirical data.

As of December 31, 2020, we have successfully rolled out many industry-leading features for NIO Pilot, including NOP (Navigate on Pilot), shiftless automatic parking assist with fusion, nearby summon, forward collision warning, automatic emergency braking, automatic high beam, auto lane change, lane departure warning, blind spot detection, front and rear cross-traffic alert, side door opening warning, and side distance indication. We plan to improve the existing features and roll out more features of the NIO Pilot going forward.

In January 2021, we announced NIO Autonomous Driving, or NAD, our next generation, proprietary full stack autonomous driving technology. We have built up the NAD capability with in-house developed perception algorithms, localization and control strategy and platform software. The technology comprises a super computing platform called NIO Adam and a super sensing system called NIO Aquila. NIO Adam’s core is made up of four NVIDIA DRIVE Orin system-on-chips, or SoCs, while NIO Aquila features 33 high-performance sensing units, including 11 high-resolution cameras, one ultra-long-range high-resolution LiDAR, five millimeter-wave radars and 12 ultrasonic sensors. NAD is expected to gradually cover use cases from expressways, urban roads, parking, battery swapping to other domains to deliver a safer and more relaxing autonomous driving experience for our users and is first available on the ET7. We plan to roll out the NAD through a RMB680 monthly subscription under ADaaS in early 2022.

Research and Development

We have strategically focused on building in-house capabilities in software and hardware development to control the design and development of the vehicle software and hardware architecture and the critical components that go into our products and services to deliver an optimal experience for our users. Our proprietary technologies, including battery swapping, autonomous driving, digital technologies, electric powertrain, battery and software-driven technologies, among others, are cutting-edge and differentiate us from our competitors. Our capabilities have given us greater flexibility to continually improve our current products and allow us to launch new products more rapidly. By integrating these industry-leading technologies, all our vehicles can create a relaxing, interactive, intelligent and immersive experience for our users.

Digital Technologies

Digital Cockpit

Our digital cockpit has an AI-driven, scalable and flexible architecture that presents users with an intelligent and immersive digital experience. The ES8, ES6, EC6 adopts NVIDIA PARKER SoC and the ET7 uses the 3rd Generation Qualcomm® Snapdragon™ Automotive Cockpit Platform for in-car digital cockpit. Inside our digital cockpit, NOMI, our in-car AI companion, can listen to, communicate and interact with users to build a strong emotional connection between vehicles and users. We have built flexibility into our digital cockpit, so that we can continue to update the NIO Operating System, or NIO OS, with new features and applications through software-over-the-air, or SOTA, updates.

At our third NIO Day, we launched our second-generation NOMI with a AMOLED full-circular display. At our fourth NIO Day, we launched our second-generation smart cockpit, boosting capabilities such as AI computing and image and media processing by a large margin.

We plan to introduce NIO OS for European users in the second half of 2021, which will provide customizations and upgrades appropriate for a broader user base.

Digital System

Digital system is the foundation for us to achieve continuous upgrade, the digital platform for building our own proprietary software and algorithms and the security system for deep reassurance.

We are one of the first automobile manufacturers in China that have both FOTA and SOTA capabilities. FOTA updates enable us to upgrade the operating firmware down to the individual programmable Electronic Control Unit level across the vehicle's core systems, such as digital cockpit, autonomous driving domain controller and electric powertrain. FOTA and SOTA technologies allow us to fix bugs and remotely install new features and services after a vehicle has already been delivered to users, reduce the cost and time of marketing new feature roll-outs and continuously improve the user experience throughout the lifecycle.

On top of our proprietary software architecture and cloud data platform, NVOS (NIO Vehicle Operating System), our vehicle digital system, has what we believe to be the industry-leading connectivity and remote service capabilities with an end-to-end security framework. It features comprehensive connectivity capabilities, including smart antenna, 5G, UWB, Wi-Fi 6, 5.2 Bluetooth and V2X, and offers 360-degree and multi-dimensional cyber security capabilities to protect user privacy and safety. It enables a superior driver and passenger experience by syncing vehicle settings, user preferences and user accounts and offering instant remote vehicle diagnostics with respect to faults, alerts and logs to our service and maintenance team.

Utilizing our NIO Technology Platform 2.0, the NVOS will boast a common SOA (service-oriented architecture) middleware across multiple MCUs (micro-controller unit) and the gateway, providing flexibility and efficiency for vehicle software development and achieving great feature competitiveness and AI-driven user experiences.

With our globalization efforts to expand to more markets, we plan to localize connectivity services in line with different laws and regulations in various regions, including the General Data Protection Regulation.

Electric Powertrain and Battery

Electric Powertrain

Starting from our first product, we have designed, developed and manufactured our own proprietary electric powertrains in-house.

Our electric powertrains are designed specifically for NIO's vehicles, and through FOTA, we are able to continue to improve and update, and adjust according to our users' driving behavior. Our dual-motor configuration offers a 240 kW induction motor both in the front and rear on the first-generation electric powertrain, a 160 kW permanent magnet motor and a 240 kW induction motor on the second-generation electric powertrain and a 180 kW permanent magnet motor and a 300 kW induction motor on the third-generation electric powertrain.

The third-generation electric powertrain will feature Silicon Carbide power modules which can minimize the switching loss compared with Insulated Gate Bipolar Transistor. It can improve supply efficiency with simpler cooling measures and reduce the size of peripheral components due to higher frequency operation.

Battery

We are committed to the research, development and innovations in battery technologies. Our battery packs are based on high energy density battery cells, self-developed liquid-cooled battery packaging, a state-of-the-art battery management system and swapping mechanism. In particular, our battery management system provides real-time monitoring of the vehicle insulation status and features a comprehensive fault diagnosis mechanism to ensure the safety and reliability of battery pack use.

Currently, we offer two battery options: 70 kWh and 100 kWh. The 70 kWh battery pack is designed, developed and manufactured in-house. It comprises cutting-edge NCM (nickel-cobalt-manganese) prismatic cells, liquid cooling thermal system and intelligent battery management system. With proprietary patents, the 100 kWh CTP (cell-to-pack) battery features thermal propagation prevention, highly integrated design, all climate thermal management and bi-directional cloud BMS. In January 2021, we announced the 150 kWh battery pack with the next generation battery technology. We plan to start delivering the 150 kWh battery pack in the fourth quarter of 2022.

Design Capabilities and Software-driven Vehicle Technologies

We have significant in-house vehicle design and engineering capabilities, which cover all major areas of vehicle development starting from concept to completion with a special focus on software-driven technologies.

Our global design team has comprehensive design capabilities across the board, from brand, vehicles, user interface/user experience, lifestyle products to accessories. Besides having best-in-class engineering capabilities in the field of aerodynamics, handling, comfort and efficient thermal management, our team has also developed in-house software-driven vehicle technologies, such as the NIO 4D Dynamics. Utilizing NAD, HD mapping and vehicle sensing system, NIO 4D Dynamics, which is an advanced smart suspension application, achieves uncompromised comfort by proactively orchestrating the response of vehicle actuators (springs, dampers, steering and brakes) to road events and smoothening the primary and secondary body motions.

Worldwide Research and Development Footprint

We have strategically located our offices in locations where we believe we will have access to the best talent. Our global engineering center is located in Shanghai, our design center is in Munich and our software and autonomous driving technology center is located in San Jose.

Shanghai

We have vehicle engineering, smart hardware, autonomous driving, digital cockpit, digital system, product planning, NIO app, design, electric powertrain and battery teams in Shanghai. They coordinate our global R&D efforts across different regions and integrate all the technologies into our products. More than half of the patents obtained globally by us originated from our teams in Shanghai.

Beijing

We have digital cockpit, digital system, digital development and autonomous driving teams in Beijing. The focus of our Beijing research and development teams is on full stack AI technologies to power NOMI and engineering efforts to enable continuous upgrade of digital experience through FOTA. The teams are also responsible for the Internet of Vehicles including design, implementation, maintenance and support of the system.

Hefei

Our teams in Hefei mainly focus on vehicle engineering, manufacturing engineering, test and quality.

Silicon Valley

Our teams in San Jose focus on innovations in the areas of autonomous driving, smart hardware, digital cockpit, and digital system, including vehicle operating system and digital security.

Munich

Our Munich office is primarily responsible for our product and brand design, focusing on vehicle interior and exterior design, user interface design, brand design and other product design.

United Kingdom

Our engineering teams in Oxford focus on computer-aided engineering and advanced vehicle engineering.

User Development and User Community

We reach out to and engage with our users directly through our own online and offline platforms, including NIO app, NIO Houses and NIO Spaces, and aim to build a community where we share joy and grow together with our users.

NIO App

NIO app, our mobile application, is designed to be a portal not only for selling cars where users can place orders for and configure all NIO vehicles, but also for vehicle control, service access and NIO Life product purchase, and most importantly, an online platform for our community.

Our NIO app had over 1,600,000 registered users as of December 31, 2020, and approximately 168,000 daily active users on peak days in 2020.

NIO House and NIO Space

NIO Houses and NIO Spaces serve as the offline channels for us to reach out to and serve our users, as well as the offline platforms for NIO user community.

NIO Houses have showroom functions while serve as a clubhouse for our users and their friends. We opened our first NIO House in Beijing in November 2017. As of December 31, 2020, we had 23 NIO Houses in total, mainly in tier-one and tier-two cities in China.

NIO Spaces are mainly showrooms for our brand, vehicles and services. Compared with NIO Houses, NIO Spaces are generally smaller in scale, more delicate and sales-focused. We opened our first NIO Space in Shanghai in August 2019. As of December 31, 2020, we had 181 NIO Spaces in 113 cities.

NIO Day and NIO Events

Our annual NIO Day is an event jointly hosted by NIO and our users where we launch our new products and technologies and celebrate the user community.

In December 2017 in Beijing, we held our first NIO Day and launched the ES8. In December 2018 in Shanghai, we held our second NIO Day and launched the ES6. In December 2019 in Shenzhen, we held the third NIO Day and launched the EC6 and the all-new ES8. In January 2021 in Chengdu, we held the fourth NIO Day and launched the ET7. Our users have taken the lead in the planning and organization of the recent two NIO Days. We believe that NIO Day gives us an opportunity to interact with our current and prospective users while providing us with more publicity and brand awareness. In addition, we organized various online and offline activities in the NIO user community, such as EP Club, NIO Summer, NIO User Volunteers and NIO User Clubs.

NIO Life

We have established our lifestyle brand NIO Life, which has an online store on NIO app where users can purchase NIO lifestyle products. The product categories include apparels, home and living, travel and bags, consumer electronics, car life, food and wines. Since we launched our online store in December 2016, over 2,600,000 NIO Life items have been delivered to our users through online and offline channels as of December 31, 2020.

NIO Points

We provide users with NIO Points to encourage user engagement and positive user behavior, such as to keep a safe driving record. NIO Points are earned, among other things, through the welcome packages upon the purchase of NIO vehicles, referrals for test drives and vehicle purchases, and active engagement in the user community. NIO Points can be used, both at our online store and at our NIO Houses and some of the NIO Spaces. In addition, we have set up the Blue Point Plan, under which we help users to certify emission reductions and trade carbon credits and reward them with NIO Points in return.

NIO User Trust

In conjunction with our pursuit of being a user enterprise and with the goal of building a deeper connection between NIO and our users, Mr. Bin Li, our chairman of the board of directors and chief executive officer, transferred a certain amount of his ordinary shares to NIO User Trust in January 2019. Our users have the opportunity to discuss and propose the use of the economic benefits from the shares in NIO User Trust through a User Council consisting of members of our user community elected by our users. The User Council helps coordinate user activities in our community. The current second User Council has decided to focus their work on user care, industry sub-communities, public welfare and environmental protection in 2021.

Formula E

We sponsor a Formula E team currently named as NIO 333, which is a racing team that competes in the Fédération Internationale de l’Automobile, or FIA, Formula E championship electric racing series. The team, previously operated by us under other names, has participated in the FIA Formula E Championship ever since its inaugural season (2014) and had won the first FIA Formula E Drivers' Championship. NIO 333 Formula E team currently competes in the 2021 racing season with our company as its primary sponsor.

Formula E Student China

We are the sponsor of the Formula E Student China, a competition event where college students design and race electric racing vehicles, allowing us to nurture the young talent for the future of the automotive industry.

Power Solutions

We offer a comprehensive and innovative suite of power solutions to address the charging and swapping needs of our users. Our power solutions include home charging called Power Home, battery swapping called Power Swap, supercharging called Power Charger, and mobile charging called Power Mobile, all of which are connected to cloud-enabled Power Cloud, which synchronizes users’ power consumption information and our power network, and intelligently suggests the appropriate services, according to the users’ locations and power consumption patterns. Our users not only get to check the availability of charging and swapping resources of NIO’s own network, but also have access to a network of public chargers and their real-time information through the Power Map on our NIO app. In addition, we offer our users our One Click for Power valet service where we pick up, charge and then return the vehicle. Our goal is to provide the most convenient power solutions to our users.

Power Home

Through Power Home, we install home chargers at our users’ homes whenever the installation is feasible. Currently we are offering our users standard 7 kW and high-speed 20 kW smart home chargers. The first 7 kW Power Home and basic installation are included in the price of the vehicle though there may be charges in certain circumstances. The high-speed 20 kW Power Home Plus can reduce the charging time to one-third and is provided at an additional cost.

Power Swap

All of our vehicles support battery swapping. Our Power Swap station 1.0 has a typical size of approximately three parking spaces and accommodates 5 battery packs. Once a vehicle is parked in the swap station and the swap function is activated, battery swapping will take place within minutes. The Power Swap station 2.0 is designed to accommodate up to 13 battery packs to substantially boost the daily service capacity of the battery swap stations, and we estimate we will start the deployment of the Power Swap station 2.0 from the second quarter of 2021.

We plan to further enhance the efficiency of the battery swap stations and to strategically deploy more swap stations in selected geographical areas to ensure consistent optimal battery swap experience for our users as the number of our vehicles sold grows.

Power Charger

Through Power Charger, our supercharging piles, we provide our users a fast and reliable power solution. Users are able to locate, use and pay for the charging through our NIO app. Our Power Chargers are of a slim design and are located in parking lots and other locations easily accessible to our users, with a maximum output power of 105 kW and 250 ampere.

As of December 31, 2020, we had 792 Power Chargers in operation, covering 53 major cities. We plan to further enhance the efficiency and expand the deployment of our Power Chargers to cater to the growing user demand.

Power Mobile

Through Power Mobile, we provide charging services through fast charging vans with our proprietary fast-charging technologies, supplementing our charging and swapping network. Users are able to book Power Mobile services in advance through our NIO app.

As of December 31, 2020, we had 318 Power Mobile vans in operation. We regularly adjust the deployment of Power Mobile vans in China based on our user distribution and user needs and plan to improve the efficiency of these NIO Power Mobile vans to create better experiences for users.

Power Map

In addition to our own charging and swapping network, our users have access to a network of public chargers and their real-time information through the Power Map on our NIO app, which consisted of over 380,000 publicly accessible charging piles as of December 31, 2020. In order to further improve user experience, we have been working to increase the number of chargers with data synchronized to our Power Cloud.

One Click for Power

We offer our users our One Click for Power valet service. Through our NIO app, a user can have our team pick up his or her vehicle at the user’s designated parking location for valet charging or swapping. One Click for Power service is available to users through our energy package or on a pay-per-use basis.

Service and Warranty

Our users can access a full suite of innovative services on our NIO app, as part of our strategy of redefining the user experience. In addition to our battery swapping services, BaaS and NIO Power solutions described above, we offer our users NIO Service, primarily through our worry-free service package and worry-free insurance package. We believe our service capability is among the core competitiveness we possess.

Service

Service Network

We currently provide servicing both through NIO service centers and authorized third-party service centers, both of which provide repair, maintenance and bodywork services.

For our NIO service centers, we have dedicated qualified technicians who receive regular professional trainings and skill tests, which ensures high-quality user services. As of December 31, 2020, we had 28 NIO service centers across 21 cities. For authorized third-party service centers, we have a devoted management team to carefully select and bring authorized service centers into our network, most with experience servicing high-end branded vehicles. As of December 31, 2020, we had 159 authorized service centers across 120 cities.

In addition to our service centers, we have deployed 220 service vans serving users’ needs in different regions as of December 31, 2020.

Service Package

We offer our users a worry-free service package, which provides statutory and third-party liability and vehicle damage insurance through third-party insurers, repair and routine maintenance services, courtesy cars, roadside assistances and enhanced data packages, among other services with a starting price of RMB11,600 per year for new vehicles.

Users are able to arrange for vehicle services using our NIO app. At the user’s request, we pick up the car, arrange for maintenance and repair services, and then return the car to the user once the services are done. We will also assist the user in engaging with the insurance company and provide necessary support when it is needed.

In addition to the worry-free service package, we have also started to offer a worry-free insurance package since March 1, 2020. Users can supplement their insurance with designated insurance providers, and pay RMB1,680 per year for NIO’s competitive maintenance and paint-repair services, courtesy cars, roadside assistances, enhanced data packages and other additional services.

Auto Financing

We currently have agreements with several commercial banks in China, pursuant to which we assist users across China in acquiring financing when they purchase our vehicles. We also offer auto financing arrangements to users directly through our subsidiaries.

NIO Certified (Used Vehicle Service)

In January 2021, we launched NIO Certified, our used vehicle service, to provide high-quality services for used NIO vehicle transactions. We have developed the capabilities in the major cities in China to cover services including vehicle inspection, evaluation, acquisition and sales. If users are interested in purchasing used NIO vehicles, they can directly find the product information and place orders on our NIO app.

Warranty Policy

For an initial retail purchaser of a new NIO vehicle, we provide an extended warranty in China subject to certain conditions, including, among others, that the extended warranty only applies for the initial retail purchaser of the new vehicle and not for any subsequent buyers of the vehicle; the user must service the vehicle only with us or one of our authorized service centers; and the vehicle must not have experienced any major accident. As required under relevant PRC law, we also provide (i) a bumper-to-bumper three-year or 120,000-km warranty, (ii) for critical EV components (battery packs, electric motors, power electric units and vehicle control units), an eight-year or 120,000-km warranty, and (iii) a two-year or 50,000-km warranty covering vehicle repair, replacement and refund. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our warranty reserves may be insufficient to cover future warranty claims which could adversely affect our financial performance.”

Supply Chain, Manufacturing and Quality Assurance

We view the suppliers and manufacturers we work with as key partners in our vehicle development process. We aim to leverage our partners’ industry expertise to ensure that each vehicle we produce meets our strict quality standards.

Supply Chain

We work with global and local supply chain partners while the majority of our supply base is located in China, which enables us to acquire supplies more quickly and reduces the overall logistics-related cost.

We obtain systems, components, raw materials, parts, manufacturing equipment and other supplies and services from suppliers which we believe to be reputable and reliable. We follow our internal process to source suppliers taking into account quality, cost and timing. We continuously innovate our supply chain in order to establish a more effective and diverse supply chain system. We actively cultivate partnerships with suppliers that have innovative technological capabilities and cost advantages, thereby increasing the competitiveness and innovativeness of our supply chain.

While we obtain components from multiple sources whenever possible, many of the components used in our vehicles are purchased from a single source. Eventually we plan to implement a multi-source volume purchasing strategy in order to reduce our reliance on sole source suppliers.

We hold our suppliers to high ethical standards of code of conducts in areas such as human rights, labor conventions, environmental protection and anti-corruption, and incorporate these standards in our cooperation agreements with our suppliers.

Manufacturing

Partnership with JAC

We entered into an arrangement with Jianghuai Automobile Group Co., Ltd., or JAC, a major state-owned automobile manufacturer in China, for manufacturing the ES8 for five years starting from May 2016, which may be renewed as agreed by JAC and us. In April 2019 and March 2020, we entered into supplemental manufacturing cooperation agreements with JAC for the manufacture of the ES6 and the EC6, respectively. In March 2021, we entered into definitive agreements with JAC to establish a joint venture for manufacturing management and operations with a registered capital of RMB500 million where we hold 49% equity interests.

JAC has a 50-year history in automotive manufacturing of passenger and commercial vehicles. JAC has in-house development, manufacturing, and testing capabilities for new energy vehicles, and is an established player in China’s new energy vehicle market. JAC has built a brand-new world-class factory with an annual production capacity of 120,000 units for the production of the ES8, ES6 and EC6, and potentially for ET7 and other future vehicles with us. Pursuant to the current agreements with JAC, we pay JAC on a per-vehicle basis.

The factory has state-of-the-art production facilities and techniques, and also applies environmentally friendly techniques and uses renewable energy. We exercise significant control in the manufacturing partnership with JAC in order to ensure high quality standards. We conduct product development, provide supply chain systems, set production technique standards, and put in place quality management systems. We developed a manufacturing process development and simulation platform to reduce defects in process development to the extent possible. We apply the NIO lean manufacturing system in the JAC-NIO plant to improve execution efficiency and quality.

We place great emphasis on the environment, health and safety, or EHS, management of the factory at JAC. We have worked with JAC to establish a set of factory safety guidelines and provide EHS trainings to ensure that the factory is operating in accordance with safety regulations. In addition, we are partnering with various suppliers and academic institutions to standardize the scrap and recycle process at the factory, aiming to maximize the lifetime value of all used vehicle components and parts.

Advanced Manufacturing Technology and Engineering Center

We have established our Advanced Manufacturing Technology and Engineering Center, or AMTEC, in Nanjing for the production of electric powertrains and 70 kWh battery packs, and a joint venture with Zhengli Investment Co., Ltd. in Changshu for the production of 70 kWh battery packs. Nanjing AMTEC Phase I was completed in August 2016, and Phase II was completed in 2019. The plant and ancillary facilities of Nanjing AMTEC Phase I have a building area of 64,000 square meters and mainly produce electric motors and electric drive components with a planned capacity of up to 300,000 electric motors annually. The Nanjing AMTEC Phase II has a building area of 42,800 square meters and production facilities for both electric motors and 70 kWh battery packs. Its production lines are highly automated and flexible with advanced MES systems and AGVs, and were put into operation in June 2019.

Quality Assurance

We aim to deliver high-quality products and services to our users in line with our core values and commitments. We believe that our quality assurance systems are the key to ensuring the delivery of high-quality products and services, and to minimize waste and to maximize efficiency. We strongly emphasize quality management across all business functions, including product development, manufacturing, partner quality management, procurement, power solutions, user experience, service and logistics. Our quality management groups are responsible for our overall quality strategy, quality systems and processes, quality culture, and general quality management implementation.

Certain Other Cooperation Arrangements

Hefei Strategic Investors

On April 29, 2020, we entered into an investment agreement, or the initial investment agreement, and a shareholders agreement, or the initial shareholders agreement (collectively, the initial agreements), for investments into NIO Holding Co., Ltd. (previously known as NIO (Anhui) Holding Co., Ltd.), or NIO China, a legal entity wholly owned by us pre-investment, with Hefei City Construction and Investment Holding (Group) Co., Ltd. (“Hefei Construction Co.”), CMG-SDIC Capital Co., Ltd. (“SDIC”) and Anhui Provincial Emerging Industry Investment Co., Ltd. (“Anhui High-tech Co.”).

Pursuant to the initial agreements, each investor may designate a fund managed by it or a third party, as applicable, to perform the investment obligations and assume other rights and obligations under the initial agreements. Accordingly, on May 30, 2020, we entered into respective supplemental agreements I to the initial agreements with the investors and their respective designated funds, Jianheng New Energy Fund, Advanced Manufacturing Industry Investment Fund and New Energy Automobile Fund. Under the supplemental agreements I, (i) Hefei Construction Co. designated Jianheng New Energy Fund to assume all of its rights and obligations under the initial agreements, (ii) SDIC designated Advanced Manufacturing Industry Investment Fund to assume all of its rights and obligations under the initial agreements, (iii) Anhui High-tech Co. designated New Energy Automobile Fund to perform a portion of its investment obligations under the investment agreement and assume the corresponding rights and obligations under the initial agreements, and (iv) Anhui High-tech Co. will continue to perform the remaining of its investment and other obligations not assigned to New Energy Automobile Fund and enjoy its rights under the initial agreements. On June 5, 2020, NIO China updated its Industrial and Commercial Registration to reflect, among others, Jianheng New Energy Fund, Advanced Manufacturing Industry Investment Fund, Anhui High-tech Co. and New Energy Automobile Fund as NIO China’s investors. On June 18, 2020, we entered into respective supplemental agreements II with the parties to the supplemental agreements I and Anhui Provincial Sanzhong Yichuang Industry Development Fund Co., Ltd., another designated fund of Anhui High-tech Co. Under the supplemental agreements II, Anhui High-tech Co. designated Anhui Provincial Sanzhong Yichuang Industry Development Fund Co., Ltd. to assume its remaining rights and obligations under the initial agreements that had not been assigned to New Energy Automobile Fund pursuant to the supplemental agreements I.

The initial investment agreement, as amended and supplemented, is referred to as the Hefei Investment Agreement, and the initial shareholders agreement, as amended and supplemented, is referred to as the Hefei Shareholders Agreement in this annual report. The Hefei Investment Agreement and the Hefei Shareholders Agreement are collective referred to as Hefei Agreements in this annual report, and the group of investors with whom we entered into the Hefei Agreements are referred to as the Hefei Strategic Investors in this annual report.

Under the Hefei Investment Agreement, the Hefei Strategic Investors agreed to invest an aggregate of RMB7 billion in cash into NIO China. We agreed to inject our core businesses and assets in China, including vehicle research and development, supply chain, sales and services and NIO Power, or together as the Asset Consideration, into NIO China. The Asset Consideration is valued at RMB17.77 billion, as calculated based on 85% of the market value of our company (calculated based on our average ADS trading price over the thirty public trading days preceding April 21, 2020). Further, we agreed to invest RMB4.26 billion in cash into NIO China. Pursuant to the Hefei Shareholders Agreement, upon the completion of the investments, we would hold 75.885% of controlling equity interests in NIO China, and the Hefei Strategic Investors would collectively hold the remaining 24.115%.

Pursuant to the Hefei Investment Agreement, the Hefei Strategic Investors and we agreed to each inject cash into NIO China in five installments. Moreover, the Asset Consideration will be injected into NIO China in several phases, with the last phase to be injected within one year of closing, subject to certain post-closing price adjustment mechanism.

Pursuant to the Hefei Agreements, NIO China will establish its headquarters in the Hefei Economic and Technological Development Area, or the HETA, where our main manufacturing hub is located, for its business operation, research and development, sales and services, supply chain and manufacturing functions. We will collaborate with the Hefei Strategic Investors and HETA to develop NIO China’s business and to support the accelerated development of the smart electric vehicle sectors in Hefei in the future. In addition, NIO China could enjoy a series of subsidies and support from HETA, including rent subsidies, financial support and preferential tax treatment, when NIO China meets certain performance criteria, such as targets for manufacturing capacity, procurement amount and vehicle sales.

Pursuant to the Hefei Shareholders Agreement, the Hefei Strategic Investors have certain minority shareholder rights, including, among others, the right of first refusal, co-sale right, preemptive right, anti-dilution right, redemption right, liquidation preference and conditional drag-along right. In particular, the following rights, among others, directly relate to obligations of NIO Inc.:

Redemption right. The Hefei Strategic Investors may require us or our Hong Kong holding vehicles to redeem all or a portion of the shares of NIO China held by the Hefei Strategic Investors at a redemption price of the total amount of the investment price equal to the Hefei Strategic Investors plus an investment income calculated at a compound rate of 8.5% per annum upon the occurrence of certain events.

Share transfer restriction. Before NIO China completes its potential qualified initial public offering, without the prior written consent of the Hefei Strategic Investors, we may not directly or indirectly transfer, pledge or otherwise dispose of NIO China’s shares to a third party that may result in our shareholding in NIO China fall below 60%. Without the prior written consent of the Hefei Strategic Investors, we have the right to directly or indirectly transfer, pledge or otherwise dispose of no more than 15% of NIO China’s shares. A qualified initial public offering refers to an initial public offering approved, registered or filed with the China Securities Regulatory Commission, Shanghai Stock Exchange, Shenzhen Stock Exchange or other overseas securities issuance review agencies jointly approved by all shareholders of NIO China, and NIO China’s shares are issued and listed on the stock exchange market recognized by all shareholders of NIO China.

NIO Parties’ Redemption Right. Before NIO China is converted into a company limited by shares for the purpose of its qualified initial public offering, we and/or our designated third party have the right to redeem half of the shares Jianheng New Energy Fund acquired through this investment. The redemption price will be the higher of the following (a) the amount of the total paid-in capital increase price in respect of the equity interests to be purchased by us or our designated parties, plus investment income calculated at a simple interest rate of 10% per annum; and (b) the value of the equity interests to be redeemed by us or our designated parties determined based on the valuation of NIO China in the most recent round of financing.

NIO’s Capital Increase right. Before December 31, 2021, we and our affiliates designated by us have the right to unilaterally subscribe for up to US$600 million purchase price of the then newly increased registered capital of NIO China, at the same subscription price at which the Hefei Strategic Investors invested in NIO China pursuant to the Hefei Agreements.

Subsequent to the entry into the Hefei Agreements, the cash contribution obligations of us and the Hefei Strategic Partners have all been fulfilled and we have exercised our redemption right and capital increase right described above. In particular, in connection with our exercise of our redemption right, we, through one of our wholly-owned subsidiaries, redeemed from Jianheng New Energy Fund 50% of the equity interests in NIO China then held by the Jianheng New Energy Fund in September 2020, which accounted for 8.612% equity interests in NIO China, and the total consideration we paid for such redemption was RMB511.5 million, consisting of the actual capital increase payment Jianheng New Energy Fund had made plus prorated interest accrued at an interest rate of 10% per annum. In addition, we assumed Jianheng New Energy Fund's remaining cash contribution obligation of RMB2.0 billion. In connection with our exercise of our capital increase right, we, through one of our wholly-owned subsidiaries, subscribed for newly increased registered capital of NIO China at a consideration of US$600 million. In addition, in February 2021, we, through one of our wholly-owned subsidiaries, also purchased from two of the Hefei Strategic Investors an aggregate of 3.305% equity interests in NIO China for a total consideration of RMB5.5 billion and subscribed for newly increased registered capital of NIO China at a subscription price of RMB10.0 billion.

As a result of these transactions, as of the date of this annual report, the registered capital of NIO China is approximately RMB6.167 billion, and we hold 90.360% controlling equity interests in NIO China. We are fulfilling our other obligations, including injecting the Asset Consideration into NIO China, in accordance with the Hefei Agreements.

For more information on the provisions of the Hefei Agreements, please refer to exhibits 4.30 to 4.38 of this annual report.

Hefei Government

On February 4, 2021, NIO China entered into a further collaboration framework agreement with the municipal government of Hefei, Anhui province, where NIO China’s headquarters is located. Under the framework agreement, among other things, Hefei government and NIO China agreed in principle to jointly build a world-class industrial campus to support the development and innovations of the smart electric vehicle industry and related supply chains led by NIO China. In addition, Hefei government and its associated parties plan to re-invest their returns from the equity investments in NIO China to support the further cooperation in Hefei. The framework agreement is preliminary in nature, and its implementation will be subject to legally binding definitive transaction documents to be discussed and entered into further.

Battery Asset Company

On August 18, 2020, we and the Battery Asset Company Investors jointly established Wuhan Weineng Battery Asset Co., Ltd., or the Battery Asset Company. We and the Battery Asset Company Investors each invested RMB200 million and held 25% equity interests in the Battery Asset Company. The Battery Asset Company is dedicated to purchasing and owning the assets of battery packs which are subscribed by users under BaaS. We and the Battery Asset Company Investors will jointly provide comprehensive support to the development of the Battery Asset Company in user operations, technologies, funding and infrastructure. In December 2020, the Battery Asset Company entered into a definitive agreement with certain third-party investors in connection with their additional RMB640 million investment in the Battery Asset Company. Upon the consummation of this transaction, our equity interests in the Battery Asset Company would be diluted to approximately 13.9%.

GAC

In April 2018, we and other partners, including GAC, jointly established a joint venture company, GAC-NIO New Energy Vehicle Technology Co., Ltd., or GAC JV. We currently hold approximately 4.5% equity interests in GAC JV. The joint venture mainly engages in electric vehicles and parts development, sales and services under its own brand Hycan He Chuang.

Changan

In January 2018, we and Changan set up a joint venture, Changan NIO Renewable Automobile Co., Ltd., or the Changan JV. We currently hold 4.62% equity interests in the Changan JV. The joint venture may provide services, such as design or development of vehicles or components, sales and after-sale service, sales of automotive parts and EV-related technology services.

Mobileye

In November 2019, we entered into a strategic collaboration with Mobileye on the development of highly automated and autonomous vehicles (AV) for consumer markets and driverless ride-hailing services in China and other major territories. Upon the expiration of the previous strategic collaboration, in January 2021, we entered into another strategic collaboration arrangement with Mobileye, pursuant to which we will provide Mobileye with customized smart electric vehicles for Mobileye’s driverless ride-hailing services in certain overseas jurisdictions.

Competition

Competition in the automotive industry is intense and evolving. We believe the impact of shifting user needs and expectations, favorable government policies towards new energy vehicles, expanding charging infrastructure, and technological advances in electric components are causing the industry to evolve in the direction of electric-based vehicles. We believe the primary competitive factors in our markets are:

•pricing;

•technological innovation;

•vehicle performance, quality and safety;

•service and charging options;

•user experience;

•design and styling; and

•manufacturing efficiency.

The China automotive market is generally competitive. We have strategically entered into this market in the premium smart EV segment in which there is limited competition relative to other segments. However, we expect this segment will become more competitive in the future. We also expect that we will compete with international competitors, including Tesla. Our vehicles also compete with ICE vehicles in the premium segment. Given the quality and performance of the ES8, the ES6, the EC6 and the ET7, and their attractive pricing, we believe that we are strategically positioned in China’s premium smart electric vehicle market.

Intellectual Property

We have significant capabilities in the areas of vehicle engineering, development and design. As a result, we have developed a number of proprietary systems and technologies. As a result, our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications and trade secrets, including employee and third-party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. As of December 31, 2020, we had 2,654 issued patents and 1,397 pending patent applications, 3,373 registered trademarks and 804 pending trademark applications in the United States, China, Europe and other jurisdictions. As of December 31, 2020, we also held or otherwise had the legal right to use 133 registered copyrights for software or works of art and 686 registered domain names, including www.nio.io. We intend to continue to file additional patent applications with respect to our technology.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations and Approvals Covering the Manufacturing of Pure Battery Electric Passenger Vehicles

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

According to the Regulations on the Administration of Newly Established Pure Electric Passenger Vehicle Enterprises, or the New Electric Passenger Vehicle Enterprise Regulations, which became effective on July 10, 2015, before our vehicles (including our current vehicles manufactured in cooperation with JAC) can be added to the Announcement of Vehicle Manufacturers and Products, or the Manufacturers and Products Announcement, issued by the MIIT, a procedure that is required in order for our vehicles to be approved for manufacture and sale in China, our vehicles must meet the applicable requirements set forth in relevant laws and regulations. Such relevant laws and regulations include, among others, the Administrative Rules on the Admission of New Energy Vehicle Manufacturers and Products, or the MIIT Admission Rules, which became effective on July 1, 2017 and were amended on July 24, 2020, and the Administrative Rules on the Admission of Passenger Vehicles Manufacturer and Products, which became effective on January 1, 2012, and pass the review by the MIIT. NEVs that have entered into the Manufacturers and Products Announcement are required to undergo regular inspection every three years by the MIIT so that the MIIT may determine whether the vehicles remain qualified to stay in the Manufacturers and Products Announcement.

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

Regulations on Compulsory Product Certification

Under the Administrative Regulations on Compulsory Product Certification which was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine, or the QSIQ (which has been merged into the SAMR), on July 3, 2009 and became effective on September 1, 2009, and the List of the First Batch of Products Subject to Compulsory Product Certification which was promulgated by the QSIQ in association with the State Certification and Accreditation Administration Committee on December 3, 2001 and became effective on May 1, 2002, the QSIQ is responsible for the regulation and quality certification of automobiles. Automobiles and parts and components must not be sold, exported or used in operating activities until they are certified by designated certification authorities of the PRC as qualified products and granted certification marks.

Regulations on Electric Vehicle Charging Infrastructure

Pursuant to the Guidance Opinions of the General Office of the State Council on Accelerating the Promotion and Application of the New Energy Vehicles, which became effective on July 14, 2014, the Guidance Opinions of the General Office of the State Council on Accelerating the Development of Charging Infrastructures of the Electric Vehicle, which became effective on September 29, 2015, the Guidance on the Development of Electric Vehicle Charging Infrastructure (2015-2020), which became effective on October 9, 2015, and the Development Plan for the New-energy Vehicle Industry (2021-2035), which became effective on October 20, 2020, the PRC government encourages the construction and development of charging infrastructure for electric vehicles, such as charging stations and battery swap stations, and only centralized charging and battery replacement power stations are required to obtain approvals for construction, permits from the relevant authorities. The Circular on Accelerating the Development of Electric Vehicle Charging Infrastructures in Residential Areas promulgated on July 25, 2016 further provides that the operators of electric vehicle charging and battery swap infrastructure are required to be covered under liability insurance policies to protect the purchasers of electric vehicles, covering the safety of electric vehicle charging.

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

Pursuant to the Implementation Rules on the Administrative Provisions on Defective Automotive Product Recalls, which became effective on January 1, 2016 and was latest amended on October 23, 2020, if a manufacturer is aware of any potential defect in its automobiles, it must investigate in a timely manner and report the results of such investigation to the QSIQ. Where any defect is found during the investigations, the manufacturer must cease to manufacture, sell, or import the relevant automobile products and recall such products in accordance with applicable laws and regulations.

On November 25, 2020, the SAMR issued the Circular on Further Improving the Regulation of Recall of Automobile with Over-the-Air (OTA) Technology, pursuant to which automobiles manufacturers that provide technical services through OTA are required to complete filing with the SAMR and those who have provided such services through OTA must complete such filing before December 31, 2020. In addition, if an automaker uses OTA technology to eliminate defects and recalls their defective products, it must make a recall plan and completes a filing with the SAMR.

Regulations on Product Liability

Pursuant to the Product Quality Law of the PRC, promulgated on February 22, 1993 and latest amended on December 29, 2018, a manufacturer is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes physical injury to a person or property damage, the aggrieved party may make a claim for compensation from the producer or the seller of the product. Producers and sellers of non-compliant products may be ordered to cease the production or sale of the products and could be subject to confiscation of the products and/or fines. Earnings from sales in contravention of such standards or requirements may also be confiscated, and in severe cases, an offender’s business license may be revoked.

Favorable Government Policies Relating to New Energy Vehicles in the PRC

Government Subsidies for Purchasers of New Energy Vehicles

On April 22, 2015, the Ministry of Finance, or the MOF, the Ministry of Science and Technology, or the MOST, the MIIT and the NDRC jointly issued the Circular on the Financial Support Policies on the Promotion and Application of New Energy Vehicles in 2016-2020, or the Financial Support Circular, which took effect on the same day. The Financial Support Circular provides that those who purchase new energy vehicles specified in the Catalogue of Recommended New Energy Vehicle Models for Promotion and Application by the MIIT, or the Recommended NEV Catalogue, may obtain subsidies from the PRC national government. Pursuant to the Financial Support Circular, a purchaser may purchase a new energy vehicle from a seller by paying the original price minus the subsidy amount, and the seller may obtain the subsidy amount from the government after such new energy vehicle is sold to the purchaser. The ES8, the ES6 and the EC6 are eligible for such subsidies. The Financial Support Circular also provided a preliminary phase-out schedule for the provision of subsidies.

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

The 2020 subsidy standard, effective from April 23, 2020, was provided in the Circular on Improving the Subsidy Policies for the Promotion and Application of New Energy Vehicles jointly promulgated by the MOF, the MOST, the MIIT and the NDRC on the same day. The 2020 subsidy standard reduces the base subsidy amount by 10% for each NEV, sets subsidies for 2 million vehicles as the upper limit of annual subsidy scale, and provides that national subsidy shall only apply to an NEV with the sale price under RMB300,000 or equipped with battery swapping module. The current 2021 subsidy standard, effective from January 1, 2021, was provided in the Circular on Further Improving the Subsidy Policies for the Promotion and Application of New Energy Vehicles jointly promulgated by the MOF, the MOST, the MIIT and the NDRC on December 31, 2020. The current 2021 subsidy standard reduces the base subsidy amount by 20% for each NEV on the basis of that for the previous year. Further, the 2022 subsidy standard is expected to be reduced by 30% as compared to the standard of the immediate preceding year.

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

Non-imposition of Vehicle and Vessel Tax

The Preferential Vehicle and Vessel Tax Policies for Energy-saving and New Energy Vehicles and Vessels, which was jointly promulgated by the MOF, the Ministry of Transport, the SAT and the MIIT on July 10, 2018, clarifies that NEVs are not subject to vehicle and vessel tax.

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

All the above incentives are expected to facilitate acceleration of development of public charging infrastructure, which will consequently offer more accessible and convenient EV power solutions to purchasers of electric vehicles.

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

No restriction on NEVs. Non-local ICE vehicles are not allowed to pass through main viaducts(2)

from 7:00 a.m. to 8:00 p.m. on workdays. Non-local ICE vehicles will prohibited to pass through the roads in the inner ring from 7:00 a.m. to 10:00 a.m. and from 4:00 p.m. to 7:00 p.m. from May 2021

			No restriction on NEVs. Non-local ICE vehicles are not permitted to drive in the city center for over four consecutive days, and shall wait four days before entering the city center again	Non-local ICE trucks are not allowed to enter the city from 7:00 a.m. to 10:00 a.m. and from 3:00 p.m. to 8:00 p.m. on workdays. No restriction on non-local NEV trucks	No restriction on NEVs. ICE vehicles are not permitted to drive in the city center from 7:30 a.m. to 8:00 p.m. on workdays by the last digit of the car plate	No restriction on NEVs. Non-local ICE light vehicles are not allowed to pass through the tunnel of Yangtze River	No restriction on NEVs. ICE vehicles are restricted by the last digit of the car plate from 7:00 a.m. to 9:00 a.m. and from 4:30 p.m. to 6:30 p.m. on workdays	No restriction on NEVs. ICE vehicles are restricted on designated bridges and tunnels from 7:00 a.m. to 10:00 p.m. every day by odd / even number of the car license plate

*    References in this table to (i) HEVs are to hybrid electric vehicles and (ii) PHEVs are to plug-in hybrid electric vehicles.

(1)   The number of NEV licenses issued by the Beijing local government for 2019 is 60,000 while total new car licenses in Beijing for 2019 is 100,000. The number of NEV licenses issued by the Beijing local government for 2020 is 60,000 while total new car licenses in Beijing for 2020 is 100,000. The number of NEV licenses issued by the Beijing local government for 2021 is 60,000.

(2)   Including eleven viaducts, two bridges and two tunnels.

Regulations on Value-added Telecommunications Services

In 2000, the State Council promulgated the Telecommunications Regulations of the PRC, or the Telecommunications Regulations, which was most recently amended in February 2016 and provides a regulatory framework for telecommunications services providers in the PRC. The Telecommunications Regulations categorize all telecommunications businesses in China as either basic or value-added. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructure. Pursuant to the Classified Catalogue of Telecommunications Services, an attachment to the Telecommunications Regulations, which was most recently updated in June 2019 by the MIIT, internet information services, or ICP services, are classified as value-added telecommunications services. Under the Telecommunications Regulations and relevant administrative measures, commercial operators of value-added telecommunications services must first obtain a license for conducting Internet content provision services, or an ICP license, from the MIIT or its provincial level counterparts. Otherwise, such operator might be subject to sanctions, including corrective orders and warnings, imposition of fines and confiscation of illegal gains and, in the case of significant infringement, orders to close the website.

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

The General Administration of Quality Supervision, Inspection and Quarantine and Standardization Administration issued the Standard of Information Security Technology - Personal Information Security Specification (2017 edition), which took effect in May 2018, and the Standard of Information Security Technology - Personal Information Security Specification (2020 edition), which took effect in October 2020. Pursuant to these standards, any entity or person who has the authority or right to determine the purposes for and methods of using or processing personal information is deemed as a personal data controller. Such personal data controller is required to collect information in accordance with applicable laws, and prior to collecting such data, the information provider's consent is required.

On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR jointly issued the Notice on the Measures for Determining the Illegal Collection and Use of Personal Information through Mobile Applications, which aims to provide reference for supervision and administration departments and provide guidance for mobile applications operators' self-examination and self-correction and social supervision by netizens, and further elaborates the forms of behavior constituting illegal collection and use of the personal information through mobile applications including: (i) failing to publish the rules on the collection and use of personal information; (ii) failing to explicitly explain the purposes, methods and scope of the collection and use of personal information; (iii) collecting and using personal information without the users' consent; (iv) collecting personal information unrelated to the services they provide and beyond the necessary principle; (v) providing personal information to others without the users' consent; (vi) failing to provide the function of deleting or correcting the personal information according to the laws or failing to publish information such as ways of filing complaints and reports.

In addition, on May 28, 2020, the National People's Congress of the PRC approved the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information should follow the principles of legitimacy, properness and necessity.

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

Regulations on Land and the Development of Construction Projects

Regulations on Land Grants

Under the Interim Regulations on Assignment and Transfer of the Rights to the Use of the State-owned Urban Land, promulgated by the State Council on May 19, 1990 and latest amended on November 29, 2020, a system of assignment and transfer of the right to use state-owned land was adopted. A land user must pay land premiums to the state as consideration for the assignment of the right to use a land site within a certain term, and the land user who obtained the right to use the land may transfer, lease out, mortgage or otherwise commercially exploit the land within the term of use. Under the Interim Regulations on Assignment and Transfer of the Rights to the Use of the State-owned Urban Land and the Law of the PRC on Urban Real Estate Administration, the local land administration authority may enter into an assignment contract with the land user for the assignment of land use rights. The land user is required to pay the land premium as provided in the assignment contract. After the full payment of the land premium, the land user must register with the land administration authority and obtain a land use rights certificate which evidences the acquisition of land use rights.

Regulations on Planning of a Construction Project

Pursuant to the Regulations on Planning Administration regarding Assignment and Transfer of the Rights to Use of the State-Owned Land in Urban Area promulgated by the Ministry of Construction in December 1992 and amended in January 2011, a construction land planning permit shall be obtained from the municipal planning authority with respect to the planning and use of land. According to the Urban and Rural Planning Law of the PRC promulgated by the SCNPC on October 28, 2007 and latest amended on April 23, 2019, a construction work planning permit must be obtained from the competent urban and rural planning government authority for the construction of any structure, fixture, road, pipeline or other engineering project within an urban or rural planning area.

After obtaining a construction work planning permit, subject to certain exceptions, a construction enterprise must apply for a construction work commencement permit from the construction authority under the local people’s government at the county level or above in accordance with the Administrative Provisions on Construction Permit of Construction Projects promulgated by the Ministry of Housing and Urban-Rural Development, or the MOHURD, on June 25, 2014 and implemented on October 25, 2014 and amended on September 28, 2018.

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

Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within the prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the PRC Civil Code. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

Regulations on Work Safety

Under relevant construction safety laws and regulations, including the Work Safety Law of the PRC which was promulgated by the SCNPC on June 29, 2002 and latest amended in 2014, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide the employees with protective equipment that meets the national standards or industrial standards. Automobile and components manufacturers are subject to the above-mentioned environment protection and work safety requirements.

Regulations on Fire Control

Pursuant to the Fire Safety Law of the PRC promulgated by the SCNPC on April 29, 1998 and most recently amended on April 23, 2019, for special construction projects stipulated by the housing and urban-rural development authority of the State Council, the developer shall submit the fire safety design documents to the housing and urban-rural development authority for examination, while for construction projects other than those stipulated as special development projects, the developer shall, at the time of applying for the construction permit or approval for work commencement report, provide the fire safety design drawings and technical materials that satisfy the construction needs. According to Interim Regulations on Administration of Examination and Acceptance of Fire Control Design of Construction Projects promulgated on April 1, 2020 and effective on June 1, 2020, an examination system for fire prevention design and acceptance only applies to special construction projects, and for other projects, a record-filing and spot check system would be applied.

Regulations on Intellectual Property Rights

Patent Law

According to the Patent Law of the PRC (Revised in 2008), the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs. On October 17, 2020, the Standing Committee of the National People's Congress promulgated the Amendment to the Patent Law of the PRC, which will be effective from June 1, 2021, which provides, among others, that the protection period for a design patent will become 15 years.

Regulations on Copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and was latest amended in 2020 and will be effective on June 1, 2021, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of the copyright owner. Infringers of a copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council's copyright administrative department. The software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration.

Trademark Law

Trademarks are protected by the Trademark Law of the PRC which was adopted on August 23, 1982 and latest amended in 2019, as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and as most recently amended on April 29, 2014. The Trademark Office under the State Administration for Industry and Commerce, handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a "sufficient degree of reputation" through such party's use.

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

Regulations on Foreign Investment in China

Guidance Catalogue of Industries for Foreign Investment

Investments in the PRC by foreign investors and foreign-invested enterprises were regulated by the Guidance Catalogue of Industries for Foreign Investment, or the Foreign Investment Catalogue, jointly promulgated by the MOFCOM and NDRC on June 28, 1995 and amended from time to time. The Foreign Investment Catalogue was last repealed by the Special Management Measures (Negative List) for the Access of Foreign Investment (2020 Version), or the 2020 Negative List, which was jointly promulgated by the MOFCOM and the NDRC on June 23, 2020 and came into effect on July 23, 2020, and the Catalogue of Industries for Encouraging Foreign Investment (2020 Version), or the 2020 Encouraging Catalogue, which was jointly promulgated by the MOFCOM and the NDRC on December 27, 2020 and became effective on January 27, 2021. The 2020 Encouraging Catalogue and the 2020 Negative List set out the industries and economic activities in which foreign investment in the PRC is encouraged, restricted or prohibited. Pursuant to the 2020 Encouraging Catalogue and the 2020 Negative List, the manufacture of the NEVs fall within the permitted catalogue, and the manufacture and the development of key parts and components of NEVs fall within the encouraged catalogue. However, the 2020 Negative List also provides that foreign investors shall hold no more than 50% of the equity interests in a service provider operating certain value-added telecommunications services (other than for e-commerce, domestic multi-party communications, storage and forwarding categories, call centers).

The establishment, operation and management of corporate entities in the PRC is governed by the PRC Company Law, which was latest amended on October 26, 2018. The PRC Company Law generally governs two types of companies—limited liability companies and joint stock limited companies. The PRC Company Law shall also apply to foreign-invested companies. Where laws on foreign investment have other stipulations, such stipulations shall prevail. The establishment procedures, approval or record-filing procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are regulated by the Foreign Investment Law, which became effective on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations.

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

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” Because the “negative list” has yet been published, it is unclear whether it will differ from the current 2020 Negative List. The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

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

On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation. This circular allows the foreign-invested enterprises without equity investment as in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investment as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, this circular stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. Payments for transactions that take place within the PRC must be made in Renminbi. Foreign currency revenues received by PRC companies may be repatriated into the PRC or retained outside of the PRC in accordance with requirements and terms specified by SAFE.

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

Loans by the Foreign Companies to their PRC Subsidiaries

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions (Revised in 2020), the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of the SAFE. However, such foreign debt must be registered with and recorded by the SAFE or its local branches within fifteen (15) business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of a foreign-invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign-invested enterprise, or Total Investment and Registered Capital Balance.

On January 12, 2017, the People's Bank of China, or the PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9. Pursuant to PBOC Notice No. 9, within a transition period of one year from January 12, 2017, the foreign-invested enterprises may adopt the currently valid foreign debt management mechanism, or Current Foreign Debt Mechanism, or the mechanism as provided in PBOC Notice No. 9, or Notice No. 9 Foreign Debt Mechanism, at their own discretions. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. Pursuant to PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed certain specified upper limits. PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be equal to 200% of its net assets multiplied by macro-prudential regulation parameter, or Net Asset Limits. The macro-prudential regulation parameter was initially 1 and has been adjusted to 1.25 from March 2020. Enterprises shall file with the SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three business days before drawing any money from the foreign debts.

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

Regulations on Dividend Distribution

Wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the enterprise’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

Regulations governing abovementioned dividend distribution arrangements have been replaced by the Foreign Investment Law of PRC and its implantation rules, which do not provide specific dividend distribution rules for foreign invested enterprises. The Foreign Investment Law and its implementation rules also provide that after the conversion from a wholly foreign-owned enterprise or sino-foreign equity joint venture to a foreign invested enterprise under the Foreign Investment Law, distribution method of gains agreed in the joint venture agreements may continue to apply.

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

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, or the Double Taxation Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Taxation Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases. This circular further provides that an applicant who intends to prove his or her status as the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Agreements.

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

In accordance with the Regulations on the Administration of Housing Funds which was promulgated by the State Council in 1999 and latest amended in 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.”

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with the SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock options or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

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

C.          Organizational Structure

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries and consolidated affiliated entities as of the date of this annual report:

Contractual Agreements with the VIE and Its Shareholders

Historically, we had two sets of contractual agreements with two VIEs, Beijing NIO and Shanghai Anbin, and their respective shareholders. On March 31, 2021, NIO WFOE, Shanghai Anbin and each shareholder of Shanghai Anbin entered into a termination agreement pursuant to which each of the contractual agreements among NIO WFOE, Shanghai Anbin and its shareholders terminated as of the date of the agreement and after which date we no longer have effective control over Shanghai Anbin, no longer receive any economic benefits of Shanghai Anbin, no longer have an exclusive option to purchase all or part of the equity interests in Shanghai Anbin when and to the extent permitted by the PRC law, and no longer consolidate the financial results of Shanghai Anbin and its subsidiaries as our variable interest entity under U.S. GAAP. We had originally established Shanghai Anbin and its subsidiaries, including NIO New Energy, with the plan to build our own manufacturing plant in Shanghai. We have since decided not to carry out this plan. We decided to terminate the contractual agreements with Shanghai Anbin and its shareholders and wind down NIO New Energy as none of Shanghai Anbin or its subsidiaries currently engage in any material business activities or carry any material assets.

The following is a summary of the contractual agreements with NIO WFOE and Beijing NIO.

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

In the opinion of Han Kun Law Offices, our PRC legal counsel:

●	the ownership structures of our VIE in China and NIO WFOE comply with all existing PRC laws and regulations; and
●	the contractual arrangements between NIO WFOE, our VIE and its shareholders governed by PRC laws are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

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

D.         Property, Plants and Equipment

Currently, we own land use rights with respect to a parcel of land in Nanjing of approximately 325,217.57 square meters and the ownership with respect to the plant thereon for a term ending on March 10, 2063, which are used for the manufacture of our e-propulsion system, battery pack and engine driving system. We also leased a number of our facilities. The following table sets forth the location, approximate size, primary use and lease term of our major leased facilities as of December 31, 2020:

	Approximate
	Size (Building)
	in Square
Location(1)	Meters/Feet(2)	Primary Use	Lease Expiration Date
Shanghai	69,671.69	Global headquarters and office	April 9, 2021 – June 19, 2025
	19,515.97	User center (sales, marketing, and customer service)	September 9, 2021 –August 31, 2025
	24,566	Integrated vehicle research and development	April 9, 2021 – June 19, 2025
	1,112.58	Power management	March 31, 2022 – December 31, 2025
	444,60	Warehouse	January 15, 2020 – March 31, 2024
Shenzhen	7,602.58	Sales, marketing, and customer service	September 30, 2022 – November 30, 2023
	862.96	Power management	August 31, 2021 – August 25, 2026
Chengdu	8,976.75	Sales, marketing, and customer service	October 31, 2022 –March 31, 2028
	576.5	Power management	October 30, 2021 – November 30, 2025
	178	Office	November 8, 2019-January 7, 2021
Hangzhou	12,537.24	Sales, marketing, and customer service	July 31, 2022 –December 31, 2023
	225	Power management	June 30, 2022 – December 31, 2024
Nanjing	5,702	Sales, marketing, and customer service	November 30, 2022 –March 31, 2028
	264.25	Power management	June 30, 2022 – June 30, 2028
Suzhou	354.52	Office	May 31, 2021
	8,995	Sales, marketing, and customer service	June 30, 2023 –August 31, 2024
	451	Power management	September 20, 2021 – October 30, 2025
Beijing	2,945.86	Office	December 19, 2021
	24	Office	November 1, 2021
	17,819.3	Sales, marketing, and customer service	May 31, 2021 –June 30, 2027
	35.27	Warehouse	October 14, 2020
	1,381.75	Power management	July 31, 2021 – November 30, 2028
Hefei	315	Power management	February 28, 2023 – September 24, 2030
	1927.66	Sales, marketing, and customer service	December 31, 2020-April 29, 2023
	4787.18	China headquarter and office	July 31, 2022
Kunming	165	Sales, marketing, and customer service	April 30, 2021
	500	Sales, marketing, and customer service	April 24, 2021
	40	Power management	May 14, 2030
Jinan	85.51	Office	October 31, 2021
	266	Sales, marketing, and customer service	September 30, 2022
	105	Power management	November 30, 2021 - April 30, 2025
Guangzhou	2,194.45	Sales, marketing, and customer service	July 31, 2022 - December 31, 2025
	1,327.7	Power management	July 31, 2021 – September 30, 2023
Wuhan	393.52	Office	May 14, 2021
	7,830.33	Sales, marketing, and customer service	October 31, 2021 - December 31 2028
	304.73	Power management	September 30, 2021 - November 14, 2025
Xi’an	2,940.8	Sales, marketing, and customer service	December 31, 2021 – September 30, 2024
	135	Power management	September 30, 2024 – March 31, 2025
Chongqing	14,980.08	Sales, marketing, and customer service	April 30 2022 –August 31, 2025
	205	Power management	July 31, 2023 – August 28, 2025
Ningbo	667.93	Sales, marketing, and customer service	August 16, 2020 –August 15, 2023
	260	Power management	August 15, 2023 – November 14, 2025

	Approximate
	Size (Building)
	in Square
Location(1)	Meters/Feet(2)	Primary Use	Lease Expiration Date
Jiaxing	115	Office	November 30, 2021
	137	Sales, marketing, and customer service	December 31, 2021
Dalian	82.68	Office	January 31, 2022
	149	Sales, marketing, and customer service	April 30, 2022
	43	Power management	November 2, 2025
Xiamen	94.43	Office	August 31, 2022
	9,774.55	Sales, marketing, and customer service	February 28, 2022-November 30, 2028
	120	Power management	July 31, 2025
Dongguan	1602.53	Sales, marketing, and customer service	October 31, 2023-September 30, 2024
	209	Power management	June 30, 2023 – September 30, 2025
Fuzhou	190	Sales, marketing, and customer service	September 30, 2023
	50	Power management	March 31, 2024
Guiyang	221	Sales, marketing, and customer service	February 28, 2023
	50	Power management	April 10, 2024
Haikou	351	Sales, marketing, and customer service	March 31, 2023-October 31, 2023
	145	Power management	November 9, 2023 – December 31, 2023
Huhhot	249	Sales, marketing, and customer service	August 31, 2022
	38.25	Power management	August 31, 2025
Yiwu	410	Sales, marketing, and customer service	December 31, 2022
Nanchang	285	Sales, marketing, and customer service	August 31, 2021-July 30, 2022
	47	Power management	March 31, 2025
Nanning	412	Sales, marketing, and customer service	October 29, 2022-December 14, 2022
	100	Power management	May 31, 2025
Qingdao	3420	Sales, marketing, and customer service	March 31, 2024
	48	Power management	October 19, 2021
Shenyang	170	Sales, marketing, and customer service	December 23, 2023
	43	Power management	May 31, 2023
Shijiazhuang	3,002.67	Sales, marketing, and customer service	October 31, 2023- July 31, 2026
	134	Power management	September 29, 2021 – September 24, 2023
Taiyuan	236	Sales, marketing, and customer service	June 30, 2022
	48	Power management	December 24, 2022
Tianjin	5,343.37	Sales, marketing, and customer service	August 31, 2021- September 9, 2028
	171	Power management	July 31, 2023 – June 25, 2025
Wenzhou	606.07	Sales, marketing, and customer service	February 29, 2024
	217.25	Power management	March 20, 2022 – September 17, 2026
Wuxi	6,123	Sales, marketing, and customer service	September 30, 2023-December 31, 2028
	325	Power management	December 31, 2021 – October 17, 2025
Xuzhou	91	Sales, marketing, and customer service	October 14, 2023
	129	Power management	December 14, 2021 – May 31, 2025
Changsha	3,518	Sales, marketing, and customer service	August 9, 2021-December 9, 2028
	370	Power management	August 14, 2022 – November 31, 2023
Zhengzhou	5,175	Sales, marketing, and customer service	November 30, 2023-October 31, 2024
	153	Power management	October 31, 2024- November 30, 2025
Huzhou	148	Sales, marketing, and customer service	August 31, 2022
	56	Power management	December 31, 2024
Yangzhou	150	Sales, marketing, and customer service	November 30, 2022
Nantong	555	Sales, marketing, and customer service	April 30, 2024
	50	Power management	October 14, 2025
Kunshan	150	Sales, marketing, and customer service	November 1, 2021
Changzhou	868.85	Sales, marketing, and customer service	July 31, 2022
	66	Power management	November 13, 2025
Changshu	200.834	Sales, marketing, and customer service	November 30, 2023
Yichang	161	Sales, marketing, and customer service	Jun 30, 2023
Xinxiang	199	Sales, marketing, and customer service	November 30, 2022
	43	Power management	September 9, 2021
Taizhou	266	Sales, marketing, and customer service	December 31, 2022
	60	Power management	April 30, 2025
Quanzhou	137.8	Sales, marketing, and customer service	April 30, 2022
Jinjiang	188	Sales, marketing, and customer service	September 30, 2022
	45	Power management	September 30, 2023
Zhangzhou	207.85	Sales, marketing, and customer service	January 22, 2023
	45	Power management	October 31, 2023
Foshan	3,443	Sales, marketing, and customer service	July 31, 2028
	123	Power management	August 31, 2023 - September 30, 2023
Lanzhou	735.81	Sales, marketing, and customer service	October 1, 2022

	Approximate
	Size (Building)
	in Square
Location(1)	Meters/Feet(2)	Primary Use	Lease Expiration Date
San Jose, California	85,017	North American headquarters and global software development center	September 30, 2023
	99,424	Sales, marketing light assembly, research and development	September 30, 2023
Munich, Germany	3,679	Design headquarters	December 2020 – December 2025
Begbroke Science Park (Oxford, UK) Building 6	4,875	Engineering function, HR, finance and IT	July 2022, break any time after July 2020
Donington Park (UK)	7,458	EP9 Storage/Workshop	December 2023, break clause any time after December 2020
(1)	We also lease a number of facilities for our NIO House and NIO Space locations, office space, service and logistics centers and small areas for battery swap stations in China.
(2)	Properties in China and Germany are presented in square meters. All others are presented in square feet.

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

A.          Operating Results

Overview

We are a pioneer and a leading manufacturer of premium smart electric vehicles. We design, develop, manufacture and sell premium smart electric vehicles, driving innovations in autonomous driving, digital technologies, and electric powertrains and batteries. We differentiate ourselves through our continuous technological breakthroughs and innovations, such as our industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as our proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS.

We began deliveries of the ES8, a 7-seater flagship premium electric SUV, in China in June 2018, and its variant, the 6-seater ES8, in March 2019. We officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began deliveries of the ES6 in June 2019. We officially launched the EC6, a 5-seater premium electric coupe SUV, in December 2019 and began deliveries of the EC6 in September 2020. On January 9, 2021, NIO ET7, the smart electric flagship sedan and our first autonomous driving model, was officially launched and is estimated to start delivery in the first quarter of 2022.

In 2020, we delivered 43,728 vehicles, including 10,861 ES8s, 27,945 ES6s and 4,922 EC6s. As of December 31, 2020, we had delivered a total of 75,641 vehicles. The table below sets forth delivery data relating to our vehicles for the periods indicated.

	2020 Q1	2020 Q2	2020 Q3	2020 Q4	2020 Full Year
ES8s	195	2,263	3,530	4,873	10,861
ES6s	3,643	8,068	8,660	7,574	27,945
EC6s	—	—	16	4,906	4,922
Total	3,838	10,331	12,206	17,353	43,728

We recorded revenues of RMB4,951.2 million, RMB7,824.9 million and RMB16,257.9 million (US$2,491.6 million) for the years ended December 31, 2018, 2019 and 2020, respectively, which mainly consisted of revenues from the sales of our vehicles, revenue from a number of embedded products and services offered together with the sale of vehicles, revenues from our services including power solutions such as our energy package, one-off usage of our One Click for Power services and Power Swap services, as well as revenues from monthly fees, excluding those fees for statutory and third-party liability insurance and vehicle damage insurance paid directly to third-party insurers, under our service package.

Impact of COVID-19 on Our Operations

The majority of our revenues are derived from sales of our vehicles in China. Our results of operations and financial condition in 2020 have been affected by the spread of COVID-19. The COVID-19 pandemic has impact on China’s auto industry in general and the production and delivery of vehicles of our company.

In early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having contracted COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The COVID-19 has also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China. We have taken a series of measures in response to the pandemic, including, among others, remote working arrangements for our employees and temporary shutdown of some of our premises and facilities in early 2020. We have followed and are continuing to follow all legal directions and safety guidelines with respect to our premises and facilities in operation. These measures, if taken again in the future, could reduce the capacity and efficiency of our operations, which in turn could negatively affect our results of operations. Although COVID-19 has been largely controlled in China, there have been occasional outbreaks in several cities. To the extent we have service centers and vehicle delivery centers in these locations, we are susceptible to factors adversely affecting one or more of these locations as a result of COVID-19.

We have been working closely with JAC, the manufacturer of the ES8, ES6 and EC6, to resume productions and minimize the impact of COVID-19 on our manufacturing capabilities. As a result, our manufacturing and delivery capacities recovered to the level prior to the COVID-19 pandemic by the second quarter of 2020. In addition, we strive to expand our traffic channels, integrate our online and offline sales efforts and offer high-quality services to bring business and operation back to normal. We will pay close attention to the development of the COVID-19 pandemic, perform further assessment of its impact and take relevant measures to minimize the impact. Although our vehicle deliveries in the first quarter of 2020 was negatively impacted as a result of the COVID-19 pandemic, we achieved satisfactory delivery results in the second, third and fourth quarter of 2020. The total number of vehicles we delivered in the second quarter of 2020 was 10,331, showing an increase by 169.2% from the first quarter of 2020, and an increase by 190.8% from the second quarter of 2019. The total number of vehicles we delivered in the third quarter of 2020 was 12,206, showing an increase by 18.1% from the second quarter of 2020, and an increase by 154.3% from the third quarter of 2019. The total number of vehicles we delivered in the fourth quarter of 2020 was 17,353, showing an increase by 42.2% from the third quarter of 2020, and an increase by 111.0% from the fourth quarter of 2019. We will continue to monitor and evaluate the financial impact to our financial condition, results of operations and cash flows for subsequent periods.

The extent to which COVID-19 impacts our financial position, results of operations and cash flows in the future will depend on the future developments of the pandemic, including the duration and severity of COVID-19, the extent and severity of new waves of outbreak in China and other countries, the development and progress of distribution of COVID-19 vaccine and other medical treatment and the effectiveness of such vaccine and other medical treatment, and the actions taken by government authorities to contain the outbreak, all of which are highly uncertain, unpredictable and beyond our control. In addition, our financial position, results of operations and cash flows could be adversely affected to the extent that the pandemic harms the Chinese economy in general. As of December 31, 2020, we had cash and cash equivalents of RMB38,425.5 million (US$5,889.0 million). We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business, financial condition and results of operations may be adversely affected by the COVID-19 pandemic.”

Key Line Items Affecting Our Results of Operations

Revenues

The following table presents our revenue components by amount and as a percentage of the total revenues for the years indicated.

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Revenues:
Vehicle sales	4,852,470	98.0	7,367,113	94.1	15,182,522	2,326,823	93.4
Other sales	98,701	2.0	457,791	5.9	1,075,411	164,814	6.6
Total revenues	4,951,171	100.0	7,824,904	100.0	16,257,933	2,491,637	100.0

We began generating revenues in June 2018, when we began making deliveries and sales of the ES8. We currently generate revenues from (i) vehicle sales, which represent revenues from sales of the ES8, the ES6 and the EC6, and (ii) other sales, which mainly consist of revenues from sales of our energy package and service package, and a number of embedded products and services offered together with vehicle sales. Embedded products and services include charging piles, vehicle internet connection service and extended lifetime warranty. Revenue from sales of the ES8, the ES6 and the EC6 and charging piles are recognized when the vehicles are delivered and charging piles are installed. For vehicle internet connection services, we recognize revenue using a straight-line method. As for the extended lifetime warranty, given our limited operating history and lack of historical data, we recognize revenue over time based on a straight-line method initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available with more data. Revenues for our energy package or service package are recognized over time on a monthly basis as our users receive and consume the benefits of the related package.

In January 2021, we launched our fourth volume manufactured electric vehicle, the flagship smart electric sedan NIO ET7. Users can pre-order the ET7 through the NIO App and we expect to generate revenues from sales of the ET7 as soon as we begin making deliveries, which is expected to occur in the first quarter of 2022.

Cost of Sales

The following table presents our cost of sales components by amount and as a percentage of our total cost of sales for the years indicated.

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Cost of Sales:
Vehicle sales	(4,930,135)	94.7	(8,096,035)	89.7	(13,255,770)	(2,031,536)	92.2
Other sales	(276,912)	5.3	(927,691)	10.3	(1,128,744)	(172,988)	7.8
Total cost of sales	(5,207,047)	100.0	(9,023,726)	100.0	(14,384,514)	(2,204,524)	100.0

We incur cost of sales in relation to (i) vehicle sales, including, among others, purchases of raw materials and manufacturing expenses, and (ii) other sales, including cost of sales relating to our energy package and service package, the installation of charging piles and directly related staff costs. Cost of sales with respect to vehicle sales also includes compensation to JAC for actual losses incurred at the Hefei manufacturing plant where the ES8, the ES6 and the EC6 is manufactured.

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

Share of losses of Equity Investees

Share of losses of equity investees primarily consists of our share of the losses net of shares of gains of Suzhou Zenlead XPT New Energy Technologies Co., Ltd., GAC JV, Hainan Weilai Xiqi Renewable Automobile Technology Co., Ltd., Kunshan Siwopu Intelligent Equipment Co., Ltd., Nanjing Weibang Transmission Technology Co., Ltd., Nanjing Karui Innovation and Entrepreneurship Management Service Co., Ltd., Wuhan Weineng Battery Assets Co., Ltd. and Xunjie Energy (Wuhan) Co., Ltd.in which, as of December 31, 2020, we held a 10.0% to 51.0% equity interest. Our equity interest is accounted for using the equity method since we exercise significant influence but do not own a majority equity interest in or control those investees.

Investment Income

Investment income primarily consists of gains on trading in short-term investment securities, primarily consisting of structured bank deposits.

Other Income/(Loss), Net

Other losses and income primarily consist of gains or losses we incur based on movements between the U.S. dollar and the Renminbi. We have historically held a significant portion of our cash and cash equivalents in U.S. dollars, while we have incurred a significant portion of our expenses in RMB. Other income also includes income we received with respect to one-off design and research and development services we provided to certain parties.

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

PRC

Generally, our PRC subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%, except for our certain PRC subsidiaries that are qualified as high and new technology enterprises under the PRC Enterprise Income Tax Law and are eligible for a preferential enterprise income tax rate of 15%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

If a customer pays consideration or we have a right to an amount of consideration that is unconditional, before we transfer a good or service to the customer, we present the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is our obligation to transfer goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer. Our contract liabilities primarily resulted from the multiple performance obligations identified in the vehicle sales contract and the sales of Energy and Service Packages, which are recorded as deferred revenue and advance from customers. As of December 31, 2019 and 2020, the balances of contract liabilities from vehicle sales contracts were RMB491.0 million and RMB1,253.6 million respectively. As of December 31, 2019 and 2020, the balances of contract liabilities from the sales of Energy and Service Packages were RMB57.8 million and RMB91.5 million, respectively.

Vehicle sales

We generate revenue from sales of electric vehicles, currently the ES8, ES6 and EC6, together with a number of embedded products and services through a series of contracts. We identify the users who purchase the vehicle as our customers. There are multiple distinct performance obligations explicitly stated in a series of contracts, including sales of vehicles, charging piles, vehicle internet connection services and extended lifetime warranty which are accounted for in accordance with Accounting Standards Codification (“ASC”) 606, Revenue From Contracts With Customers, or ASC 606. The standard warranty provided by us is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when we transfer the control of vehicle to a user.

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

On August 20, 2020, we introduced the Battery as a Service (BaaS), which allows users to purchase electric vehicles without battery packs and subscribe to the usage of battery packs separately. Under the BaaS, we sell battery packs to the Battery Asset Company, and users subscribe to the usage of the battery packs from the Battery Asset Company by paying a monthly subscription fee.

Together with the launch of the BaaS, we entered into service agreements with the Battery Asset Company, pursuant to which we provide services to the Battery Asset Company including battery packs monitoring, maintenance, upgrade, replacement, IT system support and others, with monthly service charges. In case of any default in payment of monthly subscription fees from users, the Battery Asset Company has right to request us to track and lock down the battery leased to the users to limit its usage. In addition, in furtherance of the BaaS, we agreed to provide guarantee to the Battery Asset Company for the default in payment of monthly subscription fees from users. The maximum amount of guarantee that can be claimed by the Battery Asset Company for the users’ payment default shall not be higher than the accumulated service fees we receives from the Battery Asset Company.

In accordance with ASC 606 and ASC 460, for services provided to the Battery Asset Company, revenue is recognized over the period when services are rendered. As for financial guarantee liabilities, the provision of guarantee is linked to and associated with services rendered to the Battery Asset Company and the payment of guarantee amount is therefore accounted for as the reduction to the revenue from the Battery Asset Company.

The fair value of the guarantee liabilities is determined by taking considerations of the default pattern of the Company’s existing battery instalment programs provided to users. At each period end, the financial liabilities are remeasured with the corresponding changes recorded as the reduction to the revenue.

For the year ended December 31, 2020, 4,412 NIO vehicles and batteries were delivered to the users under the BaaS and both service revenue and guarantee liability were immaterial.

Sales of Energy and Service Packages

We also sell our users two packages, Energy Package and Service Package, in exchange for consideration. The Energy Package provides vehicle users with a comprehensive range of power solutions. The energy service is applied by users on our mobile application depending on their needs. We can decide the most appropriate service to offer according to its available resource. Through the Service Package, we offer vehicle users with a “worry free” vehicle ownership experience (including free repair service with certain limitations, routine maintenance service, enhanced data package, etc.), which can be applied by users via our mobile application.

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

As the consideration for Energy and Service Packages must be paid in advance, which means the payments received are prior to the transfer of services by us, we record the consideration as a contract liability (advance from customers) upon receipt.

Sales of Automotive Regulatory Credits

We earn tradable new energy vehicle credits in the operation of vehicle business under Chinese regulations related to zero-emission vehicles, greenhouse gas, fuel economy and clean fuel. We sell these credits to other regulated entities who can use the credits to comply with the regulatory requirements.

Payments for automotive regulatory credits are typically received at the point control transfers to the customer, or in accordance with payment terms customary to the business. We recognize revenue on the sale of automotive regulatory credits at the time control of the regulatory credits is transferred to the purchasing party as other sales revenue in the consolidated statements of operations. Revenue from the sale of automotive regulatory credits totaled nil, nil and RMB120.6 million for the years ended December 31, 2018, 2019 and 2020, respectively.

Incentives

We offer a self-managed customer loyalty program points, which can be used in our online store and at NIO Houses to redeem NIO merchandise. We determine the value of each point based on estimated incremental cost. Customers and NIO fans and advocates have a variety of ways to obtain the points. The major accounting policy for its points program is described as follows:

(1)	Sales of vehicles

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

(2)	Sales of Energy Package and Service Package

Energy Package—When the customers charge their vehicles without using our charging network, we will grant points based on the actual cost the customers incur. We record the value of the points as a reduction of revenue from the Energy Package.

Service Package—We grant points to the customers with safe driving record during the effective period of the service package. We record the value of the points as a reduction of revenue from the Service Package.

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

For the years ended December 31, 2018, 2019 and 2020, the revenue portion allocated to the points as separate performance obligation was RMB47.3 million, RMB66.3 million and RMB162.5 million (US$24.9 million), respectively, which is recorded as contract liability (deferred revenue). For the years ended December 31, 2018, 2019 and 2020, the total points recorded as a reduction of revenue was RMB0.4 million, RMB25.4 million and RMB50.9 million (US$7.8 million), respectively. For the years ended December 31, 2018, 2019 and 2020, the total points recorded as selling and marketing expenses were RMB153.1 million, RMB142.4 million and RMB78.2 million (US$12.0 million), respectively.

As of December 31, 2019 and 2020, liabilities recorded related to unredeemed points were RMB178.7 million and RMB221.5 million (US$33.9 million), respectively.

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

Before the completion of our initial public offering, the fair value of the restricted shares were assessed using the income approaches / market approaches, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment required complex and subjective judgments regarding our projected financial and operating results, our unique business risks, the liquidity of our ordinary shares and our operating history and prospects at the time the grants were made. Upon the completion of our initial public offering, the fair value of the restricted shares is based on the fair market value of the underlying ordinary shares on the date of grant. In addition, the binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions, including the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of these awards was determined taking into account independent valuation advice.

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

We record liabilities related to uncertain tax positions when, despite our belief that our tax return positions are supportable, we believe that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. We did not recognize uncertain tax positions as of December 31, 2019 and 2020.

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

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Revenues: (1)
Vehicle sales	4,852,470	7,367,113	15,182,522	2,326,823
Other sales	98,701	457,791	1,075,411	164,814
Total revenues	4,951,171	7,824,904	16,257,933	2,491,637
Cost of sales:(2)
Vehicle sales	(4,930,135)	(8,096,035)	(13,255,770)	(2,031,536)
Other sales	(276,912)	(927,691)	(1,128,744)	(172,988)
Total cost of sales	(5,207,047)	(9,023,726)	(14,384,514)	(2,204,524)
Gross (loss)/profit	(255,876)	(1,198,822)	1,873,419	287,113
Operating expenses:(2)
Research and development(2)	(3,997,942)	(4,428,580)	(2,487,770)	(381,267)
Selling, general and administrative(2)	(5,341,790)	(5,451,787)	(3,932,271)	(602,647)
Other operating loss	—	—	(61,023)	(9,352)
Total operating expenses	(9,339,732)	(9,880,367)	(6,481,064)	(993,266)
Loss from operations	(9,595,608)	(11,079,189)	(4,607,645)	(706,153)
Interest income	133,384	160,279	166,904	25,579
Interest expenses	(123,643)	(370,536)	(426,015)	(65,290)
Share of losses of equity investee	(9,722)	(64,478)	(66,030)	(10,120)
Other income/(loss), net	(21,346)	66,160	(364,928)	(55,928)
Loss before income tax expenses	(9,616,935)	(11,287,764)	(5,297,714)	(811,912)
Income tax expense	(22,044)	(7,888)	(6,368)	(976)
Net loss	(9,638,979)	(11,295,652)	(5,304,082)	(812,888)
(1)	We began generating revenues in June 2018, when we began making deliveries and sales of the ES8. We currently generate revenues from vehicle sales and other sales.
(2)	Share-based compensation expenses were allocated in cost of sales and operating expenses as follows:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Cost of Sales	9,289	9,763	5,564	853
Research and development expenses	109,124	82,680	51,024	7,820
Selling, general and administrative expenses	561,055	241,052	130,506	20,001
Total	679,468	333,495	187,094	28,674

Years Ended December 31, 2020 and 2019

Revenues

Our revenues increased by 107.8% from RMB7,824.9 million in 2019 to RMB16,257.9 million (US$2,491.6 million) in 2020, primarily attributable to (i) an increase in the number of vehicles sold in 2020 as compared to 2019, and (ii) an increase in the incremental revenue recognized from user rights and service packages, which was in line with the growth of our vehicle sales.

Cost of sales

Our cost of sales increased by 59.4% from RMB9,023.7 million in 2019 to RMB14,384.5 million (US$2,204.5 million) in 2020, mainly due to the increase of delivery volume of the ES6, the ES8, and the EC6 in 2020.

Research and Development Expenses

Research and development expenses decreased by 43.8% from RMB4,428.6 million in 2019 to RMB2,487.8 million (US$381.3 million) in 2020, primarily due to (i) a 61.9% decrease in design and development expense, which decreased from RMB2,041.0 million in 2019 to RMB778.5 million (US$119.3 million) in 2020 primarily due to higher design and development expenses incurred before the launch of the ES6 and the all-new ES8 in 2019, as well as reduced design and development activities as a result of the COVID-19 pandemic in 2020; and (ii) a 32.1% decrease in employee compensation for our research and development employees, which decreased from RMB2,004.9 million in 2019 to RMB1,362.2 million (US$208.8 million) in 2020 primarily due to decrease in the number of our research and development employees (including employees of our product and software development teams) attributable to our continuous cost control efforts.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by 27.9% from RMB5,451.8 million in 2019 to RMB3,932.3 million (US$602.6 million) in 2020, primarily due to (i) a 24.4% decrease in employee compensation, which decreased from RMB2,231.7 million in 2019 to RMB1,687.9 million (US$258.7 million) in 2020, due to a decrease in the number of our administrative employees attributable to our continuous cost control efforts; and (ii) a 17.5% decrease in marketing and promotional expenses, which decreased from RMB818.1 million in 2019 to RMB675.1 million (US$103.5 million) in 2020, primarily due to a decrease in offline marketing and promotional activities as a result of the COVID-19 pandemic.

Loss from Operations

As a result of the foregoing, we incurred a loss from operations of RMB4,607.6 million (US$706.2 million) in 2020, as compared to a loss of RMB11,079.2 million in 2019.

Interest Income

In 2020, we recorded interest income of RMB166.9 million (US$25.6 million), as compared to RMB160.3 million in 2019.

Interest Expense

In 2020, we recorded interest expense of RMB426.0 million (US$65.3 million), as compared to interest expense of RMB370.5 million in 2019, primarily because the principal amount of convertible notes outstanding was higher in 2020 due to the issuance of the Affiliate Notes and the 2021 Notes, and to a lesser extent, the interest-bearing period of our long-term convertible notes issued in February 2019 was shorter in 2019 than in 2020.

Share of Losses of Equity Investees

We recorded share of losses of equity investees of RMB66.0 million (US$10.1 million) in 2020, as compared with share of losses of equity investee of RMB64.5 million in 2019.

Other (Loss)/Income, Net

We recorded other loss of RMB364.9 million (US$55.9 million) in 2020, as compared to other income of RMB66.2 million in 2019, primarily due to foreign exchange adjustments in connection with the movements between the U.S. dollar and the Renminbi, which was partially offset by the effect of commission return.

Income Tax Expense

In 2020, our income tax expense was RMB6.4 million (US$1.0 million), as compared to RMB7.9 million in 2019.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB5,304.1 million (US$812.9 million) in 2020, as compared to a net loss of RMB11,295.7 million in 2019.

Years Ended December 31, 2019 and 2018

Revenues

Our revenues increased by 58.0% from RMB4,951.2 million in 2018 to RMB7,824.9 million in 2019, primarily attributable to (i) an increase in the number of vehicles sold in 2019, and (ii) an increase in the incremental revenue recognized from user rights and service packages, which was in line with the growth of our vehicle sales.

Cost of sales

Our cost of sales increased by 73.3% from RMB5,207.0 million in 2018 to RMB9,023.7 million in 2019, mainly due to (i) an increase in direct parts, materials and manufacturing overhead (including depreciation of assets associated with the production) by RMB3,007.3 million; (ii) an increase in processing fee and compensation to JAC for its operating losses incurred in the amount by RMB158.6 million; and (iii) an increase in labor costs that are associated with sales of energy and service packages by RMB146.0 million.

Research and Development Expenses

Research and development expenses increased by 10.8% from RMB3,997.9 million in 2018 to RMB4,428.6 million in 2019, primarily due to (i) an 11.7% increase in design and development expense, which increased from RMB1,828.0 million in 2018 to RMB2,041.0 million in 2019 primarily due to the incurrence of incremental design and development costs for the ES6, EC6 and all-new ES8; and (ii) an 8.3% increase in employee compensation for our research and development employees, which increased from RMB1,850.9 million in 2018 to RMB2,004.9 million in 2019 primarily due to an increase in the year-round average number of our research and development employees (including employees of our product and software development teams).

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased slightly by 2.1% from RMB5,341.8 million in 2018 to RMB5,451.8 million in 2019, primarily due to (i) a 63.9% increase in rental and related expenses, which increased from RMB450.1 million in 2018 to RMB737.6 million in 2019, due to the expansion of our network of NIO Houses and NIO Spaces since the second half of 2018; (ii) an 83.1% increase in depreciation and amortization expenses, which increased from RMB249.8 million in 2018 to RMB457.4 million in 2019, primarily due to the increased depreciation expenses from leasehold improvement of NIO Houses and office buildings; and (iii) a 32.0% increase in other expenses, which increased from RMB284.0 million in 2018 to RMB375.0 million in 2019 primarily due to the recognition of certain accrued allowance against receivables in 2019, partially offset by a decrease in marketing and promotional expenses from RMB1,158.5 million in 2018 to RMB818.1 million in 2019 in connection with reduced marketing and promotional activities.

Loss from Operations

As a result of the foregoing, we incurred a loss from operations of RMB11,079.2 million in 2019, as compared to a loss of RMB9,595.6 million in 2018.

Interest Income

In 2019, we recorded interest income of RMB160.3 million as compared to RMB133.4 million in 2018, primarily due to the interest income received on higher cash balances deposited with banks in 2018.

Interest Expense

In 2019, we recorded interest expense of RMB370.5 million, as compared to interest expense of RMB123.6 million in 2018, primarily due to an increase in our indebtedness (including the 2024 Notes, the Affiliate Notes and bank debt) in 2019.

Share of Losses of Equity Investees

We recorded share of losses of equity investees of RMB64.5 million in 2019, as compared with share of losses of equity investee of RMB9.7 million in 2018, primarily because most of our equity investees were loss-making start-up companies.

Other Income, Net

We recorded other income of RMB66.2 million in 2019, as compared to other loss of RMB21.3 million in 2018, primarily due to the investment gains we recorded from the disposal of a subsidiary of NIO Capital.

Income Tax Expense

In 2019, our income tax expense was RMB7.9 million, a decrease of 64.2% from RMB22.0 million in 2018, which was primarily due to our reduced business scale in Germany and the United Kingdom.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB11,295.7 million in 2019, as compared to a net loss of RMB9,639.0 million in 2018.

B.          Liquidity and Capital Resources

Cash Flows and Working Capital

We had net cash used in operating activities of RMB7,911.8 million and RMB8,721.7 million in 2018 and 2019, respectively, and net cash provided by operating activities of RMB1,950.9 million (US$299.0 million) in 2020. Our principal sources of liquidity have been proceeds from issuances of equity securities in our initial public offering and private placements, our notes offering, and our bank facilities.

As of December 31, 2020, we had a total of RMB38,545.1 million (US$5,907.3 million) in cash and cash equivalents and restricted cash. As of December 31, 2020, 83.8% of our cash and cash equivalents and restricted cash were denominated in US$ and held in PRC, Hong Kong and United States, and the other cash and cash equivalents and restricted cash were mainly denominated in Renminbi and held in the PRC. Our cash and cash equivalents consist primarily of cash on hand, time deposits and highly liquid investments placed with banks, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

As of December 31, 2020, the total size of our bank facilities was RMB16,255.0 million (US$2,491.2 million), of which RMB1,875.4 million (US$287.4 million), RMB680.0 million (US$104.2 million) and RMB985.0 million (US$151.0 million) were utilized for borrowing, letters of guarantee and bankers’ acceptance, respectively.

As of December 31, 2020, we had approximately US$910.1 million in total long-term borrowings outstanding, consisting primarily of the 2024 Notes, portions of the Affiliate Notes, and our long-term bank debt.

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

Shortly after the pricing of the 2026 Notes and the 2027 Notes in January 2021, we entered into separate and individually privately negotiated agreements with certain holders of the 2024 Notes to exchange approximately US$581.7 million principal amount of the outstanding 2024 Notes for ADSs (each, a “2024 Notes Exchange” and collectively, the “2024 Notes Exchanges”). The 2024 Notes Exchanges closed on January 15, 2021. In connection with the 2024 Notes Exchanges, we also entered into agreements with certain financial institutions that are parties to our existing capped call transactions (which we had entered into in February 2019 in connection with the issuance of the 2024 Notes) shortly after the pricing of the 2026 Notes and the 2027 Notes to terminate a portion of the relevant existing capped call transactions in a notional amount corresponding to the portion of the principal amount of such 2024 Notes exchanged. In connection with such terminations of the existing capped call transactions, we received deliveries of ADSs in such amounts as specified pursuant to such termination agreements on January 15, 2021.

The Affiliate Notes issued in the first tranche will mature in 360 days, bear no interest, and require us to pay a premium at 2% of the principal amount at maturity. The Affiliate Notes issued in the second tranche will mature in three years, bear no interest, and require us to pay a premium at 6% of the principal amount at maturity. The 360-day Affiliate Notes will be convertible into our Class A ordinary shares (or ADSs) at a conversion price of US$2.98 per ADS at the holder’s option from the 15th day immediately prior to maturity, and the three-year convertible notes will be convertible into our Class A ordinary shares (or ADSs) at a conversion price of US$3.12 per ADS at the holder’s option from the first anniversary of the issuance date. The holders of the three-year Affiliate Notes will have the right to require us to repurchase for cash all of the convertible notes or any portion thereof on February 1, 2022. As of December 31, 2020, the 360-day Affiliate Notes issued to each of an affiliate of Tencent Holdings Limited and Mr. Bin Li have been converted to Class A ordinary shares and the three-year Affiliate Notes issued to the wholly owned company of Mr. Bin Li have been converted to ADSs.

The 2021 Notes bear zero interest and will mature in February 2021. Prior to maturity, the holders of the 2021 Notes have the right to convert either all or part of the principal amount of the 2021 Notes into Class A ordinary shares (or ADSs) of our company pursuant to conversion price and conditions as set forth in the respective convertible notes purchase agreements. As of December 31, 2020, all of the 2021 Notes have been converted to ADSs.

In January 2021, we issued US$750 million aggregate principal amount of 0.00% convertible senior notes due 2026, or the 2026 Notes, and US$750 million aggregate principal amount of 0.50% convertible senior notes due 2027, or the 2027 Notes. The 2026 Notes and the 2027 Notes are unsecured debt. The 2026 Notes will not bear interest, and the principal amount of the 2026 Notes will not accrete. The 2027 Notes will bear interest at a rate of 0.50% per year. The 2026 Notes will mature on February 1, 2026 and the 2027 Notes will mature on February 1, 2027, unless repurchased, redeemed or converted in accordance with their terms prior to such date. Prior to August 1, 2025, in the case of the 2026 Notes, and August 1, 2026, in the case of the 2027 Notes, the 2026 Notes and the 2027 Notes, as applicable, will be convertible at the option of the holders only upon satisfaction of certain conditions and during certain periods. Holders may convert their 2026 Notes or 2027 Notes, as applicable, at their option at any time on or after August 1, 2025, in the case of the 2026 Notes, or August 1, 2026, in the case of the 2027 Notes, until the close of business on the second scheduled trading day immediately preceding the relevant maturity date. Upon conversion, we will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at our election. The initial conversion rate of the 2026 Notes is 10.7458 ADSs per US$1,000 principal amount of such 2026 Notes. The initial conversion rate of the 2027 Notes is 10.7458 ADSs per US$1,000 principal amount of such 2027 Notes. The relevant conversion rate for such series of the 2026 Notes and the 2027 Notes is subject to adjustment upon the occurrence of certain events. Holders of the 2026 Notes and the 2027 Notes may require us to repurchase all or part of their 2026 Notes and 2027 Notes for cash on February 1, 2024, in the case of the 2026 Notes, and February 1, 2025, in the case of the 2027 Notes, or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the 2026 Notes or the 2027 Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the relevant repurchase date. In addition, on or after February 6, 2024, in the case of the 2026 Notes, and February 6, 2025, in the case of the 2027 Notes, until the 20th scheduled trading day immediately prior to the relevant maturity date, we may redeem the 2026 Notes or the 2027 Notes, as applicable for cash subject to certain conditions, at a redemption price equal to 100% of the principal amount of the 2026 Notes or the 2027 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the relevant optional redemption date. Furthermore, we may redeem all but not part of the 2026 Notes or the 2027 Notes in the event of certain changes in the tax laws. Satisfying the obligations of the 2026 Notes and the 2027 Notes could adversely affect the amount or timing of any distributions to our shareholders. We may choose to satisfy, repurchase, or refinance the 2026 Notes or the 2027 Notes through public or private equity or debt financings if we deem such financings available on favorable terms.

We operate with continuous loss. As of the date of this annual report, the cash contribution obligations of us and the Hefei Strategic Investors have all been fulfilled, and we hold 90.360% controlling equity interests in NIO China. For details on the cash investment installments, please see “Item 4. Information on the Company—B. Business Overview—Certain Other Cooperation Arrangements—Hefei Strategic Investors” included elsewhere in this annual report. We believe that our current cash and cash equivalents, short-term investment and cash generated from operations will be sufficient to support our continuous operations and to meet our payment obligations when liabilities fall due for the next 12 months. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments or operations through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

The following table sets forth a summary of our cash flows for the years indicated.

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Summary of Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(7,911,768)	(8,721,706)	1,950,894	298,985
Net cash provided by/(used in) investing activities	(7,940,843)	3,382,069	(5,071,060)	(777,174)
Net cash provided by financing activities	11,603,092	3,094,953	41,357,435	6,338,307
Effects of exchange rate changes on, cash equivalents and restricted cash	(56,947)	10,166	(682,040)	(104,527)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(4,306,466)	(2,234,518)	37,555,229	5,755,591
Cash, cash equivalents and restricted cash at beginning of the year	7,530,853	3,224,387	989,869	151,704
Cash, cash equivalents and restricted cash at end of the year	3,224,387	989,869	38,545,098	5,907,295

Operating Activities

Net cash provided by operating activities was RMB1,950.9 million (US$299.0 million) in 2020, primarily attributable to a net loss of RMB5,304.1 million (US$812.9 million), adjusted for (i) non-cash items of RMB 2,425.1 million (US$371.7 million), which primarily consisted of depreciation and amortization of RMB1046.5 million (US$160.4 million), amortization of right-of-use assets of RMB499.2 million (US$76.5 million), share-based compensation expenses of RMB187.1 million (US$28.7 million) and foreign exchange loss of RMB457.4 million (US$70.1 million), (ii) a net decrease in operating assets and liabilities by RMB4,829.9 million (US$742.0 million), which was primarily attributable to an increase in trade and notes payable of RMB3,256.6 million (US$499.1 million), an increase in accruals and other liabilities of RMB836.5 million (US$128.2 million) , which was partially offset by, among others, a decrease in operating lease liabilities of RMB448.5 million (US$68.7 million) and an increase in inventory of RMB197.8 million (US$30.3 million).

Net cash used in operating activities was RMB8,721.7 million in 2019, primarily attributable to a net loss of RMB11,295.7 million, adjusted for (i) non-cash items of RMB2,137.1 million, which primarily consisted of depreciation and amortization of RMB998.9 million and share-based compensation expenses of RMB333.5 million and (ii) a net decrease in operating assets and liabilities by RMB436.8 million, which was primarily attributable to a decrease in inventory by RMB569.2 million, and an increase in accruals and other liabilities by RMB658.9 million, consisting primarily of research and development services, advance payments from ES8 and ES6 customers, salary and benefits payable and accounts payable in connection with marketing events. Net cash used in operating activities was partially offset by, among others, an increase in trade receivables by RMB681.6 million primarily consisting of an increase in the government subsidies relating to our vehicle sales, and payment of operating lease liabilities by RMB345.3 million.

Net cash used in operating activities was RMB7,911.8 million in 2018, primarily attributable to a net loss of RMB9,639.0 million, adjusted for (i) non-cash items of RMB1,221.6 million, which primarily consisted of share-based compensation expenses of RMB679.5 million and depreciation and amortization of RMB474.2 million and (ii) a net decrease in operating assets and liabilities of RMB505.7 million, which was primarily attributable to an increase in trade payables of RMB2,635.7 million consisting primarily of accounts payable relating to the purchase of inventory; an increase in accruals and other liabilities of RMB1,360.5 million, consisting primarily of research and development services, advance payments from ES8 customers, salary and benefits payable and accounts payable in connection with marketing events; and an increase in other non-current liabilities of RMB291.1 million consisting primarily of rental payables, partially offset by, among others, an increase in inventory of RMB1,375.9 million primarily related to purchase of raw materials, works in progress and finished goods; an increase in prepayments and other current assets of RMB835.6 million consisting primarily of deductible value-added tax and prepaid expenses; an increase in trade receivables of RMB756.5 million primarily consisting of an increase in the government subsidies relating to our vehicle sales and an increase in long-term receivables of RMB574.7 million primarily resulting from battery payment installment arrangement with customers, and an increase in other non-current assets of RMB658.0 million.

Investing Activities

Net cash used in investing activities was RMB5,071.1 million (US$777.2 million) in 2020, primarily attributable to (i) purchases of short-term investments of RMB7,594.1 million (US$1,163.8 million), (ii) purchase of property, plant and equipment and intangible assets of RMB1,127.7 million (US$172.8 million), and (iii) acquisition of equity investees of RMB250.8 million (US$38.4 million), partially offset by (i) proceeds from sale of short-term investments of RMB3,738.5 million (US$572.9 million), and (ii) proceeds from disposal of property and equipment of RMB163.1 million (US$25.0 million).

Net cash provided by investing activities was RMB3,382.1 million in 2019, primarily attributable to (i) proceeds from sale of short-term investments of RMB7,246.5 million, and (ii) proceeds from disposal of equity investees of RMB76.7 million, partially offset by purchases of short-term investments of RMB2,202.8 million, and (ii) purchase of property, plant and equipment and intangible assets of RMB1,706.8 million.

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

Financing Activities

Net cash provided by financing activities was RMB41.4 billion (US$6.3 billion) in 2020, primarily attributable to (i) proceeds from issuance of ordinary shares, net of RMB34,607.1 million (US$5,303.8 million), (ii) capital injection from redeemable non-controlling interests holders of RMB5,000.0 million (US$766.3 million), (iii) proceeds from issuance of convertible promissory note-third parties of RMB3,014.6 million (US$462.0 million), (iv) proceeds from issuance of convertible promissory note-related parties of RMB90.5 million (US$13.9 million), (v) proceeds from borrowings from third parties of RMB1,605.5 million (US$246.0 million), and (vi) proceeds from borrowings from related parties of RMB260.0 million (US$39.8 million), partially offset by (i) repurchase of redeemable non-controlling interests of RMB2,071.5 million (US$317.5 million), (ii) repayments of borrowings from third parties of RMB964.8 million (US$147.9 million), and (iii) repayment of borrowings from related parties of RMB285.8 million (US$43.8 million).

Net cash provided by financing activities was RMB3,095.0 million in 2019, primarily attributable to (i) proceeds from issuance of convertible promissory note-third parties of RMB2,802.0 million, (ii) proceeds from issuance of convertible promissory note-related parties of RMB1,520.4 million, (iii) the proceeds from borrowings from third parties of RMB1,350.8 million, and (iv) the proceeds from borrowings from related parties of RMB25.8 million, partially offset by repayments of borrowings of RMB2,611.0 million.

Net cash provided by financing activities was RMB11,603.1 million in 2018, primarily attributable to (i) the proceeds from the issuance of ordinary shares in our initial public offering of RMB7,531.0 million; (ii) the proceeds from the issuance of redeemable non-controlling interests of RMB1,265.9 million in connection with the issuance by a wholly-owned subsidiary of us of redeemable preferred shares to certain third party strategic investors and (iii) the proceeds from borrowings from third parties of RMB2,668.5 million.

Capital Expenditures

We made capital expenditures of RMB2,644.0 million, RMB1,706.8 million and RMB1,127.7 million (US$172.8 million) in 2018, 2019 and 2020, respectively. In these periods, our capital expenditures were mainly used for the acquisition of property, plant and equipment and intangible assets which consisted primarily of mold and tooling, IT equipment, research and development equipment, leasehold improvements, consisting primarily of office space, NIO Houses and laboratory improvements as well as the roll-out of our power solutions. We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business, and that our level of capital expenditures will be significantly affected by user demand for our products and services. The fact that we have a limited operating history means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. To the extent the proceeds of securities we have issued and cash flows from our business activities are insufficient to fund future capital requirements, we may need to seek equity or debt financing. We will continue to make capital expenditures to support the expected growth of our business.

Borrowings

As of December 31, 2020, our total borrowings, including current borrowings and non-current borrowings, were RMB7,868.8 million (US$1,206.0 million), primarily consisting of convertible notes of RMB5,196.5 million (US$796.4 million), bank loans of RMB2,234.4 million (US$342.4 million) and loan from investors of RMB438.0 million (US$67.1 million).

Holding Company Structure

NIO Inc. is a holding company with no material operations of its own. We conduct a portion of our operations through our PRC subsidiaries, and, to a lesser extent, our variable interest entities and their subsidiaries in China. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our variable interest entities and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds, staff bonuses and welfare funds at its discretion, and each of our variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. Our VIEs that existed as of December 31, 2020 did not have any material assets or liabilities as of December 31, 2020. In the future we expect Beijing NIO to focus on value-added telecommunications services, including, without limitation, performing internet services, operating our website and our mobile application as well as holding certain related licenses.

C.          Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technology—Worldwide Research and Development Footprint” and “—Intellectual Property.”

D.          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.          Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(in RMB thousands)
Capital commitments	483,359	399,580	78,046	5,213	520
Operating lease obligations	1,780,988	664,988	421,579	287,087	407,334
Finance lease obligations	96,602	36,494	29,561	22,515	8,032
Short-term and long-term borrowings	2,672,332	1,930,560	741,772	—	—
Interest on bank borrowings	100,687	70,028	30,659	—	—
Convertible notes with principal and interest	6,010,248	220,215	786,250	5,003,783	—
Total	11,144,216	3,321,865	2,087,867	5,318,598	415,886

Capital commitments are commitments in relation to the purchase of property and equipment including leasehold improvements. Operating lease obligations consist of leases in relation to certain offices and buildings, NIO Houses and other property for our sales and after-sales network.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020.

G.          Safe Harbor

See “Forward-Looking Information” on page 2 of this annual report.

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bin Li	46	Chairman and Chief Executive Officer
Lihong Qin	47	Director and President
Feng Shen	57	Executive Vice President
Xin Zhou	50	Executive Vice President
Wei Feng	41	Chief Financial Officer
Ganesh V. Iyer	53	Chief Information Officer
Hai Wu	52	Independent Director
Denny Ting Bun Lee	53	Independent Director
James Gordon Mitchell	47	Director

Mr. Bin Li is our founder and has served as chairman of the board since our inception and our chief executive officer since January 2018. In 2000, Mr. Li co-founded Beijing Bitauto E-Commerce Co., Ltd. and served as its director and president until 2006. From 2010 to 2020, Mr. Li served as chairman of the board of directors at Bitauto Holdings Limited, a former NYSE-listed automobile service company and a leading automobile service provider in China. In 2002, Mr. Li co-founded Beijing Creative & Interactive Digital Technology Co., Ltd. and has served as its chairman of the board of directors and chief executive officer since its inception. In addition, Mr. Li served as vice-chairman of China Automobile Dealers Association, or CADA, and was recognized by CADA in 2008 as one of the top 10 most influential and distinguished people in China’s automobile dealer industry in the past 20 years. Mr. Li received his bachelor’s degree in sociology from Peking University where he minored in Law.

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

Mr. Wei Feng has served as our Chief Financial Officer since November 2019. Prior to joining our company, Mr. Feng served as managing director and head of the auto and auto parts research team at China International Capital Corporation. Prior to that, Mr. Feng served as an industry analyst at Everbright Securities Co. Ltd. from 2010 to 2013. Mr. Feng’s career also includes more than five years’ working experience within the ZF (China) Investment Co., Ltd. where he participated in numerous corporate matters. Mr. Feng received his bachelor’s degree in Engineering from the Department of Automotive Engineering at Tsinghua University, and his joint master’s degree in Automotive System Engineering from RWTH Aachen University in Germany and Tsinghua University in China.

Mr. Ganesh V. Iyer has served as our global chief information officer since April 2016 and managing director of NIO U.S. since December 2018. Mr. Iyer has over 32 years of experience delivering results in various industries including autonomous technology, hi-tech, manufacturing, and telecom. Mr. Iyer worked as vice president of Information Technology at Tesla Inc. from 2012 to 2016. Prior to Tesla, where he served as vice president of Information Technology, Mr. Iyer held senior information technology leadership roles at VMWare from 2010 to 2012. Prior to VMWare, Mr. Iyer served as director of information technology at Juniper Networks and WebEx. He also spent 10 years in consulting primarily at Electronic Data Systems and Tata Consultancy Services. Mr. Iyer received a bachelor’s degree in chemical engineering with a minor in mathematics from the university of Calicut in India.

Mr. Hai Wu has served as our director since July 2016. Mr. Wu has served as a managing partner of Cenova Capital since May 2019. He has extensive experience in investments and management. Prior to Cenova Capital, Mr. Wu served as a managing director of China at Temasek Holdings Ltd. since May 2014. Prior to that, Mr. Wu was the chief executive officer at Ramaxel Technology (Shenzhen) Limited from April 2012 to February 2014 and a managing director at CITIC Private Equity Funds Management Co., Ltd. from March 2010 to May 2012. Mr. Wu served as the global director and managing partner of the Beijing Branch office of McKinsey & Company from August 1999 to February 2010. He also served as a non-executive director of COFCO Meat Holdings Limited from September 2015 to December 2017. He received a bachelor’s degree in physiology from Peking University, a master’s degree in business administration from the Johnson School of Management, Cornell University and a doctoral degree in neuroscience and cell biology  from Rutgers University.

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

Mr. James Gordon Mitchell has served as our director since September 2018. Currently, Mr. Mitchell serves as Senior Executive Vice President and Chief Strategy Officer of Tencent Holdings, where he has worked since July 2011. Mr. Mitchell has also served as the Chairman and Non-Executive director of the board of China Literature Limited since June 2017. He is also a director of certain other listed companies including Frontier Developments Plc (AIM: FDEV), and Tencent Music Entertainment Group (NYSE: TME), and of several unlisted companies. Prior to joining Tencent, Mr. Mitchell was a managing director at Goldman Sachs. He is a CFA® Charterholder and received a degree from Oxford University.

B.          Compensation of Directors and Executive Officers

For the year ended December 31, 2020, we paid an aggregate of approximately US$2.2 million in cash to our directors and executive officers. For share incentive grants to our directors and executive officers, see “—Stock Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Stock Incentive Plans

Our board of directors has approved and adopted share-based awards under four stock incentive plans, namely, the 2015 Stock Incentive Plan, or the 2015 Plan, the 2016 Stock Incentive Plan, or the 2016 Plan, the 2017 Stock Incentive Plan, or the 2017 Plan, and the 2018 Stock Incentive Plan, or the 2018 Plan. The terms of the 2015 Plan, the 2016 Plan and the 2017 Plan are substantially similar. The purpose of our stock incentive plans is to attract and retain the best available personnel, to provide additional incentives to our employees, directors and consultants and to promote the success of our business. Our board of directors believes that our long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability and qualifications, make important contributions to our business.

Under the 2015 Plan, the 2016 Plan and the 2017 Plan, the maximum numbers of Class A ordinary shares which may be issued pursuant to all awards are 46,264,378, 18,000,000 and 33,000,000, respectively. Under the 2018 Plan, the maximum number of shares available for issuance pursuant to all awards is initially 23,000,000 Class A ordinary shares, which amount will automatically increase each year by the number of shares representing 1.5% of the then total issued and outstanding share capital of our company as of the end of each preceding year. As of December 31, 2020, awards to purchase an aggregate amount of 79,318,499 Class A ordinary shares under our stock incentive plans have been granted and are outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

Termination and amendment of the 2018 Plan. Unless terminated earlier, the 2018 Plan has a term of five years from January 1, 2019. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

The following table summarizes, as of December 31, 2020, the awards granted under the 2015 Plan, the 2016 Plan, the 2017 Plan and 2018 Plan to several of our executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Class A Ordinary
Shares Underlying
Options and
	Restricted Share	Exercise Price
Name	Units	(US$/Share**)	Date of Grant	Date of Expiration
Bin Li	15,000,000	2.55	March 1, 2018	February 29, 2028
		N/A	March 5, 2020
Lihong Qin	*	2.39	April 2, 2020	April 1, 2030
		2.55	February 28, 2018	February 27, 2028
		2.55	February 1, 2018	January 31, 2028
		N/A	March 5, 2020
Xin Zhou	*	2.05	September 25, 2019	September 24, 2026
		2.39	April 2, 2020	April 1, 2030
		2.55	February 28, 2018	February 27, 2028
		2.55	February 1, 2018	January 31, 2028
		N/A	March 5, 2020
Denny Ting Bun Lee	*	N/A	September 12, 2018
		N/A	August 13, 2020
		N/A	September 12, 2020
Hai Wu	*	3.61	May 29, 2019	May 29, 2026
Feng Shen	*	1.8	December 31, 2017	December 30, 2027
		2.05	September 25, 2019	September 24, 2026
		2.39	April 2, 2020	April 1, 2030
		2.55	February 1, 2018	January 31, 2028
		N/A	March 5, 2020
Wei Feng	*	1.8	November 18, 2019	November 17, 2026
		2.39	April 2, 2020	April 1, 2030
		3.98	May 29, 2020	May 28, 2027
		N/A	March 5, 2020
Ganesh V Iyer	*	2.05	September 25, 2019	September 24, 2026
		0.27	May 3, 2016	May 2, 2026
		2.55	March 1, 2018	February 29, 2028
		2.39	April 2, 2020	April 1, 2030
Total	25,679,608

*    Less than one percent of our total outstanding shares.

**    Applicable to options only.

As of December 31, 2020, non-executive officers and other grantees as a group held awards of options to purchase 53,841,799 Class A ordinary shares of our company. The exercise prices of the options range from US$0.1 to US$48.45 per share.

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

D.          Employees

As of December 31, 2020, we had 7,763 full-time employees. The following table sets forth the numbers of our employees categorized by function and region as of December 31, 2020.

As of December 31, 2020
China:
User experience (sales and marketing and service)	4,141
Product and software development	1,954
Manufacturing	650
General administration	695
Northern California:
Product and software development	149
General administration	42
Munich:
Product and software development	75
General administration	20
United Kingdom:
Product and software development	35
General administration	2
Total number of employees	7,763

Our employees have set up a labor union in China according to the related Chinese labor law. To date we have not experienced any labor strike, and we consider our relationship with our employees to be good.

We provide competitive level of salary and other employee benefits to our employees. Every employee beneficially owns shares in our company. We provide employees with a wide range of benefits, including but not limited to employees' commercial insurance, physical examinations, vocational training and holiday benefits. We aim to create a warm, safe and secure working environment for everyone.

E.          Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2021 with respect to:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 1,638,518,109 ordinary shares outstanding as of February 28, 2021, comprising of 1,361,724,177 Class A ordinary shares, 128,293,932 Class B ordinary shares and 148,500,000 Class C ordinary shares.

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

	Class A	Class B	Class C	Total
	ordinary	ordinary	ordinary	ordinary		% of
	shares	shares	shares	shares	% of	aggregate
	beneficially	beneficially	beneficially	beneficially	beneficial	voting
	owned	owned	owned	owned	ownership	power†
Directors and Executive Officers**:
Bin Li(1)	25,967,776	—	148,500,000	174,467,776	10.6	39.3
Lihong Qin	*	—	—	*	*	*
Feng Shen	*	—	—	*	*	*
Xin Zhou	*	—	—	*	*	*
Wei Feng	*	—	—	*	*	*
Ganesh V. Iyer(2)	*	—	—	*	*	*
Hai Wu(3)	*	—	—	*	*	*
Denny Ting Bun Lee(4)	*	—	—	*	*	*
James Gordon Mitchell(5)	—	—	—	—	—	—
All Directors and Executive Officers as a Group	42,758,029	—	148,500,000	191,258,029	11.6	39.7
Principal Shareholders:
Founder vehicles(6)	16,967,776	—	148,500,000	165,467,776	10.1	39.3
Tencent entities(7)	35,955,697	128,293,932	—	164,249,629	10.0	17.9
Baillie Gifford & Co(8)	107,907,768	—	—	107,907,768	6.6	3.5

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

(1)	Represents (i) 9,000,000 Class A ordinary shares issuable to Mr. Bin Li upon exercise of options within 60 days of February 28, 2021, (ii) 4,778,523 Class A ordinary shares and 84,234,928 Class C ordinary shares held by Originalwish Limited, a British Virgin Islands company wholly owned by Mr. Bin Li, (iii) 26,454,325 Class C ordinary shares held by mobike Global Ltd., a British Virgin Islands company wholly owned by Mr. Bin Li, and (iv) 12,189,253 Class A ordinary shares and 37,810,747 Class C ordinary shares held by NIO Users Limited, a holding company controlled by NIO Users Trust, which is under the control of Mr. Bin Li.
(2)	The business address of Mr. Iyer is 3200 North First Street, San Jose, CA 95134.
(3)	The business address of Mr. Wu is No. 53, Gaoyou Road, Xuhui District, Shanghai, People’s Republic of China.
(4)	The business address of Mr. Lee is No. 4 Dianthus Road, Yau Yat Chuen, Kowloon, Hong Kong.
(5)	The business address of Mr. Mitchell is Level 29, Three Pacific Place, 1 Queen's Road East, Wanchai, Hong Kong.

(6)	Represents (i) 4,778,523 Class A ordinary shares and 84,234,928 Class C ordinary shares held by Originalwish Limited, (ii) 26,454,325 Class C ordinary shares held by mobike Global Ltd., and (iii) 12,189,253 Class A ordinary shares and 37,810,747 Class C ordinary shares held by NIO Users Limited, which are collectively referred to in this annual report as Founder Vehicles. Each of Originalwish Limited and mobike Global Ltd. is a company incorporated in the British Virgin Islands and beneficially owned by Mr. Bin Li. NIO Users Limited is a holding company controlled by NIO Users Trust, which is under the control of Mr. Bin Li. The registered address of Originalwish Limited and mobike Global Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The registered address of NIO Users Limited is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.
(7)	Based on the statement on Schedule 13D/A filed on March 4, 2021 jointly by (i) Tencent Holdings Limited, (ii) Image Frame Investment (HK) Limited, (iii) Mount Putuo Investment Limited, and (iv) Huang River Investment Limited, pursuant to which Mount Putuo Investment Limited holds 40,905,125 Class B ordinary shares, Image Frame Investment (HK) Limited holds 87,388,807 Class B ordinary shares, a wholly-owned subsidiary of Tencent Holdings Limited holds 146,578 Class A ordinary shares, and Huang River Investment Limited beneficially owns 35,809,119 Class A ordinary shares, which includes (i) 7,070,749 Class A ordinary shares represented by 7,070,749 ADSs held by Huang River Investment Limited, (ii) 16,778,523 Class A ordinary shares issued upon conversion of the 2020 Notes, (iii) 3,154,077 Class A ordinary shares issuable upon conversion of the 2024 Notes within 60 days from March 4, 2021 based on the initial conversion price and (iv) 8,805,770 Class A ordinary shares issuable upon conversion of the 2022 Notes within 60 days from March 4, 2021 based on the initial conversion price. Mount Putuo Investment Limited, Image Frame Investment (HK) Limited, Huang River Investment Limited and Tencent Holdings Limited are collectively referred to in this annual report as the Tencent entities. Mount Putuo Investment Limited and Huang River Investment Limited are companies incorporated in the British Virgin Islands, and Image Frame Investment (HK) Limited is a company incorporated in Hong Kong. Each of Image Frame Investment (HK) Limited, Mount Putuo Investment Limited and Huang River Investment Limited is beneficially owned and controlled by Tencent Holdings Limited, a Cayman Islands company. The registered office of Huang River Investment Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of Image Frame Investment (HK) Limited is 29/F Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The registered address of Mount Putuo Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The principal business address of Tencent Holdings Limited is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.
(8)	Based on the statement on Schedule 13G/A filed on January 29, 2021 by Baillie Gifford & Co., Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries beneficially own 107,907,768 ADSs representing 107,907,768 Class A ordinary shares. The registered address of Baillie Gifford & Co. is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

To our knowledge, as of February 28, 2021, 1,286,365,831 of our Class A ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.          Related Party Transactions

Contractual Arrangements with Our VIE and Its Shareholders

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

Registration on Form F-3 or Form S-3. Any holder is entitled to request us to file a registration statement on Form F-3 or Form S-3 if we qualify for registration on Form F-3 or Form S-3. The holders are entitled to an unlimited number of registrations on Form F-3 or Form S-3 so long as such registration offerings are in excess of US$5.0 million. We have the right to defer filing of a registration statement for a period of not more than 60 days if our board of directors determines in good faith judgment that filing of a registration statement in the near future will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right on any one occasion or more than once during any twelve-month period and cannot register any other securities during such period.

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

Share Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Stock Incentive Plans.”

Other Transactions with Related Parties

In September 2019, we issued US$200 million principal amount of convertible notes to Huang River Investment Limited, to an affiliate of Tencent Holdings Limited, and Mr. Bin Li, our chairman of the board of directors and chief executive officer, collectively the Affiliate Notes. Huang River Investment Limited and Mr. Bin Li each subscribed for US$100 million principal amount of the Affiliate Notes, each in two equally split tranches. The Affiliate Notes issued in the first tranche will mature in 360 days, bear no interest, and require us to pay a premium at 2% of the principal amount at maturity. The Affiliate Notes issued in the second tranche will mature in three years, bear no interest, and require us to pay a premium at 6% of the principal amount at maturity. The 360-day Affiliate Notes will be convertible into our Class A ordinary shares (or ADSs) at a conversion price of US$2.98 per ADS at the holder’s option from the 15th day immediately prior to maturity, and the three-year Affiliate Notes will be convertible into our Class A ordinary shares (or ADSs) at a conversion price of US$3.12 per ADS at the holder’s option from the first anniversary of the issuance date. As of December 31, 2020, the 360-day Affiliate Notes issued to each of an affiliate of Tencent Holdings Limited and Mr. Bin Li have been converted to Class A ordinary shares and the three-year Affiliate Notes issued to the wholly owned company of Mr. Bin Li have been converted to ADSs.

In February 2019, we issued US$750 million aggregate principal amount of 4.50% convertible senior notes due 2024, or the 2024 Notes. The 2024 Notes are unsecured debt and are not redeemable by us prior to the maturity date except for certain changes in tax law. The holders of the 2024 Notes may convert their notes to a number of our ADSs at their option at any time prior to the close of business on the second business day immediately preceding the maturity date pursuant to the 2024 Notes indenture. The 2024 Notes that are converted in connection with a make-whole fundamental change (as defined in the 2024 Notes Indenture) may be entitled to an increase in the conversion rate for such 2024 Notes. Huang River Investment Limited subscribed for US$30 million aggregate principal amount of the 2024 Notes. As of December 2020, the amount of interest payable to Huang River Investment Limited for the 2024 Notes was US$0.5 million.

In 2019, we borrowed RMB25.8 million principal amount of loan from Beijing Changxing Information Technology Co., Ltd., a company significantly influenced by one of our principal shareholders, at an interest rate of 15%. As of December 31, 2020, we had repaid the loan in full.

In 2019 and 2020, we received IT support services from Beijing Yiche Information Science and Technology Co., Ltd., a company significantly influenced by Bin Li, and incurred expenses of IT support services of RMB0.5 million and RMB0.3 million (US$0.04 million), respectively.

In 2018, we granted two interest free loans to NIO Capital, an entity affiliated with our founder Bin Li, with the principal amount of US$5.0 million each. The loans matured in six months. One of the loans was converted into ordinary shares of a subsidiary of NIO Capital upon maturity at our option, and we disposed of such investment in 2019. The other loan was fully repaid before the initial public offering of our ADSs.

In 2018, 2019 and 2020, we received marketing and advertising services from Beijing Xinyi Hudong Guanggao Co., Ltd., Beijing Chehui Hudong Guanggao Co., Ltd., Bite Shijie (Beijing) Keji Co., Ltd., Beijing Yiche Interactive Advertising Co., Ltd., Shanghai Yiju Information Technology Co., Ltd., Tianjin Boyou Information Technology Co., Ltd. and Beijing Bit Ep Information Technology Co., Ltd., and we incurred expenses of marketing and advertising services RMB38.0 million, RMB79.3 million and RMB138.2 million (US$21.2 million), respectively. Beijing Yiche Interactive Advertising Co., Ltd, Shanghai Yiju Information Technology Co., Ltd., Tianjin Boyou Information Technology Co., Ltd. and Beijing Bit Ep Information Technology Co., Ltd. are controlled by our principal shareholders. In December 2020, Mr. Bin Li resigned as chairman of the Board in Beijing Bitauto Interactive Technology Co., Ltd., Since then, Beijing Bitauto Interactive Technology Co., Ltd., Beijing Xinyi Hudong Guanggao Co., Ltd., Bite Shijie (Beijing) Keji Co., Ltd. and Beijing Chehui Hudong Guanggao Co., Ltd. are no longer controlled by Mr. Bin Li, and are no longer our related parties.

In 2018, 2019 and 2020, we provided property management, administrative support, design and research and development services to our affiliates and companies controlled by our principal shareholders, including Shanghai NIO Hongling Investment Management Co., Ltd., Shanghai Weishang Business Consulting Co., Ltd., Nanjing Weibang Transmission Technology Co., Ltd., and Wuhan Weineng Battery Assets Co., Ltd., and we received total service income of RMB3.6 million, RMB4.2 million and RMB1.6 million (US$0.2 million), respectively.

In 2020, we provided sales of goods to our affiliates, including Wuhan Weineng Battery Assets Co., Ltd., Beijing Bit Ep Information Technology Co., Ltd., Beijing Yiche Interactive Advertising Co., Ltd., Beijing Yiche Information Science and Technology Co., Ltd. and Beijing Bitauto Interactive Technology Co., Ltd., and we received total sales of goods of RMB298.5 million (US$45.7 million).

In 2018, 2019 and 2020, we paid a total of RMB132.2 million, RMB132.5 million and RMB174.7 million (US$26.8 million), respectively, for the cost of manufacturing consignment to Suzhou Zenlead XPT New Energy Technologies Co., Ltd., or Suzhou Zenlead. Suzhou Zenlead is an affiliate of ours.

In 2018, we paid a total of RMB11.1 million to Kunshan Siwopu Intelligent Equipment Co., Ltd, or Kushan Siwopu, an affiliate of ours, for purchase of property and equipment. In 2019, we paid a total of RMB42.2 million to Kunshan Siwopu Intelligent Equipment Co., Ltd. and Nanjing Weibang Transmission Technology Co., Ltd. for purchase of property and equipment and raw material. In 2020, we paid a total of RMB137.6 million (US$21.1 million) to Kunshan Siwopu Intelligent Equipment Co., Ltd., Nanjing Weibang Transmission Technology Co., Ltd. and Xunjie Energy (Wuhan) Co., Ltd. for purchase of property and equipment and raw material.

In 2017, we granted interest-free loans to Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd., a company controlled by our principal shareholders. As of the date of this annual report, the loans remain outstanding.

In 2018, we paid a total of RMB8.1 million on behalf of Baidu Capital L.P., a shareholder of our company, to a third party.

In 2018, we made a payment of RMB2.8 million to a supplier on behalf of Nanjing Weibang Transmission Technology Co., Ltd., one of our affiliates. As of December 31, 2020, the amount receivable has been fully repaid.

In 2018, 2019 and 2020, we received research and development and maintenance services from Kunshan Siwopu and Suzhou Zenlead, and paid a total of RMB17.2 million, RMB0.3 million and RMB3.4 million (US$0.5 million), respectively.

C.          Interests of Experts and Counsel

Not applicable.

ITEM 8.       FINANCIAL INFORMATION

A.          Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may be involved in legal proceedings in the ordinary course of our business. Between March and July 2019, several putative securities class action lawsuits were filed against us, certain of our directors and officers, our underwriters in the IPO and our process agent. Some of these actions have been withdrawn, transferred or consolidated. Currently, three securities class actions remain pending in the U.S. District Court for the Eastern District of New York (E.D.N.Y.), Supreme Court of the State of New York, New York County (N.Y. County), and Supreme Court of the State of New York, County of Kings (Kings County) respectively. In the E.D.N.Y. action, In re NIO, Inc. Securities Litigation, 1:19-cv-01424, the Court issued an order to appoint the lead plaintiff on March 3, 2020. The plaintiffs filed their Second Amended Complaint on September 18, 2020. The company and other defendants filed their Motion to Dismiss on October, 19, 2020. Briefing on the Motion to Dismiss was completed on December 4, 2020. Certain of the company’s directors and officers, who were named as defendants in this action, also joined the company’s Motion. The Court’s decision on the Motion to Dismiss is pending. In the New York county action, In re NIO Inc. Securities Litigation, Index No. 653422/2019, by an order dated March 23, 2021, the Court granted the plaintiffs’ motion to lift the stay in favor of the federal action. Plaintiffs subsequently filed an amended complaint on April 2, 2021. The Company and other defendants will respond in due course. In the Kings County action, Sumit Agarwal v. NIO Inc. et al., Index No. 505647/2019, the complaint was filed on March 14, 2019. The judge has yet to be assigned and there has not been any major development. The plaintiffs in these cases allege, in sum and substance, that our statements in the Registration Statement and/or other public statements were false or misleading and in violation of the U.S. federal securities laws. These actions remain in their preliminary stages. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits. We believe these cases are without merit and we are defending the actions vigorously.

For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We and certain of our directors and officers have been named as defendants in several shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

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

Our ordinary shares are divided into Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, holders of Class B ordinary shares are entitled to four votes per share, and holders of Class C ordinary shares are entitled to eight votes per share. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Our Trading Market—Our triple-class voting structure will limit the holders of our Class A ordinary shares and ADSs to influence corporate matters, provide certain shareholders of ours with substantial influence and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

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

B.          Memorandum and Articles of Association

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our current eleventh amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

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

Ordinary Shares

Our authorized share capital is US$1,000,000 divided into 4,000,000,000 shares comprising of (i) 2,503,736,290 Class A ordinary shares of a par value of US$0.00025 each, (ii) 128,293,932 Class B ordinary shares of a par value of US$0.00025 each (iii) 148,500,000 Class C ordinary shares of a par value of US$0.00025 each and (iv) 1,219,469,778 shares of a par value of US$0.00025 each of such class or classes (however designated) as our board of directors may determine in accordance with our eleventh amended and restated memorandum and articles of association. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Under our eleventh amended and restated memorandum and articles of association, our company may not issue bearer shares.

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our eleventh amended and restated memorandum and articles of association. Holders of our ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating all or any of our share capital into shares of larger amount than our existing shares, sub-dividing our shares or any of them into shares of an amount smaller than that fixed by our eleventh amended and restated memorandum and articles of association, and cancelling any unissued shares. Both ordinary resolution and special resolution may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our eleventh amended and restated memorandum and articles of association.

Appointment and Removal of Directors

Our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the existing board. Directors may be removed by ordinary resolution of our shareholders.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our eleventh amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our eleventh amended and restated memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to the outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our eleventh amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

The registration of transfers may, after compliance with any notice required of the New York Stock Exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board of directors may determine.

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

Redemption, Repurchase and Surrender of Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors or by special resolution of our shareholders. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class), may only be materially adversely varied with the consent in writing of holders of not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

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

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (except for our memorandum and articles of association and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements. See “Item 10 Additional Information— H. Documents on Display.”

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	sub-divide our existing shares, or any of them into shares of a smaller amount; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or
●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

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

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies, ordinary non-resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident/non-resident company except that an exempted company:

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

If the PRC tax authorities determine that NIO Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of NIO Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that NIO Inc. is treated as a PRC resident enterprise. Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the tax rate in respect to dividends paid by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced tax rate: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which became effective in January 2020, require that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced tax rate. There are also other conditions for enjoying the reduced tax rate according to other relevant tax rules and regulations. Accordingly, our subsidiaries may be able to enjoy the 5% tax rate for the dividends it receives from its PRC incorporated subsidiaries if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations and obtain the approvals as required. However, according to SAT Circular 81, if the relevant tax authorities determine our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable tax rate on dividends in the future.

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

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, alternative minimum tax, and other non-income tax considerations or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Assuming that we are the owner of our VIEs for U.S. federal income tax purposes, and based upon our current and expected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the nature and composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs, which may be volatile. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our passive income significantly increases relative to our non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our Class A ordinary shares) will be considered to be readily tradeable on the New York Stock Exchange, which is an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in later years.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange, as defined in applicable U.S. Treasury regulations. For those purposes, our ADSs, but not our Class A ordinary shares, are traded on the New York Stock Exchange which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election technically cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

In accordance with NYSE Rule 203.01, we will post this annual report on our website, http://ir.nio.com/. In addition, we will provide hardcopies of our annual report to shareholders, including ADS holders, free of charge upon request.

I.          Subsidiary Information

Not applicable.

ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

As we have begun sales of the ES8, the ES6, the EC6 and the all-new ES8, we expect that substantially all of our revenues will be denominated in RMB while our expenses are denominated in RMB and other currencies including the U.S. dollar, the pound sterling and the Euro. As a result, we are exposed to risk related to movements between the Renminbi and such other currencies. In addition, the value of our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

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

Interest Rate Risk

Our exposure to interest rate risk relates primarily to the interest rates associated with the outstanding convertible notes we issued and bank loans that bear floating interest rates. The interest rate risk may result from many factors, including government monetary and tax policies, domestic and international economic and political considerations, and other factors that are beyond our control. We may incur additional loans or other financing facilities in the future. The objective of interest rate risk management is to minimize financial costs and uncertainties associated with interest rate changes. We strive to effectively manage our interest rate risk by periodic monitoring and responding to risk factors on a timely basis, improve the structure of long-term and short-term borrowings and maintain the appropriate balance between loans with floating interest rates and fixed interest rates.

We are subject to interest rate sensitivity on our outstanding 2024 Notes, Affiliate Notes, 2026 Notes and 2027 Notes. We account for our convertible notes on an amortized cost basis and our recognized value of the convertible notes does not reflect changes in fair value. Also, because convertible notes we have issued either bear interest at a fixed rate or bear no interest, we have not incurred financial statement impact resulting from changes in interest rates. However, changes in market interest rates impact the fair value of the convertible notes along with other variables such as our credit spreads and the market price and volatility of our ADSs and ordinary shares. Increases in market interest rates would result in a decrease in the fair value of our outstanding convertible notes and decreases in market interest rates would result in an increase in the fair value of our outstanding convertible notes. For information on the maturities and other contractual terms of our convertible notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital.”

With regard to interest rate sensitivity on our bank loans, we present the sensitivity analysis below based on the exposure to interest rates for interest bearing bank loans with variable interest rates as of December 31, 2020. The analysis is prepared assuming that those balances outstanding as of December 31, 2020 were outstanding for the whole financial year. A 1.0% increase or decrease which represents our management’s assessment of the reasonably possible change in interest rates is used. Assuming no change in the outstanding balance of our existing interest-bearing bank loans balances with floating interest rates as of December 31, 2020, a 1.0% increase or decrease in each applicable interest rate would add or deduct RMB10.2 million (US$1.6 million) to our interest expense for the year ended December 31, 2020. We have not used any derivative financial instruments to manage our interest risk exposure.

In addition, we may from time to time invest in interest-earning instruments. Investments in both fixed rate and floating rate interest-earning instruments carry certain interest rate risk associated with our investment return. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Inflation

To date, inflation in the PRC has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

Up to US$0.05 per ADS issued
● Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
● Distribution of cash dividends	Up to US$0.05 per ADS held
● Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
● Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held
● Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
● Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

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

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as the depositary, has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. In 2020, we received an after-tax reimbursement payment of US$11,883.9 from the depositary.

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

ITEM 15.        CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2020 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2020.

Changes in Internal Control over Financial Reporting

As of December 31, 2020, based on an assessment performed by our management on the performance of certain remediation measures (specified below), we concluded that the material weakness in our internal control over financial reporting previously identified by us and our independent registered public accounting firm in connection with the audit of the effectiveness of internal control over financial reporting as of December 31, 2019 has been remediated.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness in our internal control over financial reporting identified as of December 31, 2019 was that we did not have sufficient competent financial reporting and accounting personnel with an appropriate understanding of U.S. GAAP to (i) design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issues and (ii) prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC.

We have implemented a number of remedial measures to address the material weakness, including (1) establishing clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues; (2) strengthening our financial reporting team by hiring additional personnel with experience in U.S. GAAP and SEC reporting from reputable accounting firms; (3) further increasing the accounting and SEC reporting acumen and accountability of our finance organization employees through training programs designed to enhance these employees’ competency with respect to U.S. GAAP and SEC reporting; (4) enhancing our monitoring controls over financial reporting, including additional review by our chief financial officer, financial vice president, and other senior finance staff over the application of U.S. GAAP accounting requirements, the selection and evaluation of U.S. GAAP accounting policies, critical accounting judgments and estimates, reporting and disclosures; (5) establishing related policies and procedures to support the operation of internal controls at the entity level and process level; and (6) strengthening our internal audit function by hiring additional personnel with industry internal audit experience and experience in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2020, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

ITEM 16.A.       AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Denny Ting Bun Lee, a member of our audit committee and independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

ITEM 16.B.       CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. Certain provisions of the code apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at https://www.nio.io/code-of-business-conduct-and-ethics.

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

	For the Year Ended December 31,
	2019	2020

	(in thousands of RMB)
Audit fees(1)	8,500	10,300
Tax fees(2)	1,747	2,338
Other fees(3)	1,608	5,636
Total	11,855	18,274

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditors for the audits of our annual financial statements and the quarterly reviews of our condensed consolidated financial information.

(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal external auditors for tax compliance, tax advice, and tax planning.
(3)	“All other fees” means the aggregate fees billed for professional services rendered by our principal external auditors associated with other advisory services.

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

Pursuant to Sections 303A.01, 303A.04, 303A.05, 303A.07 and 302.00 of the New York Stock Exchange Listed Company Manual, a company listed on the New York Stock Exchange must have a majority of independent directors, a nominating and corporate governance committee composed entirely of independent directors, a compensation committee composed entirely of independent directors and an audit committee with a minimum of three members, and must hold an annual shareholders' meeting during each fiscal year. We currently follow our home country practice in lieu of these requirements. We may also continue to rely on these and other exemptions available to foreign private issuers in the future. See “Item 3. Key Information—D. Risk Factors—Risks relating to our ADSs and Trading Market—Our shareholders may face difficulties in protecting their interests, and ability to protect their rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

Other than the home country practice described above, we are not aware of any significant differences between our corporate governance practices and those followed by U.S. domestic companies under the NYSE corporate governance listing standards.Click or tap here to enter text.

ITEM 16.H.        MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.       FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to “Item 18. Financial Statements."

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
2.2

Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

2.3

Deposit Agreement, dated as of September 11, 2018, among the Registrant, Deutsche Bank Trust Company Americas, as the depositary, and all holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-229952), filed with the SEC on February 28, 2019)

2.4

Fifth Amended and Restated Shareholders’ Agreement, dated as of November 10, 2017, among the Registrant and the other signatories thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

2.5

Description of American Depositary Shares of the Registrant (incorporated herein by reference to Exhibit 2.5 to the Company's Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

2.6	Description of Class A ordinary shares of the Registrant (incorporated herein by reference to Exhibit 2.6 to the Company's Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)
4.1

2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.2

2016 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.3

2017 Share Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.4

2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.5

Form of Indemnification Agreement, between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.6†

English translation of Manufacture Cooperation Agreement, dated as of May 23, 2016, between the registrant and Anhui Jianghuai Automobile Co., Ltd. (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.7

Form of Employment Agreement, between the Registrant and its executive officers (Non-PRC citizens) (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.8

Form of Employment Agreement, between the Registrant and its executive officers (PRC citizens) (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.9

Employment Agreement and Severance Agreement, between the Registrant and Padmasree Warrior, dated as of November 23, 2015 and December 16, 2015, respectively (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.10

English translation of Power of Attorney, dated as of April 19, 2018, among shareholders of Beijing NIO, Beijing NIO and NIO Co., Ltd. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.11

English translation of Loan Agreements, dated April 19, 2018, among shareholders of Beijing NIO, Beijing NIO and NIO Co., Ltd. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.12

English translation of Equity Interest Pledge Agreements, dated as of April 19, 2018, among shareholders of Beijing NIO, Beijing NIO and NIO Co., Ltd. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.13

English translation of Exclusive Business Cooperation Agreements, dated as of April 19, 2018, among shareholders of Beijing NIO, Beijing NIO and NIO Co., Ltd. (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.14

English translation of Exclusive Option Agreements, dated as of April 19, 2018, among shareholders of Beijing NIO, Beijing NIO and NIO Co., Ltd. (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.15

Indenture, dated as of February 4, 2019, by and between the Registrant, as issuer, and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.22 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 2, 2019)

4.16

Form of 4.50% Convertible Senior Notes due 2024 (included in Exhibit 4.20) (incorporated herein by reference to Exhibit 4.22 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 2, 2019)

4.17

Deposit Agreement for Restricted Securities, dated as of February 4, 2019, among the Registrant, Deutsche Bank Trust Company Americas, as the depositary, and all holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.24 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 2, 2019)

4.18†

English translation of NIO ES6 Manufacture Cooperation Agreement, dated as of April 30, 2019, between the registrant and Anhui Jianghuai Automobile Co., Ltd. (incorporated herein by reference to Exhibit 4.23 to the Company's Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.19†

English translation of NIO Fury (EC6) Manufacture Cooperation Agreement, dated as of March 10, 2020, between the registrant and Anhui Jianghuai Automobile Co., Ltd. (incorporated herein by reference to Exhibit 4.24 to the Company's Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.20

Convertible Notes Subscription Agreement, dated September 4, 2019, between the Registrant and Huang River Investment Limited (incorporated herein by reference to Exhibit 4.25 to the Company's Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.21

Convertible Notes Subscription Agreement, dated September 4, 2019, between the Registrant and Serene View Investment Limited (incorporated herein by reference to Exhibit 4.26 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.22

Form of 0% Convertible Senior Notes due 2020 (included in Exhibit 4.25) (incorporated herein by reference to Exhibit 4.25 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.23

Form of 0% Convertible Senior Notes due 2022 (included in Exhibit 4.25) (incorporated herein by reference to Exhibit 4.25 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.24

Indenture, dated as of February 10, 2020, among the Registrant, The Bank of New York Mellon, London Branch, as trustee, The Bank of New York Mellon, London Branch, as paying agent and conversion agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as registrar and transfer agent (incorporated herein by reference to Exhibit 4.29 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.25

Form of 0% Convertible Senior Notes due 2021 (included in Exhibit 4.29) (incorporated herein by reference to Exhibit 4.29 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.26

Indenture, dated as of February 19, 2020, among the Registrant, The Bank of New York Mellon, London Branch, as trustee, The Bank of New York Mellon, London Branch, as paying agent and conversion agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as registrar and transfer agent (incorporated herein by reference to Exhibit 4.31 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.27

Form of 0% Convertible Senior Notes due 2021 (included in Exhibit 4.31) (incorporated herein by reference to Exhibit 4.31 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.28

Indenture, dated as of March 11, 2020, among the Registrant, The Bank of New York Mellon, London Branch, as trustee, The Bank of New York Mellon, London Branch, as paying agent and conversion agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as registrar and transfer agent (incorporated herein by reference to Exhibit 4.33 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.29

Form of 0% Convertible Senior Notes due 2021 (included in Exhibit 4.33) (incorporated herein by reference to Exhibit 4.33 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.30

English translation of Investment Agreement, dated April 29, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, NIO Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 4.35 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.31

English translation of Shareholders’ Agreement, dated April 29, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, NIO Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 4.36 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.32

English translation of Amendment and Supplementary Agreement to Investment Agreement, dated May 29, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, NIO Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K (File No. 001-38638), filed with the SEC on June 9, 2020)

4.33

English translation of Amendment and Supplementary Agreement to Shareholders’ Agreement, dated May 29, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, NIO Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 6-K (File No. 001-38638), filed with the SEC on June 9, 2020)

4.34

English translation of Amendment and Supplementary Agreement II to Investment Agreement, dated June 18, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, NIO Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K (File No. 001-38638), filed with the SEC on June 30, 2020)

4.35

English translation of Amendment and Supplementary Agreement II to Shareholders’ Agreement, dated June 18, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, NIO Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 6-K (File No. 001-38638), filed with the SEC on June 30, 2020)

4.36*

English translation of Amendment and Supplementary Agreement III to the NIO China Shareholders Agreement, dated September 16, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, NIO Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto

4.37*

English translation of Amendment and Supplementary Agreement IV to the NIO China Shareholders Agreement, dated September 25, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, NIO Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto

4.38*

English translation of Amendment and Supplementary Agreement V to the NIO China Shareholders Agreement, dated January 26, 2021, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, NIO Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto

4.39*

Indenture, dated as of January 15, 2021, by and between the Registrant, as issuer, and Deutsche Bank Trust Company Americas, as trustee, constituting US$750 million 0.00% Convertible Senior Notes due 2026

4.40*	Form of 0.00% Convertible Senior Notes due 2026 (included in Exhibit 4.39)
4.41*

Indenture, dated as of January 15, 2021, by and between the Registrant, as issuer, and Deutsche Bank Trust Company Americas, as trustee, constituting US$750 million 0.50% Convertible Senior Notes due 2027

4.42*	Form of 0.50% Convertible Senior Notes due 2027 (included in Exhibit 4.41)
8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP
15.2*	Consent of Han Kun Law Offices
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 6, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NIO Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of NIO Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, of shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for current expected credit losses on certain financial instruments in 2020 and the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Accrual of warranty liabilities

As described in Note 2(q) to the consolidated financial statements, the Company provides warranty to its customers for all new vehicles it sold. For the year ended December 31, 2020, the Company accrued warranty cost of RMB582.1 million. As of December 31, 2020, the accrued warranty liabilities were RMB952.9 million. A warranty reserve is accrued based on the Company's best estimate of the projected costs to repair or replace items under warranty including recalls when identified. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims.

The principal considerations for our determination that performing procedures relating to the warranty liabilities is a critical audit matter are the significant judgment by management in determining the warranty liabilities; this in turn led to significant auditor judgment, subjectivity, and effort in designing and performing procedures relating to evaluating the reasonableness of management’s estimate of the nature, frequency and costs of future claims.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimate of the warranty liabilities, including controls over management’s estimate of the nature, frequency and costs of future claims as well as the completeness and accuracy of actual claims incurred to date. These procedures also included, among others, testing management’s process for determining the warranty liabilities by (a) evaluating the appropriateness of the model applied; (b) evaluating the reasonableness of significant assumptions related to the nature and frequency of future claims and the related projected costs to repair or replace items under warranty, considering current and past performance, including a lookback analysis comparing prior period forecasted claims to actual claims incurred; and (c) testing the completeness, accuracy and relevance of management’s data related to the actual claims incurred to date and that such data was appropriately used by management in the estimation of future claims.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 6, 2021

We have served as the Company’s auditor since 2015.

NIO INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	862,839	38,425,541	5,888,972
Restricted cash	82,507	78,010	11,956
Short-term investment	111,000	3,950,747	605,478
Trade receivable	1,352,093	1,123,920	172,248
Amounts due from related parties	50,783	169,288	25,945
Inventory	889,528	1,081,553	165,755
Prepayments and other current assets	1,579,258	1,422,403	217,993
Expected credit loss provision – current	—	(44,645)	(6,842)
Total current assets	4,928,008	46,206,817	7,081,505
Non-current assets:
Long-term restricted cash	44,523	41,547	6,367
Property, plant and equipment, net	5,533,064	4,996,228	765,705
Intangible assets, net	1,522	613	94
Land use rights, net	208,815	203,968	31,259
Long-term investments	115,325	300,121	45,996
Amounts due from related parties	—	617	95
Right-of-use assets – operating lease	1,997,672	1,350,294	206,942
Other non-current assets	1,753,100	1,561,755	239,350
Expected credit loss provision - non-current	—	(20,031)	(3,070)
Total non-current assets	9,654,021	8,435,112	1,292,738
Total assets	14,582,029	54,641,929	8,374,243
LIABILITIES
Current liabilities:
Short-term borrowings	885,620	1,550,000	237,548
Trade and notes payable	3,111,699	6,368,253	975,977
Amounts due to related parties	309,729	344,603	52,813
Taxes payable	43,986	181,658	27,840
Current portion of operating lease liabilities	608,747	547,142	83,852
Current portion of long-term borrowings	322,436	380,560	58,323
Accruals and other liabilities	4,216,641	4,604,024	705,600
Total current liabilities	9,498,858	13,976,240	2,141,953
Non-current liabilities:
Long-term borrowings	7,154,798	5,938,279	910,081
Non-current operating lease liabilities	1,598,372	1,015,261	155,596
Other non-current liabilities	1,151,813	1,849,906	283,510
Total non-current liabilities	9,904,983	8,803,446	1,349,187
Total liabilities	19,403,841	22,779,686	3,491,140
Commitments and contingencies (Note 28)

NIO INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
			Note 2(e)
MEZZANINE EQUITY
Redeemable non-controlling interests	1,455,787	4,691,287	718,971
Total mezzanine equity	1,455,787	4,691,287	718,971
SHAREHOLDERS’ (DEFICIT)/EQUITY
Class A Ordinary Shares (US$0.00025 par value; 2,500,000,000 and 2,503,736,290 shares authorized; 786,937,655 and 1,252,237,171 shares issued; 783,942,438 and 1,249,745,456 shares outstanding as of December 31, 2019 and 2020, respectively)	1,347	2,205	338
Class B Ordinary Shares (US$0.00025 par value; 132,030,222 and 128,293,932 shares authorized; 132,030,222 and 128,293,932 issued and outstanding as of December 31, 2019 and 2020, respectively)	226	220	34
Class C Ordinary Shares (US$0.00025 par value; 148,500,000 and 148,500,000 shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	254	254	39
Less: Treasury shares (2,995,217 and 2,491,715 shares as of December 31, 2019 and 2020, respectively)	—	—	—
Additional paid in capital	40,227,856	78,880,014	12,088,891
Accumulated other comprehensive loss	(203,048)	(65,452)	(10,031)
Accumulated deficit	(46,326,321)	(51,648,410)	(7,915,465)

Total NIO Inc. shareholders’ (deficit)/equity	(6,299,686)	27,168,831	4,163,806

Non-controlling interests	22,087	2,125	326

Total shareholders’ (deficit)/equity	(6,277,599)	27,170,956	4,164,132

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	14,582,029	54,641,929	8,374,243

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(e)
Revenues:
Vehicle sales	4,852,470	7,367,113	15,182,522	2,326,823
Other sales	98,701	457,791	1,075,411	164,814
Total revenues	4,951,171	7,824,904	16,257,933	2,491,637
Cost of sales:
Vehicle sales	(4,930,135)	(8,096,035)	(13,255,770)	(2,031,536)
Other sales	(276,912)	(927,691)	(1,128,744)	(172,988)
Total cost of sales	(5,207,047)	(9,023,726)	(14,384,514)	(2,204,524)
Gross (loss)/profit	(255,876)	(1,198,822)	1,873,419	287,113
Operating expenses:
Research and development	(3,997,942)	(4,428,580)	(2,487,770)	(381,267)
Selling, general and administrative	(5,341,790)	(5,451,787)	(3,932,271)	(602,647)
Other operating loss, net	—	—	(61,023)	(9,352)
Total operating expenses	(9,339,732)	(9,880,367)	(6,481,064)	(993,266)
Loss from operations	(9,595,608)	(11,079,189)	(4,607,645)	(706,153)
Interest income	133,384	160,279	166,904	25,579
Interest expenses	(123,643)	(370,536)	(426,015)	(65,290)
Share of losses of equity investees	(9,722)	(64,478)	(66,030)	(10,120)
Other (loss)/income, net	(21,346)	66,160	(364,928)	(55,928)
Loss before income tax expense	(9,616,935)	(11,287,764)	(5,297,714)	(811,912)
Income tax expense	(22,044)	(7,888)	(6,368)	(976)
Net loss	(9,638,979)	(11,295,652)	(5,304,082)	(812,888)
Accretion on convertible redeemable preferred shares to redemption value	(13,667,291)	—	—	—
Accretion on redeemable non-controlling interests to redemption value	(63,297)	(126,590)	(311,670)	(47,766)
Net loss attributable to non-controlling interests	41,705	9,141	4,962	760
Net loss attributable to ordinary shareholders of NIO Inc.	(23,327,862)	(11,413,101)	(5,610,790)	(859,894)
Net loss	(9,638,979)	(11,295,652)	(5,304,082)	(812,888)
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of nil tax	(20,786)	(168,340)	137,596	21,088
Total other comprehensive (loss)/income	(20,786)	(168,340)	137,596	21,088
Total comprehensive loss	(9,659,765)	(11,463,992)	(5,166,486)	(791,800)
Accretion on convertible redeemable preferred shares to redemption value	(13,667,291)	—	—	—
Accretion on redeemable non-controlling interests to redemption value	(63,297)	(126,590)	(311,670)	(47,766)
Net loss attributable to non-controlling interests	41,705	9,141	4,962	760
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(23,348,648)	(11,581,441)	(5,473,194)	(838,806)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	332,153,211	1,029,931,705	1,182,660,948	1,182,660,948
Net loss per share attributable to ordinary shareholders
Basic and diluted	(70.23)	(11.08)	(4.74)	(0.73)
Weighted average number of ADS used in computing net loss per ADS
Basic and diluted	332,153,211	1,029,931,705	1,182,660,948	1,182,660,948
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(70.23)	(11.08)	(4.74)	(0.73)

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

NIO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data)

						Accumulated
					Additional	Other		Total	Non-
	Ordinary Shares		Treasury Shares		Paid in	Comprehensive	Accumulated	Shareholders’	Controlling	Total Equity/
	Shares	Par Value	Shares	Amount	Capital	Loss	Deficit	Equity/(Deficit)	Interests	(Deficit)
Balance as of December 31, 2018	1,057,731,012	1,809	(6,931,980)	(9,186)	41,918,936	(34,708)	(35,039,810)	6,837,041	(15,896)	6,821,145
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	(126,590)	—	—	(126,590)	—	(126,590)
Purchase of capped call options and zero-strike call options in connection with issuance of convertible senior notes	—	—	—	—	(1,939,567)	—	—	(1,939,567)	—	(1,939,567)
Exercise of share options	12,775,127	22	—	—	50,768	—	—	50,790	—	50,790
Vesting of restricted shares	—	—	1,636,001	—	3,802	—	—	3,802	—	3,802
Vesting of share options	—	—	—	—	329,693	—	—	329,693	—	329,693
Cancellation of restricted shares	(3,038,262)	(4)	2,300,762	9,186	(9,186)	—	—	(4)	—	(4)
Capital injection by non-controlling interests	—	—	—	—	—	—	—	—	47,124	47,124
Foreign currency translation adjustment	—	—	—	—	—	(168,340)	—	(168,340)	—	(168,340)
Net loss	—	—	—	—	—	—	(11,286,511)	(11,286,511)	(9,141)	(11,295,652)
Balance as of December 31, 2019	1,067,467,877	1,827	(2,995,217)	—	40,227,856	(203,048)	(46,326,321)	(6,299,686)	22,087	(6,277,599)

NIO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data)

						Accumulated
					Additional	Other		Total	Non-
	Ordinary Shares		Treasury Shares		Paid in	Comprehensive	Accumulated	Shareholders’	Controlling	Total (Deficit)/
	Shares	Par Value	Shares	Amount	Capital	Loss	Deficit	(Deficit)/Equity	Interests	Equity
Balance as of December 31, 2019	1,067,467,877	1,827	(2,995,217)	—	40,227,856	(203,048)	(46,326,321)	(6,299,686)	22,087	(6,277,599)
Cumulative effect of adoption of new accounting standard(Note 2(i))	—	—	—	—	—	—	(22,969)	(22,969)	—	(22,969)
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	(311,670)	—	—	(311,670)	—	(311,670)
Issuance of ordinary shares	262,775,000	448	—	—	34,571,809	—	—	34,572,257	—	34,572,257
Issuance of restricted shares	2,113,469	4	—	—	54,508	—	—	54,512	—	54,512
Conversion of convertible notes to ordinary shares	181,872,811	309	—	—	3,962,990	—	—	3,963,299	—	3,963,299
Exercise of share options	14,814,462	91	439,038	—	187,427	—	—	187,518	—	187,518
Vesting of restricted shares	—	—	51,948	—	9,551	—	—	9,551	—	9,551
Vesting of share options	—	—	—	—	177,543	—	—	177,543	—	177,543
Cancellation of restricted shares	(12,516)	—	12,516	—	—	—	—	—	—	—
Capital withdrawal by non-controlling interests	—	—	—	—	—	—	—	—	(15,000)	(15,000)
Foreign currency translation adjustment	—	—	—	—	—	137,596	—	137,596	—	137,596
Net loss	—	—	—	—	—	—	(5,299,120)	(5,299,120)	(4,962)	(5,304,082)
Balance as of December 31, 2020	1,529,031,103	2,679	(2,491,715)	—	78,880,014	(65,452)	(51,648,410)	27,168,831	2,125	27,170,956

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(9,638,979)	(11,295,652)	(5,304,082)	(812,888)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	474,223	998,938	1,046,496	160,383
Allowance against receivables	—	108,459	—	—
Expected credit losses	—	—	9,654	1,480
Ineventory write-downs	—	10,427	5,803	889
Impairment on property, plant and equipment	—	75,278	25,757	3,947
Foreign exchange loss	36,597	13,876	457,382	70,097
Share-based compensation expenses	679,468	333,495	187,094	28,673
Gain from disposal of an equity investee	—	(40,722)	—	—
Share of losses of equity investee	9,722	64,478	66,030	10,120
Loss on disposal of property, plant and equipment	21,547	50,845	127,662	19,565
Amortization of right-of-use assets	—	522,035	499,225	76,510
Changes in operating assets and liabilities:
Prepayments and other current assets	(835,554)	(68,051)	135,441	20,757
Amount due from related parties	24,416	9,323	(119,128)	(18,257)
Inventory	(1,375,862)	569,163	(197,828)	(30,319)
Other non-current assets	(657,986)	(243,936)	131,657	20,177
Taxes payable	21,398	(7,948)	130,542	20,006
Trade receivable	(756,508)	(681,556)	237,928	36,464
Trade and notes payable	2,635,742	241,646	3,256,552	499,088
Long-term receivables	(574,677)	(83,021)	20,296	3,110
Operating lease liabilities	—	(345,323)	(448,466)	(68,730)
Non-current deferred revenue	193,524	102,391	381,909	58,530
Accruals and other liabilities	1,360,510	658,895	836,511	128,201
Amount due to related parties	179,514	64,347	60,673	9,299
Other non-current liabilities	291,137	220,907	403,786	61,883
Net cash (used in)/provided by operating activities	(7,911,768)	(8,721,706)	1,950,894	298,985
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets	(2,643,964)	(1,706,787)	(1,127,686)	(172,826)
Purchases of short-term investments	(8,090,703)	(2,202,762)	(7,594,110)	(1,163,848)
Proceeds from sale of short-term investments	2,936,000	7,246,465	3,738,490	572,949
Loan to related parties	(65,342)	—	—	—
Loan repayment from related parties	34,066	—	—	—
Acquisitions of equity investees	(110,900)	(31,500)	(250,826)	(38,441)
Proceeds from disposal of an equity investee	—	76,653	—	—
Proceeds from disposal of property and equipment	—	—	163,072	24,992
Net cash (used in)/provided by investing activities	(7,940,843)	3,382,069	(5,071,060)	(777,174)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	42,251	50,790	154,861	23,733
Proceeds from collection of receivable from a holder of Series D convertible redeemable preferred shares	78,651	—	—	—
Capital injection from non-controlling interests	14,500	—	—	—
Deposit from non-controlling interest	47,124	—	—	—
Proceeds from issuance of redeemable non-controlling interests	1,265,900	—	—	—
Repayment of non-recourse loan	82,863	—	—	—
Repurchase of restricted shares	(7,490)	—	—	—
Capital injection from redeemable non-controlling interests holders	—	—	5,000,000	766,284
Principal payments on finance leases	—	(43,916)	(42,529)	(6,518)
Capital withdrawal by non-controlling shareholders	—	—	(10,500)	(1,609)
Proceeds from issuance of convertible promissory note - third parties	—	2,802,041	3,014,628	462,012
Proceeds from issuance of convertible promissory note - related parties	—	1,520,416	90,499	13,870
Redemption of redeemable non-controlling interests	—	—	(2,071,515)	(317,474)
Proceeds from borrowings - third parties	2,668,461	1,350,781	1,605,464	246,048
Repayments of borrowings - third parties	(120,205)	(2,610,958)	(964,813)	(147,864)
Proceeds from borrowings - related parties	—	25,799	260,000	39,847
Repayment of borrowings - related parties	—	—	(285,799)	(43,801)
Proceeds from issuance of ordinary shares, net	7,531,037	—	34,607,139	5,303,779
Net cash provided by financing activities	11,603,092	3,094,953	41,357,435	6,338,307
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(56,947)	10,166	(682,040)	(104,527)
NET (DECREASE)/INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(4,306,466)	(2,234,518)	37,555,229	5,755,591
Cash, cash equivalents and restricted cash at beginning of the year	7,530,853	3,224,387	989,869	151,704
Cash, cash equivalents and restricted cash at end of the year	3,224,387	989,869	38,545,098	5,907,295
NON-CASH INVESTING AND FINANCING ACTIVITIES
Accruals related to purchase of property and equipment	1,027,377	1,121,715	749,799	114,912
Acquisition of an equity investee	—	35,931	—	—
Issuance of restricted shares	—	—	54,512	8,354
Conversion of convertible notes to ordinary shares	—	—	3,963,299	607,402
Accretion on redeemable non-controlling interests to redemption value	63,297	126,590	311,670	47,766
Accretion on convertible redeemable preferred shares to redemption value	13,667,291	—	—	—
Supplemental Disclosure
Interest paid	112,682	260,377	333,877	51,169
Income taxes paid	11,157	18,189	13,172	2,019

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations

NIO Inc. (“NIO”, or “the Company”) was incorporated under the laws of the Cayman Islands in November 2014, as an exempted company with limited liability. The Company was formerly known as NextCar Inc.. It changed its name to NextEV Inc. in December 2014, and then changed to NIO Inc. in July 2017. The Company, its subsidiaries and consolidated variable interest entities (“VIEs”) are collectively referred to as the “Group”.

The Group designs and develops high-performance fully electric vehicles. It launched the first volume manufactured electric vehicle, the ES8, to the public in December 2017. The Group jointly manufactures its vehicles through strategic collaboration with other Chinese vehicle manufacturers. The Group also offers Energy and Service Packages to its users. As of December 31, 2019 and 2020, its primary operations are conducted in the People’s Republic of China (“PRC”). The Group began to sell its first vehicles in June 2018. As of December 31, 2020, the Company’s principal subsidiaries and VIEs are as follows:

	Equity	Place and date of incorporation
Subsidiaries	interest held	or date of acquisition	Principal activities
NIO NextEV Limited (“NIO HK”) (formerly known as NextEV Limited)	100%	Hong Kong, February 2015	Investment holding
NIO GmbH (formerly known as NextEV GmbH)	100%	Germany, May 2015	Design and technology development
NIO Holding Co., Ltd. ("NIO Holding") (formerly named NIO (Anhui) Holding Co., Ltd.)	100%	Anhui, PRC, November 2017	Headquarter and technology development
NIO Co., Ltd. (“NIO SH”) (formerly known as NextEV Co., Ltd.)	100%	Shanghai, PRC, May 2015	Headquarter and technology development
NIO USA, Inc. (“NIO US”) (formerly known as NextEV USA, Inc.)	100%	United States, November 2015	Technology development
XPT Limited (“XPT”)	100%	Hong Kong, December 2015	Investment holding
NIO Performance Engineering Limited ("NPE")	100%	United Kingdom, July 2019	Marketing and technology development
NIO Sport Limited (“NIO Sport”) (formerly known as NextEV NIO Sport Limited)	100%	Hong Kong, April 2016	Racing management
XPT Technology Limited (“XPT Technology”)	100%	Hong Kong, April 2016	Investment holding
XPT Inc. (“XPT US”)	100%	United States, April 2016	Technology development
XPT (Jiangsu) Investment Co., Ltd. (“XPT Jiangsu”)	100%	Jiangsu, PRC, May 2016	Investment holding
Shanghai XPT Technology Limited	100%	Shanghai, PRC, May 2016	Technology development
XPT (Nanjing) E-Powertrain Technology Co., Ltd. (“XPT NJEP”)	100%	Nanjing, PRC, July 2016	Manufacturing of E-Powertrain
XPT (Nanjing) Energy Storage System Co., Ltd. (“XPT NJES”)	100%	Nanjing, PRC, October 2016	Manufacturing of battery pack
NIO Power Express Limited (“PE HK)	100%	Hong Kong, January 2017	Investment holding
NextEV User Enterprise Limited (“UE HK”)	100%	Hong Kong, February 2017	Investment holding
Shanghai NIO Sales and Services Co., Ltd. (“UE CNHC”)	100%	Shanghai, PRC, March 2017	Investment holding and sales and after sales management
NIO Energy Investment (Hubei) Co., Ltd. (“PE CNHC”)	100%	Wuhan PRC, April 2017	Investment holding
Wuhan NIO Energy Co., Ltd. (“PE WHJV”)	100%	Wuhan, PRC, May 2017	Investment holding
XTRONICS (Nanjing) Automotive Intelligent Technologies Co. Ltd. (“XPT NJWL”)	50%	Nanjing, PRC, June 2017	Manufacturing of components
XPT (Jiangsu) Automotive Technology Co., Ltd. (“XPT AUTO”)	100%	Nanjing, PRC, May 2018	Investment holding

	Economic	Place and Date of incorporation
VIE and VIE’s subsidiaries	interest held	or date of acquisition
Prime Hubs Limited (“Prime Hubs”)	100%	BVI, October 2014
NIO Technology Co., Ltd. (“NIO SHTECH”) (formerly known as Shanghai NextEV Technology Co., Ltd.)	100%	Shanghai, PRC, November 2014
Beijing NIO Network Technology Co., Ltd. (“NIO BJTECH”)	100%	Beijing, PRC, July 2017
Shanghai Anbin Technology Co., Ltd. (“NIO ABTECH”)	100%	Shanghai, PRC, April 2018

As of December 31, 2020, the Company indirectly held 86.476% of total paid-in capital of NIO Holding. In accordance with NIO Holding's share purchase agreement, the redemption of the non-controlling interests is at the holders' option and is upon the occurrence of the events that are not solely within the control of the Company. Therefore, these redeemable non-controlling interests in NIO Holding were classified as mezzanine equity and are subsequently accreted to the redemption price using the agreed interest rate as a reduction of additional paid in capital (Note 22). Excluding the redeemable non-controlling interests, the Company indirectly held 100% of the equity interests of NIO Holding as of December 31, 2020.

As of December 31, 2020, the Company indirectly held 51% of total paid-in capital of PE WHJV. In accordance with the joint investment agreement, the investment by Wuhan Donghu is accounted for as a loan because it is only entitled to fixed interests and subject to repayment within five years or upon the financial covenant violation (Note 13(iv)). Excluding the interests held by Wuhan Donghu, the Company indirectly held 100% of the equity interests of PE WHJV as of December 31, 2020.

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

Variable interest entity

NIO SHTECH was established by Li Bin and Qin Lihong (the “Nominee Shareholders”) in November 2014. In 2015, NIO SH, NIO SHTECH, and the Nominee Shareholders of NIO SHTECH entered into a series of contractual agreements, including a loan agreement, an equity pledge agreement, an exclusive call option agreement and a power of attorney that irrevocably authorized the Nominee Shareholders designated by NIO SH to exercise the equity owner’s rights over NIO SHTECH. These agreements provide the Company, as the only shareholder of NIO SH, with effective control over NIO SHTECH to direct the activities that most significantly impact NIO SHTECH’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from NIO SHTECH. Management concluded that NIO SHTECH is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of NIO SHTECH and shall consolidate the financial results of NIO SHTECH in the Group’s consolidated financial statements. In April 2018, the above mentioned contractual agreements were terminated. On the same date, NIO SHTECH became a subsidiary wholly owned by NIO ABTECH, who also became a VIE of the Group on that day. As of December 31, 2019 and 2020, NIO SHTECH did not have significant operations, nor any material assets or liabilities.

In October 2014, Prime Hubs, a British Virgin Islands (“BVI”) incorporated company and a consolidated variable interest entity of the Group, was established by the shareholders of the Group to facilitate the adoption of the Company’s employee stock incentive plans. The Company entered into a management agreement with Prime Hubs and Li Bin. The agreement provides the Company with effective control over Prime Hubs and enables the Company to obtain substantially all of the economic benefits arising from Prime Hubs. As of December 31, 2019 and 2020, Prime Hubs held 4,250,002 Class A Ordinary Shares of the Company, respectively.

In April 2018, NIO SH entered into a series of contractual arrangements with the Nominee Shareholders as well as NIO ABTECH and NIO BJTECH separately, each including a loan agreement, an equity pledge agreement, an exclusive call option agreement and a power of attorney that irrevocably authorized the Nominee Shareholders designated by NIO SH to exercise the equity owner’s rights over NIO ABTECH and NIO BJTECH. These agreements provide the Company, as the only shareholder of NIO SH, with effective control over NIO ABTECH and NIO BJTECH to direct the activities that most significantly impact their economic performance and enable the Company to obtain substantially all of the economic benefits arising from them. Management concluded that NIO ABTECH and NIO BJTECH are variable interest entities of the Company and the Company is the ultimate primary beneficiary of them and shall consolidate the financial results of NIO ABTECH and NIO BJTECH in the Group’s consolidated financial statements. As of December 31, 2020, NIO ABTECH and NIO BJTECH did not have significant operations, nor any material assets or liabilities.

On March 31, 2021, NIO SH, NIO ABTECH and each shareholder of NIO ABTECH entered into a termination agreement pursuant to which each of the contractual agreements among NIO SH, NIO ABTECH and its shareholders terminated as of the date of the agreement and after which date the Company no longer has effective control over NIO ABTECH, no longer receives any economic benefits of NIO ABTECH, no longer has an exclusive option to purchase all or part of the equity interests in NIO ABTECH when and to the extent permitted by the PRC law, and no longer consolidates the financial results of NIO ABTECH and its subsidiaries as our variable interest entity.

Liquidity and Going Concern

The Group’s consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB9.6 billion, RMB11.3 billion and RMB5.3 billion for the years ended December 31, 2018, 2019 and 2020, respectively. Accumulated deficit amounted to RMB46.3 billion and RMB51.6 billion as of December 31, 2019 and 2020, respectively.

As of December 31, 2020, the Group’s balance of cash and cash equivalents was RMB38.4 billion and the Group had net current assets of RMB32.2 billion. Management has evaluated the sufficiency of its working capital and concluded that the Group’s available cash and cash equivalents, short-term investments, cash generated from operations will be sufficient to support its continuous operations and to meet its payment obligations when liabilities fall due within the next twelve months from the date of issuance of these consolidated financial statements. Accordingly, management continues to prepare the Group’s consolidated financial statements on going concern basis.

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

(b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the “Board”); and to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All significant transactions and balances between the Company, its subsidiaries and the VIEs have been eliminated upon consolidation. The non-controlling interests in consolidated subsidiaries are shown separately in the consolidated financial statements.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition, the valuation and recognition of share-based compensation arrangements, depreciable lives of property, equipment and software, assessment for impairment of long-lived assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, valuation of deferred tax assets, current expected credit loss of receivables,  warranty liabilities as well as redemption value of the convertible redeemable preferred shares. Actual results could differ from those estimates.

(d) Functional currency and foreign currency translation

The Group’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company and its subsidiaries which are incorporated in HK is United States dollars (“US$”), except NIO Sport which operates mainly in United Kingdom and uses Great Britain pounds (“GBP”). The functional currencies of the other subsidiaries and the VIEs are their respective local currencies. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The financial statements of the Group’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income or loss in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive loss in the consolidated statements of shareholders’ (deficit)/equity. Total foreign currency translation adjustment (losses)/income were negative RMB20,786, negative RMB168,340 and RMB137,596 for the years ended December 31, 2018, 2019 and 2020, respectively. The grant-date fair value of the Group’s share-based compensation expenses is reported in US$ as the respective valuation is conducted in US$ as the shares are denominated in US$.

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.5250, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2020. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, trade receivable, amounts due from related parties, deposits and other receivables, trade and notes payable, amounts due to related parties, other payables, short-term borrowings and long-term borrowings. As of December 31, 2019 and 2020, the carrying values of these financial instruments are approximated to their fair values.

(g) Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Restricted cash is restricted to withdrawal for use or pledged as security is reported separately on the face of the consolidated balance sheets. The Group’s restricted cash mainly represents (a) the secured deposits held in designated bank accounts for issuance of bank credit card; (b) time deposits that are pledged for property lease.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Cash, cash equivalents and restricted cash as reported in the consolidated statement of cash flows are presented separately on our consolidated balance sheet as follows:

	December 31,	December 31	December 31
	2018	2019	2020
Cash and cash equivalents	3,133,847	862,839	38,425,541
Restricted cash	57,012	82,507	78,010
Long-term restricted cash	33,528	44,523	41,547
Total	3,224,387	989,869	38,545,098

(h) Short-term investment

Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year and investments in money market funds  and financial products issued by banks. As of December 31, 2019 and 2020, the investment in fixed deposits that were recorded as short-term investments amounted to RMB111,000 and RMB3,950,747, respectively, among which, RMB96,000 and RMB2,873,398 were restricted as collateral for notes payable, bank borrowings and letters of guarantee  as of December 31, 2019 and 2020, respectively.

(i) Current expected credit losses

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Company adopted this ASC Topic 326 and several associated ASUs on January 1, 2020 using a modified retrospective approach with a cumulative effect recorded as increase of accumulated deficit with amount of RMB22,969. As of January 1, 2020, upon the adoption, the expected credit loss provision for the current and non-current assets were RMB118,851 and RMB12,899, respectively.

The Company’s trade receivable, receivables of installment payments, deposits and other receivables are within the scope of ASC Topic 326. The Company has identified the relevant risk characteristics of its customers and the related receivables, deposits and other receivables which include size, type of the services or the products the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Company’s specific facts and circumstances.

For the year ended December 31, 2020, the Company recorded RMB9,654 expected credit loss expense in selling, general and administrative expenses. As of December 31, 2020, the expected credit loss provision for the current and non-current assets RMB44,645  and RMB20,031, respectively.

(j) Trade Receivable and Allowance for Doubtful Accounts

Trade receivable primarily includes amounts of vehicle sales in relation of government subsidy to be collected from government on behalf of customers, current portion of battery installment and receivables due from vehicle users. The Company recorded a provision for current expected credit losses.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The following table summarizes the activity in the allowance for credit losses related to trade receivable for the year ended December 31 2020:

For the Year Ended
December 31
Balance as at December 31, 2019	85,824
Adoption of ASC Topic 326	6,775
Balance as at January 1, 2020	92,599
Current period provision, net	2,047
Current period write-offs	(54,098)
Balance as at December 31, 2020	40,548

Allowance for trade receivable recognized for the years ended December 31, 2018 and 2019 was nil and RMB85,824, respectively.

(k) Inventory

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

The estimated useful lives are as follows:

Useful lives
Building and constructions	20 years
Production facilities	10 years
Charging & battery swap infrastructure	5 years
R&D equipment	5 years
Computer and electronic equipment	3 years
Purchased software	3-5 years
Leasehold improvements	Shorter of the estimated useful life or remaining lease term
Others	3 to 5 years

Depreciation for mold and tooling is computed using the units-of-production method whereby capitalized costs are amortized over the total estimated productive life of the related assets.

The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in the consolidated statements of comprehensive loss.

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

(o) Long-term investments

The Group’s long-term investments include equity investments in entities and equity securities without readily determinable fair values. Investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments—Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investments at fair value. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Equity securities without readily determinable fair values and over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes.

(p) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charge recognized for the years ended December 31, 2018, 2019 and 2020 was nil, RMB75,278 and RMB25,757, respectively. Impairment charge of nil, nil and RMB20,853 were written off against original amount upon the disposal of related long-lived assets for the years ended December 31, 2018, 2019 and 2020.

(q) Warranty liabilities

The Company accrues a warranty reserve for all new vehicles sold by the Company, which includes the Company's best estimate of the projected costs to repair or replace items under warranty, including recalls when identified. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Company's relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve when the Company accumulates more actual data and experience in the future.

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The following table shows a reconciliation in the current reporting period related to carried-forward warranty liabilities.

	For the Year Ended December 31
	2018	2019	2020
Warranty – beginning of year	—	177,293	412,004
Provision for warranty	179,766	283,647	582,069
Warranty costs incurred	(2,473)	(48,936)	(41,127)

Warranty– end of year	177,293	412,004	952,946

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

When either party to a contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The Group’s contract liabilities primarily resulted from the multiple performance obligations identified in the vehicle sales contract and the sales of Energy and Service Packages, which is recorded as deferred revenue and advance from customers. As of December 31, 2019 and 2020, the balances of contract liabilities from vehicle sales contracts were RMB491,014 and RMB1,253,620, respectively. As of December 31, 2019 and 2020, the balances of contract liabilities from the sales of Energy and Service Packages were RMB57,842 and RMB91,486, respectively.

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

On August 20, 2020, the Company introduced the Battery as a Service (BaaS), which allows users to purchase electric vehicles without battery packs and subscribe to the usage of battery packs separately. Under the BaaS, the Group sells battery packs to Weineng, the Battery Asset Company, and users subscribe to the usage of the battery packs from Weineng by paying a monthly subscription fee.

Together with the launch of the BaaS, the Group entered into service agreements with Weineng, pursuant to which the Group provides services to Weineng including battery packs monitoring, maintenance, upgrade, replacement, IT system support, etc., with monthly service charges. In case of any default in payment of monthly rental fees from users, Weineng also has right to request the Group to track and lock down the battery leased to the users to limit its usage. In addition, in furtherance of the BaaS, the Group agreed to provide guarantee to Weineng for the default in payment of monthly subscription fees from users. The maximum amount of guarantee that can be claimed by Weineng for the users’ payment default shall not be higher than the accumulated service fees the Group receives from Weineng.

In accordance with ASC 606 and ASC 460, for services provided to Weineng, revenue is recognized over the period when services are rendered. As for financial guarantee liabilities, the provision of guarantee is linked to and associated with services rendered to Weineng and the payment of guarantee amount is therefore accounted for as the reduction to the revenue from Weineng.

The fair value of the guarantee liabilities is determined by taking considerations of the default pattern of the Company’s existing battery installment programs provided to users. At each period end, the financial liabilities are remeasured with the corresponding changes recorded as the reduction to the revenue.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

For the year ended December 31, 2020, 4,412 NIO vehicles and batteries were delivered to the users under the BaaS model and both service revenue and guarantee liability were immaterial.

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

As the consideration for Energy and Service Packages must be paid in advance, which means the payments received are prior to the transfer of services by the Group, the Group records the consideration as a contract liability (advance from customers) upon receipt.

Sales of Automotive Regulatory Credits

The Group earns tradable new energy vehicle credits in the operation of vehicle business under Chinese regulations related to zero-emission vehicles, greenhouse gas, fuel economy and clean fuel. The Group sells these credits to other regulated entities who can use the credits to comply with the regulatory requirements.

Payments for automotive regulatory credits are typically received at the point control transfers to the customer, or in accordance with payment terms customary to the business. The Company recognize revenue on the sale of automotive regulatory credits at the time control of the regulatory credits is transferred to the purchasing party as other sales revenue in the consolidated statements of comprehensive loss. Revenue from the sale of automotive regulatory credits totaled nil, nil and RMB120,648 for the years ended December 31, 2018, 2019 and 2020, respectively.

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

(iii) Other scenarios

Customers or users of the mobile application can also obtain points through any other ways such as frequent sign-ins to the Group’s mobile application, sharing articles from the application to users’ own social media. The Group believes these points are to encourage user engagement and generate market awareness. As a result, the Group accounts for such points as selling and marketing expenses with a corresponding liability recorded under other current liabilities of its consolidated balance sheets upon the points offering. The Group estimates liabilities under the customer loyalty program based on cost of the NIO merchandise that can be redeemed, and its estimate of probability of redemption. At the time of redemption, the Group records a reduction of inventory and other current liabilities. In certain cases where merchandise is sold for cash in addition to points, the Group records other sales revenue.

Similar to the reasons above, the Group estimates no points forfeiture currently and continues to assess when and if a forfeiture rate should be applied.

For the years ended December 31, 2018, 2019 and 2020, the revenue portion allocated to the points as separate performance obligation was RMB47,310, RMB66,286 and RMB162,485, respectively, which is recorded as contract liability (deferred revenue). For the years ended December 31, 2018, 2019 and 2020, the total points recorded as a reduction of revenue was RMB441, RMB25,408 and RMB50,855, respectively. For the years ended December 31, 2018, 2019 and 2020, the total points recorded as selling and marketing expenses were RMB153,057, RMB142,425 and RMB78,229, respectively.

As of December 31, 2019 and 2020, liabilities recorded related to unredeemed points were RMB178,666 and RMB221,450, respectively.

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(s) Cost of Sales

Vehicle

Cost of vehicle revenue includes direct parts, material, processing fee, loss compensation to JAC, labor costs, manufacturing overhead (including depreciation of assets associated with the production), and reserves for estimated warranty expenses. Cost of vehicle revenue also includes reserves for estimated warranty expenses and charges to write-down the carrying value of the inventory when it exceeds its estimated net realizable value and to provide for on-hand inventory that is either obsolete or in excess of forecasted demand.

Service and Other

Cost of service and other revenue includes direct parts, material, labor costs, vehicle internet connectivity costs, and depreciation of assets that are associated with sales of Energy and Service packages.

(t) Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising expenses, marketing and promotional expenses, salaries and other compensation-related expenses to sales and marketing personnel. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2018, 2019 and 2020, advertising costs totalled RMB218,060, RMB230,061and RMB266,569, respectively.

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

(w) Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB517,787, RMB553,523 and RMB366,223 for the years ended December 31, 2018, 2019 and 2020, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(x) Government grants

The Group’s PRC based subsidiaries received government subsidies from certain local governments. The Group’s government subsidies consisted of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as product development and renewal of production facilities. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group; receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The Group recorded specific purpose subsidies as advances payable when received. For specific subsidies, upon government acceptance of the related project development or asset acquisition, the specific purpose subsidies are recognized to reduce related R&D expenses or the cost of asset acquisition. Other subsidies are recognized as other operating income upon receipt as further performance by the Group is not required.

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

The Group records liabilities related to uncertain tax positions when, despite the Group’s belief that the Group’s tax return positions are supportable, the Group believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. The Group did not recognize uncertain tax positions as of December 31, 2019 and 2020.

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

(aa) Comprehensive income/(loss)

The Group applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive income/(loss) and its components in a full set of financial statements. Comprehensive income/(loss) is defined to include all changes in equity of the Group during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Group’s comprehensive loss includes net loss and other comprehensive income/(loss), which mainly consists of the foreign currency translation adjustment that have been excluded from the determination of net loss.

(ab) Leases

As the lessee, the Group recognizes in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, the Group makes an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities and recognizes lease expenses for such lease generally on a straight-line basis over the lease term. Operating lease assets are included within right-of-use assets— operating lease, and the corresponding operating lease liabilities are included within operating lease liabilities on the consolidated balance sheets as of December 31, 2019 and 2020. Finance lease assets are included within other non-current assets, and the corresponding finance lease liabilities are included within accruals and other liabilities for the current portion, and within other non-current liabilities on our consolidated balance sheets as of December 31, 2019 and 2020.

(ac) Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2018, 2019 and 2020.

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

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

3. Recent Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The adoption of this ASU is not expected to have a material impact on the Company's consolidated financial statements.

In January 2020, the FASB issued Accounting Standards Update No. 2020-01, Investments— Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments clarified that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarified that for the purpose of applying paragraph 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. An entity also would evaluate the remaining characteristics in paragraph 815-10-15-141 to determine the accounting for those forward contracts and purchased options. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact.

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASU 2020-04 are effective for the Company as of March 12, 2020 through December 31, 2022. The Company is currently evaluating the impact.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

In August 2020, the FASB issued a new accounting update relating to convertible instruments and contracts in an entity’s own equity. For convertible instruments, the accounting update reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current U.S. GAAP. The accounting update amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. The accounting update also simplifies the diluted earnings per share calculation in certain areas. For public business entities, the update is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. Entities are allowed to apply this update on either a full or modified retrospective basis. The Company has early adopted this new accounting update on a modified retrospective basis from January 1, 2021 and reported the 2026 Notes as one single unit of account of long-term borrowings on the balance sheet (Note 29).

4. Concentration and Risks

(a) Concentration and credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investment, trade receivable, amount due from related parties, deposits and other receivables. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2019 and 2020, all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. The PRC does not have an official deposit insurance program, nor does it have an agency similar to the Federal Deposit Insurance Corporation (FDIC) in the United States. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents and restricted cash are financially sound based on publicly available information.

No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2018, 2019 and 2020. No individual customer accounted for more than 10% of trade receivable as of December 31, 2019 and 2020.

(b) Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents and restricted cash denominated in RMB that are subject to such government controls amounted to RMB829,175 and RMB6,219,252 as of December 31, 2019 and 2020, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

5. Inventory

Inventory consists of the following:

	December 31,	December 31,
	2019	2020
Raw materials	510,990	579,842
Work in process	1,862	2,995
Finished goods	291,116	381,387
Merchandise	95,987	121,978
Less: write-downs	(10,427)	(4,649)
Total	889,528	1,081,553

Raw materials primarily consist of materials for volume production as well as spare parts used for aftersales services.

Work in progress mainly consists of electric drive systems in production.

Finished goods include vehicles ready for transit at production factory, vehicles in transit to fulfill customer orders, new vehicles available for immediate sale at the Group’s sales and service center locations and charging piles.

Merchandise includes accessories and branded merchandise of NIO which can be redeemed by deducting membership rewards points of customer loyalty program in the Group’s application store.

Inventory write-downs recognized in cost of sales for the years ended December 31, 2018 and 2019 and 2020 were nil, RMB10,427 and RMB5,803, respectively.

6. Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	December 31,	December 31,
	2019	2020
Deductible VAT input	1,253,617	943,577
Receivables from JAC	78,132	121,012
Prepayment to vendors	88,900	83,792
Receivables from third party online payment service providers	47,592	69,009
Deposits	73,271	45,891
Other receivables	60,381	159,122
Less: Allowance for doubtful accounts	(22,635)	—
Total	1,579,258	1,422,403

Receivables from JAC mainly consist of national subsidy collected by JAC on behalf of the Group’s customers which was not paid to the Company yet as of year ends.

Prepayment to vendors mainly consist of prepayment for raw materials, prepaid rental for offices and NIO Houses, and prepaid expenses for R&D services provided by suppliers.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The following table summarizes the activity in the allowance for credit losses related to prepayments and other current assets for the year ended December 31, 2020:

Months Ended
December 31, 2020
Balance as at December 31, 2019	22,635
Adoption of ASC Topic 326	3,617
Balance as at January 1, 2020	26,252
Current period provision, net	475
Current period write-offs	(22,630)
Balance as at December 31, 2020	4,097

Allowance for the prepayments and other current assets recognized for the years ended December 31, 2018 and 2019 was nil and RMB22,635, respectively.

7. Property, Plant and Equipment, Net

Property and equipment and related accumulated depreciation were as follows:

	December 31,	December 31,
	2019	2020
Mold and tooling	1,898,975	2,411,164
Leasehold improvements	1,025,570	997,191
Production facilities	869,819	787,039
Building and constructions	828,958	862,603
Charging & battery swap equipment	608,919	721,583
Construction in process	475,977	177,457
Computer and electronic equipment	428,028	372,956
R&D equipment	400,461	432,781
Purchased software	341,379	409,445
Others	279,233	374,219
Subtotal	7,157,319	7,546,438
Less: Accumulated depreciation	(1,548,977)	(2,470,028)
Less: Accumulated impairment	(75,278)	(80,182)
Total property, plant and equipment, net	5,533,064	4,996,228

The Group recorded depreciation expenses of RMB469,408, RMB993,070 and RMB1,041,011 for the years ended December 31, 2018, 2019 and 2020, respectively.

8. Intangible Assets, Net

Intangible assets and related accumulated amortization were as follows:

	December 31, 2019			December 31, 2020
	Gross carrying	Accumulated	Net carrying	Gross carrying	Accumulated	Net carrying
	value	amortization	value	value	amortization	value
Domain names and others	4,342	(2,820)	1,522	4,071	(3,458)	613
Total intangible assets, net	4,342	(2,820)	1,522	4,071	(3,458)	613

The Group recorded amortization expenses of RMB1,988, RMB1,021 and RMB638 for the years ended December 31, 2018, 2019 and 2020, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

9. Land Use Rights, Net

Land use rights and related accumulated amortization were as follows:

	December 31,	December 31,
	2019	2020
Land use rights	216,489	216,489
Less: Accumulated amortization—land use rights	(7,674)	(12,521)
Total land use rights, net	208,815	203,968

In June 2018, XPT NJEP entered into an agreement to purchase land use rights for usage of land to build a factory for manufacturing of e-powertrain for the Group.

The Group recorded amortization expenses for land use rights of RMB2,827, RMB4,847 and RMB4,847 for the years ended December 31, 2018, 2019 and 2020, respectively.

10. Long-term investments

The Company’s long-term investments consisted of the following:

	December 31,	December 31,
	2019	2020
Equity investments:
Equity method investments	115,325	294,679
Equity securities without readily determinable fair value	—	5,442
Total	115,325	300,121

In August 2020, the Company and three other third party investors entered into an investment agreement to establish Wuhan Weineng Battery Asset Co., Ltd. (“Weineng”). The Company invested RMB200,000 in Weineng and held 25% of Weineng’s equity interests. In December 2020, Weineng entered into an agreement with the other third-party investors for a total additional investment of RMB640 million by those investors, which was not consummated as of December 31, 2020. Upon the consummation of this transaction, the Company's equity interests in Weineng would be diluted to approximately 13.9%.

No impairment charge was recognized for the years ended December 31, 2018, 2019 and 2020.

11. Other Non-current Assets

Other non-current assets consist of the following:

	December 31,	December 31,
	2019	2020
Non-current portion of national subsidy receivable	—	651,006
Receivables of installment payments for battery	657,698	637,402
Long-term deposits	848,655	128,355
Right-of-use assets - finance lease	155,051	95,887
Prepayments for purchase of property and equipment	17,603	15,072
Others	74,093	34,033
Total	1,753,100	1,561,755

Long-term deposit mainly consists of deposits to vendors for guarantee of production capacity as well as rental deposit for offices and NIO Houses which will not be collectible within one year.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The following table summarizes the activity in the allowance for credit losses related to other non-current assets for the year ended December 31, 2020:

Year Ended
December 31, 2020
Balance as at December 31, 2019	323
Adoption of ASC Topic 326	12,576
Balance as at January 1, 2020	12,899
Current period provision, net	7,132
Balance as at December 31, 2020	20,031

Allowance for the other non-current assets recognized for the years ended December 31,2018 and 2019 was nil and RMB323, respectively.

12. Accruals and Other Liabilities

Accruals and other liabilities consist of the following:

	December 31,	December 31,
	2019	2020
Payables for purchase of property and equipment	1,121,715	715,561
Advance from customers	297,096	620,907
Payables for marketing events	436,610	596,110
Salaries and benefits payable	344,922	494,726
Payable for R&D expenses	694,081	402,777
Current portion of deferred revenue	189,172	383,430
Warranty liabilities	120,161	297,446
Payable to employees for options exercised	—	278,209
Accrued expenses	246,121	273,676
Interest payables	105,940	98,462
Current portion of deferred construction allowance	84,495	60,695
Current portion of finance lease liabilities	40,334	33,237
Payables for traveling expenses of employees	17,685	18,672
Investment deposit from investors	154,643	—
Other payables	363,666	330,116
Total	4,216,641	4,604,024

13. Borrowings

Borrowings consist of the following:

	December 31,	December 31,
	2019	2020
Short-term borrowings:
Bank loan (i)	188,000	1,550,000
Convertible notes (ii)	697,620	—
Current portion of long-term bank loan (iii)	322,436	380,560
Long-term borrowings:
Bank loan (iii)	950,154	303,822
Convertible notes (ii)	5,784,984	5,196,507
Loan from joint investor (iv)	419,660	437,950
Total	8,362,854	7,868,839

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(i) Short-term bank loan

As of December 31, 2019, we obtained short-term borrowings from several banks of RMB128,000 in aggregate and bank acceptance of RMB60,000. The annual interest rate of these borrowings is approximately 3.45% to 4.87%.

As of December 31, 2020, we obtained short-term borrowings from several banks of RMB1,550,000 in aggregate. The annual interest rate of these borrowings is approximately 3.3% to 4.85%.

The short-term borrowings contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company’s assets. The Company is in compliance with all of the loan covenants as of December 31, 2019 and 2020. As of December 31, 2019 and 2020, certain of the Group’s short-term borrowings were guaranteed by the Company’s subsidiaries or pledged with trade receivable of nil and RMB49,800, short-term investments of nil and RMB155,498, and restricted cash of RMB60,000 and nil, respectively.

(ii) Convertible notes

On January 30, 2019, the Group issued US$650,000 convertible senior notes and additional US$100,000 senior notes (collectively the “Notes”) to the notes purchasers (the “Notes Offering”). The Notes bears interest at a rate of 4.50% per year, payable semi-annually in arrears on February 1 and August 1 of each year, beginning on August 1, 2019. The Notes is convertible into the Company’s American Depositary Shares at the pre-agreed fixed conversion price at the discretion of the holders and will mature for repayment on February 1, 2024. Holders of the Notes are entitled to require the Company to repurchase all or part of the Notes in cash on February 1, 2022 or in the event of certain fundamental changes. In connection with the Notes Offering, the Company entered into capped call transactions with certain notes purchasers and/or their respective affiliates and/or other financial institutions (the “Capped Call Option Counterparties”) and used a portion of the net proceeds of the Notes Offering to pay the cost of such transactions. In addition, the Company also entered into privately negotiated zero-strike call option transactions with certain notes purchasers or their respective affiliates (the “Zero-Strike Call Option Counterparties”) and used a portion of the net proceeds of the Notes Offering to pay the aggregate premium under such transactions. The Company accounts for the Notes as a single instrument as a long-term debt. The debt issuance cost were recorded as reduction to the long-term debts and are amortized as interest expenses using the effective interest method. The value of the Notes are measured by the cash received. The cost for the capped call transactions have been recorded as deduction of additional paid-in capital within total shareholders’ deficit. The zero-strike call option was deemed as a prepaid forward to purchase the Company’s own shares and recognized as permanent equity at its fair value at inception as a reduction to additional paid in capital in the consolidated balance sheet. As of December 31, 2019 and 2020, the balances of these convertible notes were RMB5,179,027 and RMB4,870,262, respectively. In November 2020, US$7.0 in aggregate principal amount of such Notes were converted, pursuant to which the Company issued 735 ADSs to the holders of such Notes. Accordingly, the balance of the notes converted were derecognized and recorded as ordinary shares and additional paid-in capital.

On September 5, 2019, the Group issued US$200,000 convertible senior notes to an affiliate of Tencent Holdings Limited and Mr. Bin Li, chairman and chief executive officer of the Company. Tencent and Mr. Li each subscribed for US$100,000 principal amount of the convertible notes, each in two equally split tranches. The 360-day Notes will be convertible into Class A ordinary shares (or ADSs) of the Company at a conversion price of US$2.98 per ADS at the holder’s option from the 15th day immediately prior to maturity, and the 3-year Notes will be convertible into Class A ordinary shares (or ADSs) of the Company at a conversion price of US$3.12 per ADS at the holder’s option from the first anniversary of the issuance date. The holders of the 3-year Notes will have the right to require the Company to repurchase for cash all of the notes or any portion thereof on February 1, 2022. The 360-day Notes was recorded in short-term borrowings and the 3-year Notes were recorded in long-term borrowings. The Company will pay an annual premium of 2% at maturity. Interest expenses were accrued over the term of each note using the effective interest method.

In September and December 2020, all of the 360-day Notes due in 2020 and US$50,000 in aggregate principal amount of the 3-year Notes due in 2022 were converted, pursuant to which the Company issued 49,582,686 Class A ordinary shares to the holders of such notes. Such notes were derecognized and recorded as ordinary shares and additional paid-in capital. As of December 31, 2019 and 2020, the balances of these convertible notes outstanding were RMB1,303,577 and RMB326,245, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

In January and February 2020, the Company consummated the issuance of convertible notes to several third party investors in an aggregate principal amount of US$200,000. The notes issued bear zero interest and mature on February 4, 2021. Prior to maturity, the holder of the notes has the right to convert the notes (a) after the six-month anniversary, into ADSs representing Class A ordinary shares of the Company at an initial conversion price of US$3.07 per ADS or (b) upon the completion of a bona fide issuance of equity securities of the Company for fundraising purposes, into ADSs representing Class A ordinary shares of the Company at the conversion price derived from such equity financing. The notes were recorded in short-term borrowings with interest expenses accrued over the term using the effective interest method. The debt issuance cost were recorded as reduction to the short-term borrowings and are amortized as interest expenses using the effective interest method. In July and August 2020, all of such notes were converted, pursuant to which the Company issued 65,146,600 ADSs to the holders of such notes. Such notes were derecognized and recorded as ordinary shares and additional paid-in capital. As of December 31, 2019 and 2020, the balances of these convertible notes outstanding were nil.

In March 2020, the Company consummated the issuance of convertible notes to several third party investors with an aggregate principal amount of US$235,000. The notes issued bear zero interest and will mature on March 5, 2021. Prior to maturity, holders of the notes have the right to convert either all or part of the principal amount of the notes into Class A ordinary shares (or ADSs) of the Company from September 5, 2020, at a conversion price of US$3.50 per ADS, subject to certain adjustments. The notes was recorded in short-term borrowings with interest expenses accrued over the term using the effective interest method. The debt issuance costs were recorded as reduction to the short-term borrowings and are amortized as interest expenses using the effective interest method. In September and Octorber 2020, all of such notes were converted, pursuant to which the Company issued 67,142,790 Class A ADSs to the holders of such notes. Such notes were derecognized and recorded as ordinary shares and additional paid-in capital. As of December 31, 2019 and 2020, the balances of these convertible notes outstanding were nil.

As of December 31, 2019 and 2020, RMB697,620 and nil of convertible notes were due within one year, respectively.

(iii) Long-term bank loan

				As of December 31, 2019			As of December 31, 2020
					Current portion			Current portion
			Maturity/	Outstanding	according to the	Long-term	Outstanding	according to the	Long-term
Ref.	Date of borrowing	Lender/Banks	Repayment date	loan	repayment schedule	portion	loan	repayment schedule	portion
1	May 17, 2017	Bank of Nanjing	May 17, 2022	475,382	200,000	275,382	275,382	200,000	75,382
2	September 28, 2017	China Merchants Bank	September 14, 2021	96,000	8,000	88,000	88,000	88,000	—
3	February 2, 2018	China CITIC Bank	February 1, 2021	44,500	10,000	34,500	34,500	34,500	—
4	August 17, 2018	China CITIC Bank	March 7, 2021	49,500	10,000	39,500	39,500	39,500	—
5	November 30, 2018	Bank of Shanghai	November 30, 2021	4,102	1,014	3,088	—	—	—
6	December 24, 2018	Bank of Shanghai	November 30, 2021	32,305	7,695	24,610	—	—	—
7	January 3, 2019	Bank of Shanghai	November 30, 2021	16,145	3,855	12,290	—	—	—
8	January 10, 2019	Bank of Shanghai	November 30, 2021	32,305	7,695	24,610	—	—	—
9	January 17, 2019	Bank of Shanghai	November 30, 2021	32,305	7,695	24,610	—	—	—
10	January 24, 2019	Bank of Shanghai	November 30, 2021	28,257	6,743	21,514	—	—	—
11	March 25, 2019	Bank of Shanghai	November 30, 2021	128,353	28,862	99,491	—	—	—
12	March 27, 2019	Bank of Shanghai	November 30, 2021	42,777	9,631	33,146	—	—	—
13	March 29, 2019	Hankou Bank	March 29, 2022	199,000	2,000	197,000	197,000	2,000	195,000
14	June 26, 2019	Bank of Shanghai	November 30, 2021	18,072	3,855	14,217	—	—	—
15	September 11, 2019	Bank of Shanghai	November 30, 2021	73,587	15,391	58,196	—	—	—
16	December 24, 2020	Bank of Shanghai	December 24, 2023	—	—	—	50,000	16,560	33,440
	Total			1,272,590	322,436	950,154	684,382	380,560	303,822

The long-term borrowings contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company's assets. The Company is in compliance with all of the loan covenants as of December 31, 2019 and 2020. As of December 31, 2019 and 2020, certain of the Group's long-term borrowings were guaranteed by the Company's subsidiaries or pledged with trade receivable of RMB601,236 and RMB65,138, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(iv) Loan from joint investor

On May 18, 2017, the Group entered into a joint investment agreement with Wuhan Donghu New Technology Development Zone Management Committee ("Wuhan Donghu") to set up an entity (the "PE WHJV"). Wuhan Donghu subscribed for RMB384,000 paid in capital in PE WHJV with 49% of the shares. On June 30, 2017, September 29, 2017 and April 16, 2018, Wuhan Donghu injected RMB50,000, RMB100,000 and RMB234,000 in cash to PE WHJV, respectively. Pursuant to the investment agreement, Wuhan Donghu does not have substantive participating rights to PE WHJV, nor is allowed to transfer its equity interest in PE WHJV to other third party. In addition, within five years or when the net assets of PE WHJV is less than RMB550,000, the Group is obligated to purchase from Wuhan Donghu all of its interest in PE WHJV at its investment amount paid plus interest at the current market rate announced by PBOC. As such, the Group consolidates PE WHJV. The investment by Wuhan Donghu is accounted for as a loan because it is only entitled to fixed interest income and subject to repayment within five years or upon the financial covenant violation. As of December 31, 2019 and 2020, RMB35,660 and RMB53,950 of interest were accrued at the benchmark rate of medium and long-term loan announced by PBOC. As of December 31, 2019 and 2020, certain bank borrowings of PE WHJV were guaranteed by Wuhan Donghu.

14. Other Non-Current Liabilities

Other non-current liabilities consist of the following:

	December 31,	December 31,
	2019	2020
Deferred revenue	295,915	677,824
Warranty liabilities	291,843	655,500
Deferred government grants	340,667	326,373
Non-current finance lease liabilities	88,790	55,107
Deferred construction allowance	72,762	49,484
Others	61,836	85,618
Total	1,151,813	1,849,906

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

15. Lease

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The balances for the operating and finance leases where the Group is the lessee are presented as follows within the consolidated balance sheets:

	As of December 31,	As of December 31,
	2019	2020
Operating leases:
Right-of-use assets - operating lease	1,997,672	1,350,294

Current portion of operating lease liabilities	608,747	547,142
Non-current operating lease liabilities	1,598,372	1,015,261
Total operating lease liabilities	2,207,119	1,562,403

Finance leases:
Right-of-use assets - finance lease	155,051	95,887

Current portion of finance lease liabilities	40,334	33,237
Non-current finance lease liabilities	88,790	55,107
Total finance lease liabilities	129,124	88,344

The components of lease expenses were as follows:

	Year Ended	Year Ended
	December 31,	December 31,
Lease cost:	2019	2020
Amortization of right-of-use assets	522,035	499,225
Interest of operating lease liabilities	137,459	96,430
Expenses for short-term leases within 12 months and other non-lease component	155,613	81,022
Total lease cost	815,107	676,677

Other information related to leases where the Group is the lessee is as follows:

	As of December 31,		As of December 31,
	2019		2020
Weighted-average remaining lease term:
Operating leases	4.7	years	3.8	years
Finance leases	3.9	years	3.1	years

Weighted-average discount rate:
Operating leases	5.83%		5.82%
Finance leases	5.77%		5.70%

Supplemental cash flow information related to leases where we are the lessee is as follows (in thousands):

	Year Ended	Year Ended
	December 31,	December 31,
	2019	2020
Operating cash outflows from operating leases	482,782	544,896
Operating cash outflows from finance leases (interest payments)	5,969	5,729
Financing cash outflows from finance leases	43,916	42,529
Right-of-use assets obtained in exchange for lease liabilities	777,169	279,274

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

As of December 31, 2020, the maturities of our operating and finance lease liabilities (excluding short-term leases) are as follows (in thousands):

	As of December 31,
	2020
	Operating	Finance
	Leases	Leases
2021	609,011	36,494
2022	421,579	29,561
2023	287,087	22,515
2024	146,459	7,996
2025	84,925	36
Thereafter	175,950	—
Total minimum lease payments	1,725,011	96,602
Less: Interest	(162,608)	(8,258)
Present value of lease obligations	1,562,403	88,344
Less: Current portion	(547,142)	(33,237)
Long-term portion of lease obligations	1,015,261	55,107

As of December 31, 2019 and 2020, the Group had future minimum lease payments for non-cancelable short-term operating leases of RMB33,580 and RMB55,977, respectively.

For the year ended December 31, 2018, the Company recognized lease expense of RMB490,936 under ASC 840.

16. Revenues

Revenues by source consists of the following:

	For the Year Ended December 31,
	2018	2019	2020
Vehicle sales	4,852,470	7,367,113	15,182,522
Sales of charging pile	82,184	127,632	229,781
Sales of Packages	10,220	111,448	244,072
Others	6,297	218,711	601,558
Total	4,951,171	7,824,904	16,257,933

17. Deferred Revenue/Income

The following table shows a reconciliation in the current reporting period related to carried-forward deferred revenue/income.

	For the Year Ended December 31
	2018	2019	2020
Deferred revenue/income – beginning of year	—	301,774	485,087
Additions	384,116	428,786	1,013,397
Recognition	(82,342)	(246,861)	(432,069)
Effects on foreign exchange adjustment	—	1,388	(5,161)
Deferred revenue/income – end of year	301,774	485,087	1,061,254

Deferred revenue mainly includes the transaction price allocated to the performance obligations that are unsatisfied, or partially satisfied, which mainly arises from the undelivered charging pile, the vehicle internet connection service, the extended lifetime warranty service, the points offered to customers as well as free battery swapping service embedded in the vehicle sales contract, with unrecognized deferred revenue balance of RMB405,326 and RMB1,006,824 as of December 31, 2019 and 2020, respectively.

The Group expects that 36% of the transaction price allocated to unsatisfied performance obligation as at December 31, 2020 will be recognized as revenue during the period from January 1, 2021 to December 31, 2021. The remaining 64% will be recognized during the period from January 1, 2022 to December 31, 2025.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Deferred income includes the reimbursement from a depository bank in connection with the advancement of the Company’s ADS and investor relations programs in the next five years. The Company initially recorded the payment from the depository bank as deferred revenue and then recognized as other income over the beneficial period, with unrecognized deferred income balance of RMB79,761 and RMB54,430 as of December 31, 2019 and 2020.

18. Manufacturing in collaboration with JAC

In May 2016, April 2019 and March 2020, the Group entered into several agreements with JAC for the manufacture of the ES8, the ES6 and the EC6 for five years. Pursuant to the arrangements, JAC built up a new manufacturing plant (“Hefei Manufacturing Plant”) and is responsible for the equipment used on the product line while NIO is responsible for the tooling. For each vehicle produced the Group pays processing fee to JAC on a per-vehicle basis monthly for the first three years on the basis that NIO provides all the raw materials to JAC. In addition, for the first 36 months after agreed time of start of production, which was April 2018, the Group should compensate JAC operating losses incurred in Hefei Manufacturing Plant. For the years ended December 31, 2018, 2019 and 2020, JAC charged the Group RMB126,425, RMB206,736 and RMB65,384, respectively, based on the actual losses incurred in Hefei Manufacturing Plant during the same periods, which was recorded in cost of sales.

19. Research and Development Expenses

Research and development expenses consist of the following:

	Year Ended December 31,
	2018	2019	2020
Employee compensation	1,850,886	2,004,931	1,362,231
Design and development expenses	1,827,980	2,041,024	778,463
Depreciation and amortization expenses	103,427	187,137	255,544
Rental and related expenses	33,105	57,401	51,123
Travel and entertainment expenses	104,949	63,998	15,720
Others	77,595	74,089	24,689
Total	3,997,942	4,428,580	2,487,770

20. Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of the following:

	Year Ended December 31,
	2018	2019	2020
Employee compensation	2,256,455	2,231,698	1,687,945
Marketing and promotional expenses	1,158,519	818,053	675,142
Rental and related expenses	450,113	737,578	498,601
Depreciation and amortization expenses	249,765	457,364	325,478
Professional services	578,469	487,537	307,658
IT consumable, office supply and other low value consumable	167,323	109,501	69,954
Travel and entertainment expenses	197,187	126,571	39,328
Expected credit losses	—	—	9,654
Allowance against receivables	—	108,459	—
Others	283,959	375,026	318,511
Total	5,341,790	5,451,787	3,932,271

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

21. Convertible Redeemable Preferred Shares

In March 2015, the Company issued 165,000,000 shares of Series A-1 convertible redeemable preferred shares (“Series A-1 Preferred Shares”) for US$1.00 per share for cash of US$165,000. The total consideration was paid in three installments and were fully paid in January 2017. In March and May 2015, the Company issued 130,000,000 shares of Series A-2 convertible redeemable preferred shares (“Series A-2 Preferred Shares”) for US$1.00 per share for cash of US$130,000. In September 2015, the Company issued 24,210,431 shares of Series A-3 Preferred Shares for US$1.6522 per share for cash of US$40,000. The Series A-1, A-2 and A-3 Preferred Shares are collectively referred to as the “Series A Preferred Shares”.

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

Accounting for Preferred Shares

The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to September 12, 2018, the earliest redemption date. According to the redemption price calculation described above, the Company recognized accretion of the Preferred Shares amounted to RMB13,667,291, nil and nil for the years ended December 31, 2018, 2019 and 2020.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The Company’s convertible redeemable preferred shares activities for the year ended December 31, 2018 are summarized below.:

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22. Redeemable non-controlling interests

Investment in XPT Auto

XPT Auto, the Group’s wholly owned subsidiary had its redeemable preferred share (“XPT Auto PS”) financing of RMB1,269,900 to certain third party strategic investors in the second quarter of 2018. These third party strategic investors’ contributions in XPT Auto were accounted for as the Group’s redeemable non-controlling interests, and were classified as mezzanine equity. Pursuant to XPT Auto’s share purchase agreement, the XPT Auto PS issued to third party strategic investors have the same rights as the existing ordinary shareholder of XPT Auto except that they have following privileges:

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

The Company recognized accretion to the respective redemption value of the XPT Auto PS as a reduction of additional paid in capital over the period starting from issuance date. For the years ended December 31, 2018, 2019 and 2020, the Company recorded RMB63,297, RMB126,590 and RMB104,270, respectively, of accretion on redeemable non-controlling interests to redemption value.

In November 2020, the Company, through its wholly owned subsidiary, purchased all the equity interests in XPT Auto held by its minority shareholders with a cash consideration of RMB1.6 billion, which equaled the redemption price. As a result, the Company indirectly wholly owned XPT Auto thereafter. The Company accounted for such transaction as an equity transaction. The equity interests held by the minority shareholders, which were recorded as redeemable non-controlling interests with the carrying value of RMB1.6 billion, were derecognized accordingly.

Investment in NIO China

On April 29, 2020, the Company entered into definitive agreements, as amended and supplemented in May and June 2020, for investments in NIO Holding, the legal entity of NIO China wholly owned by the Company pre-investment, with a group of investors (collectively, the “Strategic Investors”), pursuant to which, the Strategic Investors agreed to invest an aggregate of RMB7.0 billion in cash into NIO China for its non-controlling interest. In June and July 2020, the Company received RMB5.0 billion. On September 16, 2020, pursuant to a share transfer agreement, the Company repurchased 8.612% equity interests owned by one of the Strategic Investors of NIO China with the total consideration of RMB511.5 million, consisting of the actual capital investment plus accrued interest. In addition, the Company assumed this investor’s remaining cash contribution obligation of RMB2.0 billion. As of December 31, 2020, the Company held 86.476% controlling equity interests in NIO Holding.

Pursuant to NIO China’s share purchase agreement, each of the Strategic Investors has the right to request the Company to redeem their equity interests in NIO China at an agreed price in case of NIO China’s failure to submit the application for a qualified initial public offering in 48 months commencing from June 29, 2020, failure to complete a qualified initial public offering in 60 months commencing from June 29, 2020, or other events as set forth in the share purchase agreement. The agreed price is calculated based on each non-controlling shareholder’s cash investment to NIO China plus an annual interest rate of 8.5%.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

As the redemption is at the holders’ option and is upon the occurrence of the events that are not solely within the control of the Company, these Strategic Investors’ contributions in NIO China were classified as mezzanine equity and is subsequent accreted to the redemption price using the agreed interest rate as a reduction of additional paid in capital. The Company recorded RMB207,400 of accretion on redeemable non-controlling interests to redemption value for the year ended December 31, 2020.

23. Ordinary Shares

Upon inception, each ordinary share was issued at a par value of US$0.00025 per share. Various numbers of ordinary shares were issued to share-based compensation award recipients. As of December 31, 2019 and 2020, the authorized share capital of the Company is US$1,000 divided into 4,000,000,000 shares, comprising of: 2,503,736,290 Class A Ordinary Shares, 128,293,932 Class B Ordinary Shares, 148,500,000 Class C Ordinary Shares, each at a par value of US$0.00025 per share, and 1,219,469,778 shares of a par value of US$0.00025 each of such class or classes as the board of directors may determine.

On June 15, 2020 and subsequently on June 18, 2020, the Company consummated the follow-on offering of a total of 82,800,000 American depositary shares (the "ADSs") at a price of US$5.95 per ADS.

On September 2, 2020, the Company consummated another follow-on offering of a total of 101,775,000 American depositary shares (the "ADSs") at a price of US$17.00 per ADS.

On December 16, 2020 and subsequently on December 17, 2020, the Company consummated another follow-on offering of a total of 78,200,000 American depositary shares (the "ADSs") at a price of US$39.00 per ADS.

As of December 31, 2019 and 2020, 4,000,000,000 ordinary shares were authorized. 1,067,467,877 and 1,529,031,103 shares were issued and 1,064,472,660 and 1,526,539,388 shares were outstanding as of December 31, 2019 and 2020, respectively.

24. Share-based Compensation

Compensation expenses recognized for share-based awards granted by the Company were as follows

	For the Year Ended December 31,
	2018	2019	2020
Cost of sales	9,289	9,763	5,564
Research and development expenses	109,124	82,680	51,024
Selling, general and administrative expenses	561,055	241,052	130,506
Total	679,468	333,495	187,094

There was no income tax benefit recognized in the consolidated statements of comprehensive loss for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets in the years ended December 31, 2018, 2019 and 2020.

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The following table summarizes activities of the Company’s restricted shares granted to employees under the Prime Hubs Plan:

	Number of Shares	Weighted Average
Employees	Outstanding	Grant Date Fair Value
		US$
Unvested as of December 31, 2017	7,058,338	1.04
Vested	(7,058,338)	1.04
Unvested as of December 31, 2018, 2019 and 2020	—	—

In August 2018, the Company agreed to repurchase 562,500 vested Prime Hubs restricted shares from a former employee who passed away with total cash consideration of RMB7,490 at the fair value.

For the years ended December 31, 2018, 2019 and 2020, total share-based compensation expenses recognized for the employee restricted shares granted under the Prime Hubs Plan were RMB39,560, nil and nil, respectively.

As of December 31, 2018 , all the employee restricted shares granted under the Prime Hubs Plan had been fully vested and hence all related share-based compensation expenses had been recognized.

(b) NIO Incentive Plans

In 2015, the Company adopted the 2015 Stock Incentive Plan (the “2015 Plan”), which allows the plan administrator to grant share options and restricted shares of the Company to its employees, directors, and consultants.

The Company granted both share options and restricted shares to the employees. The share options and restricted shares of the Company under 2015 Plan have a contractual term of ten years from the grant date, and vest over a period of four years of continuous service, one fourth (1/4) of which vest upon the first anniversary of the stated vesting commencement date and the remaining vest ratably over the following 36 months. Under the 2015 Plan, share options granted to the non-NIO US employees of the Group are only exercisable upon the occurrence of an initial public offering by the Company.

In 2016, 2017 and 2018, the Board of Directors further approved the 2016 Stock Incentive Plan (the “2016 Plan”), the 2017 Stock Incentive Plan (the “2017 Plan") and the 2018 Stock Incentive Plan (the "2018 Plan”). The share options of the Company under 2016, 2017 and 2018 Plans have a contractual term of seven or ten years from the grant date, and vest immediately or over a period of four or five years of continuous service.

The Group did not recognize any share-based compensation expenses for share options granted to the non-NIO US employees of the Group until completion of the Company’s IPO on September 12, 2018. The Group recognized the share options and restricted shares of the Company granted to the employees of NIO US on a straight-line basis over the vesting term of the awards, net of estimated forfeitures. Share-based compensation expenses for share options granted to the non-NIO US employees of the Group before IPO were recognized by using the graded-vesting method.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(i) Share Options

The following table summarizes activities of the Company’s share options under the 2015, 2016, 2017 and 2018 Plans for the years ended December 31, 2018, 2019 and 2020:

		Weighted	Weighted
	Number of	Average	Average	Aggregate
	Options	Exercise	Remaining	Intrinsic
	Outstanding	Price	Contractual Life	Value
		US$	In Years	US$
Outstanding as of December 31, 2017	57,775,914	0.57	8.52	114,299
Granted	47,216,792	2.79	—	—
Exercised	(7,732,317)	0.40	—	—
Cancelled	(5,498,453)	1.17	—	—
Expired	(687,796)	0.62	—	—
Outstanding as of December 31, 2018	91,074,140	1.69	8.23	425,988
Granted	33,964,176	3.29	—	—
Exercised	(20,133,668)	0.49	—	—
Cancelled	(14,759,778)	2.69	—	—
Expired	(1,300,898)	4.11	—	—
Outstanding as of December 31, 2019	88,843,972	2.38	6.77	164,363
Granted	16,077,700	8.09	—	—
Exercised	(15,253,500)	1.55	—	—
Cancelled	(9,030,781)	3.02	—	—
Expired	(1,318,892)	4.49	—	—
Outstanding as of December 31, 2020	79,318,499	3.59	6.39	3,581,119
Vested and expected to vest as of December 31, 2018	88,168,431	1.67	8.21	413,978
Exercisable as of December 31, 2018	32,959,964	0.73	7.45	185,787
Vested and expected to vest as of December 31, 2019	85,578,313	2.37	6.76	159,483
Exercisable as of December 31, 2019	32,925,154	1.78	6.34	80,801
Vested and expected to vest as of December 31, 2020	78,405,625	3.58	6.39	3,540,734
Exercisable as of December 31, 2020	32,504,454	2.28	6.24	1,510,113

The weighted-average grant date fair value for options granted under the Company’s 2017, 2018 and 2019 Plans during the years ended December 31, 2018, 2019 and 2020 was US$1.93, US$1.46 and US$4.03, respectively, computed using the binomial option pricing model.

The total share-based compensation expenses recognized for share options during the years ended December 31, 2018, 2019 and 2020 was RMB437,320, RMB329,693 and RMB177,543, respectively.

The fair value of each option granted under the Company’s 2017, 2018 and 2019 Plans during 2018,2019 and 2020 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	2018			2019			2020
Exercise price (US$)	0.10	-	6.74	1.80	-	7.09	2.38	-	48.45
Fair value of the ordinary shares on the date of option grant (US$)	3.38	-	6.74	1.80	-	7.09	2.38	-	48.45
Risk-free interest rate	2.74%	-	3.15%	1.66%	-	2.54%	0.50%	-	1.00%
Expected term (in years)	7	-	10	7	-	10	7	-	10
Expected dividend yield			0%			0%			0%
Expected volatility	47%	-	51%	44%	-	52%	54%	-	55%
Expected forfeiture rate (post-vesting)	5%	-	8%	6%	-	8%	2%	-	6%

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

As of December 31, 2019 and 2020, there were RMB89,896 and RMB109,905 of unrecognized compensation expenses related to the stock options granted to the employees of NIO US, which is expected to be recognized over a weighted-average period of 2.78 and 2.73 years, respectively.

As of December 31, 2019 and 2020, there were RMB269,425 and RMB430,414 of unrecognized compensation expenses related to the stocks options granted to the Group’s non-NIO US employees which is expected to be recognized over a weighted-average period of 2.67 years and 2.01 years, respectively.

(ii) Restricted shares

The fair value of each restricted share granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

The following table summarizes activities of the Company’s restricted shares to US employees under the 2016 Plan:

	Number of Restricted	Weighted Average
	Shares Outstanding	Grant Date Fair Value
		US$
Unvested at December 31, 2017	1,112,977	0.96
Vested	(608,406)	0.96
Forfeited	(63,058)	0.96
Unvested at December 31, 2018	441,513	0.96
Vested	(362,685)	0.96
Forfeited	(78,828)	0.96
Unvested at December 31, 2019, and 2020	—	—

Share-based compensation expenses of RMB3,790, RMB2,357 and nil related to restricted shares granted to the employees of NIO US was recognized for the years ended December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2019 and 2020, there were nil of unrecognized compensation expenses related to restricted shares granted to the employees of NIO US.

The following table summarizes activities of the Company’s restricted shares to non-US employees under the 2017 and 2018 Plan:

	Number of Restricted	Weighted Average
	Shares Outstanding	Grant Date Fair Value
		US$
Unvested at December 31, 2018	63,897	6.60
Vested	(31,949)	6.60
Unvested at December 31, 2019	31,948	6.60
Granted	3,869,213	20.07
Vested	(2,165,417)	3.85
Unvested at December 31, 2020	1,735,744	40.05

Share-based compensation expenses of RMB20,323, RMB1,445 and RMB9,551 related to restricted shares granted to the non-US employees was recognized for the years ended December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2019 and 2020, there were RMB1,028 and RMB472,628 of unrecognized compensation expenses related to restricted shares granted to the non-US employees, which is expected to be recognized over a weighted-average period of 0.7 and 3.6 years, respectively.

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

2018
Exercise price	1.74
Fair value of the Preferred Shares on the measurement date	4.54
Risk-free interest rate	2%
Remaining life (in years)	0.26
Expected dividend yield	0%
Expected volatility	43%-44%

As of December 31, 2018, the Award was fully vested and exercised.

Share-based compensation expenses related to the Award of RMB178,475, nil and nil were recognized for the years ended December 31, 2018, 2019 and 2020, respectively.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 8.25% profit tax on the first HKD2 million taxable income and 16.5% profit tax on the remaining taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Other Countries

The maximum applicable income tax rates of other countries where the Company’s subsidiaries having significant operations for the years ended December 31, 2018, 2019 and 2020 are as follows:

	For the Year Ended December 31,
	2018	2019	2020
United States	29.84%	29.84%	29.84%
United Kingdom	19.00%	19.00%	19.00%
Germany	32.98%	32.98%	32.98%

Composition of income tax expense for the periods presented are as follows:

	For the Year Ended December 31,
	2018	2019	2020
Current income tax expense	22,044	7,888	6,368

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Reconciliations of the income tax expense computed by applying the PRC statutory income tax rate of 25%to the Group’s income tax expense of the years presented are as follows:

	For the
	Year Ended December 31,
	2018	2019	2020
Loss before income tax expense	(9,616,935)	(11,287,764)	(5,297,714)
Income tax expense computed at PRC statutory income tax rate of 25%	(2,404,234)	(2,821,941)	(1,324,429)
Non-deductible expenses	96,684	58,374	47,151
Foreign tax rates differential	167,180	107,617	(81,668)
Additional 75% tax deduction for qualified research and development expenses	(216,993)	(22,630)	(36,775)
Tax exempted interest income	(10,377)	(3,093)	—
Non-taxable offshore income	—	—	(523,276)
US tax credits	(42,781)	(72,448)	(21,633)
Prior year adjustments	(1,422)	(16,259)	(4,324)
Tax benefit contributed by Non-controlling interest	—	2,285	1,241
Tax benefit not utilized	2,433,987	2,775,983	1,950,081
Income tax expense	22,044	7,888	6,368

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

The Group’s deferred tax assets consist of the following components:

	As of December 31,
	2018	2019	2020
Deferred tax assets
Net operating loss carry-forwards	3,777,696	6,005,461	6,831,387
Accrued and prepaid expenses	255,240	420,714	534,693
Deferred Revenue	83,877	105,840	251,778
Tax credit carry-forwards	117,801	213,773	233,326
Property, plant and equipment, net	17,467	10,584	64,191
Unrealized financing cost	41,939	29,200	40,800
Intangible assets	15,687	36,362	36,702
Allowance against receivables	—	27,196	9,027
Deferred rent	36,729	19,035	9,791
Share-based compensation	8,962	7,688	6,857
Write-downs of inventory	—	2,607	1,162
Advertising expenses in excess of deduction limit	14,234	353	507
Unrealized foreign exchange loss	55	55	(971)
Others	—	162	269
Total deferred tax assets	4,369,687	6,879,030	8,019,519
Less: Valuation allowance	(4,369,687)	(6,879,030)	(8,019,519)
Total deferred tax assets, net	—	—	—

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years. Movement of valuation allowance is as follow:

	As of December 31,
	2018	2019	2020
Valuation allowance
Balance at beginning of the year	1,878,643	4,369,687	6,879,030
Additions	2,491,044	2,509,343	1,140,489
Balance at end of the year	4,369,687	6,879,030	8,019,519

The Group has tax losses arising in Mainland China of RMB21,494,377, that will expire in one to nine years for deduction against future taxable profit.

Loss expiring in 2021	38,471
Loss expiring in 2022	57,986
Loss expiring in 2023	2,361,845
Loss expiring in 2024	3,439,013
Loss expiring in 2025	3,529,613
Loss expiring in 2026	547,984
Loss expiring in 2027	2,799,057
Loss expiring in 2028	3,386,670
Loss expiring in 2029	5,333,738
Total	21,494,377

The Group has tax losses arising in Hong Kong of RMB2,601,564 for which could be carried forward indefinitely against future taxable income.

The Group has tax losses arising in United States of RMB22,927, RMB232,098, RMB813,638 and RMB2,394,621 that will expire in sixteen, seventeen, eighteen and infinite years for deduction against future taxable income.

Uncertain Tax Position

The Group did not identify any significant unrecognized tax benefits for each of the periods presented. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2020.

26. Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2018, 2019 and 2020 as follows:

	For the Year Ended December 31,
	2018	2019	2020
Numerator:
Net loss	(9,638,979)	(11,295,652)	(5,304,082)
Accretion on convertible redeemable preferred shares to redemption value	(13,667,291)	—	—
Accretion on redeemable non-controlling interests to redemption value	(63,297)	(126,590)	(311,670)
Net loss attributable to non-controlling interests	41,705	9,141	4,962
Net loss attributable to ordinary shareholders of NIO Inc. for basic/dilutive net loss per share	(23,327,862)	(11,413,101)	(5,610,790)
Denominator:
Weighted-average number of ordinary shares outstanding — basic and diluted	332,153,211	1,029,931,705	1,182,660,948
Basic and diluted net loss per share attributable to ordinary shareholders of NIO Inc.	(70.23)	(11.08)	(4.74)

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

For the years ended December 31, 2018, 2019 and 2020, the Company had potential ordinary shares, including non-vested restricted shares, options granted, Convertible Notes and Preferred Shares. As the Group incurred losses for the years ended December 31, 2018, 2019 and 2020, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. Such weighted average numbers of ordinary shares outstanding are as following:

	For the Year Ended December 31,
	2018	2019	2020
Non-vested restricted shares	340,518	459,199	—
Outstanding weighted average options granted	72,735,288	31,276,979	52,558,756
Convertible Notes	—	92,512,382	183,942,782
Preferred Shares	678,614,152	—	—
Total	751,689,958	124,248,560	236,501,538

27. Related Party Balances and Transactions

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of Entity or Individual	Relationship with the Company
Baidu Capital L.P.	Shareholder
Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd.	Controlled by Principal Shareholder
Shanghai NIO Hongling Investment Management Co., Ltd.	Controlled by Principal Shareholder
NIO Capital	Controlled by Principal Shareholder
Suzhou Zenlead XPT New Energy Technologies Co., Ltd.	Affiliate
Beijing Chehui Hudong Guanggao Co., Ltd.	Controlled by Principal Shareholder
Beijing Xinyi Hudong Guanggao Co., Ltd.	Controlled by Principal Shareholder
Bite Shijie (Beijing) Keji Co., Ltd.	Controlled by Principal Shareholder
Kunshan Siwopu Intelligent Equipment Co., Ltd.	Affiliate
Nanjing Weibang Transmission Technology Co., Ltd.	Affiliate
Shanghai Weishang Business Consulting Co., Ltd.	Controlled by Principal Shareholder
Beijing Bit Ep Information Technology Co., Ltd.	Controlled by Principal Shareholder
Serene View Investment Limited	Controlled by Principal Shareholder
Huang River Investment Limited	Controlled by Principal Shareholder
Tianjin Boyou Information Technology Co., Ltd.	Controlled by Principal Shareholder
Wistron Info Comm (Kunshan) Co., Ltd.	Subsidiary's Non-controlling shareholder
Beijing Yiche Information Science and Technology Co., Ltd.	Controlled by Principal Shareholder
Beijing Yiche Interactive Advertising Co., Ltd.	Controlled by Principal Shareholder
Shanghai Yiju Information Technology Co., Ltd.	Controlled by Principal Shareholder
Beijing Changxing Information Technology Co., Ltd.	Significantly influenced by Principal Shareholder
Beijing Bitauto Interactive Technology Co., Ltd.	Controlled by Principal Shareholder
Wuhan Weineng Battery Assets Co., Ltd.	Affiliate
Xtronics Innovation Ltd.	Subsidiary's Non-controlling shareholder
Xunjie Energy (Wuhan) Co ., Ltd.	Affiliate

In June 2018, Wenjie Wu, originally appointed by Baidu Capital L.P. to be a board director of the Company, resigned and since then, Baidu Capital L.P. ceased to have significant influence over the Company and was no longer the Group's related party.

In December 2020, Mr. Bin Li resigned as chairman of the Board in Beijing Bitauto Interactive Technology Co., Ltd.. Since then, Beijing Bitauto Interactive Technology Co., Ltd., Beijing Xinyi Hudong Guanggao Co., Ltd., Bite Shijie (Beijing) Keji Co., Ltd. and Beijing Chehui Hudong Guanggao Co., Ltd. were no longer controlled by Mr. Bin Li, and were no longer the Group's related parties.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(a) The Group entered into the following significant related party transactions:

(i) Provision of service

For the years ended December 31, 2018, 2019 and 2020, service income was primarily generated from property management and miscellaneous research and development services the Group provided to its related parties.

	For the Year Ended December 31,
	2018	2019	2020
Nanjing Weibang Transmission Technology Co., Ltd.	—	2,417	1,523
Wuhan Weineng Battery Assets Co., Ltd.	—	—	38
Shanghai Weishang Business Consulting Co., Ltd.	905	1,806	—
Shanghai NIO Hongling Investment Management Co., Ltd.	2,707	—	—
	3,612	4,223	1,561

(ii) Acceptance of advertising and IT support services

	For the Year Ended December 31,
	2018	2019	2020
Beijing Chehui Hudong Guanggao Co., Ltd.	6,915	29,599	92,356
Beijing Xinyi Hudong Guanggao Co., Ltd.	28,245	37,935	39,919
Beijing Bit Ep Information Technology Co., Ltd.	—	3,627	4,159
Tianjin Boyou Information Technology Co., Ltd.	—	264	1,594
Beijing Yiche Information Science and Technology Co., Ltd.	32	466	280
Shanghai Yiju Information Technology Co., Ltd.	—	76	142
Bite Shijie (Beijing) Keji Co., Ltd.	2,865	1,664	47
Beijing Yiche Interactive Advertising Co., Ltd.	—	6,132	—
	38,057	79,763	138,497

(iii) Loan to related party

	For the Year Ended December 31,
	2018	2019	2020
NIO Capital	66,166	—	—

On January 12, 2018, the Group granted two interest free loans to NIO Capital, with principal amount of US$5,000 each. The loans mature in six months. One of the loan has been received by the Group and the other has been converted into the investment in ordinary shares of a subsidiary of NIO Capital, which was further disposed in 2019.

(iv) Cost of manufacturing consignment

	For the Year Ended December 31,
	2018	2019	2020
Suzhou Zenlead XPT New Energy Technologies Co., Ltd.	132,152	132,511	174,680

(v) Purchase of raw material, property and equipment

	For the Year Ended December 31,
	2018	2019	2020
Nanjing Weibang Transmission Technology Co., Ltd.	—	34,220	114,329
Kunshan Siwopu Intelligent Equipment Co., Ltd.	11,107	7,982	22,797
Xunjie Energy (Wuhan) Co., Ltd.	—	—	460
	11,107	42,202	137,586

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(vi) Interest payable on behalf of related party

	For the Year Ended December 31,
	2018	2019	2020
Baidu Capital L.P.	8,065	—	—

(vii) Acceptance of R&D and maintenance service

	For the Year Ended December 31,
	2018	2019	2020
Suzhou Zenlead XPT New Energy Technologies Co., Ltd.	14,776	—	1,953
Kunshan Siwopu Intelligent Equipment Co., Ltd.	2,436	341	1,449
	17,212	341	3,402

(viii) Payment on behalf of related party

	For the Year Ended December 31,
	2018	2019	2020
Nanjing Weibang Transmission Technology Co., Ltd.	2,790	—	—

(ix) Loan from related party

	For the Year Ended December 31,
	2018	2019	2020
Beijing Bitauto Interactive Technology Co., Ltd.	—	—	260,000
Beijing Changxing Information Technology Co., Ltd.	—	25,799	—
	—	25,799	260,000

In 2019, the Company signed a loan agreement with Beijing Changxing Information Technology Co., Ltd. for a loan of RMB25,799 at an interest rate of 15%. As of December 31, 2020, the loan has been fully repaid by the Company.

In 2020, the Company signed loan agreements with Beijing Bitauto Interactive Technology Co., Ltd. for an aggregate loan amount of RMB260,000 at an interest rate of 6%. As of December 31, 2020, the loans have been fully repaid by the Company.

(x) Sale of raw material, property and equipment

	For the Year Ended December 31,
	2018	2019	2020
Wistron Info Comm (Kunshan) Co., Ltd.	—	725	358
Wuhan Weineng Battery Assets Co., Ltd.	—	—	120
	—	725	478

(xi) Convertible notes issued to related parties and interest accural (Note 12)

	For the Year Ended December 31,
	2018	2019	2020
Serene View Investment Limited	—	614,926	101,927
Huang River Investment Limited	—	920,914	22,018
	—	1,535,840	123,945

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(xii) Sales of goods

	For the Year Ended December 31,
	2018	2019	2020
Wuhan Weineng Battery Assets Co., Ltd.	—	—	290,135
Beijing Bit Ep Information Technology Co., Ltd.	—	—	4,402
Beijing Bitauto Interactive Technology Co., Ltd.	—	—	1,974
Beijing Yiche Interactive Advertising Co., Ltd.	—	—	1,453
Beijing Yiche Information Science and Technology Co., Ltd.	—	—	525
	—	—	298,489

(b) The Group had the following significant related party balances:

(i) Amounts due from related parties

	As of December 31
	2019	2020
Wuhan Weineng Battery Assets Co. Ltd.	—	118,779
Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd.	50,000	50,000
Kunshan Siwopu Intelligent Equipment Co., Ltd.	—	617
Nanjing Weibang Transmission Technology Co., Ltd.	674	509
Wistron Info Comm (Kunshan) Co., Ltd.	109	—
Total	50,783	169,905

In 2017, the Company grant interest-free loans to Ningbo Meishen Bonded Port Area Weilan Investment Co., Ltd. As of December 31, 2020, the loans remain outstanding.

(ii) Amounts due to related parties

	As of December 31
	2019	2020
Suzhou Zenlead XPT New Energy Technologies Co., Ltd.	180,687	273,982
Nanjing Weibang Transmission Technology Co., Ltd.	33,018	51,687
Kunshan Siwopu Intelligent Equipment Co., Ltd.	379	11,986
Wistron Info Comm (Kunshan) Co., Ltd.	—	3,007
Beijing Bit Ep Information Technology Co., Ltd.	2,598	1,768
Xtronics Innovation Ltd.	—	1,493
Xunjie Energy (Wuhan) Co ., Ltd.	—	513
Beijing Yiche Information Science and Technology Co., Ltd.	205	167
Beijing Xinyi Hudong Guanggao Co., Ltd.	36,714	—
Beijing Changxing Information Technology Co., Ltd.	25,799	—
Beijing Chehui Hudong Guanggao Co., Ltd.	25,170	—
Beijing Yiche Interactive Advertising Co., Ltd.	3,500	—
Bite Shijie (Beijing) Keji Co., Ltd.	1,549	—
Shanghai Yiju Information Technology Co., Ltd.	80	—
Tianjin Boyou Information Technology Co., Ltd.	30	—
Total	309,729	344,603

(iii) Short-term borrowings and interest payable

	As of December 31
	2019
Huang River Investment Limited	354,840	3,391
Serene View Investment Limited	350,255	—
Total	705,095	3,391

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(iv) Long-term borrowings

	As of December 31
	2019	2020
Huang River Investment Limited	560,325	531,507
Serene View Investment Limited	258,213	—
Total	818,538	531,507

28. Commitments and Contingencies

(a) Capital commitments

Capital expenditures contracted for at the balance sheet dates but not recognized in the Group’s consolidated financial statements are as follows:

	As of December 31
	2019	2020
Property and equipment	551,582	428,448
Leasehold improvements	68,652	54,911
Total	620,234	483,359

(b) Contingencies

Between March and July 2019, several putative securities class action lawsuits were filed against the Company, certain of the Company’s directors and officers, the underwriters in the IPO and the process agent, alleging, in sum and substance, that the Company’s statements in the Registration Statement and/or other public statements were false or misleading and in violation of the U.S. federal securities laws. Some of these actions have been withdrawn, transferred or consolidated. Currently, three securities class actions remain pending in the U.S. District Court for the Eastern District of New York (E.D.N.Y.), Supreme Court of the State of New York, New York County (N.Y. County), and Supreme Court of the State of New York, County of Kings (Kings County) respectively. In the E.D.N.Y. action, the Company and other defendants filed their Motion to Dismiss on October 19, 2020 and briefing on the Motion to Dismiss was completed on December 4, 2020. The Court’s decision on the Motion to Dismiss is pending. In the New York county action, by an order dated March 23, 2021, the Court granted the plaintiffs’ motion to lift the stay in favor of the federal action. In the Kings County action, the judge has yet to be assigned and there has not been any major development. These actions remain in their preliminary stages. The Company is currently unable to determine any estimate of the amount or range of any potential loss, if any, associated with the resolution of such lawsuits, if they proceed.

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business, such as disputes with landlords, suppliers, employees, etc. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any of such matters will have a material adverse effect on the consolidated balance sheets, comprehensive loss or cash flows on an individual basis or in the aggregate. As of December 31, 2019 and 2020, the Group is not a party to any material legal or administrative proceedings.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

29. Subsequent Events

In January 2021, the Company completed the offering of US$750 million of convertible senior notes due 2026 (the “2026 Notes”) and US$750 million of convertible senior notes due 2027 (the “2027 Notes”), which included the exercise in full by the initial purchasers to purchase up to an additional US$100 million of the 2026 Notes and the 2027 Notes, respectively. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs,  or a combination of cash and ADSs, at the Company’s discretion. In addition, the Company entered into separate and individually privately negotiated agreements with certain holders of its outstanding 4.50% convertible senior notes due 2024 (the “2024 Notes”) to exchange approximately US$581.7 million principal amount of the outstanding 2024 Notes for its ADSs, each representing one Class A ordinary share of the Company (the “2024 Notes Exchanges”). The 2024 Notes Exchanges closed on January 15, 2021. In connection with the 2024 Notes Exchanges, the Company also entered into agreements with certain financial institutions that are parties to its existing capped call transactions (which the Company had entered into in February 2019 in connection with the issuance of the 2024 Notes) to terminate a portion of the relevant existing capped call transactions in a notional amount corresponding to the portion of the principal amount of such 2024 Notes exchanged. In connection with such terminations of the existing capped call transactions, the Company received deliveries of the ADSs in such amounts as specified pursuant to such termination agreements on January 15, 2021.

In February 2021, the Company completed the increase of its controlling equity interests in NIO China through the purchase of certain investors’ equity interests and the subscription for newly increased registered capital. As a result, the Company holds an aggregate of 90.360% controlling equity interests in NIO China.

In March 2021, the Group entered into definitive agreements with JAC to establish a joint venture for manufacture management and operations with a registered capital of RMB500 million where the Group holds 49% equity interests.

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

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2020.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Condensed Balance Sheets

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	11,629	22,173,454	3,398,230
Amounts due from related parties	22,698	19,680	3,016
Prepayments and other current assets	—	34,664	5,312
Total current assets	34,327	22,227,798	3,406,558
Non-current assets:
Investments in subsidiaries and VIEs	2,884,635	10,540,521	1,615,405
Total non-current assets	2,884,635	10,540,521	1,615,405
Total assets	2,918,962	32,768,319	5,021,963
LIABILITIES
Current liabilities:
Short-term borrowings	697,620	—	—
Amounts due to related parties	2,555,511	246,800	37,824
Accruals and other liabilities	100,772	101,750	15,591
Total current liabilities	3,353,903	348,550	53,415
Long-term borrowings	5,784,984	5,196,507	796,400
Deferred revenue	79,761	54,431	8,342
Total non-current liabilities	5,864,745	5,250,938	804,742
Total liabilities	9,218,648	5,599,488	858,157
SHAREHOLDERS’ (DEFICIT)/EQUITY
Class A Ordinary Shares	1,347	2,205	338
Class B Ordinary Shares	226	220	34
Class C Ordinary Shares	254	254	39
Treasury shares	—	—	—
Additional paid in capital	40,227,856	78,880,014	12,088,891
Accumulated other comprehensive loss	(203,048)	(65,452)	(10,031)
Accumulated deficit	(46,326,321)	(51,648,410)	(7,915,465)
Total shareholders’ (deficit)/equity	(6,299,686)	27,168,831	4,163,806
Total liabilities and shareholders’ (deficit)/equity	2,918,962	32,768,319	5,021,963

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Condensed Statements of Comprehensive Loss

	For the Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(e)
Operating expenses:
Selling, general and administrative	(178,479)	(97)	(7,463)	(1,144)
Total operating expenses	(178,479)	(97)	(7,463)	(1,144)
Loss from operations	(178,479)	(97)	(7,463)	(1,144)
Interest income	7,692	4,212	10,086	1,546
Interest expense	—	(237,374)	(312,662)	(47,918)
Equity in loss of subsidiaries and VIEs	(9,432,640)	(11,076,907)	(5,089,371)	(779,982)
Other income	6,153	23,655	100,290	15,370
Loss before income tax expense	(9,597,274)	(11,286,511)	(5,299,120)	(812,128)
Income tax expense	—	—	—	—
Net loss	(9,597,274)	(11,286,511)	(5,299,120)	(812,128)
Accretion on convertible redeemable preferred shares to redemption value	(13,667,291)	—	—	—
Accretion on redeemable non-controlling interests to redemption value	(63,297)	(126,590)	(311,670)	(47,766)
Net loss attributable to ordinary shareholders of NIO Inc.	(23,327,862)	(11,413,101)	(5,610,790)	(859,894)

Condensed Statements of Cash Flows

	For The Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash generated from/(used in) operating activities	3,917,654	438,465	(2,460,216)	(377,045)
CASH FLOWS FROM INVESTING ACTIVITIES
Net cash used in investing activities	(11,693,144)	(4,817,498)	(12,998,602)	(1,992,123)
CASH FLOWS FROM FINANCING ACTIVITIES
Net cash provided by financing activities	7,762,745	4,373,247	37,867,127	5,803,391
Effects of exchange rate changes on cash and cash equivalents	6,654	236	(246,484)	(37,775)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(6,091)	(5,550)	22,161,825	3,396,448
Cash and cash equivalents at beginning of the year	23,270	17,179	11,629	1,782
Cash and cash equivalents at end of the year	17,179	11,629	22,173,454	3,398,230

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