Form 20-F
period 2021-12-31
NIO Inc.
filed 2022-04-29
CIK 1736541

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021.
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

Telephone: +8621-6908 2018

Email: ir@nio.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American depositary shares (each representing one Class A ordinary share, par value US$0.00025 per shar	NIO	New York Stock Exchange
Class A ordinary shares, par value US$0.00025 per s	9866	The Stock Exchange of Hong Kong Limited

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2021, there were (i) 1,415,333,557 Class A ordinary shares outstanding, par value US$0.00025 per share, (ii) 128,293,932 Class B ordinary shares outstanding, par value US$0.00025 per share and (iii) 148,500,000 Class C ordinary shares outstanding, par value US$0.00025 per share. All of the Class B ordinary shares were converted to Class A ordinary shares on March 10, 2022.

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

INTRODUCTION

In this annual report on Form 20-F, or this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“AD” refers to autonomous driving.
●	“ADAS” refers to advanced driver assistance system;
●	“ADRs” refer to the American depositary receipts that evidence the ADSs;
●	“ADSs” refer to our American depositary shares, each of which represents one Class A ordinary share;
●	“AI” refers to artificial intelligence;
●	“BEVs” refer to battery electric passenger vehicles;
●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.00025 per share;
●	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.00025 per share;
●	“Class C ordinary shares” refer to our Class C ordinary shares, par value US$0.00025 per share;
●	“EVs” refer to electric passenger vehicles;
●	“FOTA” refers to firmware over-the-air;
●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;
●	“ICE” refers to internal combustion engine;
●	“Main Board” are to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;
●	“NEVs” refer to new energy passenger vehicles;
●	“NIO,” “we,” “us,” “our company,” and “our” refer to NIO Inc., our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE as of the date of this annual report, and depending on the context, may also refer to Shanghai Anbin Technology Co., Ltd., or Shanghai Anbin, which is no longer a consolidated VIE as of March 31, 2021, and its subsidiaries;
●	“Ordinary shares” refer to our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares, each of par value US$0.00025 per share;
●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“US$,” “dollars” or “U.S. dollars” refer to the legal currency of the United States.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.3726 to US$1.00, the exchange rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. Unless otherwise specified, the description of our vehicles, services and business models in this report refers to our business in China.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and growth strategies;
●	the impact of the COVID-19 pandemic;
●	our future business development, financial condition and results of operations;
●	the expected growth of the electric vehicles industry;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with customers, contract manufacturers, component suppliers, third-party service providers, strategic partners and other stakeholders;
●	competition in our industry;
●	relevant government policies and regulations relating to our industry; and
●	assumptions underlying or related to any of the foregoing.

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

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The electric vehicles industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs or Class A ordinary shares. In addition, the rapidly evolving nature of the electric vehicles industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.       KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIE

NIO Inc. is not an operating company in China but a Cayman Islands holding company with no equity ownership in its consolidated variable interest entities, or VIEs. We conduct our operations in China through (i) our PRC subsidiaries and (ii) Beijing NIO Network Technology Co., Ltd., or Beijing NIO, the VIE with which we have maintained contractual arrangements. We have also established subsidiaries in the United States, Germany, the United Kingdom, Norway and other overseas jurisdictions to promote our services and businesses, entering into business contracts with offshore counterparties and holding overseas intellectual properties.

PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services, including without limitation, performing internet information services as well as holding certain related licenses. Accordingly, we operate these businesses in China through the VIE, and rely on contractual arrangements among a PRC subsidiary of ours, the VIE and its nominee shareholders to control the business operations of the VIE. As used in this annual report, “NIO,” “we,” “us,” “our company,” and “our” refer to NIO Inc., our Cayman Islands holding company and its subsidiaries, and in the context of describing our operations and consolidated financial information, the VIE, Beijing NIO, and its subsidiaries, and depending on the context, may also refer to Shanghai Anbin, which is no longer a VIE as of March 31, 2021, and its subsidiaries.

The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIE, as of the date of this annual report:

NIO Inc. (Cayman)
100%
NIO Nextev Limited (Hong Kong)
NIO User Enterprise Limited (Hong Kong)
NIO Power Express Limited (Hong Kong)
XPT Limited (Hong Kong)
XPT INC. (United States)
NEU Battery Asset Co., Ltd. (Cayman)
NIO GmbH (Germany)
NIO USA, Inc. (United States)
NIO Nextev Europe Holding B.V. (Netherlands)
NIO NORWAY AS (Norway)
XPT Technology Limited (Hong Kong)
NEU Battery Asset (Hong Kong) Co., Ltd. (Hong Kong)
Instant Power Europe B.V. (Netherlands)
Offshore
Onshore
71.705%
19.478%
0.931%
NIO Holding Co., Ltd.
NIO Co., Ltd.
NIO Automobile (Anhui) Co., Ltd.
NIO Automobile Technology (Anhui) Co., Ltd.
NIO Sales And Services Co., Ltd.
NIO Energy Investment (Hubei) Co., Ltd.
XPT (Jiangsu) Investment Co., Ltd.
25%
75%
51%
NIO Financial Leasing Co., Ltd.
Beijing NIO Network Technology Co., Ltd.
Wuhan NIO Energy Co., Ltd.
XPT (Jiangsu) Automotive Technology Co., Ltd.
Equity Interest
Contractual arrangements
50%
XPT (Nanjing) E-Powertrain Technology Co., Ltd.
XPT (Nanjing) Energy Storage System Co., Ltd.
XTRONICS (Nanjing) Automotive Intelligent Technologies Co., Ltd.
Shanghai XPT Technology Limited

In April 2018, we entered into a series of contractual arrangements with Shanghai Anbin and Beijing NIO, the two VIEs at the time, and their respective shareholders, to conduct certain future operations in China. These contractual arrangements enable us to:

●	receive the economic benefits that could potentially be significant to the VIEs in consideration for the services provided by our subsidiaries;
●	exercise effective control over the VIEs; and
●	hold an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law.

These contractual agreements include an exclusive business cooperation agreement, exclusive option agreement, equity interest pledge agreement, loan agreement and power of attorney. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure— Contractual Agreements with the VIE and Its Shareholders.”

We intended to rely on the subsidiaries of Shanghai Anbin to conduct vehicle manufacturing, and we operate value-added telecommunication services, including without limitation, performing internet information services as well as holding certain related licenses, through Beijing NIO. The contractual arrangements with Shanghai Anbin were terminated in March 2021. Beijing NIO and Shanghai Anbin, the current and past VIEs, and their subsidiaries, taking into account all of their respective business with or without foreign investment restrictions under PRC laws, did not contribute any external revenue to our total revenues in 2019, 2020 and 2021. The current and past VIEs and their subsidiaries provided services internally to our subsidiaries, and such services amounted to nil, RMB0.2 million, and RMB0.6 million (US$0.1 million) for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2020 and 2021, Beijing NIO and Shanghai Anbin, the current and past consolidated VIEs, did not have significant operations or any material assets or liabilities.

Holdings of our ADSs and Class A ordinary shares are not holding equity interests in the VIE in China but instead hold equity interests in a holding company incorporated in the Cayman Islands. We do not have any equity interests in the VIE, Beijing NIO. However, as a result of contractual arrangements, we have effective control over and are considered the primary beneficiary of Beijing NIO, and we have consolidated the financial results of it in our consolidated financial statements. The nominee shareholders of Beijing NIO, Bin Li and Lihong Qin, are directors of our company. We consider Mr. Li and Mr. Qin suitable to act as the nominee shareholders of Beijing NIO because of, among other considerations, their contribution to our company, their competence and their length of service with and loyalty to our company. However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE and we may incur substantial costs to enforce the terms of the arrangements. If Beijing NIO or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over Beijing NIO. Furthermore, if we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of Beijing NIO in our financial statements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIE and its shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to contractual arrangements will be adopted or if adopted, what they would provide. If we or any of the existing or past VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. Our Cayman Islands holding company, our PRC subsidiaries and VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Permissions Required from the PRC Authorities for Our Operations

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and VIE have obtained the requisite licenses and permits from the PRC government authorities that are material for the main business operations of our holding company, our PRC subsidiaries and the VIE in China, including, among others, the ICP license. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business operations in the future. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may be adversely affected by the complexity, uncertainties and changes in PRC regulations on internet-related business, automotive businesses and other business carried out by our PRC subsidiaries and VIE.”

Meanwhile, the PRC government has recently indicated an intent to exert more oversight and control over capital raising activities of listed companies that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or filing.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States), or the PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

NIO Inc. is a holding company with no material operations of its own. We conduct our operations in China primarily through our subsidiaries and the VIE in China. As a result, although other means are available for us to obtain financing at the holding company level, NIO Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by the VIE in China. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to NIO Inc. In addition, our PRC subsidiaries are permitted to pay dividends to NIO Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and VIE are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Holding Company Structure”.

Under PRC laws and regulations, our PRC subsidiaries and VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange of the PRC, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIE in which we have no legal ownership, totaling RMB20,733.5 million, RMB20,656.8 million and RMB38,902.1 million (US$6,104.6 million) as of December 31, 2019, 2020 and 2021, respectively, and the net assets of the VIE that are restricted was nil as of each of these dates. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business”.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay dividends in the future.

Tax calculation (1)
Hypothetical pre-tax earnings	100%
Tax on earnings at statutory rate of 25% (2)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10% (3)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)

Certain of our subsidiaries qualifies for a 15% preferential income tax rate in China. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(3)

The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

Under PRC law, NIO Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. In 2019, 2020 and 2021, NIO Inc. provided funding to our intermediate holding companies and subsidiaries through capital contributions. NIO Inc. also extended loans to its intermediate holding companies and subsidiaries with outstanding principal amount of RMB22.7 million, RMB19.7 million and RMB0.08 million (US$0.01 million) as of December 31, 2019, 2020 and 2021, respectively. These amounts were subsequently loaned to the nominee shareholders of the VIE for their investment in the VIE. In addition, the Company, through its subsidiary, also extended loans of RMB100 million to Shanghai Anbin and its subsidiary for the investment in NIO New Energy for the Company’s manufacturing plant in Shanghai in 2018. Upon the cancellation of this plan in 2020, Shanghai Anbin and its subsidiary incurred loss of RMB38.5 million for this investment due to start-up expenditure in manufacturing plant, and repaid the remaining RMB61.5 million to the Company’s subsidiary accordingly.

Pursuant to the exclusive business cooperation agreements dated April 19, 2018 and April 12, 2021, respectively, between Beijing NIO and NIO Co., Ltd., or Shanghai NIO, Shanghai NIO may adjust the payment time and payment method of the service fees, and Beijing NIO will accept any such adjustment. For the years ended December 31, 2019, 2020 and 2021, Shanghai NIO paid Beijing NIO nil, RMB0.2 million and RMB0.6 million (US$0.1 million), respectively, of service fees pursuant to the contractual arrangements.

NIO Inc. has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.”  For Cayman Islands, PRC and United States federal income tax considerations of an investment in our ADSs or Class A ordinary shares, see “Item 10. Additional Information — E. Taxation.”

As of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021, Beijing NIO and Shanghai Anbin, the current and past consolidated VIEs, did not have significant operations or any material assets or liabilities. As a result, the financial information related to the consolidated VIEs were insignificant to our consolidated financial statements.

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2019, 2020 and 2021, selected consolidated balance sheet data as of December 31, 2020 and 2021 and selected consolidated cash flow data for the years ended December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of comprehensive loss data for the year ended December 31, 2017 and 2018, the selected consolidated balance sheet data as of December 31, 2017, 2018 and 2019, and the selected consolidated cash flow data for the year ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements that are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for per share data)
Selected Consolidated Statements of Comprehensive Loss:
Revenues(1)
Vehicle sales	—	4,852,470	7,367,113	15,182,522	33,169,740	5,205,056
Other sales	—	98,701	457,791	1,075,411	2,966,683	465,537
Total revenues	—	4,951,171	7,824,904	16,257,933	36,136,423	5,670,593
Cost of sales:(2)
Vehicle sales	—	(4,930,135)	(8,096,035)	(13,255,770)	(26,516,643)	(4,161,040)
Other sales	—	(276,912)	(927,691)	(1,128,744)	(2,798,347)	(439,122)
Total cost of sales	—	(5,207,047)	(9,023,726)	(14,384,514)	(29,314,990)	(4,600,162)
Gross (loss)/profit	—	(255,876)	(1,198,822)	1,873,419	6,821,433	1,070,431
Operating expenses:
Research and development(2)	(2,602,889)	(3,997,942)	(4,428,580)	(2,487,770)	(4,591,852)	(720,562)
Selling, general and administrative(2)	(2,350,707)	(5,341,790)	(5,451,787)	(3,932,271)	(6,878,132)	(1,079,329)
Other operating (loss)/income, net	—	—	—	(61,023)	152,248	23,891
Total operating expenses	(4,953,596)	(9,339,732)	(9,880,367)	(6,481,064)	(11,317,736)	(1,776,000)
Loss from operations	(4,953,596)	(9,595,608)	(11,079,189)	(4,607,645)	(4,496,303)	(705,569)
Interest and investment income	22,468	133,384	160,279	166,904	911,833	143,086
Interest expenses	(18,084)	(123,643)	(370,536)	(426,015)	(637,410)	(100,024)
Shares of (loss)/income of equity investees	(5,375)	(9,722)	(64,478)	(66,030)	62,510	9,809
Other (losses)/income, net	(58,681)	(21,346)	66,160	(364,928)	184,686	28,981
Loss before income tax expenses	(5,013,268)	(9,616,935)	(11,287,764)	(5,297,714)	(3,974,684)	(623,717)
Income tax expenses	(7,906)	(22,044)	(7,888)	(6,368)	(42,265)	(6,632)
Net loss	(5,021,174)	(9,638,979)	(11,295,652)	(5,304,082)	(4,016,949)	(630,349)
Accretion on convertible redeemable preferred value	(2,576,935)	(13,667,291)	—	—	—	—
Accretion on redeemable non-controlling interests to redemption value	—	(63,297)	(126,590)	(311,670)	(6,586,579)	(1,033,578)
Net loss attributable to non-controlling interests	36,440	41,705	9,141	4,962	31,219	4,899
Net loss attributable to ordinary shareholders of NIO Inc.	(7,561,669)	(23,327,862)	(11,413,101)	(5,610,790)	(10,572,309)	(1,659,028)
Net loss	(5,021,174)	(9,638,979)	(11,295,652)	(5,304,082)	(4,016,949)	(630,349)
Other comprehensive (loss)/income
Change in unrealized gains related to available-for-sale debt securities, net of tax	—	—	—	—	24,224	3,801
Foreign currency translation adjustments, net of nil tax	(124,374)	(20,786)	(168,340)	137,596	(230,345)	(36,146)
Total other comprehensive (loss)/income	(124,374)	(20,786)	(168,340)	137,596	(206,121)	(32,345)
Total comprehensive loss	(5,145,548)	(9,659,765)	(11,463,992)	(5,166,486)	(4,223,070)	(662,694)
Accretion on convertible redeemable preferred shares to redemption value	(2,576,935)	(13,667,291)	—	—	—	—
Accretion on redeemable non-controlling interests to redemption value	—	(63,297)	(126,590)	(311,670)	(6,586,579)	(1,033,578)
Net loss attributable to non-controlling interests	36,440	41,705	9,141	4,962	31,219	4,899
Other comprehensive income attributable to non-controlling interests	—	—	—	—	(4,727)	(742)
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(7,686,043)	(23,348,648)	(11,581,441)	(5,473,194)	(10,783,157)	(1,692,115)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	21,801,525	332,153,211	1,029,931,705	1,182,660,948	1,572,702,112	1,572,702,112
Net loss per share attributable to ordinary shareholders
Basic and diluted	(346.84)	(70.23)	(11.08)	(4.74)	(6.72)	(1.05)

Notes:

(1)	We began generating revenues in June 2018, when we began making deliveries and sales of the ES8. We currently generate revenues from vehicle sales and other sales.
(2)	Share-based compensation expenses were allocated in cost of sales and operating expenses as follows:

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Cost of sales	—	9,289	9,763	5,564	34,009	5,337
Research and development expenses	23,210	109,124	82,680	51,024	406,940	63,858
Selling, general and administrative expenses	67,086	561,055	241,052	130,506	569,191	89,318
Total	90,296	679,468	333,495	187,094	1,010,140	158,513

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share data)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	7,505,954	3,133,847	862,839	38,425,541	15,333,719	2,406,195
Restricted cash	10,606	57,012	82,507	78,010	2,994,408	469,888
Long-term restricted cash	14,293	33,528	44,523	41,547	46,437	7,287
Property, plant and equipment, net	1,911,013	4,853,157	5,533,064	4,996,228	7,399,516	1,161,146
Total assets	10,468,034	18,842,552	14,582,029	54,641,929	82,883,601	13,006,246
Total liabilities	2,402,028	10,692,210	19,403,841	22,779,686	44,820,178	7,033,265
Total mezzanine equity	19,657,786	1,329,197	1,455,787	4,691,287	3,277,866	514,369
Ordinary shares	60	1,809	1,827	2,679	2,892	454
Total shareholders’ (deficit)/equity	(11,591,780)	6,821,145	(6,277,599)	27,170,956	34,785,557	5,458,612
Total shares outstanding	23,850,343	1,050,799,032	1,064,472,660	1,526,539,388	1,643,669,180	1,643,669,180

The following table presents our selected consolidated cash flow data for the years indicated.

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(4,574,719)	(7,911,768)	(8,721,706)	1,950,894	1,966,386	308,566
Net cash (used in)/ provided by investing activities	(1,190,273)	(7,940,843)	3,382,069	(5,071,060)	(39,764,704)	(6,239,949)
Net cash provided by financing activities	12,867,334	11,603,092	3,094,953	41,357,435	18,128,743	2,844,795
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(168,120)	(56,947)	10,166	(682,040)	(500,959)	(78,609)
Net increase/(decrease) in cash, cash equivalents and restricted cash	6,934,222	(4,306,466)	(2,234,518)	37,555,229	(20,170,534)	(3,165,197)
Cash and cash equivalents and restricted cash at the beginning of year	596,631	7,530,853	3,224,387	989,869	38,545,098	6,048,567
Cash and cash equivalents and restricted cash at the end of year	7,530,853	3,224,387	989,869	38,545,098	18,374,564	2,883,370

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

Summary of Risk Factors

An investment in our ADSs and Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale is still evolving;
●	We have not been profitable, and have only recently generated positive cash flows from operations in certain periods;
●	Our business, financial condition and results of operations may be adversely affected by the COVID-19 pandemic;
●	We have a limited operating history and face significant challenges as a new entrant into our industry;
●	Manufacturing in collaboration with partners is subject to risks;
●	The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for electric vehicles and domestically produced vehicles could have a material adverse effect on our business, financial condition, operating results and prospects;
●	Our vehicles may not perform in line with customer expectations;
●	Any delays in the manufacturing and launch of the commercial production vehicles in our pipeline could have a material adverse effect on our business;
●	We may face challenges providing our power solutions;
●	We rely on Battery Asset Company to work together with us to provide Battery as a Service to our users. If Battery Asset Company fails to achieve smooth and stable operations, our Battery as a Service and reputation may be materially and adversely affected;
●	Our services may not be generally accepted by our users. If we are unable to provide good customer service, our business and reputation may be materially and adversely affected;
●	We are dependent on our suppliers, many of whom are our single source suppliers for the components they supply; and
●	Our business is subject to a variety of laws, regulations, rules, policies and other obligations regarding cybersecurity, privacy, data protection and information security. Any failure to comply with these laws, regulations and other obligations or any losses, unauthorized access or releases of confidential information or personal data could subject us to significant reputational, financial, legal and operational consequences.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIE with which we have maintained contractual arrangements. Investors in our ADSs and Class A ordinary shares thus are not purchasing equity interests in the VIE in China but instead are purchasing equity interests in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIE and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a group;
●	We rely on contractual arrangements with the VIE and its shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control;
●	Our ability to enforce the equity pledge agreements between us and the VIE’s shareholders may be subject to limitations based on PRC laws and regulations; and
●	The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

We face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Changes in China’s political or social conditions or government policies could have a material and adverse effect on our business and results of operations;
●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us”;
●	The PRC government’s significant authority in regulating our operations and its oversight and control over capital raising activities of listed companies conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs”;
●	The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or filing;
●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulations on internet-related business, automotive businesses and other business carried out by our PRC subsidiaries and VIE; and

●	Our ADSs will be delisted or prohibited from being traded over-the-counter under the HFCA Act if the PCAOB is unable to inspect auditors who are located in China. The delisting or the cessation of trading of our ADSs, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections. The work of our auditor as it relates to the China operations of itself and of any registrant that it serves is currently not inspected by the PCAOB. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in the mainland of China, and identifies the registered public accounting firms in the mainland of China that are subject to such determinations. Our auditor is identified by the PCAOB and is subject to the determination.

Risks Related to Our ADSs and Class A Ordinary Shares

In addition to the risks described above, we are subject to risks related to our ADSs and Class A ordinary shares:

●	We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange;
●	If we change the listing venue of our securities, including delisting from either of New York Stock Exchange and Hong Kong Stock Exchange, you may lose the shareholder protection mechanisms afforded under the regulatory regimes of the applicable securities exchange;
●	The trading prices of our listed securities have been and are likely to continue to be, volatile, which could result in substantial losses to investors;
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares and/or ADSs, the market price for our Class A ordinary shares and/or ADSs and trading volume could decline; and
●	Our multi-class voting structure will limit the holders of our Class A ordinary shares and ADSs to influence corporate matters, provide certain shareholders of ours with substantial influence and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Risks Related to Our Business and Industry

Our ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale is still evolving.

Our future business depends in large part on our ability to execute on our plans to develop, manufacture, market and sell our electric vehicles. We plan to manufacture our vehicles in higher volumes than our present production capabilities.

Our continued development and manufacturing of our current and future vehicle models are and will be subject to risks, including with respect to:

●	our ability to secure necessary funding;
●	the equipment we use being able to accurately manufacture the vehicle within specified design tolerances;
●	compliance with environmental, workplace safety and similar regulations;
●	securing necessary components on acceptable terms and in a timely manner;
●	delays in delivery of final component designs to our suppliers, or delays in the development and delivery of our core technologies and new vehicle models, such as our NIO Autonomous Driving, or NAD, and technologies for batteries;
●	our ability to attract, recruit, hire and train skilled employees;

●	quality controls;
●	delays or disruptions in our supply chain;
●	our ability to maintain solid partnership with our manufacturing partners and suppliers; and
●	other delays in manufacturing and production capacity expansion, and cost overruns.

We began making deliveries of the seven-seater ES8 in June 2018, the six-seater ES8 in March 2019, the ES6 in June 2019, the all-new ES8 in April 2020, and the EC6 in September 2020. In January 2021, we launched the ET7, a flagship premium smart electric sedan, and started its delivery in March 2022. In December 2021, we launched the ET5, a mid-size premium smart electric sedan, and estimated to start the delivery of the ET5 in September 2022. Our vehicles may not meet customer expectations and our future models may not be commercially viable.

Historically, automobile customers have expected auto companies to periodically introduce new and improved vehicle models. In order to meet these expectations, we may be required to introduce new vehicle models and enhanced versions of existing vehicle models. To date we have limited experience designing, testing, manufacturing, marketing and selling our electric vehicles and therefore cannot assure you that we will be able to meet customer expectations.

Any of the foregoing could have a material adverse effect on our results of operations and growth prospects.

We have not been profitable, and have only recently generated positive cash flows from operations in certain periods.

We have not been profitable since our inception, and have only recently generated positive cash flows from operations in certain periods. We incurred net losses of RMB11,295.7 million, RMB5,304.1 million and RMB4,016.9 million (US$630.3 million) for the years ended December 31, 2019, 2020 and 2021, respectively. In addition, although we generated positive cash flows from operation in 2020 and 2021, we had negative cash flows from operating activities of RMB8,721.7 million in 2019 and had negative cash flows from operation in the second and third quarters of 2021.

There can be no assurance that we will not experience liquidity problems in the future. We may not be able to fulfill our obligations in providing vehicles, embedded products or services to our users in respect of advances from customers, the failure of which may negatively affect our cash flow position. If we fail to generate sufficient revenue from our operations, or if we fail to maintain sufficient cash and financing, we may not have sufficient cash flows to fund our business, operations and capital expenditure and our business and financial position will be adversely affected.

We have made significant up-front investments in research and development, service network, and sales and marketing to rapidly develop and expand our business. We expect to continue to invest significantly in research and development and sales and service network, and in production capacity expansion, to further develop and expand our business, and these investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all. We may continue to record net losses in the near future. We may not generate sufficient revenues or we may incur substantial losses for a number of reasons, including lack of demand for our vehicles and services, increasing competition, challenging macro-economic environment due to the COVID-19 pandemic, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenue or achieving profitability. If we are unable to achieve profitability, we may have to reduce the scale of our operations, which may impact our business growth and adversely affect our financial condition and results of operations. In addition, our continuous operation depends on our capability to improve operating cash flows as well as our capacity to obtain sufficient external equity or debt financing. If we do not succeed in doing so, we may have to limit the scale of our operations, which may limit our business growth and adversely affect our financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by the COVID-19 pandemic.

Since the beginning of 2020, the COVID-19 pandemic has resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China and the world. In early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included, among others, extending the Chinese New Year holiday, quarantining and otherwise treating individuals who had contracted COVID-19, asking residents to remain at home and to avoid gathering in public. While such restrictive measures have been gradually lifted, our business has been and could continue to be adversely impacted by the effects of the COVID-19 pandemic. Although COVID-19 has been largely controlled in China, there have been occasional outbreaks in several cities. To the extent we have service centers and vehicle delivery centers in these locations, we are susceptible to factors adversely affecting one or more of these locations as a result of COVID-19. Our results of operations have been and could continue to be adversely affected to the extent the COVID- 19 pandemic or any other epidemic harms the Chinese economy in general. We have experienced and may continue to experience impacts to certain of our customers and/or suppliers as a result of the COVID-19 pandemic occurring in one or more of these locations, which have materially and adversely affected our business, financial condition, results of operations and cash flows. In particular, in late March and April 2022, our vehicle production has been impacted by the supply chain volatilities and other constraints caused by a new wave of COVID-19 outbreaks in certain regions in China. The vehicle production has not reached full capacity of operations as of the date of this annual report. We will closely monitor the situation and its impact to our business and financial conditions. In addition, our operations have experienced and may continue to experience disruptions, such as temporary closure of our offices and/or those of our customers or suppliers and suspension of services, resulting in a reduction of vehicles manufactured and in turn fewer vehicles delivered, which have affected and may continue to materially and adversely affect our business, financial condition, results of operations and cash flow. Further, to the extent the COVID- 19 pandemic adversely affects our business and financial results, it has and may continue to have the effect of heightening many of the other risks described in this annual report, such as those relating to our level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

As a result of COVID-19, normal economic life throughout China was sharply curtailed and there were disruptions to normal operation of businesses in various areas, including the manufacturing and sales of vehicles in China. In addition, the ongoing global pandemic may adversely affect the supply chains, which in turn may materially and adversely affect our business and results of operations. The global pandemic, especially the situation in Europe, may also delay the execution of our overseas market expansion plan. Relaxation of restrictions on economic and social life may lead to new cases, which may lead to the re-imposition of restrictions. As a result, the duration of such business disruption and the resulting financial and operational impact on us cannot be reasonably estimated at this time. The extent to which the COVID-19 pandemic may further impact our business and financial performance will depend on future developments, which are highly uncertain and largely beyond our control. Even if the economic impact of COVID-19 gradually recedes, the pandemic will have a lingering, long-term effect on business activities and consumption behavior. There is no assurance that we will be able to adjust our business operations to adapt to these changes and the increasingly complex environment in which we operate.

We have a limited operating history and face significant challenges as a new entrant into our industry.

We were formed in 2014 and began making deliveries to the public of our first volume manufactured vehicle, the seven-seater ES8, in June 2018. We began making deliveries of our second volume manufactured vehicle, the ES6, in June 2019. We began making deliveries of the all-new ES8 in April 2020, and our third volume manufactured vehicle, the EC6, in September 2020. In January 2021, we launched the ET7, a flagship premium smart electric sedan, and started its delivery in March 2022. In December 2021, we launched the ET5, a mid-size premium smart electric sedan, and estimated to commence the delivery of the ET5 in September 2022.

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

We have limited experience to date in high volume manufacturing of our electric vehicles. We cannot assure you that we will be able to develop efficient, automated, cost-efficient manufacturing capability and processes, and reliable sources of component supply that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes required to successfully mass market our current and future vehicle models.

Furthermore, our vehicles are highly technical products that will require maintenance and support. If we were to cease or cut back operations, even years from now, buyers of our vehicles from years earlier might encounter difficulties in maintaining their vehicles and obtaining satisfactory support. We also believe that our service offerings, including user confidence in our ability to provide our power solutions and honor our obligations under our service package, will be key factors in marketing our vehicles. As a result, consumers will be less likely to purchase our vehicles now if they are not convinced that our business will succeed or that our operations will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed.

Manufacturing in collaboration with partners is subject to risks.

Since 2016, Jianghuai Automobile Group Ltd., or JAC, a major state-owned automobile manufacturer in China, has been our partner for the joint manufacturing of our vehicles. In May 2021, we entered into renewed manufacturing agreements regarding the joint manufacturing of our vehicles and related fee arrangements with JAC and Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd., or Jianglai, the joint venture for operation management established by JAC and us where we hold 50% equity interests as of the date of this annual report. JAC built the JAC-NIO manufacturing plant in Hefei for the production of the ES8 and subsequently for the production of the ES6 and EC6 with a modified production line, as well as the ET7 and other future vehicles with us. For the years ended December 31, 2019, 2020 and 2021, we paid JAC for each vehicle produced on a per-vehicle basis monthly, and all of our vehicles were manufactured in the JAC-NIO manufacturing plant.

Pursuant to the renewed joint manufacturing arrangement we entered into with JAC and Jianglai in May 2021, from May 2021 to May 2024, JAC will continue to manufacture the ES8, ES6, EC6, ET7 and potentially other NIO models in the pipeline. In addition, JAC will expand its annual vehicle and component production capacity to 240,000 units (calculated based on 4,000 working hours per year) in order to meet the growing demand for our vehicles. We will be in charge of vehicle development and engineering, supply chain management, manufacturing techniques, and quality management and assurance. Jianglai will be responsible for parts assembly and operation management.

Collaboration with third parties for the manufacturing of vehicles is subject to risks with respect to operations that are outside our control. We could experience delays to the extent our partners do not meet agreed-upon timelines or experience capacity constraints. The volume of vehicles manufactured could fall short of expectation if there are any adverse changes in our partners’ liquidity position that causes their inability to discharge their obligations to manufacture vehicles. There is risk of potential disputes with partners, and we could be affected by adverse publicity related to our partners whether or not such publicity is related to their collaboration with us. Our ability to successfully build a premium brand could also be adversely affected by perceptions about the quality of our partners’ vehicles. In addition, although we are involved in each step of the supply chain and manufacturing process, given that we also rely on our partners to meet our quality standards, there can be no assurance that we will successfully maintain quality standards.

Our joint manufacturing arrangement with JAC will terminate in May 2024, upon which we will need to renew the contract with JAC or locate other manufacturing partners. We may be unable to enter into new agreements or extend existing agreements with JAC and other third-party manufacturing partners on terms and conditions acceptable to us and therefore may need to contract with other third parties or significantly add to our own production capacity. There can be no assurance that in such event we would be able to partner with other third parties or establish or expand our own production capacity to meet our needs on acceptable terms or at all. The expense and time required to complete any transition, and to assure that vehicles manufactured at facilities of new third-party partners comply with our quality standards and regulatory requirements, may be greater than anticipated. Any of the foregoing could adversely affect our business, results of operations, financial condition and prospects.

The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for electric vehicles and domestically produced vehicles could have a material adverse effect on our business, financial condition, operating results and prospects.

Our growth depends significantly on the availability and amounts of government subsidies, economic incentives and government policies that support the growth of new energy vehicles. Favorable government incentives and subsidies in China include one-time government subsidies, exemption from vehicle purchase tax, exemption from license plate restrictions in certain cities, preferential utility rates for charging facilities and more. Changes in government subsidies, economic incentives and government policies to support NEVs could adversely affect the results of our operations.

China’s central government provides subsidies for purchasers of certain NEVs until 2022 and reviews and further adjusts the subsidy standard on an annual basis. The 2019 subsidy standard, effective from March 26, 2019, reduced the amount of national subsidies and canceled local subsidies, resulting in a significant reduction in the total subsidy amount applicable to the ES8 and ES6 as compared to 2018. The 2020 subsidy standard, effective from April 23, 2020, reduces the base subsidy amount in general by 10% for each NEV, sets subsidies for two million vehicles as the upper limit of annual subsidy scale; and provides that national subsidy shall only apply to NEVs that are either (i) with the sale price under RMB300,000 or (ii) equipped with battery swapping mechanism. Given that all of our vehicles are equipped with battery swapping mechanism, purchasers of all of our vehicles, regardless of sales price, are eligible to enjoy the PRC government’s subsidies to purchasers of new energy vehicles. We believe that our sales performance of ES8, ES6 and EC6 in 2019, 2020 and 2021 was negatively affected by the reduction in the subsidy standard to some extent. In addition, the current 2022 subsidy standard, effective from January 1, 2022, reduced by 30% compared to the standard of 2021, which could further affect our sales performance in 2022.

Our vehicles sales may also be impacted by government policies such as tariffs on imported vehicles and foreign investment restrictions in the industry. The tariff in China on imported passenger vehicles (other than those originating in the United States of America) was reduced to 15% starting from July 1, 2018. As a result, pricing advantage of domestically manufactured vehicles could be diminished. There used to be a certain limitation on foreign ownership of automakers in China, but for automakers of NEVs, such limit was lifted in 2018. Further, pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or 2021 Negative List, most recently jointly promulgated by the Ministry of Commerce of the PRC, or the MOFCOM, and the National Development and Reform Commission of the PRC, or the NDRC, on December 27, 2021 and became effective on January 1, 2022, the limit on foreign ownership of automakers for ICE passenger vehicles was also lifted. As a result, foreign NEV competitors could build wholly-owned facilities in China without the need for a domestic joint venture partner. These changes could affect the competitive landscape of the NEV industry and reduce our pricing advantage, which may adversely affect our business, results of operations and financial condition.

Apart from vehicle purchase subsidies, China’s central government has adopted an NEV credit scheme that incentivizes OEMs to increase the production and sale of NEVs. Excess positive NEV credits (“automotive regulatory credits”) are tradable and may be sold to other enterprises through a credit trading scheme established by the Ministry of Industry and Information Technology of the PRC, or the MIIT. For further information relating to automotive regulatory credits, please refer to “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Parallel Credits Policy on Vehicle Manufacturers and Importers.” We have earned positive NEV credits through manufacturing new energy vehicles and sold some of our excess positive NEV credits to other vehicle manufacturers or importers. We generated revenue from the sale of automotive regulatory credits totaled RMB516.5 million (US$81.1 million) in 2021. The credits earned are calculated based on the formula published by the MIIT, which is dependent on various metrics such as vehicle mileage and battery energy efficiency. There is no guarantee that we will continue to earn a similar level or amount of credits going forward. Moreover, as the prices for automotive regulatory credits are subject to market demand, which affects the amount of regulatory credits generated by other vehicle manufacturers during a given period, we cannot assure you that we will continue to sell our automotive regulatory credits at the current price or a higher price. Any changes in government policies to restrict or eliminate such automotive regulatory credits trading could adversely affect our business, financial condition and results of operations.

Such negative influence and our undermined sales performance resulted therefrom could continue. Furthermore, China’s central government provides certain local governments with funds and subsidies to support the roll-out of charging infrastructure. See “Item 4. Information on the Company—B. Business Overview—Regulations—Favorable Government Policies Relating to New Energy Vehicles in the PRC.” These policies are subject to change and beyond our control. We cannot assure you that any changes would be favorable to our business. Furthermore, any reduction, elimination, delayed payment or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of electric vehicles, fiscal tightening or other factors may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our electric vehicles in particular. In addition, as we seek to increase our revenues from vehicle sales, we may also experience an increase in accounts receivable relating to government subsidies. However, the collection of the government subsidies is subject to the appropriation arrangement and cadence of the relevant governmental authority. Any uncertainty or delay in collection of the government subsidies may also have an adverse impact on our financial condition. For more details, please refer to “11. Other Non-current Assets” set forth in our consolidated financial statements included elsewhere in this annual report. Any of the foregoing could materially and adversely affect our business, results of operations, financial condition and prospects.

Our vehicles may not perform in line with customer expectations.

Our vehicles may not perform in line with customers’ expectations. For example, our vehicles may not have the durability or longevity of other vehicles in the market, and may not be as easy and convenient to repair as other vehicles in the market. Any product defects or any other failure of our vehicles to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

In addition, the range of our vehicles on a single charge declines principally as a function of usage, time and charging patterns as well as other factors. For example, a customer’s use of his or her electric vehicle as well as the frequency with which he or she charges the battery can result in additional deterioration of the battery’s ability to hold a charge.

Furthermore, our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. We have delivered our vehicles with certain features of our NIO Pilot ADAS system initially disabled, and subsequently turned on some of these features. We have delivered the ET7 with certain features of the NAD, our next generation, proprietary full stack autonomous driving technology, and plan to gradually turn on more features of the NAD. We activated most of the announced functions of the NIO Pilot in 2019 and 2020, and plan to continue to explore more features of the NIO Pilot system in the future. We cannot assure you that our NIO Pilot system and NAD will ultimately perform in line with expectations. Our vehicles use a substantial amount of software code to operate and software products are inherently complex and often contain defects and errors when first introduced.

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

We generally target to launch at least one new model every year in the near future as we ramp up our business. Auto companies often experience delays in the design, manufacture and commercial release of new vehicle models. We are planning to target a broader market with our future vehicles, and to the extent we need to delay the launch of our vehicles, our growth prospects could be adversely affected as we may fail to grow our market share. We also plan to periodically perform facelifts or refresh existing models, which could also be subject to delays. Furthermore, we rely on third-party suppliers for the provision and development of many of the key components and materials used in our vehicles. To the extent our suppliers experience any delays in providing us with or developing necessary components, we could experience delays in delivering on our timelines. Any delay in the manufacture or launch of our current or future vehicle models, including in the build-out of the manufacturing facilities in China for these models or due to any other factors, or in refreshing or performing facelifts to existing models, could subject us to customer complaints and materially and adversely affect our reputation, demand for our vehicles, results of operations and growth prospects.

We may face challenges providing our power solutions.

We provide our users with comprehensive power solutions. We install home chargers for users where practicable, and provide other solutions, including battery swapping, supercharging, charging through publicly accessible charging infrastructure and charging using our fast-charging vans. Our users are able to use our One Click for Power valet charging service where their vehicles are picked up, charged and then returned. For each of our vehicle models, we currently offer two battery options: (i) the 70 kWh and 75 kWh battery, or the Standard Range Battery; (ii) the 100 kWh battery, or the Long Range Battery. In January 2021, we announced the 150 kWh battery, or the Ultra-long Range Battery, with the next generation battery technology.

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

We rely on Battery Asset Company to work together with us to provide Battery as a Service to our users. If Battery Asset Company fails to achieve smooth and stable operations, our Battery as a Service and reputation may be materially and adversely affected.

On August 20, 2020, we introduced the Battery as a Service, or BaaS, which allows users to purchase electric vehicles and subscribe for the usage of batteries separately. If users opt to purchase a vehicle and subscribe for the battery under the BaaS, they can enjoy a deduction off the original vehicle purchase price and pay a monthly subscription fee for the battery.

Under the BaaS, we sell a battery to Wuhan Weineng Battery Asset Co., Ltd., or the Battery Asset Company, and the user subscribes for the usage of the battery from the Battery Asset Company. The service we provide to our users under the BaaS relies, in part, on the smooth operation of and stability and quality of service delivered by the Battery Asset Company, which we cannot guarantee. We invested in the Battery Asset Company with CATL, Hubei Science Technology Investment Group Co., Ltd. and a subsidiary of Guotai Junan International Holdings Limited, which we refer to as the Initial BaaS Investors in this annual report. We and the Initial BaaS Investors each invested RMB200 million and held 25% equity interests in the Battery Asset Company at its establishment. In August 2021, we invested an additional RMB270 million in the Battery Asset Company in connection with its series B financing. As a result of the several rounds of financings of the Battery Asset Company, we currently beneficially own approximately 19.8% of the equity interests in the Battery Asset Company. We refer to the Initial BaaS Investors together with the other investors of the Battery Asset Company that subsequently joined as the Battery Asset Company Investors. As a result, we only have limited control over the business operations of the Battery Asset Company. If it fails in delivering smooth and stable operations, we will suffer from negative customer reviews and even returns of products or services and our reputation may be materially and adversely affected.

Additionally, given that we generate a portion of our total revenues from sales of battery purchases and provision of service to the Battery Asset Company, our results of operations and financial performance will be negatively affected if the Battery Asset Company fails to operate smoothly. The Battery Asset Company may finance the purchase of batteries through issuance of equity and debt or bank borrowing. If the Battery Asset Company is unable to obtain future financings from the Battery Asset Company Investors or other third parties to meet its operational needs, it may not be able to continue purchasing batteries from us and providing them to our users through battery subscription, or otherwise maintain its healthy and sustainable operations. On the other hand, if the Battery Asset Company bears a significant rate of customer default on its payment obligations, its results of operations and financial performance may be materially impacted, which will in turn reduce the value of our and the Battery Asset Company Investors’ investments in the Battery Asset Company. In addition, in furtherance of the BaaS, we agreed to provide guarantee to the Battery Asset Company for the default in payment of monthly subscription fees from users, while the maximum amount of guarantee that can be claimed shall not be higher than the accumulated service fees we receive from the Battery Asset Company. As the BaaS user base is expanding, if an increased number of default occurs, our results of operations and financial performance will be negatively affected. As of December 31, 2021, the guarantee liability we provided to Battery Asset Company was immaterial.

Our services may not be generally accepted by our users. If we are unable to provide good customer service, our business and reputation may be materially and adversely affected.

We aim to provide users with a good customer service experience, including by providing our users with access to a full suite of services conveniently through our mobile application and vehicle applications. In addition, we seek to engage with our users on an ongoing basis using online and offline channels, in ways which are non-traditional for automakers. We are also expanding our service scope to meet our users’ evolving demands. For example, in January 2021, we launched NIO Certified, our official used car business, where our users can sell their NIO vehicles to us and we will resell them for value. We have established a nationwide used vehicle business network, covering services including vehicle inspection, evaluation, acquisition and sales. In addition, we have also started to offer auto financing arrangements to our users directly through our subsidiary, NIO Financial Leasing Co., Ltd., in late 2020. New service offerings will subject us to unknown risks. We cannot assure you that our services, including our service package and energy package, our used car service, our auto financing services or our efforts to engage with our users using both our online and offline channels, will be successful, which could impact our revenues as well as our customer satisfaction and marketing.

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

We have received only a limited number of reservations for our vehicles, all of which are subject to cancellation.

Intention orders and reservations for our vehicles are subject to cancellation by the customer until delivery of the vehicle. We have experienced cancellations in the past. Notwithstanding the non-refundable deposits we charge for the reservations, which are less than 1.5% of the MSRP, our users may still cancel their reservations for many reasons outside of our control. The potentially long wait from the time a reservation is made until the time the vehicle is delivered could also impact user decisions on whether to ultimately make a purchase, due to potential changes in preferences, competitive developments and other factors. If we encounter delays in the delivery our current or future vehicle models, we believe that a significant number of reservations may be cancelled. As a result, no assurance can be made that reservations will not be cancelled and will ultimately result in the final purchase, delivery, and sale of the vehicle. Such cancellations could harm our financial condition, business, prospects and operating results.

The automotive market is highly competitive, and we may not be successful in competing in this industry.

The automotive market is highly competitive. We have strategically entered into this market in the premium EV segment and we expect this segment will become more competitive in the future as additional players enter into this segment. Our vehicles also compete with ICE vehicles in the premium segment. Many of our current and potential competitors, particularly international competitors, have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. We expect competition in our industry to intensify in the future in light of increased demand and regulatory push for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include, among others, product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect our business, financial condition, operating results and prospects. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and our market share. There can be no assurance that we will be able to compete successfully in our markets. If our competitors introduce new vehicles or services that successfully compete with or surpass the quality or performance of our vehicles or services at more competitive prices, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment.

Furthermore, our competitive advantage as the company with the first-to-market and leading premium EV volume-manufactured domestically in China will be severely compromised if our competitors begin making deliveries earlier than expected, or offer more favorable price than we do.

We may also be affected by the growth of the overall China automotive market. There have been fluctuations in the retail sales of the passenger vehicles in China in recent years. If the demand for automobiles in China decreases, our business, results of operations and financial condition could be materially adversely affected.

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

We have required significant capital to develop and grow our business, including developing our vehicle models as well as building our brand. We expect to incur significant costs which will impact our profitability, including research and development expenses as we roll out new models and improve existing models, raw material procurement costs and selling and distribution expenses as we build our brand and market our vehicles. In addition, we may incur significant costs in connection with our services, including providing power solutions and honoring our commitments under our service package. Our ability to become profitable in the future will not only depend on our ability to successfully market our vehicles and other products and services but also to control our costs. If we are unable to cost efficiently design, manufacture, market, sell and distribute and service our vehicles and services, our margins, profitability and prospects will be materially and adversely affected.

We could experience cost increases or disruptions in supply of raw materials or other components used in our vehicles.

We incur significant costs related to procuring raw materials required to manufacture and assemble our vehicles. We use various raw materials in our vehicles including aluminum, steel, carbon fiber, non-ferrous metals such as copper, lithium, nickel as well as cobalt. The prices for these raw materials fluctuate depending on factors beyond our control, including market conditions and global demand for these materials, and could adversely affect our business and operating results. Our business also depends on the continued supply of batteries for our vehicles. Battery manufacturers may refuse to supply electric vehicle manufacturers to the extent they determine that the vehicles are not sufficiently safe. We are exposed to multiple risks relating to availability and pricing of quality lithium-ion battery cells. These risks include:

●	the inability or unwillingness of current battery manufacturers to build or operate battery manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric or plug-in hybrid vehicle industry as demand for such cells increases;

●	disruption in the supply of cells due to quality issues or recalls by the battery manufacturers; and
●	an increase in the cost of raw materials, such as lithium, nickel and cobalt, used in lithium-ion cells.

Furthermore, currency fluctuations, tariffs or shortages in petroleum and other economic or political conditions may result in significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials or components would increase our operating costs, and could reduce our margins. In addition, a growth in popularity of electric vehicles without a significant expansion in battery production capacity could result in shortages which would result in increased costs in raw materials to us or impact of prospects.

We are dependent on our suppliers, many of whom are our single source suppliers for the components they supply.

Each of our vehicle models uses a great amount of purchased parts from suppliers, many of whom are currently our single source suppliers for these components, and we expect that this will be similar for any future vehicle we may produce. The supply chain exposes us to multiple potential sources of delivery failure or component shortages. While we obtain components from multiple sources whenever possible, similar to other players in our industry, many of the components used in our vehicles are purchased by us from a single source. To date, we have not qualified alternative sources for most of the single sourced components used in our vehicles and we generally do not maintain long-term agreements with our single source suppliers.

Furthermore, qualifying alternative suppliers or developing our own replacements for certain highly customized components of our vehicles, such as the air suspension system and the steering system, may be time-consuming and costly. Any disruption in the supply of components, whether or not from a single source supplier, could temporarily disrupt the production of our vehicles until an alternative supplier is fully qualified by us or is otherwise able to supply us with the required material. There can be no assurance that we would be able to successfully retain alternative suppliers or supplies on a timely basis, on acceptable terms or at all. Changes in business conditions, force majeure, governmental changes and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components to us on a timely basis. For example, the current global supply constraint of semiconductor chips has negatively impacted our production activity and volume, as a result of which, we temporarily suspended the vehicle production activity in the JAC-NIO manufacturing plant in Hefei for five working days starting from March 29, 2021. In May 2021, our vehicle delivery was adversely impacted for several days due to the volatility of semiconductor supply and certain logistical adjustments. In April 2022, we suspended our vehicle production as a result of the component shortages. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry —Our business, financial condition and results of operations may be adversely affected by the COVID-19 pandemic.” Our production activity and results of operations may be further impacted should the semiconductor chip shortage continue. Any of the foregoing could materially and adversely affect our results of operations, financial condition and prospects.

Our business is subject to a variety of laws, regulations, rules, policies and other obligations regarding cybersecurity, privacy, data protection and information security. Any failure to comply with these laws, regulations and other obligations or any losses, unauthorized access or releases of confidential information or personal data could subject us to significant reputational, financial, legal and operational consequences.

We use our vehicles’ electronic systems to log information about each vehicle’s use, such as charge time, battery usage, mileage and driving behavior, in order to aid us in vehicle diagnostics, repair and maintenance, as well as to help us customize and optimize the driving and riding experience. Our users may object to the use of this data, which may hinder our capabilities in conducting our business. Collection, possession and use of our user’s data in conducting our business may subject us to legislative and regulatory burdens in China and other jurisdictions that could require notification of any data breach, restrict our use of such information and hinder our ability to acquire new customers or market to existing customers. If users allege that we have improperly collected, used, transmitted, released or disclosed their personal information, we could face legal claims and reputational damage. We may incur significant expenses to comply with privacy, consumer protection and security standards and protocols imposed by laws, regulations, industry standards or contractual obligations. If third parties improperly obtain and use the personal information of our users, we may be required to expend significant resources to resolve these problems.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress of China, or the SCNPC, the Ministry of Industry and Information Technology, or the MIIT, the Cyberspace Administration of China, or the CAC, the Ministry of Public Security, or the MPS and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Internet Information Security and Privacy Protection.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security

●In June 2021, the SCNPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defence science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators that conduct data process activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact definition, scope or criteria of “critical information infrastructure operators”, “network platform operators” and “users’ personal information” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator or network platform operator under PRC law. If we are deemed to be a critical information infrastructure operator or network platform operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

●In November 2021, the CAC released the Administration Regulations on the Cyber Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy

●In August 2021, the SCNPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our policies and binding contracts related to personal data and cybersecurity protection from time to time to meet the latest regulatory requirements of applicable PRC laws and regulations, and adopt technical measures to protect such data and ensure cybersecurity in a systematic manner. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our website or our mobile platform and input protected information, we may become subject to provisions of the GDPR.

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

In addition, if incidents occur or are perceived to have occurred, whether or not such incidents are our fault, we could be subject to adverse publicity. In particular, given the popularity of social media, including WeChat/Weixin in China, any negative publicity, whether true or not, could quickly proliferate and harm consumer perceptions and confidence in our brand. Furthermore, there is the risk of potential adverse publicity related to our manufacturing and other partners, such as JAC and NIO Capital, whether or not such publicity related to their collaboration with us. Our ability to successfully position our brand could also be adversely affected by perceptions about the quality of JAC’s vehicles.

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

Other factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:

●	perceptions about electric vehicle quality, safety, design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles, whether or not such vehicles are produced by us or other companies;
●	perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technology, including electric vehicle and regenerative braking systems;
●	the limited range over which electric vehicles may be driven on a single battery charge and the speed at which batteries can be recharged;
●	the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge;
●	concerns about electric grid capacity and reliability;
●	the availability of new energy vehicles, including plug-in hybrid electric vehicles;
●	improvements in the fuel economy of the internal combustion engine;
●	the availability of service for electric vehicles;
●	the environmental consciousness of consumers;
●	access to charging stations, standardization of electric vehicle charging systems and consumers’ perceptions about convenience and cost to charge an electric vehicle;
●	the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles;
●	perceptions about and the actual cost of alternative fuel; and
●	macroeconomic factors.

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

Our business currently depends substantially on the sales and success of a limited number of models that we have launched. Historically, automobile customers have come to expect a variety of vehicle models offered in a company’s fleet and new and improved vehicle models to be introduced frequently. In order to meet these expectations, we plan in the future to introduce on a regular basis new vehicle models as well as enhance versions of existing vehicle models. To the extent our product variety and cycles do not meet consumer expectations, or cannot be produced on our projected timelines and cost and volume targets, our future sales may be adversely affected. Given that for the foreseeable future our business will depend on a limited number of models, to the extent a particular model is not well-received by the market, our sales volume could be materially and adversely affected. This could have a material adverse effect on our business, prospects, financial condition and operating results.

We are subject to risks related to customer credit.

We provided our users with the option of a battery payment arrangement, where users can make battery payments in installments. For the ES8 ordered before January 15, 2019, there is an RMB 100,000 deduction in the purchase price and users adopting this arrangement pay RMB1,280 per month, payable over 78 months. For the ES8, ES6 and EC6 ordered between January 16, 2019 and August 19, 2020, there is an RMB 100,000 deduction in the purchase price and users adopting this arrangement pay RMB 1,660 per month, payable over 60 months. We are exposed to the creditworthiness of our users since we expect them to make monthly payments for vehicle batteries under the battery payment arrangement.

We also offer auto financing arrangements to users directly through our subsidiaries. Under the financing arrangements we typically receive a small portion of the total vehicle purchase price at the commencement of the financing term, followed by a stream of payments over the financing term. To the extent our users fail to make payments on time under any of the foregoing arrangements, our results of operations may be adversely affected. As of December 31, 2021, the amount of auto financing receivables was RMB3,974.0 million (US$623.6 million). As we continue to grow our business, we may increase the amount of our auto financing receivables. We may fail to effectively manage the credit risks related to our auto financing arrangements. To the extent our users default on their obligations to us or fail to make payments on time under any of the foregoing arrangements, our results of operations may be adversely affected.

We may be exposed to credit risk of trade receivable.

Our trade receivable primarily includes amounts of vehicle sales in relation of government subsidy to be collected from government on behalf of customers, auto financing receivables, current portion of battery installment and receivables due from vehicle users. We have identified the relevant risk characteristics of our customers and the related receivables, prepayments, deposits and other receivables which include size, type of the services or the products we provide, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, we consider the historical credit loss, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact our receivables. Additionally, external data and macroeconomic factors are also considered. In 2021, we recorded RMB54.3 million (US$8.5 million) expected credit loss expense in selling, general and administrative expenses. As of December 31, 2021, the expected credit loss provision for the current and non-current assets were RMB91.3 million (US$14.3 million). We cannot assure you that all of our customers will not default on their obligations to us in the future, despite our efforts to conduct credit assessment on them.

We face inventory risks that, if not properly managed, could harm our financial condition, operating results, and prospects.

We are exposed to significant inventory risks that may adversely affect our operating results as a result of increased competition, seasonality, new models launches, rapid changes in vehicle life cycles and pricing, defective vehicles, changes in consumer demand and consumer spending patterns, and other factors. We endeavor to accurately predict these trends and avoid overstocking or understocking issues. Demand for our vehicles, however, can change significantly between the time inventory or components are ordered and the date of sale. We may misjudge customer demand, resulting in inventory buildup and possible significant inventory write-down. It may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery. We may experience higher return rates on new vehicles, receive more customer complaints about them and face costly product liability claims as a result of selling them, which would harm our brand and reputation as well as our financial performance.

We might not be able to fulfil our obligation in respect of deferred revenue, which might have impact on our cash or liquidity position.

Our recognition of deferred revenue is subject to future performance obligations, mainly including the transaction price allocated to the performance obligations that are unsatisfied, or partially satisfied, which mainly arises from the undelivered home chargers, the vehicle connectivity service, the extended warranty service, the points offered to customers as well as battery swapping service embedded in the vehicle sales contract. We may have multiple performance obligations identified in the vehicle sales contract and the sales of service and energy packages to transfer goods or services to a customer for which we have received consideration, or an amount of consideration is due, from the customer, which is recorded as deferred revenue. Due to potential future changes in customer preferences and the need for us to satisfactorily perform product support and other services, deferred revenue at any particular date may not be representative of actual revenue for any current or future period. Any failure to fulfil the obligations in respect of deferred revenue may have an adverse impact on our results of operations and liquidity.

Fluctuation of fair value change of short-term investments we made may affect our results of operations.

For the years ended December 31, 2019, 2020 and 2021, our short-term investments consisted primarily of investments in fixed deposits with maturities between three months and one year and investments in money market funds and financial products issued by banks. The methodologies that we use to assess the fair value of the short-term investment involve a significant degree of management judgment and are inherently uncertain. In addition, we are exposed to credit risks in relation to our short-term investments, which may adversely affect the net changes in their fair value. We cannot assure you that market conditions will create fair value gains on our short-term investment or we will not incur any fair value losses on our short-term investment in the future. If we incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automotive industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in property damage, personal injury or death. Our risks in this area are particularly pronounced given we have limited field experience of our vehicles. In addition, we may be subject to product liability claims for defective components and parts that are manufactured by our third-party partners. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of our future vehicle candidates which would have a material adverse effect on our brand, business, prospects and operating results. Any insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages may have a material adverse effect on our reputation, business and financial condition.

Our vehicles are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results.

All vehicles sold must comply with various standards of the market where the vehicles were sold. In China, vehicles must meet or exceed all mandated safety standards. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving such standards. Vehicles must pass various tests and undergo a certification process and be affixed with the CCC certification, before receiving delivery from the factory, being sold, or being used in any commercial activity. In addition, the Access Administration Opinion requires vehicles manufacturing enterprises to ensure the compliance of vehicle products with relevant laws, regulations, technical standards and technical specification and file for record with the MIIT prior to over-the-air updates, and shall file with the MIIT in the event of any change to the safety, energy saving, environment protection, anti-theft and other technical parameters and shall ensure conformance by vehicle products and production. Without the approval, no over-the-air update shall be conducted to add or update the autonomous driving function. Any delays or lags of the over-the-air updates due to the MIIT prior filing procedures may materially and adversely affect our business and operating results. Furthermore, given we commenced delivery of our vehicles in Norway, we are also subject to mandated safety standards in Norway. Failure by us to have any of our current or future vehicle models satisfy motor vehicle standards or any new laws and regulations in China, Norway or other markets where our vehicles are sold would have a material adverse effect on our business and operating results.

We may be subject to risks associated with autonomous driving technologies.

Through NIO Pilot and NAD, we provide an enhanced advanced driver assistance system, or ADAS, and plan to offer higher levels of autonomous driving functionalities, and through our research and development, we continually update and improve our autonomous driving technologies. Regulatory, safety and reliability issues, or the perception thereof, many of which are beyond our control, could cause the public, our users or our potential business partners to lose confidence in autonomous driving solutions in general. The safety of such technology depends in part on end users of vehicles equipped with ADAS and higher levels of automated driving systems, as well as other drivers, pedestrians, other obstacles on the roadways or other unforeseen events. For example, there have been traffic accidents involving vehicles equipped with ADASs, including our NIO vehicles. Even though the actual causes of such traffic accidents may not be associated with the use of ADAS, they resulted in, and any future similar accidents could result in, significant negative publicity, and, in the future, could result in suspension or prohibition of vehicles equipped with ADAS and other automated driving systems, as well as regulatory investigations, recalls, systems or features modifications and related actions. In addition, to the extent accidents associated with our ADAS and other automated driving systems (once launched) occur, we could be subject to liability, government scrutiny and further regulation. Any of the foregoing could materially and adversely affect our results of operations, financial condition and growth prospects.

We may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and financial performance.

Recalls of our vehicles can cause adverse publicity, damage to our brand and liability for costs. In June 2019, we identified problems with certain batteries on ES8 vehicles following safety incidents occurred in Shanghai and other locations in China. We then voluntarily recalled 4,803 ES8s, and replaced the batteries in the NIO battery swap network equipped with the malfunctioned modules. We undertook to compensate all users who had incurred property losses as a result of incidents caused by battery quality issues. Total recall costs accrued in the second quarter of 2019 were RMB339.1 million, including RMB283.3 million recorded in cost of vehicle sales and RMB55.8 million recorded in cost of other sales, respectively. After a detailed analysis and repeated testing, our investigation on the vehicle recall concluded that the batteries used in the vehicles involved were equipped with a module specification NEV-P50, and the voltage sampling cable harness in the module may be pressed by the upper cover of the module due to improper positioning. In extreme cases, the insulation on the pressed voltage sampling cable harness may wear out and cause a short circuit, creating a safety issue. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles, including any systems or parts sourced from our suppliers, prove to be defective or non-compliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary or caused by systems or components engineered or manufactured by us or our suppliers, could involve significant expense and could adversely affect our brand image in our target markets, as well as our business, prospects, financial condition and results of operations.

The long-term viability of our distribution model is unproven.

Our vehicles are generally made to order. We conduct vehicle sales directly to users primarily through our mobile application, NIO Houses and NIO Spaces, rather than through dealerships. This model of vehicle distribution subjects us to substantial risk as it requires, in the aggregate, significant expenditures and provides for slower expansion of our distribution and sales systems than may be possible by utilizing the traditional dealer franchise system commonly applied for the sales of ICE vehicles and other EV companies. For example, we will not be able to utilize long established sales channels developed through a franchise system to increase our sales volume. Moreover, we will be competing with companies with well established distribution channels. Our success will depend in large part on our ability to effectively develop our own sales channels and marketing strategies. Implementing our business model is subject to numerous significant challenges, including obtaining permits and approvals from government authorities, and we may not be successful in addressing these challenges.

In addition, the lead time in fulfilling our orders could lead to cancelled orders. Our aim for the fulfilling speed is 21 to 28 days from the order placement date to delivery to users. If we are unable to achieve this target, our customer satisfaction could be adversely affected, harming our business and reputation.

Our financial results may vary significantly from period to period due to the seasonality of our business and fluctuations in our operating costs.

Our operating results may vary significantly from period to period due to many factors, including seasonal factors that may have an effect on the demand for our electric vehicles. Demand for new vehicles in the automotive industry in general typically declines over the summer season, while sales are generally higher in the fourth quarter and springtime, especially from October to December and from March to April each year. Our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. Also, any unusually severe weather conditions in some markets may impact demand for our vehicles. Our operating results could also suffer if we do not achieve revenue consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenue.

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

In February 2020, we entered into a collaboration framework agreement with the municipal government of Hefei, Anhui province, where the JAC-NIO Hefei manufacturing plant, our main manufacturing hub, is located. Subsequently from April to June 2020, we entered into definitive agreements, as amended and supplemented, or the Hefei Agreements, for investments in NIO China with a group of investors, which we refer to as the Hefei Strategic Investors in this annual report. Under the Hefei Agreements, the Hefei Strategic Investors agreed to invest an aggregate of RMB7 billion in cash into NIO Holding Co., Ltd. (previously known as NIO (Anhui) Holding Co., Ltd.), or NIO China, a legal entity wholly owned by us pre-investment. We agreed to inject our core businesses and assets in China, including vehicle research and development, supply chain, sales and services and NIO Power, or together as the Asset Consideration, valued at RMB 17.77 billion in total, into NIO China, and invest RMB4.26 billion in cash into NIO China. For more information, see “Item 4. Information on the Company—B. Business Overview—Certain Other Cooperation Arrangements—Hefei Strategic Investors” included elsewhere in this annual report.

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

Subsequent to the entry into the Hefei Agreements, the cash contribution obligations of us and the Hefei Strategic Investors have all been fulfilled. In September 2020, we, through one of our wholly-owned subsidiaries, redeemed 8.612% equity interests in NIO China from one of the Hefei Strategic Investors and subscribed for certain newly increased registered capital to increase our shareholding in NIO China. In addition, in February 2021, we, through one of our wholly-owned subsidiaries, also purchased from two of the Hefei Strategic Investors an aggregate of 3.305% equity interests in NIO China for a total consideration of RMB5.5 billion and subscribed for newly increased registered capital of NIO China at a subscription price of RMB10.0 billion. In September 2021, we, through one of our wholly-owned subsidiaries, purchased from a minority strategic investor of NIO China an aggregate of 1.418% equity interests in NIO China for a total consideration of RMB2.5 billion and subscribed for newly increased registered capital of NIO China at a subscription price of RMB7.5 billion. As a result of these transactions, as of the date of this annual report, the registered capital of NIO China is RMB6.429 billion, and we held 92.114% controlling equity interests in NIO China. We have fulfilled all obligations due to be fulfilled under the Hefei Agreements as of the date of this annual report.

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

In particular, the Hefei Strategic Investors may require us to redeem the shares of NIO China they hold under various circumstances, at a redemption price equal to the total amount of the investment price of the Hefei Strategic Investors plus an investment income calculated at a compound rate of 8.5% per annum upon the occurrence of certain events. If any of the triggering events of redemption occurs, we will need substantial capital to redeem the shares of NIO China held by the Hefei Strategic Investors, and the value of your investment in our Company will be negatively affected. In particular, if NIO China fails to apply for the qualified initial public offering in July 2024, which is 48 months following the Hefei Strategic Investors’ payment of the first installment, or if NIO China fails to complete the qualified initial public offering in July 2025, which is 60 months following the Hefei Strategic Investors’ payment of the first installment, the Hefei Strategic Investors may request us to redeem the equity interest in NIO China then held by them. In addition, if we pursue the initial public offering of NIO China, we will be subject to various requirements under the Hong Kong Listing Rules and relevant practice notes, including, among others, the requirement in the level of operations and assets of the remaining business in our company following the spin-off to maintain listing status, the approval of the Stock Exchange and shareholder approval. As a result, the application for and the completion of the qualified initial public offering are subject to substantial uncertainties. If we do not have adequate cash available or cannot obtain additional financing, or our use of cash is restricted by applicable laws, regulations or agreements governing our current or future indebtedness, we may not be able to redeem shares of NIO China when required under the Hefei Shareholders Agreement, which would constitute an event of default under the Hefei Shareholders Agreement and subject us to liabilities.

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

Because we have injected the core businesses and assets into NIO China, the Hefei Strategic Investors will have senior claims over the assets of NIO China compared to NIO China’s other shareholders (i.e., our other subsidiaries) when a liquidation event of NIO China occurs. As a result, holders of our Class A ordinary shares and ADSs will be structurally subordinated to the Hefei Strategic Investors, which may negatively affect the value of the investment of ADS holders and holders of Class A ordinary shares in our company. We may not have sufficient funding to repay our existing debts. Pursuant to the articles of association of NIO China and the shareholders agreement among the shareholders of NIO China, all corporate matters can be approved by shareholders holding majority of or more than 2/3 of the total equity interests in NIO China, provided that if the shareholders intend to terminate the operations of NIO China early, unanimous voting of the shareholders is required for the dissolution and liquidation of NIO China. As a result, we essentially control the daily operation of and substantially all of the corporate matters of NIO China. Notwithstanding this, the Hefei Strategic Investors have voting rights with respect to various significant corporate matters of NIO China and its consolidated entities, such as change in NIO China’s corporate structure, change of its core business and amendment to its articles of association, which may limit our ability to make certain major corporate decisions with regard to NIO China. Any of the foregoing could materially adversely affect your investment in our Class A ordinary shares and ADSs.

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

We face significant challenges with respect to information security and privacy, including the storage, transmission and sharing of confidential information. We transmit and store confidential and private information of our vehicle buyers, such as personal information, including names, accounts, user IDs and passwords, and payment or transaction related information.

We are required by PRC law to ensure the confidentiality, integrity, availability and authenticity of the information of our customers, which is also essential to maintaining their confidence in our vehicles and services. We have adopted strict information security policies and deployed advanced measures to implement the policies, including, among others, advanced encryption technologies. However, advances in technology, an increased level of sophistication and diversity of our products and services, an increased level of expertise of hackers, new discoveries in the field of cryptography or others can still result in a compromise or breach of the measures that we use. If we are unable to protect our systems, and hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification or destruction, such problems or security breaches could cause a loss, give rise to our liabilities to the owners of confidential information or even subject us to fines and penalties. In addition, complying with various laws and regulations could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business.

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

For the initial owner of our vehicles in China, in addition to the warranty required under the relevant PRC law, including (i) a bumper-to-bumper three-year or 120,000-kilometer warranty, (ii) for critical EV components (battery, electric motors, power electric unit and vehicle control unit) an eight-year or 120,000-kilometer warranty, and (iii) a two-year or 50,000 kilometer warranty covering vehicle repair, replacement and refund, we also provide an extended warranty, subject to certain conditions. For the initial owner of the ES8 in Europe, we provide an extended warranty subject to certain conditions, in addition to the warranty required under the applicable laws and regulations. Our warranty program is similar to other auto company’s warranty programs intended to cover all parts and labor to repair defects in material or workmanship in the body, chassis, suspension, interior, electric system, battery, electric powertrain and brake system. We plan to record and adjust warranty reserves based on changes in estimated costs and actual warranty costs.

However, because we only started making delivery of the ES8 in June 2018, of the ES6 in June 2019, of the EC6 in September of 2020 and of the ET7 in March 2022, and we will not start making deliveries of the ET5 until September 2022, we have little experience with warranty claims regarding our vehicles or with estimating warranty reserves. As of December 31, 2021, we had warranty reserves in respect of our vehicles of RMB1,963.0 million (US$308.0 million). We cannot assure you that such reserves will be sufficient to cover future claims. We could, in the future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our results of operations, financial condition and prospects.

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

As of December 31, 2021, we had 2,843 issued patents and 1,801 patent applications pending. For our pending application, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The intellectual property rights of others could also bar us from licensing and exploiting any patents that issue from our pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We have limited liability insurance coverage for our products and business operations. A successful liability claim against us due to injuries suffered by our users could materially and adversely affect our financial condition, results of operations and reputation. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial costs to us and diversion of our resources.

We have a significant amount of debt, including our convertible senior notes, that are senior in capital structure and cash flow, respectively, to our shareholders. Satisfying the obligations relating to our debt could adversely affect the amount or timing of distributions to our shareholders or result in dilution.

As of December 31, 2021, we had RMB9,739.2 million (US$1,528.3 million) in total long-term borrowings outstanding, consisting primarily of (i) our 4.50% convertible senior notes due 2024; (ii) our convertible senior notes due 2022 issued in September 2019 to an affiliate of Tencent Holdings Limited; (iii) our 0.00% convertible senior notes due 2026 and 0.50% convertible senior notes due 2027 and (iv) our long-term bank debt, excluding the current portions of (i), (ii) and (iv) that are due within one year from December 31, 2021. Meanwhile, as of December 31, 2021, we had RMB7,298.0 million (US$1,145.2 million) in total short-term borrowings including the current portions of long-term borrowings.

In February 2019, we issued US$750 million aggregate principal amount of 4.50% convertible senior notes due 2024, or the 2024 Notes. The 2024 Notes are unsecured debt and are not redeemable by us prior to the maturity date except for certain changes in tax law. In accordance with the indenture governing the 2024 Notes, or the 2024 Notes Indenture, holders of the 2024 Notes may require us to purchase all or any portion of their notes on February 1, 2022 at a repurchase price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus accrued and unpaid interest. Such repurchase right offer expired on January 28, 2022. None of the noteholders exercised their repurchase right, and no Notes were surrendered for repurchase. Holders of the 2024 Notes may also require us, upon a fundamental change (as defined in the 2024 Notes Indenture), to repurchase for cash all or part of their 2024 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus accrued and unpaid interest. In connection with the issuance of the 2024 Notes, we entered into capped call transactions and zero-strike call option transactions. Shortly after the pricing of the 2026 Notes and the 2027 Notes in January 2021, we entered into separate and individually privately negotiated agreements with certain holders of the 2024 Notes to exchange approximately US$581.7 million principal amount of the outstanding 2024 Notes for ADSs (each, a “2024 Notes Exchange” and collectively, the “2024 Notes Exchanges”). The 2024 Notes Exchanges closed on January 15, 2021. In connection with the 2024 Notes Exchanges, we also entered into agreements with certain financial institutions that are parties to our existing capped call transactions (which we had entered into in February 2019 in connection with the issuance of the 2024 Notes) shortly after the pricing of the 2026 Notes and the 2027 Notes to terminate a portion of the relevant existing capped call transactions in a notional amount corresponding to the portion of the principal amount of such 2024 Notes exchanged. In connection with such terminations of the existing capped call transactions, we received deliveries of ADSs in such amounts as specified pursuant to such termination agreements on January 15, 2021.

In September 2019, each of an affiliate of Tencent Holdings Limited and Mr. Bin Li, our founder, chairman of the board of directors and chief executive officer, subscribed for US$100 million principal amount of convertible notes, each in two equally split tranches, collectively the Affiliate Notes. The Affiliate Notes issued in the first tranche matured in 360 days from the issuance date, bore no interest, and required us to pay a premium at 2% of the principal amount at maturity. The Affiliate Notes issued in the second tranche will mature in three years from the issuance date, bear no interest, and require us to pay a premium at 6% of the principal amount at maturity. The 360-day Affiliate Notes are convertible into our Class A ordinary shares (or ADSs) at a conversion price of US$2.98 per ADS at the holder’s option from the 15th day immediately prior to maturity, and the three-year Affiliate Notes are convertible into our Class A ordinary shares (or ADSs) at a conversion price of US$3.12 per ADS at the holder’s option from the first anniversary of the issuance date. The holders of the three-year Affiliate Notes will have the right to require us to repurchase for cash all of the convertible notes or any portion thereof on February 1, 2022. In 2020, the 360-day Affiliate Notes issued to each of an affiliate of Tencent Holdings Limited and Mr. Bin Li were converted to Class A ordinary shares and the three-year Affiliate Notes issued to the wholly owned company of Mr. Bin Li were converted to ADSs.

In February and March 2020, we issued and sold convertible notes in an aggregate principal amount of US$435 million due 2021, or the 2021 Notes, to several unaffiliated Asia based investment funds. The 2021 Notes bore zero interest. The holders of the 2021 Notes issued in February 2020 have the right to convert either all or part of the principal amount of the 2021 Notes into our Class A ordinary shares (or ADSs), prior to maturity and (a) from the date that is six months after the issuance date, at a conversion price of US$3.07 per ADS, or (b) upon the completion of a bona fide issuance of equity securities of our company for fundraising purposes, at the conversion price derived from such equity financing. The holders of the 2021 Notes issued in March 2020 have the right to convert either all or part of the principal amount of the 2021 Notes into our Class A ordinary shares (or ADSs), prior to maturity and from September 5, 2020, at a conversion price of US$3.50 per ADS, subject to certain adjustments. As of December 31, 2020, all of the 2021 Notes had been converted to ADSs.

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

We adopted share incentive plans in 2015, 2016, 2017 and 2018, which we refer to as the 2015 Plan, the 2016 Plan, the 2017 Plan and the 2018 Plan, respectively, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The 2018 Plan became effective as of January 1, 2019. We recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. Under our share incentive plans, we are authorized to grant options and other types of awards. Under the 2015 Plan, the 2016 Plan and the 2017 Plan, the maximum numbers of Class A ordinary shares which may be issued pursuant to all awards are 46,264,378, 18,000,000 and 33,000,000, respectively. Under the 2018 Plan, a maximum number of 23,000,000 Class A ordinary shares may be issued pursuant to all awards. This amount should automatically increase each year by the number of shares representing 1.5% of the then total issued and outstanding share capital of our company as of the end of each preceding year. As of December 31, 2021, awards to purchase an aggregate amount of 94,536,087 Class A ordinary shares under the 2015 Plan, the 2016 Plan, the 2017 Plan and the 2018 Plan had been granted and were outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. In addition, one of our subsidiaries also adopted a share incentive plan in 2021, pursuant to which the subsidiary can grant share options to its employees. As of December 31, 2021, our unrecognized share-based compensation expenses related to the stock option and restricted shares amounted to RMB5,909.0 million (US$925.9 million).

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Furthermore, prospective candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plans will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees.

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our financial results and the market price of our ADSs may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its document, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. We were subject to such requirement starting from the fiscal year of 2019. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting.

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

We implemented a number of remedial measures to address the material weakness, including (i) establishing clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues; (ii) strengthening our financial reporting team by hiring additional personnel with experience in U.S. GAAP and SEC reporting from reputable accounting firms; (iii) further increasing the accounting and SEC reporting acumen and accountability of our finance organization employees through training programs designed to enhance these employees’ competency with respect to U.S. GAAP and SEC reporting; (iv) enhancing our monitoring controls over financial reporting, including additional review by our chief financial officer, financial vice president, and other senior finance staff over the application of U.S. GAAP accounting requirements, the selection and evaluation of U.S. GAAP accounting policies, critical accounting judgments and estimates, reporting and disclosures; (v) establishing related policies and procedures to support the operation of internal controls at the entity level and process level; and (vi) strengthening our internal audit function by hiring additional personnel with industry internal audit experience and experience in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. As a result, this material weakness had been remediated as of December 31, 2020.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. In addition, our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2021.

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

Violation of labor or other laws by our suppliers or the divergence of an independent supplier’s labor or other practices from those generally accepted as ethical in the markets in which we do business could also attract negative publicity for us and our brand. This could diminish the value of our brand image and reduce demand for our electric vehicles if, as a result of such violation, we were to attract negative publicity. If we, or other players in our industry, encounter similar problems in the future, it could harm our brand image, business, prospects, results of operations and financial condition.

If we update our manufacturing equipment more quickly than expected, we may have to shorten the useful lives of any equipment to be retired as a result of any such update, and the resulting acceleration in our depreciation could negatively affect our financial results.

We and JAC have invested and expect to continue to invest significantly in what we believe is state of the art tooling, machinery and other manufacturing equipment for the product lines where the vehicles are manufactured, and we depreciate the cost of such equipment over their expected useful lives. However, manufacturing technology may evolve rapidly, and we or JAC may decide to update our manufacturing process with advanced equipment more quickly than expected. Moreover, as our engineering and manufacturing expertise and efficiency increase, we or JAC may be able to manufacture our products using less of our installed equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and to the extent we own such equipment, our results of operations could be negatively impacted. Furthermore, under the renewal joint manufacturing arrangement we entered into with JAC and Jianglai in May 2021, we agreed to pay JAC the asset depreciation and amortization with regard to the assets JAC invested and to invest for the manufacture of NIO models as actually incurred, payable monthly and subject to adjustment annually. An increased amount of investment made by JAC into the manufacturing plant will lead to an increased cost in asset depreciation and amortization, which could negatively affect our results of operations and financial conditions.

The construction and operation of our manufacturing facilities are subject to regulatory approvals or filings and may be subject to changes, delays, cost overruns or may not produce expected benefits.

In 2017, we signed a framework agreement with the Shanghai Jiading government and its authorized investment entity to build and develop our own manufacturing facility in Jiading, Shanghai. In 2019, we agreed with the related contractual parties to cease construction of this planned manufacturing facility and terminate this development project.

In February 2020, we entered into a collaboration framework agreement with the municipal government of Hefei, Anhui province, where our main manufacturing hub is located. Subsequently from April to June 2020, we entered into definitive agreements, as amended and supplemented, for investments in NIO China. Pursuant to the definitive agreements, we will collaborate with the Hefei Strategic Investors and HETA to develop NIO China’s business and to support the accelerated development of the smart electric vehicle sectors in Hefei in the future. In February 2021, we, through NIO China, entered into a further collaboration framework agreement with the municipal government of Hefei, Anhui province, pursuant to which the Hefei government and NIO China agreed in principle to jointly build a world-class industrial campus to support the development and innovations of the smart electric vehicle industry and related supply chains led by NIO China. In addition, the Hefei government and its associated parties plan to re-invest their returns from the equity investments in NIO China to support the further cooperation in Hefei.

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

The batteries that we produce make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. In June 2019, certain safety incidents resulting from the batteries on ES8 vehicles occurred in Shanghai and other locations in China. We then voluntarily recalled 4,803 ES8s, and replaced the batteries in the NIO battery swap network equipped with the malfunctioned modules. While we have designed the battery to passively contain any single cell’s release of energy without spreading to neighboring cells, and have taken measures to enhance the safety of our battery designs, a field or testing failure of our vehicles or other batteries that we produce could occur in the future, which could subject us to lawsuits, product recalls, or redesign efforts, all of which would be time-consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications or any future incident involving lithium-ion cells such as a vehicle or other fire, even if such incident does not involve our vehicles, could seriously harm our business.

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

We aim to provide our users with an innovative suite of services through our mobile application. In addition, our in-car services depend, to a certain extent, on connectivity. The availability and effectiveness of our services depend on the continued operation of our information technology and communications systems. Our systems are vulnerable to damage or interruption from, among other adverse effects, fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems. Our data centers are also subject to break-ins, sabotage, and intentional acts of vandalism, and potential disruptions. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. Any problems at our data centers could result in lengthy interruptions in our service. In addition, our products and services are highly technical and complex and may contain errors or vulnerabilities, which could result in interruptions in our services or the failure of our systems.

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

We are also vulnerable to natural disasters and other calamities. Our vehicle production, sales and delivery and our service operations and capacities could be materially and adversely affected by natural disasters and other calamities in the areas where we operate and where our vehicles are sold to. For example, in July 2021, our deliveries of vehicles and power services were interrupted due to the flood in Henan province and the typhoon in Shanghai and several other neighboring cities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.

Our revenues and financial results may be adversely affected by any economic slowdown in China as well as globally.

The success of our business ultimately depends on consumer spending. We derive substantially all of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally. The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed down since 2010 and the trend may continue. Any slowdown could significantly reduce domestic commerce in China, including through the internet generally and through us. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The conflicts in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. In addition, the COVID- 19 pandemic has negatively impacted the economies of China, the United States and numerous other countries around the world, and is expected to result in a severe global recession. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Development of our product candidates and/or regulatory approval may be delayed for reasons beyond our control. For example, over the last several years the U.S. government has shut down several times and certain regulatory agencies, such as the SEC, have had to furlough critical SEC and other government employees and stop critical activities. In our operations as a public company, future government shutdowns could impact our ability to access the public markets, such as delaying the declaration of effectiveness of registration statements and obtaining necessary capital to properly capitalize and continue our operations.

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

Additionally, the United States and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of technologies and products (or voiced the intention to do so), especially related to semiconductor chips, AI and other high-tech areas, which may have a negative impact on our business, financial condition and results of operations. For instance, India banned a large number of apps in 2020 out of national security concerns, many of which are China-based apps, escalating regional political and trade tensions.

Recent disruptions in the financial markets and economic conditions could affect our ability to raise capital.

In recent years, the United States and global economies suffered dramatic downturns as the result of a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. The United States and certain foreign governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If the actions taken by these governments are not successful, the return of adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

There are uncertainties relating to our users trust arrangement involving a portion of our chairman’s shareholding in our company.

In conjunction with our pursuit of being a user enterprise and with the goal of building a deeper connection between NIO and our users, Mr. Bin Li, our founder, chairman of the board of directors and chief executive officer, transferred certain of his ordinary shares to NIO Users Trust after the completion of the initial public offering of our ADSs on the New York Stock Exchange in September 2018. Currently, NIO Users Trust holds 16,967,776 Class A ordinary shares and 33,032,224 Class C ordinary shares through a holding company controlled by it. Mr. Li continues to retain the voting rights of these shares. In 2019, our user committee adopted the NIO Users Trust Charter by way of voting, and established a User Council to generally discuss and give advice on the management and the operation of NIO Users Trust. In this way, our users have the opportunity to discuss and propose the use of the economic benefits from the shares in NIO Users Trust, which is intended to be composed mainly of the dividends from the shares that it holds future interests accrued from and investment returns generated by cash assets to be held under the trust, and proceeds from the pledging of such shares from time to time, through the User Council consisting of members of our user community elected by our users. See “Item 4. Information on the Company—B. Business Overview—User Development and User Community—NIO Users Trust” for further details about NIO Users Trust.

The current NIO Users Trust Charter provides certain mechanisms for the User Council to discuss the management and supervision of the operations of NIO Users Trust. There is no assurance that such current mechanisms for managing the operations of NIO Users Trust we have adopted are to the satisfaction of all of our users, or that such mechanisms will be carried out in the way it was intended. The User Council may not be able to achieve its intended work focus or carry out their work effectively and efficiently as the power to give instructions to the trustee vests with the settlor, protector and investment advisor of the trust. Furthermore, depending on the proposed use of the economic interests of the shares held by the NIO Users Trust in the future, there could be accounting implications to us that cannot presently be ascertained.

We and certain of our directors and officers have been named as defendants in several shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

Several shareholder class action lawsuits have been filed against us and certain of our directors and officers. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more details. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits, if they proceed. We anticipate that we will continue to be a target for lawsuits in the future, including class action lawsuits brought by shareholders. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

Risks Related to Our Corporate Structure

If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain areas of businesses is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (other than for e-commerce, domestic multi-parties communications, storage and forwarding categories, call centers) pursuant to the 2021 Negative List.

We are a Cayman Islands exempted company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with the applicable PRC laws and regulations, we had planned to conduct certain operations that were then subject to restrictions on foreign investment in China through Shanghai NIO Energy Automobile Co., Ltd., or NIO New Energy. NIO Co., Ltd. owns 50% equity interests in NIO New Energy. Our founders Bin Li and Lihong Qin, through holding equity interests in Shanghai Anbin indirectly own 40% and 10%, respectively, of the equity interests in NIO New Energy. With respect to the 50% equity interests of NIO New Energy indirectly held by the founders, we had entered into a series of contractual arrangements with Shanghai Anbin, and its shareholders, which enabled us to (i) ultimately exercise effective control over such 50% equity interests of NIO New Energy, (ii) receive 50% of substantially all of the economic benefits and bear the obligation to absorb 50% of substantially all of the losses of NIO New Energy, and (iii) have an exclusive option to purchase all or part of the equity interests in Shanghai Anbin when and to the extent permitted by PRC laws, as a result of which we indirectly owned all or part of such 50% equity interests in NIO New Energy. Because of the ownership of 50% equity interests of NIO New Energy and these contractual arrangements, we were the primary beneficiary of NIO New Energy and hence consolidated its financial results as the VIE under U.S. GAAP. On March 31, 2021, NIO Co., Ltd., and Shanghai Anbin and each shareholder of Shanghai Anbin entered into a termination agreement pursuant to which each of the contractual agreements among Shanghai NIO, Shanghai Anbin and its shareholders terminated as of the date of the agreement. In addition, we have also entered into a series of contractual arrangements with Beijing NIO, and its shareholders that enable us to hold all the required Internet content provision service, or the ICP, and related licenses in China. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIE and Its Shareholders.”

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structures of NIO Co., Ltd. and the VIE in China do not result in any violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our subsidiary NIO Co., Ltd., the VIE and its shareholders governed by PRC laws will not result in any violation of PRC laws or regulations currently in effect. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and there can be no assurance that the PRC regulatory authorities will take a view that is consistent with the opinion of our PRC legal counsel. See “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations on Foreign Investment in China” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our business may be significantly affected by the newly enacted Foreign Investment Law.” It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or, if adopted, what they would provide.

If the ownership structure, contractual arrangements and businesses of our PRC subsidiaries or the VIE are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiaries or the VIE fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of such entities;
●	shutting down our servers or blocking our website, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and VIE;
●	imposing fines, confiscating the income from our PRC subsidiaries or the VIE, or imposing other requirements with which we or the VIE may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledge of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIE; or
●	restricting or prohibiting our use of the proceeds of any financing outside China to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of the VIE that most significantly impact their economic performance, and/or our failure to receive the economic benefits from the VIE, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP. Currently, Beijing NIO and Shanghai Anbin, the current and past consolidated VIEs, taking into account all of their respective business with or without foreign investment restrictions under PRC laws, did not contribute any external revenue to our total revenues in 2019, 2020 and 2021. As of December 31, 2020 and 2021, the consolidated VIEs did not have significant operations or any material assets or liabilities.

We rely on contractual arrangements with the VIE and its shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control.

We have relied on contractual arrangements with Shanghai Anbin and its shareholders to conduct a portion of our operations in China. On March 31, 2021, the contractual agreements with Shanghai Anbin and its shareholders were terminated. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIE and Its Shareholders” for more information. We have relied and expect to continue to rely on contractual arrangements with Beijing NIO and its shareholders to conduct a portion of our operations in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIE and Its Shareholders.” The shareholders of Beijing NIO may not act in the best interests of our company or may not perform their obligations under these contracts. If we had direct ownership of the VIE, or VIE, we would be able to exercise our rights as a shareholder to control the VIE to exercise rights of shareholders to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the contractual arrangements, we would rely on legal remedies under PRC law for breach of contract in the event that Beijing NIO and its shareholders did not perform their obligations under the contracts. These legal remedies may not be as effective as direct ownership in providing us with control over Beijing NIO.

If Beijing NIO or its shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. All of the agreements under our contractual arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal framework and system in China, particularly those relating to arbitration proceedings, are not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or face other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be negatively affected. See “Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Our ability to enforce the equity pledge agreements between us and the VIE’s shareholders may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreements between Shanghai Anbin and Beijing NIO, the current and past VIEs, and NIO Co., Ltd., our PRC subsidiary, and the respective shareholders of Shanghai Anbin and Beijing NIO, each shareholder of Shanghai Anbin and Beijing NIO agrees to pledge its equity interests in Shanghai Anbin and Beijing NIO to our subsidiary to secure Shanghai Anbin and Beijing NIO’s performance of its obligations under the relevant contractual arrangements. The equity interest pledges of shareholders of each of Beijing NIO and Shanghai Anbin under relevant equity pledge agreements have been registered with the relevant local branch of the SAMR. In addition, in the registration forms of the local branch of the SAMR for the pledges over the equity interests under the equity pledge agreements, the aggregate amount of registered equity interests pledged to NIO Co., Ltd. represents 100% of the registered capital of Shanghai Anbin and Beijing NIO. On March 31, 2021, equity pledge agreements among Shanghai NIO, Shanghai Anbin and its shareholders were terminated, and the deregistration of the equity interest pledges of shareholders of Shanghai Anbin under its equity pledge agreements that were previously registered with the relevant local branch of the SAMR was completed. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIE and Its Shareholders” for more information.

The equity pledge agreements with the VIE’s shareholders provide that the pledged equity interests shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of that VIE. However, a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which typically takes last priority among creditors.

The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Our founders, Bin Li and Lihong Qin, own 80% and 20%, respectively, of the equity interests in the VIEs, Shanghai Anbin and Beijing NIO. On March 31, 2021, the contractual agreements with Shanghai Anbin and its shareholders were terminated. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIE and Its Shareholders” for more information. As shareholders of Beijing NIO, they may have potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to effectively control the VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with Beijing NIO to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

Our contractual arrangements with the current and past VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the current or past VIEs owe additional taxes, which could negatively affect our financial condition.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between NIO Co., Ltd., our subsidiary in China, Shanghai Anbin and Beijing NIO, the current and past VIEs in China, and Shanghai Anbin and Beijing NIO’s shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Shanghai Anbin and Beijing NIO’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Shanghai Anbin and Beijing NIO for PRC tax purposes, which could in turn increase their tax liabilities without reducing NIO Co., Ltd.’s tax expenses. On March 31, 2021, the contractual agreements with Shanghai Anbin and its shareholders were terminated. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIE and Its Shareholders” for more information. However, we may face the material and adverse tax consequences described above with respect to our contractual agreements with Shanghai Anbin and its shareholders when such agreements were effective. In addition, if NIO Co., Ltd. requests the shareholders of Beijing NIO to transfer their equity interests in NIO Co., Ltd. at nominal or no value pursuant to the contractual agreements, such transfer could be viewed as a gift and subject NIO Co., Ltd. to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Beijing NIO for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if either of the current and past VIEs’ tax liabilities increase or if either is required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by the VIE that are material to the operation of our business if the VIE goes bankrupt or becomes subject to dissolution or liquidation proceedings.

As part of our contractual arrangements with the VIE, the entity may in the future hold certain assets that are material to the operation of our business. If the VIE goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIE may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If the VIE undergoes voluntary or involuntary liquidation proceedings, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Divestitures of businesses and assets may have a material and adverse effect on our business and financial condition.

We may undertake in the future, partial or complete divestitures or other disposal transactions in connection with certain of our businesses and assets, particularly ones that are not closely related to our core focus areas or might require excessive resources or financial capital, to help our company meet its objectives. These decisions are largely based on our management’s assessment of the business models and likelihood of success of these businesses. However, our judgment could be inaccurate, and we may not achieve the desired strategic and financial benefits from these transactions. Our financial results could be adversely affected by the impact from the loss of earnings and corporate overhead contribution/allocation associated with divested businesses.

Dispositions may also involve continued financial involvement in the divested business, such as through guarantees, indemnities or other financial obligations. Under these arrangements, performance by the divested businesses or other conditions outside of our control could affect our future financial results. We may also be exposed to negative publicity as a result of the potential misconception that the divested business is still part of our consolidated group. On the other hand, we cannot assure you that the divesting business would not pursue opportunities to provide services to our competitors or other opportunities that would conflict with our interests. If any conflicts of interest that may arise between the divesting business and us cannot be resolved in our favor, our business, financial condition, results of operations could be materially and adversely affected.

Furthermore, reducing or eliminating our ownership interests in these businesses might negatively affect our operations, prospects, or long-term value. We may lose access to resources or know-how that would have been useful in the development of our own business. Our ability to diversify or expand our existing businesses or to move into new areas of business may be reduced, and we may have to modify our business strategy to focus more exclusively on areas of business where we already possess the necessary expertise. We may sell our interests too early, and thus forego gains that we otherwise would have received had we not sold. Selecting businesses to dispose of or spin off, finding buyers for them (or the equity interests in them to be sold) and negotiating prices for what may be relatively illiquid ownership interests with no easily ascertainable fair market value will also require significant attention from our management and may divert resources from our existing business, which in turn could have an adverse effect on our business operations.

The Hong Kong Stock Exchange has granted us a waiver from strict compliance with the requirements in Paragraph 3(b) of Practice Note 15 to the Hong Kong Listing Rules such that we are able to list a subsidiary entity on the Hong Kong Stock Exchange within three years of the listing of our Class A ordinary shares on the Hong Kong Stock Exchange. While we currently do not have any plan with respect to any spin-off listing on the Hong Kong Stock Exchange, we may consider a spin-off listing on the Hong Kong Stock Exchange for one or more of our businesses within the three-year period subsequent to our listing in Hong Kong. The waiver granted by the Hong Kong Stock Exchange is conditional upon us confirming to the Hong Kong Stock Exchange in advance of any spin-off that it would not render our Company incapable of fulfilling the eligibility requirements under Rule 19C.05 of the Hong Kong Listing Rules based on the financial information of the entity or entities to be spun-off at the time of the listing of our Class A ordinary shares on the Hong Kong Stock Exchange (calculated cumulatively if more than one entity is spun-off).

Risks Related to Doing Business in China

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

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

On March 15, 2019, the National People’s Congress of China, or the NPC, promulgated the Foreign Investment Law, which has become effective on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. Since the Foreign Investment Law is newly enacted, uncertainties still exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether VIEs that are controlled via contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. There can be no assurance that our contractual arrangements will not be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations.

The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list” to be published. Because the “negative list” has yet been published, it is unclear as to whether it will differ from the 2021 Negative List currently in effect. The Foreign Investment Law provides that only foreign invested entities operating in foreign restricted or prohibited industries will require entry clearance and other approvals that are not required by PRC domestic entities or foreign invested entities operating in other industries. In the event that the VIE through which we operate our business is not treated as domestic investment and our operations carried out through such VIE are classified in the “restricted” or “prohibited” industry in the “negative list” under the Foreign Investment Law, such contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or dispose of such business.

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

The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear and uncertain. If the CSRC approval is required for any of our offshore listings and capital raising activities, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, such CSRC approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for our offshore listings and capital raising activities if such approval is required, or a rescission of such CSRC approval is obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in the PRC, restrictions or limitations on our ability to pay dividends outside of the PRC, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

Recently, the relevant PRC government authorities issued the Opinions, which called for the enhanced administration and supervision of overseas-listed China-based companies, proposed to revise the relevant regulation governing the overseas issuance and listing of shares by such companies and clarified the responsibilities of competent domestic industry regulators and government authorities. As of the date of this annual report, due to the lack of further clarifications or detailed rules and regulations, there are still uncertainties regarding the interpretation and implementation of the Opinions, including on China-based companies with a VIE structure. In addition, we cannot guarantee that new rules or regulations promulgated in the future pursuant to the Opinions will not impose any additional requirement on us. If it is determined that we are subject to any CSRC approval, filing, other governmental authorisation or requirements for our future offshore listings and capital raising activities, we may fail to obtain such approval or meet such requirements in a timely manner or at all, or completion could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our future offshore listings and capital raising activities, or a rescission of any such approval obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in the PRC, limit our ability to pay dividends outside of the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our future offshore listings and capital raising activities into the PRC, or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the proceeds of our shares.

On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Administration Provisions”) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Filing Measures”), both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and the Draft Filing Measures regulate the system, filing management and other related rules with respect to direct or indirect overseas issuance of listed and traded securities by “domestic enterprises.” Assuming the Draft Administration Regulations and the Draft Filing Measures become effective in their current forms, any of our offerings in the future may be subject to the filing with the CSRC. If we cannot complete such filing in a timely manner, our offerings may be materially effected. See “Item 4. Information on the Company—B. Business Overview—Regulations—M&A Rules and Overseas Listing.”

The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore listings or future capital raising activities before settlement and delivery of the proceeds hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our offshore listings or future capital raising activities, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval, filing or other requirements could materially and adversely affect our business, prospects, financial condition, reputation, and the proceeds of the shares.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulations on internet-related business, automotive businesses and other business carried out by our PRC subsidiaries and VIE.

We operate in the automotive and internet industry, both of which are extensively regulated by the PRC government. For example, the PRC government imposes foreign ownership restrictions and licensing and permit requirements for companies in the internet industry. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Investment in China” and “—Regulations on Value-added Telecommunications Services.” Manufacturing of our vehicles is subject to extensive regulations in China. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations and Approvals Covering the Manufacturing of New Energy Vehicles.” These laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations and furthermore, we cannot assure you that we have complied or will be able to comply with all applicable laws at all times. Consequently, we could face the risks of being subject to governmental investigations, orders by the competent authorities for rectification, administrative penalties or other legal proceedings.

Currently we rely on the contractual arrangements with Beijing NIO, the VIE, to hold an ICP license, and separately own the relevant domain names and trademarks in connection with our internet services and operate our website and mobile application through NIO Co., Ltd. Our internet services may be treated as a value-added telecommunications business. If so, we may be required to transfer the domain names, trademark and the operations of the internet services from NIO Co., Ltd. to Beijing NIO, and we may also be subject to administrative penalties. Further, any challenge to the validity of these arrangements may significantly disrupt our business, subject us to sanctions, compromise enforceability of our contractual arrangements, or have other harmful effects on us. It is uncertain if Beijing NIO or NIO Co., Ltd. will be required to obtain a separate operating license for certain services carried out by us through our mobile application in addition to the valued-added telecommunications business operating licenses for internet content provision services, and if Beijing NIO will be required to supplement our current ICP license in the future.

In addition, our mobile applications are also regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, promulgated by CAC, on June 28, 2016 and effective on August 1, 2016. According to the APP Provisions, the providers of mobile applications shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our mobile applications complies with the requirements of the APP Provisions at all times. If our mobile applications were found to be violating the APP Provisions, we may be subject to administrative penalties, including warning, service suspension or removal of our mobile applications from the relevant mobile application store, which may materially and adversely affect our business and operating results.

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

Several PRC regulatory authorities, such as the SAMR, the NDRC, the MIIT, and the MOFCOM, oversee different aspects of our operations, and we are required to obtain a wide range of government approvals, licenses, permits and registrations in connection with our operations. For example, certain filings must be made by automobile dealers through the information system for the national automobile circulation operated by the relevant commerce department within 90 days after the receipt of a business license. Furthermore, the NEV industry is relatively new in China, and the PRC government has not adopted a clear regulatory framework to regulate the industry. As some of the laws, rules and regulations that we may be subject to were primarily enacted with a view toward application to ICE vehicles, or are relatively new, there is significant uncertainty regarding their interpretation and application with respect to our business. For example, it remains unclear under PRC laws whether our charging vans need to be registered with related local traffic management authorities or obtain transportation operation licenses for their services, and whether we would be required to obtain any particular permit or license to be qualified to provide our charging services in cooperation with third-party charging stations. In addition, the PRC government may enact new laws and regulations that require additional licenses, permits, approvals and/or registrations for the operation of any of our existing or future business. As a result, we cannot assure you that we have all the permits, licenses, registrations, approvals and/or business license covering the sufficient scope of business required for our business or that we will be able to obtain, maintain or renew permits, licenses, registrations, approvals and/or business license covering sufficient scope of business in a timely manner or at all.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2021, most of our PRC subsidiaries and the VIE had not made appropriations to statutory reserves as our PRC subsidiaries and the VIE reported accumulated loss. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Dividend Distribution.” Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with the VIE in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “Risks Related to Our Corporate Structure—Our contractual arrangements with the current and past VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the current or past VIEs owe additional taxes, which could negatively affect our financial condition.” In addition, the incurrence of indebtedness by our PRC subsidiaries could result in operating and financing covenants and undertakings to creditors that would restrict the ability of our PRC subsidiaries to pay dividends to us.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. While we have entered into and may continue to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

Under PRC laws and regulations, we are permitted to utilize the proceeds of any financing outside China to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration, statutory limitations on amount and approval requirements. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange.” These PRC laws and regulations may significantly limit our ability to use Renminbi converted from the net proceeds of any financing outside China to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new VIEs in China. Moreover, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into a foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange.”

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

SAFE requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes certain material events. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange—Offshore Investment.”

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

Under SAFE regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Employment and Social Welfare—Employee Stock Incentive Plan.” We and our PRC resident employees who participate in our share incentive plans are subject to these regulations since we became a public company listed in the United States. If we or any of these PRC resident employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Taxation Administration, or the STA issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

We may not be able to obtain certain benefits under relevant tax treaties on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which became effective in January 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Taxation—PRC.” As of December 31, 2021, most of our subsidiaries and VIE located in the PRC reported accumulated loss and therefore they had no retained earnings for offshore distribution. In the future, we intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. Our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the relevant tax authority and we may not be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the STA issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7. Circular 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the STA issued Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or Circular 37, which came into effect on December 1, 2017 and was amended on June 15, 2018. Circular 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

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

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries and VIE have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiaries and VIE are members of our senior management team who have signed employment agreements with us or our PRC subsidiaries and VIE under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries and VIE. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries or VIE, we or our PRC subsidiaries or VIE would need to pass a new shareholders or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

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

Risks Related to Our ADSs and Class A Ordinary Shares

We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

The trading of our Class A ordinary shares on the Hong Kong Stock Exchange commenced on March 10, 2022 under the stock code “9866.” As a company listed on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Hong Kong Listing Rules, we are not subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the listing of our Class A ordinary shares on the Hong Kong Stock Exchange, we have applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Codes on Takeovers and Mergers and Shares Buy-backs issued by the SFC, or the Takeovers Codes, and the Securities and Futures Ordinance, or the SFO. As a result, we will adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

Our articles of association are specific to us and include certain provisions that may be different from the requirements under the Hong Kong Listing Rules and common practices in Hong Kong. In particular, in our amended articles of associations to be put forth in the first annual general meeting after the listing of our Class A ordinary shares on the Hong Kong Stock Exchange, or the First AGM, we refer to Relevant Period as the period commencing from the date on which any of our Class A ordinary shares first become secondary listed on the Hong Kong Stock Exchange to and including the date immediately before the day which the secondary listing is withdrawn from the Hong Kong Stock Exchange. For example, in order to comply with applicable Listing Rules, during the Relevant Period, (i) NIO Users Trust will not have any director nomination right; (ii) our Company shall have only one class of shares with enhanced or weighted voting rights; (iii) our directors shall not have the power to, amongst others, authorize share split or designate a new share class with enhanced or weighted voting rights; and (iv) certain restrictions on the weighted voting right structure, or WVR structure, of the Company under Chapter 8A of the Hong Kong Listing Rules shall be applicable, such as, amongst others, no further increase in the proportion of WVR shares, that only a director or a director holding vehicle is permitted to hold WVR shares and automatic conversion of WVR shares into Class A ordinary shares under certain circumstances.

Notwithstanding the above and at anytime after the Relevant Period, the provisions which are subject to the Relevant Period will continue to apply in the circumstances where the Company has a change of listing status on the Hong Kong Stock Exchange other than in the case where the secondary listing of the Company is withdrawn from the Hong Kong Stock Exchange pursuant to the applicable Hong Kong Listing Rules.

Given certain shareholder protection under the Hong Kong Listing Rules will only be applicable during the Relevant Period, our investors may be afforded less protection after the Relevant Period under our amended articles of association to be adopted in the First AGM as compared with other companies secondary listed in Hong Kong.

We may only cease to be secondary listed under Chapter 19C of the Hong Kong Listing Rules under one of the following situations:

●	withdrawal, in the case where we are primary listed on another stock exchange and voluntarily withdraw our secondary listing on the Hong Kong Stock Exchange;
●	migration of the majority of trading to the Hong Kong Stock Exchange’s markets, in the case where the majority of trading in our listed shares migrates to the Hong Kong Stock Exchange’s markets on a permanent basis;
●	primary conversion, i.e., our voluntary conversion to a dual-primary listing on the Hong Kong Stock Exchange;
●	overseas de-listing, where our shares or depositary receipts issued on our shares cease to be listed on the stock exchange which we are primary listed;
●	if the Hong Kong Stock Exchange cancels the listing of our securities; and
●	if Securities and Futures Commission of Hong Kong, or SFC directs the Hong Kong Stock Exchange to cancel the listing of our securities.

The scenarios under which we may cease to be secondary listed on the Hong Kong Stock Exchange are subject to the changing market conditions, our listing or de-listing in other jurisdictions, our compliance with the listing rules of the Hong Kong Stock Exchange and other factors beyond our control. As a result, there are substantial uncertainties relating to applicability of the shareholders’ rights and protection under the aforementioned provisions of our amended articles of association to be put forth in the First AGM particularly in the case where the Company de-lists from the Hong Kong Stock Exchange.

As we are listed as a Non-Grandfathered Greater China Issuer pursuant to Chapter 19C, our articles of association must comply with the requirements of the Hong Kong Listing Rules unless waived by the Hong Kong Stock Exchange. We will put forth resolutions to our shareholders at our first general meeting to be convened on or before August 31, 2022 to amend certain provisions of our articles in order to comply with the Hong Kong Listing Rules.

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our Class A ordinary shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Takeovers Codes and the SFO, which could result in us having to amend our corporate structure and articles of association and we may incur of incremental compliance costs.

If we change the listing venue of our securities, including delisting from either of New York Stock Exchange and Hong Kong Stock Exchange, you may lose the shareholder protection mechanisms afforded under the regulatory regimes of the applicable securities exchange.

As a company listed on New York Stock Exchange and Hong Kong Stock Exchange, we are subject to various listing standards and requirements that are aimed at protecting your rights as shareholders of our company, subject to certain permitted exceptions applicable to foreign companies. For example, after our listing on the Hong Kong Stock Exchange, our memorandum and articles of association requires that there should only be one class of shares with enhanced voting rights, and that certain reserved matters under the Hong Kong Listing Rules are required to be voted on a one vote per share basis at the general meetings. In the event that we reduce the number of shares in issue, the holders of WVR shares shall reduce their voting rights in the Company proportionately through a conversion of a portion of their Class C shares or otherwise. If we choose to change the listing venue of our securities, including delisting from either exchanges, you may lose the shareholder protection mechanisms afforded under the regulatory regimes of the applicable securities exchange. In particular, various factors will be taken into consideration by the Company in relation to the circumstances under which it may be considered not desirable or viable for the shares to remain listed on a certain stock exchange, such as the then regulatory environment of the listing venue, whether the additional compliance burden arisen by remaining listed in a particular stock exchange will be unduly burdensome for the Company to further its interest, realise its vision or implementing certain business plans.

The trading prices of our listed securities have been and are likely to continue to be, volatile, which could result in substantial losses to investors.

The trading prices of our listed securities have been and are likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, in 2021, the trading price of our ADSs ranged from a low of US$28.16 to a high of US$62.84. The trading price of our Class A ordinary shares, likewise, have been and may continue to be volatile for similar or different reasons. The market price for our listed securities may continue to be volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

●	actual or anticipated fluctuations in our quarterly results of operations and cash flows;
●	changes in financial estimates by securities research analysts;
●	conditions in automotive markets;
●	changes in the operating performance or market valuations of other automotive companies;
●	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;
●	addition or departure of key personnel;
●	fluctuations of exchange rates between RMB and the U.S. dollar;
●	litigation, government investigation or other legal or regulatory proceeding;
●	release of lock-up and other transfer restrictions on our Class A ordinary shares or ADSs, issuance of ADSs or ordinary shares upon conversion of the convertible notes we issued, or any ordinary shares or sales of additional ADSs;
●	any actual or alleged illegal acts of our shareholders or management;
●	any share repurchase program; and

●	general economic or political conditions in China or elsewhere in the world.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A ordinary shares and/or ADSs will trade.

In addition, the stock market in general, and the market prices for companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our Class A ordinary shares and/or ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our Class A ordinary shares and/or ADSs. Volatility or a lack of positive performance in our Class A ordinary shares and/or ADSs price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares and/or ADSs, the market price for our Class A ordinary shares and/or ADSs and trading volume could decline.

The trading market for our Class A ordinary shares and/or ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Class A ordinary shares and/or ADSs, the market price for our Class A ordinary shares and/or ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Class A ordinary shares and/or ADSs to decline.

Our multi-class voting structure will limit the holders of our Class A ordinary shares and ADSs to influence corporate matters, provide certain shareholders of ours with substantial influence and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We had historically adopted a triple-class voting structure such that our ordinary shares consisted of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Upon the listing of our Class A ordinary shares on the Hong Kong Stock Exchange, all of our Class B ordinary shares, which used to be beneficially owned by Tencent entities, namely, Image Frame Investment (HK) Limited and Mount Putuo Investment Limited, were converted to Class A ordinary shares pursuant to the conversion notice delivered by the relevant shareholders. Currently, our ordinary shares consist of Class A ordinary shares and Class C ordinary shares. Holders of Class A ordinary shares and Class C ordinary shares have the same rights other than voting and conversion rights. Each holder of our Class A ordinary shares is entitled to one vote per share, and each holder of our Class C ordinary shares is entitled to eight votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class C ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Each Class C ordinary share is convertible into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class C ordinary shares under any circumstances. Upon any transfer of Class C ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class C ordinary shares are automatically and immediately converted into the equal number of Class A ordinary shares.

As of the date of this annual report, Mr. Bin Li, our founder, chairman and chief executive officer, together with his affiliates, beneficially own all of our issued Class C ordinary shares. Due to the disparate voting powers associated with our multi classes of ordinary shares, Mr. Li has considerable influence over important corporate matters. As of March 31, 2021, Mr. Li beneficially owned over 40% of the aggregate voting power of our company through mobike Global Ltd. and Originalwish Limited, companies wholly owned by Mr. Li, and through NIO Users Limited, a holding company ultimately controlled by Mr. Li. Mr. Li has considerable influence over matters requiring shareholder approval, including electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit the ability of the holders of our Class A ordinary shares and ADSs to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transaction, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price. Moreover, Mr. Li may increase the concentration of his voting power and/or share ownership in the future, which may, among other consequences, decrease the liquidity in our Class A ordinary shares and ADSs.

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

The sale or availability for sale of substantial amounts of our Class A ordinary shares and/or ADSs could adversely affect their market price.

Sales of substantial amounts of our Class A ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A ordinary shares and/or ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A ordinary shares and/or ADSs. In addition, certain holders of our existing shareholders are entitled to certain registration rights, including demand registration rights, piggyback registration rights, and Form F-3 or Form S-3 registration rights. Registration of these shares under the Securities Act of 1933, or the Securities Act, would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our Class A ordinary shares and/or ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future, the holders of our Class A ordinary shares and/or ADSs must rely on price appreciation of our Class A ordinary shares and/or ADSs for return on their investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A ordinary shares and/or ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return to ADS holders will likely depend entirely upon any future price appreciation of our Class A ordinary shares and/or ADSs. There is no guarantee that our Class A ordinary shares and/or ADSs will appreciate in value or even maintain the price at which Class A ordinary shares and/or ADS holders purchased the Class A ordinary shares and/or ADSs. Our Class A ordinary shares and/or ADS holders may not realize a return on their investment in our Class A ordinary shares and/or ADSs and they may even lose their entire investment in our Class A ordinary shares and/or ADSs.

The capped call and zero-strike call transactions may affect the value of our Class A ordinary shares and/or ADSs.

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

Although the law in this regard is not entirely clear, we treat the VIE as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities, and as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon our current and expected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the nature and composition of our income and assets. Fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs or Class A ordinary shares, which may be volatile. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. If we were to be or become a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holders.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our twelfth amended and restated memorandum and articles of association contain provisions that have the potential to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, rights and terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A ordinary shares and/or ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

Our shareholders may face difficulties in protecting their interests, and ability to protect their rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our twelfth amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Pursuant to Sections 303A.01, 303A.04, 303A.05, 303A.07 and 302.00 of the New York Stock Exchange Listed Company Manual, a company listed on the New York Stock Exchange must have a majority of independent directors, a nominating and corporate governance committee composed entirely of independent directors, a compensation committee composed entirely of independent directors and an audit committee with a minimum of three members, and must hold an annual shareholders’ meeting during each fiscal year. We currently follow our home country practice in lieu of these requirements. We may also continue to rely on these and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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

Holders of our ADSs will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement, dated as of September 11, 2018 by and among NIO Inc., Deutsche Bank Trust Company Americas, as ADS depositary, and the holders and beneficial owners of the ADSs issued thereunder and the deposit agreement for restricted securities, dated as of February 4, 2019 by and among NIO Inc., Deutsche Bank Trust Company Americas, as depositary, and the holders and beneficial owners of the restricted ADSs issued thereunder (each, as the context requires and applicable to a particular ADS holder, the “deposit agreement”). Under the deposit agreement, ADS holders must vote by giving voting instructions to the depositary. If we ask for instructions of ADS holders, then upon receipt of such voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for instructions of ADS holders, the depositary may still vote in accordance with instructions given by holders of ADSs, but it is not required to do so. ADS holders will not be able to directly exercise their right to vote with respect to the underlying shares unless they withdraw the shares. When a general meeting is convened, an ADS holder may not receive sufficient advance notice to withdraw the shares underlying his or her ADSs to allow such holder to vote with respect to any specific matter. If we ask for instructions of holders of ADSs, the depositary will notify ADS holders of the upcoming vote and will arrange to deliver our voting materials to ADS holders. We have agreed to give the depositary at least 30 days’ prior notice of shareholders’ meetings. Nevertheless, we cannot assure you that ADS holders will receive the voting materials in time to ensure that ADS holders can instruct the depositary to vote their shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out ADS holders’ voting instructions. This means that an ADS holder may not be able to exercise the right to vote and may have no legal remedy if the shares underlying his or her ADSs are not voted as such holder requested.

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

The depositary of our ADSs has agreed to pay the ADS holders the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. Our ADS holders will receive these distributions in proportion to the number of Class A ordinary shares the underlying ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, Class A ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Class A ordinary shares, rights or anything else to holders of ADSs. This means that our ADS holders may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to the ADS holders. These restrictions may cause a material decline in the value of our ADSs or Class A ordinary shares.

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

We may need additional capital, and the sale of additional Class A ordinary shares and/or ADSs or other equity securities could result in additional dilution to our shareholders, and the incurrence of additional indebtedness could increase our debt service obligations.

We may require additional cash resources due to changed business conditions, strategic acquisitions or other future developments. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The sale of substantial amounts of our Class A ordinary shares and/or ADSs (including upon conversion of our convertible notes) could dilute the interests of our shareholders and ADS holders and adversely impact the market price of our Class A ordinary shares and/or ADSs. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Future sales or issuances, or perceived future sales or issuances, of substantial amounts of our ordinary shares or ADSs could adversely affect the price of our Class A ordinary shares and/or ADS.

If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of our outstanding stock options, the market price of our Class A ordinary shares and/or ADSs could fall. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. Ordinary shares held by our existing shareholders may be sold in the public market in the future subject to the restrictions contained in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. If any existing shareholder or shareholders sell a substantial amount of ordinary shares after the expiration of the applicable lock-up periods, the prevailing market price for our Class A ordinary shares and/or ADSs could be adversely affected.

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

As a public company listed in the United States and Hong Kong, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, rules subsequently implemented by the SEC and the New York Stock Exchange and the Hong Kong Listing Rules impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

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

The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our Class A ordinary shares and/or ADSs.

We are subject to Hong Kong and NYSE listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and NYSE have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class A ordinary shares and our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our Class A ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Class A ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of our ADSs may not be indicative of the trading performance of our Class A ordinary shares after the listing of our Class A ordinary shares on the Hong Kong Stock Exchange.

Exchange between our Class A ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.

Our ADSs are currently traded on NYSE. Subject to compliance with U.S. securities law and the terms of the Deposit Agreement, holders of our Class A ordinary shares may deposit Class A ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also surrender ADSs and withdraw the underlying Class A ordinary shares represented by the ADSs pursuant to the terms of the Deposit Agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class A ordinary shares on the Hong Kong Stock Exchange and our ADSs on NYSE may be adversely affected.

The time required for the exchange between Class A ordinary shares and ADSs might be longer than expected and investor might not be able to settle or effect any sale of their securities during this period, and the exchange of Class A ordinary shares into ADSs involves costs.

There is no direct trading or settlement between the NYSE and the Hong Kong Stock Exchange on which our ADSs and our Class A ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances or other factors may delay the deposit of Class A ordinary shares in exchange for ADSs or the withdrawal of Class A ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange for Class A ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate. Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Class A ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange Class A ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

ITEM 4.       INFORMATION ON THE COMPANY

A.          History and Development of the Company

We were founded in November 2014, as Nextev Inc., which was changed to our current name NIO Inc. in July 2017. Significant milestones in our development since 2021 include the following:

●	In January 2021, we issued US$750 million aggregate principal amount of 0.00% convertible senior notes due 2026, or the 2026 Notes, and US$750 million aggregate principal amount of 0.50% convertible senior notes due 2027, or the 2027 Notes. The 2026 Notes and the 2027 Notes are unsecured debt. Shortly after the pricing of the 2026 Notes and the 2027 Notes, we entered into separate and individually privately negotiated agreements with certain holders of our outstanding 2024 Notes to exchange approximately US$581.7 million principal amount of the outstanding 2024 Notes for ADSs (each, a “2024 Notes Exchange” and collectively, the “2024 Notes Exchanges”). The 2024 Notes Exchanges closed on January 15, 2021. In connection with the 2024 Notes Exchanges, we also entered into agreements with certain financial institutions that are parties to our existing capped call transactions (which we had entered into in February 2019 in connection with the issuance of the 2024 Notes) shortly after the pricing of the 2026 Notes and the 2027 Notes to terminate a portion of the relevant existing capped call transactions in a notional amount corresponding to the portion of the principal amount of such 2024 Notes exchanged. In connection with such terminations of the existing capped call transactions, we received deliveries of ADSs in such amounts as specified pursuant to such termination agreements on January 15, 2021. Shortly after the consummation of the 2024 Notes Exchanges, we also terminated a portion of the zero-strike call option transactions (which we had entered into in February 2019 in connection with the issuance of the 2024 Notes).
●	In May 2021, we entered into renewed manufacturing agreements regarding the joint manufacturing of NIO vehicles and related fee arrangements with JAC and Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd., or Jianglai. Pursuant to the renewed joint manufacturing arrangements, from May 2021 to May 2024, JAC will continue to manufacture the ES8, ES6, EC6, ET7 and potentially other NIO models in the pipeline.
●	In September 2021, we, through one of our wholly-owned subsidiaries, purchased from one of the Hefei Strategic Investors an aggregate of 1.418% equity interests in NIO China and subscribed for certain newly increased registered capital of NIO China. As a result of these transactions, as of the date of this annual report, the registered capital of NIO China is approximately RMB6.429 billion, and we hold 92.114% controlling equity interests in NIO China.
●	In November 2021, we completed an at-the-market offering of 53,292,401 ADSs and raised gross proceeds of US$2 billion, before deducting commissions paid to the distribution agents of approximately US$26 million and certain offering expenses.
●	In January 2022, we notified holders of 2024 Notes that pursuant to the 2024 Notes Indenture dated as of February 4, 2019 by and between us and The Bank of New York Mellon, as trustee, each holder has the right, at the option of such holder, to require us to repurchase all of such holder’s 2024 Notes or any portion thereof that is an integral multiple of US$1,000 principal amount for cash on February 1, 2022. The opportunity for holders of 2024 Notes to exercise the repurchase right commenced at 9:00 a.m., New York City time on January 3, 2022, and terminated at 5:00 p.m., New York City time, on Friday, January 28, 2022. Based on information from The Bank of New York Mellon as the paying agent for 2024 Notes, none of 2024 Notes were surrendered for repurchase. The aggregate amount of the Repurchase Price is nil.
●	On March 10, 2022, our Class A ordinary shares commenced trading, by way of introduction, on the Main Board of the Hong Kong Stock Exchange under the stock code “9866” in board lots of 10 Class A ordinary shares, and the stock short name is “NIO-SW”. Our ADSs remain primarily listed and traded on the New York Stock Exchange. The Class A ordinary shares listed on the Main Board of the Hong Kong Stock Exchange are fully fungible with the ADSs listed on the NYSE.
●	We have applied for secondary listing by way of introduction on the Main Board of SGX-ST, and the application is undergoing review by SGX-ST as of the date of the annual report.

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

B.Business Overview

Our Chinese name, Weilai (蔚来), which means Blue Sky Coming, reflects our commitment to a more environmentally friendly future.

We are a pioneer and a leading company in the premium smart electric vehicle market. We design, develop, jointly manufacture, and sell premium smart electric vehicles, driving innovations in autonomous driving, digital technologies, electric powertrains and batteries. We differentiate ourselves through our continuous technological breakthroughs and innovations, such as our industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as our proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS.

We introduced the EP9 supercar in 2016, which was then the fastest electric vehicle, setting the Nurburgring Nordschleife all-electric vehicle lap record. In December 2017, we launched the ES8, which is a six- or seven-seater flagship premium smart electric SUV. Subsequently, we launched the award-winning ES6, a five-seater high-performance premium smart electric SUV, in December 2018, and the EC6, a five-seater premium smart electric coupe SUV, in December 2019, followed by the ET7, a flagship premium smart electric sedan, in January 2021. In December 2021, we launched the ET5, a mid-size premium smart electric sedan.

Our vehicles have been well-received by consumers. In 2021, we delivered 91,429 vehicles, including 20,050 ES8s, 41,474 ES6s and 29,905 EC6s.

Our Vehicles

We design, develop, jointly manufacture and sell our vehicles in the premium smart electric vehicle market. We currently sell our diversified product offerings in China and Norway and plan to expand into more global markets in the near future to capture the fast-growing EV demand.

*The delivery of ET5 is expected to commence in September 2022.

**Represent NEDC range for ES8, ES6 and EC6, and CLTC range for ET7 and ET5.

***150 kWh battery is expected to be available in the fourth quarter of 2022.

****Represent configurations of performance versions

ES8

The ES8 is a flagship mid-large smart electric SUV.

In December 2017, we launched the ES8, which is equipped with our proprietary electric powertrain. The ES8 can accelerate from zero to 100 kph in 4.4 seconds and brake from 100 kph to a complete stop in 33.8 meters. The ES8 offers six-seater and seven-seater configurations.

In December 2019, we launched the all-new ES8 with more than 180 product improvements. With a combination of a 160 kW permanent magnet motor and a 240 kW induction motor, it can accelerate from zero to 100 kph in 4.9 seconds. With the Standard Range Battery, Long Range Battery and Ultra-long Range Battery, the all-new ES8’s NEDC range reaches up to 450 km, 580 km and 850 km, respectively. The all-new ES8 was awarded the five-star safety rating by C-NCAP (Chinese New Car Assessment Program) and Euro-NCAP (European New Car Assessment Program).

ES6

The ES6 is a mid-size smart electric SUV.

The ES6 is the world’s first SUV equipped with a combination of a permanent magnet motor (160 kW) and an induction motor (240 kW). It can accelerate from zero to 100 kph in 4.7 seconds and brake from 100 kph to a complete stop in 33.9 meters. With the Standard Range Battery Pack, Long Range Battery Pack and Ultra-long Range Battery, the ES6’s NEDC range reaches up to 465 km, 610 km and 900 km, respectively.

EC6

The EC6 is a mid-size smart electric coupe SUV.

Powered by an electric powertrain of a 160 kW permanent magnet motor and a 240 kW induction motor and a 0.26 drag coefficient driven by its dynamic fastback silhouette, the EC6 is capable of accelerating from zero to 100 kph in 4.5 seconds. It also features a 2.1 square meter panoramic all-glass roof. With the Standard Range Battery, Long Range Battery and Ultra-long Range Battery, the EC6’s NEDC range reaches up to 475 km, 615 km and 910 km, respectively.

ET7

The ET7 is a flagship mid-large smart electric sedan.

Boasting a high-efficiency electric powertrain featuring a front 180 kW permanent magnet motor with SiC power module and a rear 300 kW induction motor, together with a 0.208 ultra-low drag coefficient, the ET7 is designed to further improve its energy efficiency and accelerate from zero to 100 kph in 3.8 seconds and brake from 100 kph to a complete stop in 33.5 meters. The ET7 is engineered to meet both five-star Chinese and European New Car Assessment Program safety standards. It applies Karuun® renewable rattan for a green and natural experience. The ET7 features NIO’s latest NAD including NIO Adam, our super computing platform, and NIO Aquila, our super sensing system. With the Standard Range Battery, Long Range Battery and the Ultra-long Range Battery, the ET7’s CLTC range reaches up to 550 km, 705 km and 1,000 km, respectively. We have started the delivery of the ET7 in March 2022.

ET5

The ET5 is a mid-size smart electric sedan.

With a 0.24 drag coefficient and a high-efficiency electric powertrain, featuring a front 150 kW induction motor and a rear 210 kW permanent magnet motor with SiC power module, the ET5 accelerates from 0 to 100 km/h in 4.3 seconds, and brakes from 100km/h to a complete stop in 33.9 meters. It is engineered for five-star Chinese and European New Car Assessment Program safety standards. The ET5 explores state-of-the-art material technologies and low-carbon and recycling materials, including Clean+ innovative sustainable materials. In addition to our latest NAD, it comes with PanoCinema with AR/VR-native design. With the Standard Range Battery, Long Range Battery, and Ultra-long Range Battery, the ET5’s CLTC range is expected to reach up to 550 km, 700 km and 1,000 km, respectively. We estimate to start delivery of the ET5 in September 2022.

Our Key Technological Breakthroughs and Innovations

Since our inception, we have continued to innovate with the goal of consistently creating the most worry-free and convenient experience for our users. Our technological breakthroughs and innovations differentiate us from our peers, creating better user experiences and enhancing our users’ confidence in us.

Battery swapping and BaaS

Since our introduction of the ES8 in 2017, all of our smart electric vehicles have been equipped with proprietary battery swapping technologies, providing our users with a “chargeable, swappable, upgradable” experience. In 2020, we launched the industry-first Battery as a Service, or BaaS, an innovative model which allows users to purchase electric vehicles and subscribe for the usage of batteries separately. BaaS enables our users to benefit from lower vehicle purchase prices, flexible battery upgrade options and assurance of battery performance.

●	Battery swapping. Supported by over 1,200 patented technologies, all of our vehicles support battery swapping. It provides our users with convenient “recharging” experiences by simply swapping the user ’s battery for another one within minutes. In addition, it enables users to enjoy the benefits of battery technology advancements with upgrade options. Our Power Swap station 2.0, which began deployment in April 2021, significantly increases our service capacity by shortening the battery swapping time to under three minutes and carrying up to 13 batteries. As of December 31, 2021, we had 777 Power Swap stations covering urban areas and expressways across 183 cities in China, through which we had completed over 5.5 million battery swaps cumulatively.
●	BaaS. Enabled by vehicle-battery separation and battery subscription, BaaS decouples the battery price from the purchase price of a vehicle and allows users to subscribe for battery usage separately. Under the BaaS, we sell a battery to the Battery Asset Company, and the user subscribes for the usage of the battery from the Battery Asset Company. If users opt to purchase a NIO vehicle and subscribe for the battery under BaaS, they can enjoy a deduction off the original vehicle purchase price while paying a monthly subscription fee for the battery. NIO users are able to enjoy permanent or flexible upgrades to batteries with higher capacities or other future battery options with an additional fee as the battery technologies evolve.

Autonomous driving and ADaaS

We believe that autonomous driving is the core of smart electric vehicles and it has been our focus from day one. We are one of the first companies in China to offer enhanced ADAS capabilities. NIO Pilot, our proprietary enhanced ADAS, is now equipped with Navigate on Pilot, or NOP. NOP is able to guide a vehicle on and off ramps, overtake, merge lanes and cruise according to planned routes in highways and urban expressways. In January 2021, we announced NIO Autonomous Driving, or NAD, our next generation, proprietary full stack autonomous driving technology. We have built up the NAD capability with in-house developed perception algorithms, localization, control strategy and platform software. The technology comprises a super computing platform called NIO Adam and a super sensing system called NIO Aquila. NAD is expected to gradually cover use cases from expressways, urban roads, parking, battery swapping to other domains to deliver a safer and more relaxing autonomous driving experience for our users and is first available on the ET7. We plan to roll out NAD through a monthly subscription under Autonomous Driving as a Service, or ADaaS, in the future.

Research and Development

We have strategically focused on building in-house capabilities in software and hardware development to control the design and development of the vehicle software and hardware architecture and the critical components that go into our products and services to deliver an optimal experience for our users. Our proprietary technologies, including battery swapping, autonomous driving, digital technologies, electric powertrain, battery and software-driven technologies, among others, differentiate us from our competitors. Our capabilities have given us greater flexibility to continually improve our current products and allow us to launch new products more rapidly. By integrating these industry-leading technologies, all our vehicles can create a relaxing, interactive, intelligent and immersive experience for our users.

Autonomous Driving

We believe that autonomous driving is the core of smart electric vehicles and it has been our focus from day one. We have gradually built up our full stack in-house autonomous driving capabilities and successfully delivered competitive products including NIO Pilot, our enhanced ADAS. We are also about to roll out our industry-leading NIO Autonomous Driving, or NAD, to our users.

We are one of the first companies in China to offer enhanced ADAS capabilities. The NIO Pilot hardware consists of 23 sensors, including a front-facing trifocal camera, four exterior surround cameras, five millimeter-wave radars, 12 ultrasonic sensors, and an interior driver monitoring camera. NIO Pilot has a built-in algorithm that leverages data across the entire vehicle fleet for fleet learning and crowd AI analysis, and runs new features under the shadow mode without materially impacting driver safety or vehicle operation. This allows us to fully test and validate the features before releasing them to the users. Our smart data management system can enable us to validate and improve algorithms using millions of miles of empirical data.

As of December 31, 2021, we have successfully rolled out many industry-leading features for NIO Pilot, including NOP (Navigate on Pilot), shiftless automatic parking assist with fusion, nearby summon, forward collision warning, automatic emergency braking, automatic high beam, auto lane change, lane departure warning, blind spot detection, front and rear cross-traffic alert, side door opening warning, and side distance indication. We plan to improve the existing features and roll out more features of the NIO Pilot going forward.

In January 2021, we announced NIO Autonomous Driving, or NAD, our next generation, proprietary full stack autonomous driving technology. We have built up the NAD capability with in-house developed perception algorithms, localization, control strategy and platform software. The technology comprises a super computing platform called NIO Adam and a super sensing system called NIO Aquila. NIO Adam’s core is made up of four NVIDIA DRIVE Orin SoCs, while NIO Aquila features 33 high-performance sensing units, including 11 high- resolution cameras, one ultra-long-range high-resolution LiDAR, five millimeter-wave radars and 12 ultrasonic sensors. NAD is expected to gradually cover use cases from expressways, urban roads, parking, battery swapping to other domains to deliver a safer and more relaxing autonomous driving experience for our users. We plan to roll out NAD through a monthly subscription under ADaaS in the future.

Digital Technologies

Digital Cockpit

Our digital cockpit has an AI-driven, scalable and flexible architecture that presents users with an intelligent and immersive digital experience. The ES8, ES6 and EC6 adopts NVIDIA PARKER SoC while the ET7 and the ET5 use the 3rd Generation Qualcomm® Snapdragon™ Automotive Cockpit Platform for in-car digital cockpit. Inside our digital cockpit, NOMI, our in-car AI companion, can listen to, communicate and interact with users to build a strong emotional connection between vehicles and users. Inspired by the concept of mobile living space, we plan to deliver PanoCinema, a panoramic digital cockpit with AR and VR capabilities, to our users in the future. We have built flexibility into our digital cockpit, so that we can continue to update the NIO Operating System, or NIO OS, with new features and applications through software-over-the-air, or SOTA, updates.

At our third NIO Day, we launched our second-generation NOMI with an AMOLED full-circular display. At our fourth NIO Day, we launched our second-generation smart cockpit, boosting capabilities such as AI computing and image and media processing by a large margin. At our fifth NIO Day, we launched PanoCinema with AR and VR capabilities to further improve the in-cabin experience.

We also introduced NIO OS for European users in the second half of 2021, which provides customizations and upgrades appropriate for a broader user base.

Digital System

Digital system is the foundation for us to achieve continuous upgrade, the digital platform for building our own proprietary software and algorithms and the security system for deep reassurance.

We are one of the first auto companies in China that have both FOTA and SOTA capabilities. FOTA updates enable us to upgrade the operating firmware down to the individual programmable Electronic Control Unit level across the vehicle’s core systems, such as digital cockpit, autonomous driving domain controller and electric powertrain. FOTA and SOTA technologies allow us to fix bugs and remotely install new features and services after a vehicle has already been delivered to users, reduce the cost and time of marketing new feature roll-outs and continuously improve the user experience throughout the lifecycle.

On top of our proprietary software architecture and cloud data platform, NVOS (NIO Vehicle Operating System), our vehicle digital system, has what we believe to be the industry-leading connectivity and remote service capabilities with an end-to-end security framework. It features comprehensive connectivity capabilities, including smart antenna, 5G, UWB (ultra-wideband), Wi-Fi 6, 5.2 Bluetooth and V2X (vehicle-to-everything), and offers 360-degree and multi-dimensional cyber security capabilities to protect user privacy and safety. It enables a superior driver and passenger experience by syncing vehicle settings, user preferences and user accounts and offering instant remote vehicle diagnostics with respect to faults, alerts and logs to our service and maintenance team. In addition, we have been dedicated to safeguarding vehicle cybersecurity. In January 2022, we were certified under UN Regulation No. 155 (UN-R155) on the cybersecurity management system (CSMS), which makes us the first company in China and one of the first in the world to be certified as compliant with this regulation.

Utilizing our NIO Technology Platform 2.0, the NVOS will boast a common SOA (service- oriented architecture) middleware across multiple MCUs (micro-controller unit) and the gateway, providing flexibility and efficiency for vehicle software development and achieving great feature competitiveness and AI-driven user experiences.

With our globalization efforts to expand to more markets, we plan to localize connectivity services in line with different laws and regulations in various regions, including the General Data Protection Regulation.

Electric Powertrain and Battery

Electric Powertrain

Starting from our first product, we have designed, developed and manufactured our own proprietary electric powertrains in-house.

Our electric powertrains are designed specifically for NIO’s vehicles, and through FOTA, we are able to continue to improve and update, and adjust according to our users’ driving behavior. Enabled by in-house R&D capabilities, our dual-motor configuration offers a variety of electric motors, including 240 kW induction motor, 160 kW permanent magnet motor, 180 kW permanent magnet motor, 300 kW induction motor, 150 kW induction motor and 210 kW permanent magnet motor.

The new-generation electric powertrain will feature Silicon Carbide power modules which can minimize the switching loss compared with insulated gate bipolar transistor. It can improve supply efficiency with simpler cooling measures and reduce the size of peripheral components due to higher frequency operation.

Battery

We are committed to the research, development and innovations in battery technologies. Our batteries are based on high energy density battery cells, advanced battery management system and proprietary swapping mechanism. In particular, our battery management system provides real-time monitoring of the vehicle insulation status and features a comprehensive fault diagnosis mechanism to ensure the safety and reliability of battery use.

Currently, we offer two battery options: Standard Range Battery and Long Range Battery. The Standard Range Battery currently on offer is a 75 kWh cell-to-pack battery with hybrid LFP/NCM cells, which is equipped with advanced software and hardware systems of thermal management and SoC (State of Charge) estimation. It can achieve better range performance in low temperature and more accurate SoC (State of Charge) estimation compared to the traditional LFP battery. With proprietary patents, the 100 kWh long range cell-to-pack battery features thermal propagation prevention, highly integrated design, all-climate thermal management and bi-directional cloud BMS (battery management system). In January 2021, we announced the 150 kWh Ultra-long Range Battery with the next generation battery technology. We plan to start delivering the 150 kWh Ultra-long Range Battery in the fourth quarter of 2022.

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

Worldwide Research and Development Footprint

We have strategically located our offices in locations where we believe we will have access to the best talent. Our global R&D center for production models is located in Shanghai, our global design center is in Munich and our global R&D center for autonomous driving is located in San Jose.

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

NIO App

NIO app, our mobile application, is designed to be a portal not only for selling vehicles where users can place orders for and configure all NIO vehicles, but also for vehicle control, service access and NIO Life product purchase, and most importantly, an online platform for our user community.

NIO House and NIO Space

NIO Houses and NIO Spaces serve as the offline channels for us to reach out to and serve our users, as well as the offline platforms for NIO user community.

NIO Houses have showroom functions while serving as a clubhouse for our users and their friends. We opened our first NIO House in Beijing in November 2017. As of December 31, 2021, we had 37 NIO Houses in total, mainly in tier-one and tier-two cities in China.

NIO Spaces are mainly showrooms for our brand, vehicles and services. Compared with NIO Houses, NIO Spaces are generally smaller in scale, more delicate and sales-focused. We opened our first NIO Space in Shanghai in August 2019. As of December 31, 2021, we had 321 NIO Spaces in 142 cities in China.

NIO Day and NIO Events

Our annual NIO Day is an event jointly hosted by NIO and our users where we launch our new products and technologies and celebrate the user community.

In December 2017 in Beijing, we held our first NIO Day and launched the ES8. In December 2018 in Shanghai, we held our second NIO Day and launched the ES6. In December 2019 in Shenzhen, we held the third NIO Day and launched the EC6 and the all-new ES8. In January 2021 in Chengdu, we held the fourth NIO Day and launched the ET7. In December 2021, we held the fifth NIO Day and launched the ET5 in Suzhou. Our users have taken the lead in the planning and organization of the recent NIO Days. We believe that NIO Day gives us an opportunity to interact with our current and prospective users while providing us with more publicity and brand awareness. In addition, we organized various online and offline activities in the NIO user community, such as EP Club, NIO Summer, NIO User Volunteers and NIO User Clubs.

Formula E

We sponsor a Formula E team currently named as NIO 333, which is a racing team that competes in the Fédération Internationale de l’Automobile, or FIA, Formula E championship electric racing series. The team, previously operated by us under other names, has participated in the FIA Formula E Championship ever since its inaugural season (2014) and had won the inaugural FIA Formula E Drivers Championship title. NIO 333 Formula E team currently competes in the 2021-22 FIA Formula E World Championship with our company as its primary sponsor.

NIO Life

We have established our lifestyle brand NIO Life, which has an online store on NIO app where users can purchase NIO lifestyle products. The product categories include apparels, home and living, travel and bags, consumer electronics, car life, food and wines. Since we launched our online store in December 2016, over 5 million NIO Life items have been delivered to our users through online and offline channels as of December 31, 2021.

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

NIO Users Trust

In conjunction with our pursuit of being a user enterprise and with the goal of building a deeper connection between NIO and our users, Mr. Bin Li, our chairman of the board of directors and chief executive officer, transferred a certain amount of his ordinary shares to NIO User Trust in January 2019. Our users have the opportunity to discuss and propose the use of the economic benefits from the shares in NIO User Trust through a User Council consisting of members of our user community elected by our users. The User Council helps coordinate user activities in our community. According to the articles of association of NIO Users Trust, incomes and proceeds derived from the trust assets shall be mainly used for the following purposes: (i) environmental protection and sustainable development, (ii) NIO Users community care projects, (iii) community activities promoting common growth of Users and other necessary projects, and (iv) operational expenses of the Users Trust.

Our Power Solutions

We offer a comprehensive and innovative suite of power solutions to address the charging and swapping needs of our users. Our power solutions include home charging called Power Home, battery swapping called Power Swap, supercharging piles called Power Charger, and mobile charging called Power Mobile, all of which are connected to cloud-enabled Power Cloud, which synchronizes users’ power consumption information and our power network, and intelligently suggests the appropriate services, according to the users’ locations and power consumption patterns. Our users not only get to check the availability of charging and swapping resources of NIO’s own network, but also have access to a network of public chargers and their real-time information through the Power Map on our NIO app. In addition, we offer our users our One Click for Power valet service where we pick up, charge and then return the vehicle. Our goal is to provide the most convenient power solutions to our users.

Power Home

Through Power Home, we install home chargers at our users’ homes whenever the installation is feasible. Currently we are offering our users standard smart home chargers and high-speed smart home chargers.

Power Swap

All of our vehicles support battery swapping. Our Power Swap station 1.0 has a typical size of approximately three parking spaces and accommodates five batteries. Once a vehicle is parked in the swap station and the swap function is activated, battery swapping will take place within minutes. The Power Swap station 2.0, which began deployment in April 2021, is designed to accommodate up to 13 batteries to substantially boost the daily service capacity of the battery swap stations.

We plan to further enhance the efficiency of the battery swap stations and to strategically deploy more swap stations in selected geographical areas to ensure consistent optimal battery swap experience for our users as the number of our vehicles sold grows.

Power Charger

Through Power Charger, our supercharging piles, we provide our users a fast and reliable power solution. Users are able to locate, use and pay for the charging through our NIO app. Our Power Chargers are of a slim design and are located in parking lots and other locations easily accessible to our users.

As of December 31, 2021, we had 3,404 Power Chargers in operation, covering 163 major cities in China. We plan to further enhance the efficiency and expand the deployment of our Power Chargers to cater to the growing user demand.

Power Mobile

Through Power Mobile, we provide charging services through fast charging vans with our proprietary fast-charging technologies, supplementing our swapping and charging network. Users are able to book Power Mobile services in advance through our NIO app.

As of December 31, 2021, we had 318 Power Mobile vans in operation. We regularly adjust the deployment of Power Mobile vans in China based on our user distribution and user needs and plan to improve the efficiency of these NIO Power Mobile vans to create better experiences for users.

Power Map

In addition to our own swapping and charging network, our users have access to a network of public chargers and their real-time information through the Power Map on our NIO app, which consisted of over 450,000 publicly accessible charging piles as of December 31, 2021. In order to further improve user experience, we have been working to increase the number of chargers with data synchronized to our Power Cloud.

One Click for Power

We offer our users our One Click for Power valet service. Through our NIO app, a user can have our team pick up his or her vehicle at the user’s designated parking location for valet charging or swapping. We aim to provide users with the most convenient charging experience by identifying the most appropriate charging solution based on the user’s travel habits through cloud-based smart scheduling.

We offer our users our worry-free power plan, including 15 times of One Click for Power valet services and 1,000 kWh power quota every month, for a fixed monthly fee. Users who do not purchase our energy package are able to access our One Click for Power and other power services on a pay-per-use basis.

Service and Warranty

Our users can access a full suite of innovative services on our NIO app, as part of our strategy of redefining the user experience. In addition to our battery swapping services, BaaS and NIO Power solutions described above, we offer our users NIO Service, primarily through our worry-free service plan and worry-free insurance plan. We believe our service capability is among the core competitiveness we possess.

Service

Service Network

We currently provide servicing both through NIO service centers and authorized third-party service centers, both of which provide repair, maintenance and bodywork services.

For our NIO service centers, we have dedicated qualified technicians who receive regular professional trainings and skill tests, which ensures high-quality user services. As of December 31, 2021, we had 54 NIO service centers across 35 cities in China. For authorized third-party service centers, we have a devoted management team to carefully select and bring authorized service centers into our network, most with experience servicing high-end branded vehicles. As of December 31, 2021, we had 181 authorized service centers across 139 cities in China.

In addition to our service centers, we have deployed 220 service vans serving users’ needs in different regions as of December 31, 2021.

Service Plan

We offer our users a worry-free service plan, which provides statutory and third-party liability and vehicle damage insurance through third-party insurers, repair and routine maintenance services, courtesy vehicles, roadside assistances and enhanced data packages, among other services.

Users are able to arrange for vehicle services using our NIO app. At the user’s request, we pick up the vehicle, arrange for maintenance and repair services, and then return the vehicle to the user once the services are done. We will also assist the user in engaging with the insurance company and provide necessary support when it is needed.

In addition to the worry-free service plan, we have also started to offer a worry-free insurance plan since March 1, 2020. Users can supplement their insurance with designated insurance providers, and pay an annual fee for NIO’s competitive maintenance and paint-repair services, courtesy vehicles, roadside assistances, enhanced data packages and other additional services.

Auto Financing

We currently have agreements with several commercial banks in China, pursuant to which we assist users across China in acquiring financing when they purchase our vehicles. We also offer auto financing arrangements to users directly through our subsidiaries.

NIO Certified (Used Vehicle Service)

In January 2021, we launched NIO Certified, our used vehicle service, to provide high-quality services for used NIO vehicle transactions. We have developed the capabilities in the major cities in China to cover services including used vehicle inspection, evaluation, acquisition and sales. If users are interested in purchasing used NIO vehicles, they can directly find the product information and place orders on our NIO app.

Warranty Policy

For an initial retail purchaser of a new NIO vehicle, we provide an extended warranty in China subject to certain conditions, including, among others, that the extended warranty only applies for the initial retail purchaser of the new vehicle and not for any subsequent buyers of the vehicle; the user must service the vehicle only with us or one of our authorized service centers; and the vehicle must not have experienced any major accident. As required under relevant PRC law, we also provide (i) a bumper-to-bumper three-year or 120,000-km warranty, (ii) for critical EV components (batteries, electric motors, power electric units and vehicle control units), an eight-year or 120,000-km warranty, and (iii) a two-year or 50,000-km warranty covering vehicle repair, replacement and refund. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Our warranty reserves may be insufficient to cover future warranty claims which could adversely affect our financial performance.”

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

We usually enter into our standard form of agreements with our suppliers. Suppliers shall provide to us the goods and services at terms and conditions as provided under the agreements according to the pre-determined schedule. We typically pay suppliers with respect to the goods provided after receipt of goods and within 90 days upon receipt of invoices issued by suppliers. The suppliers provide quality warranty for the goods sold to us. Neither we nor the suppliers are allowed to subcontract or assign any obligations under the agreements. We typically have the right to terminate the agreement with suppliers due to our strategy or business concern by giving a six-month prior written notice to supplier. In addition, either party has the right to terminate the agreement upon a material default by the other party. We hold our suppliers to high ethical standards of code of conducts in areas such as human rights, labor conventions such as prohibition of forced labor and child labor, environmental protection and anti-corruption, and incorporate these standards in our cooperation agreements with our suppliers.

Manufacturing

Vehicle Manufacturing

Since 2016, Jianghuai Automobile Group Ltd., or JAC, a major state-owned automobile manufacturer in China, has been our partner for the joint manufacturing of our vehicles. We entered into an arrangement with JAC for manufacturing the ES8 for five years starting from May 2016. In April 2019 and March 2020, we entered into manufacturing cooperation agreements with JAC for the manufacturing of the ES6 and the EC6, respectively. In March 2021, we entered into definitive agreements with JAC to establish a joint venture for manufacturing management and operations, Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd., or Jianglai. As of the date of this annual report, we hold 50% equity interest in Jianglai. In May 2021, we entered into renewed manufacturing agreements regarding the joint manufacturing of our vehicles, including ET7 and other future models, and related fee arrangements with JAC and Jianglai.

JAC currently manufactures the NIO vehicles in delivery, including the ES8, ES6, EC6 and ET7, in the Hefei JAC-NIO manufacturing plant designed and constructed for NIO vehicles. For the years ended December 31, 2019, 2020 and 2021, all of our vehicles were manufactured in the JAC-NIO manufacturing plant. Pursuant to our original agreements with JAC with respect to the ES8, ES6 and EC6, we paid JAC for each vehicle produced on a per-vehicle basis monthly for the first three years. For the first 36 months after the start of production, which commenced on April 2018, to the extent the Hefei manufacturing plant incurred any operating losses, we would compensate JAC for such operating losses.

Pursuant to the renewed joint manufacturing arrangements we entered into in May 2021, from May 2021 to May 2024, JAC will continue to manufacture the ES8, ES6, EC6, ET7 and potentially other NIO models in the pipeline. In addition, JAC will expand its vehicle and component annual production capacity to 240,000 units (calculated based on 4,000 work hours per year) in order to meet the growing demand for our vehicles. We will be in charge of vehicle development and engineering, supply chain management, manufacturing techniques, and quality management and assurance. We will also invest in specialized equipment, such as molds and inspection tools, for the mass production of our vehicles. Jianglai will be responsible for parts assembly and operation management. Under both the original and renewed joint manufacturing arrangements, we are in charge of vehicle development and engineering. The fee arrangements under the renewed arrangements consist of the following: (i) asset depreciation and amortization with regard to the assets JAC invested and to invest for the manufacture of NIO models as actually incurred, payable monthly and subject to adjustment annually; (ii) vehicle production and processing fees recorded on a per-vehicle basis, payable monthly and subject to adjustment annually; (iii) certain compensatory arrangement up to a capped amount for JAC’s investment into the JAC-NIO manufacturing plant, including for the land, factory and equipment; (iv) relevant tax; and (v) purchase amount of certain production materials.

In order to meet the rapidly growing demand for our vehicles and to support the manufacturing of our future models, in addition to expanding the annual production capacity of the JAC-NIO manufacturing plant, together with our partners, we are building a new manufacturing plant in Xinqiao Industrial Park with a designed annual production capacity of up to 300,000 units (calculated based on 5,000 work hours per year).

Electric Powertrain Manufacturing

We have established our Advanced Manufacturing Technology and Engineering Center, or AMTEC, in Nanjing, for the production of electric powertrains. The plant and ancillary facilities of Nanjing AMTEC Phase I have a building area of 64,133.13 square meters and mainly produce electric motors and electric drive components. The Nanjing AMTEC Phase II has a building area of 49,665.46 square meters and production facilities for electric motors. Its production lines are highly automated and flexible with advanced MES systems and AGVs, and were put into operation in June 2019.

Quality Assurance

We aim to deliver high-quality products and services to our users in line with our core values and commitments. We believe that our quality assurance systems are the key to ensuring the delivery of high-quality products and services, and to minimize waste and to maximize efficiency. We have established a Quality Committee for the overall quality management of our company. The Quality Committee is chaired by our executive vice president, and is responsible for formulating the group-level quality assurance policies, strategies, goals and initiatives and reviewing the progress of quality goals. We strongly emphasize quality management across all business functions, including product development, manufacturing, partner quality management, procurement, power solutions, user experience, service and logistics. Our quality management groups are responsible for our overall quality strategy, quality systems and processes, quality culture, and general quality management implementation.

In the research and development stage, we have established an FMA (Failure Mode Analysis) sub-committee and a reliability working group to continuously improve the awareness, knowledge and ability of problem prevention in product design, process design, service design and other aspects. We have built an NPDP (NIO Product Development Platform) to manage the entire product development process, efficiently integrating the workflows of various business departments, and achieving high-quality management of vehicles to be delivered.

In the manufacturing stage, we implement end-to-end quality planning based on product and process characteristics, covering quality issue prevention, incoming material inspection, in-process inspection, customer review, pre-shipment inspection and rapid problem resolution. In the meantime, we actively promote the digitalization of manufacturing quality management in various use cases, including problem management, change point management, vehicle management, personnel management and others. Through intelligent data monitoring and analysis, we are able to timely detect abnormalities and make corrections.

In terms of supply chain, we have established the NIO Quality Premium Partner evaluation system, which comprehensively evaluates our partners from various dimensions to achieve effective quality control of the supply chain. On top of the regular audit and training of our supply chain partners, we organize expert resources of different fields and functions to work together with the supply chain partners in need of capaibility enhancement to quickly improve their process assurance and quality control capabilities.

In addition, we collect users’ feedbacks through various channels, such as hotline, NIO App, NIO Fellow, user service group, and NOMI in our vehicles, and direct these feedback to our product experience, service and quality assurance team so as to drive the fast iteration and improvement in terms of product development, manufacturing and supply chain.

We have obtained the ISO9001 quality management system certification across our group, including our offices in Europe and the United States, as well as the JAC-NIO manufacturing facility, which provides a strong guarantee for the systematic efficiency of the company’s operations.

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

Pursuant to the initial agreements, each investor may designate a fund managed by it or a third party, as applicable, to perform the investment obligations and assume other rights and obligations under the initial agreements. Accordingly, on June 5, 2020, we entered into respective supplemental agreements I to the initial agreements with the investors and their respective designated funds, Jianheng New Energy Fund, Advanced Manufacturing Industry Investment Fund and New Energy Automobile Fund. Under the supplemental agreements I, (i) Hefei Construction Co. designated Jianheng New Energy Fund to assume all of its rights and obligations under the initial agreements, (ii) SDIC designated Advanced Manufacturing Industry Investment Fund to assume all of its rights and obligations under the initial agreements, (iii) Anhui High-tech Co. designated New Energy Automobile Fund to perform a portion of its investment obligations under the investment agreement and assume the corresponding rights and obligations under the initial agreements, and (iv) Anhui High-tech Co. will continue to perform the remaining of its investment and other obligations not assigned to New Energy Automobile Fund and enjoy its rights under the initial agreements. On June 5, 2020, NIO China updated its Industrial and Commercial Registration to reflect, among others, Jianheng New Energy Fund, Advanced Manufacturing Industry Investment Fund, Anhui High-tech Co. and New Energy Automobile Fund as NIO China’s investors. On June 18, 2020, we entered into respective supplemental agreements II with the parties to the supplemental agreements I and Anhui Provincial Sanzhong Yichuang Industry Development Fund Co., Ltd., another designated fund of Anhui High-tech Co. Under the supplemental agreements II, Anhui High-tech Co. designated Anhui Provincial Sanzhong Yichuang Industry Development Fund Co., Ltd. to assume its remaining rights and obligations under the initial agreements that had not been assigned to New Energy Automobile Fund pursuant to the supplemental agreements I.

The initial investment agreement, as amended and supplemented, is referred to as the Hefei Investment Agreement, and the initial shareholders agreement, as amended and supplemented, is referred to as the Hefei Shareholders Agreement in this annual report. The Hefei Investment Agreement and the Hefei Shareholders Agreement are collectively referred to as Hefei Agreements in this annual report.

Under the Hefei Investment Agreement, the Hefei Strategic Investors agreed to invest an aggregate of RMB7 billion in cash into NIO China. We agreed to inject our core businesses and assets in China, including vehicle research and development, supply chain, sales and services and NIO Power, or together as the Asset Consideration, into NIO China. The Asset Consideration is valued at RMB17.77 billion, as calculated based on 85% of the market value of our company (calculated based on our average ADS trading price over the thirty public trading days preceding April 21, 2020). As of the date of this annual report, the injection of our core businesses and assets into NIO China had been completed. Further, we agreed to invest RMB4.26 billion in cash into NIO China. Pursuant to the Hefei Shareholders Agreement, upon the completion of the investments, we held 75.885% of controlling equity interests in NIO China, and the Hefei Strategic Investors collectively held the remaining 24.115%. In September 2020, February 2021 and September 2021, we, through one of our wholly-owned subsidiaries, purchased from certain Hefei Strategic Investors equity interests in NIO China and subscribed for newly increased registered capital of NIO China to increase our shareholding. After the completion of these transactions, as of the date of this annual report, we hold 92.114% controlling equity interests in NIO China.

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

Pursuant to the Hefei Shareholders Agreement, the Hefei Strategic Investors have certain minority shareholder rights, including, among others, the right of first refusal, co-sale right, preemptive right, anti-dilution right, redemption right, liquidation preference and conditional drag-along right. In particular, the following rights, among others, directly relate to obligations of NIO Inc.:

●	Redemption right. The Hefei Strategic Investors may require us or our Hong Kong holding vehicles, the immediate holding companies of NIO China, to redeem all or a portion of the equity interests in NIO China held by the Hefei Strategic Investors at a redemption price of the total amount of the investment price equal to the Hefei Strategic Investors plus an investment income calculated at a compound rate of 8.5% per annum upon the occurrence of certain events.

●	Share transfer restriction. Before NIO China completes its potential qualified initial public offering, without the prior written consent of the Hefei Strategic Investors, we may not directly or indirectly transfer, pledge or otherwise dispose of NIO China’s shares to a third party that may result in our shareholding in NIO China fall below 60%. Without the prior written consent of the Hefei Strategic Investors, we have the right to directly or indirectly transfer, pledge or otherwise dispose of no more than 15% of NIO China’s shares. A qualified initial public offering refers to an initial public offering approved, registered or filed with the CSRC, Shanghai Stock Exchange, Shenzhen Stock Exchange or other overseas securities issuance review agencies jointly approved by all shareholders of NIO China, and NIO China’s shares are issued and listed on the stock exchange market recognized by all shareholders of NIO China.
●	Liquidation preference. In the event that NIO China is liquidated, the Hefei Strategic Investors are guaranteed a minimum investment return equal to the sum of their capital contribution in NIO China by the Hefei Strategic Investors plus an investment income calculated at a compound interest rate of 8.5% per annum on the basis of the total amount of their capital contribution. If the total consideration received by the Hefei Strategic Investors in such liquidation events is not sufficient to realize the guaranteed minimum investment return, we undertake to compensate separately the shortfall to the Hefei Strategic Investors in cash. Therefore, we could potentially be liable for the full amount of the minimum investment return under the Hefei Investment Agreement.
●	NIO Parties’ Redemption Right. Before NIO China is converted into a company limited by shares for the purpose of its qualified initial public offering, we and/or our designated third party have the right to redeem half of the shares Jianheng New Energy Fund acquired through this investment. The redemption price will be the higher of the following (a) the amount of the total paid-in capital increase price in respect of the equity interests to be purchased by us or our designated parties, plus investment income calculated at a simple interest rate of 10% per annum; and (b) the value of the equity interests to be redeemed by us or our designated parties determined based on the valuation of NIO China in the most recent round of financing.
●	NIO’s Capital Increase right. Before December 31, 2021, we and our affiliates designated by us have the right to unilaterally subscribe for up to US$600 million purchase price of the then newly increased registered capital of NIO China, at the same subscription price at which the Hefei Strategic Investors invested in NIO China pursuant to the Hefei Agreements.

We ensure effective control in NIO China through the following measures: (i) at the shareholder level, as of the date of this annual report, we held 92.114% controlling equity interests in NIO China; (ii) at the board level, we are entitled to nominate five directors to the seven-member board of directors of NIO China; (iii) according to NIO China’s shareholders’ agreement, we have the power to unilaterally direct NIO China’s activities that most significantly impact its economic performance, including but not limited to the rights to establish operating and financial decisions of NIO China (including budgets) in the ordinary course of business; and (iv) the Hefei Strategic Investors are only entitled to certain veto rights such as change in NIO China’s corporate structure, change of its core business and amendment to its articles of association, which were not considered as participating rights and would not overcome the presumption of consolidation by us with a majority voting rights. As a result, we are the controlling shareholder of NIO China and effectively controls NIO China.

Subsequent to the entry into the Hefei Agreements, the cash contribution obligations of us and the Hefei Strategic Investors have all been fulfilled and we have exercised our redemption right and capital increase right described above in September 2020. In particular, in connection with our exercise of our redemption right, we, through one of our wholly-owned subsidiaries, redeemed from Jianheng New Energy Fund 50% of the equity interests in NIO China then held by the Jianheng New Energy Fund in September 2020, which accounted for 8.612% equity interests in NIO China, and the total consideration we paid for such redemption was RMB511.5 million, consisting of the actual capital increase payment Jianheng New Energy Fund had made plus prorated interest accrued at an interest rate of 10% per annum. In addition, we assumed Jianheng New Energy Fund’s remaining cash contribution obligation of RMB2.0 billion. In connection with our exercise of our capital increase right, we, through one of our wholly-owned subsidiaries, subscribed for newly increased registered capital of NIO China at a consideration of US$600 million. In addition, in February 2021, we, through one of our wholly-owned subsidiaries, also purchased from two of the Hefei Strategic Investors an aggregate of 3.305% equity interests in NIO China for a total consideration of RMB5.5 billion and subscribed for newly increased registered capital of NIO China at a subscription price of RMB10.0 billion. In September 2021, we, through one of our wholly-owned subsidiaries, purchased from a minority strategic investor of NIO China an aggregate of 1.418% equity interests in NIO China for a total consideration of RMB2.5 billion and subscribed for newly increased registered capital of NIO China at a subscription price of RMB7.5 billion.

As a result of these transactions, as of the date of this annual report, the registered capital of NIO China was RMB6.429 billion, and we held 92.114% controlling equity interests in NIO China. We have fulfilled all obligations due to be fulfilled under the Hefei Agreements as of the date of this annual report.

Hefei Government

On February 4, 2021, NIO China entered into a further collaboration framework agreement with the municipal government of Hefei, Anhui province, where NIO China’s headquarters is located. Under the framework agreement, among other things, the Hefei government and NIO China agreed in principle to jointly build a world-class industrial campus to support the development and innovations of the smart electric vehicle industry and related supply chains led by NIO China. In addition, the Hefei government and its associated parties plan to re-invest their returns from the equity investments in NIO China to support the further cooperation in Hefei. The framework agreement is preliminary in nature, and its implementation will be subject to legally binding definitive transaction documents to be discussed and entered into further.

Battery Asset Company

In August 2020, we and the Battery Asset Company Investors jointly established the Battery Asset Company. We and the Initial BaaS Investors each invested RMB200 million and held 25% equity interests in the Battery Asset Company at its establishment. In December 2020 and April 2021, the Battery Asset Company entered into agreements with new and existing investors for additional financing. In August 2021, the Battery Asset Company conducted series B financing with an aggregate amount of RMB530.5 million. We invested an additional RMB270 million in the Battery Asset Company in connection with its series B financing. As a result of these transactions, we currently beneficially own approximately 19.8% of the equity interests in the Battery Asset Company.

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

The automotive market is generally competitive. We have strategically entered into this market in the premium smart EV segment in which there is limited competition relative to other segments. However, we expect this segment will become more competitive in the future. Our vehicles also compete with ICE vehicles in the premium segment. Given the quality and performance of our vehicles and their attractive pricing, we believe that we are strategically positioned in the premium smart electric vehicle market.

Intellectual Property

We have significant capabilities in the areas of vehicle engineering, development and design. We have developed a number of proprietary systems and technologies. We designed and developed electric powertrain in-house, which consists primarily of an electric drive system and an intelligent vehicle control system. Regarding batteries, we jointly designed and developed the 75 kWh battery and the 100 kWh NCM battery with our proprietary battery management system. As a result, our success depends, at least in part, on our ability to protect our core technology and intellectual property, including our registered patents for electric powertrain and battery technologies. To accomplish this, we rely on a combination of patents, patent applications and trade secrets, including employee and third-party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. We will actively monitor and pursue claims against unauthorized use of our intellectual property.

As of December 31, 2021, we had 2,843 issued patents and 1,801 pending patent applications, 3,625 registered trademarks and 1,592 pending trademark applications in the United States, China, Europe and other jurisdictions. As of December 31, 2021, we also held or otherwise had the legal right to use 152 registered copyrights for software or works of art and approximately 700 registered domain names, including www.nio.io. We intend to continue to file additional patent applications with respect to our technology.

Corporate Social Responsibility

With the mission of shaping a joyful lifestyle for our users, we are committed to leverage our technologies, products and services to be a force for good in the aspects of environmental, social and governance (“ESG”). With the guidelines of the United Nation Global Compact Sustainable Development Goals, Global Reporting Initiative, and Greenhouse Gas Protocol, we have identified the following three important pillars in our ESG initiatives, which have been integrated into our business operations and corporate governance.

Environmental Sustainability

Global climate change has already had observable effects on the world. We therefore commit to playing our part by implementing the low carbon strategy. To respond to the impact of climate change and examine the corresponding risks and opportunities, we align with the Task Force on Climate-related Financial Disclosure (TCFD) framework to identify the strategy for tackling the risks.

With the growing focus on climate change, the world is gradually shifting away from fossil fuels to renewable energy. To contribute to this transition, we leverage our technology, infrastructure and relationships with users and suppliers to reduce the environmental impacts of transportation. To make a positive contribution to better protect the planet, we have taken a series of measures in decarbonization, recycling, and sustainable product design and development. We actively carry out product lifecycle carbon emission evaluation, develop analysis models based on industry standards (ISO 14067 and PAS 2050), collect and monitor all vehicle material information based on CAMDS (China Automotive Material Data System), and establish NIO’s internal material database-Material WorX, which studies and calculates the carbon emission of the entire vehicle lifecycle from raw material sourcing, production, utilization and recycling.

At the product design and development stage, based on the philosophy of design for recyclability, we conduct comprehensive research on the availability and application of sustainable materials on our products, including PCR (post-consumer recycling) materials. For instance, we apply Karuun® renewable rattan on ET7 and Clean+ sustainable material on ET5. In the meantime, we are constantly improving our technologies and material application to reduce the carbon emission and energy consumption of our product portfolio. For example, we had successfully reduced our product energy consumption by over 25% in the past few years. During the manufacturing process, we actively leverage clean energy both in our plant and our partners’ facilities, including applying photovoltaic technology and ground-source heat pump system. In March 2022, we reached a strategic cooperation agreement with Chinalco to join forces on new material research and carbon reduction efforts. In addition, we implemented water, aluminium and other scrap material recycling in our plant and aim to further expand our recycling efforts throughout the product lifecycle. For example, NIO Life launched a green-thinking product line, Blue Sky Lab, to create eco-friendly fashion products by reusing the scrap materials during the manufacturing process, including leather, fabric and others.

Moreover, we have initiated a series of activities together with different stakeholders to protect the environment and support the broader community. In 2021, we launched Blue Points Plan to help users certify emission reductions and trade carbon credits. We have also launched Clean Parks, an ecosystem co-construction initiative. As of now, we have rolled out the initiative in six ecologically sensitive areas in China. We aim to contribute to ecosystem building, support the adoption of smart electric vehicles and clean energy infrastructure in the nature reserves, and establish a clean and low-carbon energy circulation to protect the authenticity and integrity of ecosystem. In April 2022, we joined hands with WWF China (World Wide Fund for Nature) in the Clean Parks initiative and expect to work with more partners to build a more sustainable environment. Our environmental protection efforts also extend to our partners and employees. We have obtained ISO14001 certification on Environmental Management System, established a self-regulation mechanism for environmental management based on PDCA (Plan, Do, Check and Action) of ISO14001, and asked everyone in our company to pay attention to environmental protection in our daily activities and business operations. We select business partners based on various parameters, including quality, technical capabilities, cost and carbon emission commitment. We provide comprehensive trainings to our partners in terms of quality, technology, sustainability, digitalization, intellectual property protection and others.

Social Sustainability

At NIO, we are fully committed to be socially responsible and make a positive impact on the society. By putting our users’ interests first, we set high quality, safety and privacy standards for and make continuous improvements on our products and services and aim to shape a joyful lifestyle for our users through our deep user engagement in different touch points and user activities, including NIO Day, NIO Summer, Seeds and user workshops. Based on global safety and quality standards (Euro-NCAP, China-NCAP and CIASI) and internal quality management system, we conduct vigorous tests on our products during the development and manufacturing phases and cascade all the requirements to the subsystems and components, including crash load case, occupant protection, pedestrian protection, high voltage safety, prototype validation, system integration and functional safety. In terms of manufacturing, we have obtained ISO9001 and IATF16949 certifications. Internally, we have set up a Quality Committee to coordinate cross-functional resources to solve quality issues, while our quality control team tracks, monitors and analyses potential quality issues through daily operations. Users can provide their feedback and complaints to us through various touch points, including our NIO debug system, NIO app, NIO fellows and service hotlines.

Based on our values of honesty, care, vision and action, we offer a series of training and employee engagement activities and implement comprehensive safety measures to create a positive, safe and caring working environment, and provide diversified career development paths for our employees. In addition to complying with relevant laws and regulations in respect of occupational health and safety, we have adopted a series of policies and measures, provided relevant safety, compliance and security trainings, and received ISO45001 certification on Occupational Health and Safety Management System. Based on the characteristics of our company, we have developed our comprehensive NIO Career Path, covering nine job sectors, 40 job categories and over 130 positions, to enable employees to choose suitable professional or management career path. To better support the career development of our employees, we offer around 64 online and offline courses, including general courses, technical courses and leadership courses in addition to compulsory trainings on corporate values, compliance, information security, environment health and safety and others. In 2021, our employees received around 43 hours of training on average. On top of our employee stock ownership plan and compulsory benefits and insurances covering all employees, we also offer our employees various supplementary insurance such as medical insurance, critical illness insurance, accident insurance and life insurance, housing provident fund and other benefits. We have conducted annual employee satisfaction survey in our regional companies and received positive feedback from our employees regarding the work environment, corporate culture, teamwork and internal communication.

We have established various corporate social responsibility initiatives to comprehensively give back to the communities and to create value for the society. We are the sponsor of the Formula E Student China, a competition event where college students design and race electric racing vehicles, allowing us to nurture the young talent for the future of the automotive industry. At the beginning of the COVID-19 pandemic in China, in January 2020, NIO Users Trust set aside and applied RMB5.0 million special funds for the fight against the pandemic. During the flood in Henan in July 2021, our Company donated RMB15.0 million in support of the emergency rescue operation in Henan. Our users have also been actively and regularly organizing and participating in various social benefit projects. They played and taught music in various rural primary schools, bringing the joy of music and art to children in rural areas. Our users also set up Operation Smile to help children with cleft lip and palate regain their smiles. In the face of the COVID-19 resurgence in some parts of China in April 2022, we delivered Power Up Food Boxes to our users and employees to support those in need.

Governance

We strictly abide by all laws and regulations and aim to protect the rights and interests of shareholders, enhance corporate value, guide the formulation of business strategies and policies and increase corporate transparency. To promote our sustainable development and strengthen the effectiveness of governance, we appropriately balance the diversity among board members and management team. As a vital part of our company, our management and board members contribute their insights into the strategic decision-making process by drawing on their gender perspective and diversified industry and technical background, including automotive, internet, real estate, consulting, etc. We also aim to develop a pipeline of potential female successors to the Board to increase the percentage of female Board representatives in the coming years.

As a responsible company, we serve the long-term value of our business and act with integrity and ethics. We established comprehensive internal ethics and compliance system and polices to manage our business behaviour and prohibit corruption, bribery, extortion, fraud, money laundering, monopoly and unfair competition, and insider trading. For enabling a comprehensive supervision of ethics, we set up the reporting mechanism and conduct the protection of whistle-blowers.

To support our mission and advance our ESG and sustainability initiatives, we established a cross-functional working group focusing on sustainability and ESG related topics and initiatives, which is led by our senior management team consisting of the chief financial officer and one of our executive vice presidents. The working group has established an environmental, social and governance communication and management mechanism, involving both internal teams and external partners, to comprehensively protect the environment, improve our corporate governance and benefit society.

We have been continuously improving our environmental, social and governance initiatives under the guidance of our sustainability framework. We actively engage relevant stakeholders in our ESG and sustainability endeavours and appreciate the oversight, guidance and feedback from different parties and are committed to collaborating closely with domestic and international organizations to support broader industry-wide ESG practices, to explore multi-dimensional use cases for our technologies, to empower traditional industries with our capabilities and to promote a healthier and joyful lifestyle and the long-term sustainability of our society.

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

Insurance

We maintain various insurance policies required by PRC laws and regulations to safeguard against risks and unexpected events. We consider that the coverage from the insurance policies maintained by us is in line with the industry norm. We do not have any business liability or disruption insurance to cover our operations. For the years ended December 31, 2019, 2020 and 2021, we have not made, nor been the subject of, any material insurance claim.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations and Approvals Covering the Manufacturing of New Energy Vehicles

The NDRC promulgated the Provisions on Administration of Investment in Automobile Industry (the “Investment Provisions”), which became effective on January 10, 2019. According to the Investment Provisions, enterprises are encouraged to, through equity investment and cooperation in production capacity, enter into strategic cooperation relationship, carry out joint research and development of products, organize manufacturing activities jointly and increase industrial concentration. The advantageous resources in production, high learning, research, application and other areas shall be integrated and core enterprises in automobile industry shall be propelled to form industrial alliance and industrial consortium.

According to the Regulations on the Administration of Newly Established Pure Electric Passenger Vehicle Enterprises (the “New Electric Passenger Vehicle Enterprise Regulations”), which became effective on July 10, 2015, before our vehicles (including our current vehicles manufactured in cooperation with JAC) can be added to the Announcement of Vehicle Manufacturers and Products (the “Manufacturers and Products Announcement”), issued by the MIIT, a procedure that is required in order for our vehicles to be approved for manufacture and sale in China, our vehicles must meet the applicable requirements set forth in relevant laws and regulations. Such relevant laws and regulations include, among others, the Administrative Rules on the Admission of New Energy Vehicle Manufacturers and Products (the “MIIT Admission Rules”), which became effective on July 1, 2017 and was amended on July 24, 2020, and the Administrative Rules on the Admission of Passenger Vehicles Manufacturer and Products, which became effective on January 1, 2012, and pass the review by the MIIT. NEVs that have entered into the Manufacturers and Products Announcement are required to undergo regular inspection every three years by the MIIT so that the MIIT may determine whether the vehicles remain qualified to stay in the Manufacturers and Products Announcement.

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

Regulations on Compulsory Product Certification

Under the Administrative Regulations on Compulsory Product Certification which was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine (the “QSIQ”, which has been merged into the SAMR), on July 3, 2009 and became effective on September 1, 2009, and the List of the First Batch of Products Subject to Compulsory Product Certification which was promulgated by the QSIQ in association with the State Certification and Accreditation Administration Committee on December 3, 2001 and became effective on May 1, 2002, SAMR, as the successor of QSIQ, is responsible for the regulation and quality certification of automobiles. Automobiles and parts and components must not be sold, exported or used in operating activities until they are certified by designated certification authorities of the PRC as qualified products and granted certification marks.

Regulations Relating to Parallel Credits Policy on Vehicle Manufacturers and Importers

On September 27, 2017, the MIIT, the MOF, the MOFCOM, the General Administration of Customs of PRC and the SAMR jointly promulgated the Measure for the Parallel Administration of the Corporate Average Fuel Consumption and New Energy Vehicle Credits of Passenger Vehicle Enterprises (the “Parallel Credits Measure”), which were most recently amended on June 15, 2020 and took effect on January 1, 2021. Under the Parallel Credits Measure, each of the vehicle manufacturers and vehicle importers above a certain scale is required to, among other things, maintain its new energy vehicles credits, or the NEV credits, and corporate average fuel consumption credits, above zero, regardless of whether NEVs or ICE vehicles are manufactured or imported by it, and NEV credits can be earned only by manufacturing or importing NEVs. Therefore, NEV manufacturers will enjoy preferences in obtaining and calculating NEV credits.

NEV credits are equal to the aggregate actual scores of a vehicle manufacturer or a vehicle importer minus its aggregate targeted scores. According to the Parallel Credits Measure, the actual scores shall be calculated by multiplying the score of each new energy vehicle model, which depends on various metrics such as the driving range, battery energy efficiency and the rated power of fuel cell systems, and is calculated based on formula published by MIIT (in the case of battery electric vehicle, the NEV credit of each vehicle is equal to (0.0056 x Vehicle Mileage + 0.4) x Mileage Adjustment Coefficient x Battery Energy Density Adjustment Coefficient x Electricity Consumption Coefficient), by the respective production or import volume, while the targeted scores shall be calculated by multiplying the annual production or import volume of traditional ICEs of a vehicle manufacturer or importer by the NEV credit ratio set by the MIIT. The NEV credit ratios are 14%, 16% and 18% for the years of 2021, 2022 and 2023, respectively, increasing from 10% and 12% for 2019 and 2020, respectively. Excess positive NEV credits are tradable and may be sold to other enterprises through a credit management system established by the MIIT while excess positive corporate average fuel consumption credits can only be carried forward or transferred among related parties. Negative NEV credits can be offset by purchasing excess positive NEV credits from other manufacturers or importers.

According to these measures, the requirements on the NEV credits shall be considered for the entry approval of passenger vehicle manufacturers and products by the regulators. If a passenger vehicle enterprise fails to offset its negative credits, its new products, if the fuel consumption of which does not reach the target fuel consumption value for a certain vehicle models as specified in the Evaluation Methods and Indicators for the Fuel Consumption of Passenger Vehicles, will not be listed in the Announcement of the Vehicle Manufacturers and Products issued by the MIIT, or will not be granted the compulsory product certification, and the vehicle enterprises may be subject to penalties according to the relevant rules and regulations.

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

The Circular on Accelerating the Development of Electrical Vehicle Charging Infrastructures in Residential Areas promulgated on July 25, 2016 provides that the operators of electrical vehicle charging and battery swap infrastructure are required to be covered under liability insurance policies to protect the purchasers of electric vehicles, covering the safety of electric vehicle charging.

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

Regulations on the Recall of Defective Automobiles

On October 22, 2012, the State Council promulgated the Administrative Provisions on Defective Automotive Product Recalls, which became effective on January 1, 2013 and were amended on March 2, 2019. The product quality supervision department of the State Council is responsible for the supervision and administration of recalls of defective automotive products nationwide. Pursuant to the administrative provisions, manufacturers of automobile products are required to take measures to eliminate defects in products they sell. A manufacturer must recall all defective automobile products. Failure to recall such products may result in an order to recall the defective products from the quality supervisory authority of the State Council. If any operator conducting sales, leasing, or repair of vehicles discovers any defect in automobile products, it must cease to sell, lease or use the defective products and must assist manufacturers in the recall of those products. Manufacturers must recall their products through publicly available channels and publicly announce the defects. Manufacturers must take measures to eliminate or cure defects, including rectification, identification, modification, replacement or return of the products. Manufacturers that attempt to conceal defects or do not recall defective automobile products in accordance with relevant regulations will be subject to penalties, including fines, forfeiture of any income earned in violation of law and revocation of licenses.

Pursuant to the Implementation Rules on the Administrative Provisions on Defective Automotive Product Recalls, which became effective on January 1, 2016 and was latest amended on October 23, 2020, if a manufacturer is aware of any potential defect in its automobiles, it must investigate in a timely manner and report the results of such investigation to the SAMR. Where any defect is found during the investigations, the manufacturer must cease to manufacture, sell, or import the relevant automobile products and recall such products in accordance with applicable laws and regulations.

On November 23, 2020, the SAMR issued the Circular on Further Improving the Regulation of Recall of Automobile with Over-the-Air (OTA) Technology, pursuant to which automobiles manufacturers that provide technical services through OTA are required to complete filing with the SAMR and those who have provided such services through OTA must complete such filing before December 31, 2020. In addition, if an automaker uses OTA technology to eliminate defects and recalls its defective products, it must make a recall plan and complete a filing with the SAMR.

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

Favorable Government Policies Relating to New Energy Vehicles in the PRC

On November 2, 2020, the State Council issued the Development Plan for the New-energy Vehicle Industry (2021-2035), in order to boost the high-quality development of NEVs from 2021 to 2035. The development plan is implemented with a view to achieve the following goals: (i) by 2025, the average power consumption of NEVs will drop to 12.0 kWh per 100 kilometers. The sales volume of NEVs will reach around 20% of the total sales volume of new vehicles, and highly autonomous vehicles will achieve commercial applications in limited areas and specific scenarios; (ii) by 2035, pure electric vehicles shall become the mainstream of new vehicles for sale. Vehicle use in public areas shall achieve full electrification, fuel cell vehicles shall achieve commercialized application, and highly autonomous vehicles shall achieve large-scale application, in order to effectively promote the improvement of energy saving and emission reduction level and social operation efficiency.

Government Subsidies for Purchasers of New Energy Vehicles

On April 22, 2015, the Ministry of Finance (the “MOF”), the Ministry of Science and Technology (the “MOST”), the MIIT and the NDRC jointly issued the Circular on the Financial Support Policies on the Promotion and Application of New Energy Vehicles in 2016-2020 (the “Financial Support Circular”), which took effect on the same day. The Financial Support Circular provides that those who purchase new energy vehicles specified in the Catalogue of Recommended New Energy Vehicle Models for Promotion and Application by the MIIT (the “Recommended NEV Catalogue”), may obtain subsidies from the PRC national government. Pursuant to the Financial Support Circular, a purchaser may purchase a new energy vehicle from a seller by paying the original price minus the subsidy amount, and the seller may obtain the subsidy amount from the government after such new energy vehicle is sold to the purchaser. The Financial Support Circular also provided a preliminary phase-out schedule for the provision of subsidies.

On December 29, 2016, the MOF, the MOST, the MIIT and the NDRC jointly issued the Circular on Adjusting the Subsidy Policy for the Promotion and Application of New Energy Vehicles (the “Circular on Adjusting the Subsidy Policy”), which took effect on January 1, 2017, to adjust the existing subsidy standard for purchasers of new energy vehicles. The Circular on Adjusting the Subsidy Policy capped the local subsidies at 50% of the national subsidy amount, and further specified that national subsidies for purchasers purchasing certain new energy vehicles (except for fuel cell vehicles) from 2019 to 2020 will be reduced by 20% as compared to 2017 subsidy standards.

The subsidy standard is reviewed and updated on an annual basis. The 2020 subsidy standard, effective from April 23, 2020, was provided in the Circular on Improving the Subsidy Policies for the Promotion and Application of New Energy Vehicles jointly promulgated by the MOF, the MOST, the MIIT and the NDRC on the same day. The 2020 subsidy standard reduces the base subsidy amount by 10% for each NEV, sets subsidies for 2 million vehicles as the upper limit of annual subsidy scale; and provides that national subsidy shall only apply to an NEV that is either (i) with the sale price under RMB300,000 or (ii) equipped with battery swapping mechanism. Given all of our vehicles are equipped with battery swapping mechanism, purchasers of all of our vehicles, regardless of sales price, are eligible to enjoy the subsidies provided by the PRC government to purchasers of new energy vehicles. The 2021 subsidy standard, effective from January 1, 2021, was provided in the Circular on Further Improving the Subsidy Policies for the Promotion and Application of New Energy Vehicles jointly promulgated by the MOF, the MOST, the MIIT and the NDRC on December 31, 2020. The 2021 subsidy standard reduces the base subsidy amount by 20% for each NEV on the basis of that for the previous year. Further, the current 2022 subsidy standard, effective from January 1, 2022, was provided in the Circular on Financial Subsidy Policies for the Promotion and Application of New Energy Vehicles in Year 2022 jointly promulgated by the MOF, the MOST, the MIIT and the NDRC on December 31, 2021. The current 2022 subsidy standard reduces the base subsidy amount by 30% for each NEV from that for the previous year. The new energy vehicles subsidy policy will be terminated on December 31, 2022.

Exemption of Vehicle Purchase Tax

On December 26, 2017, the MOF, the STA, the MIIT and the MOST jointly issued the Announcement on Exemption of Vehicle Purchase Tax for New Energy Vehicle (the “Announcement on Exemption of Vehicle Purchase Tax”). On June 28, 2019, the MOF and the STA jointly issued the Renewal of Preferential Policies on Vehicle Purchase Tax (the “Renewal Announcement”). Pursuant to the two announcements, from January 1, 2018 to December 31, 2020, the vehicle purchase tax which is applicable for ICE vehicles is not imposed on purchases of qualified new energy vehicles listed in the Catalogue of New Energy Vehicle Models Exempt from Vehicle Purchase Tax (the “NEV Catalogue”), issued by the MIIT. Such announcement provides that the policy on exemption of vehicle purchase tax is also applicable to new energy vehicles added to the NEV Catalogue prior to December 31, 2017. On April 16, 2020, the MOF, the STA and the MIIT jointly issued the Announcement on Exemption of Vehicle Purchase Tax for New Energy Vehicle, with effect from January 1, 2021, which extends the vehicle purchase tax exemption period provided under the above two announcements till December 31, 2022.

Non-imposition of Vehicle and Vessel Tax

Notice on Preferential Vehicle and Vessel Tax Policies for Energy-saving and New-energy Vehicles and Vessels, which was jointly promulgated by the MOF, the Ministry of Transport, the STA and the MIIT on July 10, 2018, clarifies that NEVs are not subject to vehicle and vessel tax.

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

Regulations on Value-added Telecommunications Services

In 2000, the State Council promulgated the Telecommunications Regulations of the PRC (the “Telecommunications Regulations”), which was most recently amended in February 2016 and provides a regulatory framework for telecommunications services providers in the PRC. The Telecommunications Regulations categorize all telecommunications businesses in China as either basic or value-added. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructure. Pursuant to the Classified Catalogue of Telecommunications Services, an attachment to the Telecommunications Regulations, which was most recently updated in June 2019 by the MIIT, internet information services, or ICP services, are classified as value-added telecommunications services. Under the Telecommunications Regulations and relevant administrative measures, commercial operators of value-added telecommunications services must first obtain a license for conducting Internet content provision services, or an ICP license, from the MIIT or its provincial level counterparts. Otherwise, such operator might be subject to sanctions, including corrective orders and warnings, imposition of fines and confiscation of illegal gains and, in the case of significant infringement, orders to close the website.

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

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the State Council on December 11, 2001 and last amended with immediate effect on April 7, 2022, requires that foreign investors shall not acquire more than 50% of the equity interest of such an enterprise unless otherwise required by the state. In addition, the telecommunications enterprises must obtain approval from the MIIT, or its authorized local counterparts, before launching the value-added telecommunications business in China.

Regulations on Autonomous Driving

On July 27, 2021, the Ministry of Public Security and the Ministry of Transport issued Administration of Road Testing and Demonstration Application of Intelligent Connected Vehicles (Trial Implementation) (the “Circular No. 97”), which became effective on September 1, 2021, and is the primary regulation governing protocol of road testing and demonstration application of intelligent connected vehicles in the PRC. Pursuant to the Circular No. 97, any entity intending to conduct the road testing and demonstration application of intelligent connected vehicles must apply for and obtain a temporary license plate for each tested vehicle. To qualify for such temporary license plate, an applicant entity must satisfy, among others, the following requirements: (i) it must be an independent legal person registered under PRC law with the capacity to conduct manufacturing, technological research or testing of automobiles and automobile parts, which has established protocols to test and assess the performance of autonomous driving functionalities of intelligent connected vehicles and is capable of conducting real-time remote monitor of the tested vehicles, and has the ability to ensure the network security of tested vehicles and remote monitoring platform; (ii) the tested vehicle must be equipped with a driving system that can switch between autonomous driving mode and human driving mode in a safe, quick and simple manner and ensures human driver to take control of the tested vehicle any time immediately when necessary; (iii) the tested vehicle must be equipped with the function of recording, storing and real-time monitoring the condition of the tested vehicle and is able to transmit real-time data of the tested vehicle, such as the control mode, location and speed; (iv) it must sign an employment contract or a labor service contract with the driver of the tested vehicle, who must be a licensed driver of corresponding vehicle types with more than three years’ driving experience and a track record of safe driving and is familiar with the testing protocol or application scheme for autonomous driving system and proficient in operating the system; and (v) it must provide the Safety Self-declaration, the result of risk assessment on network security, the proof of corresponding measures taken against such risk and other materials to the competent department, and insure each tested vehicle for at least RMB5 million against vehicle accidents or provide a letter of guarantee covering the same. In addition, as to the demonstration application, the applicant entity could also be a consortium of several independent legal persons and has the operational capability of demonstration application and relevant scheme.

During the road testing and demonstration application, the tested vehicle shall be marked with the words such as “autonomous driving road test” or “for autonomous driving demonstration purposes” in a noticeable manner and the autonomous driving mode shall not be used unless in the permitted areas specified in the Safety Self-declaration, and the entity shall not make any changes of software and hardware that may affect the function and performance of the tested vehicle without providing the relevant safety description materials to the competent department in advance. In addition, the entity is required to submit to the competent department a periodical report every six months and a final report within one month after the completion of road testing and demonstration application. In the case of a vehicle accident which causes severe injury or death of personnel or vehicle damage, the entity must report such accident to the competent department within 24 hours and submit a comprehensive analysis report in writing covering cause analysis, final liability allocation results, etc. within five working days after the traffic enforcement agency determines the liability for the accident.

On March 24, 2021, the MPS issued the Draft Proposed Amendments of the Road Traffic Safety Law (the “MPS Proposed Amendments”). The MPS Proposed Amendments clarify, among others, the requirements related to road testing of, and access by, vehicles equipped with autonomous driving functions, as well as regulating how liability for traffic violations and accidents will be allocated. The MPS Proposed Amendments stipulate that vehicles equipped with autonomous driving functions should first pass tests in closed roads and venues and obtain temporary license plates before embarking on road testing. Further such road testing should be conducted at designated times, areas and routes in accordance with the law. After passing the road test, vehicles equipped with autonomous driving functions can be manufactured, imported and sold in accordance with the relevant laws and regulations, and those needing access to the road must apply for motor vehicle number plates. The MPS Proposed Amendments provide that when vehicles equipped with autonomous driving functions and human driving modes are involved in road traffic violations or accidents, the responsibility of the driver or the autonomous driving system developer shall be determined in accordance with laws, as well as the liability for damage. For vehicles on the road that are equipped with autonomous driving functions without human driving modes, this liability issue should be separately dealt with by relevant departments of the State Council.

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

Regulations on Internet Information Security and Privacy Protection

In December 2012, the SCNPC promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users.

In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China.

On July 1, 2015, the SCNPC promulgated the PRC National Security Law, which came into effect on the same day. The PRC National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of the PRC.

In August 2015, the SCNPC promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability.

In November 2016, the SCNPC promulgated the Cyber Security Law of the PRC (the “Cyber Security Law”), which became effective on June 1, 2017. The Cyber Security Law requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. We are subject to such requirements as we are operating a website and mobile application and providing certain internet services mainly through our mobile application. The Cyber Security Law further requires internet information services providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security and take corresponding remedial measures.

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

The General Administration of Quality Supervision, Inspection and Quarantine and Standardization Administration issued the Standard of Information Security Technology — Personal Information Security Specification (2017 edition), which took effect in May 2018, and the Standard of Information Security Technology — Personal Information Security Specification (2020 edition), which took effect in October 2020. Pursuant to these standards, any entity or person who has the authority or right to determine the purposes for and methods of using or processing personal information are seen as a personal data controller. Such personal data controller is required to collect information in accordance with applicable laws, and prior to collecting such data, the information provider’s consent is required.

On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR jointly issued the Notice on the Measures for Determining the Illegal Collection and Use of Personal Information through Mobile Applications, which aims to provide reference for supervision and administration departments and provide guidance for mobile applications operators’ self-examination and self-correction and social supervision by netizens, and further elaborates the forms of behavior constituting illegal collection and use of the personal information through mobile applications including: (i) failing to publish the rules on the collection and use of personal information; (ii) failing to explicitly explain the purposes, methods and scope of the collection and use of personal information; (iii) collecting and using personal information without the users’ consent; (iv) collecting personal information unrelated to the services they provide and beyond the necessary principle; (v) providing personal information to others without the users’ consent; (vi) failing to provide the function of deleting or correcting the personal information according to the laws or failing to publish information such as ways of filing complaints and reports.

In addition, on May 28, 2020, the NPC approved the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information should follow the principles of legitimacy, properness and necessity.

On May 12, 2021, the CAC issued the Several Provisions on Automobile Data Security Management (Draft for Comment), which further elaborates the principles and requirements for the protection of personal information and important data in the automobile industry scenarios, and defines enterprise or institution engaged in the automobile design, manufacture, and service as an operator. Such operator is required to process personal information or important data in accordance with applicable laws and regulations during the process of design, production, sales, operation, maintenance, and management of automobile. On August 16, 2021, the CAC, the NDRC, the MPS, the MIIT and the Ministry of Transport jointly promulgated the Several Provisions on Automobile Data Security Management (Trial Implementation) which took effect from October 1, 2021 and aims to regulate the collection, analysis, storage, utilization, provision, publication, and cross-border transmission of personal information and critical data generated throughout the lifecycle of automobiles by automobile designers, producers and service providers. Relevant automobile data processor including automobile manufacturers, compartment and software providers, dealers, maintenance providers are required to process personal information and critical data in accordance with applicable laws during the automobile design, manufacture, sales, operation, maintenance and management. To process personal information, automobile data processors shall obtain the consent of the individual or conform to other circumstances stipulated by laws and regulations. Pursuant to the Provisions on Automobile Data Security, personal information and critical data related to automobiles shall in principle be stored within the PRC and a cross-border data security assessment shall be conducted by the national cyberspace administration authority in concert with relevant departments under the State Council if there is a need to provide such data overseas. To process critical data, automobile data processors shall conduct risk assessment in accordance with regulations and submit risk assessment reports to related departments at provincial levels.

On June 10, 2021, the SCNPC promulgated the Data Security Law (the “Data Security Law”), which took effect in September 2021. The Data Security Law sets forth data security and privacy related compliance obligations on entities and individuals carrying out data related activities. The Data Security Law also introduces a data classification and layered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked or illegally acquired or used. In addition, the Data Security Law provides a national security review procedure for those data activities that may affect national security, and imposes export restrictions on certain data and information. According to the PRC National Security Law, the State shall establish institutions and mechanisms for national security review and regulation, and conduct national security review on certain matters that affect or may affect PRC national security, such as key technologies and IT products and services. Furthermore, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States.

In July 2021, General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law (the “Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from PRC governmental authorities in connection with the above contents of Opinions.

On July 10, 2021, the CAC released the Revised Draft. On December 28, 2021, the CAC, NDRC, MIIT, the MPS, the Ministry of National Security, the MOF, the MOFCOM, the People’s Bank of China, the SAMR, the National Radio and Television Administration, the CSRC, the National Administration of State Secrets Protection and the State Cryptography Administration jointly released the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, network platform operators with information of over one million users shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and Cyber information security risk.

On August 12, 2021, the MIIT issued the Opinion on Strengthening the Access Administration of Intelligent Connected Vehicles Manufacturing Enterprises and Their Products, or the Access Administration Opinion, which provided responsibilities of intelligent connected vehicles manufacturing enterprises, and required such enterprises to strengthen the management of vehicle data security, cyber security, software updates, function safety and intended function safety. Furthermore, the Access Administration Opinion stated that vehicles manufacturing enterprises shall conduct cybersecurity reviews prior to transmitting data abroad.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect in September 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cyber Security Law. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure. According to the Regulations, operators of certain industries or sectors that may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage may be identified as critical information infrastructure operators by the CAC or the respective industrial regulatory authorities once they meet the identification standards promulgated by the authorities.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s separate consent shall be obtained before operation of such individual’s sensitive personal information, e.g., biometric characteristics and individual location tracking, (ii) personal information operators operating sensitive personal information shall notify individuals of the necessity of such operations and the influence on the individuals’ rights, (iii) if personal information operators reject individuals’ requests to exercise their rights, individuals may file a lawsuit with a People’s Court.

On August 20, 2021, the CAC promulgated the Provisions on the Administration of Automobile Data Security (for Trial Implementation), or the Provisions on Automobile Data Security, which took effect in October 2021. The Provisions on Automobile Data Security clearly define the definition of “automobile data”, “automobile data operating”, “automobile data operator”, “personal information”, “sensitive personal information” and “important data”, and further elaborate the principles of and requirements for the automobile data operating activities within the PRC. Furthermore, the Provisions on Automobile Data Security also prescribe the implementation of classified protection of cybersecurity, the obligations of automobile data operators to inform, anonymize and obtain individuals’ consents, and the specific requirements for operating sensitive personal information, as well as the risk assessment when operating important data and the security assessment when providing data abroad.

On October 29, 2021, the CAC issued the Measures for the Security Assessment of Data Exit (Draft for Comment), which stipulates that data processors who provide overseas the important data collected and generated during operations within the PRC and personal information that shall be subject to security assessment shall conduct a security assessment. Furthermore, if the data processor provides data overseas and meets one of the following circumstances, it shall declare the security assessment: (i) personal information and important data collected and generated by operators of critical information infrastructure; (ii) the data contains important data; (iii) personal information processors who have processed personal information of one million people provide personal information abroad; (iv) accumulatively provided personal information of more than one hundred thousand people or sensitive personal information of more than ten thousand people abroad; and (v) other circumstances as specified by the CAC. The assessment results of the data exit are valid for two years.

In addition, on November 14, 2021, the Administration Regulations on Cyber Data Security (Draft for Comments) was proposed by the CAC for public comments until December 13, 2021. It sets out general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. Key requirements include: data processors should be in compliance with the requirements of multi-level cybersecurity protection, strengthen the data processing system, data transmission network, data storage environment and other security protection, processing of important data systems in principle should meet the third level or above of multi-level cybersecurity protection and critical information infrastructure security protection requirements; data processors should establish a data security emergency response mechanism, and promptly start the emergency response mechanism in the event of a data security incident; the detailed rules for data processors to apply when providing personal information to third parties, or sharing, trading or entrusting important data to third parties; the scenarios of cybersecurity review which shall be subject to Cybersecurity Review Measures; the definitions of important data and operators’ security protection obligations; the detailed rules on cross-border data transfer which added missing details to the Personal Information Protection Law; data processors processing personal information of more than one million people shall also comply with the regulations for processing of important data; data processors dealing with important data or listing overseas (including Hong Kong) should carry out an annual data security assessment by themselves or by entrusting data security service agencies, and each year before January 31, data security assessment report for the previous year shall be submitted to the districted city level cyberspace administration department. The draft measures reiterate that data processors which process the personal information of at least one million users must apply for a cybersecurity review if they plan listing of companies in foreign countries, and the draft measures further require the data processors that carry out the following activities to apply for cybersecurity review in accordance with the relevant laws and regulations: (i) the merger, reorganization or division of internet platform operators that have gathered a large number of data resources related to national security, economic development and public interests affects or may affect national security; (ii) the listing of the data processor in Hong Kong affects or may affect the national security; and (iii) other data processing activities that affect or may affect national security. In addition, in one of the following situations, data processors shall delete or anonymize personal information within 15 business days: (i) the purpose of processing personal information has been achieved or the purpose of processing is no longer needed; (ii) the storage term agreed with the users or specified in the personal information processing rules has expired; (iii) the service has been terminated or the account has been canceled by the individual; or (iv) unnecessary personal information or personal information unavoidably collected due to the use of automatic data collection technology but without the consent of the individual. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties. Since the revised draft has not been formally adopted as of the date of the document, the revised draft (especially its operative provisions) and its anticipated adoption or effective date are subject to further changes with substantial uncertainty.

On February 10, 2022, the MIIT published an updated the Draft Administration Measures on Data Security in the Field of Industry and Information Technology to solicit public comments. Such draft regulation requires the industrial and telecom data processors to further implement data classification and hierarchical management, take necessary measures to ensure that data remains effectively protected and being lawfully applied and conduct data security risk monitoring. Such draft regulation also provides the definitions of “core data” and “important data” in the field of industry and information technology.

Regulations on E-Commerce

On August 31, 2018, the SCNPC promulgated the E-Commerce Law of the People’s Republic of China (the “E-Commerce Law”), which became effective as of January 1, 2019. The E-Commerce Law establishes the regulatory framework for the e-commerce sector in the PRC for the first time by laying out certain requirements on e-commerce platform operators. According to the E-Commerce Law, the e-commerce platform operators shall prepare a contingency plan for cybersecurity events and take technological measures and other measures to prevent online illegal and criminal activities. The E-Commerce Law also expressly requires e-commerce platform operators to take necessary actions to ensure fair dealing on their platforms to safeguard the legitimate rights and interests of consumers, including to prepare platform service agreements and transaction information record-keeping and transaction rules, to prominently display such documents on the platform’s website, and to keep such information for no less than three years following the completion of a transaction. Where the e-commerce platform operators conduct self-operated business on their platforms, they shall distinguish and mark their self-operated business from the businesses of the business operators using the platform in a prominent manner, and shall not mislead consumers. The e-commerce platform operators shall bear civil liability of a commodity seller or service provider for the business marked as self-operated, pursuant to the law.

Regulations on Land and the Development of Construction Projects

Regulations on Land Grants

Under the Interim Regulations on Assignment and Transfer of the Rights to the Use of the State-owned Urban Land of PRC, promulgated by the State Council on May 19, 1990 and latest amended on November 29, 2020, a system of assignment and transfer of the right to use state-owned land was adopted. A land user must pay land premiums to the state as consideration for the assignment of the right to use a land site within a certain term, and the land user who obtained the right to use the land may transfer, lease out, mortgage or otherwise commercially exploit the land within the term of use. Under the Interim Regulations on Assignment and Transfer of the Rights to the Use of the State-owned Urban Land of PRC and the Law of the PRC on Urban Real Estate Administration, the local land administration authority may enter into an assignment contract with the land user for the assignment of land use rights. The land user is required to pay the land premium as provided in the assignment contract. After the full payment of the land premium, the land user must register with the land administration authority and obtain a land use rights certificate which evidences the acquisition of land use rights.

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

After obtaining a construction work planning permit, subject to certain exceptions, a construction enterprise must apply for a construction work commencement permit from the construction authority under the local people’s government at the county level or above in accordance with the Administrative Provisions on Construction Permit of Construction Projects promulgated by the Ministry of Housing and Urban-Rural Development (the “MOHURD”), on June 25, 2014 and implemented on October 25, 2014 and latest amended on March 30, 2021.

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

Regulations on Environmental Protection and Work Safety

Regulations on Environmental Protection

Pursuant to the Environmental Protection Law of the PRC promulgated by the SCNPC, on December 26, 1989, amended on April 24, 2014 and effective on January 1, 2015, any entity which discharges or will discharge pollutants during the course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise, vibrations, electromagnetic radiation and other hazards produced during such activities.

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

Regulations on Work Safety

Under relevant construction safety laws and regulations, including the Work Safety Law of the PRC which was promulgated by the SCNPC on June 29, 2002 and latest amended on June 10, 2021, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide the employees with protective equipment that meets the national standards or industrial standards. Furthermore, production and operating business entities shall report their major hazard sources and related safety and emergency measures to the emergency management department and other relevant departments for the record, and establish a safety risk grading control system and take corresponding control measures. Automobile and components manufacturers are subject to the above-mentioned environment protection and work safety requirements.

Regulations on Fire Control

Pursuant to the Fire Safety Law of the PRC promulgated by the SCNPC on April 29, 1998 and latest amended on April 29, 2021, for special construction projects stipulated by the housing and urban-rural development authority of the State Council, the developer shall submit the fire safety design documents to the housing and urban-rural development authority for examination, while for construction projects other than those stipulated as special development projects, the developer shall, at the time of applying for the construction permit or approval for work commencement report, provide the fire safety design drawings and technical materials which satisfy the construction needs. According to Interim Regulations on Administration of Examination and Acceptance of Fire Control Design of Construction Projects promulgated on April 1, 2020 and effective on June 1, 2020, an examination system for fire prevention design and acceptance only applies to special construction projects, and for other projects, a record-filing and spot check system would be applied.

Regulations on Intellectual Property Rights

Patent Law

According to the Patent Law of the PRC promulgated by the SCNPC on March 12, 1984 and currently effective from June 1, 2021, the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. The protection period is twenty years for an invention patent and ten years for a utility model patent and fifteen years for a design patent, commencing from their respective application dates.

Regulations on Copyright

The Copyright Law of the PRC (the “Copyright Law”), which took effect on June 1, 1991 and was latest amended in 2020 and came into effect on June 1, 2021, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of the copyright owner. Infringers of a copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations.

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

Trademark Law

Trademarks are protected by the Trademark Law of the PRC which was adopted on August 23, 1982 and latest amended in 2019, as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and as most recently amended on April 29, 2014. The Trademark Office under the SAMR, handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Regulations on Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names (the “Domain Name Measures”), on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Name promulgated by the MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names must provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Regulations on Foreign Investment in China

Catalogue for the Guidance of Foreign Investment Industries

Investments in the PRC by foreign investors and foreign-invested enterprises were regulated by the Catalogue for the Guidance of Foreign Investment Industries (the “Foreign Investment Catalogue”), jointly promulgated by the MOFCOM and NDRC on June 28, 1995 and amended from time to time. The Foreign Investment Catalogue was last repealed by the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version) (the “2021 Negative List”), which was jointly promulgated by the MOFCOM and the NDRC on December 27, 2021 and came into effect on January 1, 2022, and the Catalogue of Industries for Encouraging Foreign Investment (2020 Version) (the “2020 Encouraging Catalogue”), which was jointly promulgated by the MOFCOM and the NDRC on December 27, 2020 and became effective on January 27, 2021. The 2020 Encouraging Catalogue and the 2021 Negative List set out the industries and economic activities in which foreign investment in the PRC is encouraged, restricted or prohibited. Pursuant to the 2020 Encouraging Catalogue, the manufacture and the development of key parts and components of NEVs fall within the encouraged catalogue, and the 2021 Negative List lifts the limit on foreign ownership of automakers for ICE passenger vehicles. However, the 2021 Negative List provides that foreign investors shall hold no more than 50% of the equity interest in a service provider operating certain value-added telecommunications services (other than for e-commerce, domestic multi-parties communications, storage and forwarding categories, call centers).

The establishment, operation and management of corporate entities in the PRC is governed by the PRC Company Law, which was latest amended on October 26, 2018. The PRC Company Law generally governs two types of companies — limited liability companies and joint stock limited companies. The PRC Company Law shall also apply to foreign-invested companies. Where laws on foreign investment have other stipulations, such stipulations shall prevail. The establishment procedures, approval or record-filing procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are regulated by the Foreign Investment Law, which became effective on January 1, 2020 and replaced three laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations.

Foreign Investment Law

On March 15, 2019, the NPC promulgated the Foreign Investment Law of PRC, which has become effective on January 1, 2020 and replaced three laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the PRC Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” Because the “negative list” has yet been published, it is unclear whether it will differ from the current 2021 Negative List. The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established before the implementation of the Foreign Investment Law may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law.

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

On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law of PRC, effective on January 1, 2020, which further requires that foreign-invested enterprises and domestic enterprises shall be treated equally with respect to policy making and implementation. Pursuant to the Implementation Regulations on the Foreign Investment Law, if the existing foreign-invested enterprises fail to change their original forms as of January 1, 2025, the relevant market regulation departments will not process other registration matters for the enterprises, and may disclose their relevant information to the public.

On December 30, 2019, the MOFCOM and the SAMR jointly issued the Measures for Reporting of Foreign Investment Information (the “Foreign Investment Information Measures”), which became effective on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in the PRC, foreign investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the State Administration for Market Regulation. Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancellations and their annual reports in accordance with the Foreign Investment Information Measures. If a foreign-invested enterprise investing in the PRC has finished submitting its reports for its establishment, modifications and cancellation and its annual reports, the relevant information will be shared by the competent market regulation department to the competent commercial department, and such foreign-invested enterprise is not required to submit the reports to the two departments separately.

Regulations on Foreign Exchange

General Principles of Foreign Exchange

Under the Regulations on the Foreign Exchange System of the PRC promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange of the PRC (the “SAFE”), and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office.

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

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment (the “SAFE Circular No. 59”), promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015 and October 10, 2018, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. The SAFE Circular No. 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign-invested enterprises.

The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment (the “SAFE Circular No. 13”), effective from June 1, 2015, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to SAFE Circular No. 13, the investors shall register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise (the “SAFE Circular No. 19”), which was promulgated by the SAFE on March 30, 2015 and amended on December 30, 2019, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to SAFE Circular No. 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the foreign-invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (the “SAFE Circular No. 16”), which was promulgated by the SAFE and became effective on June 9, 2016, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on a self-discretionary basis. SAFE Circular No. 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including, but not limited to, foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in the PRC.

According to the Administrative Rules on the Company Registration of PRC, which were promulgated by the State Council on June 24, 1994, became effective on July 1, 1994 and were amended on February 6, 2016, and other laws and regulations governing the foreign-invested enterprises and company registrations, the establishment of a foreign-invested enterprise and any capital increase and other major changes in a foreign-invested enterprise shall be registered with the SAMR or its local counterparts, and shall be filed via the foreign investment comprehensive administrative system (the “FICMIS”), if such foreign-invested enterprise does not involve special access administrative measures prescribed by the PRC government.

On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation. This circular allows the foreign-invested enterprises without equity investment as in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investment as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, this circular stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. Payments for transactions that take place within the PRC must be made in RMB. Foreign currency revenues received by PRC companies may be repatriated into the PRC or retained outside of the PRC in accordance with requirements and terms specified by SAFE.

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

Loans by the Foreign Companies to their PRC Subsidiaries

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions (Revised in 2020), the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of the SAFE. However, such foreign debt must be registered with and recorded by the SAFE or its local branches within fifteen (15) business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of a foreign-invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign-invested enterprise (the “Total Investment and Registered Capital Balance”).

On January 12, 2017, the People’s Bank of China (the “PBOC”), promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing (the “PBOC Notice No. 9”). Pursuant to PBOC Notice No. 9, within a transition period of one year from January 12, 2017, the foreign-invested enterprises may adopt the currently valid foreign debt management mechanism (the “Current Foreign Debt Mechanism”), or the mechanism as provided in PBOC Notice No. 9 (the “Notice No. 9 Foreign Debt Mechanism”), at their own discretions. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. Pursuant to PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach (the “Risk-Weighted Approach”), and shall not exceed certain specified upper limits. PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be equal to 200% of its net assets multiplied by macro-prudential regulation parameter (the “Net Asset Limits”). The macro-prudential regulation parameter shall be 1. Enterprises shall file with the SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three business days before drawing any money from the foreign debts.

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

Offshore Investment

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles (the “SAFE Circular 37”), issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle (the “SPV”), which is defined as an offshore enterprise directly established or indirectly controlled by PRC residents for investment and financing purposes, with the enterprise assets or interests PRC residents hold in China or overseas. The term “control” means to obtain the operation rights, right to proceeds or decision-making power of an SPY through acquisition, trust, holding shares on behalf of others, voting rights, repurchase, convertible bonds or other means. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014 as an attachment of SAFE Circular 37.

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

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the PRC Enterprise Income Tax Law which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law (collectively, the “EIT Law”). The EIT Law came into effect on January 1, 2008 and amended on April 23, 2019. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993, came into effect on January 1, 1994 and were subsequently amended from time to time; and the Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the MOF on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011 (collectively, the “VAT Law”). On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax (the “Order 691”). On March 20, 2019, the MOF, the STA and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepen the Reform of Value-added Tax (the “Announcement 39”). According to the VAT Law and the Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of value-added tax (the “VAT”). According to the Announcement 39, the VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, which will become effective on April 1, 2019, and the VAT tax rate applicable to the small-scale taxpayers is 3%.

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

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (the “Double Taxation Avoidance Arrangement”), and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Taxation Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties (the “STA Circular 81”), issued on February 20, 2009 by the STA, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the STA and took effect on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases. This circular further provides that an applicant who intends to prove his or her status as the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Agreements.

Tax on Indirect Transfer

On February 3, 2015, the STA issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises (the “Circular 7”). Pursuant to Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. According to Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the STA issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax (the “Circular 37”), which was amended by the Announcement of the State Taxation Administration on Revising Certain Taxation Normative Documents issued on June 15, 2018 by the STA. The Circular 37 further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of Circular 7. Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations on Employment and Social Welfare

Labor Contract Law

The Labor Contract Law of the PRC (the “Labor Contract Law”), which was promulgated on June 29, 2007 and amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work above certain time limits and employers shall pay employees for overtime work in accordance with national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and must be paid to employees in a timely manner.

Interim Provisions on Labor Dispatch

Pursuant to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, dispatched workers are entitled to equal pay with full-time employees for equal work. Employers are allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees. Pursuant to the Labor Contract Law, if the employer violates the relevant labor dispatch regulations, the labor administrative department shall order it to make corrections within a prescribed time limit; if it fails to make corrections within the time limit, a fine of more than RMB5,000 but less than RMB10,000 per person will be imposed on the employer.

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

In accordance with the Regulations on the Administration of Housing Funds which was promulgated by the State Council in 1999 and latest amended in March 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.”

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

In addition, the STA has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock options or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals (the “PRC Citizens”), intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an offshore special vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On December 24, 2021, the CSRC released the Draft Administration Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. Pursuant to the Draft Administration Provisions, these provisions shall apply to domestic enterprises that issue shares, depository receipts, convertible corporate bonds, or other equity instruments overseas, or list and trade their securities overseas, and the CSRC shall supervise and administer the overseas securities offering and listing activities of domestic enterprises, and such domestic enterprises shall go through the filing procedures with the CSRC and report relevant information.

According to the Draft Administration Provisions and the Draft Filing Measures, domestic enterprises offering and listing overseas will need to comply with continuous filing and reporting requirements after such offering and listing, including (i) a reporting obligation in respect of a material event completed after the completion of an overseas offering and listing, which arose prior to such offering and listing; (ii) filing for follow-on offerings after the initial offering and listing; (iii) filing for share exchanges where by the issuer issues securities to acquire assets; and (iv) a reporting obligation for material events after the initial offering and listing. The Administrative Provisions clarify that the first actor responsible for compliance for and overseas issuance and listing of a domestic enterprise is the domestic enterprise itself. With respect to the domestic enterprises, non-compliance with the Draft Administrative Provisions or an overseas listing completed in breach of them may result in a warning or a fine of RMB 1-10 million. Under severe circumstances, domestic enterprises may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors and other legally appointed persons of the domestic enterprises may be warned, or fined between RMB500,000 to RMB5 million either individually or collectively. If, during the filing process, the domestic enterprises conceal important factors or the content is materially false, and securities are not issued, they are subject to a fine of RMB1-10 million. If the securities have been issued, the domestic enterprise is subject to a fine of 10-100% of the listing proceeds. With respect to the controlling shareholder, actual controllers, directors, supervisors, and other legally appointed persons, they are subject to a warning and fines between RMB500,000 and RMB5 million, individually or collectively.

On April 2, 2022, the CSRC released the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Archives Rules”). The Draft Archives Rules were open for public consultations until April 17, 2022. The Draft Archives Rules includes both overseas direct offerings and overseas indirect offerings.  The Draft Archives Rules provides that, among other things, (i) in relation to the overseas listing activities of domestic enterprises, the domestic enterprises are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities; (ii) during the course of an overseas offering and listing, if a domestic enterprise needs to publicly disclose or provide to securities companies, accounting firms or other securities service providers and overseas regulators, any materials that contain relevant state secrets or that have a sensitive impact (i.e. be detrimental to national security or the public interest if divulged), the domestic enterprise should complete the relevant approval/filing and other regulatory procedures; and (iii) working papers produced in the PRC by securities companies and securities service institutions, which provide domestic enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and the transmission of all such working papers to recipients outside of the PRC is required to be approved by competent authorities of the PRC.

C.Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIE, as of the date of this annual report:

NIO Inc. (Cayman)
100%
NIO Nextev Limited (Hong Kong)
NIO User Enterprise Limited (Hong Kong)
NIO Power Express Limited (Hong Kong)
XPT Limited (Hong Kong)
XPT INC. (United States)
NEU Battery Asset Co., Ltd. (Cayman)
NIO GmbH (Germany)
NIO USA, Inc. (United States)
NIO Nextev Europe Holding B.V. (Netherlands)
NIO NORWAY AS (Norway)
XPT Technology Limited (Hong Kong)
NEU Battery Asset (Hong Kong) Co., Ltd. (Hong Kong)
Instant Power Europe B.V. (Netherlands)
Offshore
Onshore
71.705%
19.478%
0.931%
NIO Holding Co., Ltd.
NIO Co., Ltd.
NIO Automobile (Anhui) Co., Ltd.
NIO Automobile Technology (Anhui) Co., Ltd.
NIO Sales And Services Co., Ltd.
NIO Energy Investment (Hubei) Co., Ltd.
XPT (Jiangsu) Investment Co., Ltd.
Equity Interest
Contractual arrangements
25%
75%
51%
NIO Financial Leasing Co., Ltd.
Beijing NIO Network Technology Co., Ltd.
Wuhan NIO Energy Co., Ltd.
XPT (Jiangsu) Automotive Technology Co., Ltd.
50%
XPT (Nanjing) E-Powertrain Technology Co., Ltd.
XPT (Nanjing) Energy Storage System Co., Ltd.
XTRONICS (Nanjing) Automotive Intelligent Technologies Co., Ltd.
Shanghai XPT Technology Limited

Contractual Agreements with the VIE and Its Shareholders

Historically, we had two sets of contractual agreements with two VIEs, Beijing NIO and Shanghai Anbin, and their respective shareholders. On March 31, 2021, Shanghai NIO, Shanghai Anbin and each shareholder of Shanghai Anbin entered into a termination agreement pursuant to which each of the contractual agreements among Shanghai NIO, Shanghai Anbin and its shareholders terminated as of the date of the agreement and after which date we no longer have effective control over Shanghai Anbin, no longer receive any economic benefits of Shanghai Anbin, no longer have an exclusive option to purchase all or part of the equity interests in Shanghai Anbin when and to the extent permitted by the PRC law, and no longer consolidate the financial results of Shanghai Anbin and its subsidiaries as the VIE under U.S. GAAP. We had originally established Shanghai Anbin and its subsidiaries, including NIO New Energy, with the plan to build our own manufacturing plant in Shanghai. We have since decided not to carry out this plan. We decided to terminate the contractual agreements with Shanghai Anbin and its shareholders and wind down NIO New Energy as none of Shanghai Anbin or its subsidiaries currently engage in any material business activities or carry any material assets.

The following is a summary of the contractual agreements with Shanghai NIO and Beijing NIO.

Exclusive Business Cooperation Agreements

Under the exclusive business cooperation agreements dated April 19, 2018 and April 12, 2021, respectively, between Shanghai NIO and Beijing NIO (the “Exclusive Business Cooperation Agreements”), pursuant to which, in exchange for a monthly service fee, Beijing NIO agreed to engage the Shanghai NIO as its exclusive provider of technical support, consultation and other services.

Under the Exclusive Business Cooperation Agreements, the service fee shall consist of 100% of the total consolidated profit of the Beijing NIO, after the deduction of any accumulated deficit of the VIE in respect of the preceding financial year(s), operating costs, expenses, taxes and other statutory contributions. Notwithstanding the foregoing, Shanghai NIO may adjust the scope and amount of services fees according to mainland China tax law and tax practices, and Beijing NIO will accept such adjustments. Shanghai NIO shall calculate the service fee on a monthly basis and issue a corresponding invoice to Beijing NIO. Notwithstanding the payment arrangements in the Exclusive Business Cooperation Agreements, Shanghai NIO may adjust the payment time and payment method, and Beijing NIO will accept any such adjustment.

In addition, absent the prior written consent of Shanghai NIO, during the term of the Exclusive Business Cooperation Agreements, with respect to the services subject to the Exclusive Business Cooperation Agreements and other matters, Beijing NIO shall not directly or indirectly accept the same or any similar services provided by any third party and shall not establish cooperation relationships similar to that formed by the Exclusive Business Cooperation Agreements with any third party. Shanghai NIO may appoint other parties, who may enter into certain agreements with Beijing NIO, to provide Beijing NIO with the services under the Exclusive Business Cooperation Agreements.

The Exclusive Business Cooperation Agreements also provide that Shanghai NIO has the exclusive proprietary rights to and interests in any and all intellectual property rights developed or created by Beijing NIO during the performance of the Exclusive Business Cooperation Agreement.

The Exclusive Business Cooperation Agreements shall remain effective unless terminated (a) in accordance with the provisions of the Exclusive Business Cooperation Agreements; (b) in writing by the Shanghai NIO; or (c) renewal of the expired business period of either Shanghai NIO or Beijing NIO is denied by relevant government authorities, at which time the Exclusive Business Cooperation Agreements will terminate upon termination of that business period.

Exclusive Option Agreements

Under the exclusive option agreements (the “Exclusive Option Agreements”) dated April 19, 2018 and April 12, 2021, among Shanghai NIO, Beijing NIO and its shareholders, namely Mr. Bin Li and Mr. Lihong Qin (the “Registered Shareholders”), respectively, Shanghai NIO has the rights to require the Registered Shareholders to transfer any or all their equity interests in Beijing NIO to Shanghai NIO and/or a third party designated by it, in whole or in part at any time and from time to time, for considerations equivalent to the respectively outstanding loans owed to the Registered Shareholders (or part of the loan amounts in proportion to the equity interests being transferred) or, if applicable, for a nominal price, unless the relevant government authorities or the mainland China laws request that another amount be used as the purchase price, in which case the purchase price shall be the lowest amount under such request.

Beijing NIO and the Registered Shareholders, among other things, have covenanted that:

(i)without the prior written consent of Shanghai NIO, they shall not in any manner supplement, change or amend the constitutional documents of Beijing NIO, increase or decrease their registered capital, or change the structure of their registered capital in other manner;

(ii)they shall maintain Beijing NIO’s corporate existence in accordance with good financial and business standards and practices, obtain and maintain all necessary government licenses and permits by prudently and effectively operating their business and handling their affairs;

(iii)without the prior written consent of Shanghai NIO, they shall not at any time following the signing of the Exclusive Option Agreements sell, transfer, pledge or dispose of in any manner any material assets of the Beijing NIO or legal or beneficial interest in the material business or revenues of the Beijing NIO, or allow the encumbrance thereon of any security interest;

(iv)without the prior written consent of Shanghai NIO, Beijing NIO shall not incur, inherit, guarantee or assume any debt, except for debts incurred in the ordinary course of business other than payables incurred by a loan;

(v)Beijing NIO shall always operate all of their businesses during the ordinary course of business to maintain their asset value and refrain from any action/omission that may adversely affect the Beijing NIO’s operating status and asset value;

(vi)without the prior written consent of Shanghai NIO, they shall not cause Beijing NIO to execute any material contract, except the contracts executed in the ordinary course of business;

(vii)without the prior written consent of Shanghai NIO, they shall not cause Beijing NIO to provide any person with any loan or credit;

(viii)they shall provide Shanghai NIO with information on Beijing NIO’s business operations and financial condition at the request of Shanghai NIO;

(ix)if requested by Shanghai NIO, they shall procure and maintain insurance in respect of Beijing NIO’ assets and business from an insurance carrier acceptable to Shanghai NIO, at an amount and type of coverage typical for companies that operate similar businesses;

(x)without the prior written consent of Shanghai NIO, they shall not cause or permit Beijing NIO to merge, consolidate with, acquire or invest in any person;

(xi)they shall immediately notify Shanghai NIO of the occurrence or possible occurrence of any litigation, arbitration or administrative proceedings relating to Beijing NIO’ assets, business or revenue;

(xii)to maintain the ownership by Beijing NIO of all of its assets, they shall execute all necessary or appropriate documents, take all necessary or appropriate actions and file all necessary or appropriate complaints or raise necessary and appropriate defenses against all claims;

(xiii)without the prior written consent of Shanghai NIO, Beijing NIO shall not in any manner distribute dividends to its shareholders, provided that upon the written request of Shanghai NIO, Beijing NIO shall immediately distribute all distributable profits to its shareholders;

(xiv)at the request of Shanghai NIO, they shall appoint any persons designated by Shanghai NIO as the directors and/or senior management of Beijing NIO; and

(xv)unless otherwise mandatorily required by mainland China laws, Beijing NIO shall not be dissolved or liquidated without prior written consent by Shanghai NIO.

In addition, the Registered Shareholders, among other things, have covenanted that:

(i)without the prior written consent of Shanghai NIO, they shall not sell, transfer, pledge or dispose of in any other manner the legal or beneficial interest in Beijing NIO, or allow the encumbrance thereon of any security interest, except for the Equity Pledge Agreements and the interests prescribed in the Powers of Attorney, and procure the shareholders’ meeting and the board of directors of Beijing NIO not to approve such matters;

(ii)for each exercise of the equity purchase option, to cause the shareholders’ meeting of Beijing NIO to vote on the approval of the transfer of equity interests and any other action requested by Shanghai NIO;

(iii)they shall relinquish the pre-emptive right (if any) he/she is entitled to in relation to the transfer of equity interest by any other shareholders to Beijing NIO and give consent to the execution by each other shareholder of Beijing NIO with Shanghai NIO and Beijing NIO exclusive option agreements, equity pledge agreements and powers of attorney similar to the Exclusive Option Agreements, the Equity Pledge Agreements and the Powers of Attorney, and accept not to take any action in conflict with such documents executed by the other shareholders (if any); and

(iv)each of the Registered Shareholders will transfer to Shanghai NIO or its appointee(s) by way of gift any profit or dividend in accordance with the mainland China law.

The Registered Shareholders have also undertaken that, subject to the relevant laws and regulations, they will return to Shanghai NIO any consideration they receive in the event that Shanghai NIO exercise the options under the Exclusive Option Agreements to acquire the equity interests in Beijing NIO.

The Exclusive Option Agreements shall remain effective unless terminated in the event that the entire equity interests held by the Registered Shareholders in Beijing NIO have been transferred to Shanghai NIO or its appointee(s).

Equity Pledge Agreements

Under the equity pledge agreements dated April 19, 2018 and April 12, 2021, respectively, entered into between Shanghai NIO, the Registered Shareholders and Beijing NIO (the “Equity Pledge Agreements”), the Registered Shareholders agreed to pledge all their respective equity interests in Beijing NIO that they own, including any interest or dividend paid for the shares, to Shanghai NIO as a security interest to guarantee the performance of contractual obligations and the payment of outstanding debts.

The pledge in respect of Beijing NIO takes effect upon the completion of registration with the relevant administration for industry and commerce and shall remain valid until after all the contractual obligations of the Registered Shareholders and Beijing NIO under the relevant contractual arrangements have been fully performed and all the outstanding debts of the Registered Shareholders and Beijing NIO under the relevant contractual arrangements have been fully paid.

Upon the occurrence and during the continuance of an event of default (as defined in the Equity Pledge Agreements), Shanghai NIO shall have the right to require Beijing NIO’s shareholders (i.e. the Registered Shareholders) to immediately pay any amount payable by Beijing NIO under the Exclusive Business Cooperation Agreement, repay any loans and pay any other due payments, and Shanghai NIO shall have the right to exercise all such rights as a secured party under any applicable mainland China law and the Equity Pledge Agreements, including without limitations, being paid in priority with the equity interests based on the monetary valuation that such equity interests are converted into or from the proceeds from auction or sale of the equity interest upon written notice to the Registered Shareholders.

The registration of the Equity Pledge Agreements as required by the relevant laws and regulations has been completed in accordance with the terms of the Equity Pledge Agreements and the PRC laws and regulations.

Powers of Attorney

The Registered Shareholders have executed powers of attorney dated April 19, 2018 and April 12, 2021, respectively, (the “Powers of Attorney”). Under the Powers of Attorney, the Registered Shareholders irrevocably appointed Shanghai NIO and their designated persons (including but not limited to Directors and their successors and liquidators replacing the Directors but excluding those non-independent or who may give rise to conflict of interests) as their attorneys-in-fact to exercise on their behalf, and agreed and undertook not to exercise without such attorneys-in-fact’s prior written consent, any and all right that they have in respect of their equity interests in Beijing NIO, including without limitation:

(i)to convene and attend shareholders’ meetings of Beijing NIO;

(ii)to file documents with the relevant companies registry;

(iii)to exercise all shareholder ’s rights and shareholder ’s voting rights in accordance with law and the constitutional documents of Beijing NIO, including but not limited to the sale, transfer, pledge or disposal of any or all of the equity interests in Beijing NIO;

(iv)to execute any and all written resolutions and meeting minutes and to approve the amendments to the articles of associations in the name and on behalf of such shareholder; and

(v)to nominate, appoint or remove the legal representatives, directors, supervisors, general manager and other senior management of Beijing NIO.

Further, the Powers of Attorney shall remain effective for so long as each shareholder holds equity interest in Beijing NIO.

Loan Agreements

Shanghai NIO and the Registered Shareholders entered into loan agreements dated April 19, 2018 and April 12, 2021, respectively, (the “Loan Agreements”), pursuant to which Shanghai NIO agreed to provide loans to the Registered Shareholders, to be used exclusively as investment in Beijing NIO. The loans must not be used for any other purposes without the relevant lender ’s prior written consent.

The term of each loan commences from the date of the agreement and ends on the date the lender exercises its exclusive call option under the relevant Exclusive Option Agreement, or when certain defined termination events occur, such as if the lender sends a written notice demanding repayment to the borrower, or upon the default of the borrower, whichever is earlier.

After the lender exercises his exclusive call option, the borrower may repay the loan by transferring all of its equity interest in Beijing NIO to the lender, or a person or entity nominated by the lender, and use the proceeds of such transfer as repayment of the loan. If the proceeds of such transfer is equal to or less than the principal of the loan under the relevant Loan Agreement, the loan is considered interest-free. If the proceeds of such transfer is higher than the principal of the loan under the relevant Loan Agreement, any surplus is considered interest for the loan under the relevant Loan Agreement.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

(i)each of the agreements comprising the contractual arrangements is legal, valid and binding on the parties thereto, enforceable under applicable PRC laws and regulations, except that (a) the contractual arrangements provide that the arbitral body may award remedies over the shares and/or assets or award injunctive relief and/or order the winding up of Beijing NIO, and that courts of competent jurisdictions are empowered to grant interim remedies in support of the arbitration pending the formation of an arbitral tribunal or in appropriate cases, while under PRC laws and regulations, an arbitral body has no power to grant injunctive relief or to order an entity to wind up, and the aforesaid interim remedies granted by competent courts may not be recognizable or enforceable in the PRC; and (b) the contractual arrangements provide that the Registered Shareholders undertake to appoint committees designated by Shanghai NIO as the liquidation committee upon the winding up of Beijing NIO to manage its assets; however, in the event of a mandatory liquidation required by PRC laws and regulations, these provisions may not be enforceable;

(ii)each of the agreements comprising the contractual arrangements does not violate the provisions of the articles of associations of Shanghai NIO and Beijing NIO, respectively; and

(iii)no approval or authorization from the PRC governmental authorities are required for entering into and the performance of the contractual arrangements except that (a) the pledge of any equity interest in Beijing NIO for the benefit of Shanghai NIO is subject to registration requirements with the relevant governmental authority which has been duly completed; and (b) the exercise of any exclusive option rights by Shanghai NIO under the exclusive option agreements may subject to the approval, filing or registration requirements with the relevant authorities under the then prevailing PRC laws and regulations.

For a description of the risks related to our corporate structure, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

D.Property, Plants and Equipment

Currently, we own land use rights with respect to a parcel of land in Nanjing of approximately 325,217.57 square meters and the ownership with respect to the plant thereon for a term ending on March 10, 2063, which are used for the manufacture of our electric powertrains. As of December 31, 2021, we also leased a number of our facilities in various cities in China mainly for user centers, warehouses, power management centers and sales, marketing and customer service with an aggregated floor area of approximately 2,219,565 square meters. As of December 31, 2021, we leased property in North America for our North American headquarters and global software development center, and sales, marketing, light assembly, research and development center with an aggregate floor area of 386,341 square feet; we leased properties in Europe for management, engineering and storage and design headquarters with an aggregate floor area of 124,570 square feet.

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

A.          Operating Results

Overview

We are a pioneer and a leading company in the premium smart electric vehicle market. We design, develop, jointly manufacture and sell premium smart electric vehicles, driving innovations in autonomous driving, digital technologies, and electric powertrains and batteries. We differentiate ourselves through our continuous technological breakthroughs and innovations, such as our industry-leading battery swapping technologies, BaaS, as well as our proprietary autonomous driving technologies and ADaaS.

We introduced the EP9 supercar in 2016. In December 2017, we launched the ES8, which is a six- or seven-seater flagship premium smart electric SUV. Subsequently, we launched the ES6, a five-seater high-performance premium smart electric SUV, in December 2018, and the EC6, a five-seater premium smart electric coupe SUV, in December 2019, followed by the ET7, a flagship premium smart electric sedan, in January 2021. In December 2021, we launched the ET5, a mid-size premium smart electric sedan.

In 2021, we delivered 91,429 vehicles, including 20,050 ES8s, 41,474 ES6s and 29,905 EC6s. The table below sets forth delivery data relating to our vehicles for the periods indicated.

	2021 Q1	2021 Q2	2021 Q3	2021 Q4	2021 Full Year
ES8s	4,516	4,433	5,418	5,683	20,050
ES6s	8,088	9,935	11,271	12,180	41,474
EC6s	7,456	7,528	7,750	7,171	29,905
Total	20,060	21,896	24,439	25,034	91,429

We recorded revenues of RMB7,824.9 million, RMB16,257.9 million and RMB36,136.4 million (US$5,670.6 million) for the years ended December 31, 2019, 2020 and 2021, which mainly consisted of revenues from the sales of our vehicles, revenue from a number of embedded products and services offered together with the sale of vehicles, revenues from our services including power solutions such as our energy package, one-off usage of our One Click for Power services and Power Swap services, as well as revenues from monthly fees, excluding those fees for statutory and third-party liability insurance and vehicle damage insurance paid directly to third-party insurers, under our service package.

Impact of COVID-19 on Our Operations

The majority of our revenues are derived from sales of our vehicles in China. Our results of operations and financial condition in 2020 have been affected by the spread of COVID-19. The COVID-19 pandemic has impact on China’s auto industry in general and the production and delivery of vehicles of our company.

In early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having contracted COVID- 19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and canceling public activities, among others. The COVID-19 has also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China. We have taken a series of measures in response to the pandemic, including, among others, remote working arrangements for our employees and temporary shutdown of some of our premises and facilities in early 2020. We have followed and are continuing to follow all legal directions and safety guidelines with respect to our premises and facilities in operation. These measures, if taken again in the future, could reduce the capacity and efficiency of our operations, which in turn could negatively affect our results of operations. Although COVID-19 has been largely controlled in China, there have been occasional outbreaks in several cities. To the extent we have service centers and vehicle delivery centers in these locations, we are susceptible to factors adversely affecting one or more of these locations as a result of COVID-19.

We have been working closely with JAC, the manufacturer of the ES8, ES6 and EC6, to resume productions and minimize the impact of COVID-19 on our manufacturing capabilities. As a result, our manufacturing and delivery capacities recovered to the level prior to the COVID- 19 pandemic by the second quarter of 2020. In addition, we strive to expand our traffic channels, integrate our online and offline sales efforts and offer high-quality services to bring business and operation back to normal. We will pay close attention to the development of the COVID-19 pandemic, perform further assessment of its impact and take relevant measures to minimize the impact. Although our vehicle deliveries in the first quarter of 2020 was negatively impacted as a result of the COVID-19 pandemic, we achieved satisfactory delivery results in the rest of the year. The total number of vehicles we delivered in the last three quarters of 2020 was 39,890, showing an increase by 140.6% from the last three quarters of 2019. The total number of vehicles we delivered in 2021 was 91,429, showing an increase of 109.1% from 2020. We will continue to monitor and evaluate the financial impact on our financial condition, results of operations and cash flows for subsequent periods.

The extent to which COVID- 19 impacts our financial position, results of operations and cash flows in the future will depend on the future developments of the pandemic, including the duration and severity of COVID- 19, the extent and severity of new waves of outbreak in China and other countries, the development and progress of distribution of COVID- 19 vaccine and other medical treatment and the effectiveness of such vaccine and other medical treatment, and the actions taken by government authorities to contain the outbreak, all of which are highly uncertain, unpredictable and beyond our control. In addition, our financial position, results of operations and cash flows could be adversely affected to the extent that the pandemic harms the Chinese economy in general. As of December 31, 2021, we had cash and cash equivalents, restricted cash and short-term investments of RMB55,385.7 million (US$8,691.2 million). We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty.

See “Item 3. Key Information — D. Risk Factors —Risks Related to Our Business and Industry—Our business, financial condition and results of operations may be adversely affected by the COVID-19 pandemic.”

Key Line Items Affecting Our Results of Operations

Revenues

The following table presents our revenue components by amount and as a percentage of the total revenues for the periods indicated.

	Year Ended December 31
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Revenues:
Vehicle sales	7,367,113	94.1	15,182,522	93.4	33,169,740	5,205,056	91.8
Other sales(1)	457,791	5.9	1,075,411	6.6	2,966,683	465,537	8.2
Total revenues	7,824,904	100.0	16,257,933	100.0	36,136,423	5,670,593	100.0

Note:

(1)	Other sales are comprised as below:

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Other sales
Sales of automotive regulatory credits	––	—	120,648	0.8	516,549	81,058	1.4
Sales of packages	111,448	1.4	244,072	1.5	526,171	82,568	1.5
Battery upgrade service	––	—	5,346	0.0	291,218	45,698	0.8
Sales of charging piles	127,632	1.6	229,781	1.4	319,386	50,119	0.9
Others	218,711	2.9	475,564	2.9	1,313,359	206,094	3.6
Total	457,791	5.9	1,075,411	6.6	2,966,683	465,537	8.2

We began generating revenues in June 2018, when we began making deliveries and sales of the ES8. We currently generate revenues from (i) vehicle sales, which represent revenues from sales of new vehicles, (ii) sales of automotive regulatory credits, (iii) battery upgrade service, which represents the battery upgrade program for providing incremental battery capacity to the users; (iv) sales of charging piles, including home chargers provided as one of the performance obligations in the contract of vehicle sales, and additional charging piles sold separately, (v) sales of packages, including the sales of our service package and energy package (including charging and battery swapping services), and (vi) other sales, which mainly consist of revenues from sales of accessories, embedded products and services offered together with vehicle sales, and others. Embedded products and services include vehicle connectivity service and extended warranty.

Revenue from sales of new vehicles, charging piles, battery upgrade service, automotive regulatory credits and sales of accessories are recognized when controls are transferred. For vehicle connectivity services and battery swapping service, we recognize revenue using a straight-line method. As for the extended warranty, given our limited operating history and lack of historical data, we recognize revenue over time based on a straight-line method initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available with more data. Revenues for our energy package or service package are recognized over time on a monthly basis as our users simultaneously receive and consume the benefits of the related package and the legally enforceable term is only one month.

In December 2021, we launched the ET5, a mid-size premium smart electric sedan. Users can pre-order the ET5 through the NIO app and we expect to generate revenues from sales of the ET5 as soon as we begin making deliveries, which is expected to occur in September 2022.

Cost of Sales

The following table presents our cost of sales components by amount and as a percentage of our total cost of sales for the period indicated.

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Cost of Sales:
Vehicle sales	(8,096,035)	89.7	(13,255,770)	92.2	(26,516,643)	(4,161,040)	90.5
Other sales	(927,691)	10.3	(1,128,744)	7.8	(2,798,347)	(439,122)	9.5
Total cost of sales	(9,023,726)	100.0	(14,384,514)	100.0	(29,314,990)	(4,600,162)	100.0

We incur cost of sales in relation to (i) vehicle sales, including, among others, purchases of raw materials, processing fee, warranty expenses and manufacturing overhead (including depreciation), and (ii) other sales, including parts and materials, labor costs, vehicle connectivity cost, and depreciation of assets that are associated with sales of service and energy packages. Cost of sales with respect to vehicle sales also includes compensation to JAC.

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

Selling, General and Administrative Expenses

Our selling, general and administrative expenses include (i) employee compensation, including salaries, benefits and bonuses as well as share-based compensation expenses with respect to our sales, marketing and general corporate staff, (ii) marketing and promotional expenses, which primarily consist of marketing and advertising costs, sponsorship fees and racing costs related to our Formula E team, (iii) rental and related expenses, which primarily consist of rental for NIO Houses, NIO Spaces and offices, (iv) professional service expenses, which consist of outsourcing fees primarily relating to human resources and IT functions, design fees paid for NIO Houses, NIO Spaces and offices and fees paid to auditors and legal counsel, (v) depreciation and amortization expenses, primarily consisting of depreciation and amortization of leasehold improvements, IT equipment and software, among others, (vi) expenses of low value consumables, primarily consisting of, among others, IT consumables, office supplies, sample fees and IT-system related licenses, (vii) traveling expenses, and (viii) other expenses, which includes telecommunication expenses, utilities and other miscellaneous expenses.

Our selling, general and administrative expenses are significantly affected by the number of our non-research and development employees, marketing and promotion activities and the expansion of our sales and after-sales network, including NIO Houses, NIO Spaces and other leased properties.

Interest and Investment Income

Interest and investment income primarily consists of interest and gain earned on cash deposits, short-term investment and long-term investment.

Interest Expense

Interest expense consists of interest expense with respect to our indebtedness.

Share of (Loss)/Income of Equity Investees

Share of (loss)/income of equity investees primarily consists of our share of the losses, net of shares of gains of our affiliates in which, as of December 31, 2021, we held 9.5% to 51.0% equity interest. Our equity interest is accounted for using the equity method since we exercise significant influence but do not own a majority equity interest in or control those investees. For affiliates in which we held equity interest less than 20%, we can exercise significant influence over investees through participation and voting right in the board of directors.

Other Income/(Losses), Net

Other income or losses primarily consist of gains or losses we incur based on movements between the U.S. dollar and the Renminbi. We have historically held a significant portion of our cash and cash equivalents in U.S. dollars, while we have incurred a significant portion of our expenses in RMB. Other income also includes income from reimbursement from depository bank.

Income Tax Expense

Income tax expense primarily consists of current income tax expense, mainly attributable to intra-group income earned by our United States, German, UK, Hong Kong and PRC subsidiaries which are eliminated upon consolidation but were subject to tax in accordance with applicable tax law, and deferred income tax expense, recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands.

Hong Kong

Subsidiaries incorporated in Hong Kong are subject to 8.25% profit tax on the first HKD2 million taxable income and 16.5% profit tax on the remaining taxable income generated from operations in Hong Kong. There is no withholding tax in Hong Kong on remittance of dividends.

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

Recently Issued Accounting Pronouncements

For a summary of recently issued accounting pronouncements, see Note 3 to our consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any year are not necessarily indicative of the results that may be expected for any future periods.

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Revenues:(1)
Vehicle sales	7,367,113	15,182,522	33,169,740	5,205,056
Other sales(3)	457,791	1,075,411	2,966,683	465,537
Total revenues	7,824,904	16,257,933	36,136,423	5,670,593
Cost of sales:(2)
Vehicle sales	(8,096,035)	(13,255,770)	(26,516,643)	(4,161,040)
Other sales	(927,691)	(1,128,744)	(2,798,347)	(439,122)
Total cost of sales	(9,023,726)	(14,384,514)	(29,314,990)	(4,600,162)
Gross (loss)/profit	(1,198,822)	1,873,419	6,821,433	1,070,431
Operating expenses:(2)
Research and development(2)	(4,428,580)	(2,487,770)	(4,591,852)	(720,562)
Selling, general and administrative(2)	(5,451,787)	(3,932,271)	(6,878,132)	(1,079,329)
Other operating (loss)/income, net	—	(61,023)	152,248	23,891
Total operating expenses	(9,880,367)	(6,481,064)	(11,317,736)	(1,776,000)
Loss from operations	(11,079,189)	(4,607,645)	(4,496,303)	(705,569)
Interest and investment income	160,279	166,904	911,833	143,086
Interest expenses	(370,536)	(426,015)	(637,410)	(100,024)
Share of (loss)/income of equity investees	(64,478)	(66,030)	62,510	9,809
Other income/(losses), net	66,160	(364,928)	184,686	28,981
Loss before income tax expenses	(11,287,764)	(5,297,714)	(3,974,684)	(623,717)
Income tax expense	(7,888)	(6,368)	(42,265)	(6,632)
Net loss	(11,295,652)	(5,304,082)	(4,016,949)	(630,349)
Other comprehensive (loss)/income
Change in unrealized gains related to available-for-sale debt securities, net of tax	—	—	24,224	3,801
Foreign currency translation adjustment, net of nil tax	(168,340)	137,596	(230,345)	(36,146)
Total other comprehensive (loss)/income	(168,340)	137,596	(206,121)	(32,345)
Total comprehensive loss	(11,463,992)	(5,166,486)	(4,223,070)	(662,694)
Accretion on redeemable non-controlling interests to redemption value	(126,590)	(311,670)	(6,586,579)	(1,033,578)
Net loss attributable to non-controlling interests	9,141	4,962	31,219	4,899
Other comprehensive income attributable to non-controlling interests	—	—	(4,727)	(742)
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(11,581,441)	(5,473,194)	(10,783,157)	(1,692,115)

Notes:

(1)	We began generating revenues in June 2018, when we began making deliveries and sales of the ES8. We currently generate revenues from vehicle sales and other sales.

(2)	Share-based compensation expenses were allocated in cost of sales and operating expenses as follows:

Cost of sales	9,763	5,564	34,009	5,337
Research and development expenses	82,680	51,024	406,940	63,858
Selling, general and administrative expenses	241,052	130,506	569,191	89,318
Total	333,495	187,094	1,010,140	158,513

(3)Other sales mainly consist of revenues from sales of our service package and energy package, battery upgrade service, automotive regulatory credits, accessories, and a number of embedded products and services offered together with vehicle sales. Embedded products and services include home chargers, vehicle connectivity service, extended warranty and battery swapping service.

Years Ended December 31, 2021 and 2020

Revenues

Our revenues increased by 122.3% from RMB16,257.9 million in 2020 to RMB36,136.4 million (US$5,670.6 million) in 2021, primarily attributable to (i) an increase of vehicle delivery volume in 2021 as compared to 2020, (ii) an increase in the average selling price of our vehicles; (iii) an increase in revenue from the sales of automotive regulatory credits; (iv) an increase in other revenue, which was in line with the incremental vehicle sales, and (v) an increase in revenue from the battery upgrade service.

Cost of sales

Our cost of sales increased by 103.8% from RMB14,384.5 million in 2020 to RMB29,315.0 million (US$4,600.2 million) in 2021, mainly due to the increase of vehicle delivery volume in 2021.

Gross Profit and Gross Margin

Our gross profit increased significantly from RMB1,873.4 million in 2020 to RMB6,821.4 million (US$1,070.4 million) in 2021. The increase of gross profit compared to 2020 was mainly driven by the increase of vehicle delivery volume and vehicle margin.

Gross margin in 2021 was 18.9%, compared with 11.5% in 2020. The increase of gross margin as compared to 2020 was mainly driven by the increase of vehicle margin in 2021.

Vehicle margin in 2021 was 20.1%, compared with 12.7% in 2020. The increase of vehicle margin as compared to 2020 was mainly driven by the economies of scale achieved as a result of vehicle production and delivery volume increase, and higher average selling price.

Other sales margin in 2021 was 5.7%, compared with negative 5% in 2020, which was mainly driven by the increase of sales of packages and automotive regulatory credits.

Research and Development Expenses

Research and development expenses increased by 84.6% from RMB2,487.8 million in 2020 to RMB4,591.9 million (US$ 720.6 million) in 2021, primarily due to increased personnel costs in research and development functions as well as the incremental design and development costs for new products and technologies.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 74.9% from RMB3,932.3 million in 2020 to RMB6,878.1 million (US$1,079.3 million) in 2021, primarily due to the increase in personnel costs in sales and service functions and costs related to sales and service network expansion as well as incremental marketing and promotional expenses.

Loss from Operations

As a result of the foregoing, we incurred a loss from operations of RMB4,496.3 million (US$705.6 million) in 2021, representing a slight decrease of 2.4% as compared to a loss of RMB4,607.6 million in 2020.

Interest and Investment Income

We recorded interest and investment income of RMB911.8 million (US$143.1 million) in 2021, representing a significant increase as compared to RMB166.9 million in 2020, primarily due to a significant increase in short-term investment.

Interest Expense

Our interest expense increased from RMB426.0 million in 2020 to RMB637.4 million (US$100.0 million) in 2021, primarily due to the conversion premium charged in connection with separately and individually negotiated agreements with certain holders of their outstanding 2024 Note for early conversion in January 2021.

Share of (Loss)/Income of Equity Investees

We recorded share of income of equity investees of RMB62.5 million (US$9.8 million) in 2021, as compared to share of loss of equity investee of RMB66.0 million in 2020, primarily due to the investment gains recorded from our equity investments measured under equity method in 2021.

Other (Losses)/Income, Net

We recorded other income of RMB184.7 million (US$29.0 million) in 2021, as compared with other losses of RMB364.9 million in 2020, primarily due to foreign exchange adjustments in connection with the movements between the U.S. dollar and the Renminbi.

Income Tax Expense

In 2021, our income tax expense was RMB42.3 million (US$6.6 million), as compared to RMB6.4 million in 2020.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB4,016.9 million (US$630.3 million) in 2021, representing a decrease of 24.3% as compared to a net loss of RMB5,304.1 million in 2020.

Years Ended December 31, 2020 and 2019

Revenues

Our revenues increased by 107.8% from RMB7,824.9 million in 2019 to RMB16,257.9 million in 2020, primarily attributable to (i) an increase in the number of vehicles sold in 2020 as compared to 2019, and (ii) an increase in the incremental revenue recognized from user rights and service packages, which was in line with the growth of our vehicle sales.

Cost of sales

Our cost of sales increased by 59.4% from RMB9,023.7 million in 2019 to RMB14,384.5 million in 2020, mainly due to the increase of vehicle delivery volume in 2020.

Gross Profit/(Loss) and Gross Margin

Gross profit in 2020 was RMB 1,873.4 million, representing an increase of RMB3,072.2 million from a gross loss of RMB1,198.8 million in 2019. The increase of gross profit as compared to 2019 was mainly driven by the increase of vehicle delivery volume and vehicle margin.

Gross margin for 2020 was 11.5%, compared with negative 15.3% in 2019. The increase of gross margin as compared to 2019 was mainly driven by the increase of vehicle margin in 2020.

Vehicle margin in 2020 was 12.7%, compared with negative 9.9% in 2019. The increase of vehicle margin compared to 2019 was jointly driven by the lower per unit material cost and fixed cost achieved through economies of scale as a result of vehicle delivery and production volume increase.

Other sales margin in 2020 was negative 5%, compared with negative 102.6% in 2019, which was mainly driven by the increase of sales of packages and automotive regulatory credits.

Research and Development Expenses

Research and development expenses decreased by 43.8% from RMB4,428.6 million in 2019 to RMB2,487.8 million in 2020, primarily due to (i) a 61.9% decrease in design and development expenses, which decreased from RMB2,041.0 million in 2019 to RMB778.5 million in 2020 primarily due to higher design and development expenses incurred before the launch of the ES6 and the all-new ES8 in 2019, as well as reduced design and development activities as a result of the COVID-19 pandemic in 2020; and (ii) a 32.1% decrease in employee compensation for our research and development employees, which decreased from RMB2,004.9 million in 2019 to RMB 1,362.2 million in 2020 primarily due to decrease in the number of our research and development employees (including employees of our product and software development teams) attributable to our continuous cost control efforts.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by 27.9% from RMB5,451.8 million in 2019 to RMB3,932.3 million in 2020, primarily due to (i) a 24.4% decrease in employee compensation, which decreased from RMB2,231.7 million in 2019 to RMB1,687.9 million in 2020, due to a decrease in the number of our administrative employees attributable to our continuous cost control efforts; and (ii) a 17.5% decrease in marketing and promotional expenses, which decreased from RMB818.1 million in 2019 to RMB675.1 million in 2020, primarily due to a decrease in offline marketing and promotional activities as a result of the COVID- 19 pandemic.

Loss from Operations

As a result of the foregoing, we incurred a loss from operations of RMB4,607.6 million in 2020, as compared to a loss of RMB11,079.2 million in 2019.

Interest Income

In 2020, we recorded interest income of RMB 166.9 million, as compared to RMB 160.3 million in 2019.

Interest Expense

In 2020, we recorded interest expense of RMB426.0 million, as compared to interest expense of RMB370.5 million in 2019, primarily because the principal amount of convertible notes outstanding was higher in 2020 due to the issuance of the Affiliate Notes and the 2021 Notes, and to a lesser extent, the interest-bearing period of our long-term convertible notes issued in February 2019 was shorter in 2019 than in 2020.

Share of Losses of Equity Investees

We recorded share of losses of equity investees of RMB66.0 million in 2020, as compared with share of losses of equity investee of RMB64.5 million in 2019.

Other (Loss)/Income, Net

We recorded other losses of RMB364.9 million in 2020, as compared to other income of RMB66.2 million in 2019, primarily due to foreign exchange adjustments in connection with the movements between the U.S. dollar and the Renminbi, which was partially offset by the effect of income from reimbursement from depositary bank.

Income Tax Expense

In 2020, our income tax expense was RMB6.4 million, as compared to RMB7.9 million in 2019.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB5,304.1 million in 2020, as compared to a net loss of RMB 11,295.7 million in 2019.

B.Liquidity and Capital Resources

Cash Flows and Working Capital

We had net cash used in operating activities of RMB8,721.7 million in 2019, and net cash provided by operating activities of RMB1,950.9 million and RMB1,966.4 million (US$308.6 million) in 2020 and 2021, respectively. Our principal sources of liquidity have been proceeds from issuances of equity securities, our notes offering, cash flow from business operations and our bank facilities.

As of December 31, 2021, we had a total of RMB55,432.1 million (US$8,698.5 million) in cash and cash equivalents, restricted cash and short-term investments. As of December 31, 2021, 56.9% of our cash and cash equivalents and restricted cash (including non-current restricted cash) were denominated in Renminbi and held in PRC and Hong Kong, and the other cash and cash equivalents and restricted cash (including non-current restricted cash) were mainly denominated in US$ and held in the PRC, Hong Kong and United States. Our cash and cash equivalents consist primarily of cash on hand, time deposits and highly liquid investments placed with banks, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

As of December 31, 2021, the total size of our bank facilities was RMB29,340.0 million (US$4,604.1 million), of which RMB5,180.0 million (US$812.9 million), RMB590.0 million (US$92.6 million) and RMB3,828.6 million (US$600.8 million) were utilized for borrowing, letters of guarantee and banker’s acceptance, respectively.

As of December 31, 2021, we had RMB9,739.2 million (US$1,528.3 million), in total long-term borrowings outstanding, consisting primarily of the 2026 Notes and 2027 Notes, portions of the asset-backed securities, and our long-term bank debt.

The 2021 Notes bore zero interest and matured in February 2021. Prior to maturity, the holders of the 2021 Notes had the right to convert either all or part of the principal amount of the 2021 Notes into Class A ordinary shares (or ADS s) of our Company pursuant to conversion price and conditions as set forth in the respective convertible notes purchase agreements. All of the 2021 Notes had been converted to ADSs as of December 31, 2020.

The 2024 Notes are unsecured debt and are not redeemable by us prior to the maturity date except for certain changes in tax law. In accordance with the indenture governing the 2024 Notes, or the 2024 Notes Indenture, holders of the 2024 Notes may require us to purchase all or any portion of their notes on February 1, 2022 at a repurchase price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus accrued and unpaid interest. Such repurchase right offer expired on January 28, 2022. None of the noteholders exercised their repurchase right, and no notes were surrendered for repurchase. Holders of the 2024 Notes may also require us, upon a fundamental change (as defined in the 2024 Notes Indenture), to repurchase for cash all or part of their 2024 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus accrued and unpaid interest. The holders of the 2024 Notes may convert their notes to a number of our ADSs at their option at any time prior to the close of business on the second business day immediately preceding the maturity date pursuant to the 2024 Notes indenture, at a conversion rate of 105.1359 ADSs per US$1,000 principal amount of the 2024 Notes. The 2024 Notes that are converted in connection with a make-whole fundamental change (as defined in the 2024 Notes Indenture) may be entitled to an increase in the conversion rate for such 2024 Notes. In connection with the issuance of the 2024 Notes, we entered into capped call transactions and zero-strike call option transactions. Satisfying the obligations of the 2024 Notes could adversely affect the amount or timing of any distributions to our shareholders. As of December 31, 2021, approximately US$165.2 million principal amount of the 2024 Notes were outstanding. We may choose to satisfy, repurchase, or refinance the 2024 Notes through public or private equity or debt financings if we deem such financings available on favorable terms.

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

The Affiliate Notes issued in the first tranche matured in 360 days, bore no interest, and required us to pay a premium at 2% of the principal amount at maturity. The Affiliate Notes issued in the second tranche will mature in three years, bear no interest, and require us to pay a premium at 6% of the principal amount at maturity. The 360-day Affiliate Notes are convertible into our Class A ordinary shares (or ADSs) at a conversion price of US$2.98 per ADS at the holder’s option from the 15th day immediately prior to maturity, and the three-year convertible notes are convertible into our Class A ordinary shares (or ADSs) at a conversion price of US$3.12 per ADS at the holder’s option from the first anniversary of the issuance date. The holders of the three-year Affiliate Notes will have the right to require us to repurchase for cash all of the convertible notes or any portion thereof on February 1, 2022. Such repurchase right offer expired on January 28, 2022. None of the noteholders exercised their repurchase right, and no notes were surrendered for repurchase. In 2020, the 360-day Affiliate Notes issued to each of an affiliate of Tencent Holdings Limited and Mr. Bin Li were converted to Class A ordinary shares and the three-year Affiliate Notes issued to the wholly owned company of Mr. Bin Li were converted to ADSs.

Based on the outstanding principal amount of the 2024 Notes, the 2026 Notes, the 2027 Notes and the Affiliate Notes and the highest conversion rate under each of the relevant indenture, the maximum number of ADSs that would be issued in connection with the outstanding convertible notes is approximately 42 million.

We have been applying a variety of methods to manage our working capital. We use just-in-time, pull-production system to control the inventory level of the components. We adopt made-to-order model and do not maintain a high level of inventories of vehicles. We aim to fulfill orders and deliver vehicles to our users within 21 to 28 days from the date users place their orders. We manage the payment term policy to suppliers to improve our cash position. For most of our suppliers, the payment term ranges from 30 to 90 days. Meanwhile, payment methods can be a combination of cash and notes payable.

We believe that our current cash, cash equivalents and short-term investments balance as of December 31, 2021 is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Summary of Consolidated Cash Flow Data:
Net cash (outflow used in)/inflow generated from operating activities before movements in working capital	(9,158,543)	(2,878,979)	(726,358)	(113,984)
Changes in operating assets and liabilities	436,837	4,829,873	2,692,744	422,550
Net cash (used in)/provided by operating activities	(8,721,706)	1,950,894	1,966,386	308,566
Net cash (used in)/provided by investing activities	3,382,069	(5,071,060)	(39,764,704)	(6,239,949)
Net cash provided by financing activities	3,094,953	41,357,435	18,128,743	2,844,795
Effects of exchange rate changes on, cash equivalents and restricted cash	10,166	(682,040)	(500,959)	(78,609)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(2,234,518)	37,555,229	(20,170,534)	(3,165,197)
Cash, cash equivalents and restricted cash at beginning of the year/period	3,224,387	989,869	38,545,098	6,048,567
Cash, cash equivalents and restricted cash at end of the year/period	989,869	38,545,098	18,374,564	2,883,370

Operating Activities

Net cash provided by operating activities was RMB1,966.4 million (US$308.6 million) in 2021, primarily attributable to a net loss of RMB4,016.9 million (US$630.3 million), adjusted for (i) non-cash items of RMB3,290.6  million (US$516.4 million), which primarily consisted of depreciation and amortization of RMB1,708.0 million (US$268.0 million), share-based compensation expenses of RMB1,010.1 million (US$158.5 million), amortization of right-of-use assets of RMB643.9 million (US$101.0 million) and expected credit loss expense of RMB54.3 million (US$8.5 million), (ii) a net decrease in operating assets and liabilities by RMB2,692.7 million (US$422.6 million), which was primarily attributable to an increase in trade and notes payable of RMB6,260.3 million (US$982.4 million), an increase in other non-current liabilities of RMB1,778.4 million (US$279.1 million), an increase in taxes payable of RMB447.0 million (US$70.1 million) and an increase in amount due to related parties of RMB342.6 million (US$53.8 million), which was partially offset by, among others, an increase in trade and notes receivable of RMB1,717.7 million (US$269.6 million) and an increase of other non-current assets of RMB3,705.8 million (US$581.5 million).

Net cash provided by operating activities was RMB1,950.9 million in 2020, primarily attributable to a net loss of RMB5,304.1 million, adjusted for (i) non-cash items of RMB 2,425.1 million, which primarily consisted of depreciation and amortization of RMB1,046.5 million, amortization of right-of-use assets of RMB499.2 million, share-based compensation expenses of RMB187.1 million and foreign exchange loss of RMB457.4 million, (ii) a net decrease in operating assets and liabilities by RMB4,829.9 million, which was primarily attributable to an increase in trade and notes payable of RMB3,256.6 million, an increase in accruals and other liabilities of RMB836.5 million, which was partially offset by, among others, a decrease in operating lease liabilities of RMB448.5 million and an increase in inventory of RMB197.8 million.

Net cash used in operating activities was RMB8,721.7 million in 2019, primarily attributable to a net loss of RMB 11,295.7 million, adjusted for (i) non-cash items of RMB2,137.1 million, which primarily consisted of depreciation and amortization of RMB998.9 million and share-based compensation expenses of RMB333.5 million, and (ii) a net decrease in operating assets and liabilities by RMB436. 8 million, which was primarily attributable to a decrease in inventory by RMB569.2 million, and an increase in accruals and other liabilities by RMB658.9 million, consisting primarily of research and development services, advance payments from ES8 and ES6 customers, salary and benefits payable and accounts payable in connection with marketing events. Net cash used in operating activities was partially offset by, among others, an increase in trade receivables by RMB681.6 million primarily consisting of an increase in the government subsidies relating to our vehicle sales, and payment of operating lease liabilities by RMB345.3 million.

Investing Activities

Net cash used in investing activities was RMB39,764.7 million (US$6,239.9 million) in 2021, primarily attributable to (i) purchases of short-term investments of RMB134,316.2 million (US$21,077.1 million), (ii) purchase of property, plant and equipment and intangible assets of RMB4,078.8 million  (US$640.0 million), (iii) acquisitions of held to maturity debt investments RMB1,300.0 million (US$204.0 million), (iv) acquisitions of equity investees and equity security investments of RMB592.6 million (US$93.0 million), and (v) purchase of available-for-sale debt investment of RMB650.0 million (US$102.0 million), partially offset by (i) proceeds from sale of short-term investments of RMB101,121.7 million (US$15,868.2 million), and (ii) loan repayment from related parties of RMB50.0 million (US$7.8million).

Net cash used in investing activities was RMB5,071.1 million in 2020, primarily attributable to (i) purchases of short-term investments of RMB7,594. 1 million, (ii) purchase of property, plant and equipment and intangible assets of RMB 1,127.7 million, and (iii) acquisition of equity investees of RMB250.8 million, partially offset by (i) proceeds from sale of short-term investments of RMB3,738.5 million, and (ii) proceeds from disposal of property and equipment of RMB 163.1 million.

Net cash provided by investing activities was RMB3,382.1 million in 2019, primarily attributable to (i) proceeds from sale of short-term investments of RMB7,246.5 million, and (ii) proceeds from disposal of equity investees of RMB76.7 million, partially offset by (i) purchases of short-term investments of RMB2,202.8 million, and (ii) purchase of property, plant and equipment and intangible assets of RMB1,706.8 million.

Financing Activities

Net cash provided by financing activities was RMB18.1 billion (US$2.8 billion) in 2021, primarily attributable to (i) proceeds from issuance of ordinary shares, net of RMB12,677.6 million (US$1,989.4 million), (ii) proceeds from issuance of convertible promissory note of RMB9,560.8 million (US$1,500.3 million), (iii) proceeds from borrowings from third parties of RMB6,112.0 million (US$959.1 million), and (iv) proceeds from exercise of stock options of RMB144.6 million (US$22.7 million), partially offset by (i) repurchase of redeemable non-controlling interests of RMB8,000.0 million (US$1,255.4 million), (ii) repayments of borrowings from third parties of RMB2,432.3 million (US$381.7 million), and (iii) principal payments of finance leases of RMB32.9 million (US$5.2 million).

Net cash provided by financing activities was RMB41.4 billion in 2020, primarily attributable to (i) proceeds from issuance of ordinary shares, net of RMB34,607.1 million, (ii) capital injection from redeemable non-controlling interests holders of RMB5,000.0 million, (iii) proceeds from issuance of convertible promissory note-third parties of RMB3,014.6 million, (iv) proceeds from issuance of convertible promissory note-related parties of RMB90.5 million, (v) proceeds from borrowings from third parties of RMB1,605.5 million, and (vi) proceeds from borrowings from related parties of RMB260.0 million, partially offset by (i) repurchase of redeemable non-controlling interests of RMB2,071.5 million, (ii) repayments of borrowings from third parties of RMB964.8 million, and (iii) repayments of borrowings from related parties of RMB285.8 million.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital commitments, operating and financing lease obligations, short-term and long-term borrowings, convertible notes and asset-backed securities, as below:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(in RMB thousands)
Capital commitments	3,380,653	2,720,739	636,382	19,813	3,719
Operating lease obligations	3,839,514	1,098,604	1,288,561	632,477	819,872
Finance lease obligations	63,578	30,900	32,537	141	—
Short-term and long-term borrowings	5,768,290	5,726,030	42,260	—	—
Interest on bank borrowings	105,072	103,976	1,096	—	—
Convertible notes with principal and interest	10,957,872	1,286,732	47,818	4,829,593	4,793,729
Asset-backed securities	627,588	366,842	260,746	—	—
Total	24,742,567	11,333,823	2,309,400	5,482,024	5,617,320

Our capital commitments are commitments in relation to the purchase of property and equipment including leasehold improvements.

Our operating and finance lease obligations consist of leases in relation to certain offices and buildings, NIO Houses and other property for our sales and after-sales network.

Our short-term and long-term borrowings represent borrowings with maturity from eleven months to five years.

Our convertible notes represent the 2024 Notes with principal amount of US$750 million, the 2026 Notes with principal amount of US$750 million and the 2027 Notes with principal amount of US$750 million, which will mature in January 2024, January 2026 and January 2027, respectively.

Our asset-backed securities represent the proceeds from the issuance of debt securities under asset-backed securitization arrangements with the principal amount of RMB812 million, which will be mature in September 2023.

We intend to fund our existing and future material cash requirements with our existing cash balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, mortgages and charges or guarantees as of December 31, 2021. As of December 31, 2021, for the purpose of indebtedness, save as disclosed in our consolidated financial statements included elsewhere in this annual report, we did not have significant contingent liabilities. As of December 31, 2021, save as disclosed in this section, we did not have any significant bank overdrafts, loans and other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges hire purchase commitments or other outstanding material contingent liabilities.

Capital Expenditures

In 2019, 2020 and 2021, our capital expenditures were mainly used for the acquisition of property, plant and equipment and intangible assets which consisted primarily of mold and tooling, IT equipment, research and development equipment, leasehold improvements, consisting primarily of office space, NIO Houses and laboratory improvements as well as the roll-out of our power solutions, and equity investments. We made capital expenditures of RMB 1,738.3 million, RMB1,378.5 million and RMB4,671.3 million (US$733.0 million) in 2019, 2020 and 2021, respectively. We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business, and that our level of capital expenditures will be significantly affected by user demand for our products and services. The fact that we have a limited operating history means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. To the extent the proceeds of securities we have issued and cash flows from our business activities are insufficient to fund future capital requirements, we may need to seek equity or debt financing. We will continue to make capital expenditures to support the expected growth of our business.

Holding Company Structure

NIO Inc. is a holding company with no material operations of its own. We conduct a portion of our operations through our PRC subsidiaries, and, to a lesser extent, the VIE and its subsidiaries in China. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the VIE and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds, staff bonuses and welfare funds at its discretion, and the VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. The VIE, Beijing NIO, did not have any material assets or liabilities as of December 31, 2021. In the future we expect Beijing NIO to focus on value-added telecommunications services, including, without limitation, performing internet services as well as holding certain related licenses.

Off-Balance Sheet Arrangements

Other than the guarantees provided to Battery Asset Company in relation to the BaaS model as described in Note 2(s) to our consolidated financial statements included elsewhere in this annual report, we have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Worldwide Research and Development Footprint” and “—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

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

Vehicle sales

We generate revenue from sales of electric vehicles, together with a number of embedded products and services through a series of contracts. There are multiple distinct performance obligations explicitly stated in a series of contracts including sales of vehicles, home chargers, vehicle connectivity services, extended warranty and battery swapping service which are accounted for in accordance with Accounting Standards Codification (“ASC”) 606, Revenue From Contracts With Customers, or ASC 606. Only initial users are entitled to vehicle connectivity services, extended warranty and battery swapping service. The standard warranty provided by us is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when we transfer the control of vehicle to a user.

We use a cost plus margin approach to determine the estimated standalone selling price for each individual distinct performance obligation identified, considering the Company’s pricing policies and practices, and the data utilized in making pricing decisions. The overall contract price is then allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. As for the extended warranty, given limited operating history and lack of historical data, the Company decides to recognize the revenue over time based on a straight-line method initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

When our assumptions relating to the estimates of cost and margin in determining the relative standalone selling price decreased/increased by 5% while holding all other assumptions constant, there would be no significant impact in allocation of transaction price so as to our consolidated results of operations.

Warranty liabilities

We accrue a warranty reserve for all new vehicles sold by us, which includes our best estimate of the projected costs to repair or replace items under warranties. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given our relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve when we accumulate more actual data and experience in the future.

The portion of the warranty reserve expected to be incurred within the next 12 months is included within accruals and other liabilities, while the remaining balance is included within other non-current liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of cost of revenues in the consolidated statements of comprehensive loss.

When our assumptions relating to the estimates of the projected costs to repair or replace items under warranties decreased/increased by 5% while holding all other assumptions constant, there would be no significant impact to our consolidated results of operations.

Allowance for current expected credit losses

Our trade receivable, receivables of installment payments, auto financing receivables, deposits and other receivables are within the scope of ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”). We have identified the relevant risk characteristics of our customers and the related receivables, deposits and other receivables which include size, type of the services or the products we provide, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, we consider the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact our receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on our specific facts and circumstances.

For the year ended December 31, 2021, we recorded RMB54.3 million (US$8.5 million) expected credit loss expense in selling, general and administrative expenses. As of December 31, 2021, the expected credit loss provision for the current and non-current assets amounted to RMB91.3 million (US$14.3 million).

Balances as at December 31, 2021 (in RMB thousands) are as follows:

		Expected	Expected
	Original	credit loss	credit loss
	amount	rate	provision
Current assets:
Trade and notes receivable	2,823,222	0.90%	25,417
Amounts due from related parties	1,564,025	0.81%	12,691
Prepayments and other current assets	1,854,075	0.21%	3,932
Non-current assets:
Other non-current assets	5,598,764	0.88%	49,309

Our expected credit loss rate for trade and notes receivable decreased from 3.61% as at December 31,  2020 to 0.90% as at December 31, 2021, primarily attributable to: (i) the larger portion of auto financing receivables in trade and notes receivable with lower expected credit loss rate considering its risk characteristics and industry-specific factors; and (ii) the better forward-looking factors embedded considering the general recovery of macro-economic factors such as Gross Domestic Product and Consumer Price Index of China.

When our assumptions related to the estimates of loss severity and recoveries and macroeconomic factors decreased/increased by 5% while holding all other estimates constant, there would be no significant impact to our consolidated results of operations.

Long-term investments

Our available-for-sale debt security investment is reported at estimated fair value with the aggregate unrealized gains and losses, net of tax, reflected in accumulated other comprehensive loss in the consolidated balance sheets. Gain or losses are realized when the investment is sold or when dividends are declared or payments are received or when other than temporarily impaired. As of December 31, 2021, we valued this investment using a market approach by adopting a backsolve method, which benchmarked the fair value of the investment to a recent financing transaction of this investee. Key assumptions include expected time to exit, expected volatility and probability of each scenario.

When our assumptions related to the estimates of the fair value of the investment decreased/increased by 5% while holding all other estimates constant, there would be no significant impact to our consolidated results of operations.

Share-based compensation

We grant restricted shares and share options to eligible employees and non-employee consultants and account for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation and ASC 505-50, Equity-Based Payments to Non-Employees. There were no new grants to non-employee consultants after the effectiveness of ASU 2018-07 — Compensation — stock compensation (Topic 718) — Improvements to non-employee share-based payment accounting.

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

When our assumptions relating to the estimates of fair value of share-based awards decreased/increased by 5% while holding all other estimates constant, there would be no significant impact to our consolidated results of operations.

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

We record liabilities related to uncertain tax positions when, despite our belief that our tax return positions are supportable, we believe that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. We did not recognize uncertain tax positions as of December 31, 2019, 2020 and 2021.

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bin Li	47	Chairman and Chief Executive Officer
Lihong Qin	48	Director and President
Feng Shen	58	Executive Vice President
Xin Zhou	52	Executive Vice President
Wei Feng	42	Chief Financial Officer
Ganesh V. Iyer	54	Chief Information Officer
Hai Wu	53	Independent Director
Denny Ting Bun Lee	54	Independent Director
Yu Long	49	Independent Director
James Gordon Mitchell	48	Director

Mr. Bin Li is our founder and has served as chairman of the board since our inception and our chief executive officer since March 2018. In 2000, Mr. Li co-founded Beijing Bitauto E-Commerce Co., Ltd. and served as its director and president until 2006. From 2010 to 2020, Mr. Li served as chairman of the board of directors at Bitauto Holdings Limited (previously listed on NYSE with stock code BITA), a former NYSE-listed automobile service company and a leading automobile service provider in China. In 2002, Mr. Li co-founded Beijing Creative & Interactive Digital Technology Co., Ltd. as the chairman of the board of directors and had served as its president and director. Mr. Li received his bachelor’s degree in sociology from Peking University.

Mr. Lihong Qin is our co-founder and has served as our director and our president since our inception. Prior to joining us, Mr. Qin served as chief marketing officer and executive director at Longfor Properties Co., Ltd. (HKEX: 960), a leading company involved in property development and investment in China, from 2008 to 2014. He also served as deputy general manager at Anhui Chery Automobile Sales and Service Company from 2005 to 2008, as senior consultant and project manager at Roland Berger Strategy Consultants from 2003 to 2005. Mr. Qin received his bachelor’s degree and a master’s degree in law from Peking University in 1996 and 1999, respectively, and a master’s degree in public policy from Harvard University in 2001.

Mr. Feng Shen joined our Company in December 2017, and currently serves as our executive vice president and chairman of quality management committee. Mr. Shen worked in several senior executive management roles, such as president of Polestar China and global chief technology officer at Polestar, president at Volvo Cars China R&D Company, vice president of Volvo Cars Asia-Pacific Operation, and chairman at China-Sweden Traffic Safety Research Center from 2010 to 2017. Prior to that, Mr. Shen served in various roles, including powertrain manager and six-sigma quality management master, at Ford Motor Company (NYSE: F) from 1999 to 2010 in the United States and China. Mr. Shen received a bachelor’s degree in mathematics and mechanics and a master’s degree in applied mechanics from Fudan University in 1984 and 1987, respectively. He also received a doctoral degree in mechanical engineering from Auburn University in 1996.

Mr. Xin Zhou joined our Company in April 2015. He has served as the chairman of product committee since 2017, and currently serves as our executive vice president. Prior to joining our Company, Mr. Zhou served as executive director at Qoros Automotive Co., Ltd. from September 2009 to April 2015. Prior to that, he was the engagement manager of McKinsey & Co. from April 2007 to August 2009, and executive director of Lear Corp. (NYSE: LEA) from May 1998 to April 2007. From 1995 to 1998, Mr. Zhou worked at General Motors China Inc. Mr. Zhou received a bachelor’s degree in applied science from Fudan University in 1992 and a master’s degree in business administration from China Europe International Business School in 2008.

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

Mr. Ganesh V. Iyer has served as our global chief information officer since April 2016 and managing director of NIO U.S. since December 2018. Mr. Iyer has over 32 years of experience delivering results in various industries including autonomous technology, hi-tech, manufacturing, and telecom. Mr. Iyer worked as vice president of Information Technology at Tesla Inc. (Nasdaq: TSLA) until 2016. Prior to Tesla, where he served as vice president of Information Technology, Mr. Iyer joined VMWare (NYSE: VMW) in 2010 and held senior information technology leadership roles at VMWare. Prior to VMWare, Mr. Iyer served as director of information technology at Juniper Networks (NYSE: JNPR) and WebEx and worked in consulting primarily at Electronic Data Systems. Mr. Iyer received a bachelor’s degree in chemical engineering from the University of Calicut in India.

Mr. Hai Wu has served as our director since July 2016. Mr. Wu has served as a managing partner of Cenova Capital since May 2019. He has extensive experience in investments and management. Prior to Cenova Capital, Mr. Wu served as an executive director of China at Temasek Holdings Advisors (Beijing) Co., Ltd. since April 2014. Prior to that, Mr. Wu was the chief executive officer at Ramaxel Technology (Shenzhen) Limited from April 2012 to February 2014 and a managing director at CITIC Private Equity Funds Management Co., Ltd. from March 2010 to May 2012. Prior to that, Mr. Wu had served at Beijing Branch office of McKinsey & Company for more than ten years and was appointed as the global director and managing partner until February 2010. He also served as a non-executive director of COFCO Meat Holdings Limited (HKEX: 1610) from September 2015 to December 2017. He received a bachelor’s degree in physiology from Peking University, a master’s degree in business administration from the Johnson School of Management, Cornell University and a doctoral degree in biomedical science from Rutgers University.

Mr. Denny Ting Bun Lee has served as our director since September 2018. Mr. Lee serves as an independent non-executive director on the board of NetEase, Inc. (Nasdaq: NTES; HKEX: 9999), a leading internet and online game service provider in China listed on the Nasdaq Global Select Market. He was the chief financial officer of NetEase, Inc. from 2002 to 2007. Prior to joining NetEase, Inc., Mr. Lee worked in the Hong Kong office of KPMG from 1990 to 2001. Mr. Lee currently serves as an independent non-executive director and the chairman of the audit committees of the following three companies: (1) Jianpu Technology Inc. (NYSE: JT), a company listed on the NYSE, (2) New Oriental Education & Technology Group Inc. (NYSE: EDU; HKEX: 9901), a provider of private education services in China listed on the NYSE, and (3) China Metal Resources Utilization Ltd. (HKEX: 1636), a company principally engaged in the manufacture and sales of copper and related products in China listed on the main board of The Hong Kong Stock Exchange. He was also an independent non-executive director and the chairman of the audit committee of Concord Medical Services Holdings Limited (NYSE: CCM), a leading specialty hospital management solution provider and operator in China listed on the NYSE, from December 2009 to May 2021. Mr. Lee graduated from the Hong Kong Polytechnic University and is a member of the Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.

Ms. Yu Long has served as our director since July 2021. Ms. Long currently serves as the Founding and Managing Partner of BAI Capital. She also serves as a member of Bertelsmann Group Management Committee and the governor of China Venture Capital and Private Equity Association. Formerly, Ms. Long was the chief executive officer of Bertelsmann China Corporate Center and the managing partner of Bertelsmann Asia Investments. Prior to that, she was a Principal at Bertelsmann Digital Media Investments. She joined the international media, services, and education company via the Bertelsmann Entrepreneurs Program in 2005. Ms. Long is a member of the World Economic Forum’s Young Global Leaders Advisory Council and its Global Agenda Council on the Future of Media, Entertainment & Information and was a member of the Stanford Graduate School of Business Advisory Council from May 2015 to May 2021. Ms. Long serves on the board of directors and as a member of the audit committee of Tapestry Inc. (NYSE: TPR, its portfolio includes Coach, Stuart Weitzman and Kate Spade) and LexinFintech Holdings Ltd. (Nasdaq: LX), respectively. Ms. Long received a bachelor’s degree in electrical engineering from University of Electronic Science and Technology in China and an MBA from Stanford Graduate School of Business.

Mr. James Gordon Mitchell has served as our director since September 2018. Currently, Mr. Mitchell serves as Senior Executive Vice President and Chief Strategy Officer of Tencent Holdings (HKEX: 700), where he has worked since July 2011. Mr. Mitchell has also served as the Chairman and Non-Executive director of the board of China Literature Limited (HKEX: 772) since June 2017. He is a director of certain other listed companies including Frontier Developments Plc (AIM: FDEV), Tencent Music Entertainment Group (NYSE: TME), Universal Music Group (EURONEXT: UMG) and of several unlisted companies. Prior to joining Tencent, Mr. Mitchell was a managing director at Goldman Sachs. He is a CFA® Charterholder and received a degree from Oxford University.

B.          Compensation

For the year ended December 31, 2021, we paid an aggregate of approximately US$3.1 million in cash to our directors and executive officers. For share incentive grants to our directors and executive officers, see “—Stock Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Under the 2015 Plan, the 2016 Plan and the 2017 Plan, the maximum numbers of Class A ordinary shares which may be issued pursuant to all awards are 46,264,378, 18,000,000 and 33,000,000, respectively. Under the 2018 Plan, the maximum number of shares available for issuance pursuant to all awards was initially 23,000,000 Class A ordinary shares, which amount will automatically increase each year by the number of shares representing 1.5% of the then total issued and outstanding share capital of our company as of the end of each preceding year. As of December 31, 2021, awards to purchase an aggregate amount of 94,536,087 Class A ordinary shares under our stock incentive plans have been granted and are outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of December 31, 2021, the awards granted under the 2015 Plan, the 2016 Plan, the 2017 Plan and 2018 Plan to several of our executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Class A Ordinary
Shares Underlying
Options and
	Restricted Share	Exercise Price
Name	Units	(US$/Share**)	Date of Grant	Date of Expiration
Bin Li	15,000,000	2.55	March 1, 2018	February 29, 2028
		N/A	March 5, 2020
Lihong Qin	*	2.39	April 2, 2020	April 1, 2030
		2.55	February 28, 2018	February 27, 2028
		2.55	February 1, 2018	January 31, 2028
		N/A	March 5, 2020
Xin Zhou	*	2.05	September 25, 2019	September 24, 2026
		2.39	April 2, 2020	April 1, 2030
		2.55	February 28, 2018	February 27, 2028
		2.55	February 1, 2018	January 31, 2028
		N/A	March 5, 2020
Denny Ting Bun Lee	*	N/A	September 12, 2018
		N/A	August 13, 2020
		N/A	September 12, 2020
Hai Wu	*	3.61	May 29, 2019	May 29, 2026
		N/A	June 10, 2021
Feng Shen	*	1.8	December 31, 2017	December 30, 2027
		2.05	September 25, 2019	September 24, 2026
		2.39	April 2, 2020	April 1, 2030
		2.55	February 1, 2018	January 31, 2028
		N/A	March 5, 2020
Wei Feng	*	1.8	November 18, 2019	November 17, 2026
		2.39	April 2, 2020	April 1, 2030
		3.98	May 29, 2020	May 28, 2027
		N/A	March 5, 2020
Ganesh V Iyer	*	2.05	September 25, 2019	September 24, 2026
		0.27	May 3, 2016	May 2, 2026
		2.55	March 1, 2018	February 29, 2028
		2.39	April 2, 2020	April 1, 2030
Yu Long	*	N/A	July 12, 2021
Total	25,719,608

*    Less than one percent of our total outstanding shares.

As of December 31, 2021, non-executive officers and other grantees as a group held awards of options to purchase 24,464,597 Class A ordinary shares of our company. The exercise prices of the options range from US$0.00 to US$3.61 per share.

C.          Board Practices

Board of Directors

The board of directors of our company, or the board, consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is interested provided (a) such director has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of our company to borrow money, mortgage our company’s undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Denny Ting Bun Lee, Hai Wu and Yu Long. Denny Ting Bun Lee is the chairman of our audit committee. We have determined that Denny Ting Bun Lee, Hai Wu and Yu Long satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that Denny Ting Bun Lee qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Hai Wu, Denny Ting Bun Lee and Bin Li. Hai Wu is the chairman of our compensation committee. We have determined that Hai Wu and Denny Ting Bun Lee satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Yu Long, Hai Wu and Denny Ting Bun Lee. Yu Long is the chairperson of our nominating and corporate governance committee. Hai Wu, Denny Ting Bun Lee and Yu Long satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office (unless there is any written agreement between our Company and such director) and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board pursuant to our twelfth amended and restated memorandum and articles of association. The office of a director shall be vacated if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) resigns his office by notice in writing to the Company; or (iii) dies or is found to be or becomes of unsound mind.

D.          Employees

As of December 31, 2021, we had 15,204 full-time employees. The following table sets forth the numbers of our employees categorized by function and region as of December 31, 2021.

As of December 31, 2021
China:
User experience (sales and marketing and service)	7,977
Product and software development	4,516
Manufacturing	991
General administration	1,283
North America:
Product and software development	153
Manufacturing	5
General administration	47
Europe:
User experience (sales and marketing and service)	55
Product and software development	140
General administration	37
Total number of employees	15,204

Our employees have set up a labor union in China according to the related Chinese labor law. To date, we have not experienced any labor strike, and we consider our relationship with our employees to be good.

We provide competitive level of salary and other employee benefits to our employees. Every employee beneficially owns shares in our company. We provide employees with a wide range of benefits, including but not limited to employees’ commercial insurance, physical examinations, vocational training and holiday benefits. We aim to create a warm, safe and secure working environment for everyone.

E.          Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2022 with respect to:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 1,670,455,882 ordinary shares outstanding as of March 31, 2022, comprising of 1,521,955,882 Class A ordinary shares (excluding 21,844,028 Class A ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our stock incentive plans) and 148,500,000 Class C ordinary shares.

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

	Class A	Class C	Total
	ordinary	ordinary	ordinary		% of
	shares	shares	shares	% of	aggregate
	beneficially	beneficially	beneficially	beneficial	voting
	owned	owned	owned	ownership	power†
Directors and Executive Officers**:
Bin Li(1)	28,967,776	148,500,000	177,467,776	10.5	44.5
Lihong Qin	*	—	*	*	*
Feng Shen	*	—	*	*	—
Xin Zhou	*	—	*	*	*
Wei Feng	*	—	*	*	—
Ganesh V. Iyer(2)	*	—	*	*	*
Hai Wu(3)	*	—	*	*	—
Denny Ting Bun Lee(4)	*	—	*	*	—
Yu Long(5)	—	—	—	—	—
James Gordon Mitchell(6)	—	—	—	—	—
All Directors and Executive Officers as a Group	47,111,961	148,500,000	195,611,961	11.6	44.9
Principal Shareholders:
Founder vehicles(7)	16,967,776	148,500,000	165,467,776	9.9	44.5
Tencent entities(8)	164,249,629	—	164,249,629	9.8	5.6
Baillie Gifford & Co(9)	88,858,365	—	88,858,365	5.3	3.3

*    Less than 1% of our total outstanding shares.

**  Except where otherwise disclosed in the footnotes below, the business address of all the directors and executive officers is Building 16, 20 and 22, No. 56 AnTuo Road, Anting Town, Jiading District, Shanghai 201804, People’s Republic of China.

†    For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class C ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share and each holder of our Class C ordinary shares is entitled to eight votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class C ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

(1)	Based on the statement on Schedule 13G/A filed on January 27, 2022 jointly by Mr. Bin Li, Originalwish Limited, mobike Global Ltd., NIO Users Limited and NIO Users Trust, as of December 31, 2021, (i) Mr. Bin Li beneficially owned 12,000,000 Class A ordinary shares issuable to Mr. Bin Li upon exercise of options within 60 days of December 31, 2021, (ii) Originalwish Limited, a British Virgin Islands company wholly owned by Mr. Bin Li, held 89,013,451 Class C ordinary shares, (iii) mobike Global Ltd., a British Virgin Islands company wholly owned by Mr. Bin Li, held 26,454,325 Class C ordinary shares, and (iv) NIO Users Limited, a holding company controlled by NIO Users Trust, which is under the control of Mr. Bin Li, held 16,967,776 Class A ordinary shares and 33,032,224 Class C ordinary shares.
(2)	The business address of Mr. Iyer is 3200 North First Street, San Jose, CA 95134.
(3)	The business address of Mr. Wu is No. 53, Gaoyou Road, Xuhui District, Shanghai, People’s Republic of China.
(4)	The business address of Mr. Lee is No. 4 Dianthus Road, Yau Yat Chuen, Kowloon, Hong Kong.
(5)	The business address of Ms. Long is Unit 1610, 16th Floor, West Tower, Genesis Beijing, 8 Xinyuan South Road, Chaoyang District, Beijing 100027, People’s Republic of China.
(6)	The business address of Mr. Mitchell is Level 29, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong.

(7)	Based on the statement on Schedule 13G/A filed on January 27, 2022 jointly by Mr. Bin Li, Originalwish Limited, mobike Global Ltd., NIO Users Limited and NIO Users Trust, as of December 31, 2021, (i) Originalwish Limited, a British Virgin Islands company wholly owned by Mr. Bin Li, held 89,013,451 Class C ordinary shares, (ii) mobike Global Ltd., a British Virgin Islands company wholly owned by Mr. Bin Li, held 26,454,325 Class C ordinary shares, and (ii) NIO Users Limited, a holding company controlled by NIO Users Trust, which is under the control of Mr. Bin Li, held 16,967,776 Class A ordinary shares and 33,032,224 Class C ordinary shares. The registered address of Originalwish Limited and mobike Global Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The registered address of NIO Users Limited is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.
(8)	Based on the statement on Schedule 13D/A filed on March 4, 2021 jointly by (i) Tencent Holdings Limited, (ii) Image Frame Investment (HK) Limited, (iii) Mount Putuo Investment Limited, and (iv) Huang River Investment Limited, pursuant to which, prior to the listing of our Class A ordinary shares on the Hong Kong Stock Exchange and as of March 4, 2021, Mount Putuo Investment Limited held 40,905,125 Class B ordinary shares, Image Frame Investment (HK) Limited held 87,388,807 Class B ordinary shares, a wholly-owned subsidiary of Tencent Holdings Limited held 146,578 Class A ordinary shares, and Huang River Investment Limited beneficially owned 35,809,119 Class A ordinary shares. Mount Putuo Investment Limited, Image Frame Investment (HK) Limited, Huang River Investment Limited and Tencent Holdings Limited are collectively referred to in this annual report as the Tencent entities. Mount Putuo Investment Limited and Huang River Investment Limited are companies incorporated in the British Virgin Islands, and Image Frame Investment (HK) Limited is a company incorporated in Hong Kong. Each of Image Frame Investment (HK) Limited, Mount Putuo Investment Limited and Huang River Investment Limited is beneficially owned and controlled by Tencent Holdings Limited, a Cayman Islands company. The registered office of Huang River Investment Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of Image Frame Investment (HK) Limited is 29/F Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The registered address of Mount Putuo Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The principal business address of Tencent Holdings Limited is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. All of the Class B ordinary shares held by Tencent entities have been converted to Class A ordinary shares upon the listing of our Class A ordinary shares on the Hong Kong Stock Exchange pursuant to the conversion notice delivered by the affiliates of Tencent Holdings Limited, namely, Image Frame Invest (HK) Limited and Mount Putuo Investment Limited.
(9)	Based on the statement on Schedule 13G/A filed on January 27, 2022 by Baillie Gifford & Co., Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries beneficially own 88,858,365 ADSs representing 88,858,365 Class A ordinary shares. The registered address of Baillie Gifford & Co. is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

To our knowledge, as of March 31, 2022, 354,643,187 of our Class A ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Currently, our ordinary shares consist of Class A ordinary shares and Class C ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, and holders of Class C ordinary shares are entitled to eight votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering in September 2018. Holders of our Class C ordinary shares may choose to convert their respective Class C ordinary shares into the same number of Class A ordinary shares at any time. Class A ordinary shares are not convertible into Class C ordinary shares under any circumstance. See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a more detailed description of our ordinary shares.

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.          Related Party Transactions

Contractual Arrangements with The VIE and Its Shareholders

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Incentive Plans.”

Other Transactions with Related Parties

In February 2019, we issued US$750 million aggregate principal amount of 4.50% convertible senior notes due 2024, or the 2024 Notes. The 2024 Notes are unsecured debt and are not redeemable by us prior to the maturity date except for certain changes in tax law. The holders of the 2024 Notes may convert their notes to a number of our ADSs at their option at any time prior to the close of business on the second business day immediately preceding the maturity date pursuant to the 2024 Notes indenture. The 2024 Notes that are converted in connection with a make-whole fundamental change (as defined in the 2024 Notes Indenture) may be entitled to an increase in the conversion rate for such 2024 Notes. Huang River Investment Limited subscribed for US$30 million aggregate principal amount of the 2024 Notes. As of December 2021, the amount of interest payable to Huang River Investment Limited for the 2024 Notes was US$0.4 million.

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

In 2020 and 2021, we provided sales of goods to our affiliates, including Wuhan Weineng Battery Assets Co., Ltd., Beijing Bit Ep Information Technology Co., Ltd., Beijing Yiche Interactive Advertising Co., Ltd., Beijing Yiche Information Science and Technology Co., Ltd., Shanghai Weishang Business Consulting Co., Ltd., Beijing Bitauto Interactive Technology Co., Ltd. and Kunshan Siwopu Intelligent Equipment Co., Ltd., and we received total sales of goods of RMB298.5 million and RMB4,139.2 million (US$649.5 million), respectively.

In 2019 and 2020, we received IT support services from Beijing Yiche Information Science and Technology Co., Ltd., a company significantly influenced by Bin Li, and incurred expenses of IT support services of RMB0.5 million and RMB0.3 million, respectively.

In 2019, 2020 and 2021, we received marketing and advertising services from Beijing Xinyi Hudong Guanggao Co., Ltd., Beijing Chehui Hudong Guanggao Co., Ltd., Bite Shijie (Beijing) Keji Co., Ltd., Beijing Yiche Interactive Advertising Co., Ltd., Shanghai Yiju Information Technology Co., Ltd., Tianjin Boyou Information Technology Co., Ltd. and Beijing Bit Ep Information Technology Co., Ltd., and we incurred expenses of marketing and advertising services RMB79.3 million, RMB138.2 million and RMB5.2 million (US$0.8 million), respectively. Beijing Yiche Interactive Advertising Co., Ltd., Shanghai Yiju Information Technology Co., Ltd., Tianjin Boyou Information Technology Co., Ltd. and Beijing Bit Ep Information Technology Co., Ltd. are controlled by our principal shareholders. In December 2020, Mr. Bin Li resigned as chairman of the Board in Beijing Bitauto Interactive Technology Co., Ltd. Since then, Beijing Bitauto Interactive Technology Co., Ltd., Beijing Xinyi Hudong Guanggao Co., Ltd., Bite Shijie (Beijing) Keji Co., Ltd. and Beijing Chehui Hudong Guanggao Co., Ltd. are no longer controlled by Mr. Bin Li, and are no longer our related parties.

In 2019, 2020 and 2021, we provided property management, administrative support, design and research and development services to our affiliates and companies controlled by our principal shareholders, including Wuhan Weineng Battery Assets Co., Ltd., Shanghai Weishang Business Consulting Co., Ltd., Nanjing Weibang Transmission Technology Co., Ltd. and Beijing Weixu Business Consulting Co., Ltd., and we received total service income of RMB4.2 million, RMB1.6 million and RMB57.9 million (US$9.1 million), respectively.

In 2019, 2020 and 2021, we paid a total of RMB132.5 million, RMB174.7 million and RMB89.3 million (US$14.0 million), respectively, for the cost of manufacturing consignment to Suzhou Zenlead XPT New Energy Technologies Co., Ltd., or Suzhou

Zenlead. Suzhou Zenlead was an affiliate of ours in 2019, 2020 and 2021. In February 2022, we disposed of our equity interests in Suzhou Zenlead. As a result, Suzhou Zenlead is no longer a related party of our company as of the date of this annual report.

In 2019, 2020 and 2021, we received research and development and maintenance services from Kunshan Siwopu, Xunjie Energy (Wuhan) Co., Ltd., and Suzhou Zenlead, and paid a total of RMB0.3 million, RMB3.4 million and RMB8.2 million (US$1.3million), respectively.

In 2019, 2020 and 2021, we paid a total of RMB42.2 million, RMB137.6 million and RMB1,157.7 million (US$181.7 million), for purchase of property and equipment and raw material, to Kunshan Siwopu Intelligent Equipment Co., Ltd., Nanjing Weibang Transmission Technology Co., Ltd. and Xunjie Energy (Wuhan) Co., Ltd.

In 2017, we granted interest-free loans to Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd., a company controlled by our principal shareholders. The loan was fully repaid in 2021. In November 2021, we acquired from Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd., certain equity interests in companies associated with NIO Capital for RMB50.0 million.

C.          Interests of Experts and Counsel

Not applicable.

ITEM 8.       FINANCIAL INFORMATION

A.          Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may be involved in legal proceedings in the ordinary course of our business. Between March and July 2019, several securities class action lawsuits were filed against us, certain of our directors and officers, our underwriters in the IPO and our process agent. Some of these actions have been withdrawn, transferred or consolidated. Currently, three securities class actions remain pending in the U.S. District Court for the Eastern District of New York (E.D.N.Y.), Supreme Court of the State of New York, New York County (N.Y. County), and Supreme Court of the State of New York, County of Kings (Kings County), respectively. In the E.D.N.Y. action, In re NIO, Inc. Securities Litigation, 1:19-cv-01424, our company and other defendants filed their Motion to Dismiss on October, 19, 2020. Briefing on the Motion to Dismiss was completed on December 4, 2020. Certain of our directors and officers who were named as defendants in this action, joined our Motion. On August 12, 2021, the Court denied the Motion to Dismiss. We have been coordinating with plaintiffs' counsel to produce discovery pursuant to the court's order and in compliance with applicable PRC laws. In the New York county action, In re NIO Inc. Securities Litigation, Index No. 653422/2019, by an order dated March 23, 2021, the Court granted the plaintiffs’ motion to lift the stay in favor of the federal action. Plaintiffs subsequently filed an amended complaint on April 2, 2021.We and other defendants subsequently filed a Motion to Dismiss the complaint, along with a notice of appeal of the Court’s decision to lift the stay. On October 4, 2021, the Court granted our company and other defendants’ Motion to Dismiss. Plaintiffs subsequently filed a notice of appeal to the Appellate Division of the New York State Court. Briefing has not yet commenced in either of the above appeals. In the Kings County action, Sumit Agarwal v. NIO Inc. et al., Index No. 505647/2019, the complaint was filed on March 14, 2019. The judge has yet to be assigned and there has not been any material development. The plaintiffs in these cases allege, in sum and substance, that our statements in the Registration Statement and/or other public statements were false or misleading and in violation of the U.S. federal securities laws. These actions remain in their preliminary stages. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits. We are defending the actions vigorously. See “Item 3. Key Information—D. Risk Factors— Risks relating to our Business and Industry — We and certain of our directors and officers have been named as defendants in several Shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation” for further details.

Dividend Policy

The payment of dividends is at the discretion of our board of directors, subject to our twelfth amended and restated memorandum and articles of association. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or the share premium account, and provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange, by way of introduction, since March 10, 2022 under the stock code “9866.”

Currently, our ordinary shares consist of Class A ordinary shares and Class C ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, and holders of Class C ordinary shares are entitled to eight votes per share. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Our Trading Market—Our multi-class voting structure will limit the holders of our Class A ordinary shares and ADSs to influence corporate matters, provide certain shareholders of ours with substantial influence and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

B.           Plan of Distribution

Not applicable.

C.           Markets

Our ADSs, each representing one Class A ordinary share, have been listed on the NYSE since September 12, 2018 under the symbol “NIO.”

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange, by way of introduction, since March 10, 2022 under the stock code “9866.”

D.          Selling Shareholders

Not applicable.

E.          Dilution

Not applicable.

F.          Expenses of the Issue

Not applicable.

ITEM 10.       ADDITIONAL INFORMATION

A.          Share Capital

Not applicable.

B.          Memorandum and Articles of Association

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our current twelfth amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

The following are summaries of material provisions of our twelfth amended and restated memorandum and articles of association which became effective in June 2021, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company

Under our twelfth amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares

Our authorized share capital is US$1,000,000 divided into 4,000,000,000 shares comprising of (i) Class A ordinary shares of a par value of US$0.00025 each, (ii) 132,030,222 Class B ordinary shares of a par value of US$0.00025 each (iii) 148,500,000 Class C ordinary shares of a par value of US$0.00025 each and (iv) 1,219,469,778 shares of a par value of US$0.00025 each of such class or classes (however designated) as our board of directors may determine in accordance with our twelfth amended and restated memorandum and articles of association. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Under our twelfth amended and restated memorandum and articles of association, our company may not issue bearer shares.

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

Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder to any person who is not an affiliate of such shareholder, or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not an affiliate of the registered shareholder of such share, each such Class B ordinary share shall be automatically and immediately converted into one (1)  Class A ordinary share. Upon any sale, transfer, assignment or disposition of any Class C ordinary share by a shareholder to any person who is not an existing shareholder of Class C ordinary shares, any affiliate of such shareholder or NIO Users Trust, or upon a change of ultimate beneficial ownership of any Class C ordinary share to any person who is not an existing shareholder of Class C ordinary shares, any affiliate of such shareholder or NIO Users Trust, each such Class C ordinary share shall be automatically and immediately converted into one (1) Class A ordinary share.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to our twelfth amended and restated memorandum articles of association. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, under the laws of the Cayman Islands, our company may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our twelfth amended and restated memorandum and articles of association. Holders of our ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating all or any of our share capital into shares of larger amount than our existing shares, sub-dividing our shares or any of them into shares of an amount smaller than that fixed by our twelfth amended and restated memorandum and articles of association, and cancelling any unissued shares. Both ordinary resolution and special resolution may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our twelfth amended and restated memorandum and articles of association.

Appointment and Removal of Directors

Our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting, (i) appoint any person as a director, to fill a casual vacancy on the board or, (ii) subject to the maximum size of the board of directors being nine (9) directors, appoint any person as an addition to the existing board. Directors may be removed by ordinary resolution of our shareholders. Subject to the relevant code, rules and regulations applicable to us as a result of our listing in the United States applicable to the composition of the board and qualifications and appointment of directors, (i) NIO Users Trust shall be entitled to nominate one (1) director to the board; and (ii) in the event that Mr. Bin Li is not an incumbent director and the board is composed of no less than six (6) directors, NIO Users Trust shall be entitled to nominate one (1) extra director to the Board. We will put forth certain amendments to the articles of association of the Company at the First AGM so that such director nomination right of NIO Users Trust shall cease to be effective, and shall only be restored when our company is no longer listed on the Hong Kong Stock Exchange.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our twelfth amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our twelfth amended and restated memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to the outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our twelfth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares

Subject to the restrictions in our twelfth amended and restated memorandum and articles of association set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

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

Issuance of Additional Shares

Our twelfth amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our twelfth amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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

Anti-Takeover Provisions

Some provisions of our twelfth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our twelfth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the STA issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to Circular 82, the STA issued the STA Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of Circular 82. STA Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters.

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

If the PRC tax authorities determine that NIO Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of NIO Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that NIO Inc. is treated as a PRC resident enterprise. Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the tax rate in respect to dividends paid by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to STA Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced tax rate: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which became effective in January 2020, require that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced tax rate. There are also other conditions for enjoying the reduced tax rate according to other relevant tax rules and regulations. Accordingly, our subsidiaries may be able to enjoy the 5% tax rate for the dividends it receives from its PRC incorporated subsidiaries if they satisfy the conditions prescribed under STA Circular 81 and other relevant tax rules and regulations and obtain the approvals as required. However, according to STA Circular 81, if the relevant tax authorities determine our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable tax rate on dividends in the future.

Provided that our Cayman Islands holding company, NIO Inc., is not deemed to be a PRC resident enterprise, holders of our ADSs and Class A ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. Circular 7 further clarifies that, if a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax. However, there is uncertainty as to the application of Circular 7, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7 and we may be required to expend valuable resources to comply with Circular 7 or to establish that we should not be taxed under Circular 7. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

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

Although the law in this regard is not entirely clear, we treat the VIE as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities, and as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon our current and expected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the nature and composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs, which may be volatile. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our passive income significantly increases relative to our non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our Class A ordinary shares) will be considered to be readily tradeable on the New York Stock Exchange, which is an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—People’s Republic of China Taxation” above), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.

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

Sale or Other Disposition

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the Treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the recently issued Treasury Regulations.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries, the VIE or any of the subsidiaries of the VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIE or any of the subsidiaries of the VIE.

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

ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

We expect that substantially all of our revenues will be denominated in RMB while our expenses are denominated in RMB and other currencies including the U.S. dollar, the pound sterling and the Euro. As a result, we are exposed to risk related to movements between the Renminbi and such other currencies. In addition, the value of our ADSs and Class A ordinary shares will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our Class A ordinary shares and the ADSs will be traded in Hong Kong dollars and U.S. dollars, respectively.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

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

With regard to interest rate sensitivity on our bank loans, we present the sensitivity analysis below based on the exposure to interest rates for interest bearing bank loans with variable interest rates as of December 31, 2021. The analysis is prepared assuming that those balances outstanding as of December 31, 2021 were outstanding for the whole financial year. A 1.0% increase or decrease which represents our management’s assessment of the reasonably possible change in interest rates is used. Assuming no change in the outstanding balance of our existing interest-bearing bank loans balances with floating interest rates as of December 31, 2021, a 1.0% increase or decrease in each applicable interest rate would add or deduct RMB15.1 million (US$2.4 million) to our interest expense for the year ended December 31, 2021. We have not used any derivative financial instruments to manage our interest risk exposure.

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

Inflation

To date, inflation in the PRC has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as the depositary, has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. In 2021, we did not receive any after-tax reimbursement payment from the depositary.

Conversion Between Class A Ordinary Shares and ADSs

A.Dealings and Settlement of Class A Ordinary Shares in Hong Kong

Our Class A ordinary shares are traded on the Hong Kong Stock Exchange in board lots of 10 Class A ordinary shares. Dealings in our Class A ordinary shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.

The transaction costs of dealings in our Class A ordinary shares on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;
●	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.26% of the value of the transaction, with 0.13% payable by each of the buyer and the seller;

●	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
●	brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and
●	charge by the Hong Kong share registrar between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Class A ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors in Hong Kong must settle their trades executed on the Hong Kong Stock Exchange through their brokers directly or through custodians. For an investor in Hong Kong who has deposited his or her Class A ordinary shares in his or her stock account or in his or her designated Participant’s stock account of the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, or CCASS, maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his or her broker or custodian before the settlement date.

An investor may arrange with his or her broker or custodian on a settlement date in respect of his or her trades executed on the Hong Kong Stock Exchange. Under the Hong Kong Listing Rules and the General Rules of CCASS and CCASS Operational Procedures in effect from time to time, the date of settlement must be the second business day (a day on which the settlement services of CCASS are open for use by CCASS Participants) following the trade date (T+2). For trades settled under CCASS, the General Rules of CCASS and CCASS Operational Procedures in effect from time to time provided that the defaulting broker may be compelled to compulsorily buy-in by HKSCC the day after the date of settlement (T+3), or if it is not practicable to do so on T+3, at any time thereafter. HKSCC may also impose fines from T+2 onwards.

B.Conversion between Class A Ordinary Shares Trading in Hong Kong and ADSs

We have established a branch register of members in Hong Kong, or the Hong Kong share register, which are maintained by our Hong Kong share registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, or the Cayman share register, are maintained by our principal share registrar, Maples Fund Services (Cayman) Limited in the Cayman Islands.

All Class A ordinary shares offered in connection with the listing of our Class A ordinary shares on the Hong Kong Stock Exchange are registered on the Hong Kong share register in order to be listed and traded on the Hong Kong Stock Exchange. As described in further detail below, holders of Class A ordinary shares registered on the Hong Kong share register are able to exchange these Class A ordinary shares into ADSs, and vice versa.

In connection with the listing of our Class A ordinary shares on the Hong Kong Stock Exchange, and to facilitate fungibility and conversion between ADSs and Class A ordinary shares and trading between the NYSE and the Hong Kong Stock Exchange, we have moved a portion of our issued Class A ordinary shares from our register of members maintained in the Cayman Islands to our Hong Kong share register.

C.Converting Class A Ordinary Shares Trading in Hong Kong into ADSs

An investor who holds Class A ordinary shares registered in Hong Kong and who intends to convert them to ADSs to trade on the NYSE must deposit or have his or her broker deposit the Class A ordinary shares with the depositary’s Hong Kong custodian, Deutsche Bank AG, Hong Kong Branch, or the custodian, in exchange for ADSs.

A deposit of Class A ordinary shares trading in Hong Kong in exchange for ADSs involves the following procedures:

●	If Class A ordinary shares have been deposited with CCASS, the investor must transfer the Class A ordinary shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.

●	If Class A ordinary shares are held outside CCASS, the investor must arrange to deposit his or her Class A ordinary shares into CCASS for delivery to the depositary’s account with the custodian within CCASS, and must submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.
●	Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all case to the terms of the deposit agreement, the depositary will register the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs as instructed in the letter of transmittal.

For Class A ordinary shares deposited in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions. For Class A ordinary shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the procedures are completed.

D.Surrender ADSs to Ordinary Shares Trading in Hong Kong

An investor who holds ADSs and wishes to receive ordinary shares that trade on the Hong Kong Stock Exchange must surrender the ADSs the investor holds and withdraw ordinary shares from the ADS program and cause his or her broker or other financial institution to trade such ordinary shares on the Hong Kong Stock Exchange.

An investor that holds ADSs indirectly through a broker or other financial institution should follow the procedure of the broker or financial institution and instruct the broker to arrange for surrender of the ADSs, and transfer of the underlying Shares from the depositary’s account with the custodian within the CCASS system to the investor’s Hong Kong stock account.

For investors holding ADSs directly, the following steps must be taken:

●	To withdraw ordinary shares from our ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary. Those instructions must have a Medallion signature guarantee.
●	Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will instruct the custodian to deliver ordinary shares underlying the canceled ADSs to the CCASS account designated by an investor.
●	If an investor prefers to receive ordinary shares outside CCASS, he or she must so indicate in the instruction delivered to the depositary.

For the ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions. For the ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the ordinary shares on the Hong Kong Stock Exchange until the procedures are completed.

Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancellations. In addition, completion of the above steps and procedures for delivery for ordinary shares in a CCASS account is subject to there being a sufficient number of ordinary shares on the Hong Kong share register to facilitate a withdrawal from the ADS program directly into the CCASS system. We are not under any obligation to maintain or increase the number of ordinary shares on the Hong Kong share register to facilitate such withdrawals.

E.Converting ADSs to Class A Ordinary Shares Trading in Hong Kong

An investor who holds ADSs and who intends to convert his/her ADSs into Class A ordinary shares that trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw Class A ordinary shares from our ADS program and cause his or her broker or other financial institution to trade such Class A ordinary shares on the Hong Kong Stock Exchange.

An investor that holds ADSs indirectly through a broker or other financial institution should follow the procedure of the broker or financial institution and instruct the broker to arrange for cancelation of the ADSs, and transfer of the underlying Class A ordinary shares from the depositary’s account with the custodian within the CCASS system to the investor’s Hong Kong stock account.

For investors holding ADSs directly, the following steps must be taken:

●	To withdraw Class A ordinary shares from our ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.
●	Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will instruct the custodian to deliver Class A ordinary shares underlying the canceled ADSs to the CCASS account designated by an investor.
●	If an investor prefers to receive Class A ordinary shares outside CCASS, he or she must receive Class A ordinary shares in CCASS first and then arrange for the withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register Class A ordinary shares in their own names with the Hong Kong share registrar. For Class A ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions.

For Class A ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the Class A ordinary shares on the Hong Kong Stock Exchange until the procedures are completed.

Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancelations. In addition, completion of the above steps and procedures for delivery for Class A ordinary shares in a CCASS account is subject to there being a sufficient number of Class A ordinary shares on the Hong Kong share register to facilitate a withdrawal from the ADS program directly into the CCASS system. We are not under any obligation to maintain or increase the number of Class A ordinary shares on the Hong Kong share register to facilitate such withdrawals.

F.Depositary Requirements

Before the depositary delivers ADSs or permits withdrawal of Class A ordinary shares, the depositary may require:

●	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
●	compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including completion and presentation of transfer documents.

The depositary may refuse to deliver, transfer, or register issuances, transfers, and cancellations of ADSs generally when the transfer books of the depositary or our Hong Kong share registrar or Cayman Islands share registrar are closed or at any time if the depositary or we determine it advisable to do so, subject to such refusal complying with U.S. federal securities laws.

All costs attributable to the transfer of Class A ordinary shares to effect a withdrawal from or deposit of Class A ordinary shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of Class A ordinary shares and ADSs should note that the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Class A ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of Class A ordinary shares and ADSs must pay up to US$5.00 per 100 ADSs (or portion thereof) for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of Class A ordinary shares into, or withdrawal of Class A ordinary shares from, our ADS program.

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

ITEM 15.        CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2021.

Changes in Internal Control over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and our chief financial officer, also conducted an assessment of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that assessment, it has been determined that there has been no such change during the period covered by this annual report.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

ITEM 16.C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, our principal external auditor, for the years indicated. We did not pay any other fees to our principal external auditors during the years indicated below.

	For the Year Ended December 31,
	2020	2021

	(in thousands of RMB)
Audit fees(1)	15,600	14,820
Audit related fees(2)	—	1,000
Tax fees(3)	2,338	2,250
Other fees(4)	336	2,450
Total	18,274	20,520

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditor, including the audits of our annual financial statements and our internal controls over financial reporting and the quarterly reviews of our condensed consolidated financial information, statutory audits for certain of our subsidiaries, and provision of comfort letters, consents and other professional services in relation to our equity and debt offering, and Hong Kong listing.
(2)	“Audit related fees” means the aggregate fees billed for professional services rendered by our principal external auditor that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal external auditor for tax compliance, tax advice and tax planning.

(4)	“All other fees” means the aggregate fees billed for professional services rendered by our principal external auditor associated with other advisory services.

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

Other than the home country practice described above, we are not aware of any significant differences between our corporate governance practices and those followed by U.S. domestic companies under the NYSE corporate governance listing standards. Click or tap here to enter text.

ITEM 16.H.        MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 17.       FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to “Item 18. Financial Statements.”

ITEM 18.       FINANCIAL STATEMENTS

The consolidated financial statements of NIO Inc. and its subsidiaries and the related notes are included at the end of this annual report.

ITEM 19.        EXHIBITS

Exhibit Number	Description of Document
1.1

Twelfth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-38638), furnished with the SEC on June 7, 2021)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2

Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

2.3

Deposit Agreement, dated as of September 11, 2018, among the Registrant, Deutsche Bank Trust Company Americas, as the depositary, and all holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-229952), filed with the SEC on February 28, 2019)

2.4

Fifth Amended and Restated Shareholders’ Agreement, dated as of November 10, 2017, among the Registrant and the other signatories thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

2.5

Description of American Depositary Shares of the Registrant (incorporated herein by reference to Exhibit 2.5 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

2.6	Description of Class A ordinary shares of the Registrant (incorporated herein by reference to Exhibit 2.6 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)
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

4.10*	English translation of Power of Attorney, dated as of April 12, 2021, executed by the shareholders of Beijing NIO, Beijing NIO and NIO Co., Ltd.
4.11*	English translation of Loan Agreements, dated April 12, 2021, between shareholders of Beijing NIO and Shanghai NIO
4.12*	English translation of Equity Pledge Agreements, dated as of April 12, 2021, among shareholders of Beijing NIO, Beijing NIO and Shanghai NIO
4.13*	English translation of Exclusive Business Cooperation Agreement, dated as of April 12, 2021, between Beijing NIO and Shanghai NIO

4.14*	English translation of Exclusive Option Agreements, dated as of April 12, 2021, among shareholders of Beijing NIO, Beijing NIO and Shanghai NIO
4.15*	English translation of Confirmation and Undertaking Letters, dated as of April 12, 2021, executed by shareholders of Beijing NIO
4.16*	English translation of Consent Letters, dated as of April 12, 2021, executed by the spouses of the shareholders of Beijing NIO
4.17

Indenture, dated as of February 4, 2019, by and between the Registrant, as issuer, and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.22 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 2, 2019)

4.18

Form of 4.50% Convertible Senior Notes due 2024 (included in Exhibit 4.20) (incorporated herein by reference to Exhibit 4.22 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 2, 2019)

4.19

Deposit Agreement for Restricted Securities, dated as of February 4, 2019, among the Registrant, Deutsche Bank Trust Company Americas, as the depositary, and all holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.24 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 2, 2019)

4.20†

English translation of NIO ES6 Manufacture Cooperation Agreement, dated as of April 30, 2019, between the registrant and Anhui Jianghuai Automobile Co., Ltd. (incorporated herein by reference to Exhibit 4.23 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.21†

English translation of NIO Fury (EC6) Manufacture Cooperation Agreement, dated as of March 10, 2020, between the registrant and Anhui Jianghuai Automobile Co., Ltd. (incorporated herein by reference to Exhibit 4.24 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.22

Convertible Notes Subscription Agreement, dated September 4, 2019, between the Registrant and Huang River Investment Limited (incorporated herein by reference to Exhibit 4.25 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.23

Convertible Notes Subscription Agreement, dated September 4, 2019, between the Registrant and Serene View Investment Limited (incorporated herein by reference to Exhibit 4.26 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.24

Form of 0% Convertible Senior Notes due 2020 (included in Exhibit 4.25) (incorporated herein by reference to Exhibit 4.25 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.25

Form of 0% Convertible Senior Notes due 2022 (included in Exhibit 4.25) (incorporated herein by reference to Exhibit 4.25 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.26

Indenture, dated as of February 10, 2020, among the Registrant, The Bank of New York Mellon, London Branch, as trustee, The Bank of New York Mellon, London Branch, as paying agent and conversion agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as registrar and transfer agent (incorporated herein by reference to Exhibit 4.29 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.27

Form of 0% Convertible Senior Notes due 2021 (included in Exhibit 4.29) (incorporated herein by reference to Exhibit 4.29 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.28

Indenture, dated as of February 19, 2020, among the Registrant, The Bank of New York Mellon, London Branch, as trustee, The Bank of New York Mellon, London Branch, as paying agent and conversion agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as registrar and transfer agent (incorporated herein by reference to Exhibit 4.31 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.29

Form of 0% Convertible Senior Notes due 2021 (included in Exhibit 4.31) (incorporated herein by reference to Exhibit 4.31 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.30

Indenture, dated as of March 11, 2020, among the Registrant, The Bank of New York Mellon, London Branch, as trustee, The Bank of New York Mellon, London Branch, as paying agent and conversion agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as registrar and transfer agent (incorporated herein by reference to Exhibit 4.33 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.31

Form of 0% Convertible Senior Notes due 2021 (included in Exhibit 4.33) (incorporated herein by reference to Exhibit 4.33 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.32

English translation of Investment Agreement, dated April 29, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 4.35 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.33

English translation of Shareholders’ Agreement, dated April 29, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 4.36 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.34

English translation of Amendment and Supplementary Agreement to Investment Agreement, dated May 29, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K (File No. 001-38638), filed with the SEC on June 9, 2020)

4.35

English translation of Amendment and Supplementary Agreement to Shareholders’ Agreement, dated May 29, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 6-K (File No. 001-38638), filed with the SEC on June 9, 2020)

4.36

English translation of Amendment and Supplementary Agreement II to Investment Agreement, dated June 18, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K (File No. 001-38638), filed with the SEC on June 30, 2020)

4.37

English translation of Amendment and Supplementary Agreement II to Shareholders’ Agreement, dated June 18, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 6-K (File No. 001-38638), filed with the SEC on June 30, 2020)

4.38

English translation of Amendment and Supplementary Agreement III to the NIO China Shareholders Agreement, dated September 16, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 4.36 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 6, 2021)

4.39

English translation of Amendment and Supplementary Agreement IV to the NIO China Shareholders Agreement, dated September 25, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 4.37 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 6, 2021)

4.40

English translation of Amendment and Supplementary Agreement V to the NIO China Shareholders Agreement, dated January 26, 2021, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 4.38 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 6, 2021)

4.41

Indenture, dated as of January 15, 2021, by and between the Registrant, as issuer, and Deutsche Bank Trust Company Americas, as trustee, constituting US$750 million 0.00% Convertible Senior Notes due 2026 (incorporated herein by reference to Exhibit 4.39 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 6, 2021)

4.42	Form of 0.00% Convertible Senior Notes due 2026 (included in Exhibit 4.39)
4.43

Indenture, dated as of January 15, 2021, by and between the Registrant, as issuer, and Deutsche Bank Trust Company Americas, as trustee, constituting US$750 million 0.50% Convertible Senior Notes due 2027 (incorporated herein by reference to Exhibit 4.41 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 6, 2021)

4.44	Form of 0.50% Convertible Senior Notes due 2027 (included in Exhibit 4.41)
4.45*†

English translation of Renewal Joint Manufacturing Agreement, by and between the Registrant, Anhui Jianghuai Automobile Co., Ltd. and Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd., dated May 22, 2021

8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP
15.2*	Consent of Han Kun Law Offices
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 29, 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NIO Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of NIO Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, of shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for current expected credit losses on certain financial instruments in 2020.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Accrual of warranty liabilities

As described in Notes 2(p), 12 and 14 to the consolidated financial statements, the Company provides warranty to its customers for all new vehicles it sold. For the year ended December 31, 2021, the Company accrued warranty costs of RMB1,078.9 million. As of December 31, 2021, the Company recorded warranty liabilities of RMB1,963.0 million. The warranty cost is accrued based on the Company’s assumptions related to the nature and frequency of future claims and the estimate of the projected costs to repair or replace items under warranty. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims.

The principal considerations for our determination that performing procedures relating to the accrual of warranty liabilities is a critical audit matter are the significant judgment by management and estimates used in determining the accrual of warranty liabilities; this in turn led to significant auditor judgment, subjectivity, and effort in designing and performing procedures relating to evaluating the reasonableness of management’s estimate of the nature, frequency and costs of future claims, and the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimate of the accrual of warranty liabilities, including controls over management’s estimate of the nature, frequency and costs of future claims as well as the completeness and accuracy of actual claims incurred to date. These procedures also included, among others, testing management’s process for determining the accrual of warranty liabilities by (a) evaluating the appropriateness of the model applied by management for the accrual of warranty liabilities; (b) evaluating the reasonableness of significant assumptions related to the nature and frequency of future claims and the related projected costs to repair or replace items under warranty, considering current and past performance, including a lookback analysis comparing prior period forecasted claims to actual claims incurred; and (c) testing the completeness, accuracy and relevance of management’s data used in the estimation of future claims. These procedures also included developing an independent estimate of the accrual of warranty liabilities and comparing this estimate to management’s estimate to evaluate its reasonableness. Professionals with specialized skill and knowledge were used to assist in developing an independent estimate of the accrual of warranty liabilities.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 29, 2022

We have served as the Company’s auditor since 2015.

NIO INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	38,425,541	15,333,719	2,406,195
Restricted cash	78,010	2,994,408	469,888
Short-term investments	3,950,747	37,057,554	5,815,139
Trade and notes receivables	1,123,920	2,823,222	443,025
Amounts due from related parties	169,288	1,564,025	245,430
Inventory	1,081,553	2,056,352	322,687
Prepayments and other current assets	1,422,403	1,854,075	290,945
Expected credit loss provision – current	(44,645)	(42,040)	(6,598)
Total current assets	46,206,817	63,641,315	9,986,711
Non-current assets:
Long-term restricted cash	41,547	46,437	7,287
Property, plant and equipment, net	4,996,228	7,399,516	1,161,146
Intangible assets, net	613	—	—
Land use rights, net	203,968	199,121	31,246
Long-term investments	300,121	3,059,383	480,084
Amounts due from related parties	617	—	—
Right-of-use assets – operating lease	1,350,294	2,988,374	468,941
Other non-current assets	1,561,755	5,598,764	878,568
Expected credit loss provision – non-current	(20,031)	(49,309)	(7,737)
Total non-current assets	8,435,112	19,242,286	3,019,535
Total assets	54,641,929	82,883,601	13,006,246
LIABILITIES
Current liabilities:
Short-term borrowings	1,550,000	5,230,000	820,701
Trade and notes payable	6,368,253	12,638,991	1,983,334
Amounts due to related parties	344,603	687,200	107,837
Taxes payable	181,658	627,794	98,515
Current portion of operating lease liabilities	547,142	744,561	116,838
Current portion of long-term borrowings	380,560	2,067,962	324,508
Accruals and other liabilities	4,604,024	7,201,644	1,130,096
Total current liabilities	13,976,240	29,198,152	4,581,829
Non-current liabilities:
Long-term borrowings	5,938,279	9,739,176	1,528,289
Non-current operating lease liabilities	1,015,261	2,317,193	363,618
Deferred tax liabilities	—	25,199	3,954
Other non-current liabilities	1,849,906	3,540,458	555,575
Total non-current liabilities	8,803,446	15,622,026	2,451,436
Total liabilities	22,779,686	44,820,178	7,033,265
Commitments and contingencies (Note 27)

NIO INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
			Note 2(e)
MEZZANINE EQUITY
Redeemable non-controlling interests	4,691,287	3,277,866	514,369
Total mezzanine equity	4,691,287	3,277,866	514,369
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares (US$0.00025 par value; 2,500,000,000 and 2,500,000,000 shares authorized; 1,252,237,171 and 1,384,955,501 shares issued; 1,249,745,456 and 1,366,875,248 shares outstanding as of December 31, 2020 and 2021, respectively)	2,205	2,418	379
Class B Ordinary Shares (US$0.00025 par value; 132,030,222 shares authorized, 128,293,932 shares issued and outstanding as of December 31, 2020 and 2021)	220	220	35
Class C Ordinary Shares (US$0.00025 par value; 148,500,000 shares authorized, issued and outstanding as of December 31, 2020 and 2021)	254	254	40
Less: Treasury shares (2,491,715 and 18,080,253) shares as of December 31, 2020 and 2021, respectively)	—	(1,849,600)	(290,243)
Additional paid in capital	78,880,014	92,467,072	14,510,101
Accumulated other comprehensive loss	(65,452)	(276,300)	(43,357)
Accumulated deficit	(51,648,410)	(55,634,140)	(8,730,211)

Total NIO Inc. shareholders’ equity	27,168,831	34,709,924	5,446,744

Non-controlling interests	2,125	75,633	11,868

Total shareholders’ equity	27,170,956	34,785,557	5,458,612

Total liabilities, mezzanine equity and shareholders’ equity	54,641,929	82,883,601	13,006,246

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				Note 2(e)
Revenue:
Vehicle sales	7,367,113	15,182,522	33,169,740	5,205,056
Other sales	457,791	1,075,411	2,966,683	465,537
Total revenues	7,824,904	16,257,933	36,136,423	5,670,593
Cost of sales:
Vehicle sales	(8,096,035)	(13,255,770)	(26,516,643)	(4,161,040)
Other sales	(927,691)	(1,128,744)	(2,798,347)	(439,122)
Total cost of sales	(9,023,726)	(14,384,514)	(29,314,990)	(4,600,162)
Gross (loss)/profit	(1,198,822)	1,873,419	6,821,433	1,070,431
Operating expenses:
Research and development	(4,428,580)	(2,487,770)	(4,591,852)	(720,562)
Selling, general and administrative	(5,451,787)	(3,932,271)	(6,878,132)	(1,079,329)
Other operating (loss)/income, net	—	(61,023)	152,248	23,891
Total operating expenses	(9,880,367)	(6,481,064)	(11,317,736)	(1,776,000)
Loss from operations	(11,079,189)	(4,607,645)	(4,496,303)	(705,569)
Interest and investment income	160,279	166,904	911,833	143,086
Interest expenses	(370,536)	(426,015)	(637,410)	(100,024)
Share of (loss)/income of equity investees	(64,478)	(66,030)	62,510	9,809
Other income/(losses), net	66,160	(364,928)	184,686	28,981
Loss before income tax expense	(11,287,764)	(5,297,714)	(3,974,684)	(623,717)
Income tax expense	(7,888)	(6,368)	(42,265)	(6,632)
Net loss	(11,295,652)	(5,304,082)	(4,016,949)	(630,349)
Accretion on redeemable non-controlling interests to redemption value	(126,590)	(311,670)	(6,586,579)	(1,033,578)
Net loss attributable to non-controlling interests	9,141	4,962	31,219	4,899
Net loss attributable to ordinary shareholders of NIO Inc.	(11,413,101)	(5,610,790)	(10,572,309)	(1,659,028)
Net loss	(11,295,652)	(5,304,082)	(4,016,949)	(630,349)
Other comprehensive (loss)/income
Change in unrealized gains related to available-for-sale debt securities, net of tax	—	—	24,224	3,801
Foreign currency translation adjustment, net of nil tax	(168,340)	137,596	(230,345)	(36,146)
Total other comprehensive (loss)/income	(168,340)	137,596	(206,121)	(32,345)
Total comprehensive loss	(11,463,992)	(5,166,486)	(4,223,070)	(662,694)
Accretion on redeemable non-controlling interests to redemption value	(126,590)	(311,670)	(6,586,579)	(1,033,578)
Net loss attributable to non-controlling interests	9,141	4,962	31,219	4,899
Other comprehensive income attributable to non-controlling interests	—	—	(4,727)	(742)
Comprehensive loss attributable to ordinary shareholders of NIO Inc	(11,581,441)	(5,473,194)	(10,783,157)	(1,692,115)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,029,931,705	1,182,660,948	1,572,702,112	1,572,702,112
Net loss per share attributable to ordinary shareholders
Basic and diluted	(11.08)	(4.74)	(6.72)	(1.05)
Weighted average number of ADS used in computing net loss per ADS
Basic and diluted	1,029,931,705	1,182,660,948	1,572,702,112	1,572,702,112
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(11.08)	(4.74)	(6.72)	(1.05)

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) / EQUITY

(All amounts in thousands, except for share and per share data)

						Accumulated
					Additional	Other		Total	Non-
	Ordinary Shares		Treasury Shares		Paid in	Comprehensive	Accumulated	Shareholders’	Controlling	Total Equity/
	Shares	Par Value	Shares	Amount	Capital	Loss	Deficit	Equity/(Deficit)	Interests	(Deficit)
Balance as of December 31, 2018	1,057,731,012	1,809	(6,931,980)	(9,186)	41,918,936	(34,708)	(35,039,810)	6,837,041	(15,896)	6,821,145
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	(126,590)	—	—	(126,590)	—	(126,590)
Purchase of capped call options and zero-strike call options in connection with issuance of convertible senior notes	—	—	—	—	(1,939,567)	—	—	(1,939,567)	—	(1,939,567)
Exercise of share options	12,775,127	22	—	—	50,768	—	—	50,790	—	50,790
Share based compensation of restricted shares	—	—	1,636,001	—	3,802	—	—	3,802	—	3,802
Share based compensation of share options	—	—	—	—	329,693	—	—	329,693	—	329,693
Cancellation of restricted shares	(3,038,262)	(4)	2,300,762	9,186	(9,186)	—	—	(4)	—	(4)
Capital injection by non-controlling interests	—	—	—	—	—	—	—	—	47,124	47,124
Foreign currency translation adjustment	—	—	—	—	—	(168,340)	—	(168,340)	—	(168,340)
Net loss	—	—	—	—	—	—	(11,286,511)	(11,286,511)	(9,141)	(11,295,652)
Balance as of December 31, 2019	1,067,467,877	1,827	(2,995,217)	—	40,227,856	(203,048)	(46,326,321)	(6,299,686)	22,087	(6,277,599)

NIO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) /EQUITY

(All amounts in thousands, except for share and per share data)

						Accumulated
					Additional	Other		Total	Non-
	Ordinary Shares		Treasury Shares		Paid in	Comprehensive	Accumulated	Shareholders’	Controlling	Total (Deficit)/
	Shares	Par Value	Shares	Amount	Capital	Loss	Deficit	(Deficit)/Equity	Interests	Equity
Balance as of December 31, 2019	1,067,467,877	1,827	(2,995,217)	—	40,227,856	(203,048)	(46,326,321)	(6,299,686)	22,087	(6,277,599)
Cumulative effect of adoption of new accounting standard(Note 2(i))	—	—	—	—	—	—	(22,969)	(22,969)	—	(22,969)
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	(311,670)	—	—	(311,670)	—	(311,670)
Issuance of ordinary shares	262,775,000	448	—	—	34,571,809	—	—	34,572,257	—	34,572,257
Issuance of restricted shares	2,113,469	4	—	—	54,508	—	—	54,512	—	54,512
Conversion of convertible notes to ordinary shares	181,872,811	309	—	—	3,962,990	—	—	3,963,299	—	3,963,299
Exercise of share options	14,814,462	91	439,038	—	187,427	—	—	187,518	—	187,518
Share based compensation of the restricted shares	—	—	51,948	—	9,551	—	—	9,551	—	9,551
Share based compensation of the share options	—	—	—	—	177,543	—	—	177,543	—	177,543
Cancellation of restricted shares	(12,516)	—	12,516	—	—	—	—	—	—	—
Capital withdrawal by non-controlling interests	—	—	—	—	—	—	—	—	(15,000)	(15,000)
Foreign currency translation adjustment	—	—	—	—	—	137,596	—	137,596	—	137,596
Net loss	—	—	—	—	—	—	(5,299,120)	(5,299,120)	(4,962)	(5,304,082)
Balance as of December 31, 2020	1,529,031,103	2,679	(2,491,715)	—	78,880,014	(65,452)	(51,648,410)	27,168,831	2,125	27,170,956

NIO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

						Accumulated
					Additional	Other		Total	Non-
	Ordinary Shares		Treasury Shares		Paid in	Comprehensive	Accumulated	Shareholders’	Controlling	Total
	Shares	Par value	Shares	Amount	Capital	Loss	Deficit	Equity	Interests	Equity
Balance as of December 31, 2020	1,529,031,103	2,679	(2,491,715)	—	78,880,014	(65,452)	(51,648,410)	27,168,831	2,125	27,170,956
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	(6,586,579)	—	—	(6,586,579)	—	(6,586,579)
Settlement of capped call options and zero strike call options (Note 13(ii))	—	—	(16,402,643)	(1,849,600)	1,849,600	—	—	—	—	—
Conversion of convertible senior notes to ordinary shares - related parties	7,219,872	12	—	—	148,381	—	—	148,393	—	148,393
Conversion of convertible senior notes to ordinary shares -third party	62,508,996	101	—	—	4,199,718	—	—	4,199,819	—	4,199,819
Capital injection from non-controlling interests (Note 2(n))	—	—	—	—	—	—	—	—	100,000	100,000
Shareholder's contribution (Note 10)	—	—	—	—	18,535	—	—	18,535	—	18,535
Issuance of ordinary shares	53,292,401	85	—	—	12,677,469	—	—	12,677,554	—	12,677,554
Exercise of share options	8,891,011	14	228,037	—	120,925	—	—	120,939	—	120,939
Share based compensation of the restricted shares	842,742	1	—	—	457,985	—	—	457,986	—	457,986
Issuance of restricted shares (Note 23(a)(ii))	549,376	—	—	—	148,869	—	—	148,869	—	148,869
Share based compensation of the share options	—	—	—	—	552,155	—	—	552,155	—	552,155
Cancellation of restricted shares	(586,068)	—	586,068	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(230,345)	—	(230,345)	—	(230,345)
Change in fair value of available-for-sale debt securities (Note 10)	—	—	—	—	—	19,497	—	19,497	4,727	24,224
Net loss	—	—	—	—	—	—	(3,985,730)	(3,985,730)	(31,219)	(4,016,949)
Balance as of December 31, 2021	1,661,749,433	2,892	(18,080,253)	(1,849,600)	92,467,072	(276,300)	(55,634,140)	34,709,924	75,633	34,785,557

NIO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
				Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(11,295,652)	(5,304,082)	(4,016,949)	(630,349)
Adjustments to reconcile net loss to net cash (used in)/ provided by operating activities:
Depreciation and amortization	998,938	1,046,496	1,708,019	268,025
Allowance against receivables	108,459	—	—	—
Expected credit loss expense	—	9,654	54,332	8,526
Inventory write-downs	10,427	5,803	1,105	173
Impairment on other assets	75,278	25,757	—	—
Foreign exchange loss	13,876	457,382	10,111	1,587
Share-based compensation expenses	333,495	187,094	1,010,140	158,513
Gain from disposal of an equity investee	(40,722)	—	—	—
Investment income	—	—	(105,608)	(16,572)
Share of losses/(profits) of equity investees, net of tax	64,478	66,030	(62,510)	(9,809)
Amortization of right-of-use assets	522,035	499,225	643,895	101,041
Loss on disposal of property, plant and equipment	50,845	127,662	31,107	4,881
Changes in operating assets and liabilities:
Prepayments and other current assets	(68,051)	135,441	(38,908)	(6,106)
Inventory	569,163	(197,828)	(990,550)	(155,439)
Other non-current assets	(326,957)	151,953	(3,705,762)	(581,515)
Amount due from related parties	9,323	(119,128)	(1,444,122)	(226,614)
Operating lease liabilities	(345,323)	(448,466)	(748,799)	(117,503)
Taxes payable	(7,948)	130,542	446,984	70,142
Trade and notes receivable	(681,556)	237,928	(1,717,747)	(269,552)
Trade and notes payable	241,646	3,256,552	6,260,311	982,379
Accruals and other liabilities	658,895	836,511	2,485,101	389,967
Amount due to related parties	64,347	60,673	342,597	53,761
Deferred tax liabilities	—	—	25,199	3,954
Other non-current liabilities	323,298	785,695	1,778,440	279,076
Net cash (used in)/provided by operating activities	(8,721,706)	1,950,894	1,966,386	308,566
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets	(1,706,787)	(1,127,686)	(4,078,764)	(640,046)
Purchases of short-term investments	(2,202,762)	(7,594,110)	(134,316,219)	(21,077,146)
Proceeds from sale of short-term investments	7,246,465	3,738,490	101,121,723	15,868,205
Purchase of available-for-sale debt investment	—	—	(650,000)	(101,999)
Purchase of held to maturity debt investments	—	—	(1,300,000)	(203,998)
Acquisitions of equity investees and equity security investments	(31,500)	(250,826)	(592,570)	(92,988)
Proceeds from disposal of an equity investee	76,653	—	—	—
Loan repayment from related parties	—	—	50,000	7,846
Proceeds from disposal of property and equipment	—	163,072	1,126	177
Net cash provided by/(used in) investing activities	3,382,069	(5,071,060)	(39,764,704)	(6,239,949)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	50,790	154,861	144,562	22,685
Capital withdrawal by non-controlling interests	—	(10,500)	(1,000)	(157)
Capital injection from redeemable non-controlling interests	—	5,000,000	—	—
Capital injection from non-controlling interests	—	—	100,000	15,692
Redemption and repurchase of redeemable non-controlling interests	—	(2,071,515)	(8,000,000)	(1,255,375)
Proceeds from issuance of convertible promissory note - third parties	2,802,041	3,014,628	9,560,755	1,500,291
Proceeds from issuance of convertible promissory note - related parties	1,520,416	90,499	—	—
Proceeds from borrowings from third parties	1,350,781	1,605,464	6,112,000	959,106
Repayments of borrowings from third parties	(2,610,958)	(964,813)	(2,432,255)	(381,674)
Proceeds from borrowings from related parties	25,799	260,000	—	—
Repayment of borrowings from related parties	—	(285,799)	—	—
Principal payments on finance leases	(43,916)	(42,529)	(32,873)	(5,158)
Proceeds from issuance of ordinary shares, net of issuance costs	—	34,607,139	12,677,554	1,989,385
Net cash provided by financing activities	3,094,953	41,357,435	18,128,743	2,844,795
Effects of exchange rate changes on cash, cash equivalents and restricted cash	10,166	(682,040)	(500,959)	(78,609)
NET (DECREASE)/INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(2,234,518)	37,555,229	(20,170,534)	(3,165,197)
Cash, cash equivalents and restricted cash at beginning of the year	3,224,387	989,869	38,545,098	6,048,567
Cash, cash equivalents and restricted cash at end of the year	989,869	38,545,098	18,374,564	2,883,370
NON-CASH INVESTING AND FINANCING ACTIVITIES
Accruals related to purchase of property and equipment	1,121,715	749,799	1,458,767	228,912
Acquisition of an equity investee	35,931	—	—	—
Issuance of restricted shares (Note 23(a)(ii))	—	54,512	148,869	23,361
Conversion of convertible senior notes to ordinary shares	—	3,963,299	4,348,212	682,329
Accretion on redeemable non-controlling interests to redemption value	126,590	311,670	6,586,579	1,033,578
Settlement of capped call options and zero strike call options (Note 13(ii))	—	—	1,849,600	290,243
Shareholder's contribution (Note 10)	—	—	18,535	2,909
Supplemental Disclosure
Interest paid	260,377	333,877	218,830	34,339
Income taxes paid	18,189	13,172	6,007	943

The accompanying notes are an integral part of these consolidated financial statements.

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

The Group designs and develops high-performance fully electric vehicles. It launched the first volume manufactured electric vehicle, the ES8, to the public in December 2017. The Group jointly manufactures its vehicles through strategic collaboration with other Chinese vehicle manufacturers. The Group also offers power solutions and comprehensive value-added services to its users. As of December 31, 2020 and 2021, its primary operations are conducted in the People’s Republic of China (“PRC”). The Group began to sell its first vehicles in June 2018. As of December 31, 2021, the Company’s principal subsidiaries and VIEs are as follows:

	Equity	Place and Date of incorporation
Subsidiaries	interest held	or date of acquisition	Principal activities
NIO Nextev Limited (“NIO HK”) (formerly known as Nextev Limited)	100%	Hong Kong, February 2015	Investment holding
NIO GmbH (formerly known as NextEV GmbH)	100%	Germany, May 2015	Design and technology development
NIO Holding Co., Ltd. ("NIO Holding") (formerly known as NIO (Anhui) Holding Co., Ltd.)	100%	Anhui, PRC, November 2017	Headquarter and technology development
NIO Co., Ltd. (“NIO SH”) (formerly known as NextEV Co., Ltd.)	100%	Shanghai, PRC, May 2015	Headquarter and technology development
NIO Automobile (Anhui) Co., Ltd. ("NIO AH")	100%	Anhui, PRC, August 2020	Industrialization and technology development
NIO Automobile Technology (Anhui) Co., Ltd. (“NIO R&D”)	100%	Anhui, PRC, August 2020	Design and technology development
NIO Financial Leasing Co., Ltd. ("NIO Leasing")	100%	Shanghai, PRC, August 2018	Financial Leasing
NIO USA, Inc. (“NIO US”) (formerly known as NextEV USA, Inc.)	100%	United States, November 2015	Technology development
XPT Limited (“XPT”)	100%	Hong Kong, December 2015	Investment holding
XPT Technology Limited (“XPT Technology”)	100%	Hong Kong, April 2016	Investment holding
XPT Inc. (“XPT US”)	100%	United States, April 2016	Technology development
XPT (Jiangsu) Investment Co., Ltd. (“XPT Jiangsu”)	100%	Jiangsu, PRC, May 2016	Investment holding
NIO Norway AS (“NIO NO”)	100%	Norway, January 2021	Investment holding and sales and after sales management
NEU Battery Asset Co., Ltd. (“BAC Cayman”)	100%	Cayman Islands, May 2021	Investment holding
NEU Battery Asset (Hong Kong) Co.Limited (“BAC HK”)	100%	Hong Kong, July 2021	Investment holding
Instant Power Europe B.V. (“BAC NL”) Co., Limited	100%	Netherlands, June 2021	Battery Subscription Service
NIO Nextev Europe Holding B.V.(“NIO NL”)	100%	Netherlands, December 2020	Investment holding
Shanghai XPT Technology Limited	100%	Shanghai, PRC, May 2016	Technology development
XPT (Nanjing) E-Powertrain Technology Co., Ltd. (“XPT NJEP”)	100%	Nanjing, PRC, July 2016	Manufacturing of E-Powertrain
XPT (Nanjing) Energy Storage System Co., Ltd. (“XPT NJES”)	100%	Nanjing, PRC, October 2016	Manufacturing of battery pack
NIO Power Express Limited (“PE HK)	100%	Hong Kong, January 2017	Investment holding
NIO User Enterprise Limited (“UE HK”)	100%	Hong Kong, February 2017	Investment holding
NIO Sales and Services Co., Ltd. ("UE CNHC") (formerly known as Shanghai NIO Sales and Service Co., Ltd. )	100%	Shanghai, PRC, March 2017	Investment holding and sales and after sales management
NIO Energy Investment (Hubei) Co., Ltd. (“PE CNHC”)	100%	Wuhan PRC, April 2017	Investment holding
Wuhan NIO Energy Co., Ltd. (“PE WHJV”)	100%	Wuhan, PRC, May 2017	Investment holding
XTRONICS (Nanjing) Automotive Intelligent Technologies Co. Ltd. (“XPT NJWL”)	50%	Nanjing, PRC, June 2017	Manufacturing of components
XPT (Jiangsu) Automotive Technology Co., Ltd. (“XPT AUTO”)	100%	Nanjing, PRC, May 2018	Investment holding

Place and Date of incorporation
VIE and VIE’s subsidiaries	or date of acquisition
Prime Hubs Limited (“Prime Hubs”)	BVI, October 2014
Beijing NIO Network Technology Co., Ltd. (“Beijing NIO”)	Beijing, PRC, July 2017

As of December 31, 2021, the Company held 92.114% of total paid-in capital of NIO Holding. In accordance with NIO Holding's share purchase agreement, the redemption of the non-controlling interests is at the holders’option and is upon the occurrence of the events that are not solely within the control of the Company. Therefore, these redeemable non-controlling interests in NIO Holding were classified as mezzanine equity and are subsequently accreted to the redemption price using the agreed interest rate as a reduction of additional paid in capital (Note 21). With the redemption feature of the non-controlling interests, the Company is considered to effectively have 100% equity interest of NIO Holding as of December 31, 2021.

As of December 31, 2021, the Company held 51% of total paid-in capital of PE WHJV. In accordance with the joint investment agreement, the investment by Wuhan Donghu New Technology Development Zone Management Committee (“Wuhan Donghu”) is accounted for as a loan because it is entitled to fixed interests and subject to repayment within five years or upon the financial covenant violation (Note 13(iv)). With the investment from Wuhan Donghu being accounted for as a loan, the Company is considered to effectively have 100% equity interest of PE WHJV as of December 31, 2021.

In accordance with the Article of Association of XPT NJWL, the Company has the power to control the board of directors of XPT NJWL, to unilaterally govern the financial and operating policies of XPT NJWL, and the non-controlling shareholder does not have substantive participating rights, therefore, the Group consolidates this entity.

Variable interest entities

NIO Technology Co., Ltd (“NIO SHTECH”) was established by Li Bin and Qin Lihong (the “Nominee Shareholders”) in November 2014. In 2015, NIO SH, NIO SHTECH, and the Nominee Shareholders of NIO SHTECH entered into a series of contractual agreements, including a loan agreement, an equity pledge agreement, an exclusive call option agreement and a power of attorney that irrevocably authorized the Nominee Shareholders designated by NIO SH to exercise the equity owner’s rights over NIO SHTECH. These agreements provided the Company, as the only shareholder of NIO SH, with effective control over NIO SHTECH to direct the activities that most significantly impact NIO SHTECH’s economic performance and enabled the Company to obtain substantially all of the economic benefits arising from NIO SHTECH. Management concluded that NIO SHTECH was a variable interest entity of the Company and the Company was the ultimate primary beneficiary of NIO SHTECH and hence consolidated the financial results of NIO SHTECH in the Group’s consolidated financial statements. In April 2018, the above mentioned contractual agreements were terminated. On the same day, NIO SHTECH became a subsidiary wholly owned by Shanghai Anbin Technology Co., Ltd. (“NIO ABTECH”). According to a series of contractual arrangements with the Nominee Shareholders as well as NIO ABTECH, including a loan agreement, an equity pledge agreement, an exclusive call option agreement and a power of attorney that irrevocably authorized the Nominee Shareholders designated by NIO SH to exercise the equity owner’s rights over NIO ABTECH. These agreements provided the Company, as the only shareholder of NIO SH, with effective control over NIO ABTECH to direct the activities that most significantly impact their economic performance and enabled the Company to obtain substantially all of the economic benefits arising from them. Management concluded that NIO ABTECH was a variable interest entity of the Company and the Company was the ultimate primary beneficiary of NIO ABTECH and hence consolidated the financial results of NIO ABTECH in the Group’s consolidated financial statements. On March 31, 2021, NIO SH, NIO ABTECH and each shareholder of NIO ABTECH entered into agreement to terminate all above mentioned contractual agreements among NIO SH, NIO ABTECH and its shareholders, after which, the Company no longer has effective control over NIO ABTECH and deconsolidated the financial results of NIO ABTECH and its subsidiaries. The deconsolidation of NIO ABTECH and its subsidiaries did not have significant impact on the Company’s consolidated financial statements. Before the deconsolidation, for the years ended December 31, 2019, 2020 and 2021, the financial position, result of operations and cash flow activities of NIO ABTECH were immaterial to the consolidated financial statements.

In April 2018, NIO SH entered into a series of contractual arrangements with the Nominee Shareholders as well as Beijing NIO, including a loan agreement, an equity pledge agreement, an exclusive call option agreement and a power of attorney that irrevocably authorized the Nominee Shareholders designated by NIO SH to exercise the equity owner’s rights over Beijing NIO. These agreements provide the Company, as the only shareholder of NIO SH, with effective control over Beijing NIO to direct the activities that most significantly impact their economic performance and enable the Company to obtain substantially all of the economic benefits arising from Beijing NIO. Management concluded that Beijing NIO is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of Beijing NIO and hence consolidates the financial results of Beijing NIO in the Group’s consolidated financial statements. Beijing NIO conducts certain R&D activities for the Group's app and website. In addition, Beijing NIO holds Internet Content Provision Licence and the Surveying and Mapping Qualification Certificate to facilitate the Group’s certain innovative business which is still under development where foreign ownership may be restricted. For the years ended December 31, 2019, 2020 and 2021, the financial position, result of operations and cash flow activities of Beijing NIO were immaterial to the consolidated financial statements.

In October 2014, Prime Hubs, a British Virgin Islands (“BVI”) incorporated company and a consolidated variable interest entity of the Group, was established by the shareholders of the Group to facilitate the adoption of the Company’s employee stock incentive plans on behalf of the Company. The Company entered into a management agreement with Prime Hubs and Li Bin. The agreement provides the Company with effective control over Prime Hubs and enables the Company to obtain substantially all of the economic benefits arising from Prime Hubs. As of December 31, 2020 and 2021, Prime Hubs held 4,250,002 Class A Ordinary Shares of the Company, respectively, other than which, Prime Hubs did not have any operations, nor any material assets or liabilities. All restricted shares granted under the Company’s Prime Hubs Restricted Shares Plan have been fully vested.

Liquidity and Going Concern

The Group’s consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB11.3 billion, RMB5.3 billion and RMB4.0 billion for the years ended December 31, 2019, 2020 and 2021, respectively. Accumulated deficit amounted to RMB51.6 billion and RMB55.6 billion as of December 31, 2020 and 2021, respectively.

As of December 31, 2021, the Group’s balance of cash and cash equivalents was RMB15.3 billion and the Group had net current assets of RMB34.4 billion. Management has evaluated the sufficiency of its working capital and concluded that the Group’s available cash and cash equivalents, short-term investments, and cash generated from operations will be sufficient to support its continuous operations and to meet its payment obligations when liabilities fall due within the next twelve months from the date of issuance of these consolidated financial statements. Accordingly, management continues to prepare the Group’s consolidated financial statements on going concern basis.

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

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition, the valuation and recognition of share-based compensation arrangements, depreciable lives of property, equipment and software, assessment for impairment of long-lived assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, valuation of deferred tax assets, current expected credit loss of receivables, fair value of available-for-sale debt security investments as well as warranty liabilities. Actual results could differ from those estimates.

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

The financial statements of the Group’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive loss in the consolidated statements of comprehensive income or loss, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive loss in the consolidated statements of shareholders’ (deficit)/equity. Total foreign currency translation adjustment income/(losses) were a loss of RMB168,340, an income of RMB137,596 and a loss of RMB230,345 for the years ended December 31, 2019, 2020 and 2021, respectively. The grant-date fair value of the Group’s share-based compensation expenses is reported in US$ as the respective valuation is conducted in US$ and the shares are denominated in US$.

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the years ended December 31, 2021 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.3726, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2021. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on, or December 31, 2021, or at any other rate.

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

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3 — Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

As disclosed in Note 2(n), the Group's equity security with readily determinable fair values is carried at fair value using quoted market prices that currently available on a securities exchange and classified within Level 1.

The Group's short-term certain investments in money market funds and financial products issued by banks are carried at fair value, which are classified within Level 2 and valued using directly or indirectly observable inputs in the market place. As of December 31, 2020 and 2021, such investments aggregately amounted to RMB3,210,000 and RMB27,773,387, respectively.

As disclosed in Note 2(q), the Group's derivative instruments are carried at fair value, which are classified within Level 2 and valued using indirectly observable inputs in the market place.

As disclosed in Note 10, the Group’s available-for-sale debt security investment includes an investment the Company made in a private company in 2021 which contains substantive redemption and preferential rights, and is classified within Level 3 for fair value measurement. As of December 31, 2021, the carrying value of the investment was RMB680,723. The Company re-measured the fair value using a market approach by adopting a backsolve method, which determined the estimated fair value of the investment through comparison to a recent transaction and applied significant unobservable inputs and assumptions. For the year ended December 31, 2021, RMB24,224 of fair value changes, net of tax, were recorded in other comprehensive income. The significant unobservable inputs adopted in the valuation as of December 31, 2021 are as follows:

Unobservable Input
Expected volatility	61%
Probability	Liquidation scenario: 35% Redemption scenario: 35% IPO scenario: 30%

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, trade receivable, amounts due from related parties, deposits and other receivables, available-for-sale debt security investments, trade and notes payable, amounts due to related parties, other payables, derivative instruments, short-term borrowings and long-term borrowings. As of December 31, 2020 and 2021, other than as discussed above, the carrying values of these financial instruments approximated to their respective fair values.

(g) Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Cash which is restricted to withdrawal for use or pledged as security is reported separately on the face of the consolidated balance sheets. The Group’s restricted cash mainly represents (a) secured deposits held in designated bank accounts for borrowings and corporate bank credit cards, bank acceptance notes and letters of guarantee; and (b) time deposits that are pledged for property leases.

Cash, cash equivalents and restricted cash as reported in the consolidated statements of cash flows are presented separately on our consolidated balance sheets as follows:

	December 31,	December 31,
	2020	2021
Cash and cash equivalents	38,425,541	15,333,719
Restricted cash	78,010	2,994,408
Long-term restricted cash	41,547	46,437
Total	38,545,098	18,374,564

(h) Short-term investments

Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year, which are stated at amortised cost, and investments in money market funds and financial products issued by banks, which are measured at fair value. As of December 31, 2020 and 2021, the investment in fixed deposits that were recorded as short-term investments amounted to RMB3,950,747 and RMB37,057,554, respectively, among which, RMB2,873,398 and RMB6,646,299, were restricted as collateral for notes payable, bank borrowings and letter of guarantee as of December 31, 2020 and 2021, respectively.

(i) Expected credit losses

The Group accounts for the impairment of financial instruments in accordance with ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), effective from January 1, 2020. The Group’s trade and notes receivable, receivables of installment payments, deposits and other receivables are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables, prepayments, deposits and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances.

For the years ended December 31, 2020 and 2021, the Group recorded RMB9,654 and RMB54,332, respectively, in expected credit loss provisions in selling, general and administrative expenses. As of December 31, 2021, the expected credit loss reserve for current and non-current assets are RMB42,040 and RMB49,309, respectively. As of December 31, 2020, the expected credit loss reserve for current and non-current assets are RMB44,645 and RMB20,031, respectively.

Balance as at December 31, 2020

		Expected	Expected
	Original	credit loss	credit loss
	amount	Rate	provision
Current assets:
Trade and notes receivable	1,123,920	3.61%	40,548
Amounts due from related parties	169,288	—	—
Prepayments and other current assets	1,422,403	0.29%	4,097
Non-current assets:
Amounts due from related parties	617	—	—
Other non-current assets	1,561,755	1.28%	20,031

Balance as at December 31, 2021

		Expected	Expected
	Original	credit loss	credit loss
	amount	Rate	provision
Current assets:
Trade and notes receivable	2,823,222	0.90%	25,417
Amounts due from related parties	1,564,025	0.81%	12,691
Prepayments and other current assets	1,854,075	0.21%	3,932
Non-current assets:
Other non-current assets	5,598,764	0.88%	49,309

(j) Inventory

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the average basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written down. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

(k) Property, plant and equipment, net

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

The estimated useful lives are as follows:

Useful lives
Buildings and constructions	20 years
Production facilities	10 years
Charging & battery swap equipment	5 to 8 years
R&D equipment	5 years
Computer and electronic equipment	3 years
Purchased software	3 to 5 years
Leasehold improvements	Shorter of the estimated useful life or remaining lease term
Others	3 to 5 years

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

(l) Intangible assets, net

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

(m) Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are 536 months representing the shorter of the estimated usage periods or the terms of the agreements.

(n) Long-term investments

The Group’s long-term investments include equity investments in entities and debt security investments.

Investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock or in substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments — Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investments at fair value. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Equity securities with readily determinable fair values and over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock are measured at fair value, with changes in fair value reported through earnings.

Equity securities without readily determinable fair values and over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes.

Available-for-sale debt security investment is reported at estimated fair value with the aggregate unrealized gains and losses, net of tax, reflected in accumulated other comprehensive loss in the consolidated balance sheets. Gain or losses are realized when the investment is sold or when dividends are declared or payments are received or when other than temporarily impaired.

Held-to-maturity debt security investment are reported at amortized cost. The securities are held to collect contractual cash flows, and the Group has the positive intent and ability to hold those securities to maturity.

The Group monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information. No impairment charge was recognized for the years ended December 31, 2019, 2020 and 2021.

(o) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charges recognized for the years ended December 31, 2019, 2020 and 2021 was RMB75,278, RMB25,757 and nil, respectively.

(p) Warranty liabilities

The Group accrues a warranty reserve for all new vehicles sold by the Group, which includes the Group’s best estimate of the projected costs to repair or replace items under warranty. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve when the Group accumulates more actual data and experience in the future.

The portion of the warranty reserve expected to be incurred within the next 12 months is included within accruals and other liabilities, while the remaining balance is included within other non-current liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of cost of revenues in the consolidated statements of comprehensive loss.

The following table shows a reconciliation in the current reporting period related to carried-forward warranty liabilities.

	For the Year Ended December 31,
	2019	2020	2021
Warranty – beginning of year	177,293	412,004	952,946
Provision for warranty	283,647	582,069	1,078,854
Warranty costs incurred	(48,936)	(41,127)	(68,823)
Warranty– end of year	412,004	952,946	1,962,977

(q) Derivative Financial Instruments

Derivative instruments are carried at fair value, which generally represent the estimated amounts expect to receive or pay upon termination of the contracts as of the reporting date. Derivative financial instruments are not used for trading or speculative purposes.

The Group has entered into several currency exchange forward contracts with certain commercial banks in PRC to mitigate the risks of foreign exchange gain/loss generated from the Group’s balances of cash and cash equivalents and short-term investments denominated in US dollars. As such instruments do not qualify for hedge accounting treatment, the Group records the changes in fair value of the derivatives in Other (loss)/income, net. For the year ended December 31, 2019, 2020 and 2021, nil, nil and RMB228,887 of changes in fair value were recorded in Other (loss)/income, net, respectively.

(r) Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

●	provides all of the benefits received and consumed simultaneously by the customer;
●	creates and enhances an asset that the customer controls as the Group performs; or
●	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

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

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The Group’s contract liabilities primarily resulted from the multiple performance obligations identified in the vehicle sales contract and the sales of packages, which is recorded as deferred revenue and advance from customers. As of December 31, 2020 and 2021, the balances of contract liabilities from vehicle sales contracts were RMB1,253,620 and RMB2,294,528, respectively. As of December 31, 2020 and 2021, the balances of contract liabilities from the sales of packages were RMB91,486 and RMB180,732, respectively. As of December 31, 2020 and 2021, the Company did not record any contract assets.

The Group generates revenue from (i) vehicle sales, (ii) battery upgrade service, (iii) sales of charging piles, (iv) sales of packages, (v) automotive regulatory credits, and (vi) others.

Vehicle sales

The Group generates revenue from sales of electric vehicles, together with a number of embedded products and services through a series of contracts. The Group identifies the users who purchase the vehicle as its customers. There are multiple distinct performance obligations explicitly stated in a series of contracts including sales of vehicles, home chargers, vehicle connectivity services, extended warranty and battery swapping service which are accounted for in accordance with ASC 606. Only initial users are entitled to vehicle connectivity services, extended warranty and battery swapping service. The standard warranty provided by the Group is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when NIO transfers the control of vehicle to a user.

Customers only pay the amount after deducting the government subsidies to which they are entitled for the purchase of electric vehicles. The government subsidies are applied and collected by the Group or Jianghuai Automobile Group Co., Ltd. (“JAC”) from the government. The government subsidy is considered as a part of the transaction price it charges the customers for the electric vehicle, as the subsidy is granted to the buyer of the electric vehicle instead of the Group and the buyer remains liable for such amount to the Group in the event the subsidies were not received by the Group. The Group or JAC applies and collects the payment on behalf of the customers.

In the instance that some eligible customers elect installment payment for battery or the auto financing program, the Group believes such arrangement contains a significant financing component and as a result adjusts the transaction price to reflect the impact of time value on the transaction price using an appropriate discount rate (i.e. the interest rates of the loan reflecting the credit risk of the borrower). Interest income resulting from arrangements with a significant financing component is presented as other sales. Receivables related to the battery installment payment and auto financing programs that are expected to be repaid by customers beyond one year of the dates of the financial statements are recognized as non-current assets. The difference between the gross receivable and the respective present value is recorded as unrealized finance income. Interest income resulting from arrangements with a significant financing component is presented separately from revenue from contracts with customers.

The Group uses a cost plus margin approach to determine the estimated standalone selling price for each individual distinct performance obligation identified, considering the Group’s pricing policies and practices, and the data utilized in making pricing decisions. The overall contract price is then allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The revenue for vehicle sales and home chargers are recognized at a point in time when the control of the product is transferred to the customer. For the vehicle connectivity service and battery swapping service, the Group recognizes the revenue over time using a straight-line method during the estimated beneficial period, based on the estimated length of time that the initial owner owns the vehicles before it is re-sold to secondary market. As for the extended warranty, given limited operating history and lack of historical data, the Group decides to recognize the revenue over time based on a straight-line method initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

As the consideration for the vehicle and all embedded services are generally paid in advance, which means the payments received are prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the allocated amount regarding those unperformed obligations.

Battery as a Service (BaaS)

The Battery as a Service (the “BaaS”), allows users to purchase electric vehicles without battery packs and subscribe for the usage of battery packs separately. In PRC, under the BaaS, the Group sells battery packs to Wuhan Weineng Battery Asset Co., Ltd. (the “Battery Asset Company”), an equity investee of the Company, on a back-to-back basis when the Group sells the vehicle to the BaaS users and the BaaS users subscribe for the usage of the battery packs from the Battery Asset Company by paying a monthly subscription fee to the Battery Asset Company. The promise to transfer the control of the battery packs to the Battery Asset Company is the only performance obligation in the contract with the Battery Asset Company for the sales of battery packs. The Group recognizes revenue from the sales of battery packs to the Battery Asset Company when the vehicles (together with the battery packs) are delivered to the BaaS users which is the point considered then the control of the battery packs is transferred to the Battery Asset Company.

Together with the sales of the battery packs, the Group entered into service agreements with the Battery Asset Company, pursuant to which the Group provides services to the Battery Asset Company including battery packs monitoring, maintenance, upgrade, replacement, IT system support, etc., with monthly service charges. In case of any default in payment of monthly rental fees from users, the Battery Asset Company also has right to request the Group to track and lock down the battery subscribed by the users to limit its usage. In addition, in furtherance of the BaaS, the Group agreed to provide guarantee to the Battery Asset Company for the default in payment of monthly subscription fees from users. The maximum amount of guarantee that can be claimed by the Battery Asset Company for the users’ payment default shall not be higher than the accumulated service fees the Group receives from the Battery Asset Company.

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

As of December 31, 2021, both service revenue and guarantee liability were immaterial.

Battery swapping service

The Group also provides battery swapping service to both BaaS users and non-BaaS users, which provides the users with convenient “recharging” experience by swapping the user’s battery for another one. As set forth in the vehicle sales contracts, the initial users can have their battery packs swapped certain times a month free of charge (i.e. monthly free-of-charge quota) during the length of time they own vehicles. For additional consideration, initial users can exceed the monthly swapping quota provided for within the sales agreement. When the vehicles are sold by the initial users, the successor owners are not entitled to such monthly free-of-charge quota and need to pay cash consideration for each battery swapping service. The battery swapping service is in substance a charging service instead of non-monetary exchanges or sales of battery packs as the battery packs involved in such swapping are the same in capacity and very similar in performance.

For performance obligation of the battery swapping service sold together with the vehicles (i.e. monthly free-of-charge quota), the Group recognizes the revenue over time using a straight-line method in the estimated beneficial period, being the estimated length of time that the initial owner owns the vehicle. For the battery swapping beyond monthly free-of-charge quota for which additional considerations are paid by the users, the Group recognizes revenue at the amount of consideration paid by users when the battery swapping service is completed.

Practical expedients and exemptions

The Group follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that roadside assistance and out-of-town charging services are not performance obligations considering these two services are value-added services to enhance user experience rather than critical items for vehicle driving and forecasted that usage of these two services will be very limited. The Group also performs an estimation on the standalone fair value of each promise applying a cost plus margin approach and concludes that the standalone fair value of roadside assistance and out-of- town charging services are insignificant individually and in aggregate, representing less than 1% of vehicle gross selling price and aggregate fair value of each individual promise.

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

Battery upgrade service

The Group provides battery upgrade service to both BaaS users and non-BaaS users. The users can exchange their battery packs with lower capacity for the battery packs with higher capacity from the Group with a fixed cash consideration. The battery upgrade service is in substance the provision of incremental battery capacity to the users instead of non-monetary battery exchanges or sales of battery pack. Therefore, under non-BaaS model, the revenue from the battery upgrade service is recognized at the amount of cash consideration paid by users at a point in time when the service is rendered. Under the BaaS model, since the ownership of originally installed battery belongs to the Battery Asset Company, when a user requests battery upgrade, the Group actually upgrades the battery that belongs to the Battery Asset Company and recognize revenue for the battery upgrade service at the amount paid by the Battery Asset Company when upgrade service is rendered. BaaS users will further pay a higher monthly subscription fee to the Battery Asset Company for subscribing for the battery with higher capacity.

Sales of charging piles

In addition to the home chargers provided as one of the performance obligations in the contract of vehicle sales, the Group also sells charging piles to customers separately. Revenue for charging piles are recognized at a point in time when the control of the product is transferred to customers.

Sales of packages

The Group also sells the two packages, energy package and service package in exchange for cash considerations. The energy package includes battery charging and swapping services and service package includes repair and maintanence services

The agreements for packages create legal enforceability to both parties on a monthly basis as the respective packages can be canceled at any time without any penalty. The Group concludes that each service provided in the energy or service package is a series and meets the stand-ready criteria as one separate performance obligation within the package. Therefore, other than the customer loyalty program points granted to the customers as discussed below, each service provided in the energy or service package is recognized under the same pattern over time on a monthly basis as customer simultaneously receives and consumes the benefits provided and the term of legally enforceable contract is only one month.

As the consideration for packages are generally paid in advance, which means the payments received are prior to the transfer of services by the Group, the Group records the consideration as a contract liability (advance from customers) upon receipt.

Sales of Automotive Regulatory Credits

New Energy Vehicle (“NEV”) mandate policy launched by China’s Ministry of Industry and Information Technology (“MIIT”) specifies the NEV credit targets and as all of the Group's products are NEVs, the Group is able to generate NEV credits above target. The credits earned per vehicle is dependent on various metrics such as vehicle driving range and battery energy efficiency, and is calculated based on the MIIT published formula. Excess positive NEV credits are tradable to other vehicle manufacturers through a credit management system established by the MIIT on a separately negotiated basis. The Group sells these credits at agreed price to other vehicle manufacturers.

Considerations for automotive regulatory credits are typically received at the point control transfers to the customer, or in accordance with payment terms customary to the business. The Company recognizes revenue on the sale of automotive regulatory credits at the time control of the regulatory credits is transferred to the purchasing party as other sales revenue in the consolidated statements of comprehensive loss. Revenue from the sale of automotive regulatory credits totaled nil, RMB120,648 and RMB516,549 for the years ended December 31, 2019, 2020 and 2021, respectively.

Others

Other revenues primarily comprise revenues generated from (i) sales of accessories, (ii) embedded products and services offered together with vehicle sales, including vehicle connectivity service and extended warranty, and (iii) others. Revenue is recognized when relevant services are rendered or control of the products is transferred.

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

(ii) Sales of packages

Energy package — when the customers charge their vehicles without using the Group’s charging network as tracked by the Group’s system, the Group will grant points to the customers based on the quantity of electricity charged. The Group records the value of the points as a reduction of revenue from the energy package.

Service package — the Group grants points to the customers when the customers accumulate miles of driving during the service period of the service package. The Group records the value of the points as a reduction of revenue from the service package.

The above customer points arrangement is considered as a separate performance obligation of the energy and service packages sold. The allocated amount to points granted under these packages are deferred and recognized when such points are utilized by the customers. Since historical information is limited for the Group to determine any potential points forfeiture and most merchandise can be redeemed without requiring a significant amount of points compared with the amount of points provided to users, the Group has used an estimated forfeiture rate of zero.

(iii) Other scenarios

Customers or users of the mobile application can also obtain points through any other ways such as frequent sign-ins to the Group’s mobile application, sharing articles from the application to users’ own social media, etc. The Group believes these points are to encourage user engagement and generate market awareness. As a result, the Group accounts for such points as selling and marketing expenses with a corresponding liability recorded under other current liabilities of its consolidated balance sheets upon the points offering. The Group estimates liabilities under the customer loyalty program based on cost of the NIO merchandise that can be redeemed, and its estimate of probability of redemption. At the time of redemption, the Group records a reduction of inventory and other current liabilities. In certain cases where merchandise is sold for cash in addition to points, the Group records other revenue.

Similar to the reasons above, the Group estimates no points forfeiture currently and continues to assess when and if a forfeiture rate should be applied.

For the years ended December 31, 2019, 2020 and 2021, the revenue portion allocated to the points as a separate performance obligation was RMB66,286, RMB162,485 and RMB371,849, respectively, which is recorded as contract liability (deferred revenue). For the years ended December 31, 2019, 2020 and 2021, the total points recorded as selling and marketing expenses were RMB142,425, RMB78,229 and RMB155,884, respectively.

As of December 31, 2020 and, 2021, liabilities recorded related to unredeemed points were RMB221,450 and RMB468,878, respectively.

(s) Cost of Sales

Vehicle

Cost of vehicle revenue includes parts, materials, processing fee, compensation to JAC, labor costs, manufacturing overhead (including depreciation of assets associated with the production), and reserves for estimated warranty expenses. Cost of vehicle revenue also includes reserves for estimated warranty expenses and charges to write-down the carrying value of the inventory when it exceeds its estimated net realizable value and to provide for on-hand inventory that is either obsolete or in excess of forecasted demand.

Service and Other

Cost of service and other revenue includes direct parts, materials, labor costs, vehicle connectivity costs, and depreciation of assets that are associated with sales of packages.

(t) Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising expenses, marketing and promotional expenses, salaries and other compensation-related expenses to sales and marketing personnel. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2019, 2020 and 2021, advertising costs totaled RMB230,061, RMB266,569 and RMB529,057, respectively.

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

(v) General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses, share-based compensation and benefits for employees involved in general corporate functions, depreciation and amortization of fixed assets which are used in general corporate activities, legal and other professional services fees, rental and other general corporate related expenses.

(w) Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB553,523, RMB366,223 and RMB761,417 for the years ended December 31, 2019, 2020 and 2021, respectively.

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

(y) Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Deferred income taxes are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

The Group records liabilities related to uncertain tax positions when, despite the Group’s belief that the Group’s tax return positions are supportable, the Group believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. The Group did not recognize uncertain tax positions as of December 31, 2020 and 2021.

(z) Share-based compensation

The Company grants restricted shares and share options of the Company and its subsidiary to eligible employees and non-employee consultants and accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation and ASU 2018-07-Compensation-stock compensation (Topic 718)-Improvements to non-employee share-based payment accounting.

Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at the grant date if no vesting conditions are required; or b) for share options or restricted shares granted with only service conditions, using the straight-line vesting method, net of estimated forfeitures, over the vesting period; or c) for share options where the underlying share is liability within the scope of ASC 480, using the graded vesting method, net of estimated forfeitures, over the vesting period, and re-measuring the fair value of the award at each reporting period end until the award is settled.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

In April 2019, the Company adopted ASU 2018-07, “Compensation — Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting”. Upon the adoption of this guidance, the Group no longer re-measures equity-classified share-based awards granted to consultants or non-employees at each reporting date through the vesting period and the accounting for these share-based awards to consultants or non-employees and employees was substantially aligned. Share-based compensation expenses for share options and restricted shares granted to non-employees are measured at fair value at the date when such awards are granted and recognized over the period during which the service from the non-employees is provided.

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

For restricted shares granted by one of the Company’s subsidiaries to employees, determination of related estimated fair values (the subsidiaries are not publicly traded) requires complex and subjective judgments due to limited financial and operating history, unique business risks and limited comparable public information. Key inputs and assumptions underlying the determined fair value of these restricted shares include but are not limited to the pricing of recent rounds of financing, future cash flow forecasts, discount rates, and liquidity factors relevant to each of the respective subsidiaries.

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

(ab) Leases

As the lessee, the Group recognizes in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, the Group makes an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities and recognizes lease expenses for such lease generally on a straight-line basis over the lease term. Operating lease assets are included within right-of-use assets— operating lease, and the corresponding operating lease liabilities are included within operating lease liabilities on the consolidated balance sheets as of December 31, 2020 and 2021. Finance lease assets are included within other non-current assets, and the corresponding finance lease liabilities are included within accruals and other liabilities for the current portion, and within other non-current liabilities on the Group’s consolidated balance sheets as of December 31, 2020 and 2021.

(ac) Dividends

Dividends are recognized when declared. No dividends were declared for the the years ended December 31, 2019, 2020 and 2021.

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

3.    Recent Accounting Pronouncements

(a)	Recently adopted accounting pronouncements

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The Company adopted ASU No. 2019-12 from January 1, 2021, which did not have a material impact on the Company's consolidated financial statements.

In January 2020, the FASB issued Accounting Standards Update No. 2020-01, Investments— Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments clarified that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarified that for the purpose of applying paragraph 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. An entity also would evaluate the remaining characteristics in paragraph 815-10-15-141 to determine the accounting for those forward contracts and purchased options. The Company adopted ASU No. 2020-01 from January 1, 2021, which did not have a material impact on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). For convertible instruments, the accounting update reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current U.S. GAAP. The accounting update amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. The accounting update also simplifies the diluted earnings per share calculation in certain areas. For public business entities, the update is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. Entities are allowed to apply this update on either a full or modified retrospective basis. The Company has early adopted this new accounting update on a modified retrospective basis from January 1, 2021 and reported the 2026 Notes as one single unit of account of long-term borrowings on the balance sheet (Note 13(ii)).

In May 2021, the FASB issued ASU No. 2021-04, Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. The ASU addresses the previous lack of specific guidance in the accounting standards codification related to modifications or exchanges of freestanding equity-classified written call options by specifying the accounting for various modification scenarios. The ASU is effective for interim and annual periods beginning after December 15, 2021, with early adoption permitted for any periods after issuance to be applied as of the beginning of the fiscal year that includes the interim period. The Company has early adopted the ASU during 2021 as of the beginning of our fiscal year, which did not have a material impact on the Group’s consolidated financial statements.

(b)	Recently issued accounting pronouncements not yet adopted

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASU 2020-04 are effective for the Company as of March 12, 2020 through December 31, 2022. The Company will evaluate transactions or contract modifications occurring as a result of reference rate reform and determine whether to apply the optional guidance on an ongoing basis. The ASU is currently not expected to have a material impact on the Group’s consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Topic 805). This ASU requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in Topic 606. At the acquisition date, the acquirer applies the revenue model as if it had originated the acquired contracts. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU should be applied prospectively. Early adoption is also permitted, including adoption in an interim period. If early adopted, the amendments are applied retrospectively to all business combinations for which the acquisition date occurred during the fiscal year of adoption. This ASU is currently not expected to have a material impact on our consolidated financial statements.

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. The ASU is currently not expected to have a material impact on our consolidated financial statements.

4.    Concentration and Risks

(a) Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investment, trade receivable, amount due from related parties, deposits and other receivables. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2020 and 2021, the great majority of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and the United States which management believes are of high credit quality. The PRC does not have an official deposit insurance program, nor does it have an agency similar to the Federal Deposit Insurance Corporation (FDIC) in the United States. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents and restricted cash are financially sound based on publicly available information.

(b) Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents and restricted cash denominated in RMB that are subject to such government controls amounted to RMB6,219,252 and RMB10,453,728 as of December 31, 2020 and 2021, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

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

(d)Concentration of customers and suppliers

The following tables summarized the customer with greater than 10% of the total revenue and account receivables:

	For the Year Ended December 31,
	2020	2021
Percentage of the total revenue
Customer A	*	12%

	December 31,	December 31,
	2020	2021
Percentage of the account receivables
Customer A	*	36%

* Less than 10%

The following tables summarized the supplier with greater than 10% of the total purchase and payables:

	Year Ended December 31,
	2020	2021
Percentage of the total purchase
Supplier A	16%	20%

	December 31,	December 31,
	2020	2021
Percentage of the payables
Supplier A	*	28%

* Less than 10%

5.    Inventory consists of the following:

	December 31,	December 31,
	2020	2021
Raw materials	579,842	1,008,348
Work in process	2,995	3,915
Finished Goods	381,387	826,011
Merchandise	121,978	220,931
Less: write-downs	(4,649)	(2,853)
Total	1,081,553	2,056,352

Raw materials primarily consist of materials for volume production as well as spare parts used for aftersales services.

Finished goods include vehicles ready for transit at production factory, vehicles in transit to fulfill customer orders, new vehicles available for immediate sale at the Group’s sales and service center locations and charging piles.

Merchandise includes accessories and branded merchandise which can be redeemed by customer loyalty program.

Inventory write-downs recorded in cost of sales for the years ended December 31, 2019, 2020 and 2021 were RMB10,427, RMB5,803 and RMB1,105, respectively.

6.    Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	December 31,	December 31,
	2020	2021
Deductible VAT input	943,577	1,040,024
Prepayment to vendors	83,792	167,453
Derivative assets	—	104,277
Interest receivable	14,046	97,734
Deposits	45,891	84,421
Receivable of reimbursement from the depositary bank	—	80,461
Receivables from third party online payment service providers	69,009	74,464
Receivables from JAC	121,012	20,939
Other receivables	145,076	184,302
Total	1,422,403	1,854,075

The Group entered into several currency exchange forward contracts with certain commercial banks in PRC. Pursuant to these contracts, the Group agreed to sell US dollars to the banks in exchange for Renminbi at pre-arranged fixed foreign exchange rates on specific future dates with no upfront payments to mitigate the risks of foreign exchange gain/loss generated from the Group’s balances of cash and cash equivalents and short-term investments denominated in US dollars. The Group recorded these currency exchange forward contracts as derivative assets/liabilities at their fair values at each of reporting date.

Receivables from JAC mainly consist of national subsidy applied and collected by JAC on behalf of the Group’s customers.

7.    Property, Plant and Equipment, Net

Property and equipment and related accumulated depreciation were as follows:

	December 31,	December 31,
	2020	2021
Mold and tooling	2,411,164	2,354,411
Charging & battery swap equipment	721,583	2,279,893
Leasehold improvements	997,191	1,876,294
Construction in process	177,457	1,304,548
Buildings and constructions	862,603	875,562
Production facilities	787,039	831,776
Computer and electronic equipment	372,956	575,364
R&D equipment	432,781	552,956
Purchased software	409,445	493,374
Others	374,219	455,063
Subtotal	7,546,438	11,599,241
Less: Accumulated depreciation	(2,470,028)	(4,131,352)
Less: Accumulated impairment	(80,182)	(68,373)
Total property and equipment, net	4,996,228	7,399,516

The Group recorded depreciation expenses of RMB993,070, RMB1,041,011 and RMB1,702,559 for the years ended December 31, 2019, 2020 and 2021, respectively.

8.    Intangible Assets, Net

Intangible assets and related accumulated amortization were as follows:

	December 31, 2020			December 31, 2021
	Gross carrying	Accumulated	Net carrying	Gross carrying	Accumulated	Net carrying
	value	amortization	value	value	amortization	value
Domain names and others	4,071	(3,458)	613	3,982	(3,982)	—

The Group recorded amortization expenses of RMB1,021, RMB638 and RMB613 for the years ended December 31, 2019, 2020 and 2021, respectively.

9.    Land Use Rights, Net

Land use rights and related accumulated amortization were as follows:

	December 31,	December 31,
	2020	2021
Land use rights	216,489	216,489
Less: Accumulated amortization—land use rights	(12,521)	(17,368)
Total land use rights, net	203,968	199,121

The Group recorded amortization expense for land use rights of RMB4,847, RMB4,847 and RMB4,847 for the years ended December 31, 2019, 2020 and 2021, respectively.

10. Long-term investments

The Company’s long-term investments consisted of the following:

	December 31,	December 31,
	2020	2021
Equity investments:
Equity method investments (i)	294,679	820,294
Equity securities without readily determinable fair value (ii)	5,442	237,920
Equity securities with readily determinable fair value	—	20,446
Debt investments:
Held-to-maturity debt securities – time deposit (iii)	—	1,300,000
Available-for-sale debt securities (iv)	—	680,723
Total	300,121	3,059,383

(i) Equity method investments

In August 2020, the Group and three other third party investors jointly established the Battery Asset Company. The Group invested RMB200,000 in the Battery Asset Company and held 25% of the Battery Asset Company’s equity interests. In December 2020, the Battery Asset Company entered into an agreement with the other third-party investors for a total additional investment of RMB640,000 by those investors. In 2021, the Group further invested RMB270,000 in the Battery Asset Company and upon the consummation of the investment, the Group owns approximately 19.8% equity interests of the Battery Asset Company. The Group, as a major shareholder of the Battery Asset Company, is entitled to appoint one out of nine directors in the Battery Asset Company’s board of directors and can exercise significant influence over the Battery Asset Company. Therefore, the investment in the Battery Asset Company is accounted for using the equity method of accounting.

In November 2021, the Group purchased an equity investment in an investment fund held by Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd. (“Weilan”), a company controlled by the principal shareholder (and Chief Executive Officer) of the Company (Note 26), with the total consideration of RMB50,000. As at the date of purchase, such investment was recorded at fair value of RMB68,535 with the excessive amount of RMB18,535 over the purchase consideration of RMB50,000 being recorded as an additional paid in capital contribution from the shareholder. The Group has ownership interest of 1.03% in this fund but has the ability to exercise significant influence over this funding its capacity as a member of its investment committee which determines the investment strategies and makes investment decisions for this fund. Therefore, the Group accounts for this investment under equity method.

In April 2018, the Group and certain other third party investors jointly established a private company. The Group invested RMB112,500 and held 22.5% of its equity interests. The Group was entitled to appoint one out of five directors in its board of directors and could exercise significant influence over the private company. Therefore, the investment was accounted for under equity method. As of December 31, 2020, the carrying amount of the investment was nil due to the share of losses of the investee. In February 2021, with the dilution of the Group’s ownership in the investee to 4.5% as a result of a financing transaction completed by the investee which issued new shares to new investors, the Group, after taking into consideration unrecognized losses of the investee (any losses cumulatively in excess of carrying value), recognized a dilution gain of RMB104,653 in the share of income of equity investee as an indirect disposal with a like adjustment to the investment carrying amount. The gain became the Group’s new cost basis in this investment. Upon the completion of the financing transaction of the investee, the Group lost the ability to exercise significant influence, and accordingly, the Group discontinued the equity method accounting and elected to account for this investment as an equity investment without a readily determinable fair value. Immediately following, and in applying this new accounting treatment, the Group remeasured the investment at fair value of 133,767 with reference to the price of the financing and recorded a gain of RMB29,114.

During the years ended December 31, 2019, 2020 and 2021, the Group recognized RMB64,478 and RMB66,030 of shares of loss of equity investees and RMB62,510 of shares of income of equity investees, respectively, from all of its equity method investments.

As of December 31, 2020 and 2021, none of the Group’s equity method investment, both individually or in aggregate, was considered as significant under Reg S-X Rules.

(ii) Equity securities without readily determinable fair value

	December 31,	December 31,
	2020	2021
Equity securities without readily determinable fair value:
Initial cost	5,442	143,209
Net cumulative fair value adjustments	—	94,711
Carrying value	5,442	237,920

The Group has certain equity investments which are measured under the measurement alternative. During the years ended December 31, 2019, 2020 and 2021, in addition to the transaction discussed above, the Group invested nil, RMB5,442 and RMB4,000 in equity securities without readily determinable fair value, respectively. The Group re-measured these investments based on recent financing transactions of these investees, which were considered as observable transactions, and recorded fair value gains of nil, nil and RMB94,711 in investment income during the year ended December 31, 2019, 2020 and 2021, respectively.

(iii) Held-to-maturity debt securities – time deposit

Held-to-maturity investments represent time deposits in commercial banks with maturities of more than one year with carrying amounts of nil and RMB1.3 billion as of December 31, 2020 and 2021 respectively. As of December 31, 2021, the weighted average maturities periods are 2.2 years.

(iv) Available-for-sale debt securities

In July 2021, the Company, together with several third party investors, established a fund with total capital contributions of RMB650,000, among which the Group contributed RMB550,000. According to the fund agreement, the fund is established for the sole purpose of investing in a pre-determined private company and the Company is able to unilaterally determine the operation and investment strategy of the fund. Therefore, the Company consolidated the financial statements of the fund. The investments provided by other investors to the fund with amount of RMB100,000 are classified as non-controlling interest. The fund purchased a minority interest of a private company that was pre-determined with total consideration of RMB650,000. Since the investment contains certain substantive preferential rights, including redemption at the holders’ option upon occurrence of certain contingent events that are out of the investee’s control and liquidation preference over the common shareholders, it is not considered as common stock or in-substance common stock and is therefore classified as available-for-sale debt investment which is measured at its fair value with the change of fair value recognized as other comprehensive income. As of December 31, 2021, the Company valued this investment using a market approach by adopting a backsolve method, which benchmarked to a recent comparable financing transaction of this private company and recognized a gain from the increase of the fair value of RMB30,723. After deducting the tax impact of RMB 6,499, the Group recorded RMB24,224 in other comprehensive income, among which RMB4,727 was attributed to non-controlling interests.

No impairment charges were recognized for the years ended December 31, 2019, 2020 and 2021.

11.   Other Non-current Assets

Other non-current assets consist of the following:

	December 31,	December 31,
	2020	2021
Non-current portion of auto financing receivables	—	2,162,417
Non-current portion of national subsidy receivable	651,006	1,933,971
Long-term deposits	128,355	636,124
Non-current portion of receivables of installment payments for battery	637,402	409,197
Non-current portion of prepayments for purchase of property and equipment	15,072	376,675
Non-current portion of right of use assets – finance lease	95,887	66,052
Others	34,033	14,328
Total	1,561,755	5,598,764

Long-term deposit mainly consists of deposits to vendors for guarantee of production capacity as well as rental deposit which will not be collectible within one year.

12.   Accruals and Other Liabilities

Accruals and other liabilities consist of the following:

	December 31,	December 31,
	2020	2021
Payables for purchase of property and equipment	715,561	1,458,767
Salaries and benefits payable	494,726	972,333
Payable for R&D expenses	402,777	887,593
Payables for marketing events	596,110	855,984
Current portion of deferred revenue/income	383,430	746,453
Advance from customers	620,907	638,147
Warranty liabilities	297,446	518,426
Accrued expenses	273,676	497,381
Payable to employees for options exercised	278,209	151,158
Interest payables	98,462	41,147
Current portion of deferred construction allowance	60,695	32,254
Current portion of finance lease liabilities	33,237	27,815
Payables for traveling expenses of employees	18,672	26,212
Other payables	330,116	347,974
Total	4,604,024	7,201,644

13.  Borrowings

Borrowings consist of the following:

	December 31,	December 31,
	2020	2021
Short-term borrowing
Bank loan (i)	1,550,000	5,230,000
Current portion of convertible notes(ii)	—	1,228,278
Current portion of long-term borrowings(iii)	380,560	39,840
Current portion of loan from joint investor(iv)	—	456,190
Current portion of Asset-backed Securities(v)	—	343,654
Long-term borrowings:
Bank loan (iii)	303,822	42,260
Convertible notes (ii)	5,196,507	9,440,626
Asset-backed Securities(v)	—	256,290
Loan from joint investor (iv)	437,950	—
Total	7,868,839	17,037,138

(i) Short-term bank loan

As of December 31, 2020, the Group obtained short-term borrowings from several banks of RMB1,550,000 in aggregate. The annual interest rate of these borrowings is approximately 3.3% to 4.85%.

As of December 31, 2021, the Group obtained short-term borrowings from several banks of RMB5,230,000 in aggregate. The annual interest rate of these borrowings is approximately 2.95% to 4.45%.

The short-term borrowings contain covenants including, among others, limitation on liens, consolidation, merger, sale of the Group’s assets and certain financial measures. The Group is in compliance with all of the loan covenants as of December 31, 2020 and 2021. As of December 31, 2020 and 2021, certain of the Group’s short-term borrowings were guaranteed by the Company’s subsidiaries or pledged with trade receivable of RMB49,800 and RMB440,159, short-term investments of RMB155,498 and RMB556,299, and restricted cash of nil and RMB1,123,596, respectively.

(ii) Convertible notes

In February 2019, the Group issued US$650,000 convertible senior notes and additional US$100,000 senior notes (collectively the “2024 Notes”) to the notes purchasers (the “Notes Offering”). The 2024 Notes bears interest at a rate of 4.50% per year, payable semi-annually in arrears on February 1 and August 1 of each year, beginning on August 1, 2019. The 2024 Notes is convertible into the Company’s American Depositary Shares at the pre-agreed fixed conversion price at the discretion of the holders and will mature for repayment on February 1, 2024. Holders of the 2024 Notes are entitled to require the Company to repurchase all or part of the 2024 Notes in cash on February 1, 2022 or in the event of certain fundamental changes. In connection with the Notes Offering, the Company entered into capped call transactions with certain notes purchasers and/or their respective affiliates and/or other financial institutions (the “Capped Call Option Counterparties”) and used a portion of the net proceeds of the Notes Offering to pay the cost of such transactions. In addition, the Company also entered into privately negotiated zero-strike call option transactions with certain notes purchasers or their respective affiliates (the “Zero-Strike Call Option Counterparties”) and used a portion of the net proceeds of the Notes Offering to pay the aggregate premium under such transactions. The Company accounts for the 2024 Notes as a single instruments as a long-term debt. The debt issuance cost were recorded as reduction to the long-term debts and are amortized as interest expenses using the effective interest method. The value of the 2024 Notes are measured by the cash received. The cost for the capped call transactions have been recorded as deduction of additional paid-in capital within total shareholders’ deficit. The zero-strike call option was deemed as a prepaid forward to purchase the Company’s own shares and recognized as permanent equity at its fair value at inception as a reduction to additional paid in capital in the consolidated balance sheet. In November 2020, US$7.0 in aggregate principal amount of such Notes were converted, pursuant to which the Company issued 735 Class A ordinary shares to the holders of such Notes. Accordingly, the balance of the notes converted were derecognized and recorded as ordinary shares and additional paid-in capital.

On January 15, 2021, the Company entered into separate and individually privately negotiated agreements with certain holders of its outstanding 2024 Notes to exchange US$581,685 principal amount of the outstanding 2024 Notes for 62,192,017 ADSs with a conversion premium of US$56,359 (the “2024 Notes Exchanges”). In connection with the 2024 Notes Exchanges, the Company also entered into agreements with certain financial institutions to terminate a portion of the capped call transactions and Zero-Strike Call transactions with the amount corresponding to the portion of the principal amount of the 2024 Notes that were exchanged. With the termination of the capped call transactions and Zero-Strike Call transactions, the Company received 16,402,643 treasury shares accordingly.

For the 2024 Notes Exchanges, the 2024 Notes with carrying amount of US$578,902 were derecognised with a corresponding amount being recognised as share capital and additional paid-in capital. The conversion premium of US$56,359 was recorded as interest expenses according to ASC 470-20-40-16, which requires a reporting entity to recognize an expense equal to the fair value of the shares or other consideration issued to induce conversion, i.e., the fair value of all consideration transferred in excess of the fair value of the securities transferred pursuant to the original conversion terms. For the terminations of the capped call transactions and Zero-Strike Call transactions, the amount of the purchase price of the capped call transactions and Zero-Strike Call transactions terminated of RMB1,849,600 that was previously recorded in the additional paid-in capital was reclassified to treasury stock.

During the year ended December 31, 2021, US$3,080 in aggregate principal amount of such notes were converted, pursuant to which the Company issued 316,979 Class A ordinary shares to the holders of such notes. The balance of the notes converted were derecognized and was recorded as ordinary shares and additional paid-in capital.

As of December 31, 2021, the Company reclassified the carrying value of the remaining 2024 Notes with the amount of RMB1,053,112 in current liabilities to reflect the early redemption right by 2024 Notes holders on February 1, 2022. Subsequently in 2022, no early redemption right were exercised by 2024 Notes holders.

On September 5, 2019, the Group issued US$200,000 convertible senior notes to an affiliate of Tencent Holdings Limited and Mr. Bin Li, chairman and chief executive officer of the Company. Tencent and Mr. Li each subscribed for US$100,000 principal amount of the convertible notes, each in two equally split tranches. The 360-day Notes would be convertible into Class A ordinary shares (or ADSs) of the Company at a conversion price of US$2.98 per ADS at the holder’s option from the 15th day immediately prior to maturity, and the 3-year Notes will be convertible into Class A ordinary shares (or ADSs) of the Company at a conversion price of US$3.12 per ADS at the holder’s option from the first anniversary of the issuance date. The holders of the 3-year Notes will have the right to require the Company to repurchase for cash all of the Notes or any portion thereof on February 1, 2022. The 360-day Notes was recorded in short-term borrowings and the 3-year Notes were recorded in long-term borrowings. The Company will pay an annual premium of 2% at maturity. Interest expenses were accrued over the term of each note using the effective interest method.

In September and December 2020, all of the 360-day Notes due in 2020 and US$50,000 in aggregate principal amount of the 3-year Notes due in 2022 were converted, pursuant to which the Company issued 49,582,686 Class A ordinary shares to the holders of such notes. Such notes were derecognized and recorded as ordinary shares and additional paid-in capital. In January 2021, US$22,526 (RMB148,393) in aggregate principal amount of the 3-year Notes due in 2022 were converted, pursuant to which the Company issued 7,219,872 Class A ordinary shares to the holders of such notes. Such notes were derecognized and recorded as ordinary shares and additional paid-in capital. As of December 31, 2020, the balances of these convertible notes outstanding were RMB326,245. As of December 31, 2021, the Company reclassified the carrying value of the remaining Notes with the amount of RMB175,166 in current liabilities as a result of the early redemption right by Tencent Holdings Limited on February 1, 2022. Subsequently in 2022, Tencent Holdings Limited didn’t exercise its early redemption right.

In January and February 2020, the Company consummated the issuance of convertible notes to several third party investors in an aggregate principal amount of US$200,000. The notes issued bore zero interest and matured on February 4, 2021. Prior to maturity, the holder of the notes has the right to convert the notes (a) after the six-month anniversary, into ADSs representing Class A ordinary shares of the Company at an initial conversion price of US$3.07 per ADS or (b) upon the completion of a bona fide issuance of equity securities of the Company for fundraising purposes, into ADSs representing Class A ordinary shares of the Company at the conversion price derived from such equity financing. The notes were recorded in short-term borrowings with interest expenses accrued over the term using the effective interest method. The debt issuance cost were recorded as reduction to the short-term borrowings and are amortized as interest expenses using the effective interest method. In July and August 2020, all of such notes were converted, pursuant to which the Company issued 65,146,600 ADSs to the holders of such notes. Such notes were derecognized and recorded as ordinary shares and additional paid-in capital. As of December 31, 2020 and 2021, the balances of these convertible notes outstanding were nil.

In March 2020, the Company consummated the issuance of convertible notes to several third party investors with an aggregate principal amount of US$235,000. The notes issued bore zero interest and matured on March 5, 2021. Prior to maturity, holders of the notes had the right to convert either all or part of the principal amount of the notes into Class A ordinary shares (or ADSs) of the Company from September 5, 2020, at a conversion price of US$3.50 per ADS, subject to certain adjustments. The notes were recorded in short-term borrowings with interest expenses accrued over the term using the effective interest method. The debt issuance costs were recorded as reduction to the short-term borrowings and are amortized as interest expenses using the effective interest method. In September and October 2020, all of such notes were converted, pursuant to which the Company issued 67,142,790 Class A ADSs to the holders of such notes. Such notes were derecognized and recorded as ordinary shares and additional paid-in capital. As of December 31, 2020 and 2021, the balances of these convertible notes outstanding were nil.

In January 2021, the Group issued US$750,000 convertible senior notes due 2026 (the “2026 Notes”) and US$750,000 convertible senior notes due 2027 (the “2027 Notes,” and, together with the 2026 Notes, the “Notes”). The 2026 Notes bears no interest and the 2027 Notes bears interest at a rate of 0.50% per year, which is payable semiannually in arrears on February 1 and August 1 of each year, beginning on August 1, 2021. Holders may convert their 2026 Notes at their option prior to the close of business on the business day immediately preceding August 1, 2025, and holders may convert their 2027 Notes at their option prior to the close of business on the business day immediately preceding August 1, 2026. The initial conversion price is US$93.06 per ADS for the Notes, subject to customary anti-dilution adjustments. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at the Company’s discretion. Holders of the 2026 notes have the right to require the Company to repurchase for cash all or part of their notes on February 1, 2024 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased. Holders of the 2027 Notes have the right to require the Company to repurchase for cash all or part of their notes on February 1, 2025 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest.

The Company early adopted ASU 2020-06 which eliminates the cash conversion accounting models for the Notes. Accordingly, the principal amount of the Notes was reported as one single unit of account in long-term borrowings at its principal amount, net of debt issuance costs of US$26,340, on the basis of not electing fair value option for the notes and no substantial premium to be offered. The Notes are subsequently measured at amortized cost with interest expenses accrued over the term of the Notes using the effective interest method. As of December 31, 2021, the carrying amount of the Notes were RMB9,440,626.

(iii) Long-term bank loan

				As of December 31, 2020			As of December 31, 2021
				Current portion			Current portion
			Maturity/	Outstanding	according to the	Long-term	Outstanding	according to the	Long-term
Ref.	Date of borrowing	Lender/Banks	Repayment date	loan	repayment schedule	portion	loan	repayment schedule	portion
1	May 17, 2017	Bank of Nanjing	May 17, 2022	275,382	200,000	75,382	—	—	—
2	January 25, 2018	China Merchants Bank	January 25, 2021	42,000	42,000	—	—	—	—
3	September 14, 2018	China Merchants Bank	September 13, 2021	46,000	46,000	—	—	—	—
4	February 2, 2018	China CITIC Bank	February 1, 2021	34,500	34,500	—	—	—	—
5	August 17, 2018	China CITIC Bank	March 7, 2021	39,500	39,500	—	—	—	—
6	March 29, 2019	Hankou Bank	March 29, 2022	197,000	2,000	195,000	—	—	—
7	December 24, 2020	Bank of Shanghai	December 24, 2023	50,000	16,560	33,440	33,440	16,560	16,880
8	February 8, 2021	Bank of Shanghai	February 8, 2024	—	—	—	48,660	23,280	25,380
	Total			684,382	380,560	303,822	82,100	39,840	42,260

The long-term borrowings contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Group's assets and certain financial measures. The Group is in compliance with all of the loan covenants as of December 31, 2020 and 2021. As of December 31, 2020 and 2021, certain of the Group's long-term borrowings were guaranteed by the Company's subsidiaries or pledged with trade receivable of RMB65,138 and RMB104,424, respectively.

As of December 31, 2020 and 2021, the total size the Group’s bank facilities were RMB16,255,000 and RMB29,340,000, of which RMB1,875,400 and RMB5,180,000, RMB680,000 and RMB590,000 and RMB985,000 and RMB3,828,600 were utilized for borrowing, letters of guarantee and banker’s acceptance, respectively.

(iv) Loan from joint investor

On May 18, 2017, the Group entered into a joint investment agreement with Wuhan Donghu to set up PE WHJV. Wuhan Donghu subscribed for RMB384,000 paid in capital in PE WHJV with 49% of the shares.

On June 30, 2017, September 29, 2017 and April 16, 2018, Wuhan Donghu injected RMB50,000, RMB100,000 and RMB234,000 in cash to PE WHJV, respectively. Pursuant to the investment agreement, Wuhan Donghu does not have substantive participating rights to PE WHJV, nor is allowed to transfer its equity interest in PE WHJV to other third party. In addition, within five years or when the net assets of PE WHJV is less than RMB550,000, the Group is obligated to purchase from Wuhan Donghu all of its interest in PE WHJV at its investment amount paid plus interest at the current market rate announced by PBOC. As such, the Group consolidates PE WHJV. The investment by Wuhan Donghu is accounted for as a loan because it is only entitled to fixed interest income and subject to repayment within five years or upon the financial covenant violation. As of December 31, 2020 and 2021, RMB53,950 and RMB72,190 of interest were accrued at the benchmark rate of medium and long-term loan announced by PBOC.

As of December 31, 2021, the Group reclassified the carrying value of the remaining loan from joint venture with the amount of RMB456,190 in current liabilities as a result of the maturity date of the loan on May 17, 2022.

(v) Asset-backed securities

In October 2021, the Group entered into asset-backed securitization arrangements with third-party financial institutions and set up a securitization vehicle to issue the senior debt securities to third party investors, which are collateralized by the auto financing receivables (the “transferred financial assets”). The Group also acts as servicer to provide management, administration and collection services on the transferred financial assets. As a result, the Group consolidated the securitization vehicle since economic interests are retained in the form of subordinated interests.  The proceeds from the issuance of debt securities are reported as securitization debt. The securities are repaid as collections on the underlying collateralized assets occur and the amounts are included in “Current portion of long-term borrowings”  or “Long-term borrowings” according to the contractual maturities of the debt securities. As of December 31, 2021, the balance of current and non-current portion of asset-backed securities are RMB343,654 and RMB256,290, respectively.

14.  Other Non-Current Liabilities

Other non-current liabilities consist of the following:

	December 31,	December 31,
	2020	2021
Deferred revenue	677,824	1,451,313
Warranty liabilities	655,500	1,444,551
Deferred government grants	326,373	312,837
Non-current finance lease liabilities	55,107	31,646
Deferred construction allowance	49,484	12,298
Others	85,618	287,813
Total	1,849,906	3,540,458

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

15.  Leases

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

The balances for the operating and finance leases where the Group is the lessee are presented as follows within the consolidated balance sheet:

	December 31,	December 31,
	2020	2021
Operating leases:
Right-of-use assets - operating lease	1,350,294	2,988,374
Current portion of operating lease liabilities	547,142	744,561
Non-current operating lease liabilities	1,015,261	2,317,193
Total operating lease liabilities	1,562,403	3,061,754
Finance leases:
Right-of-use assets - finance lease	95,887	66,052
Current portion of finance lease liabilities	33,237	27,815
Non-current finance lease liabilities	55,107	31,646
Total finance lease liabilities	88,344	59,461

The components of lease expenses were as follows:

	Year Ended December 31,
Lease cost:	2020	2021
Amortization of right-of-use assets	499,225	643,895
Interest of operating lease liabilities	96,430	105,990
Expenses for short-term leases within 12 months and other non-lease component	81,022	315,054
Total lease cost	676,677	1,064,939

Other information related to leases where the Group is the lessee is as follows:

	As of December 31,		As of December 31,
	2020		2021
Weighted-average remaining lease term:
Operating leases	3.8	years	6.1	years
Finance leases	3.1	years	3.1	years

Weighted-average discount rate:
Operating leases	5.82%		5.63%
Finance leases	5.70%		5.79%

Supplemental cash flow information related to leases where we are the lessee is as follows:

	For the Year Ended December 31,
	2020	2021
Operating cash outflows from operating leases	544,896	707,721
Operating cash outflows from finance leases (interest payments)	5,729	4,199
Financing cash outflows from finance leases	42,529	32,873
Right-of-use assets obtained in exchange for lease liabilities	279,274	2,133,428

As of December 31, 2020 and 2021, the maturities of our operating and finance lease liabilities (excluding short-term leases) are as follows:

	As of December 31,		As of December 31
	2020		2021
	Operating	Finance	Operating	Finance
	Leases	Leases	Leases	Leases
2021	609,011	36,494	—	—
2022	421,579	29,561	904,537	30,900
2023	287,087	22,515	770,669	23,516
2024	146,459	7,996	517,892	9,021
2025	84,925	36	365,739	106
2026	—	—	266,738	35
Thereafter	175,950	—	819,872	—
Total minimum lease payments	1,725,011	96,602	3,645,447	63,578
Less: Interest	(162,608)	(8,258)	(583,693)	(4,117)
Present value of lease obligations	1,562,403	88,344	3,061,754	59,461
Less: Current portion	(547,142)	(33,237)	(744,561)	(27,815)
Long-term portion of lease obligations	1,015,261	55,107	2,317,193	31,646

As of December 31, 2020 and 2021, the Group had future minimum lease payments for non-cancelable short-term operating leases of RMB55,977 and RMB194,067, respectively.

16.  Revenue

Revenue by source consists of the following:

	Year Ended December 31,
	2019	2020	2021
Vehicle sales	7,367,113	15,182,522	33,169,740
Sales of packages	111,448	244,072	526,171
Sales of automotive regulatory credits	—	120,648	516,549
Sales of charging piles	127,632	229,781	319,386
Battery upgrade service	—	5,346	291,218
Others	218,711	475,564	1,313,359
Total	7,824,904	16,257,933	36,136,423

For the years ended December 31, 2019, 2020 and 2021, revenue recognised at a point in time was RMB7,696,238, RMB15,969,390 and RMB35,416,050, respectively, and revenue recognised over time was RMB128,666, RMB288,543 and RMB720,373, respectively.

17.  Deferred Revenue/Income

The following table shows a reconciliation in the current reporting period related to carried-forward deferred revenue/income.

	Year Ended December 31,
	2019	2020	2021
Deferred revenue/income–beginning of year	301,774	485,087	1,061,254
Additions	428,786	1,013,397	1,934,086
Recognition	(246,861)	(432,069)	(795,878)
Effects on foreign exchange adjustment	1,388	(5,161)	(1,696)
Deferred revenue/income–end of year	485,087	1,061,254	2,197,766

Deferred revenue mainly includes the transaction price allocated to the performance obligations that are unsatisfied, or partially satisfied, which mainly arises from the undelivered home chargers, the vehicle connectivity service, the extended warranty service, the points offered to customers as well as battery swapping service embedded in the vehicle sales contract, with unrecognized deferred revenue balance of RMB1,006,824 and RMB2,164,288 as of December 31, 2020 and 2021, respectively.

The Group expects that 34% of the transaction price allocated to unsatisfied performance obligation as at December 31, 2021 will be recognized as revenue during the period from January 1, 2022 to December 31, 2022. The remaining 66% will be recognized during the period from January 1, 2023 to June 30, 2026.

Deferred income includes the reimbursement from a depository bank in connection with the advancement of the Company’s ADS and investor relations programs in the next five years. The Company initially recorded the payment from the depository bank as deferred income and then recognized as other income over the beneficial period, with unrecognized deferred income balance of RMB54,430 and RMB33,478 as of December 31, 2020 and 2021, respectively.

18.  Manufacturing in collaboration with JAC

In May 2016, April 2019 and March 2020, the Group entered into several arrangements with JAC for the manufacture of the ES8, the ES6 and the EC6 for five years. Pursuant to the arrangements, JAC built up a new manufacturing plant (“Hefei Manufacturing Plant”) and is responsible for the equipment used on the product line while NIO is responsible for the tooling. For each vehicle produced the Group pays processing fee to JAC on a per-vehicle basis monthly for the first three years on the basis that NIO provides all the raw materials to JAC. In addition, for the first 36 months after agreed time of start of production, which was April 2018, the Group should compensate JAC operating losses incurred in Hefei Manufacturing Plant. In May 2021, the Group and JAC entered into a renewed manufacturing agreement pursuant to which, from May 2021 to May 2024, JAC will continue to manufacture the ES8, ES6, EC6, ET7 and other NIO models. The fee arrangements under the renewed arrangements consist of the following: (i) asset depreciation and amortization with regard to the assets JAC invested and to invest for the manufacture of NIO models as actually incurred, payable monthly and subject to adjustment annually; (ii) vehicle production and processing fees recorded on per-vehicle basis, payable monthly and subject to adjustment annually; (iii) certain compensatory arrangements up to a capped amount for JAC’s investment into JAC-NIO manufacturing plant, including for the land, factory and equipment; (iv) relevant tax; and (v) purchase amount of certain production materials.

For the years ended December 31, 2019, 2020 and 2021, the aggregate fees to JAC under the above collaboration arrangement were RMB440,812, RMB531,565 and RMB715,118, respectively, in cost of sales.

19.  Research and Development Expenses

Research and development expenses consist of the following:

	For the Year Ended December 31,
	2019	2020	2021
Employee compensation	2,004,931	1,362,231	2,658,158
Design and development expenses	2,041,024	778,463	1,572,834
Depreciation and amortization expenses	187,137	255,544	214,312
Rental and related expenses	57,401	51,123	53,846
Travel and entertainment expenses	63,998	15,720	43,732
Others	74,089	24,689	48,970
Total	4,428,580	2,487,770	4,591,852

20.  Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of the following:

	For the Year Ended December 31,
	2019	2020	2021
Employee compensation	2,231,698	1,687,945	2,894,308
Marketing and promotional expenses	818,053	675,142	1,428,290
Rental and related expenses	737,578	498,601	845,512
Professional services	487,537	307,658	521,327
Depreciation and amortization expenses	457,364	325,478	337,708
IT consumable, office supply and other low value consumable	109,501	69,954	247,828
Travel and entertainment expenses	126,571	39,328	80,726
Expected credit losses	—	9,654	54,332
Allowance against receivables	108,459	—	—
Others	375,026	318,511	468,101
Total	5,451,787	3,932,271	6,878,132

21.  Redeemable non-controlling interests

Investment in XPT Auto

XPT Auto, the Group’s wholly owned subsidiary had its redeemable preferred share (“XPT Auto PS”) financing of RMB1,269,900 to certain third party strategic investors in the second quarter of 2018. These third party strategic investors’ contributions in XPT Auto were accounted for as the Group’s redeemable non-controlling interests and were classified as mezzanine equity. Pursuant to XPT Auto’s share purchase agreement, the XPT Auto PS issued to third party strategic investors have the same rights as the existing ordinary shareholder of XPT Auto except that they have following privileges:

Redemption

The holders of XPT Auto PS have the option to request XPT Auto to redeem those shares under certain circumstance: (1) a qualified initial public offering of XPT Auto has not occurred by the fifth anniversary after the issuance of XPT Auto PS; (2) XPT Auto doesn’t meet its performance target (revenue and net profit) for each of the year during FY2019 and FY2023; or (3) a deadlock event lasts for 60 working days and cannot be resolved.

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

The Company recognized accretion to the respective redemption value of the XPT Auto PS as a reduction of additional paid in capital over the period starting from issuance date. For the years ended December 31, 2019, 2020 and 2021, the Company recorded RMB126,590, RMB104,270 and nil, respectively, of accretion on redeemable non-controlling interests to redemption value.

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

Investment in NIO China

On April 29, 2020, the Company entered into definitive agreements, as amended and supplemented in May and June 2020, for investments in NIO China, with a group of investors (collectively, the “Strategic Investors”), pursuant to which, the Strategic Investors agreed to invest an aggregate of RMB7.0 billion in cash into NIO China for its non-controlling interest. In June and July 2020, the Company received RMB5.0 billion. On September 16, 2020, pursuant to a share transfer agreement, the Company repurchased 8.612% equity interests owned by one of the Strategic Investors with the total consideration of RMB511,458, consisting of the actual capital investment plus accrued interest, and the Company assumed the remaining cash consideration obligation of RMB2.0 billion of the strategic investors. On February 2021, the Company, purchased from two of the Strategic Investors an aggregate of 3.305% equity interests in NIO China for a total consideration of RMB5.5 billion and subscribed for newly increased registered capital of NIO China at a subscription price of RMB10.0 billion. In September 2021, the Company repurchased 1.418% equity interests from the strategic investors for a total consideration of RMB2.5 billion and recorded an amount of RMB2,023,534 in accretion on redeemable non-controlling interests to redemption value. As of December 31, 2021, the Company held 92.114% controlling equity interests in NIO China.

Each of the Strategic Investors has the right to request the Company to redeem their equity interests in NIO China at an agreed price in case of NIO China’s failure to submit the application for a qualified initial public offering in 48 months commencing from June 29, 2020, failure to complete a qualified initial public offering in 60 months commencing from June 29, 2020, or other events as set forth in the share purchase agreement. The agreed price is calculated based on each non-controlling shareholder’s cash investment to NIO China plus an annual interest rate of 8.5% that is not solely within the control of the Company.

As the redemption is at the holders’ option and is upon the occurrence of the events that are not solely within the control of the Company, these Strategic Investors’ contributions in NIO China were classified as mezzanine equity and is subsequently accreted to the redemption price using the agreed interest rate as a reduction of additional paid in capital.

For the years ended December 31, 2019, 2020 and 2021, the Company recorded nil, RMB207,400 and RMB6,586,579 of accretion on redeemable non-controlling interests to redemption value. As of December 31, 2020 and 2021, the balance of redeemable non-controlling interests was RMB4,691,287 and RMB3,277,866, respectively.

22.  Ordinary Shares

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

As of December 31, 2020 and 2021, the authorized share capital of the Company is US$1,000 divided into 4,000,000,000 shares, comprising of: 2,500,000,000 Class A Ordinary Shares, 132,030,222 Class B Ordinary Shares, 148,500,000 Class C Ordinary Shares, each at a par value of US$0.00025 per share, and 1,219,469,778 shares of a par value of US$0.00025 each of such class or classes as the board of directors may determine.

In 2020, the Company consummated the follow-on offerings of a total of 82,800,000, 101,775,000 and 78,200,000 American depositary shares (the “ADSs”) at a price of US$ 5.95, US$17.00 and US$ 39.00 per ADS, respectively.

As disclosed in Note 13 (ii), the Company induced early conversion of its outstanding 2024 Notes and with US$581,685 principal amount (including additional 9% premium) in January 2021 and issued a total of 62,192,017 ADSs. In May 2021, US$1,000 in aggregate principal amount of such notes were converted, pursuant to which the Company issued 115,665 ADSs to the holders of such notes. In August and September 2021, US$1,765 in aggregate principal amount of such notes were converted, pursuant to which the Company issued 178,729 ADSs to the holders of such notes.

In 2021, the Company completed the issurance of 53,292,401 ADSs with net proceeds of RMB12,677,554 (US$1,974,000) through an at-the-market offering.

As of December 31, 2020 and 2021, 4,000,000,000 ordinary shares were authorized, 1,529,031,103 shares and 1,661,749,433 shares were issued, and 1,526,539,388 shares and 1,643,669,180 shares were outstanding, respectively. The share number excludes 30,378,056 Class A Ordinary Shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans.

23.  Share-based Compensation

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	For the Year Ended December 31,
	2019	2020	2021
Cost of sales	9,763	5,564	34,009
Research and development expenses	82,680	51,024	406,940
Selling, general and administrative expenses	241,052	130,506	569,191
Total	333,495	187,094	1,010,140

There was no income tax benefit recognized in the consolidated statements of comprehensive loss for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets in the years ended December 31, 2019, 2020 and 2021.

(a) NIO Incentive Plans

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

In 2016, 2017 and 2018, the Board of Directors further approved the 2016 Stock Incentive Plan (the “2016 Plan”), the 2017 Stock Incentive Plan (the “2017 Plan”) and the 2018 Stock Incentive Plan (the “2018 Plan”). The share options of the Company under 2016, 2017 Plan and 2018 Plans have a contractual term of seven or ten years from the grant date, and vest immediately or over a period of four or five years of continuous service.

The Group recognized the share options and restricted shares of the Company granted to the employees of the Group on a straight-line basis over the vesting term of the awards, net of estimated forfeitures.

(i) Share Options

The following table summarizes activities of the Company’s share options under the 2017, 2018 and 2019 Plans for the years ended December 31, 2019, 2020 and 2021:

		Weighted	Weighted
	Number of	Average	Average	Aggregate
	Options	Exercise	Remaining	Intrinsic
	Outstanding	Price	Contractual Life	Value
		US$	In Years	US$
Outstanding as of December 31, 2018	91,074,140	1.69	8.23	425,988
Granted	33,964,176	3.29	—	—
Exercised	(20,133,668)	0.49	—	—
Cancelled	(14,759,778)	2.69	—	—
Expired	(1,300,898)	4.11	—	—
Outstanding as of December 31, 2019	88,843,972	2.38	6.77	164,363
Granted	16,077,700	8.09	—	—
Exercised	(15,253,500)	1.55	—	—
Cancelled	(9,030,781)	3.02	—	—
Expired	(1,318,892)	4.49	—	—
Outstanding as of December 31, 2020	79,318,499	3.59	6.39	3,581,119
Granted	2,468,150	13.89	—	—
Exercised	(9,119,048)	2.31	—	—
Cancelled	(2,143,711)	12.59	—	—
Expired	(25,940)	19.03	—	—
Outstanding as of December 31, 2021	70,497,950	4.76	5.44	1,944,597
Vested and expected to vest as of December 31,2021	70,021,318	4.74	5.44	1,932,535
Exercisable as of December 31, 2021	46,055,277	3.08	5.48	1,326,035

The total share-based compensation expenses recognized for share options during the years ended December 31, 2019, 2020 and 2021 was RMB329,693, RMB177,543 and RMB534,641, respectively.

The weighted-average grant date fair value for options granted under the Company’s 2017, 2018 and 2019 Plans during the years ended December 31, 2019, 2020 and 2021 was US$1.46, US$4.03 and US$33.54, respectively, computed using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	For the Year Ended December 31,
	2019				2020				2021
Exercise price (US$)	1.80	-	7.09		2.38	-	48.45		2.39	-	42.20
Fair value of the ordinary shares on the date of option grant (US$)	1.80	-	7.09		2.38	-	48.45		39.54	-	42.20
Risk-free interest rate	1.66%	-	2.54%		0.50%	-	1.00%		1.08%	-	1.47%
Exercise multiple			2.5	x			2.5	x			2.5	x
Expected dividend yield			0%				0%				0%
Expected volatility	44%	-	52%		54%	-	55%				55%
Expected forfeiture rate (post-vesting)	6%	-	8%		2%	-	6%				2%

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

As of December 31, 2020, and 2021, there were RMB540,319 and RMB396,098 of unrecognized compensation expenses related to the stock options granted to the employees, which is expected to be recognized over a weighted-average period of 2.10 and 1.32 years, respectively.

(ii) Restricted shares

The fair value of each restricted share granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

Share-based compensation expenses of RMB2,357, nil and RMB20,820 related to restricted shares granted to the employees of NIO US was recognized for the years ended December 31, 2019, 2020 and 2021, respectively.

The following table summarizes activities of the Company’s restricted shares to US employees under the 2016 plan:

	Number of Restricted	Weighted Average
	Shares Outstanding	Grant Date Fair Value
		US$
Unvested at December 31, 2019 and December 31, 2020	—	—
Grant	1,179,976	41.87
Vested	(1,728)	41.53
Forfeited	(40,052)	40.09
Unvested at December 31, 2021	1,138,196	41.93

As of December 31, 2020, and 2021, there were nil and RMB283,784 of unrecognized compensation expenses related to restricted shares granted to the employees of NIO US, which is expected to be recognized over a weighted-average period of nil and 3.83 years, respectively.

The following table summarizes activities of the Company’s restricted shares to non-US employees under the 2017 and 2018 plan:

	Number of Restricted	Weighted Average
	Shares Outstanding	Grant Date Fair Value
		US$
Unvested at December 31, 2018	63,897	6.60
Vested	(31,949)	6.60
Unvested at December 31, 2019	31,948	6.60
Granted	3,869,213	20.07
Vested	(2,165,417)	3.85
Unvested at December 31, 2020	1,735,744	40.05
Granted	22,551,227	36.55
Vested	(841,014)	39.81
Forfeited	(546,016)	36.22
Unvested at December 31, 2021	22,899,941	33.02

During the year ended December 31,2021, the Company granted and issued 549,376 restricted shares to non-US employees as a settlement of a portion of employee bonus of RMB148,869 for the year ended December 31, 2020, which was accrued during the year ended December 31, 2020.

As of December 31, 2020, and 2021, there were RMB472,628 and RMB5,017,974 of unrecognized compensation expenses related to restricted shares granted to the non-US employees, which is expected to be recognized over a weighted-average period of 3.65 and 3.83 years, respectively.

Share-based compensation expenses of RMB1,445, RMB9,551 and RMB437,166 related to restricted shares granted to the non-US employees was recognized for years ended December 31, 2019, 2020 and 2021, respectively.

(b) Share-based compensation of subsidiaries

In November 2021, a subsidiary of the Company (“Subsidiary A”) adopted the 2021 Share Incentive Plan (the “A Plan”) which allows Subsidiary A to grant share options to its employees.

Under the A plan, the share options have a contractual term of ten years from the grant date, and vest over a period of four years of continuous service, one fourth (1/4) of which vest upon the first anniversary of the stated vesting commencement date and the remaining vest ratably over the following 36 months.

Before the completion of Subsidiary A’s possible future initial public offering and listing, its employees are entitled to convert the vested share options to the Class A ordinary shares of the Company at a fixed conversion rate. The corresponding share options will be cancelled if the conversion right is exercised.

The following table summarizes activities of A Plan for the year ended December 31, 2021:

		Weighted	Weighted
	Number of	Average	Average	Aggregate
	Options	Exercise	Remaining	Intrinsic
	Outstanding	Price	Contractual Life	Value
		US$	In Years	US$
Outstanding as of December 31, 2020	—	—	—	—
Granted	31,931,249	0.00001	—	—
Outstanding as of December 31, 2021	31,931,249	0.00001	9.84	166,376

The weighted average grant date fair value of options granted was US$1.12 per share. The estimated fair value of each option granted is estimated on the date of grant using the binominal option-pricing model with the assumptions (or ranges thereof) in the following table:

For the Year Ended
December 31,
2021
Fair value of the ordinary shares on the date of option grant (US$)	1.00-1.01
Risk-free interest rate	1.58%
Expected term (in years)	10
Expected dividend yield	0%
Expected volatility	52%
Expected forfeiture rate (pre-vesting)	2%

For the year ended December 31, 2021, total share-based compensation expenses for the share options granted under A Plan were RMB17,513. As of December 31, 2021, there were RMB211,178 of unrecognized share-based compensation expenses related to the share options granted. The expenses were expected to be recognized over a weighted-average period of 3.2 years.

24.  Taxation

(a) Income taxes

Cayman Islands

The Company was incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Mainland China, Hong Kong, United States, United Kingdom, Germany, Norway and Netherlands. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

PRC

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25%, unless they are eligible for preferential tax treatment, which will be granted to companies conducting businesses in certain encouraged sectors. NIO SH, the Group’s WFOE, was qualified as a “high and new technology enterprise” (“HNTE”) for the fiscal years from 2017 to 2023, which entitled the qualified entity a preferential tax rate of 15%. Its qualification as a HNTE is subject to self-evaluation, and the relevant documents should be retained for future examination purpose. Upon the expiration of qualification, re-accreditation of certification from the relevant authorities is necessary for NIO SH to continue enjoying the preferential tax treatment. Other than NIO SH, the remaining Chinese companies are subject to enterprise income tax (“EIT”) at a uniform rate of 25%.

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

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC effective from 2008 onwards, enterprises engaging in research and development activities are entitled to claim 200% or 175% of their qualified research and development expenses so incurred as tax deductible expenses when determining their assessable profits for the year (‘Super Deduction’). The additional deduction of 100% or 75% of qualified research and development expenses can only be claimed directly in the annual EIT filing and subject to the approval from the relevant tax authorities.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 8.25% profit tax on the first HKD2,000 taxable income and 16.5% profit tax on the remaining taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Other Countries

The maximum applicable income tax rates of other countries where the Company’s subsidiaries having significant operations for the years ended December 31, 2019, 2020 and 2021 are as follows:

	For the Year Ended December 31,
	2019	2020	2021
United States	29.84%	29.84%	29.84%
United Kingdom	19.00%	19.00%	19.00%
Germany	32.98%	32.98%	32.98%
Norway	—	—	22.00%
Netherlands	—	—	25.00%

Composition of income tax expense for the periods presented are as follows:

	For the Year Ended December 31,
	2019	2020	2021
Current income tax expense	7,888	6,368	23,565
Deferred income tax expense	—	—	18,700
Total	7,888	6,368	42,265

Reconciliations of the income tax expense computed by applying the PRC statutory income tax rate of 25%to the Group’s income tax expense of the years presented are as follows:

	For the Year Ended December 31,
	2019	2020	2021
Loss before income tax expense	(11,287,764)	(5,297,714)	(3,974,684)
Income tax benefit computed at PRC statutory income tax rate of 25%	(2,821,941)	(1,324,429)	(993,671)
Non-deductible expenses	58,374	47,151	29,325
Foreign tax rates differential	107,617	(81,668)	100,690
Additional 100%/75% tax deduction for qualified research and development expenses	(22,630)	(36,775)	(546,805)
Tax exempted interest income	(3,093)	—	(2,194)
Non-taxable offshore income	—	(523,276)	—
US tax credits	(72,448)	(21,633)	(30,273)
Effect of tax rate change	—	—	286,693
Prior year adjustments	(16,259)	(4,324)	—
Others	2,285	1,241	(1,206)
Change in valuation allowance	2,775,983	1,950,081	1,199,706
Income tax expense	7,888	6,368	42,265

The PRC statutory income tax rate was used because the majority of the Group’s operations are based in PRC.

(b) Deferred tax

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment primarily considers the nature, frequency and extent of the losses incurred and other historical objective evidences, as well as the considerations of forecasts of future profitability. These assumptions require significant judgment on the forecasts of future taxable income. The PRC statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets.

The Group’s deferred tax assets and liabilities consist of the following components:

	As of December 31,
	2019	2020	2021
Deferred tax assets
Net operating loss carry-forwards	6,005,461	6,831,387	7,294,844
Accrued and prepaid expenses	420,714	534,693	1,136,278
Deferred revenue	105,840	251,778	559,815
Tax credit carry-forwards	213,773	233,326	243,198
Property, plant and equipment, net	10,584	64,191	—
Unrealized financing income	29,200	40,800	28,796
Intangible assets	36,362	36,702	85,439
Allowance against receivables	27,196	9,027	19,500
Deferred rent	19,035	9,791	—
Share-based compensation	7,688	6,857	10,695
Write-downs of inventory	2,607	1,162	713
Advertising expenses in excess of deduction limit	353	507	705
Unrealized foreign exchange loss	55	(971)	—
Others	162	269	711
Less: Valuation allowance	(6,879,030)	(8,019,519)	(9,216,725)
Subtotal	—	—	163,969

Deferred tax liabilities
Equity investments measured at measurement alternative	—	—	(18,700)
Available for sale debt investment	—	—	(6,499)
Property, plant and equipment, net	—	—	(143,512)
Deferred rent	—	—	(18,752)
Unrealized foreign exchange loss	—	—	(1,705)
Subtotal	—	—	(189,168)
Total deferred tax liabilities, net	—	—	(25,199)

For the year ended December 31, 2021, California Water’s Edge Election for state franchise and income tax purposes was made for NIO US, the Company’s subsidiary in California, the United States.  Consequently, the effective state income tax rate of NIO US decreased from 8.84% to 0.045% and the Group made adjustments to the tax benefit accumulated in prior years amount to USD511,506 accordingly. The change in effective tax rate did not give rise to any material impact on the Group’s consolidated balance sheets or consolidated statements of comprehensive loss due to the Group’s historical worldwide loss position and the full valuation allowance recorded against the Group’s net U.S. deferred tax assets.

Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years. Movement of valuation allowance is as follow:

	As of December 31,
	2019	2020	2021
Valuation allowance
Balance at beginning of the year	4,369,687	6,879,030	8,019,519
Additions	2,509,343	1,140,489	1,199,706
Balance at end of the year	6,879,030	8,019,519	9,216,725

The Group has tax losses arising in Mainland China of RMB22,247,463 that will expire in one to eight years for deduction against future taxable profit.

Loss expiring in 2022	43,246
Loss expiring in 2023	1,532,204
Loss expiring in 2024	3,307,450
Loss expiring in 2025	4,462,460
Loss expiring in 2026	4,884,362
Loss expiring in 2027	—
Loss expiring in 2028	2,683,178
Loss expiring in 2029	5,334,563
Total	22,247,463

The Group has tax losses arising in Hong Kong of RMB3,674,853 for which could be carried forward indefinitely against future taxable income. The Group has tax losses arising in United States of RMB22,655, RMB229,341, RMB745,183 and RMB1,728,310 that will expire in fourteen, fifteen, sixteen and infinite years for deduction against future taxable income.

Uncertain Tax Position

The Group did not identify any significant unrecognized tax benefits for each of the periods presented. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2021.

25.  Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2019, 2020 and 2021 as follows:

	For the Year Ended December 31,
	2019	2020	2021
Numerator:
Net loss	(11,295,652)	(5,304,082)	(4,016,949)
Accretion on redeemable non-controlling interests to redemption value	(126,590)	(311,670)	(6,586,579)
Net loss attributable to non-controlling interests	9,141	4,962	31,219
Net loss attributable to ordinary shareholders of NIO Inc. for basic/dilutive net loss per share	(11,413,101)	(5,610,790)	(10,572,309)
Denominator:
Weighted-average number of ordinary shares outstanding – basic and diluted	1,029,931,705	1,182,660,948	1,572,702,112
Basic and diluted net loss per share attributable to ordinary shareholders of NIO Inc.	(11.08)	(4.74)	(6.72)

For the years ended December 31, 2019, 2020 and 2021, the Company had potential ordinary shares, including non-vested restricted shares, option granted and Convertible Notes. As the Group incurred losses for the years ended December 31, 2020 and 2021, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. Such weighted average numbers of ordinary shares outstanding are as following:

	For the Year Ended December 31,
	2019	2020	2021
Restricted shares	459,199	—	1,358,110
Outstanding weighted average options granted	31,276,979	52,558,756	56,768,907
Convertible notes	92,512,382	183,942,782	45,323,169
Total	124,248,560	236,501,538	103,450,186

26.  Related Party Balances and Transactions

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of Entity or Individual	Relationship with the Company
Kunshan Siwopu Intelligent Equipment Co., Ltd.	Affiliate
Nanjing Weibang Transmission Technology Co., Ltd.	Affiliate
Suzhou Zenlead XPT New Energy Technologies Co., Ltd.	Affiliate
Wuhan Weineng Battery Assets Co., Ltd.	Affiliate
Xunjie Energy (Wuhan) Co., Ltd.	Affiliate
Beijing Bitauto Interactive Technology Co., Ltd.	Controlled by Principal Shareholder
Beijing Bit Ep Information Technology Co., Ltd.	Controlled by Principal Shareholder
Beijing Chehui Hudong Guanggao Co., Ltd.	Controlled by Principal Shareholder
Beijing Weixu Business Consulting Co., Ltd.	Controlled by Principal Shareholder
Beijing Xinyi Hudong Guanggao Co., Ltd.	Controlled by Principal Shareholder
Beijing Yiche Information Science and Technology Co., Ltd.	Controlled by Principal Shareholder
Beijing Yiche Interactive Advertising Co., Ltd.	Controlled by Principal Shareholder
Bite Shijie (Beijing) Keji Co., Ltd.	Controlled by Principal Shareholder
Huang River Investment Limited	Controlled by Principal Shareholder
Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd.	Controlled by Principal Shareholder
Serene View Investment Limited	Controlled by Principal Shareholder
Shanghai Weishang Business Consulting Co., Ltd.	Controlled by Principal Shareholder
Shanghai Yiju Information Technology Co., Ltd.	Controlled by Principal Shareholder
Tianjin Boyou Information Technology Co., Ltd.	Controlled by Principal Shareholder
Wistron Info Comm (Kunshan) Co., Ltd.	Subsidiary’s non-controlling shareholder
Xtronics Innovation Ltd.	Subsidiary’s non-controlling shareholder

In December 2020, Mr. Bin Li resigned as chairman of the Board in Beijing Bitauto Interactive Technology Co., Ltd Since then, Beijing Bitauto Interactive Technology Co., Ltd., Beijing Xinyi Hudong Guanggao Co., Ltd., Bite Shijie (Beijing) Keji Co., Ltd. and Beijing Chehui Hudong Guanggao Co., Ltd. were no longer controlled by Mr. Bin Li, and were no longer the Group's related parties.

(a) The Group entered into the following significant related party transactions:

(i) Provision of service

For the years ended December 31, 2019, 2020 and 2021, service income was primarily generated from property management and miscellaneous research and development services the Group provided to its related parties.

	For the Year Ended December 31,
	2019	2020	2021
Wuhan Weineng Battery Assets Co., Ltd.	—	38	56,095
Nanjing Weibang Transmission Technology Co., Ltd	2,417	1,523	1,586
Beijing Weixu Business Consulting Co., Ltd.	—	—	220
Shanghai Weishang Business Consulting Co., Ltd.	1,806	—	—
Total	4,223	1,561	57,901

(ii) Acceptance of advertising and IT support services

	For the Year Ended December 31,
	2019	2020	2021
Beijing Bit Ep Information Technology Co., Ltd.	3,627	4,159	4,533
Beijing Yiche Interactive Advertising Co., Ltd.	6,132	—	472
Tianjin Boyou Information Technology Co., Ltd.	264	1,594	217
Beijing Chehui Hudong Guanggao Co., Ltd.	29,599	92,356	—
Beijing Xinyi Hudong Guanggao Co., Ltd.	37,935	39,919	—
Beijing Yiche Information Science and Technology Co., Ltd.	466	280	—
Shanghai Yiju Information Technology Co., Ltd.	76	142	—
Bite Shijie (Beijing) Keji Co., Ltd.	1,664	47	—
Total	79,763	138,497	5,222

(iii) Cost of manufacturing consignment

	For the Year Ended December 31,
	2019	2020	2021
Suzhou Zenlead XPT New Energy Technologies Co., Ltd	132,511	174,680	89,286

(iv) Purchase of raw material, property and equipment

	For the Year Ended December 31,
	2019	2020	2021
Kunshan Siwopu Intelligent Equipment Co., Ltd.	7,982	22,797	876,510
Nanjing Weibang Transmission Technology Co., Ltd.	34,220	114,329	213,867
Xunjie Energy (Wuhan) Co., Ltd	—	460	67,350
Total	42,202	137,586	1,157,727

(v) Sales of goods

	For the Year Ended December 31,
	2019	2020	2021
Wuhan Weineng Battery Assets Co., Ltd.	—	290,135	4,138,187
Beijing Yiche Interactive Advertising Co.,Ltd.	—	1,453	485
Kunshan Siwopu Intelligent Equipment Co., Ltd.	—	—	370
Shanghai Weishang Business Consulting Co., Ltd.	—	—	157
Beijing Bit Ep Information Technology Co., Ltd	—	4,402	—
Beijing Bitauto Interactive Technology Co., Ltd.	—	1,974	—
Beijing Yiche Information Science and Technology Co., Ltd.	—	525	—
Total	—	298,489	4,139,199

(vi) Acceptance of R&D and maintenance service

	For the Year Ended December 31,
	2019	2020	2021
Kunshan Siwopu Intelligent Equipment Co., Ltd.	341	1,449	7,265
Xunjie Energy (Wuhan) Co., Ltd.	—	—	929
Suzhou Zenlead XPT New Energy Technologies Co., Ltd.	—	1,953	—
Total	341	3,402	8,194

(vii) Loan from related party

	For the Year Ended December 31,
	2019	2020	2021
Beijing Bitauto Interactive Technology Co., Ltd.	—	260,000	—
Beijing Changxing Information Technology Co., Ltd.	25,799	—	—
Total	25,799	260,000	—

In 2019, the Company signed a loan agreement with Beijing Changxing Information Technology Co., Ltd. for a loan of RMB25,799 at an interest rate of 15%. As of December 31, 2020, the loan has been fully repaid by the Company.

In 2020, the Company signed loan agreements with Beijing Bitauto Interactive Technology Co., Ltd. for an aggregate loan amount of RMB260,000 at an interest rate of 6%. As of December 31, 2021, the loans have been fully repaid by the Company.

(viii) Sale of raw material, property and equipment

	For the Year Ended December 31,
	2019	2020	2021
Wistron Info Comm (Kunshan) Co., Ltd.	725	358	—
Wuhan Weineng Battery Assets Co., Ltd.	—	120	—
Total	725	478	—

(ix) Convertible notes issued to related parties and interest accrual

	For the Year Ended December 31,
	2019	2020	2021
Huang River Investment Limited	920,914	22,018	15,316
Serene View Investment Limited	614,926	101,927	—
Total	1,535,840	123,945	15,316

(x) Purchase of equity investee

	Year Ended December 31,
	2019	2020	2021
Weilan (Note 10)	—	—	50,000

(b) The Group had the following significant related party balances:

(i) Amounts due from related parties

	As of December 31,
	2020	2021
Wuhan Weineng Battery Assets Co., Ltd.	118,779	1,563,757
Nanjing Weibang Transmission Technology Co., Ltd.	509	268
Weilan (Note 10)	50,000	—
Kunshan Siwopu Intelligent Equipment Co., Ltd.	617	—
Total	169,905	1,564,025

In 2017, the Group provided a loan with the amount of RMB 50,000, to Weilan, an entity controlled by a principal shareholder and also the executive of the Company. As of December 31, 2021, RMB50,000 of the loan has been fully repaid by Weilan.

(ii) Amounts due to related parties

	As of December 31,
	2020	2021
Kunshan Siwopu Intelligent Equipment Co., Ltd.	11,986	426,420
Suzhou Zenlead XPT New Energy Technologies Co., Ltd.	273,982	165,219
Nanjing Weibang Transmission Technology Co., Ltd.	51,687	58,025
Xunjie Energy (Wuhan) Co., Ltd.	513	32,186
Wistron Info Comm (Kunshan) Co., Ltd.	3,007	2,339
Beijing Bit Ep Information Technology Co., Ltd.	1,768	1,350
Xtronics Innovation Ltd.	1,493	1,161
Beijing Yiche Interactive Advertising Co.,Ltd.	—	500
Beijing Yiche Information Science and Technology Co., Ltd.	167	—
Total	344,603	687,200

(iii) Short-term borrowing and interest payable

	As of December 31,
	2020	2021
Huang River Investment Limited	3,391	381,785

(iv) Long-term borrowings and interest payable

	As of December 31,
	2020	2021
Huang River Investment Limited	531,507	—

27.  Commitment and Contingencies

(a) Capital commitments

Capital expenditures contracted for at the balance sheet dates but not recognized in the Group’s consolidated financial statements are as follows:

	As of December 31,
	2020	2021
Property and equipment	428,448	2,987,743
Leasehold improvements	54,911	392,910
Total	483,359	3,380,654

(b) Contingencies

Between March and July 2019, several putative securities class action lawsuits were filed against the Company, certain of the Company’s directors and officers, the underwriters in the IPO and the process agent, alleging, in sum and substance, that the Company’s statements in the Registration Statement and/or other public statements were false or misleading and in violation of the U.S. federal securities laws. Some of these actions have been withdrawn, transferred or consolidated. Currently, three securities class actions remain pending in the U.S. District Court for the Eastern District of New York (E.D.N.Y.), Supreme Court of the State of New York, New York County (N.Y. County), and Supreme Court of the State of New York, County of Kings (Kings County) respectively. In the E.D.N.Y. action, the Company and other defendants filed their Motion to Dismiss on October 19, 2020. Certain of the Company's directors and officers, who were named as defendants in this action, joined the company’s Motion. On August 12, 2021, the Court denied the Motion to Dismiss. The action has since proceeded to the discovery stage. The Company and other Defendants submitted their respective Answers to Plaintiffs’ Complaint on October 25, 2021, and will continue to proceed with the discovery process, subject to further negotiations with Plaintiffs regarding the scope, steps and timeline for the exchange of documents. In the New York county action, by an order dated March 23, 2021, the Court granted the plaintiffs' motion to lift the stay in favor of the federal action. Plaintiffs subsequently filed an amended complaint on April 2, 2021.The Company and other defendants filed a motion to dismiss on May 17, 2021. Briefing on the Motion to Dismiss was completed on August 2, 2021. The Court's decision on the Motion is pending. On October 4, 2021, the Court granted the Company and other Defendants' Motion to Dismiss. The Court dismissed Plaintiffs' claims with respect to the subsidy issue with prejudice (not permitting Plaintiffs to amend their claims), and dismissed Plaintiffs' claims with respect to the quality and design of ES8 without prejudice. Plaintiffs have not amended their claims by December 31, 2021. In the Kings County action, the judge has yet to be assigned and there has not been any major development. These actions remain in their preliminary stages. The Company is currently unable to determine any estimate of the amount or range of any potential loss, if any, associated with resolution of such lawsuits, if they proceed.

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business, such as disputes with landlords, suppliers, employees, etc. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any of such matters will have a material adverse effect on the consolidated balance sheets, comprehensive loss or cash flows on an individual basis or in the aggregate. As of December 31, 2020 and 2021, other than as disclosed above, the Group is not a party to any material legal or administrative proceedings.

28.  Subsequent Events

In March 2022, the Company, through its wholly owned subsidiary, consummated a selling of RMB1,030 million of asset-backed notes by issuing senior debt notes to investors.

In late March and April 2022, the Group’s vehicle production has been impacted by the supply chain volatilities and other constraints caused by a new wave of COVID-19 outbreaks in certain regions in China. The vehicle production has not reached full capacity of operations as of the date of issuance of financial statements. The Company will closely monitor the situation and its impact to the Company’s business and financial conditions.

29.  Parent Company (the “Company”) Only Financial Information

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the Company only.

The subsidiaries did not pay any dividends to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2021.

Condensed Balance Sheets

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	22,173,454	2,207,347	346,381
Restricted cash	—	1,123,596	176,317
Short-term investments	—	11,495,387	1,803,877
Amounts due from subsidiaries of Group	—	138,415	21,720
Amounts due from related parties	19,680	80	13
Prepayments and other current assets	34,664	91,252	14,319
Total current assets	22,227,798	15,056,077	2,362,627
Non-current assets:
Investments in subsidiaries and VIEs	10,540,521	30,541,632	4,792,649
Total non-current assets	10,540,521	30,541,632	4,792,649
Total assets	32,768,319	45,597,709	7,155,276
LIABILITIES
Current liabilities:
Amounts due to subsidiaries of the Group	246,800	25,348	3,978
Current portion of long-term borrowings	—	1,228,278	192,744
Accruals and other liabilities	101,750	179,765	28,209
Total current liabilities	348,550	1,433,391	224,931
Long-term borrowings	5,196,507	9,440,625	1,481,440
Deferred revenue	54,431	13,769	2,161
Total non-current liabilities	5,250,938	9,454,394	1,483,601
Total liabilities	5,599,488	10,887,785	1,708,532
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	2,205	2,418	379
Class B Ordinary Shares	220	220	35
Class C Ordinary Shares	254	254	40
Treasury shares	—	(1,849,600)	(290,243)
Additional paid in capital	78,880,014	92,467,072	14,510,101
Accumulated other comprehensive loss	(65,452)	(276,300)	(43,357)
Accumulated deficit	(51,648,410)	(55,634,140)	(8,730,211)
Total shareholders’ equity	27,168,831	34,709,924	5,446,744
Total liabilities and shareholders’ equity	32,768,319	45,597,709	7,155,276

Condensed Statements of Comprehensive Loss

	For the Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 2(e)
Operating expenses:
Selling, general and administrative	(97)	(7,463)	(4,735)	(743)
Total operating expenses	(97)	(7,463)	(4,735)	(743)
Loss from operations	(97)	(7,463)	(4,735)	(743)
Interest and investment income	4,212	10,086	61,292	9,618
Interest expense	(237,374)	(312,662)	(471,270)	(73,953)
Equity in loss of subsidiaries and VIEs	(11,076,907)	(5,089,371)	(3,632,893)	(570,081)
Other income	23,655	100,290	61,876	9,709
Loss before income tax expense	(11,286,511)	(5,299,120)	(3,985,730)	625,450
Income tax expense	—	—	—	—
Net loss	(11,286,511)	(5,299,120)	(3,985,730)	(625,450)
Accretion on redeemable non-controlling interests to redemption value	(126,590)	(311,670)	(6,586,579)	(1,033,578)
Net loss attributable to ordinary shareholders of NIO Inc.	(11,413,101)	(5,610,790)	(10,572,309)	(1,659,028)
Net loss	(11,286,511)	(5,299,120)	(3,985,730)	(625,450)
Total comprehensive loss	(11,454,851)	(5,161,524)	(4,196,578)	(658,537)
Accretion on redeemable non-controlling interests to redemption value	(126,590)	(311,670)	(6,586,579)	(1,033,578)
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(11,581,441)	(5,473,194)	(10,783,157)	(1,692,115)

Condensed Statements of Cash Flows

	For The Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash generated from/(used in) operating activities	438,465	(2,460,216)	(8,697)	(1,365)
CASH FLOWS FROM INVESTING ACTIVITIES
Net cash used in investing activities	(4,817,498)	(12,998,602)	(40,770,898)	(6,397,844)
CASH FLOWS FROM FINANCING ACTIVITIES
Net cash provided by financing activities	4,373,247	37,867,127	22,382,871	3,512,361
Effects of exchange rate changes on cash and cash equivalents	236	(246,484)	(445,786)	(69,953)
NET (DECREASE)/INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(5,550)	22,161,825	(18,842,510)	(2,956,801)
Cash, cash equivalents and restricted cash at beginning of the year	17,179	11,629	22,173,454	3,479,499
Cash, cash equivalents and restricted cash at end of the year	11,629	22,173,454	3,330,943	522,698

Basis of presentation

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries and VIEs.

For the company only financial information, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures.

Such investments are presented on the Balance Sheets as “Investments in subsidiaries and VIEs” and shares in the subsidiaries and VIEs’ loss are presented as “Equity in loss of subsidiaries and VIEs” on the Statements of Comprehensive Loss. The parent company only financial information should be read in conjunction with the Group’ consolidated financial statements.