Form 20-F
period 2022-12-31
NIO Inc.
filed 2023-04-28
CIK 1736541

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022.
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

Telephone: +8621-6908 2018

Email: ir@nio.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American depositary shares (each representing one Class A ordinary share),par value US$0.00025 per share	NIO	New York Stock Exchange
Class A ordinary shares, par value US$0.00025 per share	9866	The Stock Exchange of Hong Kong Limited
Class A ordinary shares, par value US$0.00025 per share	NIO	The Singapore Exchange Securities Trading Limited

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2022, there were (i) 1,570,605,680 Class A ordinary shares outstanding, par value US$0.00025 per share, and (ii) 148,500,000 Class C ordinary shares outstanding, par value US$0.00025 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes ☐ No

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

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. § 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

⌧ U.S. GAAP	☐	International Financial Reporting Standards as issued by the	☐	Other
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

INTRODUCTION

In this annual report on Form 20-F, or this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“ADAS” refers to advanced driver assistance system;
●	“ADRs” refer to the American depositary receipts that evidence the ADSs;
●	“ADSs” refer to our American depositary shares, each of which represents one Class A ordinary share;
●	“AI” refers to artificial intelligence;
●	“Anhui NIO AT” refers to Anhui NIO AI Technology Co., Ltd., one of the VIEs;
●	“Anhui NIO DT” refers to Anhui NIO Data Technology Co., Ltd., one of the VIEs;
●	“Beijing NIO” refers to Beijing NIO Network Technology Co., Ltd., one of the VIEs;
●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.00025 per share;
●	“Class B ordinary shares” refer to the Class B ordinary shares that we historically authorized and issued, par value US$0.00025 per share. All the authorized Class B ordinary shares were redesignated as Class A ordinary shares at the annual general meeting held on August 25, 2022;
●	“Class C ordinary shares” refer to our Class C ordinary shares, par value US$0.00025 per share;
●	“EVs” refer to electric passenger vehicles;
●	“FOTA” refers to firmware over-the-air;
●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;
●	“Hong Kong Listing Rules” refer to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;
●	“ICE” refers to internal combustion engine;
●	“Main Board of the Hong Kong Stock Exchange” refers to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;
●	“Main Board of the Singapore Exchange” refers to the stock market operated by The Singapore Exchange Securities Trading Limited;
●	“NEVs” refer to new energy passenger vehicles;

●	“NIO,” “we,” “us,” “our company,” and “our” refer to NIO Inc., our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information, include the VIEs, namely Beijing NIO, Anhui NIO AT and Anhui NIO DT, and their respective subsidiaries, where applicable;
●	“Ordinary shares” refer to our Class A ordinary shares and Class C ordinary shares, each of par value US$0.00025 per share;
●	“Relevant Period” refers to the period commencing from the date on which any of our shares first become secondary listed on the Hong Kong Stock Exchange to and including the date immediately before the day on which the secondary listing is withdrawn from the Hong Kong Stock Exchange;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“Singapore Exchange” refers to The Singapore Exchange Securities Trading Limited; and
●	“US$,” “dollars” or “U.S. dollars” refer to the legal currency of the United States.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.8972 to US$1.00, the exchange rate in effect as of December 30, 2022 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. Unless otherwise specified, the description of our vehicles, services and business models in this report refers to our business in China.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about our goals and growth strategies, our future business development, financial condition and results of operations, our expectations regarding demand for and market acceptance of our products and services, and assumptions underlying or related to any of the foregoing.

Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.       KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs

NIO Inc. is not an operating company in China but a Cayman Islands holding company with no equity ownership in its consolidated variable interest entities, or VIEs. We conduct our operations in China (i) primarily through our PRC subsidiaries, and (ii) to a much lesser extent, through the VIEs, namely Beijing NIO, Anhui NIO AT, and Anhui NIO DT, with each of which we maintain contractual arrangements. We have also established subsidiaries in the United States, Germany, the United Kingdom, Norway and other overseas jurisdictions to promote our services and businesses, entering into business contracts with offshore counterparties and holding overseas intellectual properties.

PRC laws and regulations (i) restrict and impose conditions on foreign investment in value-added telecommunication services, including without limitation, performing internet information services as well as holding certain related licenses; and (ii) prohibit foreign investment in certain services related to autonomous driving as well as the holding of relevant licenses by foreign entities. Additionally, in practice, subject to the qualifications set by China Banking and Insurance Regulatory Commission, or the CBIRC, for foreign shareholders of the insurance brokerage companies, the CBIRC typically would not approve the establishment of foreign-invested insurance brokerage companies which perform insurance brokerage services and hold certain related licenses. Accordingly, we operate these businesses in China through Beijing NIO, Anhui NIO AT, and Anhui NIO DT, or as referred to as the VIEs. We rely on contractual arrangements among our relevant PRC subsidiaries, the VIEs and their nominee shareholders to maintain a controlling financial interest as the primary beneficiary of each VIE (as defined in US GAAP, ASC 810). Under US GAAP we consolidate each VIE within our consolidated financial statements. Specifically, we operate value-added telecommunication services, including without limitation, performing internet information services, and hold certain related licenses, through Beijing NIO. We intend to obtain requisite licenses for certain supporting functions during the development of our autonomous driving technology through Anhui NIO AT. We intend to provide insurance brokerage services which are mainly vehicle-related and property-related and to hold the requisite licenses through Anhui NIO DT. As of the date of this annual report, these businesses are still in early stage. As used in this annual report, “NIO,” “we,” “us,” “our company,” and “our” refer to NIO Inc., our Cayman Islands holding company and its subsidiaries, and in the context of describing our operations and consolidated financial information, include the VIEs and their respective subsidiaries, where applicable.

The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIEs, as of the date of this annual report:

In April 2018, we, through one of our PRC subsidiaries, entered into a series of contractual arrangements with Beijing NIO and its shareholders, which were replaced by a new set of contractual arrangements we entered into with the same parties in April 2021. Further, in November 2022 and December 2022, we, through our respective PRC subsidiaries, entered into a series of contractual arrangements with each of Anhui NIO AT and Anhui NIO DT, respectively, and their respective shareholders, to conduct certain future operations in China. These contractual arrangements enable us to:

●	receive the economic benefits that could potentially be significant to the VIEs in consideration for the services provided by our subsidiaries;
●	exercise effective control over the VIEs; and
●	hold an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law.

These contractual agreements include an exclusive business cooperation agreement, exclusive option agreement, equity pledge agreement, loan agreement and power of attorney. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIEs and Their Shareholders.”

Beijing NIO, Anhui NIO AT and Anhui NIO DT, taking into account all of their respective business with or without foreign investment restrictions and prohibitions under PRC laws, did not contribute to our total revenues in 2020, 2021 and 2022. The VIEs provided services internally to our subsidiaries, and such services amounted to RMB0.2 million, RMB0.6 million and RMB89.2 million (US$12.9 million) for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2020, 2021 and 2022, none of Beijing NIO, Anhui NIO AT and Anhui NIO DT had significant operations or any material assets or liabilities.

Holdings of our ADSs and Class A ordinary shares are not holding equity interests in the VIEs in China but instead are holding equity interests in a holding company incorporated in the Cayman Islands. We do not have any equity interests in the VIEs. However, as a result of contractual arrangements, we have a controlling financial interest over and are considered the primary beneficiary of each of the VIEs, and we have consolidated the financial results, pursuant to US GAAP, each of these entities in our consolidated financial statements. However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs and we may incur substantial costs to enforce the terms of the arrangements. If the VIEs or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over the VIEs. Furthermore, if we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of the VIEs in our financial statements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders to hold a controlling financial interest as the primary beneficiary over each VIE and its related business, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIEs have conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to contractual arrangements will be adopted or if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. Our Cayman Islands holding company, our PRC subsidiaries and VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

Permissions Required from the PRC Authorities for Our Operations

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and VIEs have obtained the requisite licenses and permits from the PRC government authorities that are material for the main business operations of our holding company, our PRC subsidiaries and the VIEs in China, including, among others, a license for conducting Internet content provision services, or the ICP license, and the insurance brokerage license. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business operations in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulations on internet-related business, automotive businesses and other business carried out by our PRC subsidiaries and VIEs.”

Meanwhile, the PRC government has recently sought to exert more oversight and control over capital raising activities of listed companies that are conducted overseas and/or foreign investment in China-based issuers. In December 2021, the Cyberspace Administration of China, or the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators that conduct data process activities must be subject to the cybersecurity review if their activities affect or may affect national security. On February 17, 2023, China Securities Regulatory Commission, or the CSRC, released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines (collectively, the “Overseas Listing Filing Rules”), which were formally implemented on March 31, 2023. According to the Overseas Listing Filing Rules, domestic enterprises like us that have completed overseas listings are not required to file with CSRC immediately, but shall carry out filing procedures as required if we conduct refinancing or fall within other circumstances that require filing with the CSRC. Any failure to obtain or delay in obtaining such approval or completing such procedures could subject us to restrictions and penalties imposed by the CSRC, the CAC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our offshore offerings into China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or filing.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board (United States), or the PCAOB, for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed NIO Inc. as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

NIO Inc. is a holding company with no material operations of its own. We conduct our operations in China (i) primarily through our PRC subsidiaries, and (ii) to a much lesser extent, the VIEs. As a result, although other means are available for us to obtain financing at the holding company level, NIO Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by the VIEs in China. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to NIO Inc. In addition, our PRC subsidiaries are permitted to pay dividends to NIO Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Holding Company Structure”.

Under PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange of the PRC, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership, totaling RMB20,656.8 million, RMB38,902.1 million and RMB40,720.9 million (US$5,904.0 million) as of December 31, 2020, 2021 and 2022, respectively, and the net assets of the VIEs that are restricted was nil, nil and RMB50.0 million (US$7.2 million) as of December 31, 2020, 2021 and 2022, respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business”.

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

(3)

The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or the FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

Under PRC law, NIO Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. NIO Inc. and its subsidiaries extended loans to the nominee shareholders of the VIEs for their investment in the VIEs, with outstanding principal amount of RMB19.7 million, RMB0.08 million and RMB50.09 million (US$7.26 million) as of December 31, 2020, 2021 and 2022, respectively. In addition, NIO Inc. and its subsidiaries also extended loans to the VIEs for operations with outstanding principal amount of nil, RMB7.0 million and RMB32.8 million (US$4.7 million) as of December 31, 2020, 2021 and 2022, respectively.

Pursuant to the exclusive business cooperation agreements dated April 19, 2018 and April 12, 2021, respectively, between NIO Co., Ltd., or Shanghai NIO, a wholly-owned subsidiary of our company, and Beijing NIO, Shanghai NIO may adjust the payment time and payment method of the service fees, and Beijing NIO will accept any such adjustment. For the years ended December 31, 2020, 2021 and 2022, no service under the contractual arrangements was provided by Shanghai NIO and no service fee was paid by Beijing NIO to Shanghai NIO accordingly. We intend to determine the amount of service fee and payment method based on the working capital needs of Shanghai NIO and Beijing NIO, and settle such service fees accordingly in the future. Pursuant to a separate service agreement, for the years ended December 31, 2020, 2021 and 2022, Shanghai NIO paid Beijing NIO RMB0.2 million, RMB0.6 million and RMB0.7 million (US$0.1 million) for services provided by Beijing NIO.

Pursuant to the exclusive business cooperation agreement dated November 30, 2022 between Anhui NIO Autonomous Driving Technology Co., Ltd., or Anhui NIO AD, a wholly-owned subsidiary of our company, and Anhui NIO AT, Anhui NIO AD may adjust the payment time and payment method of the service fees, and Anhui NIO AT will accept any such adjustment. For the year ended December 31, 2022, no service under the contractual arrangements was provided by Anhui NIO AD and no service fee was paid by Anhui NIO AT to Anhui NIO AD accordingly. We intend to determine the amount of service fee and payment method based on the working capital needs of Anhui NIO AD and Anhui NIO AT, and settle such service fees accordingly in the future. Pursuant to a separate service agreement, for the years ended December 31, 2020, 2021 and 2022, Anhui NIO AD paid Anhui NIO AT RMB nil, RMB nil and RMB70.1 million (US$10.2 million) for services provided by Anhui NIO AT.

Pursuant to the exclusive business cooperation agreement dated December 12, 2022 between NIO Holding Co., Ltd., or NIO China, a PRC subsidiary in which we hold 92.114% controlling equity interests, and Anhui NIO DT, NIO China may adjust the payment time and payment method of the service fees, and Anhui NIO DT will accept any such adjustment. For the year ended December 31, 2022, no service under the contractual arrangements was provided by NIO China and no service fee was paid by Anhui NIO DT to NIO China accordingly. We intend to determine the amount of service fee and payment method based on the working capital needs of NIO China and Anhui NIO DT, and settle such service fees accordingly in the future.

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

As of December 31, 2020, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022, none of Beijing NIO, Anhui NIO AT and Anhui NIO DT had significant operations or any material assets or liabilities. As a result, the financial information related to the consolidated VIEs were insignificant to our consolidated financial statements.

A.          [Reserved]

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

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale is still evolving;
●	We have not been profitable, and only generated positive cash flows from operations in certain periods;
●	Our business, financial condition and results of operations may be adversely affected by the COVID-19 pandemic;
●	We have a limited operating history and face significant challenges as a new entrant into our industry;
●	Manufacturing in collaboration with partners is subject to risks;
●	The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for electric vehicles and domestically produced vehicles could have a material adverse effect on our business, financial condition, operating results and prospects;
●	Our vehicles may not perform in line with customer expectations;
●	Any delays in the manufacturing and launch of the commercial production vehicles in our pipeline could have a material adverse effect on our business;
●	We may face challenges providing our power solutions;
●	Our services may not be generally accepted by our users. If we are unable to provide good customer service, our business and reputation may be materially and adversely affected;
●	We are dependent on our suppliers, many of whom are our single source suppliers for the components they supply;
●	We rely on Battery Asset Company to work together with us to provide Battery as a Service to our users. If Battery Asset Company fails to achieve smooth and stable operations, our Battery as a Service and reputation may be materially and adversely affected; and
●	Our business is subject to a variety of laws, regulations, rules, policies and other obligations regarding cybersecurity, privacy, data protection and information security. Any failure to comply with these laws, regulations and other obligations or any losses, unauthorized access or releases of confidential information or personal data could subject us to significant reputational, financial, legal and operational consequences.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China (i) primarily through our PRC subsidiaries, and (ii) to a much lesser extent, the VIEs with which we maintain contractual arrangements. Investors in our ADSs and Class A ordinary shares thus are not purchasing equity interests in the VIEs in China but instead are purchasing equity interests in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group;
●	We rely on contractual arrangements with the VIEs and their shareholders to exercise a controlling financial interest as the primary beneficiary over each VIE and its related business, which may not be as effective as direct ownership in providing operational control;
●	Our ability to enforce the equity pledge agreements between us and the VIEs’ shareholders may be subject to limitations based on PRC laws and regulations; and
●	The shareholders of the VIEs have conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

We face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Changes in China’s political or social conditions or government policies could have a material and adverse effect on our business and results of operations;
●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us”;
●	The PRC government’s significant authority in regulating our operations and its oversight and control over capital raising activities of listed companies conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs”;
●	The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or filing;
●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulations on internet-related business, automotive businesses and other business carried out by our PRC subsidiaries and VIEs;

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections; and
●	Our ADSs may be prohibited from being traded in the United States under the HFCAA in the future if the PCAOB determines that it is unable to inspect or investigate completely auditor located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Risks Related to Our ADSs and Class A Ordinary Shares

In addition to the risks described above, we are subject to risks related to our ADSs and Class A ordinary shares:

●	We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange;
●	If we change the listing venue of our securities, including delisting from the New York Stock Exchange, the Hong Kong Stock Exchange, or the Singapore Exchange, you may lose the shareholder protection mechanisms afforded under the regulatory regimes of the applicable securities exchange;
●	The trading prices of our listed securities have been and are likely to continue to be, volatile, which could result in substantial losses to investors;
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares and/or ADSs, the market price for our Class A ordinary shares and/or ADSs and trading volume could decline; and
●	Our dual-class voting structure will limit the holders of our Class A ordinary shares and ADSs to influence corporate matters, provide certain shareholders of ours with substantial influence and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

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

Currently, our product portfolio consists of the ES8, a six-seater smart electric flagship SUV, the ES7 (or the EL7), a mid-large five-seater smart electric SUV, the ES6, a five-seater all-round smart electric SUV, the EC7, a five-seater smart electric flagship coupe SUV, the EC6, a five-seater smart electric coupe SUV, the ET7, a smart electric flagship sedan, and the ET5, a mid-size smart electric sedan. Our vehicles may not meet customer expectations and our future models may not be commercially viable. Historically, automobile customers have expected auto companies to periodically introduce new and improved vehicle models. In order to meet these expectations, we may be required to introduce new vehicle models and enhanced versions of existing vehicle models. To date, we have limited experience designing, testing, manufacturing, marketing and selling our electric vehicles and therefore cannot assure you that we will be able to meet customer expectations.

Any of the foregoing could have a material adverse effect on our results of operations and growth prospects.

We have not been profitable, and only generated positive cash flows from operations in certain periods.

We have not been profitable since our inception, and only generated positive cash flows from operations in certain periods. We incurred net losses of RMB5,304.1 million, RMB4,016.9 million and RMB14,437.1 million (US$2,093.2 million) for the years ended December 31, 2020, 2021 and 2022, respectively. In addition, although we generated positive operating cash flows in 2020 and 2021, we had negative operating cash flows of RMB3,866.0 million (US$560.5 million) in 2022.

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

We have made significant up-front investments in research and development, service network, and sales and marketing to rapidly develop and expand our business. We expect to continue to invest significantly in research and development and sales and service network, and in production capacity expansion, to further develop and expand our business, and these investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all. For example, we are working on the development of electric vehicles targeting the mass market, autonomous driving technologies and smart devices. We cannot assure you that we will be able to compete successfully against existing or future competitors in those new areas.

We may continue to record net losses and negative operating cash flows in the near future. We may not generate sufficient revenues or we may incur substantial losses for a number of reasons, including lack of demand for our vehicles and services, increasing competition, challenging macro-economic environment due to the COVID-19 pandemic, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenue or achieving profitability. If we are unable to achieve profitability, we may have to reduce the scale of our operations, which may impact our business growth and adversely affect our financial condition and results of operations. In addition, our continuous operation depends on our capability to improve operating cash flows as well as our capacity to obtain sufficient external equity or debt financing. If we do not succeed in doing so, we may have to limit the scale of our operations, which may limit our business growth and adversely affect our financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by the COVID-19 pandemic.

Since the beginning of 2020, the COVID-19 pandemic has resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China and the world. Our operations experienced disruptions, such as temporary closure of our offices and/or those of our customers or suppliers and suspension of services, resulting in a reduction of vehicles manufactured and delivered, which affected our business, financial condition, results of operations and cash flow. In particular, in late March and April 2022, our vehicle production was impacted by the supply chain volatilities and other constraints caused by a new wave of COVID-19 outbreaks in certain regions in China. Our results of operations have been and could continue to be adversely affected to the extent the COVID-19 pandemic or any other epidemic harms the Chinese economy in general. In addition, the ongoing global pandemic may adversely affect the supply chains, which in turn may materially and adversely affect our business and results of operations. The global pandemic may also delay the execution of our overseas market expansion plan. Further, to the extent the COVID-19 pandemic adversely affects our business and financial results, it has and may continue to have the effect of heightening many of the other risks described in this annual report, such as those relating to our level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

There has been an easing of the travel restrictions and quarantine requirements related to COVID-19 in China since December 2022. Shortly after that, there were surges of cases in many cities during this time which caused impacts to certain of our customers and/or suppliers in locations where we have service centers and vehicle delivery centers, which have adversely affected our business, financial condition, results of operations and cash flows. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the success or failure of efforts to contain or treat cases, and future actions we or the authorities may take in response to these developments. Even if the economic impact of COVID-19 recedes, the pandemic could have a lingering, long-term effect on business activities and consumption behavior. There is no assurance that we will be able to adjust our business operations to adapt to these changes and the increasingly complex environment in which we operate. Consequently, the COVID-19 pandemic may continue to adversely affect our business, financial condition and results of operations in the current and future years.

We have a limited operating history and face significant challenges as a new entrant into our industry.

We were formed in 2014 and began making deliveries to the public of our first volume manufactured vehicle in June 2018. Our current product portfolio consists of the ES8, the ES7 (or the EL7), the ES6, the EC7, the EC6, the ET7 and the ET5.

You should consider our business and prospects in light of the risks and challenges we face as a new entrant into our industry, including, among other things, with respect to our ability to:

●	design and produce safe, reliable and quality vehicles on an ongoing basis;
●	build a well-recognized and respected brand;
●	establish and expand our customer base;
●	successfully market our vehicles and services;
●	properly price our products and services, and successfully anticipate the sales volume of our vehicle products and the take-rate of services provided to users;
●	improve and maintain our operational efficiency;
●	maintain a reliable, secure, high-performance and scalable technology infrastructure;
●	attract, retain and motivate talented employees;
●	anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape; and

●	navigate an evolving and complex regulatory environment.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

We have limited experience to date in high volume manufacturing of our electric vehicles. We cannot assure you that we will be able to develop efficient, automated, cost-efficient manufacturing capability and processes, and reliable sources of component supply that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes required to successfully sell our current and future vehicle models in a large scale.

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

We partner with Jianghuai Automobile Group Ltd., or JAC, a major state-owned automobile manufacturer in China, for the joint manufacturing of our vehicles. JAC jointly manufactures with us all of our current vehicle models, including the ES8, the ES7 (or the EL7), the ES6, the EC7, the EC6, the ET7 and the ET5, in the first advanced manufacturing base, or the F1 Plant, and the second advanced manufacturing base, or the F2 Plant, and will jointly manufacture with us our other vehicle models in the F2 Plant. For the years ended December 31, 2020, 2021 and 2022, we paid JAC for each vehicle produced on a per-vehicle basis monthly.

Pursuant to the joint manufacturing arrangements we entered into with JAC, as amended and renewed, JAC and us jointly manufacture a series of our vehicle models in the F1 Plant. We are in charge of vehicle development and engineering, supply chain management, manufacturing techniques and quality management and assurance. Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd., or Jianglai, a joint venture for operation management established by JAC and us, who joined as a party to the joint manufacturing arrangements in May 2021, is responsible for parts assembly and operation management. Pursuant to the manufacturing cooperation agreements we entered into with JAC in September 2022, JAC will jointly manufacture with us the ET5 and potentially our other vehicle models in the F2 Plant. We will be in charge of relevant trademarks and related technologies license, vehicle specifications, parameters and option requirements, as well as raw materials supply. In relation to the manufacturing cooperation agreements, we also entered into an assets transfer agreement and its supplementary agreement with JAC on December 23, 2022, under which we would transfer to JAC certain equipment and other assets.

Collaboration with third parties for the manufacturing of vehicles is subject to operational risks that may be beyond our control. We could experience production and delivery delays to the extent our partners do not meet agreed-upon timelines or experience capacity constraints. The volume of vehicles manufactured could fall short of expectation if there is any adverse change in our partners’ liquidity position or overall operations that causes their inability to meet their contractual manufacturing obligations. There is risk of potential disputes with partners, and we and our brand image could be affected by adverse publicity or public sentiment towards our partners whether or not such publicity or public sentiment is related to their collaboration with us. In addition, although we are involved in each step of the supply chain and manufacturing process, given that we also rely on our partners to meet our quality standards, there can be no assurance that we will successfully maintain quality standards.

Our joint manufacturing arrangement with JAC for the vehicle manufacturing in the F1 plant will expire in May 2024, and our manufacturing cooperation agreement with JAC for the vehicle manufacturing in the F2 plant will expire in September 2025, upon which, respectively, we will need to renew the relevant contract with JAC or locate other manufacturing partners. We may be unable to enter into new agreements or extend existing agreements with JAC and other third-party manufacturing partners on terms and conditions acceptable to us. If that happens, we may need to significantly enhance our own production capacity, and there is substantial uncertainty on our ability to achieve that and the timetable related thereto. The expense and time required to complete any transition, and to assure that vehicles manufactured at facilities of new third-party partners, or at our own facilities if we choose to enhance our own production capacity, comply with our quality standards and regulatory requirements, may be greater than anticipated.

The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for electric vehicles and domestically produced vehicles could have a material adverse effect on our business, financial condition, operating results and prospects.

Our growth has benefited significantly from the government subsidies, economic incentives and government policies that support the growth of new energy vehicles. Favorable government incentives and subsidies in China include one-time government subsidies, exemption from vehicle purchase tax, exemption from license plate restrictions in certain cities, preferential utility rates for charging facilities and more. Changes in government subsidies, economic incentives and government policies to support NEVs could adversely affect the results of our operations.

China’s central government provided subsidies for purchases of certain NEVs until 2022 and reviews and further adjusts the subsidy standard on an annual basis. We have seen a general decrease in the amount of government subsidies available to purchase of NEVs in recent years. For example, the 2020 subsidy standard, effective from April 23, 2020, reduces the base subsidy amount in general by 10% for each NEV, and sets subsidies for around two million vehicles as the upper limit of annual subsidy scale. The 2022 subsidy standard was further reduced by 30% compared to the standard of 2021. In addition, the subsidy policy for the purchase of NEVs in 2022 was terminated on December 31, 2022, and that subsidy will no longer be granted to vehicles where car licenses are issued after December 31, 2022. We believe that our sales performance in 2020, 2021 and 2022 was negatively affected by the reduction in the subsidy standard to some extent. The termination of government subsidies starting from the end of 2022 could further affect our sales performance in 2023.

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

Apart from vehicle purchase subsidies, China’s central government has adopted an NEV credit scheme that incentivizes OEMs to increase the production and sale of NEVs. Excess positive NEV credits (“automotive regulatory credits”) are tradable and may be sold to other enterprises through a credit trading scheme established by the Ministry of Industry and Information Technology of the PRC, or the MIIT. For further information relating to automotive regulatory credits, please refer to “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Parallel Credits Policy on Vehicle Manufacturers and Importers.” We have earned positive NEV credits through manufacturing new energy vehicles and sold some of our excess positive NEV credits to other vehicle manufacturers or importers. We generated revenue from the sale of automotive regulatory credits totaled RMB67.3 million (US$9.8 million) in 2022. The credits earned are calculated based on the formula published by the MIIT, which is dependent on various metrics such as vehicle mileage and battery energy efficiency. There is no guarantee that we will continue to earn a similar level or amount of credits going forward. Moreover, as the prices for automotive regulatory credits are subject to market demand, which affects the amount of regulatory credits generated by other vehicle manufacturers during a given period, we cannot assure you that we will continue to sell our automotive regulatory credits at the current price or a higher price. Any changes in government policies to restrict or eliminate such automotive regulatory credits trading could adversely affect our business, financial condition and results of operations.

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

Furthermore, our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. We have delivered vehicles based on NIO Technology Platform 2.0, or NT2.0, with certain features of the NAD, our next generation, proprietary full stack autonomous driving technology, and plan to gradually turn on more features of the NAD. We cannot assure you that the NAD will ultimately perform in line with expectations. Our vehicles use a substantial amount of software code to operate and software products are inherently complex and often contain defects and errors when first introduced.

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

We provide our users with comprehensive power solutions. We install home chargers for users upon our users’ requests where practicable, and provide other solutions, including battery swapping, supercharging, charging through publicly accessible charging infrastructure and charging using our fast-charging vans. Our users are able to use our One Click for Power valet charging service where their vehicles are picked up, charged and then returned. For each of our vehicle models, we currently offer two battery options: (i) the 70 kWh and 75 kWh battery, or the Standard Range Battery; (ii) the 100 kWh battery, or the Long Range Battery. In January 2021, we announced the 150 kWh battery, or the Ultra-long Range Battery, with the next generation battery technology. We expect to deliver the Ultra-long Range Battery in 2023. We have experienced delay in delivering our power solutions in the past, and we cannot assure you that such delay will not occur again in the future.

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

We aim to provide users with a good customer service experience, including by providing our users with access to a full suite of services conveniently through our mobile application and vehicle applications. In addition, we seek to engage with our users on an ongoing basis using online and offline channels, in ways which are non-traditional for automakers. We are also expanding our service scope to meet our users’ evolving demands. For example, in January 2021, we launched NIO Certified, our official used car business, where our users can sell their NIO vehicles to us and we will resell them for value. We have established a nationwide used vehicle business network, covering services including vehicle inspection, evaluation, acquisition and sales. In addition, we have also started to offer auto financing arrangements to our users directly through our subsidiary, NIO Financial Leasing Co., Ltd., in late 2020. New service offerings will subject us to unknown risks. We cannot assure you that our services, including our service package and energy package, our power solution services, our used car service, our auto financing services or our efforts to engage with our users using both our online and offline channels, will be successful, which could impact our revenues as well as our customer satisfaction and marketing.

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

Reservations for our vehicles are subject to cancellation by the customer until delivery of the vehicle. We have experienced cancellations in the past. While we require a deposit of less than 2.0% of the manufacturer’s suggested retail price, or the MSRP, such deposit becomes non-refundable after a certain period of time upon which the reservation will be automatically confirmed. Notwithstanding the non-refundable deposit, our users may still cancel their reservations for many reasons outside of our control. The potentially long wait from the time a reservation is made until the time the vehicle is delivered could also impact user decisions on whether to ultimately make a purchase, due to potential changes in preferences, competitive developments and other factors. If we encounter delays in the delivery our current or future vehicle models, we believe that a significant number of reservations may be cancelled. As a result, no assurance can be made that reservations will not be cancelled and will ultimately result in the final purchase, delivery, and sale of the vehicle. Such cancellations could harm our financial condition, business, prospects and operating results.

The automotive market is highly competitive, and we may not be successful in competing in this industry.

The automotive market is highly competitive and we expect it will become more competitive in the future as additional players enter into this market. We compete with ICE vehicles as well as new energy vehicles. Many of our current and potential competitors, particularly international competitors, have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, promotion, sale and support of their products. We expect competition in our industry to intensify in the future in light of increased demand and regulatory push for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include, among others, product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect our business, financial condition, operating results and prospects. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and our market share. There can be no assurance that we will be able to compete successfully in our markets. If our competitors introduce new vehicles or services that successfully compete with or surpass the quality or performance of our vehicles or services at more competitive prices, we may be unable to satisfy existing customers or attract new customers at the price levels that would allow us to generate attractive rates of return on our investment.

Furthermore, our competitive advantage as the company with the first-to-market and leading EV volume-manufactured domestically in China will be severely compromised if our competitors begin making deliveries earlier than expected, or offer more favorable price than we do.

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

We face challenges and risks associated with expanding our business and operations globally into new geographic markets. For example, following our entry into the Norwegian market in 2021, we announced our provision of products and services for Germany, the Netherlands, Denmark, and Sweden in October 2022. New geographic markets may have competitive conditions, user preferences, and discretionary spending patterns that are more difficult to predict or satisfy than our existing markets. In certain markets, we have relatively little operating experience and may not benefit from any first-to-market advantages or otherwise succeed. We may also face protectionist policies that could, among other things, hinder our ability to execute our business strategies and put us at a competitive disadvantage relative to domestic companies. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, the local users, as well as their more established local brand names, requiring us to build brand awareness in that market through greater investments in advertising and promotional activity. International expansion may also require significant capital investment, which could strain our resources and adversely impact current performance, while adding complexity to our current operations. We are subject to PRC law in addition to the laws of the foreign countries in which we operate. If any of our overseas operations, or our associates or agents, violate such laws, we could become subject to sanctions or other penalties, which could negatively affect our reputation, business and operating results.

In addition, we may face operational issues that could have a material adverse effect on our reputation, business and results of operations, if we fail to address certain factors including, but not limited to, the following:

●	lack of acceptance of our products and services, and challenges of localizing our offerings to appeal to local tastes;
●	conforming our products to regulatory and safety requirements and charging and other electric infrastructures;
●	failure to attract and retain capable talents with international perspectives who can effectively manage and operate local businesses;
●	challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them;
●	availability, reliability and security of international payment systems and logistics infrastructure;
●	challenges of maintaining efficient and consolidated internal systems, including technology infrastructure, and of achieving customization and integration of these systems with the other parts of our technology platform;
●	challenges in replicating or adapting our company policies and procedures to operating environments different from that of China;
●	national security policies that restrict our ability to utilize technologies that are deemed by local governmental regulators to pose a threat to their national security;
●	the need for increased resources to manage regulatory compliance across our international businesses;
●	compliance with privacy laws and data security laws and compliance costs across different legal systems;
●	heightened restrictions and barriers on the transfer of data between different jurisdictions;
●	differing, complex and potentially adverse customs, import/export laws, tax rules and regulations or other trade barriers or restrictions related compliance obligations and consequences of non-compliance, and any new developments in these areas;
●	business licensing or certification requirements of the local markets;
●	challenges in the implementation of BaaS and other innovative business models in countries and regions outside of China;
●	exchange rate fluctuations;
●	political instability and general economic or political conditions in particular countries or regions, including territorial or trade disputes, war and terrorism; and
●	significant capital required for entering into new geographical markets, including cost of promoting NIO brand in the new markets, building sales and services networks and power infrastructures.

Failure to manage these risks and challenges could negatively affect our ability to expand our business and operations overseas as well as materially and adversely affect our business, financial condition and results of operations.

We face challenges in developing our subscription business and leasing programs in the new markets, and our vehicles used for our subscription may be stolen, damaged or destroyed before being returned to us, or our car leasing partners may run into operational difficulties, which could negatively impact our business, financial condition, results of operations and prospectus.

We began to offer subscription offerings in Germany, the Netherlands, Denmark and Sweden starting from October 2022, which requires significant capital. We may incur losses or otherwise fail to introduce the service successfully. For example, we may incur insufficient utilization rate of our fleets under the subscription offering and therefore only generate lower-than-expected revenue. We also face risks in connection with the expansion of our customer base in Europe through our subscription offering. For example, customers of our vehicle subscription may have a higher-than-expected rate of default due to macroeconomic factors or if we fail to correctly assess their creditworthiness, which would result in increased costs incurred by our company.

In addition, we cooperate with partners in European market who engage in car leasing business. We sell vehicles to the car leasing partners who will then lease the cars purchased from us to the end customers. As such customers would use NIO vehicles and enjoy certain NIO services, such as using NIO app and entering into NIO House, if our car leasing partners run into any operational difficulties, our users’ experience may be negatively affected, our brand name could be compromised.

Furthermore, given that our vehicles are typically stored in unroofed parking lots under the vehicle subscription offering, force majeure events such as flooding, fires or hail may affect a large number of our vehicles. This type of parking lot also has an increased risk of theft or vandalism. Such events may cause us to incur large, uninsured damages, deprive us of a significant portion of our inventory and reduce customer satisfaction if we cannot deliver subscribed vehicles. In addition, vehicles provided to customers under our vehicle subscription service may be stolen, damaged or destroyed before being returned to us. While we carry insurance for our vehicles, the insurance coverage may not be sufficient.

As of December 31, 2022, our subscription business and leasing programs were not material. However, with the expansion of the subscription business and leasing programs in the future, any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to the risk of a decrease in the residual value of used vehicles under our subscription offering.

As the actual owner of the vehicles under the subscription offering, we are exposed to the risk that the subscription value of our existing vehicles could decrease after new vehicle models are released, which will reduce our asset value. We are also exposed to the risk that the market value of the vehicles returned at the end of the relevant subscription term may be lower than the calculated residual value at the time the relevant subscription contract was entered into, which may in turn increases the likelihood that the future subscription price for the returned vehicle turns out to be lower than expected. A decline in the value of used vehicles can be caused by a broad range of external factors affecting the vehicle market, including adverse changes in customer confidence and preferences, economic conditions, government policies, exchange rates, marketing programs, price pressure in the new vehicle, the actual or perceived safety or reliability of vehicles, the price of raw materials regained from recycling or scrapping, or technological developments.

Uncertainties may also exist regarding the internal methods for calculating residual values. Although we continuously employ residual value models and monitor used vehicle prices, demand and supply trends and other factors to forecast residual values, the assumptions on which residual value assessments are based may prove to be incorrect. In addition, in the case that actual residual values, due to changes in market or regulatory conditions, turn out to be lower than the amounts calculated for our subscription pricing, provisions for residual value risk may be insufficient. Similarly, if the market value of the used cars decreases, we may have to record write-downs beyond its existing reserves for used vehicle inventory risk. Finally, a significant decrease in the value of used vehicles may create pricing pressure for our new car business if customers are not willing to pay significantly higher prices in monthly subscription payments as a consequence of decreased residual values.

As a result of the above factors, with the expansion of the subscription business in the future, if the market value of the used vehicles under our subscription service is significantly below our estimate, it may have a material adverse effect on our business, assets, results of operations, financial condition and prospects.

Our industry and its technology are rapidly evolving and may be subject to unforeseen changes. Developments in alternative technologies or improvements in the internal combustion engine may materially and adversely affect the demand for our electric vehicles.

We operate in China’s electric vehicle market, which is rapidly evolving and may not develop as we anticipate. We face unanticipated risks such as the increase of lithium price, which may reduce the demand of battery electric vehicle and negatively impact on our business. Also, the regulatory framework governing the industry is currently uncertain and may remain uncertain for the foreseeable future. As our industry and our business develop, we may need to modify our business model or change our services and solutions. These changes may not achieve expected results, which could have a material adverse effect on our results of operations and prospects.

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

We have required significant capital to develop and grow our business, including entering into more markets, developing our products as well as building our brands. We expect to incur significant costs which will impact our profitability, including research and development expenses as we roll out new models and improve existing models, raw material procurement costs and selling and distribution expenses as we build our brand and market our vehicles. In addition, we may incur significant costs in connection with our services, including providing power solutions and honoring our commitments under our service package. Our ability to become profitable in the future will not only depend on our ability to successfully market our vehicles and other products and services but also to control our costs. If we are unable to cost efficiently design, manufacture, market, sell and distribute and service our vehicles and services, our margins, profitability and prospects will be materially and adversely affected.

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

In the long term, we intend to supplement cells from our suppliers with cells manufactured by us, which are customized to meet our specific requirements. However, our efforts to develop and manufacture such battery cells have required, and may continue to require, significant investments, and there can be no assurance that we will always be able to achieve these targets in the timeframes that we have planned or at all. If we are unable to do so, we may have to curtail our planned vehicle production or procure additional cells from suppliers at potentially greater costs, either of which may harm our business and operating results.

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

Each of our vehicle models uses a great amount of purchased parts from suppliers, many of whom are currently our single source suppliers for these components, and we expect that this will be similar for any future vehicle we may produce. The supply chain exposes us to multiple potential sources of delivery failure or component shortages. While we obtain components from multiple sources whenever possible, similar to other players in our industry, many of the components used in our vehicles are purchased by us from a single source. To date, we have not qualified alternative sources for most of the single sourced components used in our vehicles and we do not maintain long-term agreements with some of our single source suppliers.

Furthermore, qualifying alternative suppliers or developing our own replacements for certain highly customized components of our vehicles, may be time-consuming and costly. Any disruption in the supply of components, whether or not from a single source supplier, could temporarily disrupt the production of our vehicles until an alternative supplier is fully qualified by us or is otherwise able to supply us with the required material. There can be no assurance that we would be able to successfully retain alternative suppliers or supplies on a timely basis, on acceptable terms or at all. Changes in business conditions, force majeure and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components to us on a timely basis. For example, the global supply constraint of semiconductor chips had negatively impacted our production activity and volume, as a result of which, we temporarily suspended the vehicle production activity in the F1 Plant for five working days starting from March 29, 2021. In May 2021, our vehicle delivery was adversely impacted for several days due to the volatility of semiconductor supply and certain logistical adjustments. In April 2022, we suspended our vehicle production as a result of the component shortages. In July 2022, the production of our ET7 and EC6 was constrained by the short supply of casting parts. In addition, the COVID-19 pandemic has brought substantial supply chain volatilities relating to the components that are essential to our vehicle production. Although the reduced production volume and number of vehicles delivered as a result of supply chain volatilities have not had a material impact on our liquidity and capital resources, our results of operations in these periods have been negatively affected. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry —Our business, financial condition and results of operations may be adversely affected by the COVID-19 pandemic.” While we have been working closely with supply chain partners and have been actively seeking alternative sources of supply, our production activity and results of operations may be impacted should the supply chain volatilities continue. In addition, even if we succeed in locating alternative sources of supply, cooperating with new suppliers will subject us to uncertainties with respect to the reliability of these suppliers and the quality of the components they provide. We cannot assure you that the new sources of component supply will enable us to meet the quality, price, design, engineering, and production standards, as well as the production volumes to satisfy the market demand for our vehicles. Any defects of or quality issues with these components or any noncompliance incidents associated with these third-party suppliers could result in quality issues with our vehicles and hence compromise our brand image and results of operations. Any of the foregoing could materially and adversely affect our results of operations, financial condition and prospects.

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

For each user under the BaaS model, we sell a battery to Wuhan Weineng Battery Asset Co., Ltd., or the Battery Asset Company, and the user subscribes for the usage of the battery from the Battery Asset Company. The service we provide to our users under the BaaS relies, in part, on the smooth operation of and stability and quality of service delivered by the Battery Asset Company, which we cannot guarantee. We invested in the Battery Asset Company with CATL, Hubei Science Technology Investment Group Co., Ltd. and a subsidiary of Guotai Junan International Holdings Limited, which we refer to as the Initial BaaS Investors in this annual report. We and the Initial BaaS Investors each invested RMB200 million and held 25% equity interests in the Battery Asset Company at its establishment. In December 2020, April 2021, August 2021 and July 2022, respectively, the Battery Asset Company entered into agreements with new and existing investors for additional financing. We refer to the Initial BaaS Investors together with the other investors of the Battery Asset Company that subsequently joined as the Battery Asset Company Investors. As of the date of this annual report, we beneficially own approximately 19.4% of the equity interests in the Battery Asset Company. As a result, we only have limited control over the business operations of the Battery Asset Company. If it fails in delivering smooth and stable operations, we will suffer from negative customer reviews and even returns of products or services and our reputation may be materially and adversely affected.

Additionally, given that we generate a portion of our total revenues from sales of battery purchases and provision of service to the Battery Asset Company, our results of operations and financial performance will be negatively affected if the Battery Asset Company fails to operate smoothly. The Battery Asset Company may finance the purchase of batteries through issuance of equity and debt or bank borrowing. If the Battery Asset Company is unable to obtain future financings from the Battery Asset Company Investors or other third parties to meet its operational needs, it may not be able to make payments to us for the batteries purchased from us on time, to continue purchasing batteries from us and providing them to our users through battery subscription, or to otherwise maintain its healthy and sustainable operations. On the other hand, if the Battery Asset Company bears a significant rate of customer default on its payment obligations, its results of operations and financial performance may be materially impacted, which will in turn reduce the value of our and the Battery Asset Company Investors’ investments in the Battery Asset Company. In addition, in furtherance of the BaaS, we agreed to provide guarantee to the Battery Asset Company for the default in payment of monthly subscription fees from users, while the maximum amount of guarantee that can be claimed shall not be higher than the accumulated service fees we receive from the Battery Asset Company. As the BaaS user base is expanding, if an increased number of default occurs, our results of operations and financial performance will be negatively affected. As of December 31, 2022, the guarantee liability we provided to Battery Asset Company was immaterial.

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

We face significant challenges with respect to information security and privacy, including the storage, transmission and sharing of confidential information. We use our vehicles’ electronic systems to log information about each vehicle’s use, such as charge time, battery usage, mileage and driving behavior, in order to aid us in vehicle diagnostics, repair and maintenance, as well as to help us customize and optimize the driving and riding experience. Our users may object to the use of this data, which may hinder our capabilities in conducting our business. We also transmit and store certain confidential and private information of our vehicle buyers, including certain personal information such as names, accounts, user IDs and passwords, and payment or transaction related information. Collection, transmission, possession and use of our user’s data in conducting our business may subject us to legislative and regulatory burdens in China and other jurisdictions that could require notification of any data breach, restrict our use of such information and hinder our ability to acquire new customers or market to existing customers.

We are required by PRC law to ensure the confidentiality, integrity, availability and authenticity of the information of our customers, which is also essential to maintaining their confidence in our vehicles and services. We have adopted strict information security policies and deployed advanced measures to implement the policies, including, among others, advanced encryption technologies. However, advances in technology, an increased level of sophistication and diversity of our products and services, an increased level of expertise of hackers, new discoveries in the field of cryptography or others can still result in a compromise or breach of the measures that we use. If we are unable to protect our systems, and hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification or destruction, such problems or security breaches could cause a loss, give rise to our liabilities to the owners of confidential information or even subject us to fines and penalties. If users allege that we have improperly collected, used, transmitted, released or disclosed their personal information, we could face legal claims and reputational damage. In addition, we may incur significant expenses to comply with privacy, consumer protection and security standards and protocols imposed by laws, regulations, industry standards or contractual obligations, some of which may not be compatible with our existing business practice. If third parties improperly obtain and use the personal information of our users, we may be required to expend significant resources to resolve these problems. In December 2022, we were made aware that certain user information and vehicle sales information in China before August 2021 was for sale on the internet by third parties for illegal purposes. We followed the PRC legal requirements on data leakage incident settlement, and also issued a public statement in China related to the incident, including providing a dedicated hotline and an email address to respond to user queries regarding the data leakage. We have also undertaken the responsibilities for the loss that the users may incur, if any, in connection with the data leakage. As of the date of this annual report, we were not aware of significant issues related to the security of our electronic systems nor did we receive any claims from users.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal requirements, or any security breach that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally, which may reduce the number of orders we receive.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress of China, or the SCNPC, the MIIT, the CAC, the Ministry of Public Security, or the MPS, and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Internet Information Security and Privacy Protection.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security

In June 2021, the SCNPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defence science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators that conduct data process activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. Relevant PRC governmental authorities may also initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the scope of “network products or services or data processing activities that will or may affect national security” and the scope of operators of “critical information infrastructure” remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws.

In November 2021, the CAC released the Administration Regulations on the Cyber Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, there is no definitive timetable as to when the Draft Regulations will be enacted.

In 2021, the PRC government initiated cybersecurity reviews against a number of mobile applications operated by several US-listed Chinese companies and prohibited relevant applications from registering new users during the review period. We expect that cybersecurity and data protection issues will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection, as well as negative publicity. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by overseas listed companies like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, revocation of the required licenses, suspension of our non-compliant operations, or removal of our mobile application from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

Personal Information and Privacy

In August 2021, the SCNPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our policies and binding contracts related to personal data and cybersecurity protection from time to time to meet the latest regulatory requirements of applicable PRC laws and regulations, and adopt technical measures to protect such data and ensure cybersecurity in a systematic manner. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. In addition, on August 16, 2021, the CAC, the NDRC, the MPS, the MIIT and the Ministry of Transport jointly promulgated the Several Provisions on Automobile Data Security Management (Trial Implementation), which impose a series of additional personal information and data security protection obligations on automobile data processors like us, including, among other things, (i) in-car processing of automobile data in principle, (ii) enhanced notification and consent requirements, (iii) enhanced individual control over their automobile personal information, and (iv) submitting annual report for processing automobile important data. We may be required to make further adjustments to our business practices to comply with the personal information and data protection laws and regulations.

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

In addition, regulatory authorities in the U.S., Europe and elsewhere around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. For example, the European Union adopted the European Union General Data Protection Regulation, or the GDPR, which came into effect on May 25, 2018. The GDPR includes operational requirements for companies that receive or process personal data of residents of the European Economic Area, and establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. As we offer our products and services in European market, we are subject to provisions of the GDPR.

Our business and prospects depend significantly on our ability to build our NIO brand. We may not succeed in continuing to establish, maintain and strengthen the NIO brand, and our brand and reputation could be harmed by negative publicity regarding our company or products.

Our business and prospects are heavily dependent on our ability to develop, maintain and strengthen the “NIO” brand. If we do not continue to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality vehicles and services and engage with our customers as intended and we have limited experience in these areas. In addition, we expect that our ability to develop, maintain and strengthen the NIO brand will depend heavily on the success of our user development and branding efforts. Such efforts mainly include building a community of online and offline users engaged with us through our mobile application, NIO Houses, NIO Spaces as well as other branding initiatives such as our annual NIO Day and other events. Such efforts may be non-traditional and may not achieve the desired results. To promote our brand, we may be required to change our user development and branding practices, which could result in substantially increased expenses, including the need to use traditional media such as television, radio and print. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

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

Demand for automobile sales depends to a large extent on economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As our business grows, economic conditions and trends will impact our business, prospects and operating results as well.

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

In addition, the demand for our vehicles and services will highly depend upon the adoption by consumers of new energy vehicles in general and electric vehicles in particular. The market for new energy vehicles is still rapidly evolving, characterized by rapidly changing technologies, evolving government regulation and industry standards and changing consumer demands and behaviors.

Other factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:

●	perceptions about electric vehicle quality, safety, design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles, whether or not such vehicles are produced by us or other companies;
●	perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technology;
●	the limited range over which electric vehicles may be driven on a single battery charge and the speed at which batteries can be recharged;
●	the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge;
●	concerns about electric grid capacity and reliability;

●	the availability of new energy vehicles, including plug-in hybrid electric vehicles;
●	improvements in the fuel economy of the internal combustion engine;
●	the availability of service for electric vehicles;
●	the environmental consciousness of consumers;
●	access to charging stations, standardization of electric vehicle charging systems and consumers’ perceptions about convenience and cost to charge an electric vehicle;
●	the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles;
●	perceptions about and the actual cost of alternative fuel; and
●	macroeconomic factors.

Any of the factors described above may cause current or potential customers not to purchase our electric vehicles and use our services. If the market for electric vehicles does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be affected.

We depend on revenue generated from a limited number of models, and in the foreseeable future will be significantly dependent on a limited number of models.

Our business currently depends substantially on the sales and success of a limited number of models that we have launched, including the ES8, the ES7 (or the EL7), the ES6, the EC7, the EC6, the ET7 and the ET5. Historically, automobile customers have come to expect a variety of vehicle models offered in a company’s fleet and new and improved vehicle models to be introduced frequently. In order to meet these expectations, we plan in the future to introduce new vehicle models as well as enhance versions of existing vehicle models. To the extent our product variety and cycles do not meet consumer expectations, or cannot be produced on our projected timelines and cost and volume targets, our future sales may be adversely affected. Given that for the foreseeable future our business will depend on a limited number of models, to the extent a particular model is not well-received by the market, our sales volume could be materially and adversely affected. This could have a material adverse effect on our business, prospects, financial condition and operating results.

We are subject to risks related to customer credit.

We offer auto financing arrangements to users directly through our subsidiaries. Under the financing arrangements we typically receive a small portion of the total vehicle purchase price at the commencement of the financing term, followed by a stream of payments over the financing term. To the extent our users fail to make payments on time under any of the foregoing arrangements, our results of operations may be adversely affected. As of December 31, 2022, the amount of auto financing receivables was RMB7,859.5 million (US$1,139.5 million). As we continue to grow our business, we may increase the amount of our auto financing receivables. We may fail to effectively manage the credit risks related to our auto financing arrangements. To the extent our users default on their obligations to us or fail to make payments on time under any of the foregoing arrangements, our results of operations may be adversely affected.

We may be exposed to credit risk of trade receivables.

Our trade receivables primarily include amounts of vehicle sales in relation of government subsidy to be collected from government on behalf of customers, auto financing receivables, current portion of battery installment and receivables due from vehicle users. We have identified the relevant risk characteristics of our customers and the related receivables, prepayments, deposits and other receivables which include size, type of the services or the products we provide, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, we consider the historical credit loss, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact our receivables. Additionally, external data and macroeconomic factors are also considered. In 2022, we recorded RMB48.7 million (US$7.1 million) expected credit loss expense in selling, general and administrative expenses. As of December 31, 2022, the expected credit loss provision for the current and non-current assets were RMB140.1 million (US$20.3 million). We cannot assure you that all of our customers will not default on their obligations to us in the future, despite our efforts to conduct credit assessment on them.

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

Our recognition of deferred revenue is subject to future performance obligations, mainly including the transaction price allocated to the performance obligations that are unsatisfied, or partially satisfied, which mainly arises from the undelivered home chargers, the vehicle connectivity service, the extended warranty service, the points offered to customers as well as battery swapping service embedded in the vehicle sales contract. We may have multiple performance obligations identified in the vehicle sales contract and the sales of packages to transfer goods or services to a customer for which we have received consideration, or an amount of consideration is due, from the customer, which is recorded as deferred revenue. Due to potential future changes in customer preferences and the need for us to satisfactorily perform product support and other services, deferred revenue at any particular date may not be representative of actual revenue for any current or future period. Any failure to fulfil the obligations in respect of deferred revenue may have an adverse impact on our results of operations and liquidity.

Fluctuation of fair value change of short-term investments we made may affect our results of operations.

For the years ended December 31, 2020, 2021 and 2022, our short-term investments consisted primarily of investments in fixed deposits with maturities between three months and one year and investments in money market funds and financial products issued by banks. The methodologies that we use to assess the fair value of the short-term investment involve a significant degree of management judgment and are inherently uncertain. In addition, we are exposed to credit risks in relation to our short-term investments, which may adversely affect the net changes in their fair value. We cannot assure you that market conditions will create fair value gains on our short-term investment or we will not incur any fair value losses on our short-term investment in the future. If we incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected.

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

All vehicles sold must comply with various standards of the market where the vehicles were sold. In China, vehicles must meet or exceed all mandated safety standards. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving such standards. Vehicles must pass various tests and undergo a certification process and be affixed with the CCC certification, before receiving delivery from the factory, being sold, or being used in any commercial activity. In addition, the Access Administration Opinion requires vehicles manufacturing enterprises to ensure the compliance of vehicle products with relevant laws, regulations, technical standards and technical specification and file for record with the MIIT prior to over-the-air updates, and shall file with the MIIT in the event of any change to the safety, energy saving, environment protection, anti-theft and other technical parameters and shall ensure conformance by vehicle products and production. Without the approval, no over-the-air update shall be conducted to add or update the autonomous driving function. Any delays or lags of the over-the-air updates due to the MIIT prior filing procedures may materially and adversely affect our business and operating results. Furthermore, given we commenced delivery of our vehicles in Norway, Germany, the Netherlands, Denmark, and Sweden, we are also subject to mandated safety standards in these markets. Failure by us to have any of our current or future vehicle models satisfy motor vehicle standards or any new laws and regulations in China, Norway or other markets where our vehicles are sold would have a material adverse effect on our business and operating results.

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

Recalls of our vehicles can cause adverse publicity, damage to our brand and liability for costs. For example, in January 2023, we voluntarily recalled 997 ET5 electric vehicles manufactured between September 7, 2022 and October 10, 2022 due to a potential safety hazard in extreme cases of a serious frontal collision, which could be retrofitted by adding a high-strength insulating protective cover. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles, including any systems or parts sourced from our suppliers, prove to be defective or non-compliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary or caused by systems or components engineered or manufactured by us or our suppliers, could involve significant expense and could adversely affect our brand image in our target markets, as well as our business, prospects, financial condition and results of operations.

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

Our operating results may vary significantly from period to period due to many factors, including seasonal factors that may have an effect on the demand for our electric vehicles. In the past few years, demand for new vehicles in the automotive industry were generally higher in the fourth quarter. Such variation may or may not continue in the future. Our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. Also, any unusually severe weather conditions in some markets may impact demand for our vehicles. Our operating results could also suffer if we do not achieve revenue consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenue.

We also expect our period-to-period operating results to vary based on our operating costs which may increase in future periods as we, among other things, design, develop and manufacture our electric vehicles, build and equip new manufacturing facilities, open new NIO Houses and NIO Spaces, and develop charging and swapping networks.

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

In February 2020, we entered into a collaboration framework agreement with the municipal government of Hefei, Anhui province, where our manufacturing hub is located. Subsequently from April to June 2020, we entered into definitive agreements, as amended and supplemented, or the Hefei Agreements, for investments in NIO China with a group of investors, which we refer to as the Hefei Strategic Investors in this annual report. Under the Hefei Agreements, the Hefei Strategic Investors agreed to invest an aggregate of RMB7 billion in cash into NIO Holding Co., Ltd. (previously known as NIO (Anhui) Holding Co., Ltd.), or NIO China, a legal entity wholly owned by us pre-investment. We agreed to inject our core businesses and assets in China, including vehicle research and development, supply chain, sales and services and NIO Power, or together as the Asset Consideration, valued at RMB 17.77 billion in total, into NIO China, and invest RMB4.26 billion in cash into NIO China. For more information, see “Item 4. Information on the Company—B. Business Overview—Certain Other Cooperation Arrangements—Hefei Strategic Investors” included elsewhere in this annual report.

Pursuant to the Hefei Agreements, NIO China will establish its headquarters in the Hefei Economic and Technological Development Area, or HETA, for its business operations, research and development, sales and services, supply chain and manufacturing functions. We will collaborate with the Hefei Strategic Investors and HETA to develop NIO China’s business and to support the accelerated development of the smart electric vehicle sectors in Hefei in the future.

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

In particular, the Hefei Strategic Investors may require us to redeem the shares of NIO China they hold under various circumstances, at a redemption price equal to the total amount of the investment price of the Hefei Strategic Investors plus an investment income calculated at a compound rate of 8.5% per annum upon the occurrence of certain events. If any of the triggering events of redemption occurs, we will need substantial capital to redeem the shares of NIO China held by the Hefei Strategic Investors, and the value of your investment in our company will be negatively affected. In particular, if NIO China fails to apply for the qualified initial public offering in July 2024, which is 48 months following the Hefei Strategic Investors’ payment of the first installment, or if NIO China fails to complete the qualified initial public offering in July 2025, which is 60 months following the Hefei Strategic Investors’ payment of the first installment, the Hefei Strategic Investors may request us to redeem the equity interest in NIO China then held by them. In addition, if we pursue the initial public offering of NIO China, we will be subject to various requirements under the Hong Kong Listing Rules and relevant practice notes, including, among others, the requirement in the level of operations and assets of the remaining business in our company following the spin-off to maintain listing status, the approval of the Hong Kong Stock Exchange and shareholder approval. As a result, the application for and the completion of the qualified initial public offering are subject to substantial uncertainties. If we do not have adequate cash available or cannot obtain additional financing, or our use of cash is restricted by applicable laws, regulations or agreements governing our current or future indebtedness, we may not be able to redeem shares of NIO China when required under the Hefei Shareholders Agreement, which would constitute an event of default under the Hefei Shareholders Agreement and subject us to liabilities.

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

Our business plans require a significant amount of capital. In addition, our future capital needs may require us to issue additional equity or debt securities that may have an adverse effect on our shareholders or may otherwise adversely affect our business.

We will need significant capital to, among other things, conduct research and development and expand our production capacity as well as roll out our power and servicing network and our NIO Houses and NIO Spaces. As we ramp up our production capacity and operations, we may also require significant capital to maintain our property, plant and equipment and such costs may be greater than anticipated. We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business, and that our level of capital expenditures will be significantly affected by user demand for our products and services. The fact that we have a limited operating history means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We plan to seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all. Our substantial amount of currently outstanding indebtedness may also affect our ability to obtain financing in a timely manner and on reasonable terms.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending of, delay or cancel some or all of our planned research, development, manufacturing and marketing activities or substantially change our corporate structure, any of which could materially harm our business. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

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

The terms of the 2024 Notes, 2026 Notes and 2027 Notes require us to repurchase the respective notes in the event of a fundamental change. A takeover of our company would constitute a fundamental change. This could have the effect of delaying or preventing a takeover of our company that may otherwise be beneficial to our shareholders.

Our warranty reserves may be insufficient to cover future warranty claims which could adversely affect our financial performance.

For the initial owner of our vehicles in China, in addition to the warranty required under the relevant PRC law, including (i) a bumper-to-bumper three-year or 120,000-kilometer warranty, (ii) for critical EV components (battery, electric motors, power electric unit and vehicle control unit) an eight-year or 120,000-kilometer warranty, and (iii) a two-year or 50,000 kilometer warranty covering vehicle repair, replacement and refund, we also provide an extended warranty, subject to certain conditions. For the owners of our vehicles in Europe, in addition to the warranty required under the applicable laws and regulations, we also provide an extended warranty subject to certain conditions. Our warranty program is similar to other auto company’s warranty programs intended to cover all parts and labor to repair defects in material or workmanship in the body, chassis, interior, electric system, battery, electric powertrain, etc.. We plan to record and adjust warranty reserves based on changes in estimated costs and actual warranty costs.

However, because we only started making delivery of our first volume-manufactured vehicle model ES8 in June 2018, we have little experience with warranty claims regarding our vehicles or with estimating warranty reserves. As of December 31, 2022, we had warranty reserves in respect of our vehicles of RMB2,946.9 million (US$427.3 million). We cannot assure you that such reserves will be sufficient to cover future claims. We could, in the future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our results of operations, financial condition and prospects.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our vehicles or components, which could make it difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. Our applications and uses of trademarks relating to our design, software or artificial intelligence technologies could be found to infringe upon existing trademark ownership and rights. For example, a German automotive manufacturer claimed infringement of its trademark rights by us based on resemblance of model designations of certain of our vehicles with theirs. For that purpose, it has filed an infringement lawsuit with the Munich Regional Court against us and brought certain opposition or cancellation proceedings against our use of the aforesaid model designations in front of competent intellectual property authorities in certain jurisdictions. As of the date of this annual report, the lawsuit and the proceedings are still ongoing and we have not received any final and binding decisions. We cannot assure you that the final ruling will be in our favor. If we are not permitted to use these model names in Europe or other jurisdictions where our vehicles are offered, our sales performance there may be negatively affected, which in turn would harm our results of operations and financial condition.

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

As of December 31, 2022, we had 3,703 issued patents and 2,338 patent applications pending. For our pending application, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The intellectual property rights of others could also bar us from licensing and exploiting any patents that issue from our pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

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

As of December 31, 2022, we had RMB10,885.8 million (US$1,578.3 million) in total long-term borrowings outstanding, consisting primarily of (i) our 4.50% convertible senior notes due 2024; (ii) our 0.00% convertible senior notes due 2026 and 0.50% convertible senior notes due 2027 and (iii) our long-term bank debt excluding the current portions that are due within one year from December 31, 2022. Meanwhile, as of December 31, 2022, we had RMB5,277.1 million (US$765.1 million) in total short-term borrowings including the current portions of long-term borrowings.

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

In September 2019, each of an affiliate of Tencent Holdings Limited and Mr. Bin Li, our founder, chairman of the board of directors and chief executive officer, subscribed for US$100 million principal amount of convertible notes, each in two equally split tranches, collectively the Affiliate Notes. The Affiliate Notes issued in the first tranche matured in 360 days from the issuance date, bore no interest, and required us to pay a premium at 2% of the principal amount at maturity. The Affiliate Notes issued in the second tranche matured on the date that was three years from the issuance date, bore no interest, and required us to pay a premium at 6% of the principal amount at maturity. As of December 31, 2022, all of the Affiliate Notes, including principal and premium, were converted into Class A ordinary shares or ADSs.

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

In January 2021, we issued US$750 million aggregate principal amount of 0.00% convertible senior notes due 2026, or the 2026 Notes, and US$750 million aggregate principal amount of 0.50% convertible senior notes due 2027, or the 2027 Notes. The 2026 Notes and the 2027 Notes are unsecured debt. Prior to August 1, 2025, in the case of the 2026 Notes, and August 1, 2026, in the case of the 2027 Notes, the 2026 Notes and the 2027 Notes, as applicable, will be convertible at the option of the holders only upon satisfaction of certain conditions and during certain periods. Holders may convert their 2026 Notes or 2027 Notes, as applicable, at their option at any time on or after August 1, 2025, in the case of the 2026 Notes, or August 1, 2026, in the case of the 2027 Notes, until the close of business on the second scheduled trading day immediately preceding the relevant maturity date. Upon conversion, we will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at our election. The initial conversion rate of the 2026 Notes is 10.7458 ADSs per US$1,000 principal amount of such 2026 Notes. The initial conversion rate of the 2027 Notes is 10.7458 ADSs per US$1,000 principal amount of such 2027 Notes. The relevant conversion rate for such series of the 2026 Notes and the 2027 Notes is subject to adjustment upon the occurrence of certain events. Holders of the 2026 Notes and the 2027 Notes may require us to repurchase all or part of their 2026 Notes and 2027 Notes for cash on February 1, 2024, in the case of the 2026 Notes, and February 1, 2025, in the case of the 2027 Notes, or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the 2026 Notes or the 2027 Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the relevant repurchase date. In addition, on or after February 6, 2024, in the case of the 2026 Notes, and February 6, 2025, in the case of the 2027 Notes, until the 20th scheduled trading day immediately prior to the relevant maturity date, we may redeem the 2026 Notes or the 2027 Notes, as applicable for cash subject to certain conditions, at a redemption price equal to 100% of the principal amount of the 2026 Notes or the 2027 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the relevant optional redemption date. Furthermore, we may redeem all but not part of the 2026 Notes or the 2027 Notes in the event of certain changes in the tax laws. In 2022, we repurchased an aggregate principal amount of US$192.9 million of 2026 Notes for a total cash consideration of US$170.5 million.

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

If we fail to manage our growth effectively, we may not be able to execute our growth strategies successfully.

We have expanded our operations, and as we ramp up our production and sales, further significant expansion may be required, especially in connection with providing our users with high-quality service, expansion of our sale network and power infrastructures, and managing different models of vehicles. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include, among others:

●	managing a larger organization with different divisions;
●	training a greater number of employees and managing their behaviors, including but not limited to deterring or preventing employee misconducts or illegal actions;
●	controlling expenses and investments in anticipation of expanded operations;
●	establishing or expanding design, manufacturing, sales and service facilities;
●	implementing and enhancing administrative infrastructure, systems and processes; and
●	addressing new markets and potentially unforeseen challenges as they arise.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, results of operations and financial condition.

We have granted, and may continue to grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted share incentive plans in 2015, 2016, 2017 and 2018, which we refer to as the 2015 Plan, the 2016 Plan, the 2017 Plan and the 2018 Plan, respectively, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The 2018 Plan became effective as of January 1, 2019. We recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. Under our share incentive plans, we are authorized to grant options and other types of awards. Under the 2015 Plan, the 2016 Plan and the 2017 Plan, the maximum numbers of Class A ordinary shares which may be issued pursuant to all awards are 46,264,378, 18,000,000 and 33,000,000, respectively. Under the 2018 Plan, a maximum number of 23,000,000 Class A ordinary shares may be issued pursuant to all awards. This amount should automatically increase each year by the number of shares representing 1.5% of the then total issued and outstanding share capital of our company as of the end of each preceding year. As of December 31, 2022, awards to purchase an aggregate amount of 115,936,986 Class A ordinary shares under the 2015 Plan, the 2016 Plan, the 2017 Plan and the 2018 Plan had been granted and were outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. In addition, one of our subsidiaries also adopted a share incentive plan in 2021, pursuant to which the subsidiary can grant share options to its employees. As of December 31, 2022, our unrecognized share-based compensation expenses related to the stock option and restricted shares amounted to RMB7,344.3 million (US$1,064.8 million).

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. In addition, our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2022.

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

We and JAC have invested and expect to continue to invest significantly in what we believe is state of the art tooling, machinery and other manufacturing equipment for the product lines where the vehicles are manufactured, and we depreciate the cost of such equipment over their expected useful lives. However, manufacturing technology may evolve rapidly, and we or JAC may decide to update our manufacturing process with advanced equipment more quickly than expected. Moreover, as our engineering and manufacturing expertise and efficiency increase, we or JAC may be able to manufacture our products using less of our installed equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and to the extent we own such equipment, our results of operations could be negatively impacted. Furthermore, under the renewal joint manufacturing arrangement we entered into with JAC and Jianglai in May 2021 and under the manufacturing cooperation agreement we entered into with JAC in September 2022, we agreed to pay JAC the asset depreciation and amortization with regard to the assets JAC invested and to invest for the manufacture of our vehicle models as actually incurred, payable monthly and annually, respectively, and subject to adjustment annually. An increased amount of investment made by JAC into the manufacturing plants will lead to an increased cost in asset depreciation and amortization, which could negatively affect our results of operations and financial conditions.

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

In February 2020, we entered into a collaboration framework agreement with the municipal government of Hefei, Anhui province. Subsequently from April to June 2020, we entered into definitive agreements, as amended and supplemented, for investments in NIO China. Pursuant to the definitive agreements, we will collaborate with the Hefei Strategic Investors and HETA to develop NIO China’s business and to support the accelerated development of the smart electric vehicle sectors in Hefei in the future. In February 2021, we, through NIO China, entered into a further collaboration framework agreement with the municipal government of Hefei, Anhui province, pursuant to which the Hefei government and NIO China agreed in principle to jointly build a world-class industrial campus to support the development and innovations of the smart electric vehicle industry and related supply chains led by NIO China. In addition, the Hefei government and its associated parties plan to re-invest their returns from the equity investments in NIO China to support the further cooperation in Hefei.

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

The success of our business ultimately depends on consumer spending. We derive a substantial majority of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China. The growth rate of the Chinese economy has gradually slowed down since 2010 and the trend may continue. Any slowdown could significantly reduce domestic commerce in China. In addition, as we continue to expand our global presence and offer products and services to markets outside China, we expect our results of operations will also be impacted by the global economic conditions. The global macroeconomic environment is facing numerous challenges. For example, there is considerable uncertainty over the long-term effects of the previous expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, and the ongoing transmission of monetary policy in the United States and Europe. The conflicts in Ukraine and the imposition of broad economic sanctions on Russia, while have not had a direct impact on our business operations and financial results to date, could raise energy prices, cause supply chain volatilities and disrupt global markets in general, and may negatively affect our business expansion in Europe and other international markets, which may adversely affect our results of operations and financial results. Regional unrest, terrorist threats and the potential for war may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. In addition, the COVID-19 pandemic has negatively impacted the economies of China, the United States and numerous other countries around the world, and is expected to result in a severe global recession. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

We cannot predict the duration or direction of current trends or their impact on China and globally. If we experience unfavorable global market conditions, or if we cannot or do not maintain operations at a scope that is commensurate with such conditions or are later required to or choose to suspend such operations again, our business, prospects, financial condition and operating results may be harmed.

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

In conjunction with our pursuit of being a user enterprise and with the goal of building a deeper connection between NIO and our users, Mr. Bin Li, our founder, chairman of the board of directors and chief executive officer, transferred certain of his ordinary shares to NIO Users Trust after the completion of the initial public offering of our ADSs on the New York Stock Exchange in September 2018. Currently, NIO Users Trust holds 16,967,776 Class A ordinary shares and 33,032,224 Class C ordinary shares through two holding companies controlled by it. Mr. Li continues to retain the voting rights of these shares. In 2019, our user committee adopted the NIO Users Trust Charter by way of voting, and established a User Council to generally discuss and give advice on the management and the operation of NIO Users Trust. In this way, our users have the opportunity to discuss and propose the use of the economic benefits from the shares in NIO Users Trust, which is intended to be composed mainly of the dividends from the shares that it holds future interests accrued from and investment returns generated by cash assets to be held under the trust, and proceeds from the pledging of such shares from time to time, through the User Council consisting of members of our user community elected by our users. See “Item 4. Information on the Company—B. Business Overview—User Development and User Community—NIO Users Trust” for further details about NIO Users Trust.

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

Risks Related to Our Corporate Structure

If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain areas of businesses is subject to restrictions and prohibitions under current PRC laws and regulations. For example, pursuant to the 2021 Negative List, foreign investors are not allowed to, among others, (i) own more than 50% of the equity interests in a value-added telecommunication service provider (other than for e-commerce, domestic multi-parties communications, storage and forwarding categories, call centers); and (ii) invest in certain services related to autonomous driving. Additionally, in practice, subject to the qualifications set by the CBIRC for foreign shareholders of the insurance brokerage companies, the CBIRC typically would not approve the establishment of foreign-invested insurance brokerage companies.

We are a Cayman Islands exempted company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, we have entered into a series of contractual arrangements with Beijing NIO, Anhui NIO AT, Anhui NIO DT and their respective shareholders that enable us to hold or to apply for all the required licenses in China, including, among others, the ICP license, the insurance brokerage license and certain licenses relating to the operation of certain services related to autonomous driving. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIEs and Their Shareholders.”

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structures of NIO Co., Ltd. and Beijing NIO, the ownership structure of Anhui NIO AD and Anhui NIO AT, and the ownership structure of NIO China and Anhui NIO DT, in China do not result in any violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our subsidiaries, the VIEs and their shareholders governed by PRC laws will not result in any violation of PRC laws or regulations currently in effect. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and there can be no assurance that the PRC regulatory authorities will take a view that is consistent with the opinion of our PRC legal counsel. See “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations on Foreign Investment in China” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our business may be significantly affected by the newly enacted Foreign Investment Law.” It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or, if adopted, what they would provide.

If the ownership structure, contractual arrangements and businesses of our PRC subsidiaries or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiaries or the VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of such entities;
●	shutting down our servers or blocking our website, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and VIEs;
●	imposing fines, confiscating the income from our PRC subsidiaries or the VIEs, or imposing other requirements with which we or the VIEs may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledge of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs; or
●	restricting or prohibiting our use of the proceeds of any financing outside China to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of the VIEs that most significantly impact their economic performance, and/or our failure to receive the economic benefits from the VIEs, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP. Currently, Beijing NIO, Anhui NIO AT, and Anhui NIO DT, taking into account all of their respective business with or without foreign investment restrictions under PRC laws, did not contribute any external revenue to our total revenues in 2020, 2021 and 2022. As of December 31, 2020, 2021 and 2022, the consolidated VIEs did not have significant operations or any material assets or liabilities.

We rely on contractual arrangements with the VIEs and their shareholders to hold a controlling financial interest as the primary beneficiary over each VIE and its related business, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Beijing NIO, Anhui NIO AT, Anhui NIO DT and their shareholders to conduct a portion of our operations in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIEs and Their Shareholders.” The shareholders of VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to control the VIEs to exercise rights of shareholders to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the contractual arrangements, we would rely on legal remedies under PRC law for breach of contract in the event that the VIEs and their shareholders did not perform their obligations under the contracts. These legal remedies may not be as effective as direct ownership in providing us with control over the VIEs.

If the VIEs or their shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. All of the agreements under our contractual arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal framework and system in China, particularly those relating to arbitration proceedings, are not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or face other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected. See “Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Our ability to enforce the equity pledge agreements between us and the VIEs’ shareholders may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreements under our VIE contractual arrangements, each shareholder of the VIEs agrees to pledge its equity interests in the respective VIE to our relevant PRC subsidiary to secure the respective VIE’s performance of its obligations under the relevant contractual arrangements. The equity pledges of shareholders of each VIE under relevant equity pledge agreements have been registered with the relevant local branch of the SAMR. In addition, in the registration forms of the local branch of the SAMR for the pledges over the equity interests under the equity pledge agreements, the aggregate amount of registered equity interests pledged to NIO Co., Ltd. represents 100% of the registered capital of Beijing NIO, the aggregate amount of registered equity interests pledged to Anhui NIO AD represents 100% of the registered capital of Anhui NIO AT, and the aggregate amount of registered equity interests pledged to NIO China represents 100% of the registered capital of Anhui NIO DT See “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIEs and Their Shareholders” for more information.

The equity pledge agreements with the VIEs’ shareholders provide that the pledged equity interests shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of that VIE. However, a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which typically takes last priority among creditors.

The shareholders of the VIEs have conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Our founders, Bin Li and Lihong Qin, own 80% and 20%, respectively, of the equity interests in Beijing NIO and Anhui NIO DT, and own 80% and 2.24%, respectively of the equity interests in Anhui NIO AT. Shaoqing Ren, an assistant vice president, owns 17.76% of the equity interests in Anhui NIO AT. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIEs and Their Shareholders” for more information. As shareholders of the VIEs, they have conflicts of interest with us. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address conflicts of interest between these shareholders and our company. Each of Bin Li and Lihong Qin is also a director and executive officer of our company, and Shaoqing Ren is an assistant vice president of our company. We rely on Bin Li, Lihong Qin and Shaoqing Ren to abide by the laws of the Cayman Islands and China, which provide that directors and senior management owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gain. There is currently no specific and clear guidance under PRC laws that addresses any conflict between PRC laws and the laws of Cayman Islands in respect of any conflict relating to corporate governance. If we cannot resolve any conflict of interest or dispute between us and the shareholders of VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our contractual arrangements with the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our relevant PRC subsidiaries the VIEs in China, and the VIEs’ shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing our relevant PRC subsidiary’s tax expenses. If any of our relevant PRC subsidiaries requests the shareholders of the respective VIE to transfer their equity interests in such VIE at nominal or no value pursuant to the contractual agreements, such transfer could be viewed as a gift and subject our relevant PRC subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if any of the VIEs’ tax liabilities increase or if any VIE is required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by the VIEs that are material to the operation of our business if the VIEs go bankrupt or becomes subject to dissolution or liquidation proceedings.

As part of our contractual arrangements with the VIEs, the entities may in the future hold certain assets that are material to the operation of our business. If any VIE goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If any VIE undergoes voluntary or involuntary liquidation proceedings, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

Risks Related to Doing Business in China

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Although our Class A ordinary shares have been listed on the Hong Kong Stock Exchange and the Singapore Exchange, and the ADSs and Class A ordinary shares are fully fungible, we cannot assure you that an active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange and the Singapore Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

On March 15, 2019, the National People’s Congress of China, or the NPC, promulgated the Foreign Investment Law, which has become effective on January 1, 2020 and replaced three laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. Since the Foreign Investment Law is newly enacted, uncertainties still exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether VIEs that are controlled via contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. There can be no assurance that our contractual arrangements will not be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations.

The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list” to be published. Because the “negative list” has yet been published, it is unclear as to whether it will differ from the 2021 Negative List currently in effect. The Foreign Investment Law provides that only foreign invested entities operating in foreign restricted or prohibited industries will require entry clearance and other approvals that are not required by PRC domestic entities or foreign invested entities operating in other industries. In the event that any VIE through which we operate our business is not treated as domestic investment and our operations carried out through such VIE are classified in the “restricted” or “prohibited” industry in the “negative list” under the Foreign Investment Law, such contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or dispose of such business.

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

On July 6, 2021, the relevant PRC government authorities issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which called for the enhanced administration over illegal securities activities and supervision of overseas-listed China-based companies, proposed to revise the relevant regulation governing the overseas issuance and listing of shares by such companies and clarified the responsibilities of competent domestic industry regulators and government authorities.

On February 17, 2023, the CSRC issued the Overseas Listing Filing Rules, which took effect on March 31, 2023. According to the Overseas Listing Filing Rules, the issuer or a major domestic operating company designated by the issuer, as the case may be, shall file with the CSRC, among others, (i) with respect to its follow-on offering in the same foreign market within three business days, after completion of the follow-on offering, and (ii) with respect to its follow-on offering and listing in other foreign markets within three business days, after its initial filing of the listing application to the regulator in the place of such intended listing. Non-compliance with the Overseas Listing Filing Rules or an overseas listing completed in breach of the Overseas Listing Filing Rules may result in a warning on the relevant domestic companies and a fine of RMB1 million to RMB10 million on them. Furthermore, the supervisors directly responsible and other directly responsible persons of the domestic enterprises may be warned, and fined between RMB500,000 to RMB5,000,000. The controlling shareholders or actual controllers of the domestic company which organize or instigate the relevant illegal acts, or conceal relevant matters resulting in the illegal acts, may be fined between RMB 1 million to RMB10 million.

On February 17, 2023, the CSRC issued the Notice on Administrative Arrangements for the Filing of Domestic Enterprise’s Overseas Offering and Listing, which stipulates the domestic enterprises like us that have completed overseas listings are not required to file with the CSRC in accordance with the Overseas Listing Filing Rules immediately, but shall carry out filing procedures as required if we conduct refinancing or fall within other circumstances that require filing with the CSRC.

Considering that the Overseas Listing Filing Rules have just been promulgated, there are still some uncertainties about how to further refine and implement the requirements, which needs to be further guided and clarified by the CSRC and other regulatory authorities. If we have subsequent filing or reporting matters in the future, such as future offshore listings, refinancing and other capital raising activities, as well as other major events, including but not limited to the change of control, investigated or punished by overseas securities regulatory authorities or relevant competent authorities, changing listing status or listing sector, terminating the listing voluntarily or forcibly, and changing our major business activities, given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings or reporting and fully comply with the relevant new rules and requirements in a timely manner or at all. See “Item 4. Information on the Company—B. Business Overview—Regulations—M&A Rules and Overseas Listing.”

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

We may be adversely affected by the complexity, uncertainties and changes in PRC regulations on internet-related business, automotive businesses and other business carried out by our PRC subsidiaries and VIEs.

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

Currently we rely on the contractual arrangements with Beijing NIO and its shareholders to hold an ICP license, and separately own the relevant domain names and trademarks in connection with our internet services and operate our website and mobile application through NIO Co., Ltd. Our internet services may be treated as a value-added telecommunications business. If so, we may be required to transfer the domain names, trademark and the operations of the internet services from NIO Co., Ltd. to Beijing NIO, and we may also be subject to administrative penalties. We rely on the contractual arrangements with Anhui NIO DT and its shareholders to hold an insurance brokerage license, and we intend to perform insurance brokerage services which are mainly vehicle-related and property-related through Anhui NIO DT in the future. Anhui NIO AT is expected to apply for requisite licenses for certain supporting functions during the development of our autonomous driving technology. Any challenge to the validity of these arrangements may significantly disrupt our business, subject us to sanctions, compromise enforceability of our contractual arrangements, or have other harmful effects on us. It is uncertain, (i) if Beijing NIO or NIO Co., Ltd. will be required to obtain a separate operating license for certain services carried out by us through our mobile application in addition to the valued-added telecommunications business operating licenses for internet content provision services, and if Beijing NIO will be required to supplement our current ICP license in the future, (ii) if Anhui NIO DT, its subsidiary or NIO China will be required to obtain a separate operating license for certain services carried out by us in addition to the insurance brokerage license, and if Anhui NIO DT or its subsidiary will be required to supplement our current insurance brokerage license in the future; and (iii) if Anhui NIO AT or Anhui NIO AD will be required to obtain a separate operating license for certain services carried out by us in addition to certain required licenses to be applied for, and if Anhui NIO AT will be required to supplement certain required licenses to be applied for in the future.

In addition, our mobile applications are also regulated by the Administrative Provisions on Information Services of Mobile Internet Applications, or the APP Provisions, promulgated by CAC in June 2022, which became effective on August 1, 2022 and replaces its predecessor regulation. According to the APP Provisions, the providers of mobile applications shall be responsible for the information contents presented and shall not produce and disseminate illegal information and shall consciously prevent and resist unhealthy information. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our mobile applications complies with the requirements of the APP Provisions at all times. If our mobile applications were found to be violating the APP Provisions, we may be subject to administrative penalties, including warning, service suspension or removal of our mobile applications from the relevant mobile application store, which may materially and adversely affect our business and operating results.

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

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2022, most of our PRC subsidiaries and the VIEs had not made appropriations to statutory reserves as our PRC subsidiaries and the VIEs reported accumulated loss. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Dividend Distribution.” Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with the VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “Risks Related to Our Corporate Structure—Our contractual arrangements with the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition.” In addition, the incurrence of indebtedness by our PRC subsidiaries could result in operating and financing covenants and undertakings to creditors that would restrict the ability of our PRC subsidiaries to pay dividends to us.

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

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China, or the PBOC. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

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

Since 2016, the PRC government has further tightened its foreign exchange policies and enhanced its scrutiny of major outbound capital movement. More restrictions and a substantial vetting process have been put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also restrict access in the future to foreign currencies for current account transactions, at its discretion. We receive substantially all of our revenues in RMB. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex. In addition to the Anti-Monopoly Law of China itself, these include the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC governmental and regulatory agencies in 2006 and amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law of China requires that the MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Our PRC subsidiaries currently benefit from a number of preferential tax treatments. For example, one of our VIEs, Anhui NIO AT, is entitled to enjoy, after completing certain application formalities, a 15% preferential enterprise income tax from 2022 as it has been qualified as a “High and New Technology Enterprise” under the PRC Enterprise Income Tax Law and related regulations. The discontinuation of any of the preferential income tax treatment that we currently enjoy could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain or lower our current effective tax rate in the future.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Taxation Administration, or the STA, issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which became effective in January 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Taxation—PRC.” As of December 31, 2022, most of our subsidiaries and VIEs located in the PRC reported accumulated loss and therefore they had no retained earnings for offshore distribution. In the future, we intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. Our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the relevant tax authority and we may not be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

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

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries and VIEs have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiaries and VIEs are members of our senior management team who have signed employment agreements with us or our PRC subsidiaries and VIEs under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries and VIEs. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries or VIEs, we or our PRC subsidiaries or VIEs would need to pass a new shareholders or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

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

Our articles of association are specific to us and include certain provisions that may be different from the requirements under the Hong Kong Listing Rules and common practices in Hong Kong. In particular, in our amended articles of associations put forth in the first annual general meeting after the listing of our Class A ordinary shares on the Hong Kong Stock Exchange, or the First AGM, we refer to Relevant Period as the period commencing from the date on which any of our Class A ordinary shares first become secondary listed on the Hong Kong Stock Exchange to and including the date immediately before the day which the secondary listing is withdrawn from the Hong Kong Stock Exchange. For example, in order to comply with applicable Hong Kong Listing Rules, during the Relevant Period, (i) NIO Users Trust will not have any director nomination right; (ii) our Company shall have only one class of shares with enhanced or weighted voting rights; (iii) our directors shall not have the power to, amongst others, authorize share split or designate a new share class with enhanced or weighted voting rights; and (iv) certain restrictions on the weighted voting right structure, or WVR structure, of our company under Chapter 8A of the Hong Kong Listing Rules shall be applicable, such as, amongst others, no further increase in the proportion of WVR shares, that only a director or a director holding vehicle is permitted to hold WVR shares and automatic conversion of WVR shares into Class A ordinary shares under certain circumstances.

Notwithstanding the above and at any time after the Relevant Period, the provisions which are subject to the Relevant Period will continue to apply in the circumstances where the Company has a change of listing status on the Hong Kong Stock Exchange other than in the case where the secondary listing of the Company is withdrawn from the Hong Kong Stock Exchange pursuant to the applicable Hong Kong Listing Rules.

Given certain shareholder protection under the Hong Kong Listing Rules will only be applicable during the Relevant Period, our investors may be afforded less protection after the Relevant Period under our amended articles of association adopted in the First AGM as compared with other companies secondary listed in Hong Kong.

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

The scenarios under which we may cease to be secondary listed on the Hong Kong Stock Exchange are subject to the changing market conditions, our listing or de-listing in other jurisdictions, our compliance with the listing rules of the Hong Kong Stock Exchange and other factors beyond our control. As a result, there are substantial uncertainties relating to applicability of the shareholders’ rights and protection under the aforementioned provisions of our amended articles of association put forth in the First AGM particularly in the case where the Company de-lists from the Hong Kong Stock Exchange.

As we are listed as a Non-Grandfathered Greater China Issuer pursuant to Chapter 19C of the Hong Kong Listing Rules, our articles of association must comply with the requirements of the Hong Kong Listing Rules unless waived by the Hong Kong Stock Exchange. We have put forth resolutions to our shareholders at our first general meeting convened on August 25, 2022 to amend certain provisions of our articles in order to comply with the Hong Kong Listing Rules.

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

If we change the listing venue of our securities, including delisting from the New York Stock Exchange, the Hong Kong Stock Exchange, or the Singapore Exchange, you may lose the shareholder protection mechanisms afforded under the regulatory regimes of the applicable securities exchange.

As a company listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Singapore Exchange, we are subject to various listing standards and requirements that are aimed at protecting your rights as shareholders of our company, subject to certain permitted exceptions applicable to foreign companies. For example, after our listing on the Hong Kong Stock Exchange, our memorandum and articles of association requires that there should only be one class of shares with enhanced voting rights, and that certain reserved matters under the Hong Kong Listing Rules are required to be voted on a one vote per share basis at the general meetings. In the event that we reduce the number of shares in issue, the holders of WVR shares shall reduce their voting rights in the Company proportionately through a conversion of a portion of their Class C shares or otherwise. If we choose to change the listing venue of our securities, including delisting from either exchanges, you may lose the shareholder protection mechanisms afforded under the regulatory regimes of the applicable securities exchange. In particular, various factors will be taken into consideration by the Company in relation to the circumstances under which it may be considered not desirable or viable for the shares to remain listed on a certain stock exchange, such as the then regulatory environment of the listing venue, whether the additional compliance burden arisen by remaining listed in a particular stock exchange will be unduly burdensome for the Company to further its interest, realize its vision or implementing certain business plans.

The trading prices of our listed securities have been and are likely to continue to be, volatile, which could result in substantial losses to investors.

The trading prices of our listed securities have been and are likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, in 2022, the trading price of our ADSs ranged from a low of US$9.25 to a high of US$33.47; the trading price of our Class A ordinary shares, from March 10, 2022, when our Class A ordinary shares commenced trading on the Hong Kong Stock Exchange, to the end of 2022, ranged from a low of HK$70.35 to a high of HK$193.50. The trading price of our Class A ordinary shares, likewise, have been and may continue to be volatile for similar or different reasons. The market price for our listed securities may continue to be volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

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

Our dual-class voting structure will limit the holders of our Class A ordinary shares and ADSs to influence corporate matters, provide certain shareholders of ours with substantial influence and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We had historically adopted a triple-class voting structure such that our ordinary shares consisted of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Upon the listing of our Class A ordinary shares on the Hong Kong Stock Exchange, all of our Class B ordinary shares, which used to be beneficially owned by Tencent entities, namely, Image Frame Investment (HK) Limited and Mount Putuo Investment Limited, were converted to Class A ordinary shares pursuant to the conversion notice delivered by the relevant shareholders. The shareholding structure of Class B ordinary shares and provisions related to Class B ordinary shares have been removed in our thirteenth amended and restated memorandum and articles of association, approved by our shareholders at the annual general meeting held on August 25, 2022. Currently, our ordinary shares consist of Class A ordinary shares and Class C ordinary shares. Holders of Class A ordinary shares and Class C ordinary shares have the same rights other than voting and conversion rights. Each holder of our Class A ordinary shares is entitled to one vote per share, and each holder of our Class C ordinary shares is entitled to eight votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class C ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Each Class C ordinary share is convertible into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class C ordinary shares under any circumstances. Upon any transfer of Class C ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class C ordinary shares are automatically and immediately converted into the equal number of Class A ordinary shares.

As of the date of this annual report, Mr. Bin Li, our founder, chairman and chief executive officer, together with his affiliates, beneficially own all of our issued Class C ordinary shares. Due to the disparate voting powers associated with our multi classes of ordinary shares, Mr. Li has considerable influence over important corporate matters. As of February 28, 2023, Mr. Li beneficially owned approximately 44.2% of the aggregate voting power of our company through mobike Global Ltd. and Originalwish Limited, companies wholly owned by Mr. Li, and through NIO Users Limited, a holding company ultimately controlled by Mr. Li. Mr. Li has considerable influence over matters requiring shareholder approval, including electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit the ability of the holders of our Class A ordinary shares and ADSs to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transaction, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price. Moreover, Mr. Li may increase the concentration of his voting power and/or share ownership in the future, which may, among other consequences, decrease the liquidity in our Class A ordinary shares and ADSs.

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

Public companies listed in the United States that have a substantial majority of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity have centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

On June 28, 2022, Grizzly Research LLC issued a short seller report that made certain allegations against us, or the Short Seller Report. On June 29, 2022, we announced that our board of directors, including the audit committee, was reviewing the allegations and considering the appropriate course of action to protect the interests of all shareholders. On July 11, 2022, our board of directors, including the audit committee of our board, decided to form an independent committee, consisting of independent directors Mr. Denny Ting Bun Lee, Mr. Hai Wu, and Ms. Yu Long, to oversee an independent internal review regarding the key allegations made in the Short Seller Report. The internal review was performed by the independent committee with the assistance of third-party professional advisors including an international law firm and forensic accounting experts from a well-regarded forensic accounting firm that is not our auditor. On August 26, 2022, we announced that the internal review was substantially complete. Based on findings of the internal review, the independent committee has concluded that the allegations in the Short Seller Report were not substantiated.

We may be the subject of unfavorable allegations made by short sellers again in the future. Any such allegations may be followed by periods of instability in the market price of our common shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we would have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any meritless short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Moreover, while an internal investigation is ongoing and to ensure that its findings are reached independently without undue influence, we may also be constrained in our ability to offer a public rebuttal immediately even if the allegation can, in our view, be readily rebutted. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and the value of any investment in our ADSs could be greatly reduced or rendered worthless.

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

Shortly after the pricing of the 2026 Notes and 2027 Notes in January 2021, we entered into separate and individually privately negotiated agreements with certain holders of our outstanding 2024 Notes to exchange approximately US$581.7 million principal amount of the outstanding 2024 Notes for our ADSs. The 2024 Notes Exchanges closed on January 15, 2021. In connection with the 2024 Notes Exchanges, we also entered into agreements with certain financial institutions that are parties to our existing capped call transactions we entered into in connection with the issuance of the 2024 Notes shortly after the pricing of the 2026 Notes and 2027 Notes to terminate a portion of the relevant existing capped call transactions in a notional amount corresponding to the portion of the principal amount of such 2024 Notes exchanged. In connection with such terminations of the existing capped call transactions, we received deliveries of the ADSs in such amounts as specified pursuant to such termination agreements on January 15, 2021. The remaining capped call transactions are subject to the same risks as described above. Shortly after the consummation of the 2024 Notes Exchanges, we also terminated a portion of the zero-strike call option transactions (which we had entered into in February 2019 in connection with the issuance of the 2024 Notes).

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

Although the law in this regard is not entirely clear, we treat the VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities, and as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our current and expected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2022 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the nature and composition of our income and assets. Fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs or Class A ordinary shares, which may be volatile. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. If we were to be or become a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holders.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our thirteenth amended and restated memorandum and articles of association contain provisions that have the potential to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, rights and terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A ordinary shares and/or ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

Our shareholders may face difficulties in protecting their interests, and ability to protect their rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our thirteenth amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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

As a public company listed in the United States, Hong Kong and Singapore, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, rules subsequently implemented by the SEC and the New York Stock Exchange, the Hong Kong Listing Rules, the listing manual of the Singapore Exchange and the Singapore Code of Corporate Governance impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

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

The different characteristics of the capital markets in the U.S., Hong Kong and Singapore may negatively affect the trading prices of our Class A ordinary shares and/or ADSs.

We are subject to the U.S., Hong Kong and Singapore listing and regulatory requirements concurrently. The NYSE, Hong Kong Stock Exchange and Singapore Exchange have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class A ordinary shares and our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our Class A ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Class A ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong and Singapore generally or to the same extent, or vice versa. Because of the different characteristics of the U.S., Hong Kong and Singapore capital markets, the historical market prices of our ADSs may not be indicative of the trading performance of our Class A ordinary shares after the listing of our Class A ordinary shares on the Hong Kong Stock Exchange and the Singapore Exchange.

Exchange between our Class A ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.

Our ADSs are currently traded on NYSE. Subject to compliance with U.S. securities law and the terms of the Deposit Agreement, holders of our Class A ordinary shares may deposit Class A ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also surrender ADSs and withdraw the underlying Class A ordinary shares represented by the ADSs pursuant to the terms of the Deposit Agreement for trading on the Hong Kong Stock Exchange or the Singapore Exchange. In the event that a substantial number of Class A ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class A ordinary shares on the Hong Kong Stock Exchange or the Singapore Exchange and our ADSs on NYSE may be adversely affected.

The time required for the exchange between Class A ordinary shares and ADSs might be longer than expected and investor might not be able to settle or effect any sale of their securities during this period, and the exchange of Class A ordinary shares into ADSs involves costs.

There is no direct trading or settlement between the NYSE and the Hong Kong Stock Exchange or the Singapore Exchange on which our ADSs and our Class A ordinary shares are respectively traded. In addition, the time differences between New York and Hong Kong or Singapore, unforeseen market circumstances or other factors may delay the deposit of Class A ordinary shares in exchange for ADSs or the withdrawal of Class A ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange for Class A ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate. Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Class A ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange Class A ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

ITEM 4.       INFORMATION ON THE COMPANY

A.          History and Development of the Company

We were founded in November 2014, as Nextev Inc., which was changed to our current name NIO Inc. in July 2017. Significant milestones in our development since 2022 include the following:

●	In January 2022, we notified holders of 2024 Notes that pursuant to the 2024 Notes Indenture dated as of February 4, 2019 by and between us and The Bank of New York Mellon, as trustee, each holder has the right, at the option of such holder, to require us to repurchase all of such holder’s 2024 Notes or any portion thereof that is an integral multiple of US$1,000 principal amount for cash on February 1, 2022. The opportunity for holders of 2024 Notes to exercise the repurchase right commenced at 9:00 a.m., New York City time on January 3, 2022, and terminated at 5:00 p.m., New York City time, on Friday, January 28, 2022. Based on information from The Bank of New York Mellon as the paying agent for 2024 Notes, none of 2024 Notes were surrendered for repurchase. The aggregate amount of the repurchase price is nil.

●	On March 10, 2022, our Class A ordinary shares commenced trading, by way of introduction, on the Main Board of the Hong Kong Stock Exchange under the stock code “9866” in board lots of 10 Class A ordinary shares, and the stock short name is “NIO-SW”. Our ADSs remain primarily listed and traded on the New York Stock Exchange. The Class A ordinary shares listed on the Main Board of the Hong Kong Stock Exchange are fully fungible with the ADSs listed on the NYSE.
●	On May 20, 2022, our Class A ordinary shares commenced trading, by way of introduction, on the Main Board of the Singapore Exchange under the stock code “NIO” in board lot sizes of 10 Class A ordinary shares. Our ADSs remain primarily listed and traded on the New York Stock Exchange. The Class A ordinary shares listed on the Main Board of the Singapore Exchange are fully fungible with the ADSs listed on the NYSE. The Class A ordinary shares traded on the Singapore Exchange are not fungible with the Class A ordinary shares traded on the Hong Kong Stock Exchange as there is no mechanism in place to facilitate such transfer of Class A ordinary shares between the Singapore Exchange and the Hong Kong Stock Exchange.

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

Our Vehicles

We design, develop, jointly manufacture and sell our vehicles in the premium smart electric vehicle market. We currently offer our products and services in China, Norway, Germany, the Netherlands, Denmark and Sweden and plan to expand into more global markets to capture the fast-growing EV demand.

We introduced the EP9 supercar in 2016, which was the then fastest electric vehicle, setting the Nurburgring Nordschleife all-electric vehicle lap record. Starting from December 2017, we launched a succession of well-positioned vehicle models and established a competitive product portfolio, including the ES8, a six-seater smart electric flagship SUV, the ES7 (or the EL7), a mid-large five-seater smart electric SUV, the ES6, a five-seater all-round smart electric SUV, the EC7, a five-seater smart electric flagship coupe SUV, the EC6, a five-seater smart electric coupe SUV, the ET7, a smart electric flagship sedan, and the ET5, a mid-size smart electric sedan.

In 2022, we started deliveries of the ET7, ES7 and ET5, and launched the EC7 and All-New ES8 which will be delivered in the second quarter of 2023. All those models are derived from our NT2.0 platform, bringing users experiences beyond expectations in terms of design, performance, comfort, intelligence, safety and sustainability. They are equipped with NAD, comprising NIO Aquila, a super sensing system equipped with 33 high-performance sensors including LiDAR, and NIO Adam, a super computing platform with the computing power up to 1016 TOPS enabled by four NVIDIA DRIVE Orin X chips. Meanwhile, we have launched the PanoCinema based on NT2.0, an immersive digital cockpit featuring AR and VR technologies, the world’s first on-board AI assistant, NOMI, the 7.1.4 immersive sound system, the waterfall ambient lighting, and the 12.8-inch AMOLED central control screen, making the car a “holistic immersive digital space” for users.

Inheriting our high-performance DNA marked by dual-motor intelligent All-Wheel-Drive system, all NIO models are able to achieve outstanding performances in 0-100 km/h and braking distance. Enabled by battery swapping technology, all our models are compatible with different battery packs including Standard Range Battery, Long Range Battery and Ultra-Long Range Battery, supporting different driving ranges and providing an upgradable and flexible user experience.

We delivered 122,486 vehicles, including 14,351 ES8s, 14,159 ES7s, 42,012 ES6s, 17,076 EC6s, 23,075 ET7s and 11,813 ET5s in 2022. In 2023, we plan to launch and deliver the All-New ES6, All-New EC6 and one new model derived from our NT2.0 platform, complementing our product portfolio and contributing to our vehicle sales. We are also developing more products to expand our addressable market segments.

*

Represent NEDC range for ES6 and EC6, and CLTC range for All-New ES8, ES7, EC7, ET7 and ET5. The driving ranges are based on the officially filed documents or engineering test results, which may vary due to different road types, weather and road conditions, battery level, loading and tires.

**	150 kWh battery is expected to be available in 2023. The driving ranges with 150 kWh are estimates pursuant to the NEDC or CLTC standards.

***Represent configurations of performance versions.

****Represent starting MSRP in China as of the date of this annual report.

Our Key Technological Breakthroughs and Innovations

Since our inception, we have continued to innovate with the goal of consistently creating the most worry-free and convenient experience for our users. Our technological breakthroughs and innovations differentiate us from our peers, creating better user experiences and enhancing our users’ confidence in us. We have strategically focused on building in-house capabilities including battery swapping, autonomous driving, digital technologies, electric powertrain and battery, among others, to control the design and development of the vehicle software and hardware architecture and the critical components that go into our products. Our capabilities have given us greater flexibility to continually improve our current products and allow us to launch new products more rapidly. By integrating these industry-leading technologies, all of our vehicles can create a relaxing, interactive, intelligent and immersive experience for our users.

We have strategically located our research and development offices in locations where we believe give us access to the best talent. Our global research and development center for production models is located in Shanghai. Our research and development teams in Hefei mainly focus on vehicle engineering and manufacturing engineering. Our global research and development center for software is located in Beijing. Our global research and development center for autonomous driving is located in San Jose. Our global design center is located in Munich.

Battery swapping and BaaS

All of our smart electric vehicles are equipped with proprietary battery swapping technologies, providing our users with a “chargeable, swappable, upgradable” experience. We also offer Battery as a Service, or BaaS, an industry-first innovative model which allows users to purchase electric vehicles and subscribe for the usage of batteries separately. BaaS enables our users to benefit from lower vehicle purchase prices, flexible battery upgrade options and assurance of battery performance.

●	Battery swapping. Supported by over 1,500 patented technologies, all of our vehicles support battery swapping. It provides our users with convenient “recharging” experiences by simply swapping the user’s battery for another one within minutes. In addition, it enables users to enjoy the benefits of battery technology advancements with upgrade options. In December 2022, we introduced Power Swap station 3.0 with a service capacity of up to 408 swaps per day. Enabled by Lidars and NVIDIA DRIVE Orin X chips, it is able to support the Automatic Summon & Swap feature, through which the station can communicate with the vehicle and automatically navigates the vehicle to complete the swap.
●	BaaS. Enabled by vehicle-battery separation and battery subscription, BaaS decouples the battery price from the purchase price of a vehicle and allows users to subscribe for battery usage separately. For each user under the BaaS model, we sell a battery to the Battery Asset Company, and the user subscribes for the usage of the battery from the Battery Asset Company. If users opt to purchase a NIO vehicle and subscribe for the battery under BaaS, they can enjoy a deduction off the original vehicle purchase price while paying a monthly subscription fee for the battery. NIO users are able to enjoy permanent or flexible upgrades to batteries with higher capacities or other future battery options with an additional fee as the battery technologies evolve.

Autonomous driving and ADaaS

We believe that autonomous driving is the core of smart electric vehicles, and it has been our focus from day one. We are one of the first companies in China to offer enhanced ADAS capabilities. NIO Pilot, our proprietary enhanced ADAS, is equipped with Navigate on Pilot, or NOP. NOP is able to guide a vehicle on and off ramps, overtake, merge lanes and cruise according to planned routes in highways and urban expressways.

In January 2021, we announced NIO Autonomous Driving, or NAD, our next generation, proprietary full stack autonomous driving technology. We have built up the NAD capability with in-house developed perception algorithms, localization, control strategy and platform software. The technology comprises a super computing platform called NIO Adam and a super sensing system called NIO Aquila. NAD is expected to gradually cover use cases from expressways, urban roads, parking, battery swapping to other domains to deliver a safer and more relaxing autonomous driving experience for our users. Staring from the fourth quarter of 2022, we have gradually released NOP+ beta to users based on NT2.0. We plan to roll out NAD through a monthly subscription under ADaaS in the future.

In addition, we have commenced our inhouse research and development of the autonomous driving chipset to maximize the autonomous driving algorithm efficiency.

Digital Technologies

Digital System

Digital system is the foundation for us to achieve continuous upgrade through over-the-air updates, the digital platform for building our own proprietary software and algorithms and the security system for deep reassurance.

On top of our proprietary software architecture and cloud data platform, NVOS (NIO Vehicle Operating System), our vehicle digital system, has what we believe to be the industry-leading connectivity and remote service capabilities with an end-to-end security framework.

Digital Cockpit

Our digital cockpit has an AI-driven, scalable and flexible architecture that presents users with an intelligent and immersive digital experience. We have built flexibility into the digital cockpit, so that we can continue to update the NIO Operating System, or NIO OS, with new features and applications.

Inspired by the concept of mobile living space, we have launched PanoCinema, a panoramic digital cockpit with AR and VR capabilities, to bring holistic immersive experiences to our users. Inside our digital cockpit, NOMI, our in-car AI companion, can listen to, communicate and interact with users to build a strong emotional connection between vehicles and users.

Electric Powertrain and Battery

Electric Powertrain

Starting from our first product, we have designed, developed and manufactured our own proprietary electric powertrains in-house.

Our electric powertrains are designed specifically for NIO’s vehicles, and through FOTA, we are able to continue to improve and update, and adjust according to our users’ driving behavior. Enabled by in-house research and development capabilities, our dual-motor configuration offers a variety of electric motors, including 150-300kW induction motor and 160-210 kW permanent magnet motor.

The new-generation electric powertrain features Silicon Carbide power modules which can minimize switching loss and improve system efficiency compared with IGBT (insulated gate bipolar transistor).

Battery

We are committed to the research, development and innovations in battery technologies. Our batteries are based on advanced battery pack design, battery management system and proprietary swapping mechanism.

Currently, we offer two battery options: Standard Range Battery and Long Range Battery. The Standard Range Battery currently on offer is a 75 kWh cell-to-pack battery with hybrid LFP/NCM cells. With certain proprietary patents, the 100 kWh long range cell-to-pack battery features thermal propagation prevention, highly integrated design, all-climate thermal management and bi-directional cloud battery management system. We announced the 150 kWh Ultra-long Range Battery with the next generation battery technology in January 2021, and expect to start its user delivery in 2023.

Design Capabilities and Software-driven Vehicle Technologies

We have significant in-house vehicle design and engineering capabilities, which cover all major areas of vehicle development starting from concept to completion with a special focus on software-driven technologies. For example, our inhouse developed Intelligent Chassis Unit enables redundancy control, electronic parking brake control, damper control, air spring leveling control, while achieving functional safety, cyber security and OTA updates.

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

NIO Houses have showroom functions while serving as a clubhouse for our users and their friends. We opened our first NIO House in Beijing in November 2017. As of December 31, 2022, we had 99 NIO Houses in total globally.

NIO Spaces are mainly showrooms for our brand, vehicles and services. Compared with NIO Houses, NIO Spaces are generally smaller in scale, more delicate and sales-focused. As of December 31, 2022, we had 282 NIO Spaces in total globally (excluding NIO Space Pop-ups).

NIO Day and NIO Events

Our annual NIO Day is an event jointly hosted by NIO and our users where we launch our new products and technologies and celebrate the user community. In December 2017 in Beijing, we held our first NIO Day and launched the ES8. We had since then held multiple NIO Days to launch new products and interact with our users and industry participants in the subsequent years. Most recently, in December 2022, we held the sixth NIO Day in Hefei and launched the EC7 and the All-New ES8.

On October 7, 2022, we held NIO Berlin 2022, and unveiled ET7, EL7 and ET5 for the European markets, including Norway, Germany, the Netherlands, Denmark and Sweden. We offer our products in Europe through direct sales, leasing programs, as well as innovative NIO subscription, through which users will be able to choose the vehicle that best suits their needs for a flexible term from one month to 60 months.

Formula E

We sponsor a Formula E team currently named as NIO 333, which is a racing team that competes in the Fédération Internationale de l’Automobile, or FIA, Formula E championship electric racing series.

NIO Life

We have established our lifestyle brand NIO Life, which has an online store on NIO app where users can purchase NIO lifestyle products. The product categories include apparels, home and living, travel and bags, consumer electronics, car life, food and wines. Since we launched our online store in December 2016, over 8 million NIO Life items have been delivered to our users through online and offline channels as of December 31, 2022.

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

Our Power Solutions

We offer a comprehensive and innovative suite of power solutions to address the charging and swapping needs of our users. Our power solutions include home charging called Power Home, battery swapping called Power Swap, supercharging piles called Power Charger, destination charging piles called Destination Charger, and mobile charging called Power Mobile, all of which are connected to cloud-enabled Power Cloud, which synchronizes users’ power consumption information and our power network, and intelligently suggests the appropriate services, according to the users’ locations and power consumption patterns. Our users not only get to check the availability of charging and swapping resources of NIO’s own network, but also have access to a network of public chargers and their real-time information through the Power Map on our NIO app. In addition, we offer our users our One Click for Power valet service where we pick up, charge and then return the vehicle. Our goal is to provide the most convenient power solutions to our users.

Power Home

Through Power Home, we install home chargers at our users’ homes upon our users’ requests if the installation is feasible. Currently we are offering our users standard smart home chargers and high-speed smart home chargers.

Power Swap

All of our vehicles support battery swapping. Once a vehicle is parked in the swap station and the swap function is activated, battery swapping will take place within minutes. Automatic battery and electric system checks are performed during each swap to enhance the safety and security of the vehicle and battery.

As of December 31, 2022, we had 1,315 Power Swap stations covering urban areas and expressways globally, through which we had completed over 15 million battery swaps cumulatively. We plan to strategically deploy more swap stations in selected geographical areas and enhance the efficiency of the battery swap stations to ensure optimal battery swap experience for our growing user base.

Power Charger and Destination Charger

Through Power Charger, our supercharging piles, we provide our users a fast and reliable power solution. Users are able to locate, use and pay for the charging through our NIO app. Our Power Chargers are of a slim design and are located in parking lots and other locations easily accessible to our users. In December 2022, we introduced the 500kW ultra-fast Power Charger, which has a maximum current of 660A and a maximum power of 500kW, and it takes only 20 minutes to charge the 100kWh battery pack from 10% to 80%.

We also deploy chargers in tourist attractions, shopping malls, office buildings, and other types of destinations to expand the charging network for convenience and flexibility.

As of December 31, 2022, we had more than 13,000 Power Chargers and Destination Chargers in operation. We plan to further enhance the efficiency and expand the deployment of our chargers to cater to the growing user demand.

Power Mobile

Through Power Mobile, we provide charging services through fast charging vans with our proprietary fast-charging technologies, supplementing our swapping and charging network. Users are able to book Power Mobile services in advance through our NIO app.

As of December 31, 2022, we had approximately 300 Power Mobile vans in operation. We regularly adjust the deployment of Power Mobile vans in China based on our user distribution and user needs and plan to improve the efficiency of these NIO Power Mobile vans to create better experiences for users.

Power Map

In addition to our own swapping and charging network, our users have access to a network of public chargers and their real-time information through the Power Map on our NIO app, which consisted of over 1,000,000 publicly accessible charging piles globally as of December 31, 2022. In order to further improve user experience, we have been working to increase the number of chargers with data synchronized to our Power Cloud.

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

For our NIO service centers, we have dedicated qualified technicians who receive regular professional trainings and skill tests, which ensures high-quality user services. As of December 31, 2022, we had 75 NIO service centers worldwide. For authorized third-party service centers, we have a devoted management team to carefully select and bring authorized service centers into our network, most with experience servicing high-end branded vehicles. As of December 31, 2022, we had 213 authorized service centers worldwide.

Service Plan

We offer our users worry-free service plans and worry-free insurance plans on an annual fee basis in certain regions. The worry-free service plan provides statutory and third-party liability and vehicle damage insurance through third-party insurers, repair and routine maintenance services, courtesy vehicles, roadside assistances, optional value-added services, and enhanced data packages, among other services. The worry-free insurance plan offers selected services, including limited number of maintenance and paint-repair services, courtesy vehicles, roadside assistances and other additional services at a more competitive price.

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

Warranty Policy

For an initial retail purchaser of a new NIO vehicle in China, in addition to the warranty required under the relevant PRC law, including (i) a bumper-to-bumper three-year or 120,000-km warranty, (ii) for critical EV components (batteries, electric motors, power electric units and vehicle control units), an eight-year or 120,000-km warranty, and (iii) a two-year or 50,000-km warranty covering vehicle repair, replacement and refund, we also provide an extended warranty in China subject to certain conditions. For the owners of our vehicles in Europe, in addition to the warranty required under the applicable laws and regulations, we also provide an extended warranty subject to certain conditions. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Our warranty reserves may be insufficient to cover future warranty claims which could adversely affect our financial performance.”

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

We usually enter into our standard form of agreements with our suppliers. Suppliers shall provide to us the goods and services at terms and conditions as provided under the agreements according to the pre-determined schedule. We typically pay suppliers with respect to the goods provided after receipt of goods and within 30-90 days upon receipt of invoices issued by suppliers. The suppliers provide quality warranty for the goods sold to us. Neither we nor the suppliers are allowed to subcontract or assign any obligations under the agreements. We typically have the right to terminate the agreement with suppliers due to our strategy or business concern by giving a six-month prior written notice to supplier. In addition, either party has the right to terminate the agreement upon a material default by the other party. We hold our suppliers to high ethical standards of code of conducts in areas such as human rights, labor conventions such as prohibition of forced labor and child labor, environmental protection and anti-corruption, and incorporate these standards in our cooperation agreements with our suppliers.

Manufacturing

Vehicle Manufacturing

We partner with JAC for the joint manufacturing of our vehicles. JAC jointly manufactures with us all of our current vehicle models, including the ES8, the ES7 (or the EL7), the ES6, the EC7, the EC6, the ET7 and the ET5, in the F1 Plant and the F2 Plant, and will jointly manufacture with us our other vehicle models in the F2 Plant. The annual production capacity of each of the F1 Plant and the F2 Plant can be expanded to up to 300,000 units (calculated based on 5,000 working hours per year).

Pursuant to the joint manufacturing arrangements we entered into with JAC, as amended and renewed, JAC jointly manufactures with us a series of our current vehicle models, and will jointly manufacture with us our other vehicle models, in the F1 Plant. We are in charge of vehicle development and engineering, supply chain management, manufacturing techniques and quality management and assurance. Jianglai, who joined as a party to the joint manufacturing arrangements in May 2021, is responsible for parts assembly and operation management.

Pursuant to the manufacturing cooperation agreements we entered into with JAC in September and December 2022, respectively, JAC jointly manufactures with us the ET5 and potentially our other vehicle models in the F2 Plant. We are in charge of relevant trademarks and related technologies license, vehicle specifications, parameters and option requirements, as well as raw materials supply.

Electric Powertrain Manufacturing

We have established our manufacturing center in Nanjing and Hefei, for the production of electric powertrains, with highly automated production lines and advanced MES systems and AGVs.

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

In terms of supply chain, we have established the NIO Quality Premium Partner evaluation system, which comprehensively evaluates our partners from various dimensions to achieve effective quality control of the supply chain. On top of the regular audit and training of our supply chain partners, we organize expert resources of different fields and functions to work together with the supply chain partners in need of capability enhancement to quickly improve their process assurance and quality control capabilities.

In addition, we collect users’ feedbacks through various channels, such as hotline, NIO app, NIO Fellow, user service group, and NOMI in our vehicles, and direct these feedbacks to our product experience, service and quality assurance team so as to drive the fast iteration and improvement in terms of product development, manufacturing and supply chain.

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

Pursuant to the Hefei Agreements, NIO China will establish its headquarters in the Hefei Economic and Technological Development Area, or the HETA, for its business operation, research and development, sales and services, supply chain and manufacturing functions. We will collaborate with the Hefei Strategic Investors and HETA to develop NIO China’s business and to support the accelerated development of the smart electric vehicle sectors in Hefei in the future. In addition, NIO China could enjoy a series of subsidies and support from HETA, including rent subsidies, financial support and preferential tax treatment, when NIO China meets certain performance criteria, such as targets for manufacturing capacity, procurement amount and vehicle sales.

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

We ensure effective control in NIO China through the following measures: (i) at the shareholder level, as of the date of this annual report, we held 92.114% controlling equity interests in NIO China; (ii) at the board level, we are entitled to nominate five directors to the seven-member board of directors of NIO China; (iii) according to NIO China’s shareholders’ agreement, we have the power to unilaterally direct NIO China’s activities that most significantly impact its economic performance, including but not limited to the rights to establish operating and financial decisions of NIO China (including budgets) in the ordinary course of business; and (iv) the Hefei Strategic Investors are entitled to certain veto rights such as change in NIO China’s corporate structure, change of its core business and amendment to its articles of association, which were not considered as participating rights and would not overcome the presumption of consolidation by us with a majority voting rights. As a result, we are the controlling shareholder of NIO China and effectively controls NIO China.

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

Battery Asset Company

In August 2020, we and the Battery Asset Company Investors jointly established the Battery Asset Company. We and the Initial BaaS Investors each invested RMB200 million and held 25% equity interests in the Battery Asset Company at its establishment. In December 2020, April 2021, August 2021 and July 2022, respectively, the Battery Asset Company entered into agreements with new and existing investors for additional financing. As of the date of this annual report, we beneficially own approximately 19.4% of the equity interests in the Battery Asset Company.

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

The automotive market is highly competitive and we expect it will become more competitive in the future as additional players enter into this market. We compete with ICE vehicles as well as new energy vehicles. Many of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, marketing sales and service of their products. We expect competition in our industry to intensify in the future in light of increased demand and regulatory push for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry.

Intellectual Property

We have developed a number of proprietary systems and technologies. We designed and developed electric powertrain in-house. The new-generation electric powertrain features Silicon Carbide power modules which can minimize switching loss and improve energy efficiency. We jointly designed and developed the 75 kWh hybrid and the 100 kWh NCM battery with our proprietary battery management system. We have built up the NAD capability with in-house developed perception algorithms, localization, control strategy and platform software. As a result, our success depends, at least in part, on our ability to protect our core technology and intellectual property, including our registered patents for electric powertrain, battery and autonomous driving technologies. To accomplish this, we rely on a combination of patents, patent applications and trade secrets, including employee and third-party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. We will actively monitor and pursue claims against unauthorized use of our intellectual property.

As of December 31, 2022, we had 3,703 issued patents and 2,338 pending patent applications, 4,723 registered trademarks and 1,739 pending trademark applications in the United States, China, Europe and other jurisdictions. As of December 31, 2022, we also held or otherwise had the legal right to use 188 registered copyrights for software or works of art and approximately 671 registered domain names, including www.nio.io. We intend to continue to file additional patent applications with respect to our technology.

Environmental, Social and Governance

With the mission of shaping a joyful lifestyle for our users, we are committed to leverage our technologies, products and services to be a force for good in the aspects of environmental, social and governance (“ESG”). With the guidelines from the United Nation Global Compact, United Nation Sustainable Development Goals, and Global Reporting Initiative, we have identified the following three pillars in our ESG initiatives, which have been integrated into our business operations and corporate governance.

Environmental Sustainability

Blue Sky Coming is our guiding philosophy since our inception and our vision for a brighter future. Focusing on low-carbon development, ecological protection and environmental management, we make efforts to put the concept of sustainability into practice through the whole lifecycle of the green industry chain and build a green eco-system with upstream and downstream partners.

At the product design and development stage, based on the philosophy of design for sustainability, we conduct comprehensive research on the availability and application of low-carbon technologies and materials, and apply them on our products to reduce the carbon emission and energy consumption of our product portfolio. During the manufacturing process, NIO continues to improve and carry forward its green manufacturing system by carrying out intensive green space construction, empowering digital management and committing to low-carbon energy utilization. In addition, we implemented water, aluminum and other scrap material recycling in our plant and aim to further expand our recycling efforts throughout the product lifecycle.

Moreover, we have initiated a series of activities together with different stakeholders to protect the environment and support the broader community. We launched Clean Parks, an ecosystem co-conservation initiative co-initiated with the World Wide Fund for Nature (WWF) and the United Nations Development Programme (UNDP). As of the end of 2022, we have rolled out the initiative in thirteen ecologically sensitive areas globally.

Social Sustainability

At NIO, we are fully committed to being socially responsible and making a positive impact on the society. Driven by user experience, we integrate quality, safety, and innovation into the whole lifecycle management of products and services, which not only covers research and development, supply chain, manufacturing and user service, but also includes innovative business models based on core technologies, aligning user needs with full-lifecycle user experiences. We have formulated a Quality Manual at the corporate level, which defines the quality management requirements for the entire business chain, from product development, supply chain, manufacturing and logistics to user experience and service quality.

NIO has built a user community extending from personal growth to community development and user co-creation. To further understand the demands of users and improve our service quality, NIO has set up a multi-dimensional satisfaction survey mechanism and the user satisfaction rate reached 4.88/5 in 2021.

As a member of the United Nations Global Compact, NIO is committed to fulfilling the standards and requirements of the Universal Declaration of Human Rights and the Declaration of the International Labour Organization on Fundamental Principles and Rights at Work, and has integrated them into internal systems and polices. We focus on identifying and attracting talent from diverse backgrounds across the globe and aim to facilitate the long-term development of employees through a value-driven mechanism based on NIO value system. We have established a unique career development system, NIO Career Path system, providing different development paths for employees in different positions. On top of our employee stock ownership plan and compulsory benefits and insurances covering all employees, we also offer our employees various supplementary benefits and organize various employee activities to enrich employees’ lives and improve their wellbeing. To proactively collect feedback from employees, NIO conducts an annual employee satisfaction survey covering all employees and the satisfaction survey results was 4.09/5, with the value system scoring the highest, 4.49/5.

We have established various corporate social responsibility initiatives to comprehensively give back to the communities and to create value for the society. We are the sponsor of the Formula E Student China, a competition event where college students design and race electric racing vehicles, allowing us to nurture the young talent for the future of the automotive industry. In addition, NIO Users Trust has been making continuous contributions to public welfare projects, including rural revitalization, emergency assistant, user care and charity donations, and collaborating with third-party organizations in various projects with the goal to achieve a balance between social benefits and economic development.

Corporate Governance

We strictly abide by all laws and regulations and aim to protect the rights and interests of shareholders, enhance corporate value, guide the formulation of business strategies and policies, and increase corporate transparency. To promote our sustainable development and strengthen the effectiveness of governance, we appropriately balance the diversity among board members and management team. As a vital part of our company, our management and board members contribute their insights into the strategic decision-making process by drawing on their gender perspective and diversified industry and technical background. We also aim to develop a pipeline of potential female successors to the Board to increase the percentage of female Board representatives in the coming years.

As a responsible company, we serve the long-term value of our business and act with integrity and ethics. We established comprehensive internal ethics and compliance system and polices to manage our business behavior and prohibit corruption, bribery, extortion, fraud, money laundering, monopoly and unfair competition, and insider trading. For enabling a comprehensive supervision of ethics, we set up the reporting mechanism with whistle-blower protection. In addition, we carry out integrity training for all employees every year, and implement standardized management of the performance of their duties.

To provide solid support for business development, NIO has established a comprehensive information security management system, and has been improving the system constantly in line with applicable laws and regulations in the countries and regions where we conduct business, supporting smooth business operations of our company and protecting the security of user information.

To support our mission and advance our ESG initiatives, Nominating and ESG Committee oversees and manages our ESG strategies, policies, and performance, and reports to our board of directors regarding the ESG progress to align the ESG related affairs with the overall strategy of our company. The ESG steering team under the Nominating and ESG Committee takes charges of the implementation of ESG initiatives and projects, and leads the ESG coordination team and the ESG responsible personnel in relevant departments to execute ESG-related specific measures.

Seasonality

In the past few years, demand for new vehicles in the automotive industry were generally higher in the fourth quarter. Such variation may or may not continue in the future. Our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. Also, any unusually severe weather conditions in some markets may impact demand for our vehicles.

Insurance

We maintain various insurance policies required by PRC laws and regulations to safeguard against risks and unexpected events. We consider that the coverage from the insurance policies maintained by us is in line with the industry norm. We do not have any business liability or disruption insurance to cover our operations. For the years ended December 31, 2020, 2021 and 2022, we have not made, nor been the subject of, any material insurance claim.

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

According to the Regulations on the Administration of Newly Established Pure Electric Passenger Vehicle Enterprises, which became effective on July 10, 2015, before our vehicles (including our current vehicles manufactured in cooperation with JAC) can be added to the Announcement of Vehicle Manufacturers and Products (the “Manufacturers and Products Announcement”), issued by the MIIT, a procedure that is required in order for our vehicles to be approved for manufacture and sale in China, our vehicles must meet the applicable requirements set forth in relevant laws and regulations. Such relevant laws and regulations include, among others, the Administrative Rules on the Admission of New Energy Vehicle Manufacturers and Products (the “MIIT Admission Rules”), which became effective on July 1, 2017 and was amended on July 24, 2020, and the Administrative Rules on the Admission of Passenger Vehicles Manufacturer and Products, which became effective on January 1, 2012, and pass the review by the MIIT. NEVs that have entered into the Manufacturers and Products Announcement are required to undergo regular inspection every three years by the MIIT so that the MIIT may determine whether the vehicles remain qualified to stay in the Manufacturers and Products Announcement.

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

Regulations on Compulsory Product Certification

Under the Administrative Regulations on Compulsory Product Certification which was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine (the “QSIQ”, which has been merged into the SAMR), on July 3, 2009 and was latest amended on September 29, 2022 and became effective on November 1, 2022, and the List of the First Batch of Products Subject to Compulsory Product Certification which was promulgated by the QSIQ in association with the State Certification and Accreditation Administration Committee on December 3, 2001 and became effective on May 1, 2002, SAMR, as the successor of QSIQ, is responsible for the regulation and quality certification of automobiles. Automobiles and parts and components must not be sold, exported or used in operating activities until they are certified by designated certification authorities of the PRC as qualified products and granted certification marks.

Regulations Relating to Parallel Credits Policy on Vehicle Manufacturers and Importers

On September 27, 2017, the MIIT, the Ministry of Finance, or the MOF, the MOFCOM, the General Administration of Customs of PRC and the SAMR jointly promulgated the Measure for the Parallel Administration of the Corporate Average Fuel Consumption and New Energy Vehicle Credits of Passenger Vehicle Enterprises (the “Parallel Credits Measure”), which were most recently amended on June 15, 2020 and took effect on January 1, 2021. Under the Parallel Credits Measure, each of the vehicle manufacturers and vehicle importers above a certain scale is required to, among other things, maintain its new energy vehicles credits, or the NEV credits, and corporate average fuel consumption credits, above zero, regardless of whether NEVs or ICE vehicles are manufactured or imported by it, and NEV credits can be earned only by manufacturing or importing NEVs. Therefore, NEV manufacturers will enjoy preferences in obtaining and calculating NEV credits.

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

Government Subsidies for Purchases of New Energy Vehicles

On April 22, 2015, the MOF, the Ministry of Science and Technology, or the MOST, the MIIT and the NDRC jointly issued the Circular on the Financial Support Policies on the Promotion and Application of New Energy Vehicles in 2016-2020 (the “Financial Support Circular”), which took effect on the same day. The Financial Support Circular provides that those who purchase new energy vehicles specified in the Catalogue of Recommended New Energy Vehicle Models for Promotion and Application by the MIIT, may obtain subsidies from the PRC national government. Pursuant to the Financial Support Circular, a purchaser may purchase a new energy vehicle from a seller by paying the original price minus the subsidy amount, and the seller may obtain the subsidy amount from the government after such new energy vehicle is sold to the purchaser. The Financial Support Circular also provided a preliminary phase-out schedule for the provision of subsidies.

On December 29, 2016, the MOF, the MOST, the MIIT and the NDRC jointly issued the Circular on Adjusting the Subsidy Policy for the Promotion and Application of New Energy Vehicles (the “Circular on Adjusting the Subsidy Policy”), which took effect on January 1, 2017, to adjust the existing subsidy standard for purchases of new energy vehicles. The Circular on Adjusting the Subsidy Policy capped the local subsidies at 50% of the national subsidy amount, and further specified that national subsidies for purchasers purchasing certain new energy vehicles (except for fuel cell vehicles) from 2019 to 2020 would be reduced by 20% as compared to 2017 subsidy standards.

The subsidy standard is reviewed and updated on an annual basis. The 2020 subsidy standard, effective from April 23, 2020, was provided in the Circular on Improving the Subsidy Policies for the Promotion and Application of New Energy Vehicles jointly promulgated by the MOF, the MOST, the MIIT and the NDRC on the same day. The 2020 subsidy standard reduces the base subsidy amount by 10% for each NEV, sets subsidies for 2 million vehicles as the upper limit of annual subsidy scale; and provides that national subsidy shall only apply to an NEV that is either (i) with the sale price under RMB300,000 or (ii) equipped with battery swapping mechanism. Given all of our vehicles are equipped with battery swapping mechanism, purchasers of all of our vehicles, regardless of sales price, are eligible to enjoy the subsidies provided by the PRC government to purchases of new energy vehicles. The 2021 subsidy standard, effective from January 1, 2021, was provided in the Circular on Further Improving the Subsidy Policies for the Promotion and Application of New Energy Vehicles jointly promulgated by the MOF, the MOST, the MIIT and the NDRC on December 31, 2020. The 2021 subsidy standard reduces the base subsidy amount by 20% for each NEV on the basis of that for the previous year. Further, the current 2022 subsidy standard, effective from January 1, 2022, was provided in the Circular on Financial Subsidy Policies for the Promotion and Application of New Energy Vehicles in Year 2022 jointly promulgated by the MOF, the MOST, the MIIT and the NDRC on December 31, 2021. The current 2022 subsidy standard reduces the base subsidy amount by 30% for each NEV from that for the previous year. The new energy vehicles subsidy policy was terminated on December 31, 2022.

Exemption of Vehicle Purchase Tax

On December 26, 2017, the MOF, the STA, the MIIT and the MOST jointly issued the Announcement on Exemption of Vehicle Purchase Tax for New Energy Vehicle. On June 28, 2019, the MOF and the STA jointly issued the Announcement on Renewal of Preferential Policies on Vehicle Purchase Tax. Pursuant to the two announcements, from January 1, 2018 to December 31, 2020, the vehicle purchase tax which is applicable for ICE vehicles is not imposed on purchases of qualified new energy vehicles listed in the Catalogue of New Energy Vehicle Models Exempt from Vehicle Purchase Tax (the “NEV Catalogue”), issued by the MIIT. Such announcement provides that the policy on exemption of vehicle purchase tax is also applicable to new energy vehicles added to the NEV Catalogue prior to December 31, 2017. On April 16, 2020, the MOF, the STA and the MIIT jointly issued the Announcement on Exemption of Vehicle Purchase Tax for New Energy Vehicle, with effect from January 1, 2021, which extends the vehicle purchase tax exemption period provided under the above two announcements till December 31, 2022. On September 18, 2022, the MOF, the STA and the MIIT jointly issued the Announcement on Continuation of Policies for Exemption of Vehicle Purchase Tax for New Energy Vehicle, with effect from September 18, 2022, which provides that the new energy vehicles purchased during the period from January 1, 2023 to December 31, 2023 will be exempted from the vehicle purchase tax.

Non-imposition of Vehicle and Vessel Tax

The Notice on Preferential Vehicle and Vessel Tax Policies for Energy-saving and New-energy Vehicles and Vessels, which was jointly promulgated by the MOF, the Ministry of Transport, the STA and the MIIT on July 10, 2018, clarifies that NEVs are not subject to vehicle and vessel tax.

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

In addition to the regulations and measures above, the provision of commercial internet information services on mobile internet applications are regulated by the Administrative Provisions on Information Services of Mobile Internet Applications, promulgated by the CAC in June 2022, which became effective on August 1, 2022 and replaces its predecessor regulation. Pursuant to these provisions, the mobile internet applications providers shall acquire relevant qualifications required by laws and regulations and implement the information security management responsibilities strictly and fulfill their obligations, including real-name system, protection of users’ information, examination and management of information content, etc., and shall comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities. In addition, such providers shall not compel the user to agree to the processing of personal information for any reason and refuse the user to use its basic functions and services as the user does not agree to provide non-essential personal information.

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the State Council on December 11, 2001 and last amended on March 29, 2022, which became effective on May 1, 2022, requires that the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%, except as otherwise stipulated by the state. In addition, the telecommunications enterprises must obtain approval from the MIIT, or its authorized local counterparts, before launching the value-added telecommunications business in China.

Regulations on Autonomous Driving

On July 27, 2021, the MPS and the Ministry of Transport issued Administration of Road Testing and Demonstration Application of Intelligent Connected Vehicles (Trial Implementation) (the “Circular No. 97”), which became effective on September 1, 2021, and is the primary regulation governing protocol of road testing and demonstration application of intelligent connected vehicles in the PRC. Pursuant to the Circular No. 97, any entity intending to conduct the road testing and demonstration application of intelligent connected vehicles must apply for and obtain a temporary license plate for each tested vehicle. To qualify for such temporary license plate, an applicant entity must satisfy, among others, the following requirements: (i) it must be an independent legal person registered under PRC law with the capacity to conduct manufacturing, technological research or testing of automobiles and automobile parts, which has established protocols to test and assess the performance of autonomous driving functionalities of intelligent connected vehicles and is capable of conducting real-time remote monitor of the tested vehicles, and has the ability to ensure the network security of tested vehicles and remote monitoring platform; (ii) the tested vehicle must be equipped with a driving system that can switch between autonomous driving mode and human driving mode in a safe, quick and simple manner and ensures human driver to take control of the tested vehicle any time immediately when necessary; (iii) the tested vehicle must be equipped with the function of recording, storing and real-time monitoring the condition of the tested vehicle and is able to transmit real-time data of the tested vehicle, such as the control mode, location and speed; (iv) it must sign an employment contract or a labor service contract with the driver of the tested vehicle, who must be a licensed driver of corresponding vehicle types with more than three years’ driving experience and a track record of safe driving and is familiar with the testing protocol or application scheme for autonomous driving system and proficient in operating the system; and (v) it must provide the Safety Self-declaration, the result of risk assessment on network security, the proof of corresponding measures taken against such risk and other materials to the competent department, and insure each tested vehicle for at least RMB5 million against vehicle accidents or provide a letter of guarantee covering the same. In addition, as to the demonstration application, the applicant entity could also be a consortium of several independent legal persons and has the operational capability of demonstration application and relevant scheme.

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

According to the Notice on Promoting the Development of Intelligent Connected Vehicles and Maintaining the Security of Surveying and Mapping Geographic Information issued by the Ministry of Natural Resources of the PRC on August 25, 2022, if an intelligent connected vehicle is equipped with or integrated with certain sensors, the collection, storage, transmission and processing of surveying and mapping geographic information and data, including spatial coordinates, images, point clouds and their attribute information, of vehicles and surrounding road facilities in the process of road test, will be considered surveying and mapping activities. Persons who collect, store, transmit and process such surveying and mapping geographic information and data, will be the main actors of surveying and mapping activities. Additionally, if any vehicle manufacturer, service provider or smart driving software provider that is a domestic enterprise needs to engage in the collection, storage, transmission and processing of surveying and mapping geographic information and data, it shall obtain the corresponding surveying and mapping qualification or entrust an agency with the corresponding surveying and mapping qualification to carry out the intended activities; if any vehicle manufacturer, service provider or smart driving software provider that is a foreign-invested enterprise needs to engage in the collection, storage, transmission and processing of surveying and mapping geographic information and data, it shall entrust an agency with corresponding surveying and mapping qualification to carry out the intended activities, and the entrusted agency shall undertake the collection, storage, transmission and processing of the relevant spatial coordinates, images, point clouds and their attribute information and other businesses, and provide geographic information service and support.

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

In November 2016, the SCNPC promulgated the Cyber Security Law of the PRC (the “Cyber Security Law”), which became effective on June 1, 2017. The Cyber Security Law requires that a network operator take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. We are subject to such requirements as we are operating internet of vehicles, a website and mobile application and providing certain internet services mainly through our mobile application. The Cyber Security Law further requires network operators to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security and take corresponding remedial measures.

Network operators are also required to maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal data protection, such as the requirements on the collection, use, processing, storage and disclosure of personal data, and network operators being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Any violation of the Cyber Security Law may subject the internet information services provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites or criminal liabilities.

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

On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the MPS and the General Office of the SAMR jointly issued the Notice on the Measures for Determining the Illegal Collection and Use of Personal Information through Mobile Applications, which aims to provide reference for supervision and administration departments and provide guidance for mobile applications operators’ self-examination and self-correction and social supervision by netizens, and further elaborates the forms of behavior constituting illegal collection and use of the personal information through mobile applications including: (i) failing to publish the rules on the collection and use of personal information; (ii) failing to explicitly explain the purposes, methods and scope of the collection and use of personal information; (iii) collecting and using personal information without the users’ consent; (iv) collecting personal information unrelated to the services they provide and beyond the necessary principle; (v) providing personal information to others without the users’ consent; (vi) failing to provide the function of deleting or correcting the personal information according to the laws or failing to publish information such as ways of filing complaints and reports.

In addition, on May 28, 2020, the NPC approved the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information should follow the principles of legitimacy, properness and necessity.

On May 12, 2021, the CAC issued the Several Provisions on Automobile Data Security Management (Draft for Comment), which further elaborates the principles and requirements for the protection of personal information and important data in the automobile industry scenarios, and defines enterprise or institution engaged in the automobile design, manufacture, and service as an operator. Such operator is required to process personal information or important data in accordance with applicable laws and regulations during the process of design, production, sales, operation, maintenance, and management of automobile. On August 16, 2021, the CAC, the NDRC, the MPS, the MIIT and the Ministry of Transport jointly promulgated the Several Provisions on Automobile Data Security Management (Trial Implementation), or the Provisions on Automobile Data Security, which took effect from October 1, 2021 and clearly defines the definition of automobile data, automobile data processing, automobile data processor, personal information, sensitive personal information and important data, and aims to regulate the collection, analysis, storage, utilization, provision, publication, and cross-border transmission of personal information and important data generated throughout the lifecycle of automobiles by automobile designers, producers and service providers. Relevant automobile data processor including automobile manufacturers, compartment and software providers, dealers, maintenance providers are required to process personal information and important data in accordance with applicable laws during the automobile design, manufacture, sales, operation, maintenance and management. To process personal information, automobile data processors shall obtain the consent of the individual or conform to other circumstances stipulated by laws and regulations. Pursuant to the Provisions on Automobile Data Security, important data shall be stored within the PRC and a cross-border data security assessment shall be conducted by the national cyberspace administration authority in concert with relevant departments under the State Council if there is a need to provide such data overseas. The security management for the cross-border transfer of personal information which is not included in important data shall be governed by the relevant PRC laws and regulations. To process important data, automobile data processors shall conduct risk assessment in accordance with regulations and submit risk assessment reports to related departments at provincial levels.

On June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC (the “Data Security Law”), which took effect in September 2021. The Data Security Law sets forth data security and privacy related compliance obligations on entities and individuals carrying out data related activities. The Data Security Law also introduces a data classification and layered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked or illegally acquired or used. In addition, the Data Security Law provides a national security review procedure for those data activities that may affect national security, and imposes export restrictions on certain data and information. According to the PRC National Security Law, the State shall establish institutions and mechanisms for national security review and regulation, and conduct national security review on certain matters that affect or may affect PRC national security, such as key technologies and IT products and services. Furthermore, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States.

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

On December 28, 2021, the CAC, the NDRC, the MIIT, the MPS, the Ministry of National Security, the MOF, the MOFCOM, the PBOC, the SAMR, the National Radio and Television Administration, the CSRC, the National Administration of State Secrets Protection and the State Cryptography Administration jointly released the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, network platform operators with information of over one million users shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk.

On July 30, 2021, the MIIT issued the Opinion on Strengthening the Access Administration of Intelligent Connected Vehicles Manufacturing Enterprises and Their Products, or the Access Administration Opinion, which provided responsibilities of intelligent connected vehicles manufacturing enterprises, and required such enterprises to strengthen the management of vehicle data security, cyber security, software updates, function safety and intended function safety. Furthermore, the Access Administration Opinion stated that vehicles manufacturing enterprises shall conduct cybersecurity reviews prior to transmitting data abroad.

On July 30, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect in September 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cyber Security Law. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure. According to the Regulations, operators of certain industries or sectors that may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage may be identified as critical information infrastructure operators by the CAC or the respective industrial regulatory authorities once they meet the identification standards promulgated by the authorities.

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

On October 29, 2021, the CAC issued the Measures for the Security Assessment of Data Exit (Draft for Comment), and on July 7, 2022, the CAC finally adopted the Measures for the Security Assessment of Data Exit, which took into effect on September 1, 2022 and stipulates that data processors who provide overseas the personal information and important data collected and generated during operations within the PRC shall be subject to security assessment by the CAC. Specifically speaking, if the data processor provides data overseas and meets one of the following circumstances, it shall declare the security assessment: (i) personal information by operators of critical information infrastructure; (ii) the data contains important data; (iii) personal information processors who have processed personal information of one million people provide personal information abroad; (iv) accumulatively provided personal information of more than one hundred thousand people or sensitive personal information of more than ten thousand people abroad since January 1 of the previous year; and (v) other circumstances as specified by the CAC. The assessment results of the data exit are valid for two years.

In addition, on November 14, 2021, the Administration Regulations on Cyber Data Security (Draft for Comments), or the Draft Regulations, were proposed by the CAC for public comments until December 13, 2021. The Draft Regulations set out general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. Key requirements include: (i) data processors shall enhance the security protection of data processing systems, data transmission networks, and data storage environments, among others, under the graded cybersecurity protection requirements, and any system that processes important data shall in principle meet the security protection requirements for Level 3 or higher cyberspace and critical information infrastructure, and any system that processes core data shall be strictly protected in accordance with relevant regulations; (ii) data processors should establish a data security emergency response mechanism, and promptly start the emergency response mechanism in the event of a data security incident; (iii) the detailed rules for data processors to apply when providing personal information to third parties, or sharing, trading or entrusting important data to third parties; (iv) the scenarios of cybersecurity review which shall be subject to Cybersecurity Review Measures; (v) the definitions of important data and processors’ security protection obligations; (vi) the detailed rules on cross-border data transfer which added missing details to the Personal Information Protection Law; (vii) data processors processing personal information of more than one million individuals shall also comply with the regulations for processing of important data; and (viii) data processors dealing with important data or listing overseas (including Hong Kong) should carry out an annual data security assessment by themselves or by entrusting data security service agencies, and each year before January 31, data security assessment report for the previous year shall be submitted to the districted city level cyberspace administration department. In addition, the Draft Regulations reiterate that data processors which process the personal information of at least one million individuals must apply for a cybersecurity review if they are to be listed abroad, and further require the data processors that carry out the following activities to apply for cybersecurity review in accordance with the relevant laws and regulations: (i) the merger, reorganization or division of internet platform operators that have gathered a large number of data resources related to national security, economic development and public interests affects or may affect national security; (ii) the listing of the data processor in Hong Kong affects or may affect national security; and (iii) other data processing activities that affect or may affect national security. Furthermore, in one of the following situations, data processors shall delete or anonymize personal information within 15 business days: (i) the purpose of processing personal information has been achieved or the purpose of processing is no longer needed; (ii) the storage term agreed with the users or specified in the personal information processing rules has expired; (iii) the service has been terminated or the account has been canceled by the individual; or (iv) unnecessary personal information or personal information unavoidably collected due to the use of automatic data collection technology but without the consent of the individual. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties. As of the date of this annual report, there is no definite timetable as to when the Draft Regulations will be enacted.

On December 8, 2022, the MIIT published the Administration Measures on Data Security in the Field of Industry and Information Technology (Trial), which came into effect on January 1, 2023. Such measures require the industrial and telecom data processors to further implement data classification and hierarchical management, take necessary measures to ensure that data remains effectively protected and being lawfully applied and conduct data security risk monitoring. Such measures also provide the definitions of “core data” and “important data” in the field of industry and information technology.

Regulations on E-Commerce

On August 31, 2018, the SCNPC promulgated the E-Commerce Law of the PRC (the “E-Commerce Law”), which became effective as of January 1, 2019. The E-Commerce Law establishes the regulatory framework for the e-commerce sector in the PRC for the first time by laying out certain requirements on e-commerce platform operators. According to the E-Commerce Law, the e-commerce platform operators shall prepare a contingency plan for cybersecurity events and take technological measures and other measures to prevent online illegal and criminal activities. The E-Commerce Law also expressly requires e-commerce platform operators to take necessary actions to ensure fair dealing on their platforms to safeguard the legitimate rights and interests of consumers, including to prepare platform service agreements and transaction information record-keeping and transaction rules, to prominently display such documents on the platform’s website, and to keep such information for no less than three years following the completion of a transaction. Where the e-commerce platform operators conduct self-operated business on their platforms, they shall distinguish and mark their self-operated business from the businesses of the business operators using the platform in a prominent manner, and shall not mislead consumers. The e-commerce platform operators shall bear civil liability of a commodity seller or service provider for the business marked as self-operated, pursuant to the law.

Regulations on Insurance Brokerage

According to Insurance Law of the PRC promulgated by the SCNPC on June 30, 1995 and latest amended on April 24, 2015, which became effective on April 24, 2015, insurance brokers shall meet the conditions prescribed by the insurance regulatory agency of the State Council and obtain the license for operating insurance brokerage business. On February 1, 2018, China Insurance Regulatory Commission which has been merged into the CBIRC, promulgated the Regulatory Provisions on Insurance Brokerages, or the Insurance Brokerages Provisions, which became effective on May 1, 2018. Pursuant to the Insurance Brokerages Provisions, insurance brokers shall mean institutions which provide intermediary services for execution of insurance contracts between policyholders and insurance companies based on interests of policyholders and collect commissions, including insurance brokerage companies and their branches. Any insurance brokerage company operating insurance brokerage businesses in the PRC shall satisfy the stipulated criteria and obtain a license for operating insurance brokerage businesses. Whoever illegally engages in insurance brokerage business without a license shall be banned, and its illegal gains shall be confiscated and it shall be fined not less than one time and not more than five times the illegal gains; if there is no illegal gains or the illegal gains are less than RMB50,000, a fine of not less than RMB50,000 and not more than RMB300,000 shall be imposed.

According to the Service Guidelines for Approval of the Establishment of Insurance Brokerage Institutions issued by the CBIRC on September 30, 2021, insurance brokers whose foreign investment ratio is higher than or equal to 25% after penetrating cumulative calculation are regarded as foreign-invested insurance brokers. Pursuant to the Notice of the CBIRC General Office on Clarifying Relevant Measures for the Opening-up of the Insurance broker Market issued by the CBIRC on December 3, 2021, overseas insurance brokerage companies with actual business experience and complying with the relevant provisions of the CBIRC are permitted to invest in and establish insurance brokerage companies in China to engage in insurance brokerage business. However, in practice, subject to the qualifications set by the CBIRC for foreign shareholders of the insurance brokerage companies, the CBIRC typically would not approve the establishment of foreign-invested insurance brokerage companies.

Regulations on Land and the Development of Construction Projects

Regulations on Land Grants

Under the Interim Regulations on Assignment and Transfer of the Rights to the Use of the State-owned Urban Land of the PRC, promulgated by the State Council on May 19, 1990 and latest amended on November 29, 2020, a system of assignment and transfer of the right to use state-owned land was adopted. A land user must pay land premiums to the state as consideration for the assignment of the right to use a land site within a certain term, and the land user who obtained the right to use the land may transfer, lease out, mortgage or otherwise commercially exploit the land within the term of use. Under the Interim Regulations on Assignment and Transfer of the Rights to the Use of the State-owned Urban Land of the PRC and the Law of the PRC on Urban Real Estate Administration, the local land administration authority may enter into an assignment contract with the land user for the assignment of land use rights. The land user is required to pay the land premium as provided in the assignment contract. After the full payment of the land premium, the land user must register with the land administration authority and obtain a land use rights certificate which evidences the acquisition of land use rights.

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

Regulations on Environmental Protection and Work Safety

Regulations on Environmental Protection

Pursuant to the Environmental Protection Law of the PRC promulgated by the SCNPC, on December 26, 1989, latest amended on April 24, 2014 and effective on January 1, 2015, any entity which discharges or will discharge pollutants during the course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise, vibrations, electromagnetic radiation and other hazards produced during such activities.

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

Regulations on Work Safety

Under relevant construction safety laws and regulations, including the Work Safety Law of the PRC which was promulgated by the SCNPC on June 29, 2002, latest amended on June 10, 2021 and became effective on September 1, 2021, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide the employees with protective equipment that meets the national standards or industrial standards. Furthermore, production and operating business entities shall report their major hazard sources and related safety and emergency measures to the emergency management department and other relevant departments for the record, and establish a safety risk grading control system and take corresponding control measures. Automobile and components manufacturers are subject to the above-mentioned environment protection and work safety requirements.

Regulations on Fire Control

Pursuant to the Fire Control Law of the PRC promulgated by the SCNPC on April 29, 1998 and latest amended on April 29, 2021, for special construction projects stipulated by the housing and urban-rural development authority of the State Council, the developer shall submit the fire safety design documents to the housing and urban-rural development authority for examination, while for construction projects other than those stipulated as special development projects, the developer shall, at the time of applying for the construction permit or approval for work commencement report, provide the fire safety design drawings and technical materials which satisfy the construction needs. According to the Interim Regulations on Administration of Examination and Acceptance of Fire Control Design of Construction Projects promulgated on April 1, 2020 and effective on June 1, 2020, an examination system for fire prevention design and acceptance only applies to special construction projects, and for other projects, a record-filing and spot check system would be applied.

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

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001, latest amended on January 30, 2013 and currently effective from March 1, 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration.

Trademark Law

Trademarks are protected by the Trademark Law of the PRC which was adopted on August 23, 1982 and latest amended in 2019, as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and latest amended on April 29, 2014. The Trademark Office under the SAMR, handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with patents, the Trademark Law of the PRC has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

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

Regulations on Foreign Investment in China

Catalogue for the Guidance of Foreign Investment Industries

Investments in the PRC by foreign investors and foreign-invested enterprises were regulated by the Catalogue for the Guidance of Foreign Investment Industries (the “Foreign Investment Catalogue”), jointly promulgated by the MOFCOM and NDRC on June 28, 1995 and amended from time to time. The Foreign Investment Catalogue was last repealed by the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version) (the “2021 Negative List”), which was jointly promulgated by the MOFCOM and the NDRC on December 27, 2021 and came into effect on January 1, 2022, and the Catalogue of Industries for Encouraging Foreign Investment (2022 Version) (the “2022 Encouraging Catalogue”), which was jointly promulgated by the MOFCOM and the NDRC on October 26, 2022 and became effective on January 1, 2023. The 2022 Encouraging Catalogue and the 2021 Negative List set out the industries and economic activities in which foreign investment in the PRC is encouraged, restricted or prohibited. Pursuant to the 2022 Encouraging Catalogue, the research and development and manufacture of key parts and components of NEVs fall within the encouraged catalogue, and the 2021 Negative List lifts the limit on foreign ownership of automakers for ICE passenger vehicles. However, the 2021 Negative List provides that foreign investors shall hold no more than 50% of the equity interest in a service provider operating certain value-added telecommunications services (other than for e-commerce, domestic multi-parties communications, storage and forwarding categories, call centers), and foreign investors are prohibited to invest in certain services related to autonomous driving.

The establishment, operation and management of corporate entities in the PRC is governed by the PRC Company Law, which was latest amended on October 26, 2018. The PRC Company Law generally governs two types of companies — limited liability companies and joint stock limited companies. The PRC Company Law shall also apply to foreign-invested companies. Where laws on foreign investment have other stipulations, such stipulations shall prevail. The establishment procedures, approval or record-filing procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are regulated by the Foreign Investment Law of the PRC, or the Foreign Investment Law, which became effective on January 1, 2020 and replaced three laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations.

Foreign Investment Law

On March 15, 2019, the NPC promulgated the Foreign Investment Law, which became effective on January 1, 2020 and replaced three laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the PRC Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

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

On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law of the PRC, effective on January 1, 2020, which further requires that foreign-invested enterprises and domestic enterprises shall be treated equally with respect to policy making and implementation. Pursuant to the Implementation Regulations on the Foreign Investment Law, if the existing foreign-invested enterprises fail to change their original forms as of January 1, 2025, the relevant market regulation departments will not process other registration matters for the enterprises, and may disclose their relevant information to the public.

On December 30, 2019, the MOFCOM and the SAMR jointly issued the Measures for Reporting of Foreign Investment Information (the “Foreign Investment Information Measures”), which became effective on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in the PRC, foreign investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the SAMR. Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancellations and their annual reports in accordance with the Foreign Investment Information Measures. If a foreign-invested enterprise investing in the PRC has finished submitting its reports for its establishment, modifications and cancellation and its annual reports, the relevant information will be shared by the competent market regulation department to the competent commercial department, and such foreign-invested enterprise is not required to submit the reports to the two departments separately.

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

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment (the “SAFE Circular No. 59”), promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and latest amended on December 30, 2019, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. The SAFE Circular No. 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign-invested enterprises.

The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment (the “SAFE Circular No. 13”), effective from June 1, 2015 and latest amended on December 30, 2019, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to SAFE Circular No. 13, the investors shall register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise (the “SAFE Circular No. 19”), which was promulgated by the SAFE on March 30, 2015 and latest amended on March 23, 2023, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to SAFE Circular No. 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the foreign-invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

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

According to the PRC Market Entities Registration Administrative Regulations promulgated by the State Council on July 27, 2021 and effective on March 1, 2022, and other laws and regulations governing the foreign-invested enterprises and company registrations, the establishment of a foreign-invested enterprise and any capital increase and other major changes in a foreign-invested enterprise shall be registered with the SAMR or its local counterparts, and shall be filed via the foreign investment comprehensive administrative system (the “FICMIS”), if such foreign-invested enterprise does not involve special access administrative measures prescribed by the PRC government.

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

Loans by the Foreign Companies to their PRC Subsidiaries

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the PRC on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions (Revised in 2020), the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of the SAFE. However, such foreign debt must be registered with and recorded by the SAFE or its local branches within fifteen (15) business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of a foreign-invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign-invested enterprise (the “Total Investment and Registered Capital Balance”).

On January 12, 2017, the PBOC promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing (the “PBOC Notice No. 9”). Pursuant to PBOC Notice No. 9, within a transition period of one year from January 12, 2017, the foreign-invested enterprises may adopt the currently valid foreign debt management mechanism (the “Current Foreign Debt Mechanism”), or the mechanism as provided in PBOC Notice No. 9 (the “Notice No. 9 Foreign Debt Mechanism”), at their own discretions. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. Pursuant to PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach (the “Risk-Weighted Approach”), and shall not exceed certain specified upper limits. PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be equal to 200% of its net assets multiplied by macro-prudential regulation parameter (the “Net Asset Limits”). The macro-prudential regulation parameter shall be 1. Enterprises shall file with the SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three business days before drawing any money from the foreign debts. On October 25, 2022, the PBOC and the SAFE raised the macro-prudential regulation parameter for cross-border financing of enterprises and financial institutions from 1 to 1.25.

Based on the foregoing, if we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the Total Investment and Registered Capital Balance and we will need to register such loans with the SAFE or its local branches in the event that the Current Foreign Debt Mechanism applies, or the balance of such loans shall be subject to the Risk-Weighted Approach and the Net Asset Limits and we will need to file the loans with the SAFE in its information system in the event that the Notice No. 9 Foreign Debt Mechanism applies. According to PBOC Notice No. 9, after a transition period of one year from January 12, 2017, the PBOC and the SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date of this annual report, neither the PBOC nor the SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and the SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

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

Regulations governing abovementioned dividend distribution arrangements have been replaced by the Foreign Investment Law and its implantation rules, which do not provide specific dividend distribution rules for foreign invested enterprises. The Foreign Investment Law and its implementation rules also provide that after the conversion from a wholly foreign-owned enterprise or sino-foreign equity joint venture to a foreign invested enterprise under the Foreign Investment Law, distribution method of gains agreed in the joint venture agreements may continue to apply.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the PRC Enterprise Income Tax Law which was amended on February 24, 2017 and December 29, 2018 and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law which came into effect on January 1, 2008 and was amended on April 23, 2019 (collectively, the “EIT Law”). Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

In addition, an enterprise certified as a high and new technology enterprise enjoys a reduced enterprise income tax rate of 15%. According to the Administrative Measures for the Certification of High-Tech Enterprises amended in January 2016, the provincial counterparts of the MOST, the MOF and the STA jointly determine whether an enterprise is a High-Tech Enterprise considering the ownership of core technology, whether the main technologies underlying the key products or services fall within the officially supported high-tech fields, the proportion of research and development personnel of the total staff, the proportion of research and development expenditure of total revenue, the proportion of high-tech products or services of total revenue, and other factors prescribed.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993, came into effect on January 1, 1994 and were subsequently amended from time to time; and the Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by the MOF on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011 (collectively, the “VAT Law”). On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax (the “Order 691”). On March 20, 2019, the MOF, the STA and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepen the Reform of Value-added Tax (the “Announcement 39”). According to the VAT Law and the Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of value-added tax (the “VAT”). According to the Announcement 39, the VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, which became effective on April 1, 2019, and the VAT tax rate applicable to the small-scale taxpayers is 3%.

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

Tax on Indirect Transfer

On February 3, 2015, the STA issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises (the “Circular 7”), which was latest amended on December 29, 2017. Pursuant to Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. According to Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the STA issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax (the “Circular 37”), which was amended by the Announcement of the State Taxation Administration on Revising Certain Taxation Normative Documents issued on June 15, 2018 by the STA. The Circular 37 further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of Circular 7. Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

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

On February 17, 2023, the CSRC released the Overseas Listing Filing Rules, which took effect on March 31, 2023. According to the Overseas Listing Filing Rules, the issuer or a major domestic operating company designated by the issuer, as the case may be, shall file with the CSRC, among others, (i) with respect to its follow-on offering in the same foreign market within three business days after completion of the follow-on offering, and (ii) with respect to its follow-on offering and listing in other foreign markets within three business days, after its initial filing of the listing application to the regulator in the place of such intended listing. Non-compliance with the Overseas Listing Filing Rules or an overseas listing completed in breach of the Overseas Listing Filing Rules may result in a warning on the relevant domestic companies and a fine of RMB1 million to RMB10 million on them. Furthermore, the supervisors directly responsible and other directly responsible persons of the domestic enterprises may be warned, and fined between RMB500,000 to RMB5,000,000. The controlling shareholders or actual controllers of the domestic company organize or instigate the relevant illegal acts, or conceals relevant matters resulting in the illegal acts, may be fined between RMB 1 million to RMB10 million.

On February 17, 2023, the CSRC issued the Notice on Administrative Arrangements for the Filing of Domestic Enterprise’s Overseas Offering and Listing, which stipulates the domestic enterprises have completed overseas listings are not required to file with CSRC in accordance with the Overseas Listing Filing Rules immediately, but shall carry out filing procedures as required if they conduct refinancing or fall within other circumstances that require filing with the CSRC.

On February 24, 2023, the CSRC and several other administrations jointly released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Archives Rules”), which became effective on March 31, 2023. The Archives Rules apply to both overseas direct offerings and overseas indirect offerings. The Archives Rules provides that, among other things, (i) in relation to the overseas listing activities of domestic enterprises, the domestic enterprises are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities; (ii) during the course of an overseas offering and listing, if a domestic enterprise needs to publicly disclose or provide to securities companies, accounting firms or other securities service providers and overseas regulators, any materials that contain relevant state secrets or that have a sensitive impact (i.e., be detrimental to national security or the public interest if divulged), the domestic enterprise should complete the relevant approval/filing and other regulatory procedures; and (iii) working papers produced in the PRC by securities companies and securities service institutions, which provide domestic enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and the transmission of all such working papers to recipients outside of the PRC is required to be approved by competent authorities of the PRC.

C.Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIEs, as of the date of this annual report:

Contractual Agreements with the VIEs and Their Shareholders

On April 2018, we, through one of our PRC subsidiaries, entered into a series of contractual arrangements with Beijing NIO and its shareholders, which was then replaced by a new set of contractual arrangements we entered into with the same parties in April 2021. Further, on November 30, 2022 and December 12, 2022, we, through our respective PRC subsidiaries, entered into a series of contractual agreements with each of Anhui NIO AT and Anhui NIO DT, respectively, and their respective shareholders.

The following is a summary of the contractual agreements by and among Shanghai NIO, Beijing NIO and the shareholders of Beijing NIO. The terms of the contractual agreements with the same title between (i) Anhui NIO AD, Anhui NIO AT and the shareholders of Anhui NIO AT, and (ii) NIO China, Anhui NIO DT and the shareholders of Anhui NIO DT are substantially the same as those described below, except for, among others, the amount of the loans to the shareholders of each VIE and the amount of service fees to be paid. We believe that the shareholders of all the VIEs will not receive any personal benefits from these agreements except as shareholders of our company.

Exclusive Business Cooperation Agreements between Shanghai NIO and Beijing NIO

Under the exclusive business cooperation agreements dated April 19, 2018 and April 12, 2021, respectively, between Shanghai NIO and Beijing NIO (the “Exclusive Business Cooperation Agreements”), pursuant to which, in exchange for a monthly service fee, Beijing NIO agreed to engage the Shanghai NIO as its exclusive provider of technical support, consultation and other services.

Under the Exclusive Business Cooperation Agreements, the service fee shall consist of 100% of the total consolidated profit of Beijing NIO, after the deduction of any accumulated deficit of Beijing NIO in respect of the preceding financial year(s), operating costs, expenses, taxes and other statutory contributions. Notwithstanding the foregoing, Shanghai NIO may adjust the scope and amount of services fees according to mainland China tax law and tax practices, and Beijing NIO will accept such adjustments. Shanghai NIO shall calculate the service fee on a monthly basis and issue a corresponding invoice to Beijing NIO. Notwithstanding the payment arrangements in the Exclusive Business Cooperation Agreements, Shanghai NIO may adjust the payment time and payment method, and Beijing NIO will accept any such adjustment.

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

The Exclusive Business Cooperation Agreements also provide that Shanghai NIO has the exclusive proprietary rights to and interests in any and all intellectual property rights developed or created by Beijing NIO during the performance of the Exclusive Business Cooperation Agreements.

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

Exclusive Option Agreements between Shanghai NIO, Registered Shareholders and Beijing NIO

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

Beijing NIO and the Registered Shareholders, and Registered Shareholders, separately, have made a series covenants and undertakings to ensure that Shanghai NIO retains control over all material respects of the operation and governance of Beijing NIO.

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

Equity Pledge Agreements between Shanghai NIO, Registered Shareholders and Beijing NIO

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

Upon the occurrence and during the continuance of an event of default (as defined in the Equity Pledge Agreements), Shanghai NIO shall have the right to require Beijing NIO’s shareholders (i.e., the Registered Shareholders) to immediately pay any amount payable by Beijing NIO under the Exclusive Business Cooperation Agreement, repay any loans and pay any other due payments, and Shanghai NIO shall have the right to exercise all such rights as a secured party under any applicable mainland China law and the Equity Pledge Agreements, including without limitations, being paid in priority with the equity interests based on the monetary valuation that such equity interests are converted into or from the proceeds from auction or sale of the equity interest upon written notice to the Registered Shareholders.

The registration of the Equity Pledge Agreements as required by the relevant laws and regulations has been completed in accordance with the terms of the Equity Pledge Agreements and the PRC laws and regulations.

Power of Attorney by Registered Shareholders

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

(iii)

to exercise all shareholder’s rights and shareholder’s voting rights in accordance with law and the constitutional documents of Beijing NIO, including but not limited to the sale, transfer, pledge or disposal of any or all of the equity interests in Beijing NIO;

(iv)	to execute any and all written resolutions and meeting minutes and to approve the amendments to the articles of associations in the name and on behalf of such shareholder; and
(v)	to nominate, appoint or remove the legal representatives, directors, supervisors, general manager and other senior management of Beijing NIO.

Further, the Powers of Attorney shall remain effective for so long as each shareholder holds equity interest in Beijing NIO.

Loan Agreements between Shanghai NIO and Registered Shareholders

Shanghai NIO and the Registered Shareholders entered into loan agreements dated April 19, 2018 and April 12, 2021, respectively, (the “Loan Agreements”), pursuant to which Shanghai NIO agreed to provide loans to the Registered Shareholders, to be used exclusively as investment in Beijing NIO. The loans must not be used for any other purposes without the relevant lender’s prior written consent.

The term of each loan commences from the date of the agreement and ends on the date the lender exercises its exclusive call option under the relevant Exclusive Option Agreement, or when certain defined termination events occur, such as if the lender sends a written notice demanding repayment to the borrower, or upon the default of the borrower, whichever is earlier.

After the lender exercises his exclusive call option, the borrower may repay the loan by transferring all of its equity interest in Beijing NIO to the lender, or a person or entity nominated by the lender, and use the proceeds of such transfer as repayment of the loan. If the proceeds of such transfer are equal to or less than the principal of the loan under the relevant Loan Agreement, the loan is considered interest-free. If the proceeds of such transfer are higher than the principal of the loan under the relevant Loan Agreement, any surplus is considered interest for the loan under the relevant Loan Agreement.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

(i)

each of the agreements comprising the contractual arrangements is legal, valid and binding on the parties thereto, enforceable under applicable PRC laws and regulations, except that (a) the contractual arrangements provide that the arbitral body may award remedies over the shares and/or assets or award injunctive relief and/or order the winding up of Beijing NIO, and that courts of competent jurisdictions are empowered to grant interim remedies in support of the arbitration pending the formation of an arbitral tribunal or in appropriate cases, while under PRC laws and regulations, an arbitral body has no power to grant injunctive relief or to order an entity to wind up, and the aforesaid interim remedies granted by competent courts may not be recognizable or enforceable in the PRC; and (b) the contractual arrangements provide that the Registered Shareholders undertake to appoint committees designated by Shanghai NIO as the liquidation committee upon the winding up of Beijing NIO to manage its assets; however, in the event of a mandatory liquidation required by PRC laws and regulations, these provisions may not be enforceable;

(ii)	each of the agreements comprising the contractual arrangements does not violate the provisions of the articles of associations of Shanghai NIO and Beijing NIO, respectively; and
(iii)

no approval or authorization from the PRC governmental authorities are required for entering into and the performance of the contractual arrangements except that (a) the pledge of any equity interest in Beijing NIO for the benefit of Shanghai NIO is subject to registration requirements with the relevant governmental authority which has been duly completed; (b) the exercise of any exclusive option rights by Shanghai NIO under the exclusive option agreements may subject to the approval, filing or registration requirements with the relevant authorities under the then prevailing PRC laws and regulations; and (c) the arbitration awards/interim remedies provided under the dispute resolution provision of the contractual arrangements shall be recognized by competent courts before compulsory enforcement.

For a description of the risks related to our corporate structure, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

D.Property, Plants and Equipment

Currently, we own land use rights with respect to a parcel of land in Nanjing of approximately 355,297.72 square meters and the ownership with respect to the plant thereon for a term ending on March 10, 2063, which are used for the manufacture of our electric powertrains. As of December 31, 2022, we also leased a number of our facilities in various cities in China mainly for user centers, warehouses, power management centers and sales, marketing and customer service with an aggregated floor area of approximately 995,391.26 square meters. As of December 31, 2022, we leased property in North America for our North American headquarters and global software development center, and sales, marketing, light assembly, research and development center with an aggregate floor area of 386,466 square feet; we leased properties in Europe for management, engineering and storage and design headquarters with an aggregate floor area of 328,027 square meters.

ITEM 4A.      UNRESOLVED STAFF COMMENTS

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

Our product portfolio currently consists of the ES8, a six-seater smart electric flagship SUV, the ES7 (or the EL7), a mid-large five-seater smart electric SUV, the ES6, a five-seater all-round smart electric SUV, the EC7, a five-seater smart electric flagship coupe SUV, the EC6, a five-seater smart electric coupe SUV, the ET7, a smart electric flagship sedan, and the ET5, a mid-size smart electric sedan. In 2022, we delivered 122,486 vehicles, including 14,351 ES8s, 42,012 ES6s, 17,076 EC6s, 23,075 ET7s, 11,813 ET5s and 14,159 ES7s.

Impact of COVID-19 on Our Operations

The majority of our revenues are derived from sales of our vehicles in China. Our results of operations and financial condition have been affected by the spread of COVID-19 since the first quarter of 2020. The COVID-19 pandemic has impact on China’s auto industry in general and the production and delivery of vehicles of our company. Our operations experienced disruptions in 2020, 2021 and 2022, such as temporary closure of our offices and/or those of our customers or suppliers and suspension of services, resulting in a reduction of vehicles manufactured and delivered, which affected our business, financial condition, results of operations and cash flow. We worked closely with JAC, the joint manufacturer of our vehicles, to resume productions and minimize the impact of COVID-19 on our manufacturing capabilities. In addition, we strived to expand our traffic channels, integrate our online and offline sales efforts and offer high-quality services to bring business and operation back to normal.

There has been an easing of the travel restrictions and quarantine requirements related to COVID-19 in China since December 2022. However, there remains uncertainty as to the future impact of the virus. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the success or failure of efforts to contain or treat cases, and future actions we or the authorities may take in response to these developments. In addition, our financial position, results of operations and cash flows could be adversely affected to the extent that the pandemic harms the Chinese economy in general. As of December 31, 2022, we had cash and cash equivalents, restricted cash and short-term investments of RMB42,212.8 million (US$6,120.3 million). We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty.

See “Item 3. Key Information — D. Risk Factors —Risks Related to Our Business and Industry—Our business, financial condition and results of operations may be adversely affected by the COVID-19 pandemic.”

Key Line Items Affecting Our Results of Operations

Revenues

The following table presents our revenue components by amount and as a percentage of the total revenues for the periods indicated.

	Year Ended December 31
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Revenues:
Vehicle sales	15,182,522	93.4	33,169,740	91.8	45,506,581	6,597,834	92.4
Other sales(1)	1,075,411	6.6	2,966,683	8.2	3,761,980	545,436	7.6
Total revenues	16,257,933	100.0	36,136,423	100.0	49,268,561	7,143,270	100.0

Note:

(1)	Other sales are comprised as below:

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Other sales
Sales of packages and provision of power solution	244,072	1.5	526,171	1.5	857,912	124,386	1.7
Sales of charging piles	229,781	1.4	319,386	0.9	405,246	58,755	0.8
Sales of automotive regulatory credits	120,648	0.8	516,549	1.4	67,291	9,756	0.1
Battery upgrade service	5,346	0.0	291,218	0.8	64,123	9,297	0.1
Others	475,564	2.9	1,313,359	3.6	2,367,408	343,242	4.9
Total	1,075,411	6.6	2,966,683	8.2	3,761,980	545,436	7.6

We began generating revenues in June 2018, when we began making deliveries of the ES8. We currently generate revenues from vehicle sales, which represent revenues from sales of new vehicles, and other sales including (a) sales of packages and provision of power solution, including the sales of our service package and energy package and provision of charging and battery swapping services, (b) sales of charging piles, including home chargers provided as one of the performance obligations in the contract of vehicle sales, and additional charging piles sold separately, (c) sales of automotive regulatory credits, (d) battery upgrade service, which represents the battery upgrade program for providing incremental battery capacity to the users; and (e) others, which mainly consist of revenues from sales of accessories, interest income from our auto financing arrangement, embedded products and services offered together with vehicle sales, etc.. Embedded products and services include vehicle connectivity service and extended warranty.

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

Cost of Sales

The following table presents our cost of sales components by amount and as a percentage of our total cost of sales for the period indicated.

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Cost of Sales:
Vehicle sales	(13,255,770)	92.2	(26,516,643)	90.5	(39,271,801)	(5,693,876)	89.0
Other sales	(1,128,744)	7.8	(2,798,347)	9.5	(4,852,767)	(703,585)	11.0
Total cost of sales	(14,384,514)	100.0	(29,314,990)	100.0	(44,124,568)	(6,397,461)	100.0

We incur cost of sales in relation to (i) vehicle sales, including parts, materials, processing fee, labor costs, manufacturing cost (including depreciation of assets associated with the production), losses on production related purchase commitments, warranty expenses, and inventory write-downs, and (ii) other sales, including parts, materials, labor costs, vehicle connectivity cost, and depreciation of assets that are associated with sales of service and others.

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

Selling, General and Administrative Expenses

Our selling, general and administrative expenses include (i) employee compensation, including salaries, benefits and bonuses as well as share-based compensation expenses with respect to our sales, marketing and general corporate staff, (ii) marketing and promotional expenses, which primarily consist of marketing and advertising costs, and sponsorship fees related to our Formula E team, (iii) rental and related expenses, which primarily consist of rental for NIO Houses, NIO Spaces and offices, (iv) professional service expenses, which consist of outsourcing fees primarily relating to human resources and IT functions, design fees paid for NIO Houses, NIO Spaces and offices and fees paid to auditors and legal counsel, (v) depreciation and amortization expenses, primarily consisting of depreciation and amortization of leasehold improvements, IT equipment and software, among others, (vi) expenses of low value consumables, primarily consisting of, among others, IT consumables, office supplies, sample fees and IT-system related licenses, (vii) traveling expenses, and (viii) other expenses, which includes telecommunication expenses, utilities and other miscellaneous expenses.

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

Gain on extinguishment of debt

Gain on extinguishment of debt consists of gain earned from repurchase of convertible notes.

Interest Expense

Interest expense consists of interest expense with respect to our indebtedness.

Share of Income of Equity Investees

Share of income of equity investees primarily consists of our share of the losses, net of shares of gains of our investees in which, as of December 31, 2022, we held 1.0% to 51.0% equity interest. Our equity interest is accounted for using the equity method since we exercise significant influence but do not own a majority equity interest in or control those investees. For investees in which we held equity interest less than 20%, we can exercise significant influence over investees through participation and voting right in the board of directors or investment committee. For investee in which we held equity interest of 51.0%, we cannot determine the significant financial and operating decisions of this investee at our discretion according to the corporate government documents.

Other Income/(Loss), Net

Other income or losses primarily consist of foreign exchange gains or losses we incur based on movements between the U.S. dollar and the Renminbi. Other income also includes income from reimbursement from depository bank.

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

Under the PRC Enterprise Income Tax Law, research and development expenses incurred by an enterprise in the course of carrying out research and development activities that have not formed intangible assets and are included in the profit and loss account for the current year. Besides deducting the actual amount of research and development expenses incurred, an enterprise is allowed an additional 75%/100% deduction of the amount in calculating its taxable income for the relevant year. For research and development expenses that have formed intangible assets, the tax amortization is based on 175%/200% of the costs of the intangible assets.

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

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Revenues:(1)
Vehicle sales	15,182,522	33,169,740	45,506,581	6,597,834
Other sales(3)	1,075,411	2,966,683	3,761,980	545,436
Total revenues	16,257,933	36,136,423	49,268,561	7,143,270
Cost of sales:(2)
Vehicle sales	(13,255,770)	(26,516,643)	(39,271,801)	(5,693,876)
Other sales	(1,128,744)	(2,798,347)	(4,852,767)	(703,585)
Total cost of sales	(14,384,514)	(29,314,990)	(44,124,568)	(6,397,461)
Gross profit	1,873,419	6,821,433	5,143,993	745,809
Operating expenses:(2)
Research and development(2)	(2,487,770)	(4,591,852)	(10,836,261)	(1,571,110)
Selling, general and administrative(2)	(3,932,271)	(6,878,132)	(10,537,119)	(1,527,739)
Other operating (loss)/income, net	(61,023)	152,248	588,728	85,358
Total operating expenses	(6,481,064)	(11,317,736)	(20,784,652)	(3,013,491)
Loss from operations	(4,607,645)	(4,496,303)	(15,640,659)	(2,267,682)
Interest and investment income	166,904	911,833	1,358,719	196,996
Interest expenses	(426,015)	(637,410)	(333,216)	(48,312)
Gain on extinguishment of debt	—	—	138,332	20,056
Share of (loss)/income of equity investees	(66,030)	62,510	377,775	54,772
Other (loss)/income, net	(364,928)	184,686	(282,952)	(41,024)
Loss before income tax expense	(5,297,714)	(3,974,684)	(14,382,001)	(2,085,194)
Income tax expense	(6,368)	(42,265)	(55,103)	(7,989)
Net loss	(5,304,082)	(4,016,949)	(14,437,104)	(2,093,183)
Other comprehensive income/(loss)
Change in unrealized gains related to available-for-sale debt securities, net of tax	—	24,224	746,336	108,209
Foreign currency translation adjustment, net of nil tax	137,596	(230,345)	717,274	103,995
Total other comprehensive income/(loss)	137,596	(206,121)	1,463,610	212,204
Total comprehensive loss	(5,166,486)	(4,223,070)	(12,973,494)	(1,880,979)
Accretion on redeemable non-controlling interests to redemption value	(311,670)	(6,586,579)	(279,355)	(40,503)
Net loss attributable to non-controlling interests	4,962	31,219	157,014	22,765
Other comprehensive income attributable to non-controlling interests	—	(4,727)	(151,299)	(21,936)
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(5,473,194)	(10,783,157)	(13,247,134)	(1,920,653)

Notes:

(1)	We began generating revenues in June 2018, when we began making deliveries and sales of the ES8. We currently generate revenues from vehicle sales and other sales.

(2)	Share-based compensation expenses were allocated in cost of sales and operating expenses as follows:

Cost of sales	5,564	34,009	66,914	9,702
Research and development expenses	51,024	406,940	1,323,370	191,871
Selling, general and administrative expenses	130,506	569,191	905,612	131,301
Total	187,094	1,010,140	2,295,896	332,874
(3)

Other sales mainly consist of revenues from sales of packages and provision of power solution, battery upgrade service, automotive regulatory credits, accessories, and a number of embedded products and services offered together with vehicle sales. Embedded products and services include home chargers, vehicle connectivity service, extended warranty and battery swapping service.

Years Ended December 31, 2022 and 2021

Revenues

Our revenues increased by 36.3% from RMB36,136.4 million in 2021 to RMB49,268.6 million (US$7,143.3 million) in 2022, primarily attributable to (i) an increase of vehicle delivery volume by 34.0% in 2022 as compared to 2021 mainly due to a more diversified product mix offered to our users, (ii) an increase in other revenue by RMB1,471.7 million from sales of packages and provision of power solution, charging piles and other sales, which was in line with the incremental vehicle sales, and partially offset by (iii) the decrease in revenue from sales of automotive regulatory credits by RMB449.3 million due to decreased sales of credits with lower selling prices and volumes, and (iv) a decrease in revenue from battery upgrade services by RMB227.1 million, mainly due to the cumulative demand having been fulfilled in 2021.

Cost of sales

Our cost of sales increased by 50.5% from RMB29,315.0 million in 2021 to RMB44,124.6 million (US$6,397.5 million) in 2022, primarily attributable to an increase in cost of vehicle sales by RMB12,755.2 million and an increase of cost of packages and provision of power solution by RMB1,547.8 million, which is mainly due to (i) an increase of vehicle delivery volume by 34.0% in 2022, (ii) higher battery cost per vehicle, (iii) inventory provisions, accelerated depreciation on production facilities, and losses on purchase commitments for the existing generation of ES8, ES6 and EC6 which are expected to have lower production and delivery levels due to their transition to new models under NT2.0, (RMB985.4 million in total), and (iv) higher depreciation and operating cost from the expanded investment in our power and service network.

Gross Profit and Gross Margin

Our gross profit decreased by 24.6% from RMB6,821.4 million in 2021 to RMB5,144.0 million (US$745.8 million) in 2022. The decrease of gross profit compared to 2021 was mainly driven by the decrease of profit from sales of packages and provision of power solution with RMB1,216 million as a result of the expanded investment in our power and service network, and the decrease of RMB449.3 million from sales of the automotive regulatory credits with high sales margin.

Gross margin in 2022 was 10.4%, compared with 18.9% in 2021. The decrease of gross margin as compared to 2021 was mainly driven by the decrease of vehicle margin and other sales margin in 2022.

Vehicle margin in 2022 was 13.7%, compared with 20.1% in 2021. The decrease of vehicle margin as compared to 2021 was mainly driven by (i) the increased battery cost per vehicle with negative impact of around 3.8%, and (ii) the increased inventory provisions, accelerated depreciation on production facilities, and losses on purchase commitments for the existing generation of ES8, ES6 and EC6 which are expected to have lower production levels and deliveries due to their transition to new models under NT2.0, with a negative impact of 2.2% on vehicle margin.

Other sales margin in 2022 was negative 29.0%, compared with 5.7% in 2021, which was mainly driven by (i) decrease of margin from sales of packages and provision of power solution with a negative impact of 24.8% as a result of the expanded investment in power and service network, (ii) the decrease of margin from sales of automotive regulatory credits which with high sales margin, with negative impact of 15.6%, and (iii) partially offset by increase of interest income from our auto financing arrangement and other sales with high margin.

Research and Development Expenses

Research and development expenses increased by 136.0% from RMB4,591.9 million in 2021 to RMB10,836.3 million (US$1,571.1 million) in 2022, primarily due to increased personnel costs in research and development functions of RMB4,026.8 million as well as the incremental design and development costs of RMB1,704.1 million for new products and technologies.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 53.2% from RMB6,878.1 million in 2021 to RMB10,537.1 million (US$1,527.7 million) in 2022, primarily due to (i) increased employee compensation expense of RMB1,638.2 million due to an increase in sales and general corporate functions, (ii) increased rental and related expense and professional service expense which totaled RMB913.9 million mainly due to the Company’s sales and service network expansion, (iii) increased marketing and promotional expenses of RMB347.2 million due to an increase in marketing and promotional activities to promote our vehicles in China and Europe.

Loss from Operations

As a result of the foregoing, we incurred a loss from operations of RMB15,640.7 million (US$2,267.7 million) in 2022, representing an increase of 247.9% as compared to a loss of RMB4,496.3 million in 2021.

Interest and investment income

We recorded interest and investment income of RMB1,358.7 million (US$197.0 million) in 2022, representing an increase of 49.0% as compared to RMB911.8 million in 2021, primarily due to the increase in short-term investment and long-term time deposits on average throughout 2022.

Interest Expense

Our interest expense decreased from RMB637.4 million in 2021 to RMB333.2 million (US$48.3 million) in 2022, primarily due to the conversion premium charged in connection with separately and individually negotiated agreements with certain holders of their outstanding 2024 Notes for early conversion in January 2021.

Gain on extinguishment of debt

Our gain on extinguishment of debt was RMB138.3 million (US$20.1 million) in 2022, compared with nil in 2021, which was attributed to the gain from the repurchase of a portion of the 2026 Notes with a carrying amount of RMB1,317.1 million (US$191.0 million) in 2022.

Share of Income of Equity Investees

We recorded share of income of equity investees of RMB377.8 million (US$54.8 million) in 2022, as compared to RMB62.5 million in 2021, primarily due to the increased share of income recorded from our equity investments measured under equity method due to increased earnings of equity investees in 2022.

Other Income/(Loss), Net

We recorded other losses of RMB283.0 million (US$41.0 million) in 2022, as compared with other income of RMB184.7 million in 2021, primarily due to a foreign exchange loss of RMB504.7 million mainly reflecting the revaluation impact of overseas Renminbi-related assets as a result of Renminbi’s depreciation against U.S. dollars.

Income Tax Expense

In 2022, our income tax expense was RMB55.1 million (US$8.0 million), as compared to RMB42.3 million in 2021.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB14,437.1 million (US$2,093.2 million) in 2022, representing an increase of 259.4% as compared to a net loss of RMB4,016.9 million in 2021.

Years Ended December 31, 2021 and 2020

Revenues

Our revenues increased by 122.3% from RMB16,257.9 million in 2020 to RMB36,136.4 million in 2021, primarily attributable to (i) an increase of vehicle delivery volume by 109.1% in 2021 as compared to 2020 mainly due to a more diversified product mix offered to our users, (ii) an increase in the average selling price of our vehicles by 6.0% mainly due to the higher percentage of vehicles sold with long-range batteries, which we offer at a higher selling price, that we started to offer in the second half of 2020; (iii) an increase in revenue from the sales of automotive regulatory credits by RMB395.9 million due to increased sales of credits with higher selling prices; (iv) an increase in other revenue by 175.9%, which was in line with the incremental vehicle sales, and (v) an increase in revenue from the battery upgrade service by RMB1,204.2 million, as we launched such service in the second half of 2020.

Cost of sales

Our cost of sales increased by 103.8% from RMB14,384.5 million in 2020 to RMB29,315.0 million in 2021, primarily attributable to an increase in cost of vehicle sales by RMB13,260.9 million, which was mainly due to the increase of vehicle delivery volume in 2021.

Gross Profit and Gross Margin

Our gross profit increased significantly from RMB1,873.4 million in 2020 to RMB6,821.4 million in 2021. The increase of gross profit compared to 2020 was mainly driven by the increase of vehicle delivery volume and vehicle margin.

Gross margin in 2021 was 18.9%, compared with 11.5% in 2020. The increase of gross margin as compared to 2020 was mainly driven by the increase of vehicle margin in 2021.

Vehicle margin in 2021 was 20.1%, compared with 12.7% in 2020. The increase of vehicle margin as compared to 2020 was mainly driven by the economies of scale achieved as a result of vehicle production and delivery volume increase, and higher average selling price primarily due to higher take rate of the Long Range Battery that we started to offer in the second half of 2020.

Other sales margin in 2021 was 5.7%, compared with negative 5% in 2020, which was mainly driven by the increase of automotive regulatory credits with high sales margin.

Research and Development Expenses

Research and development expenses increased by 84.6% from RMB2,487.8 million in 2020 to RMB4,591.9 million in 2021, primarily due to increased personnel costs in research and development functions of RMB1,295.9 million as well as the incremental design and development costs of RMB749.4 million for new products and technologies.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 74.9% from RMB3,932.3 million in 2020 to RMB6,878.1 million in 2021, primarily attributed to (i) increased employee compensation expense of RMB1,206.4 million mainly due to increase in personnel headcount in the sales and service functions, (ii) increased marketing and promotional expenses of RMB753.1 million due to an increase in marketing and promotional activities to promote our vehicles, and (iii) increased rental and related expense and professional service expense which totaled RMB560.6 million mainly due to the Company’s sales and service network expansion.

Loss from Operations

As a result of the foregoing, we incurred a loss from operations of RMB4,496.3 million in 2021, representing a slight decrease of 2.4% as compared to a loss of RMB4,607.6 million in 2020.

Interest and Investment Income

We recorded interest and investment income of RMB911.8 million in 2021, representing a significant increase as compared to RMB166.9 million in 2020, primarily due to a significant increase of RMB33,106.8 million in short-term investment.

Interest Expense

Our interest expense increased from RMB426.0 million in 2020 to RMB637.4 million in 2021, primarily due to the conversion premium of RMB363.4 million charged in connection with separately and individually negotiated agreements with certain holders of their outstanding 2024 Notes for early conversion in January 2021, offset by the decrease of interest expense of RMB188.5 million in the remaining period of 2021 for the portion of 2024 Notes that was early converted.

Share of (Loss)/Income of Equity Investees

We recorded share of income of equity investees of RMB62.5 million in 2021, as compared to share of loss of equity investee of RMB66.0 million in 2020, primarily due to the investment gains recorded from our equity investments measured under equity method in 2021, including a gain of RMB104.6 million recognized as a result of the dilution of our ownership in one investee as a result of a financing transaction completed by the investee.

Other (Loss)/Income, Net

We recorded other income of RMB184.7 million in 2021, as compared with other losses of RMB364.9 million in 2020, primarily due to foreign exchange adjustments of RMB551.5 million in connection with the movements between the U.S. dollar and the Renminbi.

Income Tax Expense

In 2021, our income tax expense was RMB42.3 million, as compared to RMB6.4 million in 2020, primarily attributable to the increased taxable income reported by certain subsidiaries.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB4,016.9 million in 2021, representing a decrease of 24.3% as compared to a net loss of RMB5,304.1 million in 2020.

B.Liquidity and Capital Resources

Cash Flows and Working Capital

We had net cash provided by operating activities of RMB1,950.9 million, RMB1,966.4 million in 2020, 2021, respectively, and net cash used in operating activities of RMB3,866.0 million (US$560.5 million) in 2022.

As of December 31, 2022, we had a total of RMB42,326.3 million (US$6,136.7 million) in cash and cash equivalents, restricted cash (including non-current restricted cash) and short-term investments. As of December 31, 2022, 70.3% of our cash and cash equivalents and restricted cash (including non-current restricted cash) and short-term investments were denominated in Renminbi and held in PRC and Hong Kong and the other cash and cash equivalents and restricted cash (including non-current restricted cash) and short-term investments were mainly denominated in US$ and held in the PRC, Hong Kong and United States. Our cash and cash equivalents consist primarily of cash on hand, time deposits and highly liquid investments placed with banks, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

As of December 31, 2022, we had bank facilities with an aggregated amount of RMB56,121.5 million (US$8,136.9 million), which consists of non-collateral based bank facilities of RMB28,411.5 million (US$4,119.3 million) and collateral-based bank facilities of RMB27,710.0 million (US$4,017.6 million). Out of the total non-collateral based bank facilities, RMB2,838.8 million (US$411.6 million), RMB3,264.3 million (US$473.3 million), and RMB350.0 million (US$50.7 million) were used for bank borrowing, issuance of letters of guarantee, and bank’s acceptance notes, respectively. Out of the total collateral-based bank facilities, RMB2,650.0 million (US$384.2 million), RMB5,884.5 million (US$853.2 million), and RMB300.0 million (US$43.5 million) were used for issuance of letters of guarantee, bank’s acceptance notes and letter of credit, respectively.

As of December 31, 2022, we had RMB10,885.8 million (US$1,578.3 million), in total long-term borrowings outstanding, consisting primarily of the 2024 Notes, 2026 Notes and 2027 Notes, portions of the asset-backed notes, and our long-term bank debt.

The 2024 Notes are unsecured debt and are not redeemable by us prior to the maturity date except for certain changes in tax law. In accordance with the indenture governing the 2024 Notes, or the 2024 Notes Indenture, holders of the 2024 Notes may require us to purchase all or any portion of their notes on February 1, 2022 at a repurchase price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus accrued and unpaid interest. Such repurchase right offer expired on January 28, 2022. None of the noteholders exercised their repurchase right, and no notes were surrendered for repurchase. Holders of the 2024 Notes may also require us, upon a fundamental change (as defined in the 2024 Notes Indenture), to repurchase for cash all or part of their 2024 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus accrued and unpaid interest. The holders of the 2024 Notes may convert their notes to a number of our ADSs at their option at any time prior to the close of business on the second business day immediately preceding the maturity date pursuant to the 2024 Notes indenture, at a conversion rate of 105.1359 ADSs per US$1,000 principal amount of the 2024 Notes. The 2024 Notes that are converted in connection with a make-whole fundamental change (as defined in the 2024 Notes Indenture) may be entitled to an increase in the conversion rate for such 2024 Notes. In connection with the issuance of the 2024 Notes, we entered into capped call transactions and zero-strike call option transactions. Satisfying the obligations of the 2024 Notes could adversely affect the amount or timing of any distributions to our shareholders. As of December 31, 2022, approximately US$163.7 million principal amount of the 2024 Notes were outstanding. We may choose to satisfy, repurchase, or refinance the 2024 Notes through public or private equity or debt financings if we deem such financings available on favorable terms.

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

Shortly after the pricing of the 2026 Notes and the 2027 Notes in January 2021, we entered into separate and individually privately negotiated agreements with certain holders of the 2024 Notes to exchange approximately US$581.7 million principal amount of the outstanding 2024 Notes for ADSs. The 2024 Notes Exchanges closed on January 15, 2021. In connection with the 2024 Notes Exchanges, we also entered into agreements with certain financial institutions that are parties to our existing capped call transactions (which we had entered into in February 2019 in connection with the issuance of the 2024 Notes) shortly after the pricing of the 2026 Notes and the 2027 Notes to terminate a portion of the relevant existing capped call transactions in a notional amount corresponding to the portion of the principal amount of such 2024 Notes exchanged. In connection with such terminations of the existing capped call transactions, we received deliveries of ADSs in such amounts as specified pursuant to such termination agreements on January 15, 2021.

The Affiliate Notes were issued in two tranches in September 2019. The Affiliate Notes issued in the first tranche matured in 360 days from the issuance date, bore no interest, and required us to pay a premium at 2% of the principal amount at maturity. The Affiliate Notes issued in the second tranche matured on the date that was three years from the issuance date, bore no interest, and required us to pay a premium at 6% of the principal amount at maturity. As of December 31, 2022, all of the Affiliate Notes were converted into Class A ordinary shares or ADSs.

As of December 31, 2022, we repurchased an aggregate principal amount of US$192.9 million of 2026 Notes for a total cash consideration of US$170.5 million. Based on the outstanding principal amount of the 2024 Notes, the 2026 Notes and the 2027 Notes and the highest conversion rate under each of the relevant indenture, the maximum number of ADSs that would be issued in connection with the outstanding convertible notes is approximately 43.0 million.

Our principal sources of liquidity have been proceeds from issuances of equity securities, our notes offerings, our bank facilities and cash flow from business operations. We have been applying a variety of methods to manage our working capital. We use just-in-time, pull-production system to control the inventory level of the components. We adopt made-to-order model and do not maintain a high level of inventories of vehicles. We aim to fulfill orders and deliver vehicles to our users within 21 to 28 days from the date users place their orders. We manage the payment term policy to suppliers to improve our cash position. For most of our suppliers, the payment term ranges from 30 to 90 days. Meanwhile, payment methods can be a combination of cash and notes payable.

We believe that our current cash, cash equivalents and short-term investments balance as of December 31, 2022 is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Summary of Consolidated Cash Flow Data:
Net cash outflow used in operating activities before movements in working capital	(2,878,979)	(726,358)	(8,309,972)	(1,204,830)
Changes in operating assets and liabilities	4,829,873	2,692,744	4,443,964	644,314
Net cash provided by/(used in) operating activities	1,950,894	1,966,386	(3,866,008)	(560,516)
Net cash (used in)/provided by investing activities	(5,071,060)	(39,764,704)	10,385,017	1,505,686
Net cash provided by/(used in) financing activities	41,357,435	18,128,743	(1,616,384)	(234,355)
Effects of exchange rate changes on cash equivalents and restricted cash	(682,040)	(500,959)	(121,896)	(17,674)
Net increase/(decrease) in cash, cash equivalents and restricted cash	37,555,229	(20,170,534)	4,780,729	693,141
Cash, cash equivalents and restricted cash at beginning of the year	989,869	38,545,098	18,374,564	2,664,061
Cash, cash equivalents and restricted cash at end of the year	38,545,098	18,374,564	23,155,293	3,357,202

Operating Activities

Net cash used in operating activities was RMB3,866.0 million (US$560.5 million) in 2022, primarily attributable to a net loss of RMB14,437.1 million (US$2,093.2 million), adjusted for (i) non-cash items of RMB 6,127.1 million (US$888.4 million), which primarily consisted of depreciation and amortization of RMB2,852.3 million (US$413.5 million), share-based compensation expenses of RMB2,295.9 million (US$332.9 million), amortization of right-of-use assets of RMB1,141.7 million (US$165.5 million), (ii) a net increase in changes in operating assets and liabilities by RMB4,444.0 million (US$644.3 million), which was primarily attributable to an increase in trade and notes payable of RMB11,650.9 million (US$1,689.2 million), an increase in accruals and other liabilities of RMB4,119.4 million (US$597.3 million), an increase in other non-current liabilities of RMB1,620.9 million (US$235.0 million), which was partially offset by, among others, an increase in inventory of RMB 6,257.5 million (US$907.3 million), trade and notes receivable of RMB2,303.4 million (US$334.0 million) and prepayments and other current assets of RMB1,239.9 million (US$179.8 million).

Net cash provided by operating activities was RMB1,966.4 million in 2021, primarily attributable to a net loss of RMB4,016.9 million, adjusted for (i) non-cash items of RMB3,290.6 million, which primarily consisted of depreciation and amortization of RMB1,708.0 million, share-based compensation expenses of RMB1,010.1 million, amortization of right-of-use assets of RMB643.9 million and expected credit loss expense of RMB54.3 million, (ii) a net increase in changes in operating assets and liabilities by RMB2,692.7 million, which was primarily attributable to an increase in trade and notes payable of RMB6,260.3 million, an increase in other non-current liabilities of RMB1,778.4 million, an increase in taxes payable of RMB447.0 million and an increase in amount due to related parties of RMB342.6 million, which was partially offset by, among others, an increase in trade and notes receivable of RMB1,717.7 million and an increase of other non-current assets of RMB3,705.8 million.

Net cash provided by operating activities was RMB1,950.9 million in 2020, primarily attributable to a net loss of RMB5,304.1 million, adjusted for (i) non-cash items of RMB 2,425.1 million, which primarily consisted of depreciation and amortization of RMB1,046.5 million, amortization of right-of-use assets of RMB499.2 million, share-based compensation expenses of RMB187.1 million and foreign exchange loss of RMB457.4 million, (ii) a net increase in changes in operating assets and liabilities by RMB4,829.9 million, which was primarily attributable to an increase in trade and notes payable of RMB3,256.6 million, an increase in accruals and other liabilities of RMB836.5 million, which was partially offset by, among others, a decrease in operating lease liabilities of RMB448.5 million and an increase in inventory of RMB197.8 million.

Investing Activities

Net cash provided by investing activities was RMB10,385.0 million (US$1,505.7 million) in 2022, primarily attributable to (i) proceeds from sale of short-term investments of RMB106,658.2 million (US$15,464.0 million), partially offset by (ii) purchase of short-term investments of RMB87,631.7 million (US$12,705.4 million), (iii) purchase of property, plant and equipment and intangible assets of RMB6,972.9 million (US$1,011.0 million), (iv) purchase of held to maturity debt investments of RMB1,830.0 million (US$265.3 million).

Net cash used in investing activities was RMB39,764.7 million in 2021, primarily attributable to (i) purchases of short-term investments of RMB134,316.2 million, (ii) purchase of property, plant and equipment and intangible assets of RMB4,078.8 million, (iii) acquisitions of held to maturity debt investments RMB1,300.0 million, (iv) acquisitions of equity investees and equity security investments of RMB592.6 million, and (v) purchase of available-for-sale debt investment of RMB650.0 million, partially offset by (i) proceeds from sale of short-term investments of RMB101,121.7 million, and (ii) loan repayment from related parties of RMB50.0 million.

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

Financing Activities

Net cash used in financing activities was RMB1,616.4 million (US$234.4 million) in 2022, primarily attributable to repayments of borrowings from third parties of RMB8,550.3 million (US$1,239.7 million), partially offset by proceeds from borrowings from third parties of RMB6,918.6 million (US$1,003.1 million).

Net cash provided by financing activities was RMB18,128.7 million in 2021, primarily attributable to (i) proceeds from issuance of ordinary shares, net of RMB12,677.6 million, (ii) proceeds from issuance of convertible promissory note of RMB9,560.8 million, (iii) proceeds from borrowings from third parties of RMB6,112.0 million, and (iv) proceeds from exercise of stock options of RMB144.6 million, partially offset by (i) repurchase of redeemable non-controlling interests of RMB8,000.0 million, (ii) repayments of borrowings from third parties of RMB2,432.3 million, and (iii) principal payments of finance leases of RMB32.9 million.

Net cash provided by financing activities was RMB41,357.4 million in 2020, primarily attributable to (i) proceeds from issuance of ordinary shares, net of RMB34,607.1 million, (ii) capital injection from redeemable non-controlling interests holders of RMB5,000.0 million, (iii) proceeds from issuance of convertible promissory note-third parties of RMB3,014.6 million, (iv) proceeds from issuance of convertible promissory note-related parties of RMB90.5 million, (v) proceeds from borrowings from third parties of RMB1,605.5 million, and (vi) proceeds from borrowings from related parties of RMB260.0 million, partially offset by (i) repurchase of redeemable non-controlling interests of RMB2,071.5 million, (ii) repayments of borrowings from third parties of RMB964.8 million, and (iii) repayments of borrowings from related parties of RMB285.8 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital commitments, operating and financing lease obligations, short-term and long-term borrowings, convertible notes and asset-backed securities and notes, as below:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(in RMB thousands)
Capital commitments	5,349,049	3,978,540	1,355,750	13,115	1,644
Operating lease obligations	11,663,262	1,878,905	2,639,711	1,876,408	5,268,238
Finance lease obligations	72,331	35,151	24,016	11,014	2,150
Short-term and long-term borrowings	4,577,990	4,147,530	402,860	22,080	5,520
Interest on borrowings	69,809	58,015	10,593	1,075	126
Convertible notes with principal and interest	10,437,397	77,406	1,217,644	9,142,347	—
Asset-backed securities and notes	1,423,541	1,129,596	293,945	—	—
Total	33,593,379	11,305,143	5,944,519	11,066,039	5,277,678

Our capital commitments are commitments in relation to the purchase of property and equipment including leasehold improvements.

Our operating and finance lease obligations consist of leases in relation to certain manufacturing plant, offices and buildings, NIO Houses and other property for our sales and after-sales network.

Our short-term and long-term borrowings represent borrowings with maturity from eleven months to seven years.

Our convertible notes represent the 2024 Notes with outstanding principal amount of US$163.7 million as of December 31, 2022, the 2026 Notes with outstanding principal amount of US$557.1 million as of December 31, 2022 and the 2027 Notes with outstanding principal amount of US$750.0 million as of December 31, 2022, which will mature in January 2024, January 2026 and January 2027, respectively.

Our asset-backed securities and notes represent the proceeds from the issuance of debt securities and notes under asset-backed securitization arrangements with the principal amount of RMB812 million, RMB847 million and RMB1,025 million as of December 31, 2022, which will be mature in September 2023, March 2024 and July 2024, respectively.

We intend to fund our existing and future material cash requirements with our existing cash balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, mortgages and charges or guarantees as of December 31, 2022. As of December 31, 2022, for the purpose of indebtedness, save as disclosed in our consolidated financial statements included elsewhere in this annual report, we did not have significant contingent liabilities. As of December 31, 2022, save as disclosed in this section, we did not have any significant bank overdrafts, loans and other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges hire purchase commitments or other outstanding material contingent liabilities.

Capital Expenditures

In 2020, 2021 and 2022, our capital expenditures were mainly used for the acquisition of property, plant and equipment and intangible assets which consisted primarily of mold and tooling, IT equipment, research and development equipment, leasehold improvements, consisting primarily of office space, NIO Houses and laboratory improvements as well as the roll-out of our power solutions, and equity investments. We made capital expenditures of RMB1,378.5 million, RMB4,671.3 million and RMB7,251.9 million (US$1,051.4 million) in 2020, 2021 and 2022, respectively. We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business, and that our level of capital expenditures will be significantly affected by user demand for our products and services. The fact that we have a limited operating history means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. To the extent the proceeds of securities we have issued and cash flows from our business activities are insufficient to fund future capital requirements, we may need to seek equity or debt financing. We will continue to make capital expenditures to support the expected growth of our business.

Holding Company Structure

NIO Inc. is a holding company with no material operations of its own. We conduct our operations in China primarily through our PRC subsidiaries, and, to a much lesser extent, the VIEs. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds, staff bonuses and welfare funds at its discretion, and the VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. The VIEs did not have any material assets or liabilities as of December 31, 2022. In the future we expect (i) Beijing NIO to focus on value-added telecommunications services, including, without limitation, performing internet services as well as holding certain related licenses; (ii) Anhui NIO AT to focus on autonomous driving services, including, without limitation, performing certain services as well as holding certain related licenses; and (iii) Anhui NIO DT to focus on insurance brokerage services, including, without limitation, performing insurance brokerage services as well as holding certain related licenses through its subsidiary.

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

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Long-term investments

Our available-for-sale debt security investments are reported at estimated fair value with the aggregate unrealized gains and losses, net of tax, reflected in accumulated other comprehensive loss in the consolidated balance sheets. Gain or losses are realized when the investments are sold or when dividends are declared or payments are received or when other than temporarily impaired. As of December 31, 2022, we valued these investments using a market approach by adopting a backsolve method, which benchmarked the fair value of the investments to a recent financing transaction of these investees. Key assumptions include expected time to exit, expected volatility and probability of each scenario.

When our assumptions related to the estimates of the fair value of the investment decreased/increased by 5% while holding all other estimates constant, there would be no significant impact to our consolidated results of operations.

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bin Li	48	Chairman and Chief Executive Officer
Lihong Qin	49	Director and President
Feng Shen	59	Executive Vice President
Xin Zhou	53	Executive Vice President
Wei Feng	43	Chief Financial Officer
Ganesh V. Iyer	55	Chief Executive Officer of NIO U.S.
Hai Wu	54	Independent Director
Denny Ting Bun Lee	55	Independent Director
Yu Long	50	Independent Director
James Gordon Mitchell	49	Director

Mr. Bin Li is our founder and has served as chairman of the board since our inception and our chief executive officer since March 2018. Since July 2021, Mr. Li has served as a director of Uxin Limited (Nasdaq: UXIN), a leading e-commerce platform for buying and selling used cars in China. In 2000, Mr. Li co-founded Beijing Bitauto E-Commerce Co., Ltd. and served as its director and president until 2006. From 2010 to 2020, Mr. Li served as chairman of the board of directors at Bitauto Holdings Limited (previously listed on NYSE with stock code BITA), a former NYSE-listed automobile service company and a leading automobile service provider in China. In 2002, Mr. Li co-founded Beijing Creative & Interactive Digital Technology Co., Ltd. as the chairman of the board of directors and had served as its president and director. Mr. Li received his bachelor’s degree in sociology from Peking University.

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

Mr. Ganesh V. Iyer joined our company in April 2016. He has served as the chief executive officer of NIO U.S. since December 2018. Mr. Iyer has over 32 years of experience delivering results in various industries including autonomous technology, hi-tech, manufacturing, and telecom. Mr. Iyer worked as vice president of Information Technology at Tesla Inc. (Nasdaq: TSLA) until 2016. Prior to Tesla, where he served as vice president of Information Technology, Mr. Iyer joined VMWare (NYSE: VMW) in 2010 and held senior information technology leadership roles at VMWare. Prior to VMWare, Mr. Iyer served as director of information technology at Juniper Networks (NYSE: JNPR) and WebEx and worked in consulting primarily at Electronic Data Systems. Mr. Iyer received a bachelor’s degree in chemical engineering from the University of Calicut in India.

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

Mr. Denny Ting Bun Lee has served as our independent director since September 2018. Mr. Lee currently serves as chairman of the audit committees and independent non-executive director of the boards of New Oriental Education & Technology Group Inc. (NYSE: EDU) and Jianpu Technology Inc. (NYSE: JT), which are listed on the New York Stock Exchange. From April 2002 to June 2022, Mr. Lee served as a director of NetEase, Inc., formerly known as NetEase.com, Inc., which is listed on the Nasdaq Global Select Market (Nasdaq: NTES) and the Hong Kong Stock Exchange (HKEX: 9999). He was the chief financial officer of NetEase.com, Inc. from April 2002 to June 2007 and its financial controller from November 2001 to April 2002. Prior to joining NetEase.com, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. In addition, from August 2013 to June 2022, Mr. Lee served as independent non-executive director on the board of China Metal Resources Utilization Ltd. (HKEX: 1636), which is listed on the main board of the Hong Kong Stock Exchange. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of the Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.

Ms. Yu Long has served as our director since July 2021. Ms. Long currently serves as the Founding and Managing Partner of BAI Capital. She also serves as a member of Bertelsmann Group Management Committee and the governor of China Venture Capital and Private Equity Association. Formerly, Ms. Long was the chief executive officer of Bertelsmann China Corporate Center and the managing partner of Bertelsmann Asia Investments. Prior to that, she was a Principal at Bertelsmann Digital Media Investments. She joined the international media, services, and education company via the Bertelsmann Entrepreneurs Program in 2005. Ms. Long is a member of the World Economic Forum’s Young Global Leaders Advisory Council and its Global Agenda Council on the Future of Media, Entertainment & Information and was a member of the Stanford Graduate School of Business Advisory Council from May 2015 to May 2021. Ms. Long serves as an independent director on the board of directors of Tapestry Inc. (NYSE: TPR, its portfolio includes Coach, Stuart Weitzman and Kate Spade), LexinFintech Holdings Ltd. (Nasdaq: LX), and the Hongkong and Shanghai Banking Corporation Limited. Ms. Long received a bachelor’s degree in electrical engineering from University of Electronic Science and Technology in China and an MBA from Stanford Graduate School of Business.

Mr. James Gordon Mitchell has served as our director since September 2018. Currently, Mr. Mitchell serves as Senior Executive Vice President and Chief Strategy Officer of Tencent Holdings (HKEX: 700), where he has worked since July 2011. Mr. Mitchell has also served as the Chairman and Non-Executive director of the board of China Literature Limited (HKEX: 772) since October 2017. He has also served as Non-Executive director of Yixin Group Limited (HKEX: 2858) from June 2017 to June 2020. He is a director of certain other listed companies including Frontier Developments Plc (AIM: FDEV), Tencent Music Entertainment Group (NYSE: TME and also listed on the Hong Kong Stock Exchange under the stock code: 01698), Universal Music Group (EURONEXT: UMG) and of several unlisted companies. Prior to joining Tencent, Mr. Mitchell was a managing director at Goldman Sachs. He is a CFA® Charterholder and received a degree from Oxford University.

B.          Compensation

For the year ended December 31, 2022, we paid an aggregate of approximately US$2.7 million in cash to our directors and executive officers. For share incentive grants to our directors and executive officers, see “—Stock Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. For the executive officers who joined our company prior to September 2018, we may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of such executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based.

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

We have also entered into indemnification agreements with each of our directors and each of our executive officers who joined our company prior to September 2018. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

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

Under the 2015 Plan, the 2016 Plan and the 2017 Plan, the maximum numbers of Class A ordinary shares which may be issued pursuant to all awards are 46,264,378, 18,000,000 and 33,000,000, respectively. Under the 2018 Plan, the maximum number of shares available for issuance pursuant to all awards was initially 23,000,000 Class A ordinary shares, which amount will automatically increase each year by the number of shares representing 1.5% of the then total issued and outstanding share capital of our company as of the end of each preceding year. As of December 31, 2022, awards to purchase an aggregate amount of 115,936,986 Class A ordinary shares under our stock incentive plans have been granted and are outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of December 31, 2022, the awards granted under the 2015 Plan, the 2016 Plan, the 2017 Plan and 2018 Plan to several of our executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

As of December 31, 2022, non-executive officers and other grantees as a group held awards of options to purchase 91,746,286 Class A ordinary shares of our company. The exercise prices of the options outstanding as of December 31, 2022 ranged from US$0 to US$48.45 per share. Our company identified that the total number of the Class A ordinary shares underlying the outstanding options as of December 31, 2021 and the exercise prices of such options were inaccurately disclosed in the annual report for the year ended December 31, 2021 due to an inadvertent clerical mistake. The accurate number of the underlying Class A ordinary shares should have been 70,190,387, and the accurate exercise prices range should have been from US$0 to US$48.45 per share.

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

Committees of the Board of Directors

We have established three committees under the board: an audit committee, a compensation committee and a nominating and ESG committee. We have adopted a charter (as amended from time to time) for each of the three committees. Each committee’s members and functions are described below.

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

Nominating and ESG Committee. Our nominating and ESG committee consists of Yu Long, Hai Wu and Denny Ting Bun Lee. Yu Long is the chairperson of our nominating and ESG committee. Hai Wu, Denny Ting Bun Lee and Yu Long satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and ESG committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and ESG committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board;
●	advising the board periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken;
●	providing advice on ESG matters to management, and discussing with management and approving, or recommending to the board for approval, our company’s initiatives, objectives, strategies and targets for ESG matters; and
●	reviewing and monitoring our company’s progress toward achieving approved ESG objectives and targets.

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

Terms of Directors and Officers

Our directors are not subject to a term of office (unless there is any written agreement between our company and such director) and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board pursuant to our thirteenth amended and restated memorandum and articles of association. The office of a director shall be vacated if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) resigns his office by notice in writing to our company; or (iii) dies or is found to be or becomes of unsound mind. In addition, for so long as our Class A ordinary shares are listed on the Hong Kong Stock Exchange, our independent directors are subject to retirement by rotation at least once every three years and eligible for re-election at our annual general meeting.

Our officers are elected by and serve at the discretion of the board of directors, and may be removed by our board of directors.

D.          Employees

As of December 31, 2022, we had 26,763 full-time employees. The following table sets forth the numbers of our employees categorized by function and region as of December 31, 2022.

As of December 31, 2022
User experience (sales and marketing and service)	11,983
Product and software development	10,025
Manufacturing	2,800
General administration	1,955
Total number of employees	26,763

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

E.          Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2023 with respect to:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 1,687,741,811 ordinary shares outstanding as of February 28, 2023, comprising of 1,539,241,811 Class A ordinary shares (excluding 31,363,869 Class A ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our stock incentive plans) and 148,500,000 Class C ordinary shares.

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

	Class A	Class C	Total
	ordinary	ordinary	ordinary		% of
	shares	shares	shares	% of	aggregate
	beneficially	beneficially	beneficially	beneficial	voting
	owned	owned	owned	ownership	power†
Directors and Executive Officers**:
Bin Li(1)	30,467,776	148,500,000	178,967,776	10.5	44.2
Lihong Qin	*	—	*	*	*
Feng Shen	*	—	*	*	—
Xin Zhou	*	—	*	*	*
Wei Feng	*	—	*	*	—
Ganesh V. Iyer(2)	*	—	*	*	*
Hai Wu(3)	*	—	*	*	—
Denny Ting Bun Lee(4)	*	—	*	*	—
Yu Long(5)	—	—	—	—	—
James Gordon Mitchell(6)	—	—	—	—	—
All Directors and Executive Officers as a Group	54,355,588	148,500,000	202,855,588	11.9	44.8
Principal Shareholders:
Founder vehicles(7)	16,967,776	148,500,000	165,467,776	9.8	44.2
Tencent entities(8)	164,249,629	—	164,249,629	9.7	5.9
Baillie Gifford & Co(9)	121,349,694	—	121,349,694	7.2	4.4

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

(1)	Represents (i) 13,500,000 Class A ordinary shares issuable to Mr. Bin Li upon exercise of options within 60 days of February 28, 2023, (ii) 89,013,451 Class C ordinary shares held by Originalwish Limited, a British Virgin Islands company wholly owned by Mr. Bin Li, (iii) 26,454,325 Class C ordinary shares held by mobike Global Ltd., a British Virgin Islands company wholly owned by Mr. Bin Li, and (iv)16,967,776 Class A ordinary shares and 33,032,224 Class C ordinary shares held by NIO Users Limited, a holding company controlled by NIO Users Trust, which is under the control of Mr. Bin Li, among which 14,967,776 Class A ordinary shares and 33,032,224 Class C ordinary shares were held on record by NIO Users Limited and 2,000,000 Class A ordinary shares were held on record by NIO Users Community Limited, a British Virgin Islands company wholly owned by NIO Users Limited.
(2)	The business address of Mr. Iyer is 3200 North First Street, San Jose, CA 95134.
(3)	The business address of Mr. Wu is No. 53, Gaoyou Road, Xuhui District, Shanghai, People’s Republic of China.
(4)	The business address of Mr. Lee is No. 4 Dianthus Road, Yau Yat Chuen, Kowloon, Hong Kong.
(5)	The business address of Ms. Long is Unit 1610, 16th Floor, West Tower, Genesis Beijing, 8 Xinyuan South Road, Chaoyang District, Beijing 100027, People’s Republic of China.
(6)	The business address of Mr. Mitchell is Level 29, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong.

(7)	Represents (i) 89,013,451 Class C ordinary shares held by Originalwish Limited, a British Virgin Islands company wholly owned by Mr. Bin Li, (ii) 26,454,325 Class C ordinary shares held by mobike Global Ltd., a British Virgin Islands company wholly owned by Mr. Bin Li, and (iii) 16,967,776 Class A ordinary shares and 33,032,224 Class C ordinary shares held by NIO Users Limited, a holding company controlled by NIO Users Trust, which is under the control of Mr. Bin Li, among which ordinary shares 14,967,776 Class A ordinary shares and 33,032,224 Class C ordinary shares were held on record by NIO Users Limited and 2,000,000 Class A ordinary shares were held on record by NIO Users Community Limited, a British Virgin Islands company wholly owned by NIO Users Limited. The registered address of Originalwish Limited and mobike Global Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The registered address of NIO Users Limited is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.
(8)	Based on the statement on Schedule 13D/A filed on March 4, 2021 jointly by (i) Tencent Holdings Limited, (ii) Image Frame Investment (HK) Limited, (iii) Mount Putuo Investment Limited, and (iv) Huang River Investment Limited, pursuant to which, prior to the listing of our Class A ordinary shares on the Hong Kong Stock Exchange and as of March 4, 2021, Mount Putuo Investment Limited held 40,905,125 Class B ordinary shares, Image Frame Investment (HK) Limited held 87,388,807 Class B ordinary shares, a wholly-owned subsidiary of Tencent Holdings Limited held 146,578 Class A ordinary shares, and Huang River Investment Limited beneficially owned 35,809,119 Class A ordinary shares. Mount Putuo Investment Limited, Image Frame Investment (HK) Limited, Huang River Investment Limited and Tencent Holdings Limited are collectively referred to in this annual report as the Tencent entities. Mount Putuo Investment Limited and Huang River Investment Limited are companies incorporated in the British Virgin Islands, and Image Frame Investment (HK) Limited is a company incorporated in Hong Kong. Each of Image Frame Investment (HK) Limited, Mount Putuo Investment Limited and Huang River Investment Limited is beneficially owned and controlled by Tencent Holdings Limited, a Cayman Islands company. The registered office of Huang River Investment Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of Image Frame Investment (HK) Limited is 29/F Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The registered address of Mount Putuo Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The principal business address of Tencent Holdings Limited is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. All of the Class B ordinary shares held by Tencent entities have been converted to Class A ordinary shares upon the listing of our Class A ordinary shares on the Hong Kong Stock Exchange pursuant to the conversion notice delivered by the affiliates of Tencent Holdings Limited, namely, Image Frame Invest (HK) Limited and Mount Putuo Investment Limited.
(9)	Based on the statement on Schedule 13G/A filed on January 23, 2023 by Baillie Gifford & Co., Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries beneficially own 121,059,075 ADSs representing 121,059,075 Class A ordinary shares, and 290,619 Class A ordinary shares. The registered address of Baillie Gifford & Co. is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

To our knowledge, as of February 28, 2023, 372,643,287 of our Class A ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

F.          Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.          Related Party Transactions

Contractual Arrangements with The VIEs and Their Shareholders

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Incentive Plans.”

Other Transactions with Related Parties

In February 2019, we issued US$750 million aggregate principal amount of 4.50% convertible senior notes due 2024, or the 2024 Notes. The 2024 Notes are unsecured debt and are not redeemable by us prior to the maturity date except for certain changes in tax law. The holders of the 2024 Notes may convert their notes to a number of our ADSs at their option at any time prior to the close of business on the second business day immediately preceding the maturity date pursuant to the 2024 Notes indenture. The 2024 Notes that are converted in connection with a make-whole fundamental change (as defined in the 2024 Notes Indenture) may be entitled to an increase in the conversion rate for such 2024 Notes. Huang River Investment Limited subscribed for US$30 million aggregate principal amount of the 2024 Notes. As of December 2022, the amount of interest payable to Huang River Investment Limited for the 2024 Notes was US$0.6 million.

In September 2019, we issued US$200 million principal amount of convertible notes to Huang River Investment Limited, to an affiliate of Tencent Holdings Limited, and Mr. Bin Li, our chairman of the board of directors and chief executive officer, collectively the Affiliate Notes. Huang River Investment Limited and Mr. Bin Li each subscribed for US$100 million principal amount of the Affiliate Notes, each in two equally split tranches. The Affiliate Notes issued in the first tranche will mature in 360 days, bear no interest, and require us to pay a premium at 2% of the principal amount at maturity. The Affiliate Notes issued in the second tranche will mature in three years, bear no interest, and require us to pay a premium at 6% of the principal amount at maturity. The 360-day Affiliate Notes will be convertible into our Class A ordinary shares (or ADSs) at a conversion price of US$2.98 per ADS at the holder’s option from the 15th day immediately prior to maturity, and the three-year Affiliate Notes will be convertible into our Class A ordinary shares (or ADSs) at a conversion price of US$3.12 per ADS at the holder’s option from the first anniversary of the issuance date. As of December 31, 2022, the 360-day and the three-year Affiliate Notes issued to each of an affiliate of Tencent Holdings Limited and Mr. Bin Li have been converted to Class A ordinary shares.

In 2020, 2021 and 2022, we provided sales of goods to our affiliates, including Wuhan Weineng Battery Assets Co., Ltd., Beijing Bit Ep Information Technology Co., Ltd., Beijing Yiche Interactive Advertising Co., Ltd., Beijing Yiche Information Science and Technology Co., Ltd., Shanghai Weishang Business Consulting Co., Ltd., Beijing Bitauto Interactive Technology Co., Ltd., Kunshan Siwopu Intelligent Equipment Co., Ltd., and Hefei Chuangwei Information Consultation Co., Ltd. and we received total sales of goods of RMB298.5 million, RMB4,139.2 million and RMB3,105.9 million (US$450.3 million), respectively.

In 2020, we received IT support services from Beijing Yiche Information Science and Technology Co., Ltd., a company significantly influenced by Bin Li, and incurred expenses of IT support services of RMB0.3 million.

In 2020, 2021 and 2022, we received marketing and advertising services from Beijing Xinyi Hudong Guanggao Co., Ltd., Beijing Chehui Hudong Guanggao Co., Ltd., Bite Shijie (Beijing) Keji Co., Ltd., Beijing Yiche Interactive Advertising Co., Ltd., Shanghai Yiju Information Technology Co., Ltd., Tianjin Boyou Information Technology Co., Ltd. and Beijing Bit Ep Information Technology Co., Ltd., and we incurred expenses of marketing and advertising services RMB138.2 million, RMB5.2 million and RMB9.0 million (US$1.3 million), respectively. Beijing Yiche Interactive Advertising Co., Ltd., Shanghai Yiju Information Technology Co., Ltd., Tianjin Boyou Information Technology Co., Ltd. and Beijing Bit Ep Information Technology Co., Ltd. are controlled by our principal shareholders. In December 2020, Mr. Bin Li resigned as chairman of the Board in Beijing Bitauto Interactive Technology Co., Ltd. Since then, Beijing Bitauto Interactive Technology Co., Ltd., Beijing Xinyi Hudong Guanggao Co., Ltd., Bite Shijie (Beijing) Keji Co., Ltd. and Beijing Chehui Hudong Guanggao Co., Ltd. are no longer controlled by Mr. Bin Li, and are no longer our related parties.

In 2020, 2021 and 2022, we provided property management, administrative support, design and research and development services to our affiliates and companies controlled by our principal shareholders, including Wuhan Weineng Battery Assets Co., Ltd., Nanjing Weibang Transmission Technology Co., Ltd. and Beijing Weixu Business Consulting Co., Ltd., and we received total service income of RMB1.6 million, RMB57.9 million and RMB122.7 million (US$17.8 million), respectively.

In 2020, 2021 and 2022, we paid a total of RMB174.7 million, RMB89.3 million and nil, respectively, for the cost of manufacturing consignment to Suzhou Zenlead XPT New Energy Technologies Co., Ltd., or Suzhou Zenlead. Suzhou Zenlead was an affiliate of ours in 2020 and 2021. In February 2022, Suzhou Zenlead paid considerations of RMB 46.6 million to us in exchange for the exemption from battery warranty liabilities, and we disposed of our equity interests in Suzhou Zenlead. As a result, Suzhou Zenlead is no longer a related party of our company as of the date of this annual report.

In 2020, 2021 and 2022, we received research and development and maintenance services from Kunshan Siwopu Intelligent Equipment Co., Ltd., Xunjie Energy (Wuhan) Co., Ltd., Suzhou Zenlead XPT New Energy Technologies Co., Ltd., Wuhan Weineng Battery Assets Co., Ltd, Ningbo Meishan Free Trade Port Weilai Xinneng Investment Management Co., Ltd., Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd., and paid a total of RMB3.4 million, RMB8.2 million and RMB136.4 million (US$19.8 million), respectively.

In 2020, 2021 and 2022, we paid a total of RMB137.6 million, RMB1,157.7 million and RMB1,066.8 million (US$154.7 million), for purchase of property and equipment and raw material, to Kunshan Siwopu Intelligent Equipment Co., Ltd., Nanjing Weibang Transmission Technology Co., Ltd. and Xunjie Energy (Wuhan) Co., Ltd.

In 2020, 2021 and 2022, we received a total of RMB0.5 million, nil and RMB1.0 million (US$0.1 million), for sale of raw material, property and equipment, from Wuhan Weineng Battery Assets Co., Ltd. , and Wistron Info Comm (Kunshan) Co., Ltd.

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

Legal Proceedings

From time to time, we may be involved in legal proceedings in the ordinary course of our business. Between March and July 2019, several securities class action lawsuits were filed against us, certain of our directors and officers, our underwriters in the IPO and our process agent. Some of these actions have been withdrawn, transferred or consolidated. Two actions commenced during the aforementioned time period have proceeded in the U.S. District Court for the Eastern District of New York (E.D.N.Y.) and Supreme Court of the State of New York, New York County (N.Y. County). The plaintiffs in these cases allege, in sum and substance, that our statements in the Registration Statement and/or other public statements were false or misleading and in violation of the U.S. federal securities laws. In the E.D.N.Y. action, In re NIO, Inc. Securities Litigation, 1:19-cv-01424, the court denied our Motion to Dismiss in August 2021. Briefing on Plaintiffs’ Motion for Class Certification was completed in December 2022, with a ruling still pending. Discovery is ongoing, and we have been producing documents pursuant to the court’s order and following the relevant substantive and procedural requirements under applicable PRC laws on the export of China-origin data. In the New York county action, In re NIO Inc. Securities Litigation, Index No. 653422/2019, the court granted our company and other defendants’ Motion to Dismiss in October 2021. The Appellate Division affirmed the dismissal of Plaintiffs’ claims on December 8, 2022. Separately, between August and September 2022, two complaints were filed against us, our CEO and our CFO in the federal district court for the Southern District of New York (S.D.N.Y.), in the actions captioned Saye v. NIO Inc. et al., Case No. 1:22-cv-07252 (S.D.N.Y.) and Bohonok v. NIO Inc. et al., Case No. 1:22-cv-07666 (S.D.N.Y.). Relying on a short seller report (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares – Techniques employed by short sellers may drive down the market price of our ADSs”), these complaints allege that certain of our public disclosures between Q3 2020 and Q1 2022 contained false statements or omissions in violation of the Securities Exchange Act of 1934. On December 14, 2022, the court consolidated the two actions and appointed lead plaintiff. On February 28, 2023, plaintiffs filed an amended complaint. We will file a motion to dismiss in due course.

For those of the abovementioned class actions that remain pending, we are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits. We are defending the actions vigorously. See “Item 3. Key Information—D. Risk Factors— Risks related to our Business and Industry — We and certain of our directors and officers have been named as defendants in several Shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation” for further details.

Dividend Policy

The payment of dividends is at the discretion of our board of directors, subject to our thirteenth amended and restated memorandum and articles of association. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or the share premium account, and provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

Our Class A ordinary shares have been listed on the Singapore Exchange, by way of introduction, since May 20, 2022 under the stock code “NIO.”

Currently, our ordinary shares consist of Class A ordinary shares and Class C ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, and holders of Class C ordinary shares are entitled to eight votes per share. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares—Our dual-class voting structure will limit the holders of our Class A ordinary shares and ADSs to influence corporate matters, provide certain shareholders of ours with substantial influence and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

B.           Plan of Distribution

Not applicable.

C.           Markets

Our ADSs, each representing one Class A ordinary share, have been listed on the NYSE since September 12, 2018 under the symbol “NIO.”

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange, by way of introduction, since March 10, 2022 under the stock code “9866.”

Our Class A ordinary shares have been listed on the Singapore Exchange, by way of introduction, since May 20, 2022 under the stock code “NIO.”

D.          Selling Shareholders

Not applicable.

E.          Dilution

Not applicable.

F.          Expenses of the Issue

Not applicable.

ITEM 10.       ADDITIONAL INFORMATION

A.          Share Capital

Not applicable.

B.          Memorandum and Articles of Association

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our current thirteenth amended and restated memorandum and articles of association, the Companies Act, and the common law of the Cayman Islands.

The following are summaries of material provisions of our thirteenth amended and restated memorandum and articles of association which became effective in August 2022, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company

Under our thirteenth amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares

Our authorized share capital is US$1,000,000 divided into 4,000,000,000 shares comprising of (i) 2,632,030,222 Class A ordinary shares of a par value of US$0.00025 each, (ii) 148,500,000 Class C ordinary shares of a par value of US$0.00025 each and (iii) 1,219,469,778 shares of a par value of US$0.00025 each of such class or classes (however designated) as our board of directors may determine in accordance with our thirteenth amended and restated memorandum and articles of association. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Under our thirteenth amended and restated memorandum and articles of association, our company may not issue bearer shares.

Class of ordinary shares

Holders of Class A ordinary shares and Class C ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote by the holders of ordinary shares. Each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our company, and each Class C ordinary share shall entitle the holder thereof to eight (8) votes on all matters subject to vote at general meetings of our company. During the Relevant Period, our company shall have only one class of shares that each of such share entitles the holder thereof to more than one (1) vote on all matters subject to vote at general meetings of our company, which is Class C ordinary shares.

Conversion

Each Class C ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder thereof. In no event shall Class A ordinary shares be convertible into Class C ordinary shares.

Upon any sale, transfer, assignment or disposition of any Class C ordinary share by a shareholder to any person who is not an existing shareholder of Class C ordinary shares and any affiliate of such shareholder or NIO Users Trust, or upon a change of ultimate beneficial ownership of any Class C ordinary share to any person who is not an existing shareholder of Class C ordinary shares and any affiliate of such shareholder or NIO Users Trust, each such Class C ordinary share shall be automatically and immediately converted into one (1) Class A ordinary share.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to our thirteenth amended and restated memorandum articles of association. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, under the laws of the Cayman Islands, our company may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. Each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our company, and each Class C ordinary share shall entitle the holder thereof to eight (8) votes on all matters subject to vote at general meetings of our company. A poll may be demanded by the chairman of such meeting or any one or more shareholders present in person or by proxy at the meeting. However, during the Relevant Period, each Class A ordinary share and each Class C ordinary share shall entitle its holder to one vote on a poll at a general meeting in respect of a resolution on any of the following matters: (i) any amendment of our memorandum or articles of association, including the variation of the rights attached to any class of shares; (ii) the appointment, election or removal of any independent non-executive director; (iii) the appointment or removal of the auditors; or (iv) the voluntary liquidation or winding-up of our company.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than three-fourths of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our thirteenth amended and restated memorandum and articles of association. Holders of our ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating all or any of our share capital into shares of larger amount than our existing shares, sub-dividing our shares or any of them into shares of an amount smaller than that fixed by our thirteenth amended and restated memorandum and articles of association, and cancelling any unissued shares. Both ordinary resolution and special resolution may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our thirteenth amended and restated memorandum and articles of association.

Appointment and Removal of Directors

Our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting, (i) appoint any person as a director, to fill a casual vacancy on the board or, (ii) subject to the maximum size of the board of directors being nine (9) directors, appoint any person as an addition to the existing board. Directors may be removed by ordinary resolution of our shareholders. Subject to the relevant code, rules and regulations applicable to us as a result of our listing in the United States applicable to the composition of the board and qualifications and appointment of directors, (i) NIO Users Trust shall be entitled to nominate one (1) director to the board; and (ii) in the event that Mr. Bin Li is not an incumbent director and the board is composed of no less than six (6) directors, NIO Users Trust shall be entitled to nominate one (1) extra director to the Board. Such director nomination right of NIO Users Trust were ceased to be effective at the First AGM, and shall only be restored when our company is no longer listed on the Hong Kong Stock Exchange.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. However, our thirteenth amended and restated memorandum and articles of association provide that we shall in each financial year hold a general meeting as our annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notice calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of board of directors or a majority of our board of directors. Advance notice of at least twenty one calendar days is required for the convening of our annual general shareholders’ meeting and advance notice of at least fourteen calendar days is required for any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our thirteenth amended and restated memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-tenth of all votes (on a one vote per share basis) attaching to the outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting, and such shareholders may add resolutions to the meeting agenda.

Transfer of Ordinary Shares

Subject to the restrictions in our thirteenth amended and restated memorandum and articles of association set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing and in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the New York Stock Exchange or the Hong Kong Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the New York Stock Exchange or the Hong Kong Stock Exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board of directors may determine.

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

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class), may only be varied with the consent in writing of holders of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class by holders of three-fourths of the issued shares of that class present in person or by proxy and voting at such meeting. The rights conferred upon the holders of the shares of any class issued shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares

Our thirteenth amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our thirteenth amended and restated memorandum of association also authorizes our board of directors, at any time after the Relevant Period, to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights and voting rights; and
●	the rights and terms of redemption and liquidation preferences.

At any time after the Relevant Period, our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (except for our memorandum and articles of association and our register of mortgages and charges) except as conferred by law or authorized by the directors or by ordinary resolution.

However, we will provide our shareholders with annual audited financial statements. See “Item 10. Additional Information— H. Documents on Display.”

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

Anti-Takeover Provisions

Some provisions of our thirteenth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	at any time after the Relevant Period, authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	at any time after the Relevant Period, limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our thirteenth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

Although the law in this regard is not entirely clear, we treat the VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities, and as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our current and expected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2022 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the nature and composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs, which may be volatile. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our passive income significantly increases relative to our non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Sale or Other Disposition

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the Treaty. Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or Class A ordinary shares. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the recently issued Treasury Regulations.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries, the VIEs or any of the subsidiaries of the VIEs are also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIEs or any of the subsidiaries of the VIEs.

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

J.          Annual Report to Security Holders

Not applicable.

ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

We expect that, in the foreseeable future, the majority of our revenues will be denominated in RMB while our expenses are denominated in RMB and other currencies including the U.S. dollar, the pound sterling and the Euro. As a result, we are exposed to risk related to movements between the RMB and such other currencies. In addition, the value of our ADSs and Class A ordinary shares will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our Class A ordinary shares and the ADSs will be traded in Hong Kong dollars and U.S. dollars, respectively. Furthermore, we have purchased certain financial products issued by banks, the returns of which could also be affected by the exchange rate between RMB and other currencies.

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

We are subject to interest rate sensitivity on our outstanding 2024 Notes, 2026 Notes and 2027 Notes. We account for our convertible notes on an amortized cost basis and our recognized value of the convertible notes does not reflect changes in fair value. Also, because convertible notes we have issued either bear interest at a fixed rate or bear no interest, we have not incurred financial statement impact resulting from changes in interest rates. However, changes in market interest rates impact the fair value of the convertible notes along with other variables such as our credit spreads and the market price and volatility of our ADSs and ordinary shares. Increases in market interest rates would result in a decrease in the fair value of our outstanding convertible notes and decreases in market interest rates would result in an increase in the fair value of our outstanding convertible notes. For information on the maturities and other contractual terms of our convertible notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital.”

With regard to interest rate sensitivity on our bank loans, we present the sensitivity analysis below based on the exposure to interest rates for interest bearing bank loans with variable interest rates as of December 31, 2022. The analysis is prepared assuming that those balances outstanding as of December 31, 2022 were outstanding for the whole financial year. A 1.0% increase or decrease which represents our management’s assessment of the reasonably possible change in interest rates is used. Assuming no change in the outstanding balance of our existing interest-bearing bank loans balances with floating interest rates as of December 31, 2022, a 1.0% increase or decrease in each applicable interest rate would add or deduct RMB24.4 million (US$3.5 million) to our interest expense for the year ended December 31, 2022. We have not used any derivative financial instruments to manage our interest risk exposure.

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

Inflation

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the PRC in the past, we may be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

As we expand our global presence and offer products and services to markets outside China, we expect the inflationary pressures in Europe and the U.S. to adversely impact our operations. The inflation in Europe and the U.S. may lead to an increase in certain operating costs and expenses, such as employee compensation, office operating expenses and raw material and components costs. Moreover, if China, Europe or other markets that we may expand into experience higher rates of inflation in the future, the purchasing power of our potential customers may decline, and consumer demand for our vehicles in those markets may be suppressed, which could in turn negatively affect our results of operations, financial condition and prospects.

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

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as the depositary, has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. In 2022, we did not receive any after-tax reimbursement payment from the depositary.

Conversion Between Class A Ordinary Shares in Hong Kong and ADSs

A.Dealings and Settlement of Class A Ordinary Shares in Hong Kong

Our Class A ordinary shares are traded on the Hong Kong Stock Exchange in board lots of 10 Class A ordinary shares. Dealings in our Class A ordinary shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.

The transaction costs of dealings in our Class A ordinary shares on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.00565% of the consideration of the transaction, charged to each of the buyer and seller;
●	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	AFRC Transaction Levy of 0.00015%, charged per side of the consideration of a transaction, collected for the Accounting and Financial Reporting Council (AFRC) (formerly known as Financial Reporting Council (FRC));
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.26% of the value of the transaction, with 0.13% payable by each of the buyer and the seller;

●	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
●	brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and
●	charge by the Hong Kong share registrar between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Class A ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

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

Conversion Between Class A Ordinary Shares in Singapore and ADSs

A.Clearance and Settlement on the Singapore Exchange

Our Class A ordinary shares are traded on the Singapore Exchange in board lots of 10 Class A ordinary shares. Our Class A ordinary shares that are traded on the Singapore Exchange will be cleared and settled under the scripless book-entry settlement system of the Central Depository (Pte) Limited, or CDP, and all dealings in and transactions of the Class A ordinary shares through the Singapore Exchange will be effected in accordance with the terms and conditions for the operation of securities accounts maintained by a depositor with CDP and the terms and conditions for CDP to act as depository for foreign securities, as amended from time to time.

Under the Cayman Islands Companies Act, only a person who agrees to become a shareholder of a Cayman Islands company and whose name is entered in the register of members of such company is considered a member with rights to attend and vote at shareholders’ meetings of such company.

Our Class A ordinary shares trading on the Singapore Exchange are registered in the name of CDP or its nominee and held by CDP for and on behalf of persons who maintain, either directly or through depository agents, securities accounts. Accordingly, under Cayman Islands laws, a NIO CDP depositor holding our Class A ordinary shares through CDP would not be recognized as our shareholder but may be appointed by CDP as its proxy and have the direct right to attend and cast votes at such shareholders’ meetings. Shareholders are to take note that no option shall be provided to shareholders for them to withdraw or deposit the Class A ordinary shares from or with the CDP in scrip form. Accordingly, in the event that a NIO CDP depositor wishes to attend and vote at the shareholders’ meetings in his own name, the NIO CDP depositor would have to first convert his Class A ordinary shares trading on the Singapore Exchange to ADS trading on the NYSE, before cancelling the relevant ADS with the ADS depositary, being Deutsche Bank Trust Company Americas, and receiving the corresponding number of underlying Class A ordinary shares in certificated form in his own name from the Cayman share registrar. The NIO CDP depositor must be a registered holder of Class A ordinary shares on the Cayman share register prior to the record date for the shareholders’ meeting.

Our shareholders and ADS holders can convert and transfer shares trading on the Singapore Exchange to ADS trading on the NYSE (and vice versa) only on a scripless basis, which involves a transfer of shares through the CDP electronic system between the CDP accounts of the Singapore custodian of the ADS Depositary, namely DB Nominees (Singapore) Pte Ltd, and the shareholder (or his depository agent). In this regard, the shares listed and traded on the Singapore Exchange shall be solely unrestricted shares. For the avoidance of doubt, unrestricted shares which are not represented by ADSs will not be accepted for deposit into CDP.

Our shareholders will not be given an option to deposit and/or withdraw the Class A ordinary shares from and/or with the CDP in scrip form (“Option”), in order to ensure that the Class A ordinary shares trading on the Singapore Exchange are strictly unrestricted shares. If our shareholders are given the Option, there may be a risk of shares which are unregistered with the SEC and/or have yet to be provided by the NYSE for listing (“Restricted Shares”) being deposited directly into CDP. Thereafter, it would be practically impossible for our company and the ADS depositary to differentiate between unrestricted shares and Restricted Shares once shares are admitted for trading in scripless form on the Singapore Exchange. Any conversion of Restricted Shares into ADS, without registration with the SEC (or exemption, as the case may be) may further result in non-compliance with the relevant U.S. securities law.

Accordingly, the following mechanisms have been put in place to ensure that the Restricted Shares are not listed and traded on the Singapore Exchange:

Shareholders would not be given an option to deposit and/or withdraw the Class A ordinary shares from and/or with the CDP in scrip form to prevent shareholders from depositing Restricted Shares into CDP, and accordingly introducing Restricted Shares to the Singapore Exchange for trading; and

Before the ADS depositary accepts deposits of shares to issue new ADSs, the ADS depositary would ensure, inter alia, compliance with U.S. securities law requirements, and compliance with the terms and procedures of the ADS depositary which are consistent with the deposit agreement (including completion and presentation of transfer documents). Accordingly, through this process, only unrestricted shares would be permitted for deposit with the ADS depositary for the issuance of the corresponding ADSs for trading on the NYSE.

(1)

NIO CDP depositors must have their respective securities accounts credited with the number of Class A ordinary shares deposited before they can affect the desired trades. A fee of S$10.00 is payable upon the deposit of each instrument of transfer with CDP and the ADS depositary reserves the right to charge additional fees imposed by the ADS depositary, CDP and any brokers to ADS holders and NIO CDP depositors who have made requests for the conversion of ADSs into Class A ordinary shares and vice versa. The above fees may be subject to such charges as may be imposed in accordance with CDP’s prevailing policies or the current tax policies, including GST that may be in force in Singapore from time to time.

(2)

Transactions in our Class A ordinary shares under the CDP book-entry settlement system will be reflected by the seller’s securities account being debited with the number of Class A ordinary shares sold and the buyer’s securities account being credited with the number of Class A ordinary shares acquired and no transfer stamp duty is currently payable for our Class A ordinary shares that are settled on a book-entry basis.

The Class A ordinary shares traded on the Singapore Exchange will not be fungible with the Class A ordinary shares traded on the Hong Kong Stock Exchange as there is no mechanism in place to facilitate such transfer of Class A ordinary shares between the Singapore Exchange and the Hong Kong Stock Exchange.

B.Clearing Fees

A Singapore clearing fee for trades in our Class A ordinary shares on the Singapore Exchange is payable at the rate of 0.0325% of the contract value. The clearing fee, instrument of transfer deposit fee and share withdrawal fee may be subject to GST at the prevailing rate of 8.0% (or such other rate prevailing from time to time).

Dealings in our Class A ordinary shares will be carried out in U.S. dollars and will be effected for settlement in CDP on a scripless basis. Settlement of trades on a normal “ready” basis on the Singapore Exchange generally takes place on the second (2nd) market day following the transaction date and payment for the securities between member companies of The Singapore Exchange and NIO CDP depositors is generally settled on the following business day. CDP holds securities on behalf of depositors in securities accounts. An investor may open a direct account with CDP or a sub-account with any depository agent. A depository agent may be a member company of the Singapore Exchange, bank, merchant bank or trust company.

C.Dealing of Shares on the Singapore Exchange

Dealing of Class A ordinary shares on the Singapore Exchange should be conducted with member companies of the Singapore Exchange by NIO CDP depositors who hold direct securities accounts with CDP or a sub-account with a depository agent.

Dealings in, and transactions of, Class A ordinary shares on the Singapore Exchange will be due for settlement on the second market day following the date of transaction (T+2 or the “Settlement Date”), and payment for the securities is generally settled on the following business day. NIO CDP depositors selling Class A ordinary shares should ensure that there are sufficient Class A ordinary shares in their direct securities account with CDP or their sub-account with a depository agent on the Settlement Date. Settlement of dealings through the CDP direct securities account or sub-account with a depository agent shall be made in accordance with CDP’s “Terms and Conditions for Operation of Securities Accounts with CDP”, and the “Terms and Conditions for CDP to Act as Depository for Foreign Securities”, as amended from time to time. Investors should take note that they would need to maintain a direct account with CDP or a sub-account with any depository agent before they can hold and/or trade the Class A ordinary shares on the Singapore Exchange. If you do not currently have a direct account with CDP or a sub-account with a depository agent through which you can trade securities on the Singapore Exchange, please open an account with CDP or contact a broker to open an account.

D.Instructions for the Cancellation of ADS Traded on NYSE and Withdrawal of Physical Class A Ordinary Share Certificates

ADS holders may turn in their ADS at the ADS depositary’s corporate trust office or by providing appropriate instructions to their U.S. broker for cancellation and withdrawal of the underlying shares. In cases where the ADS holder would like to cancel their ADS and withdraw the underlying shares in the form of physical Class A share certificates, the ADS holder or the holder’s U.S. broker would need to inform us and the ADS depositary that they would like to receive the shares in this form. Upon payment of its relevant fees, expenses and any taxes or charges, such as stamp taxes or stock transfer taxes or fees, and subject in all cases to the terms and conditions of the deposit agreement, the ADS depositary will deliver the Class A ordinary shares on the Cayman share register and any other deposited securities underlying the ADSs to the ADS holder or a person designated by the ADS holder at the office of the custodian of the ADS depositary. Or, at the request, risk and expense of the ADS holder, the ADS depository will deliver the deposited securities at its corporate trust office, to the extent permitted by law. The mechanism for cancelling ADSs and receiving Class A ordinary shares for trading on the Singapore Exchange is described below.

Temporary delays may arise. For example, the transfer books of the ADS depositary may from time to time be closed to ADS cancellations.

E.No Withdrawal or Deposit of Class A Ordinary Shares in Scrip Form from or with the CFP

Shareholders should note that they will not be permitted to withdraw or deposit the Class A ordinary shares from or with the CDP in scrip form, so as to ensure that the fungible ADSs and Class A ordinary shares trading on the NYSE and the Singapore Exchange respectively have either been registered under the Securities Act or are otherwise freely tradable pursuant to an exemption from registration under the Securities Act. In the event that any NIO CDP depositor wishes to withdraw his Class A ordinary shares in scrip form for whatsoever reason, the NIO CDP depositor would have to first convert his Class A ordinary shares trading on the Singapore Exchange to ADS trading on the NYSE, before cancelling the ADS with the ADS depositary and receiving such Class A ordinary shares in physical share certificates as registered holder. The instructions for the cancellation of ADSs traded on the NYSE and withdrawal of physical certificates of Class A ordinary shares are as set out above.

F.	Mechanism for Conversion and Transfer of Class A Ordinary Shares Trading on the Singapore Exchange to ADSs for trading on the NYSE

Conversion of Class A ordinary shares on the Singapore Exchange to ADSs for trading on the NYSE will only be carried out on a scripless basis. A NIO CDP depositor whose Class A ordinary shares are held through CDP (either directly or through a depository agent) and wishes to convert and transfer his Class A ordinary share to ADS for trading on the NYSE, shall first provide ADS issuance instructions to the Singapore custodian of the ADS depositary, namely DB Nominees (Singapore) Pte Ltd, in the form of a letter of transmittal (LOT) through his Singapore broker, providing key information including but not limited to the number of ADSs to be issued, the ADS delivery information, and such other documentation as the ADS depositary may require pursuant to the deposit agreement. Immediately thereafter, the Singapore broker, on behalf of the NIO CDP depositor, shall make a Free of Payment (FOP) transfer of the relevant number of the Class A ordinary shares to DB Nominees (Singapore) Pte Ltd through the CDP electronic system. The cut-off time for providing the ADS issuance instructions in the form of a letter of transmittal and for the Singapore broker to make the FOP transfer is 11:30 a.m. (Singapore time).

Such issuances are subject in all cases to the terms of the deposit agreement. All relevant forms and declarations required by the ADS depositary must be fully completed, provided in a timely manner, duly signed and submitted to the ADS depositary with the instruction to credit the relevant number of ADSs in DTC. Upon receipt of the relevant number of Class A ordinary shares, DB Nominees (Singapore) Pte Ltd shall forward the corresponding letter of transmittal to the ADS depositary. Following which, the ADS depositary shall issue the relevant number of ADSs as instructed by the letter of transmittal for delivery through the DTC settlement system to the designated DTC securities account (whether held directly by the NIO CDP depositor or through a U.S. broker) upon payment of its relevant fees, expenses and any taxes or charges such as stamp taxes or stock transfer taxes or fees.

The conversion and transfer of Class A ordinary shares in a securities account held with CDP to ADS in the NIO CDP depositor’s securities account opened with his U.S. broker would normally take approximately two (2) business days from the time the ADS depositary (and/or any of its agents in Singapore) receives the underlying Class A ordinary shares and the ADS issuance instructions with the necessary documents, barring any closure of the transfer books of the ADS depositary or any other unforeseen circumstances and assuming that all requisite forms/instructions have been duly completed and provided, and necessary payment for all associated fees has been made.

Please note that in all cases of transfers referred to in this section, there should not be any change or difference, or purported change or difference, in the beneficial owner of the underlying Class A ordinary share before and after transfer of Class A ordinary shares trading on the Singapore Exchange to ADSs for trading on the NYSE.

You may be charged with applicable fees by your broker or custodian in Singapore. Please note that the transfer process and/or fees payable are subject to change. For further information or copies of the relevant forms, please contact the Company and the ADS depositary directly. For the avoidance of doubt, all fees and taxes (including stamp duties) incurred during the transfer process shall be borne by the relevant ADS holder.

G.	Mechanism for Conversion and Transfer of ADSs Trading on NYSE to Class A Ordinary Shares for Trading on the Singapore Exchange

Conversion and transfer of ADSs to Class A ordinary shares for trading on the Singapore Exchange will only be carried out on a scripless basis. As an ADS holder, if you wish to trade your underlying Class A ordinary shares on the Singapore Exchange, you must first instruct your U.S. broker to convert the ADSs which you hold in NYSE into Class A ordinary shares through the submission of an ADR cancellation instruction for the purpose of cancellation and withdrawal. The U.S. broker will subsequently surrender the relevant ADSs to the ADS Depositary (through DTC), and provide the ADS Depositary with the ADR cancellation instruction and pay the ADS Depositary’s fees, expenses and any applicable taxes or charges, such as stamp taxes or stock transfer taxes or fees.

Such cancellations and withdrawals are subject in all cases to the terms of the Deposit Agreement. All relevant forms and declarations required by the ADS Depositary must be fully completed, provided in a timely manner, duly signed and submitted to the ADS Depositary with the instruction to credit the relevant number of Class A ordinary shares into a securities account opened with CDP. The ADS Depositary and its custodian shall electronically transfer the relevant number of Class A ordinary shares through the scripless system operated by CDP from their securities account to your designated securities account (either in your direct name or maintained under your Singapore broker as a depository agent).

The conversion and transfer of ADSs on NYSE to Class A ordinary shares in the NIO CDP depositor’s securities account opened with CDP or his securities sub-account maintained with a Depository Agent would normally take approximately two (2) business days to complete from the time the ADS Depositary receives the ADSs for cancellation, any applicable fees and the ADS cancellation instructions with the necessary documents, barring any closure of the transfer books of the ADS Depositary or any other unforeseen circumstances and assuming that all requisite forms/instructions have been duly completed and provided, and necessary payment for all associated fees has been made.

Please note that in all cases of transfers referred to in this section, there should not be any change or difference, or purported change or difference, in the beneficial owner of the underlying Class A ordinary share before and after transfer of ADSs trading on the NYSE to Class A ordinary shares trading on the Singapore Exchange.

You may be charged with applicable fees by your broker or custodian in the U.S. Please note that the transfer process and/or fees payable are subject to change. For further information or copies of the relevant forms, please contact the Company and the ADS Depositary directly. For the avoidance of doubt, all fees and taxes (including stamp duties) incurred during the transfer process shall be borne by the relevant ADS holder. For the avoidance of doubt, no specific consent or approval by the Company will be required for the conversion and transfer of ADS on the NYSE to Class A ordinary shares for trading on the Singapore Exchange by shareholders and vice versa.

H.Voting Instructions

ADS holders are not treated as shareholders and accordingly, do not have shareholder rights. As the ADS depositary holds the legal title to our Class A ordinary shares represented by the ADSs, ADS holders must rely on the ADS depositary to exercise the rights of a shareholder. The obligations of the ADS depositary, rights and obligations of the ADS holders, including processes related to the voting of the Class A ordinary shares underlying the ADSs, are governed by the conditions of the deposit agreement. Under the Cayman Islands law, every other person who has agreed to become a member of a Cayman Islands company and whose name is entered in the register of members of such company is considered a member. Accordingly, a NIO CDP depositor holding Class A ordinary shares through CDP would not be recognized as our shareholder under the laws of the Cayman Islands but would be appointed as a proxy of CDP (which is a registered shareholder), and have the right to attend general meetings of our shareholders and to cast any votes at such meetings.

Where applicable and/or required, we will coordinate with the Singapore share transfer agent to mail to NIO CDP depositors, in English, any notice of shareholders’ meetings, together with instruction form (“Voting Instruction Form”). The Voting Instruction Form would in turn be consolidated by the Singapore share transfer agent. NIO CDP depositors will be able to vote on such matters tabled for shareholders’ approval at the shareholders’ meetings by (i) attending the meetings and casting votes in person as a proxy appointed by CDP, or (ii) returning the Voting Instruction Form by the relevant deadline to CDP or the Singapore share transfer agent, as the case may be.

NIO CDP depositors who wish to attend shareholders’ meetings and exercise their voting rights directly under their own names with regard to Class A ordinary shares beneficially owned by them, shall first convert their Class A ordinary shares to ADSs in accordance with the above section on “Mechanism for Conversion and Transfer of Class A Ordinary Shares Trading on the Singapore Exchange to ADSs Trading on the NYSE”. Thereafter, they would need to cancel the ADSs and withdraw the underlying physical Class A ordinary share certificate in accordance with the above section on “Instructions for the Cancellation of ADS Traded on NYSE and Withdrawal of Physical Class A Ordinary Share Certificates”, and make appropriate arrangements to hold the shares directly prior to the record date for the relevant shareholders’ meeting.

I.ADS Depositary Requirements

Before the ADS depositary accepts deposits of Class A ordinary shares, delivers ADSs or permits withdrawal of Class A ordinary shares, the ADS depositary requires:

●	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary;
●	compliance with terms and procedures it may establish, from time to time, consistent with the Deposit Agreement, including completion and presentation of required transfer documents; and
●	compliance with U.S. securities law requirements.

The ADS depositary may refuse to deliver, transfer, or register issuances, transfers and cancellations of ADSs generally when the transfer books of the ADS depositary are closed, or at any time if the ADS depositary or our company determines it advisable to do so. In addition, procedures for delivery of Class A ordinary shares in CDP are subject to there being a sufficient number of Class A ordinary shares to facilitate a withdrawal from the ADS program directly into the CDP system. The Company, the ADS depositary and the CDP are not under any obligation to maintain or increase the number of Class A ordinary shares in the CDP system to facilitate such withdrawals.

Any affiliate of the Company (as defined in Rule 144(a)(1) of the Securities Act) can only deposit Class A ordinary shares into the ADR program in connection with a contemporaneous sale of such ADSs issued on deposit or related shares on CDP, should they cancel such ADSs and receive the underlying Class A ordinary shares.

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

ITEM 15.        CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

ITEM 16.

ITEM 16A.       AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Denny Ting Bun Lee, a member of our audit committee and independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

ITEM 16B.       CODE OF ETHICS

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

ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, our principal external auditor, for the years indicated. We did not pay any other fees to our principal external auditors during the years indicated below.

	For the Year Ended December 31,
	2021	2022

	(in RMB thousands )
Audit fees(1)	14,820	17,150
Audit related fees(2)	1,000	—
Tax fees(3)	2,250	1,393
Other fees(4)	2,450	1,070
Total	20,520	19,613

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditor, including the audits of our annual financial statements and our internal controls over financial reporting and the quarterly reviews of our condensed consolidated financial information, statutory audits for certain of our subsidiaries, and provision of comfort letters, consents and other professional services in relation to our equity and debt offering, Hong Kong listing and Singapore listing.
(2)	“Audit related fees” means the aggregate fees billed for professional services rendered by our principal external auditor that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal external auditor for tax compliance, tax advice and tax planning.
(4)	“All other fees” means the aggregate fees billed for professional services rendered by our principal external auditor associated with other advisory services.

The policy of our audit committee is to pre-approve all audit and other service provided by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, including audit services, tax services and other services described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.       EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.       PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.        CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.        CORPORATE GOVERNANCE

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

Pursuant to Sections 303A.01, 303A.04, 303A.05, 303A.07 and 302.00 of the New York Stock Exchange Listed Company Manual, a company listed on the New York Stock Exchange must have a majority of independent directors, a nominating and corporate governance committee composed entirely of independent directors, a compensation committee composed entirely of independent directors and an audit committee with a minimum of three members, and must hold an annual shareholders’ meeting during each fiscal year. We currently follow our home country practice in lieu of these requirements. We may also continue to rely on these and other exemptions available to foreign private issuers in the future. See “Item 3. Key Information—D. Risk Factors—Risks related to our ADSs and Class A Ordinary Shares—Our shareholders may face difficulties in protecting their interests, and ability to protect their rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

Other than the home country practice described above, we are not aware of any significant differences between our corporate governance practices and those followed by U.S. domestic companies under the NYSE corporate governance listing standards.

ITEM 16H.        MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, NIO Inc. was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As a result, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report for the fiscal year ended December 31, 2022.

To our knowledge, as of the date of this annual report, (i) no governmental entities in the Cayman Islands or in China owns shares of NIO Inc. or the VIEs; (ii) the governmental entities in China do not have a controlling financial interest in NIO Inc. or the VIEs; (iii) none of the members of the board of directors of NIO Inc. or our operating entities, including the VIEs, is an official of the Chinese Communist Party as of the date of this annual report; (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of NIO Inc. or the VIEs contains any charter of the Chinese Communist Party.

PART III.

ITEM 17.       FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to “Item 18. Financial Statements.”

ITEM 18.       FINANCIAL STATEMENTS

The consolidated financial statements of NIO Inc. and its subsidiaries and the related notes are included at the end of this annual report.

ITEM 19.        EXHIBITS

Exhibit Number	Description of Document
1.1

Thirteenth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 001-38638), furnished with the SEC on  August 25, 2022)

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
4.1

2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.2

2016 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.3

2017 Share Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.4

2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.5

Form of Indemnification Agreement, between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.6†

English translation of Manufacture Cooperation Agreement, dated as of May 23, 2016, between the registrant and Anhui Jianghuai Automobile Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.7

Form of Employment Agreement, between the Registrant and its executive officers (Non-PRC citizens) (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.8

Form of Employment Agreement, between the Registrant and its executive officers (PRC citizens) (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.9

Employment Agreement and Severance Agreement, between the Registrant and Padmasree Warrior, dated as of November 23, 2015 and December 16, 2015, respectively (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.10

English translation of Power of Attorney, dated as of April 12, 2021, executed by the shareholders of Beijing NIO, Beijing NIO and Shanghai NIO (incorporated herein by reference to Exhibit 4.10 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 29, 2022)

4.11

English translation of Loan Agreements, dated April 12, 2021, between shareholders of Beijing NIO and Shanghai NIO (incorporated herein by reference to Exhibit 4.11 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 29, 2022)

4.12

English translation of Equity Pledge Agreements, dated as of April 12, 2021, among shareholders of Beijing NIO, Beijing NIO and Shanghai NIO (incorporated herein by reference to Exhibit 4.12 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 29, 2022)

4.13

English translation of Exclusive Business Cooperation Agreement, dated as of April 12, 2021, between Beijing NIO and Shanghai NIO (incorporated herein by reference to Exhibit 4.13 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 29, 2022)

4.14

English translation of Exclusive Option Agreements, dated as of April 12, 2021, among shareholders of Beijing NIO, Beijing NIO and Shanghai NIO (incorporated herein by reference to Exhibit 4.14 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 29, 2022)

4.15

English translation of Confirmation and Undertaking Letters, dated as of April 12, 2021, executed by shareholders of Beijing NIO (incorporated herein by reference to Exhibit 4.15 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 29, 2022)

4.16

English translation of Consent Letters, dated as of April 12, 2021, executed by the spouses of the shareholders of Beijing NIO (incorporated herein by reference to Exhibit 4.16 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 29, 2022)

4.17

Indenture, dated as of February 4, 2019, by and between the Registrant, as issuer, and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.22 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 2, 2019)

4.18

Form of 4.50% Convertible Senior Notes due 2024 (included in Exhibit 4.20) (incorporated herein by reference to Exhibit 4.22 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 2, 2019)

4.19

Deposit Agreement for Restricted Securities, dated as of February 4, 2019, among the Registrant, Deutsche Bank Trust Company Americas, as the depositary, and all holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.24 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 2, 2019)

4.20†

English translation of NIO ES6 Manufacture Cooperation Agreement, dated as of April 30, 2019, between the registrant and Anhui Jianghuai Automobile Co., Ltd. (incorporated herein by reference to Exhibit 4.23 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.21†

English translation of NIO Fury (EC6) Manufacture Cooperation Agreement, dated as of March 10, 2020, between the registrant and Anhui Jianghuai Automobile Co., Ltd. (incorporated herein by reference to Exhibit 4.24 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.22

Convertible Notes Subscription Agreement, dated September 4, 2019, between the Registrant and Huang River Investment Limited (incorporated herein by reference to Exhibit 4.25 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.23

Convertible Notes Subscription Agreement, dated September 4, 2019, between the Registrant and Serene View Investment Limited (incorporated herein by reference to Exhibit 4.26 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.24

Form of 0% Convertible Senior Notes due 2020 (included in Exhibit 4.22) (incorporated herein by reference to Exhibit 4.25 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.25

Form of 0% Convertible Senior Notes due 2022 (included in Exhibit 4.22) (incorporated herein by reference to Exhibit 4.25 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.26

Indenture, dated as of February 10, 2020, among the Registrant, The Bank of New York Mellon, London Branch, as trustee, The Bank of New York Mellon, London Branch, as paying agent and conversion agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as registrar and transfer agent (incorporated herein by reference to Exhibit 4.29 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.27

Form of 0% Convertible Senior Notes due 2021 (included in Exhibit 4.26) (incorporated herein by reference to Exhibit 4.29 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.28

Indenture, dated as of February 19, 2020, among the Registrant, The Bank of New York Mellon, London Branch, as trustee, The Bank of New York Mellon, London Branch, as paying agent and conversion agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as registrar and transfer agent (incorporated herein by reference to Exhibit 4.31 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.29

Form of 0% Convertible Senior Notes due 2021 (included in Exhibit 4.28) (incorporated herein by reference to Exhibit 4.31 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.30

Indenture, dated as of March 11, 2020, among the Registrant, The Bank of New York Mellon, London Branch, as trustee, The Bank of New York Mellon, London Branch, as paying agent and conversion agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as registrar and transfer agent (incorporated herein by reference to Exhibit 4.33 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.31

Form of 0% Convertible Senior Notes due 2021 (included in Exhibit 4.30) (incorporated herein by reference to Exhibit 4.33 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.32

English translation of Investment Agreement, dated April 29, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 4.35 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.33

English translation of Shareholders’ Agreement, dated April 29, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 4.36 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.34

English translation of Amendment and Supplementary Agreement to Investment Agreement, dated May 29, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K (File No. 001-38638), filed with the SEC on June 9, 2020)

4.35

English translation of Amendment and Supplementary Agreement to Shareholders’ Agreement, dated May 29, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 6-K (File No. 001-38638), filed with the SEC on June 9, 2020)

4.36

English translation of Amendment and Supplementary Agreement II to Investment Agreement, dated June 18, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K (File No. 001-38638), filed with the SEC on June 30, 2020)

4.37

English translation of Amendment and Supplementary Agreement II to Shareholders’ Agreement, dated June 18, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 6-K (File No. 001-38638), filed with the SEC on June 30, 2020)

4.38

English translation of Amendment and Supplementary Agreement III to the NIO China Shareholders Agreement, dated September 16, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 4.36 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 6, 2021)

4.39

English translation of Amendment and Supplementary Agreement IV to the NIO China Shareholders Agreement, dated September 25, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 4.37 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 6, 2021)

4.40

English translation of Amendment and Supplementary Agreement V to the NIO China Shareholders Agreement, dated January 26, 2021, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 4.38 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 6, 2021)

4.41

Indenture, dated as of January 15, 2021, by and between the Registrant, as issuer, and Deutsche Bank Trust Company Americas, as trustee, constituting US$750 million 0.00% Convertible Senior Notes due 2026 (incorporated herein by reference to Exhibit 4.39 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 6, 2021)

4.42	Form of 0.00% Convertible Senior Notes due 2026 (included in Exhibit 4.41)
4.43

Indenture, dated as of January 15, 2021, by and between the Registrant, as issuer, and Deutsche Bank Trust Company Americas, as trustee, constituting US$750 million 0.50% Convertible Senior Notes due 2027 (incorporated herein by reference to Exhibit 4.41 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 6, 2021)

4.44	Form of 0.50% Convertible Senior Notes due 2027 (included in Exhibit 4.43)
4.45†

English translation of Renewal Joint Manufacturing Agreement, by and between the Registrant, Anhui Jianghuai Automobile Co., Ltd. and Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd., dated May 22, 2021 (incorporated herein by reference to Exhibit 4.45 to the Company's Report on Form 20-F (File No. 001-38638), filed with the SEC on April 29, 2022)

4.46*†	English translation of Manufacturing Cooperation Agreement, by and among NIO Technology (Anhui) Co., Ltd., NIO (Anhui) Co., Ltd., and Anhui Jianghuai Automobile Co., Ltd. dated September 2022
4.47*

English translation of NIO Park (Phase I) Assets Transfer Agreement and its supplementary agreement, each dated December 23, 2022, executed by and between NIO (Anhui) Co., Ltd. and Anhui Jianghuai Automobile Co., Ltd.

4.48*	English translation of Power of Attorney, dated November 30, 2022, executed by the shareholders of Anhui NIO AT, Anhui NIO AT and Anhui NIO AD.
4.49*	English translation of Loan Agreements, dated November 30, 2022, between shareholders of Anhui NIO AT and Anhui NIO AD
4.50*	English translation of Equity Pledge Agreements, dated November 30, 2022, among shareholders of Anhui NIO AT, Anhui NIO AT and Anhui NIO AD
4.51*	English translation of Exclusive Business Cooperation Agreement, dated November 30, 2022, between Anhui NIO AT and Anhui NIO AD
4.52*	English translation of Exclusive Option Agreements, dated November 30, 2022, among shareholders of Anhui NIO AT, Anhui NIO AT and Anhui NIO AD
4.53*	English translation of Confirmation and Undertaking Letters, dated November 30, 2022, executed by shareholders of Anhui NIO AT
4.54*	English translation of Consent Letters, dated November 30, 2022, executed by the spouses of the shareholders of Anhui NIO AT
4.55*	English translation of Power of Attorney, dated December 12, 2022, executed by the shareholders of Anhui NIO DT, Anhui NIO DT and NIO China
4.56*	English translation of Loan Agreements, dated December 12, 2022, between shareholders of Anhui NIO DT and NIO China
4.57*	English translation of Equity Pledge Agreements, dated December 12, 2022, among shareholders of Anhui NIO DT, Anhui NIO DT and NIO China
4.58*	English translation of Exclusive Business Cooperation Agreement, dated December 12, 2022, between Anhui NIO DT and NIO China
4.59*	English translation of Exclusive Option Agreements, dated December 12, 2022, among shareholders of Anhui NIO DT, Anhui NIO DT and NIO China
4.60*	English translation of Confirmation and Undertaking Letters, dated December 12, 2022, executed by shareholders of Anhui NIO DT
4.61*	English translation of Consent Letters, dated December 12, 2022, executed by the spouses of the shareholders of Anhui NIO DT
8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP
15.2*	Consent of Han Kun Law Offices
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 28, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NIO Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of NIO Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, of shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Accrual of warranty liabilities

As described in Notes 2(p), 11 and 13 to the consolidated financial statements, the Company provides warranty to its customers for all new vehicles it sold. For the year ended December 31, 2022, the Company accrued warranty costs of RMB1,128.9 million. As of December 31, 2022, the Company recorded warranty liabilities of RMB2,946.9 million. The warranty cost is accrued based on the Company’s assumptions related to the nature and frequency of future claims and the estimate of the projected costs to repair or replace items under warranty. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims.

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

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 28, 2023

We have served as the Company’s auditor since 2015.

NIO INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	15,333,719	19,887,575	2,883,427
Restricted cash	2,994,408	3,154,240	457,322
Short-term investments	37,057,554	19,171,017	2,779,536
Trade and notes receivables, net (Allowance for expected credit losses of RMB25.4 million and RMB39.6 million, respectively)	2,797,805	5,118,170	742,065
Amounts due from related parties, net (Allowance for expected credit losses of RMB12.7 million and RMB6.7 million, respectively)	1,551,334	1,380,956	200,220
Inventory	2,056,352	8,191,386	1,187,639
Prepayments and other current assets, net (Allowance for expected credit losses of RMB3.9 million and RMB4.0 million, respectively)	1,850,143	2,246,408	325,699
Total current assets	63,641,315	59,149,752	8,575,908
Non-current assets:
Long-term restricted cash	46,437	113,478	16,453
Property, plant and equipment, net	7,399,516	15,658,666	2,270,293
Land use rights, net	199,121	212,603	30,825
Long-term investments	3,059,383	6,356,411	921,593
Right-of-use assets – operating lease	2,988,374	7,374,456	1,069,196
Other non-current assets, net (Allowance for expected credit losses of RMB49.3 million and RMB89.6 million, respectively)	5,549,455	7,398,559	1,072,690
Total non-current assets	19,242,286	37,114,173	5,381,050
Total assets	82,883,601	96,263,925	13,956,958
LIABILITIES
Current liabilities:
Short-term borrowings	5,230,000	4,039,210	585,630
Trade and notes payable	12,638,991	25,223,687	3,657,091
Amounts due to related parties	687,200	384,611	55,763
Taxes payable	627,794	286,300	41,510
Current portion of operating lease liabilities	744,561	1,025,968	148,751
Current portion of long-term borrowings	2,067,962	1,237,916	179,481
Accruals and other liabilities	7,201,644	13,654,362	1,979,700
Total current liabilities	29,198,152	45,852,054	6,647,926
Non-current liabilities:
Long-term borrowings	9,739,176	10,885,799	1,578,292
Non-current operating lease liabilities	2,317,193	6,517,096	944,890
Deferred tax liabilities	25,199	218,189	31,634
Other non-current liabilities	3,540,458	5,144,027	745,814
Total non-current liabilities	15,622,026	22,765,111	3,300,630
Total liabilities	44,820,178	68,617,165	9,948,556
Commitments and contingencies (Note 27)

NIO INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
			Note 2(e)
MEZZANINE EQUITY
Redeemable non-controlling interests	3,277,866	3,557,221	515,747
Total mezzanine equity	3,277,866	3,557,221	515,747
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares (US$0.00025 par value; 2,500,000,000 and 2,632,030,222 shares authorized; 1,384,955,501 and 1,531,720,892 shares issued; 1,366,875,248 and 1,513,659,868 shares outstanding as of December 31, 2021 and 2022, respectively)	2,418	2,668	387
Class B Ordinary Shares (US$0.00025 par value; 132,030,222 shares and nil authorized, 128,293,932 shares issued and outstanding as of December 31, 2021 and nil issued and outstanding as of December 31,2022)	220	—	—
Class C Ordinary Shares (US$0.00025 par value; 148,500,000 shares authorized, issued and outstanding as of December 31, 2021 and 2022)	254	254	37
Less: Treasury shares (18,080,253 and 18,061,024) shares as of December 31, 2021 and 2022, respectively)	(1,849,600)	(1,849,600)	(268,167)
Additional paid in capital	92,467,072	94,593,062	13,714,705
Accumulated other comprehensive (loss)/income	(276,300)	1,036,011	150,208
Accumulated deficit	(55,634,140)	(69,914,230)	(10,136,611)

Total NIO Inc. shareholders’ equity	34,709,924	23,868,165	3,460,559

Non-controlling interests	75,633	221,374	32,096

Total shareholders’ equity	34,785,557	24,089,539	3,492,655

Total liabilities, mezzanine equity and shareholders’ equity	82,883,601	96,263,925	13,956,958

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
				Note 2(e)
Revenue:
Vehicle sales	15,182,522	33,169,740	45,506,581	6,597,834
Other sales	1,075,411	2,966,683	3,761,980	545,436
Total revenues	16,257,933	36,136,423	49,268,561	7,143,270
Cost of sales:
Vehicle sales	(13,255,770)	(26,516,643)	(39,271,801)	(5,693,876)
Other sales	(1,128,744)	(2,798,347)	(4,852,767)	(703,585)
Total cost of sales	(14,384,514)	(29,314,990)	(44,124,568)	(6,397,461)
Gross profit	1,873,419	6,821,433	5,143,993	745,809
Operating expenses:
Research and development	(2,487,770)	(4,591,852)	(10,836,261)	(1,571,110)
Selling, general and administrative	(3,932,271)	(6,878,132)	(10,537,119)	(1,527,739)
Other operating (loss)/income, net	(61,023)	152,248	588,728	85,358
Total operating expenses	(6,481,064)	(11,317,736)	(20,784,652)	(3,013,491)
Loss from operations	(4,607,645)	(4,496,303)	(15,640,659)	(2,267,682)
Interest and investment income	166,904	911,833	1,358,719	196,996
Interest expenses	(426,015)	(637,410)	(333,216)	(48,312)
Gain on extinguishment of debt	—	—	138,332	20,056
Share of (loss)/income of equity investees	(66,030)	62,510	377,775	54,772
Other (loss)/income, net	(364,928)	184,686	(282,952)	(41,024)
Loss before income tax expense	(5,297,714)	(3,974,684)	(14,382,001)	(2,085,194)
Income tax expense	(6,368)	(42,265)	(55,103)	(7,989)
Net loss	(5,304,082)	(4,016,949)	(14,437,104)	(2,093,183)
Accretion on redeemable non-controlling interests to redemption value	(311,670)	(6,586,579)	(279,355)	(40,503)
Net loss attributable to non-controlling interests	4,962	31,219	157,014	22,765
Net loss attributable to ordinary shareholders of NIO Inc.	(5,610,790)	(10,572,309)	(14,559,445)	(2,110,921)
Net loss	(5,304,082)	(4,016,949)	(14,437,104)	(2,093,183)
Other comprehensive income/(loss)
Change in unrealized gains related to available-for-sale debt securities, net of tax	—	24,224	746,336	108,209
Foreign currency translation adjustment, net of nil tax	137,596	(230,345)	717,274	103,995
Total other comprehensive income/(loss)	137,596	(206,121)	1,463,610	212,204
Total comprehensive loss	(5,166,486)	(4,223,070)	(12,973,494)	(1,880,979)
Accretion on redeemable non-controlling interests to redemption value	(311,670)	(6,586,579)	(279,355)	(40,503)
Net loss attributable to non-controlling interests	4,962	31,219	157,014	22,765
Other comprehensive income attributable to non-controlling interests	—	(4,727)	(151,299)	(21,936)
Comprehensive loss attributable to ordinary shareholders of NIO Inc	(5,473,194)	(10,783,157)	(13,247,134)	(1,920,653)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,182,660,948	1,572,702,112	1,636,999,280	1,636,999,280
Net loss per share attributable to ordinary shareholders
Basic and diluted	(4.74)	(6.72)	(8.89)	(1.29)
Weighted average number of ADS used in computing net loss per ADS
Basic and diluted	1,182,660,948	1,572,702,112	1,636,999,280	1,636,999,280
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(4.74)	(6.72)	(8.89)	(1.29)

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) / EQUITY

(All amounts in thousands, except for share and per share data)

						Accumulated
					Additional	Other		Total	Non-
	Ordinary Shares		Treasury Shares		Paid in	Comprehensive	Accumulated	Shareholders’	Controlling	Total (Deficit)/
	Shares	Par Value	Shares	Amount	Capital	Loss	Deficit	(Deficit)/Equity	Interests	Equity
Balance as of December 31, 2019	1,067,467,877	1,827	(2,995,217)	—	40,227,856	(203,048)	(46,326,321)	(6,299,686)	22,087	(6,277,599)
Cumulative effect of adoption of new accounting standard (Note 2(i))	—	—	—	—	—	—	(22,969)	(22,969)	—	(22,969)
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	(311,670)	—	—	(311,670)	—	(311,670)
Issuance of ordinary shares	262,775,000	448	—	—	34,571,809	—	—	34,572,257	—	34,572,257
Issuance of restricted shares	2,113,469	4	—	—	54,508	—	—	54,512	—	54,512
Conversion of convertible notes to ordinary shares	181,872,811	309	—	—	3,962,990	—	—	3,963,299	—	3,963,299
Exercise of share options	14,814,462	91	439,038	—	187,427	—	—	187,518	—	187,518
Share based compensation of the restricted shares	—	—	51,948	—	9,551	—	—	9,551	—	9,551
Share based compensation of the share options	—	—	—	—	177,543	—	—	177,543	—	177,543
Cancellation of restricted shares	(12,516)	—	12,516	—	—	—	—	—	—	—
Capital withdrawal by non-controlling interests	—	—	—	—	—	—	—	—	(15,000)	(15,000)
Foreign currency translation adjustment	—	—	—	—	—	137,596	—	137,596	—	137,596
Net loss	—	—	—	—	—	—	(5,299,120)	(5,299,120)	(4,962)	(5,304,082)
Balance as of December 31, 2020	1,529,031,103	2,679	(2,491,715)	—	78,880,014	(65,452)	(51,648,410)	27,168,831	2,125	27,170,956

NIO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

						Accumulated
					Additional	Other		Total	Non-
	Ordinary Shares		Treasury Shares		Paid in	Comprehensive	Accumulated	Shareholders’	Controlling	Total
	Shares	Par value	Shares	Amount	Capital	Loss	Deficit	Equity	Interests	Equity
Balance as of December 31, 2020	1,529,031,103	2,679	(2,491,715)	—	78,880,014	(65,452)	(51,648,410)	27,168,831	2,125	27,170,956
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	(6,586,579)	—	—	(6,586,579)	—	(6,586,579)
Settlement of capped call options and zero strike call options (Note 12(ii))	—	—	(16,402,643)	(1,849,600)	1,849,600	—	—	—	—	—
Conversion of convertible senior notes to ordinary shares - related parties	7,219,872	12	—	—	148,381	—	—	148,393	—	148,393
Conversion of convertible senior notes to ordinary shares -third party	62,508,996	101	—	—	4,199,718	—	—	4,199,819	—	4,199,819
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	100,000	100,000
Shareholder’s contribution (Note 9)	—	—	—	—	18,535	—	—	18,535	—	18,535
Issuance of ordinary shares	53,292,401	85	—	—	12,677,469	—	—	12,677,554	—	12,677,554
Exercise of share options	8,891,011	14	228,037	—	120,925	—	—	120,939	—	120,939
Share based compensation of the restricted shares	842,742	1	—	—	457,985	—	—	457,986	—	457,986
Issuance of restricted shares (Note 23(a)(ii))	549,376	—	—	—	148,869	—	—	148,869	—	148,869
Share based compensation of the share options	—	—	—	—	552,155	—	—	552,155	—	552,155
Cancellation of restricted shares	(586,068)	—	586,068	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(230,345)	—	(230,345)	—	(230,345)
Change in fair value of available-for-sale debt securities (Note 9)	—	—	—	—	—	19,497	—	19,497	4,727	24,224
Net loss	—	—	—	—	—	—	(3,985,730)	(3,985,730)	(31,219)	(4,016,949)
Balance as of December 31, 2021	1,661,749,433	2,892	(18,080,253)	(1,849,600)	92,467,072	(276,300)	(55,634,140)	34,709,924	75,633	34,785,557

NIO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

						Accumulated
					Additional	Other		Total	Non-
	Ordinary Shares		Treasury Shares		Paid in	Comprehensive	Accumulated	Shareholders’	Controlling	Total
	Shares	Par value	Shares	Amount	Capital	(Loss)/Income	Deficit	Equity	Interests	Equity
Balance as of December 31, 2021	1,661,749,433	2,892	(18,080,253)	(1,849,600)	92,467,072	(276,300)	(55,634,140)	34,709,924	75,633	34,785,557
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	(279,355)	—	—	(279,355)	—	(279,355)
Conversion of convertible senior notes to ordinary shares - related parties	8,805,770	15	—	—	207,457	—	—	207,472	—	207,472
Conversion of convertible senior notes to ordinary shares - third party	172,631	—	—	—	10,450	—	—	10,450	—	10,450
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(32,629)	(32,629)
Transactions with non-controlling interests (Note 22)	—	—	—	—	(184,085)	—	—	(184,085)	184,085	—
Exercise of share options	4,514,461	7	19,229		75,627	—	—	75,634	—	75,634
Share based compensation of the restricted shares	4,978,597	8	—	—	1,863,412	—	—	1,863,420	—	1,863,420
Share based compensation of the share options	—	—	—	—	432,484	—	—	432,484	—	432,484
Foreign currency translation adjustment	—	—	—	—	—	717,274	—	717,274	—	717,274
Change in fair value of available-for-sale debt securities (Note 9)	—	—	—	—	—	595,037	—	595,037	151,299	746,336
Net loss	—	—	—	—	—	—	(14,280,090)	(14,280,090)	(157,014)	(14,437,104)
Balance as of December 31, 2022	1,680,220,892	2,922	(18,061,024)	(1,849,600)	94,593,062	1,036,011	(69,914,230)	23,868,165	221,374	24,089,539

NIO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
				Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(5,304,082)	(4,016,949)	(14,437,104)	(2,093,183)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation and amortization	1,046,496	1,708,019	2,852,315	413,547
Expected credit loss expense	9,654	54,332	48,707	7,062
Inventory write-downs	5,803	1,105	148,729	21,564
Impairment on long-term assets	25,757	—	35,011	5,076
Foreign exchange loss	457,382	10,111	282,888	41,015
Share-based compensation expenses	187,094	1,010,140	2,295,896	332,874
Interest and investment income	—	(105,608)	(174,854)	(25,351)
Gain on extinguishment of debt	—	—	(138,332)	(20,056)
Share of loss/(income) of equity investees, net of tax	66,030	(62,510)	(377,775)	(54,772)
Amortization of right-of-use assets	499,225	643,895	1,141,740	165,537
Loss on disposal of property, plant and equipment	127,662	31,107	12,807	1,857
Changes in operating assets and liabilities:
Prepayments and other current assets	135,441	(38,908)	(1,239,921)	(179,772)
Inventory	(197,828)	(990,550)	(6,257,514)	(907,254)
Other non-current assets	151,953	(3,705,762)	(1,849,518)	(268,155)
Amount due from related parties	(119,128)	(1,444,122)	167,692	24,313
Operating lease liabilities	(448,466)	(748,799)	(1,016,571)	(147,389)
Taxes payable	130,542	446,984	(341,592)	(49,526)
Trade and notes receivable	237,928	(1,717,747)	(2,303,364)	(333,956)
Trade and notes payable	3,256,552	6,260,311	11,650,850	1,689,214
Accruals and other liabilities	836,511	2,485,101	4,119,375	597,253
Amount due to related parties	60,673	342,597	(299,339)	(43,400)
Deferred tax liabilities	—	25,199	192,990	27,981
Other non-current liabilities	785,695	1,778,440	1,620,876	235,005
Net cash provided by/(used in)operating activities	1,950,894	1,966,386	(3,866,008)	(560,516)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment, land use rights and intangible assets	(1,127,686)	(4,078,764)	(6,972,854)	(1,010,969)
Proceeds from disposal of property, plant and equipment	163,072	1,126	3,622	525
Purchases of short-term investments	(7,594,110)	(134,316,219)	(87,631,686)	(12,705,400)
Proceeds from sale of short-term investments	3,738,490	101,121,723	106,658,218	15,463,988
Purchase of available-for-sale debt investment	—	(650,000)	(120,000)	(17,398)
Proceeds from disposal of available-for-sale debt investment	—	—	270,000	39,146
Acquisitions of equity investees	(250,826)	(592,570)	(279,043)	(40,457)
Proceeds from disposal of equity investees	—	—	286,760	41,576
Purchase of held to maturity debt investments	—	(1,300,000)	(1,830,000)	(265,325)
Loan repayment from related parties	—	50,000	—	—
Net cash(used in)/provided by investing activities	(5,071,060)	(39,764,704)	10,385,017	1,505,686
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	154,861	144,562	78,726	11,414
Capital withdrawal by non-controlling interests	(10,500)	(1,000)	(3,250)	(471)
Distributions to non-controlling interests	—	—	(32,629)	(4,731)
Capital injection from redeemable non-controlling interests	5,000,000	—	—	—
Capital injection from non-controlling interests	—	100,000	—	—
Redemption and repurchase of redeemable non-controlling interests	(2,071,515)	(8,000,000)	—	—
Proceeds from issuance of convertible promissory note - third parties	3,014,628	9,560,755	—	—
Proceeds from issuance of convertible promissory note - related parties	90,499	—	—	—
Proceeds from borrowings from third parties	1,605,464	6,112,000	6,918,564	1,003,097
Repayments of borrowings from third parties	(964,813)	(2,432,255)	(8,550,306)	(1,239,678)
Proceeds from borrowings from related parties	260,000	—	—	—
Repayment of borrowings from related parties	(285,799)	—	—	—
Principal payments on finance leases	(42,529)	(32,873)	(27,489)	(3,986)
Proceeds from issuance of ordinary shares, net of issuance costs	34,607,139	12,677,554	—	—
Net cash provided by/(used in) financing activities	41,357,435	18,128,743	(1,616,384)	(234,355)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(682,040)	(500,959)	(121,896)	(17,674)
NET INCREASE/(DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	37,555,229	(20,170,534)	4,780,729	693,141
Cash, cash equivalents and restricted cash at beginning of the year	989,869	38,545,098	18,374,564	2,664,061
Cash, cash equivalents and restricted cash at end of the year	38,545,098	18,374,564	23,155,293	3,357,202
NON-CASH INVESTING AND FINANCING ACTIVITIES
Accruals related to purchase of property, plant and equipment	749,799	1,458,767	4,172,758	604,993
Issuance of restricted shares (Note 23(a)(ii))	54,512	148,869	—	—
Conversion of convertible senior notes to ordinary shares	3,963,299	4,348,212	217,922	31,596
Accretion on redeemable non-controlling interests to redemption value	311,670	6,586,579	279,355	40,503
Settlement of capped call options and zero strike call options (Note 12(ii))	—	1,849,600	—	—
Shareholder’s contribution (Note 9)	—	18,535	—	—
Supplemental Disclosure
Interest paid	333,877	218,830	274,347	39,777
Income taxes paid	13,172	6,007	77,187	11,191

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.    Organization and Nature of Operations

NIO Inc. (“NIO”, or the “Company”) was incorporated under the laws of the Cayman Islands in November 2014, as an exempted company with limited liability. The Company was formerly known as NextCar Inc.. It changed its name to NextEV Inc. in December 2014, and then changed to NIO Inc. in July 2017. The Company, its subsidiaries and consolidated variable interest entities (the “VIEs”) are collectively referred to as the “Group”.

The Group designs and develops electric vehicles and jointly manufactures its vehicles through strategic collaboration with other Chinese vehicle manufacturers. The Group also offers power solutions and comprehensive value-added services to its users. As of December 31, 2022, the Group’s primary operations are conducted in the People’s Republic of China (the “PRC”) and the Company’s principal subsidiaries and VIEs are as follows:

	Equity	Place and Date of incorporation
Subsidiaries	interest held	or date of acquisition	Principal activities
NIO Nextev Limited (“NIO HK”) (formerly known as Nextev Limited)	100%	Hong Kong, February 2015	Investment holding
NIO GmbH (formerly known as NextEV GmbH)	100%	Germany, May 2015	Design and technology development
NIO Co., Ltd. (“NIO SH”) (formerly known as NextEV Co., Ltd.)	100%	Shanghai, PRC, May 2015	Headquarter and technology development
NIO USA, Inc. (“NIO US”) (formerly known as NextEV USA, Inc.)	100%	United States, November 2015	Technology development
XPT Limited (“XPT”)	100%	Hong Kong, December 2015	Investment holding
XPT (Jiangsu) Investment Co., Ltd. (“XPT Jiangsu”)	100%	Jiangsu, PRC, May 2016	Investment holding
Shanghai XPT Technology Limited	100%	Shanghai, PRC, May 2016	Technology development
XPT (Nanjing) E-Powertrain Technology Co., Ltd. (“XPT NJEP”)	100%	Nanjing, PRC, July 2016	Manufacturing of E-Powertrain
XPT (Nanjing) Energy Storage System Co., Ltd. (“XPT NJES”)	100%	Nanjing, PRC, October 2016	Manufacturing of battery
NIO Power Express Limited (“PE HK)	100%	Hong Kong, January 2017	Investment holding
NIO User Enterprise Limited (“UE HK”)	100%	Hong Kong, February 2017	Investment holding
NIO Sales and Services Co., Ltd. (“UE CNHC”) (formerly known as Shanghai NIO Sales and Service Co., Ltd. )	100%	Shanghai, PRC, March 2017	Investment holding and sales and after sales management
NIO Energy Investment (Hubei) Co., Ltd. (“PE CNHC”)	100%	Wuhan PRC, April 2017	Investment holding
Wuhan NIO Energy Co., Ltd. (“PE WHJV”)	100%	Wuhan, PRC, May 2017	Investment holding
NIO Holding Co., Ltd. (“NIO China”) (formerly known as NIO (Anhui) Holding Co., Ltd.) (Note (a))	100%	Anhui, PRC, November 2017	Headquarter and technology development
XPT (Jiangsu) Automotive Technology Co., Ltd. (“XPT AUTO”)	100%	Nanjing, PRC, May 2018	Investment holding
NIO Financial Leasing Co., Ltd. (“NIO Leasing”)	100%	Shanghai, PRC, August 2018	Financial Leasing
NIO (Anhui) Co., Ltd. (“NIO AH”)	100%	Anhui, PRC, August 2020	Industrialization and technology development
NIO Technology (Anhui) Co., Ltd. (“NIO R&D”)	100%	Anhui, PRC, August 2020	Design and technology development
NIO Nextev Europe Holding B.V.(“NIO NL”)	100%	Netherlands, December 2020	Investment holding
NEU Battery Asset Co., Ltd. (“BAC Cayman”)	100%	Cayman Islands, May 2021	Investment holding
Instant Power Europe B.V. (“BAC NL”) Co., Limited	100%	Netherlands, June 2021	Battery Subscription Service
NEU Battery Asset (Hong Kong) Co.Limited (“BAC HK”)	100%	Hong Kong, July 2021	Investment holding
NIO AI Technology Limited (“NIO AI Technology”)	96.970%	Cayman Islands, March 2021	Investment holding
NIO AI Technology Limited	96.970%	Hong Kong, May 2021	Investment holding
Anhui NIO Autonomous Driving Technology Co., Ltd. (“Anhui NIO AD”)	96.970%	Anhui, PRC, June 2021	Technology development
XTRONICS (Nanjing) Automotive Intelligent Technologies Co. Ltd. (“XPT NJWL”) (Note (b))	50%	Nanjing, PRC, June 2017	Manufacturing of components

Place and Date of incorporation
VIEs	or date of acquisition
Prime Hubs Limited (“Prime Hubs”)	BVI, October 2014
Beijing NIO Network Technology Co., Ltd. (“Beijing NIO”)	Beijing, PRC, July 2017
Anhui NIO AI Technology Co., Ltd. (“Anhui NIO AT”)	Anhui, PRC, April 2021
Anhui NIO Data Technology Co., Ltd. (“Anhui NIO DT”)	Anhui, PRC, October 2022

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Note (a) - NIO China

As of December 31, 2021 and 2022, the Company held 92.114% of total paid-in capital of NIO China. In accordance with NIO China’s share purchase agreement, the redemption of the non-controlling interests is at the holders of non-controlling interests’ option and is upon the occurrence of the events that are not solely within the control of the Company. Therefore, these redeemable non-controlling interests in NIO China were classified as mezzanine equity and are subsequently accreted to the redemption price using the agreed interest rate as a reduction of additional paid in capital (Note 20). With the redemption feature of the non-controlling interests, the Company is considered to effectively have 100% equity interest of NIO China as of December 31, 2021 and 2022.

Note (b) - XPT NJWL

In accordance with the Article of Association of XPT NJWL, the Company has the power to control the board of directors of XPT NJWL to unilaterally govern the financial and operating policies of XPT NJWL, and the non-controlling shareholder does not have substantive participating rights. As a result, the Group consolidates XPT NJWL.

Variable interest entities

Prime Hubs

In October 2014, Prime Hubs, a British Virgin Islands (“BVI”) incorporated company, was established by Li Bin, the shareholder of the Group, to facilitate the adoption of the Company’s employee stock incentive plans on behalf of the Company. The Company entered into a management agreement with Prime Hubs and Li Bin. The agreement enables the Company to direct the activities that most significantly impact Prime Hubs’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Prime Hubs. As of December 31, 2021 and 2022, Prime Hubs held 4,250,002 Class A Ordinary Shares of the Company, respectively, other than which, Prime Hubs did not have any operations, nor any material assets or liabilities. All restricted shares granted under the Company’s Prime Hubs Restricted Shares Plan have been fully vested.

Beijing NIO

In April 2018, the Group entered into a series of contractual arrangements with Beijing NIO and its individual shareholders (the “Nominee Shareholders”), including, among others, an exclusive business cooperation agreement, a loan agreement, an equity pledge agreement, an exclusive call option agreement and a power of attorney, which enable the Company to direct the activities that most significantly impact Beijing NIO’s economic performance and obtain substantially all of the economic benefits arising from Beijing NIO. Management concluded that Beijing NIO is a variable interest entity and the Company is the ultimate primary beneficiary of Beijing NIO and hence consolidates the financial results of Beijing NIO. The Group operates value-added telecommunication services, including without limitation, performing internet information services, as well as holding certain related licenses, through Beijing NIO. For the years ended December 31, 2020, 2021 and 2022, the financial position, result of operations and cash flow activities of Beijing NIO were immaterial to the consolidated financial statements.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Anhui NIO AT

In April 2021, Anhui NIO AT, was established by individual shareholders (the “Nominee Shareholders”). Anhui NIO AD entered into a management agreement with Nominee Shareholders. The agreement enables the Company to direct the activities that most significantly impact Anhui NIO AT’s economic performance, and enabled the Company to obtain substantially all of the economic benefits arising from them. Management concluded that Anhui NIO AT is a variable interest entity and the Company is the ultimate primary beneficiary of Anhui NIO AT and hence consolidates the financial results of Anhui NIO AT. In November 2022, concurrent with the termination of the said management agreement, the Group entered into a series of contractual arrangements with the Nominee Shareholders as well as Anhui NIO AT, including, among others, an exclusive business cooperation agreement, a loan agreement, an equity pledge agreement, an exclusive call option agreement and a power of attorney. These agreements enable the Company to direct the activities that most significantly impact Anhui NIO AT’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Anhui NIO AT. Management concluded that Anhui NIO AT continues to be a variable interest entity and the Company remains as the ultimate primary beneficiary of Anhui NIO AT. Therefore, the Group continues to consolidate the financial results of Anhui NIO AT’s financial statements. The Group intends to obtain requisite licenses for certain supporting functions during the development of autonomous driving technology through Anhui NIO AT. For the years ended December 31, 2021 and 2022, the financial position, result of operations and cash flow activities of Anhui NIO AT were immaterial to the consolidated financial statements.

Anhui NIO DT

In October 2022, the Group entered into a series of contractual arrangements with Anhui NIO DT and its individual shareholders (the “Nominee Shareholders”), including, among others, an exclusive business cooperation agreement, a loan agreement, an equity pledge agreement, an exclusive call option agreement and a power of attorney, which enable the Group to direct the activities that most significantly impact Anhui NIO DT’s economic performance and obtain substantially all of the economic benefits arising from Anhui NIO DT. Management concluded that Anhui NIO DT is a variable interest entity and the Company is the ultimate primary beneficiary of Anhui NIO DT and hence consolidates the financial results of Anhui NIO DT in the Group’s consolidated financial statements. The Group intends to provide insurance brokerage services which are mainly vehicle-related and property-related and to hold requisite licenses through Anhui NIO DT. For the year ended December 31, 2022, the financial position, result of operations and cash flow activities of Anhui NIO DT were immaterial to the consolidated financial statements.

Shanghai Anbin

The Company, the ultimate shareholder of NIO SH, was the ultimate primary beneficiary of Shanghai Anbin Technology Co., Ltd. (“Shanghai Anbin”) and its subsidiary and hence consolidated the financial results of Shanghai Anbin and its subsidiary in the Group’s consolidated financial statements, pursuant to a series of contractual agreements, including, among others, an exlusisve business corporation agreements, a loan agreement, an equity pledge agreement, an exclusive call option agreement and a power of attorney entered into among NIO SH, Shanghai Anbin and its nominee shareholders in April 2018. On March 31, 2021, all parities agreed to terminate above mentioned contractual agreements, after which, the Company no longer the ultimate primary beneficiary of Shanghai Anbin and deconsolidated the financial results of Shanghai Anbin and its subsidiary. The deconsolidation of Shanghai Anbin and its subsidiary did not have significant impact on the Group’s consolidated financial statements. Before the deconsolidation, the financial position, result of operations and cash flow activities of Shanghai AnbinS and its subsidiary were immaterial to the consolidated financial statements.

Liquidity and Going Concern

The Group’s consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB5.3 billion and RMB4.0 billion and RMB14.4 billion for the years ended December 31, 2020, 2021 and 2022, respectively. The Group incurred operating cash outflow of RMB4.0 billion for the year ended December 31, 2022. Accumulated deficit amounted to RMB55.6 billion and RMB69.9 billion as of December 31, 2021 and 2022, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

As of December 31, 2022, the Group’s balance of cash and cash equivalents was RMB19.9 billion and short-term investments of RMB19.2 billion and the Group had net current assets of RMB13.3 billion. Management has evaluated the sufficiency of its working capital and concluded that the Group’s available cash and cash equivalents and short-term investments will be sufficient to support its continuous operations and to meet its payment obligations when liabilities fall due within the next twelve months from the date of issuance of these consolidated financial statements. Accordingly, management continues to prepare the Group’s consolidated financial statements on going concern basis.

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

The Company applies the guidance under Accounting Standard Codification 810, Consolidations (“ASC 810”) on accounting for the VIEs. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor. ASC 810 requires variable interest entities to be consolidated by the primary beneficiary which has a controlling financial interest of variable interest entities. The Company is considered as the primary beneficiary of the VIEs and thus consolidates the financial statements each of these entities under U.S. GAAP.

All significant transactions and balances between the Company, its subsidiaries and the VIEs have been eliminated upon consolidation. The non-controlling interests in consolidated subsidiaries are shown separately in the consolidated financial statements.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition, warranty liabilities, fair value of available-for-sale debt security investments, lower of cost and net realizable value of inventories, inventory valuation for excess and obsolete inventories, losses on purchase commitments, allowance for current expected credit loss, depreciable lives of property, equipment and software, subsequent measurement of equity securities measured under measurement alternatives, impairment of long-lived assets, valuation of deferred tax assets, valuation and recognition of share-based compensation arrangements, as well as current/non-current classification of receivables. Actual results could differ from those estimates.

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

The financial statements of the Group’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive loss in the consolidated statements of comprehensive income or loss, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive loss in the consolidated statements of shareholders’ (deficit)/equity. Total foreign currency translation adjustment income/(losses) were an income of RMB137,596, a loss of RMB230,345, and an income of RMB717,274 for the years ended December 31, 2020, 2021 and 2022, respectively. The grant-date fair value of the Group’s share-based compensation expenses is reported in US$ as the respective valuation is conducted in US$ and the shares are denominated in US$.

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the years ended December 31, 2022 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8972, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2022. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on, or December 31, 2022, or at any other rate.

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

As disclosed in Note 2(n), the Group’s equity securities with readily determinable fair values is carried at fair value using quoted market prices that currently available on a securities exchange and classified within Level 1.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The Group’s certain short-term investments in money market funds and financial products issued by banks are carried at fair value, which are classified within Level 2 and valued using directly or indirectly observable inputs in the market place. As of December 31, 2021 and 2022, such investments aggregately amounted to RMB27,773,387 and RMB12,781,060, respectively.

As disclosed in Note 2(q), the Group’s derivative instruments are carried at fair value, which are classified within Level 2 and valued using indirectly observable inputs in the market place.

As disclosed in Note 9, the Group’s available-for-sale debt security investments include investments the Company made in private companies in 2021 and 2022 which contains substantive redemption and preferential rights, and are classified within Level 3 for fair value measurement. As of December 31, 2021 and 2022, the carrying value of the investments were RMB680,723 and RMB1,648,861, respectively. The Company re-measured the fair value using a market approach by adopting a backsolve method, which determined the estimated fair value of the investments through comparison to a recent transaction and applied significant unobservable inputs and assumptions. For the year ended December 31, 2021 and 2022, RMB24,224 and RMB746,336, respectively, of fair value changes, net of tax, were recorded in other comprehensive income. The significant unobservable inputs adopted in the valuation as of December 31, 2021 and 2022 are as follows:

	December 31, 2021	December 31, 2022
Unobservable Input
Expected volatility	61%	54%-61%
Probability	Liquidation scenario: 35% Redemption scenario: 35% IPO scenario: 30%	Liquidation scenario: 25%-40% Redemption scenario: 25%-40% IPO scenario: 20%-50%

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, trade receivable, amounts due from related parties, deposits and other receivables, available-for-sale debt security investments, trade and notes payable, amounts due to related parties, other payables, derivative instruments, short-term borrowings, lease liabilities and long-term borrowings. As of December 31, 2021 and 2022, other than as discussed above, the carrying values of these financial instruments approximated to their respective fair values.

(g) Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Cash which is restricted to withdrawal for use or pledged as security is reported separately on the face of the consolidated balance sheets. The Group’s restricted cash mainly represents (a) secured deposits held in designated bank accounts for borrowings and corporate bank credit cards, bank acceptance notes,letter of credit and letters of guarantee; and (b) time deposits that are pledged for property leases. The restricted cash is classified according to the contractual term of the restriction imposed.

Cash, cash equivalents and restricted cash as reported in the consolidated statements of cash flows are presented separately on our consolidated balance sheets as follows:

	December 31,	December 31,
	2021	2022
Cash and cash equivalents	15,333,719	19,887,575
Restricted cash	2,994,408	3,154,240
Long-term restricted cash	46,437	113,478
Total	18,374,564	23,155,293

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(h) Short-term investments

Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year, which are stated at amortised cost, and investments in money market funds and financial products issued by banks, which are measured at fair value. As of December 31, 2021 and 2022, the short-term investments amounted to RMB37,057,554 and RMB19,171,017, respectively, among which, RMB6,646,299 and RMB12,259,459, were restricted as collateral for notes payable, bank borrowings and letter of guarantee as of December 31, 2021 and 2022, respectively.

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

The Group adopted this ASC Topic 326 and several associated ASUs on January 1, 2020 using a modified retrospective approach with a cumulative effect recorded as increase of accumulated deficit with amount of RMB22,969. For the years ended December 31, 2020, 2021 and 2022, the Group recorded RMB9,654, RMB54,332 and RMB48,707, respectively, in expected credit loss provisions in selling, general and administrative expenses. As of December 31, 2022, the expected credit loss reserve for current and non-current assets are RMB50,415 and RMB89,641, respectively. As of December 31, 2021, the expected credit loss reserve for current and non-current assets are RMB42,040 and RMB49,309, respectively.

Balance as at December 31, 2021

		Expected	Expected
	Original	credit loss	credit loss
	amount	Rate	provision
Current assets:
Trade and notes receivable	2,823,222	0.90%	25,417
Amounts due from related parties	1,564,025	0.81%	12,691
Prepayments and other current assets	1,854,075	0.21%	3,932
Non-current assets:
Other non-current assets	5,598,764	0.88%	49,309

Balance as at December 31, 2022

		Expected	Expected
	Original	credit loss	credit loss
	amount	Rate	provision
Current assets:
Trade and notes receivable	5,157,814	0.77%	39,644
Amounts due from related parties	1,387,694	0.49%	6,738
Prepayments and other current assets	2,250,441	0.18%	4,033
Non-current assets:
Other non-current assets	7,488,200	1.20%	89,641

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(j) Inventory

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the average basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Group records inventory write-downs for excess or obsolete inventories or accrues costs of inventory commitments based upon assumptions on current and future demand forecasts. If the inventory on hand or inventory purchase commitments is in excess of future demand forecast, the excess amounts are written down or accrued. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

(k) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets.

The estimated useful lives are as follows:

Useful lives
Buildings and constructions	20 years
Production facilities	10 years
Charging & battery swap equipment	5 to 8 years
R&D equipment	5 years
Computer and electronic equipment	3 years
Purchased software	3 to 5 years
Leasehold improvements	Shorter of the estimated useful life or remaining lease term (ranging from 1-10 years)
Corporate vehicles	5 years
Others (office equipment, after-sales equipment, etc)	3 to 5 years

Depreciation for mold and tooling is computed using the units-of-production method, including capitalized interest costs which are amortized over the total estimated units of production of the related assets.

The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest on construction-in-progress is included within property, plant and equipment and is amortized over the useful life or units of production of the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in the consolidated statements of comprehensive loss.

(l) Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives as below:

Useful lives
Domain names and others	5 years

The estimated useful lives of amortized intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed. As of December 31, 2022, the intangible assets were fully amortised.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The Group does not have indefinite lived intangible assets.

(m) Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the respective lease period ranging from 491 to 536 months.

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

Available-for-sale debt security investments are reported at estimated fair value with the aggregate unrealized gains and losses, net of tax, reflected in accumulated other comprehensive loss in the consolidated balance sheets. Gain or losses are realized when the investments are sold or when dividends are declared or payments are received or when other than temporarily impaired.

Held-to-maturity debt security investment are reported at amortized cost. The securities are held to collect contractual cash flows, and the Group has the positive intent and ability to hold those securities to maturity.

The Group monitors its investments measured under equity method for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information. No impairment charge was recognized for the years ended December 31, 2020, 2021 and 2022.

(o) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charges recognized for the years ended December 31, 2020, 2021 and 2022 was RMB25,757, nil and RMB35,011, respectively.

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

The following table shows a reconciliation in the current reporting period related to carried-forward warranty liabilities.

	For the Year Ended December 31,
	2020	2021	2022
Warranty – beginning of year	412,004	952,946	1,962,977
Provision for warranty	582,069	1,078,854	1,128,920
Warranty costs incurred	(41,127)	(68,823)	(144,960)
Warranty– end of year	952,946	1,962,977	2,946,937

(q) Derivatives instruments and hedging

Derivative instruments are carried at fair value, which generally represent the estimated amounts expect to receive or pay upon termination of the contracts as of the reporting date. Derivative financial instruments are not used for trading or speculative purposes.

The Group has entered into several currency exchange forward contracts with certain commercial banks in PRC to mitigate the risks of foreign exchange gain/loss generated from the Group’s balances of cash and cash equivalents and short-term investments denominated in US dollars. As such instruments do not qualify for hedge accounting treatment, the Group records the changes in fair value of the derivatives in other (loss)/income, net, the same line item in which foreign exchange gain/loss is recognised, with offsetting effect. Total changes in fair value of the derivatives recorded in other (loss)/income, net, were an income of RMB228,887 and a loss of RMB668,051 for the years ended December 31, 2021 and 2022, respectively.

The Group has entered into several swap contracts with a commercial bank to hedge the risks of commodity price associated with the forecasted purchasing transactions. The Group applies cash flow hedge accounting since the hedge relationship is effective. The changes in fair value of the hedging instruments are initially recorded in other comprehensive income, and the amounts in accumulated other comprehensive income related to the fair value changes in the hedging instruments are released into the Group’s earnings when the hedged items affect earnings. For the year ended December 31, 2022, both the changes in fair value of the hedging instruments through other comprehensive income and the amounts in accumulated other comprehensive income related to the fair value changes in the hedging instruments that were released into earnings were immaterial. As of December 31, 2022, all the swap contracts have been fully executed.

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

A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The Group’s contract liabilities primarily resulted from the multiple performance obligations identified in the vehicle sales contract and the sales of packages, which is recorded as deferred revenue and advance from customers. As of December 31, 2021 and 2022, the balances of contract liabilities from vehicle sales contracts were RMB2,294,528 and RMB3,740,108, respectively. As of December 31, 2021 and 2022, the balances of contract liabilities from the sales of packages were RMB180,732 and RMB309,198, respectively. As of December 31, 2021 and 2022, the Company did not record any contract assets.

The Group generates revenue from (i) vehicle sales, (ii) battery upgrade service, (iii) sales of charging piles, (iv) sales of packages, (v) automotive regulatory credits, and (vi) others.

Vehicle sales

The Group generates revenue from sales of electric vehicles, together with a number of embedded products and services through a series of contracts. The Group identifies the users who purchase the vehicle as its customers. In general, there are multiple distinct performance obligations explicitly stated in a series of contracts including sales of vehicles, home chargers, vehicle connectivity services, extended warranty and battery swapping service which are accounted for in accordance with ASC 606. In the PRC, initial users are entitled to vehicle connectivity services, extended warranty and battery swapping service. The standard warranty provided by the Group is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when NIO transfers the control of vehicle to a user.

Customers only pay the amount after deducting the government subsidies to which they are entitled for the purchase of electric vehicles. The government subsidies are applied and collected by the Group or Jianghuai Automobile Group Co., Ltd. (“JAC”) from the government. Such government subsidies to the customers are considered as a part of the transaction price it charges the customers for the electric vehicle, as the subsidy is granted to the buyer of the electric vehicle instead of the Group and the buyer remains liable for such amount to the Group in the event the subsidies were not received by the Group. The Group or JAC applies and collects the payment on behalf of the customers.

In the instance that some eligible customers elect installment payment for battery or the auto financing arrangements, the Group believes such arrangement contains a significant financing component and as a result adjusts the transaction price to reflect the impact of time value on the transaction price using an appropriate discount rate (i.e. the interest rates of the loan reflecting the credit risk of the borrower). Interest income from such arrangements with a significant financing component is presented as other sales. Receivables related to the battery installment payment and auto financing programs that are expected to be repaid by customers beyond one year of the dates of the financial statements are recognized as non-current assets. The difference between the gross receivable and the respective present value is recorded as unrealized finance income. Interest income from such arrangements with a significant financing component is presented separately from revenue from contracts with customers.

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

Battery as a Service (BaaS)

The Battery as a Service (the “BaaS”), allows users to purchase electric vehicles without batteries and subscribe for the usage of batteries separately. In PRC, under the BaaS, the Group sells batteries to Wuhan Weineng Battery Asset Co., Ltd. (the “Battery Asset Company”), an equity investee of the Company, on a back-to-back basis when the Group sells the vehicle to the BaaS users and the BaaS users subscribe for the usage of the batteries from the Battery Asset Company by paying a monthly subscription fee to the Battery Asset Company. The promise to transfer the control of the batteries to the Battery Asset Company is the only performance obligation in the contract with the Battery Asset Company for the sales of batteries. The Group recognizes revenue from the sales of batteries to the Battery Asset Company when the vehicles (together with the batteries) are delivered to the BaaS users which is the point considered then the control of the batteries is transferred to the Battery Asset Company.

Together with the sales of the batteries, the Group entered into service agreements with the Battery Asset Company, pursuant to which the Group provides services to the Battery Asset Company including batteries monitoring, maintenance, upgrade, replacement, IT system support, etc., with monthly service charges. In case of any default in payment of monthly rental fees from users, the Battery Asset Company also has right to request the Group to track and lock down the battery subscribed by the users to limit its usage. In addition, in furtherance of the BaaS, the Group agreed to provide guarantee to the Battery Asset Company for the default in payment of monthly subscription fees from users. The maximum amount of guarantee that can be claimed by the Battery Asset Company for the users’ payment default shall not be higher than the accumulated service fees the Group receives from the Battery Asset Company.

For services provided to the Battery Asset Company, revenue is recognized over the period when services are rendered. As for financial guarantee liabilities, the provision of guarantee is linked to and associated with services rendered to the Battery Asset Company and the payment of guarantee amount is therefore accounted for as the reduction to the revenue from the Battery Asset Company.

The fair value of the guarantee liabilities is determined by taking considerations of the default pattern of the Company’s existing battery installment programs provided to users. At each period end, the financial liabilities are remeasured with the corresponding changes recorded as the reduction to the revenue. For the years ended December 31, 2022 and 2021, both service revenue and guarantee liability were immaterial.

Since 2022, the BaaS users are also provided with the option to buy out the batteries in PRC. Under this arrangement, BaaS users and the Battery Asset Company enter into battery subscription termination agreement, and the Group purchases the outgoing batteries from the Battery Asset Company, after which the Group sells batteries with qualified performance to the BaaS users. These transactions are arranged on back-to-back basis under which the Group is in substance rendering the agency service to facilitate the BaaS users which are also the customers of the Group to complete the purchase of batteries from the Battery Asset Company. The Group therefore recognizes revenue of the service to facilitate the BaaS batteries buy out transactions on net basis with the amount of the difference between the consideration the Group receives from the BaaS users for the battery sales and the price of batteries the Group pays to the Battery Asset Company. For the year ended December 31, 2022, the Group recognized service fee of RMB36,320. Upon the completion of BaaS buy-out, the Group stops to provide battery service and is not obliged to provide guarantee and warranty related to the relevant batteries to the Battery Asset Company.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Battery swapping service

The Group also provides battery swapping service to users with convenient “recharging” experience by swapping the user’s battery for another one. In PRC, as set forth in the vehicle sales contracts, the initial users can have their batteries swapped certain times a month free of charge (i.e. monthly free-of-charge quota) during the length of time they own vehicles. For additional consideration, initial users can exceed the monthly swapping quota provided for within the sales agreement. When the vehicles are sold by the initial users, the successor owners are not entitled to such monthly free-of-charge quota and need to pay cash consideration for each battery swapping service. The battery swapping service is in substance a charging service instead of non-monetary exchanges or sales of batteries as the batteries involved in such swapping are the same in capacity and very similar in performance.

For performance obligation of the battery swapping service sold together with the vehicles (i.e. monthly free-of-charge quota), the Group recognizes the revenue over time using a straight-line method in the estimated beneficial period, being the estimated length of time that the initial owner owns the vehicle. For the battery swapping beyond monthly free-of-charge quota for which additional considerations are paid by the users, the Group recognizes revenue at the amount of consideration paid by users when the battery swapping service is completed. Such revenue is recorded under sales of packages and provision of power solution.

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

Considering the qualitative assessment and the result of the quantitative estimate, the Group concluded not to assess whether promises are performance obligations as they are immaterial in the context of the contract and the relative standalone fair value individually and in aggregate is less than 3% of the contract price.

Battery upgrade service

The Group provides battery upgrade service to both BaaS users and non-BaaS users. The users can exchange their batteries with lower capacity for the batteries with higher capacity from the Group with a fixed cash consideration. The battery upgrade service is in substance the provision of incremental battery capacity service to the users instead of non-monetary battery exchanges or sales of battery. Therefore, under non-BaaS model, the revenue from the battery upgrade service is recognized at the amount of cash consideration paid by users at a point in time when the service is rendered. Under the BaaS model, since the ownership of originally installed battery belongs to the Battery Asset Company, when a user requests battery upgrade, the Group actually upgrades the battery that belongs to the Battery Asset Company and recognize revenue for the battery upgrade service at the amount paid by the Battery Asset Company when upgrade service is rendered. BaaS users will then pay a higher monthly subscription fee to the Battery Asset Company for subscribing for the battery with higher capacity.

Sales of charging piles

In addition to the home chargers provided as one of the performance obligations in the contract of vehicle sales, the Group also sells charging piles to customers separately. Revenue for charging piles are recognized at a point in time when the control of the product is transferred to customers.

Sales of packages and provision of power solution

The Group also sells the two packages, energy package and service package in exchange for cash considerations. The energy package includes battery charging and swapping services and service package includes repair and maintenance services.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The agreements for packages create legal enforceability to both parties on a monthly basis as the respective packages can be canceled at any time without any penalty. The Group concludes that each service provided in the energy or service package is a series and meets the stand-ready criteria as one separate performance obligation within the package. Each service provided in the energy or service package is recognized under the same pattern over time on a monthly basis as customer simultaneously receives and consumes the benefits provided and the term of legally enforceable contract is only one month, except for the customer loyalty program points granted to the customers as discussed below.

As the consideration for packages are generally paid in advance, which means the payments received are prior to the transfer of services by the Group, the Group records the consideration as a contract liability (advance from customers) upon receipt.

The Group also provides power solution to users including battery charging and swapping. Revenue is recognized at the amount of consideration paid by users when charging or swapping is completed.

Sales of automotive regulatory credits

New Energy Vehicle (“NEV”) mandate policy launched by China’s Ministry of Industry and Information Technology (“MIIT”) specifies the NEV credit targets and as all of the Group’s products are NEVs, the Group is able to generate NEV credits above target. The credits earned per vehicle is dependent on various metrics such as vehicle driving range and battery energy efficiency, and is calculated based on the MIIT published formula. Excess positive NEV credits are tradable to other vehicle manufacturers through a credit management system established by the MIIT on a separately negotiated basis. The Group sells these credits at agreed price to other vehicle manufacturers.

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

Others

Other revenues primarily comprise revenues generated from (i) sales of accessories, (ii) interest income from auto financing arrangements, (iii) embedded products and services offered together with vehicle sales, including vehicle connectivity service and extended warranty, and (iv) others. Revenue is recognized when relevant services are rendered or control of the products is transferred.

Incentives

The Group offers a self-managed customer loyalty program points, which can be used in the Group’s online store and at NIO houses to redeem merchandise, including accessories and branded merchandise, etc. The Group determines the value of each point based on estimated incremental cost. Customers and NIO fans and advocates have a variety of ways to obtain the points. The major accounting policy for its points program is described as follows:

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(i) Sales of vehicle

The Group concludes the points offered linked to the purchase transaction of the vehicle is a material right and accordingly a separate performance obligation according to ASC 606, and is taken into consideration when allocating the transaction price of the vehicle sales. The Group also estimates the probability of points redemption when performing the allocation. Since historical information is limited for the Group to determine any potential points forfeiture and the fact that most merchandise can be redeemed without requiring a significant amount of points compared with the amount of points provided to users, the Group believes it is reasonable to assume all points will be redeemed and no forfeiture is estimated currently. The amount allocated to the points as separate performance obligation is recorded as contract liability (deferred revenue) and revenue should be recognized when future goods or services are transferred. The Group will continue to monitor when and if a forfeiture rate should be applied and will apply and update the estimated forfeiture rate at each reporting period.

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

(iii) Other scenarios

Customers or users of the mobile application can also obtain points through any other ways such as frequent sign-ins to the Group’s mobile application, sharing articles from the application to users’ own social media, etc. The Group believes these points are to encourage user engagement and generate market awareness. As a result, the Group accounts for such points as selling and marketing expenses with a corresponding liability recorded under other current liabilities of its consolidated balance sheets upon the points are offered. The Group estimates liabilities under the customer loyalty program based on cost of the NIO merchandise that can be redeemed, and its estimate of probability of redemption. At the time of redemption, the Group records a reduction of inventory and other current liabilities. In certain cases where merchandise is sold for cash in addition to points, the Group records other revenue for the amount of cash received.

Similar to the reasons above, the Group estimates no points forfeiture currently and continues to assess when and if a forfeiture rate should be applied.

For the years ended December 31, 2020, 2021 and 2022, the revenue portion allocated to the points as a separate performance obligation was RMB162,485, RMB371,849 and RMB492,925, respectively, which is recorded as contract liability (deferred revenue). For the years ended December 31, 2020, 2021 and 2022, the total points recorded as selling and marketing expenses were RMB78,229, RMB155,884 and RMB215,201, respectively.

As of December 31, 2021 and, 2022, liabilities recorded related to unredeemed points were RMB468,878, and RMB680,660, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(s) Cost of Sales

Vehicle

Cost of vehicle revenue includes parts, materials, processing fee, labor costs, manufacturing cost (including depreciation of assets associated with the production) and losses from production related purchase commitments. Cost of vehicle revenue also includes reserves for estimated warranty expenses and charges to write-down the carrying value of the inventory when it exceeds its estimated net realizable value and to provide for on-hand inventory that is either obsolete or in excess of forecasted demand.

Service and Other

Cost of service and other revenue includes direct parts, materials, labor costs, vehicle connectivity costs, depreciation of associated assets used for providing services, and other cost associated with sales of service and others.

(t) Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising expenses, marketing and promotional expenses, salaries and other compensation-related expenses to sales and marketing personnel. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2020, 2021 and 2022, advertising costs totaled RMB266,569, RMB529,057 and RMB815,619, respectively.

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

(w) Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB366,223, RMB761,417 and RMB1,578,273 for the years ended December 31, 2020, 2021 and 2022, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(x) Government grants

The Group’s subsidiaries received government subsidies from certain local governments. The Group’s government subsidies consisted of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as product development and renewal of production facilities. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group; receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The Group recorded specific purpose subsidies as advances payable when received. For specific subsidies, upon government acceptance of the related project development or asset acquisition, the specific purpose subsidies are recognized to reduce related R&D expenses or the cost of asset acquisition. Other subsidies are recognized as other operating income upon receipt as further performance by the Group is not required.

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

The Group records liabilities related to uncertain tax positions when, despite the Group’s belief that the Group’s tax return positions are supportable, the Group believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. The Group did not recognize uncertain tax positions as of December 31, 2021 and 2022.

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

(ab) Leases

As the lessee, the Group recognizes in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, the Group makes an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities and recognizes lease expenses for such lease generally on a straight-line basis over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. Operating lease assets are included within right-of-use assets— operating lease, and the corresponding operating lease liabilities are included within operating lease liabilities on the consolidated balance sheets. Finance lease assets are included within other non-current assets, and the corresponding finance lease liabilities are included within accruals and other liabilities for the current portion, and within other non-current liabilities on the consolidated balance sheets.

(ac) Dividends

Dividends are recognized when declared. No dividends were declared for the the years ended December 31, 2020, 2021 and 2022.

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

3.    Recent Accounting Pronouncements

(a)	Recently adopted accounting pronouncements

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. The Company adopted ASU No. 2020-01 from January 1, 2022, which did not have a material impact on the Company’s consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASU 2020-04 are effective for the Company as of March 12, 2020 through December 31, 2022. The Company adopted this from January 1, 2022, which did not have a material impact on the Company’s consolidated financial statements.

(b)	Recently issued accounting pronouncements not yet adopted

In October 2021, the FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Topic 805). This ASU requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in Topic 606. At the acquisition date, the acquirer applies the revenue model as if it had originated the acquired contracts. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU should be applied prospectively. Early adoption is also permitted, including adoption in an interim period. If early adopted, the amendments are applied retrospectively to all business combinations for which the acquisition date occurred during the fiscal year of adoption. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements. This ASU is currently not expected to have a material impact on the Company’s consolidated financial statements.

In March 2022, the FASB issued ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures. This ASU eliminates the accounting guidance for troubled debt restructurings by creditors that have adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which we adopted on January 1, 2020. This ASU also enhances the disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, the ASU amends the guidance on vintage disclosures to require entities to disclose current period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC 326-20. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU would be applied prospectively. Early adoption is also permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements. This ASU is currently not expected to have a material impact on the Company’s consolidated financial statements.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Company beginning January 1, 2024 on a prospective basis. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements. This ASU is currently not expected to have a material impact on the Company’s consolidated financial statements.

4.    Concentration and Risks

(a) Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investment, trade receivable, amount due from related parties, deposits and other receivables. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2021 and 2022, the great majority of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and the United States which management believes are of high credit quality based on their credit ratings.

(b) Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents and restricted cash denominated in RMB that are subject to such government controls amounted to RMB10,453,728 and RMB13,012,259 as of December 31, 2021 and 2022, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

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

(d)Concentration of customers and suppliers

The following tables summarized the customer with greater than 10% of the total revenue and account receivables:

	For the Year Ended December 31,
	2020	2021	2022
Percentage of the total revenue
Customer A	*	12%	*

	December 31,	December 31,
	2021	2022
Percentage of the account receivables
Customer A	36%	21%

* Less than 10%

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The following tables summarized the supplier with greater than 10% of the total purchase and payables:

	For the Year Ended December 31,
	2020	2021	2022
Percentage of the total purchase
Supplier A	16%	20%	20%

	December 31,	December 31,
	2021	2022
Percentage of the payables
Supplier A	28%	31%

5.    Inventory

	December 31,	December 31,
	2021	2022
Raw materials	1,008,348	2,974,125
Work in process	3,915	170,995
Finished Goods	826,011	4,685,790
Merchandise	220,931	510,143
Less: inventory provision	(2,853)	(149,667)
Total	2,056,352	8,191,386

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

Inventory write-downs recorded in cost of sales for the years ended December 31, 2020, 2021 and 2022 were RMB5,803, RMB1,105 and RMB148,729, respectively.

6.    Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	December 31,	December 31,
	2021	2022
Deductible VAT input	1,040,024	779,694
Prepayment to vendors	167,453	541,457
Deposits	84,421	349,651
Receivables from JAC	20,939	196,075
Receivables from third party online payment service providers	74,464	154,264
Receivable of reimbursement from the depositary bank	80,461	87,170
Interest receivable	97,734	10,167
Derivative assets (Note 2(q))	104,277	—
Other receivables	184,302	131,963
Less: Allowance for credit losses	(3,932)	(4,033)
Total	1,850,143	2,246,408

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

7.    Property, Plant and Equipment, Net

Property, plant and equipment and related accumulated depreciation were as follows:

	December 31,	December 31,
	2021	2022
Mold and tooling	2,354,411	3,901,436
Leasehold improvements	1,876,294	3,408,731
Charging & battery swap equipment	2,279,893	3,393,603
Production facilities	831,776	3,252,362
Construction in process	1,304,548	3,114,345
Computer and electronic equipment	575,364	1,250,861
Purchased software	493,374	985,141
R&D equipment	552,956	939,586
Buildings and constructions	875,562	890,576
Corporate vehicles	180,157	473,602
Others	274,906	991,597
Subtotal	11,599,241	22,601,840
Less: Accumulated depreciation	(4,131,352)	(6,901,232)
Less: Accumulated impairment	(68,373)	(41,942)
Total property, plant and equipment, net	7,399,516	15,658,666

The Group recorded depreciation expenses of RMB1,041,011, RMB1,702,559 and RMB2,874,912 for the years ended December 31, 2020, 2021 and 2022, respectively.

The Group reviews the useful lives and the estimated total units of production of its property, plant and equipment on regular basis. For the year ended December 31, 2022, in response to the planned products upgrade of certain existing vehicle models, the Group carried out an assessment on the useful lives of the production facilities based on the revised plan of future production volume of these vehicle models. This assessment resulted in the accelerated useful lives of certain production facilities which resulted in an increase in depreciation expense of RMB44,208, which is recorded in cost of sales for the year ended December 31, 2022.

8.    Land Use Rights, Net

Land use rights and related accumulated amortization were as follows:

	December 31,	December 31,
	2021	2022
Land use rights	216,489	235,198
Less: Accumulated amortization—land use rights	(17,368)	(22,595)
Total land use rights, net	199,121	212,603

The Group recorded amortization expense for land use rights of RMB4,847, RMB4,847 and RMB5,227 for the years ended December 31, 2020, 2021 and 2022, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

9. Long-term investments

The Company’s long-term investments consisted of the following:

	December 31,	December 31,
	2021	2022
Equity investments:
Equity method investments (i)	820,294	1,325,800
Equity securities without readily determinable fair value (ii)	237,920	101,536
Equity securities with readily determinable fair value	20,446	48,290
Debt investments:
Held-to-maturity debt securities – time deposit (iii)	1,300,000	3,231,924
Available-for-sale debt securities (iv)	680,723	1,648,861
Total	3,059,383	6,356,411

(i) Equity method investments

In August 2020, the Group and three other third party investors jointly established the Battery Asset Company. The Group invested RMB200,000 in the Battery Asset Company and held 25% of the Battery Asset Company’s equity interests. In December 2020, the Battery Asset Company entered into an agreement with the other third-party investors for a total additional investment of RMB640,000 by those investors. In 2021, the Group invested an additional RMB270,000 and owned approximately 19.8% equity interests of the Battery Asset Company. In July 2022, the Battery Asset Company entered into an agreement with the other third-party investors for a total additional investment of RMB40,000 by those investors. As of December 31, 2022, the Group owns approximately 19.4% equity interests of the Battery Asset Company. The Group, as a major shareholder of the Battery Asset Company, is entitled to appoint one out of eight directors in the Battery Asset Company’s board of directors and can exercise significant influence over the Battery Asset Company. Therefore, the investment in the Battery Asset Company is accounted for using the equity method of accounting.

In November 2021, the Group purchased an equity investment in an investment fund held by Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd. (“Weilan”), a company controlled by the principal shareholder (and Chief Executive Officer) of the Company (Note 26), with the total consideration of RMB50,000. As at the date of purchase, such investment was recorded at fair value of RMB68,535 with the excessive amount of RMB18,535 over the purchase consideration of RMB50,000 being recorded as an additional paid in capital contribution from the shareholder. The Group has ownership interest of 1.03% in this fund but has the ability to exercise significant influence over this fund through its capacity as a member of its investment committee which determines the investment strategies and makes investment decisions for this fund. Therefore, the Group accounts for this investment under equity method.

In April 2018, the Group and certain other third party investors jointly established a private company. The Group invested RMB112,500 and held 22.5% of its equity interests. The Group was entitled to appoint one out of five directors in its board of directors and could exercise significant influence over the private company. Therefore, the investment was accounted for under equity method. As of December 31, 2020, the carrying amount of the investment was nil due to the share of losses of the investee. In February 2021, with the dilution of the Group’s ownership in the investee to 4.5% as a result of a financing transaction completed by the investee which issued new shares to new investors, the Group, after taking into consideration unrecognized losses of the investee (any losses cumulatively in excess of carrying value), recognized a dilution gain of RMB104,653 in the share of income of equity investee as an indirect disposal with a like adjustment to the investment carrying amount. This gain became an addition to the Group’s new cost basis in this investment. Upon the completion of the financing transaction of the investee, the Group was no longer entitled to appoint director to this investee and hence lost the ability to exercise significant influence. As a result, the Group discontinued the equity method accounting and elected to account for this investment as an equity investment without a readily determinable fair value. Immediately following the discontinuation of the equity method accounting, the Group remeasured the investment at fair value of RMB133,767 with reference to the price of the financing and recorded a gain of RMB29,114.

In 2022, the Group invested in several private funds as a limited partner with a total amount of RMB192,723. The Group is not able to control the investment committee which determines the investment strategies and makes investment decisions for these funds, nor is the Group entitled to replace the general partner through kick-out rights. However, with certain voting rights the Group is entitled to exercise significant influence over the funds. Therefore, the Group accounts for these investments under equity method.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

During the years ended December 31, 2020, 2021 and 2022, the Group recognized RMB66,030 of shares of loss of equity investees and RMB62,510 and RMB377,775 of shares of income of equity investees, respectively, from all of its equity method investments.

As of December 31, 2021 and 2022, none of the Group’s equity method investment, both individually or in aggregate, was considered as significant under Reg S-X Rules.

(ii) Equity securities without readily determinable fair value

	December 31,	December 31,
	2021	2022
Equity securities without readily determinable fair value:
Initial cost	143,209	9,477
Net cumulative fair value adjustments	94,711	92,059
Carrying value	237,920	101,536

The Group has certain equity investments which are measured under the measurement alternative. During the years ended December 31, 2020, 2021 and 2022, in addition to the transaction discussed above, the Group invested RMB5,442, RMB4,000 and RMB35 in equity securities without readily determinable fair value, respectively. In 2022, the Group disposed an investment in equity securities without readily determineable fair values for total consideration of RMB194,063, and recorded the relevant gain of RMB60,296 in investment income. The Group re-measured these investments based on recent financing transactions of these investees, which were considered as observable transactions, and recorded fair value gains of nil, RMB94,711 and loss of RMB2,652 in investment income during the year ended December 31, 2020, 2021 and 2022, respectively.

(iii) Held-to-maturity debt securities – time deposit

Held-to-maturity investments represent time deposits in commercial banks with maturities of more than one year with carrying amounts of RMB1.3 billion and RMB3.2 billion as of December 31, 2021 and 2022 respectively. As of December 31, 2021 and 2022, the weighted average maturities periods are 2.2 and 1.9 years, respectively.

(iv) Available-for-sale debt securities

	December 31,	December 31,
	2021	2022
Available-for-sale debt securities:
Initial cost	650,000	671,567
Net cumulative fair value adjustments	30,723	977,294
Carrying value	680,723	1,648,861

In July 2021, the Company, together with several third party investors, established a fund with total capital contributions of RMB650,000, among which the Group contributed RMB550,000. According to the fund agreement, the fund is established for the sole purpose of investing in a pre-determined private company and the Company is able to unilaterally determine the operation and investment strategy of the fund. Therefore, the Company consolidated the financial statements of the fund. The investments provided by other investors to the fund with amount of RMB100,000 are classified as non-controlling interest. The fund purchased a minority interest of a private company that was pre-determined with total consideration of RMB650,000. Since the investment contains certain substantive preferential rights, including redemption at the holders’ option upon occurrence of certain contingent events that are out of the investee’s control and liquidation preference over the common shareholders, it is not considered as common stock or in-substance common stock and is therefore classified as available-for-sale debt investment which is measured at its fair value with the change of fair value recognized as other comprehensive income. In 2022, the Company entered into agreements with other third-party investors and disposed certain equity interests of this private company with the total consideration of RMB270,000 and recognized investment gain of RMB171,567, among which RMB4,652 were released from unrealized gains of other comprehensive income.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

In July 2022, the Company invested in a private company with total consideration of RMB120,000. Since the investment contains certain substantive preferential rights, including redemption at the holders’ option upon occurrence of certain contingent events that are out of the investee’s control and liquidation preference over the common shareholders, it is not considered as common stock or in-substance common stock and is therefore classified as available-for-sale debt investment which is measured at its fair value with the change of fair value recognized as other comprehensive income.

As of December 31, 2021 and 2022, the Company valued available-for-sale debt securities using a market approach by adopting a backsolve method which benchmarked to recent comparable financing transactions of these investments, and recognized a gain from the increase of the fair value of RMB30,723 and RMB946,571, respectively. After deducting the tax impact of RMB6,499 and RMB200,235, the Group recorded RMB24,224 and RMB746,336 in other comprehensive income, among which RMB4,727 and RMB151,299 was attributed to non-controlling interests.

No impairment charges were recognized for the years ended December 31, 2020, 2021 and 2022.

10.   Other Non-current Assets

Other non-current assets consist of the following:

	December 31,	December 31,
	2021	2022
Non-current portion of auto financing receivables	2,162,417	4,501,168
Non-current portion of national subsidy receivable	1,933,971	1,227,270
Long-term deposits	636,124	944,768
Non-current portion of prepayments for purchase of property, plant and equipment	376,675	433,750
Non-current portion of receivables of installment payments for battery	409,197	221,089
Non-current portion of right of use assets – finance lease	66,052	49,205
Others	14,328	110,950
Less: Allowance for credit losses	(49,309)	(89,641)
Total	5,549,455	7,398,559

Long-term deposit mainly consists of deposits to vendors for guarantee of production capacity as well as rental deposit which will not be collectible within one year.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

11.   Accruals and Other Liabilities

Accruals and other liabilities consist of the following:

	December 31,	December 31,
	2021	2022
Payables for purchase of property, plant and equipment	1,458,767	4,172,758
Payable for R&D expenses	887,593	1,814,746
Salaries and benefits payable	972,333	1,525,366
Current portion of deferred revenue/income	746,453	1,273,779
Payables for marketing events	855,984	1,075,693
Accrued expenses	497,381	857,639
Advance from customers	638,147	833,779
Accrued costs of purchase commitments	—	792,786
Warranty liabilities	518,426	669,793
Payables for traveling expenses of employees	26,212	44,942
Interest payables	41,147	32,271
Current portion of finance lease liabilities	27,815	30,609
Derivative Liabilities (Note 2(q))	—	16,435
Current portion of deferred construction allowance	32,254	13,307
Payable to employees for options exercised	151,158	792
Other payables	347,974	499,667
Total	7,201,644	13,654,362

For the year ended December 31, 2022, in response to the planned products upgrade of certain existing vehicle models, the Group provided the provision for purchase commitments mainly made for the excessive inventories that are specifically related to these vehicles with amount of RMB792,786.

12.  Borrowings

Borrowings consist of the following:

	December 31,	December 31,
	2021	2022
Short-term borrowing
Bank loan (i)	5,230,000	4,039,210
Current portion of convertible notes (ii)	1,228,278	—
Current portion of long-term borrowings (iii)	39,840	108,320
Current portion of loan from joint investor (iv)	456,190	—
Current portion of Asset-backed Securities and Notes (v)	343,654	1,129,596
Long-term borrowings:
Bank loan (iii)	42,260	430,460
Convertible notes (ii)	9,440,626	10,155,599
Asset-backed Securities and Notes (v)	256,290	293,945
Other financing arrangements	—	5,795
Total	17,037,138	16,162,925

(i) Short-term bank loan

As of December 31, 2021, the Group obtained short-term borrowings from several banks of RMB5,230,000 in aggregate. The annual interest rate of these borrowings is approximately 2.95% to 4.45%.

As of December 31, 2022, the Group obtained short-term borrowings from several banks of RMB4,039,210 in aggregate. The annual interest rate of these borrowings is approximately 1.95% to 3.5%.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The short-term borrowings contain covenants including, among others, limitation on liens, consolidation, merger, sale of the Group’s assets and certain financial measures. The Group is in compliance with all of the loan covenants as of December 31, 2021 and 2022. As of December 31, 2021 and 2022, certain of the Group’s short-term borrowings were guaranteed by the Company’s subsidiaries or pledged with trade receivable of RMB440,159 and nil, short-term investments of RMB556,299 and RMB348,230, and restricted cash of RMB1,123,596 and RMB355,197, respectively.

(ii) Convertible notes

2024 Notes

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

On January 15, 2021, the Company entered into separate and individually privately negotiated agreements with certain holders of its outstanding 2024 Notes to exchange US$581,685 principal amount of the outstanding 2024 Notes for 62,192,017 ADSs with a conversion premium of US$56,359 (the “2024 Notes Exchanges”). In connection with the 2024 Notes Exchanges, the Company also entered into agreements with certain financial institutions to terminate a portion of the capped call transactions and Zero-Strike Call transactions with the amount corresponding to the portion of the principal amount of the 2024 Notes that were exchanged. With above termination of the capped call transactions and Zero-Strike Call transactions, the Company received 16,402,643 treasury shares accordingly.

For the 2024 Notes Exchanges, the 2024 Notes with carrying amount of US$578,902 were derecognised with a corresponding amount being recognised as share capital and additional paid-in capital. The conversion premium of US$56,359 was recorded as interest expenses according to ASC 470-20-40-16, which requires a reporting entity to recognize an expense equal to the fair value of the shares or other consideration issued to induce conversion, i.e., the excess of the fair value of all consideration transferred over the fair value of the securities transferred pursuant to the original conversion terms. For the terminations of the capped call transactions and Zero-Strike Call transactions, the amount of the purchase price of the capped call transactions and Zero-Strike Call transactions terminated of RMB1,849,600 that was previously recorded in the additional paid-in capital was reclassified to treasury stock.

During the year ended December 31, 2021 and 2022, US$3,080 and US$1,642 in aggregate principal amount of such Notes were converted, pursuant to which the Company issued 316,979 and 172,631 Class A ordinary shares to the holders of such Notes respectively. The balance of the Notes converted were derecognized and was recorded as ordinary shares and additional paid-in capital.

As of December 31, 2021, the Company reclassified the carrying value of the remaining 2024 Notes with the amount of RMB1,053,112 in current liabilities to reflect the early redemption right by 2024 Notes holders on February 1, 2022. Subsequently in 2022, no early redemption right were exercised by 2024 Notes holders. As of December 31, 2022, the carrying value of the remaining 2024 Notes with the amount of RMB1,144,464 were classified in non-current liabilities.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Affiliate Notes

On September 5, 2019, the Group issued US$200,000 convertible senior notes to an affiliate of Tencent Holdings Limited and Mr. Bin Li, chairman and chief executive officer of the Company (collectively the “Affiliate Notes”). Tencent and Mr. Li each subscribed for US$100,000 principal amount of the convertible notes, each in two equally split tranches. The 360-day Notes would be convertible into Class A ordinary shares (or ADSs) of the Company at a conversion price of US$2.98 per ADS at the holder’s option from the 15th day immediately prior to maturity, and the 3-year Notes will be convertible into Class A ordinary shares (or ADSs) of the Company at a conversion price of US$3.12 per ADS at the holder’s option from the first anniversary of the issuance date. The holders of the 3-year Notes will have the right to require the Company to repurchase for cash all of the Notes or any portion thereof on February 1, 2022.

In September and December 2020, all of the 360-day Notes due in 2020 and US$50,000 in aggregate principal amount of the 3-year Notes due in 2022 were converted, pursuant to which the Company issued 49,582,686 Class A ordinary shares to the holders of such Notes. Such Notes were derecognized and recorded as ordinary shares and additional paid-in capital. In January 2021, US$22,526 (RMB148,393) in aggregate principal amount of the 3-year Notes due in 2022 were converted, pursuant to which the Company issued 7,219,872 Class A ordinary shares to the holders of such Notes. Such Notes were derecognized and recorded as ordinary shares and additional paid-in capital. As of December 31, 2021, the balances of these convertible notes outstanding were RMB175,166 in current liabilities. In August 2022, US$27,474 (RMB189,494) in aggregate principal amount of the 3-year Notes due in 2022 were converted, pursuant to which the Company issued 8,805,770 Class A ordinary shares to the holders of such Notes. Such Notes were derecognized and recorded as ordinary shares and additional paid-in capital with amount of RMB 15 and RMB 207,457 respectively. As of December 31, 2022, all of the the 3-year Notes have been converted.

2021 Notes

In January and February 2020, the Company issued convertible notes to several third party investors with an aggregate principal amount of US$200,000. The Notes issued bore zero interest and matured on February 4, 2021 (collectively the “2021 Notes”). Prior to maturity, the holder of the Notes has the right to convert the Notes (a) after the six-month anniversary, into ADSs representing Class A ordinary shares of the Company at an initial conversion price of US$3.07 per ADS or (b) upon the completion of a bona fide issuance of equity securities of the Company for fundraising purposes, into ADSs representing Class A ordinary shares of the Company at the conversion price derived from such equity financing. The Notes were recorded in short-term borrowings with interest expenses accrued over the term using the effective interest method. The debt issuance cost were recorded as reduction to the short-term borrowings and are amortized as interest expenses using the effective interest method. In July and August 2020, all of such Notes were converted, pursuant to which the Company issued 65,146,600 ADSs to the holders of such Notes. Such Notes were derecognized and recorded as ordinary shares and additional paid-in capital.

In March 2020, the Company issued convertible notes to several third party investors with an aggregate principal amount of US$235,000. The Notes issued bore zero interest and matured on March 5, 2021 (collectively the “2021 Notes”). Prior to maturity, holders of the Notes had the right to convert either all or part of the principal amount of the Notes into Class A ordinary shares (or ADSs) of the Company from September 5, 2020, at a conversion price of US$3.50 per ADS, subject to certain adjustments. The Notes were recorded in short-term borrowings with interest expenses accrued over the term using the effective interest method. The debt issuance costs were recorded as reduction to the short-term borrowings and are amortized as interest expenses using the effective interest method. In September and October 2020, all of such Notes were converted, pursuant to which the Company issued 67,142,790 Class A ADSs to the holders of such Notes. Such Notes were derecognized and recorded as ordinary shares and additional paid-in capital.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2026 and 2027 Notes

In January 2021, the Group issued US$750,000 convertible senior Notes due 2026 (the “2026 Notes”) and US$750,000 convertible senior Notes due 2027 (the “2027 Notes”). The 2026 Notes bears no interest and the 2027 Notes bears interest at a rate of 0.50% per year, which is payable semiannually in arrears on February 1 and August 1 of each year, beginning on August 1, 2021. Holders may convert their 2026 Notes at their option prior to the close of business on the business day immediately preceding August 1, 2025, and holders may convert their 2027 Notes at their option prior to the close of business on the business day immediately preceding August 1, 2026. The initial conversion price is US$93.06 per ADS for the Notes, subject to customary anti-dilution adjustments. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at the Company’s discretion. Holders of the 2026 Notes have the right to require the Company to repurchase in cash for all or part of their Notes on February 1, 2024 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased. Holders of the 2027 Notes have the right to require the Company to repurchase in cash for all or part of their Notes on February 1, 2025 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest.

The Company early adopted ASU 2020-06 which eliminates the cash conversion accounting models for 2026 Notes and 2027 Notes. Accordingly, the principal amount of these Notes was reported as one single unit of account in long-term borrowings at its principal amount, net of debt issuance costs of US$26,340, on the basis of not electing fair value option for the Notes and no substantial premium to be offered. The Notes are subsequently measured at amortized cost with interest expenses accrued over the term of these Notes using the effective interest method. As of December 31, 2021, the carrying amount of the Notes were RMB9,440,626.

In 2022, the Group repurchased the aggregated portion of 2026 Notes with the carrying amount of US$190,962 (RMB1,317,106). As of December 31, 2022, the carrying amount of the remaining Notes were RMB9,011,135.

(iii) Long-term bank loan

				As of December 31, 2021			As of December 31, 2022
				Current portion			Current portion
			Maturity/	Outstanding	according to the	Long-term	Outstanding	according to the	Long-term
Ref.	Date of borrowing	Lender/Banks	Repayment date	loan	repayment schedule	portion	loan	repayment schedule	portion
1	December 24, 2020	Bank of Shanghai	December 24, 2023	33,440	16,560	16,880	—	—	—
2	February 8, 2021	Bank of Shanghai	February 8, 2024	48,660	23,280	25,380	—	—	—
3	March 7,2022	Bank of Beijing	March 6,2024	—	—	—	149,000	2,000	147,000
4	June 15, 2022	Bank of Shanghai	June 15, 2025	—	—	—	172,980	46,320	126,660
5	June 22, 2022	Hang Seng Bank	June 22, 2024	—	—	—	180,000	60,000	120,000
6	July 25, 2022	China Construction Bank	July 25, 2029	—	—	—	6,800	—	6,800
7	July 26, 2022	Industrial and Commercial Bank of China	July 25, 2029	—	—	—	10,200	—	10,200
8	August 24, 2022	China Construction Bank	July 25, 2029	—	—	—	19,800	—	19,800
	Total			82,100	39,840	42,260	538,780	108,320	430,460

The long-term borrowings contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Group’s assets and certain financial measures. The Group is in compliance with all of the loan covenants as of December 31, 2021 and 2022. As of December 31, 2021 and 2022, certain of the Group’s long-term borrowings were guaranteed by the Company’s subsidiaries or pledged with trade receivable of RMB104,424 and nil, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

As of December 31, 2021, the Group had bank facilities with aggregated amount of RMB29,340,000, of which RMB5,180,000, RMB590,000, RMB3,828,600 were utilized for borrowing, letters of guarantee, banker’s acceptance, respectively.

As of December 31, 2022, the Group had bank facilities with aggregated amount of RMB56,121,492 which consists of non-collateral based bank facilities of RMB28,411,492 and collateral-based bank facilities of RMB27,710,000. Out of the total non-collateral bank facilities, RMB2,838,780, RMB3,264,275 and RMB350,000 were used for bank borrowing, issuance of letters of guarantee and banks’ acceptance notes, respectively. Out of the total collateral-based bank facilities, RMB2,650,000, RMB5,884,500 and RMB300,000 were used for issuance of letters of guarantee, bank’s acceptance notes and letter of credit, respectively.

(iv) Loan from joint investor

On May 18, 2017, the Group entered into a joint investment agreement with Wuhan Donghu New Technology Development Zone Management Committee (“Wuhan Donghu”) to set up PE WHJV. Wuhan Donghu subscribed for RMB384,000 paid in capital in PE WHJV with 49% of its shares. On June 30, 2017, September 29, 2017 and April 16, 2018, Wuhan Donghu injected RMB50,000, RMB100,000 and RMB234,000 paid in capital in cash to PE WHJV, respectively. Pursuant to the investment agreement, Wuhan Donghu does not have substantive participating rights to PE WHJV, nor is allowed to transfer its equity interest in PE WHJV to other third party. In addition, within five years or when the net assets of PE WHJV is less than RMB550,000, the Group is obligated to purchase from Wuhan Donghu all of its interest in PE WHJV at its investment amount paid plus interest at the current market rate promulgated by PBOC. As such, the Group consolidates PE WHJV. The investment by Wuhan Donghu is accounted for as a loan because it is only entitled to fixed interest income and subject to repayment within five years or upon breach of the financial covenant. As of December 31, 2021, RMB72,190 of interest were accrued at the benchmark rate of medium and long-term loan announced by PBOC.

In November 2022, the Group repaid the loan to Wuhan Donghu with total consideration of RMB473,200. Upon completion of this transaction, the Group held 100% of the shares of PE WHJV.

(v) Asset-backed securities and notes

The Group entered into several asset-backed securitization arrangements with third-party financial institutions and set up securitization vehicles to issue the senior debt securities and notes to third party investors, which are collateralized by the auto financing receivables (the “transferred financial assets”). The Group also acts as servicer to provide management, administration and collection services on the transferred financial assets. The Group consolidated the securitization vehicles as economic interests are retained in the form of subordinated interests. The proceeds from the issuance of debt securities and notes are reported as securitization debt. The securities and notes are due for repayment when collections on the underlying collateralized assets occur and the amounts are included in “Current portion of long-term borrowings” or “Long-term borrowings” according to the contractual maturities date of the debt securities and notes. As of December 31, 2021 and 2022, the balance of current portion of asset-backed securities and notes are RMB343,654 and RMB1,129,596, and the balance of non-current portion of asset-backed securities and notes are RMB256,290 and RMB293,945, respectively.

13.  Other Non-Current Liabilities

Other non-current liabilities consist of the following:

	December 31,	December 31,
	2021	2022
Deferred revenue	1,451,313	2,288,111
Warranty liabilities	1,444,551	2,277,144
Deferred government grants	312,837	309,762
Non-current finance lease liabilities	31,646	14,457
Deferred construction allowance	12,298	3,555
Others	287,813	250,998
Total	3,540,458	5,144,027

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Deferred government grants mainly consist of specific government subsidies for purchase of land use right and buildings, charging and battery swap equipment,  which is amortized using the straight-line method as a deduction of the amortization or depreciation expense of the relevant assets over their remaining estimated useful life.

Deferred construction allowance consists of long-term payable of construction projects, with payment terms over one year.

14.  Leases

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

The balances for the operating and finance leases where the Group is the lessee are presented as follows within the consolidated balance sheet:

	December 31,	December 31,
	2021	2022
Operating leases:
Right-of-use assets - operating lease	2,988,374	7,374,456
Current portion of operating lease liabilities	744,561	1,025,968
Non-current operating lease liabilities	2,317,193	6,517,096
Total operating lease liabilities	3,061,754	7,543,064
Finance leases:
Right-of-use assets - finance lease	66,052	49,205
Current portion of finance lease liabilities	27,815	30,609
Non-current finance lease liabilities	31,646	14,457
Total finance lease liabilities	59,461	45,066

The components of lease expenses were as follows:

	Year Ended December 31,
Lease cost:	2021	2022
Amortization of right-of-use assets	643,895	1,141,740
Interest of operating lease liabilities	105,990	310,701
Expenses for short-term leases within 12 months and other non-lease component	315,054	407,850
Total lease cost	1,064,939	1,860,291

Other information related to leases where the Group is the lessee is as follows:

	As of December 31,		As of December 31,
	2021		2022
Weighted-average remaining lease term:
Operating leases	6.1	years	11.6	years
Finance leases	3.1	years	2.9	years

Weighted-average discount rate:
Operating leases	5.63%		5.09%
Finance leases	5.79%		5.58%

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Supplemental cash flow information related to leases where we are the lessee is as follows:

	For the Year Ended December 31,
	2021	2022
Operating cash outflows from operating leases	707,721	1,280,125
Operating cash outflows from finance leases (interest payments)	4,199	4,906
Financing cash outflows from finance leases	32,873	27,489
Right-of-use assets obtained in exchange for lease liabilities	2,133,428	5,820,041

As of December 31, 2021 and 2022, the maturities of our operating and finance lease liabilities (excluding short-term leases) are as follows:

	As of December 31,		As of December 31
	2021		2022
	Operating	Finance	Operating	Finance
	Leases	Leases	Leases	Leases
2022	904,537	30,900	—	—
2023	770,669	23,516	1,574,692	35,151
2024	517,892	9,021	1,426,176	17,299
2025	365,739	106	1,213,535	6,717
2026	266,738	35	1,038,903	6,277
2027	185,475	—	837,505	4,737
Thereafter	634,397	—	5,268,238	2,150
Total minimum lease payments	3,645,447	63,578	11,359,049	72,331
Less: Interest	(583,693)	(4,117)	(3,815,985)	(27,265)
Present value of lease obligations	3,061,754	59,461	7,543,064	45,066
Less: Current portion	(744,561)	(27,815)	(1,025,968)	(30,609)
Long-term portion of lease obligations	2,317,193	31,646	6,517,096	14,457

As of December 31, 2021 and 2022, the Group had future minimum lease payments for non-cancelable short-term operating leases of RMB194,067 and RMB304,213, respectively.

15.  Revenue

Revenue by source consists of the following:

	Year Ended December 31,
	2020	2021	2022
Vehicle sales	15,182,522	33,169,740	45,506,581
Sales of packages and provision of power solution	244,072	526,171	857,912
Sales of charging piles	229,781	319,386	405,246
Sales of automotive regulatory credits	120,648	516,549	67,291
Battery upgrade service	5,346	291,218	64,123
Others	475,564	1,313,359	2,367,408
Total	16,257,933	36,136,423	49,268,561

For the years ended December 31, 2020, 2021 and 2022, revenue recognised at a point in time was RMB15,969,390, RMB35,416,050 and RMB47,734,716, respectively, and revenue recognised over time was RMB288,543, RMB720,373 and RMB1,533,845, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

16.  Deferred Revenue/Income

The following table shows a reconciliation in the current reporting period related to carried-forward deferred revenue/income.

	Year Ended December 31,
	2020	2021	2022
Deferred revenue/income–beginning of year	485,087	1,061,254	2,197,766
Additions	1,013,397	1,934,086	2,483,462
Recognition	(432,069)	(795,878)	(1,124,186)
Effects on foreign exchange adjustment	(5,161)	(1,696)	4,848
Deferred revenue/income–end of year	1,061,254	2,197,766	3,561,890

Deferred revenue mainly includes the transaction price allocated to the performance obligations that are unsatisfied, or partially satisfied, which mainly arises from the undelivered home chargers, the vehicle connectivity service, the extended warranty service, the points offered to customers as well as battery swapping service embedded in the vehicle sales contract, with unrecognized deferred revenue balance of RMB2,164,288 and RMB3,546,849 as of December 31, 2021 and 2022, respectively.

The Group expects that approximately 35% of the transaction price allocated to unsatisfied performance obligation as at December 31, 2022 will be recognized as revenue during the period from January 1, 2023 to December 31, 2023. The remaining 65% will be recognized during the period from January 1, 2024 to June 30, 2027.

Deferred income includes the reimbursement from a depository bank in connection with the advancement of the Company’s ADS and investor relations programs in the next five years. The Company initially recorded the payment from the depository bank as deferred income and then recognized as other income over the beneficial period, with unrecognized deferred income balance of RMB33,478 and RMB15,041 as of December 31, 2021 and 2022, respectively.

17.  Manufacturing in collaboration with JAC

Since 2016, the Group have been partnering with Jianghuai Automobile Group Ltd., or JAC, a major state-owned automobile manufacturer in China, for the joint manufacturing of the Group’s vehicles. JAC built the JAC-NIO manufacturing plant in Hefei, Anhui province, the first advanced manufacturing base, or the F1 Plant, for the production of the ES8, the ES6, the EC6, the ET7 and potentially the Group’s other vehicle models. Further, in September 2022, the Group entered into a manufacturing cooperation agreement with JAC, under which JAC will jointly manufacture the ET5 and potentially the Group’s other vehicle models in the second advanced manufacturing base, or the F2 Plant, in NeoPark, a smart electric vehicle industry park at Xinqiao, Hefei. The fees payable to JAC under the above agreements consist of the following: (i) asset depreciation and amortization with regard to the assets JAC invested and to invest for the manufacture of NIO models as actually incurred, payable monthly and subject to adjustment annually; (ii) vehicle production and processing fees recorded on per-vehicle basis, payable monthly and subject to adjustment annually; (iii) purchase amount of certain production materials; and (iv) relevant tax. In addition, the Group also agreed to pay certain compensation up to a capped amount for JAC’s investment in F1 Plant, including for the land, factory and equipment. In conjunction with the aforementioned manufacturing cooperation agreement, in December 2022, the Group and JAC entered into an Asset Transfer Agreement where the Group agreed to sell and JAC agreed to acquire certain production facilities (the “Transferred Assets”) with a total consideration of RMB1.7 billion inclusive of tax. As of December 31, 2022, JAC had accepted the Transferred Assets and assumed the legal title of the Transferred Assets. Considering that (1) the The Transferred Assets are designated to be used for the manufacturing of the Group’s vehicle models only and do not have substantive alternative use; (2) all costs incurred in relation to the Transferred Assets, including depreciation and maintenance costs and relevant tax and surcharges, are undertaken by and charged to the Group; (3) the Group also has the right to obtain the economic benefits from all outputs of the Transferred Assets, management concluded that the Group still retained the control of the Transferred Assets and this transaction was a failed sale and leaseback transaction with no sales of the Transferred Assets recognized by the Group. The Transferred Assets continue to be accounted for as the Group’s property, plant and equipment subject to depreciation. The sales consideration from JAC will be recorded as a financing payable when the Group receives the cash. As of the date of issuance of this financial statements, JAC had not paid the consideration.

For the years ended December 31, 2020, 2021 and 2022, the aggregate fees to JAC under the above collaboration arrangement were RMB531,565, RMB715,118 and RMB1,126,523, respectively, and were included in cost of sales.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

18.  Research and Development Expenses

Research and development expenses consist of the following:

	For the Year Ended December 31,
	2020	2021	2022
Employee compensation	1,362,231	2,658,158	6,684,971
Design and development expenses	778,463	1,572,834	3,276,915
Depreciation and amortization expenses	255,544	214,312	333,097
Rental and related expenses	51,123	53,846	193,132
Travel and entertainment expenses	15,720	43,732	111,531
Others	24,689	48,970	236,615
Total	2,487,770	4,591,852	10,836,261

19.  Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of the following:

	For the Year Ended December 31,
	2020	2021	2022
Employee compensation	1,687,945	2,894,308	4,532,553
Marketing and promotional expenses	675,142	1,428,290	1,775,539
Rental and related expenses	498,601	845,512	1,336,575
Professional services	307,658	521,327	944,160
IT consumable, office supply and other low value consumable	69,954	247,828	545,498
Depreciation and amortization expenses	325,478	337,708	484,363
Other Taxes and Surcharges	70,220	198,572	285,076
Travel and entertainment expenses	39,328	80,726	162,924
Expected credit losses	9,654	54,332	48,707
Others	248,291	269,529	421,724
Total	3,932,271	6,878,132	10,537,119

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20.  Redeemable non-controlling interests

Investment in XPT Auto

XPT Auto, the Group’s wholly owned subsidiary issued redeemable preferred share (“XPT Auto PS”) with amount of RMB1,269,900 in April 2018, to certain third party strategic investors. These third party strategic investors’ contributions in XPT Auto were accounted for as the Group’s redeemable non-controlling interests and were classified as mezzanine equity. Pursuant to XPT Auto’s share purchase agreement, the XPT Auto PS issued to third party strategic investors have the same rights as the existing ordinary shareholder of XPT Auto except that they have following privileges:

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

The Company recognized accretion to the respective redemption value of the XPT Auto PS as a reduction of additional paid in capital over the period starting from issuance date. For the year ended December 31, 2020, the Company recorded RMB104,270 of accretion on redeemable non-controlling interests to redemption value.

In November 2020, the Company, through its wholly owned subsidiary, purchased all the equity interests in XPT Auto held by its minority shareholders with a cash consideration of RMB1.6 billion, which equaled to the redemption price. As a result, the Company indirectly wholly owned XPT Auto thereafter. The Company accounted for such transaction as an equity transaction. The equity interests held by the minority shareholders, which were recorded as redeemable non-controlling interests with the carrying value of RMB1.6 billion, were derecognized accordingly.

Investment in NIO China

On April 29, 2020, the Company and certain of its subsidiaries entered into definitive agreements, as amended and supplemented in May and June 2020, for investments in NIO China, with a group of investors (collectively, the “Strategic Investors”), pursuant to which, the Strategic Investors agreed to invest an aggregate of RMB7.0 billion in cash into NIO China for its non-controlling interest. In June and July 2020, the Company received RMB5.0 billion. On September 16, 2020, pursuant to a share transfer agreement, the Company repurchased 8.612% equity interests owned by one of the Strategic Investors with the total consideration of RMB511,458, consisting of the actual capital investment plus accrued interest, and the Group assumed the remaining cash consideration obligation of RMB2.0 billion of the strategic investors. On February 2021, the Group, purchased from two of the Strategic Investors an aggregate of 3.305% equity interests in NIO China for a total consideration of RMB5.5 billion and subscribed for newly increased registered capital of NIO China at a subscription price of RMB10.0 billion. In September 2021, the Company repurchased 1.418% equity interests from the strategic investors for a total consideration of RMB2.5 billion and recorded an amount of RMB2,023,534 in accretion on redeemable non-controlling interests to redemption value. As of December 31, 2022, the Company held 92.114% controlling equity interests in NIO China.

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

As the redemption is at the holders’ option and is upon the occurrence of the events that are not solely within the control of the Company, these Strategic Investors’ contributions in NIO China were classified as mezzanine equity and is subsequently accreted to the redemption price using the effective interest method with accretion recorded as a reduction of additional paid in capital.

For the years ended December 31, 2020, 2021 and 2022, the Company recorded RMB207,400, RMB6,586,579 and RMB279,355 of accretion on redeemable non-controlling interests to redemption value. As of December 31, 2021 and 2022, the balance of redeemable non-controlling interests was RMB3,277,866 and RMB3,557,221, respectively.

21.  Ordinary Shares

Upon inception, each ordinary share was issued at a par value of US$0.00025 per share. Various numbers of ordinary shares have been issued to share-based compensation award recipients since inception. Each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our company, each Class B ordinary share shall entitle the holder thereof to four (4) votes on all matters subject to vote at general meetings of our company, and each Class C ordinary share shall entitle the holder thereof to eight (8) votes on all matters subject to vote at general meetings of our company.

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

As of December 31, 2021 and 2022, the authorized share capital of the Company is US$1,000 divided into 4,000,000,000 shares, comprising of: 2,500,000,000 and 2,632,030,222 Class A Ordinary Shares, 132,030,222 and nil Class B Ordinary Shares and 148,500,000 Class C Ordinary Shares, each at a par value of US$0.00025 per share, and 1,219,469,778 shares of a par value of US$0.00025 each of such class or classes as the board of directors may determine.

In 2020, the Company consummated the follow-on offerings of a total of 82,800,000, 101,775,000 and 78,200,000 American depositary shares (the “ADSs”) at a price of US$ 5.95, US$17.00 and US$ 39.00 per ADS, respectively.

In 2021, the Company completed the issuance of 53,292,401 ADSs with net proceeds of RMB12,677,554 (US$1,974,000) through an at-the-market offering.

As disclosed in Note 12 (ii), in 2021 and 2022, certain convertible notes were converted by respective holders, pursuant ot which the Company issued 69,728,868 and 8,978,401 ADSs, respectively.

Upon the Company’s listing of Class A ordinary shares on the Hong Kong Stock Exchange, all of the Company’s Class B ordinary shares were converted to Class A ordinary shares pursuant to the conversion notice delivered by the relevant shareholders. The shareholding structure of Class B ordinary shares and provisions related to Class B ordinary shares have been removed in the Company’s amended and restated memorandum and articles of association, as approved by the Company’s shareholders at the annual general meeting held at August 25, 2022.

As of December 31, 2021 and 2022, 4,000,000,000 ordinary shares were authorized, 1,661,749,433 shares and 1,680,220,892 shares were issued, and 1,643,669,180 shares and 1,662,159,868 shares were outstanding, respectively. The share number excludes 38,884,788 Class A Ordinary Shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22.  Non-controlling interest

Investment in NIO AI Technology

In March 2021, the Group established a subsdiary named NIO AI Technology by subscribing its ordinary shares with equity interests of 51% and the remaining interests held by an employee of the Group. In August 2022, the Group subscribed a certain number of Series Seed Preferred Shares issued by NIO AI Technology. Upon the completion of this transaction, the Group held 96.97% equity interests in NIO AI Technology and continued to control NIO AI Technology. The Group accounted for the change of equity interests in NIO AI as an equity transaction by adjusting the carrying value of the non-controlling interests and the Company’s additional paid-in capital with an amount of RMB184,085.

23.  Share-based Compensation

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	For the Year Ended December 31,
	2020	2021	2022
Cost of sales	5,564	34,009	66,914
Research and development expenses	51,024	406,940	1,323,370
Selling, general and administrative expenses	130,506	569,191	905,612
Total	187,094	1,010,140	2,295,896

There was no income tax benefit recognized in the consolidated statements of comprehensive loss for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets in the years ended December 31, 2020, 2021 and 2022.

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(i) Share Options

The following table summarizes activities of the Company’s share options under the 2016, 2017 and 2018 Plans for the years ended December 31, 2020, 2021 and 2022:

		Weighted	Weighted
	Number of	Average	Average	Aggregate
	Options	Exercise	Remaining	Intrinsic
	Outstanding	Price	Contractual Life	Value
		US$	In Years	US$
Outstanding as of December 31, 2019	88,843,972	2.38	6.77	164,363
Granted	16,077,700	8.09	—	—
Exercised	(15,253,500)	1.55	—	—
Cancelled	(9,030,781)	3.02	—	—
Expired	(1,318,892)	4.49	—	—
Outstanding as of December 31, 2020	79,318,499	3.59	6.39	3,581,119
Granted	2,468,150	13.89	—	—
Exercised	(9,119,048)	2.31	—	—
Cancelled	(2,143,711)	12.59	—	—
Expired	(25,940)	19.03	—	—
Outstanding as of December 31, 2021	70,497,950	4.76	5.44	1,944,597
Granted	1,685,000	3.03	—	—
Exercised	(4,533,690)	2.58	—	—
Cancelled	(1,197,777)	10.76	—	—
Expired	(467,608)	12.03	—	—
Outstanding as of December 31, 2022	65,983,875	3.57	4.51	465,353
Vested and expected to vest as of December 31,2022	65,832,596	3.56	4.51	464,324
Exercisable as of December 31, 2022	55,898,588	3.22	4.49	396,734

The total share-based compensation expenses recognized for share options during the years ended December 31, 2020, 2021 and 2022 was RMB177,543, RMB534,641 and RMB379,178, respectively.

The weighted-average grant date fair value for options granted under the Company’s 2016, 2017 and 2018 Plans during the years ended December 31, 2020, 2021 and 2022 was US$4.03, US$33.54 and US$19.27, respectively, computed using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	For the Year Ended December 31,
	2020				2021				2022
Exercise price (US$)	2.38	-	48.45		2.39	-	42.20		2.39	-	19.91
Fair value of the ordinary shares on the date of option grant (US$)	2.38	-	48.45		39.54	-	42.20		10.34	-	19.61
Risk-free interest rate	0.50%	-	1.00%		1.08%	-	1.47%		2.50%	-	2.56%
Exercise multiple			2.5	x			2.5	x			2.5	x
Expected dividend yield			0%				0%				0%
Expected volatility	54%	-	55%				55%				56%
Expected forfeiture rate (post-vesting)	2%	-	6%				2%				1.5%

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

As of December 31, 2021 and 2022, there were RMB396,098 and RMB219,781 of unrecognized compensation expenses related to the stock options granted to the employees, which is expected to be recognized over a weighted-average period of 2.10, 1.32 and 0.77 years, respectively.

(ii) Restricted shares

The fair value of each restricted share granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

Share-based compensation expenses of nil, RMB20,820 and RMB118,700 related to restricted shares granted to the employees of NIO US was recognized for the years ended December 31, 2020, 2021 and 2022, respectively.

The following table summarizes activities of the Company’s restricted shares to US employees under the 2016 plan:

	Number of Restricted	Weighted Average
	Shares Outstanding	Grant Date Fair Value
		US$
Unvested at December 31, 2019 and December 31, 2020	—	—
Grant	1,179,976	41.87
Vested	(1,728)	41.53
Forfeited	(40,052)	40.09
Unvested at December 31, 2021	1,138,196	41.93
Grant	2,353,714	16.00
Vested	(291,069)	36.44
Forfeited	(232,483)	29.70
Unvested at December 31, 2022	2,968,358	23.87

As of December 31, 2021 and 2022, there were RMB283,784 and RMB428,463 of unrecognized compensation expenses related to restricted shares granted to the employees of NIO US, which is expected to be recognized over a weighted-average period of 3.83 and 3.48 years, respectively.

The following table summarizes activities of the Company’s restricted shares to non-US employees under the 2017 and 2018 plan:

	Number of Restricted	Weighted Average
	Shares Outstanding	Grant Date Fair Value
		US$
Unvested at December 31, 2020	1,735,744	40.05
Granted	22,551,227	36.55
Vested	(841,014)	39.81
Forfeited	(546,016)	36.22
Unvested at December 31, 2021	22,899,941	33.02
Granted	31,944,551	15.12
Vested	(4,687,528)	34.49
Forfeited	(3,172,211)	28.42
Unvested at December 31, 2022	46,984,753	22.88

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

As of December 31, 2021 and 2022, there were RMB472,628 and RMB6,525,925 of unrecognized compensation expenses related to restricted shares granted to the non-US employees, which is expected to be recognized over a weighted-average period of 3.65 and 3.32 years, respectively.

Share-based compensation expenses of RMB9,551 and RMB437,166 and RMB1,744,712 related to restricted shares granted to the non-US employees was recognized for years ended December 31, 2020, 2021 and 2022, respectively.

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

The following table summarizes activities of A Plan for the year ended December 31, 2022:

		Weighted	Weighted
	Number of	Average	Average	Aggregate
	Options	Exercise	Remaining	Intrinsic
	Outstanding	Price	Contractual Life	Value
		US$	In Years	US$
Outstanding as of December 31, 2020	—	—	—	—
Granted	31,931,249	0.00001	—	—
Outstanding as of December 31, 2021	31,931,249	0.00001	9.84	35,888
Vested	(1,387,401)	0.00001	—	—
Outstanding as of December 31, 2022	30,543,848	0.00001	8.84	34,337

The weighted average grant date fair value of options granted was US$1.12 per share. The estimated fair value of each option granted is estimated on the date of grant using the binominal option-pricing model with the assumptions (or ranges thereof) in the following table:

For the Year Ended
December 31,
2021 and 2022
Fair value of the ordinary shares on the date of option grant (US$)	1.00-1.01
Risk-free interest rate	1.58%
Expected term (in years)	10
Expected dividend yield	0%
Expected volatility	52%
Expected forfeiture rate (post-vesting)	2%

For the year ended December 31, 2021 and 2022, total share-based compensation expenses for the share options granted under A Plan were RMB17,513 and RMB53,306, respectively. As of December 31, 2021 and 2022, there were RMB211,178 and RMB170,091 of unrecognized share-based compensation expenses related to the share options granted. The expenses were expected to be recognized over a weighted-average period of 3.2 and 2.2 years, respectively.

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

PRC

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25%, unless they are eligible for preferential tax treatment, which will be granted to companies conducting businesses in certain encouraged sectors. NIO R&D, the Company’s subsidiary engaging in design and technology development activities, was qualified as a “high and new technology enterprise” (“HNTE”) for the fiscal years from 2022 to 2024, which entitled the entity a preferential tax rate of 15%. The qualification as HNTE is subject to self-evaluation, and the relevant documents should be retained for future examination purpose. Upon the expiration of qualification, re-accreditation of certification from the relevant authorities is necessary for the entities to continue enjoying the preferential tax treatment. The remaining Chinese companies are subject to enterprise income tax (“EIT”) at a uniform rate of 25%.

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Other Countries

The maximum applicable income tax rates of other countries where the Company’s subsidiaries having significant operations for the years ended December 31, 2020, 2021 and 2022 are as follows:

	For the Year Ended December 31,
	2020	2021	2022
United States	29.84%	29.84%	29.84%
United Kingdom	19.00%	19.00%	19.00%
Germany	32.98%	32.98%	32.98%
Norway	—	22.00%	22.00%
Netherlands	—	25.00%	25.80%

Composition of income tax expense for the periods presented are as follows:

	For the Year Ended December 31,
	2020	2021	2022
Current income tax expense	6,368	23,565	62,348
Deferred income tax expense	—	18,700	(7,245)
Total	6,368	42,265	55,103

Reconciliations of the income tax expense computed by applying the PRC statutory income tax rate of 25% to the Group’s income tax expense of the years presented are as follows:

	For the Year Ended December 31,
	2020	2021	2022
Loss before income tax expense	(5,297,714)	(3,974,684)	(14,382,001)
Income tax benefit computed at PRC statutory income tax rate of 25%	(1,324,429)	(993,671)	(3,595,500)
Non-deductible expenses	47,151	29,325	23,484
Foreign tax rates differential	(81,668)	100,690	395,543
Additional 100%/75% tax deduction for qualified research and development expenses	(36,775)	(546,805)	(750,736)
FDII Deduction	—	—	(10,356)
Tax exempted interest income	—	(2,194)	(8,847)
Non-taxable offshore income	(523,276)	—	—
US tax credits	(21,633)	(30,273)	(45,446)
Prior year True-ups	—	286,693	110,581
Effect of tax rate change	—	—	490,855
Prior year adjustments	(4,324)	—	—
Others	1,241	(1,206)	(5,154)
Change in valuation allowance	1,950,081	1,199,706	3,450,679
Income tax expense	6,368	42,265	55,103

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The Group’s deferred tax assets and liabilities consist of the following components:

	As of December 31,
	2020	2021	2022
Deferred tax assets
Net operating loss carry-forwards	6,831,387	7,294,844	9,711,744
Accrued and prepaid expenses	534,693	1,136,278	1,666,519
Deferred revenue	251,778	559,815	940,633
Tax credit carry-forwards	233,326	243,198	301,437
Property, plant and equipment, net	64,191	—	—
Unrealized financing income	40,800	28,796	33,140
Intangible assets	36,702	85,439	89,328
Allowance against receivables	9,027	19,500	27,386
Deferred rent	9,791	—	29,731
Share-based compensation	6,857	10,695	6,951
Write-downs of inventory	1,162	713	452
Advertising expenses in excess of deduction limit	507	705	188
Equity securities with readily determinable fair value	—	—	150
Unrealized foreign exchange loss	(971)	—	1,704
Others	269	711	4,224
Less: Valuation allowance	(8,019,519)	(9,216,725)	(12,727,355)
Subtotal	—	163,969	86,232

Deferred tax liabilities
Equity securities without readily determinable fair value	—	(15,975)	(6,435)
Equity securities with readily determinable fair value	—	(2,725)	—
Equity method investments	—	—	(5,170)
Available for sale debt investment	—	(6,499)	(206,734)
Property, plant and equipment, net	—	(143,512)	(86,082)
Deferred rent	—	(18,752)	—
Unrealized foreign exchange loss	—	(1,705)	—
Subtotal	—	(189,168)	(304,421)
Total deferred tax liabilities, net	—	(25,199)	(218,189)

Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years. Movement of valuation allowance is as follow:

	As of December 31,
	2020	2021	2022
Valuation allowance
Balance at beginning of the year	6,879,030	8,019,519	9,216,725
Additions	1,140,489	1,199,706	3,510,630
Balance at end of the year	8,019,519	9,216,725	12,727,355

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The Group has tax losses arising in Mainland China of RMB37,979,030 that will expire in one to ten years for deduction against future taxable profit.

Loss expiring in 2023	1,213,835
Loss expiring in 2024	2,356,711
Loss expiring in 2025	4,094,099
Loss expiring in 2026	7,191,472
Loss expiring in 2027	9,090,262
Loss expiring in 2028	1,606,792
Loss expiring in 2029	5,334,423
Loss expiring in 2030	—
Loss expiring in 2031	—
Loss expiring in 2032	7,091,436
Total	37,979,030

The Group has tax losses arising in Hong Kong of RMB2,958,339 for which could be carried forward indefinitely against future taxable income. The Group has tax losses arising in United States of RMB4,124, RMB566,143 and RMB1,650,179 that will expire in fourteen, fifteen and infinite years for deduction against future taxable income. As of December 31, 2021 and 2022, the Group provided full valuation allowances for above net operating loss carry-forwards.

Uncertain Tax Position

The Group did not identify any significant unrecognized tax benefits for each of the periods presented. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2022.

Tax years subject to examination by major jurisdictions

In general, the PRC tax authorities have up to five years to review a company’s tax filings. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for tax years 2018 through 2022 remain subject to the review by the relevant PRC tax authorities.

25.  Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2020, 2021 and 2022 as follows:

	For the Year Ended December 31,
	2020	2021	2022
Numerator:
Net loss	(5,304,082)	(4,016,949)	(14,437,104)
Accretion on redeemable non-controlling interests to redemption value	(311,670)	(6,586,579)	(279,355)
Net loss attributable to non-controlling interests	4,962	31,219	157,014
Net loss attributable to ordinary shareholders of NIO Inc. for basic/dilutive net loss per share	(5,610,790)	(10,572,309)	(14,559,445)
Denominator:
Weighted-average number of ordinary shares outstanding – basic and diluted	1,182,660,948	1,572,702,112	1,636,999,280
Basic and diluted net loss per share attributable to ordinary shareholders of NIO Inc.	(4.74)	(6.72)	(8.89)

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

For the years ended December 31, 2020, 2021 and 2022, the Company had potential ordinary shares, including non-vested restricted shares, option granted and convertible notes. As the Group incurred losses for the years ended December 31, 2020, 2021 and 2022, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted average numbers of  these potential ordinary shares outstanding are as following:

	For the Year Ended December 31,
	2020	2021	2022
Restricted shares	—	1,358,110	4,051,753
Outstanding weighted average options granted	52,558,756	56,768,907	55,132,378
Convertible notes	183,942,782	45,323,169	37,671,003
Total	236,501,538	103,450,186	96,855,134

26.  Related Party Balances and Transactions

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of Entity or Individual	Relationship with the Company
Kunshan Siwopu Intelligent Equipment Co., Ltd.	An investee of the Group
Nanjing Weibang Transmission Technology Co., Ltd.	An investee of the Group
Wuhan Weineng Battery Assets Co., Ltd.	An investee of the Group
Xunjie Energy (Wuhan) Co., Ltd.	An investee of the Group
Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd.	An investee of the Group
Beijing Bit Ep Information Technology Co., Ltd.	Controlled by Principal Shareholder
Beijing Weixu Business Consulting Co., Ltd.	Significantly influenced by Principal Shareholder
Beijing Yiche Information Science and Technology Co., Ltd.	Controlled by Principal Shareholder
Beijing Yiche Interactive Advertising Co., Ltd.	Controlled by Principal Shareholder
Hefei Chuangwei Information Consultation Co., Ltd.	Controlled by Principal Shareholder
Huang River Investment Limited	Controlled by Principal Shareholder
Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd.	Controlled by Principal Shareholder
Ningbo Meishan Free Trade Port Weilai Xinneng Investment Management Co., Ltd.	Significantly influenced by Principal Shareholder
Serene View Investment Limited	Controlled by Principal Shareholder
Shanghai Weishang Business Consulting Co., Ltd.	Significantly influenced by Principal Shareholder
Shanghai Yiju Information Technology Co., Ltd.	Controlled by Principal Shareholder
Tianjin Boyou Information Technology Co., Ltd.	Controlled by Principal Shareholder
Wistron Info Comm (Kunshan) Co., Ltd.	Non-controlling shareholder of subsidiary
Xtronics Innovation Ltd.	Non-controlling shareholder of subsidiary

In December 2020, Mr. Bin Li resigned as chairman of the Board in Beijing Bitauto Interactive Technology Co., Ltd.. Since then, Beijing Bitauto Interactive Technology Co., Ltd., Beijing Xinyi Hudong Guanggao Co., Ltd., Bite Shijie (Beijing) Keji Co., Ltd. and Beijing Chehui Hudong Guanggao Co., Ltd. were no longer controlled by Mr. Bin Li, and were no longer the Group’s related parties.

In February 2022, the Group disposed its equity interests in Suzhou Zenlead XPT New Energy Technologies Co., Ltd.. Since then, Suzhou Zenlead was no longer the Group’s related party.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(a) The Group entered into the following significant related party transactions:

(i) Provision of service

For the years ended December 31, 2020, 2021 and 2022, service income was primarily generated from property management，administrative support, research and development services and BaaS battery buy-out services the Group provided to its related parties.

	For the Year Ended December 31,
	2020	2021	2022
Wuhan Weineng Battery Assets Co., Ltd.	38	56,095	120,967
Nanjing Weibang Transmission Technology Co., Ltd.	1,523	1,586	1,683
Beijing Weixu Business Consulting Co., Ltd.	—	220	37
Total	1,561	57,901	122,687

(ii) Acceptance of advertising and IT support services

	For the Year Ended December 31,
	2020	2021	2022
Tianjin Boyou Information Technology Co., Ltd.	1,594	217	8,984
Beijing Bit Ep Information Technology Co., Ltd.	4,159	4,533	—
Beijing Yiche Interactive Advertising Co., Ltd.	—	472	—
Beijing Chehui Hudong Guanggao Co., Ltd.	92,356	—	—
Beijing Xinyi Hudong Guanggao Co., Ltd.	39,919	—	—
Beijing Yiche Information Science and Technology Co., Ltd.	280	—	—
Shanghai Yiju Information Technology Co., Ltd.	142	—	—
Bite Shijie (Beijing) Keji Co., Ltd.	47	—	—
Total	138,497	5,222	8,984

(iii) Cost of manufacturing consignment

	For the Year Ended December 31,
	2020	2021	2022
Suzhou Zenlead XPT New Energy Technologies Co., Ltd.	174,680	89,286	—

In February 2022, Suzhou Zenlead XPT New Energy Technologies Co., Ltd. paid considerations of RMB 46,610 to the Group to settle the outstanding warranty obligations to the Group in connection with the manufacturing consignment of batteries for the Group.

(iv) Purchase of raw material or property, plant and equipment

	For the Year Ended December 31,
	2020	2021	2022
Kunshan Siwopu Intelligent Equipment Co., Ltd.	22,797	876,510	728,096
Nanjing Weibang Transmission Technology Co., Ltd.	114,329	213,867	248,604
Xunjie Energy (Wuhan) Co., Ltd.	460	67,350	90,132
Total	137,586	1,157,727	1,066,832

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(v) Sales of goods

	For the Year Ended December 31,
	2020	2021	2022
Wuhan Weineng Battery Assets Co., Ltd.	290,135	4,138,187	3,103,871
Hefei Chuangwei Information Consultation Co., Ltd.	—	—	1,798
Shanghai Weishang Business Consulting Co., Ltd.	—	157	229
Beijing Yiche Interactive Advertising Co., Ltd.	1,453	485	—
Kunshan Siwopu Intelligent Equipment Co., Ltd.	—	370	—
Beijing Bit Ep Information Technology Co., Ltd.	4,402	—	—
Beijing Bitauto Interactive Technology Co., Ltd.	1,974	—	—
Beijing Yiche Information Science and Technology Co., Ltd.	525	—	—
Total	298,489	4,139,199	3,105,898

(vi) Acceptance of R&D and maintenance service

	For the Year Ended December 31,
	2020	2021	2022
Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd.	—	—	107,144
Kunshan Siwopu Intelligent Equipment Co., Ltd.	1,449	7,265	13,956
Wuhan Weineng Battery Assets Co., Ltd.	—	—	8,508
Xunjie Energy (Wuhan) Co., Ltd.	—	929	3,735
Ningbo Meishan Free Trade Port Weilai Xinneng Investment Management Co., Ltd.	—	—	3,015
Suzhou Zenlead XPT New Energy Technologies Co., Ltd.	1,953	—	—
Total	3,402	8,194	136,358

(vii) Loan from related party

	For the Year Ended December 31,
	2020	2021	2022
Beijing Bitauto Interactive Technology Co., Ltd.	260,000	—	—

In 2020, the Company signed loan agreements with Beijing Bitauto Interactive Technology Co., Ltd. for an aggregate loan amount of RMB260,000 at an interest rate of 6%. As of December 31, 2021, the loans have been fully repaid by the Company.

(viii) Sale of raw material or property, plant and equipment

	For the Year Ended December 31,
	2020	2021	2022
Wuhan Weineng Battery Assets Co., Ltd.	120	—	1,012
Wistron Info Comm (Kunshan) Co., Ltd.	358	—	—
Total	478	—	1,012

(ix) Convertible notes issued to related parties and interest accrual

	For the Year Ended December 31,
	2020	2021	2022
Huang River Investment Limited	22,018	15,316	13,712
Serene View Investment Limited	101,927	—	—
Total	123,945	15,316	13,712

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(x) Purchase of equity investee

	Year Ended December 31,
	2020	2021	2022
Weilan (Note 9)	—	50,000	—

(b) The Group had the following significant related party balances:

(i) Amounts due from related parties

	As of December 31,
	2021	2022
Wuhan Weineng Battery Assets Co., Ltd.	1,563,757	1,376,584
Kunshan Siwopu Intelligent Equipment Co., Ltd.	—	8,647
Hefei Chuangwei Information Consultation Co., Ltd.	—	2,032
Nanjing Weibang Transmission Technology Co., Ltd.	268	283
Shanghai Weishang Business Consulting Co., Ltd.	—	148
Total	1,564,025	1,387,694

(ii) Amounts due to related parties

	As of December 31,
	2021	2022
Kunshan Siwopu Intelligent Equipment Co., Ltd.	426,420	262,712
Wuhan Weineng Battery Assets Co., Ltd.	—	58,497
Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd.	—	23,279
Nanjing Weibang Transmission Technology Co., Ltd.	58,025	22,293
Xunjie Energy (Wuhan) Co., Ltd.	32,186	14,517
Ningbo Meishan Free Trade Port Weilai Xinneng Investment Management Co., Ltd.	—	3,015
Wistron Info Comm (Kunshan) Co., Ltd.	2,339	167
Xtronics Innovation Ltd.	1,161	83
Tianjin Boyou Information Technology Co., Ltd.	—	48
Suzhou Zenlead XPT New Energy Technologies Co., Ltd.	165,219	—
Beijing Bit Ep Information Technology Co., Ltd.	1,350	—
Beijing Yiche Interactive Advertising Co., Ltd.	500	—
Total	687,200	384,611

(iii) Short-term borrowing and interest payable

	As of December 31,
	2021	2022
Huang River Investment Limited	381,785	3,918

(iv) Long-term borrowing

	As of December 31,
	2021	2022
Huang River Investment Limited	—	208,938

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

27.  Commitment and Contingencies

(a) Capital commitments

Capital expenditures contracted for at the balance sheet dates but not recognized in the Group’s consolidated financial statements are as follows:

	As of December 31,
	2021	2022
Property, plant and equipment	2,987,743	4,541,383
Leasehold improvements	392,910	807,666
Total	3,380,653	5,349,049

(b) Contingencies

Between March and July 2019, several putative securities class action lawsuits were filed against the Company, certain of the Company’s directors and officers, the underwriters in the IPO and the process agent, alleging, in sum and substance, that the Company’s statements in the Registration Statement and/or other public statements were false or misleading and in violation of the U.S. federal securities laws. Some of these actions have been withdrawn, transferred or consolidated. Currently, two securities class actions remain pending in the U.S. District Court for the Eastern District of New York (E.D.N.Y.) and Southern District of New York (S.D.N.Y.). In the E.D.N.Y. action, the Company and other defendants filed their Motion to Dismiss on October 19, 2020. Certain of the Company’s directors and officers, who were named as defendants in this action, joined the company’s Motion. On August 12, 2021, the Court denied the Motion to Dismiss. The action has since proceeded to the discovery stage, which is currently ongoing. Briefing on Plaintiffs’ Motion for Class Certification was completed in December 2022, with a ruling still pending. In the New York county action, by an order dated March 23, 2021, the Court granted the plaintiffs’ motion to lift the stay in favor of the federal action. Plaintiffs subsequently filed an amended complaint on April 2, 2021.The Company and other defendants filed a motion to dismiss on May 17, 2021. Briefing on the Motion to Dismiss was completed on August 2, 2021. The Court’s decision on the Motion is pending. On October 4, 2021, the Court granted the Company and other Defendants’ Motion to Dismiss. Plaintiffs subsequently filed a notice of appeal to the Appellate Division of the New York State Court. On December 8, 2022, the Appellate Division affirmed the dismissal of Plaintiffs’ claims.

On March 22, 2021, two individual plaintiffs filed a complaint in the Superior Court of the State of California, County of Santa Clara against the Company, several of its subsidiaries and certain individual defendants. Plaintiffs allege that they were former employees or contractors of the Company and its subsidiaries and that they had been discriminated and wrongfully terminated by the Company and its subsidiaries, allegedly in violation of various state and federal laws. Plaintiffs seek compensatory damages, including back pay, equity and lost earnings, the amounts of which have yet to be ascertained. On July 7, 2021, two of the Company’s subsidiaries filed a request to remove the case from state to federal court. Plaintiffs opposed the removal. On May 3, 2022, the Federal District Court remanded the case to the state court. On June 2, 2022, the Company filed a motion to quash service of the complaint for lack of personal jurisdiction with the Superior Court of the State of California. On September 22, 2022, the Court issued an order finding that Plaintiffs have not met their burden to establish the court’s jurisdiction over the Company, but also granted limited jurisdictional discovery. The Company is conferring with co-defendants and Plaintiffs regarding production of documents.

Between August and September 2022, two complaints were filed against the Company, its CEO and its CFO in the federal district court for the Southern District of New York (S.D.N.Y.), in the actions captioned Saye v. NIO Inc. et al., Case No. 1:22-cv-07252 (S.D.N.Y.) and Bohonok v. NIO Inc. et al., Case No. 1:22-cv-07666 (S.D.N.Y.). Relying on a short seller report, these complaints allege that certain of the Company’s public disclosures between Q3 2020 and Q1 2022 contained false statements or omissions in violation of the Securities Exchange Act of 1934. On December 14, 2022, the Court consolidated the two actions and appointed lead plaintiff. The lead plaintiff filed an amended complaint on February 28, 2023, to which the Company will respond in due course.

These actions remain in their preliminary stages. The Company is currently unable to determine the outcomes of these actions or any estimate of the amount or range of any potential loss, if any, associated with resolution of such lawsuits, if they proceed.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business, such as disputes with landlords, suppliers, employees, etc. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any of such matters will have a material adverse effect on the consolidated balance sheets, comprehensive loss or cash flows on an individual basis or in the aggregate. As of December 31, 2021 and 2022, other than as disclosed above, the Group is not a party to any material legal or administrative proceedings.

28. Subsequent Events

No subsequent event which had a material impact on the Group was identified through the date of issuance of the financial statements.

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

The subsidiaries did not pay any dividends to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2022.

Condensed Balance Sheets

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	2,207,347	7,076,550	1,026,003
Restricted cash	1,123,596	—	—
Short-term investments	11,495,387	696,460	100,977
Amounts due from subsidiaries of Group	138,415	6,657,631	965,266
Amounts due from related parties	80	87	13
Prepayments and other current assets	91,252	114,263	16,567
Total current assets	15,056,077	14,544,991	2,108,826
Non-current assets:
Investments in subsidiaries and VIEs	30,541,632	21,328,304	3,092,313
Total non-current assets	30,541,632	21,328,304	3,092,313
Total assets	45,597,709	35,873,295	5,201,139
LIABILITIES
Current liabilities:
Amounts due to subsidiaries of the Group	25,348	1,775,951	257,489
Current portion of long-term borrowings	1,228,278	—	—
Accruals and other liabilities	179,765	73,580	10,668
Total current liabilities	1,433,391	1,849,531	268,157
Long-term borrowings	9,440,625	10,155,599	1,472,423
Deferred revenue	13,769	—	—
Total non-current liabilities	9,454,394	10,155,599	1,472,423
Total liabilities	10,887,785	12,005,130	1,740,580
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	2,418	2,668	387
Class B Ordinary Shares	220	—	—
Class C Ordinary Shares	254	254	37
Treasury shares	(1,849,600)	(1,849,600)	(268,167)
Additional paid in capital	92,467,072	94,593,062	13,714,705
Accumulated other comprehensive loss	(276,300)	1,036,011	150,208
Accumulated deficit	(55,634,140)	(69,914,230)	(10,136,611)
Total shareholders’ equity	34,709,924	23,868,165	3,460,559
Total liabilities and shareholders’ equity	45,597,709	35,873,295	5,201,139

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Condensed Statements of Comprehensive Loss

	For the Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(e)
Operating expenses:
Selling, general and administrative	(7,463)	(4,735)	(24,039)	(3,485)
Total operating expenses	(7,463)	(4,735)	(24,039)	(3,485)
Loss from operations	(7,463)	(4,735)	(24,039)	(3,485)
Interest and investment income	10,086	61,292	207,057	30,020
Interest expense	(312,662)	(471,270)	(113,277)	(16,424)
Gain on extinguishment of debt	—	—	138,332	20,056
Equity in loss of subsidiaries and VIEs	(5,089,371)	(3,632,893)	(14,138,689)	(2,049,917)
Other income/(loss), net	100,290	61,876	(351,874)	(51,016)
Loss before income tax expense	(5,299,120)	(3,985,730)	(14,282,490)	(2,070,766)
Income tax expense	—	—	2,400	348
Net loss	(5,299,120)	(3,985,730)	(14,280,090)	(2,070,418)
Accretion on redeemable non-controlling interests to redemption value	(311,670)	(6,586,579)	(279,355)	(40,503)
Net loss attributable to ordinary shareholders of NIO Inc.	(5,610,790)	(10,572,309)	(14,559,445)	(2,110,921)
Net loss	(5,299,120)	(3,985,730)	(14,280,090)	(2,070,418)
Total comprehensive loss	(5,161,524)	(4,196,578)	(12,967,779)	(1,880,150)
Accretion on redeemable non-controlling interests to redemption value	(311,670)	(6,586,579)	(279,355)	(40,503)
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(5,473,194)	(10,783,157)	(13,247,134)	(1,920,653)

Condensed Statements of Cash Flows

	For The Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash used in operating activities	(2,460,216)	(8,697)	(4,949,308)	(717,582)
CASH FLOWS FROM INVESTING ACTIVITIES
Net cash (used in)/provided by investing activities	(12,998,602)	(40,770,898)	9,140,766	1,325,286
CASH FLOWS FROM FINANCING ACTIVITIES
Net cash provided by/(used in) financing activities	37,867,127	22,382,871	(1,135,316)	(164,605)
Effects of exchange rate changes on cash and cash equivalents	(246,484)	(445,787)	689,465	99,963
NET INCREASE/(DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	22,161,825	(18,842,511)	3,745,607	543,062
Cash, cash equivalents and restricted cash at beginning of the year	11,629	22,173,454	3,330,943	482,941
Cash, cash equivalents and restricted cash at end of the year	22,173,454	3,330,943	7,076,550	1,026,003

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

Such investments are presented on the Balance Sheets as “Investments in subsidiaries and VIEs” and shares in the subsidiaries and VIEs’ loss are presented as “Equity in loss of subsidiaries and VIEs” on the Statements of Comprehensive Loss. The parent company only financial information should be read in conjunction with the Group’s consolidated financial statements.