Form 20-F/A
period 2022-12-31
NIO Inc.
filed 2024-03-15
CIK 1736541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

(Address of Principal Executive Offices)

Wei Feng, Chief Financial Officer

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

Telephone: +8621-6908 2018

Email: ir@nio.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American depositary shares (each representing one Class A ordinary share), par value US$0.00025 per share	NIO	New York Stock Exchange
Class A ordinary shares, par value US$0.00025 per share	9866	The Stock Exchange of Hong Kong Limited
Class A ordinary shares, par value US$0.00025 per share	NIO	The Singapore Exchange Securities Trading Limited

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

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

Auditor Name:	Location:	Auditor Firm ID:
PricewaterhouseCoopers Zhong Tian LLP	Shanghai, the People’s Republic of China	1424

i

EXPLANATORY NOTE

NIO Inc. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to amend its annual report on Form 20-F for the fiscal year ended December 31, 2022 as filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2023 (the “Original Filing”), to address certain comments from the Staff of the SEC in relation to the Original Filing. This Amendment No. 1 is being filed solely to amend and restate in its entirety “Part II – Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections” of the Original Filing.

This Amendment No. 1 speaks as of the filing date of the Original Filing, or April 28, 2023. No attempt has been made in this Amendment No. 1 to modify or update in any way the financial statements or any other items or disclosures in the Original Filing. Except as specifically noted herein, this Amendment No. 1 does not amend, update or restate any of the information previously included in the Original Filing, nor does this Amendment No. 1 reflect any event that has occurred after the date of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s other filings with the SEC subsequent to April 28, 2023.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

PART II.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

As of the date of this annual report:

(i) To our knowledge, except for NIO Holding Co., Ltd. (“NIO China”), no governmental entities in the Cayman Islands, China (including Hong Kong SAR), Germany, the United States, or the Netherlands owns shares of NIO Inc. or its principal consolidated foreign operating entities, including the VIEs.

NIO China is a PRC entity in which we hold 92.114% controlling equity interests. The other shareholders of NIO China are (a) Hefei Jianheng New Energy Automobile Investment Fund Partnership (Limited Partnership) (“Jianheng New Energy Fund”), a limited liability partnership designated by Hefei City Construction and Investment Holding (Group) Co., Ltd. (“Hefei Construction Co.”), a PRC state-owned enterprise; (b) Advanced Manufacturing Industry Investment Fund II (Limited Partnership) (“Advanced Manufacturing Industry Investment Fund”), a limited liability partnership designated by CMG-SDIC Capital Co., Ltd., a PRC state-owned enterprise; (c) Anhui Provincial Sanzhong Yichuang Industry Development Fund Co., Ltd. (“Anhui Sanzhong Yichuang”), a limited liability company designated by Anhui Provincial Emerging Industry Investment Co., Ltd., a PRC state-owned enterprise; and (d) Anhui Jintong New Energy Automobile II Fund Partnership (Limited Partnership) (“New Energy Automobile Fund”), a limited liability partnership designated by Anhui Provincial Emerging Industry Investment Co., Ltd., a PRC state-owned enterprise. Jianheng New Energy Fund, Advanced Manufacturing Industry Investment Fund, Anhui Sanzhong Yichuang and New Energy Automobile Fund (collectively, the “Hefei Strategic Investors”), which in aggregate hold the remaining 7.886% equity interest in NIO China.

NIO Inc. maintains effective control over NIO China through its significant shareholdings and corresponding voting rights in NIO China. NIO Inc. and its subsidiaries and affiliates (the “NIO Parties”) beneficially own 92.114% equity interests in NIO China. Consequently, the NIO Parties hold a controlling interest and corresponding voting rights in NIO China and have the power to approve all corporate matters that are required to be approved by NIO China’s shareholders.

NIO Inc. also has effective control over the board of directors of NIO China through the majority representation and corresponding voting rights on its board. The current board of directors of NIO China consists of seven members (the “NIO China Directors”), five of whom are designated by the NIO Parties and serve as directors or executive officers of the NIO Parties (the “NIO Parties Directors”). The remaining two NIO China Directors are designated by Jianheng New Energy Fund and Advanced Manufacturing Industry Investment Fund (the “Investor Directors”). Each Investor Director independently exercises voting rights on board matters without any act-in-concert arrangements between them or among the Hefei Strategic Investors. The Investor Directors do not participate in the daily operations and management of NIO China outside of their board meeting participation. Moreover, if the aggregate equity holding of the Hefei Strategic Investors in NIO China is lower than 5%, the Hefei Strategic Investors shall not be entitled to nominate any directors.

In addition, the affirmative votes of a majority of the NIO China Directors are sufficient to approve most corporate matters, such as the annual budget, the annual final accounts, and the appointment or removal of the CEO and CFO, in accordance with the Hefei Shareholders Agreement. A limited scope of significant corporate matters, such as changes in NIO China’s corporate structure, changes to its core business, and amendment to its articles of association, require the affirmative votes of three-fourths (3/4) of the NIO China Directors for fundamental investor protection purposes.

(ii) To our knowledge, no governmental entity has a controlling financial interest in NIO Inc. and its consolidated foreign operating entities, including the VIEs.

(iii) To our knowledge, as of the date of this annual report, none of the members of the board of directors of NIO Inc. or our consolidated foreign operating entities, including the VIEs, is an official of the Chinese Communist Party, except for Ms. Xiaobei Chen, who is an external director of NIO China designated by Jianheng New Energy Fund, an entity holding 4.079% equity interests in NIO China, and Jianheng New Energy Fund is designated by Hefei Construction Co., a PRC state-owned enterprise. Ms. Chen also serves as the deputy general manager and a member of the Chinese Communist Party Committee of Hefei Construction Co., where she is responsible for the investment management and legal affairs.

(iv) None of the currently effective memorandum and articles of association (or equivalent organizing document) of NIO Inc. and its consolidated foreign operating entities, including the VIEs, contains any charter of the Chinese Communist Party.

PART III.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Thirteenth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 001-38638), furnished with the SEC on August 25, 2022)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

2.3	Deposit Agreement, dated as of September 11, 2018, among the Registrant, Deutsche Bank Trust Company Americas, as the depositary, and all holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-229952), filed with the SEC on February 28, 2019)

2.4	Fifth Amended and Restated Shareholders’ Agreement, dated as of November 10, 2017, among the Registrant and the other signatories thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

2.5	Description of American Depositary Shares of the Registrant (incorporated herein by reference to Exhibit 2.5 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

2.6	Description of Class A ordinary shares of the Registrant (incorporated herein by reference to Exhibit 2.6 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.1	2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.2	2016 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.3	2017 Share Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.4	2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.5	Form of Indemnification Agreement, between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.6†	English translation of Manufacture Cooperation Agreement, dated as of May 23, 2016, between the registrant and Anhui Jianghuai Automobile Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.7	Form of Employment Agreement, between the Registrant and its executive officers (Non-PRC citizens) (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.8	Form of Employment Agreement, between the Registrant and its executive officers (PRC citizens) (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

Exhibit Number	Description of Document
4.9	Employment Agreement and Severance Agreement, between the Registrant and Padmasree Warrior, dated as of November 23, 2015 and December 16, 2015, respectively (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.10	English translation of Power of Attorney, dated as of April 12, 2021, executed by the shareholders of Beijing NIO, Beijing NIO and Shanghai NIO (incorporated herein by reference to Exhibit 4.10 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 29, 2022)

4.11	English translation of Loan Agreements, dated April 12, 2021, between shareholders of Beijing NIO and Shanghai NIO (incorporated herein by reference to Exhibit 4.11 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 29, 2022)

4.12	English translation of Equity Pledge Agreements, dated as of April 12, 2021, among shareholders of Beijing NIO, Beijing NIO and Shanghai NIO (incorporated herein by reference to Exhibit 4.12 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 29, 2022)

4.13	English translation of Exclusive Business Cooperation Agreement, dated as of April 12, 2021, between Beijing NIO and Shanghai NIO (incorporated herein by reference to Exhibit 4.13 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 29, 2022)

4.14	English translation of Exclusive Option Agreements, dated as of April 12, 2021, among shareholders of Beijing NIO, Beijing NIO and Shanghai NIO (incorporated herein by reference to Exhibit 4.14 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 29, 2022)

4.15	English translation of Confirmation and Undertaking Letters, dated as of April 12, 2021, executed by shareholders of Beijing NIO (incorporated herein by reference to Exhibit 4.15 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 29, 2022)

4.16	English translation of Consent Letters, dated as of April 12, 2021, executed by the spouses of the shareholders of Beijing NIO (incorporated herein by reference to Exhibit 4.16 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 29, 2022)

4.17	Indenture, dated as of February 4, 2019, by and between the Registrant, as issuer, and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.22 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 2, 2019)

4.18	Form of 4.50% Convertible Senior Notes due 2024 (included in Exhibit 4.20) (incorporated herein by reference to Exhibit 4.22 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 2, 2019)

4.19	Deposit Agreement for Restricted Securities, dated as of February 4, 2019, among the Registrant, Deutsche Bank Trust Company Americas, as the depositary, and all holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.24 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 2, 2019)

4.20†	English translation of NIO ES6 Manufacture Cooperation Agreement, dated as of April 30, 2019, between the registrant and Anhui Jianghuai Automobile Co., Ltd. (incorporated herein by reference to Exhibit 4.23 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.21†	English translation of NIO Fury (EC6) Manufacture Cooperation Agreement, dated as of March 10, 2020, between the registrant and Anhui Jianghuai Automobile Co., Ltd. (incorporated herein by reference to Exhibit 4.24 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.22	Convertible Notes Subscription Agreement, dated September 4, 2019, between the Registrant and Huang River Investment Limited (incorporated herein by reference to Exhibit 4.25 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

Exhibit Number	Description of Document
4.23	Convertible Notes Subscription Agreement, dated September 4, 2019, between the Registrant and Serene View Investment Limited (incorporated herein by reference to Exhibit 4.26 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.24	Form of 0% Convertible Senior Notes due 2020 (included in Exhibit 4.22) (incorporated herein by reference to Exhibit 4.25 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.25	Form of 0% Convertible Senior Notes due 2022 (included in Exhibit 4.22) (incorporated herein by reference to Exhibit 4.25 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.26	Indenture, dated as of February 10, 2020, among the Registrant, The Bank of New York Mellon, London Branch, as trustee, The Bank of New York Mellon, London Branch, as paying agent and conversion agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as registrar and transfer agent (incorporated herein by reference to Exhibit 4.29 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.27	Form of 0% Convertible Senior Notes due 2021 (included in Exhibit 4.26) (incorporated herein by reference to Exhibit 4.29 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.28	Indenture, dated as of February 19, 2020, among the Registrant, The Bank of New York Mellon, London Branch, as trustee, The Bank of New York Mellon, London Branch, as paying agent and conversion agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as registrar and transfer agent (incorporated herein by reference to Exhibit 4.31 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.29	Form of 0% Convertible Senior Notes due 2021 (included in Exhibit 4.28) (incorporated herein by reference to Exhibit 4.31 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.30	Indenture, dated as of March 11, 2020, among the Registrant, The Bank of New York Mellon, London Branch, as trustee, The Bank of New York Mellon, London Branch, as paying agent and conversion agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as registrar and transfer agent (incorporated herein by reference to Exhibit 4.33 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.31	Form of 0% Convertible Senior Notes due 2021 (included in Exhibit 4.30) (incorporated herein by reference to Exhibit 4.33 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.32	English translation of Investment Agreement, dated April 29, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 4.35 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.33	English translation of Shareholders’ Agreement, dated April 29, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 4.36 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.34	English translation of Amendment and Supplementary Agreement to Investment Agreement, dated May 29, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K (File No. 001-38638), filed with the SEC on June 9, 2020)

Exhibit Number	Description of Document
4.35	English translation of Amendment and Supplementary Agreement to Shareholders’ Agreement, dated May 29, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 6-K (File No. 001-38638), filed with the SEC on June 9, 2020)

4.36	English translation of Amendment and Supplementary Agreement II to Investment Agreement, dated June 18, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K (File No. 001-38638), filed with the SEC on June 30, 2020)

4.37	English translation of Amendment and Supplementary Agreement II to Shareholders’ Agreement, dated June 18, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 6-K (File No. 001-38638), filed with the SEC on June 30, 2020)

4.38	English translation of Amendment and Supplementary Agreement III to the NIO China Shareholders Agreement, dated September 16, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 4.36 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 6, 2021)

4.39	English translation of Amendment and Supplementary Agreement IV to the NIO China Shareholders Agreement, dated September 25, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 4.37 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 6, 2021)

4.40	English translation of Amendment and Supplementary Agreement V to the NIO China Shareholders Agreement, dated January 26, 2021, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 4.38 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 6, 2021)

4.41	Indenture, dated as of January 15, 2021, by and between the Registrant, as issuer, and Deutsche Bank Trust Company Americas, as trustee, constituting US$750 million 0.00% Convertible Senior Notes due 2026 (incorporated herein by reference to Exhibit 4.39 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 6, 2021)

4.42	Form of 0.00% Convertible Senior Notes due 2026 (included in Exhibit 4.41)

4.43	Indenture, dated as of January 15, 2021, by and between the Registrant, as issuer, and Deutsche Bank Trust Company Americas, as trustee, constituting US$750 million 0.50% Convertible Senior Notes due 2027 (incorporated herein by reference to Exhibit 4.41 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 6, 2021)

4.44	Form of 0.50% Convertible Senior Notes due 2027 (included in Exhibit 4.43)

4.45†	English translation of Renewal Joint Manufacturing Agreement, by and between the Registrant, Anhui Jianghuai Automobile Co., Ltd. and Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd., dated May 22, 2021 (incorporated herein by reference to Exhibit 4.45 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 29, 2022)

4.46*†	English translation of Manufacturing Cooperation Agreement, by and among NIO Technology (Anhui) Co., Ltd., NIO (Anhui) Co., Ltd., and Anhui Jianghuai Automobile Co., Ltd. dated September 2022

4.47*	English translation of NIO Park (Phase I) Assets Transfer Agreement and its supplementary agreement, each dated December 23, 2022, executed by and between NIO (Anhui) Co., Ltd. and Anhui Jianghuai Automobile Co., Ltd.

Exhibit Number	Description of Document
4.48*	English translation of Power of Attorney, dated November 30, 2022, executed by the shareholders of Anhui NIO AT, Anhui NIO AT and Anhui NIO AD.

4.49*	English translation of Loan Agreements, dated November 30, 2022, between shareholders of Anhui NIO AT and Anhui NIO AD

4.50*	English translation of Equity Pledge Agreements, dated November 30, 2022, among shareholders of Anhui NIO AT, Anhui NIO AT and Anhui NIO AD

4.51*	English translation of Exclusive Business Cooperation Agreement, dated November 30, 2022, between Anhui NIO AT and Anhui NIO AD

4.52*	English translation of Exclusive Option Agreements, dated November 30, 2022, among shareholders of Anhui NIO AT, Anhui NIO AT and Anhui NIO AD

4.53*	English translation of Confirmation and Undertaking Letters, dated November 30, 2022, executed by shareholders of Anhui NIO AT

4.54*	English translation of Consent Letters, dated November 30, 2022, executed by the spouses of the shareholders of Anhui NIO AT

4.55*	English translation of Power of Attorney, dated December 12, 2022, executed by the shareholders of Anhui NIO DT, Anhui NIO DT and NIO China

4.56*	English translation of Loan Agreements, dated December 12, 2022, between shareholders of Anhui NIO DT and NIO China

4.57*	English translation of Equity Pledge Agreements, dated December 12, 2022, among shareholders of Anhui NIO DT, Anhui NIO DT and NIO China

4.58*	English translation of Exclusive Business Cooperation Agreement, dated December 12, 2022, between Anhui NIO DT and NIO China

4.59*	English translation of Exclusive Option Agreements, dated December 12, 2022, among shareholders of Anhui NIO DT, Anhui NIO DT and NIO China

4.60*	English translation of Confirmation and Undertaking Letters, dated December 12, 2022, executed by shareholders of Anhui NIO DT

4.61*	English translation of Consent Letters, dated December 12, 2022, executed by the spouses of the shareholders of Anhui NIO DT

8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1***	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2***	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2*	Consent of Han Kun Law Offices

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Previously filed with the Original Filing

**	Filed herewith.

***	Furnished herewith.

†	Confidential treatment has been requested for certain portions of this exhibit pursuant to Rule 406 under the Securities Act and Division of Corporation Finance Staff Legal Bulletin No. 1. In accordance with Rule 406 and Staff Legal Bulletin No. 1, these confidential portions have been omitted and filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NIO Inc.

By:	/s/ Bin Li
Name:	Bin Li
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: March 15, 2024