Form 20-F
period 2023-12-31
NIO Inc.
filed 2024-04-09
CIK 1736541

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.

For the transition period from to .

Commission file number: 001-38638

NIO Inc.

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Building 19, No. 1355, Caobao Road, Minhang District

Shanghai, People’s Republic of China

(Address of Principal Executive Offices)

Wei Feng, Chief Financial Officer

Building 19, No. 1355, Caobao Road, Minhang District

Shanghai, People’s Republic of China

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

As of December 31, 2023, there were (i) 1,932,063,749 Class A ordinary shares outstanding, par value US$0.00025 per share, and (ii) 148,500,000 Class C ordinary shares outstanding, par value US$0.00025 per share.

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

INTRODUCTION

In this annual report on Form 20-F, except where the context otherwise requires and for purposes of this annual report only:

●	“ADAS” refers to advanced driver assistance system;
●	“ADR” refers to the American depositary receipt that evidences the ADS;
●	“ADSs” refer to our American depositary shares, each of which represents one Class A ordinary share;
●	“AI” refers to artificial intelligence;
●	“Anhui NIO AT” refers to Anhui NIO AI Technology Co., Ltd., one of the VIEs;
●	“Anhui NIO DT” refers to Anhui NIO Data Technology Co., Ltd., one of the VIEs;
●	“Beijing NIO” refers to Beijing NIO Network Technology Co., Ltd., one of the VIEs;
●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.00025 per share;
●	“Class B ordinary shares” refer to the Class B ordinary shares that we historically authorized and issued, par value US$0.00025 per share. All the authorized Class B ordinary shares were redesignated as Class A ordinary shares at the annual general meeting held on August 25, 2022;
●	“Class C ordinary shares” refer to our Class C ordinary shares, par value US$0.00025 per share;
●	“EV” refers to electric passenger vehicle;
●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;
●	“Hong Kong Listing Rules” refer to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;
●	“ICE” refers to internal combustion engine;
●	“Main Board of the Hong Kong Stock Exchange” refers to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;
●	“Main Board of the Singapore Exchange” refers to the stock market operated by The Singapore Exchange Securities Trading Limited;
●	“NEVs” refer to new energy passenger vehicles;

●	“NIO,” “we,” “us,” “our company,” and “our” refer to NIO Inc., our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information, include the VIEs, namely Beijing NIO, Anhui NIO AT and Anhui NIO DT, and their respective subsidiaries, where applicable;
●	“Ordinary shares” refer to our Class A ordinary shares and Class C ordinary shares, each of par value US$0.00025 per share;
●	“Relevant Period” refers to the period commencing from the date on which any of our shares first become secondary listed on the Hong Kong Stock Exchange to and including the date immediately before the day on which the secondary listing is withdrawn from the Hong Kong Stock Exchange. As of the date of this annual report, we are in the Relevant Period;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“Singapore Exchange” refers to The Singapore Exchange Securities Trading Limited; and
●	“US$,” “dollars” or “U.S. dollars” refer to the legal currency of the United States.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.0999 to US$1.00, the exchange rate in effect as of December 29, 2023 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. Unless otherwise specified, the description of our vehicles, services and business models in this report refers to our business in China.

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

ITEM 3.       KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs

NIO Inc. is not an operating company in China but a Cayman Islands holding company with no equity ownership in its consolidated variable interest entities, or VIEs. We conduct our operations in China (i) primarily through our PRC subsidiaries, and (ii) to a much lesser extent, through the VIEs, namely Beijing NIO, Anhui NIO AT, and Anhui NIO DT, with each of which we maintain contractual arrangements, and their subsidiary. We have also established subsidiaries in the United States, Germany, the United Kingdom, Norway and other overseas jurisdictions to promote our services and businesses, entering into business contracts with offshore counterparties and holding overseas intellectual properties.

PRC laws and regulations (i) restrict and impose conditions on foreign investment in value-added telecommunication services, including without limitation, performing internet information services as well as holding certain related licenses; and (ii) prohibit foreign investment in certain services related to autonomous driving as well as the holding of licenses by foreign entities. Additionally, in practice, subject to the qualifications set by China Banking and Insurance Regulatory Commission for foreign shareholders of the insurance brokerage companies, the China Banking and Insurance Regulatory Commission typically would not approve the establishment of foreign-invested insurance brokerage companies which perform insurance brokerage services and hold certain related licenses. Accordingly, we operate these businesses in China through Beijing NIO, Anhui NIO AT, and Anhui NIO DT, or as referred to as the VIEs, and their subsidiary. We rely on contractual arrangements among our PRC subsidiaries, the VIEs and their nominee shareholders to maintain a controlling financial interest as the primary beneficiary of each VIE (as defined in U.S. GAAP, ASC 810). Under U.S. GAAP, we consolidate each VIE within our consolidated financial statements. Specifically, we operate value-added telecommunication services, including without limitation, performing internet information services, and hold certain related licenses, through Beijing NIO. We rely on the contractual arrangements with Anhui NIO DT and its shareholders to operate insurance brokerage services. NIO Insurance Broker Co., Ltd., the subsidiary of Anhui NIO DT, currently holds an insurance brokerage license and provides insurance brokerage services primarily related to vehicles and properties. We intend to obtain requisite licenses for certain supporting functions during the development of our assisted and intelligent driving technology through Anhui NIO AT. As of the date of this annual report, the business operations of the VIEs are insignificant in relation to our total revenues and net loss. As used in this annual report, “NIO,” “we,” “us,” “our company,” and “our” refer to NIO Inc., our Cayman Islands holding company and its subsidiaries, and in the context of describing our operations and consolidated financial information, include the VIEs and their respective subsidiaries, where applicable.

The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIEs, as of the date of this annual report:

In April 2018, we entered into a series of contractual arrangements through one of our PRC subsidiaries with Beijing NIO and its shareholders, which were replaced by a new set of contractual arrangements we entered into with the same parties in April 2021. Further, in November 2022 and December 2022, we entered into a series of contractual arrangements through our respective PRC subsidiaries with each of Anhui NIO AT and Anhui NIO DT, respectively, and their respective shareholders, to conduct certain future operations in China. These contractual arrangements enable us to:

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

Beijing NIO, Anhui NIO AT, and Anhui NIO DT and its subsidiary, taking into account all of their respective business with or without foreign investment restrictions and prohibitions under PRC laws, contributed insignificantly to our total revenues, accounting for nil, nil and RMB13.8 million (US$2.0 million) for the years ended December 31, 2021, 2022 and 2023, respectively. The VIEs provided services internally to our subsidiaries, and such services amounted to RMB0.6 million, RMB89.2 million and RMB110.5 million (US$15.6 million) for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2021, 2022 and 2023, none of Beijing NIO, Anhui NIO AT and Anhui NIO DT had significant operations or any material assets or liabilities.

Holdings of our ADSs and Class A ordinary shares are not holding equity interests in the VIEs in China but instead are holding equity interests in a holding company incorporated in the Cayman Islands. We do not have any equity interests in the VIEs. However, as a result of contractual arrangements, we have a controlling financial interest over and are considered the primary beneficiary of each of the VIEs, and we have consolidated the financial results, pursuant to U.S. GAAP, each of these entities in our consolidated financial statements. However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs and we may incur substantial costs to enforce the terms of the arrangements. If the VIEs or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over the VIEs. Furthermore, if we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of the VIEs in our financial statements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders to hold a controlling financial interest over each VIE, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIEs have conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to contractual arrangements will be adopted or if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. Our Cayman Islands holding company, our PRC subsidiaries and the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that our VIE arrangements do not comply with PRC laws, or if these PRC laws change, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties regarding the interpretation and enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Permissions Required from the PRC Authorities for Our Operations

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the VIEs have obtained the requisite licenses and permits from the PRC government authorities that are material for the main business operations of our holding company, our PRC subsidiaries and the VIEs in China, including, among others, a license for conducting internet content provision services, or the ICP license, and the insurance brokerage license. In addition, we have completed the filing process for our electric passenger vehicle investment project with the authorities in Anhui province and have been included in the Ministry of Industry and Information Technology’s catalogue of approved manufacturers. Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business operations in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulations on internet-related business, automotive businesses and other business carried out by our PRC subsidiaries and the VIEs.”

Meanwhile, the PRC government has sought to exert more oversight and control over capital raising activities of listed companies that are conducted overseas and/or foreign investment in China-based issuers. In December 2021, the Cyberspace Administration of China, or the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators that conduct data process activities must be subject to the cybersecurity review if their activities affect or may affect national security. On February 17, 2023, China Securities Regulatory Commission, or the CSRC, released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which were formally implemented on March 31, 2023. According to these rules, domestic enterprises like us that have completed overseas listings are not required to file with CSRC immediately, but shall carry out filing procedures as required if we conduct refinancing or fall within other circumstances that require filing with the CSRC. Any failure to obtain or delay in obtaining such approval or completing such procedures could subject us to restrictions and penalties imposed by the CSRC, the CAC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our offshore offerings into China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or filing.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023, signed into law on December 29, 2022, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board (United States), or the PCAOB, for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed NIO Inc. as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

NIO Inc. is a holding company with no material operations of its own. We conduct our operations in China (i) primarily through our PRC subsidiaries, and (ii) to a much lesser extent, the VIEs and their subsidiary. As a result, although other means are available for us to obtain financing at the holding company level, NIO Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by the VIEs in China. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to NIO Inc. In addition, our PRC subsidiaries are permitted to pay dividends to NIO Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange of the PRC, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs and their subsidiaries in which we have no legal ownership, totaling RMB38,902.1 million, RMB40,720.9 million and RMB42,256.2 million (US$5,951.7 million) as of December 31, 2021, 2022 and 2023, respectively, and the net assets of the VIEs and their subsidiaries that are restricted was nil, RMB50.0 million and RMB54.7 million (US$7.7 million) as of December 31, 2021, 2022 and 2023, respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on distributions by our PRC subsidiaries for our financing requirements, and any limitation on our PRC subsidiaries to make payments to us could have a material and adverse effect on our business.”

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

(3)

The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

Under PRC law, NIO Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. NIO Inc. and its subsidiaries extended loans to the nominee shareholders of the VIEs for their investment in the VIEs, with outstanding principal amount of RMB0.1 million, RMB50.1 million and RMB50.1 million (US$7.1 million) as of December 31, 2021, 2022 and 2023, respectively. In addition, NIO Inc. and its subsidiaries also extended loans to the VIEs for operations with outstanding principal amount of RMB7.0 million, RMB32.8 million and RMB86.9 million (US$12.2 million) as of December 31, 2021, 2022 and 2023, respectively.

Pursuant to the exclusive business cooperation agreements between NIO Co., Ltd., or Shanghai NIO, a wholly-owned subsidiary of our company, and Beijing NIO, Shanghai NIO may adjust the payment time and payment method of the service fees, and Beijing NIO will accept any such adjustment. For the years ended December 31, 2021, 2022 and 2023, no service under the contractual arrangements was provided by Shanghai NIO and no service fee was paid by Beijing NIO to Shanghai NIO accordingly. We intend to determine the amount of service fee and payment method based on the working capital needs of Shanghai NIO and Beijing NIO, and settle such service fees accordingly in the future. Pursuant to a separate service agreement, for the years ended December 31, 2021, 2022 and 2023, Shanghai NIO paid Beijing NIO RMB0.6 million, RMB0.7 million and RMB0.7 million (US$0.1 million) for services provided by Beijing NIO.

Pursuant to the exclusive business cooperation agreement dated November 30, 2022 between Anhui NIO Autonomous Driving Technology Co., Ltd., or Anhui NIO AD, a wholly-owned subsidiary of our company, and Anhui NIO AT, Anhui NIO AD may adjust the payment time and payment method of the service fees, and Anhui NIO AT will accept any such adjustment. For the years ended December 31, 2022 and 2023, no service under the contractual arrangements was provided by Anhui NIO AD and no service fee was paid by Anhui NIO AT to Anhui NIO AD accordingly. We intend to determine the amount of service fee and payment method based on the working capital needs of Anhui NIO AD and Anhui NIO AT, and settle such service fees accordingly in the future. Pursuant to a separate service agreement, for the years ended December 31, 2021, 2022 and 2023, Anhui NIO AD paid Anhui NIO AT nil, RMB70.1 million and RMB58.4 million (US$8.2 million) for services provided by Anhui NIO AT.

Pursuant to the exclusive business cooperation agreement dated December 12, 2022 between NIO Holding Co., Ltd., or NIO China, a PRC subsidiary in which we hold 92.114% controlling equity interests, and Anhui NIO DT, NIO China may adjust the payment time and payment method of the service fees, and Anhui NIO DT will accept any such adjustment. For the years ended December 31, 2022 and 2023, no service under the contractual arrangements was provided by NIO China and no service fee was paid by Anhui NIO DT to NIO China accordingly. We intend to determine the amount of service fee and payment method based on the working capital needs of NIO China and Anhui NIO DT, and settle such service fees accordingly in the future.

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

As of December 31, 2021, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023, none of Beijing NIO, Anhui NIO AT and Anhui NIO DT had significant operations or any material assets or liabilities. As a result, the financial information related to the consolidated VIEs were insignificant to our consolidated financial statements.

A.          [Reserved]

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

Summary of Risk Factors

An investment in our ADSs and Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	The automotive market is highly competitive, and we face significant challenges in competing in our industry;
●	Our ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale is still evolving;
●	We have not been profitable, and only generated positive cash flows from operations in certain periods;
●	We have limited experience in independent manufacturing. Any delays in the manufacturing and launching of our products, or ramping up of our production capacity, could have a material adverse effect on our business;
●	Manufacturing in collaboration with partners is subject to risks;
●	The unavailability, reduction or elimination of government and economic incentives or governmental policies which are favorable for electric vehicles and domestically produced vehicles could have a material adverse effect on our business;
●	Our current or future vehicles may not perform in line with customer expectations;
●	We may face challenges providing our power solutions;
●	Our products and services may not be generally accepted by our users. If we are unable to provide or arrange satisfactory products or customer service for our users, our business and reputation may be materially and adversely affected;
●	We are dependent on our suppliers, many of whom are our single source suppliers for the components they supply; and

●	We rely on Battery Asset Company to provide Battery as a Service to our users. If Battery Asset Company fails to achieve smooth and stable operations, our Battery as a Service may be materially and adversely affected.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China (i) primarily through our PRC subsidiaries, and (ii) to a much lesser extent, the VIEs with which we maintain contractual arrangements, and their subsidiary. Investors in our ADSs and Class A ordinary shares thus are not purchasing equity interests in the VIEs in China but instead are purchasing equity interests in a Cayman Islands holding company. If the PRC government deems that our VIE arrangements do not comply with PRC laws, or if these PRC laws change, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group;
●	We rely on contractual arrangements with the VIEs and their shareholders to hold a controlling financial interest over each VIE, which may not be as effective as direct ownership in providing operational control;
●	Our ability to enforce the equity pledge agreements between us and the VIEs’ shareholders may be subject to limitations based on PRC laws and regulations; and
●	The shareholders of the VIEs have conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

We face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Changes in China’s political or social conditions or government policies could have a material and adverse effect on our business and results of operations;
●	Risks and uncertainties regarding the interpretation and enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us”;
●	The PRC government’s significant authority in regulating our operations and its oversight and control over capital raising activities of listed companies conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs”;
●	The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or filing;
●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulations on internet-related business, automotive businesses and other business carried out by our PRC subsidiaries and the VIEs;

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections; and
●	Our ADSs may be prohibited from being traded in the United States under the HFCAA in the future if the PCAOB determines that it is unable to inspect or investigate completely auditor located in China. The delisting or prohibition of trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.”

Risks Related to Our ADSs and Class A Ordinary Shares

In addition to the risks described above, we are subject to risks related to our ADSs and Class A ordinary shares:

●	We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange;
●	If we change the listing venue of our securities, you may lose the shareholder protection mechanisms afforded under the regulatory regimes of the applicable securities exchange;
●	The trading prices of our listed securities have been and are likely to continue to be, volatile, which could result in substantial losses to investors;
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares and/or ADSs, the market price for our Class A ordinary shares and/or ADSs and trading volume could decline; and
●	Our dual-class voting structure will limit the holders of our Class A ordinary shares and ADSs to influence corporate matters, provide certain shareholders of ours with substantial influence and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Risks Related to Our Business and Industry

The automotive market is highly competitive, and we face significant challenges in competing in our industry.

The automotive market is highly competitive and we expect it will become more competitive in the future as additional players enter into this market. We compete with both NEV and ICE vehicles targeting the mid- to high-end segment. Many of our current and potential competitors, particularly international competitors, have significantly greater financial, engineering, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, promotion, sale and support of their products. Factors affecting competition include, among others, pricing, technological innovation, product design and performance, product quality and safety, service and charging options, user experience, and manufacturing efficiency. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect our business, financial condition, operating results and prospects.

Moreover, we expect competition in the China automotive market to intensify in the future in light of intense price competition and phase-out of government subsidies. Increasing competition may lead to lower vehicle unit sales and increasing inventory, which may result in downward price pressure and may adversely affect our business, financial condition, results of operations, and prospects. Furthermore, our competitive advantage as the company with the first-to-market and leading EV volume-manufactured domestically in China will be severely compromised if our competitors begin making deliveries earlier than expected, or offer more favorable pricing than we do. We may also be affected by the growth of the overall China automotive market. There have been fluctuations in the retail sales of the passenger vehicles in China in recent years. If the demand for automobiles in China decreases, our business, results of operations and financial condition could be materially adversely affected. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and our market share. There can be no assurance that we will be able to compete successfully in our markets. If our competitors introduce new vehicles or services that successfully compete with or surpass the quality or performance of our vehicles or services at more competitive prices, we may be unable to satisfy existing customers or attract new customers at the price levels that would allow us to generate attractive rates of return on our investment.

You should consider our business and prospects in light of the risks and challenges we face in our industry, including, among other things, with respect to our ability to:

●	design and produce safe, reliable and quality vehicles on an ongoing basis;
●	build a well-recognized and respected brand;
●	establish and expand our customer base;
●	successfully market our vehicles and services;
●	competitively price our products and services, and successfully anticipate the sales volume of our vehicle products and the take-rate of services provided to users;
●	improve and maintain our operational efficiency;
●	maintain a reliable, secure, high-performance and scalable technology infrastructure;
●	successfully develop and protect our core technologies;
●	attract, retain and motivate talented employees;
●	anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape; and
●	navigate an evolving and complex regulatory environment.

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

Our continued development and manufacturing of our current and future vehicle models are and will be subject to risks, including with respect to:

●	our ability to secure necessary funding;
●	the equipment we use being able to accurately manufacture the vehicle within specified design tolerances;
●	compliance with environmental, workplace safety and similar regulations;
●	securing necessary components on acceptable terms and in a timely manner;
●	delays in delivery of final component designs to our suppliers, or delays in the development and delivery of our core technologies and new vehicle models, such as our NIO Assisted and Intelligent Driving, or NAD, and technologies for batteries;
●	our ability to attract, recruit, hire and train skilled employees;
●	quality controls;
●	delays or disruptions in our supply chain;
●	our ability to maintain solid partnership with our suppliers; and
●	other delays in manufacturing and production capacity expansion, and cost overruns.

Currently, our product portfolio consists of the ES8, a six-seater smart electric flagship SUV, the ES7 (or the EL7), a mid-large five-seater smart electric SUV, the ES6 (or the EL6), a five-seater all-round smart electric SUV, the EC7, a five-seater smart electric flagship coupe SUV, the EC6, a five-seater smart electric coupe SUV, the ET9, a smart electric executive flagship, the ET7, a smart electric flagship sedan, the ET5, a mid-size smart electric sedan, and the ET5T, a smart electric tourer. Our vehicles may not meet customer expectations and our future models may not be commercially viable. Historically, automobile customers have expected auto companies to periodically introduce new and improved vehicle models. In order to meet these expectations, we may be required to introduce new vehicle models and enhanced versions of existing vehicle models. To date, we have limited experience designing, testing, manufacturing, marketing and selling our electric vehicles and therefore cannot assure you that we will be able to meet customer expectations.

Any of the foregoing could have a material adverse effect on our results of operations and growth prospects.

We have not been profitable, and only generated positive cash flows from operations in certain periods.

We have not been profitable since our inception, and only generated positive cash flows from operations in certain periods. We incurred net losses of RMB4,016.9 million, RMB14,437.1 million and RMB20,719.8 million (US$2,918.3 million) for the years ended December 31, 2021, 2022 and 2023, respectively. In addition, although we generated positive operating cash flows in 2021, we had negative operating cash flows of RMB3,866.0 million and RMB1,381.5 million (US$194.6 million) in 2022 and 2023, respectively.

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

We have made significant up-front investments in research and development, power network, service network, and sales and marketing to rapidly develop and expand our business. We expect to continue to invest significantly in research and development, sales and service network, and in production capacity expansion, to further develop and expand our business, and these investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all. For example, we are working on the development of electric vehicles targeting the mass market, assisted and intelligent driving technologies, other core technologies, and smart devices. We cannot assure you that we will be able to compete successfully against existing or future competitors in those new areas. Additionally, the electric vehicle industry is witnessing a trend where numerous market players are resorting to aggressive pricing strategies to carve out a larger market share. Maintaining our current margins could become increasingly challenging amidst this price-cutting competition. Adjusting our pricing may become essential to remain competitive, while this could lead to a direct contraction of our margin levels, and adversely affect our financial condition and results of operations.

We may continue to record net losses and negative operating cash flows in the near future. We may not generate sufficient revenues, or we may incur substantial losses for a number of reasons, including lack of demand for our vehicles and services, increasing competition, challenging macro-economic environment, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenue or achieving profitability. If we are unable to achieve profitability, we may have to reduce the scale of our operations, which may impact our business growth and adversely affect our financial condition and results of operations. In addition, our continuous operation depends on our capability to improve operating cash flows as well as our capacity to obtain sufficient external equity or debt financing. If we do not succeed in doing so, we may have to limit the scale of our operations, which may limit our business growth and adversely affect our financial condition and results of operations.

We have limited experience in independent manufacturing. Any delays in the manufacturing and launching of our products, or ramping up of our production capacity, could have a material adverse effect on our business.

Auto companies often experience delays in the design, manufacture and commercial release of new vehicle models. We had been, and will continue to target a broader market with our future vehicles, and to the extent we need to delay the launch of our vehicles, our growth prospects could be adversely affected as we may fail to grow our market share. We also plan to periodically perform facelifts or refresh existing models, which could also be subject to delays. We may introduce in the future new or unique manufacturing processes and design features for our products. As we expand our vehicle offerings and global footprint, there is no guarantee that we will be able to successfully and timely introduce and scale such processes or features. Furthermore, we rely on third-party suppliers for the provision and development of many of the key components and materials used in our vehicles. To the extent our suppliers experience any delays in providing us with or developing necessary components, we could experience delays in delivering on our timelines.

In addition, our manufacturing model has transitioned from joint manufacturing to independent manufacturing, potentially introducing new risks. Such a shift poses additional challenges due to our limited experience in manufacturing independently. The intricacies of overseeing all aspects of production independently, such as managing the entire production line and supervising production personnel, may lead to unforeseen obstacles in maintaining efficiency and timeliness, and, ultimately, delays in product launch and delivery. Therefore, we may be required to invest in more time and resources to assure that vehicles manufactured at our own facilities comply with our quality standards and regulatory requirements. We have limited experience in managing our manufacturing workforce, and we may also face challenges in providing training to our production personnel. Additionally, we cannot assure you that we will be able to attract or retain qualified personnel or other highly skilled employees in a timely and cost-efficient manner. Any failure to effectively manage or provide adequate training to our manufacturing workforce and production personnel, as well as attract or retain qualified personnel, may result in delays in production, reduced efficiency, and potential quality issues.

Furthermore, we may need to expand or convert our existing manufacturing facilities in the future to ramp up the production of our current and future vehicle models. The expansion or conversion of our manufacturing facilities could experience delays or other difficulties, potentially affecting the timeline for increasing production capacity. Moreover, as we increase our production capacity and improve our operation efficiency, significant capital may also be required to maintain our property, plant and equipment, and such costs may exceed our current anticipations. There is substantial uncertainty about our ability to achieve these objectives. We cannot assure you that we will be able to complete the expansion or conversion of our manufacturing bases or ramp up our production capacity on schedule and within budget.

Any delay in production ramp-up of our current vehicle models, or in the development, manufacture, launch and production ramp-up of our future vehicle models, including in the build-out of the manufacturing facilities in China for these models or due to any other factors, or in refreshing or performing facelifts to existing models, could subject us to customer complaints and materially and adversely affect our reputation, demand for our vehicles, results of operations and growth prospects.

Manufacturing in collaboration with partners is subject to risks.

In the past, we partnered with Anhui Jianghuai Automobile Group Co., Ltd. (formerly known as Anhui Jianghuai Automobile Co., Ltd.), or JAC, a major state-owned automobile manufacturer in China, for the joint manufacturing of our vehicles in the first advanced manufacturing base, or the F1 Plant, and the second advanced manufacturing base, or the F2 Plant. Under our previous joint manufacturing arrangement, we and JAC jointly manufactured a series of our vehicle models in the F1 Plant and the F2 Plant. We were in charge of vehicle development and engineering, trademarks and technology licensing, supply chain management, manufacturing techniques and quality management and assurance. Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd., or Jianglai, a joint venture for operation management established by JAC and us, was responsible for parts assembly and operation management.

We entered into definitive agreements with JAC in December 2023, pursuant to which we agreed to acquire the manufacturing equipment and assets of the F1 Plant and the F2 Plant from JAC for a total consideration of approximately RMB3.16 billion, excluding tax. The asset transfer was completed in December 2023. In addition, we have completed the filing process for our electric passenger vehicle investment project with the authorities in Anhui province and have been included in the Ministry of Industry and Information Technology’s catalogue of approved manufacturers. Our manufacturing model has transitioned from joint manufacturing to independent manufacturing. We have commenced independent manufacturing of all our current vehicles models in the F1 Plant and the F2 Plant. We have also entered into a manufacturing technical services agreement with Jianglai, pursuant to which Jianglai provides certain technical support and services to us in support of our independent manufacturing, including logistics and planning, production quality control, and technical training and skills enhancement for our production personnel.

We were subject to operational risks under our previous joint manufacturing arrangement. Although we have transitioned to independent manufacturing, we expect Jianglai to provide technical support and services to us in support of our independent manufacturing. We may have limited ability to control the actions of Jianglai and its performance under the manufacturing technical services agreement. In addition, to the extent JAC or Jianglai are subject to negative publicity or harm to their reputation relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with them. Any of the foregoing could adversely affect our business, financial condition and results of operations.

The unavailability, reduction or elimination of government and economic incentives or governmental policies which are favorable for electric vehicles and domestically produced vehicles could have a material adverse effect on our business.

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

China’s central government provided subsidies for purchases of certain NEVs until 2022 and reviews and further adjusts the subsidy standard on an annual basis. We have seen a general decrease in the amount of government subsidies available to purchase of NEVs in recent years. For example, the 2020 subsidy standard, effective from April 23, 2020, reduces the base subsidy amount in general by 10% for each NEV, and sets subsidies for around two million vehicles as the upper limit of annual subsidy scale. The 2022 subsidy standard was further reduced by 30% compared to the standard of 2021. In addition, the subsidy policy for the purchase of NEVs in 2022 was terminated on December 31, 2022, and that subsidy will no longer be granted to vehicles where car licenses are issued after December 31, 2022. We believe that our sales performance in 2021, 2022 and 2023 was negatively affected by the reduction in the subsidy standard to some extent. In addition, local governments in China have been implementing incentives and subsidy policies for consumers, such as NEV replacement subsidies. If these favorable government incentives and subsidies are scaled back in the future, it could potentially reduce consumers’ willingness to purchase NEVs, thereby negatively impacting our vehicle sales.

Our vehicle sales may also be impacted by government policies such as tariffs on imported vehicles and foreign investment restrictions in the industry. The tariff in China on imported passenger vehicles (other than those originating in the United States of America) was reduced to 15% starting from July 1, 2018. As a result, pricing advantage of domestically manufactured vehicles could be diminished. There used to be a certain limitation on foreign ownership of automakers in China, but for automakers of NEVs, such limit was lifted in 2018. Further, pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or 2021 Negative List, most recently jointly promulgated by the Ministry of Commerce of the PRC and the National Development and Reform Commission of the PRC, or the NDRC, on December 27, 2021 and took effect on January 1, 2022, the limit on foreign ownership of automakers for ICE passenger vehicles was also lifted. As a result, foreign NEV competitors could build wholly-owned facilities in China without the need for a domestic joint venture partner. These changes could affect the competitive landscape of the NEV industry and reduce our pricing advantage, which may adversely affect our business, results of operations and financial condition.

Apart from vehicle purchase subsidies, China’s central government has adopted an NEV credit scheme that incentivizes OEMs to increase the production and sale of NEVs. On June 29, 2023, the Ministry of Industry and Information Technology of the PRC, the Ministry of Finance, the Ministry of Commerce, the General Administration of Customs of the PRC, and the State Administration for Market Regulation, jointly promulgated the Decision on Amending Measures for the Parallel Administration of the Average Fuel Consumption and New Energy Vehicle Credits of Passenger Vehicle Enterprises, which took effect on August 1, 2023. Under these measures, each of the vehicle manufacturers and vehicle importers above a certain scale is required to, among other things, maintain its new energy vehicles credits, or the NEV credits, and corporate average fuel consumption credits, above zero, regardless of whether NEVs or ICE vehicles are manufactured or imported by it, and NEV credits can be earned only by manufacturing or importing NEVs. Therefore, NEV manufacturers will enjoy preferences in obtaining and calculating NEV credits. Additionally, the Ministry of Industry and Information Technology will establish an NEV credits pool for passenger vehicle enterprises to store or withdraw positive NEV credits, and decide whether to open such pool before July 30 each year based on the average fuel consumption of passenger vehicle enterprises across the country and the supply and demand of NEV credits. The positive NEV credits stored in the credit pool do not have a carryover ratio requirement and are valid for five years. Furthermore, NEV credits are equal to the aggregate actual scores of a vehicle manufacturer or a vehicle importer minus its aggregate targeted scores. The actual scores shall be calculated by multiplying the score of each new energy vehicle model, which depends on various metrics such as the driving range, battery energy efficiency and the rated power of fuel cell systems, and is calculated based on formula published by the Ministry of Industry and Information Technology (in the case of a battery electric vehicle, the NEV credit of each vehicle is calculated by multiplying 0.0034 by the vehicle’s mileage, adding 0.2 to the result, and then multiplying the total by the mileage adjustment coefficient, battery energy density adjustment coefficient, and electricity consumption coefficient), by the respective production or import volume, while the targeted scores shall be calculated by multiplying the annual production or import volume of traditional ICEs of a vehicle manufacturer or importer by the NEV credit ratio set by the Ministry of Industry and Information Technology. The NEV credit ratios are 14%, 16% and 18% for the years of 2021, 2022 and 2023. Excess positive NEV credits, or the automotive regulatory credits, are tradable and may be sold to other enterprises through a credit trading scheme established by the Ministry of Industry and Information Technology while excess positive corporate average fuel consumption credits can only be carried forward or transferred among related parties. Negative NEV credits can be offset by purchasing automotive regulatory credits from other manufacturers or importers. We have earned positive NEV credits through manufacturing new energy vehicles and sold some of our automotive regulatory credits to other vehicle manufacturers or importers. We generated revenue from the sale of automotive regulatory credits totaled RMB516.5 million, RMB67.3 million and RMB10.6 million (US$1.5 million) in 2021, 2022 and 2023, respectively. The credits earned are calculated based on the formula published by the Ministry of Industry and Information Technology, which is dependent on various metrics such as vehicle mileage and battery energy efficiency. There is no guarantee that we will continue to earn a similar level or amount of credits going forward. Moreover, as the prices for automotive regulatory credits are subject to market demand, which affects the amount of regulatory credits generated by other vehicle manufacturers during a given period, we cannot assure you that we will continue to sell our automotive regulatory credits at the current price or a higher price. Any changes in government policies to restrict or eliminate such automotive regulatory credits trading could adversely affect our business, financial condition and results of operations.

On June 19, 2023, the Ministry of Industry and Information Technology, the Ministry of Finance and the State Taxation Administration jointly promulgated the Announcement on Continuing and Optimizing the Vehicle Purchase Tax Reduction and Exemption Policies for New Energy Vehicles. Pursuant to such announcement, the NEVs purchased during the period from January 1, 2024 to December 31, 2025, shall be exempt from vehicle purchase tax, with the amount of tax exemption for each new energy passenger vehicle not exceeding RMB30,000, and the vehicle purchase tax on the NEVs purchased during the period from January 1, 2026 to December 31, 2027, shall be reduced by half, with the amount of tax reduction for each new energy passenger vehicle not exceeding RMB15,000.

Such negative influence and our undermined sales performance resulted therefrom could continue. Furthermore, China’s central government provides certain local governments with funds and subsidies to support the roll-out of charging infrastructure. See “Item 4. Information on the Company—B. Business Overview—Regulations—Favorable Government Policies Relating to New Energy Vehicles in the PRC.” These policies are subject to change and beyond our control. We cannot assure you that any changes would be favorable to our business. Furthermore, any reduction, elimination, delayed payment or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of electric vehicles, fiscal tightening or other factors may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our electric vehicles in particular. In addition, as we seek to increase our revenues from vehicle sales, we may also experience an increase in accounts receivable relating to government subsidies. However, the collection of the government subsidies is subject to the appropriation arrangement and cadence of the governmental authority. Any uncertainty or delay in collection of the government subsidies may also have an adverse impact on our financial condition. For more details, please refer to “10. Other Non-current Assets” set forth in our consolidated financial statements included elsewhere in this annual report. Any of the foregoing could materially and adversely affect our business, results of operations, financial condition and prospects.

Our current or future vehicles may not perform in line with customer expectations.

Our current or future vehicles may not perform in line with customers’ expectations. For example, our vehicles may not have the durability or longevity of other vehicles in the market, and may not be as easy and convenient to repair as other vehicles in the market. Any product defects or any other failure of our vehicles to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

In addition, the range of our vehicles on a single charge declines principally as a function of usage, time and charging patterns as well as other factors. For example, a customer’s use of his or her electric vehicle as well as the frequency with which he or she charges the battery can result in additional deterioration of the battery’s ability to hold a charge.

Furthermore, our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. We have delivered vehicles based on NIO Technology 2.0, or NT2.0, with certain features of the NAD, and plan to gradually turn on more features of the NAD. We cannot assure you that the NAD will ultimately perform in line with expectations. Our vehicles use a substantial amount of software code to operate and software products are inherently complex and often contain defects and errors when first introduced.

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

We provide our users with comprehensive power solutions. Our power solutions include home charger, which we refer to as Power Home; battery swapping, which we refer to as Power Swap; supercharging piles, which we refer to as Power Charger; destination charging piles, which we refer to as Destination Charger; and mobile charging, which we refer to as Power Mobile. In addition, we offer our users our One Click for Power valet service where we pick up, charge and then return the vehicle. For each of our vehicle models, we currently offer two battery options: (i) the 75 kWh battery, or the Standard Range Battery and (ii) the 100 kWh battery, or the Long Range Battery. We expect to deliver the 150 kWh battery, or the Ultra-long Range Battery, with the next generation battery technology in the near future. We have experienced delays in delivering our power solutions in the past, and we cannot assure you that such delays will not occur again in the future.

We have very limited experience in the actual provision of our power solutions to users and providing these services is subject to challenges, including the challenges associated with sorting out the logistics of rolling out our network and teams in appropriate areas, inadequate capacity or over capacity of our services in certain areas, security risks or risk of damage to vehicles during One Click for Power valet services and the potential for lack of user acceptance of our services. In addition, although the Chinese government has supported the roll-out of a public charging network, the current number of charging infrastructures is generally considered to be insufficient. We also face uncertainties with regard to governmental support and public infrastructure as we roll out our power solutions, including whether we can obtain and maintain access to sufficient charging infrastructure, whether we can obtain any required permits and land use rights and complete any required filings, and whether the government support in this area may discontinue. Furthermore, we may be subject to illegal activities perpetrated against us and our power solutions, which may disrupt our operations and damage user confidence in our vehicles and service offerings, thereby negatively affect our business and results of operations.

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

Our products and services may not be generally accepted by our users. If we are unable to provide or arrange satisfactory products or customer service for our users, our business and reputation may be materially and adversely affected.

We aim to provide users with satisfactory products and a good customer service experience, including by providing our users with access to a full suite of services conveniently through our mobile application and vehicle applications. In addition, we seek to engage with our users on an ongoing basis using online and offline channels, in ways which are non-traditional for automakers. We are also expanding our service scope to meet our users’ evolving demands. For example, in January 2021, we launched NIO Certified, our official used car business. We have established a nationwide used vehicle business network, covering services including vehicle inspection, evaluation, acquisition and sales. We also partner with various used car dealers through our NIO app to assist users in completing their used car transactions more efficiently and conveniently. In addition, we have also started to offer auto financing arrangements to our users directly through our subsidiary, NIO Financial Leasing Co., Ltd., in late 2020. New service offerings will subject us to unknown risks. In addition, we may from time to time roll out new vehicle models and upgraded versions of existing vehicle models to meet the evolving expectations and demands of our users. However, we cannot assure you that our products and services, including new vehicle models or upgraded versions of existing vehicle models, our service package and energy package, our power solution services, our used car service, our auto financing services or our efforts to engage with our users using both our online and offline channels, will be successful, which could impact our revenues as well as our customer satisfaction and marketing.

Our servicing will partially be carried out through third parties which we certified. Although such servicing partners may have experience in servicing other vehicles, we and such partners have very limited experience in servicing our vehicles. Servicing electric vehicles is different from servicing ICE vehicles and requires specialized skills, including high voltage training and servicing techniques. There can be no assurance that our service arrangements will adequately address the service requirements of our users to their satisfaction, or that we and our partners will have sufficient resources to meet these service requirements in a timely manner as the volume of vehicles we deliver increases.

In addition, if we are unable to roll out and establish a widespread service network, user satisfaction could be adversely affected, which in turn could materially and adversely affect our sales, results of operations and prospects.

We are dependent on our suppliers, many of whom are our single source suppliers for the components they supply.

Each of our vehicle models uses a great amount of purchased parts from suppliers, many of whom are currently our single source suppliers for these components, and we expect that this will be similar for any future vehicle we may produce. The supply chain exposes us to multiple potential sources of delivery failure or component shortages. While we obtain components from multiple sources whenever possible, similar to other players in our industry, many of the components used in our vehicles are components we purchased from a single source. To date, we have not qualified alternative sources for most of the single sourced components used in our vehicles and we do not maintain long-term agreements with some of our single source suppliers. In addition, part of our supply chain is geographically concentrated. The lack of geographic diversification in our suppliers could lead to increased costs and delays in production of our vehicles.

Qualifying alternative suppliers or developing our own replacements for certain highly customized components of our vehicles, may be time-consuming and costly. Any disruption in the supply of components, whether or not from a single source supplier, could temporarily disrupt the production of our vehicles until an alternative supplier is fully qualified or is otherwise able to supply us with the required material. There can be no assurance that we would be able to successfully retain alternative suppliers or supplies on a timely basis, on acceptable terms or at all. Furthermore, our collaboration with startup suppliers poses a potential risk to our operations. These suppliers may lack the experience and resources to effectively manage their supply chains, leading to potential disruptions in the delivery of goods or services to us. In addition, operational inefficiencies within these suppliers may lead to inconsistencies in product or service quality, thereby affecting our own ability to deliver high-quality products or services to our customers. Some of these suppliers may have limited financial resources and rely on external financing to sustain their operations. If they experience financial constraints or fail to sustain their operations, it could impact their ability to meet our requirements, potentially causing delays or disruptions in our operations.

Changes in business conditions, force majeure and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components to us on a timely basis. For example, the global supply constraint of semiconductor chips had negatively impacted our production activity and volume, as a result of which, we temporarily suspended the vehicle production activity in the F1 Plant for five working days starting from March 29, 2021. In May 2021, our vehicle delivery was adversely impacted for several days due to the volatility of semiconductor supply and certain logistical adjustments. In April 2022, we suspended our vehicle production as a result of the component shortages. In July 2022, the production of our ET7 and EC6 was constrained by the short supply of casting parts. Although the reduced production volume and number of vehicles delivered as a result of supply chain volatilities have not had a material impact on our liquidity and capital resources, our results of operations in these periods have been negatively affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business, financial condition and results of operations may be adversely affected by natural disasters, health epidemics and other outbreaks.” While we have been working closely with supply chain partners and have been actively seeking alternative sources of supply, our production activity and results of operations may be impacted should the supply chain volatilities continue. In addition, even if we succeed in locating alternative sources of supply, cooperating with new suppliers will subject us to uncertainties with respect to the reliability of these suppliers and the quality of the components they provide. We cannot assure you that the new sources of component supply will enable us to meet the quality, price, design, engineering, and production standards, as well as the production volumes to satisfy the market demand for our vehicles. Any defects of or quality issues with these components or any non-compliance incidents associated with these third-party suppliers could result in quality issues with our vehicles and hence compromise our brand image and results of operations. Any of the foregoing could materially and adversely affect our results of operations, financial condition and prospects.

We rely on Battery Asset Company to provide Battery as a Service to our users. If Battery Asset Company fails to achieve smooth and stable operations, our Battery as a Service may be materially and adversely affected.

On August 20, 2020, we introduced the Battery as a Service, or BaaS, which allows users to purchase electric vehicles and subscribe for the usage of batteries separately. If users opt to purchase a vehicle and subscribe for the battery under the BaaS, they can enjoy a deduction off the original vehicle purchase price and pay a monthly subscription fee for the battery.

For each user under the BaaS model, we sell a battery to Wuhan Weineng Battery Asset Co., Ltd., or the Battery Asset Company, and the user subscribes for the usage of the battery from the Battery Asset Company. The service we provide to our users under the BaaS relies, in part, on the smooth operation of and stability and quality of service delivered by the Battery Asset Company, which we cannot guarantee. We invested in the Battery Asset Company with CATL, Hubei Science Technology Investment Group Co., Ltd. and a subsidiary of Guotai Junan International Holdings Limited, which we refer to as the Initial BaaS Investors in this annual report. We and the Initial BaaS Investors each invested RMB200 million and held 25% equity interests in the Battery Asset Company at its establishment. In December 2020, April 2021, August 2021 and July 2022, respectively, the Battery Asset Company entered into agreements with new and existing investors for additional financing. We refer to the Initial BaaS Investors together with the other investors of the Battery Asset Company that subsequently joined as the Battery Asset Company Investors. As of the date of this annual report, we beneficially own approximately 19.4% of the equity interests in the Battery Asset Company. As a result, we have significant influence, but not control, over the business operations of the Battery Asset Company. If it fails in delivering smooth and stable operations, we will suffer from negative customer reviews and even returns of products or services and our reputation may be materially and adversely affected.

Additionally, given that we generate a portion of our total revenues from sales of battery purchases and provision of service to the Battery Asset Company, our results of operations and financial performance will be negatively affected if the Battery Asset Company fails to operate smoothly. The Battery Asset Company may finance the purchase of batteries through issuance of equity and debt or bank borrowing. If the Battery Asset Company is unable to obtain future financings from the Battery Asset Company Investors or other third parties to meet its operational needs, it may not be able to make payments to us for the batteries purchased from us on time, to continue purchasing batteries from us and providing them to our users through battery subscription, or to otherwise maintain its healthy and sustainable operations. On the other hand, if the Battery Asset Company bears a significant rate of customer default on its payment obligations, its results of operations and financial performance may be materially impacted, which will in turn reduce the value of our and the Battery Asset Company Investors’ investments in the Battery Asset Company. In addition, in furtherance of the BaaS, we agreed to provide a guarantee to the Battery Asset Company for the default in payment of monthly subscription fees from users, while the maximum amount of guarantee that can be claimed shall not be higher than the accumulated service fees we receive from the Battery Asset Company. As the BaaS user base is expanding, if an increased number of default occurs, our results of operations and financial performance will be negatively affected. As of December 31, 2023, the guarantee liability we provided to Battery Asset Company was immaterial.

Reservations for our vehicles are subject to cancellation.

Reservations for our vehicles are subject to cancellation by the customer until delivery of the vehicle. We have experienced cancellations in the past. While we require a deposit of less than 2.0% of the manufacturer’s suggested retail price, such deposit becomes non-refundable after a certain period of time upon which the reservation will be automatically confirmed. Notwithstanding the non-refundable deposit, our users may still cancel their reservations for many reasons outside of our control. The potentially long wait from the time a reservation is made until the time the vehicle is delivered could also impact user decisions on whether to ultimately make a purchase, due to potential changes in preferences, competitive developments and other factors. If we encounter delays in the delivery our current or future vehicle models, we believe that a significant number of reservations may be cancelled. As a result, no assurance can be made that reservations will not be cancelled and will ultimately result in the final purchase, delivery, and sale of the vehicle. Such cancellations could harm our financial condition, business, prospects and operating results.

We may be subject to risks associated with assisted and intelligent driving technologies.

We provide an enhanced advanced driver assistance system, or ADAS, and plan to offer higher levels of assisted and intelligent driving functionalities, and through our research and development, we continually update and improve our assisted and intelligent driving technologies. Regulatory, safety and reliability issues, or the perception thereof, many of which are beyond our control, could cause the public, our users or our potential business partners to lose confidence in the assisted and intelligent driving solutions in general. The safety of such technology depends in part on end users of vehicles equipped with ADAS and higher levels of assisted and intelligent driving systems, as well as other drivers, pedestrians, other obstacles on the roadways or other unforeseen events. For example, there have been traffic accidents involving vehicles equipped with ADAS, including our NIO vehicles. Even though the actual causes of such traffic accidents may not be associated with the use of ADAS, they resulted in, and any future similar accidents could result in, significant negative publicity, and, in the future, could result in suspension or prohibition of vehicles equipped with ADAS and other assisted and intelligent driving systems, as well as regulatory investigations, recalls, systems or features modifications and related actions. In addition, to the extent accidents associated with our ADAS and other assisted and intelligent driving systems (once launched) occur, we could be subject to liability, government scrutiny and further regulation. For example, our research and development activities related to ADAS are subject to regulatory restrictions on surveying and mapping, as well as driverless road testing. Any further tightening of regulatory restrictions could significantly impede our development of assisted and intelligent driving technologies. Any of the foregoing could materially and adversely affect our results of operations, financial condition and growth prospects.

We may face challenges in expanding our business and operations internationally and our ability to conduct business in international markets may be adversely affected by legal, regulatory, political and economic risks.

We face challenges and risks associated with expanding our business and operations globally into new geographic markets. For example, following our entry into the Norwegian market in 2021, we announced our provision of products and services for Germany, the Netherlands, Denmark, and Sweden in October 2022. New geographic markets may have competitive conditions, user preferences, and discretionary spending patterns that are more difficult to predict or satisfy than our existing markets. In certain markets, we have relatively little operating experience and may not benefit from any first-to-market advantages or otherwise succeed. We may also face protectionist policies that could, among other things, hinder our ability to execute our business strategies and put us at a competitive disadvantage relative to domestic companies. For example, in September 2023, the European Commission announced that an investigation will be launched on whether to impose punitive tariffs to protect European Union producers against lower-priced Chinese electric vehicle imports it says are benefiting from state subsidies. If there are any adverse findings during or upon the conclusion of such investigation, the European Commission may impose countervailing duties or punitive tariffs, which may in turn negatively affect our operations and expansions in Europe. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, the local users, as well as their more established local brand names, requiring us to build brand awareness in that market through greater investments in advertising and promotional activity. International expansion may also require significant capital investment, which could strain our resources and adversely impact current performance, while adding complexity to our current operations. We are subject to PRC law in addition to the laws of the foreign countries in which we operate. If any of our overseas operations, or our associates or agents, violate such laws, we could become subject to sanctions or other penalties, which could negatively affect our reputation, business and operating results.

In addition, we may face operational issues that could have a material adverse effect on our reputation, business and results of operations, if we fail to address certain factors including, but not limited to, the following:

●	lack of acceptance of our products and services, and challenges of localizing our offerings to appeal to local tastes;
●	conforming our products to regulatory and safety requirements and charging and other electric infrastructures;
●	failure to attract and retain capable personnel with international perspectives who can effectively manage and operate local businesses;
●	challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them;
●	availability, reliability and security of international payment systems and logistics infrastructure;
●	challenges of maintaining efficient and consolidated internal systems, including technology infrastructure, and of achieving customization and integration of these systems with the other parts of our technology platform;
●	challenges in replicating or adapting our company policies and procedures to operating environments different from that of China;
●	national security policies that restrict our ability to utilize technologies that are deemed by local governmental regulators to pose a threat to their national security;
●	the need for increased resources to manage regulatory compliance across our international businesses;
●	compliance with privacy laws and data security laws and compliance costs across different legal systems;
●	heightened restrictions and barriers on the transfer of data between different jurisdictions;
●	differing, complex and potentially adverse customs, import/export laws, tax rules and regulations or other trade barriers or restrictions related compliance obligations and consequences of non-compliance, and any new developments in these areas;
●	business licensing or certification requirements of the local markets;

●	challenges in the implementation of BaaS and other innovative business models in countries and regions outside of China;
●	exchange rate fluctuations;
●	political instability and general economic or political conditions in particular countries or regions, including territorial or trade disputes, war and terrorism; and
●	significant capital required for entering into new geographical markets, including cost of promoting our current and future brands in the new markets, building sales and services networks and power infrastructures.

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

The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the United States and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, or other trade matters. Any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from selling products in certain countries. Moreover, many of the recent policy updates in the U.S., including the Clean Network project initiated by the U.S. Department of State in August 2020 and the Entity List regime maintained and regularly updated by the U.S. Bureau of Industry and Security, may have unforeseen implications for our business. In addition, in October 2022, the U.S. Commerce Department’s Bureau of Industry and Security imposed additional export controls on certain advanced computing semiconductor chips, integrated circuits, semiconductor manufacturing items and related transactions. These recent export controls are, in part, intended to restrict China’s ability to obtain advanced computing chips, develop and maintain supercomputers, and manufacture advanced semiconductors. The implementation, interpretation and impact on our business of these rules and other regulatory actions taken by the U.S. government is uncertain. These actions and/or other actions that may be taken by the governments of either the U.S. or China, or both (including in response to recent increased tensions), could hinder our ability to transfer our U.S.-origin software to China, source U.S.-origin software and components or otherwise access U.S. technology, which could materially and adversely affect our business, results of operations and financial condition. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.

Additionally, the United States and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of technologies and products (or voiced the intention to do so), especially related to semiconductor chips, AI and other high-tech areas, which may have a negative impact on our business, financial condition and results of operations. Moreover, political tensions between the United States and China have escalated due to various incidents relating to trade dispute, tensions in the Taiwan Strait, U.S. sanctions on certain Chinese government officials and Chinese companies, and various restrictions relating to the Chinese semiconductor industry. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that will require reporting on or (in more narrow circumstances) will prohibit investments by U.S. persons involving “covered national security technologies and products,” which is defined to include “sensitive technologies and products in the semiconductors and microelectronics, quantum information technologies, and AI sectors that are critical for the military, intelligence, surveillance, or cyber-enabled capabilities” of China. The Department of Treasury issued an advance notice of proposed rulemaking, which provided a conceptual framework for outbound investment controls focused on China. As of the date of this annual report, the final rules implementing the administrative order have not taken effect yet, and the scope of the outbound foreign direct investment review program may be materially different from what is currently contemplated by the advance notice. In response, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. Moreover, our deployment of advanced core technologies in ADAS, whether developed internally or acquired from third parties, may exposes us to risks associated with sanctions imposed by the U.S. government.

We may also face protectionist policies that could, among other things, hinder our ability to execute our business strategies and put us at a competitive disadvantage relative to domestic companies. For example, in September 2023, the European Commission announced that an investigation will be launched on whether to impose punitive tariffs to protect European Union producers against lower-priced Chinese electric vehicle imports it says are benefiting from state subsidies. If there are any adverse findings during or upon the conclusion of such investigation, the European Commission may impose countervailing duties or punitive tariffs, which may in turn negatively affect our operations and expansions in Europe.

Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition, and results of operations.

We face challenges in developing and operating our subscription business and leasing, and our vehicles used for subscription may be stolen or destroyed, or our car leasing partners may run into operational difficulties, which could negatively impact our business.

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

With the expansion of the subscription business and leasing programs into international markets in the future, any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to the risk of a decrease in the residual value of used vehicles under our subscription offering.

As the economic owner of the vehicles under the subscription offering, we are exposed to the risk that the market value of our existing vehicles could decrease after new vehicle models are released, which will reduce our asset value. We are also exposed to the risk that the market value of the vehicles returned at the end of the subscription term may be lower than the calculated residual value at the time the subscription contract was entered into, which may in turn increases the likelihood that the future subscription price for the returned vehicle turns out to be lower than expected. A decline in the value of used vehicles can be caused by a broad range of external factors affecting the vehicle market, including adverse changes in customer confidence and preferences, economic conditions, government policies, exchange rates, marketing programs, price pressure in the new vehicle, the actual or perceived safety or reliability of vehicles, the price of raw materials regained from recycling or scrapping, or technological developments.

Uncertainties may also exist regarding the internal methods for calculating residual values. Although we continually employ residual value models and monitor used vehicle prices, demand and supply trends and other factors to forecast residual values, the assumptions on which residual value assessments are based may prove to be incorrect. In addition, in the case that actual residual values, due to changes in market or regulatory conditions, turn out to be lower than the amounts calculated for our subscription pricing, provisions for residual value risk may be insufficient. Similarly, if the market value of the used cars decreases, we may have to record write-downs beyond its existing reserves for used vehicle inventory risk. Finally, a significant decrease in the value of used vehicles may create pricing pressure for our new car business if customers are not willing to pay significantly higher prices in monthly subscription payments as a consequence of decreased residual values.

As a result of the above factors, with the expansion of the subscription business in the future, if the market value of the used vehicles under our subscription service is significantly below our estimate, it may have a material adverse effect on our business, assets, results of operations, financial condition and prospects.

Our industry is rapidly evolving and may be subject to unforeseen changes. Developments in alternative technologies may materially and adversely affect the demand for our electric vehicles.

We operate in the electric vehicle market, which is rapidly evolving and may not develop as we anticipate. We face unanticipated risks such as an increase in lithium prices, which may reduce the demand of battery electric vehicle and negatively impact on our business. Also, the regulatory framework governing the industry is currently uncertain and may remain uncertain for the foreseeable future. As our industry and our business develop, we may need to modify our business model or change our services and solutions. These changes may not achieve expected results, which could have a material adverse effect on our results of operations and prospects.

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

Developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, fuel which is abundant and relatively inexpensive in China, such as compressed natural gas, may emerge as consumers’ preferred alternative to petroleum based propulsion. Any of our failure to successfully react to changes in existing technologies could materially harm our competitive position and growth prospects.

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

In the long term, we intend to supplement cells from our suppliers with cells that we manufactured, which are customized to meet our specific requirements. However, our efforts to develop and manufacture such battery cells have required, and may continue to require, significant investments, and there can be no assurance that we will always be able to achieve these targets in the timeframes that we have planned or at all. If we are unable to do so, we may have to curtail our planned vehicle production or procure additional cells from suppliers at potentially greater costs, either of which may harm our business and operating results.

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

Our business is subject to a variety of laws and regulations regarding cybersecurity, privacy, data protection and information security in China and elsewhere. Any failure to comply with these laws and regulations could subject us to significant adverse consequences.

We face significant challenges with respect to cybersecurity, privacy, data protection and information security in China and other jurisdictions that we operate in, including the collection, storage, transmission and sharing of confidential information. We use our vehicles’ electronic systems to log information about each vehicle’s use, such as charge time, battery usage, mileage and driving behavior, in order to aid us in vehicle diagnostics, repair and maintenance, as well as to help us customize and optimize the driving and riding experience. Our users may object to the use of this data, which may hinder our capabilities in conducting our business. We also transmit and store certain confidential and private information of our vehicle buyers, including certain personal information such as names, accounts, user IDs and passwords, and payment or transaction related information. Collection, transmission, possession and use of our user’s data in conducting our business may subject us to legislative and regulatory burdens in China and other jurisdictions that could require notification of any data breach, restrict our use of such information and hinder our ability to acquire new customers or market to existing customers.

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

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any of our failure or perceived failure to prevent information security breaches or to comply with privacy policies or privacy-related legal requirements, or any security breach that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally, which may reduce the number of orders we receive.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress of China, the Ministry of Industry and Information Technology, the CAC, the Ministry of Public Security, and the State Administration for Market Regulation have enforced a variety of laws and regulations regarding cybersecurity, privacy, data protection and information security with varying standards and applications in recent years, including, among others, the PRC National Security Law, the PRC Cyber Security Law, the PRC Personal Information Protection Law, the PRC Data Security Law, the Regulations on the Protection of the Security of Critical Information Infrastructure, the Cybersecurity Review Measures, the Several Provisions on Automobile Data Security Management (Trial Implementation), the Administration Measures on Data Security in the Field of Industry and Information Technology (Trial Implementation) and the Measures for the Security Assessment of Data Exit. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Internet Information Security and Privacy Protection.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security

In July 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators that conduct data process activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. PRC governmental authorities may also initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the scope of “network products or services or data processing activities that will or may affect national security” and the scope of operators of “critical information infrastructure” remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws.

In November 2021, the CAC released the Administration Regulations on Cyber Data Security (Draft for Comments). These regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with these regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, these regulations require that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, there is no definitive timetable as to when these regulations will be enacted.

In 2021, the PRC government initiated cybersecurity reviews against a number of mobile applications operated by several US-listed Chinese companies and prohibited applications from registering new users during the review period. We expect that cybersecurity and data protection issues will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection, as well as negative publicity. If the Cybersecurity Review Measures and the enacted version of the Administration Regulations on Cyber Data Security (Draft for Comments) mandate clearance of cybersecurity review and other specific actions to be taken by overseas listed companies like us, we face uncertainties as to whether we can complete these additional procedures timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, revocation of the required licenses, suspension of our non-compliant operations, or removal of our mobile application from the application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

Personal Information and Privacy

On August 16, 2021, the CAC, the NDRC, the Ministry of Public Security, the Ministry of Industry and Information Technology and the Ministry of Transport jointly promulgated the Several Provisions on Automobile Data Security Management (Trial Implementation), which impose a series of additional personal information and data security protection obligations on automobile data processors like us, including, among other things, (i) in-car processing of automobile data in principle, (ii) enhanced notification and consent requirements, (iii) enhanced individual control over their automobile personal information, and (iv) submitting annual report for processing automobile important data. We may be required to make further adjustments to our business practices to comply with the personal information and data protection laws and regulations.

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

In addition, regulatory authorities in the U.S., Europe and elsewhere around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. For example, the European Union adopted the European Union General Data Protection Regulation, which took effect on May 25, 2018. This regulation includes operational requirements for companies that receive or process personal data of residents of the European Economic Area, and establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under this regulation for financial or non-financial losses. As we offer our products and services in European market, we are subject to provisions of this regulation.

Our business depends significantly on our ability to build our brands. We may not succeed in continuing to establish, maintain and strengthen our brands.

Our business and prospects are heavily dependent on our ability to develop, maintain and strengthen the “NIO” brand. If we do not continue to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality vehicles and services and engage with our customers as intended and we have limited experience in these areas. In addition, we expect that our ability to develop, maintain and strengthen the NIO brand will depend heavily on the success of our user development and branding efforts. Such efforts mainly include building a community of online and offline users engaged with us through our mobile application, NIO Houses, NIO Spaces as well as other branding initiatives such as our annual NIO Day. Such efforts may be non-traditional and may not achieve the desired results. To promote our brand, we may be required to change our user development and branding practices, which could result in substantially increased expenses, including the need to use traditional media such as television, radio and print. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

Additionally, we may decide to launch one or more electric vehicle brands, positioned and priced in a manner that varies from our existing “NIO” brand and our current vehicle models. The launch of a new brand within the electric vehicle market involves substantial risks related to market differentiation and consumer acceptance. Establishing a clear position and price range for the new brand in an already competitive landscape requires significant investment in branding, development and marketing efforts. We also face the inherent uncertainty of consumer response to the new brand, which poses a risk to achieving the desired market penetration and sales volumes. Moreover, introducing a new brand could cause potential dilution to the brand equity of our existing “NIO” brand and the diversion of our resources, leading to potential inefficiencies. Moreover, the vehicles under the new brand could potentially cannibalize sales from our existing vehicles, adversely affecting our current market position and revenue streams. Any of the foregoing could materially and adversely affect our ability to grow our business and our results of operations.

In addition, if incidents occur or are perceived to have occurred, whether or not such incidents are our fault, we could be subject to adverse publicity. In particular, given the popularity of social media, including WeChat/Weixin in China, any negative publicity, whether true or not, could quickly proliferate and harm consumer perceptions and confidence in our brand. Furthermore, there is the risk of potential adverse publicity related to our manufacturing and other partners, such as JAC and NIO Capital, whether or not such publicity related to their collaboration with us. Our ability to successfully position our brand could also be adversely affected by perceptions about the quality of JAC’s vehicles. Although we have transitioned to independent manufacturing, any product quality issues with vehicles that were historically jointly manufactured by our partners and us could adversely harm our brand and reputation.

Furthermore, from time to time, our vehicles are evaluated and reviewed by third parties. Any negative reviews or reviews which compare us unfavorably to competitors could adversely affect consumer perception about our vehicles.

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

If any of our executive officers and key employees terminates his or her services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain qualified personnel. We have not obtained any “key person” insurance on our key personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. To the extent permitted by laws, each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, if any dispute arises between our executive officers or key employees and us, the non-competition provisions contained in their non-compete agreements may not be enforceable, especially in China, where these executive officers reside, on the ground that we have not provided adequate compensation to them for their non-competition obligations, which is required under PRC laws.

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

Our business currently depends substantially on the sales and success of a limited number of models that we have launched, including the ES8, the ES7 (or the EL7), the ES6 (or the EL6), the EC7, the EC6, the ET9, the ET7, the ET5 and the ET5T. Historically, automobile customers have come to expect a variety of vehicle models offered in a company’s fleet and new and improved vehicle models to be introduced frequently. In order to meet these expectations, we plan in the future to introduce new vehicle models as well as enhance versions of existing vehicle models. To the extent our product variety and cycles do not meet consumer expectations, or cannot be produced on our projected timelines and cost and volume targets, our future sales may be adversely affected. Given that for the foreseeable future our business will depend on a limited number of models, to the extent a particular model is not well-received by the market, our sales volume could be materially and adversely affected. This could have a material adverse effect on our business, prospects, financial condition and operating results.

We are subject to risks related to customer credit.

We offer auto financing arrangements to users directly through our subsidiaries. Under the financing arrangements we typically receive a small portion of the total vehicle purchase price at the commencement of the financing term, followed by a stream of payments over the financing term. To the extent our users fail to make payments on time under any of the foregoing arrangements, our results of operations may be adversely affected. As of December 31, 2023, the amount of auto financing receivables was RMB4,906.7 million (US$691.1 million). As we continue to grow our business, we may increase the amount of our auto financing receivables. We may fail to effectively manage the credit risks related to our auto financing arrangements. To the extent our users default on their obligations to us or fail to make payments on time under any of the foregoing arrangements, our results of operations may be adversely affected.

We may be exposed to credit risk of trade receivables.

Our trade receivables primarily include amounts of vehicle sales in relation of government subsidy to be collected from government on behalf of customers, current portion of auto financing receivables, current portion of battery installment and others. We have identified the risk characteristics of our customers and the related receivables, prepayments, deposits and other receivables which include size, type of the services or the products we provide, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, we consider the historical credit loss, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact our receivables. Additionally, external data and macroeconomic factors are also considered. In 2023, we reversed RMB26.3 million (US$3.7 million) expected credit loss expense in selling, general and administrative expenses. As of December 31, 2023, the expected credit loss provision for the current and non-current assets were RMB113.7 million (US$16.0 million). We cannot assure you that all of our customers will not default on their obligations to us in the future, despite our efforts to conduct credit assessment on them.

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

Our recognition of deferred revenue is subject to future performance obligations, mainly including the transaction price allocated to the performance obligations that are unsatisfied, or partially satisfied, which mainly arises from the vehicle connectivity service, the extended warranty service, the points offered to customers, undelivered home chargers as well as free battery swapping service with certain limits embedded in the vehicle sales contract. We may have multiple performance obligations identified in the vehicle sales contract and the sales of packages to transfer goods or services to a customer for which we have received consideration, or an amount of consideration is due, from the customer, which is recorded as deferred revenue. Due to potential future changes in customer preferences and the need for us to satisfactorily perform product support and other services, deferred revenue at any particular date may not be representative of actual revenue for any future period. Any failure to fulfil the obligations in respect of deferred revenue may have an adverse impact on our results of operations and liquidity.

Fluctuation of fair value change of short-term and long-term investments that we made may adversely affect our financial condition, results of operations, and prospects.

The fluctuation in the fair value of our short-term and long-term investments could adversely affect our financial condition, results of operations and prospects. For the years ended December 31, 2021, 2022 and 2023, our short-term investments consisted primarily of investments in fixed deposits with maturities between three months and one year, investments in money market funds and financial products issued by banks, and our long-term investments consisted primarily of equity investments in publicly traded companies and privately-held companies, and debt security investments. Determining the fair value of our short-term and long-term investments involves using certain valuation methodologies, which rely heavily on management judgment and are inherently uncertain. Factors beyond our control, such as changes in general economic conditions, market liquidity, asset values, and the performance of the companies we invested in, can lead to adverse changes in the estimates we use, thereby adversely affecting the fair value of our investments. In addition, we are exposed to credit risks in relation to our short-term and long-term investments, which may further affect the net changes in their fair value. We cannot assure you that market conditions will result in fair value gains on our short-term and long-term investments or we will not incur any fair value losses on these investments in the future. If we incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected.

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

All vehicles sold must comply with various standards of the market where the vehicles were sold. In China, vehicles must meet or exceed all mandated safety standards. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving such standards. Vehicles must pass various tests and undergo a certification process and be affixed with the China Compulsory Certificate mark, before receiving delivery from the factory, being sold, or being used in any commercial activity. In addition, the Opinion on Strengthening the Access Administration of Intelligent Connected Vehicles Manufacturing Enterprises and Their Products requires vehicles manufacturing enterprises to ensure the compliance of vehicle products with laws, regulations, technical standards and technical specification and file for record with the Ministry of Industry and Information Technology prior to over-the-air updates, and shall file with the Ministry of Industry and Information Technology in the event of any change to the safety, energy saving, environment protection, anti-theft and other technical parameters and shall ensure conformance by vehicle products and production. Without the approval, no over-the-air update shall be conducted to add or update the autonomous driving function. Any delays or lags of the over-the-air updates due to the Ministry of Industry and Information Technology prior filing procedures may materially and adversely affect our business and operating results. Furthermore, given we commenced delivery of our vehicles in Norway, Germany, the Netherlands, Denmark, and Sweden, we are also subject to mandated safety standards in these markets. If we fail to have any of our current or future vehicle models satisfy motor vehicle standards or any new laws and regulations in China, Norway or other markets where our vehicles are sold, it would have a material adverse effect on our business and operating results.

We may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and financial performance.

Recalls of our vehicles can cause adverse publicity, damage to our brand and liability for costs. For example, in January 2023, we voluntarily recalled 997 ET5 electric vehicles manufactured between September 7, 2022 and October 10, 2022 due to a potential safety hazard in extreme cases of a serious frontal collision, which could be retrofitted by adding a high-strength insulating protective cover. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles, including any systems or parts sourced from our suppliers, prove to be defective or non-compliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary or caused by systems or components that we or our suppliers engineered or manufactured, could involve significant expense and could adversely affect our brand image in our target markets, as well as our business, prospects, financial condition and results of operations.

The long-term viability of our distribution model is unproven.

Our vehicles are generally made to order. We conduct vehicle sales directly to users primarily through our NIO Houses, NIO Spaces and mobile application rather than through dealerships. This model of vehicle distribution subjects us to substantial risk as it requires, in the aggregate, significant expenditures and provides for slower expansion of our distribution and sales systems than may be possible by utilizing the traditional dealer franchise system commonly applied for the sales of ICE vehicles and other EV companies. For example, we will not be able to utilize long established sales channels developed through a franchise system to increase our sales volume. Moreover, we will be competing with companies with well established distribution channels. Our success will depend in large part on our ability to effectively develop our own sales channels and marketing strategies. Implementing our business model is subject to numerous significant challenges, including obtaining permits and approvals from government authorities, and we may not be successful in addressing these challenges.

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

In February 2020, we entered into a collaboration framework agreement with the municipal government of Hefei, Anhui province, where our manufacturing hub is located. Subsequently from April to June 2020, we entered into definitive agreements, as amended and supplemented, or the Previous Hefei Agreements, for investments in NIO China with a group of investors, which we refer to as the Hefei Strategic Investors in this annual report. Under the Previous Hefei Agreements, the Hefei Strategic Investors agreed to invest an aggregate of RMB7 billion in cash into NIO Holding Co., Ltd. (previously known as NIO (Anhui) Holding Co., Ltd.), or NIO China, a legal entity that we wholly owned pre-investment. We agreed to inject our core businesses and assets in China, including vehicle research and development, supply chain, sales and services and NIO Power, collectively referred to as the Asset Consideration, valued at RMB17.77 billion in total, into NIO China, and invest RMB4.26 billion in cash into NIO China. For more information, see “Item 4. Information on the Company—B. Business Overview—Certain Other Cooperation Arrangements—Hefei Strategic Investors” included elsewhere in this annual report.

On March 30, 2024, we entered into a shareholders agreement, or the 2024 Hefei Shareholders Agreement with (i) Hefei Jianheng New Energy Automobile Investment Fund Partnership (Limited Partnership), or Jianheng New Energy Fund, (ii) Advanced Manufacturing Industry Investment Fund II (Limited Partnership), or Advanced Manufacturing Industry Investment Fund, (iii) Anhui Jintong New Energy Automobile II Fund Partnership (Limited Partnership), or New Energy Automobile Fund, and (iv) Anhui Provincial Sanzhong Yichuang Industry Development Fund Co., Ltd., or Anhui Sanzhong Yichuang. The 2024 Hefei Shareholders Agreement amends certain shareholders’ rights in NIO China and supersedes the Previous Hefei Shareholders Agreement (as defined below).

Pursuant to the 2024 Hefei Shareholders Agreement, NIO China granted certain minority shareholders’ rights to the Hefei Strategic Investors, including, among others, the right of first refusal, co-sale right, preemptive right, anti-dilution right, redemption right, liquidation preference and conditional drag-along right. You would not enjoy these preferential rights or treatment through investing in our ADSs and the underlying ordinary shares. Exercise of these preferential rights by the Hefei Strategic Investors may also adversely affect your investment in our company.

In particular, the Hefei Strategic Investors may require us to redeem the shares of NIO China they hold under various circumstances, at a redemption price equal to the total amount of the investment price of the Hefei Strategic Investors plus an investment income calculated at a compound rate of 8.5% per annum upon the occurrence of certain events. If any of the triggering events of redemption occurs, we will need substantial capital to redeem the shares of NIO China held by the Hefei Strategic Investors, and the value of your investment in our company will be negatively affected. In particular, if NIO China fails to complete the listing application or to issue the material assets restructuring plan related to the qualified initial public offering before December 31, 2027, or fails to complete the qualified initial public offering before December 31, 2028, the Hefei Strategic Investors may request us to redeem the equity interest in NIO China then held by them. In addition, if we pursue the initial public offering of NIO China, we will be subject to various requirements under the Hong Kong Listing Rules and practice notes, including, among others, the requirement in the level of operations and assets of the remaining business in our company following the spin-off to maintain listing status, the approval of the Hong Kong Stock Exchange and shareholder approval. As a result, the application for and the completion of the qualified initial public offering are subject to substantial uncertainties. If we do not have adequate cash available or cannot obtain additional financing, or our use of cash is restricted by applicable laws, regulations or agreements governing our current or future indebtedness, we may not be able to redeem shares of NIO China when required under the 2024 Hefei Shareholders Agreement, which would constitute an event of default under the 2024 Hefei Shareholders Agreement and subject us to liabilities.

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

Our business plans require a significant amount of capital, and we may issue additional equity or debt securities that may have an adverse effect on our shareholders or may otherwise adversely affect our business.

We will need significant capital to, among other things, conduct research and development and expand our production capacity as well as roll out our power, sales and service network. As we ramp up our production capacity and operations, we may also require significant capital to maintain our property, plant and equipment and such costs may be greater than anticipated. We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business, and that our level of capital expenditures will be significantly affected by user demand for our products and services. The fact that we have a limited operating history means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We may seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all. Our substantial amount of currently outstanding indebtedness may also affect our ability to obtain financing in a timely manner and on reasonable terms.

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

The terms of the convertible notes we issued could delay or prevent an attempt to take over our company. The terms of the 2026 Notes, 2027 Notes, 2029 Notes and 2030 Notes require us to repurchase the respective notes in the event of a fundamental change. A takeover of our company would constitute a fundamental change. This could have the effect of delaying or preventing a takeover of our company that may otherwise be beneficial to our shareholders.

Our warranty reserves may be insufficient to cover future warranty claims which could adversely affect our financial performance.

For the initial owner of our vehicles in China, in addition to the warranty required under the PRC law, including (i) a bumper-to-bumper three-year or 120,000-kilometer warranty, (ii) for critical EV components (battery, electric motors, power electric unit and vehicle control unit) an eight-year or 120,000-kilometer warranty, and (iii) a two-year or 50,000 kilometer warranty covering vehicle repair, replacement and refund, we also provide an extended warranty, subject to certain conditions. For the owners of our vehicles in Europe, in addition to the warranty required under the applicable laws and regulations, we also provide an extended warranty subject to certain conditions. Our warranty program is similar to other auto company’s warranty programs intended to cover all parts and labor to repair defects in material or workmanship in the body, chassis, interior, electric system, battery, electric powertrain and other related vehicle parts. We plan to record and adjust warranty reserves based on changes in estimated costs and actual warranty costs.

However, because we only started making delivery of our first volume-manufactured vehicle model ES8 in June 2018, we have little experience with warranty claims regarding our vehicles or with estimating warranty reserves. As of December 31, 2023, we had warranty reserves in respect of our vehicles of RMB3,912.2 million (US$551.0 million). We cannot assure you that such reserves will be sufficient to cover future claims. We could, in the future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our results of operations, financial condition and prospects.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our vehicles or components, which could make it difficult for us to operate our business. From time to time, owners of patents or trademarks may contact us regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. Our applications and uses of patented technologies and trademarks relating to, among others, our designs, software or artificial intelligence technologies could subject us to the risk of infringing existing intellectual property rights.

For example, a German automotive manufacturer claimed that we infringed its trademark rights based on resemblance of model designations of certain of our vehicles with those of the manufacturer’s. For that purpose, the manufacturer has filed an infringement lawsuit with the Munich Regional Court against us and brought certain opposition and cancellation proceedings against our trademark applications and registrations of the aforesaid model designations in front of competent intellectual property authorities in certain jurisdictions. Although we believe the allegations of trademark infringement to be unjustified, we have taken precautionary measures and renamed certain car models involved in the infringement claim before our entry into the European market to avoid substantial impact on our sales operations in the Europe and other jurisdictions. As of the date of this annual report, the lawsuit and the proceedings are still ongoing and we have not yet received any final decisions. We cannot assure you that the final ruling will be in our favor. If we are not permitted to use these model names in Europe or other jurisdictions where our vehicles are offered, our sales performance there may be negatively affected, which in turn would harm our results of operations and financial condition.

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

We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success. We rely on trademark and patent law, trade secret protection and confidentiality agreements, and technology license agreements with our employees, business constituents and others to protect our proprietary rights.

We have invested significant resources to develop our own intellectual property. Failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

Implementation and enforcement of PRC intellectual property-related laws have historically been challenging. Furthermore, policing unauthorized use or leakage of proprietary technology or various infringement on our intellectual property rights is difficult and expensive. We rely on a combination of patent, copyright, trademark and trade secret laws and contractual restrictions on disclosure and usage to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken or will take will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

Our patent rights may not protect us effectively, and we may not be able to prevent others from developing or exploiting competing technologies, which could have a material and adverse effect on our business.

As of December 31, 2023, we had 4,690 issued patents and 3,788 patent applications pending. For our pending application, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The intellectual property rights of others could also bar us from licensing and exploiting any patents that issue from our pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

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

We maintain a considerable level of debt that are senior in capital structure and cash flow to our shareholders. Satisfying these debt obligations could adversely affect the distributions to our shareholders or result in dilution.

We maintain a considerable level of indebtedness to finance our operations and business expansion. In February 2019, we issued US$750 million aggregate principal amount of 4.50% convertible senior notes due 2024, or the 2024 Notes. The 2024 Notes matured on February 1, 2024, and we repaid the then outstanding 2024 Notes that had not been redeemed, repurchased or converted in full. In January 2021, we issued US$750 million aggregate principal amount of 0.00% convertible senior notes due 2026, or the 2026 Notes, and US$750 million aggregate principal amount of 0.50% convertible senior notes due 2027, or the 2027 Notes. In September and October 2023, we issued US$575 million aggregate principal amount of 3.875% convertible senior notes due 2029, or the 2029 Notes, and US$575 million aggregate principal amount of 4.625% convertible senior notes due 2030, or the 2030 Notes. As of December 31, 2023, we had RMB13,042.9 million (US$1,837.0 million) in total long-term borrowings outstanding, consisting primarily of (i) our 4.50% convertible senior notes due 2024, (ii) our 0.00% convertible senior notes due 2026 and 0.50% convertible senior notes due 2027, (iii) our 3.875% convertible senior notes due 2029 and 4.625% convertible senior notes due 2030, and (iv) our long-term bank debt, excluding the current portions of (i), (ii), (iii) and (iv) that are due within one year from December 31, 2023. Meanwhile, as of December 31, 2023, we had RMB9,821.5 million (US$1,383.3 million) in total short-term borrowings, including the current portions of long-term borrowings. Among the current portions of long-term borrowings, the 4.50% convertible senior notes due 2024 was repaid in full in February 2024. On February 1, 2024, we completed the repurchase right offer relating to 2026 Notes with aggregate principal amount of US$300.5 million.

The 2026 Notes and the 2027 Notes are unsecured debt. Prior to August 1, 2025, in the case of the 2026 Notes, and August 1, 2026, in the case of the 2027 Notes, the 2026 Notes and the 2027 Notes, as applicable, will be convertible at the option of the holders only upon satisfaction of certain conditions and during certain periods. Holders may convert their 2026 Notes or 2027 Notes, as applicable, at their option at any time on or after August 1, 2025, in the case of the 2026 Notes, or August 1, 2026, in the case of the 2027 Notes, until the close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, we will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at our election. The initial conversion rate of the 2026 Notes is 10.7458 ADSs per US$1,000 principal amount of such 2026 Notes. The initial conversion rate of the 2027 Notes is 10.7458 ADSs per US$1,000 principal amount of such 2027 Notes. The conversion rate for such series of the 2026 Notes and the 2027 Notes is subject to adjustment upon the occurrence of certain events. Holders of the 2026 Notes and the 2027 Notes may require us to repurchase all or part of their 2026 Notes and 2027 Notes for cash on February 1, 2024, in the case of the 2026 Notes, and February 1, 2025, in the case of the 2027 Notes, or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the 2026 Notes or the 2027 Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. In addition, on or after February 6, 2024, in the case of the 2026 Notes, and February 6, 2025, in the case of the 2027 Notes, until the 20th scheduled trading day immediately prior to the maturity date, we may redeem the 2026 Notes or the 2027 Notes, as applicable for cash subject to certain conditions, at a redemption price equal to 100% of the principal amount of the 2026 Notes or the 2027 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the optional redemption date. Furthermore, we may redeem all but not part of the 2026 Notes or the 2027 Notes in the event of certain changes in the tax laws. In 2022, we repurchased an aggregate principal amount of US$192.9 million of 2026 Notes for a total cash consideration of US$170.5 million. In September 2023, shortly after the pricing of the 2029 Notes and the 2030 Notes, we repurchased an aggregate principal amount of US$255.6 million of the 2026 Notes for a total cash consideration of US$249.9 million and an aggregate principal amount of US$244.4 million of the 2027 Notes for a total cash consideration of US$222.0 million. In February 2024, we completed the repurchase right offer relating to the 2026 Notes. US$300.5 million in aggregate principal amount of the 2026 Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer.

The 2029 Notes and the 2030 Notes are unsecured debt. The holders of the 2029 Notes and the 2030 Notes shall have the right, at such holder’s option, to convert all or any portion of their 2029 Notes or 2030 Notes, as applicable, at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date, i.e., October 15, 2029, in the case of the 2029 Notes, and October 15, 2030, in the case of the 2030 Notes. The initial conversion rate of the 2029 Notes is 89.9685 ADSs per US$1,000 principal amount of such 2029 Notes. The Initial conversion rate of the 2030 Notes is 89.9685 ADSs per US$1,000 principal amount of such 2030 Notes. The conversion rate is subject to adjustment upon the occurrence of certain events. Holders of the 2029 Notes and 2030 Notes may require us to repurchase all or any portion of their 2029 Notes and 2030 Notes for cash on October 15, 2027, in the case of the 2029 Notes, and October 15, 2028, in the case of 2030 Notes, or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the 2029 Notes or the 2030 Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. In addition, on or after October 22, 2027, in the case of the 2029 Notes, and October 22, 2028, in the case of the 2030 Notes, until the 20th scheduled trading day immediately prior to the maturity date, i.e., October 15, 2029, in the case of the 2029 Notes, and October 15, 2030, in the case of the 2030 Notes, we may redeem all or part of the 2029 Notes and 2030 Notes, as applicable for cash subject to certain conditions, at a redemption price equal to 100% of the principal amount of the 2029 Notes or the 2030 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the optional redemption date. Furthermore, we may redeem all but not part of the 2029 Notes or the 2030 Notes in the event of certain changes in the tax laws.

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

We have entered into and may in the future enter into strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business purpose from time to time. For example, we have opened our Power Swap network to the entire industry and signed strategic partnership agreements with Changan Automobile, Geely Group, JAC Group and Chery Automobile on battery swapping. We have partnered with multiple energy companies, and expect to join hands with more partners to collectively contribute towards the development of power network and the wider adoption of battery swapping. Furthermore, on February 26, 2024, we entered into a technology license agreement with Forseven Limited, or Forseven. Under this agreement, we granted a non-exclusive and non-transferrable worldwide license to Forseven to use certain of our technical information, technical solutions, software and intellectual property rights related to or subsisting in our existing and future smart electric vehicle platforms within certain period, for, among other things, the research and development, manufacturing, sales, import and export of vehicle models sold or marketed under Forseven’s brand, subject to the terms and conditions set forth in the agreement. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party. Specifically, any technical failure in the coordination with our Power Swap network partners can disrupt our charging and battery swapping services to users and delay the expansion of our Power Swap network and the adoption of our battery swapping technology. Also, inefficient processes or inadequate workforce training could lead to operational inefficiencies and increased costs. Furthermore, any problems arising from Forseven’s use of the licensed technologies, including product recalls, safety issues, or resulting legal disputes, could negatively harm our brand and reputation. Any of these risks may materially and adversely affect our business, results of operation and financial conditions.

In addition, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible shareholder approval, we may have to obtain approvals and licenses from government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased delay and costs, and may derail our business strategy if we fail to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

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

We adopted share incentive plans in 2015, 2016, 2017, 2018 and 2024, which we refer to as the 2015 Plan, the 2016 Plan, the 2017 Plan, the 2018 Plan and 2024 Plan, respectively, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The 2018 Plan became effective as of January 1, 2019 and expired on December 31, 2023. The 2024 Plan became effective as of February 7, 2024. We recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. Under our share incentive plans, we are authorized to grant options and other types of awards. Under the 2015 Plan, the 2016 Plan and the 2017 Plan, the maximum numbers of Class A ordinary shares which may be issued pursuant to all awards are 46,264,378, 18,000,000 and 33,000,000, respectively. Under the 2018 Plan, a maximum number of 23,000,000 Class A ordinary shares may be issued pursuant to all awards. This amount should automatically increase each year by the number of shares representing 1.5% of the then total issued and outstanding share capital of our company as of the end of each preceding year during the term of the 2018 Plan. The maximum number of shares available for issuance pursuant to all awards under the 2024 Plan was initially 19,288,470 Class A ordinary shares, and the amount automatically increases at the beginning of each new year by the number of shares representing 1.2% of the then total issued and outstanding share capital of our company as of the last day of the immediately preceding fiscal year during the term of the 2024 Plan. In addition, any awards not granted under an earlier plan when it terminates are automatically added to the 2024 Plan. As of February 29, 2024, awards to purchase an aggregate amount of 123,804,348 Class A ordinary shares under the 2015 Plan, the 2016 Plan, the 2017 Plan, the 2018 Plan and the 2024 Plan had been granted and were outstanding, excluding awards that were forfeited or cancelled after the grant dates. In addition, one of our subsidiaries also adopted a share incentive plan in 2021, pursuant to which the subsidiary can grant share options to its employees. As of December 31, 2023, our unrecognized share-based compensation expenses related to the stock option and restricted shares amounted to RMB5,840.5 million (US$822.6 million).

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include a report of management on such company’s internal control over financial reporting in its document, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. We were subject to such requirement starting from the fiscal year of 2019. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. In addition, our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2023.

In the future, our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report with adverse opinion if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the requirements differently from us.

If we fail to implement and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our listed securities. Furthermore, we may incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

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

If we update our manufacturing equipment more quickly than expected, we may have to shorten the useful lives of any equipment to be retired, which could negatively affect our financial results.

We have invested, and we expect to continue to invest, significantly in what we believe is state of the art tooling, machinery and other manufacturing equipment for the product lines where the vehicles are manufactured, and we depreciate the cost of such equipment over their expected useful lives. Manufacturing technology may evolve rapidly, and therefore we may decide to update our manufacturing process with advanced equipment more quickly than expected. Moreover, as our engineering and manufacturing expertise and efficiency increase, we may be able to manufacture our products using less of our installed equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and to the extent we own such equipment, our results of operations could be negatively impacted. An increased amount of investment into the manufacturing plants will lead to an increased cost in asset depreciation and amortization, which could negatively affect our results of operations and financial conditions.

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

In February 2020, we entered into a collaboration framework agreement with the municipal government of Hefei, Anhui province. Subsequently from April to June 2020, we entered into definitive agreements, as amended and supplemented, for investments in NIO China. Pursuant to the definitive agreements, we will collaborate with the Hefei Strategic Investors and Hefei Economic and Technological Development Area to develop NIO China’s business and to support the accelerated development of the smart electric vehicle sectors in Hefei. In February 2021, we, through NIO China, entered into a further collaboration framework agreement with the municipal government of Hefei, Anhui province, pursuant to which the Hefei government and NIO China agreed in principle to jointly build a world-class industrial campus to support the development and innovations of the smart electric vehicle industry and related supply chains led by NIO China. In addition, the Hefei government and its associated parties plan to reinvest their returns from the equity investments in NIO China to support the further cooperation in Hefei.

Under PRC law, construction projects are subject to broad and strict government supervision and approval procedures, including but not limited to project approvals and filings, construction land and project planning approvals, environment protection approvals, pollution discharge permits, work safety approvals, fire protection approvals, and the completion of inspection and acceptance by authorities. Some of the construction projects being carried out by us are undergoing necessary approval procedures as required by law. As a result, the entities operating such construction projects may be subject to administrative uncertainty, and construction projects in question may be subject to fines or the suspension of use of such projects. Failure to complete the construction projects on schedule and within budget, and failure to obtain necessary approvals or any incompliance with government supervision could have a material adverse impact on our operations, and we may not be able to find commercially reasonable alternatives.

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

We are subject to anti-corruption, anti-money laundering and similar laws, non-compliance with which can subject us to penalties and expenses, which could adversely affect our business, financial condition and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct activities, including, among others, the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010. These acts prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The Foreign Corrupt Practices Act also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The U.K. Bribery Act also prohibits non-governmental “commercial” bribery and soliciting or accepting bribes. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation.

We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. We have also entered into joint ventures and/or other business partnerships with government agencies and state-owned or affiliated entities. These interactions subject us to an increased level of compliance-related concerns. We are in the process of implementing policies and procedures designed to ensure that we and our directors, officers, employees, representatives, consultants, agents and business partners comply with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

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

Our business, financial condition and results of operations may be adversely affected by natural disasters, health epidemics and other outbreaks.

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

The success of our business ultimately depends on consumer spending. We derive a substantial majority of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China. The growth rate of the Chinese economy has gradually slowed down since 2010 and the Chinese population began to decline in 2022, and the trend may continue. Any slowdown could significantly reduce domestic commerce in China. In addition, as we continue to expand our global presence and offer products and services to markets outside China, we expect our results of operations will also be impacted by the global economic conditions. The global macroeconomic environment is facing numerous challenges. For example, the COVID-19 pandemic had a severe and negative impact on the Chinese and the global economy from 2020 through 2022. The Federal Reserve and other central banks outside of China have raised interest rates. There is considerable uncertainty over the long-term effects of the previous expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, and the ongoing transmission of monetary policy in the United States and Europe. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world, while it has not had a direct impact on our business operations and financial results to date, it could raise energy prices, cause supply chain volatilities and disrupt global markets in general, and may negatively affect our business expansion in Europe and other international markets, which may adversely affect our results of operations and financial results. Regional unrest, terrorist threats and the potential for war may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

In recent years, the United States and global economies suffered dramatic downturns as the result of a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, among others, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. The United States and certain foreign governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If the actions taken by these governments are not successful, the return of adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

There are uncertainties relating to our users trust arrangement involving a portion of our chairman’s shareholding in our company.

In conjunction with our pursuit of being a user enterprise and with the goal of building a deeper connection between NIO and our users, Mr. Bin Li, our founder, chairman of the board of directors and chief executive officer, transferred certain of his ordinary shares to NIO Users Trust after the completion of the initial public offering of our ADSs on the New York Stock Exchange in September 2018. As of the date of this annual report, NIO Users Trust holds 16,967,776 Class A ordinary shares and 33,032,224 Class C ordinary shares through two holding companies controlled by it. Mr. Li continues to retain the voting rights of these shares. In 2019, our user committee adopted the NIO Users Trust Charter by way of voting, and established a User Council to generally discuss and give advice on the management and the operation of NIO Users Trust. In this way, our users have the opportunity to discuss and propose the use of the economic benefits from the shares in NIO Users Trust, which is intended to be composed mainly of the dividends from the shares that it holds future interests accrued from and investment returns generated by cash assets to be held under the trust, and proceeds from the pledging of such shares from time to time, through the User Council consisting of members of our user community elected by our users. See “Item 4. Information on the Company—B. Business Overview—User Development and User Community—NIO Users Trust” for further details about NIO Users Trust.

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

We and certain of our directors and officers have been named as defendants in shareholder class action lawsuits and legal proceedings, which could have a material adverse impact on our business, financial condition, cash flows and reputation.

Several shareholder class action lawsuits have been filed against us and certain of our directors and officers. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more details. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits, if they proceed. We anticipate that we will continue to be a target for lawsuits in the future, including class action lawsuits brought by shareholders. From time to time, we may also be involved in legal proceedings in the ordinary course of our business. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

Risks Related to Our Corporate Structure

If the PRC government deems that our VIE arrangements do not comply with PRC laws, or if these PRC laws change, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain areas of businesses is subject to restrictions and prohibitions under current PRC laws and regulations. For example, pursuant to the 2021 Negative List, foreign investors are not allowed to, among other things, (i) own more than 50% of the equity interests in a value-added telecommunication service provider (other than for e-commerce, domestic multi-parties communications, storage and forwarding categories, call centers); and (ii) invest in certain services related to autonomous driving. Additionally, in practice, subject to the qualifications set by the China Banking and Insurance Regulatory Commission for foreign shareholders of the insurance brokerage companies, the China Banking and Insurance Regulatory Commission typically would not approve the establishment of foreign-invested insurance brokerage companies.

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

If the ownership structure, contractual arrangements and businesses of our PRC subsidiaries or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiaries or the VIEs fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of such entities;
●	shutting down our servers or blocking our website, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and the VIEs;
●	imposing fines, confiscating the income from our PRC subsidiaries or the VIEs, or imposing other requirements with which we or the VIEs may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledge of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs; or
●	restricting or prohibiting our use of the proceeds of any financing outside China to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of the VIEs that most significantly impact their economic performance, and/or our failure to receive the economic benefits from the VIEs, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP. Currently, Beijing NIO, Anhui NIO AT, and Anhui NIO DT, taking into account all of their respective business with or without foreign investment restrictions under PRC laws, contributed insignificantly to our total revenues in 2021, 2022 and 2023. As of December 31, 2021, 2022 and 2023, the consolidated VIEs did not have significant operations or any material assets or liabilities.

We rely on contractual arrangements with the VIEs and their shareholders to hold a controlling financial interest over each VIE, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Beijing NIO, Anhui NIO AT, Anhui NIO DT and their shareholders to maintain a controlling financial interest as the primary beneficiary of each of them (as defined in U.S. GAAP, ASC 810) and to conduct a portion of our operations in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIEs and Their Shareholders.” The shareholders of VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to control the VIEs to exercise rights of shareholders to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the contractual arrangements, we would rely on legal remedies under PRC law for breach of contract in the event that the VIEs and their shareholders did not perform their obligations under the contracts. These legal remedies may not be as effective as direct ownership in providing us with control over the VIEs.

If the VIEs or their shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. All of the agreements under our contractual arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these contractual arrangements will be resolved through arbitration in China. Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or face other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected. See “Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Our ability to enforce the equity pledge agreements between us and the VIEs’ shareholders may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreements under our VIE contractual arrangements, each shareholder of the VIEs agrees to pledge its equity interests in the respective VIE to our PRC subsidiary to secure the respective VIE’s performance of its obligations under the contractual arrangements. The equity pledges of shareholders of each VIE under equity pledge agreements have been registered with the local branch of the State Administration for Market Regulation. In addition, in the registration forms of the local branch of the State Administration for Market Regulation for the pledges over the equity interests under the equity pledge agreements, the aggregate amount of registered equity interests pledged to NIO Co., Ltd. represents 100% of the registered capital of Beijing NIO, the aggregate amount of registered equity interests pledged to Anhui NIO AD represents 100% of the registered capital of Anhui NIO AT, and the aggregate amount of registered equity interests pledged to NIO China represents 100% of the registered capital of Anhui NIO DT See “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIEs and Their Shareholders” for more information.

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

Our founders, Bin Li and Lihong Qin, own 80% and 20%, respectively, of the equity interests in Beijing NIO and Anhui NIO DT, and own 80% and 2.24%, respectively, of the equity interests in Anhui NIO AT. Shaoqing Ren, a vice president of our company, owns 17.76% of the equity interests in Anhui NIO AT. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIEs and Their Shareholders” for more information. As shareholders of the VIEs, they have conflicts of interest with us. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address conflicts of interest between these shareholders and our company. Each of Bin Li and Lihong Qin is also a director and executive officer of our company, and Shaoqing Ren is a vice president of our company. We rely on Bin Li, Lihong Qin and Shaoqing Ren to abide by the laws of the Cayman Islands and China, which provide that directors and senior management owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gain. There is currently no specific and clear guidance under PRC laws that addresses any conflict between PRC laws and the laws of Cayman Islands in respect of any conflict relating to corporate governance. If we cannot resolve any conflict of interest or dispute between us and the shareholders of VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our contractual arrangements with the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our PRC subsidiaries the VIEs in China, and the VIEs’ shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiary’s tax expenses. If any of our PRC subsidiaries requests the shareholders of the respective VIE to transfer their equity interests in such VIE at nominal or no value pursuant to the contractual agreements, such transfer could be viewed as a gift and subject our PRC subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if any of the VIEs’ tax liabilities increase or if any VIE is required to pay late payment fees and other penalties.

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

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

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

Substantially all of our revenues are expected to be derived in China in the near future and most of our operations, including all of our manufacturing, is conducted in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. The PRC government may influence China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, leading to reduction in demand for our services and solutions and adversely affect our competitive position.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy in China. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Our business may be significantly affected by the Foreign Investment Law.

On March 15, 2019, the National People’s Congress of China promulgated the Foreign Investment Law, which took effect on January 1, 2020. However, uncertainties still exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether VIEs that are controlled via contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. There can be no assurance that our contractual arrangements will not be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations.

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

The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear and uncertain. If the CSRC approval is required for any of our offshore listings and capital raising activities, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, such CSRC approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for our offshore listings and capital raising activities if such approval is required, or a rescission of such CSRC approval that we have obtained, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in the PRC, restrictions or limitations on our ability to pay dividends outside of the PRC, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the PRC government authorities issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which called for the enhanced administration over illegal securities activities and supervision of overseas-listed China-based companies, proposed to revise the regulation governing the overseas issuance and listing of shares by such companies and clarified the responsibilities of competent domestic industry regulators and government authorities.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which took effect on March 31, 2023. According to these rules, the issuer or a major domestic operating company designated by the issuer, as the case may be, shall file with the CSRC, among other things, (i) with respect to its follow-on offering in the same foreign market within three business days, after completion of the follow-on offering, and (ii) with respect to its follow-on offering and listing in other foreign markets within three business days, after its initial filing of the listing application to the regulator in the place of such intended listing. Non-compliance with these rules or an overseas listing completed in breach of them may result in a warning on the domestic companies and a fine of RMB1 million to RMB10 million on them. Furthermore, the supervisors directly responsible and other directly responsible persons of the domestic enterprises may be warned, and fined between RMB500,000 to RMB5,000,000. The controlling shareholders or actual controllers of the domestic company which organize or instigate the illegal acts, or conceal matters resulting in the illegal acts, may be fined between RMB1 million to RMB10 million. On February 17, 2023, the CSRC issued the Notice on Administrative Arrangements for the Filing of Domestic Enterprise’s Overseas Offering and Listing, which stipulates the domestic enterprises like us that have completed overseas listings are not required to file with the CSRC in accordance with these rules immediately, but shall carry out filing procedures as required if we conduct refinancing or fall within other circumstances that require filing with the CSRC.

Considering that these rules have been promulgated recently, there are still some uncertainties about how to further refine and implement the requirements, which needs to be further guided and clarified by the CSRC and other regulatory authorities. If we have subsequent filing or reporting matters in the future, such as future offshore listings, refinancing and other capital raising activities, as well as other major events, including but not limited to the change of control, investigated or punished by overseas securities regulatory authorities or competent authorities, changing listing status or listing sector, terminating the listing voluntarily or forcibly, and changing our major business activities, given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings or reporting and fully comply with the new rules and requirements in a timely manner or at all. See “Item 4. Information on the Company—B. Business Overview—Regulations—M&A Rules and Overseas Listing.”

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

We may be adversely affected by the complexity, uncertainties and changes in PRC regulations on internet-related business, automotive businesses and other business carried out by our PRC subsidiaries and the VIEs.

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

Currently, we rely on the contractual arrangements with Beijing NIO and its shareholders to hold an ICP license, and separately own the domain names and trademarks in connection with our internet services and operate our website and mobile application through NIO Co., Ltd. Our internet services may be treated as a value-added telecommunications business. If so, we may be required to transfer the domain names, trademark and the operations of the internet services from NIO Co., Ltd. to Beijing NIO, and we may also be subject to administrative penalties. We rely on the contractual arrangements with Anhui NIO DT and its shareholders to operate insurance brokerage services. NIO Insurance Broker Co., Ltd., the subsidiary of Anhui NIO DT, currently holds an insurance brokerage license and provides insurance brokerage services primarily related to vehicles and properties. We intend to apply for requisite licenses for Anhui NIO AT for certain supporting functions during the development of our assisted and intelligent driving technology. Any challenge to the validity of these arrangements may significantly disrupt our business, subject us to sanctions, compromise enforceability of our contractual arrangements, or have other harmful effects on us. It is uncertain, (i) if Beijing NIO or NIO Co., Ltd. will be required to obtain a separate operating license for certain services that we carried out through our mobile application in addition to the valued-added telecommunications business operating licenses for internet content provision services, and if Beijing NIO will be required to supplement our current ICP license in the future, (ii) if Anhui NIO DT, its subsidiary or NIO China will be required to obtain a separate operating license for certain services that we carried out in addition to the insurance brokerage license, and if Anhui NIO DT or its subsidiary will be required to supplement our current insurance brokerage license in the future; and (iii) if Anhui NIO AT or Anhui NIO AD will be required to obtain a separate operating license for certain services that we carried out in addition to certain required licenses to be applied for, and if Anhui NIO AT will be required to supplement certain required licenses to be applied for in the future.

In addition, our mobile applications are also regulated by the Administrative Provisions on Information Services of Mobile Internet Applications promulgated by CAC in June 2022, which took effect on August 1, 2022 and replaces its predecessor regulation. According to these provisions, the providers of mobile applications shall be responsible for the information contents presented and shall not produce and disseminate illegal information and shall consciously prevent and resist unhealthy information. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our mobile applications complies with the requirements of these provisions at all times. If our mobile applications were found to be violating these provisions, we may be subject to administrative penalties, including warning, service suspension or removal of our mobile applications from the mobile application store, which may materially and adversely affect our business and operating results.

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

Several PRC regulatory authorities, such as the State Administration for Market Regulation, the NDRC, the Ministry of Industry and Information Technology, and the Ministry of Commerce, oversee different aspects of our operations, and we are required to obtain a wide range of government approvals, licenses, permits and registrations in connection with our operations. For example, certain filings must be made by automobile dealers through the information system for the national automobile circulation operated by the commerce department within 90 days after the receipt of a business license. Furthermore, the NEV industry is relatively new in China, and the PRC government has not adopted a clear regulatory framework to regulate the industry. As some of the laws, rules and regulations that we may be subject to were primarily enacted with a view toward application to ICE vehicles, or are relatively new, there is significant uncertainty regarding their interpretation and application with respect to our business. For example, it remains unclear under PRC laws whether our charging vans need to be registered with related local traffic management authorities or obtain transportation operation licenses for their services, and whether we would be required to obtain any particular permit or license to be qualified to provide our charging services in cooperation with third-party charging stations. In addition, the PRC government may enact new laws and regulations that require additional licenses, permits, approvals and/or registrations for the operation of any of our existing or future business. As a result, we cannot assure you that we have all the permits, licenses, registrations, approvals and/or business license covering the sufficient scope of business required for our business or that we will be able to obtain, maintain or renew permits, licenses, registrations, approvals and/or business license covering sufficient scope of business in a timely manner or at all.

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and may influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

We may rely on distributions by our PRC subsidiaries for our financing requirements, and any limitation on our PRC subsidiaries to make payments to us could have a material and adverse effect on our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2023, most of our PRC subsidiaries and the VIEs had not made appropriations to statutory reserves as our PRC subsidiaries and the VIEs reported accumulated loss. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Dividend Distribution.” Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with the VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “Risks Related to Our Corporate Structure—Our contractual arrangements with the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition.” In addition, the incurrence of indebtedness by our PRC subsidiaries could result in operating and financing covenants and undertakings to creditors that would restrict the ability of our PRC subsidiaries to pay dividends to us.

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

Companies registered and operating in China are required under the PRC Social Insurance Law (latest amended in 2018) and the Regulations on the Administration of Housing Funds (latest amended in 2019) to, apply for social insurance registration and housing fund deposit registration within 30 days of their establishment, and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. However, certain of our PRC subsidiaries and the VIEs that do not hire any employees and are not a party to any employment agreement, have not applied for and obtained such registration, and instead of paying the social insurance payment on their own for their employees, certain of our PRC subsidiaries and the VIEs use third-party agencies to pay in the name of such agency. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders may further subject us to administrative fines.

As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices may violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. While we have entered into and may continue to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

PRC regulation on funding PRC subsidiaries by offshore entities and governmental control of currency conversion may delay or prevent us from funding our PRC subsidiaries, which could materially and adversely affect our liquidity and business.

Under PRC laws and regulations, we are permitted to utilize the proceeds of any financing outside China to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration, statutory limitations on amount and approval requirements. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange.” These PRC laws and regulations may significantly limit our ability to use Renminbi converted from the net proceeds of any financing outside China to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new VIEs in China. Moreover, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions that we made to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

On December 26, 2017, the NDRC issued the Management Rules for Overseas Investment by Enterprises. On February 11, 2018, the Catalog on Overseas Investment in Sensitive Industries (2018 Edition) was promulgated. Overseas investment governed by these rules refers to the investment activities conducted by an enterprise located in the territory of China either directly or via an overseas enterprise under its control through making investment with assets and equities or providing financing or guarantees in order to obtain overseas ownership, control, management rights and other related interests, and overseas investment by a PRC individual through overseas enterprises under his/her control is also subject to these rules. According to these rules, before being conducted, any overseas investment in a sensitive industry or any direct investment by a Chinese enterprise in a non-sensitive industry but with an investment amount over US$300 million requires approval from, or filing with, the NDRC, and for those non-sensitive investments indirectly by Chinese investors (including PRC individuals) with investment amounts over US$300 million need to be reported. However, uncertainties remain with respect to the interpretation and application of these rules, we are not sure whether our using of proceeds will be subject to these rules. If we fail to obtain the approval, complete the filing or report our overseas investment with our proceeds (as the case may be) in a timely manner provided that these rules are applicable, we may be forced to suspend or cease our investment, or be subject to penalties or other liabilities, which could materially and adversely affect our business, financial condition and prospects.

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

PRC regulations on offshore investment by PRC residents may prevent our PRC subsidiaries from distributing profits to us or expose us or our PRC resident beneficial owners to penalties under PRC law.

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

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interests in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or our failure to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

China’s M&A Rules and other regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex. In addition to the Anti-Monopoly Law of China itself, these include the Rules on Acquisition of Domestic Enterprises by Foreign Investors, adopted by six PRC governmental and regulatory agencies in 2006 and amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, promulgated in 2011. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law of China requires that the Ministry of Commerce be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, these rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Taxation Administration issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Taxation Administration’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, we may be required to withhold a 10% withholding tax from interest or dividends we pay to our shareholders that are non-PRC resident enterprises, including the holders of our ADSs. In addition, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of our ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, interest or dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of the ADSs or ordinary shares by such holders may be subject to PRC tax at a rate of 20% (which, in the case of interest or dividends, we may withhold at source), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

We may not be able to obtain certain benefits under tax arrangements on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which took effect in January 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other tax rules and regulations. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—PRC.” As of December 31, 2023, most of our subsidiaries and the VIEs located in the PRC reported accumulated loss and therefore they had no retained earnings for offshore distribution. In the future, we intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. Our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the tax authority and we may not be able to complete the necessary filings with the tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the State Taxation Administration issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7. Circular 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the State Taxation Administration issued Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or Circular 37, which took effect on December 1, 2017 and was amended on June 15, 2018. Circular 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

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

If the authorized users of our non-tangible assets, including our corporate chops and seals, fail to fulfill their responsibilities, or misuse these assets, our business could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the branch of the State Administration for Market Regulation.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries and the VIEs have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiaries and the VIEs are members of our senior management team who have signed employment agreements with us or our PRC subsidiaries and the VIEs under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries and the VIEs. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries or the VIEs, we or our PRC subsidiaries or the VIEs would need to pass a new shareholders or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Our interest in leased property may be defective or subject to lien and our right to lease, own or use the properties may be therefore challenged, which could cause significant disruption to our business.

Under PRC laws, all lease agreements are required to be registered with the local housing authorities. We presently lease several premises in China, some of which have not completed the registration of the ownership rights or the registration of our leases with the authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.

Some of the ownership certificates or other similar proof of certain leased properties have not been provided to us by the lessors. Therefore, we cannot assure you that such lessors are entitled to lease the real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under lease agreements for indemnities for their breach of the leasing agreements. In addition, we may not be able to renew our existing lease agreements before their expiration dates, in which case we may be required to vacate the properties. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be adversely affected.

Some of our PRC subsidiaries have incurred or will incur indebtedness and may, in connection therewith, create mortgage, pledge or other lien over substantive operating assets, facilities or equity interests of certain PRC subsidiaries as guarantee to their repayment of indebtedness or as counter guarantee to third-party guarantors which provide guarantee to our PRC subsidiaries’ repayment of indebtedness. In the event that the PRC subsidiaries fail to perform their repayment obligations, or such guarantors perform their guarantee obligations, claims may be raised to our substantive operating assets, facilities or equity interests of the PRC subsidiaries in question. If we cannot continue to own or use such assets, facilities or equity interests, our operation may be adversely affected.

Risks Related to Our ADSs and Class A Ordinary Shares

We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

The trading of our Class A ordinary shares on the Hong Kong Stock Exchange commenced on March 10, 2022 under the stock code “9866.” As a company listed on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Hong Kong Listing Rules, we are not subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the listing of our Class A ordinary shares on the Hong Kong Stock Exchange, we have applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Codes on Takeovers and Mergers and Shares Buy-backs issued by the Securities and Futures Commission, and the Securities and Futures Ordinance. As a result, we will adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

Our articles of association are specific to us and include certain provisions that may be different from the requirements under the Hong Kong Listing Rules and common practices in Hong Kong. In particular, in our amended articles of associations put forth in the first annual general meeting after the listing of our Class A ordinary shares on the Hong Kong Stock Exchange, or the First AGM, we refer to the Relevant Period as the period commencing from the date on which any of our Class A ordinary shares first become secondary listed on the Hong Kong Stock Exchange to and including the date immediately before the day which the secondary listing is withdrawn from the Hong Kong Stock Exchange. For example, in order to comply with applicable Hong Kong Listing Rules, during the Relevant Period, (i) NIO Users Trust will not have any director nomination right; (ii) our company shall have only one class of shares with enhanced or weighted voting rights; (iii) our directors shall not have the power to, amongst others, authorize share split or designate a new share class with enhanced or weighted voting rights; and (iv) certain restrictions on the weighted voting right structure of our company under Chapter 8A of the Hong Kong Listing Rules shall be applicable, such as, amongst others, no further increase in the proportion of WVR shares, that only a director or a director holding vehicle is permitted to hold WVR shares and automatic conversion of WVR shares into Class A ordinary shares under certain circumstances.

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

Given certain shareholder protection under the Hong Kong Listing Rules will only be applicable during the Relevant Period, our investors may be afforded less protection after the Relevant Period under our amended articles of association adopted in the First AGM as compared with other companies secondarily listed in Hong Kong.

We may only cease to be secondary listed under Chapter 19C of the Hong Kong Listing Rules under one of the following situations:

●	withdrawal, in the case where we are primary listed on another stock exchange and voluntarily withdraw our secondary listing on the Hong Kong Stock Exchange;
●	migration of the majority of trading to the Hong Kong Stock Exchange’s markets, in the case where the majority of trading in our listed shares migrates to the Hong Kong Stock Exchange’s markets on a permanent basis;
●	primary conversion, i.e., our voluntary conversion to a dual-primary listing on the Hong Kong Stock Exchange;
●	overseas de-listing, where our shares or depositary receipts issued on our shares cease to be listed on the stock exchange which we are primary listed;
●	if the Hong Kong Stock Exchange cancels the listing of our securities; and
●	if the Securities and Futures Commission of Hong Kong directs the Hong Kong Stock Exchange to cancel the listing of our securities.

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

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our Class A ordinary shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Codes on Takeovers and Mergers and Shares Buy-backs and the Securities and Futures Ordinance, which could result in us having to amend our corporate structure and articles of association and we may incur of incremental compliance costs.

If we change the listing venue of our securities, you may lose the shareholder protection mechanisms afforded under the regulatory regimes of the applicable securities exchange.

As a company listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Singapore Exchange, we are subject to various listing standards and requirements that are aimed at protecting your rights as shareholders of our company, subject to certain permitted exceptions applicable to foreign companies. For example, after our listing on the Hong Kong Stock Exchange, our thirteenth amended and restated memorandum and articles of association requires that there should only be one class of shares with enhanced voting rights, and that certain reserved matters under the Hong Kong Listing Rules are required to be voted on a one vote per share basis at the general meetings. In the event that we reduce the number of shares in issue, the holders of WVR shares shall reduce their voting rights in the Company proportionately through a conversion of a portion of their Class C shares or otherwise. If we choose to change the listing venue of our securities, including delisting from either exchanges, you may lose the shareholder protection mechanisms afforded under the regulatory regimes of the applicable securities exchange. In particular, various factors will be taken into consideration by the Company in relation to the circumstances under which it may be considered not desirable or viable for the shares to remain listed on a certain stock exchange, such as the then regulatory environment of the listing venue, whether the additional compliance burden arisen by remaining listed in a particular stock exchange will be unduly burdensome for the Company to further its interest, realize its vision or implementing certain business plans.

The trading prices of our listed securities have been and are likely to continue to be volatile, which could result in substantial losses to investors.

The trading prices of our listed securities have been and are likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, in 2023, the trading price of our ADSs ranged from a low of US$7.15 to a high of US$15.46; the trading price of our Class A ordinary shares listed on the Hong Kong Stock Exchange ranged from a low of HK$55.35 to a high of HK$122.60; the trading price of our Class A ordinary shares listed on the Main Board of the Singapore Exchange ranged from a low of US$7.07 to a high of US$15.78. The market price for our listed securities may continue to be volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

●	actual or anticipated fluctuations in our quarterly results of operations and cash flows;
●	changes in financial estimates by securities research analysts;
●	conditions in automotive markets;
●	changes in the operating performance or market valuations of other automotive companies;
●	announcements we or our competitors made of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;
●	addition or departure of key personnel;
●	fluctuations of exchange rates between RMB and the U.S. dollar;
●	litigation, government investigation or other legal or regulatory proceeding;
●	release of lock-up and other transfer restrictions on our Class A ordinary shares or ADSs, issuance of ADSs or ordinary shares upon conversion of the convertible notes we issued, or any ordinary shares or sales of additional ADSs;
●	any actual or alleged illegal acts of our shareholders or management;
●	any share repurchase program; and
●	general economic or political conditions in China or elsewhere in the world.

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

We had historically adopted a triple-class voting structure such that our ordinary shares consisted of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Upon the listing of our Class A ordinary shares on the Hong Kong Stock Exchange, all of our Class B ordinary shares, which used to be beneficially owned by Tencent entities, namely, Image Frame Investment (HK) Limited and Mount Putuo Investment Limited, were converted to Class A ordinary shares pursuant to the conversion notice delivered by the shareholders. The shareholding structure of Class B ordinary shares and provisions related to Class B ordinary shares have been removed in our thirteenth amended and restated memorandum and articles of association, approved by our shareholders at the annual general meeting held on August 25, 2022. Currently, our ordinary shares consist of Class A ordinary shares and Class C ordinary shares. Holders of Class A ordinary shares and Class C ordinary shares have the same rights other than voting and conversion rights. Each holder of our Class A ordinary shares is entitled to one vote per share, and each holder of our Class C ordinary shares is entitled to eight votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class C ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Each Class C ordinary share is convertible into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class C ordinary shares under any circumstances. Upon any transfer of Class C ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class C ordinary shares are automatically and immediately converted into the equal number of Class A ordinary shares.

As of the date of this annual report, Mr. Bin Li, our founder, chairman and chief executive officer, together with his affiliates, beneficially own all of our issued Class C ordinary shares. Due to the disparate voting powers associated with our multi classes of ordinary shares, Mr. Li has considerable influence over important corporate matters. As of March 31, 2024, Mr. Li beneficially owned approximately 38.5% of the aggregate voting power of our company through mobike Global Ltd. and Originalwish Limited, companies wholly owned by Mr. Li, and through NIO Users Limited, a holding company ultimately controlled by Mr. Li and through NIO Users Community Limited, a company wholly owned by NIO Users Limited. Mr. Li has considerable influence over matters requiring shareholder approval, including electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit the ability of the holders of our Class A ordinary shares and ADSs to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transaction, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price. Moreover, Mr. Li may increase the concentration of his voting power and/or share ownership in the future, which may, among other consequences, decrease the liquidity in our Class A ordinary shares and ADSs.

Techniques employed by short sellers may drive down the market price of our ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

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

On June 28, 2022, Grizzly Research LLC issued a short seller report that made certain allegations against us. On June 29, 2022, we announced that our board of directors, including the audit committee, was reviewing the allegations and considering the appropriate course of action to protect the interests of all shareholders. On July 11, 2022, our board of directors, including the audit committee of our board, decided to form an independent committee, consisting of independent directors Mr. Denny Ting Bun Lee, Mr. Hai Wu, and Ms. Yu Long, to oversee an independent internal review regarding the key allegations made in the short seller report. The internal review was performed by the independent committee with the assistance of third-party professional advisors including an international law firm and forensic accounting experts from a well-regarded forensic accounting firm that is not our auditor. On August 26, 2022, we announced that the internal review was substantially completed. Based on findings of the internal review, the independent committee has concluded that the allegations in the short seller report were not substantiated.

We may be the subject of unfavorable allegations made by short sellers again in the future. Any such allegations may be followed by periods of instability in the market price of our ordinary shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we would have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any meritless short seller attacks, we may be constrained in the manner in which we can proceed against the short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Moreover, while an internal investigation is ongoing and to ensure that its findings are reached independently without undue influence, we may also be constrained in our ability to offer a public rebuttal immediately even if the allegation can, in our view, be readily rebutted. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and the value of any investment in our ADSs could be greatly reduced or rendered worthless.

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

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, that we received from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return to ADS holders will likely depend entirely upon any future price appreciation of our Class A ordinary shares and/or ADSs. There is no guarantee that our Class A ordinary shares and/or ADSs will appreciate in value or even maintain the price at which Class A ordinary shares and/or ADS holders purchased the Class A ordinary shares and/or ADSs. Our Class A ordinary shares and/or ADS holders may not realize a return on their investment in our Class A ordinary shares and/or ADSs and they may even lose their entire investment in our Class A ordinary shares and/or ADSs.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our current and expected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2023. However, no assurance can be given that we will not be or become a PFIC in the current or future taxable years because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the nature and composition of our income and assets (in particular, the retention of substantial amounts of cash and investments). Fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs or Class A ordinary shares, which may be volatile. In particular, recent declines in the market price of the ADSs and Class A ordinary shares increased our risk of becoming a PFIC. The market price of the ADSs and Class A ordinary shares may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our passive income significantly increases relative to our non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. If we were to be or become a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holders.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our thirteenth amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

It may be difficult for overseas regulators to conduct investigations or collect evidence within China and it may also be challenging to export evidence from China for use in litigation.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. With respect to foreign regulatory investigations, although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which took effect in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under this article have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. With respect to both foreign regulatory investigations and foreign litigation, Article 36 of the PRC Data Security Law, which took effect in September 2021, provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial authority and law enforcement with any data stored within the territory of the PRC without the approval of the competent authority of the PRC. Since detailed interpretation of or implementation rules under this article have yet to be promulgated, the ambiguity of “competent authority” for approving data exportation and its relations with other applicable legal provisions including Article 177 of the PRC Securities Law may further increase difficulties faced by you in protecting your interests.

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

ITEM 4.       INFORMATION ON THE COMPANY

A.          History and Development of the Company

We were founded in November 2014, as Nextev Inc., which was changed to our current name NIO Inc. in July 2017. Significant milestones in our development since 2023 include the following:

●	In July 2023, we closed the US$738.5 million strategic equity investment from CYVN Investments RSC Ltd, or CYVN Investments, an affiliate of CYVN Holdings L.L.C., which is an investment vehicle based in Abu Dhabi. CYVN Investments invested US$738.5 million in cash to subscribe 84,695,543 newly issued Class A ordinary shares of our company at a per share purchase price of US$8.72. In July 2023, CYVN Investments also acquired 40,137,614 Class A ordinary shares of our company from an affiliate of Tencent for an aggregate consideration of US$350 million. In December 2023, we closed the additional US$2.2 billion strategic equity investment from CYVN Investments. CYVN Investments invested an aggregate of US$2.2 billion in cash to subscribe for 294,000,000 newly issued Class A ordinary shares of our company at a per share purchase price of US$7.50. Following these transactions, CYVN Investments in aggregate beneficially owns approximately 20.1% of our total issued and outstanding shares.
●	In September and October 2023, we issued US$575 million aggregate principal amount of 3.875% convertible senior notes due 2029, or the 2029 Notes, and US$575 million aggregate principal amount of 4.625% convertible senior notes due 2030, or the 2030 Notes. Shortly after the pricing of the 2029 Notes and the 2030 Notes, we purchased, in separate privately negotiated transactions effected through one of the initial purchasers and its affiliates, approximately US$256 million aggregate principal amount of the 2026 Notes and approximately US$244 million aggregate principal amount the 2027 Notes for cash using the net proceeds from the offering of the 2029 Notes and the 2030 Notes.
●	In February 2024, we completed the repurchase right offer relating to the 2026 Notes. US$300.5 million in aggregate principal amount of the 2026 Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. Following settlement of the repurchase, US$912,000.00 aggregate principal amount of the 2026 Notes remained outstanding and continue to be subject to the existing terms of the indenture and the 2026 Notes.

Our principal executive offices are located at Building 19, No. 1355, Caobao Road, Minhang District, Shanghai, PRC. Our telephone number at this address is +86-21-6908-2018. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711. We maintain our website at http://ir.nio.com/. The information contained on, or linked from, our website is not a part of this annual report.

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

We are a pioneer and a leading company in the premium smart electric vehicle market. We design, develop, manufacture, and sell premium smart electric vehicles, driving innovations in next-generation technologies in assisted and intelligent driving, digital technologies, electric powertrains and batteries. We differentiate ourselves through our continuous technological breakthroughs and innovations, such as our industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as our proprietary NIO assisted and intelligent driving and its subscription services.

Our Vehicles

We design, develop, manufacture and sell our vehicles in the premium smart electric vehicle market. We currently offer our products and services in China, Norway, Germany, the Netherlands, Denmark and Sweden and plan to expand into more global markets to capture the fast-growing EV demand.

We introduced the EP9 supercar in 2016, which was the then fastest electric vehicle, setting the Nurburgring Nordschleife all-electric vehicle lap record. Starting from December 2017, we launched a succession of well-positioned vehicle models and established a competitive product portfolio, including the ES8, a six-seater smart electric flagship SUV, the ES7 (or the EL7), a mid-large five-seater smart electric SUV, the ES6 (or the EL6), a five-seater all-round smart electric SUV, the EC7, a five-seater smart electric flagship coupe SUV, the EC6, a five-seater smart electric coupe SUV, the ET9, a smart electric executive flagship, the ET7, a smart electric flagship sedan, the ET5, a mid-size smart electric sedan, and the ET5T, a smart electric tourer.

In 2023, we completed our product lineup on the NIO Technology 2.0 (NT2.0) by starting deliveries of the EC7, All-New ES6, All-New ES8, ET5T, and All-New EC6. With enhanced driving and riding experiences with exquisite design, high performance, superior comfort, and advanced digital systems, our product portfolio caters to wide-ranging journeys of users for their family, business and leisure needs. In December 2023, we launched the ET9, a smart electric executive flagship. The ET9 embodies our latest advancements in technological research and development, presenting a combination of flagship-style exterior, innovative executive space, leading driving and riding experience, intelligent technologies, efficient power solutions, and comprehensive safety standards. We expect to start deliveries of the ET9 in the first quarter of 2025.

Inheriting our high-performance DNA marked by dual-motor intelligent All-Wheel-Drive system, all NIO models are able to achieve outstanding performances in 0-100 km/h and braking distance. Enabled by battery swapping technology, all our models are compatible with different battery packs including Standard Range Battery, Long Range Battery and Ultra-Long Range Battery, supporting different driving ranges and providing an upgradable and flexible user experience. We aim to deliver products with the highest safety and quality standards to our users in line with our core values and commitments.

We believe our vehicles are well-positioned in the premium smart electric vehicle market. We delivered 160,038 vehicles, including 92,186 premium smart electric SUVs and 67,852 premium smart electric sedans in 2023. In 2024, we expect to launch our new brand and commence deliveries of its first product, complementing our product portfolio and contributing to our vehicle sales. We are also developing more products to expand our addressable market segments.

Notes:

†	Represent currently available models for sale.

*

Represent China Light-Duty Vehicle Test Cycle, or the CLTC, range. The driving ranges are based on the officially filed documents or engineering test results, which may vary due to different road types, weather and road conditions, battery level, loading and tires.

**150 kWh battery is expected to be available in the near future.

***Represent starting manufacturer’s suggested retail price, or the MSRP, in China as of the date of this annual report.

Our Key Technological Breakthroughs and Innovations

Since our inception, we have remained committed to innovation and dedicated to investing in research and development of core technologies. Our technological breakthroughs and innovations differentiate us from our peers, creating better user experiences and enhancing our users’ confidence in us. We have strategically focused on building in-house capabilities including battery swapping, assisted and intelligent driving, digital technologies, electric powertrain and battery, vehicle engineering and design, among others, to control the design and development of the vehicle software and hardware architecture and the critical components that go into our products. Our capabilities have given us greater flexibility to continually improve our current products and allow us to launch new products. By integrating these industry-leading technologies, all of our vehicles can create a relaxing, interactive, intelligent and immersive experience for our users.

We have strategically located our research and development offices in locations where we believe give us access to the best talent. Our global research and development center for production models is located in Shanghai. Our advanced vehicle manufacturing center is located in Hefei. Our global research and development center for software is located in Beijing. Our global research and development center for assisted and intelligent driving is located in San Jose. Our global design center is located in Munich. Our global research and development center for advanced engineering is located in Oxford.

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

●	Battery Swapping. Supported by over 1,600 patented technologies as of December 31, 2023, all of our vehicles support battery swapping. It provides our users with convenient “recharging” experiences by simply swapping the user’s battery for another one within minutes. Moreover, it enables users to enjoy the benefits of battery technology advancements with upgrade options. Additionally, during each battery swap, a comprehensive health assessment on the battery and electric drive system is performed to ensure optimal condition of the vehicle. In December 2023, we introduced Power Swap Station 4.0, which boasts enhanced efficiency improvements and can reach a service capacity of up to 480 swaps per day. Equipped with Lidars and NVIDIA DRIVE Orin X chips, it possesses the capability to conduct fully automatic swap and handle complex environments for more intelligent vehicle-station connectivity. Power Swap Station 4.0 is compatible with multiple vehicle brands.
●	BaaS. Enabled by vehicle-battery separation and battery subscription, BaaS decouples the battery price from the purchase price of a vehicle and allows users to subscribe for battery usage separately. For each user under the BaaS model, we sell a battery to the Battery Asset Company, and the user subscribes for the usage of the battery from the Battery Asset Company. If users opt to purchase a NIO vehicle and subscribe for the battery under BaaS, they can enjoy a deduction off the original vehicle purchase price while paying a monthly subscription fee for the battery. NIO users are able to enjoy permanent or flexible upgrades to batteries with higher capacities or other future battery options with an additional fee as the battery technologies evolve.

Assisted and Intelligent Driving and Subscription

We believe that assisted and intelligent driving is the core of smart electric vehicles, and it has been our focus from day one. We are one of the first companies in China to offer enhanced ADAS capabilities and we have been dedicated to developing our proprietary full-stack assisted and intelligent driving capabilities.

NIO assisted and intelligent driving, or NAD, our full-stack in-house developed assisted and intelligent driving capabilities, is equipped with our proprietary perception algorithms, localization, control strategy and platform software. The technology comprises NIO Adam, a super computing platform with outstanding computing power, and NIO Aquila, a super sensing system equipped with high-performance sensors including LiDAR. With the gradual release of certain features of the NAD through Navigate on Pilot Plus, or NOP+, a driving assist feature based on NT2.0 to users, our generalization capability and collective intelligence capability have seen rapid growth. Currently, NOP+ has been made available for expressways, urban areas, parking and battery swapping and we expect to release it to all NT2.0 users in the future to deliver a safer and more relaxing assisted and intelligent driving experience for our users. Our NOP+ is available for user subscription.

In addition, we have commenced our in-house research and development of the intelligent driving chipset to maximize the assisted and intelligent driving algorithm efficiency. In December 2023, we unveiled our first proprietary automotive-grade chip for assisted and intelligent driving, the NX9031. We intend to integrate this chip into our future products to enhance the intelligent driving experience for our users.

Digital Technologies

Digital System

Digital system is the foundation for us to achieve continuous upgrades through over-the-air updates, the digital platform for building our own proprietary software and algorithms and the security system for deep reassurance.

On top of our proprietary software architecture and cloud data platform, SkyOS, our all-domain vehicle operating system, has what we believe to be the industry-leading connectivity and remote service capabilities with an end-to-end security framework. By seamlessly integrating and efficiently collaborating various systems, including intelligent driving, vehicle control, digital cockpit, and connectivity, SkyOS provides a secure, intelligent and smooth driving experience to users.

Digital Cockpit

Our digital cockpit has an AI-driven, scalable and flexible architecture that presents users with an intelligent and immersive digital experience. We have built flexibility into the digital cockpit, so that we can continue to update the cockpit’s operating system with new features and applications.

Inspired by the concept of creating a mobile living space, providing a caring emotion companion while connecting products, services and community, we have launched PanoCinema, a panoramic digital cockpit with AR and VR capabilities, to bring immersive audio and visual experiences to our users. Inside our digital cockpit, NOMI, our in-car AI companion, can listen to, communicate and interact with users to build a strong emotional connection between vehicles and users. In addition, we expect to release our NOMI GPT, a multimodal large vision model, in the near future.

Electric Powertrain and Battery

Electric Powertrain

Starting from our first product, we have designed, developed and manufactured our own proprietary electric powertrains in-house. We possess in-house research and development capabilities across motors, electric controls, reducers, and high voltage charging and distribution systems.

Our electric powertrains are designed specifically for NIO’s vehicles, and through firmware over-the-air, we are able to continue to improve and update, and adjust according to our users’ driving behavior. Enabled by in-house research and development capabilities, our dual-motor configuration offers a variety of electric motors, including 150-300kW induction motor and 160-210 kW permanent magnet motor. We are in the process of developing our next generation electric powertrains based on the high-voltage architecture.

Battery

We are committed to the research, development and innovations in battery technologies and have built up the research and development capabilities throughout the lifecycle of uni-pack battery. Our batteries are based on advanced battery pack design, battery management system and proprietary swapping mechanism.

Currently, we offer two battery options: Standard Range Battery and Long Range Battery. The Standard Range Battery currently on offer is a 75 kWh battery with lithium iron phosphate cells. With certain proprietary patents, the 100 kWh Long Range cell-to-pack battery features thermal propagation prevention, highly integrated design, all-climate thermal management and bi-directional cloud battery management system. We expect to commence the delivery of our 150 kWh battery, or the Ultra-long Range Battery with the next generation battery technology in the near future. In addition, we expect to collaborate with our partners in developing long-life batteries.

Vehicle Engineering and Design Capabilities

We have significant in-house vehicle engineering and design capabilities, covering all major areas of vehicle development starting from inception to completion, with a particular emphasis on software-driven technologies and fast iteration. For example, our in-house developed intelligent chassis controller enables redundancy control, electronic parking brake control, damper control, air spring leveling control, while achieving functional safety, cyber security and OTA updates. In addition, we have implemented integrated die casting to minimize the number of vehicle parts, reduce process steps, shorten production line length, and enhance overall efficiency.

Our global design team has comprehensive design capabilities across the board, from brand, vehicles, user interface/user experience, lifestyle products to accessories.

User Development and User Community

We reach out to and engage with our users directly through our own offline and online platforms, including NIO Houses, NIO Spaces and NIO app, and aim to build a community where we share joy and grow together with our users.

NIO House and NIO Space

NIO Houses and NIO Spaces serve as the offline channels for us to reach out to and serve our users, as well as the offline platforms for NIO user community.

NIO Houses have showroom functions while serving as a clubhouse for our users and their friends. Since we opened our first NIO House in Beijing in November 2017, we continue to expand our network of NIO Houses globally. As of December 31, 2023, we had 145 NIO Houses in total globally.

NIO Spaces are mainly showrooms for our brand, vehicles and services. Compared with NIO Houses, NIO Spaces are generally smaller in scale, more delicate and sales-focused. As of December 31, 2023, we had 335 NIO Spaces in total globally.

NIO App

NIO app, our mobile application, is designed to serve as a comprehensive portal. It allows users to not only place orders for and configure all NIO vehicles, but also to access vehicle control, power and other service, as well as purchase NIO Life product. Most importantly, it functions as an online platform for our user community.

NIO Day and NIO Events

Our annual NIO Day is an event jointly hosted by NIO and our users where we launch our new products and technologies and celebrate the user community. In December 2017 in Beijing, China, we held our first NIO Day and launched the ES8. We had since then held multiple NIO Days to launch new products and interact with our users and industry participants in the subsequent years. Most recently, in December 2023, we held the seventh NIO Day in Xi’an, China, with the official debut of ET9.

In 2021, we held the Norway strategy conference, where we announced our entry into the Norwegian market. In 2022, we held NIO Berlin 2022, marking our expansion into Germany, the Netherlands, Denmark and Sweden. Currently, we offer ES8, EL7, EL6, ET7, ET5 and ET5T in European markets. We offer our products in Europe through direct sales, leasing programs, and subscription programs.

NIO Life

We have established our lifestyle brand NIO Life, which has an online store on NIO app where users can purchase NIO lifestyle products. The product categories include clothing and accessories, home and living, consumer electronics, food and beverages. Since we launched our online store in December 2016, over 13 million NIO Life items have been delivered to our users through online and offline channels as of December 31, 2023.

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

Our Power Solutions

We offer a comprehensive and innovative suite of power solutions to address the charging and swapping needs of our users. Our power solutions include home charger called Power Home, battery swapping called Power Swap, supercharging piles called Power Charger, destination charging piles called Destination Charger, and mobile charging called Power Mobile, all of which are connected to cloud-enabled Power Cloud, which synchronizes users’ power consumption information and our power network, and intelligently suggests the appropriate services, according to the users’ locations and power consumption patterns. Our users not only get to check the availability of charging and swapping resources of NIO’s own network, but also have access to a network of public chargers and their real-time information through the Power Map on our NIO app. In addition, we offer our users our One Click for Power valet service where we pick up, charge and then return the vehicle. Our goal is to provide the most convenient power solutions to our users.

Power Home

Through Power Home, we install home chargers at our users’ homes upon our users’ requests if the installation is feasible. Currently we are offering our users standard home chargers and high-speed home chargers.

Power Swap

All of our vehicles support battery swapping. Once a vehicle is parked in the swap station and the swap function is activated, battery swapping will take place within minutes. Automatic battery and electric system checks are performed during each swap to enhance the safety and security of the vehicle and battery.

In December 2023, we introduced Power Swap Station 4.0, which boasts enhanced efficiency improvements and can reach a service capacity of up to 480 swaps per day. Equipped with Lidars and NVIDIA DRIVE Orin X chips, it possesses the capability to conduct fully automatic swap and handle complex environments for more intelligent vehicle-station connectivity. Power Swap Station 4.0 is compatible with multiple vehicle brands. We have opened our Power Swap network to the entire industry and signed strategic partnership agreements with Changan Automobile, Geely Group, JAC Group and Chery Automobile on battery swapping. As of December 31, 2023, we had 2,350 Power Swap Stations covering urban areas and expressways globally, through which we had completed over 35 million battery swaps cumulatively.

We plan to strategically deploy more Power Swap Stations in selected geographical areas to ensure optimal battery swap experience for our growing user base and boost sales. We have partnered with multiple energy companies, including, among others, Anhui Province Energy Group Co., Ltd. and China Southern Power Grid Peak Load and Frequency Modulation (Guangdong) Energy Storage Technology Co., Ltd., and expect to join hands with more partners to collectively contribute towards the development of power network and the wider adoption of battery swapping.

Power Charger and Destination Charger

Through Power Charger, our supercharging piles, we provide our users a fast and reliable power solution. Users are able to locate, use and pay for the charging through our NIO app. Our Power Chargers are of a slim design and are located in parking lots and other locations easily accessible to our users. We currently offer up to 640kW Power Charger.

We also deploy chargers in tourist attractions, shopping malls, office buildings, and other types of destinations to expand the charging network for convenience and flexibility.

As of December 31, 2023, we had 21,091 Power Chargers and Destination Chargers in operation. We plan to further enhance the efficiency and expand the deployment of our chargers to cater to the growing user demand.

Power Mobile

Through Power Mobile, we provide charging services through fast charging vans with our proprietary fast-charging technologies, supplementing our swapping and charging network. Users are able to book Power Mobile services in advance through our NIO app.

We have a fleet of Power Mobile vans in operation in China. We regularly adjust the deployment of Power Mobile vans in China based on our user distribution and user needs and plan to improve the efficiency of these NIO Power Mobile vans to create better experiences for users.

Power Map

In addition to our own swapping and charging network, our users have access to a network of public chargers and their real-time information through the Power Map on our NIO app, which consisted of over 1,460,000 publicly accessible charging piles globally as of December 31, 2023. In order to further improve user experience, we have been working to increase the number of chargers with data synchronized to our Power Cloud.

One Click for Power

We offer our users our One Click for Power valet service. Through our NIO app, a user can have our team pick up his or her vehicle at the user’s designated parking location for valet charging, battery swapping or power mobile. We aim to provide users with the most convenient charging experience by identifying the most appropriate power solution based on the user’s travel habits through cloud-based smart scheduling.

Service and Warranty

Our users can access a full suite of innovative services on our NIO app, as part of our strategy of redefining the user experience. NIO Service, our one-stop service ecosystem marked by the innovative worry-free service plan, provides NIO users with a holistic end-to-end service experience. We believe our service capability is among the core competitiveness we possess.

Service

Service Network

We currently provide servicing both through NIO service centers and authorized third-party service centers, both of which provide repair, maintenance and bodywork services.

For our NIO service centers, we have dedicated qualified technicians who receive regular professional trainings and skill tests, which ensures high-quality user services. As of December 31, 2023, we had 82 NIO service centers worldwide. For authorized third-party service centers, we have a devoted management team to carefully select and bring authorized service centers into our network, most with experience servicing high-end branded vehicles. As of December 31, 2023, we had 228 authorized service centers worldwide.

We also provide high-quality delivery service through NIO delivery centers, which serve as vital hubs in the user experience journey. At our NIO delivery centers, we offer users a full-service support package, including vehicle transportation and delivery, pre-delivery inspection (PDI) services, assistance with vehicle inspection, guidance and orientation on vehicle features, assistance with vehicle registration and insurance processing.

Service Plan

We offer our users worry-free service plans on an annual fee basis in certain regions. The worry-free service plans provide a combination of insurance and a series of service options. The insurance offered in the plan covers statutory third-party liability and vehicle damage insurance, which are provided through third-party insurers. Our service offerings include vehicle repair and maintenance services, courtesy vehicles, roadside assistances, optional value-added services, and enhanced data packages, among other services.

Users are able to arrange for vehicle services using our NIO app. We also provide worry-free services such as repair, maintenance and charging at users’ doorstep through Service Mobile, our service centers on wheels.

Auto Financing

We currently have agreements with several commercial banks in China, pursuant to which we assist users across China in acquiring financing when they purchase our vehicles. We also offer auto financing arrangements to users directly through our subsidiaries.

NIO Certified (Used Vehicle Service)

In January 2021, we launched NIO Certified, our used vehicle service, to provide high-quality services for used NIO vehicle transactions. We have developed the capabilities in the major cities in China to cover services including used vehicle inspection, evaluation, acquisition and sales. We also partner with various used car dealers through our NIO app to assist users in completing their used car transactions more efficiently and conveniently.

Warranty Policy

For an initial retail purchaser of a new NIO vehicle in China, in addition to the warranty required under the PRC laws, including (i) a bumper-to-bumper three-year or 120,000-km warranty, (ii) for critical EV components (batteries, electric motors, power electric units and vehicle control units), an eight-year or 120,000-km warranty, and (iii) a two-year or 50,000-km warranty covering vehicle repair, replacement and refund, we also provide an extended warranty in China subject to certain conditions. For the owners of our vehicles in Europe, in addition to the warranty required under the applicable laws and regulations, we also provide an extended warranty subject to certain conditions. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Our warranty reserves may be insufficient to cover future warranty claims which could adversely affect our financial performance.”

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

We obtain systems, components, raw materials, parts, manufacturing equipment and other supplies and services from suppliers which we believe to be reputable and reliable. We follow our internal process to source suppliers taking into account quality, cost and timing. We continually innovate our supply chain in order to establish a more effective and diverse supply chain system. We actively cultivate partnerships with suppliers that have innovative technological capabilities and cost advantages, thereby increasing the competitiveness and innovativeness of our supply chain. While we obtain components from multiple sources whenever possible, many of the components used in our vehicles are purchased from a single source. Eventually we plan to implement a multi-source volume purchasing strategy in order to reduce our reliance on sole source suppliers.

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

Manufacturing

Vehicle Manufacturing

In the past, we partnered with JAC for the joint manufacturing of our vehicles in the F1 Plant and the F2 Plant in Hefei, China.

We entered into definitive agreements with JAC in December 2023, pursuant to which we agreed to acquire the manufacturing equipment and assets of the F1 Plant and the F2 Plant from JAC for a total consideration of approximately RMB3.16 billion, excluding tax. The asset transfer was completed in December 2023. In addition, we have completed the filing process for our electric passenger vehicle investment project with the authorities in Anhui province and have been included in the Ministry of Industry and Information Technology’s catalogue of approved manufacturers. Our manufacturing model has transitioned from joint manufacturing to independent manufacturing. We have commenced independent manufacturing of all our current vehicles models in the F1 Plant and the F2 Plant.

Other Manufacturing

We have established our manufacturing center in China for the production of electric powertrains, with highly automated production lines, advanced manufacturing execution systems and automated guided vehicles. We also manufacture Power Swap Stations and charging piles independently, as well as in collaboration with our partners.

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

In the research and development stage, we have established a failure mode analysis sub-committee and a reliability working group to continually improve the awareness, knowledge and ability of problem prevention in product design, process design, service design and other aspects. We have built a NIO product development platform to manage the entire product development process, efficiently integrating the workflows of various business departments, and achieving high-quality management of vehicles to be delivered.

In the manufacturing stage, we implement end-to-end quality planning based on product and process characteristics, covering quality issue prevention, incoming material inspection, in-process inspection, customer review, pre-shipment inspection and rapid problem resolution. In the meantime, we actively promote the digitalization of manufacturing quality management in various use cases, including, among others, problem management, change point management, vehicle management, and personnel management. Through intelligent data monitoring and analysis, we are able to timely detect abnormalities and make corrections.

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

In addition, we collect users’ feedback through various channels, such as hotline, NIO app, NIO Fellow, user service group, and NOMI in our vehicles, and direct these feedbacks to our product experience, service and quality assurance team so as to drive the fast iteration and improvement in terms of product development, manufacturing and supply chain.

Certain Other Cooperation Arrangements

Hefei Strategic Investors

On April 29, 2020, we entered into an investment agreement, or the initial investment agreement, and a shareholders agreement, or the initial shareholders agreement (collectively, the initial agreements), for investments into NIO Holding Co., Ltd. (previously known as NIO (Anhui) Holding Co., Ltd.), or NIO China, a legal entity that we wholly owned pre-investment, with Hefei City Construction and Investment Holding (Group) Co., Ltd., CMG-SDIC Capital Co., Ltd. and Anhui Provincial Emerging Industry Investment Co., Ltd., or Anhui High-tech Co.

Pursuant to the initial agreements, each investor may designate a fund managed by it or a third party, as applicable, to perform the investment obligations and assume other rights and obligations under the initial agreements. Accordingly, on June 5, 2020, we entered into respective supplemental agreements I to the initial agreements with the investors and their respective designated funds, Jianheng New Energy Fund, Advanced Manufacturing Industry Investment Fund and New Energy Automobile Fund. Under the supplemental agreements I, (i) Hefei City Construction and Investment Holding (Group) Co., Ltd. designated Jianheng New Energy Fund to assume all of its rights and obligations under the initial agreements, (ii) CMG-SDIC Capital Co., Ltd. designated Advanced Manufacturing Industry Investment Fund to assume all of its rights and obligations under the initial agreements, (iii) Anhui High-tech Co. designated New Energy Automobile Fund to perform a portion of its investment obligations under the investment agreement and assume the corresponding rights and obligations under the initial agreements, and (iv) Anhui High-tech Co. will continue to perform the remaining of its investment and other obligations not assigned to New Energy Automobile Fund and enjoy its rights under the initial agreements. On June 5, 2020, NIO China updated its Industrial and Commercial Registration to reflect, among other things, Jianheng New Energy Fund, Advanced Manufacturing Industry Investment Fund, Anhui High-tech Co. and New Energy Automobile Fund as NIO China’s investors. On June 18, 2020, we entered into respective supplemental agreements II with the parties to the supplemental agreements I and Anhui Sanzhong Yichuang, another designated fund of Anhui High-tech Co. Under the supplemental agreements II, Anhui High-tech Co. designated Anhui Sanzhong Yichuang to assume its remaining rights and obligations under the initial agreements that had not been assigned to New Energy Automobile Fund pursuant to the supplemental agreements I.

The initial investment agreement, as amended and supplemented, is referred to as the Hefei Investment Agreement, and the initial shareholders agreement, as amended and supplemented, is referred to as the Previous Hefei Shareholders Agreement in this annual report. The Hefei Investment Agreement and the Previous Hefei Shareholders Agreement are collectively referred to as the Previous Hefei Agreements in this annual report.

On March 30, 2024, we entered into the 2024 Hefei Shareholders Agreement with Jianheng New Energy Fund, Advanced Manufacturing Industry Investment Fund, New Energy Automobile Fund and Anhui Sanzhong Yichuang. The 2024 Hefei Shareholders Agreement amends certain shareholders’ rights in NIO China and supersedes the Previous Hefei Shareholders Agreement.

Under the Hefei Investment Agreement, the Hefei Strategic Investors agreed to invest an aggregate of RMB7 billion in cash into NIO China. We agreed to inject our core businesses and assets in China, including vehicle research and development, supply chain, sales and services and NIO Power, collectively referred to as the Asset Consideration, into NIO China. The Asset Consideration is valued at RMB17.77 billion, as calculated based on 85% of the market value of our company (calculated based on our average ADS trading price over the thirty public trading days preceding April 21, 2020). As of the date of this annual report, the injection of our core businesses and assets into NIO China has been completed. Further, we agreed to invest RMB4.26 billion in cash into NIO China. Upon the completion of the investments, we held 75.885% of controlling equity interests in NIO China, and the Hefei Strategic Investors collectively held the remaining 24.115%. In September 2020, February 2021 and September 2021, we, through one of our wholly-owned subsidiaries, purchased from certain Hefei Strategic Investors equity interests in NIO China and subscribed for newly increased registered capital of NIO China to increase our shareholding. After the completion of these transactions, as of the date of this annual report, we hold 92.114% controlling equity interests in NIO China.

Pursuant to the Previous Hefei Agreements, NIO China establishes its headquarters in the Hefei Economic and Technological Development Area for its business operation, research and development, sales and services, supply chain and manufacturing functions. We collaborate with the Hefei Strategic Investors and Hefei Economic and Technological Development Area to develop NIO China’s business and to support the accelerated development of the smart electric vehicle sectors in Hefei. In addition, NIO China could enjoy a series of subsidies and support from Hefei Economic and Technological Development Area, including rent subsidies, financial support and preferential tax treatment, when NIO China meets certain performance criteria, such as targets for manufacturing capacity, procurement amount and vehicle sales.

Pursuant to the 2024 Hefei Shareholders Agreement, the Hefei Strategic Investors have certain minority shareholder rights, including, among others, the right of first refusal, co-sale right, preemptive right, anti-dilution right, redemption right, liquidation preference and conditional drag-along right. In particular, the following rights, among others, directly relate to obligations of NIO Inc.:

●	Redemption right. The Hefei Strategic Investors may require us or our Hong Kong holding vehicles, the immediate holding companies of NIO China, to redeem all or a portion of the equity interests in NIO China held by the Hefei Strategic Investors at a redemption price of the total amount of the investment price equal to the Hefei Strategic Investors plus an investment income calculated at a compound rate of 8.5% per annum upon the occurrence of certain events. In particular, if NIO China fails to complete the listing application or to issue the material assets restructuring plan related to the qualified initial public offering before December 31, 2027, or fails to complete the qualified initial public offering before December 31, 2028, the Hefei Strategic Investors may request us to redeem the equity interest in NIO China then held by them.
●	Share transfer restriction. Before NIO China completes its potential qualified initial public offering, without the prior written consent of the Hefei Strategic Investors, we may not directly or indirectly transfer, pledge or otherwise dispose of NIO China’s shares to a third party that may result in our shareholding in NIO China fall below 60%. A qualified initial public offering refers to NIO China’s shares being directly or indirectly listed on the Shanghai Stock Exchange, the Shenzhen Stock Exchange, or another overseas stock exchange approved by all shareholders of NIO China, through an initial public offering or a material assets restructuring with a listed company.
●	Liquidation preference. In the event that NIO China is liquidated, the Hefei Strategic Investors are guaranteed a minimum investment return equal to the sum of their capital contribution in NIO China by the Hefei Strategic Investors plus an investment income calculated at a compound interest rate of 8.5% per annum on the basis of the total amount of their capital contribution. If the total consideration received by the Hefei Strategic Investors in such liquidation events is not sufficient to realize the guaranteed minimum investment return, we undertake to compensate separately the shortfall to the Hefei Strategic Investors in cash. Therefore, we could potentially be liable for the full amount of the minimum investment return under the Hefei Investment Agreement.

We maintain effective control over NIO China through our significant shareholdings and corresponding voting rights in NIO China. As of the date of this annual report, we held 92.114% controlling equity interests and corresponding voting rights in NIO China. According to the 2024 Hefei Shareholders Agreement and NIO China’s articles of association, certain significant corporate matters requiring shareholders’ approval by law that fall into the protective provisions at the board of directors level shall be approved by the board of directors of NIO China before being presented to the shareholders for approval. Resolutions of the shareholders involving such significant corporate matters may be passed by shareholders holding at least two thirds of all valid voting power, while resolutions involving other matters may be passed by shareholders holding at least half of all valid voting power. Considering our 92.114% controlling equity interests and corresponding voting rights in NIO China, we have the power to approve all corporate matters that are required to be approved by NIO China’s shareholders.

We also have effective control over the board of directors of NIO China through the majority representation and corresponding voting rights on its board. According to the 2024 Hefei Shareholders Agreement, the current board of directors of NIO China consists of seven members, five of whom are designated by us and serve as directors or executive officers of the Company. The remaining two directors are designated by Jianheng New Energy Fund and Advanced Manufacturing Industry Investment Fund. Each of these two directors independently exercises voting rights on board matters without any act-in-concert arrangements between them or among the Hefei Strategic Investors. These two directors do not participate in the daily operations and management of NIO China outside of their board meeting participation. Moreover, if the aggregate equity holding of the Hefei Strategic Investors in NIO China is lower than 5%, the Hefei Strategic Investors shall not be entitled to nominate any directors.

In addition, the affirmative votes of a majority of the directors are sufficient to approve most corporate matters, such as the annual budget, the annual final accounts, and the appointment or removal of the CEO and CFO, in accordance with the 2024 Hefei Shareholders Agreement. A limited scope of significant corporate matters, such as changes in NIO China’s corporate structure, changes to its core business, and amendment to its articles of association, require the affirmative votes of three-fourths (3/4) of the directors for fundamental investor protection purposes.

Subsequent to the entry into the Previous Hefei Agreements, the cash contribution obligations of us and the Hefei Strategic Investors have all been fulfilled and we have exercised our redemption right and capital increase right under the Previous Hefei Shareholders Agreement in September 2020. In particular, in connection with our exercise of redemption right, we, through one of our wholly-owned subsidiaries, redeemed from Jianheng New Energy Fund 50% of the equity interests in NIO China then held by the Jianheng New Energy Fund in September 2020, which accounted for 8.612% equity interests in NIO China, and the total consideration we paid for such redemption was RMB511.5 million, consisting of the actual capital increase payment Jianheng New Energy Fund had made plus prorated interest accrued at an interest rate of 10% per annum. In addition, we assumed Jianheng New Energy Fund’s remaining cash contribution obligation of RMB2.0 billion. In connection with our exercise of our capital increase right, we, through one of our wholly-owned subsidiaries, subscribed for newly increased registered capital of NIO China at a consideration of US$600 million. In addition, in February 2021, we, through one of our wholly-owned subsidiaries, also purchased from two of the Hefei Strategic Investors an aggregate of 3.305% equity interests in NIO China for a total consideration of RMB5.5 billion and subscribed for newly increased registered capital of NIO China at a subscription price of RMB10.0 billion. In September 2021, we, through one of our wholly-owned subsidiaries, purchased from a minority strategic investor of NIO China an aggregate of 1.418% equity interests in NIO China for a total consideration of RMB2.5 billion and subscribed for newly increased registered capital of NIO China at a subscription price of RMB7.5 billion.

As a result of these transactions, as of the date of this annual report, the registered capital of NIO China was RMB6.429 billion, and we held 92.114% controlling equity interests in NIO China. We have fulfilled all obligations due to be fulfilled under the Previous Hefei Agreements and the 2024 Hefei Shareholders Agreement as of the date of this annual report.

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

Business Collaboration with Forseven

On February 26, 2024, we entered into a technology license agreement, or the Technology License Agreement, with Forseven, a subsidiary of CYVN Holdings L.L.C. Pursuant to the Technology License Agreement, we granted a non-exclusive and non-transferrable worldwide license to Forseven to use certain of our technical information, technical solutions, software and intellectual property rights related to or subsisting in our existing and future smart electric vehicle platforms within certain period, which we collectively refer to as the Licensed Technologies, for (i) the research and development, manufacturing, offering to sell, sales, import and export of vehicle models sold or marketed under Forseven brand(s) meeting pre-agreed manufacturer’s suggested retail price thresholds (excluding tax) under the Technology License Agreement, which we collectively refer to as the Licensed Products, and (ii) the provision or procurement of certain after-sales services for the Licensed Products to its users or technical services from us. We will also provide Forseven with information and reasonable assistance to the extent necessary for Forseven to utilize the Licensed Technologies in accordance with general industry practices.

Under the Technology License Agreement, we will receive technology license fees comprising a non-refundable, fixed upfront license fee plus royalties determined based on the future sales of Licensed Products by Forseven. In addition, Forseven agrees to indemnify us against any losses incurred in connection with breach of its confidentiality obligations under the Technology License Agreement up to a specified liability cap. Subject to certain exceptions, we agree to indemnify Forseven against losses incurred in connection with any third-party intellectual property rights infringement claims resulting from Forseven’s or its sublicensee’s use of the Licensed Technologies in accordance with the Technology License Agreement in an amount of up to twice the amount of the technology license fees paid or payable to us and up to a specified liability cap. Subject to certain limitations, each party’s aggregate liabilities under the Technology License Agreement are capped at a specified liability cap, provided that Forseven’s intentional breach of the confidentiality obligation is uncapped.

Unless terminated in accordance with provisions provided therein, the Technology License Agreement will remain valid until the end of production of the Licensed Products (if the license is used for researching, developing, manufacturing, selling, importing and exporting Licensed Products) or the expiration of Forseven’s obligation to provide after-sales services to its users (if the license is used for providing after-sales services). Either party may terminate the Technology License Agreement if the other party: (i) voluntarily applies for insolvency, liquidation, receivership, bankruptcy, or any other similar procedure for the purpose of debt settlement (other than solvent mergers or reorganizations); (ii) involuntarily applies for insolvency, liquidation, receivership, bankruptcy, or any other similar procedure, and such procedures are not revoked or reversed within 60 days; (iii) makes a general assignment for the benefit of its creditors; (iv) dissolves; (v) suspends or threatens to suspend payment of its debts, or is unable to pay debts as they fall due, or admits inability to pay its debts; (vi) commits a material breach of the Technology License Agreement and (a) such breach is irremediable or (b) fails to rectify the breach within 60 days after receiving a notice from the non-breaching party detailing the breach and requesting a remedy; and (vii) violates applicable laws relating to export control, sanctions, anti-corruption and anti-bribery.

We may also terminate the Technology License Agreement under certain conditions, including if a company that owns one or more automotive brands and sells vehicles under such brand(s) to the market obtains control of Forseven.

Competition

The automotive market is highly competitive, and we compete with both NEV and ICE vehicles targeting the mid- to high-end segment. The electric vehicle market is constantly evolving due to shifting user needs and expectations, favorable policies towards new energy vehicles, expanding charging infrastructure, and technological advances in electric components. Competition in the industry is expected to intensify in the future as more traditional OEMs and other companies with strong financial, engineering, manufacturing, marketing, or other resources enter the electric vehicle market. We believe the primary competitive factors in our markets include, among others, pricing, technological innovation, product design and performance, product quality and safety, service and charging options, user experience, and manufacturing efficiency. We believe our competitive advantages in this evolving market include our well-positioned products, proprietary software and hardware technological advances, battery swapping and other comprehensive power solutions, as well as the worry-free user experience we offer.

Intellectual Property

We have developed a number of proprietary systems and technologies. Since our inception, we have remained committed to innovation and have dedicated ourselves to investing in research and development of core technologies. We have strategically focused on building in-house capabilities, including battery swapping, assisted and intelligent driving, digital technologies, electric powertrain and battery, vehicle engineering and design, among others. As a result, our success depends, at least in part, on our ability to protect our core technology and intellectual property, including our registered patents for electric powertrain, battery and assisted and intelligent driving technologies, among others. To accomplish this, we rely on a combination of patents, patent applications and trade secrets, including, among others, employee and third-party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses to establish and protect our proprietary rights in our technology. We will actively monitor and pursue claims against unauthorized use of our intellectual property.

As of December 31, 2023, we had 4,690 issued patents and 3,788 pending patent applications, 5,633 registered trademarks and 1,189 pending trademark applications in the United States, China, Europe and other jurisdictions. As of December 31, 2023, we also held or otherwise had the legal right to use 262 registered copyrights for software or works of art and approximately 666 registered domain names, including www.nio.io. We intend to continue to file additional patent applications with respect to our technology.

Environmental, Social and Governance

Since our inception, we have embraced the vision of Blue Sky Coming. We deeply understand that the smart electric vehicle industry plays a crucial role in driving the green and low-carbon transformation of the economy and society. Recognizing the importance of environmental, social, and corporate governance, or ESG, and firmly believing in creating sustainable value, we are committed to leveraging our technologies, products, and services to be a force for good in these areas.

Over the past year, we have continually enhanced our ESG practice with an unwavering dedication to sustainable development. In 2023, we received the Green Innovation Award at the 2023 Paulson Prize for Sustainability, which is a recognition of the novelty, scalability, as well as the economic and environmental benefits of our battery swapping technology and business model. In addition, we were honored among the “2023 Global 100: The World’s Most Sustainable Companies” by Corporate Knights. Furthermore, we announced our commitment to join the Science Based Targets initiative, making us the first NEV company in China to join the initiative for science-based carbon targets, which further solidifies our commitment to making a positive social impact. Throughout 2023, we conducted extensive research on ESG topics and actively solicited feedback from internal and external stakeholders.

We are dedicated to fostering sustainable development through responsible governance. We have established a robust and efficient corporate governance structure, and have established the Nominating and ESG Committee under our board of directors, as well as the ESG Steering Team, to streamline our ESG initiatives. We release ESG reports annually on our website, detailing our latest ESG policies and sustainability initiatives.

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

At the product design and development stage, based on the philosophy of design for sustainability, we conduct comprehensive research on the availability and application of low-carbon technologies and materials, and apply them on our products to reduce the carbon emission and energy consumption of our product portfolio. During the manufacturing process, we continue to improve and carry forward its green manufacturing system by carrying out intensive green space construction, empowering digital management and committing to low-carbon energy utilization. In addition, we implemented water, aluminum and other scrap material recycling in our plant and aim to further expand our recycling efforts throughout the product lifecycle.

Moreover, we have initiated a series of activities together with different stakeholders to protect the environment and support the broader community. We launched Clean Parks, an ecosystem co-conservation initiative co-initiated with the World Wide Fund for Nature and the United Nations Development Programme.

Social Sustainability

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

We have built a user community extending from personal growth to community development and user co-creation. To further understand the demands of users and improve our service quality, NIO has set up a multi-dimensional satisfaction survey mechanism.

As a member of the United Nations Global Compact, we are committed to fulfilling the standards and requirements of the Universal Declaration of Human Rights and the Declaration of the International Labor Organization on Fundamental Principles and Rights at Work, and has integrated them into internal systems and polices. We focus on identifying and attracting talent from diverse backgrounds across the globe and aim to facilitate the long-term development of employees through a value-driven mechanism based on NIO value system. We have established a unique career development system, NIO Career Path system, providing different development paths for employees in different positions. On top of our employee stock ownership plan and compulsory benefits and insurances covering all employees, we also offer our employees various supplementary benefits and organize various employee activities to enrich employees’ lives and improve their wellbeing.

We have established various corporate social responsibility initiatives to comprehensively give back to the communities and to create value for the society. We are the sponsor of the Formula Student Electric China, a competition event where college students design and race electric racing vehicles, allowing us to nurture the young talent for the future of the automotive industry. In addition, NIO Users Trust has been making continuous contributions to public welfare projects, including rural revitalization, emergency assistant, user care and charity donations, and collaborating with third-party organizations in various projects with the goal to achieve a balance between social benefits and economic development.

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

To provide solid support for business development, we have established a comprehensive information security management system, and has been improving the system constantly in line with applicable laws and regulations in the countries and regions where we conduct business, supporting smooth business operations of our company and protecting the security of user information.

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

Insurance

We maintain various insurance policies required by PRC laws and regulations to safeguard against risks and unexpected events. We consider that the coverage from the insurance policies that we maintain is in line with the industry norm. We do not have any business liability or disruption insurance to cover our operations. For the years ended December 31, 2021, 2022 and 2023, we have not made, nor been the subject of, any material insurance claim.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations and Approvals Covering the Manufacturing of New Energy Vehicles

The NDRC promulgated the Provisions on Administration of Investment in Automobile Industry, which took effect on January 10, 2019. According to these provisions, enterprises are encouraged to, through equity investment and cooperation in production capacity, enter into strategic cooperation relationship, carry out joint research and development of products, organize manufacturing activities jointly and increase industrial concentration. The advantageous resources in production, high learning, research, application and other areas shall be integrated and core enterprises in automobile industry shall be propelled to form industrial alliance and industrial consortium. The vehicle investment projects shall be filed with the provincial development and reform authorities.

According to the Regulations on the Administration of Newly Established Pure Electric Passenger Vehicle Enterprises, which took effect on July 10, 2015, the NDRC and the Ministry of Industry and Information Technology are responsible for supervising and administering investment projects of newly established enterprises, as well as overseeing the access of vehicle manufacturers and products within the scope of their respective duties. Before our vehicles can be added to the Announcement of Vehicle Manufacturers and Products, or the Manufacturers and Products Announcement, issued by the Ministry of Industry and Information Technology, a procedure that is required in order for our vehicles to be approved for manufacture and sale in China, our vehicles must meet the applicable requirements set forth in laws and regulations. Such laws and regulations include, among others, the Administrative Rules on the Admission of New Energy Vehicle Manufacturers and Products, which took effect on July 1, 2017 and was amended on July 24, 2020, and the Administrative Rules on the Admission of Passenger Vehicles Manufacturer and Products, which took effect on January 1, 2012, and pass the review by the Ministry of Industry and Information Technology. NEVs that have entered into the Manufacturers and Products Announcement are required to undergo regular inspection every three years by the Ministry of Industry and Information Technology so that it may determine whether the vehicles remain qualified to stay in the Manufacturers and Products Announcement.

According to the Administrative Rules on the Admission of New Energy Vehicle Manufacturers and Products, in order for our vehicles to enter into the Manufacturers and Products Announcement, our vehicles must satisfy certain conditions, including, among others, meeting certain standards set out therein, meeting other safety and technical requirements specified by the Ministry of Industry and Information Technology, and passing inspections conducted by a state-recognized testing institution. Once such conditions for vehicles are met and the application has been approved by the Ministry of Industry and Information Technology, the qualified vehicles are published in the Manufacturers and Products Announcement by the Ministry of Industry and Information Technology. Where any new energy vehicle manufacturer manufactures or sells any model of a new energy vehicle without the prior approval of the competent authorities, including being published in the Manufacturers and Products Announcement by the Ministry of Industry and Information Technology, it may be subject to penalties, including fines, forfeiture of any illegally manufactured and sold vehicles and spare parts and revocation of its business licenses.

Regulations on Compulsory Product Certification

Under the Administrative Regulations on Compulsory Product Certification which was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine, which has been merged into the State Administration for Market Regulation, on July 3, 2009 and was latest amended on September 29, 2022 and took effect on November 1, 2022, and the List of the First Batch of Products Subject to Compulsory Product Certification which was promulgated in association with the State Certification and Accreditation Administration Committee on December 3, 2001 and took effect on May 1, 2002, the State Administration for Market Regulation is responsible for the regulation and quality certification of automobiles. Automobiles and parts and components must not be sold, exported or used in operating activities until they are certified by designated certification authorities of the PRC as qualified products and granted certification marks.

Regulations Relating to Parallel Credits Policy on Vehicle Manufacturers and Importers

On September 27, 2017, the Ministry of Industry and Information Technology, the Ministry of Finance, the Ministry of Commerce, the General Administration of Customs of PRC and the State Administration for Market Regulation jointly promulgated the Measures for the Parallel Administration of the Average Fuel Consumption and New Energy Vehicle Credits of Passenger Vehicle Enterprises, which were most recently amended on June 29, 2023 and took effect on August 1, 2023. Under these measures, each of the vehicle manufacturers and vehicle importers above a certain scale is required to, among other things, maintain its new energy vehicles credits, or the NEV credits, and corporate average fuel consumption credits, above zero, regardless of whether NEVs or ICE vehicles are manufactured or imported by it, and NEV credits can be earned only by manufacturing or importing NEVs. Therefore, NEV manufacturers will enjoy preferences in obtaining and calculating NEV credits.

NEV credits are equal to the aggregate actual scores of a vehicle manufacturer or a vehicle importer minus its aggregate targeted scores. According to these measures, the actual scores shall be calculated by multiplying the score of each new energy vehicle model, which depends on various metrics such as the driving range, battery energy efficiency and the rated power of fuel cell systems, and is calculated based on formula published by the Ministry of Industry and Information Technology (in the case of a battery electric vehicle, the NEV credit of each vehicle is calculated by multiplying 0.0034 by the vehicle’s mileage, adding 0.2 to the result, and then multiplying the total by the mileage adjustment coefficient, battery energy density adjustment coefficient, and electricity consumption coefficient), by the respective production or import volume, while the targeted scores shall be calculated by multiplying the annual production or import volume of traditional ICEs of a vehicle manufacturer or importer by the NEV credit ratio set by the Ministry of Industry and Information Technology. The NEV credit ratios are 28% and 38% for the years of 2024 and 2025, respectively, increasing from 16% and 18% for the years of 2022 and 2023, respectively.

Additionally, the Ministry of Industry and Information Technology will establish an NEV credits pool for passenger vehicle enterprises to store or withdraw positive NEV credits, and decide whether to open such pool before July 30 each year based on the average fuel consumption of passenger vehicle enterprises across the country and the supply and demand of NEV credits. The positive NEV credits stored in the credit pool do not have a carryover ratio requirement and are valid for five years. Excess positive NEV credits, or the automotive regulatory credits, are tradable and may be sold to other enterprises through a credit trading scheme established by the Ministry of Industry and Information Technology while excess positive corporate average fuel consumption credits can only be carried forward or transferred among related parties. Negative NEV credits can be offset by purchasing automotive regulatory credits from other manufacturers or importers.

According to these measures, the requirements on the NEV credits shall be considered for the entry approval of passenger vehicle manufacturers and products by the regulators. If a passenger vehicle enterprise fails to offset its negative credits, its new products, if the fuel consumption of which does not reach the target fuel consumption value for a certain vehicle models as specified in the Evaluation Methods and Indicators for the Fuel Consumption of Passenger Vehicles, it will not be listed in the Announcement of the Vehicle Manufacturers and Products issued by the Ministry of Industry and Information Technology, or will not be granted the compulsory product certification, and the vehicle enterprises may be subject to penalties according to the applicable rules and regulations.

Regulations on Electric Vehicle Charging Infrastructure

Pursuant to the Guidance Opinions of the General Office of the State Council on Accelerating the Promotion and Application of the New Energy Vehicles, which took effect on July 14, 2014, the Guidance Opinions of the General Office of the State Council on Accelerating the Development of Charging Infrastructures of the Electric Vehicle, which took effect on September 29, 2015, the Guidance on the Development of Electric Vehicle Charging Infrastructure (2015-2020), which took effect on October 9, 2015, and the Development Plan for the New-energy Vehicle Industry (2021-2035), which took effect on October 20, 2020, the PRC government encourages the construction and development of charging infrastructure for electric vehicles, such as charging stations and battery swap stations, and only centralized charging and battery replacement power stations are required to obtain approvals for construction, permits from the authorities.

The Circular on Accelerating the Development of Electrical Vehicle Charging Infrastructures in Residential Areas promulgated on July 25, 2016 provides that the operators of electrical vehicle charging and battery swap infrastructure are required to be covered under liability insurance policies to protect the purchasers of electric vehicles, covering the safety of electric vehicle charging.

Regulations on Automobile Sales

Pursuant to the Administrative Measures on Automobile Sales promulgated by the Ministry of Commerce, April 5, 2017, which took effect on July 1, 2017, automobile suppliers and dealers are required to file with authorities through the information system for the national automobile circulation operated by the competent commerce department within 90 days after the receipt of a business license. Where there is any change to the information concerned, automobile suppliers and dealers must update such information within 30 days after such change.

Regulations on the Recall of Defective Automobiles

On October 22, 2012, the State Council promulgated the Administrative Provisions on Defective Automotive Product Recalls, which took effect on January 1, 2013 and were amended on March 2, 2019. The product quality supervision department of the State Council is responsible for the supervision and administration of recalls of defective automotive products nationwide. Pursuant to the administrative provisions, manufacturers of automobile products are required to take measures to eliminate defects in products they sell. A manufacturer must recall all defective automobile products. Failure to recall such products may result in an order to recall the defective products from the quality supervisory authority of the State Council. If any operator conducting sales, leasing, or repair of vehicles discovers any defect in automobile products, it must cease to sell, lease or use the defective products and must assist manufacturers in the recall of those products. Manufacturers must recall their products through publicly available channels and publicly announce the defects. Manufacturers must take measures to eliminate or cure defects, including rectification, identification, modification, replacement or return of the products. Manufacturers that attempt to conceal defects or do not recall defective automobile products in accordance with regulations will be subject to penalties, including fines, forfeiture of any income earned in violation of law and revocation of licenses.

Pursuant to the Implementation Rules on the Administrative Provisions on Defective Automotive Product Recalls, which took effect on January 1, 2016 and was latest amended on October 23, 2020, if a manufacturer is aware of any potential defect in its automobiles, it must investigate in a timely manner and report the results of such investigation to the State Administration for Market Regulation. Where any defect is found during the investigations, the manufacturer must cease to manufacture, sell, or import the automobile products and recall such products in accordance with applicable laws and regulations.

On November 23, 2020, the State Administration for Market Regulation issued the Circular on Further Improving the Regulation of Recall of Automobile with Over-the-Air (OTA) Technology, pursuant to which automobiles manufacturers that provide technical services through OTA are required to complete filing with the State Administration for Market Regulation and those who have provided such services through OTA must complete such filing before December 31, 2020. In addition, if an automaker uses OTA technology to eliminate defects and recalls its defective products, it must make a recall plan and complete a filing with the State Administration for Market Regulation.

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

Favorable Government Policies Relating to New Energy Vehicles in the PRC

On November 2, 2020, the State Council issued the Development Plan for the New-energy Vehicle Industry (2021-2035), in order to boost the high-quality development of NEVs from 2021 to 2035. The development plan is implemented with a view to achieve the following goals: (i) by 2025, the average power consumption of NEVs will drop to 12.0 kWh per 100 kilometers. The sales volume of NEVs will reach around 20% of the total sales volume of new vehicles, and highly autonomous vehicles will achieve commercial applications in limited areas and specific scenarios; (ii) by 2035, pure electric vehicles shall become the mainstream of new vehicles for sale. Vehicle use in public areas shall achieve full electrification, fuel cell vehicles shall achieve commercialized application, and highly autonomous vehicles shall achieve large-scale application, in order to effectively promote the improvement of energy saving and emission reduction level and social operation efficiency. On December 27, 2023, the NDRC issued the Guidance Catalog for Industrial Structural Adjustment (2024 Edition), which took effect on February 1, 2024, and pursuant to which, electric vehicle charging facilities and key components of new energy vehicles are categorized as encouraged projects.

Government Subsidies for Purchases of New Energy Vehicles

On April 22, 2015, the Ministry of Finance, the Ministry of Science and Technology, the Ministry of Industry and Information Technology and the NDRC jointly issued the Circular on the Financial Support Policies on the Promotion and Application of New Energy Vehicles in 2016-2020, which took effect on the same day. This circular provides that those who purchase new energy vehicles specified in the Catalogue of Recommended New Energy Vehicle Models for Promotion and Application by the Ministry of Industry and Information Technology, may obtain subsidies from the PRC national government. Pursuant to this circular, a purchaser may purchase a new energy vehicle from a seller by paying the original price minus the subsidy amount, and the seller may obtain the subsidy amount from the government after such new energy vehicle is sold to the purchaser. This circular also provided a preliminary phase-out schedule for the provision of subsidies.

On December 29, 2016, the Ministry of Finance, the Ministry of Science and Technology, the Ministry of Industry and Information Technology and the NDRC jointly issued the Circular on Adjusting the Subsidy Policy for the Promotion and Application of New Energy Vehicles, or the Circular on Adjusting the Subsidy Policy, which took effect on January 1, 2017, to adjust the existing subsidy standard for purchases of new energy vehicles. The Circular on Adjusting the Subsidy Policy capped the local subsidies at 50% of the national subsidy amount, and further specified that national subsidies for purchasers purchasing certain new energy vehicles (except for fuel cell vehicles) from 2019 to 2020 would be reduced by 20% as compared to 2017 subsidy standards.

The subsidy standard is reviewed and updated on an annual basis. The 2020 subsidy standard, effective from April 23, 2020, was provided in the Circular on Improving the Subsidy Policies for the Promotion and Application of New Energy Vehicles jointly promulgated by the Ministry of Finance, the Ministry of Science and Technology, the Ministry of Industry and Information Technology and the NDRC on the same day. The 2020 subsidy standard reduces the base subsidy amount by 10% for each NEV, sets subsidies for 2 million vehicles as the upper limit of annual subsidy scale; and provides that national subsidy shall only apply to an NEV that is either (i) with the sale price under RMB300,000 or (ii) equipped with battery swapping mechanism. Given all our vehicles are equipped with battery swapping mechanism, purchasers of all our vehicles, regardless of sales price, are eligible to enjoy the subsidies provided by the PRC government to purchases of new energy vehicles. The 2021 subsidy standard, effective from January 1, 2021, was provided in the Circular on Further Improving the Subsidy Policies for the Promotion and Application of New Energy Vehicles jointly promulgated by the Ministry of Finance, the Ministry of Science and Technology, the Ministry of Industry and Information Technology and the NDRC on December 31, 2020. The 2021 subsidy standard reduces the base subsidy amount by 20% for each NEV based on that for the previous year. Further, the 2022 subsidy standard, effective from January 1, 2022, was provided in the Circular on Financial Subsidy Policies for the Promotion and Application of New Energy Vehicles in Year 2022 jointly promulgated by the Ministry of Finance, the Ministry of Science and Technology, the Ministry of Industry and Information Technology and the NDRC on December 31, 2021. The 2022 subsidy standard reduces the base subsidy amount by 30% for each NEV from that for the previous year. The new energy vehicles subsidy policy was terminated on December 31, 2022.

Exemption of Vehicle Purchase Tax

On December 26, 2017, the Ministry of Finance, the State Taxation Administration, the Ministry of Industry and Information Technology and the Ministry of Science and Technology jointly issued the Announcement on Exemption of Vehicle Purchase Tax for New Energy Vehicle. On June 28, 2019, the Ministry of Finance and the State Taxation Administration jointly issued the Announcement on Renewal of Preferential Policies on Vehicle Purchase Tax. Pursuant to the two announcements, from January 1, 2018 to December 31, 2020, the vehicle purchase tax which is applicable for ICE vehicles is not imposed on purchases of qualified new energy vehicles listed in the Catalogue of New Energy Vehicle Models Exempt from Vehicle Purchase Tax, issued by the Ministry of Industry and Information Technology. Such announcement provides that the policy on exemption of vehicle purchase tax is also applicable to new energy vehicles added to this catalogue prior to December 31, 2017. On April 16, 2020, the Ministry of Finance, the State Taxation Administration and the Ministry of Industry and Information Technology jointly issued the Announcement on Exemption of Vehicle Purchase Tax for New Energy Vehicle, with effect from January 1, 2021, which extends the vehicle purchase tax exemption period provided under the above two announcements till December 31, 2022. On September 18, 2022, the Ministry of Finance, the State Taxation Administration and the Ministry of Industry and Information Technology jointly issued the Announcement on Continuation of Policies for Exemption of Vehicle Purchase Tax for New Energy Vehicle, with effect from September 18, 2022, which provides that the new energy vehicles purchased during the period from January 1, 2023 to December 31, 2023 will be exempted from the vehicle purchase tax. On June 19, 2023, the Ministry of Industry and Information Technology, the Ministry of Finance and the State Taxation Administration, jointly promulgated the Announcement on Continuing and Optimizing the Vehicle Purchase Tax Reduction and Exemption Policies for New Energy Vehicles, pursuant to which, the NEVs purchased during the period from January 1, 2024 to December 31, 2025 are eligible for exemption from vehicle purchase tax, with the amount of tax exemption for each new energy passenger vehicle not exceeding RMB30,000; and the vehicle purchase tax on the NEVs purchased during the period from January 1, 2026 to December 31, 2027 shall be reduced by half, with the amount of tax reduction for each new energy passenger vehicle not exceeding RMB15,000.

Non-imposition of Vehicle and Vessel Tax

The Notice on Preferential Vehicle and Vessel Tax Policies for Energy-saving and New-energy Vehicles and Vessels, which was jointly promulgated by the Ministry of Finance, the Ministry of Transport, the State Taxation Administration and the Ministry of Industry and Information Technology on July 10, 2018, clarifies that NEVs are not subject to vehicle and vessel tax.

New Energy Vehicle License Plate

In recent years, in order to control the number of motor vehicles on the road, certain local governments have issued restrictions on the issuance of vehicle license plates. These restrictions generally do not apply to the issuance of license plates for new energy vehicles, which makes it easier for purchasers of new energy vehicles to obtain automobile license plates. For example, pursuant to the recently issued Implementation Measures on Encouraging Purchase and Use of New Energy Vehicles in Shanghai, which took effect on January 1, 2024 and remain valid until December 31, 2024, local authorities will issue new automobile license plates to qualified purchasers of new energy vehicles without requiring such qualified purchasers to go through certain license-plate bidding processes and to pay license-plate purchase fees as compared with purchasers of ICE vehicles.

Regulations on Value-added Telecommunications Services

In 2000, the State Council promulgated the Telecommunications Regulations of the PRC, which was most recently amended in February 2016 and provides a regulatory framework for telecommunications services providers in the PRC. These regulations categorize all telecommunications businesses in China as either basic or value-added. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructure. Pursuant to the Classified Catalogue of Telecommunications Services, an attachment to these regulations, which was most recently updated in June 2019 by the Ministry of Industry and Information Technology, internet information services, or ICP services, are classified as value-added telecommunications services. Under these regulations and administrative measures, commercial operators of value-added telecommunications services must first obtain a license for conducting internet content provision services, or an ICP license, from the Ministry of Industry and Information Technology or its provincial level counterparts. Otherwise, such operator might be subject to sanctions, including corrective orders and warnings, imposition of fines and confiscation of illegal gains and, in the case of significant infringement, orders to close the website.

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

In addition to the regulations and measures above, the provision of commercial internet information services on mobile internet applications are regulated by the Administrative Provisions on Information Services of Mobile Internet Applications, promulgated by the CAC in June 2022, which took effect on August 1, 2022. Pursuant to these provisions, the mobile internet applications providers shall acquire qualifications required by laws and regulations and implement the information security management responsibilities strictly and fulfill their obligations, including real-name system, protection of users’ information, examination and management of information content, and shall comply with provisions on the scope of necessary personal information when engaging in personal information processing activities. In addition, such providers shall not compel the user to agree to the processing of personal information for any reason and refuse the user to use its basic functions and services as the user does not agree to provide non-essential personal information.

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the State Council on December 11, 2001 and latest amended on March 29, 2022, which took effect on May 1, 2022, requires that the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%, except as otherwise stipulated by the state. In addition, the telecommunications enterprises must obtain approval from the Ministry of Industry and Information Technology, or its authorized local counterparts, before launching the value-added telecommunications business in China.

Regulations on Autonomous Driving

On July 27, 2021, the Ministry of Public Security and the Ministry of Transport issued Administration of Road Testing and Demonstration Application of Intelligent Connected Vehicles (Trial Implementation), or the Circular No. 97, which took effect on September 1, 2021, and is the primary regulation governing protocol of road testing and demonstration application of intelligent connected vehicles in the PRC. Pursuant to the Circular No. 97, any entity intending to conduct the road testing and demonstration application of intelligent connected vehicles must apply for and obtain a temporary license plate for each tested vehicle. To qualify for such temporary license plate, an applicant entity must satisfy, among others, the following requirements: (i) it must be an independent legal person registered under PRC law with the capacity to conduct manufacturing, technological research or testing of automobiles and automobile parts, which has established protocols to test and assess the performance of autonomous driving functionalities of intelligent connected vehicles and is capable of conducting real-time remote monitor of the tested vehicles, and has the ability to ensure the network security of tested vehicles and remote monitoring platform; (ii) the tested vehicle must be equipped with a driving system that can switch between autonomous driving mode and human driving mode in a safe, quick and simple manner and ensures human driver to take control of the tested vehicle any time immediately when necessary; (iii) the tested vehicle must be equipped with the function of recording, storing and real-time monitoring the condition of the tested vehicle and is able to transmit real-time data of the tested vehicle, such as the control mode, location and speed; (iv) it must sign an employment contract or a labor service contract with the driver of the tested vehicle, who must be a licensed driver of corresponding vehicle types with more than three years’ driving experience and a track record of safe driving and is familiar with the testing protocol or application scheme for autonomous driving system and proficient in operating the system; and (v) it must provide the safety self-declaration, the result of risk assessment on network security, the proof of corresponding measures taken against such risk and other materials to the competent department, and insure each tested vehicle for at least RMB5 million against vehicle accidents or provide a letter of guarantee covering the same. In addition, as to the demonstration application, the applicant entity could also be a consortium of several independent legal persons and has the operational capability of demonstration application and relevant scheme.

During the road testing and demonstration application, the tested vehicle shall be marked with the words such as “autonomous driving road test” or “for autonomous driving demonstration purposes” in a noticeable manner and the autonomous driving mode shall not be used unless in the permitted areas specified in the safety self-declaration, and the entity shall not make any changes of software and hardware that may affect the function and performance of the tested vehicle without providing the safety description materials to the competent department in advance. In addition, the entity is required to submit to the competent department a periodical report every six months and a final report within one month after the completion of road testing and demonstration application. In the case of a vehicle accident which causes severe injury or death of personnel or vehicle damage, the entity must report such accident to the competent department within 24 hours and submit a comprehensive analysis report in writing covering cause analysis, final liability allocation results, etc. within five working days after the traffic enforcement agency determines the liability for the accident.

On March 24, 2021, the Ministry of Public Security issued the Draft Proposed Amendments of the Road Traffic Safety Law. The proposal clarifies, among other things, the requirements related to road testing of, and access by, vehicles equipped with autonomous driving functions, as well as regulating how liability for traffic violations and accidents will be allocated. The proposal stipulates that vehicles equipped with autonomous driving functions should first pass tests in closed roads and venues and obtain temporary license plates before embarking on road testing. Further such road testing should be conducted at designated times, areas and routes in accordance with the law. After passing the road test, vehicles equipped with autonomous driving functions can be manufactured, imported and sold in accordance with the laws and regulations, and those needing access to the road must apply for motor vehicle number plates. The proposal provides that when vehicles equipped with autonomous driving functions and human driving modes are involved in road traffic violations or accidents, the responsibility of the driver or the autonomous driving system developer shall be determined in accordance with laws, as well as the liability for damage. For vehicles on the road that are equipped with autonomous driving functions without human driving modes, this liability issue should be separately dealt with by departments of the State Council.

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

Regulations on Consumer Rights Protection

Our business is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, as amended in 2013 and took effect on March 15, 2014, which imposes stringent requirements and obligations on business operators. Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of a warning, confiscation of illegal income, imposition of fines, an order to cease business operations, revocation of business licenses, as well as potential civil or criminal liabilities.

On March 15, 2024, the State Council promulgated the Implementation Regulations on the PRC Consumer Rights and Interests Protection Law, which will take effect on July 1, 2024. These implementation regulations refine and supplement the provisions on operator obligations, improve the provisions related to the online consumption, and strengthen the obligations of prepaid consumption operators. For example, (i) operators shall not use standard clauses to unreasonably exempt or reduce their liabilities, aggravate consumers’ liabilities, or restrict consumers’ rights to change or terminate contracts in accordance with the law, choose litigation or arbitration to resolve disputes, or choose goods or services from other operators; (ii) operators shall not excessively collect consumers’ personal information, and shall not force or covertly force consumers to consent to the collection and use of personal information that is not directly related to business activities by means of a general authorization, default authorization, or other methods; (iii) without the consent of consumers, operators shall not send commercial information or make commercial phone calls to consumers; if consumers agree to receive such information or calls, operators shall provide clear and convenient cancellation methods; if consumers choose to cancel, operators shall immediately stop sending such information or making such calls; (iv) operators shall use an easy-to-understand method to provide consumers with information related to goods or services truly and comprehensively, and shall not set different prices or charging standards for the same goods or services under the same conditions without the knowledge of consumers; and (v) if operators provide services through automatic extension or automatic renewal, they shall bring it to the attention of consumers in a conspicuous manner before consumers accept the services and before the date of automatic extension or automatic renewal.

Regulations on Internet Information Security and Privacy Protection

In December 2012, the Standing Committee of the National People’ s Congress of China promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. This decision also requires internet operators to take measures to ensure confidentiality of information of users.

In July 2013, the Ministry of Industry and Information Technology promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China.

On July 1, 2015, the Standing Committee of the National People’s Congress of China promulgated the PRC National Security Law, which took effect on the same day. The PRC National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of the PRC.

In August 2015, the Standing Committee of the National People’s Congress of China promulgated the Ninth Amendment to the Criminal Law, which took effect in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability.

In November 2016, the Standing Committee of the National People’s Congress of China promulgated the Cyber Security Law of the PRC, which took effect on June 1, 2017. The Cyber Security Law requires that a network operator take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. We are subject to such requirements as we are operating internet of vehicles, a website and mobile application and providing certain internet services mainly through our mobile application. The Cyber Security Law further requires network operators to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security and take corresponding remedial measures.

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

The General Administration of Quality Supervision, Inspection and Quarantine and Standardization Administration issued the Standard of Information Security Technology—Personal Information Security Specification (2017 edition), which took effect in May 2018, and the Standard of Information Security Technology—Personal Information Security Specification (2020 edition), which took effect in October 2020. Pursuant to these standards, any entity or person who has the authority or right to determine the purposes for and methods of using or processing personal information are seen as a personal data controller. Such personal data controller is required to collect information in accordance with applicable laws, and prior to collecting such data, the information provider’s consent is required.

On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation jointly issued the Notice on the Measures for Determining the Illegal Collection and Use of Personal Information through Mobile Applications, which aims to provide reference for supervision and administration departments and provide guidance for mobile applications operators’ internal examination and internal correction and social supervision by netizens, and further elaborates the forms of behavior constituting illegal collection and use of the personal information through mobile applications including: (i) failing to publish the rules on the collection and use of personal information; (ii) failing to explicitly explain the purposes, methods and scope of the collection and use of personal information; (iii) collecting and using personal information without the users’ consent; (iv) collecting personal information unrelated to the services they provide and beyond the necessary principle; (v) providing personal information to others without the users’ consent; (vi) failing to provide the function of deleting or correcting the personal information according to the laws or failing to publish information such as ways of filing complaints and reports.

In addition, on May 28, 2020, the National People’s Congress of China approved the PRC Civil Code, which took effect on January 1, 2021. Pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information should follow the principles of legitimacy, properness and necessity.

On May 12, 2021, the CAC issued the Several Provisions on Automobile Data Security Management (Draft for Comment), which further elaborates the principles and requirements for the protection of personal information and important data in the automobile industry scenarios, and defines enterprise or institution engaged in the automobile design, manufacture, and service as an operator. Such operator is required to process personal information or important data in accordance with applicable laws and regulations during the process of design, production, sales, operation, maintenance, and management of automobile. On August 16, 2021, the CAC, the NDRC, the Ministry of Public Security, the Ministry of Industry and Information Technology and the Ministry of Transport jointly promulgated the Several Provisions on Automobile Data Security Management (Trial Implementation), or the Provisions on Automobile Data Security, which took effect from October 1, 2021 and clearly defines the definition of automobile data, automobile data processing, automobile data processor, personal information, sensitive personal information and important data, and aims to regulate the collection, analysis, storage, utilization, provision, publication, and cross-border transmission of personal information and important data generated throughout the lifecycle of automobiles by automobile designers, producers and service providers. Automobile data processors, including automobile manufacturers, compartment and software providers, dealers, maintenance providers are required to process personal information and important data in accordance with applicable laws during the automobile design, manufacture, sales, operation, maintenance and management. To process personal information, automobile data processors shall obtain the consent of the individual or conform to other circumstances stipulated by laws and regulations. Pursuant to the Provisions on Automobile Data Security, important data shall be stored within the PRC and a cross-border data security assessment shall be conducted by the national cyberspace administration authority in concert with departments under the State Council if there is a need to provide such data overseas. The security management for the cross-border transfer of personal information which is not included in important data shall be governed by the PRC laws and regulations. To process important data, automobile data processors shall conduct risk assessment in accordance with regulations and submit risk assessment reports to related departments at provincial levels.

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law of the PRC, which took effect in September 2021. The Data Security Law sets forth data security and privacy related compliance obligations on entities and individuals carrying out data related activities. The Data Security Law also introduces a data classification and layered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked or illegally acquired or used. In addition, the Data Security Law provides a national security review procedure for those data activities that may affect national security, and imposes export restrictions on certain data and information. According to the PRC National Security Law, the State shall establish institutions and mechanisms for national security review and regulation, and conduct national security review on certain matters that affect or may affect PRC national security, such as key technologies and IT products and services. Furthermore, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States.

In July 2021, General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, which were made available to the public on July 6, 2021. The opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from PRC governmental authorities in connection with the above contents of the opinions.

On December 28, 2021, the CAC, the NDRC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of National Security, the Ministry of Finance, the Ministry of Commerce, the People’s Bank of China, the State Administration for Market Regulation, the National Radio and Television Administration, the CSRC, the National Administration of State Secrets Protection and the State Cryptography Administration jointly released the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, network platform operators with information of over one million users shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among other things, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk.

On July 30, 2021, the Ministry of Industry and Information Technology issued the Opinion on Strengthening the Access Administration of Intelligent Connected Vehicles Manufacturing Enterprises and Their Products, which provided responsibilities of intelligent connected vehicles manufacturing enterprises, and required such enterprises to strengthen the management of vehicle data security, cyber security, software updates, function safety and intended function safety. Furthermore, this opinion stated that vehicles manufacturing enterprises shall conduct cybersecurity reviews prior to transmitting data abroad.

On July 30, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect in September 2021. These regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cyber Security Law. These regulations provide, among other things, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure. According to these regulations, operators of certain industries or sectors that may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage may be identified as critical information infrastructure operators by the CAC or the respective industrial regulatory authorities once they meet the identification standards promulgated by the authorities.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law of the PRC, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among other things, that (i) an individual’s separate consent shall be obtained before operation of such individual’s sensitive personal information, e.g., biometric characteristics and individual location tracking, (ii) personal information operators operating sensitive personal information shall notify individuals of the necessity of such operations and the influence on the individuals’ rights, (iii) if personal information operators reject individuals’ requests to exercise their rights, individuals may file a lawsuit with a People’s Court.

On October 29, 2021, the CAC issued the Measures for the Security Assessment of Data Exit (Draft for Comment), and on July 7, 2022, the CAC finally adopted the Measures for the Security Assessment of Data Exit, which took into effect on September 1, 2022 and stipulates that data processors who provide overseas the personal information and important data collected and generated during operations within the PRC shall be subject to security assessment by the CAC. Specifically, if the data processor provides data overseas and meets one of the following circumstances, it shall declare the security assessment: (i) personal information by operators of critical information infrastructure; (ii) the data contains important data; (iii) personal information processors who have processed personal information of one million people provide personal information abroad; (iv) accumulatively provided personal information of more than one hundred thousand people or sensitive personal information of more than ten thousand people abroad since January 1 of the previous year; and (v) other circumstances as specified by the CAC. The assessment results of the data exit are valid for two years.

In addition, on November 14, 2021, the Administration Regulations on Cyber Data Security (Draft for Comments) were proposed by the CAC for public comments until December 13, 2021. These regulations set out general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. Key requirements include: (i) data processors shall enhance the security protection of data processing systems, data transmission networks, and data storage environments, among other things, under the graded cybersecurity protection requirements, and any system that processes important data shall in principle meet the security protection requirements for Level 3 or higher cyberspace and critical information infrastructure, and any system that processes core data shall be strictly protected in accordance with regulations; (ii) data processors should establish a data security emergency response mechanism, and promptly start the emergency response mechanism in the event of a data security incident; (iii) the detailed rules for data processors to apply when providing personal information to third parties, or sharing, trading or entrusting important data to third parties; (iv) the scenarios of cybersecurity review which shall be subject to Cybersecurity Review Measures; (v) the definitions of important data and processors’ security protection obligations; (vi) the detailed rules on cross-border data transfer which added missing details to the Personal Information Protection Law; (vii) data processors processing personal information of more than one million individuals shall also comply with the regulations for processing of important data; and (viii) data processors dealing with important data or listing overseas (including Hong Kong) should carry out an annual data security assessment by themselves or by entrusting data security service agencies, and each year before January 31, data security assessment report for the previous year shall be submitted to the districted city level cyberspace administration department. In addition, these regulations reiterate that data processors which process the personal information of at least one million individuals must apply for a cybersecurity review if they are to be listed abroad, and further require the data processors that carry out the following activities to apply for cybersecurity review in accordance with the laws and regulations: (i) the merger, reorganization or division of internet platform operators that have gathered a large number of data resources related to national security, economic development and public interests affects or may affect national security; (ii) the listing of the data processor in Hong Kong affects or may affect national security; and (iii) other data processing activities that affect or may affect national security. Furthermore, in one of the following situations, data processors shall delete or anonymize personal information within 15 business days: (i) the purpose of processing personal information has been achieved or the purpose of processing is no longer needed; (ii) the storage term agreed with the users or specified in the personal information processing rules has expired; (iii) the service has been terminated or the account has been canceled by the individual; or (iv) unnecessary personal information or personal information unavoidably collected due to the use of automatic data collection technology but without the consent of the individual. Any failure to comply with such requirements may subject us to, among other consequences, suspension of services, fines, revoking business permits or business licenses and penalties. As of the date of this annual report, there is no definite timetable as to when these regulations will be enacted.

On December 8, 2022, the Ministry of Industry and Information Technology published the Administration Measures on Data Security in the Field of Industry and Information Technology (Trial Implementation), which took effect on January 1, 2023. Such measures require the industrial and telecom data processors to further implement data classification and hierarchical management, take necessary measures to ensure that data remains effectively protected and being lawfully applied and conduct data security risk monitoring. Such measures also provide the definitions of “core data” and “important data” in the field of industry and information technology.

Regulations on E-Commerce

On August 31, 2018, the Standing Committee of the National People’s Congress of China promulgated the E-Commerce Law of the PRC, which took effect as of January 1, 2019. The E-Commerce Law establishes the regulatory framework for the e-commerce sector in the PRC for the first time by laying out certain requirements on e-commerce platform operators. According to the E-Commerce Law, the e-commerce platform operators shall prepare a contingency plan for cybersecurity events and take technological measures and other measures to prevent online illegal and criminal activities. The E-Commerce Law also expressly requires e-commerce platform operators to take necessary actions to ensure fair dealing on their platforms to safeguard the legitimate rights and interests of consumers, including to prepare platform service agreements and transaction information record-keeping and transaction rules, to prominently display such documents on the platform’s website, and to keep such information for no less than three years following the completion of a transaction. Where the e-commerce platform operators conduct its own business on their platforms, they shall distinguish and mark their business from the businesses of the business operators using the platform in a prominent manner, and shall not mislead consumers. The e-commerce platform operators shall bear civil liability of a commodity seller or service provider for its own business, pursuant to the law.

Regulations on Insurance Brokerage

According to Insurance Law of the PRC promulgated by the Standing Committee of the National People’s Congress of China on June 30, 1995 and latest amended on April 24, 2015, which took effect on April 24, 2015, insurance brokers shall meet the conditions prescribed by the insurance regulatory agency of the State Council and obtain the license for operating insurance brokerage business. On February 1, 2018, China Insurance Regulatory Commission which has been merged into the China Banking and Insurance Regulatory Commission, promulgated the Regulatory Provisions on Insurance Brokerages, which took effect on May 1, 2018. Pursuant to these provisions, insurance brokers shall mean institutions which provide intermediary services for execution of insurance contracts between policyholders and insurance companies based on interests of policyholders and collect commissions, including insurance brokerage companies and their branches. Any insurance brokerage company operating insurance brokerage businesses in the PRC shall satisfy the stipulated criteria and obtain a license for operating insurance brokerage businesses. Whoever illegally engages in insurance brokerage business without a license shall be banned, and its illegal gains shall be confiscated and it shall be fined not less than one time and not more than five times the illegal gains; if there is no illegal gains or the illegal gains are less than RMB50,000, a fine of not less than RMB50,000 and not more than RMB300,000 shall be imposed.

According to the Service Guidelines for Approval of the Establishment of Insurance Brokerage Institutions issued by the China Banking and Insurance Regulatory Commission on September 30, 2021, insurance brokers whose foreign investment ratio is higher than or equal to 25% after penetrating cumulative calculation are regarded as foreign-invested insurance brokers. Pursuant to the Notice of the CBIRC General Office on Clarifying Relevant Measures for the Opening-up of the Insurance broker Market issued by the China Banking and Insurance Regulatory Commission on December 3, 2021, overseas insurance brokerage companies with actual business experience and complying with the provisions of the China Banking and Insurance Regulatory Commission are permitted to invest in and establish insurance brokerage companies in China to engage in insurance brokerage business. However, in practice, subject to the qualifications set by the China Banking and Insurance Regulatory Commission for foreign shareholders of the insurance brokerage companies, the China Banking and Insurance Regulatory Commission typically would not approve the establishment of foreign-invested insurance brokerage companies.

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

Regulations on Planning of a Construction Project

Pursuant to the Regulations on Planning Administration regarding Assignment and Transfer of the Rights to Use of the State-Owned Land in Urban Area promulgated by the Ministry of Construction in December 1992 and amended in January 2011, a construction land planning permit shall be obtained from the municipal planning authority with respect to the planning and use of land. According to the Urban and Rural Planning Law of the PRC promulgated by the Standing Committee of the National People’s Congress of China on October 28, 2007 and latest amended on April 23, 2019, a construction work planning permit must be obtained from the competent urban and rural planning government authority for the construction of any structure, fixture, road, pipeline or other engineering project within an urban or rural planning area.

After obtaining a construction work planning permit, subject to certain exceptions, a construction enterprise must apply for a construction work commencement permit from the construction authority under the local people’s government at the county level or above in accordance with the Administrative Provisions on Construction Permit of Construction Projects promulgated by the Ministry of Housing and Urban-Rural Development on June 25, 2014 and implemented on October 25, 2014 and latest amended on March 30, 2021.

Pursuant to the Administrative Measures for Reporting Details Regarding Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Construction on April 4, 2000 and amended on October 19, 2009 and the Provisions on Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated and implemented by the Ministry of Housing and Urban - Rural Development on December 2, 2013, upon the completion of a construction project, the construction enterprise must submit an application to the competent department in the people’s government at or above county level where the project is located, for examination upon completion of building and for filing purpose; and to obtain the filing form for acceptance and examination upon completion of construction project.

Regulations on Environmental Protection and Work Safety

Regulations on Environmental Protection

Pursuant to the Environmental Protection Law of the PRC promulgated by the Standing Committee of the National People's Congress of China, on December 26, 1989, latest amended on April 24, 2014 and effective on January 1, 2015, any entity which discharges or will discharge pollutants during the course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise, vibrations, electromagnetic radiation and other hazards produced during such activities.

Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within the prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose information or make an announcement, imposition of administrative action against responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the PRC Civil Code. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

Regulations on Work Safety

Under construction safety laws and regulations, including the Work Safety Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress of China on June 29, 2002, latest amended on June 10, 2021 and took effect on September 1, 2021, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide the employees with protective equipment that meets the national standards or industrial standards. Furthermore, production and operating business entities shall report their major hazard sources and related safety and emergency measures to the emergency management department and other departments for the record, and establish a safety risk grading control system and take corresponding control measures. Automobile and components manufacturers are subject to the above-mentioned environment protection and work safety requirements.

Regulations on Fire Control

Pursuant to the Fire Control Law of the PRC promulgated by the Standing Committee of the National People’s Congress of China on April 29, 1998 and latest amended on April 29, 2021, for special construction projects stipulated by the housing and urban-rural development authority of the State Council, the developer shall submit the fire safety design documents to the housing and urban-rural development authority for examination, while for construction projects other than those stipulated as special development projects, the developer shall, at the time of applying for the construction permit or approval for work commencement report, provide the fire safety design drawings and technical materials which satisfy the construction needs. According to the Interim Regulations on Administration of Examination and Acceptance of Fire Control Design of Construction Projects promulgated on April 1, 2020 and effective on June 1, 2020, which was latest amended on August 21, 2023, an examination system for fire prevention design and acceptance only applies to special construction projects, and for other projects, a record-filing and spot check system would be applied.

Regulations on Intellectual Property Rights

Patent Law

According to the Patent Law of the PRC promulgated by the Standing Committee of the National People’s Congress of China on March 12, 1984 and was latest amended in October 2020 and took effect on June 1, 2021, the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. The protection period is twenty years for an invention patent and ten years for a utility model patent and fifteen years for a design patent, commencing from their respective application dates.

Regulations on Copyright

The Copyright Law of the PRC which took effect on June 1, 1991 and was latest amended in 2020 and took effect on June 1, 2021, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of the copyright owner. Infringers of a copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001, latest amended on January 30, 2013 and took effect on March 1, 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration.

Trademark Law

Trademarks are protected by the Trademark Law of the PRC which was adopted on August 23, 1982 and latest amended in 2019, as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and latest amended on April 29, 2014. The Trademark Office under the State Administration for Market Regulation handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with patents, the Trademark Law of the PRC has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Regulations on Domain Names

The Ministry of Industry and Information Technology promulgated the Measures on Administration of Internet Domain Names on August 24, 2017, which took effect on November 1, 2017. According to these measures, the Ministry of Industry and Information Technology is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names must provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Regulations on Foreign Investment in China

Catalogue for the Guidance of Foreign Investment Industries

Investments in the PRC by foreign investors and foreign-invested enterprises were regulated by the Catalogue for the Guidance of Foreign Investment Industries, jointly promulgated by the Ministry of Commerce and NDRC on June 28, 1995 and amended from time to time. This catalogue was last repealed by the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which was jointly promulgated by the Ministry of Commerce and the NDRC on December 27, 2021 and took effect on January 1, 2022, and the Catalogue of Industries for Encouraging Foreign Investment (2022 Version), or the 2022 Encouraging Catalogue, which was jointly promulgated by the Ministry of Commerce and the NDRC on October 26, 2022 and took effect on January 1, 2023. The 2022 Encouraging Catalogue and the 2021 Negative List set out the industries and economic activities in which foreign investment in the PRC is encouraged, restricted or prohibited. Pursuant to the 2022 Encouraging Catalogue, the research and development and manufacture of key parts and components of NEVs fall within the encouraged catalogue, and the 2021 Negative List lifts the limit on foreign ownership of automakers for ICE passenger vehicles. However, the 2021 Negative List provides that foreign investors shall hold no more than 50% of the equity interest in a service provider operating certain value-added telecommunications services (other than for e-commerce, domestic multi-parties communications, storage and forwarding categories, call centers), and foreign investors are prohibited to invest in certain services related to autonomous driving.

The establishment, operation and management of corporate entities in the PRC is governed by the PRC Company Law, which was latest amended on December 29, 2023 and will take effect on July 1, 2024. The PRC Company Law governs two types of companies—limited liability companies and joint stock limited companies. The PRC Company Law shall also apply to foreign-invested companies. Where laws on foreign investment have other stipulations, such stipulations shall prevail. The primary amendments in the latest amended PRC Company Law include revisions aimed at improving the company’s establishment and exit system, optimizing the company’s organizational structure, detailing exercise of shareholder rights, perfecting the company’s capital system and strengthening the responsibilities of controlling shareholders and management personnel, etc. The establishment procedures, approval or record-filing procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are regulated by the Foreign Investment Law of the PRC, which took effect on January 1, 2020.

Foreign Investment Law

On March 15, 2019, the National People’s Congress of China promulgated the Foreign Investment Law, which took effect on January 1, 2020. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country, or collectively the foreign investor, within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” Because the “negative list” has yet been published, it is unclear whether it will differ from the current 2021 Negative List. The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from PRC governmental authorities.

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

On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law of the PRC, effective on January 1, 2020, which further requires that foreign-invested enterprises and domestic enterprises shall be treated equally with respect to policy making and implementation. Pursuant to the Implementation Regulations on the Foreign Investment Law, if the existing foreign-invested enterprises fail to change their original forms as of January 1, 2025, the market regulation departments will not process other registration matters for the enterprises, and may disclose their information to the public.

On December 30, 2019, the Ministry of Commerce and the State Administration for Market Regulation jointly issued the Measures for Reporting of Foreign Investment Information, which took effect on January 1, 2020. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in the PRC, foreign investors or foreign-invested enterprises shall submit investment information through the enterprise registration system and the national enterprise credit information publicity system operated by the State Administration for Market Regulation. Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancellations and their annual reports in accordance with these measures. If a foreign-invested enterprise investing in the PRC has finished submitting its reports for its establishment, modifications and cancellation and its annual reports, the information will be shared by the competent market regulation department to the competent commercial department, and such foreign-invested enterprise is not required to submit the reports to the two departments separately.

Regulations on Foreign Exchange

General Principles of Foreign Exchange

Under the Regulations on the Foreign Exchange System of the PRC promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange of the PRC, or the SAFE, and other PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local branch. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular No. 59, promulgated by SAFE on November 19, 2012, which took effect on December 17, 2012 and latest amended on December 30, 2019, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. The SAFE Circular No. 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign-invested enterprises.

The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular No. 13, effective from June 1, 2015 and latest amended on December 30, 2019, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to SAFE Circular No. 13, the investors shall register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Circular No. 19, which was promulgated by the SAFE on March 30, 2015 and latest amended on March 23, 2023, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to SAFE Circular No. 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the foreign-invested enterprise must first go through domestic reinvestment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular No. 16, which was promulgated by the SAFE and took effect on June 9, 2016, and latest amended on December 4, 2023, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi at their own discretion. SAFE Circular No. 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including, but not limited to, foreign currency capital and foreign debts) on a basis of self-discretion, which applies to all enterprises registered in the PRC.

According to the PRC Market Entities Registration Administrative Regulations promulgated by the State Council on July 27, 2021 and effective on March 1, 2022, and other laws and regulations governing the foreign-invested enterprises and company registrations, the establishment of a foreign-invested enterprise and any capital increase and other major changes in a foreign-invested enterprise shall be registered with the State Administration for Market Regulation or its local counterparts, and shall be filed via the foreign investment comprehensive administrative system, if such foreign-invested enterprise does not involve special access administrative measures prescribed by the PRC government.

On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation. This circular allows the foreign-invested enterprises without equity investment as in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investment if the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, this circular stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the banks in advance for those domestic payments. Payments for transactions that take place within the PRC must be made in RMB. Foreign currency revenues received by PRC companies may be repatriated into the PRC or retained outside of the PRC in accordance with requirements and terms specified by SAFE.

Pursuant to SAFE Circular No. 13 and other laws and regulations relating to foreign exchange, when setting up a new foreign-invested enterprise, the foreign-invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including, without limitation, any increase in its registered capital or total investment, the foreign-invested enterprise must register such changes with the bank located at its registered place after obtaining approval from or completing the filing with competent authorities. Pursuant to the foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

On December 4, 2023, the SAFE issued the Circular on Further Deepening the Reform to Facilitate Cross-border Trade and Investment. This circular relaxes restrictions on the scale of preliminary expenses for overseas direct investment, facilitates the payment and use of funds from equity transfer under domestic reinvestment and funds raised from overseas listing of foreign direct investment, improves the administration of the negative list for the use of revenue under the capital account, and cancels the approval for the opening of foreign debt accounts at different locations.

Based on the foregoing, if we intend to provide funding to our wholly foreign-owned subsidiaries through capital injection at or after their establishment, we must register the establishment of and any follow-on capital increase in our wholly foreign-owned subsidiaries with the State Administration for Market Regulation or its local counterparts, file such via the foreign investment comprehensive administrative system and register such with the local banks for the foreign exchange related matters.

Loans by the Foreign Companies to their PRC Subsidiaries

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the PRC on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions (Revised in 2020), the Administrative Measures for Registration of Foreign Debts, and the Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of the SAFE. However, such foreign debt must be registered with and recorded by the SAFE or its local branches within fifteen (15) business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of a foreign-invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign-invested enterprise, or the Total Investment and Registered Capital Balance.

On January 12, 2017, the People’s Bank of China promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Notice No. 9. Pursuant to PBOC Notice No. 9, within a transition period of one year from January 12, 2017, the foreign-invested enterprises may adopt the currently valid foreign debt management mechanism, or the mechanism as provided in PBOC Notice No. 9, at their own discretions. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. Pursuant to PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, and shall not exceed certain specified upper limits. PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be equal to 200% of its net assets multiplied by macro-prudential regulation parameter, or the Net Asset Limits. The macro-prudential regulation parameter shall be 1. Enterprises shall file with the SAFE in its capital item information system after entering into the cross-border financing contracts and prior to three business days before drawing any money from the foreign debts. On July 20, 2023, the People’s Bank of China and the SAFE raised the macro-prudential regulation parameter for cross-border financing of enterprises and financial institutions from 1.25 to 1.5.

Based on the foregoing, if we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the Total Investment and Registered Capital Balance and we will need to register such loans with the SAFE or its local branches in the event that the currently valid foreign debt management mechanism applies, or the balance of such loans shall be subject to the risk-weighted approach and the Net Asset Limits and we will need to file the loans with the SAFE in its information system in the event that the mechanism as provided in PBOC Notice No. 9 applies. According to PBOC Notice No. 9, after a transition period of one year from January 12, 2017, the People’s Bank of China and the SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date of this annual report, neither the People’s Bank of China nor the SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the People’s Bank of China and the SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

Offshore Investment

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, which is defined as an offshore enterprise directly established or indirectly controlled by PRC residents for investment and financing purposes, with the enterprise assets or interests PRC residents hold in China or overseas. The term “control” means to obtain the operation rights, right to proceeds or decision-making power of an SPY through acquisition, trust, holding shares on behalf of others, voting rights, repurchase, convertible bonds or other means. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which took effect on July 4, 2014 as an attachment of SAFE Circular 37.

Under these rules, failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in bans on the foreign exchange activities of the onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject PRC residents to penalties under PRC foreign exchange administration regulations.

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

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the Standing Committee of the National People’s Congress of China promulgated the PRC Enterprise Income Tax Law which was amended on February 24, 2017 and December 29, 2018 and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law which took effect on January 1, 2008 and was amended on April 23, 2019. Under the Enterprise Income Tax Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the Enterprise Income Tax Law and implementation regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

In addition, an enterprise certified as a high and new technology enterprise enjoys a reduced enterprise income tax rate of 15%. According to the Administrative Measures for the Certification of High-Tech Enterprises amended in January 2016, the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance and the State Taxation Administration jointly determine whether an enterprise is a High-Tech Enterprise considering the ownership of core technology, whether the main technologies underlying the key products or services fall within the officially supported high-tech fields, the proportion of research and development personnel of the total staff, the proportion of research and development expenditure of total revenue, the proportion of high-tech products or services of total revenue, and other factors prescribed.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993, took effect on January 1, 1994 and were subsequently amended from time to time; and the Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively the VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax. On March 20, 2019, the Ministry of Finance, the State Taxation Administration and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepen the Reform of Value-added Tax. According to the VAT Law and the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of value-added tax. According to the Announcement on Relevant Policies on Deepen the Reform of Value-added Tax, the value-added tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, which took effect on April 1, 2019, and the value-added tax rate applicable to the small-scale taxpayers is 3%.

Dividend Withholding Tax

The Enterprise Income Tax Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the conditions and requirements under such arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or Circular 81, issued on February 20, 2009 by the State Taxation Administration, if the PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the State Taxation Administration and took effect on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases. This circular further provides that an applicant who intends to prove his or her status as the “beneficial owner” shall submit the documents to the tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Agreements.

Tax on Indirect Transfer

On February 3, 2015, the State Taxation Administration issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or the Circular 7, which was latest amended on December 29, 2017. Pursuant to Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. According to Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the State Taxation Administration issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or the Circular 37, which was amended by the Announcement of the State Taxation Administration on Revising Certain Taxation Normative Documents issued on June 15, 2018 by the State Taxation Administration. The Circular 37 further elaborates the implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of Circular 7. Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where nonresident enterprises, being the transferors, were involved.

Regulations on Employment and Social Welfare

Labor Contract Law

The Labor Contract Law of the PRC which was promulgated on June 29, 2007 and amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work above certain time limits and employers shall pay employees for overtime work in accordance with national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and must be paid to employees in a timely manner.

Interim Provisions on Labor Dispatch

Pursuant to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which took effect on March 1, 2014, dispatched workers are entitled to equal pay with full-time employees for equal work. Employers are allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees. Pursuant to the Labor Contract Law, if the employer violates the labor dispatch regulations, the labor administrative department shall order it to make corrections within a prescribed time limit; if it fails to make corrections within the time limit, a fine of more than RMB5,000 but less than RMB10,000 per person will be imposed on the employer.

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue.

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

In addition, the State Taxation Administration has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with tax authorities and to withhold individual income taxes of employees who exercise their stock options or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, governing the mergers and acquisitions of domestic enterprises by foreign investors that took effect on September 8, 2006 and was revised on June 22, 2009. These rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC companies or individuals, such acquisition must be submitted to the Ministry of Commerce for approval. These rules also require that an offshore special vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which took effect on March 31, 2023. According to these rules, the issuer or a major domestic operating company designated by the issuer, as the case may be, shall file with the CSRC, among other things, (i) with respect to its follow-on offering in the same foreign market within three business days after completion of the follow-on offering, and (ii) with respect to its follow-on offering and listing in other foreign markets within three business days, after its initial filing of the listing application to the regulator in the place of such intended listing. Non-compliance with these rules or an overseas listing completed in breach of these rules may result in a warning on the domestic companies and a fine of RMB1 million to RMB10 million on them. Furthermore, the supervisors directly responsible and other directly responsible persons of the domestic enterprises may be warned, and fined between RMB500,000 to RMB5,000,000. The controlling shareholders or actual controllers of the domestic company organize or instigate the illegal acts, or conceals matters resulting in the illegal acts, may be fined between RMB1 million to RMB10 million. On February 17, 2023, the CSRC issued the Notice on Administrative Arrangements for the Filing of Domestic Enterprise’s Overseas Offering and Listing, which stipulates the domestic enterprises have completed overseas listings are not required to file with CSRC in accordance with these rules immediately, but shall carry out filing procedures as required if they conduct refinancing or fall within other circumstances that require filing with the CSRC.

On February 24, 2023, the CSRC and several other administrations jointly released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which took effect on March 31, 2023. These rules apply to both overseas direct offerings and overseas indirect offerings. These rules provide that, among other things, (i) in relation to the overseas listing activities of domestic enterprises, the domestic enterprises are required to strictly comply with the requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities; (ii) during the course of an overseas offering and listing, if a domestic enterprise needs to publicly disclose or provide to securities companies, accounting firms or other securities service providers and overseas regulators, any materials that contain state secrets or that have a sensitive impact (i.e., be detrimental to national security or the public interest if divulged), the domestic enterprise should complete the approval/filing and other regulatory procedures; and (iii) working papers produced in the PRC by securities companies and securities service institutions, which provide domestic enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and the transmission of all such working papers to recipients outside of the PRC is required to be approved by competent authorities of the PRC.

C.Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIEs, as of the date of this annual report:

Contractual Agreements with the VIEs and Their Shareholders

In April 2018, we entered into a series of contractual arrangements through one of our PRC subsidiaries with Beijing NIO and its shareholders, which was then replaced by a new set of contractual arrangements we entered into with the same parties in April 2021. Further, on November 30, 2022 and December 12, 2022, we entered into a series of contractual agreements through our respective PRC subsidiaries with each of Anhui NIO AT and Anhui NIO DT, respectively, and their respective shareholders.

The following is a summary of the contractual agreements by and among Shanghai NIO, Beijing NIO and the shareholders of Beijing NIO. The terms of the contractual agreements with the same title between (i) Anhui NIO AD, Anhui NIO AT and the shareholders of Anhui NIO AT, and (ii) NIO China, Anhui NIO DT and the shareholders of Anhui NIO DT are substantially the same as those described below, except for, among other things, the amount of the loans to the shareholders of each VIE and the amount of service fees to be paid. We believe that the shareholders of all the VIEs will not receive any personal benefits from these agreements except as shareholders of our company.

Exclusive Business Cooperation Agreement between Shanghai NIO and Beijing NIO

Under the exclusive business cooperation agreement dated April 12, 2021, between Shanghai NIO and Beijing NIO, pursuant to which, in exchange for a monthly service fee, Beijing NIO agreed to engage the Shanghai NIO as its exclusive provider of technical support, consultation and other services.

Under the agreement, the service fee shall consist of 100% of the total consolidated profit of Beijing NIO, after the deduction of any accumulated deficit of Beijing NIO in respect of the preceding financial year(s), operating costs, expenses, taxes and other statutory contributions. Notwithstanding the foregoing, Shanghai NIO may adjust the scope and amount of services fees according to mainland China tax law and tax practices, and Beijing NIO will accept such adjustments. Shanghai NIO shall calculate the service fee on a monthly basis and issue a corresponding invoice to Beijing NIO. Notwithstanding the payment arrangements in the agreement, Shanghai NIO may adjust the payment time and payment method, and Beijing NIO will accept any such adjustment.

In addition, absent the prior written consent of Shanghai NIO, during the term of the agreement, with respect to the services subject to the agreement and other matters, Beijing NIO shall not directly or indirectly accept the same or any similar services provided by any third party and shall not establish cooperation relationships similar to that formed by the agreement with any third party. Shanghai NIO may appoint other parties, who may enter into certain agreements with Beijing NIO, to provide Beijing NIO with the services under the agreement.

The agreement also provides that Shanghai NIO has the exclusive proprietary rights to and interests in any and all intellectual property rights developed or created by Beijing NIO during the performance of the agreement.

The agreement shall remain effective unless terminated (a) in accordance with the provisions of the agreement; (b) in writing by the Shanghai NIO; or (c) renewal of the expired business period of either Shanghai NIO or Beijing NIO is denied by government authorities, at which time the agreement will terminate upon termination of that business period.

Exclusive Option Agreements between Shanghai NIO, Registered Shareholders and Beijing NIO

The exclusive option agreement, dated April 12, 2021, was executed among Shanghai NIO, Beijing NIO and the shareholders of Beijing NIO, namely Mr. Bin Li and Mr. Lihong Qin. We refer to Mr. Li and Mr. Qin as the Registered Shareholders. Under the exclusive option agreement, Shanghai NIO has the rights to require the Registered Shareholders to transfer any or all their equity interests in Beijing NIO to Shanghai NIO and/or a third party designated by it, in whole or in part at any time and from time to time, for considerations equivalent to the respectively outstanding loans owed to the Registered Shareholders (or part of the loan amounts in proportion to the equity interests being transferred) or, if applicable, for a nominal price, unless the government authorities or the mainland China laws request that another amount be used as the purchase price, in which case the purchase price shall be the lowest amount under such request.

Beijing NIO and the Registered Shareholders, and Registered Shareholders, separately, have made a series covenants and undertakings to ensure that Shanghai NIO retains control over all material respects of the operation and governance of Beijing NIO.

The Registered Shareholders have also undertaken that, subject to the laws and regulations, they will return to Shanghai NIO any consideration they receive in the event that Shanghai NIO exercise the options under the exclusive option agreement to acquire the equity interests in Beijing NIO.

The exclusive option agreement shall remain effective unless terminated in the event that the entire equity interests held by the Registered Shareholders in Beijing NIO have been transferred to Shanghai NIO or its appointee(s).

Equity Pledge Agreements between Shanghai NIO, Registered Shareholders and Beijing NIO

Under the equity pledge agreement dated April 12, 2021, entered into between Shanghai NIO, the Registered Shareholders and Beijing NIO, the Registered Shareholders agreed to pledge all their respective equity interests in Beijing NIO that they own, including any interest or dividend paid for the shares, to Shanghai NIO as a security interest to guarantee the performance of contractual obligations and the payment of outstanding debts.

The pledge in respect of Beijing NIO takes effect upon the completion of registration with the administration for industry and commerce and shall remain valid until after all the contractual obligations of the Registered Shareholders and Beijing NIO under the contractual arrangements have been fully performed and all the outstanding debts of the Registered Shareholders and Beijing NIO under the contractual arrangements have been fully paid.

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

The registration of the equity pledge agreement as required by the laws and regulations has been completed in accordance with the terms of the equity pledge agreements and the PRC laws and regulations.

Power of Attorney by Registered Shareholders

The Registered Shareholders have executed powers of attorney dated April 12, 2021. Under the powers of attorney, the Registered Shareholders irrevocably appointed Shanghai NIO and their designated persons (including but not limited to directors and their successors and liquidators replacing the directors but excluding those non-independent or who may give rise to conflict of interests) as their attorneys-in-fact to exercise on their behalf, and agreed and undertook not to exercise without such attorneys-in-fact’s prior written consent, any and all right that they have in respect of their equity interests in Beijing NIO, including without limitation:

(i)to convene and attend shareholders’ meetings of Beijing NIO;

(ii)to file documents with the companies registry;

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

Further, the powers of attorney shall remain effective for so long as each shareholder holds an equity interest in Beijing NIO.

Loan Agreements between Shanghai NIO and Registered Shareholders

Shanghai NIO and the Registered Shareholders entered into a loan agreement dated April 12, 2021, pursuant to which Shanghai NIO agreed to provide loans to the Registered Shareholders, to be used exclusively as investment in Beijing NIO. The loans must not be used for any other purposes without the lender’s prior written consent.

The term of each loan commences from the date of the agreement and ends on the date the lender exercises its exclusive call option under the Exclusive Option Agreement, or when certain defined termination events occur, such as if the lender sends a written notice demanding repayment to the borrower, or upon the default of the borrower, whichever is earlier.

After the lender exercises his exclusive call option, the borrower may repay the loan by transferring all of its equity interest in Beijing NIO to the lender, or a person or entity nominated by the lender, and use the proceeds of such transfer as repayment of the loan. If the proceeds of such transfer are equal to or less than the principal of the loan under the Loan Agreement, the loan is considered interest-free. If the proceeds of such transfer are higher than the principal of the loan under the Loan Agreement, any surplus is considered interest for the loan under the Loan Agreement.

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
(iii)

no approval or authorization from the PRC governmental authorities are required for entering into and the performance of the contractual arrangements except that (a) the pledge of any equity interest in Beijing NIO for the benefit of Shanghai NIO is subject to registration requirements with the governmental authority which has been duly completed; (b) the exercise of any exclusive option rights by Shanghai NIO under the exclusive option agreements may subject to the approval, filing or registration requirements with the authorities under the then prevailing PRC laws and regulations; and (c) the arbitration awards/interim remedies provided under the dispute resolution provision of the contractual arrangements shall be recognized by competent courts before compulsory enforcement.

For a description of the risks related to our corporate structure, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

D.Property, Plants and Equipment

Currently, we own land use rights with respect to a parcel of land in Nanjing of approximately 355,297 square meters and the ownership with respect to the plant thereon for a term ending on March 10, 2063, which are used for the manufacture of our electric powertrains. As of December 31, 2023, we also leased a number of our facilities in various cities in China, mainly facilities we use for user centers, warehouses, power management centers and sales, marketing and customer service, with an aggregated floor area of approximately 3,106,040 square meters. As of December 31, 2023, we leased property in North America for our North American headquarters and global software development center and our marketing, light assembly, research and development center with an aggregate floor area of 201,900 square feet; we leased properties in Europe for management, engineering and storage, design headquarters, and sales and marketing with an aggregate floor area of approximately 304,734 square meters.

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

A.          Operating Results

Overview

We are a pioneer and a leading company in the premium smart electric vehicle market. We design, develop, manufacture, and sell premium smart electric vehicles, driving innovations in next-generation technologies in assisted and intelligent driving, digital technologies, electric powertrains and batteries. We differentiate ourselves through our continuous technological breakthroughs and innovations, such as our industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as our proprietary NIO assisted and intelligent driving and its subscription services.

Our product portfolio currently consists of the ES8, a six-seater smart electric flagship SUV, the ES7 (or the EL7), a mid-large five-seater smart electric SUV, the ES6 (or the EL6), a five-seater all-round smart electric SUV, the EC7, a five-seater smart electric flagship coupe SUV, the EC6, a five-seater smart electric coupe SUV, the ET9, a smart electric executive flagship, the ET7, a smart electric flagship sedan, the ET5, a mid-size smart electric sedan, and the ET5T, a smart electric tourer. In 2023, we delivered 160,038 vehicles, including 92,186 premium smart electric SUVs and 67,852 premium smart electric sedans.

Key Line Items Affecting Our Results of Operations

Revenues

The following table presents our revenue components by amount and as a percentage of the total revenues for the periods indicated.

	Year Ended December 31
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Revenues:
Vehicle sales	33,169,740	91.8	45,506,581	92.4	49,257,270	6,937,741	88.6
Other sales(1)	2,966,683	8.2	3,761,980	7.6	6,360,663	895,881	11.4
Total revenues	36,136,423	100.0	49,268,561	100.0	55,617,933	7,833,622	100.0

Note:

(1)	Other sales are comprised as below:

	Year Ended December 31
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Other sales
Parts, accessories and after-sales vehicle services	806,079	2.2	1,228,385	2.5	2,337,490	329,229	4.2
Provision of power solutions	811,809	2.3	1,016,094	2.0	1,666,346	234,700	3.0
Others	1,348,795	3.7	1,517,501	3.1	2,356,827	331,952	4.2
Total	2,966,683	8.2	3,761,980	7.6	6,360,663	895,881	11.4

We currently generate revenues from vehicle sales, which represent revenues from sales of new vehicles, and other sales including (a) parts, accessories and after-sales vehicle services, including repair, maintenance, service package, extended warranty services and other vehicle services, (b) provision of power solutions, including sale of charging piles, provision of battery charging and swapping services, battery upgrade services, BaaS battery buy-out services and other power solution services, (c) others, which mainly consist of revenues from sales of used cars, auto financing services, NIO Life merchandise, automotive regulatory credits and other products and services.

Revenue from sales of new vehicles, used vehicles, charging piles, battery upgrade services, automotive regulatory credits and sales of parts, accessories and after-sales vehicle services are recognized when control is transferred. For embedded vehicle connectivity services and battery swapping services offered together with vehicle sales, we recognize revenue over time using a straight-line method (commensurate with the transfer of benefit to the consumer over the period of service). As for the extended warranty, given our limited operating history and lack of historical data, we recognize revenue over time based on a straight-line method initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available with more data.

Cost of Sales

The following table presents our cost of sales components by amount and as a percentage of our total cost of sales for the period indicated.

	Year Ended December 31
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Cost of Sales:
Vehicle sales	(26,516,643)	90.5	(39,271,801)	89.0	(44,587,572)	(6,280,028)	84.8
Other sales	(2,798,347)	9.5	(4,852,767)	11.0	(7,978,565)	(1,123,757)	15.2
Total cost of sales	(29,314,990)	100.0	(44,124,568)	100.0	(52,566,137)	(7,403,785)	100.0

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

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of (i) employee compensation, representing salaries, benefits and bonuses as well as share-based compensation expenses for our research and development staff and (ii) design and development expenses, which include, among others, consultation fees, outsourcing fees and expenses of testing materials. Our research and development expenses also include travel expenses, depreciation and amortization of equipment used in relation to our research and development activities, rental and related expenses with respect to laboratories and offices for research and development teams and others, which primarily consists of telecommunication expenses, office fees and freight charges.

Our research and development expenses are mainly driven by the number of our research and development employees, the stage and scale of our vehicle development and development of technology.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses mainly include (i) employee compensation, including salaries, benefits and bonuses as well as share-based compensation expenses with respect to our sales, marketing and general corporate staff, (ii) marketing and promotional expenses, which primarily consist of marketing and advertising costs, (iii) rental and related expenses, which primarily consist of rental for NIO Houses, NIO Spaces and offices, (iv) professional service expenses, which consist of outsourcing fees primarily relating to legal and human resources and IT functions, design fees paid for NIO Houses, NIO Spaces and offices and fees paid to auditors, (v) depreciation and amortization expenses, primarily consisting of depreciation and amortization of leasehold improvements, IT equipment and software, among others, (vi) expenses of low value consumables, primarily consisting of, among others, IT consumables, office supplies, sample fees and IT-system related licenses, (vii) traveling expenses, and (viii) other expenses, which includes telecommunication expenses, utilities and other miscellaneous expenses.

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

Share of Income of Equity Investees

Share of income of equity investees primarily consists of our share of the losses, net of shares of gains of our investees in which, as of December 31, 2023, we held 1.0% to 51.0% in related equity interests. Our equity interests are accounted for using the equity method since we exercise significant influence but do not own a majority equity interest in or control those investees. For investees in which we held equity interest less than 20%, we can exercise significant influence over investees through participation and voting right in the board of directors or investment committee. For investee in which we held equity interest of 51.0%, we cannot control the significant financial and operating decisions of this investee at our discretion according to the corporate government documents.

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

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently has no form of income, corporate or capital gains tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands.

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

Dividends paid by our PRC subsidiaries in China to our Hong Kong subsidiaries will be subject to a withholding tax rate of 10%, unless the Hong Kong entity satisfies all the requirements under the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital and receives approval from the tax authority. If our Hong Kong subsidiaries satisfy all the requirements under the tax arrangement and receive approval from the tax authority, then the dividends paid to the Hong Kong subsidiaries would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above-mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the tax authority.

If NIO Inc. or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Under the PRC Enterprise Income Tax Law, research and development expenses incurred by an enterprise in the course of carrying out research and development activities that have not formed intangible assets and are included in the profit and loss account for the current year. Besides deducting the actual amount of research and development expenses incurred, an enterprise is allowed an additional 100% deduction of the amount in calculating its taxable income for the relevant year. For research and development expenses that have formed intangible assets, the tax amortization is based on 200% of the costs of the intangible assets.

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

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Revenues:(1)
Vehicle sales	33,169,740	45,506,581	49,257,270	6,937,741
Other sales(3)	2,966,683	3,761,980	6,360,663	895,881
Total revenues	36,136,423	49,268,561	55,617,933	7,833,622
Cost of sales:(2)
Vehicle sales	(26,516,643)	(39,271,801)	(44,587,572)	(6,280,028)
Other sales	(2,798,347)	(4,852,767)	(7,978,565)	(1,123,757)
Total cost of sales	(29,314,990)	(44,124,568)	(52,566,137)	(7,403,785)
Gross profit	6,821,433	5,143,993	3,051,796	429,837
Operating expenses:(2)
Research and development(2)	(4,591,852)	(10,836,261)	(13,431,399)	(1,891,773)
Selling, general and administrative(2)	(6,878,132)	(10,537,119)	(12,884,556)	(1,814,752)
Other operating income, net	152,248	588,728	608,975	85,772
Total operating expenses	(11,317,736)	(20,784,652)	(25,706,980)	(3,620,753)
Loss from operations	(4,496,303)	(15,640,659)	(22,655,184)	(3,190,916)
Interest and investment income	911,833	1,358,719	2,210,018	311,275
Interest expenses	(637,410)	(333,216)	(403,530)	(56,836)
Gain on extinguishment of debt	—	138,332	170,193	23,971
Share of income of equity investees	62,510	377,775	64,394	9,070
Other income/(loss), net	184,686	(282,952)	155,191	21,858
Loss before income tax expense	(3,974,684)	(14,382,001)	(20,458,918)	(2,881,578)
Income tax expense	(42,265)	(55,103)	(260,835)	(36,738)
Net loss	(4,016,949)	(14,437,104)	(20,719,753)	(2,918,316)
Other comprehensive income/(loss)
Change in unrealized gains/(losses) related to available-for-sale debt securities, net of tax	24,224	746,336	(770,560)	(108,531)
Foreign currency translation adjustment, net of nil tax	(230,345)	717,274	11,514	1,622
Total other comprehensive (loss)/income	(206,121)	1,463,610	(759,046)	(106,909)
Total comprehensive loss	(4,223,070)	(12,973,494)	(21,478,799)	(3,025,225)
Accretion on redeemable non-controlling interests to redemption value	(6,586,579)	(279,355)	(303,163)	(42,700)
Net loss/(profit) attributable to non-controlling interests	31,219	157,014	(124,051)	(17,472)
Other comprehensive (income)/loss attributable to non-controlling interests	(4,727)	(151,299)	156,026	21,976
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(10,783,157)	(13,247,134)	(21,749,987)	(3,063,421)

Notes:

(1)	We currently generate revenues from vehicle sales and other sales.
(2)	Share-based compensation expenses were allocated in cost of sales and operating expenses as follows:

Cost of sales	34,009	66,914	83,972	11,827
Research and development expenses	406,940	1,323,370	1,517,206	213,694
Selling, general and administrative expenses	569,191	905,612	767,863	108,151
Total	1,010,140	2,295,896	2,369,041	333,672
(3)

Other sales mainly consist of revenues from (a) parts, accessories and after-sales vehicle services, including repair, maintenance, service package, extended warranty services and other vehicle services, (b) provision of power solutions, including sale of charging piles, provision of battery charging and swapping services, battery upgrade service, BaaS battery buy-out service and other power solution services, (c) others, which mainly consist of revenues from sales of used cars, auto financing services, NIO Life merchandise, automotive regulatory credits and other products and services.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our revenues increased by 12.9% from RMB49,268.6 million in 2022 to RMB55,617.9 million (US$7,833.6 million) in 2023, primarily attributable to (i) an increase of vehicle sales by RMB3,750.7 million, as a result of an increase in vehicle delivery volume by 30.7% mainly due to a more diversified product mix offered to our users, and partially offset by a decrease in the average selling price of our vehicles by 15.7% also mainly due to changes in product mix, (ii) an increase in other revenues by RMB2,655.4 million from sales of parts, accessories and after-sales vehicle services, provision of power solutions and other sales, as a result of continued growth in the number of our users, and partially offset by (iii) the decrease in revenue from sales of automotive regulatory credits by RMB56.7 million mainly due to decreased sales of credits with lower selling prices.

Cost of sales

Our cost of sales increased by 19.1% from RMB44,124.6 million in 2022 to RMB52,566.1 million (US$7,403.8 million) in 2023, primarily attributable to an increase in cost of vehicle sales by RMB5,315.8 million and an increase of cost of provision of power solutions and parts, accessories and after-sales vehicle services by RMB2,124.1 million, which was mainly due to (i) an increase of vehicle delivery volume by 30.7% in 2023, (ii) partially offset by lower material cost per vehicle and the inventory provisions, accelerated depreciation on production facilities, and losses on purchase commitments for the previous generation of ES8, ES6 and EC6 recorded in 2022 (RMB985.4 million in total) and (iii) higher depreciation and operating cost from the expanded investment in our power and service network.

Gross Profit and Gross Margin

Our gross profit decreased by 40.7% from RMB5,144.0 million in 2022 to RMB3,051.8 million (US$429.8 million) in 2023. The decrease of gross profit compared to 2022 was mainly driven by (i) the decrease of profit from vehicle sales with RMB1,565.1 million primarily due to lower average selling price as a result of changes in product mix, (ii) the decrease of profit from provision of power solutions with RMB697.1 million as a result of the expanded power network, (iii) and partially offset by the increase of profit from sales of parts, accessories and after-sales vehicle services with RMB332.9 million.

Gross margin in 2023 was 5.5%, compared with 10.4% in 2022. The decrease of gross margin as compared to 2022 was mainly driven by the decrease of vehicle margin.

Vehicle margin in 2023 was 9.5%, compared with 13.7% in 2022. Vehicle margin is the margin of new vehicle sales, which is calculated based on revenues and cost of sales derived from new vehicle sales only. The decrease of vehicle margin as compared to 2022 was mainly driven by lower average selling price primarily due to changes in product mix.

Other sales margin in 2023 was negative 25.4%, compared with negative 29.0% in 2022, which was mainly driven by the increase of sales of parts, accessories and after-sales vehicle services with high sales margin.

Research and Development Expenses

Research and development expenses increased by 23.9% from RMB10,836.3 million in 2022 to RMB13,431.4 million (US$1,891.8 million) in 2023, primarily due to increased personnel costs in research and development functions of RMB2,313.4 million.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 22.3% from RMB10,537.1 million in 2022 to RMB12,884.6 million (US$1,814.8 million) in 2023, primarily due to (i) increased employee compensation expense of RMB1,397.3 million due to an increase in sales and general corporate functions, and (ii) increased marketing and promotional expenses of RMB867.0 million due to the increase in sales and marketing activities.

Loss from Operations

As a result of the foregoing, we incurred a loss from operations of RMB22,655.2 million (US$3,190.9 million) in 2023, representing an increase of 44.8% as compared to a loss of RMB15,640.7 million in 2022.

Interest and investment income

We recorded interest and investment income of RMB2,210.0 million (US$311.3 million) in 2023, representing an increase of 62.7% as compared to RMB1,358.7 million in 2022, primarily due to the recycling of an unrealized gain from other comprehensive income to investment income of RMB977.3 million related to an equity investment previously accounted for as an available-for-sale debt investment.

Interest Expenses

Our interest expenses increased from RMB333.2 million in 2022 to RMB403.5 million (US$56.8 million) in 2023, primarily because the principal amount of convertible notes outstanding was higher in 2023 due to the issuance of the 2029 Notes and the 2030 Notes.

Gain on extinguishment of debt

Our gain on extinguishment of debt was RMB170.2 million (US$24.0 million) in 2023, compared with RMB138.3 million in 2022, which was attributed to the gain from the repurchase of a portion of the 2026 Notes and 2027 Notes with a carrying amount of RMB1,822.0 million (US$256.6 million) in 2023 and RMB1,739.3 million (US$245.0 million), respectively.

Share of Income of Equity Investees

We recorded share of income of equity investees of RMB64.4 million (US$9.1 million) in 2023, compared with RMB377.8 million in 2022, primarily due to the decreased share of income recorded from our equity investments measured under equity method due to decreased earnings of equity investees in 2023.

Other Income/(Loss), Net

We recorded other income of RMB155.2 million (US$21.9 million) in 2023, compared with other losses of RMB283.0 million in 2022, primarily due to a decrease in foreign exchange loss of RMB463.3 million from the revaluation impact of overseas Renminbi-related assets as a result of the appreciation of Renminbi against U.S. dollars in 2023.

Income Tax Expense

Our income tax expense increased from RMB55.1 million in 2022 to RMB260.8 million (US$36.7 million) in 2023, primarily due to the recognition of an income tax expense of RMB206.7 million in 2023 in connection with recycling of an unrealized gain from other comprehensive income to investment income of RMB977.3 million for the available-for-sale debt investment referred to above.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB20,719.8 million (US$2,918.3 million) in 2023, representing an increase of 43.5% as compared to a net loss of RMB14,437.1 million in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our revenues increased by 36.3% from RMB36,136.4 million in 2021 to RMB49,268.6 million in 2022, primarily attributable to (i) an increase of vehicle delivery volume by 34.0% in 2022 as compared to 2021 mainly due to a more diversified product mix offered to our users, (ii) an increase in other revenue by RMB1,471.7 million from sales of packages and provision of power solutions, charging piles and other sales, which was in line with the incremental vehicle sales, and partially offset by (iii) the decrease in revenue from sales of automotive regulatory credits by RMB449.3 million due to decreased sales of credits with lower selling prices and volumes, and (iv) a decrease in revenue from battery upgrade services by RMB227.1 million, mainly due to the cumulative demand having been fulfilled in 2021.

Cost of sales

Our cost of sales increased by 50.5% from RMB29,315.0 million in 2021 to RMB44,124.6 million in 2022, primarily attributable to an increase in cost of vehicle sales by RMB12,755.2 million and an increase of cost of packages and provision of power solutions by RMB1,547.8 million, which is mainly due to (i) an increase of vehicle delivery volume by 34.0% in 2022, (ii) higher battery cost per vehicle, (iii) inventory provisions, accelerated depreciation on production facilities, and losses on purchase commitments for the existing generation of ES8, ES6 and EC6 which are expected to have lower production and delivery levels due to their transition to new models under NT2.0 (RMB985.4 million in total), and (iv) higher depreciation and operating cost from the expanded investment in our power and service network.

Gross Profit and Gross Margin

Our gross profit decreased by 24.6% from RMB6,821.4 million in 2021 to RMB5,144.0 million in 2022. The decrease of gross profit compared to 2021 was mainly driven by the decrease of profit from sales of packages and provision of power solutions with RMB1,216 million as a result of the expanded investment in our power and service network, and the decrease of RMB449.3 million from sales of the automotive regulatory credits with high sales margin.

Gross margin in 2022 was 10.4%, compared with 18.9% in 2021. The decrease of gross margin as compared to 2021 was mainly driven by the decrease of vehicle margin and other sales margin in 2022.

Vehicle margin in 2022 was 13.7%, compared with 20.1% in 2021. Vehicle margin is the margin of new vehicle sales, which is calculated based on revenues and cost of sales derived from new vehicle sales only. The decrease of vehicle margin as compared to 2021 was mainly driven by (i) the increased battery cost per vehicle with negative impact of around 3.8%, and (ii) the increased inventory provisions, accelerated depreciation on production facilities, and losses on purchase commitments for the existing generation of ES8, ES6 and EC6 which are expected to have lower production levels and deliveries due to their transition to new models under NT2.0, with a negative impact of 2.2% on vehicle margin.

Other sales margin in 2022 was negative 29.0%, compared with 5.7% in 2021, which was mainly driven by (i) decrease of margin from sales of packages and provision of power solutions with a negative impact of 24.8% as a result of the expanded investment in power and service network, (ii) the decrease of margin from sales of automotive regulatory credits which with high sales margin, with negative impact of 15.6%, and (iii) partially offset by increase of interest income from our auto financing arrangement and other sales with high margin.

Research and Development Expenses

Research and development expenses increased by 136.0% from RMB4,591.9 million in 2021 to RMB10,836.3 million in 2022, primarily due to increased personnel costs in research and development functions of RMB4,026.8 million as well as the incremental design and development costs of RMB1,704.1 million for new products and technologies.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 53.2% from RMB6,878.1 million in 2021 to RMB10,537.1 million in 2022, primarily due to (i) increased employee compensation expense of RMB1,638.2 million due to an increase in sales and general corporate functions, (ii) increased rental and related expense and professional service expense which totaled RMB913.9 million mainly due to the Company’s sales and service network expansion, (iii) increased marketing and promotional expenses of RMB347.2 million due to an increase in marketing and promotional activities to promote our vehicles in China and Europe.

Loss from Operations

As a result of the foregoing, we incurred a loss from operations of RMB15,640.7 million in 2022, representing an increase of 247.9% as compared to a loss of RMB4,496.3 million in 2021.

Interest and investment income

We recorded interest and investment income of RMB1,358.7 million in 2022, representing an increase of 49.0% as compared to RMB911.8 million in 2021, primarily due to the increase in short-term investment and long-term time deposits on average throughout 2022.

Interest Expense

Our interest expense decreased from RMB637.4 million in 2021 to RMB333.2 million in 2022, primarily due to the conversion premium charged in connection with separately and individually negotiated agreements with certain holders of their outstanding 2024 Notes for early conversion in January 2021.

Gain on extinguishment of debt

Our gain on extinguishment of debt was RMB138.3 million in 2022, compared with nil in 2021, which was attributed to the gain from the repurchase of a portion of the 2026 Notes with a carrying amount of RMB1,317.1 million in 2022.

Share of Income of Equity Investees

We recorded share of income of equity investees of RMB377.8 million in 2022, as compared to RMB62.5 million in 2021, primarily due to the increased share of income recorded from our equity investments measured under equity method due to increased earnings of equity investees in 2022.

Other Income/(Loss), Net

We recorded other losses of RMB283.0 million in 2022, as compared with other income of RMB184.7 million in 2021, primarily due to a foreign exchange loss of RMB504.7 million mainly reflecting the revaluation impact of overseas Renminbi-related assets as a result of Renminbi’s depreciation against U.S. dollars.

Income Tax Expense

In 2022, our income tax expense was RMB55.1 million, as compared to RMB42.3 million in 2021.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB14,437.1 million in 2022, representing an increase of 259.4% as compared to a net loss of RMB4,016.9 million in 2021.

B.Liquidity and Capital Resources

Cash Flows and Working Capital

We had net cash provided by operating activities of RMB1,966.4 million in 2021, net cash used in operating activities of RMB3,866.0 million in 2022, and net cash used in operating activities of RMB1,381.5 million (US$194.6 million) in 2023.

As of December 31, 2023, we had a total of RMB55,431.6 million (US$7,807.4 million) in cash and cash equivalents, restricted cash (including non-current restricted cash) and short-term investments. As of December 31, 2023, 44.7% of our cash and cash equivalents and restricted cash (including non-current restricted cash) and short-term investments were denominated in Renminbi and held in PRC and Hong Kong and the other cash and cash equivalents and restricted cash (including non-current restricted cash) and short-term investments were mainly denominated in US$ and held in the PRC, Hong Kong and the United States. Our cash and cash equivalents consist primarily of cash on hand, time deposits and highly liquid investments placed with banks, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

As of December 31, 2023, we had bank facilities with an aggregate amount of RMB64,464.1 million (US$9,079.6 million), which consists of non-collateral based bank facilities of RMB16,348.3 million (US$2,302.6 million) and collateral-based bank facilities of RMB48,115.8 million (US$6,777.0 million). Out of the total non-collateral based bank facilities, RMB5,492.8 million (US$773.6 million), RMB1,201.2 million (US$169.2 million), and RMB250.0 million (US$35.2 million) were used for bank borrowing, issuance of letters of guarantee, and bank’s acceptance notes, respectively. Out of the total collateral-based bank facilities, RMB2,588.9 million (US$364.6 million), RMB14,713.9 million (US$2,072.4 million) and nil were used for issuance of letters of guarantee, bank’s acceptance notes and letter of credit, respectively.

As of December 31, 2023, we had RMB9,821.5 million (US$1,383.3million) and RMB13,042.9 million (US$1,837.0 million) in total short-term and long-term borrowings outstanding, respectively. The borrowings outstanding primarily consisted of the 2024 Notes, 2026 Notes, 2027 Notes, 2029 Notes and 2030 Notes, portions of the asset-backed notes, and our short-term and long-term bank debt.

The 2024 Notes are unsecured debt and are not redeemable by us prior to the maturity date except for certain changes in tax law. In accordance with the indenture governing the 2024 Notes, or the 2024 Notes Indenture, holders of the 2024 Notes may require us to purchase all or any portion of their notes on February 1, 2022 at a repurchase price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus accrued and unpaid interest. Such repurchase right offer expired on January 28, 2022. None of the noteholders exercised their repurchase right, and no notes were surrendered for repurchase. Holders of the 2024 Notes may also require us, upon a fundamental change (as defined in the 2024 Notes Indenture), to repurchase for cash all or part of their 2024 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus accrued and unpaid interest. The holders of the 2024 Notes may convert their notes to a number of our ADSs at their option at any time prior to the close of business on the second business day immediately preceding the maturity date pursuant to the 2024 Notes indenture, at a conversion rate of 105.1359 ADSs per US$1,000 principal amount of the 2024 Notes. The 2024 Notes that are converted in connection with a make-whole fundamental change (as defined in the 2024 Notes Indenture) may be entitled to an increase in the conversion rate for such 2024 Notes. In connection with the issuance of the 2024 Notes, we entered into capped call transactions and zero-strike call option transactions. Satisfying the obligations of the 2024 Notes could adversely affect the amount or timing of any distributions to our shareholders. We repaid the then outstanding 2024 Notes that had not been redeemed, repurchased or converted in full as it matured on February 1, 2024.

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

In addition, on or after February 6, 2024, in the case of the 2026 Notes, and February 6, 2025, in the case of the 2027 Notes, until the 20th scheduled trading day immediately prior to the relevant maturity date, we may redeem the 2026 Notes or the 2027 Notes, as applicable for cash subject to certain conditions, at a redemption price equal to 100% of the principal amount of the 2026 Notes or the 2027 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the relevant optional redemption date. Furthermore, we may redeem all but not part of the 2026 Notes or the 2027 Notes in the event of certain changes in the tax laws. Satisfying the obligations of the 2026 Notes and the 2027 Notes could adversely affect the amount or timing of any distributions to our shareholders. We may choose to satisfy, repurchase, or refinance the 2026 Notes or the 2027 Notes through public or private equity or debt financings if we deem such financings available on favorable terms. In 2022, we repurchased an aggregate principal amount of US$192.9 million of 2026 Notes for a total cash consideration of US$170.5 million. In September 2023, shortly after the pricing of the 2029 Notes and the 2030 Notes, we repurchased an aggregate principal amount of US$255.6 million of the 2026 Notes for a total cash consideration of US$249.9 million and an aggregate principal amount of US$244.4 million of the 2027 Notes for a total cash consideration of US$222.0 million. In February 2024, we completed the repurchase right offer relating to the 2026 Notes. US$300.5 million in aggregate principal amount of the 2026 Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer.

In September 2023, we issued US$500 million aggregate principal amount of 3.875% convertible senior notes due 2029, or the 2029 Notes, and US$500 million aggregate principal amount of 4.625% convertible senior notes due 2030, or the 2030 Notes. We granted the initial purchasers in the notes offering an option to purchase up to an additional US$75 million in aggregate principal amount of the 2029 Notes and up to an additional US$75 million in aggregate principal amount of the 2030 Notes. The initial purchasers exercised in full the option to purchase from us an aggregate of US$75 million principal amount of the 2029 Notes and US$75 million principal amount of the 2030 Notes. The 2029 Notes and the 2030 Notes are unsecured debt. The 2029 Notes will bear interest at a rate of 3.875% per year, and the 2030 Notes will bear interest at a rate of 4.625% per year. The 2029 Notes will mature on October 15, 2029 and the 2030 Notes will mature on October 15, 2030, unless repurchased, redeemed or converted in accordance with their terms prior to such date. The holders of the 2029 Notes and the 2030 Notes shall have the right, at such holder’s option, to convert all or any portion of their 2029 Notes or 2030 Notes, as applicable, at any time prior to the close of business on the second scheduled trading day immediately preceding the relevant maturity date.

Upon conversion, we will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at our election. The initial conversion rate of the 2029 Notes is 89.9685 ADSs per US$1,000 principal amount of such 2029 Notes. The initial conversion rate of the 2030 Notes is 89.9685 ADSs per US$1,000 principal amount of such 2030 Notes. The relevant conversion rate for such series of the 2029 Notes and the 2030 Notes is subject to adjustment upon the occurrence of certain events.

Holders of the 2029 Notes and 2030 Notes may require us to repurchase all or any portion of their 2029 Notes and 2030 Notes for cash on October 15, 2027, in the case of the 2029 Notes, and October 15, 2028, in the case of 2030 Notes, or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the 2029 Notes or the 2030 Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. In addition, on or after October 22, 2027, in the case of the 2029 Notes, and October 22, 2028, in the case of the 2030 Notes, until the 20th scheduled trading day immediately prior to the relevant maturity date, we may redeem all or part of the 2029 Notes and 2030 Notes, as applicable for cash subject to certain conditions, at a redemption price equal to 100% of the principal amount of the 2029 Notes or the 2030 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the optional redemption date. Furthermore, we may redeem all but not part of the 2029 Notes or the 2030 Notes in the event of certain changes in the tax laws. Satisfying the obligations of the 2029 Notes and the 2030 Notes could adversely affect the amount or timing of any distributions to our shareholders. We may choose to satisfy, repurchase, or refinance the 2029 Notes or the 2030 Notes through public or private equity or debt financings if we deem such financings available on favorable terms.

Based on the outstanding principal amount of the 2024 Notes, 2026 Notes, the 2027 Notes, the 2029 Notes and the 2030 Notes, and the highest conversion rate under each indenture, the maximum number of ADSs that would be issued in connection with the outstanding convertible notes is approximately 169.4 million.

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

We believe that our current cash, cash equivalents and short-term investments balance as of December 31, 2023 is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next twelve months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Summary of Consolidated Cash Flow Data:
Net cash used in operating activities before movements in working capital	(701,159)	(8,116,982)	(14,466,984)	(2,037,633)
Changes in operating assets and liabilities	2,667,545	4,250,974	13,085,438	1,843,046
Net cash provided by/(used in) operating activities	1,966,386	(3,866,008)	(1,381,546)	(194,587)
Net cash (used in)/provided by investing activities	(39,764,704)	10,385,017	(10,885,375)	(1,533,173)
Net cash provided by/(used in) financing activities	18,128,743	(1,616,384)	27,662,881	3,896,236
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(500,959)	(121,896)	70,254	9,895
Net (decrease)/increase in cash, cash equivalents and restricted cash	(20,170,534)	4,780,729	15,466,214	2,178,371
Cash, cash equivalents and restricted cash at beginning of the year	38,545,098	18,374,564	23,155,293	3,261,355
Cash, cash equivalents and restricted cash at end of the year	18,374,564	23,155,293	38,621,507	5,439,726

Operating Activities

Net cash used in operating activities was RMB1,381.5 million (US$194.6 million) in 2023, as compared to a net loss of RMB20,719.8 million. The difference was primarily attributable to (i) non-cash items of RMB6,252.8 million, which primarily consisted of depreciation and amortization of RMB3,378.0 million, share-based compensation expenses of RMB2,369.0 million, amortization of right-of-use assets of RMB1,529.5 million, and (ii) a net increase in changes in operating assets and liabilities by RMB13,085.4 million, which was primarily attributable to an increase in trade and notes payable of RMB4,870.8 million, a decrease in inventory of RMB2,895.5 million, a decrease in other non-current assets of RMB2,600.0 million.

Net cash used in operating activities was RMB3,866.0 million in 2022, as compared to a net loss of RMB14,437.1 million. The difference was primarily attributable to (i) non-cash items of RMB6,320.1 million, which primarily consisted of depreciation and amortization of RMB2,852.3 million, share-based compensation expenses of RMB2,295.9 million, amortization of right-of-use assets of RMB1,141.7 million, and (ii) a net increase in changes in operating assets and liabilities by RMB4,251.0 million, which was primarily attributable to an increase in trade and notes payable of RMB11,650.9 million, an increase in accruals and other liabilities of RMB4,119.4 million, an increase in other non-current liabilities of RMB1,620.9 million, which was partially offset by, among other things, an increase in inventory of RMB6,257.5 million, trade and notes receivable of RMB2,303.4 million and prepayments and other current assets of RMB1,239.9 million.

Net cash provided by operating activities was RMB1,966.4 million in 2021, as compared to a net loss of RMB4,016.9 million. The difference was primarily attributable to (i) non-cash items of RMB3,315.8 million, which primarily consisted of depreciation and amortization of RMB1,708.0 million, share-based compensation expenses of RMB1,010.1 million, amortization of right-of-use assets of RMB643.9 million and expected credit loss expense of RMB54.3 million, and (ii) a net increase in changes in operating assets and liabilities by RMB2,667.5 million, which was primarily attributable to an increase in trade and notes payable of RMB6,260.3 million, an increase in accruals and other liabilities of RMB2,485.1 million, an increase in other non-current liabilities of RMB1,778.4 million, an increase in taxes payable of RMB447.0 million and an increase in amount due to related parties of RMB342.6 million, which was partially offset by, among other things, an increase in other non-current assets of RMB3,705.8 million and an increase in trade and notes receivable of RMB1,717.7 million.

Investing Activities

Net cash used in investing activities was RMB10,885.4 million (US$1,533.2 million) in 2023, primarily attributable to (i) purchase of short-term investments of RMB43,899.1 million, and (ii) purchase of property, plant and equipment and intangible assets of RMB14,340.8 million, inclusive of VAT input, partially offset by proceeds from maturities of short-term investments of RMB47,753.6 million.

Net cash provided by investing activities was RMB10,385.0 million in 2022, primarily attributable to proceeds from maturities of short-term investments of RMB106,658.2 million, partially offset by (i) purchase of short-term investments of RMB87,631.7 million, (ii) purchase of property, plant and equipment and intangible assets of RMB6,972.9 million, and (iii) purchase of held to maturity debt investments of RMB1,830.0 million.

Net cash used in investing activities was RMB39,764.7 million in 2021, primarily attributable to (i) purchases of short-term investments of RMB134,316.2 million, (ii) purchase of property, plant and equipment and intangible assets of RMB4,078.8 million, (iii) acquisitions of held to maturity debt investments of RMB1,300.0 million, (iv) acquisitions of equity investees and equity security investments of RMB592.6 million, and (v) purchase of available-for-sale debt investment of RMB650.0 million, partially offset by (i) proceeds from maturities of short-term investments of RMB101,121.7 million, and (ii) loan repayment from related parties of RMB50.0 million.

Financing Activities

Net cash provided by financing activities was RMB27,662.9 million (US$3,896.2 million) in 2023, primarily attributable to (i) proceeds from issuance of ordinary shares to CYVN Investments, net of RMB20,962.3 million, (ii) proceeds from issuance of convertible senior notes of RMB8,120.8 million, and (iii) proceeds from borrowings from third parties of RMB8,014.4 million, partially offset by repayments of borrowings from third parties of RMB6,096.0 million and repurchase of convertible senior notes of RMB3,387.6 million.

Net cash used in financing activities was RMB1,616.4 million in 2022, primarily attributable to repayments of borrowings from third parties of RMB7,347.9 million and repurchase of convertible senior notes of RMB1,202.4 million, partially offset by proceeds from borrowings from third parties of RMB6,918.6 million.

Net cash provided by financing activities was RMB18,128.7 million in 2021, primarily attributable to (i) proceeds from issuance of ordinary shares, net of RMB12,677.6 million, (ii) proceeds from issuance of convertible senior notes of RMB9,560.8 million, (iii) proceeds from borrowings from third parties of RMB6,112.0 million, and (iv) proceeds from exercise of stock options of RMB144.6 million, partially offset by (i) repurchase of redeemable non-controlling interests of RMB8,000.0 million, (ii) repayments of borrowings from third parties of RMB2,432.3 million, and (iii) principal payments of finance leases of RMB32.9 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital commitments, operating and financing lease obligations, short-term and long-term borrowings, convertible notes and asset-backed securities and notes, as below:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(in RMB thousands)
Capital commitments	6,017,818	5,512,258	505,231	329	—
Operating lease obligations	17,197,585	2,658,392	3,674,221	2,623,203	8,241,769
Finance lease obligations	66,423	28,395	21,930	13,779	2,319
Short-term and long-term borrowings	7,125,800	5,927,420	815,880	340,000	42,500
Interest on borrowings	160,948	98,241	51,540	10,626	541
Convertible notes with principal and interest	16,646,343	3,684,309	4,282,406	8,679,628	—
Asset-backed notes	278,823	278,823	—	—	—
Total	47,493,740	18,187,838	9,351,208	11,667,565	8,287,129

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

Our convertible notes that remained outstanding as of December 31, 2023 represented the 2024 Notes with outstanding principal amount of US$163.7 million as of December 31, 2023, which matured on February 1, 2024, the 2026 Notes with outstanding principal amount of US$301.5 million as of December 31, 2023, the 2027 Notes with outstanding principal amount of US$505.6 million as of December 31, 2023, which will mature in February 2026 and February 2027, the 2029 Notes with outstanding principal amount of US$575 million as of December 31, 2023 and the 2030 Notes with outstanding principal amount of US$575 million as of December 31, 2023, which will mature in October 2029 and October 2030, respectively. The 2024 Notes matured on February 1, 2024, and we repaid the then outstanding 2024 Notes that had not been redeemed, repurchased or converted in full. On February 1, 2024, we completed the repurchase right offer relating to 2026 Notes with aggregate principal amount of US$300.5 million.

Our asset-backed notes represent the proceeds from the issuance of debt notes under asset-backed securitization arrangements with the principal amount of RMB847 million and RMB1,025 million as of December 31, 2023, which will become mature in March 2024 and June 2024, respectively.

We intend to fund our existing and future material cash requirements with our existing cash balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, mortgages and charges or guarantees as of December 31, 2023. As of December 31, 2023, save as disclosed in our consolidated financial statements included elsewhere in this annual report, we did not have significant contingent liabilities. As of December 31, 2023, save as disclosed in this section, we did not have any significant bank overdrafts, loans and other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges hire purchase commitments or other outstanding material contingent liabilities.

Capital Expenditures

In 2021, 2022 and 2023, our capital expenditures were mainly used for the acquisition of property, plant and equipment which consisted primarily of charging and battery swap equipment, mold and tooling, production facilities, IT equipment, research and development equipment, leasehold improvements mainly for NIO Houses and NIO Spaces, delivery and servicing centers, Power Swap Stations and laboratories as well as equity investments. We made capital expenditures of RMB4,671.3 million, RMB7,251.9 million and RMB14,762.5 million (US$2,079.3 million) in 2021, 2022 and 2023, respectively. We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business, and that our level of capital expenditures will be significantly affected by user demand for our products and services. The fact that we have a limited operating history means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. To the extent the proceeds of securities we have issued and cash flows from our business activities are insufficient to fund future capital requirements, we may need to seek equity or debt financing. We will continue to make capital expenditures to support the expected growth of our business.

Holding Company Structure

NIO Inc. is a holding company with no material operations of its own. We conduct our operations in China primarily through our PRC subsidiaries, and, to a much lesser extent, the VIEs and their subsidiary. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds, staff bonuses and welfare funds at its discretion, and the VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. The VIEs did not have any material assets or liabilities as of December 31, 2023. In the future, we expect (i) Beijing NIO to focus on value-added telecommunications services, including, without limitation, performing internet services as well as holding certain related licenses; (ii) Anhui NIO AT to focus on assisted and intelligent driving services, including, without limitation, performing certain services as well as holding certain related licenses; and (iii) Anhui NIO DT to focus on insurance brokerage services, including, without limitation, performing insurance brokerage services as well as holding certain related licenses through its subsidiary.

Off-Balance Sheet Arrangements

Other than the guarantees provided to Battery Asset Company in relation to the BaaS model as described in Note 2(r) to our consolidated financial statements included elsewhere in this annual report, we have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Warranty liabilities

We accrue a warranty reserve for all new vehicles that we sell, which includes our best estimate of the projected costs to repair or replace items under warranties. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given our relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve when we accumulate more actual data and experience in the future.

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

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bin Li	49	Chairman and Chief Executive Officer
Lihong Qin	50	Director and President
Feng Shen	60	Executive Vice President
Xin Zhou	53	Executive Vice President
Wei Feng	44	Chief Financial Officer
Ganesh V. Iyer	56	Chief Executive Officer of NIO U.S.
Hai Wu	55	Independent Director
Denny Ting Bun Lee	56	Independent Director
Yu Long	51	Independent Director
Yonggang Wen	46	Independent Director
Eddy Georges Skaf	50	Director
Nicholas Paul Collins	49	Director

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

Mr. Wei Feng has served as our Chief Financial Officer since November 2019. Mr. Feng serves as an independent non-executive director of TUHU Car Inc. (HKEX: 9690). Prior to joining our company, Mr. Feng served as managing director and head of the auto and auto parts research team at China International Capital Corporation. Prior to that, Mr. Feng served as an industry analyst at Everbright Securities Co. Ltd. from 2010 to 2013. Mr. Feng’s career also includes more than five years’ working experience within the ZF (China) Investment Co., Ltd. where he participated in numerous corporate matters. Mr. Feng received his bachelor’s degree in engineering from the Department of Automotive Engineering at Tsinghua University, and his joint master’s degree in automotive system engineering from RWTH Aachen University in Germany and Tsinghua University in China.

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

Mr. Denny Ting Bun Lee has served as our independent director since September 2018. Mr. Lee currently serves as the chairman of the audit committees and an independent non-executive director of the boards of New Oriental Education & Technology Group Inc. (NYSE: EDU; HKEX: 9901) and Jianpu Technology Inc. (NYSE: JT), which are listed on the New York Stock Exchange. From April 2002 to June 2022, Mr. Lee served as a director of NetEase, Inc., formerly known as NetEase.com, Inc., which is listed on the Nasdaq Global Select Market (Nasdaq: NTES) and the Hong Kong Stock Exchange (HKEX: 9999). He was the chief financial officer of NetEase.com, Inc. from April 2002 to June 2007 and its financial controller from November 2001 to April 2002. Prior to joining NetEase.com, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee graduated from the Hong Kong Polytechnic University with a professional diploma in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.

Ms. Yu Long has served as our director since July 2021. Ms. Long currently serves as the Founding and Managing Partner of BAI Capital. She also serves as a member of Bertelsmann Group Management Committee and the governor of China Venture Capital and Private Equity Association. Formerly, Ms. Long was the chief executive officer of Bertelsmann China Corporate Center and the managing partner of Bertelsmann Asia Investments. Prior to that, she was a Principal at Bertelsmann Digital Media Investments. She joined the international media, services, and education company via the Bertelsmann Entrepreneurs Program in 2005. Ms. Long is a member of the World Economic Forum’s Young Global Leaders Advisory Council and its Global Agenda Council on the Future of Media, Entertainment & Information and was a member of the Stanford Graduate School of Business Advisory Council from May 2015 to May 2021. Ms. Long serves as an independent director on the board of directors of Tapestry Inc. (NYSE: TPR, its portfolio includes Coach, Stuart Weitzman and Kate Spade) and an independent non-executive director of the boards of the Hongkong and Shanghai Banking Corporation Limited. Ms. Long received a bachelor’s degree in electrical engineering from University of Electronic Science and Technology in China and an MBA from Stanford Graduate School of Business.

Mr. Yonggang Wen has served as our director since November 2023. Mr. Wen currently serves as a Full Professor and President’s Chair of Computer Science and Engineering at Nanyang Technological University, Singapore. He is a Fellow of the Institute of Electrical and Electronics Engineers (IEEE, the world’s largest technical professional organization), a Fellow of Singapore Academy of Engineering, and a Distinguished Member of Association for Computing Machinery. He also serves as the Director of the Centre for Computational Technologies in Finance, and has been the Associate Provost (Graduate Education) and Dean of Graduate College at Nanyang Technological University since January 2024. Mr. Wen has served as a non-executive director of Red Dot Analytics Pte Ltd in Singapore since 2016. His career has been marked by pioneering work in applying learning-based techniques to system prototyping and performance optimization for large-scale networked computer systems. He has received numerous awards for his contributions, including the 2020 IEEE Industrial Technical Excellence Award, the 2019 Nanyang Research Award and the 2016 Nanyang Award in Innovation and Entrepreneurship. Professor Wen also has a strong record of leadership in academic and research roles, including serving as the Chair for IEEE ComSoc Multimedia Communication Technical Committee from 2014 to 2016 and the Editor in Chief of IEEE Transactions on Multimedia currently. Professor Wen received his PhD in electrical engineering and computer science from Massachusetts Institute of Technology in 2008.

Mr. Eddy Georges Skaf has served as our director since February 2024. Mr. Skaf has held the position of chief investment officer at CYVN Holdings L.L.C. since May 2023. He has also been a director of Foreight Limited and Forseven Limited since June 2023, and a director of CYVN Investments RSC Ltd. since July 2023. Previously, from August 2019 to May 2023, Mr. Skaf served as a senior advisor to Digital Infrastructure at Mubadala. Before this, he served as the chief strategy officer at Emirates Integrated Telecom Company (du) from August 2017 to May 2019. Mr. Skaf received his bachelor’s degree in computer and communication engineering from American University of Beirut in 1995, and his master’s degree of business administration in business administration and management and master’s degree of science in management information systems from Boston University in 2000.

Mr. Nicholas Paul Collins has served as our director since February 2024. Mr. Collins has served as the chief executive officer of Forseven Limited since January 2024. Prior to this role, Mr. Collins worked at Jaguar Land Rover from March 2015 to December 2023 in various capacities, including a director of both Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited, and an executive director of vehicle programs at Jaguar Land Rover Limited. Mr. Collins began his career in the automotive industry in 1993 and has extensive experience in global product development, product and business strategy, and vehicle development and launch across Ford Motor Company and Jaguar Land Rover. Mr. Collins received his master’s degree in mechanical engineering from University of Nottingham in 1998, and an MBA from Henley Management College in 2004.

B.          Compensation

For the year ended December 31, 2023, we paid an aggregate of approximately US$3.1 million in cash to our directors and executive officers. For share incentive grants to our directors and executive officers, see “—Stock Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. For the executive officers who joined our company prior to September 2018, we may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of such executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case of termination, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based.

Each executive officer has agreed to hold, both during and after the termination or expiry of the executive officer’s employment agreement, in strict confidence and not to use, except as required in the performance of the executive officer’s duties in connection with the executive officer’s employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party that we received and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of the executive officer’s employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in the executive officer’s capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, with any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who we employed on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

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

Stock Incentive Plans

We adopted share incentive plans in 2015, 2016, 2017, 2018 and 2024, which we refer to as the 2015 Plan, the 2016 Plan, the 2017 Plan, the 2018 Plan and the 2024 Plan, respectively. The 2018 Plan expired on December 31, 2023. All of the others remain effective. The terms of the 2015 Plan, the 2016 Plan and the 2017 Plan are substantially similar, and the terms of the 2018 Plan and the 2024 Plan are substantially similar. The purpose of our stock incentive plans is to attract and retain the best available personnel, to provide additional incentives to our employees, directors and consultants and to promote the success of our business. Our board of directors believes that our long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability and qualifications, make important contributions to our business.

The maximum numbers of Class A ordinary shares which may be issued pursuant to all awards are 46,264,378 under the 2015 Plan, 18,000,000 under the 2016 Plan and 33,000,000 under the 2017 Plan. The maximum number of shares available for issuance pursuant to all awards under the 2018 Plan was initially 23,000,000 Class A ordinary shares, and the amount automatically increased at the beginning of each new year by the number of shares representing 1.5% of the then total issued and outstanding share capital of our company as of the end of the prior year during the term of the 2018 Plan. The maximum number of shares available for issuance pursuant to all awards under the 2024 Plan was initially 19,288,470 Class A ordinary shares, and the amount automatically increases at the beginning of each new year by the number of shares representing 1.2% of the then total issued and outstanding share capital of our company as of the last day of the immediately preceding fiscal year during the term of the 2024 Plan. In addition, any awards not granted under an earlier plan when it terminates are automatically added to the 2024 Plan. As of February 29, 2024, awards to purchase an aggregate amount of 123,804,348 Class A ordinary shares under the 2015 Plan, the 2016 Plan, the 2017 Plan, the 2018 Plan and the 2024 Plan had been granted and were outstanding, excluding awards that were forfeited or cancelled after the grant dates.

The following paragraphs describe the principal terms of the 2015 Plan, the 2016 Plan and the 2017 Plan.

Types of Awards. These three plans permit the awards of options, restricted shares, restricted share units, share appreciation rights, dividend equivalent right or other right or benefit under each plan.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors or officers administer these three plans. The committee or the full board of directors, as applicable, will determine the grantees to receive awards, the type and number of awards to be granted to each grantee, and the terms and conditions of each award grant.

Award Agreement. Awards granted under these three plans are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend the award.

Eligibility. We may grant awards to our employees, consultants and directors.

Vesting Schedule. Except as approved by the plan administrator, options to be issued to the grantees under these three plans shall be subject to a minimum four (4) year vesting schedule calling for vesting no earlier than the following, counting from the applicable grant date or vesting commencement date (as determined by the plan administrator) with respect to the total issued options: the option representing 25% of the Class A ordinary shares under the option shall vest at the end of the first twelve (12) months commencing from the vesting commencement date, with remaining portions vesting in equal monthly installments over the next thirty-six (36) months.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, in the case of an option granted to an employee who, at the time the option is granted, owns (or, pursuant to Section 424(d) of the U.S. Code, is deemed to own) stock representing more than 10% of the total combined voting power of all classes of shares of us or our subsidiary or affiliate, the term of the option will not be longer than ten years from the date of grant under the 2017 Plan, or five years from the date of grant under the 2015 Plan and the 2016 Plan.

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

Termination and Amendment of the Plan. Unless terminated earlier or extended before expiration, each of these three plans has a term of ten years. The board of directors has the authority to terminate, amend or modify any or all of these three plans; provided, however, that no such amendment shall be made without the approval of our shareholders to the extent such approval is required by applicable laws or provisions of the stock incentive plans. However, without the prior written consent of the grantee, no such action may adversely affect any outstanding award previously granted pursuant to the plan.

The following paragraphs describe the principal terms of the 2018 Plan before its expiration on December 31, 2023.

Types of Awards. The 2018 Plan permits the awards of options, restricted shares or any other type of awards that the committee grants.

Plan Administration. Our board of directors or a committee of one or more members of our board of directors shall administer the 2018 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

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

Transfer Restrictions. Awards may not be transferred in any manner by the grantee other than by will or the laws of descent and distribution, except as otherwise determined by the plan administrator.

Termination and amendment. Unless terminated earlier, the 2018 Plan has a term of five years from January 1, 2019. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the grantee.

The following paragraphs describe the principal terms of the 2024 Plan.

Types of Awards. The 2024 Plan permits the awards of options, restricted shares or any other type of awards that the committee grants.

Plan Administration. Our board of directors or a committee of one or more members of our board of directors shall administer the 2024 Plan. The committee or the full board of directors, as applicable, shall determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2024 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to the employees, directors and consultants of our company. However, we may grant incentive share options only to our employees, parent and subsidiaries.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of an option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the grantee other than by will or the laws of descent and distribution, except as otherwise determined by the plan administrator.

Termination and amendment. Unless terminated earlier, the 2024 Plan has a term of five years from February 7, 2024. Our board of directors has the authority to amend or terminate the plans. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the grantee.

The following table summarizes, as of February 29, 2024, the awards granted under the 2015 Plan, the 2016 Plan, the 2017 Plan, the 2018 Plan and the 2024 Plan to several of our executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Class A Ordinary
Shares Underlying
Options and
	Restricted Share	Exercise Price
Name	Units	(US$/Share**)	Date of Grant	Date of Expiration
Bin Li	15,000,000	2.55	March 1, 2018	February 29, 2028
		N/A	March 5, 2020
Lihong Qin	*	2.39	April 2, 2020	April 1, 2030
		2.55	February 28, 2018	February 27, 2028
		2.55	February 1, 2018	January 31, 2028
		N/A	March 5, 2020
		N/A	August 31, 2023
Xin Zhou	*	2.05	September 25, 2019	September 24, 2026
		2.39	April 2, 2020	April 1, 2030
		2.55	February 28, 2018	February 27, 2028
		2.55	February 1, 2018	January 31, 2028
		N/A	March 5, 2020
		N/A	August 31, 2023
Denny Ting Bun Lee	*	N/A	September 12, 2018
		N/A	August 13, 2020
		N/A	September 12, 2020
Hai Wu	*	3.61	May 29, 2019	May 29, 2026
		N/A	June 10, 2021
		N/A	November 3, 2023
Feng Shen	*	1.8	December 31, 2017	December 30, 2027
		2.05	September 25, 2019	September 24, 2026
		2.39	April 2, 2020	April 1, 2030
		2.55	February 1, 2018	January 31, 2028
		N/A	March 5, 2020
		N/A	August 31, 2023
Wei Feng	*	1.8	November 18, 2019	November 17, 2026
		2.39	April 2, 2020	April 1, 2030
		3.98	May 29, 2020	May 28, 2027
		N/A	March 5, 2020
		N/A	August 31, 2023
Ganesh V Iyer	*	2.05	September 25, 2019	September 24, 2026
		0.27	May 3, 2016	May 2, 2026
		2.55	March 1, 2018	February 29, 2028
		2.39	April 2, 2020	April 1, 2030
		N/A	August 31, 2023
Yu Long	*	N/A	July 12, 2021
		N/A	November 3, 2023
Yonggang Wen	*	N/A	November 3, 2023
Eddy Georges Skaf	*	N/A	February 7, 2024
Nicholas Paul Collins	*	N/A	February 7, 2024
Total	26,639,608

*    Less than one percent of our total outstanding shares.

As of February 29, 2024, non-executive officers and other grantees as a group held awards to purchase 98,713,648 Class A ordinary shares of our company. The exercise prices of the options outstanding as of February 29, 2024 ranged from US$0.1 to US$48.45 per share.

C.          Board Practices

Board of Directors

The board of directors of our company, or the board, consists of eight directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is interested provided (a) such director has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of our company to borrow money, mortgage our company’s undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Compensation Committee. Our compensation committee consists of Hai Wu, Denny Ting Bun Lee and Bin Li. Hai Wu is the chairman of our compensation committee. We have determined that Hai Wu and Denny Ting Bun Lee satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting any compensation consultant, legal counsel or other adviser only after taking into consideration all factors to that person’s independence from management.

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty to act honestly, and a duty to act in good faith. The directors must act bona fide in what they consider to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to act with skills they actually possess and exercise the care and diligence that would be displayed by a reasonable director in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our thirteenth amended and restated memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our directors owe their fiduciary duties to our company and not to our company’s individual shareholders, and it is our company which has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

D.          Employees

As of December 31, 2021, 2022 and 2023, we had 15,204, 26,763 and 32,820 full-time employees. The following table sets forth the numbers of our employees categorized by function as of December 31, 2023.

As of December 31, 2023
User experience (sales and marketing and service)	17,172
Product and software development	11,222
Manufacturing	2,231
General administration	2,195
Total number of employees	32,820

Our employees have set up labor unions in China according to the related Chinese labor law. To date, we have not experienced any labor strike, and we consider our relationship with our employees to be good.

We provide competitive level of salary and other employee benefits to our employees. Every employee beneficially owns shares in our company. We provide employees with a wide range of benefits, including but not limited to employees’ commercial insurance, physical examinations, vocational training and holiday benefits. We aim to create a warm, safe and secure working environment for everyone.

E.          Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2024 with respect to:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 2,087,029,186 ordinary shares outstanding as of March 31, 2024, comprising of 1,938,529,186 Class A ordinary shares (excluding 10,722,037 Class A ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our stock incentive plans) and 148,500,000 Class C ordinary shares.

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

	Class A	Class C	Total
	ordinary	ordinary	ordinary		% of
	shares	shares	shares	% of	aggregate
	beneficially	beneficially	beneficially	beneficial	voting
	owned	owned	owned	ownership	power†
Directors and Executive Officers**:
Bin Li(1)	30,467,776	148,500,000	178,967,776	8.5	38.5
Lihong Qin	*	—	*	*	*
Feng Shen	*	—	*	*	—
Xin Zhou	*	—	*	*	*
Wei Feng	*	—	*	*	—
Ganesh V. Iyer(2)	*	—	*	*	*
Hai Wu(3)	*	—	*	*	—
Denny Ting Bun Lee(4)	*	—	*	*	—
Yu Long(5)	*	—	*	*	—
Yonggang Wen(6)	—	—	—	—	—
Eddy Georges Skaf(7)	—	—	—	—	—
Nicholas Paul Collins(8)	—	—	—	—	—
All Directors and Executive Officers as a Group	50,797,273	148,500,000	199,317,273	9.5	38.9
Principal Shareholders:
Founder vehicles(9)	16,967,776	148,500,000	165,467,776	7.9	38.5
CYVN Investments RSC Ltd(10)	418,833,157	—	418,833,157	20.1	13.4
Tencent entities(11)	124,112,015	—	124,112,015	5.9	3.9

*    Less than 1% of our total outstanding shares.

**  Except where otherwise disclosed in the footnotes below, the business address of all the directors and executive officers is Building 19, No. 1355, Caobao Road, Minhang District, Shanghai, People’s Republic of China.

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

(1)	Represents (i) 13,500,000 Class A ordinary shares issuable to Mr. Bin Li upon exercise of options within 60 days of March 31, 2024, (ii) 89,013,451 Class C ordinary shares held by Originalwish Limited, a British Virgin Islands company wholly owned by Mr. Bin Li, (iii) 26,454,325 Class C ordinary shares held by mobike Global Ltd., a British Virgin Islands company wholly owned by Mr. Bin Li, and (iv)16,967,776 Class A ordinary shares and 33,032,224 Class C ordinary shares held by NIO Users Limited, a holding company controlled by NIO Users Trust, which is under the control of Mr. Bin Li, among which 14,967,776 Class A ordinary shares and 33,032,224 Class C ordinary shares were held on record by NIO Users Limited and 2,000,000 Class A ordinary shares were held on record by NIO Users Community Limited, a British Virgin Islands company wholly owned by NIO Users Limited.
(2)	The business address of Mr. Iyer is 3200 North First Street, San Jose, CA 95134.
(3)	The business address of Mr. Wu is No. 53, Gaoyou Road, Xuhui District, Shanghai, People’s Republic of China.
(4)	The business address of Mr. Lee is No. 4 Dianthus Road, Yau Yat Chuen, Kowloon, Hong Kong.
(5)	The business address of Ms. Long is Unit 1610, 16th Floor, West Tower, Genesis Beijing, 8 Xinyuan South Road, Chaoyang District, Beijing 100027, People’s Republic of China.

(6)The business address of Mr. Wen is N4-02c-95, Nanyang Avenue, Singapore 639798.

(7)The business address of Mr. Skaf is Building No. 51B, Al Bateen Executive Airport, Abu Dhabi, UAE.

(8)The business address of Mr. Collins is Suite 1, 7th Floor 50 Broadway, London, United Kingdom, SW1H 0DB.

(9)

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

(10)

Represents 418,833,157 Class A ordinary shares held by CYVN Investments RSC Ltd, according to the statement on Schedule 13D/A filed on February 28, 2024 by CYVN Investments RSC Ltd. CYVN Investments RSC Ltd is a restricted scope company incorporated in the Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates, and is wholly-owned by the Government of Abu Dhabi represented by the Abu Dhabi Department of Finance. The principal business address of CYVN Investments RSC Ltd is Office at 9th Floor, Level 9, Al Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

(11)

Based on the statement on Schedule 13D/A filed on June 23, 2023 jointly by (i) Tencent Holdings Limited, (ii) Image Frame Investment (HK) Limited, and (iii) Huang River Investment Limited, pursuant to which, as of June 23, 2023, Image Frame Investment (HK) Limited held 47,251,193 Class A ordinary shares, a wholly-owned subsidiary of Tencent Holdings Limited held 146,578 Class A ordinary shares, and Huang River Investment Limited beneficially owned 76,714,244 Class A ordinary shares. Image Frame Investment (HK) Limited, Huang River Investment Limited and Tencent Holdings Limited are collectively referred to in this annual report as the Tencent entities. Huang River Investment Limited is a company incorporated in the British Virgin Islands, and Image Frame Investment (HK) Limited is a company incorporated in Hong Kong. Each of Image Frame Investment (HK) Limited and Huang River Investment Limited is beneficially owned and controlled by Tencent Holdings Limited, a Cayman Islands company. The registered office of Huang River Investment Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of Image Frame Investment (HK) Limited is 29/F Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The principal business address of Tencent Holdings Limited is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

As of March 31, 2024, to our knowledge, 378,564,881 of our Class A ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

B.          Related Party Transactions

Contractual Arrangements with The VIEs and Their Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Shareholders Agreement and Registration Rights

We entered into a shareholders agreement and a right of first refusal and co-sale agreement on November 10, 2017 with our shareholders.

The shareholders agreement and right of first refusal and co-sale agreement (i) provided for certain special rights, including right of first refusal, co-sale rights and preemptive rights and (ii) contained provisions governing board of directors and other corporate governance matters. These special rights and corporate governance provisions automatically terminated upon the closing of the initial public offering of our ADSs on September 12, 2018.

Pursuant to our shareholders agreement dated November 10, 2017, we have granted certain registration rights to those shareholders who are parties to that agreement. Set forth below is a description of the registration rights granted under the agreement.

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

Termination of Obligations. We have no obligation to effect any demand, piggyback, Form F-3 or Form S-3 registration upon the earlier of (i) September 14, 2028 and (ii) with respect to any holder, the date on which such holder may sell without registration, all of such holder’s registrable securities under Rule 144 of the Securities Act in any 90-day period.

In addition, on June 20, 2023, we entered into a registration rights agreement with CYVN Holdings L.L.C. On July 11, 2023, CYVN Holdings L.L.C. assigned all of its rights, interests and obligations under the registration rights agreement to its affiliate, CYVN Investments, which executed a counterpart to the registration rights agreement and agreed to be treated as an investor under the registration rights agreement. Pursuant to the registration rights agreement, subject to certain exceptions, we are obligated to prepare and file with the SEC (i) no later than the 30th day immediately following the six-month anniversary of the closing of the share subscription agreement entered into by us and CYVN Holdings L.L.C., i.e., January 19, 2024, and (ii) at any time thereafter, no later than the 30th day immediately following a written demand by CYVN Investments (in case we do not already have an effective registration statement on Form F-3 on file with the SEC) a registration statement for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act, registering the resale from time to time by CYVN Investments of all of the registrable securities, which include all Class A ordinary shares purchased pursuant to the share subscription agreement, and the stock purchase agreement entered into by and among CYVN Holdings L.L.C. and Image Frame Investment (HK) Limited dated June 20, 2023, and any shares purchased by CYVN Investments following the closing of the share subscription agreement, then held by CYVN Investments that are not covered by an effective registration statement. If our board of directors determines in good faith that it would be materially detrimental to our company or our members to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 60 days. Additionally, pursuant to the registration rights agreement, in the event that we propose to register any of our equity securities under the Securities Act for our own account or for the account of any holder of our equity securities, CYVN Investments is entitled to certain piggyback registration rights. These registration rights terminate on the date that CYVN Investments owns less than 3% of our Class A ordinary shares outstanding.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Incentive Plans.”

Other Transactions with Related Parties

In 2021, 2022 and 2023, we provided sales of goods to our affiliates, including Wuhan Weineng Battery Assets Co., Ltd., Beijing Yiche Interactive Advertising Co., Ltd., Shanghai Weishang Business Consulting Co., Ltd., Kunshan Siwopu Intelligent Equipment Co., Ltd., and Hefei Chuangwei Information Consultation Co., Ltd., and we received total sales of goods of RMB4,139.2 million, RMB3,105.9 million, and RMB1,457.9 million (US$205.3 million), respectively.

In 2021, 2022 and 2023, we received advertising and IT support services from Beijing Yiche Interactive Advertising Co., Ltd., Tianjin Boyou Information Technology Co., Ltd. and Beijing Bit Ep Information Technology Co., Ltd., and we incurred expenses of marketing and advertising services of RMB5.2 million, RMB9.0 million, and RMB7.8 million (US$1.1 million), respectively. Beijing Yiche Interactive Advertising Co., Ltd., Tianjin Boyou Information Technology Co., Ltd. and Beijing Bit Ep Information Technology Co., Ltd. are controlled by our principal shareholders.

In 2021, 2022 and 2023, we provided property management, administrative support, design and research and development services to our affiliates and companies controlled by our principal shareholders, including Wuhan Weineng Battery Assets Co., Ltd., Nanjing Weibang Transmission Technology Co., Ltd. and Beijing Weixu Business Consulting Co., Ltd., and we received total service income of RMB57.9 million, RMB122.7 million, and RMB167.2 million (US$23.5 million), respectively.

In 2021, 2022 and 2023, we paid a total of RMB89.3 million, nil and nil, respectively, for the cost of manufacturing consignment to Suzhou Zenlead XPT New Energy Technologies Co., Ltd., or Suzhou Zenlead. Suzhou Zenlead was an affiliate of ours in 2021. In February 2022, Suzhou Zenlead paid a consideration of RMB46.6 million to us in exchange for the exemption from battery warranty liabilities, and we disposed of our equity interests in Suzhou Zenlead. As a result, Suzhou Zenlead is no longer a related party of our company as of the date of this annual report.

In 2021, 2022 and 2023, we received research and development and maintenance services from Kunshan Siwopu Intelligent Equipment Co., Ltd., Xunjie Energy (Wuhan) Co., Ltd., Wuhan Weineng Battery Assets Co., Ltd, Ningbo Meishan Free Trade Port Weilai Xinneng Investment Management Co., Ltd., Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd., Beijing Welion New Energy Technology Co., Ltd and paid a total service fees of RMB8.2 million, RMB136.4 million, and RMB242.2 million (US$34.1 million), respectively.

In 2021, 2022 and 2023, we paid a total of RMB1,157.7 million, RMB1,066.8 million, and RMB1,247.5 million (US$175.7 million), for purchase of property and equipment and raw material, to Kunshan Siwopu Intelligent Equipment Co., Ltd., Nanjing Weibang Transmission Technology Co., Ltd. and Xunjie Energy (Wuhan) Co., Ltd.

In 2021, 2022 and 2023, we received a total of nil, RMB1.0 million, and RMB5.6 million (US$0.8 million) for sale of raw material, property and equipment from Wuhan Weineng Battery Assets Co., Ltd.

In November 2021, we acquired from Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd., certain equity interests in companies associated with NIO Capital for RMB50.0 million.

In February 2024, we entered into a technology license agreement with Forseven Limited, a subsidiary of CYVN Holdings L.L.C. Pursuant to the agreement, we will grant a non-exclusive and non-transferrable worldwide license to Forseven to use certain of our existing and future technical information, technical solutions, software and intellectual property rights related to or subsisting in our smart electric vehicle platforms. We will receive technology license fees comprising a non-refundable, fixed upfront license fee plus royalties determined based on the future sales of licensed products by Forseven.

C.          Interests of Experts and Counsel

Not applicable.

ITEM 8.       FINANCIAL INFORMATION

A.          Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may be involved in legal proceedings in the ordinary course of our business. Between March and July 2019, several securities class action lawsuits were filed against us, certain of our directors and officers, our underwriters in the IPO and our process agent. Some of these actions have been withdrawn, transferred, consolidated or dismissed. One action commenced during the aforementioned time period remains pending, under the caption In re NIO, Inc. Securities Litigation, 1:19-cv-01424, in the U.S. District Court for the Eastern District of New York (E.D.N.Y.). The plaintiffs in this case allege, in sum and substance, that our statements in the registration statement and/or other public statements were false or misleading and in violation of the U.S. federal securities laws. The Court denied our motion to dismiss in August 2021, and granted plaintiffs’ motion for class certification in August 2023. Discovery is ongoing.

Separately, between August and September 2022, two complaints were filed against us, our CEO and our CFO in the federal district court for the Southern District of New York (S.D.N.Y.), in the actions captioned Saye v. NIO Inc. et al., Case No. 1:22-cv-07252 (S.D.N.Y.) and Bohonok v. NIO Inc. et al., Case No. 1:22-cv-07666 (S.D.N.Y.). Relying on a short seller report (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares – Techniques employed by short sellers may drive down the market price of our ADSs”), these complaints allege that certain of our public disclosures between August 2020 and July 2022 contained false statements or omissions in violation of the Exchange Act. On December 14, 2022, the court consolidated the two actions and appointed a lead plaintiff. Briefing on our motion to dismiss was completed on July 31, 2023. The Court’s decision on the motion to dismiss is pending.

For those of the abovementioned class actions that remain pending, we are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits. We are defending the actions vigorously. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—We and certain of our directors and officers have been named as defendants in shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, cash flows and reputation” for further details.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends paid by our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on distributions by our PRC subsidiaries for our financing requirements, and any limitation on our PRC subsidiaries to make payments to us could have a material and adverse effect on our business.”

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

The following are summaries of material provisions of our thirteenth amended and restated memorandum and articles of association which took effect in August 2022, insofar as they relate to the material terms of our ordinary shares.

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

Appointment and Removal of Directors

Our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting, (i) appoint any person as a director, to fill a casual vacancy on the board or, (ii) subject to the maximum size of the board of directors being nine (9) directors, appoint any person as an addition to the existing board. Directors may be removed by ordinary resolution of our shareholders. Subject to the code, rules and regulations applicable to us as a result of our listing in the United States applicable to the composition of the board and qualifications and appointment of directors, (i) NIO Users Trust shall be entitled to nominate one (1) director to the board; and (ii) in the event that Mr. Bin Li is not an incumbent director and the board is composed of no less than six (6) directors, NIO Users Trust shall be entitled to nominate one (1) extra director to the Board. Such director nomination right of NIO Users Trust were ceased to be effective at the First AGM, and shall only be restored when our company is no longer listed on the Hong Kong Stock Exchange. In addition, for so long as CYVN Investments and its affiliates beneficially own no less than 15% of our total issued and outstanding share capital, CYVN Investments is entitled to nominate two directors; if the beneficial ownership of CYVN Investments and its affiliates decreases to less than 15% but remains above 5%, CYVN Investments retains the right to nominate one director. The foregoing director nomination rights of CYVN Investments are subject to compliance with the Company’s articles and requirements of relevant stock exchanges.

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

Shareholders’ general meetings may be convened by the chairman of board of directors or a majority of our board of directors. Advance notice of at least twenty - one calendar days is required for the convening of our annual general shareholders’ meeting and advance notice of at least fourteen calendar days is required for any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

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

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class), may only be varied with the consent in writing of holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class by holders of three-fourths of the issued shares of that class present in person or by proxy and voting at such meeting. The rights conferred upon the holders of the shares of any class issued shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

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

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (except for our thirteenth amended and restated memorandum and articles of association and our register of mortgages and charges) except as conferred by law or authorized by the directors or by ordinary resolution.

However, as a company that is subject to the periodic reporting and other informational requirements of the Exchange Act, we file annual reports with the SEC that include annual audited financial statements. See “Item 10. Additional Information—H. Documents on Display.”

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

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies, ordinary non-resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident/non-resident company except that an exempted company:

●	does not have to file an annual return detailing its shareholders with the Registrar of Companies of the Cayman Islands;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act (As Revised) is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act (As Revised) and the current Companies Act of England.

In addition, the Companies Act (As Revised) differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act (As Revised) applicable to us and the laws applicable to United States corporations and companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

The Companies Act (As Revised) permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act (As Revised) also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act (As Revised) also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of our company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	an act which constitutes a fraud against the minority where the wrongdoer are themselves in control of the company.
Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Act does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our thirteenth amended and restated memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our thirteenth amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.

In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company:

●	a duty to act in good faith in the best interests of the company,
●	a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so),
●	a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and
●	a duty to exercise powers for the purpose for which such powers were intended.

A director of a Cayman Islands company owes to the company a duty of care, diligence and skill. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our currently effective memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of all shareholders who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act (As Revised) does not provide shareholders with an express right to put forth any proposal before a general meeting of the shareholders. However, the Companies Act (As Revised) may provide shareholders with limited rights to requisition a general meeting but such rights must be stipulated in the articles of association of the company.

Any one or more shareholders holding not less than one-tenth of the voting rights on a one vote per share basis, in the share capital of the company at the date of deposit of the requisition shall at all times have the right, by written requisition to the board of directors or the secretary of the company, to require an extraordinary general meeting to be called by the board of directors for the transaction of any business specified in such requisition.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for election of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

There are no prohibitions relating to cumulative voting under the laws of the Cayman Islands, but our thirteenth amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under our thirteenth amended and restated memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he or she (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our thirteenth amended and restated articles of association.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years.

This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Restructuring

A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)	is or is likely to become unable to pay its debts; and
(b)	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our thirteenth amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of a special resolution passed by a majority of not less than three-fourths of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under Cayman Islands law, our thirteenth amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our thirteenth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

In addition, there are no provisions in our thirteenth amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Shareholders of Cayman Islands exempted companies like us have no general right under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by our shareholders) or obtain copies of the list of shareholders of these companies. However, we intend to provide our shareholders with annual reports containing audited financial statements.

C.          Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report.

D.          Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange.”

E.          Taxation

The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and interpretations thereof in effect as of the date of this annual report, all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently has no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations under Cayman Islands law.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Taxation Administration issued the Circular on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Taxation Administration’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to Circular 82, the State Taxation Administration issued the Bulletin on Promulgation of the Administrative Measures for Income Tax of Chinese-Controlled Offshore-Incorporated Resident Enterprises (Trial Implementation), which took effect in September 2011, to provide more guidance on the implementation of Circular 82. This bulletin provides for procedures and administration details of determination on resident status and administration on post-determination matters.

We believe that NIO Inc. is not a PRC resident enterprise for PRC tax purposes. NIO Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that NIO Inc. meets all of the conditions above. NIO Inc. is a company incorporated outside the PRC. As a holding company, NIO Inc.’s key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that NIO Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of NIO Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that NIO Inc. is treated as a PRC resident enterprise. Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the tax rate in respect to dividends paid by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to STA Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced tax rate: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which took effect in January 2020, require that non-resident enterprises must obtain approval from the tax authority in order to enjoy the reduced tax rate. There are also other conditions for enjoying the reduced tax rate according to other tax rules and regulations. Accordingly, our subsidiaries may be able to enjoy the 5% tax rate for the dividends it receives from its PRC incorporated subsidiaries if they satisfy the conditions prescribed under STA Circular 81 and other tax rules and regulations and obtain the approvals as required. However, according to STA Circular 81, if the tax authorities determine our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the tax authorities may adjust the favorable tax rate on dividends in the future.

Provided that our Cayman Islands holding company, NIO Inc., is not deemed to be a PRC resident enterprise, holders of our ADSs and Class A ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends that we distributed or gains realized from the sale or other disposition of our shares or ADSs. Circular 7 further clarifies that, if a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax. However, there is uncertainty as to the application of Circular 7, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7 and we may be required to expend valuable resources to comply with Circular 7 or to establish that we should not be taxed under Circular 7. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, minimum tax, and other non-income tax considerations or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our current and expected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2023. However, no assurance can be given that we will not be or become a PFIC in the current or future taxable years because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the nature and composition of our income and assets (in particular, the retention of substantial amounts of cash and investments). Fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs or Class A ordinary shares, which may be volatile. In particular, recent declines in the market price of the ADSs and Class A ordinary shares increased our risk of becoming a PFIC. The market price of the ADSs and Class A ordinary shares may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our passive income significantly increases relative to our non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Sale or Other Disposition

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the Treaty. Pursuant to Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or Class A ordinary shares. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the Treasury Regulations.

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

F.          Dividends and Paying Agents

Not applicable.

G.          Statement by Experts

Not applicable.

H.          Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

We expect that, in the foreseeable future, the majority of our revenues will be denominated in RMB while our expenses are denominated in RMB and other currencies. As a result, we are exposed to risk related to movements between the RMB and such other currencies. In addition, the value of our ADSs and Class A ordinary shares will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our Class A ordinary shares and the ADSs will be traded in Hong Kong dollars and U.S. dollars, respectively. Furthermore, we have purchased certain financial products issued by banks, the returns of which could also be affected by the exchange rate between RMB and other currencies.

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

Interest Rate Risk

Our exposure to interest rate risk relates primarily to the interest rates associated with the outstanding convertible notes we issued and bank loans that bear floating interest rates. The interest rate risk may result from many factors, including, among others, government monetary and tax policies, domestic and international economic and political considerations that are beyond our control. We may incur additional loans or other financing facilities in the future. The objective of interest rate risk management is to minimize financial costs and uncertainties associated with interest rate changes. We strive to effectively manage our interest rate risk by periodic monitoring and responding to risk factors on a timely basis, improve the structure of long-term and short-term borrowings and maintain the appropriate balance between loans with floating interest rates and fixed interest rates.

We are subject to interest rate sensitivity on our outstanding 2026 Notes, 2027 Notes, 2029 Notes and 2030 Notes. We account for our convertible notes on an amortized cost basis and our recognized value of the convertible notes does not reflect changes in fair value. Also, because convertible notes we have issued either bear interest at a fixed rate or bear no interest, we have not incurred financial statement impact resulting from changes in interest rates. However, changes in market interest rates impact the fair value of the convertible notes along with other variables such as our credit spreads and the market price and volatility of our ADSs and ordinary shares. Increases in market interest rates would result in a decrease in the fair value of our outstanding convertible notes and decreases in market interest rates would result in an increase in the fair value of our outstanding convertible notes. For information on the maturities and other contractual terms of our convertible notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital.”

With regard to interest rate sensitivity on our bank loans, we present the sensitivity analysis below based on the exposure to interest rates for interest bearing bank loans with variable interest rates as of December 31, 2023. The analysis is prepared assuming that those balances outstanding as of December 31, 2023 were outstanding for the whole financial year. A 1.0% increase or decrease which represents our management’s assessment of the reasonably possible change in interest rates is used. Assuming no change in the outstanding balance of our existing interest-bearing bank loans balances with floating interest rates as of December 31, 2023, a 1.0% increase or decrease in each applicable interest rate would add or deduct RMB2.0 million (US$0.3 million) to our interest expense for the year ended December 31, 2023. We have not used any derivative financial instruments to manage our interest risk exposure.

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

Inflation

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 were an increase of 1.5%, an increase of 1.8% and a decrease of 0.3%, respectively. Although we have not been materially affected by inflation in the PRC in the past, we may be affected in the future by higher rates of inflation in the PRC. In addition, as we expand our global presence and offer products and services to markets outside China, we may be affected by inflationary pressures in Europe or the U.S. or other parts of the world.

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

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as the depositary, has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. In 2023, we received an after-tax reimbursement payment of US$29.1 million from the depositary.

Conversion Between Class A Ordinary Shares in Hong Kong and ADSs

A.Dealings and Settlement of Class A Ordinary Shares in Hong Kong

Our Class A ordinary shares are traded on the Hong Kong Stock Exchange in board lots of 10 Class A ordinary shares. Dealings in our Class A ordinary shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.

The transaction costs of dealings in our Class A ordinary shares on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.00565% of the consideration of the transaction, charged to each of the buyer and seller;
●	Securities and Futures Commission transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	AFRC Transaction Levy of 0.00015%, charged per side of the consideration of a transaction, collected for the Accounting and Financial Reporting Council (AFRC);
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;
●	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
●	brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and
●	charge by the Hong Kong share registrar between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Class A ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

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

In connection with the listing of our Class A ordinary shares on the Hong Kong Stock Exchange, and to facilitate fungibility and conversion between ADSs and Class A ordinary shares and trading between the NYSE and the Hong Kong Stock Exchange, we moved a portion of our issued Class A ordinary shares from our register of members maintained in the Cayman Islands to our Hong Kong share register. We are not under any obligation to maintain or increase the number of Class A ordinary shares on the Hong Kong share register to facilitate any withdrawals of ADSs to convert into Class A ordinary shares listed on the Hong Kong Exchange.

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

D.Converting ADSs to Class A Ordinary Shares Trading in Hong Kong

An investor who holds ADSs fungible with the ADSs listed on the NYSE and who intends to convert his/her ADSs into Class A ordinary shares that trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw Class A ordinary shares from our ADS program and cause his or her broker or other financial institution to trade such Class A ordinary shares on the Hong Kong Stock Exchange.

An investor that holds ADSs indirectly through a broker or other financial institution should follow the procedure of the broker or financial institution and instruct the broker to arrange for cancelation of the ADSs to the depositary for cancelation, and transfer of the underlying Class A ordinary shares from the depositary’s account with the custodian within the CCASS system to the investor’s Hong Kong stock account. A cancellation fee of up to US$0.05 per ADS cancelled will apply.

For investors holding ADSs directly, subject to the applicable transfer restrictions, the following steps must be taken:

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

E.Depositary Requirements

Before the depositary issues and delivers ADSs or permits withdrawal of Class A ordinary shares, the depositary may require:

●	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary;
●	compliance with terms and procedures it may establish, from time to time, consistent with the deposit agreement, including completion and presentation of transfer documents; and
●	compliance with U.S. securities law requirements.

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

Our Class A ordinary shares trading on the Singapore Exchange are registered in the name of CDP or its nominee and held by CDP for and on behalf of persons who maintain, either directly or through depository agents, securities accounts. Accordingly, under Cayman Islands laws, a shareholder who maintains, either directly or through depository agents, securities accounts with CDP, or a NIO CDP depositor, holding our Class A ordinary shares through CDP would not be recognized as our shareholder but may be appointed by CDP as its proxy and have the direct right to attend and cast votes at such shareholders’ meetings. Shareholders are to take note that no option shall be provided to shareholders for them to withdraw or deposit the Class A ordinary shares from or with the CDP in scrip form. Accordingly, in the event that a NIO CDP depositor wishes to attend and vote at the shareholders’ meetings in his own name, the NIO CDP depositor would have to first convert his Class A ordinary shares trading on the Singapore Exchange to ADS trading on the NYSE, before cancelling the ADS with the ADS depositary, being Deutsche Bank Trust Company Americas, and receiving the corresponding number of underlying Class A ordinary shares in certificated form in his own name from the Cayman share registrar. The NIO CDP depositor must be a registered holder of Class A ordinary shares on the Cayman share register prior to the record date for the shareholders’ meeting.

Our shareholders and ADS holders can convert and transfer shares trading on the Singapore Exchange to ADS trading on the NYSE (and vice versa) only on a scripless basis, which involves a transfer of shares through the CDP electronic system between the CDP accounts of the Singapore custodian of the ADS Depositary, namely DB Nominees (Singapore) Pte Ltd, and the shareholder (or his depository agent). In this regard, the shares listed and traded on the Singapore Exchange shall be solely Class A ordinary shares underlying ADSs which have been registered with the SEC (or exempted, as the case may be) and listed and traded on the NYSE, which are unrestricted shares. For the avoidance of doubt, unrestricted shares which are not represented by ADSs will not be accepted for deposit into CDP.

Our shareholders will not be given an option to deposit and/or withdraw the Class A ordinary shares from and/or with the CDP in scrip form, or the Option, in order to ensure that the Class A ordinary shares trading on the Singapore Exchange are strictly unrestricted shares. If our shareholders are given the Option, there may be a risk of shares which are unregistered with the SEC and/or have yet to be approved by the NYSE for listing, which we refer to as the Restricted Shares, being deposited directly into CDP. Thereafter, it would be practically impossible for our company and the ADS depositary to differentiate between unrestricted shares and Restricted Shares once shares are admitted for trading in scripless form on the Singapore Exchange. Any conversion of Restricted Shares into ADS, without registration with the SEC (or exemption, as the case may be) may further result in non-compliance with the U.S. securities law.

Accordingly, the following mechanisms have been put in place to ensure that the Restricted Shares are not listed and traded on the Singapore Exchange:

(1)	Shareholders would not be given an option to deposit and/or withdraw the Class A ordinary shares from and/or with the CDP in scrip form to prevent shareholders from depositing Restricted Shares into CDP, and accordingly introducing Restricted Shares to the Singapore Exchange for trading; and
(2)	Before the ADS depositary accepts deposits of shares to issue new ADSs, the ADS depositary would ensure, inter alia, compliance with U.S. securities law requirements, and compliance with the terms and procedures of the ADS depositary which are consistent with the deposit agreement (including completion and presentation of transfer documents). Accordingly, through this process, only unrestricted shares would be permitted for deposit with the ADS depositary for the issuance of the corresponding ADSs for trading on the NYSE.

NIO CDP depositors must have their respective securities accounts credited with the number of Class A ordinary shares deposited before they can effect the desired trades. A fee of S$10.00 is payable upon the deposit of each instrument of transfer with CDP and the ADS depositary reserves the right to charge additional fees imposed by the ADS depositary, CDP and any brokers to ADS holders and NIO CDP depositors who have made requests for the conversion of ADSs into Class A ordinary shares and vice versa. The above fees may be subject to such charges as may be imposed in accordance with CDP’s prevailing policies or the current tax policies, including GST that may be in force in Singapore from time to time.

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

B.Clearing Fees

A Singapore clearing fee for trades in our Class A ordinary shares on the Singapore Exchange is payable at the rate of 0.0325% of the contract value. The clearing fee, instrument of transfer deposit fee and share withdrawal fee may be subject to GST at the prevailing rate of 9.0% (or such other rate prevailing from time to time).

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

Dealings in, and transactions of, Class A ordinary shares on the Singapore Exchange will be due for settlement on the second market day following the date of transaction (T+2, or the Settlement Date), and payment for the securities is generally settled on the following business day. NIO CDP depositors selling Class A ordinary shares should ensure that there are sufficient Class A ordinary shares in their direct securities account with CDP or their sub-account with a depository agent on the Settlement Date. Settlement of dealings through the CDP direct securities account or sub-account with a depository agent shall be made in accordance with CDP’s “Terms and Conditions for Operation of Securities Accounts with CDP,” and the “Terms and Conditions for CDP to Act as Depository for Foreign Securities,” as amended from time to time. Investors should take note that they would need to maintain a direct account with CDP or a sub-account with any depository agent before they can hold and/or trade the Class A ordinary shares on the Singapore Exchange. If you do not currently have a direct account with CDP or a sub-account with a depository agent through which you can trade securities on the Singapore Exchange, please open an account with CDP or contact a broker to open an account.

D.Instructions for the Cancellation of ADS Traded on NYSE and Withdrawal of Physical Class A Ordinary Share Certificates

ADS holders may turn in their ADS at the ADS depositary’s corporate trust office or by providing appropriate instructions to their U.S. broker for cancellation and withdrawal of the underlying shares. In cases where the ADS holder would like to cancel their ADS and withdraw the underlying shares in the form of physical Class A share certificates, the ADS holder or the holder’s U.S. broker would need to inform us and the ADS depositary that they would like to receive the shares in this form. Upon payment of its fees, expenses and any taxes or charges, such as stamp taxes or stock transfer taxes or fees, and subject in all cases to the terms and conditions of the deposit agreement, the ADS depositary will deliver the Class A ordinary shares on the Cayman share register and any other deposited securities underlying the ADSs to the ADS holder or a person designated by the ADS holder at the office of the custodian of the ADS depositary. Or, at the request, risk and expense of the ADS holder, the ADS depository will deliver the deposited securities at its corporate trust office, to the extent permitted by law. The mechanism for cancelling ADSs and receiving Class A ordinary shares for trading on the Singapore Exchange is described below.

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

Such issuances are subject in all cases to the terms of the deposit agreement. All forms and declarations required by the ADS depositary must be fully completed, provided in a timely manner, duly signed and submitted to the ADS depositary with the instruction to credit the relevant number of ADSs in DTC. Upon receipt of the relevant number of Class A ordinary shares, DB Nominees (Singapore) Pte Ltd shall forward the corresponding letter of transmittal to the ADS depositary. Following which, the ADS depositary shall issue the relevant number of ADSs as instructed by the letter of transmittal for delivery through the DTC settlement system to the designated DTC securities account (whether held directly by the NIO CDP depositor or through a U.S. broker) upon payment of its fees, expenses and any taxes or charges such as stamp taxes or stock transfer taxes or fees.

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

You may be charged with applicable fees by your broker or custodian in Singapore. Please note that the transfer process and/or fees payable are subject to change. For further information or copies of the forms, please contact the Company and the ADS depositary directly. For the avoidance of doubt, all fees and taxes (including stamp duties) incurred during the transfer process shall be borne by the ADS holder.

G.	Mechanism for Conversion and Transfer of ADSs Trading on NYSE to Class A Ordinary Shares for Trading on the Singapore Exchange

Conversion and transfer of ADSs to Class A ordinary shares for trading on the Singapore Exchange will only be carried out on a scripless basis. As an ADS holder, if you wish to trade your underlying Class A ordinary shares on the Singapore Exchange, you must first instruct your U.S. broker to convert the ADSs which you hold in NYSE into Class A ordinary shares through the submission of an ADR cancellation instruction for the purpose of cancellation and withdrawal. The U.S. broker will subsequently surrender the ADSs to the ADS Depositary (through DTC), and provide the ADS Depositary with the ADR cancellation instruction and pay the ADS Depositary’s fees, expenses and any applicable taxes or charges, such as stamp taxes or stock transfer taxes or fees.

Such cancellations and withdrawals are subject in all cases to the terms of the Deposit Agreement. All forms and declarations required by the ADS Depositary must be fully completed, provided in a timely manner, duly signed and submitted to the ADS Depositary with the instruction to credit the relevant number of Class A ordinary shares into a securities account opened with CDP. The ADS Depositary and its custodian shall electronically transfer the relevant number of Class A ordinary shares through the scripless system operated by CDP from their securities account to your designated securities account (either in your direct name or maintained under your Singapore broker as a depository agent).

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

You may be charged with applicable fees by your broker or custodian in the U.S. Please note that the transfer process and/or fees payable are subject to change. For further information or copies of the forms, please contact the Company and the ADS Depositary directly. For the avoidance of doubt, all fees and taxes (including stamp duties) incurred during the transfer process shall be borne by the ADS holder. For the avoidance of doubt, no specific consent or approval by the Company will be required for the conversion and transfer of ADS on the NYSE to Class A ordinary shares for trading on the Singapore Exchange by shareholders and vice versa.

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

Where applicable and/or required, we will coordinate with the Singapore share transfer agent to mail to NIO CDP depositors, in English, any notice of shareholders’ meetings, together with instruction form, or the Voting Instruction Form. The Voting Instruction Form would in turn be consolidated by the Singapore share transfer agent. NIO CDP depositors will be able to vote on such matters tabled for shareholders’ approval at the shareholders’ meetings by (i) attending the meetings and casting votes in person as a proxy appointed by CDP, or (ii) returning the Voting Instruction Form by the deadline to CDP or the Singapore share transfer agent, as the case may be.

NIO CDP depositors who wish to attend shareholders’ meetings and exercise their voting rights directly under their own names with regard to Class A ordinary shares beneficially owned by them, shall first convert their Class A ordinary shares to ADSs in accordance with the above section on “F. Mechanism for Conversion and Transfer of Class A Ordinary Shares Trading on the Singapore Exchange to ADSs for Trading on the NYSE.” Thereafter, they would need to cancel the ADSs and withdraw the underlying physical Class A ordinary share certificate in accordance with the above section on “D. Instructions for the Cancellation of ADS Traded on NYSE and Withdrawal of Physical Class A Ordinary Share Certificates,” and make appropriate arrangements to hold the shares directly prior to the record date for the shareholders’ meeting.

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

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

ITEM 15.        CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information we are required to disclose in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

ITEM 16.

ITEM 16A.       AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Denny Ting Bun Lee, a member of our audit committee and independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

ITEM 16B.       CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. Certain provisions of the code apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at https://www.nio.com/policies/compliance-policies.

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

	For the Year Ended December 31,
	2022	2023

	(in RMB thousands )
Audit fees(1)	17,150	17,338
Audit related fees(2)	—	—
Tax fees(3)	1,393	3,488
Other fees(4)	1,070	660
Total	19,613	21,486

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditor, including the audits of our annual financial statements and our internal controls over financial reporting and the quarterly reviews of our condensed consolidated financial information, statutory audits for certain of our subsidiaries, and provision of comfort letters, consents and other professional services in relation to our equity and debt offering, Hong Kong listing and Singapore listing.
(2)	“Audit related fees” means the aggregate fees billed for professional services rendered by our principal external auditor that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal external auditor for tax compliance, tax advice and tax planning.
(4)	“All other fees” means the aggregate fees billed for professional services rendered by our principal external auditor associated with other advisory services.

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

We have chosen to (i) rely on the home country exemption from Section 303A.01 of the NYSE Listed Company Manual, which requires a listed company to have a majority of independent directors, (ii) rely on the home country exemption from Section 303A.05 of the NYSE Listed Company Manual, which requires a listed company to have a compensation committee composed entirely of independent directors, and (iii) rely on the home country exemption from Section 303A.08 of the NYSE Listed Company Manual, which requires that shareholders be given the opportunity to vote on all equity-compensation plans and material revisions thereto. In these respects, and in such other respects where we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks related to our ADSs and Class A Ordinary Shares—Our shareholders may face difficulties in protecting their interests, and ability to protect their rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

Other than the home country practice described above, we are not aware of any significant differences between our corporate governance practices and those followed by U.S. domestic companies under the NYSE corporate governance listing standards.

ITEM 16H.        MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, continuous testing of aspects of our security posture internally and with outside vendors, a robust incident response program and regular cybersecurity awareness training for employees. Our cybersecurity-related departments regularly monitors the performance of our apps, platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Cybersecurity Governance

Our board of directors is responsible for overseeing risks related to cybersecurity. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our management on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our management.

At the management level, our CEO, CFO and the head of the departments in connection with cybersecurity-related matters, including our chief digital safety and security officer, who is an expert in cybersecurity with over 15 years of academic and industrial experience in security research and development, operations and management, are responsible for assessing, identifying and managing cybersecurity risks and monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our CEO and CFO report to our board of directors (i) on a quarterly basis on updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, and (ii) in connection with disclosure concerning cybersecurity matters in our annual report on Form 20-F.

If a cybersecurity incident occurs, our cybersecurity-related departments will promptly organize personnel for internal assessment. If it is further determined that the incident could potentially be a material cybersecurity event, the cybersecurity-related departments will promptly report the incident and assessment results to our CEO and CFO, and, to the extent appropriate, involve external legal counsels to provide advice. Our management shall prepare disclosure material on the cybersecurity incident for review and approval by our board of directors before it is disseminated to the public.

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
2.2

Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

2.3

Deposit Agreement, dated as of September 11, 2018, among the Registrant, Deutsche Bank Trust Company Americas, as the depositary, and all holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-229952), filed with the SEC on February 28, 2019)

2.4

Fifth Amended and Restated Shareholders’ Agreement, dated as of November 10, 2017, among the Registrant and the other signatories thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333226822), as amended, initially filed with the SEC on August 13, 2018)

2.5

Description of American Depositary Shares of the Registrant (incorporated herein by reference to Exhibit 2.5 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

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

4.5	2024 Share Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K (File No. 001-38638), filed with the SEC on February 7, 2024)
4.6

Form of Indemnification Agreement, between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.7†

English translation of Manufacture Cooperation Agreement, dated as of May 23, 2016, between the Registrant and Anhui Jianghuai Automobile Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.8

Form of Employment Agreement, between the Registrant and its executive officers (Non-PRC citizens) (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.9

Form of Employment Agreement, between the Registrant and its executive officers (PRC citizens) (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-226822), as amended, initially filed with the SEC on August 13, 2018)

4.10

English translation of Power of Attorney, dated as of April 12, 2021, executed by the shareholders of Beijing NIO, Beijing NIO and Shanghai NIO (incorporated herein by reference to Exhibit 4.10 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 29, 2022)

4.11

English translation of Loan Agreements, dated April 12, 2021, between shareholders of Beijing NIO and Shanghai NIO (incorporated herein by reference to Exhibit 4.11 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 29, 2022)

4.12

English translation of Equity Pledge Agreements, dated as of April 12, 2021, among shareholders of Beijing NIO, Beijing NIO and Shanghai NIO (incorporated herein by reference to Exhibit 4.12 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 29, 2022)

4.13

English translation of Exclusive Business Cooperation Agreement, dated as of April 12, 2021, between Beijing NIO and Shanghai NIO (incorporated herein by reference to Exhibit 4.13 to the Company’s Report on Form 20-F (File No. 00138638), filed with the SEC on April 29, 2022)

4.14

English translation of Exclusive Option Agreements, dated as of April 12, 2021, among shareholders of Beijing NIO, Beijing NIO and Shanghai NIO (incorporated herein by reference to Exhibit 4.14 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 29, 2022)

4.15

English translation of Confirmation and Undertaking Letters, dated as of April 12, 2021, executed by shareholders of Beijing NIO (incorporated herein by reference to Exhibit 4.15 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 29, 2022)

4.16

English translation of Consent Letters, dated as of April 12, 2021, executed by the spouses of the shareholders of Beijing NIO (incorporated herein by reference to Exhibit 4.16 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 29, 2022)

4.17

Deposit Agreement for Restricted Securities, dated as of February 4, 2019, among the Registrant, Deutsche Bank Trust Company Americas, as the depositary, and all holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.24 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 2, 2019)

4.18†

English translation of NIO ES6 Manufacture Cooperation Agreement, dated as of April 30, 2019, between the Registrant and Anhui Jianghuai Automobile Co., Ltd. (incorporated herein by reference to Exhibit 4.23 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.19†

English translation of NIO Fury (EC6) Manufacture Cooperation Agreement, dated as of March 10, 2020, between the Registrant and Anhui Jianghuai Automobile Co., Ltd. (incorporated herein by reference to Exhibit 4.24 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.20

English translation of Investment Agreement, dated April 29, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 4.35 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on May 14, 2020)

4.21

English translation of Amendment and Supplementary Agreement to Investment Agreement, dated May 29, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K (File No. 001-38638), furnished with the SEC on June 9, 2020)

4.22

English translation of Amendment and Supplementary Agreement II to Investment Agreement, dated June 18, 2020, among Hefei Construction Investment Holdings (Group) Co., Ltd., the Registrant, Nio Nextev Limited, NIO Power Express Limited, NIO (Anhui) Holding Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6 - K (File No. 001 - 38638), furnished with the SEC on June 30, 2020)

4.23

Indenture, dated as of January 15, 2021, by and between the Registrant, as issuer, and Deutsche Bank Trust Company Americas, as trustee, constituting US$750 million 0.00% Convertible Senior Notes due 2026 (incorporated herein by reference to Exhibit 4.39 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 6, 2021)

4.24	Form of 0.00% Convertible Senior Notes due 2026 (included in Exhibit 4.23)
4.25

Indenture, dated as of January 15, 2021, by and between the Registrant, as issuer, and Deutsche Bank Trust Company Americas, as trustee, constituting US$750 million 0.50% Convertible Senior Notes due 2027 (incorporated herein by reference to Exhibit 4.41 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 6, 2021)

4.26	Form of 0.50% Convertible Senior Notes due 2027 (included in Exhibit 4.25)
4.27†

English translation of Renewal Joint Manufacturing Agreement, by and between the Registrant, Anhui Jianghuai Automobile Co., Ltd. and Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd., dated May 22, 2021 (incorporated herein by reference to Exhibit 4.45 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 29, 2022)

4.28†

English translation of Manufacturing Cooperation Agreement, by and among NIO Technology (Anhui) Co., Ltd., NIO (Anhui) Co., Ltd., and Anhui Jianghuai Automobile Co., Ltd. dated September 2022 (incorporated by reference to Exhibit 4.46 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.29

English translation of NIO Park (Phase I) Assets Transfer Agreement and its supplementary agreement, each dated December 23, 2022, executed by and between NIO (Anhui) Co., Ltd. and Anhui Jianghuai Automobile Co., Ltd. (incorporated by reference to Exhibit 4.47 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.30

English translation of Power of Attorney, dated November 30, 2022, executed by the shareholders of Anhui NIO AT, Anhui NIO AT and Anhui NIO AD. (incorporated by reference to Exhibit 4.48 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.31

English translation of Loan Agreements, dated November 30, 2022, between shareholders of Anhui NIO AT and Anhui NIO AD (incorporated by reference to Exhibit 4.49 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.32

English translation of Equity Pledge Agreements, dated November 30, 2022, among shareholders of Anhui NIO AT, Anhui NIO AT and Anhui NIO AD (incorporated by reference to Exhibit 4.50 of the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 28, 2023)

4.33

English translation of Exclusive Business Cooperation Agreement, dated November 30, 2022, between Anhui NIO AT and Anhui NIO AD (incorporated by reference to Exhibit 4.51 of the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 28, 2023)

4.34

English translation of Exclusive Option Agreements, dated November 30, 2022, among shareholders of Anhui NIO AT, Anhui NIO AT and Anhui NIO AD (incorporated by reference to Exhibit 4.52 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.35

English translation of Confirmation and Undertaking Letters, dated November 30, 2022, executed by shareholders of Anhui NIO AT (incorporated by reference to Exhibit 4.53 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.36

English translation of Consent Letters, dated November 30, 2022, executed by the spouses of the shareholders of Anhui NIO AT (incorporated by reference to Exhibit 4.54 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.37

English translation of Power of Attorney, dated December 12, 2022, executed by the shareholders of Anhui NIO DT, Anhui NIO DT and NIO China (incorporated by reference to Exhibit 4.55 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.38

English translation of Loan Agreements, dated December 12, 2022, between shareholders of Anhui NIO DT and NIO China (incorporated by reference to Exhibit 4.56 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.39

English translation of Equity Pledge Agreements, dated December 12, 2022, among shareholders of Anhui NIO DT, Anhui NIO DT and NIO China (incorporated by reference to Exhibit 4.57 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.40

English translation of Exclusive Business Cooperation Agreement, dated December 12, 2022, between Anhui NIO DT and NIO China (incorporated by reference to Exhibit 4.58 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.41

English translation of Exclusive Option Agreements, dated December 12, 2022, among shareholders of Anhui NIO DT, Anhui NIO DT and NIO China (incorporated by reference to Exhibit 4.59 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.42

English translation of Confirmation and Undertaking Letters, dated December 12, 2022, executed by shareholders of Anhui NIO DT (incorporated by reference to Exhibit 4.60 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.43

English translation of Consent Letters, dated December 12, 2022, executed by the spouses of the shareholders of Anhui NIO DT (incorporated by reference to Exhibit 4.61 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.44*	Share Subscription Agreement, dated June 20, 2023, by and between the Registrant and CYVN Holdings L.L.C.
4.45*	Registration Rights Agreement, dated June 20, 2023, by and between the Registrant and CYVN Holdings L.L.C.
4.46*	Share Subscription Agreement, dated December 18, 2023, by and between the Registrant and CYVN Investments RSC Ltd
4.47*†	English translation of Asset Transaction Agreements, dated December 5, 2023, by and between NIO Technology (Anhui) Co., Ltd. and Anhui Jianghuai Automobile Group Co., Ltd.
4.48*†	Technology License Agreement, dated February 26, 2024, by and between NIO Technology (Anhui) Co., Ltd. and Forseven Limited
4.49*

English translation of NIO China Shareholders Agreement, dated March 30, 2024, by and among Hefei Jianheng New Energy Automobile Investment Fund Partnership (Limited Partnership), Advanced Manufacturing Industry Investment Fund II (Limited Partnership), Anhui Provincial Sanzhong Yichuang Industry Development Fund Co., Ltd., Anhui Jintong New Energy Automobile II Fund Partnership (Limited Partnership), the Registrant, Nio Nextev Limited, NIO User Enterprise Limited, NIO Power Express Limited and NIO Holding Co., Ltd.

8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities
11.1*	Global Code of Business Conduct and Ethics of the Registrant

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP
15.2*	Consent of Han Kun Law Offices
97.1*	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 9, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NIO Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of NIO Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive loss, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Accrual of warranty liabilities

As described in Notes 2(p), 12 and 14 to the consolidated financial statements, the Company provides warranty to its customers for all new vehicles it sold. For the year ended December 31, 2023, the Company accrued warranty costs of RMB1,222.9 million. As of December 31, 2023, the Company recorded warranty liabilities of RMB3,912.2 million. The warranty cost is accrued based on the Company’s assumptions related to the nature and frequency of future claims and the estimate of the projected costs to repair or replace items under warranty. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims.

The principal considerations for our determination that performing procedures relating to the accrual of warranty liabilities is a critical audit matter are the significant judgment by management and estimates used in determining the accrual of warranty liabilities; this in turn led to significant auditor judgment, subjectivity, and effort in designing and performing procedures relating to evaluating the reasonableness of management’s estimate of the nature, frequency and costs of future claims. In addition, the audit effort included the involvement of professionals with specialized skills and knowledge to assist in performing these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimate of the accrual of warranty liabilities, including controls over management’s estimate of the nature, frequency and costs of future claims as well as the completeness and accuracy of actual claims incurred to date. These procedures also included, among others, testing management’s process for determining the accrual of warranty liabilities by (a) evaluating the appropriateness of the model applied by management for the accrual of warranty liabilities; (b) evaluating the reasonableness of significant assumptions related to the nature and frequency of future claims and the related projected costs to repair or replace items under warranty, considering current and past performance, including a lookback analysis comparing prior period forecasted claims to actual claims incurred; and (c) testing the completeness, accuracy and relevance of management’s data used in the estimation of future claims. These procedures also included developing an independent estimate of the accrual of warranty liabilities and comparing this estimate to management’s estimate to evaluate its reasonableness. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the model applied by management for the accrual of warranty liabilities and developing an independent estimate of the accrual of warranty liabilities.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 9, 2024

We have served as the Company’s auditor since 2016.

NIO INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	19,887,575	32,935,111	4,638,813
Restricted cash	3,154,240	5,542,271	780,613
Short-term investments	19,171,017	16,810,107	2,367,654
Trade and notes receivables, net (Allowance for expected credit losses of RMB39.6 million and RMB46.2 million, respectively)	5,118,170	4,657,652	656,017
Amounts due from related parties, net (Allowance for expected credit losses of RMB6.7 million and RMB8.8 million, respectively)	1,380,956	1,722,603	242,624
Inventory	8,191,386	5,277,726	743,352
Prepayments and other current assets, net (Allowance for expected credit losses of RMB4.0 million and RMB5.4 million, respectively)	2,246,408	3,434,763	483,776
Total current assets	59,149,752	70,380,233	9,912,849
Non-current assets:
Long-term restricted cash	113,478	144,125	20,300
Property, plant and equipment, net	15,658,666	24,847,004	3,499,627
Intangible assets, net	—	29,648	4,176
Land use rights, net	212,603	207,299	29,197
Long-term investments	6,356,411	5,487,216	772,858
Right-of-use assets – operating lease	7,374,456	11,404,116	1,606,236
Other non-current assets, net (Allowance for expected credit losses of RMB89.6 million and RMB53.4 million, respectively)	7,398,559	4,883,561	687,835
Total non-current assets	37,114,173	47,002,969	6,620,229
Total assets	96,263,925	117,383,202	16,533,078
LIABILITIES
Current liabilities:
Short-term borrowings	4,039,210	5,085,411	716,265
Trade and notes payable	25,223,687	29,766,134	4,192,472
Amounts due to related parties	384,611	561,625	79,103
Taxes payable	286,300	349,349	49,205
Current portion of operating lease liabilities	1,025,968	1,743,156	245,518
Current portion of long-term borrowings	1,237,916	4,736,087	667,064
Accruals and other liabilities	13,654,362	15,556,354	2,191,067
Total current liabilities	45,852,054	57,798,116	8,140,694
Non-current liabilities:
Long-term borrowings	10,885,799	13,042,861	1,837,049
Non-current operating lease liabilities	6,517,096	10,070,057	1,418,338
Deferred tax liabilities	218,189	212,347	29,908
Other non-current liabilities	5,144,027	6,663,805	938,578
Total non-current liabilities	22,765,111	29,989,070	4,223,873
Total liabilities	68,617,165	87,787,186	12,364,567
Commitments and contingencies (Note 28)

NIO INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
			Note 2(e)
MEZZANINE EQUITY
Redeemable non-controlling interests	3,557,221	3,860,384	543,724
Total mezzanine equity	3,557,221	3,860,384	543,724
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares (US$0.00025 par value; 2,632,030,222 and 2,632,030,222 shares authorized; 1,531,720,892 and 1,925,022,118 shares issued; 1,513,659,868 and 1,906,961,094 shares outstanding as of December 31, 2022 and 2023, respectively)	2,668	3,368	474
Class C Ordinary Shares (US$0.00025 par value; 148,500,000 shares authorized, issued and outstanding as of December 31, 2022 and 2023)	254	254	36
Less: Treasury shares (18,061,024 shares as of December 31, 2022 and 2023)	(1,849,600)	(1,849,600)	(260,511)
Additional paid in capital	94,593,062	117,717,254	16,580,128
Accumulated other comprehensive income	1,036,011	432,991	60,986
Accumulated deficit	(69,914,230)	(90,758,034)	(12,783,002)

Total NIO Inc. shareholders’ equity	23,868,165	25,546,233	3,598,111

Non-controlling interests	221,374	189,399	26,676

Total shareholders’ equity	24,089,539	25,735,632	3,624,787

Total liabilities, mezzanine equity and shareholders’ equity	96,263,925	117,383,202	16,533,078

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
				Note 2(e)
Revenue:
Vehicle sales	33,169,740	45,506,581	49,257,270	6,937,741
Other sales	2,966,683	3,761,980	6,360,663	895,881
Total revenues	36,136,423	49,268,561	55,617,933	7,833,622
Cost of sales:
Vehicle sales	(26,516,643)	(39,271,801)	(44,587,572)	(6,280,028)
Other sales	(2,798,347)	(4,852,767)	(7,978,565)	(1,123,757)
Total cost of sales	(29,314,990)	(44,124,568)	(52,566,137)	(7,403,785)
Gross profit	6,821,433	5,143,993	3,051,796	429,837
Operating expenses:
Research and development	(4,591,852)	(10,836,261)	(13,431,399)	(1,891,773)
Selling, general and administrative	(6,878,132)	(10,537,119)	(12,884,556)	(1,814,752)
Other operating income	152,248	588,728	608,975	85,772
Total operating expenses	(11,317,736)	(20,784,652)	(25,706,980)	(3,620,753)
Loss from operations	(4,496,303)	(15,640,659)	(22,655,184)	(3,190,916)
Interest and investment income	911,833	1,358,719	2,210,018	311,275
Interest expenses	(637,410)	(333,216)	(403,530)	(56,836)
Gain on extinguishment of debt	—	138,332	170,193	23,971
Share of income of equity investees	62,510	377,775	64,394	9,070
Other income/(loss), net	184,686	(282,952)	155,191	21,858
Loss before income tax expense	(3,974,684)	(14,382,001)	(20,458,918)	(2,881,578)
Income tax expense	(42,265)	(55,103)	(260,835)	(36,738)
Net loss	(4,016,949)	(14,437,104)	(20,719,753)	(2,918,316)
Accretion on redeemable non-controlling interests to redemption value	(6,586,579)	(279,355)	(303,163)	(42,700)
Net loss attributable to non-controlling interests	31,219	157,014	(124,051)	(17,472)
Net loss attributable to ordinary shareholders of NIO Inc.	(10,572,309)	(14,559,445)	(21,146,967)	(2,978,488)
Net loss	(4,016,949)	(14,437,104)	(20,719,753)	(2,918,316)
Other comprehensive income/(loss)
Change in unrealized gains/(losses) related to available-for-sale debt securities, net of tax	24,224	746,336	(770,560)	(108,531)
Foreign currency translation adjustment, net of nil tax	(230,345)	717,274	11,514	1,622
Total other comprehensive (loss)/income	(206,121)	1,463,610	(759,046)	(106,909)
Total comprehensive loss	(4,223,070)	(12,973,494)	(21,478,799)	(3,025,225)
Accretion on redeemable non-controlling interests to redemption value	(6,586,579)	(279,355)	(303,163)	(42,700)
Net loss/(profit) attributable to non-controlling interests	31,219	157,014	(124,051)	(17,472)
Other comprehensive (income)/loss attributable to non-controlling interests	(4,727)	(151,299)	156,026	21,976
Comprehensive loss attributable to ordinary shareholders of NIO Inc	(10,783,157)	(13,247,134)	(21,749,987)	(3,063,421)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,572,702,112	1,636,999,280	1,700,203,886	1,700,203,886
Net loss per share attributable to ordinary shareholders
Basic and diluted	(6.72)	(8.89)	(12.44)	(1.75)
Weighted average number of ADS used in computing net loss per ADS
Basic and diluted	1,572,702,112	1,636,999,280	1,700,203,886	1,700,203,886
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(6.72)	(8.89)	(12.44)	(1.75)

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

						Accumulated
					Additional	Other		Total	Non-
	Ordinary Shares		Treasury Shares		Paid in	Comprehensive	Accumulated	Shareholders’	Controlling	Total
	Shares	Par value	Shares	Amount	Capital	Loss	Deficit	Equity	Interests	Equity
Balance as of December 31, 2020	1,529,031,103	2,679	(2,491,715)	—	78,880,014	(65,452)	(51,648,410)	27,168,831	2,125	27,170,956
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	(6,586,579)	—	—	(6,586,579)	—	(6,586,579)
Settlement of capped call options and zero strike call options (Note 13(ii))	—	—	(16,402,643)	(1,849,600)	1,849,600	—	—	—	—	—
Conversion of convertible senior notes to ordinary shares - related parties	7,219,872	12	—	—	148,381	—	—	148,393	—	148,393
Conversion of convertible senior notes to ordinary shares -third party	62,508,996	101	—	—	4,199,718	—	—	4,199,819	—	4,199,819
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	100,000	100,000
Shareholder’s contribution (Note 9)	—	—	—	—	18,535	—	—	18,535	—	18,535
Issuance of ordinary shares	53,292,401	85	—	—	12,677,469	—	—	12,677,554	—	12,677,554
Exercise of share options	8,891,011	14	228,037	—	120,925	—	—	120,939	—	120,939
Share based compensation of the restricted shares	842,742	1	—	—	457,985	—	—	457,986	—	457,986
Issuance of restricted shares (Note 24(a)(ii))	549,376	—	—	—	148,869	—	—	148,869	—	148,869
Share based compensation of the share options	—	—	—	—	552,155	—	—	552,155	—	552,155
Cancellation of restricted shares	(586,068)	—	586,068	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(230,345)	—	(230,345)	—	(230,345)
Change in fair value of available-for-sale debt securities (Note 9)	—	—	—	—	—	19,497	—	19,497	4,727	24,224
Net loss	—	—	—	—	—	—	(3,985,730)	(3,985,730)	(31,219)	(4,016,949)
Balance as of December 31, 2021	1,661,749,433	2,892	(18,080,253)	(1,849,600)	92,467,072	(276,300)	(55,634,140)	34,709,924	75,633	34,785,557

NIO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

						Accumulated
					Additional	Other		Total	Non-
	Ordinary Shares		Treasury Shares		Paid in	Comprehensive	Accumulated	Shareholders’	Controlling	Total
	Shares	Par value	Shares	Amount	Capital	(Loss)/Income	Deficit	Equity	Interests	Equity
Balance as of December 31, 2021	1,661,749,433	2,892	(18,080,253)	(1,849,600)	92,467,072	(276,300)	(55,634,140)	34,709,924	75,633	34,785,557
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	(279,355)	—	—	(279,355)	—	(279,355)
Conversion of convertible senior notes to ordinary shares - related parties	8,805,770	15	—	—	207,457	—	—	207,472	—	207,472
Conversion of convertible senior notes to ordinary shares - third party	172,631	—	—	—	10,450	—	—	10,450	—	10,450
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(32,629)	(32,629)
Transactions with non-controlling interests (Note 23)	—	—	—	—	(184,085)	—	—	(184,085)	184,085	—
Exercise of share options	4,514,461	7	19,229	—	75,627	—	—	75,634	—	75,634
Share based compensation of the restricted shares	4,978,597	8	—	—	1,863,412	—	—	1,863,420	—	1,863,420
Share based compensation of the share options	—	—	—	—	432,484	—	—	432,484	—	432,484
Foreign currency translation adjustment	—	—	—	—	—	717,274	—	717,274	—	717,274
Change in fair value of available-for-sale debt securities (Note 9)	—	—	—	—	—	595,037	—	595,037	151,299	746,336
Net loss	—	—	—	—	—	—	(14,280,090)	(14,280,090)	(157,014)	(14,437,104)
Balance as of December 31, 2022	1,680,220,892	2,922	(18,061,024)	(1,849,600)	94,593,062	1,036,011	(69,914,230)	23,868,165	221,374	24,089,539

NIO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

						Accumulated
					Additional	Other		Total	Non-
	Ordinary Shares		Treasury Shares		Paid in	Comprehensive	Accumulated	Shareholders’	Controlling	Total
	Shares	Par value	Shares	Amount	Capital	Income	Deficit	Equity	Interests	Equity
Balance as of December 31, 2022	1,680,220,892	2,922	(18,061,024)	(1,849,600)	94,593,062	1,036,011	(69,914,230)	23,868,165	221,374	24,089,539
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	(303,163)	—	—	(303,163)	—	(303,163)
Issuance of ordinary shares	378,695,543	674	—	—	20,961,615	—	—	20,962,289	—	20,962,289
Exercise of share options	4,242,054	8	—	—	96,699	—	—	96,707	—	96,707
Share based compensation of the restricted shares	10,363,629	18	—	—	2,089,401	—	—	2,089,419	—	2,089,419
Share based compensation of the share options	—	—	—	—	279,640	—	—	279,640	—	279,640
Foreign currency translation adjustment	—	—	—	—	—	11,514	—	11,514	—	11,514
Recycling of unrealized gain of available-for-sale debt security (Note 9)	—	—	—	—	—	(614,534)	—	(614,534)	(156,026)	(770,560)
Net loss	—	—	—	—	—	—	(20,843,804)	(20,843,804)	124,051	(20,719,753)
Balance as of December 31, 2023	2,073,522,118	3,622	(18,061,024)	(1,849,600)	117,717,254	432,991	(90,758,034)	25,546,233	189,399	25,735,632

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
				Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(4,016,949)	(14,437,104)	(20,719,753)	(2,918,316)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation and amortization	1,708,019	2,852,315	3,377,977	475,778
Expected credit loss expense/(reversal)	54,332	48,707	(26,315)	(3,706)
Inventory write-downs	1,105	148,729	65,362	9,206
Impairment on long-term assets	—	35,011	—	—
Foreign exchange loss/(gain)	10,111	282,888	(55,458)	(7,811)
Share-based compensation expenses	1,010,140	2,295,896	2,369,041	333,672
Investment income	(105,608)	(174,854)	(969,134)	(136,500)
Gain on extinguishment of debt	—	(138,332)	(170,193)	(23,971)
Share of income of equity investees, net of tax	(62,510)	(377,775)	(64,394)	(9,070)
Amortization of right-of-use assets	643,895	1,141,740	1,529,464	215,420
Loss/(gain) on disposal of property, plant and equipment	31,107	12,807	(4,473)	(630)
Deferred income tax expense	25,199	192,990	200,892	28,295
Changes in operating assets and liabilities:
Prepayments and other current assets	(38,908)	(1,239,921)	279,387	39,351
Inventory	(990,550)	(6,257,514)	2,895,477	407,819
Other non-current assets	(3,705,762)	(1,849,518)	2,600,019	366,205
Amounts due from related parties	(1,444,122)	167,692	(329,704)	(46,438)
Operating lease liabilities	(748,799)	(1,016,571)	(1,255,825)	(176,879)
Taxes payable	446,984	(341,592)	61,014	8,594
Trade and notes receivable	(1,717,747)	(2,303,364)	453,382	63,858
Trade and notes payable	6,260,311	11,650,850	4,870,777	686,035
Accruals and other liabilities	2,485,101	4,119,375	1,827,860	257,449
Amounts due to related parties	342,597	(299,339)	177,264	24,967
Other non-current liabilities	1,778,440	1,620,876	1,505,787	212,085
Net cash provided by/(used in)operating activities	1,966,386	(3,866,008)	(1,381,546)	(194,587)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment, land use rights and intangible assets	(4,078,764)	(6,972,854)	(14,340,771)	(2,019,855)
Proceeds from disposal of property, plant and equipment	1,126	3,622	73,064	10,290
Purchase of short-term investments	(134,316,219)	(87,631,686)	(43,899,109)	(6,183,060)
Proceeds from maturities of short-term investments	101,121,723	106,658,218	47,753,555	6,725,948
Purchase of available-for-sale debt investment	(650,000)	(120,000)	—	—
Proceeds from disposal of available-for-sale debt investment	—	270,000	—	—
Acquisitions of equity investees	(592,570)	(279,043)	(421,729)	(59,399)
Proceeds from disposal of equity investees	—	286,760	—	—
Withdrawal of long-term investment	—	—	10,750	1,514
Purchase of held to maturity debt investments	(1,300,000)	(1,830,000)	(35,000)	(4,930)
Purchase of retained asset-backed securities	—	—	(43,000)	(6,056)
Proceeds from maturities of retained asset-backed securities	—	—	16,865	2,375
Loan repayment from related parties	50,000	—	—	—
Net cash(used in)/provided by investing activities	(39,764,704)	10,385,017	(10,885,375)	(1,533,173)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	144,562	78,726	86,820	12,228
Capital withdrawal by non-controlling interests	(1,000)	(3,250)	(250)	(35)
Distributions to non-controlling interests	—	(32,629)	—	—
Capital injection from non-controlling interests	100,000	—	—	—
Redemption and repurchase of redeemable non-controlling interests	(8,000,000)	—	—	—
Proceeds from issuance of convertible senior notes	9,560,755	—	8,120,765	1,143,786
Repurchase of convertible senior notes	—	(1,202,365)	(3,387,648)	(477,140)
Proceeds from borrowings from third parties	6,112,000	6,918,564	8,014,434	1,128,809
Repayments of borrowings from third parties	(2,432,255)	(7,347,941)	(6,096,018)	(858,606)
Principal payments on finance leases	(32,873)	(27,489)	(37,511)	(5,283)
Proceeds from issuance of ordinary shares, net of issuance costs	12,677,554	—	20,962,289	2,952,477
Net cash provided by/(used in) financing activities	18,128,743	(1,616,384)	27,662,881	3,896,236
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(500,959)	(121,896)	70,254	9,895
NET (DECREASE)/ INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(20,170,534)	4,780,729	15,466,214	2,178,371
Cash, cash equivalents and restricted cash at beginning of the year	38,545,098	18,374,564	23,155,293	3,261,355
Cash, cash equivalents and restricted cash at end of the year	18,374,564	23,155,293	38,621,507	5,439,726
NON-CASH INVESTING AND FINANCING ACTIVITIES
Accruals related to purchase of property, plant and equipment	1,458,767	4,172,758	4,445,749	626,171
Issuance of restricted shares	148,869	—	—	—
Conversion of convertible senior notes to ordinary shares	4,348,212	217,922	—	—
Accretion on redeemable non-controlling interests to redemption value	6,586,579	279,355	303,163	42,700
Settlement of capped call options and zero strike call options (Note 13(ii))	1,849,600	—	—	—
Shareholder’s contribution (Note 9)	18,535	—	—	—
Supplemental Disclosure
Interest paid	218,830	274,347	285,479	40,209
Income taxes paid	6,007	77,187	35,975	5,067

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.    Organization and Nature of Operations

NIO Inc. (“NIO”, or the “Company”) was incorporated under the laws of the Cayman Islands in November 2014, as an exempted company with limited liability. The Company was formerly known as NextCar Inc. It changed its name to NextEV Inc. in December 2014, and then changed to NIO Inc. in July 2017. The Company, its subsidiaries and consolidated variable interest entities (the “VIEs”) are collectively referred to as the “Group”.

The Group designs and develops electric vehicles and jointly manufactures its vehicles through strategic collaboration with other Chinese vehicle manufacturers during the reporting periods. The Group also offers power solutions and comprehensive value-added services to its users. As of December 31, 2023, the Group’s primary operations are conducted in the People’s Republic of China (the “PRC”) and the Company’s principal subsidiaries and VIEs are as follows:

	Equity	Place and Date of incorporation
Subsidiaries	interest held	or date of acquisition	Principal activities
Nio Nextev Limited (“NIO HK”) (formerly known as Nextev Limited)	100%	Hong Kong, February 2015	Investment holding
NIO GmbH (formerly known as NextEV GmbH)	100%	Germany, May 2015	Design and technology development
NIO Co., Ltd. (“NIO SH”) (formerly known as NextEV Co., Ltd.)	100%	Shanghai, PRC, May 2015	Headquarter and technology development
NIO USA, Inc. (“NIO US”) (formerly known as NextEV USA, Inc.)	100%	United States, November 2015	Technology development
XPT Limited (“XPT”)	100%	Hong Kong, December 2015	Investment holding
XPT (Jiangsu) Investment Co., Ltd. (“XPT Jiangsu”)	100%	Jiangsu, PRC, May 2016	Investment holding
Shanghai XPT Technology Limited	100%	Shanghai, PRC, May 2016	Technology development
XPT (Nanjing) E-Powertrain Technology Co., Ltd. (“XPT NJEP”)	100%	Nanjing, PRC, July 2016	Manufacturing of E-Powertrain
XPT (Nanjing) Energy Storage System Co., Ltd. (“XPT NJES”)	100%	Nanjing, PRC, October 2016	Manufacturing of battery
NIO Power Express Limited (“PE HK)	100%	Hong Kong, January 2017	Investment holding
NIO User Enterprise Limited (“UE HK”)	100%	Hong Kong, February 2017	Investment holding
NIO Sales and Services Co., Ltd. (“UE CNHC”) (formerly known as Shanghai NIO Sales and Service Co., Ltd. )	100%	Shanghai, PRC, March 2017	Investment holding and sales and after sales management
NIO Energy Investment (Hubei) Co., Ltd. (“PE CNHC”)	100%	Wuhan PRC, April 2017	Investment holding
Wuhan NIO Energy Co., Ltd. (“PE WHJV”)	100%	Wuhan, PRC, May 2017	Investment holding
NIO Holding Co., Ltd. (“NIO China”) (formerly known as NIO (Anhui) Holding Co., Ltd.) (Note (a))	100%	Anhui, PRC, November 2017	Headquarter and technology development
XPT (Jiangsu) Automotive Technology Co., Ltd. (“XPT AUTO”)	100%	Nanjing, PRC, May 2018	Investment holding
NIO Financial Leasing Co., Ltd. (“NIO Leasing”)	100%	Shanghai, PRC, August 2018	Financial Leasing
NIO (Anhui) Co., Ltd. (“NIO AH”)	100%	Anhui, PRC, August 2020	Industrialization and technology development
NIO Technology (Anhui) Co., Ltd. (“NIO R&D”)	100%	Anhui, PRC, August 2020	Design and technology development
New Horizon B.V.	100%	Netherlands, November 2022	Investment holding
NIO Nextev Europe Holding B.V.(“NIO NL”)	100%	Netherlands, December 2020	Investment holding
NEU Battery Asset Co., Ltd. (“BAC Cayman”)	100%	Cayman Islands, May 2021	Investment holding
Instant Power Europe B.V. (“BAC NL”) Co., Limited	100%	Netherlands, June 2021	Battery Subscription Service
NEU Battery Asset (Hong Kong) Co.Limited (“BAC HK”)	100%	Hong Kong, July 2021	Investment holding
NIO AI Technology Limited (“NIO AI Technology”)	96.970%	Cayman Islands, March 2021	Investment holding
NIO AI Technology Limited	96.970%	Hong Kong, May 2021	Investment holding
Anhui NIO Autonomous Driving Technology Co., Ltd. (“Anhui NIO AD”)	96.970%	Anhui, PRC, June 2021	Technology development
XTRONICS (Nanjing) Automotive Intelligent Technologies Co. Ltd. (“XPT NJWL”) (Note (b))	50%	Nanjing, PRC, June 2017	Manufacturing of components

Place and Date of incorporation
VIE and VIE’s subsidiaries	or date of acquisition
Prime Hubs Limited (“Prime Hubs”)	BVI, October 2014
Beijing NIO Network Technology Co., Ltd. (“Beijing NIO”)	Beijing, PRC, July 2017
Anhui NIO AI Technology Co., Ltd. (“Anhui NIO AT”)	Anhui, PRC, April 2021
Anhui NIO Data Technology Co., Ltd. (“Anhui NIO DT”)	Anhui, PRC, October 2022
NIO Insurance Broker Co., Ltd(“NIO IB”) (formerly known as Huiding Insurance Broker Co., Ltd)	Anhui, PRC, January 2023

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Note (a) - NIO China

As of December 31, 2022 and 2023, the Company held 92.114% of total paid-in capital of NIO China. In accordance with NIO China’s share purchase agreement, the redemption of the non-controlling interests is at the holders of non-controlling interests’ option and is upon the occurrence of the events that are not solely within the control of the Company. Therefore, these redeemable non-controlling interests in NIO China were classified as mezzanine equity and are subsequently accreted to the redemption price using the agreed interest rate as a reduction of additional paid in capital (Note 21). With the redemption feature of the non-controlling interests, the Company is considered to effectively have 100% equity interest of NIO China as of December 31, 2022 and 2023.

Note (b) - XPT NJWL

In accordance with the Article of Association of XPT NJWL, the Company has the power to control the board of directors of XPT NJWL to unilaterally govern the financial and operating policies of XPT NJWL, and the non-controlling shareholder does not have substantive participating rights. As a result, the Group consolidates XPT NJWL.

Variable interest entities

Prime Hubs

In October 2014, Prime Hubs, a British Virgin Islands (“BVI”) incorporated company, was established by Li Bin, the shareholder of the Group, to facilitate the adoption of the Company’s employee stock incentive plans on behalf of the Company. The Company entered into a management agreement with Prime Hubs and Li Bin. The agreement enables the Company to direct the activities that most significantly impact Prime Hubs’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Prime Hubs. As of December 31, 2022 and 2023, Prime Hubs held 4,250,002 Class A Ordinary Shares of the Company, respectively, other than which, Prime Hubs did not have any operations, nor any material assets or liabilities. All restricted shares granted under the Company’s Prime Hubs Restricted Shares Plan have been fully vested.

Beijing NIO

In April 2018, the Group entered into a series of contractual arrangements with Beijing NIO and its individual shareholders (the “Nominee Shareholders”), including, among others, an exclusive business cooperation agreement, a loan agreement, an equity pledge agreement, an exclusive call option agreement and a power of attorney, which enable the Company to direct the activities that most significantly impact Beijing NIO’s economic performance and obtain substantially all of the economic benefits arising from Beijing NIO. Management concluded that Beijing NIO is a variable interest entity and the Company is the ultimate primary beneficiary of Beijing NIO and hence consolidates the financial results of Beijing NIO. The Group operates value-added telecommunication services, including without limitation, performing internet information services, as well as holding certain related licenses, through Beijing NIO. For the years ended December 31, 2021, 2022 and 2023, the financial position, result of operations and cash flow activities of Beijing NIO were immaterial to the consolidated financial statements.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Anhui NIO AT

In April 2021, Anhui NIO AT, was established by individual shareholders (the “Nominee Shareholders”). Anhui NIO AD entered into a management agreement with Nominee Shareholders. The agreement enables the Company to direct the activities that most significantly impact Anhui NIO AT’s economic performance, and enabled the Company to obtain substantially all of the economic benefits arising from them. Management concluded that Anhui NIO AT is a variable interest entity and the Company is the ultimate primary beneficiary of Anhui NIO AT and hence consolidates the financial results of Anhui NIO AT. In November 2022, concurrent with the termination of the said management agreement, the Group entered into a series of contractual arrangements with the Nominee Shareholders as well as Anhui NIO AT, including, among others, an exclusive business cooperation agreement, a loan agreement, an equity pledge agreement, an exclusive call option agreement and a power of attorney. These agreements enable the Company to direct the activities that most significantly impact Anhui NIO AT’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Anhui NIO AT. Management concluded that Anhui NIO AT continues to be a variable interest entity and the Company remains as the ultimate primary beneficiary of Anhui NIO AT. Therefore, the Group continues to consolidate the financial results of Anhui NIO AT’s financial statements. The Group intends to obtain requisite licenses for certain supporting functions during the development of autonomous driving technology through Anhui NIO AT. For the years ended December 31, 2021, 2022 and 2023, the financial position, result of operations and cash flow activities of Anhui NIO AT were immaterial to the consolidated financial statements.

Anhui NIO DT and NIO IB

In October 2022, the Group entered into a series of contractual arrangements with Anhui NIO DT and its individual shareholders (the “Nominee Shareholders”), including, among others, an exclusive business cooperation agreement, a loan agreement, an equity pledge agreement, an exclusive call option agreement and a power of attorney, which enable the Group to direct the activities that most significantly impact Anhui NIO DT’s economic performance and obtain substantially all of the economic benefits arising from Anhui NIO DT. Management concluded that Anhui NIO DT is a variable interest entity and the Company is the ultimate primary beneficiary of Anhui NIO DT and hence consolidates the financial results of Anhui NIO DT in the Group’s consolidated financial statements. In January 2023, Anhui NIO DT acquired NIO IB. NIO IB was a company holding the insurance brokerage license and does not meet the criteria necessary to be defined as a business under US GAAP. Accordingly, the Group accounted for this transaction as an asset acquisition.The Group provides insurance brokerage services which are mainly vehicle-related and property-related and holds requisite licenses through Anhui NIO DT and NIO IB. For the years ended December 31, 2022 and 2023, the financial position, result of operations and cash flow activities of Anhui NIO DT were immaterial to the consolidated financial statements.

Shanghai Anbin

The Company, the ultimate shareholder of NIO SH, was the ultimate primary beneficiary of Shanghai Anbin Technology Co., Ltd. (“Shanghai Anbin”) and its subsidiary and hence consolidated the financial results of Shanghai Anbin and its subsidiary in the Group’s consolidated financial statements, pursuant to a series of contractual agreements, including, among others, an exclusive business corporation agreements, a loan agreement, an equity pledge agreement, an exclusive call option agreement and a power of attorney entered into among NIO SH, Shanghai Anbin and its nominee shareholders in April 2018. On March 31, 2021, all parities agreed to terminate above mentioned contractual agreements, after which, the Company was no longer the ultimate primary beneficiary of Shanghai Anbin and deconsolidated the financial results of Shanghai Anbin and its subsidiary. The deconsolidation of Shanghai Anbin and its subsidiary did not have significant impact on the Group’s consolidated financial statements. Before the deconsolidation, the financial position, result of operations and cash flow activities of Shanghai Anbin and its subsidiary were immaterial to the consolidated financial statements.

Liquidity and Going Concern

The Group’s consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB4.0 billion and RMB14.4 billion and RMB20.7 billion for the years ended December 31, 2021, 2022 and 2023, respectively. The Group incurred operating cash outflow of RMB3.9 billion and RMB1.4 billion for the years ended December 31, 2022 and 2023, respectively. Accumulated deficit amounted to RMB69.9 billion and RMB90.8 billion as of December 31, 2022 and 2023, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

As of December 31, 2023, the Group’s balance of cash and cash equivalents was RMB32.9 billion and short-term investments of RMB16.8 billion and the Group had net current assets of RMB12.6 billion. Management has evaluated the sufficiency of its working capital and concluded that the Group’s available cash and cash equivalents and short-term investments will be sufficient to support its continuous operations and to meet its payment obligations when liabilities fall due within the next twelve months from the date of issuance of these consolidated financial statements. Accordingly, management continues to prepare the Group’s consolidated financial statements on going concern basis.

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

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition, warranty liabilities, fair value of available-for-sale debt security investments and equity securities using fair value option investments, lower of cost and net realizable value of inventories, inventory valuation for excess and obsolete inventories, losses on purchase commitments, allowance for current expected credit loss, depreciable lives of property, equipment and software, impairment of long-lived assets, determination and allocation of standalone transaction price regarding multiple performance obligations, subsequent measurement of equity securities measured under measurement alternatives, discount rate of lease liabilities, fair value of short-term investments, valuation of deferred tax assets, valuation and recognition of share-based compensation arrangements, as well as current or non-current classification of receivables. Actual results could differ from those estimates.

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

The financial statements of the Group’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive loss in the consolidated statements of comprehensive income or loss, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive loss in the consolidated statements of shareholders’ equity. Total foreign currency translation adjustment (losses)/ income were a loss of RMB230,345, an income of RMB717,274, and an income of RMB11,514 for the years ended December 31, 2021, 2022 and 2023, respectively. The grant-date fair value of the Group’s share-based compensation expenses is reported in US$ as the respective valuation is conducted in US$ and the shares are denominated in US$.

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the years ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.0999, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2023. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on, or December 31, 2023, or at any other rate.

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

As disclosed in Note 2(n), the Group’s equity securities with readily determinable fair values are carried at fair value using quoted market prices that currently available on a securities exchange and classified within Level 1.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The Group’s investments in money market funds, financial products issued by banks and certain retained asset-backed securities are carried at fair value, which are classified within Level 2 and valued using directly or indirectly observable inputs in the market place. As of December 31, 2022 and 2023, such investments aggregately amounted to RMB12,781,060 and RMB8,473,612, respectively.

As disclosed in Note 2(q), the Group’s derivative instruments are carried at fair value, which are classified within Level 2 and valued using indirectly observable inputs in the market place.

As disclosed in Note 9, the Group’s available-for-sale debt security investments include investments the Group made in private companies which contains substantive redemption and preferential rights. The Group’s equity securities investments measured using fair value option include an investment the Group made in a private company which contains certain preferential rights. Such investments are classified within Level 3 for fair value measurement. As of December 31, 2022 and 2023, the carrying values of the investments were RMB1,648,861. The Group re-measured the respective fair values using a market approach by adopting a backsolve method, which determined the estimated fair value of the investments through comparison to a recent transaction and applied significant unobservable inputs and assumptions. For the years ended December 31, 2022 and 2023, RMB746,336 and nil, respectively, of fair value changes, net of tax, were recorded in either comprehensive income, in the case of available-for-sale debt security investments, or investment income/(losses), in the case of equity securities investments using fair value option . The significant unobservable inputs adopted in the valuation as of December 31, 2022 and 2023 are as follows:

	December 31, 2022	December 31, 2023
Unobservable Input
Expected volatility	54%-61%	44%-51%
Probability	Liquidation scenario: 25%-40% Redemption scenario: 25%-40% IPO scenario: 20%-50%	Liquidation scenario: 35%-40% Redemption scenario: 0%-35% IPO scenario: 30%-60%

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, trade receivable, amounts due from related parties, deposits and other receivables, available-for-sale debt security investments, retained asset-backed securities, trade and notes payable, amounts due to related parties, other payables, derivative instruments, short-term borrowings, lease liabilities and long-term borrowings. As of December 31, 2022 and 2023, other than as discussed above, the carrying values of these financial instruments approximated to their respective fair values.

(g) Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash at hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

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

Cash, cash equivalents and restricted cash as reported in the consolidated statements of cash flows are presented separately on our consolidated balance sheets as follows:

	December 31,	December 31,
	2022	2023
Cash and cash equivalents	19,887,575	32,935,111
Restricted cash	3,154,240	5,542,271
Long-term restricted cash	113,478	144,125
Total	23,155,293	38,621,507

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(h) Short-term investments

Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year, which are stated at amortised cost, and investments in money market funds and financial products issued by banks, which are measured at fair value. As of December 31, 2022 and 2023, the short-term investments amounted to RMB19,171,017 and RMB16,810,107, respectively, among which, RMB12,259,459 and RMB11,520,514, were restricted as collateral for notes payable, bank borrowings and letter of guarantee as of December 31, 2022 and 2023, respectively.

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

For the years ended December 31, 2021, 2022 and 2023, the Group recorded RMB54,332, RMB48,707 and reversed RMB26,315, respectively, in expected credit loss provisions in selling, general and administrative expenses. As of December 31, 2023, the expected credit loss reserve for current and non-current assets are RMB60,384 and RMB53,357, respectively. As of December 31, 2022, the expected credit loss reserve for current and non-current assets are RMB50,415 and RMB89,641, respectively.

Balance as at December 31, 2022

		Expected	Expected
	Original	credit loss	credit loss
	amount	Rate	provision
Current assets:
Trade and notes receivable	5,157,814	0.77%	39,644
Amounts due from related parties	1,387,694	0.49%	6,738
Prepayments and other current assets	2,250,441	0.18%	4,033
Non-current assets:
Other non-current assets	7,488,200	1.20%	89,641

Balance as at December 31, 2023

		Expected	Expected
	Original	credit loss	credit loss
	amount	Rate	provision
Current assets:
Trade and notes receivable	4,703,829	0.98%	46,177
Amounts due from related parties	1,731,399	0.51%	8,796
Prepayments and other current assets	3,440,174	0.16%	5,411
Non-current assets:
Other non-current assets	4,936,918	1.08%	53,357

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

The estimated useful lives are as follows:

Useful lives
Buildings and constructions	20 years
Production facilities	10 years
Charging & battery swap equipment	5 to 8 years
R&D equipment	5 years
Computer and electronic equipment	3 years
Purchased software	3 to 5 years
Leasehold improvements	Shorter of the estimated useful life or remaining lease term (ranging from 1-10 years)
Vehicles for corporate use or customers’ subscription	5 years
Others (office equipment, after-sales equipment, etc)	3 to 5 years

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

(l) Intangible assets, net

Definite lived intangible assets are carried at cost less accumulated amortization and impairment, if any. Definite lived intangible assets are amortized using the straight-line method over the estimated useful lives as below:

Useful lives
Domain name	5 years

The Group estimates the useful life of the domain name to be 5 years based on the contract terms, expected technical obsolescence and innovations and industry experience of such intangible assets.The estimated useful lives of amortized intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Intangible assets with an indefinite useful life represent the insurance brokerage license, and is carried at cost less any subsequent impairment loss. The Group expects, based upon regulatory precedent, the license can be renewed, on a perfunctory basis, upon expiration and believes that the license is unlikely to be terminated and will continue to contribute revenue in the future. Therefore, the Group considers the useful life of this intangible asset to be indefinite.

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

The Group elected the fair value option (“FVO”) at the date of initial recognition under ASC 825 for certain equity securities, with changes in fair value reported through earnings.

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

Trading securities are acquired and held principally for the purpose of selling them. The securities are reported at fair value, and subsequent changes in the fair value are recognized through net income. As disclosed in Note 9, the Group elects to classify the retained asset-backed securities as trading securities. Subsequent changes in the fair value are recognized through net income.

The Group monitors its investments measured under equity method for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information. No impairment charge was recognized for the years ended December 31, 2021, 2022 and 2023.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(o) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charges recognized for the years ended December 31, 2021, 2022 and 2023 was nil,RMB35,011 and nil, respectively.

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

The following table shows a reconciliation in the current reporting period related to carried-forward warranty liabilities.

	For the Year Ended December 31,
	2021	2022	2023
Warranty – beginning of year	952,946	1,962,977	2,946,937
Provision for warranty	1,078,854	1,128,920	1,222,916
Warranty costs incurred	(68,823)	(144,960)	(257,629)
Warranty– end of year	1,962,977	2,946,937	3,912,224

(q) Derivatives instruments and hedging

Derivative instruments are carried at fair value, which generally represent the estimated amounts expect to receive or pay upon termination of the contracts as of the reporting date. Derivative financial instruments are not used for trading or speculative purposes.

The Group has entered into several currency exchange forward contracts with certain commercial banks in PRC to mitigate the risks of foreign exchange gain/loss generated from the Group’s balances of cash and cash equivalents and short-term investments denominated in US dollars. As such instruments do not qualify for hedge accounting treatment, the Group records the changes in fair value of the derivatives in other (loss)/income, net, the same line item in which foreign exchange gain/loss is recognised, with offsetting effect. Total changes in fair value of the derivatives recorded in other (loss)/income, net, were a loss of RMB668,051 for the year ended December 31, 2022. As of December 31, 2022, all the currency exchange forward contracts have been fully executed and the Group did not enter into any currency exchange forward contracts during the year ended December 31, 2023.

The Group has entered into several swap contracts with a commercial bank to hedge the risks of commodity price associated with the forecasted purchasing transactions. The Group applies cash flow hedge accounting since the hedge relationship is effective. The changes in fair value of the hedging instruments are initially recorded in other comprehensive income, and the amounts in accumulated other comprehensive income related to the fair value changes in the hedging instruments are released into the Group’s earnings when the hedged items affect earnings. For the years ended December 31, 2022 and 2023, both the changes in fair value of the hedging instruments through other comprehensive income and the amounts in accumulated other comprehensive income related to the fair value changes in the hedging instruments that were released into earnings were immaterial.

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

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. As of December 31, 2022 and 2023, the Group did not record any contract assets.

A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The Group’s contract liabilities primarily resulted from the multiple performance obligations identified in the customer contract, which is recorded as deferred revenue and advance from customers.

The Group generates revenue from (i) vehicle sales, (ii) parts, accessories and after-sales vehicle services, (iii) provision of power solutions and (iv) others. The Group’s revenue sources for the comparative periods as disclosed in Note (16) have been revised to conform with the current year classification which depicts the nature and amounts of the Group’s major revenue streams for the most recent period.

Vehicle sales

The Group generates revenue from sales of electric vehicles, together with a number of embedded products and services through a series of contracts. The Group identifies the users who purchase the vehicle as its customers. In general, there are multiple distinct performance obligations explicitly stated in a series of contracts in addition to sales of vehicles, which may include home chargers, vehicle connectivity services, extended warranty services and battery swapping services which are accounted for in accordance with ASC 606. In the PRC, initial users are entitled to vehicle connectivity services, extended warranty services and battery swapping services. The standard warranty provided by the Group is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when NIO transfers the control of vehicle to a user.

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

The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, considering the Group’s pricing policies and practices, and the data utilized in making pricing decisions. The overall contract price is then allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The revenue for vehicle sales and home chargers are recognized at a point in time when the control of the product is transferred to the customer. For the vehicle connectivity services and battery swapping services, the Group recognizes the revenue over time using a straight-line method during the estimated beneficial period, based on the estimated length of time that the initial owner owns the vehicles before it is re-sold to secondary market. As for the extended warranty services, given limited operating history and lack of historical data, the Group decides to recognize the revenue over time based on a straight-line method initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

As the consideration for the vehicle and all embedded services are generally paid in advance, which means the payments received are prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the allocated amount regarding those unperformed obligations. As of December 31, 2022 and 2023, the balances of contract liabilities (deferred revenue) from vehicle sales contracts were RMB3,740,108 and RMB5,040,125 respectively.

Battery as a Service (BaaS)

The Battery as a Service (the “BaaS”), allows users to purchase electric vehicles without batteries and subscribe for the usage of batteries separately. In PRC, under the BaaS, the Group sells batteries to Wuhan Weineng Battery Asset Co., Ltd. (the “Battery Asset Company”), an equity investee of the Group, on a back-to-back basis when the Group sells the vehicle to the BaaS users and the BaaS users subscribe for the usage of the batteries from the Battery Asset Company by paying a monthly subscription fee to the Battery Asset Company. The promise to transfer the control of the batteries to the Battery Asset Company is the only performance obligation in the contract with the Battery Asset Company for the sales of batteries. The Group recognizes revenue from the sales of batteries to the Battery Asset Company when the vehicles (together with the batteries) are delivered to the BaaS users which is the point considered then the control of the batteries is transferred to the Battery Asset Company.

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The fair value of the guarantee liabilities is determined by taking considerations of the default pattern of the Group’s existing battery installment programs provided to users. At each period end, the financial liabilities are remeasured with the corresponding changes recorded as the reduction to the revenue. For the years ended December 31, 2023 and 2022, both service revenue and guarantee liability were immaterial.

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

Practical expedients and exemptions

The Group follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that roadside assistance is not performance obligation considering that it is value-added service to enhance user experience rather than critical item for vehicle driving and forecasted that usage of this service will be very limited. The Group also performs an estimation on the standalone fair value of each promise applying a cost plus margin approach and concludes that the standalone fair value of roadside assistance is insignificant individually and in aggregate, representing less than 1% of vehicle gross selling price and aggregate fair value of each individual promise.

Considering the qualitative assessment and the result of the quantitative estimate, the Group concluded not to assess whether promises are performance obligations as they are immaterial in the context of the contract and the relative standalone fair value individually and in aggregate is less than 3% of the contract price.

Parts, accessories and after-sales vehicle services

The Group sells parts and accessories to the third party authorized service centers and its users, and provides after-sales vehicle services to users, including, repair, maintenance, extended warranty services and other vehicle services. Revenue from the sales of parts and accessories is recognized when the control of the products is transferred to the customers. Revenue from after-sales services is recognized when the services are rendered.

Provision of power solutions

The Group provides power solutions to users, including, sale of charging piles, provision of battery charging and swapping services, battery upgrade service, BaaS battery buy-out service and other power solution services. Revenue from the services is recognized when relevant services are rendered. Revenue from the sales of charging piles is recognized when the control of the products is transferred to the customers.

Battery swapping service

The Group provides battery swapping service to users with convenient “recharging” experience by swapping the user’s battery for another one. The battery swapping service is in substance a charging service instead of non-monetary exchanges or sales of batteries as the batteries involved in such swapping are the same in capacity and very similar in performance. For performance obligation of the battery swapping service sold together with the vehicles (i.e. monthly free-of-charge quota), the Group recognizes the revenue over time using a straight-line method in the estimated beneficial period, being the estimated length of time that the initial owner owns the vehicle. For the battery swapping beyond monthly free-of-charge quota for which additional considerations are paid by the users, the Group recognizes revenue when the battery swapping service is completed.

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

Others

Other revenues consists of sales of used vehicles, auto financing services, retail merchandise, automotive regulatory credits, embedded products and services offered together with vehicle sales, including vehicle connectivity services, and other products and services. Revenue is recognized when relevant services are rendered or control of the products is transferred.

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

Considerations for automotive regulatory credits are typically received at the point control transfers to the customer, or in accordance with payment terms customary to the business. The Group recognizes revenue on the sale of automotive regulatory credits at the time control of the regulatory credits is transferred to the purchasing party as other sales revenue in the consolidated statements of comprehensive loss.

Incentives

The Group offers a self-managed customer loyalty program in the form of “NIO points”, which can be redeemed to acquire free or discounted goods or services provided by the Group, including accessories, branded merchandise, and other services. The Group determines the standalone selling price of each point based on estimated incremental cost. Customers, and NIO users and, fans and employees have a variety of ways to earn the points. The major accounting policy for its points program is described as follows:

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(i) Points issued in connection with sales transactions

The Group concludes the points issued in connection with the sales transaction is a material right and accordingly a separate performance obligation according to ASC 606, and is taken into consideration when allocating the transaction price of the sales. The Group also estimates the probability of points redemption when performing the allocation based on the historical redemption pattern. The amount allocated to the points as separate performance obligation is recorded as contract liability (deferred revenue) and revenue should be recognized when future goods or services are transferred or when the points expire.

(ii) Points issued in other scenarios

NIO users and fans can also earn points through other ways such as inviting friends to test drive or purchase a vehicle, frequent sign-ins to the Group’s mobile application, participating in NIO community activities, etc. The Group believes these points are to encourage user engagement and generate market awareness. As a result, the Group accounts for such points as selling, general and administrative expenses with a corresponding liability recorded under other current liabilities of its consolidated balance sheets upon the points are issued. The Group estimates liabilities under the customer loyalty program based on cost of the products and services that can be redeemed, and its estimate of probability of redemption. At the time of redemption, the Group records a reduction of inventory and other current liabilities. In certain cases where merchandise is sold for cash in addition to points, the Group records revenue of other sales for the amount of cash received.

For the years ended December 31, 2021, 2022 and 2023, the revenue portion allocated to the points as a separate performance obligation was RMB371,849, RMB492,925 and RMB863,627, respectively, which is recorded as contract liability (deferred revenue). For the years ended December 31, 2021, 2022 and 2023, the total points recorded as selling, general and administrative expenses were RMB155,884, RMB215,201 and RMB162,875, respectively.

As of December 31, 2022 and, 2023, liabilities recorded related to unredeemed points were RMB680,660, and RMB954,709, respectively.

(s) Cost of Sales

Vehicle

Cost of vehicle sales includes parts, materials, processing fee, labor costs, manufacturing cost (including depreciation of assets associated with the production) and losses from production related purchase commitments. Cost of vehicle sales also includes reserves for estimated warranty expenses and charges to write-down the carrying value of the inventory when it exceeds its estimated net realizable value and to provide for on-hand inventory that is either obsolete or in excess of forecasted demand.

Service and Other

Cost of service and other sales includes direct parts, materials, labor costs, vehicle connectivity costs, depreciation of associated assets used for providing services, and other cost associated with sales of service and others.

(t) Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising expenses, marketing and promotional expenses, salaries and other compensation-related expenses to sales and marketing personnel. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2021, 2022 and 2023, advertising costs totaled RMB529,057, RMB815,619 and RMB1,242,941, respectively.

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

(w) Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB761,417, RMB1,578,273 and RMB2,349,966 for the years ended December 31, 2021, 2022 and 2023, respectively.

(x) Government grants

The Company’s subsidiaries received government subsidies from certain local governments. The Group’s government subsidies consisted of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as product development and renewal of production facilities. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group; receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The Group recorded specific purpose subsidies as advances payable when received. For specific subsidies, upon government acceptance of the related project development or asset acquisition, the specific purpose subsidies are recognized to reduce related R&D expenses or the cost of asset acquisition. Other subsidies are recognized as other operating income upon receipt as further performance by the Group is not required.

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

The Group records liabilities related to uncertain tax positions when, despite the Group’s belief that the Group’s tax return positions are supportable, the Group believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. The Group did not recognize uncertain tax positions as of December 31, 2022 and 2023.

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

In April 2019, the Group adopted ASU 2018-07, “Compensation — Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting”. Upon the adoption of this guidance, the Group no longer re-measures equity-classified share-based awards granted to consultants or non-employees at each reporting date through the vesting period and the accounting for these share-based awards to consultants or non-employees and employees was substantially aligned. Share-based compensation expenses for share options and restricted shares granted to non-employees are measured at fair value at the date when such awards are granted and recognized over the period during which the service from the non-employees is provided.

The binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions including the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividends.

The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Group for accounting purposes.

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

(aa) Comprehensive income/(loss)

The Group applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive loss and its components in a full set of financial statements. Comprehensive loss is defined to include all changes in equity of the Group during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Group’s comprehensive loss includes net loss and other comprehensive income/(loss), which mainly consists of the foreign currency translation adjustment that have been excluded from the determination of net loss, change in fair value of available-for-sale debt securities.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(ab) Leases

As the lessee, the Group recognizes in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, the Group makes an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities and recognizes lease expenses for such lease generally on a straight-line basis over the lease term. The Group primarily uses the discount rate at the lease commencement date using the rate implicit in the lease. If the information necessary to determine the rate implicit in the lease is not readily available, the Group uses its incremental borrowing rate(“IBR”). The IBR is determined by the Group’s best understanding of the interest rate the Group would bear to borrow an amount equal to the lease payments in a similar economic environment over the lease term based on its credit rating. Operating lease assets are included within right-of-use assets— operating lease, and the corresponding operating lease liabilities are included within operating lease liabilities on the consolidated balance sheets. Finance lease assets are included within other non-current assets, and the corresponding finance lease liabilities are included within accruals and other liabilities for the current portion, and within other non-current liabilities on the consolidated balance sheets.

(ac) Dividends

Dividends are recognized when declared. No dividends were declared for the the years ended December 31, 2021, 2022 and 2023.

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

3.    Recent Accounting Pronouncements

(a)	Recently adopted accounting pronouncements

In March 2022, the Financial Accounting Standards Board (“FASB”) issued ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures. This ASU eliminates the accounting guidance for troubled debt restructurings by creditors that have adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which we adopted on January 1, 2020. This ASU also enhances the disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, the ASU amends the guidance on vintage disclosures to require entities to disclose current period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC 326-20. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU would be applied prospectively. Early adoption is also permitted, including adoption in an interim period. The Group adopted ASU 2022-02 from January 1, 2023, which did not have a material impact on the Group’s consolidated financial statements.

In September 2022, the FASB issued Accounting Standards Update (“ASU”) ASU 2022- 04, Liabilities - Supplier Finance Programs (Subtopic 405-50) Disclosure of Supplier Finance Program Obligations. The ASU requires that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program’s nature, activity during the period, changes from period to period, and potential magnitude. This ASU is  effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on rollforward information, which is effective for fiscal years beginning after December 15, 2023. The Group adopted ASU 2022-04 from January 1, 2023 and disclosed related impact on Note 11. The adoption of ASU did not have a material impact on the Group’s consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Topic 805). This ASU requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in Topic 606. At the acquisition date, the acquirer applies the revenue model as if it had originated the acquired contracts. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU should be applied prospectively. Early adoption is also permitted, including adoption in an interim period. If early adopted, the amendments are applied retrospectively to all business combinations for which the acquisition date occurred during the fiscal year of adoption. The Group adopted ASU 2021-08 from January 1, 2023, which did not have a material impact on the Group’s consolidated financial statements.

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. The Group adopted ASU No. 2020-01 from January 1, 2022, which did not have a material impact on the Group’s consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASU 2020-04 are effective for the Group as of March 12, 2020 through December 31, 2022. The Group adopted this from January 1, 2022, which did not have a material impact on the Group’s consolidated financial statements.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(b)	Recently issued accounting pronouncements not yet adopted

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Group beginning January 1, 2024 on a prospective basis. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group is in the process of evaluating the impact of the new guidance on its consolidated financial statements. This ASU is currently not expected to have a material impact on the Group’s consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU is currently not expected to have a material impact on the Group’s consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (Subtopic 350-60). This ASU requires certain crypto assets to be measured at fair value separately in the balance sheet and income statement each reporting period. This ASU also enhances the other intangible asset disclosure requirements by requiring the name, cost basis, fair value, and number of units for each significant crypto holding. The ASU is effective for annual periods beginning after December 15, 2024, including interim periods within those fiscal years. Adoption of the ASU requires a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period in which an entity adopts the amendments. Early adoption is also permitted, including adoption in an interim period. This ASU is currently not expected to have a material impact on the Group’s consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in our consolidated financial statements, once adopted. This ASU is currently not expected to have a material impact on the Group’s consolidated financial statements.

4.    Concentration and Risks

(a) Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investment, trade receivable, amount due from related parties, deposits and other receivables. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2022 and 2023, the great majority of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and the United States which management believes are of high credit quality based on their credit ratings.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(b) Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents and restricted cash denominated in RMB that are subject to such government controls amounted to RMB13,012,259 and RMB12,472,010 as of December 31, 2022 and 2023, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

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

(d)Concentration of customers and suppliers

The following tables summarized the customer with greater than 10% of the total revenue and account receivables:

	For the Year Ended December 31,
	2021	2022	2023
Percentage of the total revenue
Customer A	12%	*	*

	December 31,	December 31,
	2022	2023
Percentage of the account receivables
Customer A	21%	27%

* Less than 10%

The following tables summarizes the supplier with greater than 10% of the total purchase and payables:

	For the Year Ended December 31,
	2021	2022	2023
Percentage of the total purchase
Supplier A	20%	20%	15%

	December 31,	December 31,
	2022	2023
Percentage of the payables
Supplier A	31%	20%

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

5.    Inventory

	December 31,	December 31,
	2022	2023
Raw materials	2,974,125	2,245,076
Work in process	170,995	90,035
Finished Goods	4,685,790	2,646,287
Merchandise	510,143	480,174
Less: inventory provision	(149,667)	(183,846)
Total	8,191,386	5,277,726

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

Inventory write-downs recorded in cost of sales for the years ended December 31, 2021, 2022 and 2023 were RMB1,105, RMB148,729 and RMB65,362, respectively.

6.    Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	December 31,	December 31,
	2022	2023
Deductible VAT input	779,694	2,271,162
Prepayment to vendors	541,457	575,016
Deposits	349,651	240,769
Receivables from third party online payment service providers	154,264	160,030
Interest receivable	10,167	42,340
Receivables from JAC	196,075	—
Receivables of reimbursement from the depositary bank	87,170	—
Other receivables	131,963	150,857
Less: Allowance for credit losses	(4,033)	(5,411)
Total	2,246,408	3,434,763

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

7.    Property, Plant and Equipment, Net

Property, plant and equipment and related accumulated depreciation were as follows:

	December 31,	December 31,
	2022	2023
Charging & battery swap equipment	3,393,603	6,442,827
Mold and tooling	3,901,436	6,341,011
Production facilities	3,252,362	6,025,654
Leasehold improvements	3,408,731	5,160,732
Construction in process	3,114,345	2,894,333
Computer and electronic equipment	1,250,861	1,767,634
R&D equipment	939,586	1,469,604
Purchased software	985,141	1,281,685
Buildings and constructions	890,576	912,378
Subscription vehicles	387,619	890,044
Corporate vehicles	473,602	833,355
Others	603,978	1,150,042
Subtotal	22,601,840	35,169,299
Less: Accumulated depreciation	(6,901,232)	(10,288,331)
Less: Accumulated impairment	(41,942)	(33,964)
Total property, plant and equipment, net	15,658,666	24,847,004

The Group recorded depreciation expenses of RMB1,702,559, RMB2,874,912 and RMB3,372,673 for the years ended December 31, 2021, 2022 and 2023, respectively.

As disclosed in Note 18, in December 2023, the Group completed the purchase of the production facilities in the first advanced manufacturing base, or the F1 Plant, from JAC at the consideration of RMB1.9 billion, inclusive of tax.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

8.    Land Use Rights, Net

Land use rights and related accumulated amortization were as follows:

	December 31,	December 31,
	2022	2023
Land use rights	235,198	235,198
Less: Accumulated amortization—land use rights	(22,595)	(27,899)
Total land use rights, net	212,603	207,299

The Group recorded amortization expense for land use rights of RMB4,847, RMB5,227 and RMB5,304 for the years ended December 31, 2021, 2022 and 2023, respectively.

9.    Long-term investments

The Group’s long-term investments consisted of the following:

	December 31,	December 31,
	2022	2023
Equity investments:
Equity method investments (i)	1,325,800	1,505,509
Equity securities using fair value option (iv)	—	1,528,861
Equity securities without readily determinable fair value (ii)	101,536	391,205
Equity securities with readily determinable fair value	48,290	45,323
Debt investments:
Held-to-maturity debt securities – time deposit (iii)	3,231,924	1,875,318
Available-for-sale debt securities (iv)	1,648,861	120,000
Retained asset-backed securities(v)	—	21,000
Total	6,356,411	5,487,216

(i) Equity method investments

In August 2020, the Group and three other third party investors jointly established the Battery Asset Company. The Group invested RMB200,000 in the Battery Asset Company and held 25% of the Battery Asset Company’s equity interests. In December 2020, the Battery Asset Company entered into an agreement with the other third-party investors for a total additional investment of RMB640,000 by those investors. In 2021, the Group invested an additional RMB270,000 and owned approximately 19.8% equity interests of the Battery Asset Company. In July 2022, the Battery Asset Company entered into an agreement with the other third-party investors for a total additional investment of RMB40,000 by those investors. As of December 31, 2023, the Group owns approximately 19.4% equity interests of the Battery Asset Company. The Group, as a major shareholder of the Battery Asset Company, is entitled to appoint one out of eight directors in the Battery Asset Company’s board of directors and can exercise significant influence over the Battery Asset Company. Therefore, the investment in the Battery Asset Company is accounted for using the equity method of accounting.

In November 2021, the Group purchased an equity investment in an investment fund held by Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd. (“Weilan”), a company controlled by the principal shareholder (and Chief Executive Officer) of the Group (Note 27), with the total consideration of RMB50,000. As at the date of purchase, such investment was recorded at fair value of RMB68,535 with the excessive amount of RMB18,535 over the purchase consideration of RMB50,000 being recorded as an additional paid in capital contribution from the shareholder. The Group has ownership interest of 1.03% in this fund but has the ability to exercise significant influence over this fund through its capacity as a member of its investment committee which determines the investment strategies and makes investment decisions for this fund. Therefore, the Group accounts for this investment under equity method.

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

In 2022 and 2023, the Group invested in several private funds as a limited partner with a total amount of RMB192,723 and RMB94,849, respectively. The Group is not able to control the investment committee which determines the investment strategies and makes investment decisions for these funds, nor is the Group entitled to replace the general partner through kick-out rights. However, with certain voting rights the Group is entitled to exercise significant influence over the funds. Therefore, the Group accounts for these investments under equity method.

During the years ended December 31, 2021, 2022 and 2023, the Group recognized RMB62,510, RMB377,775 and RMB64,394 of shares of income of equity investees, respectively, from all of its equity method investments.

As of December 31, 2022 and 2023, none of the Group’s equity method investment, both individually or in aggregate, was considered as significant under Reg S-X Rules.

(ii) Equity securities without readily determinable fair value

	December 31,	December 31,
	2022	2023
Equity securities without readily determinable fair value:
Initial cost	9,477	304,134
Net cumulative fair value adjustments	92,059	87,071
Carrying value	101,536	391,205

The Group has certain equity investments which are measured under the measurement alternative. During the years ended December 31, 2021, 2022 and 2023, in addition to the transaction discussed above, the Group invested RMB4,000, RMB35 and RMB294,657 in equity securities without readily determinable fair value, respectively. The Group re-measured these investments based on recent financing transactions of these investees, which were considered as observable transactions, and recorded fair value gain of RMB94,711, losses of RMB2,652 and RMB4,988 in investment income during the years ended December 31, 2021, 2022 and 2023, respectively.

(iii) Held-to-maturity debt securities – time deposit

Held-to-maturity investments represent time deposits in commercial banks with maturities of more than one year with carrying amounts of RMB3.2 billion and RMB1.9 billion as of December 31, 2022 and 2023 respectively. As of December 31, 2022 and 2023, the weighted average maturities periods are 1.9 and 1.5 years, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(iv) Available-for-sale debt securities

	December 31,	December 31,
	2022	2023
Available-for-sale debt securities:
Initial cost	671,567	120,000
Net cumulative fair value adjustments	977,294	—
Carrying value	1,648,861	120,000

In July 2022, the Group invested in a private company with total consideration of RMB120,000. Since the investment contains certain substantive preferential rights, including redemption at the holders’ option upon occurrence of certain contingent events that are out of the investee’s control and liquidation preference over the rights of common shareholders, it is not considered as common stock or in-substance common stock and is therefore classified as available-for-sale debt investment which is measured at its fair value with the change of fair value recognized as other comprehensive income. For the year ended December 31, 2023, the fair value change of the investment was immaterial.

In July 2021, the Group, together with several third party investors, established a fund with total capital contributions of RMB650,000, among which the Group contributed RMB550,000. According to the fund agreement, the fund is established for the sole purpose of investing in a pre-determined private company and the Group is able to unilaterally determine the operation and investment strategy of the fund. Therefore, the Group consolidated the financial statements of the fund. The investments provided by other investors to the fund with amount of RMB100,000 are classified as non-controlling interest. The fund purchased a minority interest of a private company that was pre-determined with total consideration of RMB650,000. Since the investment contained certain substantive preferential rights, including redemption at the holders’ option upon occurrence of certain contingent events that were out of the investee’s control and liquidation preference over the common shareholders, it was not considered as common stock or in-substance common stock and was therefore classified as available-for-sale debt investment which was measured at its fair value with the change of fair value recognized as other comprehensive income. In 2022, the Group entered into agreements with other third-party investors and disposed certain equity interests of this private company with the total consideration of RMB270,000 and recognized investment gain of RMB171,567, among which RMB4,652 were released from unrealized gains of other comprehensive income. In November 2023, all shareholders of the investee entered into agreements and agreed to terminate their redemption rights, with other preferential rights being remained effective, including the rights to request the investee’s founders’ to repurchase shares from certain shareholders upon the achievement of certain contingent events (the “Put option”) and liquidation preference over the rights of common shareholders. As a result of these changes, the Group determined that the fund should no longer be considered a debt investment, but rather now included terms more akin to an equity investment.As a result, the Group discontinued available-for-sale debt investment accounting and accounted for this investment as an equity investment using the fair value option. Due to the change in the character of the investment and as a result of the related remeasurement, a gain on the previously held available-for-sale debt security was recognized by recycling a previously unrealized gain of RMB977,294 from other comprehensive income to investment income. Correspondingly, the deferred tax impact associated with this unrealised gain of RMB206,734 that was previously recorded in other comprehensive income was recognized in deferred income tax expenses.

As of December 31, 2022 and 2023, the Group valued available-for-sale debt securities using a market approach by adopting a backsolve method which benchmarked to recent comparable financing transactions of these investments, and recognized a gain from the increase of the fair value of RMB946,571 and nil, respectively. After deducting the tax impact of RMB200,235 and nil, the Group recorded RMB746,336 and nil in other comprehensive income, among which RMB151,299 and nil was attributed to non-controlling interests.

(v) Retained asset-backed securities

In August 2023, the Company, through its wholly owned subsidiary, entered into an asset-backed securitization arrangement and securitized receivables arising from auto financing arrangements through the transfer of those assets to a third party securitization entity. The securitization entity initially issued debt securities to investors at the total amount of RMB859 million. It is a revolving arrangement where the Group provides management, administration and collection services at market rates on the transferred financial assets, but only retains an insignificant economic interest in the securitization entity. As a result, the Group does not have control over the securitization entity and the transferred receivables were derecognized. The Group elects to classify the retained asset-backed securities as trading securities.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

No impairment charges were recognized for the years ended December 31, 2021, 2022 and 2023.

10.   Other Non-current Assets

Other non-current assets consist of the following:

	December 31,	December 31,
	2022	2023
Non-current portion of auto financing receivables	4,501,168	2,486,326
Long-term deposits	944,768	1,092,550
Non-current portion of prepayments for long-term assets	433,750	1,173,248
Non-current portion of receivables of installment payments for battery	221,089	59,853
Non-current portion of right of use assets – finance lease	49,205	55,985
Non-current portion of national subsidy receivable	1,227,270	—
Others	110,950	68,956
Less: Allowance for credit losses	(89,641)	(53,357)
Total	7,398,559	4,883,561

Long-term deposits mainly consists of deposits to vendors for guarantee of production capacity as well as rental deposits which will not be collectible within one year.

11.   Trade and Notes Payable

Trade and notes payable consist of the following:

	December 31,	December 31,
	2022	2023
Trade payable	12,709,285	14,111,853
Notes payable (i)	12,514,402	15,654,281
Total	25,223,687	29,766,134

(i) As of December 31, 2022 and 2023, notes payable includes certain supply chain financing program offered by banks to the Group’s suppliers. In connection with this program, the Group issues notes to participating suppliers which can elect to assign such notes, at a discount, to the banks for payment at or before the maturity of each note. The maturity of each note is consistent with the original supplier payment terms. All terms related to the Group’s payment obligations to participating suppliers (which may be assigned to the banks) remain unchanged as part of this program. As of December 31, 2022 and 2023, the outstanding amount of the supply chain financing channels program is insignificant.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

12.  Accruals and Other Liabilities

Accruals and other liabilities consist of the following:

	December 31,	December 31,
	2022	2023
Payables for purchase of property, plant and equipment	4,172,758	4,445,749
Payable for R&D expenses	1,814,746	2,318,679
Salaries and benefits payable	1,525,366	1,902,119
Current portion of deferred revenue/income	1,273,779	1,945,021
Payables for marketing events	1,075,693	1,636,911
Advance from customers	833,779	911,006
Warranty liabilities	669,793	709,288
Accrued costs on purchase commitments	792,786	521,443
Accrued expenses	857,639	422,730
Interest payables	32,271	135,492
Current portion of finance lease liabilities	30,609	25,311
Other payables	575,143	582,605
Total	13,654,362	15,556,354

As of December 31, 2022, as a result of the planned products upgrade of certain existing vehicle models, the Group provided a provision for purchase commitments specifically related to these vehicles with amount of RMB792,786. As of December 31, 2023, the unsettled amount was RMB521,443.

13.  Borrowings

Borrowings consist of the following:

	December 31,	December 31,
	2022	2023
Short-term borrowing:
Bank loan (i)	4,039,210	4,783,000
Other short-term financing arrangements	—	302,411
Current portion of long-term borrowings:
Current portion of convertible notes (ii)	—	3,286,640
Current portion of long-term borrowings (iii)	108,320	1,144,420
Current portion of Asset-backed Securities and Notes (iv)	1,129,596	278,823
Current portion of other financing arrangements	—	26,204
Long-term borrowings:
Bank loan (iii)	430,460	1,198,380
Convertible notes (ii)	10,155,599	11,575,725
Asset-backed Securities and Notes (iv)	293,945	—
Other financing arrangements	5,795	268,756
Total	16,162,925	22,864,359

(i) Short-term bank loan

As of December 31, 2022, the Group obtained short-term borrowings from several banks of RMB4,039,210 in aggregate. The annual interest rate of these borrowings is approximately 1.95% to 3.5%.

As of December 31, 2023, the Group obtained short-term borrowings from several banks of RMB4,783,000 in aggregate. The annual interest rate of these borrowings is approximately 2.35% to 2.95%.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The short-term borrowings contain covenants including, among others, limitation on liens, consolidation, merger, sale of the Group’s assets and certain financial measures which include liabilities to assets ratio. The Group is in compliance with all of the loan covenants as of December 31, 2022 and 2023. As of December 31, 2022 and 2023, certain of the Group’s short-term borrowings were guaranteed by the Company’s subsidiaries or pledged with short-term investments of RMB348,230 and RMB354,135, and restricted cash of RMB355,197 and nil, respectively.

(ii) Convertible notes

2024 Notes

In February 2019, the Company issued US$650,000 convertible senior notes and additional US$100,000 senior notes (collectively the “2024 Notes”) to the Notes purchasers (the “Notes Offering”). The 2024 Notes bears interest at a rate of 4.50% per year, payable semi-annually in arrears on February 1 and August 1 of each year, beginning on August 1, 2019. The 2024 Notes is convertible into the Company’s American Depositary Shares at the pre-agreed fixed conversion price at the discretion of the holders and will mature for repayment on February 1, 2024. Holders of the 2024 Notes are entitled to require the Company to repurchase all or part of the 2024 Notes in cash on February 1, 2022 or in the event of certain fundamental changes. In connection with the Notes Offering, the Company entered into capped call transactions with certain Notes purchasers and/or their respective affiliates and/or other financial institutions (the “Capped Call Option Counterparties”) and used a portion of the net proceeds of the Notes Offering to pay the cost of such transactions. In addition, the Company also entered into privately negotiated zero-strike call option transactions with certain Notes purchasers or their respective affiliates (the “Zero-Strike Call Option Counterparties”) and used a portion of the net proceeds of the Notes Offering to pay the aggregate premium under such transactions. The Company accounts for the 2024 Notes as a single instruments as a long-term debt. The debt issuance cost were recorded as reduction to the long-term debts and are amortized as interest expenses using the effective interest method. The value of the 2024 Notes are measured by the cash received. The cost for the capped call transactions have been recorded as deduction of additional paid-in capital within total shareholders’ deficit. The zero-strike call option was deemed as a prepaid forward to purchase the Company’s own shares and recognized as permanent equity at its fair value at inception as a reduction to additional paid in capital in the consolidated balance sheet. In November 2020, US$7.0 in aggregate principal amount of such Notes were converted, pursuant to which the Company issued 735 Class A ordinary shares to the holders of such Notes. The balance of the Notes converted were derecognized and recorded as ordinary shares and additional paid-in capital.

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

During the years ended December 31, 2022 and 2023, US$1,642 and nil in aggregate principal amount of such Notes were converted, pursuant to which the Company issued 172,631 and nil Class A ordinary shares to the holders of such Notes respectively. The balance of the Notes converted were derecognized in January and March 2022 and was recorded as ordinary shares and additional paid-in capital.

As of December 31, 2022, the carrying value of the remaining 2024 Notes with the amount of RMB1,144,464 was classified in non-current liabilities. As of December 31, 2023, the carrying value of the remaining 2024 Notes with the amount of RMB1,165,244 were classified in current liabilities as the 2024 Notes will mature in February 2024.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Affiliate Notes

On September 5, 2019, the Company issued US$200,000 convertible senior notes to an affiliate of Tencent Holdings Limited and Mr. Bin Li, chairman and chief executive officer of the Company (collectively the “Affiliate Notes”). Tencent and Mr. Li each subscribed for US$100,000 principal amount of the convertible notes, each in two equally split tranches. The 360-day Notes would be convertible into Class A ordinary shares (or ADSs) of the Company at a conversion price of US$2.98 per ADS at the holder’s option from the 15th day immediately prior to maturity, and the 3-year Notes will be convertible into Class A ordinary shares (or ADSs) of the Company at a conversion price of US$3.12 per ADS at the holder’s option from the first anniversary of the issuance date. The holders of the 3-year Notes will have the right to require the Company to repurchase for cash all of the Notes or any portion thereof on February 1, 2022.

In September and December 2020, all of the 360-day Notes due in 2020 and US$50,000 in aggregate principal amount of the 3-year Notes due in 2022 were converted, pursuant to which the Company issued 49,582,686 Class A ordinary shares to the holders of such Notes. Such Notes were derecognized and recorded as ordinary shares and additional paid-in capital. In January 2021, US$22,526 (RMB148,393) in aggregate principal amount of the 3-year Notes due in 2022 were converted, pursuant to which the Company issued 7,219,872 Class A ordinary shares to the holders of such Notes. Such Notes were derecognized and recorded as ordinary shares and additional paid-in capital. As of December 31, 2021, the balances of these convertible notes outstanding were RMB175,166 in current liabilities. In August 2022, US$27,474 (RMB189,494) in aggregate principal amount of the 3-year Notes due in 2022 were converted, pursuant to which the Company issued 8,805,770 Class A ordinary shares to the holders of such Notes. Such Notes were derecognized and recorded as ordinary shares and additional paid-in capital with amount of RMB15 and RMB207,457 respectively. As of December 31, 2022, all of the the 3-year Notes have been converted.

2026 and 2027 Notes

In January 2021, the Company issued US$750,000 convertible senior Notes due 2026 (the “2026 Notes”) and US$750,000 convertible senior Notes due 2027 (the “2027 Notes”). The 2026 Notes bears no interest and the 2027 Notes bears interest at a rate of 0.50% per year, which is payable semiannually in arrears on February 1 and August 1 of each year, beginning on August 1, 2021. Holders may convert their 2026 Notes at their option prior to the close of business on the business day immediately preceding August 1, 2025, and holders may convert their 2027 Notes at their option prior to the close of business on the business day immediately preceding August 1, 2026. The initial conversion price is US$93.06 per ADS for the Notes, subject to customary anti-dilution adjustments. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at the Company’s discretion. Holders of the 2026 Notes have the right to require the Company to repurchase in cash for all or part of their Notes on February 1, 2024 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased. Holders of the 2027 Notes have the right to require the Company to repurchase in cash for all or part of their Notes on February 1, 2025 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest.

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

In 2022, the Company repurchased the aggregated portion of 2026 Notes with the carrying amount of US$190,962 (RMB1,317,106). As of December 31, 2022, the carrying amount of the Notes were RMB9,011,135.

In 2023, the Company repurchased the aggregated portion of 2026 Notes and 2027 Notes with the carrying amount of US$ 253,762 (RMB1,801,685) and US$242,249 (RMB1,719,944), respectively. As of December 31, 2023, the carrying amount of the remaining 2026 Notes and 2027 Notes were RMB2,121,397 and RMB3,552,323, respectively. The Company reclassified the carrying value of the remaining 2026 Notes with the amount of RMB2,121,397 in current liabilities to reflect the early redemption right by 2026 Notes holders on February 1, 2024.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2029 and 2030 Notes

In September and October 2023, the Company issued US$575,000 convertible senior Notes due 2029 (the “2029 Notes”) and US$575,000 convertible senior Notes due 2030 (the “2030 Notes”). The 2029 Notes bears interest at a rate of 3.875% per year, payable semiannually in arrears on April 15 and October 15 of each year, beginning on April 15, 2024. The 2030 Notes bears interest at a rate of 4.625% per year, payable semiannually in arrears on April 15 and October 15 of each year, beginning on April 15, 2024. Holders may convert their 2029 Notes at their option prior to the close of business on the second scheduled trading day immediately preceding October 15, 2029, and holders may convert their 2030 Notes at their option prior to the close of business on the second scheduled trading day immediately preceding October 15, 2030. The initial conversion price is US$11.12 per ADS for the Notes, subject to customary anti-dilution adjustments. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at the Company’s discretion. Holders of the 2029 Notes have the right to require the Company to repurchase in cash for all or part of their Notes on October 15, 2027 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased. Holders of the 2030 Notes have the right to require the Company to repurchase in cash for all or part of their Notes on October 15, 2028 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest.

The Company accounted for 2029 Notes and 2030 Notes in accordance with ASU 2020-06 which eliminates the cash conversion accounting models. Accordingly, the principal amount of these Notes was reported as one single unit of account in long-term borrowings at its principal amount, net of debt issuance costs of US$17,855, on the basis of not electing fair value option for the Notes and no substantial premium to be offered. The Notes are subsequently measured at amortized cost with interest expenses accrued over the term of these Notes using the effective interest method. As of December 31, 2023, the carrying amount of the Notes were RMB8,023,401.

(iii) Long-term bank loan

				As of December 31, 2022			As of December 31, 2023
				Current portion			Current portion
			Maturity/	Outstanding	according to the	Long-term	Outstanding	according to the	Long-term
Ref.	Date of borrowing	Lender/Banks	Repayment date	loan	repayment schedule	portion	loan	repayment schedule	portion
1	March 7,2022	Bank of Beijing	March 6,2024	149,000	2,000	147,000	147,000	147,000	—
2	June 15, 2022	Bank of Shanghai	June 15, 2025	172,980	46,320	126,660	126,660	46,320	80,340
3	June 22, 2022	Hang Seng Bank	June 22, 2024	180,000	60,000	120,000	120,000	120,000	—
4	July 25, 2022	China Construction Bank	July 25, 2029	6,800	—	6,800	6,800	340	6,460
5	July 26, 2022	Industrial and Commercial Bank of China	July 25, 2029	10,200	—	10,200	10,200	510	9,690
6	August 24, 2022	China Construction Bank	July 25, 2029	19,800	—	19,800	19,800	990	18,810
7	January 19,2023	China Construction Bank	July 25, 2029	—	—	—	313,400	15,670	297,730
8	January 20,2023	Industrial and Commercial Bank of China	July 25, 2029	—	—	—	499,800	24,990	474,810
9	February 24, 2023	Bank of Beijing	February 24, 2025	—	—	—	127,500	30,000	97,500
10	March 31,2023	Bank of Shanghai	April 30, 2024	—	—	—	650,000	650,000	—
11	September 18,2023	Bank of Shanghai	September 18,2026	—	—	—	321,640	108,600	213,040
	Total			538,780	108,320	430,460	2,342,800	1,144,420	1,198,380

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The long-term borrowings contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Group’s assets and certain financial measures which includes liabilities to assets ratio. The Group is in compliance with all of the loan covenants as of December 31, 2022 and 2023.

As of December 31, 2022, the Group had bank facilities with aggregated amount of RMB56,121,492 which consists of non-collateral based bank facilities of RMB28,411,492 and collateral-based bank facilities of RMB27,710,000. Out of the total non-collateral bank facilities, RMB2,838,780, RMB3,264,275 and RMB350,000 were used for bank borrowing, issuance of letters of guarantee and bank’s acceptance notes, respectively. Out of the total collateral-based bank facilities, RMB2,650,000, RMB5,884,500 and RMB300,000 were used for issuance of letters of guarantee, bank’s acceptance notes and letter of credit, respectively.

As of December 31, 2023, the Group had bank facilities with aggregated amount of RMB64,464,118 which consists of non-collateral based bank facilities of RMB16,348,270 and collateral-based bank facilities of RMB48,115,848. Out of the total non-collateral bank facilities, RMB5,492,800, RMB1,201,226 and RMB250,000 were used for bank borrowing, issuance of letters of guarantee and bank’s acceptance notes, respectively. Out of the total collateral-based bank facilities, RMB2,588,913, RMB14,713,855 and nil were used for issuance of letters of guarantee, bank’s acceptance notes and letter of credit, respectively.

(iv) Asset-backed securities and notes

The Group entered into several asset-backed securitization arrangements with third-party financial institutions and set up securitization vehicles to issue the senior debt securities and notes to third party investors, which are collateralized by the auto financing receivables (the “transferred financial assets”). The Group also acts as servicer to provide management, administration and collection services on the transferred financial assets. The Group consolidated the securitization vehicles when significant economic interests are retained in the form of subordinated interests. The proceeds from the issuance of debt securities and notes are reported as securitization debt. The securities and notes are due for repayment when collections on the underlying collateralized assets occur and the amounts are included in “Current portion of long-term borrowings” or “Long-term borrowings” according to the contractual maturities date of the debt securities and notes. As of December 31, 2022 and 2023, the balance of current portion of asset-backed securities and notes are RMB1,129,596 and RMB278,823, and the balance of non-current portion of asset-backed securities and notes are RMB293,945 and nil, respectively.

14.  Other Non-Current Liabilities

Other non-current liabilities consist of the following:

	December 31,	December 31,
	2022	2023
Deferred revenue	2,288,111	3,051,022
Warranty liabilities	2,277,144	3,202,936
Deferred government grants	309,762	323,980
Non-current finance lease liabilities	14,457	22,173
Others	254,553	63,694
Total	5,144,027	6,663,805

Deferred government grants mainly consist of specific government subsidies for purchase of land use right and buildings, charging and battery swap equipment, which is amortized using the straight-line method as a deduction of the amortization or depreciation expense of the relevant assets over their remaining estimated useful life.

15.  Leases

The Group has entered into various non-cancellable operating and finance lease agreements for certain offices, factory, warehouses, retail and service locations, equipment and vehicles worldwide. The Group determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The balances for the operating and finance leases where the Group is the lessee are presented as follows within the consolidated balance sheet:

	December 31,	December 31,
	2022	2023
Operating leases:
Right-of-use assets - operating lease	7,374,456	11,404,116
Current portion of operating lease liabilities	1,025,968	1,743,156
Non-current operating lease liabilities	6,517,096	10,070,057
Total operating lease liabilities	7,543,064	11,813,213
Finance leases:
Right-of-use assets - finance lease	49,205	55,985
Current portion of finance lease liabilities	30,609	25,311
Non-current finance lease liabilities	14,457	22,173
Total finance lease liabilities	45,066	47,484

The components of lease expenses were as follows:

	Year Ended December 31,
Lease cost:	2022	2023
Amortization of right-of-use assets	1,141,740	1,529,463
Interest of operating lease liabilities	310,701	566,704
Expenses for short-term leases within 12 months and other non-lease component	407,850	544,640
Total lease cost	1,860,291	2,640,807

Other information related to leases where the Group is the lessee is as follows:

	As of December 31,		As of December 31,
	2022		2023
Weighted-average remaining lease term:
Operating leases	11.6	years	12.0	years
Finance leases	2.9	years	4.4	years

Weighted-average discount rate:
Operating leases	5.09%		4.92%
Finance leases	5.58%		5.22%

Supplemental cash flow information related to leases where we are the lessee is as follows:

	For the Year Ended December 31,
	2022	2023
Operating cash outflows from operating leases	1,280,125	2,220,978
Operating cash outflows from finance leases (interest payments)	4,906	2,122
Financing cash outflows from finance leases	27,489	37,511
Right-of-use assets obtained in exchange for lease liabilities	5,820,041	6,339,111

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

As of December 31, 2022 and 2023, the maturities of our operating and finance lease liabilities (excluding short-term leases) are as follows:

	As of December 31,		As of December 31,
	2022		2023
	Operating	Finance	Operating	Finance
	Leases	Leases	Leases	Leases
2023	1,574,692	35,151	—	—
2024	1,426,176	17,299	2,658,392	28,395
2025	1,213,535	6,717	1,949,316	11,342
2026	1,038,903	6,277	1,724,905	10,588
2027	837,505	4,737	1,449,608	8,899
2028	768,279	294	1,173,595	4,880
Thereafter	4,499,959	1,856	8,241,769	2,319
Total minimum lease payments	11,359,049	72,331	17,197,585	66,423
Less: Interest	(3,815,985)	(27,265)	(5,384,372)	(18,939)
Present value of lease obligations	7,543,064	45,066	11,813,213	47,484
Less: Current portion	(1,025,968)	(30,609)	(1,743,156)	(25,311)
Long-term portion of lease obligations	6,517,096	14,457	10,070,057	22,173

As of December 31, 2022 and 2023, the Group had future minimum lease payments for non-cancelable short-term operating leases of RMB304,213 and RMB537,432, respectively.

16.  Revenue

Revenue by source consists of the following:

	Year Ended December 31,
	2021	2022	2023
Vehicle sales	33,169,740	45,506,581	49,257,270
Parts, accessories and after-sales vehicle services	806,079	1,228,385	2,337,490
Provision of power solution	811,809	1,016,094	1,666,346
Others	1,348,795	1,517,501	2,356,827
Total	36,136,423	49,268,561	55,617,933

For the years ended December 31, 2021, 2022 and 2023, revenue recognised at a point in time was RMB35,416,050, RMB47,734,716 and RMB53,401,464, respectively, and revenue recognised over time was RMB720,373, RMB1,533,845 and RMB2,216,470, respectively.

17.  Deferred Revenue/Income

The following table shows a reconciliation in the current reporting period related to carried-forward deferred revenue/income.

	Year Ended December 31,
	2021	2022	2023
Deferred revenue/income–beginning of year	1,061,254	2,197,766	3,561,890
Additions	1,934,086	2,483,462	3,138,343
Recognition	(795,878)	(1,124,186)	(1,705,134)
Effects on foreign exchange adjustment	(1,696)	4,848	944
Deferred revenue/income–end of year	2,197,766	3,561,890	4,996,043

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Deferred revenue mainly includes the transaction price allocated to the performance obligations that are unsatisfied, or partially satisfied, which mainly arises from the undelivered home chargers, the vehicle connectivity services, the extended warranty services, battery swapping services as well as the points offered to customers, with unrecognized deferred revenue balance of RMB3,546,849 and RMB4,996,043 as of December 31, 2022 and 2023, respectively.

The Group expects that approximately 39% of the transaction price allocated to unsatisfied performance obligation as at December 31, 2023 will be recognized as revenue during the period from January 1, 2024 to December 31, 2024. The remaining 61% will be recognized during the period from January 1, 2025 to June 30, 2028.

Deferred income includes the reimbursement from a depository bank in connection with the advancement of the Company’s ADS and investor relations programs in the next five years. The Company initially recorded the payment from the depository bank as deferred income and then recognized as other income over the beneficial period, with unrecognized deferred income balance of RMB15,041 and nil as of December 31, 2022 and 2023, respectively.

18.  Manufacturing in collaboration with JAC

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

In conjunction with the aforementioned manufacturing cooperation agreement, in December 2022, the Group and JAC entered into an Asset Transfer Agreement where the Group agreed to sell and JAC agreed to acquire certain production facilities (the “Transferred Assets”) with a total consideration of RMB1.7 billion inclusive of tax. As of December 31, 2022, JAC had accepted the Transferred Assets and assumed the legal title of the Transferred Assets. Considering that (1) the Transferred Assets are designated to be used for the manufacturing of the Group’s vehicle models only and do not have substantive alternative use; (2) all costs incurred in relation to the Transferred Assets, including depreciation and maintenance costs and relevant tax and surcharges, are undertaken by and charged to the Group; (3) the Group also has the right to obtain the economic benefits from all outputs of the Transferred Assets, management concluded that the Group still retained the control of the Transferred Assets and this transaction was a failed sale and leaseback transaction with no sales of the Transferred Assets recognized by the Group. The Transferred Assets continue to be accounted for as the Group’s property, plant and equipment subject to depreciation. The sales consideration from JAC will be recorded as a financing payable when the Group receives the cash. As of December 31, 2023, JAC had fully paid the consideration. In December 2023, pursuant to an asset transfer agreement with JAC, the Group agreed to purchase the Transferred Assets back at the consideration of RMB1.7 billion,inclusive of tax, and the consideration was paid in full by end of December 2023. In December 2023, the Group also agreed to purchase the production facilities in F1 Plant from JAC at the consideration of RMB1.9 billion, inclusive of tax. As of December 31, 2023, both purchases of the Transferred Assets and F1 Plant have been consummated.

For the years ended December 31, 2021, 2022 and 2023, the aggregate fees to JAC under the above collaboration arrangement were RMB715,118, RMB1,126,523 and RMB1,318,524, respectively, and were included in cost of sales.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

19.  Research and Development Expenses

Research and development expenses consist of the following:

	For the Year Ended December 31,
	2021	2022	2023
Employee compensation	2,658,158	6,684,971	8,998,415
Design and development expenses	1,572,834	3,276,915	3,019,403
Depreciation and amortization expenses	214,312	333,097	720,737
Rental and related expenses	53,846	193,132	273,493
Travel and entertainment expenses	43,732	111,531	135,891
Others	48,970	236,615	283,460
Total	4,591,852	10,836,261	13,431,399

20.  Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of the following:

	For the Year Ended December 31,
	2021	2022	2023
Employee compensation	2,894,308	4,532,553	5,929,888
Marketing and promotional expenses	1,428,290	1,775,539	2,642,531
Rental and related expenses	845,512	1,336,575	1,683,929
Professional services	521,327	944,160	550,011
IT consumable, office supply and other low value consumable	247,828	545,498	581,193
Depreciation and amortization expenses	337,708	484,363	672,669
Other Taxes and Surcharges	198,572	285,076	290,456
Travel and entertainment expenses	80,726	162,924	218,396
Expected credit losses	54,332	48,707	(26,315)
Others	269,529	421,724	341,798
Total	6,878,132	10,537,119	12,884,556

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

21.  Redeemable non-controlling interests

Investment in NIO China

On April 29, 2020, the Company and certain of its subsidiaries entered into definitive agreements, as amended and supplemented in May and June 2020, for investments in NIO China, with a group of investors (collectively, the “Strategic Investors”), pursuant to which, the Strategic Investors agreed to invest an aggregate of RMB7.0 billion in cash into NIO China for its non-controlling interest. In June and July 2020, the Company received RMB5.0 billion. On September 16, 2020, pursuant to a share transfer agreement, the Company repurchased 8.612% equity interests owned by one of the Strategic Investors with the total consideration of RMB511,458, consisting of the actual capital investment plus accrued interest, and the Group assumed the remaining cash consideration obligation of RMB2.0 billion of the Strategic Investors. On February 2021, the Group, purchased from two of the Strategic Investors an aggregate of 3.305% equity interests in NIO China for a total consideration of RMB5.5 billion and subscribed for newly increased registered capital of NIO China at a subscription price of RMB10.0 billion. In September 2021, the Company repurchased 1.418% equity interests from the Strategic Investors for a total consideration of RMB2.5 billion and recorded an amount of RMB2,023,534 in accretion on redeemable non-controlling interests to redemption value. As of December 31, 2023, the Company held 92.114% controlling equity interests in NIO China.

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

For the years ended December 31, 2021, 2022 and 2023, the Company recorded RMB6,586,579,RMB279,355 and RMB303,163 of accretion on redeemable non-controlling interests to redemption value. As of December 31, 2022 and 2023, the balance of redeemable non-controlling interests was RMB3,557,221 and RMB3,860,384, respectively.

22.  Ordinary Shares

Upon inception, each ordinary share was issued at a par value of US$0.00025 per share. Various numbers of ordinary shares have been issued to share-based compensation award recipients since inception. Each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, each Class B ordinary share shall entitle the holder thereof to four (4) votes on all matters subject to vote at general meetings of the Company, and each Class C ordinary share shall entitle the holder thereof to eight (8) votes on all matters subject to vote at general meetings of the Company.

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

As of December 31, 2022 and 2023, the authorized share capital of the Company is US$1,000 divided into 4,000,000,000 shares, comprising of: 2,632,030,222 Class A Ordinary Shares, nil Class B Ordinary Shares and 148,500,000 Class C Ordinary Shares, each at a par value of US$0.00025 per share, and 1,219,469,778 shares of a par value of US$0.00025 each of such class or classes as the board of directors may determine.

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

In 2023, the Company completed a US$2,943.5 million strategic equity investment from CYVN Investments RSC Ltd, an affiliate of CYVN Holdings L.L.C., an investment vehicle majority owned by the Abu Dhabi Government (collectively referred to as “CYVN Entities”) which subscribed 378,695,543 newly issued Class A ordinary shares from the Company.

As disclosed in Note 13 (ii), in 2022 and 2023, certain convertible notes were converted by respective holders, pursuant to which the Company issued 8,978,401 and nil ADSs, respectively.

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

As of December 31, 2022 and 2023, 4,000,000,000 ordinary shares were authorized, 1,680,220,892 shares and 2,073,522,118 shares were issued, and 1,662,159,868 shares and 2,055,461,094 shares were outstanding, respectively. The share number excludes 24,279,105 Class A Ordinary Shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans.

23.  Non-controlling interest

Investment in NIO AI Technology

In March 2021, the Group established a subsdiary named NIO AI Technology by subscribing its ordinary shares with equity interests of 51% and the remaining interests held by an employee of the Group. In August 2022, the Group subscribed a certain number of Series Seed Preferred Shares issued by NIO AI Technology. Upon the completion of this transaction, the Group held 96.97% equity interests in NIO AI Technology and continued to control NIO AI Technology. The Group accounted for the change of equity interests in NIO AI as an equity transaction by adjusting the carrying value of the non-controlling interests and the Group’s additional paid-in capital with an amount of RMB184,085.

24.  Share-based Compensation

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	For the Year Ended December 31,
	2021	2022	2023
Cost of sales	34,009	66,914	83,972
Research and development expenses	406,940	1,323,370	1,517,206
Selling, general and administrative expenses	569,191	905,612	767,863
Total	1,010,140	2,295,896	2,369,041

There was no income tax benefit recognized in the consolidated statements of comprehensive loss for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets in the years ended December 31, 2021, 2022 and 2023.

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

In 2016, 2017 and 2018, the Board of Directors further approved the 2016 Stock Incentive Plan (the “2016 Plan”), the 2017 Stock Incentive Plan (the “2017 Plan”) and the 2018 Stock Incentive Plan (the “2018 Plan”). The share options of the Company under the 2016 Plan, 2017 Plan and 2018 Plan have a contractual term of seven or ten years from the grant date, and vest immediately or over a period of four or five years of continuous service.

The Group recognized the share options and restricted shares of the Company granted to the employees of the Group on a straight-line basis over the vesting term of the awards, net of estimated forfeitures.

(i) Share Options

The following table summarizes activities of the Company’s share options under the 2016, 2017 and 2018 Plans for the years ended December 31, 2021, 2022 and 2023:

		Weighted	Weighted
	Number of	Average	Average	Aggregate
	Options	Exercise	Remaining	Intrinsic
	Outstanding	Price	Contractual Life	Value
		US$	In Years	US$
Outstanding as of December 31, 2020	79,318,499	3.59	6.39	3,581,119
Granted	2,468,150	13.89	—	—
Exercised	(9,119,048)	2.31	—	—
Cancelled	(2,143,711)	12.59	—	—
Expired	(25,940)	19.03	—	—
Outstanding as of December 31, 2021	70,497,950	4.76	5.44	1,944,597
Granted	1,685,000	3.03	—	—
Exercised	(4,533,690)	2.58	—	—
Cancelled	(1,197,777)	10.76	—	—
Expired	(467,608)	12.03	—	—
Outstanding as of December 31, 2022	65,983,875	3.57	4.51	465,353
Granted	1,487,000	2.39	—	—
Exercised	(4,242,054)	2.63	—	—
Cancelled	(482,775)	10.25	—	—
Expired	(126,634)	37.34	—	—
Outstanding as of December 31, 2023	62,619,412	3.48	3.56	423,637
Vested and expected to vest as of December 31,2023	62,553,567	3.48	3.56	403,072
Exercisable as of December 31, 2023	58,961,360	3.35	3.43	399,989

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The total share-based compensation expenses recognized for share options during the years ended December 31, 2021, 2022 and 2023 was RMB534,641, RMB379,178 and RMB201,023, respectively. The weighted-average grant date fair value for options granted under the Company’s 2016, 2017 and 2018 Plans during the years ended December 31, 2021, 2022 and 2023 was US$33.54, US$19.27 and US$6.66, respectively, computed using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	For the Year Ended December 31,
	2021				2022				2023
Exercise price (US$)	2.39	-	42.20		2.39	-	19.91		2.39	-	2.39
Fair value of the ordinary shares on the date of option grant (US$)	39.54	-	42.20		10.34	-	19.61		6.66	-	6.66
Risk-free interest rate	1.08%	-	1.47%		2.50%	-	2.56%		3.70%	-	3.70%
Exercise multiple			2.5	x			2.5	x			2.5	x
Expected dividend yield			0%				0%				0%
Expected volatility			55%				56%				57%
Expected forfeiture rate (post-vesting)			2%				1.5%				1.8%

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

As of December 31, 2022 and 2023, there were RMB219,781 and RMB62,135 of unrecognized compensation expenses related to the stock options granted to the employees, which is expected to be recognized over a weighted-average period of 0.77 and 0.18 years, respectively.

(ii) Restricted shares

The fair value of each restricted share granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

Share-based compensation expenses of RMB20,820, RMB118,700 and RMB89,581 related to restricted shares granted to the employees of NIO US was recognized for the years ended December 31, 2021, 2022 and 2023, respectively.

The following table summarizes activities of the Company’s restricted shares to US employees under the 2016 Plan:

	Number of Restricted	Weighted Average
	Shares Outstanding	Grant Date Fair Value
		US$
Unvested at December 31, 2021	1,138,196	41.93
Granted	2,353,714	16.00
Vested	(291,069)	36.44
Forfeited	(232,483)	29.70
Unvested at December 31, 2022	2,968,358	23.87
Granted	1,190,820	10.02
Vested	(574,621)	23.97
Forfeited	(1,299,475)	20.66
Unvested at December 31, 2023	2,285,082	16.45

As of December 31, 2022 and 2023, there were RMB428,463 and RMB256,410 of unrecognized compensation expenses related to restricted shares granted to the employees of NIO US, which is expected to be recognized over a weighted-average period of 3.48 and 3.23 years, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The following table summarizes activities of the Company’s restricted shares to non-US employees under the 2017 and 2018 plan:

	Number of Restricted	Weighted Average
	Shares Outstanding	Grant Date Fair Value
		US$
Unvested at December 31, 2021	22,899,941	33.02
Granted	31,944,551	15.12
Vested	(4,687,528)	34.49
Forfeited	(3,172,211)	28.42
Unvested at December 31, 2022	46,984,753	22.88
Granted	23,749,757	8.67
Vested	(9,789,008)	23.32
Forfeited	(7,166,686)	18.79
Unvested at December 31, 2023	53,778,816	16.15

As of December 31, 2022 and 2023, there were RMB6,525,925 and RMB5,366,095 of unrecognized compensation expenses related to restricted shares granted to the non-US employees, which is expected to be recognized over a weighted-average period of 3.32 and 3.02 years, respectively.

Share-based compensation expenses of RMB437,166 and RMB1,744,712 and RMB1,999,820 related to restricted shares granted to the non-US employees was recognized for years ended December 31, 2021, 2022 and 2023, respectively.

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

The following table summarizes activities of A Plan for the year ended December 31, 2023:

		Weighted	Weighted
	Number of	Average	Average	Aggregate
	Options	Exercise	Remaining	Intrinsic
	Outstanding	Price	Contractual Life	Value
		US$	In Years	US$
Outstanding as of December 31, 2021	31,931,249	0.00001	9.84	35,888
Vested	(1,387,401)	0.00001	—	—
Outstanding as of December 31, 2022	30,543,848	0.00001	8.84	34,337
Granted	7,525,378	0.00001	—	—
Exercised	(3,663,406)	—	—	—
Cancelled	(5,401,320)	—	—	—
Outstanding as of December 31, 2023	29,004,500	0.00001	7.87	43,526

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

For the year ended December 31, 2021, 2022 and 2023, the weighted average grant date fair values of options granted were US$1.12, US$1.12 and US$1.10 per share respectively. The estimated fair value of each option granted is estimated on the date of grant using the binominal option-pricing model with the assumptions (or ranges thereof) in the following table:

For the Year Ended
December 31,
2021, 2022 and 2023
Fair value of the ordinary shares on the date of option grant (US$)	1.00-1.01
Risk-free interest rate	1.58%
Expected term (in years)	10
Expected dividend yield	0%
Expected volatility	52%
Expected forfeiture rate (post-vesting)	2%

For the years ended December 31, 2021, 2022 and 2023, total share-based compensation expenses for the share options granted under A Plan were RMB17,513,RMB53,306 and RMB78,617 respectively. As of December 31, 2022 and 2023, there were RMB170,091 and RMB155,843 of unrecognized share-based compensation expenses related to the share options granted. The expenses were expected to be recognized over a weighted-average period of 2.2 and 1.3 years, respectively.

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

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC effective from 2023 onwards, enterprises engaging in research and development activities are entitled to claim 200% of their qualified research and development expenses so incurred as tax deductible expenses when determining their assessable profits for the year (‘Super Deduction’). The additional deduction of 100% of qualified research and development expenses can only be claimed directly in the annual EIT filing and subject to the approval from the relevant tax authorities.

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

Other Countries

The statutory income tax rates of other countries where the Company’s subsidiaries having significant operations for the years ended December 31, 2021, 2022 and 2023 are as follows:

	For the Year Ended December 31,
	2021	2022	2023
United States	29.84%	29.84%	29.84%
United Kingdom	19.00%	19.00%	19.00%
Germany	32.98%	32.98%	32.98%
Norway	22.00%	22.00%	22.00%
Netherlands	25.00%	25.80%	25.80%

Composition of income tax expense for the periods presented are as follows:

	For the Year Ended December 31,
	2021	2022	2023
Current income tax expense	23,565	62,348	59,943
Deferred income tax expense/(benefit)	18,700	(7,245)	200,892
Total	42,265	55,103	260,835

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Reconciliations of the income tax expense computed by applying the PRC statutory income tax rate of 25% to the Group’s income tax expense of the years presented are as follows:

	For the Year Ended December 31,
	2021	2022	2023
Loss before income tax expense	(3,974,684)	(14,382,001)	(20,458,918)
Income tax benefit computed at PRC statutory income tax rate of 25%	(993,671)	(3,595,500)	(5,114,730)
Non-deductible expenses	29,325	23,484	58,852
Foreign tax rates differential	100,690	395,543	481,318
Additional 100%/75% tax deduction for qualified research and development expenses	(546,805)	(750,736)	(1,432,723)
FDII Deduction	—	(10,356)	—
Tax exempted interest income	(2,194)	(8,847)	(25,017)
US tax credits	(30,273)	(45,446)	(36,746)
Prior year True-ups	286,693	110,581	242,392
Effect of tax rate change	—	490,855	—
Others	(1,206)	(5,154)	316
Change in valuation allowance	1,199,706	3,450,679	6,087,173
Income tax expense	42,265	55,103	260,835

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The Group’s deferred tax assets and liabilities consist of the following components:

	As of December 31,
	2021	2022	2023
Deferred tax assets
Net operating loss carry-forwards	7,294,844	9,711,744	14,850,298
Accrued and prepaid expenses	1,136,278	1,666,519	1,635,032
Deferred revenue	559,815	940,633	1,241,114
Tax credit carry-forwards	243,198	301,437	347,340
Property, plant and equipment, net	—	—	158,609
Unrealized financing expense	28,796	33,140	64,870
Intangible assets	85,439	89,328	59,375
Allowance against receivables	19,500	27,386	28,435
Deferred rent	—	29,731	80,240
Share-based compensation	10,695	6,951	19,846
Write-downs of inventory	713	452	47,733
Advertising expenses in excess of deduction limit	705	188	33
Equity securities without readily determinable fair value	—	—	953
Equity securities with readily determinable fair value	—	150	717
Unrealized foreign exchange loss	—	1,704	2,364
Others	711	4,224	3,539
Less: Valuation allowance	(9,216,725)	(12,727,355)	(18,538,828)
Subtotal	163,969	86,232	1,670

Deferred tax liabilities
Equity securities without readily determinable fair value	(15,975)	(6,435)	—
Equity securities with readily determinable fair value	(2,725)	—	—
Equity method investments	—	(5,170)	(7,283)
Available for sale debt investment	(6,499)	(206,734)	—
Equity securities	—	—	(206,734)
Property, plant and equipment, net	(143,512)	(86,082)	—
Deferred rent	(18,752)	—	—
Unrealized foreign exchange gain	(1,705)	—	—
Subtotal	(189,168)	(304,421)	(214,017)
Total deferred tax liabilities, net	(25,199)	(218,189)	(212,347)

Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years. Movement of valuation allowance is as follow:

	As of December 31,
	2021	2022	2023
Valuation allowance
Balance at beginning of the year	8,019,519	9,216,725	12,727,355
Additions	1,197,206	3,510,630	5,811,473
Balance at end of the year	9,216,725	12,727,355	18,538,828

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The Group has tax losses arising in Mainland China of RMB61,331,790 that will expire in one to ten years for deduction against future taxable profit.

Loss expiring in 2024	2,045,428
Loss expiring in 2025	3,860,354
Loss expiring in 2026	2,380,002
Loss expiring in 2027	9,180,600
Loss expiring in 2028	14,701,895
Loss expiring in 2029	5,334,423
Loss expiring in 2030	156,199
Loss expiring in 2031	4,833,296
Loss expiring in 2032	7,153,295
Loss expiring in 2033	11,686,298
Total	61,331,790

The Group has tax losses arising in Hong Kong of RMB3,178,917 for which could be carried forward indefinitely against future taxable income. The Group has tax losses arising in United States of RMB4,323, RMB593,406 and RMB1,866,675 that will expire in thirteen, fourteen and infinite years for deduction against future taxable income. As of December 31, 2022 and 2023, the Group provided full valuation allowances for the above net operating loss carry-forwards.

Uncertain Tax Position

The Group did not identify any significant unrecognized tax benefits for each of the periods presented. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2023.

Tax years subject to examination by major jurisdictions

In general, the PRC tax authorities have up to five years to review a company’s tax filings. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for tax years 2019 through 2023 remain subject to the review by the relevant PRC tax authorities.

26.  Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2021, 2022 and 2023 as follows:

	For the Year Ended December 31,
	2021	2022	2023
Numerator:
Net loss	(4,016,949)	(14,437,104)	(20,719,753)
Accretion on redeemable non-controlling interests to redemption value	(6,586,579)	(279,355)	(303,163)
Net loss attributable to non-controlling interests	31,219	157,014	(124,051)
Net loss attributable to ordinary shareholders of NIO Inc. for basic/dilutive net loss per share	(10,572,309)	(14,559,445)	(21,146,967)
Denominator:
Weighted-average number of ordinary shares outstanding – basic and diluted	1,572,702,112	1,636,999,280	1,700,203,886
Basic and diluted net loss per share attributable to ordinary shareholders of NIO Inc.	(6.72)	(8.89)	(12.44)

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

For the years ended December 31, 2021, 2022 and 2023, the Company had potential ordinary shares, including non-vested restricted shares, option granted and convertible notes. As the Group incurred losses for the years ended December 31, 2021, 2022 and 2023, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted average numbers of these potential ordinary shares outstanding are as following:

	For the Year Ended December 31,
	2021	2022	2023
Restricted shares	1,358,110	4,051,753	—
Outstanding weighted average options granted	56,768,907	55,132,378	43,876,236
Convertible notes	45,323,169	37,671,003	57,008,080
Total	103,450,186	96,855,134	100,884,316

27.  Related Party Balances and Transactions

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of Entity or Individual	Relationship with the Group
Beijing Welion New Energy Technology Co., Ltd.	An investee of the Group
Kunshan Siwopu Intelligent Equipment Co., Ltd.	An investee of the Group
Nanjing Weibang Transmission Technology Co., Ltd.	An investee of the Group
Wuhan Weineng Battery Assets Co., Ltd.	An investee of the Group
Xunjie Energy (Wuhan) Co., Ltd.	An investee of the Group
Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd.	An investee of the Group
Beijing Bit Ep Information Technology Co., Ltd.	Controlled by Principal Shareholder
Beijing Weixu Business Consulting Co., Ltd.	Significantly influenced by Principal Shareholder
Beijing Yiche Interactive Advertising Co., Ltd.	Controlled by Principal Shareholder
Hefei Chuangwei Information Consultation Co., Ltd.	Controlled by Principal Shareholder
Huang River Investment Limited	Controlled by Principal Shareholder
Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd.	Controlled by Principal Shareholder
Ningbo Meishan Free Trade Port Weilai Xinneng Investment Management Co., Ltd.	Significantly influenced by Principal Shareholder
Shanghai Weishang Business Consulting Co., Ltd.	Significantly influenced by Principal Shareholder
Tianjin Boyou Information Technology Co., Ltd.	Controlled by Principal Shareholder
Wistron Info Comm (Kunshan) Co., Ltd.	Non-controlling shareholder of subsidiary
Xtronics Innovation Ltd.	Non-controlling shareholder of subsidiary

In February 2022, the Group disposed its equity interests in Suzhou Zenlead XPT New Energy Technologies Co., Ltd.. Since then, Suzhou Zenlead was no longer the Group’s related party.

(a) The Group entered into the following significant related party transactions:

(i) Provision of service

For the years ended December 31, 2021, 2022 and 2023, service income was primarily generated from property management，administrative support, research and development services and BaaS battery buy-out services the Group provided to its related parties.

	For the Year Ended December 31,
	2021	2022	2023
Wuhan Weineng Battery Assets Co., Ltd.	56,095	120,967	166,027
Nanjing Weibang Transmission Technology Co., Ltd.	1,586	1,683	1,153
Beijing Weixu Business Consulting Co., Ltd.	220	37	—
Total	57,901	122,687	167,180

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(ii) Acceptance of advertising and IT support services

	For the Year Ended December 31,
	2021	2022	2023
Tianjin Boyou Information Technology Co., Ltd.	217	8,984	7,823
Beijing Bit Ep Information Technology Co., Ltd.	4,533	—	—
Beijing Yiche Interactive Advertising Co., Ltd.	472	—	—
Total	5,222	8,984	7,823

(iii) Cost of manufacturing consignment

	For the Year Ended December 31,
	2021	2022	2023
Suzhou Zenlead XPT New Energy Technologies Co., Ltd.	89,286	—	—

As of December 31, 2023, the outstanding warranty obligations have been fully repaid by the Group.

(iv) Purchase of raw material or property, plant and equipment

	For the Year Ended December 31,
	2021	2022	2023
Kunshan Siwopu Intelligent Equipment Co., Ltd.	876,510	728,096	1,062,521
Xunjie Energy (Wuhan) Co., Ltd.	67,350	90,132	111,875
Nanjing Weibang Transmission Technology Co., Ltd.	213,867	248,604	73,071
Total	1,157,727	1,066,832	1,247,467

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(v) Sales of goods

	For the Year Ended December 31,
	2021	2022	2023
Wuhan Weineng Battery Assets Co., Ltd.	4,138,187	3,103,871	1,457,500
Shanghai Weishang Business Consulting Co., Ltd.	157	229	199
Hefei Chuangwei Information Consultation Co., Ltd.	—	1,798	194
Beijing Yiche Interactive Advertising Co., Ltd.	485	—	—
Kunshan Siwopu Intelligent Equipment Co., Ltd.	370	—	—
Total	4,139,199	3,105,898	1,457,893

(vi) Acceptance of R&D and maintenance service

	For the Year Ended December 31,
	2021	2022	2023
Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd.	—	107,144	184,279
Beijing Welion New Energy Technology Co., Ltd.	—	—	34,016
Wuhan Weineng Battery Assets Co., Ltd.	—	8,508	23,878
Kunshan Siwopu Intelligent Equipment Co., Ltd.	7,265	13,956	—
Xunjie Energy (Wuhan) Co., Ltd.	929	3,735	—
Ningbo Meishan Free Trade Port Weilai Xinneng Investment Management Co., Ltd.	—	3,015	—
Total	8,194	136,358	242,173

(vii) Sale of raw material or property, plant and equipment

	For the Year Ended December 31,
	2021	2022	2023
Wuhan Weineng Battery Assets Co., Ltd.	—	1,012	5,597

(viii) Convertible notes issued to related parties and interest accrual

	For the Year Ended December 31,
	2021	2022	2023
Huang River Investment Limited	15,316	13,712	11,234

(ix) Purchase of equity investee

	Year Ended December 31,
	2021	2022	2023
Weilan (Note 9)	50,000	—	—

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(b) The Group had the following significant related party balances:

(i) Amounts due from related parties

	As of December 31,
	2022	2023
Wuhan Weineng Battery Assets Co., Ltd.	1,376,584	1,714,659
Kunshan Siwopu Intelligent Equipment Co., Ltd.	8,647	13,050
Hefei Chuangwei Information Consultation Co., Ltd.	2,032	2,249
Nanjing Weibang Transmission Technology Co., Ltd.	283	1,440
Shanghai Weishang Business Consulting Co., Ltd.	148	—
Total	1,387,694	1,731,398

(ii) Amounts due to related parties

	As of December 31,
	2022	2023
Kunshan Siwopu Intelligent Equipment Co., Ltd.	262,712	358,083
Xunjie Energy (Wuhan) Co., Ltd.	14,517	75,157
Wuhan Weineng Battery Assets Co., Ltd.	58,497	60,187
Beijing WeLion New Energy Technology Co., Ltd.	—	25,843
Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd.	23,279	19,869
Nanjing Weibang Transmission Technology Co., Ltd.	22,293	16,099
Tianjin Boyou Information Technology Co., Ltd.	48	6,200
Shanghai Weishang Business Consulting Co., Ltd.	—	186
Ningbo Meishan Free Trade Port Weilai Xinneng Investment Management Co., Ltd.	3,015	—
Wistron Info Comm (Kunshan) Co., Ltd.	167	—
Xtronics Innovation Ltd.	83	—
Total	384,611	561,624

(iii) Short-term borrowing and interest payable

	As of December 31,
	2022	2023
Huang River Investment Limited	3,918	216,465

(iv) Long-term borrowing

	As of December 31,
	2022	2023
Huang River Investment Limited	208,938	—

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

28.  Commitment and Contingencies

(a) Capital commitments

Capital expenditures contracted for at the balance sheet dates but not recognized in the Group’s consolidated financial statements are as follows:

	As of December 31,
	2022	2023
Property, plant and equipment	4,541,383	5,465,192
Leasehold improvements	807,666	552,626
Total	5,349,049	6,017,818

(b) Contingencies

Between March and July 2019, several securities class action lawsuits were filed against the Group, certain of the Group’s directors and officers, the underwriters in the IPO and the process agent. Some of these actions have been withdrawn, transferred, consolidated or dismissed. One action commenced during the aforementioned time period remains pending, under the caption In re NIO, Inc. Securities Litigation, 1:19-cv-01424, in the U.S. District Court for the Eastern District of New York (E.D.N.Y.). The plaintiffs in this case allege, in sum and substance, that the Group’s statements in the registration statement and/or other public statements were false or misleading and in violation of the U.S. federal securities laws. The Court denied the Group’s motion to dismiss in August 2021, and granted plaintiffs’ motion for class certification in August 2023. Discovery is ongoing.

Between August and September 2022, two complaints were filed against the Group, its CEO and its CFO in the federal district court for the Southern District of New York (S.D.N.Y.), in the actions captioned Saye v. NIO Inc. et al., Case No. 1:22-cv-07252 (S.D.N.Y.) and Bohonok v. NIO Inc. et al., Case No. 1:22-cv-07666 (S.D.N.Y.). Relying on a short seller report, these complaints allege that certain of the Group’s public disclosures between August 2020 and July 2022 contained false statements or omissions in violation of the Exchange Act. On December 14, 2022, the court consolidated the two actions and appointed a lead plaintiff. Briefing on the Group’s motion to dismiss was completed on July 31, 2023. The Court’s decision on the motion to dismiss is pending.

The aforementioned actions remain in their preliminary stages. The Group is currently unable to determine the outcomes of these actions or any estimate of the amount or range of any potential loss, if any, associated with resolution of such lawsuits, if they proceed.

On March 22, 2021, two individual plaintiffs filed a complaint in the Superior Court of the State of California, County of Santa Clara against the Company, several of its subsidiaries and certain unnamed individual defendants. Plaintiffs allege that they were former employees or contractors of the Company and its subsidiaries and that they had been discriminated and wrongfully terminated by the Company and its subsidiaries, allegedly in violation of various state and federal laws. Plaintiffs seek compensatory damages, including back pay, equity and lost earnings, the amounts of which have yet to be ascertained. On July 7, 2021, two of the Company’s subsidiaries filed a request to remove the case from state to federal court. Plaintiffs opposed the removal. On May 3, 2022, the Federal District Court remanded the case to the state court. On June 2, 2022, the Company filed a motion to quash service of the complaint for lack of personal jurisdiction with the Superior Court of the State of California. On September 22, 2022, the Court issued an order finding that Plaintiffs have not met their burden to establish the court's jurisdiction over NIO Inc., but also granted limited jurisdictional discovery with respect to the relationship between NIO Inc. and its U.S.-based subsidiaries. Document production has been paused as Plaintiffs and the Defendants have engaged in mediation and settlement discussions. The Parties are now in the processof final settelement. The settlement amount is not considered to be significant.

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business, such as disputes with landlords, suppliers, employees, etc. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any of such matters will have a material adverse effect on the consolidated balance sheets, comprehensive loss or cash flows on an individual basis or in the aggregate. As of December 31, 2022 and 2023, other than as disclosed above, the Group is not a party to any material legal or administrative proceedings.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

29. Subsequent Events

(a) Completion of the Repurchase Right Offer for Convertible Senior Notes due 2026

On February 1, 2024, the Group completed the repurchase right offer relating to its 0.00% Convertible Senior Notes due 2026 (the “2026 Notes”). US$300,536 aggregate principal amount of the 2026 Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. Following settlement of the repurchase, US$912 aggregate principal amount of the 2026 Notes remain outstanding and continue to be subject to the existing terms of the Indenture and the Notes.

(b) Completion of the Asset-backed Notes Issuance

In January 2024, the Group entered into another asset-backed securitization arrangement with issuance of the notes at the total amount of RMB2,450,000 and securitized receivables arising from auto financing arrangements through the transfer of those assets to a securitization vehicle. It is a revolving arrangement where the Group provides management, administration and collection services (at market rates) on the transferred financial assets, but only retains an insignificant economic interest in the securitization vehicle. As a result, the Group will not consolidate the securitization vehicle (thereby derecognizing transferred receivables) under US GAAP.

(c) Amended shareholders agreement for NIO China

On March 30, 2024, the Company and certain of its subsidiaries entered into a shareholders agreement with the Strategic Investors, which amended certain shareholders’ rights in NIO China, including the redemption rights. In particular, if NIO China fails to complete the listing application or to issue the material assets restructuring plan related to the qualified initial public offering before December 31, 2027, or fails to complete the qualified initial public offering before December 31, 2028, the Strategic Investors may request the Company to redeem the equity interest in NIO China then held by them.

30.  Parent Company (the “Company”) Only Financial Information

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2023.

Condensed Balance Sheets

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	7,076,550	22,676,489	3,193,917
Restricted cash	—	—	—
Short-term investments	696,460	1,499,939	211,262
Amounts due from subsidiaries of the Company	6,657,631	15,453,012	2,176,511
Amounts due from related parties	87	89	13
Prepayments and other current assets	114,263	70,356	9,909
Total current assets	14,544,991	39,699,885	5,591,612
Non-current assets:
Investments in subsidiaries and VIEs	21,328,304	2,783,143	391,997
Total non-current assets	21,328,304	2,783,143	391,997
Total assets	35,873,295	42,483,028	5,983,609
LIABILITIES
Current liabilities:
Amounts due to subsidiaries of the Company	1,775,951	1,928,100	271,567
Current portion of long-term borrowings	—	3,286,640	462,914
Accruals and other liabilities	73,580	146,330	20,610
Total current liabilities	1,849,531	5,361,070	755,091
Long-term borrowings	10,155,599	11,575,725	1,630,407
Total non-current liabilities	10,155,599	11,575,725	1,630,407
Total liabilities	12,005,130	16,936,795	2,385,498
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	2,668	3,368	474
Class C Ordinary Shares	254	254	36
Treasury shares	(1,849,600)	(1,849,600)	(260,511)
Additional paid in capital	94,593,062	117,717,254	16,580,128
Accumulated other comprehensive loss	1,036,011	432,991	60,986
Accumulated deficit	(69,914,230)	(90,758,034)	(12,783,002)
Total shareholders’ equity	23,868,165	25,546,233	3,598,111
Total liabilities and shareholders’ equity	35,873,295	42,483,028	5,983,609

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Condensed Statements of Comprehensive Loss

	For the Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(e)
Operating expenses:
Selling, general and administrative	(4,735)	(24,039)	(99,587)	(14,027)
Total operating expenses	(4,735)	(24,039)	(99,587)	(14,027)
Loss from operations	(4,735)	(24,039)	(99,587)	(14,027)
Interest and investment income	61,292	207,057	524,173	73,828
Interest expense	(471,270)	(113,277)	(207,649)	(29,247)
Gain on extinguishment of debt	—	138,332	170,193	23,971
Equity in loss of subsidiaries and VIEs	(3,632,893)	(14,138,689)	(21,349,555)	(3,007,022)
Other income/(loss), net	61,876	(351,874)	121,800	17,155
Loss before income tax expense	(3,985,730)	(14,282,490)	(20,840,625)	(2,935,342)
Income tax benefit/(expense)	—	2,400	(3,179)	(446)
Net loss	(3,985,730)	(14,280,090)	(20,843,804)	(2,935,788)
Accretion on redeemable non-controlling interests to redemption value	(6,586,579)	(279,355)	(303,163)	(42,700)
Net loss attributable to ordinary shareholders of NIO Inc.	(10,572,309)	(14,559,445)	(21,146,967)	(2,978,488)
Net loss	(3,985,730)	(14,280,090)	(20,843,804)	(2,935,788)
Total comprehensive loss	(4,196,578)	(12,967,779)	(21,446,824)	(3,020,721)
Accretion on redeemable non-controlling interests to redemption value	(6,586,579)	(279,355)	(303,163)	(42,700)
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(10,783,157)	(13,247,134)	(21,749,987)	(3,063,421)

Condensed Statements of Cash Flows

	For The Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash used in operating activities	(8,697)	(4,949,308)	(8,262,167)	(1,163,702)
CASH FLOWS FROM INVESTING ACTIVITIES
Net cash (used in)/provided by investing activities	(40,770,898)	9,140,766	(1,972,672)	(277,845)
CASH FLOWS FROM FINANCING ACTIVITIES
Net cash provided by/(used in) financing activities	22,382,871	(1,135,316)	25,782,226	3,631,351
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(445,787)	689,465	52,552	7,402
NET (DECREASE)/INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(18,842,511)	3,745,607	15,599,939	2,197,206
Cash, cash equivalents and restricted cash at beginning of the year	22,173,454	3,330,943	7,076,550	996,711
Cash, cash equivalents and restricted cash at end of the year	3,330,943	7,076,550	22,676,489	3,193,917

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