Form 20-F
period 2024-12-31
NIO Inc.
filed 2025-04-08
CIK 1736541

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024.
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

Yu Qu, Chief Financial Officer

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

As of December 31, 2024, there were (i) 1,953,174,559 Class A ordinary shares outstanding, par value US$0.00025 per share, and (ii) 148,500,000 Class C ordinary shares outstanding, par value US$0.00025 per share.

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

INTRODUCTION

In this annual report on Form 20-F, except where the context otherwise requires and for purposes of this annual report only:

●	“ADAS” refers to advanced driver assistance system;
●	“ADR” refers to the American depositary receipt that evidences the ADS;
●	“ADSs” refer to our American depositary shares, each of which represents one Class A ordinary share;
●	“AI” refers to artificial intelligence;
●	“Anhui NIO AT” refers to Anhui NIO AI Technology Co., Ltd., one of the VIEs;
●	“Anhui NIO DT” refers to Anhui NIO Data Technology Co., Ltd., one of the VIEs;
●	“Beijing NIO” refers to Beijing NIO Network Technology Co., Ltd., one of the VIEs;
●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.00025 per share;
●	“Class B ordinary shares” refer to the Class B ordinary shares that we historically authorized and issued, par value US$0.00025 per share. All the authorized Class B ordinary shares were redesignated as Class A ordinary shares at the annual general meeting held on August 25, 2022;
●	“Class C ordinary shares” refer to our Class C ordinary shares, par value US$0.00025 per share;
●	“EV” refers to electric passenger vehicle;
●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;
●	“Hong Kong Listing Rules” refer to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;
●	“ICE” refers to internal combustion engine;
●	“Main Board of the Hong Kong Stock Exchange” refers to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;
●	“Main Board of the Singapore Exchange” refers to the stock market operated by The Singapore Exchange Securities Trading Limited;
●	“NEVs” refer to new energy passenger vehicles;

●	“NIO,” “we,” “us,” “our company,” and “our” refer to NIO Inc., our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information, include the VIEs, namely Beijing NIO, Anhui NIO AT, Anhui NIO DT, and their subsidiary;
●	“Ordinary shares” refer to our Class A ordinary shares and Class C ordinary shares, each of par value US$0.00025 per share;
●	“Relevant Period” refers to the period commencing from the date on which any of our shares first become secondary listed on the Hong Kong Stock Exchange to and including the date immediately before the day on which the secondary listing is withdrawn from the Hong Kong Stock Exchange. As of the date of this annual report, we are in the Relevant Period;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“Singapore Exchange” refers to The Singapore Exchange Securities Trading Limited; and
●	“US$,” “dollars” or “U.S. dollars” refer to the legal currency of the United States.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.2993 to US$1.00, the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. Unless otherwise specified, the description of our vehicles, services and business models in this report refers to our business in China.

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

ITEM 3.       KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs

NIO Inc. is not an operating company in China but a Cayman Islands holding company with no equity ownership in its consolidated variable interest entities, or VIEs. We conduct our operations in China (i) primarily through our PRC subsidiaries, and (ii) to a much lesser extent, through the VIEs, namely Beijing NIO, Anhui NIO AT, and Anhui NIO DT, with each of which we maintain contractual arrangements, and their subsidiary. We have also established subsidiaries in the United States, Germany, the United Kingdom, Norway and other overseas jurisdictions to promote our services and businesses, enter into business contracts with offshore counterparties and hold overseas intellectual properties.

PRC laws and regulations (i) restrict and impose conditions on foreign investment in value-added telecommunication services, including without limitation, performing internet information services and holding certain related licenses; and (ii) prohibit foreign investment in certain services related to autonomous driving as well as the holding of related licenses by foreign entities. Additionally, in practice, subject to the qualifications set by China Banking and Insurance Regulatory Commission (currently known as the National Administration of Financial Regulation) for foreign shareholders of the insurance brokerage companies, the China Banking and Insurance Regulatory Commission typically would not approve the establishment of a foreign-invested insurance brokerage company to perform insurance brokerage services and hold certain related licenses. We operate these businesses in China through Beijing NIO, Anhui NIO AT, and Anhui NIO DT, or as referred to as the VIEs, and NIO Insurance Broker Co., Ltd., the subsidiary of Anhui NIO DT. We rely on contractual arrangements among our PRC subsidiaries, the VIEs and their nominee shareholders to maintain a controlling financial interest as the primary beneficiary of each VIE (as defined in U.S. GAAP, ASC 810). Under U.S. GAAP, we consolidate each VIE within our consolidated financial statements. Specifically, we operate value-added telecommunication services, including without limitation, performing internet information services, and hold certain related licenses, through Beijing NIO. We rely on the contractual arrangements with Anhui NIO DT and its shareholders to operate insurance brokerage services. NIO Insurance Broker Co., Ltd. currently holds an insurance brokerage license and provides insurance brokerage services primarily related to vehicles and properties. We intend to obtain requisite licenses for certain supporting functions during the development of our assisted and intelligent driving technology through Anhui NIO AT. As of the date of this annual report, the business operations of the VIEs are insignificant in relation to our total revenues and net loss. As used in this annual report, “NIO,” “we,” “us,” “our company,” and “our” refer to NIO Inc., our Cayman Islands holding company and its subsidiaries, and in the context of describing our operations and consolidated financial information, include the VIEs and NIO Insurance Broker Co., Ltd., the subsidiary of Anhui NIO DT.

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

Beijing NIO, Anhui NIO AT, and Anhui NIO DT and its subsidiary, taking into account all of their respective business with or without foreign investment restrictions and prohibitions under PRC laws, contributed insignificantly to our total revenues, accounting for nil, RMB13.8 million and RMB31.3 million (US$4.3 million) for the years ended December 31, 2022, 2023 and 2024, respectively. The VIEs provided services internally to our subsidiaries, and such services amounted to RMB89.2 million, RMB110.5 million and RMB126.3 million (US$17.3 million) for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2022, 2023 and 2024, none of Beijing NIO, Anhui NIO AT and Anhui NIO DT had significant operations or any material assets or liabilities.

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

Meanwhile, the PRC government has sought to exert more oversight and control over capital raising activities of listed companies that are conducted overseas and/or foreign investment in China-based issuers. In December 2021, the Cyberspace Administration of China, or the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators that conduct data process activities must be subject to the cybersecurity review if their activities affect or may affect national security. On February 17, 2023, China Securities Regulatory Commission, or the CSRC, released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which were formally implemented on March 31, 2023. According to these rules, domestic enterprises like us that have completed overseas listings are not required to file with CSRC immediately, but shall carry out filing procedures as required if we conduct refinancing or fall within other circumstances that require filing with the CSRC. Any failure to obtain or delay in obtaining such approval or completing such procedures could subject us to restrictions and penalties imposed by the CSRC, the CAC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our offshore offerings into China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities. We cannot predict whether or for how long we will be able to obtain such approval or filing.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023, signed into law on December 29, 2022, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board (United States), or the PCAOB, for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed NIO Inc. as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.”

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

Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange of the PRC, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs and their subsidiary in which we have no legal ownership, totaling RMB40,720.9 million, RMB42,256.2 million and RMB55,128.3 million (US$7,564.9 million) as of December 31, 2022, 2023 and 2024, respectively, and the net assets of the VIEs and their subsidiary that are restricted was RMB50.0 million, RMB54.7 million and RMB74.4 million (US$10.2 million) as of December 31, 2022, 2023 and 2024, respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on distributions by our PRC subsidiaries for our financing requirements, and any limitation on our PRC subsidiaries to make payments to us could have a material and adverse effect on our business.”

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

Under PRC law, NIO Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. NIO Inc. and its subsidiaries extended loans to the nominee shareholders of the VIEs for their investment in the VIEs, with outstanding principal amount of RMB50.1 million (US$6.9 million) as of each of December 31, 2022, 2023 and 2024. In addition, NIO Inc. and its subsidiaries also extended loans to the VIEs for operations with outstanding principal amount of RMB32.8 million, RMB86.9 million and RMB34.7 million (US$4.8 million) as of December 31, 2022, 2023 and 2024, respectively.

Pursuant to the exclusive business cooperation agreements between NIO Co., Ltd., or Shanghai NIO, a wholly-owned subsidiary of our company, and Beijing NIO, Shanghai NIO may adjust the payment time and payment method of the service fees, and Beijing NIO will accept any such adjustment. For the years ended December 31, 2022, 2023 and 2024, no service under the contractual arrangements was provided by Shanghai NIO and no service fee was paid by Beijing NIO to Shanghai NIO accordingly. We intend to determine the amount of service fee and payment method based on the working capital needs of Shanghai NIO and Beijing NIO, and settle such service fees accordingly in the future. Pursuant to a separate service agreement, for the years ended December 31, 2022, 2023 and 2024, Shanghai NIO paid Beijing NIO RMB0.7 million, RMB0.7 million and RMB0.7 million (US$0.1 million) for services provided by Beijing NIO.

Pursuant to the exclusive business cooperation agreement dated November 30, 2022 between Anhui NIO Autonomous Driving Technology Co., Ltd., or Anhui NIO AD, a wholly-owned subsidiary of our company, and Anhui NIO AT, Anhui NIO AD may adjust the payment time and payment method of the service fees, and Anhui NIO AT will accept any such adjustment. For the years ended December 31, 2022, 2023 and 2024, no service under the contractual arrangements was provided by Anhui NIO AD and no service fee was paid by Anhui NIO AT to Anhui NIO AD accordingly. We intend to determine the amount of service fee and payment method based on the working capital needs of Anhui NIO AD and Anhui NIO AT, and settle such service fees accordingly in the future. Pursuant to a separate service agreement, for the years ended December 31, 2022, 2023 and 2024, Anhui NIO AD paid Anhui NIO AT RMB70.1 million, RMB58.4 million and RMB171.4 million (US$23.5 million) for services provided by Anhui NIO AT.

Pursuant to the exclusive business cooperation agreement dated December 12, 2022 between NIO Holding Co., Ltd., or NIO China, a PRC subsidiary in which we hold 89.0% controlling equity interests, and Anhui NIO DT, NIO China may adjust the payment time and payment method of the service fees, and Anhui NIO DT will accept any such adjustment. For the years ended December 31, 2022, 2023 and 2024, no service under the contractual arrangements was provided by NIO China and no service fee was paid by Anhui NIO DT to NIO China accordingly. We intend to determine the amount of service fee and payment method based on the working capital needs of NIO China and Anhui NIO DT, and settle such service fees accordingly in the future.

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

As of December 31, 2022, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024, none of Beijing NIO, Anhui NIO AT and Anhui NIO DT had significant operations or any material assets or liabilities. As a result, the financial information related to the consolidated VIEs were insignificant to our consolidated financial statements.

A.          [Reserved]

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

Summary of Risk Factors

An investment in our ADSs and Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	The automotive market is highly competitive, and we face significant challenges in competing in our industry;
●	Our ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale is still evolving;
●	We have not been profitable, and only generated positive cash flows from operations in certain periods;
●	We have limited experience in independent manufacturing. Any delays in the manufacturing and launching of our products, or ramping up of our production capacity, could have a material adverse effect on our business;
●	Rising international political tensions, including changes in U.S. and European international trade policies and other cross-border investment regulations, particularly with regard to China, may adversely impact our business and operating results;
●	The unavailability, reduction or elimination of government and economic incentives or governmental policies which are favorable for electric vehicles and domestically produced vehicles could have a material adverse effect on our business;
●	Our current or future vehicles may not perform in line with customer expectations;
●	We may face challenges in providing our power solutions;
●	Our services may not be generally accepted by our users. If we are unable to provide satisfactory services for our users, our business and reputation may be materially and adversely affected;
●	We are dependent on our suppliers, many of whom are our single source suppliers for the components they supply;

●	We rely on Battery Asset Company to provide Battery as a Service to our users. If Battery Asset Company fails to achieve smooth and stable operations, our Battery as a Service may be materially and adversely affected; and
●	We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China (i) primarily through our PRC subsidiaries, and (ii) to a much lesser extent, the VIEs and their subsidiary. Investors in our ADSs and Class A ordinary shares thus are not purchasing equity interests in the VIEs in China but instead are purchasing equity interests in a Cayman Islands holding company. If the PRC government deems that our VIE arrangements do not comply with PRC laws, or if these PRC laws change, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group;
●	We rely on contractual arrangements with the VIEs and their shareholders to hold a controlling financial interest over each VIE, which may not be as effective as direct ownership in providing operational control;
●	Our ability to enforce the equity pledge agreements between us and the VIEs’ shareholders may be subject to limitations based on PRC laws and regulations; and
●	The shareholders of the VIEs have conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

We face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations;
●	Risks and uncertainties regarding the interpretation and enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us”;
●	The PRC government’s significant authority in regulating our operations and its oversight and control over capital raising activities of listed companies conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs”;
●	The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities. We cannot predict whether or for how long we will be able to obtain such approval or filing;

●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulations on internet-related business, automotive businesses and other business carried out by our PRC subsidiaries and the VIEs;
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections; and
●	Our ADSs may be prohibited from being traded in the United States under the HFCAA in the future if the PCAOB determines that it is unable to inspect or investigate completely auditor located in China. The delisting or prohibition of trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.”

Risks Related to Our ADSs and Class A Ordinary Shares

In addition to the risks described above, we are subject to risks related to our ADSs and Class A ordinary shares:

●	We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange;
●	If we change the listing venue of our securities, you may lose the shareholder protection mechanisms afforded under the regulatory regimes of the applicable securities exchange;
●	The trading prices of our listed securities have been and are likely to continue to be, volatile, which could result in substantial losses to investors;
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares and/or ADSs, the market price for our Class A ordinary shares and/or ADSs and trading volume could decline; and
●	Our dual-class voting structure will limit the holders of our Class A ordinary shares and ADSs to influence corporate matters, provide certain shareholders of ours with substantial influence and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Risks Related to Our Business and Industry

The automotive market is highly competitive, and we face significant challenges in competing in our industry.

The automotive market, particularly the market in China, is highly competitive. Our vehicles compete with both NEV and ICE vehicles, especially those targeting the mid- to high-end segment. Many of our current and potential competitors have significantly greater financial, technical, engineering, manufacturing, marketing and other resources than we do, and may be able to devote greater resources to the design, development, manufacturing, promotion, sale and support of their products.

Moreover, we expect competition in the China automotive market to intensify in light of increased product supply, intense price competition, reduced government subsidies, continuing globalization, and industry consolidation. Increased competition will place greater demand on, among others, product design and performance, technological innovation, pricing, product quality and safety, manufacturing efficiency, sales and marketing capabilities, service and charging options, and user satisfaction. Increasing competition may also lead to lower vehicle unit sales and increasing inventory, which may result in downward price pressure and may adversely affect our business, financial condition, results of operations, and prospects.

Furthermore, our competitive advantage as a leading and early-moving EV company will be compromised if our competitors achieve higher production and sales volumes, offer more favorable pricing, or introduce new products at a faster pace than we do. If our competitors introduce new vehicles or services that successfully compete with or surpass the quality or performance of our vehicles or services at more competitive prices, we may be unable to satisfy existing customers or attract new customers at the price levels that would allow us to generate attractive rates of return on our investment.

We may also be affected by the volatility of the overall China automotive market. Fluctuations in the growth rate of passenger vehicle sales and/or EV sales in China and shifting consumer demands for EVs in China could adversely affect our business, results of operations and financial condition.

Our ability to successfully compete in our industry is fundamental to our future success in existing and new markets and in growing our market share. There can be no assurance that we will be able to compete successfully in our markets. You should consider our business and prospects in light of the risks and challenges we face in our industry, including, among other things, with respect to our ability to:

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

Furthermore, our vehicles are highly technical products that will require maintenance and support. If we were to cease or cut back operations, even years from now, buyers of our vehicles from years earlier might encounter difficulties in maintaining their vehicles and obtaining satisfactory support. We believe that user confidence in our ability to provide our power solutions and assisted and intelligent driving functions and honor our obligations under our service package over a long period of time is one of the key factors in marketing our vehicles. As a result, consumers will be less likely to purchase our vehicles now if they are not convinced that our business will succeed or that our operations will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed.

Our ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale is still evolving.

Our future business depends in large part on our ability to execute on our plans to develop, manufacture, market and sell our electric vehicles. We plan to manufacture our vehicles in higher volumes than our present production capabilities.

Our continued development and manufacturing of our current and future vehicle models are and will be subject to risks, including with respect to:

●	our ability to secure necessary funding;
●	the equipment we use being able to accurately manufacture the vehicle within specified design tolerances;
●	compliance with environmental, workplace safety and similar regulations;
●	securing necessary components on acceptable terms and in a timely manner;
●	our ability to accurately assess user demand;
●	our ability to timely manufacture vehicles and expand production capacity;
●	delays in delivery of final component designs to our suppliers, or delays in the development and delivery of our core technologies and new vehicle models;
●	our ability to attract, recruit, hire and train skilled employees;
●	quality controls;
●	delays or disruptions in our supply chain;
●	our ability to maintain solid partnership with our suppliers; and
●	our ability to control costs and prevent budget overruns.

Historically, automobile customers have expected auto companies to periodically introduce new and improved vehicle models. However, we have limited experience designing, testing, manufacturing, marketing and selling our electric vehicles and therefore cannot assure you that we will be able to introduce new or improved vehicle models at a pace that meets customer expectations. Nor can we guarantee that the vehicle models we roll out from time to time will achieve market success. If our new vehicle models or upgraded versions of existing vehicle models are not well received by customers, our brand image and business performance may be adversely affected.

Any of the foregoing could have a material adverse effect on our results of operations and growth prospects.

We have not been profitable, and only generated positive cash flows from operations in certain periods.

We have not been profitable since our inception, and only generated positive cash flows from operations in certain periods. We incurred net losses of RMB14,437.1 million, RMB20,719.8 million and RMB22,401.7 million (US$3,069.0 million) for the years ended December 31, 2022, 2023 and 2024, respectively. In addition, although we generated positive operating cash flows in 2021, we had negative operating cash flows of RMB3,866.0 million, RMB1,381.5 million and RMB7,849.2 million (US$1,075.3 million) in 2022, 2023 and 2024, respectively.

We may continue to record net losses and negative operating cash flows in the near future. We may not be able to fulfill our obligations in providing vehicles and services to our users in respect of advances from customers, the failure of which may negatively affect our cash flow position. If we fail to generate sufficient revenue from our operations, or if we fail to maintain sufficient cash and financing, we may not have sufficient cash flows to fund our business, operations and capital expenditure and our business and financial position will be adversely affected.

We have made significant up-front investments in research and development, power network, sales and service network, manufacturing facilities as well as marketing activities to rapidly develop and expand our business. We expect to continue to invest significantly in these areas to further develop and expand our business, and these investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all. For example, we are developing new products to cover broader market segments and various core technologies such as assisted and intelligent driving technologies. We cannot assure you that we will be able to successfully execute our strategies and compete successfully against existing or future competitors in these areas. Additionally, the electric vehicle industry is witnessing intense price competition as many players adopt aggressive pricing strategies to gain market share. We may need to adjust our pricing, which could lead to a direct contraction of our margin levels, and adversely affect our financial condition and results of operations.

There can be no assurance that we will not experience liquidity problems in the future. We may not generate sufficient revenues, or we may incur substantial losses for a number of reasons, including lack of demand for our vehicles and services, increasing competition, challenging macro-economic environment, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenue or achieving profitability. Moreover, our operation efficiency also has a significant impact on our ability to generate profits. Failure to continuously improve our operation efficiency may lead to a decline in our net revenues, income and profitability. If we are unable to achieve profitability, we may have to reduce the scale of our operations, which may impact our business growth and adversely affect our financial condition and results of operations.

In addition, we face risks with respect to our capability to obtain sufficient external equity or debt financing. The electric vehicle industry that we operate in is highly capital-intensive, requiring significant capital for research and development, production capacity enhancement, and sales and service network expansion. Our financing efforts may be influenced by a number of factors, including general market conditions, regulatory uncertainties, and investor acceptance of our business plan. In particular, as we continue to advance our expansion into the international markets, we may be unsuccessful in new geographic markets as expected, which could raise concerns among investors and have a material adverse impact on our ability to obtain sufficient financing to support our further business development. If we are unable to obtain external financing in a timely manner on acceptable terms, we may fail to implement our business plans or encounter disruptions in our operating activities, and our business, financial condition and results of operations would be adversely affected.

We have limited experience in independent manufacturing. Any delays in the manufacturing and launching of our products, or ramping up of our production capacity, could have a material adverse effect on our business.

Currently, we manufacture our vehicles in the first advanced manufacturing base, or the F1 Plant, and the second advanced manufacturing base, or the F2 Plant. As we have limited experience independently operating these manufacturing bases, we are subject to risks of delays in the manufacture and commercial release of new vehicle models. We have been expanding our product portfolio to target a broader market with our future vehicles, and to the extent we need to delay the launch of our vehicles, our growth prospects could be adversely affected as we may fail to grow our market share. We expect to introduce new vehicle models under each of our NIO, ONVO and FIREFLY brands, which will require us to consistently enhance our production capacity. We cannot assure you that we will be able to ramp up our production and deliver the vehicle models at a pace that meets customer expectations. We also plan to periodically perform facelifts or refresh existing models, which could also be subject to delays. We may introduce in the future new or unique manufacturing processes and design features for our products. As we expand our vehicle offerings and global footprint, there is no guarantee that we will be able to successfully and timely introduce and scale such processes or features. Furthermore, we rely on third-party suppliers for the provision and development of many of the key components and materials used in our vehicles. To the extent our suppliers experience any delays in providing us with or developing necessary components, we could experience delays in delivering on our timelines.

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

Our growth has benefited significantly from the government subsidies, economic incentives and government policies that support the growth of new energy vehicles. Favorable government incentives and subsidies in China include one-time government subsidies, exemption from vehicle purchase tax, exemption from license plate restrictions in certain cities, preferential utility rates for charging facilities and more. Changes in government subsidies, economic incentives and government policies to support NEVs could adversely affect the results of our operations. For example, the Shanghai government has offered exemptions from license plate restrictions for new energy vehicles in recent years, most recently extending the exemption for NEVs until the end of 2025. If the Shanghai government stops offering such exemptions, our sales in Shanghai could be adversely affected. In addition, in recent years, local governments in China have been implementing incentives and subsidy policies for consumers in the NEV sector, such as NEV replacement subsidies. If these favorable government incentives and subsidies are scaled back in the future, it could potentially reduce consumers’ willingness to purchase NEVs, thereby negatively impacting our vehicle sales.

Besides policies of local governments, China’s central government has adopted an NEV credit scheme that incentivizes original equipment manufacturers, or OEMs, to increase the production and sale of NEVs. On June 29, 2023, the Ministry of Industry and Information Technology, the Ministry of Finance, the Ministry of Commerce, the General Administration of Customs, and the State Administration for Market Regulation, jointly promulgated the Decision on Amending Measures for the Parallel Administration of the Average Fuel Consumption and New Energy Vehicle Credits of Passenger Vehicle Enterprises, which took effect on August 1, 2023. Under these measures, each of the vehicle manufacturers and vehicle importers above a certain scale is required to, among other things, maintain its new energy vehicles credits, or the NEV credits above zero, and NEV credits can be earned only by manufacturing or importing NEVs. Excess positive NEV credits, or the automotive regulatory credits, are tradable and may be sold to other enterprises through a credit trading scheme established by the Ministry of Industry and Information Technology. Negative NEV credits can be offset by purchasing NEV credits from other manufacturers or importers. We have earned positive NEV credits through manufacturing new energy vehicles and sold some of the credits to other vehicle manufacturers or importers. We generated revenue from the sale of these credits totaling RMB67.3 million, RMB10.6 million and RMB1.5 million (US$0.2 million) in 2022, 2023 and 2024, respectively. There is no guarantee that we will continue to earn a similar level or amount of credits going forward. Moreover, as the prices for NEV credits are subject to market demand, which affects the amount of credits generated by other vehicle manufacturers during a given period, we cannot assure you that we will continue to sell our credits at the current price or a higher price. Any changes in government policies to restrict or eliminate such credits trading could adversely affect our business, financial condition and results of operations.

On June 19, 2023, the Ministry of Industry and Information Technology, the Ministry of Finance and the State Taxation Administration jointly promulgated the Announcement on Continuing and Optimizing the Vehicle Purchase Tax Reduction and Exemption Policies for New Energy Vehicles. Pursuant to such announcement, the NEVs purchased from January 1, 2024 to December 31, 2025, shall be exempt from vehicle purchase tax, with the amount of tax exemption for each new energy passenger vehicle not exceeding RMB30,000, and the exemption from vehicle purchase tax on the NEVs purchased from January 1, 2026 to December 31, 2027, shall be reduced by half such that the amount does not exceeding RMB15,000. The reduction in vehicle purchase tax exemptions may negatively impact our sales performance.

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

Furthermore, our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. For example, we offer full-stack in-house developed assisted and intelligent driving features through NIO assisted and intelligent driving, or NAD, and ONVO Smart Driving or OSD. We cannot assure you that our technologies will ultimately perform in line with expectations.

Our vehicles use a substantial amount of software code to operate and software products are inherently complex and often contain defects and errors when first introduced. As a result, any malfunction of these software products could negatively affect our vehicle performance and lead to user dissatisfaction, potential complaints and product recalls. Any failure of our software products, issues with our systems, or cybersecurity incidents may adversely affect our business, results of operation and financial position.

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

We may face challenges in providing our power solutions.

We provide our users with comprehensive power solutions. Our power solutions include home charger, which we refer to as Power Home; battery swapping, which we refer to as Power Swap; supercharging piles, which we refer to as Power Charger; destination charging piles, which we refer to as Destination Charger; and mobile charging, which we refer to as Power Mobile. In addition, we offer our users our One Click for Power valet service where we pick up, charge and then return the vehicle. For our vehicle models, we currently offer standard range battery, long range battery, and ultra-long range battery. We have experienced delays in delivering our power solutions in the past, and we cannot assure you that such delays will not occur again in the future.

We intend to expand our charging and battery swapping network to better satisfy our users’ demand. We plan to develop our power network both independently and in cooperation with business partners. Such cooperative arrangements involve a variety of risks, including with respect to the negotiation of commercial terms, funding arrangements, and the timely construction of the charging piles and battery swapping stations. If we are unable to successfully expand the coverage of our power network at the intended pace, our business, results of operation and financial position could be adversely affected.

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

Our services may not be generally accepted by our users. If we are unable to provide satisfactory services for our users, our business and reputation may be materially and adversely affected.

We aim to provide users with access to a full suite of services, including aftersales services, power solutions, assisted and intelligent driving functions and others. We are also expanding our service scope to meet our users’ evolving demands. For example, we facilitate used car transactions and auto financing arrangements, and offer vehicle subscription, battery upgrade and insurance brokerage to our users. These services are a part of our product and services package to users, and we cannot assure you that the services we provide will be profitable on their own. In addition, to the extent that some of our services are non-traditional for automakers, these service offerings subject us to new risks. We also seek to engage with our users on an ongoing basis using online and offline channels, which is non-traditional for automakers. We cannot assure you that our services or our efforts to engage with our users using both our online and offline channels will be successful, which could impact our revenues as well as our customer satisfaction and marketing.

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

Any disruption in the supply of components, whether or not from a single source supplier, could temporarily disrupt the production of our vehicles until an alternative supplier is fully qualified or is otherwise able to supply us with the required material. Qualifying alternative suppliers or developing our own replacements for certain highly customized components of our vehicles may be time-consuming and costly. There can be no assurance that we would be able to successfully retain alternative suppliers or supplies on a timely basis, on acceptable terms or at all. In addition, to the extent that we need to find alternative suppliers under time constraints, the alternative suppliers may not fully meet our requirements with respect to delivery speed, quantity or quality, thereby adversely affecting our business operations.

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

Additionally, given that we generate a portion of our total revenues from sales of battery and provision of service to the Battery Asset Company, our results of operations and financial performance will be negatively affected if the Battery Asset Company fails to operate smoothly. The Battery Asset Company may finance the purchase of batteries through issuance of equity and debt or bank borrowing. If the Battery Asset Company is unable to obtain future financings from the Battery Asset Company Investors or other third parties to meet its operational needs, it may not be able to make payments to us for the batteries purchased from us on time, to continue purchasing batteries from us and providing them to our users through battery subscription, or to otherwise maintain its healthy and sustainable operations. On the other hand, if the Battery Asset Company bears a significant rate of customer default on its payment obligations, its results of operations and financial performance may be materially impacted, which will in turn reduce the value of our and the Battery Asset Company Investors’ investments in the Battery Asset Company. In addition, in furtherance of the BaaS, we agreed to provide a guarantee to the Battery Asset Company for the default in payment of monthly subscription fees from users, while the maximum amount of guarantee that can be claimed shall not be higher than the accumulated service fees we receive from the Battery Asset Company. As the BaaS user base is expanding, if an increased number of default occurs, our results of operations and financial performance will be negatively affected. As of December 31, 2024, the guarantee liability we provided to Battery Asset Company was immaterial.

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

Regulatory, safety and reliability issues, or the perception thereof, many of which are beyond our control, could cause the public, our users or our potential business partners to lose confidence in the assisted and intelligent driving solutions in general. The development of our assisted and intelligent driving technology is subject to applicable regulatory restrictions, which may change from time to time as a result of various factors and have an unfavorable effect on our business as well as our research and development. The safety of our assisted and intelligent driving technology depends in part on end users of vehicles equipped with ADAS and higher levels of assisted and intelligent driving systems, as well as other drivers, pedestrians, other obstacles on the roadways or other unforeseen events. For example, there have been traffic accidents involving vehicles equipped with ADAS, including our vehicles. Even though the actual causes of such traffic accidents may not be associated with the use of ADAS, they resulted in, and any future similar accidents could result in, significant negative publicity, and, in the future, could result in suspension or prohibition of vehicles equipped with ADAS and other assisted and intelligent driving systems, as well as regulatory investigations, recalls, systems or features modifications and related actions.

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

We face challenges and risks associated with expanding our business and operations globally into new geographic markets and developing diversified sales channels and marketing strategies.

New geographic markets may have competitive conditions, user preferences, and discretionary spending patterns that are more difficult to predict or satisfy than our existing markets. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, the local users, as well as their more established local brand names, requiring us to build brand awareness in that market through greater investments in advertising and promotional activity. In certain markets, we have relatively little operating experience and may not benefit from any first-to-market advantages or otherwise succeed. Therefore, we may also need to adapt our product and service offerings, adjust pricing strategies, and align with local economic conditions. Moreover, our expansion into international markets require us to respond timely and effectively to rapidly evolving market dynamics in the respective countries and regions. While we are committed to executing our global business strategy, we cannot guarantee that our product and service offerings will achieve the desired success in these new markets.

To complement our direct sales model, we may need to implement new and diverse sales approaches and cooperate with business partners to facilitate our expansion in international markets, such as working with general distribution agencies and forming joint venture partnerships. The adoption of these models could have potential negative impacts on certain financial metrics. For example, we entered into the Middle East and North Africa region in 2024 and expect to work closely with our business partner to provide local users with our products and services. We also target to enter more overseas markets, which will expose us to a number of challenges relating to the selection of business partners, negotiations of commercial terms and adapting to local policies. In addition, an increased revenue contribution from our distributors and authorized agents may lead to increase in our trade receivables, which our distributors and authorized agents may not be able to settle in a timely manner, and any deterioration in the financial position and credit profile of our distributors and authorized agents could create challenges in collecting our trade receivables. Furthermore, international expansion typically requires substantial capital investment, which may strain our financial resources and adversely affect our current financial performance while increasing the complexity of our operational structure.

As we continue to expand the operations and sales of our smart electric vehicles in international markets, we may face operational issues that could have a material adverse effect on our reputation, business and results of operations, if we fail to address certain factors including, but not limited to, the following:

●	lack of acceptance of our products and services, and challenges of localizing our offerings to appeal to local tastes;
●	significant capital required for entering into new geographical markets, including cost of promoting our current and future brands in the new markets, building sales and services networks and power infrastructures;
●	failure to obtain or maintain required permits and certifications for our products or services in these markets;
●	failure to conform our products to regulatory and safety requirements and charging and other electric infrastructures;
●	difficulty and cost relating to compliance with different commercial and legal requirements of the overseas markets in which we offer or plan to offer our products and services;
●	failure to provide consistent high-quality customer service and support in these markets;
●	failure to attract and retain capable personnel with international perspectives who can effectively manage and operate local businesses;
●	challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them;
●	failure to obtain, maintain or enforce our intellectual property rights;
●	availability, reliability and security of international payment systems and logistics infrastructure;

●	challenges of maintaining efficient and consolidated internal systems, including technology infrastructure, and of achieving customization and integration of these systems with the other parts of our technology platform;
●	challenges in replicating or adapting our company policies and procedures to operating environments different from that of China;
●	failure to develop appropriate risk management and internal control structures tailored to overseas operations;
●	national security policies that restrict our ability to utilize technologies that are deemed by local governmental regulators to pose a threat to their national security;
●	compliance with privacy laws and data security laws and compliance costs across different legal systems;
●	heightened restrictions and barriers on the transfer of data and streamlined supply chain among different jurisdictions;
●	differing, complex and potentially adverse customs, import/export laws, tax rules and regulations or other trade barriers or restrictions related compliance obligations and consequences of non-compliance, and any new developments in these areas;
●	challenges in the implementation of BaaS and other innovative business models in countries and regions outside of China;
●	exchange rate fluctuations; and
●	political instability and general economic or political conditions in particular countries or regions, including territorial or trade disputes, war and terrorism.

In addition, our operations are subject to both PRC law and the laws of countries and jurisdictions in which we operate. Any violations of these laws by our overseas operations, associates, or agents could result in sanctions or penalties, potentially damaging our reputation, business operations, and financial results. We may also encounter protectionist measures that could impede our business strategies and place us at a competitive disadvantage compared to domestic companies. For example, starting from October 30, 2024, the European Commission imposed definitive countervailing duties on imports of battery electric vehicles (BEVs) from China for a period of five years.

Our success in international markets hinges on our ability to navigate diverse legal, regulatory, economic, environmental, social, and political landscapes, many aspects of which are beyond our direct control. In new geographical areas and jurisdictions, our business operations may face disruptions due to changes in local laws, regulations, and policies. Failure to manage these risks and challenges could negatively affect our ability to expand our business and operations overseas as well as materially and adversely affect our business, financial condition and results of operations.

Rising international political tensions, including changes in U.S. and European international trade policies and other cross-border investment regulations, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government has made statements and taken certain actions that may lead to changes in U.S. and international trade policies towards China. It remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the United States, tax policy related to international commerce, or other trade matters.

We are closely monitoring potential changes in international trade policy and assessing the potential impact of these and other trade policy changes on our business operations and financial performance. In February and March 2025, the U.S. administration imposed an additional 20 percent duty on Chinese imports. Subsequently, authorities in China announced tariffs over selected U.S. products and regulatory investigation against U.S. companies in response to the tariff imposed by the U.S. Furthermore, on April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and an individualized reciprocal higher tariff on countries with which the United States has the largest trade deficits, including a 34% additional reciprocal tariff on goods imported from China that brings the total tariff rate to 54%. On April 4, 2025, the Foreign Ministry of China announced that China would impose a retaliatory 34% tariff on goods imported from the United States starting on April 10, 2025. Any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from selling products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.

In addition, we have been closely monitoring policies in the United States designed to restrict certain Chinese companies from supplying or operating in the U.S. market. These policies include the Clean Network project initiated by the U.S. Department of State in August 2020, the Executive Order on Protecting America’s Sensitive Data from Foreign Adversaries published in June 2021, and new authorities granted to the Department of Commerce to prohibit or restrict the use of certain information and communications technology and services from Chinese companies. Utilizing these new authorities, in January 2025, the Department of Commerce Bureau of Industry and Security (BIS) announced a final rule prohibiting transactions involving the sale or import of connected vehicles when the integrated software has a sufficient nexus to China. Additionally, the U.S. Department of Defense has included dozens of prominent Chinese companies on its list of “Chinese military companies” (CMC) that are “operating directly or indirectly in the United States” in accordance with Section 1260H of the National Defense Authorization Act.

Likewise, we are monitoring policies in the United States aimed at restricting the export of items and technology subject to U.S. jurisdiction to Chinese companies. The United States and various foreign governments have imposed license requirements and restrictions on the export of technologies and products to China, or voiced the intention to do so. For instance, since 2022, the United States has imposed increasingly strict export control measures relating to exports of semiconductors to China. In October 2023, BIS promulgated two new rules that expanded export controls to cover a broader array of advanced semiconductors and semiconductor manufacturing equipment. Similarly, in January 2025, BIS released an interim final rule that established licensing requirements for the export of advanced computing integrated circuits that facilitate advanced artificial intelligence (AI) research and development, as well as certain AI model technology. These recent export controls are, in part, intended to restrict China’s ability to obtain advanced computing chips, develop and maintain supercomputers, and manufacture advanced semiconductors. These measures also restrict the ability of U.S. persons to provide “support” for semiconductor manufacturing and related activities in China and may seriously affect the ability of Chinese companies to purchase or obtain certain semiconductor manufacturing equipment or advanced chips. The implementation, interpretation and impact on our business of these rules and other regulatory actions taken by the U.S. government is uncertain. These actions and/or other actions that may be taken by the governments of either the U.S. or China, or both (including in response to recent increased tensions), could hinder our ability to transfer our U.S.-origin software to China, source U.S.-origin software and components or otherwise access U.S. technology, which could materially and adversely affect our business, results of operations and financial condition.

The United States has also taken efforts to limit U.S. investment in China. On October 28, 2024, the U.S. Department of the Treasury issued a final rule to prohibit U.S. investment in Chinese companies active in developing certain national security technologies (Outbound Investment Rule). The Outbound Investment Rule targets investments involving persons and entities associated with “countries of concern,” a designation currently limited to China. In effect since January 2025, the Outbound Investment Rule imposes investment prohibitions and notification requirements on a range of investments in companies engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum technologies, and (iii) artificial intelligence systems. Persons from countries of concern engaged in these activities are defined as “covered foreign persons.” Investments by U.S. persons subject to the Outbound Investment Rule include the acquisition of equity or a contingent equity interest, the provision of certain debt financing, the conversion of contingent equity interest into equity interest, involvement in a greenfield or brownfield investment, entrance into a joint venture, and the acquisition of a limited partner interest in non-U.S. pooled investment fund.

Importantly, the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities listed on a national stock exchange. U.S. persons’ acquisitions of publicly traded securities, such as our ADSs, will therefore be exempted from the scope of covered transactions under the Outbound Investment Rule. But if we are deemed to be a covered foreign person engaged in the development of specified AI technologies and services, and therefore subject to the Outbound Investment Rule, our ability to raise capital or contingent equity capital from U.S. investors would be limited and could negatively affect our stock price. As a result, our financial condition, business, results of operations and prospects could also be adversely affected.

On February 21, 2025, the White House released the “America First Investment Policy” memorandum, or the Investment Policy, which outlined several initiatives to restrict investments involving China. While legislative and regulatory actions are required to effect these proposed changes, the Investment Policy may expand enforcement against inbound investment from China to the United States by potentially implementing broader, sector-based restriction on PRC investments in the U.S., expanding CFIUS’ jurisdiction over greenfield investment by Chinese companies, and replacing open-ended mitigation agreements with mitigation agreements prescribing specific timeframes and concrete actions. Additionally, the Investment Policy proposes to create restrictions on U.S. investments in China additional to those already imposed under the Outbound Investment Rule, by potentially expanding industry sectors covered in sectors by existing U.S. outbound investment regulations, supplementing outbound investment restrictions with sanctions, and directing a review to suspend or terminate the 1984 United States-The People’s Republic of China Income Tax Convention. As the Investment Policy and its related legislative and regulatory proposals are still relatively new, it is unclear how these policies, and any future policies concerning investments between the U.S. and China, will be interpreted, amended and implemented by U.S. government authorities. These policies may restrict our ability to implement our investment strategy and could adversely affect our business and prospects.

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

We may also face protectionist policies that could, among other things, hinder our ability to execute our business strategies and put us at a competitive disadvantage relative to domestic companies. For example, starting from October 30, 2024, the European Commission imposed definitive countervailing duties on imports of battery electric vehicles (BEVs) from China for a period of five years. These and similar developments may mark a period of increased trade tensions and higher tariff rates.

Furthermore, potential changes in tax policies related to international commerce could also affect our business. For example, in 2021, the Organization for Economic Cooperation and Development announced an Inclusive Framework on Base Erosion and Profit Shifting including, Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large multinational corporations at a minimum rate of 15%. Subsequently, multiple sets of administrative guidance have been issued. Various tax jurisdictions have either enacted legislation to adopt certain components of the Pillar Two Model Rules starting in 2024 with additional components to be adopted in later years, or announced their plans to enact such legislation in future years. We will continue to evaluate the impact of such legislative initiatives in various tax jurisdictions in which we operate. However, there are uncertainties regarding the rules and implementations, and we cannot assure you that such changes will not have a negatively effect on our financial condition.

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

We face challenges in developing and operating our vehicle subscription business and leasing program, including theft of or damage to vehicles and operational difficulties with car leasing partners.

We began to offer vehicle subscription offerings in European markets starting from October 2022, which requires significant capital. We may incur losses or otherwise fail to introduce the service successfully. For example, we may incur insufficient utilization rate of our fleets under the subscription offering and therefore only generate lower-than-expected revenue. We also face risks in connection with the expansion of our customer base in Europe through our subscription offering. For example, customers of our vehicle subscription may have a higher-than-expected rate of default due to macroeconomic factors or if we fail to correctly assess their creditworthiness, which would result in increased costs incurred by our company.

In addition, we cooperate with partners in European market who engage in car leasing business. We sell vehicles to the car leasing partners who will then lease the cars purchased from us to the end customers. As such customers would use our vehicles and enjoy certain part of our services, such as using our apps and entering into NIO House, if our car leasing partners run into any operational difficulties, our users’ experience may be negatively affected, our brand name could be compromised.

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

We have a limited operating history in overseas markets and the business model of our service offerings overseas may continue to evolve, exposing us to new risks not discussed above. In addition, with the expansion of the subscription business and leasing programs in international markets in the future, any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We operate in the electric vehicle market, which is rapidly evolving and may not develop as we anticipate. We face unanticipated risks such as an increase in lithium prices, which may reduce the demand of battery electric vehicle and negatively impact on our business. Also, government policies and regulations have a significant impact on the development of the industry. As our industry and our business develop, we may need to modify our business model or change our services and solutions. These changes may not achieve expected results, which could have a material adverse effect on our results of operations and prospects.

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

We have required significant capital to develop and grow our business, including conducting research and development, manufacturing vehicles and enhancing production capacity, and establishing our power network and sales and service network. As our sales volume grows and our business rapidly develops, we expect to continue making significant investments in these areas. In addition, we may incur significant costs in connection with our services, including providing power solutions and honoring our commitments under our service package. Our ability to become profitable in the future will not only depend on our ability to successfully market our vehicles and other products and services but also to control our costs. If we are unable to cost efficiently design, manufacture, market and sell our vehicles and services, our margins, profitability and prospects will be materially and adversely affected.

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

We face significant challenges with respect to cybersecurity, privacy, data protection and information security in China and other jurisdictions that we operate in, including the collection, storage, transmission and sharing of information. We use our vehicles’ electronic systems to log information about each vehicle’s use, such as charge time, battery usage, mileage and driving behavior, in order to aid us in vehicle diagnostics, repair and maintenance, as well as to help us optimize the driving and riding experience. Our users may object to the use of this data, which may hinder our capabilities in conducting our business. We also transmit and store certain confidential and private information of our vehicle buyers, including certain personal information such as names, accounts, user IDs and passwords, and payment or transaction related information. Collection, transmission, possession and use of our user’s data in conducting our business may subject us to legislative and regulatory burdens in China and other jurisdictions that could require notification of any data breach, restrict our use of such information and hinder our ability to acquire new customers or market to existing customers.

We are required by PRC law to ensure the confidentiality, integrity, availability and authenticity of the information of our customers, which is also essential to maintaining their confidence in our vehicles and services. We have adopted strict information security policies and deployed advanced measures to implement the policies, including, among others, advanced encryption technologies. However, advances in technology, an increased level of sophistication and diversity of our products and services, an increased level of expertise of hackers, new discoveries in the field of cryptography or others can still result in a compromise or breach of the measures that we use. If we are unable to protect our systems, and hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification or destruction, such problems or security breaches could cause a loss, give rise to our liabilities to the owners of information or even subject us to fines and penalties. If users allege that we have improperly collected, used, transmitted, released or disclosed their personal information, we could face legal claims and reputational damage. In addition, we may incur significant expenses to comply with privacy, consumer protection and security standards and protocols imposed by laws, regulations, industry standards or contractual obligations, some of which may not be compatible with our existing business practice. If third parties improperly obtain and use the personal information of our users, we may be required to expend significant resources to resolve these problems. In December 2022, we were made aware that certain user information and vehicle sales information in China before August 2021 was for sale on the internet by third parties for illegal purposes. We followed the PRC legal requirements on data leakage incident settlement, and also issued a public statement in China related to the incident, including providing a dedicated hotline and an email address to respond to user queries regarding the data leakage. We have also undertaken the responsibilities for the loss that the users may incur, if any, in connection with the data leakage. As of the date of this annual report, we are not aware of significant issues related to the security of our electronic systems.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. Significant capital and other resources may be required to protect against data security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any of our failure or perceived failure to prevent data security breaches or to comply with privacy policies or privacy-related legal requirements, or any security breach that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally, which may reduce the number of orders we receive.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress of China, the Ministry of Industry and Information Technology, the CAC, the Ministry of Public Security, and the State Administration for Market Regulation have enforced a variety of laws and regulations regarding cybersecurity, privacy, data protection and information security with varying standards and applications in recent years, including, among others, the PRC National Security Law, the PRC Cyber Security Law, the PRC Personal Information Protection Law, the PRC Data Security Law, the Regulations on the Protection of the Security of Critical Information Infrastructure, the Cybersecurity Review Measures, the Several Provisions on Automobile Data Security Management (Trial Implementation), the Administration Measures on Data Security in the Field of Industry and Information Technology (Trial Implementation), the Measures for the Security Assessment of Data Exit, the Measures on the Standard Contract for Cross-border Transfer of Personal Information, the Provisions on Promoting and Regulating Cross-border Data Flows, the Implementing Rules for the Risk Assessment of Data Security in the Field of Industry and Information Technology (Trial Implementation) and the Regulation on Network Data Security Management. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Internet Information Security and Privacy Protection.” The following are examples of certain recent PRC regulatory activities in this area:

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. Moreover, different PRC regulatory bodies have enforced data privacy and protections laws and regulations with varying standards and applications. In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice. In particular, we are subject to the following significant data-related regulations:

Data Security

In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators that conduct data process activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. PRC governmental authorities may also initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. As of the date of this annual report, (i) no detailed rules or implementation rules have been officially published or released by any authority; (ii) the scope of “network products or services or data processing activities that will or may affect national security” and the scope of operators of “critical information infrastructure” remains unclear; and (iii) the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. As of the date of this annual report, we have not been informed that we are a “critical information infrastructure operator” by any government authorities.

In September 2024, the State Council promulgated the Regulation on Network Data Security Management, which took effect January 1, 2025. This regulation restates and further specifies the additional legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, this regulation requires that if the network data processing activities affects or may affect national security, such activities shall be subject to national security review in accordance with relevant laws and regulations. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.”

In the past, the PRC government has initiated cybersecurity reviews against a number of mobile applications operated by several US-listed Chinese companies and prohibited applications from registering new users during the review period. We expect that cybersecurity and data protection issues will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection, as well as negative publicity. If the Cybersecurity Review Measures and the Regulation on Network Data Security Management mandate clearance of cybersecurity review and other specific actions to be taken by overseas listed companies like us, we face uncertainties as to whether we can complete these additional procedures timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, revocation of the required licenses, suspension of our non-compliant operations, or removal of our mobile application from the application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

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

In addition to the aforementioned PRC regulations, regulatory authorities in the U.S., Europe and elsewhere around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. For example, the European Union adopted the European Union General Data Protection Regulation, which took effect on May 25, 2018. This regulation includes operational requirements for companies that receive or process personal data of residents of the European Economic Area, and establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under this regulation for financial or non-financial losses. As we offer our products and services in European market, we are subject to provisions of this regulation.

Our business depends significantly on our ability to build our brands. We may not succeed in continuing to establish, maintain and strengthen our brands.

Our business and prospects are heavily dependent on our ability to develop, maintain and strengthen our brands. If we do not continue to establish, maintain and strengthen our brands, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brands will likely depend significantly on our ability to provide high quality vehicles and services, implement competitive marketing strategies, and engage with our customers as intended, and we have limited experience in these areas. In addition, we expect that our ability to develop, maintain and strengthen our brands will depend heavily on the success of our user development and branding efforts. Such efforts mainly include building a community of online and offline users engaged with us through our mobile application, expanding our physical stores, placing online advertisements as well as holding other branding initiatives such as our annual NIO Day and the launch events for our new products and innovative technologies. Moreover, we are also continuously expanding our branding channels, such as placing offline advertisements and hosting online live streams to increase our brand awareness. Such efforts may not achieve the desired results. To promote our brands, we may be required to change our user development and branding practices, which could result in substantially increased expenses, including the need to use traditional media, offline advertisements as well as other promotional methods. If we do not develop and maintain a strong brand image, our business, prospects, financial condition and operating results will be materially and adversely impacted.

Additionally, we have adopted a multi-brand operating strategy, launching two new electric vehicle brands in 2024, positioned and priced in a manner that varies from our “NIO” brand and our current vehicle models. In May 2024, we launched our family-oriented smart electric vehicle brand, ONVO, as well as its first vehicle model, the L60, a smart electric mid-size family SUV. In December 2024, we unveiled our small smart high-end electric car brand, firefly, and debuted its vehicle model. The development of new brands within the electric vehicle market involves substantial risks related to market differentiation and consumer acceptance. Establishing a clear position and price range for these new brands in an already competitive landscape requires significant investment in product design and development, branding and marketing efforts. We also face the inherent uncertainty of consumer response to the new brands, which poses a risk to achieving the desired market penetration and sales volumes. Moreover, introducing new brands could cause potential dilution to the brand equity of our “NIO” brand and the diversion of our resources, leading to potential inefficiencies. Moreover, the vehicles under the new brands could potentially cannibalize sales from our vehicles under the NIO brand, adversely affecting our current market position and revenue streams. Furthermore, if any of our brands are poorly received by customers, the overall image of our company may be adversely affected, and the negative receptions may have spillover effects to our other brands. Any of the foregoing could materially and adversely affect our ability to grow our business and our results of operations.

In addition, if incidents occur or are perceived to have occurred, whether or not such incidents are our fault, we could be subject to adverse publicity. In particular, given the popularity of social media, any negative publicity, whether true or not, could quickly proliferate and harm consumer perceptions and confidence in our brands. Furthermore, there is the risk of potential adverse publicity related to our business and other partners, whether or not such publicity related to their collaboration with us. Although we have transitioned to independent manufacturing, any product quality issues with vehicles that were historically jointly manufactured by our partners and us could adversely harm our brands and reputation.

Furthermore, from time to time, our vehicles are evaluated and reviewed by third-party media or review organizations. Any negative reviews or reviews which compare us unfavorably to competitors could adversely affect consumer perception about our vehicles.

Our business depends substantially on the continuing efforts of our executive officers, key employees and qualified personnel, and our operations may be severely disrupted if we lose their services.

Our success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. As we build our brands and become more well-known, the risk that competitors or other companies may poach our talent increases. Our industry is characterized by high demand and intense competition for talent and therefore we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In addition, because our electric vehicles are based on a different technology platform than traditional ICE vehicles, individuals with sufficient training in electric vehicles may not be available to hire, and we will need to expend significant time and expense training the employees we hire. We also require sufficient talent in areas such as assisted and intelligent driving, software development. Furthermore, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business, which may materially and adversely affect our ability to grow our business and our results of operations.

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

We offer auto financing arrangements to users directly through our subsidiaries. Under the financing arrangements we typically receive a small portion of the total vehicle purchase price at the commencement of the financing term, followed by a stream of payments over the financing term. To the extent our users fail to make payments on time under any of the foregoing arrangements, our results of operations may be adversely affected. As of December 31, 2024, the amount of auto financing receivables was RMB1,656.9 million (US$227.0 million). As we continue to grow our business, we may increase the amount of our auto financing receivables. We may fail to effectively manage the credit risks related to our auto financing arrangements. To the extent our users default on their obligations to us or fail to make payments on time under any of the foregoing arrangements, our results of operations may be adversely affected.

We may be exposed to credit risk of trade receivables.

Our trade receivables primarily include amounts of vehicle sales in relation of government subsidy to be collected from government on behalf of customers, current portion of auto financing receivables, current portion of battery installment and others. We have identified the risk characteristics of our customers and the related receivables, prepayments, deposits and other receivables which include size, type of the services or the products we provide, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, we consider the historical credit loss, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact our receivables. Additionally, external data and macroeconomic factors are also considered. In 2023, we reversed RMB26.3 million expected credit loss expense in selling, general and administrative expenses. In 2024, we reversed RMB3.8 million (US$0.5 million) expected credit loss expense in selling, general and administrative expenses. As of December 31, 2024, the expected credit loss provision for the current and non-current assets were RMB110.0 million (US$15.1 million). We cannot assure you that all of our customers will not default on their obligations to us in the future, despite our efforts to conduct credit assessment on them.

We face inventory risks that, if not properly managed, could harm our financial condition, operating results, and prospects.

We are exposed to significant inventory risks that may adversely affect our operating results as a result of increased competition, seasonality, new model launches, rapid changes in vehicle life cycles and pricing, defective vehicles, changes in consumer demand and consumer spending patterns, and other factors. We endeavor to accurately predict these trends and avoid overstocking or understocking issues. Demand for our vehicles, however, can change significantly between the time inventory or components are ordered and the date of sale. We endeavor to coordinate various aspects of our operations to match anticipated customer demand, including procurement, manufacturing, storage, transportation, among others. However, if our prediction does not align with the actual demand, we will likely incur additional costs due to over- or under- procurement of components, inventory buildup and possibly significant inventory write-down, or production shortfalls and delivery delays. Poor inventory management may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery. We may experience higher return rates on new vehicles, receive more customer complaints about them and face costly product liability claims as a result of selling them, which would harm our brands and reputation as well as our financial performance.

We might not be able to fulfil our obligation in respect of deferred revenue, which might have impact on our cash or liquidity position.

Our recognition of deferred revenue is subject to future performance obligations, mainly including the transaction price allocated to the performance obligations that are unsatisfied, or partially satisfied, which mainly arises from the extended warranty services, battery swapping services, vehicle connectivity services, and points and coupons offered to customers. We may have multiple performance obligations identified in the vehicle sales contract and the sales of packages to transfer goods or services to a customer for which we have received consideration, or an amount of consideration is due, from the customer, which is recorded as deferred revenue. Due to potential future changes in customer preferences and the need for us to satisfactorily perform product support and other services, deferred revenue at any particular date may not be representative of actual revenue for any future period. Any failure to fulfil the obligations in respect of deferred revenue may have an adverse impact on our results of operations and liquidity.

Fluctuation of fair value change of short-term and long-term investments that we made may adversely affect our financial condition, results of operations, and prospects.

The fluctuation in the fair value of our short-term and long-term investments could adversely affect our financial condition, results of operations and prospects. For the years ended December 31, 2022, 2023 and 2024, our short-term investments consisted primarily of investments in fixed deposits with maturities between three months and one year, investments in money market funds and financial products issued by banks, and our long-term investments consisted primarily of equity investments in publicly traded companies and privately-held companies, and debt security investments. Determining the fair value of our short-term and long-term investments involves using certain valuation methodologies, which rely heavily on management judgment and are inherently uncertain. Factors beyond our control, such as changes in general economic conditions, market liquidity, asset values, and the performance of the companies we invested in, can lead to adverse changes in the estimates we use, thereby adversely affecting the fair value of our investments. In addition, we are exposed to credit risks in relation to our short-term and long-term investments, which may further affect the net changes in their fair value. We cannot assure you that market conditions will result in fair value gains on our short-term and long-term investments or we will not incur any fair value losses on these investments in the future. If we incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automotive industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in property damage, personal injury or death. Our risks in this area are particularly pronounced given we have limited field experience of our vehicles. In addition, we may be subject to product liability claims for defective components and parts that are manufactured by our third-party partners. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of our future vehicle candidates which would have a material adverse effect on our brands, business, prospects and operating results. Any insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages may have a material adverse effect on our reputation, business and financial condition.

Our vehicles are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results.

All vehicles sold must comply with various standards of the market where the vehicles were sold. In China, vehicles must meet or exceed all mandated safety standards. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving such standards. Vehicles must pass various tests and undergo a certification process and be affixed with the China Compulsory Certificate mark, before receiving delivery from the factory, being sold, or being used in any commercial activity. In addition, the Opinion on Strengthening the Access Administration of Intelligent Connected Vehicles Manufacturing Enterprises and Their Products requires vehicles manufacturing enterprises to ensure the compliance of vehicle products with laws, regulations, technical standards and technical specification and file for record with the Ministry of Industry and Information Technology prior to over-the-air updates, and shall file with the Ministry of Industry and Information Technology in the event of any change to the safety, energy saving, environment protection, anti-theft and other technical parameters and shall ensure conformance by vehicle products and production. Without the approval, no over-the-air update shall be conducted to add or update the autonomous driving function. Any delays or lags of the over-the-air updates due to the Ministry of Industry and Information Technology prior filing procedures may materially and adversely affect our business and operating results. Furthermore, given we commenced delivery of our vehicles in international markets, we are also subject to mandated safety standards in these markets. If we fail to have any of our current or future vehicle models satisfy motor vehicle standards or any new laws and regulations in China and other markets where our vehicles are sold, it would have a material adverse effect on our business and operating results.

We may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and financial performance.

Recalls of our vehicles can cause adverse publicity, damage to our brands and liability for costs. We have initiated product recalls in the past. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles, including any systems or parts sourced from our suppliers, prove to be defective or non-compliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary or caused by systems or components that we or our suppliers engineered or manufactured, could involve significant expense and could adversely affect our brand image in our target markets, as well as our business, prospects, financial condition and results of operations.

The long-term viability of our distribution model is unproven.

Our vehicles are generally made to order. In China, we conduct vehicle sales directly to users rather than through dealerships. This model of vehicle distribution subjects us to substantial risk as it requires, in the aggregate, significant expenditures and provides for slower expansion and less coverage of our distribution and sales systems than may be possible by utilizing the traditional dealer franchise system commonly applied for the sales of ICE vehicles and other EV companies. Moreover, we will be competing with companies with well established distribution channels. Our success will depend in large part on our ability to effectively develop our own sales channels and marketing strategies. Implementing our business model is subject to numerous significant challenges, including obtaining permits and approvals from government authorities, and we may not be successful in addressing these challenges. In overseas markets, we adopt more diverse sales approaches, including cooperating with business partners. However, as we are less familiar with overseas markets and may not have sufficient understanding and experience with cooperating with overseas partners or adapting to local economic and political conditions, our overseas sales model may not be as efficient as we anticipate and may continuously evolve, potentially requiring us to incur higher expenses. In addition, the lead time in fulfilling our orders could lead to cancelled orders. If we are unable to timely fulfil our orders, our customer satisfaction could be adversely affected, harming our business and reputation.

Our financial results may vary significantly from period to period due to the seasonality of our business and fluctuations in our operating costs.

Our operating results may vary significantly from period to period due to many factors, including seasonal factors that may have an effect on the demand for our electric vehicles. In the past few years, demand for new vehicles in the automotive industry in China was generally higher in the fourth quarter and lower during the Chinese New Year period. Such variation may or may not continue in the future. Our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. Also, any unusually severe weather conditions in some markets may impact demand for our vehicles. The seasonal fluctuations in the demand for our vehicles may have a negative impact on our cash flow and could adversely affect our liquidity position. Our operating results could also suffer if we do not achieve revenue consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenue.

We also expect our period-to-period operating results to vary based on our operating costs which may increase in future periods as we, among other things, design, develop and manufacture our electric vehicles, research and develop core technologies, build and equip new manufacturing facilities, develop our power network, expand our sales and service network, and increase our sales and marketing activities to support our operations.

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

Automobile enthusiasts may seek to “hack” our vehicles to modify their performance which could compromise vehicle safety systems. Also, customers may customize their vehicles with after-market parts that can compromise driver safety. We do not test, nor do we endorse, such changes or products. In addition, the use of improper external cabling or unsafe charging outlets can expose our customers to injury from high voltage electricity. Such unauthorized modifications could reduce the safety of our vehicles and any injuries resulting from such modifications could result in adverse publicity which would negatively affect our brands and harm our business, prospects, financial condition and operating results.

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

On March 30, 2024, we entered into a shareholders agreement, or the 2024 Hefei Shareholders Agreement with (i) Hefei Jianheng New Energy Automobile Investment Fund Partnership (Limited Partnership), or Jianheng New Energy Fund, (ii) Advanced Manufacturing Industry Investment Fund II (Limited Partnership), or Advanced Manufacturing Industry Investment Fund, (iii) Anhui Jintong New Energy Automobile II Fund Partnership (Limited Partnership), or New Energy Automobile Fund, and (iv) Anhui Provincial Sanzhong Yichuang Industry Development Fund Co., Ltd., or Anhui Sanzhong Yichuang. The 2024 Hefei Shareholders Agreement amended certain shareholders’ rights in NIO China and superseded the Previous Hefei Shareholders Agreement (as defined below).

In September 2024, we entered into definitive agreements for investment in NIO China, or the NIO China Series B Investment Agreements, with Jianheng New Energy Fund, Anhui Provincial Emerging Industry Investment Co., Ltd., or Anhui High-tech Co., and CS Capital Co., Ltd., which we collectively refer to as the Initial NIO China Series B Strategic Investors. Pursuant to the NIO China Series B Investment Agreements, each investor may transfer its rights, interests and obligations under the NIO China Series B Investment Agreements to its affiliates or a third party agreed by us. Subsequently, on December 28, 2024, we entered into supplemental agreements to the NIO China Series B Investment Agreements, or the NIO China Series B Supplemental Agreements, with the Initial Series B Strategic Investors and their respective designated entities, which we collectively refer to as the NIO China Series B Strategic Investors, pursuant to which (i) Jianheng New Energy Fund transferred its rights, interests and obligations under the NIO China Series B Investment Agreements to Hefei Jianxiang Investment Co., Ltd., and (ii) Anhui High-tech Co. transferred its rights, interests and obligations under the NIO China Series B Investment Agreements to Anhui Emerging Industry Yuwen Weiyuan Technology Partnership Enterprise (Limited Partnership). Pursuant to the NIO China Series B Investment Agreements and the NIO China Series B Supplemental Agreements, the NIO China Series B Strategic Investors agreed to invest an aggregate of RMB3.3 billion in cash to subscribe for newly issued shares of NIO China, and we agreed to invest an aggregate of RMB10 billion in cash to subscribe for newly issued shares of NIO China, which we collectively refer to as the NIO China Series B Investment. As of the date of this annual report, the NIO China Series B Strategic Investors have injected an aggregate of RMB2.8 billion in cash into NIO China, while we have injected an aggregate of RMB10 billion in cash into NIO China. As of the date of this annual report, we currently hold 89.0% of controlling equity interest in NIO China. We and the NIO China Series B Strategic Investors are working towards the completion of the remaining portion of the previously announced investment transaction. Upon completion, we will hold 88.25% of controlling equity interest in NIO China, while the NIO China Strategic Investors will collectively hold the remaining 11.75% of equity interest in NIO China.

In connection with the NIO China Series B Investment, we entered into a new shareholders agreement, or the NIO China Series B Shareholders Agreement, with the NIO China Series B Strategic Investors and the other existing shareholders of NIO China, which we collectively referred to as NIO China Strategic Investors. The NIO China Series B Shareholders Agreement amended certain shareholders’ rights in NIO China and superseded the 2024 Hefei Shareholders Agreement. Pursuant to the NIO China Series B Shareholders Agreement, NIO China granted certain minority shareholders’ rights to the NIO China Strategic Investors, including, among others, the right of first refusal, co-sale right, preemptive right, anti-dilution right, redemption right, liquidation preference and conditional drag-along right. You would not enjoy these preferential rights or treatment through investing in our ADSs and the underlying ordinary shares. Exercise of these preferential rights by the NIO China Strategic Investors may also adversely affect your investment in our company.

In particular, the NIO China Strategic Investors may require us to redeem the shares of NIO China they hold upon the occurrence of certain triggering events, at a redemption price equal to the higher of: (i) the total investment amount paid by the NIO China Strategic Investor, plus an investment income calculated at a compound rate of 8.5% (with respect to NIO China Series A Investment) or 7.5% (with respect to NIO China Series B Investment) per annum; and (ii) the value of the equity interests requested for redemption by the NIO China Strategic Investor, based on the post-investment valuation of NIO China and its affiliates and controlled entities in the most recent financing round. If any of the triggering events of redemption occurs, we will need substantial capital to redeem the shares of NIO China held by the NIO China Strategic Investors, and the value of your investment in our company will be negatively affected. In particular, if NIO China fails to complete the listing application or to issue the material assets restructuring plan related to the qualified initial public offering before December 31, 2027, or fails to complete the qualified initial public offering before December 31, 2028, the NIO China Strategic Investors may request us to redeem the equity interest in NIO China then held by them. In addition, if we pursue the initial public offering of NIO China, we will be subject to various requirements under the Hong Kong Listing Rules and practice notes, including, among others, the requirement in the level of operations and assets of the remaining business in our company following the spin-off to maintain listing status, the approval of the Hong Kong Stock Exchange and shareholder approval. As a result, the application for and the completion of the qualified initial public offering are subject to substantial uncertainties. If we do not have adequate cash available or cannot obtain additional financing, or our use of cash is restricted by applicable laws, regulations or agreements governing our current or future indebtedness, we may not be able to redeem shares of NIO China when required under the NIO China Series B Shareholders Agreement, which would constitute an event of default under the NIO China Series B Shareholders Agreement and subject us to liabilities.

In addition, before NIO China completes its potential qualified initial public offering, without the prior written consent of the NIO China Strategic Investors, we may not directly or indirectly transfer, pledge or otherwise dispose of NIO China’s shares to a third party that may result in our shareholding in NIO China falling below 60%. For more information, see “Item 4. Information on the Company—B. Business Overview—Certain Other Cooperation Arrangements—NIO China Strategic Investors” included elsewhere in this annual report.

Because we have injected the core businesses and assets into NIO China, the NIO China Strategic Investors will have senior claims over the assets of NIO China compared to NIO China’s other shareholders (i.e., our other subsidiaries) when a liquidation event of NIO China occurs. As a result, holders of our Class A ordinary shares and ADSs will be structurally subordinated to the NIO China Strategic Investors, which may negatively affect the value of the investment of ADS holders and holders of Class A ordinary shares in our company. We may not have sufficient funding to repay our existing debts. We essentially control the daily operation of and substantially all of the corporate matters of NIO China. Notwithstanding this, the NIO China Strategic Investors have voting rights with respect to various significant corporate matters of NIO China and its consolidated entities, such as change in NIO China’s corporate structure, change of its core business and amendment to its articles of association, which may limit our ability to make certain major corporate decisions with regard to NIO China. Any of the foregoing could materially adversely affect your investment in our Class A ordinary shares and ADSs.

Our business plans require a significant amount of capital, and we may issue additional equity or debt securities that may have an adverse effect on our shareholders or may otherwise adversely affect our business.

We operate in the electric vehicle industry, which is highly capital-intensive. We will need significant capital to, among other things, conduct research and development and expand our production capacity as well as roll out our power network, and sales and service network. As we ramp up our production capacity and operations, we may also require significant capital to maintain our property, plant and equipment and such costs may be greater than anticipated. We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business, and that our level of capital expenditures will be significantly affected by user demand for our products and services. The fact that we have a limited operating history means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We may seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all. Our substantial amount of currently outstanding indebtedness may also affect our ability to obtain financing in a timely manner and on reasonable terms.

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

In addition, our future capital needs and other business reasons could require us to issue additional equity or debt securities or obtain a credit facility. If we raise funds through the issuance of additional equity or debt, including convertible notes or debt secured by some or all of our assets, holders of any debt securities or preferred shares issued will have rights, preferences and privileges senior to those of holders of our ordinary shares in the event of liquidation. The terms of the convertible notes we issued do not restrict our ability to issue additional debt. If additional debt is issued, there is a possibility that once all senior claims are settled, there may be no assets remaining to pay out to the holders of ordinary shares. In addition, if we raise funds through the issuance of additional equity, whether through private placements or public offerings, such an issuance would dilute ownership of our current shareholders that do not participate in the issuance.

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

We offer comprehensive warranty policies covering the entire vehicle as well as key electric components, including the battery, electric motor, and power electronic units. In addition to the standard warranty required by local laws and regulations, we also provide extended warranty services, with specific terms and conditions varying by markets and vehicle models. Our warranty program is similar to other auto company’s warranty programs intended to cover all parts and labor to repair defects in material or workmanship in the body, chassis, interior, electric system, battery, electric powertrain and other related vehicle parts. We plan to record and adjust warranty reserves based on changes in estimated costs and actual warranty costs. However, we have little experience with warranty claims regarding our vehicles or with estimating warranty reserves. As of December 31, 2024, we had warranty reserves in respect of our vehicles of RMB4,720.7 million (US$646.7 million). We cannot assure you that such reserves will be sufficient to cover future claims. We could, in the future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our results of operations, financial condition and prospects.

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

For example, beginning in 2021, a German automotive manufacturer claimed that we infringed its trademark rights based on resemblance of model designations of certain of our vehicles with those of the manufacturer’s. For that purpose, the manufacturer (i) filed an infringement lawsuit with the Munich Regional Court against us and (ii) brought certain opposition and cancellation proceedings against our trademark applications and registrations of the aforesaid model designations in front of competent intellectual property authorities in certain jurisdictions. Although we believe the allegations of trademark infringement to be unjustified, we had taken precautionary measures and renamed certain car models involved in the infringement claim before our entry into the European market to avoid substantial impact on our sales operations in the Europe and other jurisdictions. In January 2023, the Munich Regional Court made a judgment in favor of the manufacturer, which was upheld by the Munich Higher Regional Court in April 2024. However, this decision had limited impact on our operations in Europe as we had already taken precautionary measures and renamed our car models in Europe. Meanwhile, in November 2024, the competent intellectual property authority in Australia rejected the manufacturer’s objection to our trademarks. As of the date of this annual report, some proceedings in certain jurisdictions are still ongoing. We cannot assure you that the final decisions in the remaining jurisdictions will be in our favor. We may also be subject to additional patent or trademark disputes with other parties. We may have to incur substantial costs in responding to these disputes, similar to our experience with the German manufacturer discussed above. If we are not permitted to use any of our existing model names in jurisdictions where our vehicles are offered, our sales performance there may be negatively affected, which in turn would harm our results of operations and financial condition.

If it is determined that we have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

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

As of December 31, 2024, we had 5,693 issued patents and 4,122 patent applications pending. For our pending application, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The intellectual property rights of others could also bar us from licensing and exploiting any patents that issue from our pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

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

We maintain a considerable level of indebtedness to finance our operations and business expansion. In February 2019, we issued US$750 million aggregate principal amount of 4.50% convertible senior notes due 2024, or the 2024 Notes. The 2024 Notes matured on February 1, 2024, and we repaid the then outstanding 2024 Notes that had not been redeemed, repurchased or converted in full. In January 2021, we issued US$750 million aggregate principal amount of 0.00% convertible senior notes due 2026, or the 2026 Notes, and US$750 million aggregate principal amount of 0.50% convertible senior notes due 2027, or the 2027 Notes. In September and October 2023, we issued US$575 million aggregate principal amount of 3.875% convertible senior notes due 2029, or the 2029 Notes, and US$575 million aggregate principal amount of 4.625% convertible senior notes due 2030, or the 2030 Notes. As of December 31, 2024, we had RMB11,440.8 million (US$1,567.4 million) in total long-term borrowings outstanding, consisting primarily of (i) our 3.875% convertible senior notes due 2029 and 4.625% convertible senior notes due 2030, (ii) our 0.00% convertible senior notes due 2026 and 0.50% convertible senior notes due 2027, and (iii) our long-term bank debt, excluding the current portions of (i), (ii), and (iii) that are due within one year from December 31, 2024. Meanwhile, as of December 31, 2024, we had RMB5,729.6 million (US$785.0 million) in total short-term borrowings, including the current portions of long-term borrowings.

The 2026 Notes and the 2027 Notes are unsecured debt. Prior to August 1, 2025, in the case of the 2026 Notes, and August 1, 2026, in the case of the 2027 Notes, the 2026 Notes and the 2027 Notes, as applicable, will be convertible at the option of the holders only upon satisfaction of certain conditions and during certain periods. Holders may convert their 2026 Notes or 2027 Notes, as applicable, at their option at any time on or after August 1, 2025, in the case of the 2026 Notes, or August 1, 2026, in the case of the 2027 Notes, until the close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, we will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at our election. The initial conversion rate of the 2026 Notes is 10.7458 ADSs per US$1,000 principal amount of such 2026 Notes. The initial conversion rate of the 2027 Notes is 10.7458 ADSs per US$1,000 principal amount of such 2027 Notes. The conversion rate for such series of the 2026 Notes and the 2027 Notes is subject to adjustment upon the occurrence of certain events. Holders of the 2026 Notes and the 2027 Notes may require us to repurchase all or part of their 2026 Notes and 2027 Notes for cash on February 1, 2024, in the case of the 2026 Notes, and February 1, 2025, in the case of the 2027 Notes, or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the 2026 Notes or the 2027 Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. In addition, on or after February 6, 2024, in the case of the 2026 Notes, and February 6, 2025, in the case of the 2027 Notes, until the 20th scheduled trading day immediately prior to the maturity date, we may redeem the 2026 Notes or the 2027 Notes, as applicable for cash subject to certain conditions, at a redemption price equal to 100% of the principal amount of the 2026 Notes or the 2027 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the optional redemption date. Furthermore, we may redeem all but not part of the 2026 Notes or the 2027 Notes in the event of certain changes in the tax laws. In 2022, we repurchased an aggregate principal amount of US$192.9 million of 2026 Notes for a total cash consideration of US$170.5 million. In September 2023, shortly after the pricing of the 2029 Notes and the 2030 Notes, we repurchased an aggregate principal amount of US$255.6 million of the 2026 Notes for a total cash consideration of US$249.9 million and an aggregate principal amount of US$244.4 million of the 2027 Notes for a total cash consideration of US$222.0 million. In February 2024, we completed the repurchase right offer relating to the 2026 Notes. US$300.5 million in aggregate principal amount of the 2026 Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. Following settlement of the repurchase, US$912,000 aggregate principal amount of the 2026 Notes remained outstanding and continue to be subject to the existing terms of the indenture and the 2026 Notes.

In November and December 2024, we entered into and completed separate, privately negotiated transactions with a limited number of holders of the 2027 Notes resulting in the exchange of US$127.1 million principal amount of the 2027 Notes into ADSs. In these exchange transactions, we delivered to the participating holders 27.7 million ADSs. The exchange prices ranged from 207.0 to 227.6 ADSs per US$1,000 principal amount of the 2027 Notes. We did not receive any cash proceeds from the issuance of the ADSs upon exchange. Concurrently, to offset any dilutive effect on our existing shareholders resulting from the issuance of the ADSs, CHJ Limited, one of our wholly-owned subsidiaries, surrendered 27.7 million Class A ordinary shares held by it to us for cancellation at no consideration. As a result, the total number of issued and outstanding shares of our Company remains unchanged following these exchange transactions. On January 31, 2025, we completed the repurchase right offer relating to the 2027 Notes. US$378.3 million aggregate principal amount of the 2027 Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. Following settlement of the repurchase, US$213,000 million aggregate principal amount of the 2027 Notes remained outstanding and continues to be subject to the existing terms of the indenture and the 2027 Notes.

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

We have entered into and may in the future enter into strategic alliances, including technology partnerships, joint ventures or minority equity investments, with various third parties to further our business purpose from time to time. For example, we have opened our Power Swap network to the entire industry and signed strategic partnership agreements with Changan Automobile, Geely Group, JAC Group and Chery Automobile on battery swapping. We have partnered with multiple energy companies, and expect to join hands with more partners to collectively contribute towards the development of power network and the wider adoption of battery swapping. Furthermore, on February 26, 2024, we entered into a technology license agreement with Forseven Limited, or Forseven. Under this agreement, we granted a non-exclusive and non-transferrable worldwide license to Forseven to use certain of our technical information, technical solutions, software and intellectual property rights related to or subsisting in our existing and future smart electric vehicle platforms within certain period, for, among other things, the research and development, manufacturing, sales, import and export of vehicle models sold or marketed under Forseven’s brand, subject to the terms and conditions set forth in the agreement. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party. Specifically, any technical failure in the coordination with our Power Swap network partners can disrupt our charging and battery swapping services to users and delay the expansion of our Power Swap network and the adoption of our battery swapping technology. Also, inefficient processes or inadequate workforce training could lead to operational inefficiencies and increased costs. Furthermore, any problems arising from Forseven’s use of the licensed technologies, including product recalls, safety issues, or resulting legal disputes, could negatively harm our brands and reputation. Any of these risks may materially and adversely affect our business, results of operation and financial conditions.

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

We have expanded our operations, and as we ramp up our production and sales, further significant expansion may be required, especially in connection with providing our users with high-quality services, expansion of our sales network and power infrastructures, and managing different models of vehicles. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include, among others:

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

We adopted share incentive plans in 2015, 2016, 2017, 2018 and 2024, which we refer to as the 2015 Plan, the 2016 Plan, the 2017 Plan, the 2018 Plan and 2024 Plan, respectively, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The 2018 Plan became effective as of January 1, 2019 and expired on December 31, 2023. The 2024 Plan became effective as of February 7, 2024. We recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. Under our share incentive plans, we are authorized to grant options and other types of awards. Under the 2015 Plan, the 2016 Plan and the 2017 Plan, the maximum numbers of Class A ordinary shares which may be issued pursuant to all awards are 46,264,378, 18,000,000 and 33,000,000, respectively. Under the 2018 Plan, a maximum number of 23,000,000 Class A ordinary shares may be issued pursuant to all awards. This amount should automatically increase each year by the number of shares representing 1.5% of the then total issued and outstanding share capital of our company as of the end of each preceding year during the term of the 2018 Plan. The maximum number of shares available for issuance pursuant to all awards under the 2024 Plan was initially 19,288,470 Class A ordinary shares, and the amount automatically increases at the beginning of each new year by the number of shares representing 1.2% of the then total issued and outstanding share capital of our company as of the last day of the immediately preceding fiscal year during the term of the 2024 Plan. In addition, any awards not granted under an earlier plan when it terminates are automatically added to the 2024 Plan. As of April 7, 2025, awards to purchase an aggregate amount of 115,271,729 Class A ordinary shares under the 2015 Plan, the 2016 Plan, the 2017 Plan, the 2018 Plan and the 2024 Plan had been granted and were outstanding, excluding awards that were forfeited or cancelled after the grant dates. In addition, one of our subsidiaries also adopted a share incentive plan in 2021, pursuant to which the subsidiary can grant share options to its employees. As of December 31, 2024, our unrecognized share-based compensation expenses related to the stock option and restricted shares amounted to RMB3,527.4 million (US$483.2million).

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. In addition, our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2024.

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

Violation of labor or other laws by our suppliers or the divergence of an independent supplier’s labor or other practices from those generally accepted as ethical in the markets in which we do business could also attract negative publicity for us and our brands. This could diminish the value of our brand image and reduce demand for our electric vehicles if, as a result of such violation, we were to attract negative publicity. If we, or other players in our industry, encounter similar problems in the future, it could harm our brand image, business, prospects, results of operations and financial condition.

If we update our manufacturing equipment more quickly than expected, we may have to shorten the useful lives of any equipment to be retired, which could negatively affect our financial results.

We have invested, and we expect to continue to invest, significantly in what we believe is state of the art tooling, machinery and other manufacturing equipment, and we depreciate the cost of such equipment over their expected useful lives. Manufacturing technology may evolve rapidly, and therefore we may decide to update our manufacturing process with advanced equipment more quickly than expected. Moreover, as our engineering and manufacturing expertise and efficiency increase, we may be able to manufacture our products using less of our installed equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and to the extent we own such equipment, our results of operations could be negatively impacted. An increased amount of investment into the manufacturing plants will lead to an increased cost in asset depreciation and amortization, which could negatively affect our results of operations and financial conditions.

The construction and operation of our manufacturing facilities are subject to regulatory approvals or filings and may be subject to changes, delays, cost overruns or may not produce expected benefits.

In February 2020, we entered into a collaboration framework agreement with the municipal government of Hefei, Anhui province. Subsequently from April to June 2020, we entered into definitive agreements, as amended and supplemented, for investments in NIO China. Pursuant to the definitive agreements, we collaborated with the Hefei Strategic Investors and Hefei Economic and Technological Development Area to develop NIO China’s business and to support the accelerated development of the smart electric vehicle sectors in Hefei. In February 2021, we, through NIO China, entered into a further collaboration framework agreement with the municipal government of Hefei, Anhui province, pursuant to which the Hefei government and NIO China agreed in principle to jointly build a world-class industrial campus to support the development and innovations of the smart electric vehicle industry and related supply chains led by NIO China. In addition, the Hefei government and its associated parties plan to re-invest their returns from the equity investments in NIO China to support the further cooperation in Hefei.

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

In addition, we store a significant number of lithium-ion cells at our facilities. Any mishandling of battery cells may cause disruption to the operation of our facilities. While we have implemented safety procedures related to the handling of the cells, a safety issue or fire related to the cells could disrupt our operations. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor’s electric vehicle or energy storage product may cause indirect adverse publicity for us and our products. Such adverse publicity could negatively affect our brands and harm our business, prospects, financial condition and operating results.

Interruption or failure of our information technology and communications systems could impact our ability to effectively provide our services.

We aim to provide our users with an innovative suite of services through our mobile application. In addition, our in-car digital services depend, to a certain extent, on network connectivity. The availability and effectiveness of our services depend on the continued operation of our information technology and communications systems. Our systems are vulnerable to damage or interruption from, among other adverse effects, fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems. Our data centers are also subject to break-ins, sabotage, and intentional acts of vandalism, and potential disruptions. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. Any outage problems at our data centers could result in potential interruptions in our digital service. In addition, our products and services are highly technical and complex and may contain errors or vulnerabilities, which could result in interruptions in our services or the failure of our systems.

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

Our vehicles contain complex information technology systems. For example, our vehicles are designed with built-in data connectivity to accept and install periodic remote updates from us to enhance or update the functionality of our vehicles. We have designed, implemented and tested security measures intended to prevent unauthorized access to our information technology networks, our vehicles and their systems. However, it is likely that there will be hackers who attempt to gain unauthorized access to modify, alter and use such networks, vehicles and systems to gain control of, or to change, our vehicles’ functionality, user interface and performance characteristics, or to gain access to data stored in or generated by the vehicle. Vulnerabilities could be identified in the future and our remediation efforts may not be successful. Any unauthorized access to or control of our vehicles or their systems or any loss of data could result in legal claims or proceedings. In addition, regardless of their veracity, reports of unauthorized access to our vehicles, their systems or data, as well as other factors that may result in the perception that our vehicles, their systems or data are capable of being “hacked,” could negatively affect our brands and harm our business, prospects, financial condition and operating results.

Our business, financial condition and results of operations may be adversely affected by natural disasters, health epidemics and other outbreaks.

Our business could be adversely affected by the effects of epidemics. In recent years, there have been outbreaks of epidemics in China and globally, including the COVID-19 pandemic. Our results of operations could be adversely affected to the extent that future outbreak harms the Chinese economy in general. Further, to the extent the future outbreaks adversely affect our business and financial results, they may heighten many of the other risks described in this annual report, such as those relating to our level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

We are also vulnerable to natural disasters and other calamities. Our vehicle production, supply chain, sales and delivery and our service operations and capacities could be materially and adversely affected by natural disasters and other calamities in the areas where we operate and where our vehicles are sold to. For example, in July 2021, our deliveries of vehicles and power services were interrupted due to the flood in Henan province and the typhoon in Shanghai and several other neighboring cities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.

Our revenues and financial results may be adversely affected by any economic slowdown in China as well as globally.

The success of our business ultimately depends on consumer spending. We derive a substantial majority of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China. The growth rate of the Chinese economy has gradually slowed down since 2010 and the Chinese population began to decline in 2022, and the trend may continue. Any slowdown could significantly reduce domestic commerce in China. In addition, as we continue to expand our global presence and offer products and services to markets outside China, we expect our results of operations will also be impacted by the global economic conditions. The global macroeconomic environment is facing numerous challenges. For example, the Federal Reserve and other central banks outside of China have raised interest rates. There is considerable uncertainty over the long-term effects of the previous expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, and the ongoing transmission of monetary policy in the United States and Europe. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world, while it has not had a direct impact on our business operations and financial results to date, it could raise energy prices, cause supply chain volatilities and disrupt global markets in general, and may negatively affect our business expansion in Europe and other international markets, which may adversely affect our results of operations and financial results. Regional unrest, terrorist threats and the potential for war may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Sales of electric vehicles, depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of our electric vehicles and our results of operations may be materially and adversely affected.

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

In conjunction with our pursuit of being a user enterprise and with the goal of building a deeper connection between NIO and our users, Mr. Bin Li, our founder, chairman of the board of directors and chief executive officer, transferred certain of his ordinary shares to NIO Users Trust after the completion of the initial public offering of our ADSs on the New York Stock Exchange in September 2018. As of the date of this annual report, NIO Users Trust holds 16,967,776 Class A ordinary shares and 33,032,224 Class C ordinary shares through two holding companies controlled by it. Mr. Li continues to retain the voting rights of these shares. In 2019, our user committee adopted the NIO Users Trust Charter by way of voting, and established a User Council to generally discuss and give advice on the management and the operation of NIO Users Trust. In this way, our users have the opportunity to discuss and propose the use of the economic benefits from the shares in NIO Users Trust, which is intended to be composed mainly of the dividends from the shares that it holds, future interests accrued from and investment returns generated by cash assets to be held under the trust, and proceeds from the pledging of such shares from time to time, through the User Council consisting of members of our user community elected by our users. See “Item 4. Information on the Company—B. Business Overview—User Development and User Community—NIO Users Trust” for further details about NIO Users Trust.

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

Several shareholder class action lawsuits have been filed against us and certain of our directors and officers. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more details. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits, if they proceed. We anticipate that we will continue to be a target for lawsuits in the future, including class action lawsuits brought by shareholders. From time to time, we may also be involved in legal proceedings in the ordinary course of our business. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, changes to our business practices, or negative publicity, and thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

Risks Related to Our Corporate Structure

If the PRC government deems that our VIE arrangements do not comply with PRC laws, or if these PRC laws change, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain areas of businesses is subject to restrictions and prohibitions under current PRC laws and regulations. For example, pursuant to the 2024 Negative List, foreign investors are not allowed to, among other things, (i) own more than 50% of the equity interests in a value-added telecommunication service provider (other than for e-commerce, domestic multi-parties communications, storage and forwarding categories, call centers); and (ii) invest in certain services related to autonomous driving. Additionally, in practice, subject to the qualifications set by the China Banking and Insurance Regulatory Commission for foreign shareholders of the insurance brokerage companies, the China Banking and Insurance Regulatory Commission typically would not approve the establishment of foreign-invested insurance brokerage companies.

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

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of the VIEs that most significantly impact their economic performance, and/or our failure to receive the economic benefits from the VIEs, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP. Currently, Beijing NIO, Anhui NIO AT, and Anhui NIO DT, taking into account all of their respective business with or without foreign investment restrictions under PRC laws, contributed insignificantly to our total revenues in 2022, 2023 and 2024. As of December 31, 2022, 2023 and 2024, the consolidated VIEs did not have significant operations or any material assets or liabilities.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

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

Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.

The majority of our revenues are expected to be derived in China in the near future and most of our operations, including all of our manufacturing, is conducted in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. The PRC government may influence China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, leading to reduction in demand for our services and solutions and adversely affect our competitive position.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms like other jurisdictions do, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy in China. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities. We cannot predict whether or for how long we will be able to obtain such approval or filing.

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

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2024, most of our PRC subsidiaries and the VIEs had not made appropriations to statutory reserves as our PRC subsidiaries and the VIEs reported accumulated loss. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Dividend Distribution.” Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with the VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “Risks Related to Our Corporate Structure—Our contractual arrangements with the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition.” In addition, the incurrence of indebtedness by our PRC subsidiaries could result in operating and financing covenants and undertakings to creditors that would restrict the ability of our PRC subsidiaries to pay dividends to us.

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

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex. In addition to the Anti-Monopoly Law of China itself, these include the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC governmental and regulatory agencies in 2006 and amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, promulgated in 2011. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law of China requires that the Ministry of Commerce be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, these rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Our PRC subsidiaries currently benefit from a number of preferential tax treatments. For example, one of our subsidiaries, NIO Technology (Anhui) Co., Ltd., is entitled to enjoy, after completing certain application formalities, a 15% preferential enterprise income tax from 2022 as it has been qualified as a “High and New Technology Enterprise” under the PRC Enterprise Income Tax Law and related regulations. The discontinuation of any of the preferential income tax treatment that we currently enjoy could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain or lower our current effective tax rate in the future.

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

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which took effect in January 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other tax rules and regulations. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—PRC.” As of December 31, 2024, most of our subsidiaries and the VIEs located in the PRC reported accumulated loss and therefore they had no retained earnings for offshore distribution. In the future, we intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. Our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the tax authority and we may not be able to complete the necessary filings with the tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the State Taxation Administration issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7. Circular 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the State Taxation Administration issued Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or Circular 37, which took effect on December 1, 2017 and was amended on June 15, 2018. Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

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

Our thirteenth amended and restated articles of association are specific to us and include certain provisions that may be different from the requirements under the Hong Kong Listing Rules and common practices in Hong Kong. In particular, in our thirteenth amended and restated amended articles of associations put forth in the first annual general meeting after the listing of our Class A ordinary shares on the Hong Kong Stock Exchange, or the First AGM, we refer to the Relevant Period as the period commencing from the date on which any of our Class A ordinary shares first become secondary listed on the Hong Kong Stock Exchange to and including the date immediately before the day which the secondary listing is withdrawn from the Hong Kong Stock Exchange. For example, in order to comply with applicable Hong Kong Listing Rules, during the Relevant Period, (i) NIO Users Trust will not have any director nomination right; (ii) our company shall have only one class of shares with enhanced or weighted voting rights; (iii) our directors shall not have the power to, amongst others, authorize share split or designate a new share class with enhanced or weighted voting rights; and (iv) certain restrictions on the weighted voting right structure of our company under Chapter 8A of the Hong Kong Listing Rules shall apply, including, among others, (a) no further increase in the proportion of WVR shares, (b) only a director or a director holding vehicle being permitted to hold WVR shares, and (c) automatic conversion of WVR shares into Class A ordinary shares under certain circumstances.

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

Given certain shareholder protection under the Hong Kong Listing Rules will only be applicable during the Relevant Period, our investors may be afforded less protection after the Relevant Period under our amended articles of association adopted in the First AGM—both in comparison to other companies secondarily listed on the Hong Kong Stock Exchange and to when our company had secondary listing status on the Hong Kong Stock Exchange.

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

The scenarios under which we may cease to be secondary listed on the Hong Kong Stock Exchange are subject to the changing market conditions, our listing or de-listing in other jurisdictions, our compliance with the listing rules of the Hong Kong Stock Exchange and other factors beyond our control. As a result, there are substantial uncertainties relating to applicability of the shareholders’ rights and protection under the aforementioned provisions of our amended articles of association adopted in the First AGM particularly in the case where the Company de-lists from the Hong Kong Stock Exchange.

As we are listed as a Non-Grandfathered Greater China Issuer pursuant to Chapter 19C of the Hong Kong Listing Rules, our articles of association must comply with the requirements of the Hong Kong Listing Rules unless waived by the Hong Kong Stock Exchange. We have put forth resolutions to our shareholders at the First AGM convened on August 25, 2022 to amend certain provisions of our articles of association in order to comply with the Hong Kong Listing Rules.

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our Class A ordinary shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Codes on Takeovers and Mergers and Shares Buy-backs and the Securities and Futures Ordinance, which could result in us having to amend our corporate structure, articles of association and corporate governance policies to comply with the applicable Hong Kong Listing Rules and we may incur of incremental compliance costs.

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

The trading prices of our listed securities have been and are likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, in 2024, the trading price of our ADSs ranged from a low of US$3.61 to a high of US$8.94; the trading price of our Class A ordinary shares listed on the Hong Kong Stock Exchange ranged from a low of HK$28.60 to a high of HK$72.85; the trading price of our Class A ordinary shares listed on the Main Board of the Singapore Exchange ranged from a low of US$3.71 to a high of US$9.36. The market price for our listed securities may continue to be volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

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

We had historically adopted a triple-class voting structure such that our ordinary shares consisted of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Upon the listing of our Class A ordinary shares on the Hong Kong Stock Exchange, all of our Class B ordinary shares were converted to Class A ordinary shares pursuant to the conversion notice delivered by the shareholders. As a result, the Class B ordinary shares were eliminated in our currently effective thirteenth amended and restated memorandum and articles of association. Currently, our ordinary shares consist of Class A ordinary shares and Class C ordinary shares. Holders of Class A ordinary shares and Class C ordinary shares have the same rights other than voting and conversion rights. Each holder of our Class A ordinary shares is entitled to one vote per share, and each holder of our Class C ordinary shares is entitled to eight votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class C ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Each Class C ordinary share is convertible into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class C ordinary shares under any circumstances. Upon any transfer of Class C ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class C ordinary shares are automatically and immediately converted into the equal number of Class A ordinary shares.

As of the date of this annual report, Mr. Bin Li, our founder, chairman and chief executive officer, together with his affiliates, beneficially own all of our issued Class C ordinary shares. Due to the disparate voting powers associated with our dual-class share structure, Mr. Li has considerable influence over important corporate matters. As of April 7, 2025, Mr. Li beneficially owned approximately 36.7% of the aggregate voting power of our company through mobike Global Ltd. and Originalwish Limited, companies wholly owned by Mr. Li, and through NIO Users Limited, a holding company ultimately controlled by Mr. Li and through NIO Users Community Limited, a company wholly owned by NIO Users Limited. Mr. Li has considerable influence over matters requiring shareholder approval, including electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit the ability of the holders of our Class A ordinary shares and ADSs to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transaction, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price. Moreover, Mr. Li may increase the concentration of his voting power and/or share ownership in the future, which may, among other consequences, decrease the liquidity in our Class A ordinary shares and ADSs.

Techniques employed by short sellers may drive down the market price of our ADSs and/or Class A ordinary shares.

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

We may be the subject of unfavorable allegations made by short sellers again in the future. Any such allegations may be followed by periods of instability in the market price of our Class A ordinary shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we would have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any meritless short seller attacks, we may be constrained in the manner in which we can proceed against the short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Moreover, while an internal investigation is ongoing and to ensure that its findings are reached independently without undue influence, we may also be constrained in our ability to offer a public rebuttal immediately even if the allegation can, in our view, be readily rebutted. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and the value of any investment in our ADSs and/or Class A ordinary shares could be greatly reduced or rendered worthless.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our current and expected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2024. However, no assurance can be given that we will not be or become a PFIC in the current or future taxable years because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the nature and composition of our income and assets (in particular, the retention of substantial amounts of cash and investments). Fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs or Class A ordinary shares, which may be volatile. In particular, recent declines in the market price of the ADSs and Class A ordinary shares significantly increased our risk of becoming a PFIC. The market price of the ADSs and Class A ordinary shares may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our passive income significantly increases relative to our non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. If we were to be or become a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holders.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (except for our thirteenth amended and restated memorandum and articles of association and our register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our thirteenth amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for our shareholders to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. With respect to foreign regulatory investigations, although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law, which took effect in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Furthermore, pursuant to the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises which became effective on March 31, 2023, the investigation and evidence collection in relation to the oversea securities offering and listing of the PRC companies by overseas securities regulatory authorities and relevant authorities shall be conducted through the cross-border cooperation mechanism for supervision and administration. The PRC companies shall obtain the prior consent from the CSRC or relevant authorities before cooperating with such overseas securities regulatory authorities or relevant authorities in connection with relevant inspections or investigations or providing relevant documents to such overseas securities regulatory authorities or relevant authorities. The inability of an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. With respect to both foreign regulatory investigations and foreign litigation, Article 36 of the PRC Data Security Law, which took effect in September 2021, provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial authority and law enforcement with any data stored within the territory of the PRC without the approval of the competent authority of the PRC. Since detailed interpretation of or implementation rules under this article have yet to be promulgated, the ambiguity of “competent authority” for approving data exportation and its relations with other applicable legal provisions including Article 177 of the PRC Securities Law may further increase difficulties faced by you in protecting your interests.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement, dated as of September 11, 2018 by and among NIO Inc., Deutsche Bank Trust Company Americas, as ADS depositary, and the holders and beneficial owners of the ADSs issued thereunder (the “deposit agreement”), governing the ADSs representing our Class A ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

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

Holders of our ADSs will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, ADS holders must vote by giving voting instructions to the depositary. If we ask for instructions of ADS holders, then upon receipt of such voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for instructions of ADS holders, the depositary may still vote in accordance with instructions given by holders of ADSs, but it is not required to do so. ADS holders will not be able to directly exercise their right to vote with respect to the underlying shares unless they withdraw the shares. When a general meeting is convened, an ADS holder may not receive sufficient advance notice to withdraw the shares underlying his or her ADSs to allow such holder to vote with respect to any specific matter. If we ask for instructions of holders of ADSs, the depositary will notify ADS holders of the upcoming vote and will arrange to deliver our voting materials to ADS holders. We have agreed to give the depositary at least 30 days’ prior notice of shareholders’ meetings. Nevertheless, we cannot assure you that ADS holders will receive the voting materials in time to ensure that ADS holders can instruct the depositary to vote their shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out ADS holders’ voting instructions. This means that an ADS holder may not be able to exercise the right to vote and may have no legal remedy if the shares underlying his or her ADSs are not voted as such holder requested.

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

We are subject to the U.S., Hong Kong and Singapore listing and regulatory requirements concurrently. The NYSE, Hong Kong Stock Exchange and Singapore Exchange have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class A ordinary shares and our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our Class A ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Class A ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong and Singapore generally or to the same extent, or vice versa. Because of the different characteristics of the U.S., Hong Kong and Singapore capital markets, the market prices of our ADSs may not be indicative of the trading performance of our Class A ordinary shares on the Hong Kong Stock Exchange and the Singapore Exchange, or vice versa.

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

ITEM 4.       INFORMATION ON THE COMPANY

A.          History and Development of the Company

We were founded in November 2014, as Nextev Inc., which was changed to our current name NIO Inc. in July 2017. Significant milestones in our development since 2024 include the following:

●	In February 2024, we completed the repurchase right offer relating to the 2026 Notes. US$300.5 million in aggregate principal amount of the 2026 Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. Following settlement of the repurchase, US$912,000 aggregate principal amount of the 2026 Notes remained outstanding and continue to be subject to the existing terms of the indenture and the 2026 Notes.
●	In May 2024, we launched our family-oriented smart electric vehicle brand, ONVO, as well as its first vehicle model, the L60, a smart electric mid-size family SUV. We commenced deliveries of L60 in September 2024.
●	In May 2024, NIO China and NIO Energy Investment (Hubei) Co., Ltd., or NIO Power, a wholly-owned subsidiary of NIO China, entered into definitive agreements with Wuhan Guangchuang Emerging Technology Phase I Venture Capital Fund Partnership (Limited Partnership), or NIO Power Investor, for an investment in NIO Power. Pursuant to these agreements, the NIO Power Investor will initially invest RMB1.0 billion in cash in NIO Power, subject to the satisfaction of customary closing conditions in the definitive agreements. The NIO Power Investor has the right to invest up to an additional RMB500 million in NIO Power at the same valuation as this investment. As of the date of this annual report, NIO Power Investor has made the first installment of RMB500 million investment in cash in NIO Power. Additionally, in December 2024, NIO China invested RMB1.0 billion in cash to subscribe for newly issued shares of NIO Power. As of the date of this report, NIO China holds a 90.9% equity interest in NIO Power.
●	In September 2024, we entered into definitive agreements for investment in NIO China with the Initial NIO China Series B Strategic Investors. Subsequently, in December 2024, we entered into the NIO China Series B Supplemental Agreements with the NIO China Series B Strategic Investors. Pursuant to the NIO China Series B Investment Agreements and the NIO China Series B Supplemental Agreements, the NIO China Series B Strategic Investors agreed to invest an aggregate of RMB3.3 billion in cash to subscribe for newly issued shares of NIO China, and we agreed to invest an aggregate of RMB10 billion in cash to subscribe for newly issued shares of NIO China. As of the date of this annual report, the NIO China Series B Strategic Investors have injected an aggregate of RMB2.8 billion in cash into NIO China, while we have injected an aggregate of RMB10 billion in cash into NIO China. As of the date of this annual report, we currently hold 89.0% of controlling equity interest in NIO China. We and the NIO China Series B Strategic Investors are working towards the completion of the remaining portion of the previously announced investment transaction. Upon completion, we will hold 88.25% of controlling equity interest in NIO China, while the NIO China Strategic Investors will collectively hold the remaining 11.75% of equity interest in NIO China.
●	In December 2024, we unveiled firefly, our small, smart, high-end electric car brand and debuted its vehicle model. The official launch of the firefly vehicle model is expected in April 2025.

●	On January 31, 2025, we completed the repurchase right offer relating to the 2027 Notes. US$378.3 million in aggregate principal amount of the 2027 Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. Following settlement of the repurchase, US$213,000 aggregate principal amount of the 2027 Notes remained outstanding and continue to be subject to the existing terms of the indenture and the 2027 Notes.
●	On April 7, 2025, we completed the offering of 136,800,000 Class A ordinary shares, at an offering price of HK$29.46 per share, to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. The aggregate offering size was HK$4,030.1 million.

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

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

B.Business Overview

Our Chinese name, Weilai (蔚来), means Blue Sky Coming.

We are a pioneer and a leading company in the global smart electric vehicle market. We aspire to shape a sustainable and brighter future with the mission of “Blue Sky Coming”. We envision ourself as a user enterprise where innovative technology meets experience excellence. We design, develop, manufacture and sell smart electric vehicles, driving innovations in next-generation core technologies. We distinguish ourself through continuous technological breakthroughs and innovations, exceptional products and services, and a community for shared growth.

Our Vehicles

We design, develop, manufacture and sell our premium smart electric vehicles under the NIO brand, family-oriented smart electric vehicles through the ONVO brand, and small smart high-end electric cars with the FIREFLY brand. We currently offer our products and services in China, Europe, and other markets, and are planning to expand into more global markets to capture the fast-growing EV demand.

Under the NIO brand, we introduced the EP9 supercar in 2016, which was the then fastest electric vehicle, setting the Nurburgring Nordschleife all-electric vehicle lap record. Starting from December 2017, we launched and continually iterated on a succession of well-positioned vehicle models and established a competitive product portfolio, including the ES8 (or the EL8), a six-seater smart electric flagship SUV, the ES7 (or the EL7), a mid-large five-seater smart electric SUV, the ES6 (or the EL6), a five-seater all-round smart electric SUV, the EC7, a five-seater smart electric flagship coupe SUV, the EC6, a five-seater smart electric coupe SUV, the ET9, a smart electric executive flagship, the ET7, a smart electric executive sedan, the ET5, a mid-size smart electric sedan, and the ET5T, a smart electric tourer.

In 2024, we completed a comprehensive upgrade across our entire product portfolio, delivering an enhanced intelligent cockpit experience. With exquisite design, high performance, superior comfort, and advanced digital systems, our product portfolio accurately caters to the diverse needs of users for family, business, and leisure travels. In December 2024, at NIO Day 2024, we officially launched the NIO ET9, a smart electric executive flagship. The ET9 integrates NIO’s full-stack technological capabilities across 12 areas, offering flagship experiences to users in design, space, comfort, audio, intelligent systems, assisted and intelligent driving, safety, powertrain, and overall driving and riding performance.

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

ONVO, our family-oriented smart electric vehicle brand launched in May 2024, stands for “On Voyage,” and carries the implied meaning of “Happiness on Every Path We Travel With Family” in Chinese, embodies ONVO’s commitment to creating better family life and bringing better brand and product experiences to family users. ONVO’s first model, the L60, a mid-size family smart electric SUV was launched and commenced delivery in September 2024. With a spacious interior, enhanced safety features and advanced technologies, the L60 maximizes user value while optimizing lifecycle ownership costs.

Firefly, our small, smart, high-end electric car brand, was launched in December 2024. Built upon NIO’s expertise in research and development, design capabilities, safety standards, and intelligent technologies, firefly embodies the brand’s DNA of being “vivid, thoughtful and solid.” Inspired by the spirit of “freedom to glow,” firefly aims to provide global users with a vivid driving experience and a thoughtfully designed, solid living space.

In 2024, we delivered 221,970 vehicles, including 201,209 vehicles from our premium smart electric vehicle brand NIO, and 20,761 vehicles from our family-oriented smart electric vehicle brand ONVO. The official launch of the firefly vehicle model is expected in April 2025. We will continue to develop more products to expand our addressable market segments.

The following diagram illustrates our vehicle models and their starting manufacturer’s suggested retail price, or the MSRP, in China as of the date of this annual report in RMB (unless otherwise noted):

Note:

*	The price represents pre-sale price in China as of the date of this annual report in RMB.

Our Key Technological Breakthroughs and Innovations

Since our inception, we have remained committed to innovation and dedicated to investing in research and development of core technologies. Our technological breakthroughs and innovations differentiate us from our peers, creating better user experiences and enhancing our users’ confidence in us. We have strategically focused on building in-house capabilities including battery swapping, assisted and intelligent driving, digital technologies, electric powertrain and battery, vehicle engineering and design, among others, to control the design and development of the vehicle software and hardware architecture and the critical components that go into our products. Our capabilities have given us greater flexibility to continually improve our current products and launch new products. By integrating these industry-leading technologies, all of our vehicles are designed to provide our users with a relaxing, interactive, intelligent and immersive experience.

We have strategically located our research and development offices in locations where we believe give us access to the best talent. Our global research and development center for production models is located in Shanghai. Our advanced vehicle manufacturing center is located in Anhui. Our global research and development center for software is located in Beijing. Our global research and development center for autonomous driving is located in San Jose. Our global design center is located in Munich. Our global research and development center for advanced engineering is located in Oxford.

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

●	Battery Swapping. Supported by over 1,670 patented technologies as of December 31, 2024, all of our vehicles support battery swapping. It provides our users with convenient “recharging” experiences by simply swapping the user’s battery for another one within minutes. Moreover, it enables users to enjoy the benefits of battery technology advancements with upgrade options. Additionally, during each battery swap, a comprehensive health assessment on the battery and electric drive system is performed to ensure optimal condition of the vehicle. Equipped with Lidars and NVIDIA DRIVE Orin X chips, our Power Swap Station 4.0 can conduct fully automatic swaps up to 480 times per day and support intelligent vehicle-station connectivity in complex environments.
●	BaaS. Enabled by vehicle-battery separation technology and battery subscription model, BaaS decouples the battery price from the purchase price of a vehicle and allows users to subscribe for battery usage separately. For each user under the BaaS model, we sell a battery to the Battery Asset Company, and the user subscribes for the usage of the battery from the Battery Asset Company. If our users opt to purchase a vehicle and subscribe for the battery under BaaS, they can enjoy a deduction off the original vehicle purchase price while paying a monthly subscription fee for the battery. Our users are able to enjoy permanent or flexible upgrades to batteries with higher capacities or other future battery options with an additional fee as the battery technologies evolve.

Assisted and Intelligent Driving and Subscription

We believe that assisted and intelligent driving is the core of smart electric vehicles, and it has been our focus from day one. We are one of the first companies in China to offer enhanced ADAS capabilities and we have been dedicated to developing our proprietary full-stack assisted and intelligent driving capabilities.

We offer NIO assisted and intelligent driving, or NAD, our full-stack in-house developed assisted and intelligent driving capabilities, to NIO brand users. NAD is equipped with our proprietary perception algorithms, localization, control strategy and platform software. The technology comprises NIO Adam, a super computing platform with outstanding computing power, and NIO Aquila, a super sensing system equipped with high-performance sensors including LiDAR. With the gradual release of certain features of the NAD through NOP+, our generalization capability and collective intelligence capability have seen rapid growth. Currently, NOP+ has been made available for expressways, urban areas, parking and battery swapping, delivering a safer and more relaxing assisted and intelligent driving experience for our users. Our NOP+ is available for user subscription.

We continually process fast iteration on our assisted and intelligent driving system capabilities. At NIO IN 2024, we unveiled the NIO WorldModel (NWM), our multivariable autoregressive generative model, and introduced the NADArch2.0, a brand-new architecture for our assisted and intelligent driving technology. NADArch2.0 is an industry-leading end-to-end architecture empowered by the NWM and will offer a more relaxed and safer assisted and intelligent driving experience for our users.

We offer ONVO Smart Driving, or OSD, to ONVO brand users. OSD is built upon our full-stack assisted and intelligent driving capabilities. OSD utilizes advanced sensor fusion algorithms and is equipped with multiple high-performance sensors, providing users with sophisticated assisted and intelligent driving features. This technology has been optimized for expressways, urban areas, parking, and battery swapping.

In addition, we have commenced our in-house research and development of the intelligent driving chipset to maximize the assisted and intelligent driving algorithm efficiency. In December 2023, we unveiled our first proprietary automotive-grade chip for assisted and intelligent driving, the NX9031. We plan to integrate this chip into our vehicles starting from the delivery of our ET9.

Digital Technologies

Digital System

Digital system is the foundation for us to achieve continuous upgrades through over-the-air updates, the digital platform for building our own proprietary software and algorithms and the security system for deep reassurance.

On top of our proprietary software architecture and cloud data platform, SkyOS, our full-domain vehicle operating system, has what we believe to be the industry-leading connectivity and remote service capabilities with an end-to-end security framework. By seamlessly integrating and efficiently collaborating all vehicle domains, including assisted and intelligent driving, digital cockpit, and vehicle control, SkyOS provides a secure, intelligent and smooth driving experience to users.

Digital Cockpit

Running on the in-house developed SkyOS, our digital cockpit has an AI-driven, scalable and flexible architecture that presents users with an intelligent and immersive digital experience. We have built flexibility into the digital cockpit, so that we can continue to update the cockpit’s operating system with new features and applications.

Inspired by the concept of creating a mobile living space, providing a caring emotion companion while connecting products, services and community, we have launched the N-Box Enhanced Infotainment Console and the AR display system, bringing immersive experiences and a realistic sense of space to our users. Inside our digital cockpit, our in-car AI companions, can listen to, communicate and interact with users, while also supporting multimodal large vision models to foster a strong emotional connection between vehicles and users.

Electric Powertrain and Battery

Electric Powertrain

Starting from our first product, we have designed, developed and manufactured our own proprietary electric powertrains in-house. We possess in-house research and development capabilities across motors, electric controls, reducers, and high voltage charging and distribution systems.

Our electric powertrains are designed specifically for our vehicles, and through firmware over-the-air, we are able to continue to improve and update, and adjust according to our users’ driving behavior. Enabled by in-house research and development capabilities, our motor configuration offers a variety of electric motors. We are in the process of developing our next generation electric powertrains based on the high-voltage architecture.

Battery

We are committed to the research, development and innovations in battery technologies and have built up the research and development capabilities throughout the lifecycle of uni-pack battery. Our batteries are based on advanced battery pack design, battery management system and proprietary swapping mechanism.

Currently, we offer standard range battery, long range battery and ultra-long range battery. In addition, we provide flexible battery upgrade plan to maximize battery utilization efficiency, allowing users to flexibly select battery options or upgrade battery range based on their individual driving needs. We are also collaborating with our partners in developing long-life batteries.

Vehicle Engineering and Design Capabilities

We have significant in-house vehicle engineering and design capabilities, covering all major areas of vehicle development starting from inception to completion, with a particular emphasis on software-driven technologies and fast iteration. In addition, our innovation in core components allows for the efficient development of multiple brands and models. For example, our in-house developed intelligent chassis controller enables integrated control of redundant braking, air spring and damper, while achieving functional safety, cyber security and OTA updates. Moreover, we have implemented our “Skyride” intelligent chassis system, which integrates core hardware components of steer-by-wire, rear-wheel steering, and fully active suspension.

Our global design team has comprehensive design capabilities across the board, from brands, vehicles, user interface/user experience, lifestyle products to accessories.

User Development and User Community

We reach out to and engage with our users directly through our own offline and online platforms, to continuously expand our user community.

Physical Stores

NIO Houses and NIO Spaces serve as NIO’s offline channels for us to reach out to and serve our users, as well as the offline platforms for the NIO user community.

NIO Houses have showroom functions while serving as a clubhouse for our users and their friends. NIO Spaces are mainly showrooms for our brand, vehicles and services. As of December 31, 2024, we had 180 NIO Houses and 433 NIO Spaces in total globally.

ONVO Centers and ONVO Spaces serve as ONVO’s offline channels, designed to showcase products, facilitate sales, and foster engagement within the ONVO user community. As of December 31, 2024, we had a total of 300 ONVO Centers and ONVO Spaces in China.

Brand Apps

Our mobile apps for NIO, ONVO and FIREFLY are all designed to serve as a comprehensive portal, which allows users to not only place orders for and configure vehicles, but also to access vehicle control, power and other services, as well as purchase lifestyle products. Most importantly, our apps function as online platforms for our user community.

Brand Events

Our annual NIO Day is an event jointly hosted by us and our users where we launch our new products and technologies and celebrate the user community. In December 2017 in Beijing, China, we held our first NIO Day and launched the ES8. We had since then held multiple NIO Days to launch new products and interact with our users in the subsequent years. Most recently, in December 2024, we held NIO Day 2024 in Guangzhou, China, with the official launch of the ET9. In addition, during the event, firefly, our small smart high-end electric car brand, was officially launched.

In May 2024, we hosted the debut event for our ONVO brand, introducing our family-oriented smart electric vehicle brand, ONVO, as well as its first vehicle model, the L60, a smart electric mid-size family SUV.

Lifestyle Products

We have established our lifestyle brands for NIO, ONVO and FIREFLY, and we operate online stores within our apps where users can purchase a variety of lifestyle products. The product categories include clothing and accessories, home and living, consumer electronics, food and beverages.

User Points

We provide users with points to encourage user engagement and positive user behavior, such as to keep a safe driving record. Points are earned, among other things, through the welcome packages upon the purchase of vehicles, referrals for test drives and vehicle purchases, and active engagement in the user community. Points can be used, both on our apps and at our physical stores.

NIO Users Trust

In conjunction with our pursuit of being a user enterprise and with the goal of building a deeper connection between NIO and our users, Mr. Bin Li, our chairman of the board of directors and chief executive officer, transferred a certain amount of his ordinary shares to NIO Users Trust in January 2019. Our users have the opportunity to discuss and propose the use of the economic benefits from the shares in NIO Users Trust through a User Council consisting of members of our user community elected by our users. The User Council helps coordinate user activities in our community. According to the articles of association of NIO Users Trust, incomes and proceeds derived from the trust assets shall be mainly used for the following purposes: (i) environmental protection and sustainable development, (ii) NIO Users community care projects, (iii) community activities promoting common growth of users and other necessary projects, and (iv) operational expenses of the Users Trust.

Our Power Solutions

We offer a comprehensive and innovative suite of power solutions to address the charging and swapping needs of our users. Our power solutions include home chargers called Power Home, battery swapping called Power Swap, supercharging piles called Power Charger, destination charging piles called Destination Charger, and mobile charging called Power Mobile. All of those solutions are integrated with Power Cloud, a cloud-based system that synchronizes users’ power consumption information with our power network. Power Cloud intelligently recommends appropriate services based on users’ locations and power consumption patterns. Our users can not only check the availability of charging and swapping resources within NIO’s own network, but also access real-time information on a wide range of public chargers through the Power Map feature on our apps. In addition, we offer One Click for Power valet service, where we pick up, charge and return the vehicle. Our goal is to provide the most convenient and efficient power solutions to our users.

Power Home

Through Power Home, we install home chargers at our users’ residences upon request if the installation is feasible. We currently offer both standard and high-speed home chargers to meet different charging needs.

Power Swap

All of our vehicles support battery swapping. Once a vehicle is parked at a Power Swap Station and the swap function is activated, the battery is automatically replaced within minutes. Automatic battery and electric system assessments are performed during each swap to enhance safety and reliability.

Since the establishment of our first battery swap station in 2018, we have been committed to the ongoing development and improvement of our Power Swap systems. Equipped with Lidars and NVIDIA DRIVE Orin X chips, our Power Swap Station 4.0 can conduct fully automatic swaps up to 480 times per day and support intelligent vehicle-station connectivity in complex environments.

As of December 31, 2024, we had 3,054 Power Swap Stations covering urban areas and expressways globally, through which we had completed over 61 million battery swaps cumulatively. We have opened our Power Swap network to the entire industry and signed strategic partnership agreements with Changan Automobile, Geely Group, Chery Automobile, JAC Group, Lotus, GAC Group and FAW Group on battery charging and swapping.

On August 20, 2024, we announced the “Power Up Counties” plan to strengthen our charging and swapping network across all county-level administrative divisions in China. This initiative aims to provide a more convenient, efficient and comprehensive charging experience for our users. We have been collaborating with partners across transportation, energy and other sectors to jointly develop charging and swapping infrastructure. We expect to join hands with more partners to contribute towards the development of power network and the widespread adoption of battery swapping.

Power Charger and Destination Charger

Through Power Charger, our supercharging piles, we provide our users a fast and reliable power solution. Users are able to locate, use and pay for charging services via our apps. Our Power Chargers feature a slim design and are strategically placed in parking lots and other accessible locations. We currently offer Power Chargers with charging capacities of up to 640kW.

We also deploy Destination Chargers at key locations such as tourist attractions, shopping malls and office buildings to provide greater convenience and flexibility for users.

As of December 31, 2024, we had 25,097 Power Chargers and Destination Chargers in operation. We plan to further enhance charging efficiency and expand our charging network to cater to the growing user demand.

Power Mobile

Through Power Mobile, we provide on-demand charging services through fast charging vans equipped with our proprietary fast-charging technology. This service supplements our battery swapping and charging network, providing users with additional charging flexibility. Users are able to book Power Mobile services in advance through our apps.

Power Map

In addition to our own swapping and charging network, our users have access to a network of public chargers with real-time availability updates via Power Map in our apps, which consisted of over 1,770,000 publicly accessible charging piles globally as of December 31, 2024. In order to further improve the user experience, we have been working to increase the number of public chargers synchronized with Power Cloud.

One Click for Power

Our One Click for Power valet service offers users a seamless charging experience. Through our apps, users can request our team to pick up their vehicle from a designated location for valet charging, battery swapping or Power Mobile service. Power Cloud utilizes smart scheduling to identify the most suitable power solution based on the user’s driving habits, ensuring maximum convenience.

Service and Warranty

Our users can access a full suite of innovative services through our apps, as part of our strategy of redefining the user experience. We provide an integrated service ecosystem that delivers a holistic, end-to-end service experience. We believe that our service capability is among the core competitiveness we possess.

Service

Service Network

We provide servicing through both company-owned and authorized third-party service centers, offering repair, maintenance and bodywork services. As of December 31, 2024, we had 383 service centers worldwide.

We also provide high-quality delivery services through delivery centers, which serve as vital hubs in the user experience journey. At these centers, we offer users comprehensive support, including vehicle transportation and delivery, pre-delivery inspections, guidance on vehicle features, assistance with vehicle registration and insurance processing.

Service Plan

We offer service plans on an annual fee basis in certain regions. The service plans offer a combination of insurance and a range of service options. The insurance offered in the plan covers statutory third-party liability and vehicle damage insurance, which are provided through third-party insurers. Our service offerings include vehicle repair and maintenance services, courtesy vehicles, and enhanced data packages, among other services.

Users are able to arrange for vehicle services through our apps. We also offer repair and maintenance services at users’ doorsteps for added convenience.

Auto Financing

We have agreements with several commercial banks in China to assist users in acquiring financing for vehicle purchases. We also offer auto financing arrangements to users directly through our subsidiaries.

Used Vehicle Service

We have partnered with various used car dealers through our apps to assist users in completing used car transactions efficiently and conveniently.

Warranty Policy

We offer comprehensive warranty policies covering the entire vehicle as well as key electric components, including the battery, electric motor, and power electronic units. In addition to the standard warranty required by local laws and regulations, we also provide extended warranty services, with specific terms and conditions varying by markets and vehicle models.

Supply Chain, Manufacturing and Quality Assurance

We view the suppliers and manufacturers we work with as key partners in our vehicle development process. We aim to leverage our partners’ industry expertise to ensure that each vehicle we produce meets our strict quality standards.

Supply Chain

We work with both global and local supply chain partners, with the majority of our suppliers being located in China, which enables us to acquire supplies more efficiently and reduce overall logistics-related cost.

We obtain systems, components, raw materials, parts, manufacturing equipment, and other supplies and services from suppliers which we deem reputable and reliable. We adhere to a structured internal process when sourcing suppliers, evaluating factors such as quality, cost and delivery timelines. We continuously enhance our supply chain to build a more efficient and diversified system. Additionally, we actively cultivate partnerships with suppliers that have innovative technological capabilities and cost advantages, thereby increasing the competitiveness and innovativeness of our supply chain. While we obtain components from multiple sources whenever possible, many of the components used in our vehicles are purchased from a single source. Eventually we plan to implement a multi-sourcing strategy in order to reduce reliance on sole-source suppliers.

Manufacturing

Vehicle Manufacturing

We currently manufacture our vehicles at the F1 and F2 Plants in Anhui, China. Our production capacity expansion strategy is aligned with our product pipeline development and sales projections. In line with this strategic planning, our new F3 Plant in Anhui Province is expected to commence operations in the third quarter of 2025.

In the past, we partnered with JAC for the joint manufacturing of our vehicles at the F1 and F2 Plants. In December 2023, we entered into definitive agreements with JAC to acquire the manufacturing equipment and assets of both plants for a total consideration of approximately RMB3.16 billion, excluding taxes. The asset transfer was completed in the same month. In addition, we have completed the filing process for our electric passenger vehicle investment project with the relevant authorities in Anhui province and have been included in the Ministry of Industry and Information Technology’s catalogue of approved manufacturers. Our manufacturing model has transitioned from joint manufacturing to independent manufacturing.

Other Manufacturing

We have established our manufacturing facilities in China for the production of electric powertrains and other vehicle parts, with highly automated production lines, advanced manufacturing execution systems and automated guided vehicles. We also manufacture Power Swap Stations and charging piles independently, as well as in collaboration with our partners.

Quality Assurance

We aim to deliver high-quality products and services to our users in line with our core values and commitments. We have established a Quality Committee responsible for the overall quality management across the company. Chaired by our executive vice president, the Quality Committee oversees the formulation of group-level quality assurance policies, strategies, goals and initiatives, while also monitoring progress toward quality objectives. Our dedicated quality management teams are responsible for our overall quality strategy, quality systems and processes, quality culture, and general quality management implementation.

We believe that our quality management system is the key to ensuring the delivery of high-quality products and services, minimizing waste and maximizing efficiency. Our All-Time Quality (ATQ) system is a comprehensive framework centered on user interests, applying quality management across our entire business chain, from product development, supply chain and manufacturing to logistics, user experience and service quality. Our quality management system covers six major areas including software, charging and battery swapping, vehicle, smart hardware, electric drive system, and battery. The ATQ system also extends across all stages of our business, covering early-stage design quality, partner quality, manufacturing and logistics quality, and user service quality.

For early-stage design quality, we adopt a Design-for-X approach that comprehensively anticipates and prevents quality issues across various aspects, including early-stage product definition, modeling, engineering development, software development, process development, and quality control. Our approach emphasizes proactive failure prevention, strives for first-time accuracy, and fosters a dynamic failure prevention ecosystem that shares common goals and is capable, self-driven and iterative.

Regarding partner quality, we have developed an innovative partner evaluation system that has positively influences our upstream and downstream partners, enabling win-win cooperation. Through innovations in supply chain collaboration models, we have developed a creative supply chain management approach that supports our partners to quickly improve process and quality management capabilities, driving a transformation of the value chain.

To ensure manufacturing and logistics quality, we have engaged in comprehensive and in-depth planning to utilize industry-leading, digitalized and intelligent quality inspection tools and established a systematic quality assurance mechanism for vehicle manufacturing.

For user service quality, we leverage our internet-based capabilities and extensive user touchpoints to create an end-to-end quality assurance system for user operation, maintenance and repair, and issue resolution.

Certain Other Cooperation Arrangements

NIO China Strategic Investors

On April 29, 2020, we entered into an investment agreement, or the initial investment agreement, and a shareholders agreement, or the initial shareholders agreement (collectively, the initial agreements), for investments into NIO Holding Co., Ltd. (previously known as NIO (Anhui) Holding Co., Ltd.), or NIO China, a legal entity that we wholly owned pre-investment, with Hefei City Construction and Investment Holding (Group) Co., Ltd., CS Capital Co., Ltd. (also known as CMG-SDIC Capital Co., Ltd.) and Anhui High-tech Co.

Pursuant to the initial agreements, each investor may designate a fund managed by it or a third party, as applicable, to perform the investment obligations and assume other rights and obligations under the initial agreements. Accordingly, on June 5, 2020, we entered into respective supplemental agreements I to the initial agreements with the investors and their respective designated funds, Jianheng New Energy Fund, Advanced Manufacturing Industry Investment Fund and New Energy Automobile Fund. Under the supplemental agreements I, (i) Hefei City Construction and Investment Holding (Group) Co., Ltd. designated Jianheng New Energy Fund to assume all of its rights and obligations under the initial agreements, (ii) CS Capital Co., Ltd. designated Advanced Manufacturing Industry Investment Fund to assume all of its rights and obligations under the initial agreements, (iii) Anhui High-tech Co. designated New Energy Automobile Fund to perform a portion of its investment obligations under the investment agreement and assume the corresponding rights and obligations under the initial agreements, and (iv) Anhui High-tech Co. will continue to perform the remaining of its investment and other obligations not assigned to New Energy Automobile Fund and enjoy its rights under the initial agreements. On June 18, 2020, we entered into respective supplemental agreements II with the parties to the supplemental agreements I and Anhui Sanzhong Yichuang, another designated fund of Anhui High-tech Co. Under the supplemental agreements II, Anhui High-tech Co. designated Anhui Sanzhong Yichuang to assume its remaining rights and obligations under the initial agreements that had not been assigned to New Energy Automobile Fund pursuant to the supplemental agreements I.

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

Under the Hefei Investment Agreement, the Hefei Strategic Investors agreed to invest an aggregate of RMB7 billion in cash into NIO China. We agreed to inject our core businesses and assets in China, including vehicle research and development, supply chain, sales and services and NIO Power, collectively referred to as the Asset Consideration, into NIO China. The Asset Consideration was valued at RMB17.77 billion, as calculated based on 85% of the market value of our company (calculated based on our average ADS trading price over the thirty public trading days preceding April 21, 2020). Further, we agreed to invest RMB4.26 billion in cash into NIO China. Upon the completion of these transactions, we held 75.885% of controlling equity interests in NIO China, and the Hefei Strategic Investors collectively held the remaining 24.115%. In September 2020, February 2021 and September 2021, we, through one of our wholly-owned subsidiaries, purchased from certain Hefei Strategic Investors equity interests in NIO China and subscribed for newly increased registered capital of NIO China to increase our shareholding. After the completion of these transactions, or the NIO China Series A Investment, we held 92.114% controlling equity interests in NIO China.

Pursuant to the Previous Hefei Agreements, NIO China established its headquarters in the Hefei Economic and Technological Development Area for its business operation, research and development, sales and services, supply chain and manufacturing functions. We collaborated with the Hefei Strategic Investors and Hefei Economic and Technological Development Area to develop NIO China’s business and to support the accelerated development of the smart electric vehicle sectors in Hefei. In addition, NIO China could enjoy a series of subsidies and support from Hefei Economic and Technological Development Area, including rent subsidies, financial support and preferential tax treatment, when NIO China meets certain performance criteria, such as targets for manufacturing capacity, procurement amount and vehicle sales.

On March 30, 2024, we entered into the 2024 Hefei Shareholders Agreement with Jianheng New Energy Fund, Advanced Manufacturing Industry Investment Fund, New Energy Automobile Fund and Anhui Sanzhong Yichuang. The 2024 Hefei Shareholders Agreement amended certain shareholders’ rights in NIO China and superseded the Previous Hefei Shareholders Agreement.

In September 2024, we entered into definitive agreements for investment in NIO China with the Initial NIO China Series B Strategic Investors. Pursuant to the NIO China Series B Investment Agreements, each investor may transfer its rights, interests and obligations under the NIO China Series B Investment Agreements to its affiliates or a third party agreed by us. Subsequently, on December 28, 2024, the Company entered into supplemental agreements to the NIO China Series B Investment Agreements, or the NIO China Series B Supplemental Agreements, with the Initial Series B Strategic Investors and their respective designated entities, which we collectively refer to as the NIO China Series B Strategic Investors, pursuant to which (i) Jianheng New Energy Fund transferred its rights, interests and obligations under the NIO China Series B Investment Agreements to Hefei Jianxiang Investment Co., Ltd., and (ii) Anhui High-tech Co. transferred its rights, interests and obligations under the NIO China Series B Investment Agreements to Anhui Emerging Industry Yuwen Weiyuan Technology Partnership Enterprise (Limited Partnership). Pursuant to the NIO China Series B Investment Agreements and the NIO China Series B Supplemental Agreements, the NIO China Series B Strategic Investors agreed to invest an aggregate of RMB3.3 billion in cash to subscribe for newly issued shares of NIO China, and we agreed to invest an aggregate of RMB10 billion in cash to subscribe for newly issued shares of NIO China, which we collectively refer to as the NIO China Series B Investment. As of the date of this annual report, the NIO China Series B Strategic Investors have injected an aggregate of RMB2.8 billion in cash into NIO China, while we have injected an aggregate of RMB10 billion in cash into NIO China. As of the date of this annual report, we currently hold 89.0% of controlling equity interest in NIO China. We and the NIO China Series B Strategic Investors are working towards the completion of the remaining portion of the previously announced investment transaction. Upon completion, we will hold 88.25% of controlling equity interest in NIO China, while the NIO China Strategic Investors will collectively hold the remaining 11.75% of equity interest in NIO China.

In addition, pursuant to the NIO China Series B Investment Agreements, we have the right to invest an additional RMB20 billion to subscribe for additional shares in NIO China by December 31, 2025 based on the same price and terms of the NIO China Series B Investment.

In connection with the NIO China Series B Investment, we entered into a new shareholders agreement, as amended and supplemented by the NIO China Series B Supplemental Agreements, or the NIO China Series B Shareholders Agreement, with the NIO China Series B Strategic Investors and the other existing shareholders of NIO China, which we collectively referred to as NIO China Strategic Investors. The NIO China Series B Shareholders Agreement amended certain shareholders’ rights in NIO China and superseded the 2024 Hefei Shareholders Agreement.

Pursuant to the NIO China Series B Shareholders Agreement, the NIO China Strategic Investors have certain minority shareholder rights, including, among others, the right of first refusal, co-sale right, preemptive right, anti-dilution right, redemption right, liquidation preference and conditional drag-along right. In particular, the following rights, among others, directly relate to obligations of NIO Inc.:

●	Redemption right. Any NIO China Strategic Investor may require us and/or our Hong Kong holding vehicles, the immediate holding companies of NIO China, to redeem all or a portion of the equity interests in NIO China held by such NIO China Strategic Investor upon the occurrence of certain triggering events at a redemption price equal to the higher of: (i) the total investment amount paid by the NIO China Strategic Investor, plus an investment income calculated at a compound rate of 8.5% (with respect to NIO China Series A Investment) or 7.5% (with respect to NIO China Series B Investment) per annum; and (ii) the value of the equity interests requested for redemption by the NIO China Strategic Investor, based on the post-investment valuation of NIO China and its affiliates and controlled entities in the most recent financing round. In particular, if NIO China fails to complete the listing application or to issue the material assets restructuring plan related to the qualified initial public offering before December 31, 2027, or fails to complete the qualified initial public offering before December 31, 2028, the NIO China Strategic Investors may request us to redeem the equity interest in NIO China then held by them.
●	Share transfer restriction. Before NIO China completes its potential qualified initial public offering, without the prior written consent of the NIO China Strategic Investors, we may not directly or indirectly transfer, pledge or otherwise dispose of NIO China’s shares to a third party that may result in our shareholding in NIO China fall below 60%. A qualified initial public offering refers to NIO China’s shares being directly or indirectly listed on the Shanghai Stock Exchange, the Shenzhen Stock Exchange, or another overseas stock exchange approved by all shareholders of NIO China, through an initial public offering or a material assets restructuring with a listed company.

●	Liquidation preference. In the event that NIO China is liquidated, the NIO China Strategic Investors are guaranteed a minimum investment return equal to their capital contribution in NIO China by the NIO China Strategic Investors plus an investment income calculated at a compound interest rate of 8.5% (with respect to NIO China Series A Investment) or 7.5% (with respect to NIO China Series B Investment) per annum based on the total amount of their capital contribution. If the total consideration received by the NIO China Strategic Investors in such liquidation events is not sufficient to meet the guaranteed minimum investment return, we undertake to compensate separately the shortfall to the NIO China Strategic Investors in cash. Therefore, we could potentially be liable for the full amount of the minimum investment return under the Hefei Investment Agreement and the NIO China Series B Investment Agreements.

We maintain effective control over NIO China through our significant shareholdings and corresponding voting rights in NIO China. As of the date of this annual report, we hold 89.0% controlling equity interests and corresponding voting rights in NIO China, and upon completion of the NIO China Series B Investment, we will hold 88.25% of controlling equity interests and corresponding voting rights in NIO China. According to the NIO China Series B Shareholders Agreement and NIO China’s articles of association, certain significant corporate matters requiring shareholders’ approval by law that fall into the protective provisions at the board of directors level shall be approved by the board of directors of NIO China before being presented to the shareholders for approval. Resolutions of the shareholders involving such significant corporate matters may be passed by shareholders holding at least two thirds of all valid voting power, while resolutions involving other matters may be passed by shareholders holding at least half of all valid voting power. Considering our controlling equity interests and corresponding voting rights in NIO China, we have the power to approve all corporate matters that are required to be approved by NIO China’s shareholders.

We also have effective control over the board of directors of NIO China through the majority representation and corresponding voting rights on its board. According to the NIO China Series B Shareholders Agreement, the current board of directors of NIO China consists of seven members, five of whom are designated by us and serve as directors or executive officers of the Company. The remaining two directors are designated by Jianheng New Energy Fund and Advanced Manufacturing Industry Investment Fund. Each of these two directors independently exercises voting rights on board matters without any act-in-concert arrangements between them or among the NIO China Strategic Investors. These two directors do not participate in the daily operations and management of NIO China outside of their board meeting participation. Moreover, if the aggregate equity holding of the NIO China Strategic Investors in NIO China is lower than 5%, the NIO China Strategic Investors shall not be entitled to nominate any directors.

In addition, a limited scope of significant corporate matters, such as changes in NIO China’s corporate structure, changes to its core business, and amendment to its articles of association, require the affirmative votes of three-fourths (3/4) of the directors for investor protection purposes, while the affirmative votes of two thirds of the directors are sufficient to approve certain corporate matters, such as the annual budget, the annual final accounts, and the appointment or removal of the CEO and CFO, in accordance with the NIO China Series B Shareholders Agreement.

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

Business Collaboration with Forseven

On February 26, 2024, we entered into a technology license agreement, or the Technology License Agreement, with Forseven, a subsidiary of CYVN Holdings L.L.C. Pursuant to the Technology License Agreement, we granted a non-exclusive and non-transferrable worldwide license to Forseven to use certain of our technical information, technical solutions, software and intellectual property rights related to or subsisting in our existing and future smart electric vehicle platforms within certain period, which we collectively refer to as the Licensed Technologies, for (i) the research and development, manufacturing, offering to sell, sales, import and export of vehicle models sold or marketed under Forseven brand(s) meeting pre-agreed manufacturer’s suggested retail price thresholds (excluding tax) under the Technology License Agreement, which we collectively refer to as the Licensed Products, and (ii) the provision or procurement of certain after-sales services for the Licensed Products to its users or technical services from us. We will also provide Forseven with information and reasonable assistance to the extent necessary for Forseven to utilize the Licensed Technologies in accordance with general industry practices. In addition to the Technology License Agreement, we also entered into various service agreements to assist Forseven to develop vehicles based on the Technology License Agreement for pre-agreed fees.

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

Competition

The automotive market is highly competitive, and we compete with both NEV and ICE vehicles targeting the mid- to high-end segment. The electric vehicle industry continues to evolve, driven by shifting market demands, supportive policies for new energy vehicles, the expansion of charging infrastructure, and advancements in electric component technologies. As more traditional OEMs and other enterprises with strong financial, engineering, manufacturing, and marketing capabilities enter the market, competition is expected to further intensify. Key competitive factors in the industry include pricing, technological innovation, product design and performance, product quality and safety, service and charging solutions, user experience, and manufacturing efficiency. Our competitive advantages in this dynamic landscape lie in our continuously evolving products tailored to better meet customer needs, ongoing advancements in proprietary software and hardware technologies, comprehensive power solutions encompassing battery swapping, as well as an exceptional user experience.

Intellectual Property

We have developed a number of proprietary systems and technologies. Since our inception, we have remained committed to innovation and have dedicated ourselves to investing in research and development of core technologies. We have strategically focused on building in-house capabilities, including battery swapping, assisted and intelligent driving, digital technologies, electric powertrain and battery, vehicle engineering and design, among others. As a result, our success depends, at least in part, on our ability to protect our core technology and intellectual property, including our registered patents for electric powertrain, battery and assisted and intelligent driving technologies, among others. To accomplish this, we adopted a protection approach that combines patent filings, trade secret protections (mainly through employee and third-party nondisclosure agreements and internal policies), copyright registrations and trademark filings to establish and protect our proprietary rights in our technology and brands. We will actively monitor and pursue claims against unauthorized use or exploitation of our intellectual property.

As of December 31, 2024, we had 5,693 issued patents and 4,122 pending patent applications, 6,296 registered trademarks and 1,371 pending trademark applications in the United States, China, Europe and other jurisdictions. As of December 31, 2024, we also held or otherwise had the legal right to use 312 registered copyrights for software or works of art and approximately 869 registered domain names, including www.nio.io. We intend to continue to file additional patent applications with respect to our technology.

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

We have continually enhanced our ESG practice with an unwavering dedication to sustainable development. In 2024, MSCI upgraded our ESG rating from A to AA, positioning us in the top tier of the global automotive industry. In addition, we were included on 2024 Fortune China ESG Impact List, one of the three automotive companies on the list, reflecting our efforts in environmental stewardship, employee wellbeing, and community engagement. Moreover, we received the Climate Adaptation Innovation Pioneer Award and the Community Engagement Excellence Award from the Hong Kong ESG Reporting Awards (HERA), one of the most influential ESG awards in Hong Kong. In 2024, we conducted extensive research on ESG topics and actively solicited feedback from both internal and external stakeholders. In January 2025, we were recognized in the Corporate Knights Global 100, ranking 13th out of over 8,000 companies and securing the top position among global automotive companies. The achievements in our ESG initiatives reflect the high recognition of our long-term investment value and sustainable practices by international authorities.

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

With the guidelines from the United Nations Global Compact, United Nations Sustainable Development Goals, and ESG Sustainability related regulations, we have identified the following three pillars in our ESG initiatives, which have been integrated into our business operations and corporate governance.

Environmental Sustainability

Focusing on low-carbon development, ecological protection and environmental management, we make efforts to put the concept of sustainability into practice through the whole lifecycle of the green industry chain and build a green eco-system with upstream and downstream partners.

At the product design and development stage, based on the philosophy of design for sustainability, we conduct comprehensive research on the availability and application of low-carbon technologies and materials, and apply them on our products to reduce the carbon emission and energy consumption of our product portfolio. During the manufacturing process, we continue to improve and carry forward its green manufacturing system by carrying out intensive green space construction, empowering digital management and committing to renewable energy utilization. In addition, we implemented water, aluminum and other scrap material recycling in our plant and aim to further expand our recycling efforts throughout the product lifecycle. In 2024, our factory was designated as a Green Factory by Anhui Province, signifying a high recognition of our contribution to promoting green manufacturing and low-carbon economic development.

Moreover, we have initiated a series of activities together with different stakeholders to protect the environment and support the broader community. We launched Clean Parks, an ecosystem co-conservation initiative co-initiated with the World Wide Fund for Nature and the United Nations Development Programme.

Social Sustainability

We are fully committed to being socially responsible and making a positive impact on the society. Driven by user experience, we integrate quality, safety, and innovation into the whole lifecycle management of products and services, which not only covers research and development, supply chain, manufacturing and user service, but also includes innovative business models based on core technologies, aligning user needs with full-lifecycle user experiences. In 2024, we introduced the All-Time Quality (ATQ) system, a comprehensive lifecycle quality framework centered on user interests, which applies quality management across the entire business chain, from product development, supply chain, manufacturing and logistics to user experience and service quality.

We have built a user community extending from personal growth to community development and user co-creation. To further understand the demands of users and improve our service quality, NIO has set up a multi-dimensional satisfaction survey mechanism.

As a member of the United Nations Global Compact, we are committed to fulfilling the standards and requirements of the Universal Declaration of Human Rights and the Declaration of the International Labor Organization on Fundamental Principles and Rights at Work, and have integrated them into internal systems and polices. We focus on identifying and attracting talent from diverse backgrounds across the globe and aim to facilitate the long-term development of employees through a value-driven mechanism based on NIO value system. We have established a unique career development system, NIO Career Path system, providing different development paths for employees in different positions. On top of our employee stock ownership plan and compulsory benefits and insurances covering all employees, we also offer our employees various supplementary benefits and organize various employee activities to enrich employees’ lives and improve their wellbeing.

We have established various corporate social responsibility initiatives to comprehensively give back to the communities and to create value for the society. We are the sponsor of the Formula Student Electric China, a competition event where college students design and race electric racing vehicles, allowing us to nurture the young talent for the future of the automotive industry. In addition, NIO Users Trust has been making continuous contributions to public welfare projects, including rural revitalization, emergency assistance, user care and charity donations, and collaborating with third-party organizations in various projects with the goal to achieve a balance between social benefits and economic development.

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

As a responsible company, we serve the long-term value of our business and act with integrity and ethics. We established a comprehensive internal ethics and compliance system and polices to manage our business behavior and prohibit corruption, bribery, extortion, fraud, money laundering, monopoly and unfair competition, and insider trading. For enabling a comprehensive supervision of ethics, we set up the reporting mechanism with whistle-blower protection. In addition, we carry out integrity training for all employees every year, and implement standardized management of the performance of their duties.

To provide solid support for business development, we have established a comprehensive information security management system, and has been improving the system constantly in line with applicable laws and regulations in the countries and regions where we conduct business, supporting smooth business operations of our company and protecting the security of user information.

To support our mission and advance our ESG initiatives, Nominating and ESG Committee oversees and manages our ESG strategies, policies, and performance, and reports to our board of directors regarding the ESG progress to align the ESG related affairs with the overall strategy of our company. The ESG steering team under the Nominating and ESG Committee takes charges of the implementation of ESG initiatives and projects, and leads the ESG and Sustainability Department and relevant personnel to execute ESG-related specific measures.

Seasonality

In the past few years, demand for new vehicles in the automotive industry was generally higher in the fourth quarter. Such variation may or may not continue in the future. Our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. Also, any unusually severe weather conditions in some markets may impact demand for our vehicles.

Insurance

We maintain various insurance policies required by PRC laws and regulations to safeguard against risks and unexpected events. We consider that the coverage from the insurance policies that we maintain is in line with the industry norm. We do not have any business liability or disruption insurance to cover our operations. For the years ended December 31, 2022, 2023 and 2024, we have not made, nor been the subject of, any material insurance claim.

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

Additionally, the Ministry of Industry and Information Technology will establish a NEV credits pool for passenger vehicle enterprises to store or withdraw positive NEV credits, and decide whether to open such pool before July 30 each year based on the average fuel consumption of passenger vehicle enterprises across the country and the supply and demand of NEV credits. The positive NEV credits stored in the credit pool do not have a carryover ratio requirement and are valid for five years. Excess positive NEV credits, or the automotive regulatory credits, are tradable and may be sold to other enterprises through a credit trading scheme established by the Ministry of Industry and Information Technology while excess positive corporate average fuel consumption credits can only be carried forward or transferred among related parties. Negative NEV credits can be offset by purchasing automotive regulatory credits from other manufacturers or importers.

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

Regulations on Electric Vehicle Charging Infrastructure

Pursuant to the Guidance Opinions of the General Office of the State Council on Accelerating the Promotion and Application of the New Energy Vehicles, which took effect on July 14, 2014, the Guidance on the Development of Electric Vehicle Charging Infrastructure (2015-2020), which took effect on October 9, 2015, and the Development Plan for the New-energy Vehicle Industry (2021-2035), which took effect on October 20, 2020, the PRC government encourages the construction and development of charging infrastructure for electric vehicles, such as charging stations and battery swap stations, and only centralized charging and battery replacement power stations are required to obtain approvals for construction permits from the authorities.

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

Exemption of Vehicle Purchase Tax

On December 26, 2017, the Ministry of Finance, the State Taxation Administration, the Ministry of Industry and Information Technology and the Ministry of Science and Technology jointly issued the Announcement on Exemption of Vehicle Purchase Tax for New Energy Vehicle. On June 28, 2019, the Ministry of Finance and the State Taxation Administration jointly issued the Announcement on Renewal of Preferential Policies on Vehicle Purchase Tax. Pursuant to the two announcements, from January 1, 2018 to December 31, 2020, the vehicle purchase tax which is applicable for ICE vehicles is not imposed on purchases of qualified new energy vehicles listed in the Catalogue of New Energy Vehicle Models Exempt from Vehicle Purchase Tax, issued by the Ministry of Industry and Information Technology. Such announcement provides that the policy on exemption of vehicle purchase tax is also applicable to new energy vehicles added to this catalogue prior to December 31, 2017. On April 16, 2020, the Ministry of Finance, the State Taxation Administration and the Ministry of Industry and Information Technology jointly issued the Announcement on Exemption of Vehicle Purchase Tax for New Energy Vehicle, with effect from January 1, 2021, which extends the vehicle purchase tax exemption period provided under the above two announcements till December 31, 2022. On September 18, 2022, the Ministry of Finance, the State Taxation Administration and the Ministry of Industry and Information Technology jointly issued the Announcement on Continuation of Policies for Exemption of Vehicle Purchase Tax for New Energy Vehicle, with effect from September 18, 2022, which provides that the new energy vehicles purchased during the period from January 1, 2023 to December 31, 2023 will be exempted from the vehicle purchase tax. On June 19, 2023, the Ministry of Industry and Information Technology, the Ministry of Finance and the State Taxation Administration, jointly promulgated the Announcement on Continuing and Optimizing the Vehicle Purchase Tax Reduction and Exemption Policies for New Energy Vehicles, pursuant to which, the NEVs purchased from January 1, 2024 to December 31, 2025 are eligible for exemption from vehicle purchase tax, with the amount of tax exemption for each new energy passenger vehicle not exceeding RMB30,000; and the vehicle purchase tax on the NEVs purchased from January 1, 2026 to December 31, 2027 shall be reduced by half, with the amount of tax reduction for each new energy passenger vehicle not exceeding RMB15,000.

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

Regulations on Autonomous Driving

On July 27, 2021, the Ministry of Industry and Information Technology, the Ministry of Public Security and the Ministry of Transport issued Administration of Road Testing and Demonstration Application of Intelligent Connected Vehicles (Trial Implementation), or the Circular No. 97, which took effect on September 1, 2021, and is the primary regulation governing protocol of road testing and demonstration application of intelligent connected vehicles in the PRC. Pursuant to the Circular No. 97, any entity intending to conduct the road testing and demonstration application of intelligent connected vehicles must apply for and obtain a temporary license plate for each tested vehicle. To qualify for such temporary license plate, an applicant entity must satisfy, among others, the following requirements: (i) it must be an independent legal person registered under PRC law with the capacity to conduct manufacturing, technological research or testing of automobiles and automobile parts, which has established protocols to test and assess the performance of autonomous driving functionalities of intelligent connected vehicles and is capable of conducting real-time remote monitor of the tested vehicles, and has the ability to ensure the network security of tested vehicles and remote monitoring platform; (ii) the tested vehicle must be equipped with a driving system that can switch between autonomous driving mode and human driving mode in a safe, quick and simple manner and ensures human driver to take control of the tested vehicle any time immediately when necessary; (iii) the tested vehicle must be equipped with the function of recording, storing and real-time monitoring the condition of the tested vehicle and is able to transmit real-time data of the tested vehicle, such as the control mode, location and speed; (iv) it must sign an employment contract or a labor service contract with the driver of the tested vehicle, who must be a licensed driver of corresponding vehicle types with more than three years’ driving experience and a track record of safe driving and is familiar with the testing protocol or application scheme for autonomous driving system and proficient in operating the system; and (v) it must provide the safety self-declaration, the result of risk assessment on network security, the proof of corresponding measures taken against such risk and other materials to the competent department, and insure each tested vehicle for at least RMB5 million against vehicle accidents or provide a letter of guarantee covering the same. In addition, as to the demonstration application, the applicant entity could also be a consortium of several independent legal persons and has the operational capability of demonstration application and relevant scheme.

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

On November 17, 2023, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of Housing and Urban-Rural Development and the Ministry of Transport promulgated the Notice on Carrying out the Pilot Program of Market Access and Road Passage for Intelligent Connected Vehicles. Such notice applies to (1) the product access pilot for intelligent connected vehicle products equipped with autonomous driving functions and (2) the intelligent connected vehicles that have gained access to carry out road access pilots in restricted areas. To carry out the product access pilot, the applicant must first obtain confirmation from the Ministry of Industry and Information Technology and the Ministry of Public Security. They must also pass tests and safety assessments supervised by provincial authorities and city government departments where the vehicles operate. Only then can they submit the application for product access to the Ministry of Industry and Information Technology. Additionally, the applicant must purchase insurance for the vehicle and complete the registration process. On November 21, 2023, the Ministry of Transport issued the Guideline on Transport Safety and Service for Autonomous Vehicles (Trial Implementation), which specifically provides the requirements for commercial operation of autonomous vehicles in respect of the scope of application, basic principles, application scenarios, operators of autopilot transport, transport vehicles, staffing, safety assurance, supervision and administration. On July 26, 2024, the Ministry of Natural Resources promulgated the Notice of the Ministry of Natural Resources on Strengthening the Administration of Surveying, Mapping and Geoinformation Security Relating to Intelligent Connected Vehicles, and emphasized various related matters, including the requirement of conducting surveying and mapping activities related to intelligent connected vehicles in accordance with the law, strengthening the management of surveying and mapping activities involving intelligent connected vehicles, strictly managing confidential and sensitive geographic information data, strictly reviewing electronic navigation maps, implementing the requirements for the storage of geoinformation data and cross-border transfer of such data, strengthening the regulation of geoinformation security, encouraging the exploration of geographic information security application, etc.

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

On March 15, 2024, the State Council promulgated the Implementation Regulations on the PRC Consumer Rights and Interests Protection Law, which took effect on July 1, 2024. These implementation regulations refine and supplement the provisions on operator obligations, improve the provisions related to the online consumption, and strengthen the obligations of prepaid consumption operators. For example, (i) operators shall not use standard clauses to unreasonably exempt or reduce their liabilities, aggravate consumers’ liabilities, or restrict consumers’ rights to change or terminate contracts in accordance with the law, choose litigation or arbitration to resolve disputes, or choose goods or services from other operators; (ii) operators shall not excessively collect consumers’ personal information, and shall not force or covertly force consumers to consent to the collection and use of personal information that is not directly related to business activities by means of a general authorization, default authorization, or other methods; (iii) without the consent of consumers, operators shall not send commercial information or make commercial phone calls to consumers; if consumers agree to receive such information or calls, operators shall provide clear and convenient cancellation methods; if consumers choose to cancel, operators shall immediately stop sending such information or making such calls; (iv) operators shall use an easy-to-understand method to provide consumers with information related to goods or services truly and comprehensively, and shall not set different prices or charging standards for the same goods or services under the same conditions without the knowledge of consumers; and (v) if operators provide services through automatic extension or automatic renewal, they shall bring it to the attention of consumers in a conspicuous manner before consumers accept the services and before the date of automatic extension or automatic renewal.

Regulations on Internet Information Security and Privacy Protection

In December 2012, the Standing Committee of the National People’s Congress of China promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. This decision also requires internet operators to take measures to ensure confidentiality of information of users.

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

On February 22, 2023, the CAC promulgated the Measures for the Standard Contract for Cross-border Transfer of Personal Information (the “Measures for Standard Contract”), which became effective on June 1, 2023. The Measures for Standard Contract requires that any personal information processor transferring personal information abroad by entering into the standard contract shall meet all of the following conditions: (i) it is not a critical information infrastructure operator; (ii) it processes the personal information of less than 1 million individuals; (iii) it has cumulatively transferred abroad the personal information of less than 100,000 individuals since January 1 of the previous year; and (iv) it has cumulatively transferred abroad the sensitive personal information of less than 10,000 individuals since January 1 of the previous year. Where there are other relevant provisions in any laws, administrative regulations or rules of the CAC, such provisions shall apply. It also emphasizes that any personal information processor shall not use methods such as quantity splitting of the personal information that is required by law to undergo the security assessment for data cross-border transfer under the Measures for Data Cross-border Transfer. The standard contract shall be concluded in strict accordance with the annex of the Measures for Standard Contract, and the personal information processors shall, within 10 working days after the standard contract enters into effect, apply for filing with the local cyberspace administration at the provincial level.

On March 22, 2024, the Provisions on Promoting and Regulating Cross-border Data Flows (the “New Provisions on Cross-border Data Flows”), which were promulgated by the CAC, became effective. Under the New Provisions on Cross-border Data Flows, to provide the data collected and generated in such activities as international trade, cross-border transport, academic cooperation, transnational manufacturing and marketing, which do not contain personal information or important data, to overseas parties, it is exempted from declaring security assessment for data to be provided abroad, concluding a standard contract for personal information to be provided abroad or passing authentication for protection of personal information. It also emphasizes that, where a data processor other than a critical information infrastructure operator provides abroad the personal information (excluding sensitive personal information) of not more than 100,000 persons accumulatively as of January 1 of the current year, it may be exempted from declaring security assessment for data to be provided abroad, concluding a standard contract for personal information to be provided abroad or passing authentication for protection of personal information.

On May 24, 2024, the Ministry of Industry and Information Technology issued the Implementing Rules for the Risk Assessment of Data Security in the Field of Industry and Information Technology (Trial Implementation), which took effect on June 1, 2024. Such implementing rules apply to data security risk assessment activities conducted by important data or core data processors in the field of industry and information technology in China. General data processors may also refer to these rules to conduct data security risk assessment. The implementing rules establish data security risk assessment mechanisms at both ministerial and provincial levels, refine assessment obligations of processors of important data and core data, and clarify the mechanism and procedures for competent industrial authorities to supervise and administer such assessment activities.

On September 24, 2024, the Regulation on Network Data Security Management was promulgated by the State Council, and became effective as of January 1, 2025. This regulation restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, if the network data processing activities have or may have impacts on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations.

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

Regulations on Environmental Protection and Work Safety

Regulations on Environmental Protection

Pursuant to the Environmental Protection Law of the PRC promulgated by the Standing Committee of the National People’s Congress of China, on December 26, 1989, latest amended on April 24, 2014 and effective on January 1, 2015, any entity which discharges or will discharge pollutants during the course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise, vibrations, electromagnetic radiation and other hazards produced during such activities.

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

Regulations on Foreign Investment in China

Catalogue for the Guidance of Foreign Investment Industries

Investments in the PRC by foreign investors and foreign-invested enterprises were regulated by the Catalogue for the Guidance of Foreign Investment Industries, jointly promulgated by the Ministry of Commerce and NDRC on June 28, 1995 and amended from time to time. This catalogue was last repealed by the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), or the 2024 Negative List, which was jointly promulgated by the Ministry of Commerce and the NDRC on September 6, 2024 and took effect on November 1, 2024, and the Catalogue of Industries for Encouraging Foreign Investment (2022 Version), or the 2022 Encouraging Catalogue, which was jointly promulgated by the Ministry of Commerce and the NDRC on October 26, 2022 and took effect on January 1, 2023. The 2022 Encouraging Catalogue and the 2024 Negative List set out the industries and economic activities in which foreign investment in the PRC is encouraged, restricted or prohibited. Pursuant to the 2022 Encouraging Catalogue, the research and development and manufacture of key parts and components of NEVs fall within the encouraged catalogue, and the 2024 Negative List lifts the limit on foreign ownership of automakers for ICE passenger vehicles. However, the 2024 Negative List provides that foreign investors shall hold no more than 50% of the equity interest in a service provider operating certain value-added telecommunications services (other than for e-commerce, domestic multi-parties communications, storage and forwarding categories, call centers), and foreign investors are prohibited to invest in certain services related to autonomous driving.

The establishment, operation and management of corporate entities in the PRC is governed by the PRC Company Law, which was latest amended on December 29, 2023 and took effect on July 1, 2024. The PRC Company Law governs two types of companies—limited liability companies and joint stock limited companies. The PRC Company Law shall also apply to foreign-invested companies. Where laws on foreign investment have other stipulations, such stipulations shall prevail. The primary amendments in the latest amended PRC Company Law include revisions aimed at improving the company’s establishment and exit system, optimizing the company’s organizational structure, detailing exercise of shareholder rights, perfecting the company’s capital system and strengthening the responsibilities of controlling shareholders and management personnel, etc. The establishment procedures, approval or record-filing procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are regulated by the Foreign Investment Law of the PRC, which took effect on January 1, 2020.

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

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” Because the “negative list” has yet been published, it is unclear whether it will differ from the current 2024 Negative List. The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from PRC governmental authorities.

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

Regulations governing abovementioned dividend distribution arrangements have been replaced by the Foreign Investment Law and its implementation rules, which do not provide specific dividend distribution rules for foreign invested enterprises. The Foreign Investment Law and its implementation rules also provide that after the conversion from a wholly foreign-owned enterprise or sino-foreign equity joint venture to a foreign invested enterprise under the Foreign Investment Law, distribution method of gains agreed in the joint venture agreements may continue to apply.

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

In accordance with the Regulations on the Administration of Housing Funds which were promulgated by the State Council in 1999 and latest amended in March 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.”

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which took effect on March 31, 2023. Further, on May 16, 2023 and May 6, 2024, the CSRC released the sixth and the seventh supporting guideline. According to these rules, the issuer or a major domestic operating company designated by the issuer, as the case may be, shall file with the CSRC, among other things, (i) with respect to its follow-on offering in the same foreign market within three business days after completion of the follow-on offering, and (ii) with respect to its follow-on offering and listing in other foreign markets within three business days, after its initial filing of the listing application to the regulator in the place of such intended listing. Non-compliance with these rules or an overseas listing completed in breach of these rules may result in a warning on the domestic companies and a fine of RMB1 million to RMB10 million on them. Furthermore, the supervisors directly responsible and other directly responsible persons of the domestic enterprises may be warned, and fined between RMB500,000 to RMB5,000,000. The controlling shareholders or actual controllers of the domestic company organize or instigate the illegal acts, or conceal matters resulting in the illegal acts, may be fined between RMB1 million to RMB10 million. On February 17, 2023, the CSRC issued the Notice on Administrative Arrangements for the Filing of Domestic Enterprise’s Overseas Offering and Listing, which stipulates the domestic enterprises have completed overseas listings are not required to file with CSRC in accordance with these rules immediately, but shall carry out filing procedures as required if they conduct refinancing or fall within other circumstances that require filing with the CSRC.

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

Exclusive Business Cooperation Agreement between Shanghai NIO and Beijing NIO

Under the exclusive business cooperation agreement dated April 12, 2021, between Shanghai NIO and Beijing NIO, in exchange for a monthly service fee, Beijing NIO agreed to engage the Shanghai NIO as its exclusive provider of technical support, consultation and other services.

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

Beijing NIO and the Registered Shareholders, and Registered Shareholders, separately, have made a series of covenants and undertakings to ensure that Shanghai NIO retains control over all material respects of the operation and governance of Beijing NIO.

The Registered Shareholders have also undertaken that, subject to the laws and regulations, they will return to Shanghai NIO any consideration they receive in the event that Shanghai NIO exercises the options under the exclusive option agreement to acquire the equity interests in Beijing NIO.

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

D.Property, Plants and Equipment

Currently, we own land use rights with respect to a parcel of land in Nanjing of approximately 355,297 square meters and the ownership with respect to the plant thereon for a term ending on March 10, 2063, which are used for the manufacture of our electric powertrains. As of December 31, 2024, we also leased a number of our facilities in various cities in China, mainly facilities we use for user centers, warehouses, power management centers and sales, marketing, manufacture and customer service, with an aggregated floor area of approximately 4,465,197 square meters. As of December 31, 2024, we leased property in North America for our North American headquarters and global software development center and our marketing, light assembly, research and development center with an aggregate floor area of 201,825 square feet; we leased properties in Europe for management, engineering and storage, design headquarters, and sales and marketing with an aggregate floor area of approximately 314,095 square meters.

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

A.          Operating Results

Overview

We are a pioneer and a leading company in the global smart electric vehicle market. We aspire to shape a sustainable and brighter future with the mission of “Blue Sky Coming”. We envision ourselves as a user enterprise where innovative technology meets experience excellence. We design, develop, manufacture and sell smart electric vehicles, driving innovations in next-generation core technologies. We distinguish ourselves through continuous technological breakthroughs and innovations, exceptional products and services, and a community for shared growth. We provide premium smart electric vehicles under the NIO brand, family-oriented smart electric vehicles through the ONVO brand, and small smart high-end electric cars with the FIREFLY brand.

In 2024, we delivered 221,970 vehicles, including 201,209 vehicles from our premium smart electric vehicle brand NIO, and 20,761 vehicles from our family-oriented smart electric vehicle brand ONVO.

Key Line Items Affecting Our Results of Operations

Revenues

The following table presents our revenue components by amount and as a percentage of the total revenues for the periods indicated.

	Year Ended December 31
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Revenues:
Vehicle sales	45,506,581	92.4	49,257,270	88.6	58,234,086	7,978,037	88.6
Other sales(1)	3,761,980	7.6	6,360,663	11.4	7,497,473	1,027,150	11.4
Total revenues	49,268,561	100.0	55,617,933	100.0	65,731,559	9,005,187	100.0

Note:

(1)	Other sales are comprised as below:

	Year Ended December 31
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Other sales
Parts, accessories and after-sales vehicle services	1,228,385	2.5	2,337,490	4.2	3,324,321	455,430	5.1
Provision of power solutions	1,016,094	2.0	1,666,346	3.0	2,100,553	287,775	3.2
Others	1,517,501	3.1	2,356,827	4.2	2,072,599	283,945	3.1
Total	3,761,980	7.6	6,360,663	11.4	7,497,473	1,027,150	11.4

We currently generate revenues from vehicle sales, which represent revenues from sales of new vehicles, and other sales including (a) parts, accessories and after-sales vehicle services, including repair, maintenance, service package, extended warranty services and other vehicle services, (b) provision of power solutions, including sale of charging piles, provision of battery charging and swapping services, battery upgrade services, BaaS battery buy-out services and other power solution services, (c) others, which mainly consist of revenues from sales of used cars, auto financing services, technical services, lifestyle product merchandise, automotive regulatory credits and other products and services.

Revenues from sales of new vehicles, used cars, charging piles, automotive regulatory credits, parts and accessories are recognized when control is transferred. For embedded vehicle connectivity services and battery swapping services offered together with vehicle sales, we recognize revenue over time using a straight-line method (commensurate with the transfer of benefit to the consumer over the period of service). As for the extended warranty, given our limited operating history and lack of historical data, we recognize revenue over time based on a straight-line method initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available with more data.

Cost of Sales

The following table presents our cost of sales components by amount and as a percentage of our total cost of sales for the period indicated.

	Year Ended December 31
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Cost of Sales:
Vehicle sales	(39,271,801)	89.0	(44,587,572)	84.8	(51,094,616)	(6,999,934)	86.3
Other sales	(4,852,767)	11.0	(7,978,565)	15.2	(8,144,181)	(1,115,748)	13.7
Total cost of sales	(44,124,568)	100.0	(52,566,137)	100.0	(59,238,797)	(8,115,682)	100.0

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

Selling, General and Administrative Expenses

Our selling, general and administrative expenses mainly include (i) employee compensation, including salaries, benefits and bonuses as well as share-based compensation expenses with respect to our sales, marketing and general corporate staff, (ii) marketing and promotional expenses, which primarily consist of marketing and advertising costs, (iii) rental and related expenses, which primarily consist of rental for physical stores and offices, (iv) professional service expenses, which consist of outsourcing fees primarily relating to legal and human resources and IT functions, design fees paid for physical stores and offices and fees paid to auditors, (v) depreciation and amortization expenses, primarily consisting of depreciation and amortization of leasehold improvements, IT equipment and software, among others, (vi) expenses of low value consumables, primarily consisting of, among others, IT consumables, office supplies, sample fees and IT-system related licenses, (vii) traveling expenses, and (viii) other expenses, which includes telecommunication expenses, utilities and other miscellaneous expenses.

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

Share of Income of Equity Investees

Share of income of equity investees primarily consists of our share of the losses, net of shares of gains of our investees in which, as of December 31, 2024, we held 1.0% to 51.0% in related equity interests. Our equity interests are accounted for using the equity method since we exercise significant influence but do not own a majority equity interest in or control those investees. For investees in which we held equity interest less than 20%, we can exercise significant influence over investees through participation and voting rights in the board of directors or investment committee. For investee in which we held equity interest of 51.0%, we cannot control the significant financial and operating decisions of this investee at our discretion according to the corporate government documents.

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

Hong Kong

Subsidiaries incorporated in Hong Kong are subject to 8.25% profit tax on the first HK$2 million taxable income and 16.5% profit tax on the remaining taxable income generated from operations in Hong Kong. There is no withholding tax in Hong Kong on remittance of dividends.

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

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Revenues:(1)
Vehicle sales	45,506,581	49,257,270	58,234,086	7,978,037
Other sales(3)	3,761,980	6,360,663	7,497,473	1,027,150
Total revenues	49,268,561	55,617,933	65,731,559	9,005,187
Cost of sales:(2)
Vehicle sales	(39,271,801)	(44,587,572)	(51,094,616)	(6,999,934)
Other sales	(4,852,767)	(7,978,565)	(8,144,181)	(1,115,748)
Total cost of sales	(44,124,568)	(52,566,137)	(59,238,797)	(8,115,682)
Gross profit	5,143,993	3,051,796	6,492,762	889,505
Operating expenses:(2)
Research and development(2)	(10,836,261)	(13,431,399)	(13,037,304)	(1,786,103)
Selling, general and administrative(2)	(10,537,119)	(12,884,556)	(15,741,057)	(2,156,516)
Other operating income, net	588,728	608,975	411,526	56,379
Total operating expenses	(20,784,652)	(25,706,980)	(28,366,835)	(3,886,240)
Loss from operations	(15,640,659)	(22,655,184)	(21,874,073)	(2,996,735)
Interest and investment income	1,358,719	2,210,018	853,728	116,960
Interest expenses	(333,216)	(403,530)	(798,363)	(109,375)
Gain/(loss) on extinguishment of debt	138,332	170,193	(4,480)	(614)
Share of income/(loss) of equity investees	377,775	64,394	(503,193)	(68,937)
Other (loss)/income, net	(282,952)	155,191	(98,143)	(13,446)
Loss before income tax expense	(14,382,001)	(20,458,918)	(22,424,524)	(3,072,147)
Income tax (expense)/benefit	(55,103)	(260,835)	22,815	3,126
Net loss	(14,437,104)	(20,719,753)	(22,401,709)	(3,069,021)
Other comprehensive income/(loss)
Change in unrealized gains/(losses) related to available-for-sale debt securities, net of tax	746,336	(770,560)	—	—
Foreign currency translation adjustment, net of nil tax	717,274	11,514	149,668	20,504
Total other comprehensive income/(loss)	1,463,610	(759,046)	149,668	20,504
Total comprehensive loss	(12,973,494)	(21,478,799)	(22,252,041)	(3,048,517)
Accretion on redeemable non-controlling interests to redemption value	(279,355)	(303,163)	(347,516)	(47,609)
Net loss/(profit) attributable to non-controlling interests	157,014	(124,051)	91,533	12,540
Other comprehensive (income)/loss attributable to non-controlling interests	(151,299)	156,026	—	—
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(13,247,134)	(21,749,987)	(22,508,024)	(3,083,586)

Notes:

(1)	We currently generate revenues from vehicle sales and other sales.
(2)	Share-based compensation expenses were allocated in cost of sales and operating expenses as follows:

Cost of sales	66,914	83,972	71,779	9,834
Research and development expenses	1,323,370	1,517,206	1,296,136	177,570
Selling, general and administrative expenses	905,612	767,863	560,597	76,801
Total	2,295,896	2,369,041	1,928,512	264,205
(3)

Other sales mainly consist of revenues from (a) parts, accessories and after-sales vehicle services, including repair, maintenance, service package, extended warranty services and other vehicle services, (b) provision of power solutions, including sale of charging piles, provision of battery charging and swapping services, battery upgrade service, BaaS battery buy-out service and other power solution services, (c) others, which mainly consist of revenues from sales of used cars, auto financing services, technical services, lifestyle product merchandise, automotive regulatory credits and other products and services.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Our revenues increased by 18.2% from RMB55,617.9 million in 2023 to RMB65,731.6 million (US$9,005.2 million) in 2024, primarily attributable to (i) an increase in vehicle sales by RMB8,976.8 million, as a result of an increase in vehicle delivery volume by 38.7%, partially offset by a decrease in the average selling price of our vehicles mainly due to changes in product mix, and (ii) an increase in other revenues by RMB1,497.1 million from sales of parts, accessories and after-sales vehicle services and provision of power solutions, as a result of continued growth in the number of our users, partially offset by (iii) the decrease in revenue from sales of used cars by RMB587.8 million.

Cost of sales

Our cost of sales increased by 12.7% from RMB52,566.1 million in 2023 to RMB59,238.8 million (US$8,115.7 million) in 2024, primarily attributable to (i) an increase in cost of vehicle sales by RMB6,507.0 million, as a result of an increase in vehicle delivery volume by 38.7%, partially offset by lower material cost per vehicle and changes in our product mix, and (ii) an increase in cost of provision of power solutions and parts, accessories and after-sales vehicle services by RMB840.1 million, as a result of higher depreciation and operating cost from the increased investment in our power and service network, partially offset by (iii) the decrease in cost of used car sales of RMB746.4 million, as a result of decreased used car sales volume.

Gross Profit and Gross Margin

Our gross profit increased by 112.8% from RMB3,051.8 million in 2023 to RMB6,492.8 million (US$889.5 million) in 2024. The increase of gross profit compared to 2023 was mainly driven by (i) the increase in profit from vehicle sales of RMB2,469.8 million primarily due to an increase in vehicle delivery volume by 38.7%, and (ii) the increase in profit from sales of parts, accessories and after-sales vehicle services with RMB850.1 million.

Gross margin in 2024 was 9.9%, compared with 5.5% in 2023. The increase of gross margin as compared to 2023 was mainly driven by the increase of vehicle margin.

Vehicle margin in 2024 was 12.3%, compared with 9.5% in 2023. Vehicle margin is the margin of new vehicle sales, which is calculated based on revenues and cost of sales derived from new vehicle sales only. The increase of vehicle margin as compared to 2023 was mainly driven by decreased material cost per vehicle, which is partially offset by changes in our product mix.

Other sales margin in 2024 was negative 8.6%, compared with negative 25.4% in 2023, which was mainly driven by the increase of sales of parts, accessories and after-sales vehicle services with relatively high sales margin.

Research and Development Expenses

Research and development expenses decreased by 2.9% from RMB13,431.4 million in 2023 to RMB13,037.3 million (US$1,786.1 million) in 2024, primarily due to decreased design and development costs of RMB457.6 million and decreased personnel costs in research and development functions of RMB169.3 million resulting from different stages of development for new products and technologies, partially offset by the incremental depreciation and amortization expenses of RMB270.3 million.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 22.2% from RMB12,884.6 million in 2023 to RMB15,741.1 million (US$2,156.5 million) in 2024, primarily due to (i) increased employee compensation expense of RMB1,475.9 million driven by an increase in sales functions personnel, and (ii) increased marketing and promotional expenses of RMB766.4 million due to the increase in sales and marketing activities for new brands and products.

Loss from Operations

As a result of the foregoing, we incurred a loss from operations of RMB21,874.1 million (US$2,996.7 million) in 2024, representing a decrease of 3.4% as compared to a loss of RMB22,655.2 million in 2023.

Interest and investment income

We recorded interest and investment income of RMB853.7 million (US$117.0 million) in 2024, representing a decrease of 61.4% as compared to RMB2,210.0 million in 2023, primarily due to the fair value change of our equity investments.

Interest Expenses

Our interest expenses increased from RMB403.5 million in 2023 to RMB798.4 million (US$109.4 million) in 2024, primarily due to the issuance of 2029 Notes and the 2030 Notes in September 2023 and the increased other financing arrangements.

Share of Income/(Loss) of Equity Investees

We recorded share of loss of equity investees of RMB503.2 million (US$68.9 million) in 2024, as compared to share of income of equity investees of RMB64.4 million in 2023, primarily due to the share of losses recorded from our equity investments measured under equity method in 2024.

Other (Loss)/Income, Net

We recorded other losses of RMB98.1 million (US$13.4 million) in 2024, compared with other income of RMB155.2 million in 2023, primarily due to an increase in foreign exchange loss of RMB253.2 million from the revaluation impact of overseas Renminbi-related assets as a result of the depreciation of Renminbi against U.S. dollars in 2024.

Income Tax (Expense)/Benefit

We recorded income tax benefit of RMB22.8 million (US$3.1 million) in 2024, as compared to income tax expense of RMB260.8 million in 2023, primarily due to the reversion of deferred tax liabilities in connection with the fair value change of our equity investments.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB22,401.7 million (US$3,069.0 million) in 2024, representing an increase of 8.1% as compared to a net loss of RMB20,719.8 million in 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our revenues increased by 12.9% from RMB49,268.6 million in 2022 to RMB55,617.9 million in 2023, primarily attributable to (i) an increase of vehicle sales by RMB3,750.7 million, as a result of an increase in vehicle delivery volume by 30.7% mainly due to a more diversified product mix offered to our users, and partially offset by a decrease in the average selling price of our vehicles by 15.7% also mainly due to changes in product mix, (ii) an increase in other revenues by RMB2,655.4 million from sales of parts, accessories and after-sales vehicle services, provision of power solutions and other sales, as a result of continued growth in the number of our users, and partially offset by (iii) the decrease in revenue from sales of automotive regulatory credits by RMB56.7 million mainly due to decreased sales of credits with lower selling prices.

Cost of sales

Our cost of sales increased by 19.1% from RMB44,124.6 million in 2022 to RMB52,566.1 million in 2023, primarily attributable to an increase in cost of vehicle sales by RMB5,315.8 million and an increase of cost of provision of power solutions and parts, accessories and after-sales vehicle services by RMB2,124.1 million, which was mainly due to (i) an increase of vehicle delivery volume by 30.7% in 2023, (ii) partially offset by lower material cost per vehicle and the inventory provisions, accelerated depreciation on production facilities, and losses on purchase commitments for the previous generation of ES8, ES6 and EC6 recorded in 2022 (RMB985.4 million in total) and (iii) higher depreciation and operating cost from the expanded investment in our power and service network.

Gross Profit and Gross Margin

Our gross profit decreased by 40.7% from RMB5,144.0 million in 2022 to RMB3,051.8 million in 2023. The decrease of gross profit compared to 2022 was mainly driven by (i) the decrease of profit from vehicle sales with RMB1,565.1 million primarily due to lower average selling price as a result of changes in product mix, (ii) the decrease of profit from provision of power solutions with RMB697.1 million as a result of the expanded power network, (iii) and partially offset by the increase of profit from sales of parts, accessories and after-sales vehicle services with RMB332.9 million.

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

Research and Development Expenses

Research and development expenses increased by 23.9% from RMB10,836.3 million in 2022 to RMB13,431.4 million in 2023, primarily due to increased personnel costs in research and development functions of RMB2,313.4 million.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 22.3% from RMB10,537.1 million in 2022 to RMB12,884.6 million in 2023, primarily due to (i) increased employee compensation expense of RMB1,397.3 million due to an increase in sales and general corporate functions, and (ii) increased marketing and promotional expenses of RMB867.0 million due to the increase in sales and marketing activities.

Loss from Operations

As a result of the foregoing, we incurred a loss from operations of RMB22,655.2 million in 2023, representing an increase of 44.8% as compared to a loss of RMB15,640.7 million in 2022.

Interest and investment income

We recorded interest and investment income of RMB2,210.0 million in 2023, representing an increase of 62.7% as compared to RMB1,358.7 million in 2022, primarily due to the recycling of an unrealized gain from other comprehensive income to investment income of RMB977.3 million related to an equity investment previously accounted for as an available-for-sale debt investment.

Interest Expenses

Our interest expenses increased from RMB333.2 million in 2022 to RMB403.5 million in 2023, primarily because the principal amount of convertible notes outstanding was higher in 2023 due to the issuance of the 2029 Notes and the 2030 Notes.

Gain on extinguishment of debt

Our gain on extinguishment of debt was RMB170.2 million in 2023, compared with RMB138.3 million in 2022, which was attributed to the gain from the repurchase of a portion of the 2026 Notes and 2027 Notes with a carrying amount of RMB1,822.0 million in 2023 and RMB1,739.3 million, respectively.

Share of Income of Equity Investees

We recorded share of income of equity investees of RMB64.4 million in 2023, compared with RMB377.8 million in 2022, primarily due to the decreased share of income recorded from our equity investments measured under equity method due to decreased earnings of equity investees in 2023.

Other Income/(Loss), Net

We recorded other income of RMB155.2 million in 2023, compared with other losses of RMB283.0 million in 2022, primarily due to a decrease in foreign exchange loss of RMB463.3 million from the revaluation impact of overseas Renminbi-related assets as a result of the appreciation of Renminbi against U.S. dollars in 2023.

Income Tax Expense

Our income tax expense increased from RMB55.1 million in 2022 to RMB260.8 million in 2023, primarily due to the recognition of an income tax expense of RMB206.7 million in 2023 in connection with recycling of an unrealized gain from other comprehensive income to investment income of RMB977.3 million for the available-for-sale debt investment referred to above.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB20,719.8 million in 2023, representing an increase of 43.5% as compared to a net loss of RMB14,437.1 million in 2022.

B.Liquidity and Capital Resources

Cash Flows and Working Capital

We had net cash used in operating activities of RMB3,866.0 million in 2022, net cash used in operating activities of RMB1,381.5 million in 2023, and net cash used in operating activities of RMB7,849.2 million (US$1,075.3 million) in 2024.

As of December 31, 2024, we had a total of RMB41,884.9 million (US$5,738.2 million) in cash and cash equivalents, restricted cash (including non-current restricted cash) and short-term investments. As of December 31, 2024, 79.0% of our cash and cash equivalents and restricted cash (including non-current restricted cash) and short-term investments were denominated in Renminbi and held in PRC and Hong Kong and the other cash and cash equivalents and restricted cash (including non-current restricted cash) and short-term investments were mainly denominated in US$ and held in the PRC, Hong Kong and the United States. Our cash and cash equivalents consist primarily of cash on hand, time deposits and highly liquid investments placed with banks, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

As of December 31, 2024, we had bank credit quotas with an aggregate amount of RMB73,772.8 million (US$10,106.8 million), which consists of non-collateral based bank credit quotas of RMB15,441.3 million (US$2,115.4 million) and collateral-based bank credit quotas of RMB58,331.5 million (US$7,991.4 million). Out of the total non-collateral based bank credit quotas, RMB7,104.5 million (US$973.3 million), RMB2,537.0 million (US$347.6 million), and RMB330.0 million (US$45.2 million) were used for bank borrowing, issuance of letters of guarantee, and bank’s acceptance notes, respectively. Out of the total collateral-based bank credit quotas, RMB2,058.6 million (US$282.0 million) and RMB16,658.7 million (US$2,282.2 million) were used for issuance of letters of guarantee and bank’s acceptance notes, respectively.

As of December 31, 2024, we had RMB9,127.2 million (US$1,250.4 million) and RMB11,440.8 million (US$1,567.4 million) in total short-term and long-term borrowings outstanding, respectively. The borrowings outstanding primarily consisted of the 2026 Notes, 2027 Notes, 2029 Notes and 2030 Notes, portions of the asset-backed notes, and our short-term and long-term bank debt.

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

In addition, on or after February 6, 2024, in the case of the 2026 Notes, and February 6, 2025, in the case of the 2027 Notes, until the 20th scheduled trading day immediately prior to the relevant maturity date, we may redeem the 2026 Notes or the 2027 Notes, as applicable for cash subject to certain conditions, at a redemption price equal to 100% of the principal amount of the 2026 Notes or the 2027 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the relevant optional redemption date. Furthermore, we may redeem all but not part of the 2026 Notes or the 2027 Notes in the event of certain changes in the tax laws. Satisfying the obligations of the 2026 Notes and the 2027 Notes could adversely affect the amount or timing of any distributions to our shareholders. We may choose to satisfy, repurchase, or refinance the 2026 Notes or the 2027 Notes through public or private equity or debt financings if we deem such financings available on favorable terms. In 2022, we repurchased an aggregate principal amount of US$192.9 million of 2026 Notes for a total cash consideration of US$170.5 million. In September 2023, shortly after the pricing of the 2029 Notes and the 2030 Notes, we repurchased an aggregate principal amount of US$255.6 million of the 2026 Notes for a total cash consideration of US$249.9 million and an aggregate principal amount of US$244.4 million of the 2027 Notes for a total cash consideration of US$222.0 million. In February 2024, we completed the repurchase right offer relating to the 2026 Notes. US$300.5 million in aggregate principal amount of the 2026 Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. In November and December 2024, we entered into and completed separate, privately negotiated transactions with a limited number of holders of the 2027 Notes resulting in the exchange of US$127.1 million principal amount of the 2027 Notes into ADSs. In these exchange transactions, we delivered to the participating holders 27.7 million ADSs. The exchange prices ranged from 207.0 to 227.6 ADSs per US$1,000 principal amount of the 2027 Notes. We did not receive any cash proceeds from the issuance of the ADSs upon exchange. Concurrently, CHJ Limited, one of our wholly-owned subsidiaries, surrendered 27.7 million Class A ordinary shares held by it to us for cancellation at no consideration. On January 31, 2025, we completed the repurchase right offer relating to the 2027 Notes. US$378.3 million aggregate principal amount of the 2027 Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. Following settlement of the repurchase, US$213,000 aggregate principal amount of the 2027 Notes remained outstanding and continues to be subject to the existing terms of the indenture and the 2027 Notes.

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

Based on the outstanding principal amount of the 2026 Notes, the 2027 Notes, the 2029 Notes and the 2030 Notes, and the highest conversion rate under each indenture, the maximum number of ADSs that would be issued in connection with the outstanding convertible notes is approximately 134.5 million.

Our principal sources of liquidity have been proceeds from issuances of equity securities, our notes offerings, our bank credit quotas and cash flow from business operations. We have been applying a variety of methods to manage our working capital. We use just-in-time, pull-production system to control the inventory level of the components. Meanwhile, payment methods for our suppliers can be a combination of cash and notes payable.

We have been incurring losses since inception. We incurred operating cash outflow for the year ended December 31, 2024 and our current liabilities exceeded current assets as of December 31, 2024. Therefore, our ability to continue as a going concern is largely dependent on the successful implementation of our management’s business plan to mitigate these adverse conditions, which includes growing our revenue by increasing the sales volume of electric vehicles, maintaining a reasonable working capital turnover rate by managing collection of receivables and settlement of payables, and raising funds from banks under available credit quotas and other sources when needed. We have prepared a cash flows forecast covering the twelve months from the date of issuance of the consolidated financial statements after giving consideration to our business plan as noted above and the evaluation of the probability of the successful implementation of such business plan. We have concluded it is probable that the business plan will be effectively implemented, and our available cash and cash equivalents, restricted cash and short-term investments, cash generated from operating activities and funds from available credit quotas and other sources will be sufficient to support our continuous operations and necessary capital expenditures, and to meet our payment obligations when liabilities fall due within the twelve months from the date of issuance of the consolidated financial statements.

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

The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Summary of Consolidated Cash Flow Data:
Net cash used in operating activities before movements in working capital	(8,116,982)	(14,466,984)	(11,461,099)	(1,570,166)
Changes in operating assets and liabilities	4,250,974	13,085,438	3,611,931	494,832
Net cash used in operating activities	(3,866,008)	(1,381,546)	(7,849,168)	(1,075,334)
Net cash provided by/(used in) investing activities	10,385,017	(10,885,375)	(4,958,493)	(679,310)
Net cash (used in)/provided by financing activities	(1,616,384)	27,662,881	1,772,483	242,829
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(121,896)	70,254	161,039	22,064
Net increase/(decrease) in cash, cash equivalents and restricted cash	4,780,729	15,466,214	(10,874,139)	(1,489,751)
Cash, cash equivalents and restricted cash at beginning of the year	18,374,564	23,155,293	38,621,507	5,291,125
Cash, cash equivalents and restricted cash at end of the year	23,155,293	38,621,507	27,747,368	3,801,374

Operating Activities

Net cash used in operating activities was RMB7,849.2 million (US$1,075.3 million) in 2024, as compared to a net loss of RMB22,401.7 million. The difference was primarily attributable to (i) non-cash items of RMB10,940.6 million, which primarily consisted of depreciation and amortization of RMB5,875.5 million, share-based compensation expenses of RMB1,928.5 million, and amortization of right-of-use assets of RMB1,825.2 million, and (ii) a net increase in changes in operating assets and liabilities by RMB3,611.9 million, which was primarily attributable to an increase in trade and notes payable of RMB4,717.2 million, a decrease in trade and notes receivable of RMB2,985.8 million, and a decrease in other non-current assets of RMB1,385.1 million, partially offset by an increase in amounts due from related parties of RMB5,980.9 million.

Net cash used in operating activities was RMB1,381.5 million in 2023, as compared to a net loss of RMB20,719.8 million. The difference was primarily attributable to (i) non-cash items of RMB6,252.8 million, which primarily consisted of depreciation and amortization of RMB3,378.0 million, share-based compensation expenses of RMB2,369.0 million, amortization of right-of-use assets of RMB1,529.5 million, and (ii) a net increase in changes in operating assets and liabilities by RMB13,085.4 million, which was primarily attributable to an increase in trade and notes payable of RMB4,870.8 million, a decrease in inventory of RMB2,895.5 million, a decrease in other non-current assets of RMB2,600.0 million.

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

Investing Activities

Net cash used in investing activities was RMB4,958.5 million (US$679.3 million) in 2024, primarily attributable to purchase of short-term investments of RMB45,957.6 million, and (ii) purchase of property, plant and equipment and intangible assets of RMB9,142.3 million, partially offset by proceeds from maturities of short-term investments of RMB50,413.9 million.

Net cash used in investing activities was RMB10,885.4 million in 2023, primarily attributable to (i) purchase of short-term investments of RMB43,899.1 million, and (ii) purchase of property, plant and equipment and intangible assets of RMB14,340.8 million, inclusive of VAT input, partially offset by proceeds from maturities of short-term investments of RMB47,753.6 million.

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

Financing Activities

Net cash provided by financing activities was RMB1,772.5 million (US$242.8 million) in 2024, primarily attributable to proceeds from borrowings from third parties of RMB9,218.9 million and capital injection from redeemable non-controlling interests of RMB3,295.5 million, partially offset by repayments of borrowings from third parties of RMB7,512.8 million and repurchase of convertible senior notes of RMB3,302.2 million.

Net cash provided by financing activities was RMB27,662.9 million in 2023, primarily attributable to (i) proceeds from issuance of ordinary shares to CYVN Investments, net of RMB20,962.3 million, (ii) proceeds from issuance of convertible senior notes of RMB8,120.8 million, and (iii) proceeds from borrowings from third parties of RMB8,014.4 million, partially offset by repayments of borrowings from third parties of RMB6,096.0 million and repurchase of convertible senior notes of RMB3,387.6 million.

Net cash used in financing activities was RMB1,616.4 million in 2022, primarily attributable to repayments of borrowings from third parties of RMB7,347.9 million and repurchase of convertible senior notes of RMB1,202.4 million, partially offset by proceeds from borrowings from third parties of RMB6,918.6 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 primarily include our capital commitments, operating and financing lease obligations, short-term and long-term borrowings, and convertible notes, as below:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(in RMB thousands)
Capital commitments	6,423,831	6,212,240	146,147	65,444	—
Operating lease obligations	16,859,377	2,531,918	4,206,054	2,732,702	7,388,703
Finance lease obligations	67,352	16,993	28,849	13,025	8,485
Short-term and long-term borrowings	8,094,670	5,129,180	1,487,990	877,500	600,000
Interest on borrowings	346,716	134,139	141,222	61,316	10,039
Convertible notes with principal and interest	12,248,458	3,081,409	4,842,552	4,324,497	—
Total	44,040,404	17,105,879	10,852,814	8,074,484	8,007,227

Our capital commitments are commitments in relation to the purchase of property and equipment including leasehold improvements.

Our operating and finance lease obligations consist of leases in relation to certain manufacturing plant, offices and buildings and other properties for our sales and service network.

Our short-term and long-term borrowings represent borrowings with maturity from eleven months to seven years.

Our convertible notes that remained outstanding as of December 31, 2024 represented (i) the 2026 Notes with outstanding principal amount of US$912,000 as of December 31, 2024, which will mature in February 2026, (ii) the 2027 Notes with outstanding principal amount of US$378.5 million as of December 31, 2024, which will mature in February 2027, (iii) the 2029 Notes with outstanding principal amount of US$575.0 million as of December 31, 2024, which will mature in October 2029 and (iv) the 2030 Notes with outstanding principal amount of US$575.0 million as of December 31, 2024, which will mature in October 2030. On January 31, 2025, we completed the repurchase right offer relating to the 2027 Notes with aggregate principal amount of US$378.3 million. Following settlement of the repurchase, US$213,000 aggregate principal amount of the 2027 Notes remained outstanding and continues to be subject to the existing terms of the indenture and the 2027 Notes.

We intend to fund our existing and future material cash requirements with our existing cash balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, mortgages and charges or guarantees as of December 31, 2024. As of December 31, 2024, save as disclosed in our consolidated financial statements included elsewhere in this annual report, we did not have significant contingent liabilities. As of December 31, 2024, save as disclosed in this section, we did not have any significant bank overdrafts, loans and other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges hire purchase commitments or other outstanding material contingent liabilities.

Capital Expenditures

In 2022, 2023 and 2024, our capital expenditures were mainly used for the acquisition of property, plant and equipment which consisted primarily of charging and battery swap equipment, mold and tooling, production facilities, IT equipment, research and development equipment, leasehold improvements mainly for NIO Houses and NIO Spaces, delivery and servicing centers, Power Swap Stations and laboratories as well as equity investments. We made capital expenditures of RMB7,251.9 million, RMB14,762.5 million and RMB9,534.7 million (US$1,306.3 million) in 2022, 2023 and 2024, respectively. We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business, and that our level of capital expenditures will be significantly affected by user demand for our products and services. The fact that we have a limited operating history means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. To the extent the proceeds of securities we have issued and cash flows from our business activities are insufficient to fund future capital requirements, we may need to seek equity or debt financing. We will continue to make capital expenditures to support the expected growth of our business.

Holding Company Structure

NIO Inc. is a holding company with no material operations of its own. We conduct our operations in China primarily through our PRC subsidiaries, and, to a much lesser extent, the VIEs, and NIO Insurance Broker Co., Ltd., the subsidiary of Anhui NIO DT. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds, staff bonuses and welfare funds at its discretion, and the VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. The VIEs did not have any material assets or liabilities as of December 31, 2024. In the future, we expect (i) Beijing NIO to focus on value-added telecommunications services, including, without limitation, performing internet services as well as holding certain related licenses; (ii) Anhui NIO AT to focus on assisted and intelligent driving services, including, without limitation, performing certain services as well as holding certain related licenses; and (iii) Anhui NIO DT to focus on insurance brokerage services, including, without limitation, performing insurance brokerage services as well as holding certain related licenses through its subsidiary.

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

We do not consider standard warranty as being a separate performance obligation as it is intended to provide assurance that a product complies with agreed-upon specifications and is not viewed as a distinct obligation. Accordingly, standard warranty is accounted for in accordance with ASC 460, Guarantees.

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bin Li	50	Chairman and Chief Executive Officer
Lihong Qin	51	Director and President
Feng Shen	61	Executive Vice President
Xin Zhou	54	Executive Vice President
Yu Qu	46	Chief Financial Officer
Ganesh V. Iyer	57	Chief Executive Officer of NIO U.S.
Hai Wu	56	Independent Director
Denny Ting Bun Lee	57	Independent Director
Yu Long	52	Independent Director
Yonggang Wen	47	Independent Director
Eddy Georges Skaf	51	Non-Executive Director
Nicholas Paul Collins	50	Non-Executive Director

Mr. Bin Li is our founder and has served as chairman of the board since our inception and our chief executive officer since March 2018. Since February 2015, Mr. Li has served as a director of Dida Inc. (HKEX: 2559), an online shared mobility company. Since July 2021, Mr. Li has served as a director of Uxin Limited (Nasdaq: UXIN), a leading e-commerce platform for buying and selling used cars in China. In 2000, Mr. Li co-founded Beijing Bitauto E-Commerce Co., Ltd. and served as its director and president until 2006. From 2010 to 2020, Mr. Li served as chairman of the board of directors at Bitauto Holdings Limited (previously listed on NYSE with stock code BITA), a former NYSE-listed automobile service company and a leading automobile service provider in China. In 2002, Mr. Li co-founded Beijing Creative & Interactive Digital Technology Co., Ltd. as the chairman of the board of directors and had served as its president and director. Mr. Li received his bachelor’s degree in sociology from Peking University.

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

Mr. Yu Qu joined our Company in October 2016, and currently serves as our Chief Financial Officer. Prior to joining NIO, Mr. Qu held various financial leadership roles at leading multinational companies including Lear Corporation and Johnson Controls, from 2013 to 2016. Before that, he worked at PricewaterhouseCoopers for ten years. Mr. Qu holds a bachelor’s degree in accounting from Peking University and a Master’s Degree in Accounting from Shanghai University of Finance and Economics.

Mr. Ganesh V. Iyer joined our company in April 2016. He has served as the chief executive officer of NIO U.S. since December 2018. Mr. Iyer has over 35 years of experience delivering results in various industries including autonomous technology, hi-tech, manufacturing, and telecom. Mr. Iyer worked as vice president of Information Technology at Tesla Inc. (Nasdaq: TSLA) until 2016. Prior to Tesla, where he served as vice president of Information Technology, Mr. Iyer joined VMWare (NYSE: VMW) in 2010 and held senior information technology leadership roles at VMWare. Prior to VMWare, Mr. Iyer served as director of information technology at Juniper Networks (NYSE: JNPR) and WebEx and worked in consulting primarily at Electronic Data Systems. Mr. Iyer received a bachelor’s degree in chemical engineering from the University of Calicut in India.

Mr. Hai Wu has served as our independent director since July 2016. Mr. Wu has served as a managing partner of Cenova Capital since May 2019. He has extensive experience in investments and management. Prior to Cenova Capital, Mr. Wu served as an executive director of China at Temasek Holdings Advisors (Beijing) Co., Ltd. since April 2014. Prior to that, Mr. Wu was the chief executive officer at Ramaxel Technology (Shenzhen) Limited from April 2012 to February 2014 and a managing director at CITIC Private Equity Funds Management Co., Ltd. from March 2010 to May 2012. Prior to that, Mr. Wu had served at Beijing Branch office of McKinsey & Company for more than ten years and was appointed as the global director and managing partner until February 2010. He also served as a non-executive director of COFCO Meat Holdings Limited (HKEX: 1610) from September 2015 to December 2017. He received a bachelor’s degree in physiology from Peking University, a master’s degree in business administration from the Johnson School of Management, Cornell University and a doctoral degree in biomedical science from Rutgers University.

Mr. Denny Ting Bun Lee has served as our independent director since September 2018. Mr. Lee currently serves as the chairman of the audit committees and an independent non-executive director of the boards of New Oriental Education & Technology Group Inc. (NYSE: EDU; HKEX: 9901) and Jianpu Technology Inc. (OTCQB: AIJTY). From April 2002 to June 2022, Mr. Lee served as a director of NetEase, Inc., formerly known as NetEase.com, Inc., which is listed on the Nasdaq Global Select Market (Nasdaq: NTES) and the Hong Kong Stock Exchange (HKEX: 9999). He was the chief financial officer of NetEase.com, Inc. from April 2002 to June 2007 and its financial controller from November 2001 to April 2002. Prior to joining NetEase.com, Inc., Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee graduated from the Hong Kong Polytechnic University with a professional diploma in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.

Ms. Yu Long has served as our independent director since July 2021. Ms. Long currently serves as the Founding and Managing Partner of BAI Capital. She also serves as a member of Bertelsmann Group Management Committee and the governor of China Venture Capital and Private Equity Association. Formerly, Ms. Long was the chief executive officer of Bertelsmann China Corporate Center and the managing partner of Bertelsmann Asia Investments. Prior to that, she was a Principal at Bertelsmann Digital Media Investments. She joined the international media, services, and education company via the Bertelsmann Entrepreneurs Program in 2005. Ms. Long is a member of the World Economic Forum’s Young Global Leaders Advisory Council and its Global Agenda Council on the Future of Media, Entertainment & Information and was a member of the Stanford Graduate School of Business Advisory Council from May 2015 to May 2021. Ms. Long serves as an independent director on the board of directors of Tapestry Inc. (NYSE: TPR, its portfolio includes Coach, Stuart Weitzman and Kate Spade) and an independent non-executive director of the boards of the Hongkong and Shanghai Banking Corporation Limited. Ms. Long received a bachelor’s degree in electrical engineering from University of Electronic Science and Technology in China and an MBA from Stanford Graduate School of Business.

Mr. Yonggang Wen has served as our independent director since November 2023. Mr. Wen currently serves as a Full Professor and President’s Chair of Computer Science and Engineering at Nanyang Technological University, Singapore. He is a Fellow of the Institute of Electrical and Electronics Engineers (IEEE, the world’s largest technical professional organization), a Fellow of Singapore Academy of Engineering, and a Distinguished Member of Association for Computing Machinery. He also serves as the Director of the Centre for Computational Technologies in Finance, and has been the Associate Provost (Graduate Education) and Dean of Graduate College at Nanyang Technological University since January 2024. Mr. Wen has served as a non-executive director of Red Dot Analytics Pte Ltd in Singapore since 2016. His career has been marked by pioneering work in applying learning-based techniques to system prototyping and performance optimization for large-scale networked computer systems. He has received numerous awards for his contributions, including the 2020 IEEE Industrial Technical Excellence Award, the 2019 Nanyang Research Award and the 2016 Nanyang Award in Innovation and Entrepreneurship. Professor Wen also has a strong record of leadership in academic and research roles, including serving as the Chair for IEEE ComSoc Multimedia Communication Technical Committee from 2014 to 2016 and the Editor in Chief of IEEE Transactions on Multimedia currently. Professor Wen received his PhD in electrical engineering and computer science from Massachusetts Institute of Technology in 2008.

Mr. Eddy Georges Skaf has served as our non-executive director since February 2024. Mr. Skaf has held the position of chief investment officer at CYVN Holdings L.L.C. since May 2023. He also acts as directors of a number of affiliates of CYVN Holdings L.L.C., including McLaren Group Holdings Limited, Forseven Limited, and CYVN Investments RSC Ltd. Previously, from August 2019 to May 2023, Mr. Skaf served as a senior advisor to Digital Infrastructure at Mubadala. Before this, he served as the chief strategy officer at Emirates Integrated Telecom Company (du) from August 2017 to May 2019. Mr. Skaf received his bachelor’s degree in computer and communication engineering from American University of Beirut in 1995, and his master’s degree of business administration in business administration and management and master’s degree of science in management information systems from Boston University in 2000.

Mr. Nicholas Paul Collins has served as our non-executive director since February 2024. Mr. Collins has served as the chief executive officer of Forseven Limited since January 2024 and as the chief executive officer of McLaren Group Holdings Limited since April 2025. Prior to these roles, Mr. Collins worked at Jaguar Land Rover from March 2015 to December 2023 in various capacities, including a director of both Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited, and an executive director of vehicle programs at Jaguar Land Rover Limited. Mr. Collins began his career in the automotive industry in 1993 and has extensive experience in global product development, product and business strategy, and vehicle development and launch across Ford Motor Company and Jaguar Land Rover. Mr. Collins received his master’s degree in mechanical engineering from University of Nottingham in 1998, and an MBA from Henley Management College in 2004.

B.          Compensation

For the year ended December 31, 2024, we paid an aggregate of approximately US$2.8 million in cash to our directors and executive officers. For share incentive grants to our directors and executive officers, see “—Stock Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

The maximum number of Class A ordinary shares which may be issued pursuant to all awards are 46,264,378 under the 2015 Plan, 18,000,000 under the 2016 Plan and 33,000,000 under the 2017 Plan. The maximum number of shares available for issuance pursuant to all awards under the 2018 Plan was initially 23,000,000 Class A ordinary shares, and the amount automatically increased at the beginning of each new year by the number of shares representing 1.5% of the then total issued and outstanding share capital of our company as of the end of the prior year during the term of the 2018 Plan. The maximum number of shares available for issuance pursuant to all awards under the 2024 Plan was initially 19,288,470 Class A ordinary shares, and the amount automatically increases at the beginning of each new year by the number of shares representing 1.2% of the then total issued and outstanding share capital of our company as of the last day of the immediately preceding fiscal year during the term of the 2024 Plan. In addition, any awards not granted under an earlier plan when it terminates are automatically added to the 2024 Plan. As of April 7, 2025, awards to purchase an aggregate amount of 115,271,729 Class A ordinary shares under the 2015 Plan, the 2016 Plan, the 2017 Plan, the 2018 Plan and the 2024 Plan had been granted and were outstanding, excluding awards that were forfeited or cancelled after the grant dates.

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

The following table summarizes, as of April 7, 2025, the awards granted under the 2015 Plan, the 2016 Plan, the 2017 Plan, the 2018 Plan and the 2024 Plan to several of our executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Class A Ordinary
Shares Underlying
Options and
	Restricted Share	Exercise Price
Name	Units	(US$/Share**)	Date of Grant	Date of Expiration
Bin Li	13,500,000	2.55	March 1, 2018	February 29, 2028
		N/A	March 5, 2020
Lihong Qin	*	2.39	April 2, 2020	April 1, 2030
		2.55	February 28, 2018	February 27, 2028
		2.55	February 1, 2018	January 31, 2028
		N/A	March 5, 2020
		N/A	August 31, 2023
		N/A	September 3, 2024
		N/A	September 3, 2024
Xin Zhou	*	2.05	September 25, 2019	September 24, 2026
		2.39	April 2, 2020	April 1, 2030
		2.55	February 28, 2018	February 27, 2028
		2.55	February 1, 2018	January 31, 2028
		N/A	March 5, 2020
		N/A	August 31, 2023
		N/A	September 3, 2024
		N/A	September 3, 2024
Denny Ting Bun Lee	*	N/A	September 12, 2018
		N/A	August 13, 2020
		N/A	September 12, 2020
		N/A	September 7, 2022
		N/A	September 7, 2022
		N/A	March 4, 2025
		N/A	September 12, 2024
Hai Wu	*	3.61	May 29, 2019	May 29, 2026
		N/A	June 10, 2021
		N/A	November 3, 2023
Feng Shen	*	1.8	December 31, 2017	December 30, 2027
		2.05	September 25, 2019	September 24, 2026
		2.39	April 2, 2020	April 1, 2030
		2.55	February 1, 2018	January 31, 2028
		N/A	March 5, 2020
		N/A	August 31, 2023
Yu Qu	*	0.61	December 1, 2016	November 30, 2026
		1.94	November 13, 2019	November 12, 2026
		2.05	September 25, 2019	September 24, 2026
		2.39	April 2, 2020	April 1, 2030
		2.55	February 1, 2018	January 31, 2028
		2.55	February 28, 2018	February 27, 2028
		3.61	May 29, 2019	May 28, 2026
		N/A	March 5, 2020
		N/A	November 18, 2021
		N/A	June 9, 2023
		N/A	August 31, 2023
		N/A	May 29, 2024
		N/A	September 3, 2024
		N/A	September 3, 2024
Ganesh V Iyer	*	2.05	September 25, 2019	September 24, 2026
		0.27	May 3, 2016	May 2, 2026
		2.55	March 1, 2018	February 29, 2028
		2.39	April 2, 2020	April 1, 2030
		N/A	August 31, 2023
Yu Long	*	N/A	July 12, 2021
		N/A	November 3, 2023
Yonggang Wen	*	N/A	November 13, 2023
Eddy Georges Skaf	*	N/A	February 7, 2024
Nicholas Paul Collins	*	N/A	February 7, 2024
Total	31,118,569

*    Less than one percent of our total outstanding shares.

As of April 7, 2025, non-executive officers and other grantees as a group held awards to purchase 86,529,391 Class A ordinary shares of our company. The exercise prices of the options outstanding as of April 7, 2025 ranged from US$0.1 to US$48.45 per share.

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

D.          Employees

As of December 31, 2022, 2023 and 2024, we had 26,763, 32,820 and 45,635 full-time employees. The following table sets forth the numbers of our employees categorized by function as of December 31, 2024.

As of December 31, 2024
User experience (sales and marketing and service)	24,410
Product and software development	11,528
Manufacturing	7,441
General administration	2,256
Total number of employees	45,635

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

E.          Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 7, 2025 with respect to:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 2,245,990,598 ordinary shares outstanding as of April 7, 2025, comprising of 2,097,490,598 Class A ordinary shares (excluding 18,610,625 Class A ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our stock incentive plans) and 148,500,000 Class C ordinary shares.

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

	Class A	Class C	Total
	ordinary	ordinary	ordinary		% of
	shares	shares	shares	% of	aggregate
	beneficially	beneficially	beneficially	beneficial	voting
	owned	owned	owned	ownership	power†
Directors and Executive Officers**:
Bin Li(1)	30,467,776	148,500,000	178,967,776	7.9	36.7
Lihong Qin	*	—	*	*	*
Feng Shen	*	—	*	*	*
Xin Zhou	*	—	*	*	*
Yu Qu	*	—	*	*	*
Ganesh V. Iyer(2)	*	—	*	*	*
Hai Wu(3)	*	—	*	*	*
Denny Ting Bun Lee(4)	*	—	*	*	*
Yu Long(5)	*	—	*	*	*
Yonggang Wen(6)	*	—	*	*	*
Eddy Georges Skaf(7)	*	—	*	*	*
Nicholas Paul Collins(8)	*	—	*	*	*
All Directors and Executive Officers as a Group	50,013,900	148,500,000	198,513,900	8.8	37.1
Principal Shareholders:
Founder vehicles(9)	16,967,776	148,500,000	165,467,776	7.4	36.7
CYVN Investments RSC Ltd(10)	418,833,157	—	418,833,157	18.6	12.7

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

(1)	Represents (i) 13,500,000 Class A ordinary shares issuable to Mr. Bin Li upon exercise of options within 60 days of April 7, 2025, (ii) 89,013,451 Class C ordinary shares held by Originalwish Limited, a British Virgin Islands company wholly owned by Mr. Bin Li, (iii) 26,454,325 Class C ordinary shares held by mobike Global Ltd., a British Virgin Islands company wholly owned by Mr. Bin Li, and (iv)16,967,776 Class A ordinary shares and 33,032,224 Class C ordinary shares held by NIO Users Limited, a holding company controlled by NIO Users Trust, which is under the control of Mr. Bin Li, among which 14,967,776 Class A ordinary shares and 33,032,224 Class C ordinary shares were held on record by NIO Users Limited and 2,000,000 Class A ordinary shares were held on record by NIO Users Community Limited, a British Virgin Islands company wholly owned by NIO Users Limited.
(2)	The business address of Mr. Iyer is 3151 Zanker Road, San Jose, CA 95134.
(3)	The business address of Mr. Wu is No. 53, Gaoyou Road, Xuhui District, Shanghai, People’s Republic of China.
(4)	The business address of Mr. Lee is No. 4 Dianthus Road, Yau Yat Chuen, Kowloon, Hong Kong.
(5)	The business address of Ms. Long is Unit 1610, 16th Floor, West Tower, Genesis Beijing, 8 Xinyuan South Road, Chaoyang District, Beijing 100027, People’s Republic of China.

(6)The business address of Mr. Wen is N4-02c-95, Nanyang Avenue, Singapore 639798.

(7)The business address of Mr. Skaf is Maryah Tower, 18th Floor, Al Maryah Island, Abu Dhabi, United Arab Emirates.

(8)The business address of Mr. Collins is Forseven Limited, 1st Floor Northfield House, Broadford Park, Guildford, Surrey, GU4 8EP.

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

(10)

Represents 418,833,157 Class A ordinary shares held by CYVN Investments RSC Ltd, according to the statement on Schedule 13D/A filed on February 28, 2024 by CYVN Investments RSC Ltd. CYVN Investments RSC Ltd is a restricted scope company incorporated in the Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates, and is wholly-owned by the Government of Abu Dhabi represented by the Abu Dhabi Department of Finance. The principal business address of CYVN Investments RSC Ltd is Office at Maryah Tower, 18th Floor, Al Maryah Island, Abu Dhabi, United Arab Emirates.

As of April 7, 2025, to our knowledge, 536,590,738 of our Class A ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADR program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Incentive Plans.”

Other Transactions with Related Parties

In 2022, 2023 and 2024, we provided sales of goods to our affiliates, including Wuhan Weineng Battery Assets Co., Ltd. and its subsidiary, Blue Horizon Limited and its subsidiaries, Shanghai Weishang Business Consulting Co., Ltd. and Hefei Chuang Wei Information Consultation Co., Ltd. and we received total sales of goods of RMB3,105.9 million, RMB1,457.9 million and RMB9,918.3 million (US$1,358.8 million), respectively.

In 2022, 2023 and 2024, we provided property management, administrative support, design and research and development services to our affiliates, including Wuhan Weineng Battery Assets Co., Ltd. and its subsidiary, Forseven Limited and its affiliate, Blue Horizon Limited and its subsidiaries, Nanjing Weibang Transmission Technology Co., Ltd., and Beijing Weixu Business Consulting Co., Ltd., and we received total service income of RMB122.7 million, RMB167.2 million and RMB306.5 million (US$42.0 million), respectively.

In 2022, 2023 and 2024, we received marketing and advertising, research and development, and maintenance services from Tianjin Tengyi Information Technology Co., Ltd. (formerly known as Tianjin Boyou Information Technology Co., Ltd.), Kunshan Siwopu Intelligent Equipment Co., Ltd., Xunjie Energy (Wuhan) Co., Ltd., Wuhan Weineng Battery Assets Co., Ltd and its subsidiary, Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd., Shanghai VTA Technology Co., Ltd., Beijing Welion New Energy Technology Co., Ltd, and Zhejiang Weilai Xinneng Private Equity Management Co., Ltd. (formerly known as Ningbo Meishan Free Trade Port Weilai Xinneng Investment Management Co., Ltd.) and paid a total service fees of RMB145.3 million, RMB250.0 million and RMB153.8 million (US$21.1 million), respectively.

In 2022, 2023 and 2024, we paid a total of RMB1,066.8 million, RMB1,247.5 million and RMB293.8 million (US$40.2 million) for purchase of property and equipment and raw material, to Kunshan Siwopu Intelligent Equipment Co., Ltd., Nanjing Weibang Transmission Technology Co., Ltd., Beijing Welion New Energy Technology Co., Ltd, Xunjie Energy (Wuhan) Co., Ltd., Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd., Shanghai VTA Technology Co., Ltd., and Wuhan Weineng Battery Assets Co., Ltd. and its subsidiary.

In 2022, 2023 and 2024, we received a total of RMB1.0 million, RMB5.6 million and RMB51.5 million (US$7.1 million) for sale of raw material, property and equipment from Wuhan Weineng Battery Assets Co., Ltd and its subsidiary, Shanghai VTA Technology Co., Ltd., Blue Horizon Limited and its subsidiaries, and Kunshan Siwopu Intelligent Equipment Co., Ltd.

In February 2024, we entered into a technology license agreement with Forseven Limited, a subsidiary of CYVN Holdings L.L.C. Pursuant to the agreement, we granted a non-exclusive and non-transferrable worldwide license to Forseven to use certain of our existing and future technical information, technical solutions, software and intellectual property rights related to or subsisting in our smart electric vehicle platforms. In 2024, we received total technology license fees of RMB59.4 million, comprising a non-refundable, fixed upfront license fee plus royalties determined based on the sales of licensed products by Forseven.

C.          Interests of Experts and Counsel

Not applicable.

ITEM 8.       FINANCIAL INFORMATION

A.          Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may be involved in legal proceedings in the ordinary course of our business. Between March and July 2019, several securities class action lawsuits were filed against us, certain of our directors and officers, our underwriters in the IPO and our process agent. Some of these actions have been withdrawn, transferred, consolidated or dismissed. One action commenced during the aforementioned time period remains pending, under the caption In re NIO, Inc. Securities Litigation, 1:19-cv-01424, in the U.S. District Court for the Eastern District of New York (E.D.N.Y.). The plaintiffs in this case allege, in sum and substance, that our statements in the registration statement and/or other public statements were false or misleading and in violation of the U.S. federal securities laws. The Court denied our motion to dismiss in August 2021, and granted plaintiffs’ motion for class certification in August 2023. The plaintiffs served their motion for partial summary judgment on us on September 30, 2024. On January 30, 2025, we served on the plaintiffs our opposition to their motion as well as our cross-motion for summary judgment. Summary judgment briefing is ongoing. Discovery is ongoing.

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

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of Class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreements, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

Appointment and Removal of Directors

Our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting, (i) appoint any person as a director, to fill a casual vacancy on the board or, (ii) subject to the maximum size of the board of directors being nine (9) directors, appoint any person as an addition to the existing board. Directors may be removed by ordinary resolution of our shareholders. Subject to the code, rules and regulations applicable to us as a result of our listing in the United States applicable to the composition of the board and qualifications and appointment of directors, (i) NIO Users Trust shall be entitled to nominate one (1) director to the board; and (ii) in the event that Mr. Bin Li is not an incumbent director and the board is composed of no less than six (6) directors, NIO Users Trust shall be entitled to nominate one (1) extra director to the Board. Such director nomination right of NIO Users Trust was ceased to be effective at the First AGM, and shall only be restored when our company is no longer listed on the Hong Kong Stock Exchange. In addition, for so long as CYVN Investments and its affiliates beneficially own no less than 15% of our total issued and outstanding share capital, CYVN Investments is entitled to nominate two directors; if the beneficial ownership of CYVN Investments and its affiliates decreases to less than 15% but remains above 5%, CYVN Investments retains the right to nominate one director. The foregoing director nomination rights of CYVN Investments are subject to compliance with the Company’s articles and requirements of relevant stock exchanges.

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

Shareholders’ general meetings may be convened by the chairman of the board of directors or a majority of our board of directors. Advance notice of at least twenty - one calendar days is required for the convening of our annual general shareholders’ meeting and advance notice of at least fourteen calendar days is required for any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

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

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of our company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company.
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

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder. This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or changes, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, minimum tax, and other non-income tax considerations or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons who acquire ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	persons holding ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	persons who have a functional currency other than the U.S. dollar;
●	persons who directly, indirectly, constructively own 10% or more of our stock (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our current and expected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2024. However, no assurance can be given that we will not be or become a PFIC in the current or future taxable years because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the nature and composition of our income and assets (in particular, the retention of substantial amounts of cash and investments). Fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs or Class A ordinary shares, which may be volatile. In particular, recent declines in the market price of the ADSs and Class A ordinary shares increased our risk of becoming a PFIC. The market price of the ADSs and Class A ordinary shares may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our passive income significantly increases relative to our non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our Class A ordinary shares) will be considered readily tradeable on the New York Stock Exchange, which is an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in later years.

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

With regard to interest rate sensitivity on our bank loans, we present the sensitivity analysis below based on the exposure to interest rates for interest bearing bank loans with variable interest rates as of December 31, 2024. The analysis is prepared assuming that those balances outstanding as of December 31, 2024 were outstanding for the whole financial year. A 1.0% increase or decrease which represents our management’s assessment of the reasonably possible change in interest rates is used. Assuming no change in the outstanding balance of our existing interest-bearing bank loans balances with floating interest rates as of December 31, 2024, a 1.0% increase or decrease in each applicable interest rate would add or deduct RMB1.3 million (US$0.2 million) to our interest expense for the year ended December 31, 2024. We have not used any derivative financial instruments to manage our interest risk exposure.

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

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as the depositary, has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. In 2024, we received an after-tax reimbursement payment of US$14.7 million from the depositary.

Conversion Between Class A Ordinary Shares in Hong Kong and ADSs

A.Dealings and Settlement of Class A Ordinary Shares in Hong Kong

Our Class A ordinary shares are traded on the Hong Kong Stock Exchange in board lots of 10 Class A ordinary shares. Dealings in our Class A ordinary shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.

As of the date of this annual report, the transaction costs of dealings in our Class A ordinary shares on the Hong Kong Stock Exchange include:

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

D.Converting ADSs to Class A Ordinary Shares Trading in Hong Kong

An investor who holds ADSs fungible with the ADSs listed on the NYSE and who intends to convert his/her ADSs into Class A ordinary shares that trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw Class A ordinary shares from our ADR program and cause his or her broker or other financial institution to trade such Class A ordinary shares on the Hong Kong Stock Exchange.

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

For investors holding ADSs directly, subject to the applicable transfer restrictions, the following steps must be taken:

●	To withdraw Class A ordinary shares from our ADR program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.
●	Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will instruct the custodian to deliver Class A ordinary shares underlying the canceled ADSs to the CCASS account designated by an investor.
●	If an investor prefers to receive Class A ordinary shares outside CCASS, he or she must receive Class A ordinary shares in CCASS first and then arrange for the withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register Class A ordinary shares in their own names with the Hong Kong share registrar. For Class A ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions.

For Class A ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the Class A ordinary shares on the Hong Kong Stock Exchange until the procedures are completed.

Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancellations. In addition, completion of the above steps and procedures for delivery for Class A ordinary shares in a CCASS account is subject to there being a sufficient number of Class A ordinary shares on the Hong Kong share register to facilitate a withdrawal from the ADR program directly into the CCASS system. We are not under any obligation to maintain or increase the number of Class A ordinary shares on the Hong Kong share register to facilitate such withdrawals.

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

All costs attributable to the transfer of Class A ordinary shares to effect a withdrawal from or deposit of Class A ordinary shares into our ADR program will be borne by the investor requesting the transfer. In particular, holders of Class A ordinary shares and ADSs should note that the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Class A ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of Class A ordinary shares and ADSs must pay up to US$5.00 per 100 ADSs (or portion thereof) for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of Class A ordinary shares into, or withdrawal of Class A ordinary shares from, our ADR program.

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

Our Class A ordinary shares trading on the Singapore Exchange are registered in the name of CDP or its nominee and held by CDP for and on behalf of persons who maintain, either directly or through depository agents, securities accounts. Accordingly, under Cayman Islands laws, a shareholder who maintains, either directly or through depository agents, securities accounts with CDP, or a NIO CDP depositor, holding our Class A ordinary shares through CDP would not be recognized as our shareholder but may be appointed by CDP as its proxy and have the direct right to attend and cast votes at such shareholders’ meetings. Shareholders are to take note that no option shall be provided to shareholders for them to withdraw and/or deposit the Class A ordinary shares from and/or with the CDP in scrip form. Accordingly, in the event that a NIO CDP depositor wishes to attend and vote at the shareholders’ meetings in his own name, the NIO CDP depositor would have to first convert his Class A ordinary shares trading on the Singapore Exchange to ADS trading on the NYSE, before cancelling the ADS with the ADS depositary, being Deutsche Bank Trust Company Americas, and receiving the corresponding number of underlying Class A ordinary shares in certificated form in his own name from the Cayman share registrar. The NIO CDP depositor must be a registered holder of Class A ordinary shares on the Cayman share register prior to the record date for the shareholders’ meeting.

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

D.	Instructions for the Cancellation of ADS Traded on NYSE and Withdrawal of Physical Class A Ordinary Share Certificates

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

The ADS depositary may refuse to deliver, transfer, or register issuances, transfers and cancellations of ADSs generally when the transfer books of the ADS depositary are closed, or at any time if the ADS depositary or our company determines it advisable to do so. In addition, procedures for delivery of Class A ordinary shares in CDP are subject to there being a sufficient number of Class A ordinary shares to facilitate a withdrawal from the ADR program directly into the CDP system. The Company, the ADS depositary and the CDP are not under any obligation to maintain or increase the number of Class A ordinary shares in the CDP system to facilitate such withdrawals.

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

ITEM 15.        CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information we are required to disclose in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	For the Year Ended December 31,
	2023	2024

	(in RMB thousands)
Audit fees(1)	17,338	13,830
Audit related fees(2)	—	—
Tax fees(3)	3,488	1,419
Other fees(4)	660	450
Total	21,486	15,699

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditor, including the audits of our annual financial statements and our internal controls over financial reporting and the quarterly reviews of our condensed consolidated financial information, statutory audits for certain of our subsidiaries, and provision of comfort letters, consents and other professional services in relation to our equity and debt offering, Hong Kong listing and Singapore listing.
(2)	“Audit related fees” means the aggregate fees billed for professional services rendered by our principal external auditor that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal external auditor for tax compliance, tax advice and tax planning.

(4)	“All other fees” means the aggregate fees billed for professional services rendered by our principal external auditor associated with other advisory services.

The policy of our audit committee is to pre-approve all audit and other services provided by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, including audit services, tax services and other services described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees, and consultants, with the goal of promoting compliance with applicable laws, listing rules, and regulations relating to insider trading.

The Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form 20-F.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat detection and defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat protection, detection, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, continuous testing of aspects of our security posture internally and with outside vendors, a robust incident response program and regular cybersecurity awareness training for employees. Our cybersecurity-related departments regularly monitor the security risk exposure of our apps, platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

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

4.10

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

4.18

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

4.19

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

4.20

Indenture, dated as of January 15, 2021, by and between the Registrant, as issuer, and Deutsche Bank Trust Company Americas, as trustee, constituting US$750 million 0.00% Convertible Senior Notes due 2026 (incorporated herein by reference to Exhibit 4.39 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 6, 2021)

4.21	Form of 0.00% Convertible Senior Notes due 2026 (included in Exhibit 4.20)
4.22

Indenture, dated as of January 15, 2021, by and between the Registrant, as issuer, and Deutsche Bank Trust Company Americas, as trustee, constituting US$750 million 0.50% Convertible Senior Notes due 2027 (incorporated herein by reference to Exhibit 4.41 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 6, 2021)

4.23	Form of 0.50% Convertible Senior Notes due 2027 (included in Exhibit 4.22)
4.24†

English translation of Renewal Joint Manufacturing Agreement, by and between the Registrant, Anhui Jianghuai Automobile Co., Ltd. and Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd., dated May 22, 2021 (incorporated herein by reference to Exhibit 4.45 to the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 29, 2022)

4.25†

English translation of Manufacturing Cooperation Agreement, by and among NIO Technology (Anhui) Co., Ltd., NIO (Anhui) Co., Ltd., and Anhui Jianghuai Automobile Co., Ltd. dated September 2022 (incorporated by reference to Exhibit 4.46 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.26

English translation of NIO Park (Phase I) Assets Transfer Agreement and its supplementary agreement, each dated December 23, 2022, executed by and between NIO (Anhui) Co., Ltd. and Anhui Jianghuai Automobile Co., Ltd. (incorporated by reference to Exhibit 4.47 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.27

English translation of Power of Attorney, dated November 30, 2022, executed by the shareholders of Anhui NIO AT, Anhui NIO AT and Anhui NIO AD. (incorporated by reference to Exhibit 4.48 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.28

English translation of Loan Agreements, dated November 30, 2022, between shareholders of Anhui NIO AT and Anhui NIO AD (incorporated by reference to Exhibit 4.49 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.29

English translation of Equity Pledge Agreements, dated November 30, 2022, among shareholders of Anhui NIO AT, Anhui NIO AT and Anhui NIO AD (incorporated by reference to Exhibit 4.50 of the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 28, 2023)

4.30

English translation of Exclusive Business Cooperation Agreement, dated November 30, 2022, between Anhui NIO AT and Anhui NIO AD (incorporated by reference to Exhibit 4.51 of the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 28, 2023)

4.31

English translation of Exclusive Option Agreements, dated November 30, 2022, among shareholders of Anhui NIO AT, Anhui NIO AT and Anhui NIO AD (incorporated by reference to Exhibit 4.52 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.32

English translation of Confirmation and Undertaking Letters, dated November 30, 2022, executed by shareholders of Anhui NIO AT (incorporated by reference to Exhibit 4.53 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.33

English translation of Consent Letters, dated November 30, 2022, executed by the spouses of the shareholders of Anhui NIO AT (incorporated by reference to Exhibit 4.54 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.34

English translation of Power of Attorney, dated December 12, 2022, executed by the shareholders of Anhui NIO DT, Anhui NIO DT and NIO China (incorporated by reference to Exhibit 4.55 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.35

English translation of Loan Agreements, dated December 12, 2022, between shareholders of Anhui NIO DT and NIO China (incorporated by reference to Exhibit 4.56 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.36

English translation of Equity Pledge Agreements, dated December 12, 2022, among shareholders of Anhui NIO DT, Anhui NIO DT and NIO China (incorporated by reference to Exhibit 4.57 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.37

English translation of Exclusive Business Cooperation Agreement, dated December 12, 2022, between Anhui NIO DT and NIO China (incorporated by reference to Exhibit 4.58 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.38

English translation of Exclusive Option Agreements, dated December 12, 2022, among shareholders of Anhui NIO DT, Anhui NIO DT and NIO China (incorporated by reference to Exhibit 4.59 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.39

English translation of Confirmation and Undertaking Letters, dated December 12, 2022, executed by shareholders of Anhui NIO DT (incorporated by reference to Exhibit 4.60 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.40

English translation of Consent Letters, dated December 12, 2022, executed by the spouses of the shareholders of Anhui NIO DT (incorporated by reference to Exhibit 4.61 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.41

Share Subscription Agreement, dated June 20, 2023, by and between the Registrant and CYVN Holdings L.L.C. (incorporated by reference to Exhibit 4.44 of the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 9, 2024)

4.42

Registration Rights Agreement, dated June 20, 2023, by and between the Registrant and CYVN Holdings L.L.C. (incorporated by reference to Exhibit 4.45 of the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 9, 2024)

4.43*

Indenture, dated as of September 22, 2023, by and between the Registrant, as issuer, and Deutsche Bank Trust Company Americas, as trustee, constituting US$500 million 3.875% Convertible Senior Notes due 2029

4.44*	Form of 3.875% Convertible Senior Notes due 2029 (included in Exhibit 4.43)
4.45*

Indenture, dated as of September 22, 2023, by and between the Registrant, as issuer, and Deutsche Bank Trust Company Americas, as trustee, constituting US$500 million 4.625% Convertible Senior Notes due 2030

4.46*	Form of 4.625% Convertible Senior Notes due 2030 (included in Exhibit 4.45)
4.47

Share Subscription Agreement, dated December 18, 2023, by and between the Registrant and CYVN Investments RSC Ltd (incorporated by reference to Exhibit 4.46 of the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 9, 2024)

4.48†

English translation of Asset Transaction Agreements, dated December 5, 2023, by and between NIO Technology (Anhui) Co., Ltd. and Anhui Jianghuai Automobile Group Co., Ltd. (incorporated by reference to Exhibit 4.47 of the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 9, 2024)

4.49†

Technology License Agreement, dated February 26, 2024, by and between NIO Technology (Anhui) Co., Ltd. and Forseven Limited (incorporated by reference to Exhibit 4.48 of the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 9, 2024)

4.50*

English translation of NIO China Series B Investment Agreement, dated September 30, 2024, by and among Hefei Jianheng New Energy Automobile Investment Fund Partnership (Limited Partnership), Anhui Provincial Emerging Industry Investment Co., Ltd., CS Capital Co., Ltd., the Registrant, Nio Nextev Limited, NIO User Enterprise Limited, NIO Power Express Limited and NIO Holding Co., Ltd.

4.51*

English translation of NIO China Shareholders Agreement, dated September 30, 2024, by and among Hefei Jianheng New Energy Automobile Investment Fund Partnership (Limited Partnership), CS Capital Co., Ltd., Anhui Provincial Emerging Industry Investment Co., Ltd., Anhui Provincial Sanzhong Yichuang Industry Development Fund Co., Ltd., Anhui Jintong New Energy Automobile II Fund Partnership (Limited Partnership), Advanced Manufacturing Industry Investment Fund II (Limited Partnership), the Registrant, Nio Nextev Limited, NIO User Enterprise Limited, NIO Power Express Limited and NIO Holding Co., Ltd.

4.52*

English translation of Amendment and Supplemental Agreement to NIO China Series B Investment Agreement, dated December 28, 2024, by and among with Hefei Jianheng New Energy Automobile Investment Fund Partnership (Limited Partnership), Hefei Jianxiang Investment Co., Ltd., CS Capital Co., Ltd., Anhui Provincial Emerging Industry Investment Co., Ltd., Anhui Emerging Industry Yuwen Weiyuan Technology Partnership Enterprise (Limited Partnership), the Registrant, Nio Nextev Limited, NIO User Enterprise Limited, NIO Power Express Limited and NIO Holding Co., Ltd.

4.53*

English translation of Amendment and Supplemental Agreement to NIO China Shareholders Agreement, dated December 28, 2024, by and among Hefei Jianheng New Energy Automobile Investment Fund Partnership (Limited Partnership), Hefei Jianxiang Investment Co., Ltd., CS Capital Co., Ltd., Anhui Provincial Emerging Industry Investment Co., Ltd., Anhui Emerging Industry Yuwen Weiyuan Technology Partnership Enterprise (Limited Partnership), Anhui Provincial Sanzhong Yichuang Industry Development Fund Co., Ltd., Anhui Jintong New Energy Automobile II Fund Partnership (Limited Partnership), Advanced Manufacturing Industry Investment Fund II (Limited Partnership), the Registrant, Nio Nextev Limited, NIO User Enterprise Limited, NIO Power Express Limited and NIO Holding Co., Ltd.

8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities
11.1	Global Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 9, 2024)
11.2*	Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of the Registrant
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP
15.2*	Consent of Han Kun Law Offices
97.1	Clawback Policy of the Registrant (incorporated by reference to Exhibit 97.1 of the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 9, 2024)
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 8, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NIO Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of NIO Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive loss, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Going concern assessment

As described in Note 1 to the consolidated financial statements, the Company has been incurring losses from operations since inception and operating cash outflow for each of the three years in the period ended December 31, 2024. As of December 31, 2024, the Company had accumulated deficits, and the current liabilities exceeded current assets. The Company’s ability to continue as a going concern is largely dependent on the successful implementation of management’s business plan to mitigate these adverse conditions, based on which, management prepared a cash flows forecast covering the twelve months from the date of issuance of the consolidated financial statements after giving consideration to its business plan and the evaluation of the probability of the successful implementation of such business plan. Management has concluded it is probable that the business plan will be effectively implemented, and the Company’s available cash and cash equivalents, restricted cash and short-term investments, cash generated from operating activities and funds from available credit quotas and other sources will be sufficient to support its continuous operations and necessary capital expenditures, and to meet its payment obligations when liabilities fall due within the twelve months from the date of issuance of the consolidated financial statements. Such conclusion required management to make judgments related to its ability to successfully implement the business plan and the resulting growth in revenue, working capital turnover rate and raising funds from banks under available credit quotas and other sources when needed when developing the cash flows forecast.

The principal considerations for our determination that performing procedures relating to the going concern assessment is a critical audit matter are the significant judgment by management when developing its business plan, assessing that the business plan will be effectively implemented, and developing the cash flows forecast included in management’s going concern assessment. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence relating to management’s business plan, management’s assessment that the business plan will be effectively implemented and management’s cash flows forecast.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to management’s going concern assessment, including the Company’s controls over the preparation of the business plan and the cash flows forecast. These procedures also included, among others, (i) testing management’s process for developing the business plan and the cash flows forecast included in the going concern assessment; (ii) testing the completeness, accuracy, and relevance of underlying data used in developing the business plan and the cash flows forecast; and (iii) evaluating the reasonableness of the judgments made by management in evaluating whether the business plan will be effectively implemented and in the cash flows forecast, by considering the Company’s current and past performance, relevant industry forecasts and market developments.

Accrual of warranty liabilities

As described in Notes 2(p), 11 and 13 to the consolidated financial statements, the Company provides warranty to its customers for all new vehicles it sold. For the year ended December 31, 2024, the Company accrued warranty costs of RMB1,168.1 million. As of December 31, 2024, the Company recorded warranty liabilities of RMB4,720.7 million. The warranty cost is accrued based on the Company’s assumptions and judgments related to the nature and frequency of future claims and the estimate of the projected costs to repair or replace items under warranty. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims.

The principal considerations for our determination that performing procedures relating to the accrual of warranty liabilities is a critical audit matter are the significant judgment by management when developing the assumptions related to the nature, frequency and costs of future claims in determining the accrual of warranty liabilities; this in turn led to a high degree of auditor judgment, subjectivity, and effort in designing and performing procedures relating to evaluating the reasonableness of management’s assumptions. In addition, the audit effort included the involvement of professionals with specialized skills and knowledge to assist in performing these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimate of the accrual of warranty liabilities, including controls over management’s estimate of the nature, frequency and costs of future claims as well as the completeness and accuracy of actual claims incurred to date. These procedures also included, among others, testing management’s process for determining the accrual of warranty liabilities by (a) evaluating the appropriateness of the model applied by management for the accrual of warranty liabilities; (b) evaluating the reasonableness of significant assumptions and judgments related to the nature and frequency of future claims and the related projected costs to repair or replace items under warranty, by considering current and past performance, including a lookback analysis comparing prior period forecasted claims to actual claims incurred; and (c) testing the completeness, accuracy and relevance of management’s data used in the estimate of future claims. These procedures also included developing an independent estimate of the accrual of warranty liabilities and comparing this estimate to management’s estimate to evaluate its reasonableness. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the model applied by management for the accrual of warranty liabilities and developing an independent estimate of the accrual of warranty liabilities. Developing the independent estimate involved using independently determined assumptions related to the nature, frequency and costs of future claims.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 8, 2025

We have served as the Company’s auditor since 2016.

NIO INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2023	2024	2024
	RMB	RMB	USD
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	32,935,111	19,328,920	2,648,051
Restricted cash	5,542,271	8,320,728	1,139,935
Short-term investments	16,810,107	14,137,566	1,936,839
Trade and notes receivables, net (Allowance for expected credit losses of RMB46.2 million and RMB38.5 million as of December 31, 2023 and 2024, respectively)	4,657,652	1,676,246	229,645
Amounts due from related parties, net (Allowance for expected credit losses of RMB8.8 million and RMB10.1 million as of December 31, 2023 and 2024, respectively)	1,722,603	7,702,404	1,055,225
Inventory	5,277,726	7,087,223	970,946
Prepayments and other current assets, net (Allowance for expected credit losses of RMB5.4 million and RMB1.9 million as of December 31, 2023 and 2024, respectively)	3,434,763	3,632,956	497,713
Total current assets	70,380,233	61,886,043	8,478,354
Non-current assets:
Long-term restricted cash	144,125	97,720	13,388
Property, plant and equipment, net	24,847,004	25,892,904	3,547,313
Intangible assets, net	29,648	29,648	4,062
Land use rights, net	207,299	201,995	27,673
Long-term investments	5,487,216	3,126,007	428,261
Right-of-use assets – operating lease	11,404,116	12,797,158	1,753,203
Other non-current assets, net (Allowance for expected credit losses of RMB53.4 million and RMB59.4 million as of December 31, 2023 and 2024, respectively)	4,883,561	3,573,137	489,518
Total non-current assets	47,002,969	45,718,569	6,263,418
Total assets	117,383,202	107,604,612	14,741,772
LIABILITIES
Current liabilities:
Short-term borrowings	5,085,411	5,729,561	784,947
Trade and notes payable	29,766,134	34,387,266	4,711,036
Amounts due to related parties, current	561,625	409,363	56,083
Taxes payable	349,349	400,146	54,820
Current portion of operating lease liabilities	1,743,156	1,945,987	266,599
Current portion of long-term borrowings	4,736,087	3,397,622	465,472
Accruals and other liabilities	15,556,354	16,041,079	2,197,619
Total current liabilities	57,798,116	62,311,024	8,536,576
Non-current liabilities:
Long-term borrowings	13,042,861	11,440,755	1,567,377
Non-current operating lease liabilities	10,070,057	11,260,735	1,542,714
Amounts due to related parties, non-current	—	329,492	45,140
Deferred tax liabilities	212,347	127,467	17,463
Other non-current liabilities	6,663,805	8,628,596	1,182,114
Total non-current liabilities	29,989,070	31,787,045	4,354,808
Total liabilities	87,787,186	94,098,069	12,891,384
Commitments and contingencies (Note 27)

NIO INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2023	2024	2024
	RMB	RMB	USD
			Note 2(e)
MEZZANINE EQUITY
Redeemable non-controlling interests	3,860,384	7,441,997	1,019,549
Total mezzanine equity	3,860,384	7,441,997	1,019,549
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares (US$0.00025 par value; 2,632,030,222 and 2,632,030,222 shares authorized; 1,925,022,118 and 1,946,478,828 shares issued; 1,906,961,094 and 1,943,005,895 shares outstanding as of December 31, 2023 and 2024, respectively)	3,368	3,406	467
Class C Ordinary Shares (US$0.00025 par value; 148,500,000 shares authorized, issued and outstanding as of December 31, 2023 and December 31, 2024)	254	254	35
Less: Treasury shares (18,061,024 and 3,472,933 shares as of December 31, 2023 and December 31, 2024, respectively)	(1,849,600)	(239,328)	(32,788)
Additional paid in capital	117,717,254	118,688,242	16,260,222
Accumulated other comprehensive income	432,991	582,659	79,823
Accumulated deficit	(90,758,034)	(113,068,210)	(15,490,281)

Total NIO Inc. shareholders’ equity	25,546,233	5,967,023	817,478

Non-controlling interests	189,399	97,523	13,361

Total shareholders’ equity	25,735,632	6,064,546	830,839

Total liabilities, mezzanine equity and shareholders’ equity	117,383,202	107,604,612	14,741,772

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
				Note 2(e)
Revenue:
Vehicle sales	45,506,581	49,257,270	58,234,086	7,978,037
Other sales	3,761,980	6,360,663	7,497,473	1,027,150
Total revenues	49,268,561	55,617,933	65,731,559	9,005,187
Cost of sales:
Vehicle sales	(39,271,801)	(44,587,572)	(51,094,616)	(6,999,934)
Other sales	(4,852,767)	(7,978,565)	(8,144,181)	(1,115,748)
Total cost of sales	(44,124,568)	(52,566,137)	(59,238,797)	(8,115,682)
Gross profit	5,143,993	3,051,796	6,492,762	889,505
Operating expenses:
Research and development	(10,836,261)	(13,431,399)	(13,037,304)	(1,786,103)
Selling, general and administrative	(10,537,119)	(12,884,556)	(15,741,057)	(2,156,516)
Other operating income, net	588,728	608,975	411,526	56,379
Total operating expenses	(20,784,652)	(25,706,980)	(28,366,835)	(3,886,240)
Loss from operations	(15,640,659)	(22,655,184)	(21,874,073)	(2,996,735)
Interest and investment income	1,358,719	2,210,018	853,728	116,960
Interest expenses	(333,216)	(403,530)	(798,363)	(109,375)
Gain/(loss) on extinguishment of debt	138,332	170,193	(4,480)	(614)
Share of income/(loss) of equity investees	377,775	64,394	(503,193)	(68,937)
Other (loss)/income, net	(282,952)	155,191	(98,143)	(13,446)
Loss before income tax expense	(14,382,001)	(20,458,918)	(22,424,524)	(3,072,147)
Income tax (expense)/benefit	(55,103)	(260,835)	22,815	3,126
Net loss	(14,437,104)	(20,719,753)	(22,401,709)	(3,069,021)
Accretion on redeemable non-controlling interests to redemption value	(279,355)	(303,163)	(347,516)	(47,609)
Net loss attributable to non-controlling interests	157,014	(124,051)	91,533	12,540
Net loss attributable to ordinary shareholders of NIO Inc.	(14,559,445)	(21,146,967)	(22,657,692)	(3,104,090)
Net loss	(14,437,104)	(20,719,753)	(22,401,709)	(3,069,021)
Other comprehensive income/(loss)
Change in unrealized gains/(losses) related to available-for-sale debt securities, net of tax	746,336	(770,560)	—	—
Foreign currency translation adjustment, net of nil tax	717,274	11,514	149,668	20,504
Total other comprehensive income/(loss)	1,463,610	(759,046)	149,668	20,504
Total comprehensive loss	(12,973,494)	(21,478,799)	(22,252,041)	(3,048,517)
Accretion on redeemable non-controlling interests to redemption value	(279,355)	(303,163)	(347,516)	(47,609)
Net loss/(profit) attributable to non-controlling interests	157,014	(124,051)	91,533	12,540
Other comprehensive (income)/loss attributable to non-controlling interests	(151,299)	156,026	—	—
Comprehensive loss attributable to ordinary shareholders of NIO Inc	(13,247,134)	(21,749,987)	(22,508,024)	(3,083,586)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,636,999,280	1,700,203,886	2,054,614,522	2,054,614,522
Net loss per share attributable to ordinary shareholders
Basic and diluted	(8.89)	(12.44)	(11.03)	(1.51)
Weighted average number of ADS used in computing net loss per ADS
Basic and diluted	1,636,999,280	1,700,203,886	2,054,614,522	2,054,614,522
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(8.89)	(12.44)	(11.03)	(1.51)

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

NIO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

						Accumulated
					Additional	Other		Total	Non-
	Ordinary Shares		Treasury Shares		Paid in	Comprehensive	Accumulated	Shareholders’	Controlling	Total
	Shares	Par value	Shares	Amount	Capital	Income	Deficit	Equity	Interests	Equity
Balance as of December 31, 2023	2,073,522,118	3,622	(18,061,024)	(1,849,600)	117,717,254	432,991	(90,758,034)	25,546,233	189,399	25,735,632
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	(347,516)	—	—	(347,516)	—	(347,516)
Exchange of convertible senior notes to ordinary shares with cancellation of the same amount of treasury shares (Note 12 (iii))	—	—	27,690,071	2,214,029	(1,311,200)	—	—	902,829	—	902,829
Exercise of share options	7,102,713	13	—	—	97,460	—	—	97,473	—	97,473
Share based compensation of the restricted shares	14,353,997	25	—	—	1,918,768	—	—	1,918,793	—	1,918,793
Share based compensation of the share options	—	—	—	—	9,719	—	—	9,719	—	9,719
Foreign currency translation adjustment	—	—	—	—	—	149,668	—	149,668	—	149,668
Settlement of capped call options and zero strike call options (Note 12 (iii))	—	—	(13,404,825)	(709,490)	709,490	—	—	—	—	—
Capital withdrawal by non-controlling interests	—	—	—	—	—	—	—	—	(343)	(343)
Share lending arrangement (Note 21)	—	—	302,845	105,733	(105,733)	—	—	—	—	—
Net loss	—	—	—	—	—	—	(22,310,176)	(22,310,176)	(91,533)	(22,401,709)
Balance as of December 31, 2024	2,094,978,828	3,660	(3,472,933)	(239,328)	118,688,242	582,659	(113,068,210)	5,967,023	97,523	6,064,546

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
				Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(14,437,104)	(20,719,753)	(22,401,709)	(3,069,021)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,852,315	3,377,977	5,875,499	804,940
Expected credit loss expense/(reversal)	48,707	(26,315)	(3,761)	(515)
Inventory write-downs	148,729	65,362	123,345	16,898
Impairment on long-term assets	35,011	—	55,331	7,580
Foreign exchange loss/(gain)	282,888	(55,458)	212,046	29,050
Share-based compensation expenses	2,295,896	2,369,041	1,928,512	264,205
Investment (income)/loss	(174,854)	(969,134)	438,048	60,012
(Gain)/Loss on extinguishment of debt	(138,332)	(170,193)	4,480	614
Share of (income)/loss of equity investees	(377,775)	(64,394)	503,193	68,937
Amortization of right-of-use assets	1,141,740	1,529,464	1,825,182	250,049
Loss/(gain) on disposal of property, plant and equipment	12,807	(4,473)	63,615	8,715
Deferred income tax expense/(benefit)	192,990	200,892	(84,880)	(11,629)
Changes in operating assets and liabilities:
Prepayments and other current assets	(1,239,921)	279,387	940,166	128,802
Inventory	(6,257,514)	2,895,477	(1,785,940)	(244,673)
Other non-current assets	(1,849,518)	2,600,019	1,385,067	189,753
Amounts due from related parties	167,692	(329,704)	(5,980,929)	(819,384)
Operating lease liabilities	(1,016,571)	(1,255,825)	(1,793,806)	(245,750)
Taxes payable	(341,592)	61,014	53,323	7,305
Trade and notes receivable	(2,303,364)	453,382	2,985,794	409,052
Trade and notes payable	11,650,850	4,870,777	4,717,183	646,251
Accruals and other liabilities	4,119,375	1,827,860	1,255,705	172,031
Amounts due to related parties, current	(299,339)	177,264	(152,262)	(20,860)
Amounts due to related parties, non-current	—	—	329,492	45,140
Other non-current liabilities	1,620,876	1,505,787	1,658,138	227,164
Net cash used in operating activities	(3,866,008)	(1,381,546)	(7,849,168)	(1,075,334)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment, land use rights and intangible assets	(6,972,854)	(14,340,771)	(9,142,293)	(1,252,489)
Proceeds from disposal of property, plant and equipment	3,622	73,064	231,519	31,718
Purchase of short-term investments	(87,631,686)	(43,899,109)	(45,957,615)	(6,296,167)
Proceeds from maturities of short-term investments	106,658,218	47,753,555	50,413,873	6,906,672
Purchase of available-for-sale debt investment	(120,000)	—	(52,842)	(7,239)
Proceeds from disposal of available-for-sale debt investment	270,000	—	—	—
Acquisitions of equity investees	(279,043)	(421,729)	(392,442)	(53,764)
Proceeds from disposal of equity investees	286,760	—	—	—
Withdrawal of long-term investment	—	10,750	—	—
Purchase of held to maturity debt investments	(1,830,000)	(35,000)	(17,687)	(2,423)
Purchase of retained asset-backed securities	—	(43,000)	(124,000)	(16,988)
Proceeds from maturities of retained asset-backed securities	—	16,865	82,994	11,370
Net cash provided by /(used in) investing activities	10,385,017	(10,885,375)	(4,958,493)	(679,310)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	78,726	86,820	111,347	15,254
Capital withdrawal by non-controlling interests	(3,250)	(250)	(343)	(47)
Distributions to non-controlling interests	(32,629)	—	—	—
Capital injection from redeemable non-controlling interests	—	—	3,295,465	451,477
Proceeds from issuance of convertible senior notes	—	8,120,765	—	—
Repurchase of convertible senior notes	(1,202,365)	(3,387,648)	(3,302,213)	(452,401)
Proceeds from borrowings from third parties	6,918,564	8,014,434	9,218,865	1,262,979
Repayments of borrowings from third parties	(7,347,941)	(6,096,018)	(7,512,784)	(1,029,247)
Principal payments on finance leases	(27,489)	(37,511)	(37,854)	(5,186)
Proceeds from issuance of ordinary shares, net of issuance costs	—	20,962,289	—	—
Net cash (used in)/provided by financing activities	(1,616,384)	27,662,881	1,772,483	242,829
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(121,896)	70,254	161,039	22,064
NET INCREASE/(DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	4,780,729	15,466,214	(10,874,139)	(1,489,751)
Cash, cash equivalents and restricted cash at beginning of the year	18,374,564	23,155,293	38,621,507	5,291,125
Cash, cash equivalents and restricted cash at end of the year	23,155,293	38,621,507	27,747,368	3,801,374
NON-CASH INVESTING AND FINANCING ACTIVITIES
Accruals related to purchase of property, plant and equipment	4,172,758	4,445,749	3,872,477	530,527
Conversion of convertible senior notes to ordinary shares	217,922	—	—	—
Exchange of convertible senior notes to ordinary shares with cancellation of the same amount of treasury shares (Note 12 (iii))	—	—	902,829	123,687
Accretion on redeemable non-controlling interests to redemption value	279,355	303,163	347,516	47,609
Settlement of capped call options and zero strike call options (Note 12 (iii))	—	—	709,490	97,200
Supplemental Disclosure
Interest paid	274,347	285,479	641,903	87,940
Income taxes paid	77,187	35,975	65,363	8,955

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

The Group is primarily engaged in the design, development, manufacturing, and sales of smart electric vehicles during the reporting periods. The Group also offers power solutions and comprehensive value-added services to its users. As of December 31, 2024, the Group’s primary operations are conducted in the People’s Republic of China (the “PRC”) and the Company’s principal subsidiaries and VIEs are as follows:

	Equity	Place and Date of incorporation
Subsidiaries	interest held	or date of acquisition	Principal activities
NIO Nextev Limited (“NIO HK”) (formerly known as Nextev Limited)	100%	Hong Kong, February 2015	Investment holding
NIO GmbH (formerly known as NextEV GmbH)	100%	Germany, May 2015	Design and technology development
NIO Co., Ltd. (“NIO SH”) (formerly known as NextEV Co., Ltd.)	100%	Shanghai, PRC, May 2015	Headquarter and technology development
NIO USA, Inc. (“NIO US”) (formerly known as NextEV USA, Inc.)	100%	United States, November 2015	Technology development
XPT Limited (“XPT”)	100%	Hong Kong, December 2015	Investment holding
XPT (Jiangsu) Investment Co., Ltd. (“XPT Jiangsu”)	100%	Jiangsu, PRC, May 2016	Investment holding
Shanghai XPT Technology Limited	100%	Shanghai, PRC, May 2016	Technology development
XPT (Nanjing) E-Powertrain Technology Co., Ltd. (“XPT NJEP”)	100%	Nanjing, PRC, July 2016	Manufacturing of E-Powertrain
XPT (Nanjing) Energy Storage System Co., Ltd. (“XPT NJES”)	100%	Nanjing, PRC, October 2016	Manufacturing of battery
NIO Power Express Limited (“PE HK)	100%	Hong Kong, January 2017	Investment holding
NIO User Enterprise Limited (“UE HK”)	100%	Hong Kong, February 2017	Investment holding
NIO Sales and Services Co., Ltd. (“UE CNHC”) (formerly known as Shanghai NIO Sales and Service Co., Ltd. )	100%	Shanghai, PRC, March 2017	Investment holding and sales and after sales management
NIO Energy Investment (Hubei) Co., Ltd. (“PE CNHC”) (Note (b))	100%	Wuhan PRC, April 2017	Investment holding
Wuhan NIO Energy Co., Ltd. (“PE WHJV”)	100%	Wuhan, PRC, May 2017	Investment holding
NIO Holding Co., Ltd. (“NIO China”) (formerly known as NIO (Anhui) Holding Co., Ltd.) (Note (a))	100%	Anhui, PRC, November 2017	Headquarter and technology development
XPT (Jiangsu) Automotive Technology Co., Ltd. (“XPT AUTO”)	100%	Nanjing, PRC, May 2018	Investment holding
NIO Financial Leasing Co., Ltd. (“NIO Leasing”)	100%	Shanghai, PRC, August 2018	Financial Leasing
NIO (Anhui) Co., Ltd. (“NIO AH”)	100%	Anhui, PRC, August 2020	Industrialization and technology development
NIO Technology (Anhui) Co., Ltd. (“NIO R&D”)	100%	Anhui, PRC, August 2020	Design and technology development
New Horizon B.V.	100%	Netherlands, November 2022	Investment holding
NIO Nextev Europe Holding B.V.(“NIO NL”)	100%	Netherlands, December 2020	Investment holding
NEU Battery Asset Co., Ltd. (“BAC Cayman”)	100%	Cayman Islands, May 2021	Investment holding
Instant Power Europe B.V. Co., Ltd. (“BAC NL”)	100%	Netherlands, June 2021	Battery Subscription Service
NEU Battery Asset (Hong Kong) Co., Ltd. (“BAC HK”)	100%	Hong Kong, July 2021	Investment holding
NIO AI Technology Limited (“NIO AI Technology”)	96.970%	Cayman Islands, March 2021	Investment holding
NIO AI Technology Limited	96.970%	Hong Kong, May 2021	Investment holding
Anhui NIO Autonomous Driving Technology Co., Ltd. (“Anhui NIO AD”)	96.970%	Anhui, PRC, June 2021	Technology development

Place and Date of incorporation
VIEs and VIEs’ subsidiaries	or date of acquisition
Prime Hubs Limited (“Prime Hubs”)	BVI, October 2014
Beijing NIO Network Technology Co., Ltd. (“Beijing NIO”)	Beijing, PRC, July 2017
Anhui NIO AI Technology Co., Ltd. (“Anhui NIO AT”)	Anhui, PRC, April 2021
Anhui NIO Data Technology Co., Ltd. (“Anhui NIO DT”)	Anhui, PRC, October 2022
NIO Insurance Broker Co., Ltd. (“NIO IB”) (formerly known as Huiding Insurance Broker Co., Ltd.)	Anhui, PRC, January 2023

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Note (a) - NIO China

As of December 31, 2023 and 2024, the Company held 92.114% and 89.02%, respectively, of total paid-in capital of NIO China. In accordance with NIO China’s share purchase agreements, the redemption of the non-controlling interests is at the holders of non-controlling interests’ option and is upon the occurrence of the events that are not solely within the control of the Company. Therefore, these redeemable non-controlling interests in NIO China were classified as mezzanine equity and are subsequently accreted to the redemption price using the agreed interest rate as a reduction of additional paid in capital (Note 20). With the redemption feature of the non-controlling interests, the Company is considered to effectively have 100% equity interest of NIO China as of December 31, 2023 and 2024.

Note (b) - PE CNHC

As of December 31, 2023 and December 31, 2024, the Company held 100% and 90.91% of total paid-in capital of PE CNHC, respectively. In May 2024, the Group entered into several agreements with the holders of non-controlling interests, including a share purchase agreement of PE CNHC. In accordance with the share purchase agreement, the redemption of the non-controlling interests is at the holders of non-controlling interests’ option and is upon the occurrence of the events that are not solely within the control of the Company. Therefore, these redeemable non-controlling interests in PE CNHC were classified as mezzanine equity and are subsequently accreted to the redemption price using the agreed interest rate as a reduction of additional paid in capital (Note 20). With the redemption feature of the non-controlling interests, the Company is considered to effectively have 100% equity interest of PE CNHC as of December 31, 2024.

Variable interest entities

Prime Hubs

In October 2014, Prime Hubs, a British Virgin Islands (“BVI”) incorporated company, was established by Li Bin, a shareholder of the Group, to facilitate the adoption of the Company’s employee stock incentive plans on behalf of the Company. The Company entered into a management agreement with Prime Hubs and Li Bin. The agreement enables the Company to direct the activities that most significantly impact Prime Hubs’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Prime Hubs. As of December 31, 2023 and 2024, Prime Hubs held 4,250,002 Class A Ordinary Shares of the Company, respectively, other than which, Prime Hubs did not have any operations, nor any material assets or liabilities. All restricted shares granted under the Company’s Prime Hubs Restricted Shares Plan have been fully vested.

Beijing NIO

In April 2018, the Group entered into a series of contractual arrangements with Beijing NIO and its individual shareholders (the “Nominee Shareholders”), including, among others, an exclusive business cooperation agreement, a loan agreement, an equity pledge agreement, an exclusive call option agreement and a power of attorney, which enable the Company to direct the activities that most significantly impact Beijing NIO’s economic performance and obtain substantially all of the economic benefits arising from Beijing NIO. Management concluded that Beijing NIO is a variable interest entity and the Company is the ultimate primary beneficiary of Beijing NIO and hence consolidates the financial results of Beijing NIO. The Group operates value-added telecommunication services, including without limitation, performing internet information services, as well as holding certain related licenses, through Beijing NIO. For the years ended December 31, 2022, 2023 and 2024, the financial position, result of operations and cash flow activities of Beijing NIO were immaterial to the consolidated financial statements.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Anhui NIO AT

In April 2021, Anhui NIO AT, was established by individual shareholders (the “Nominee Shareholders”). Anhui NIO AD entered into a management agreement with Nominee Shareholders. The agreement enables the Company to direct the activities that most significantly impact Anhui NIO AT’s economic performance, and enabled the Company to obtain substantially all of the economic benefits arising from them. Management concluded that Anhui NIO AT is a variable interest entity and the Company is the ultimate primary beneficiary of Anhui NIO AT and hence consolidates the financial results of Anhui NIO AT. In November 2022, concurrent with the termination of the said management agreement, the Group entered into a series of contractual arrangements with the Nominee Shareholders as well as Anhui NIO AT, including, among others, an exclusive business cooperation agreement, a loan agreement, an equity pledge agreement, an exclusive call option agreement and a power of attorney. These agreements enable the Company to direct the activities that most significantly impact Anhui NIO AT’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Anhui NIO AT. Management concluded that Anhui NIO AT continues to be a variable interest entity and the Company remains as the ultimate primary beneficiary of Anhui NIO AT. Therefore, the Group continues to consolidate the financial results of Anhui NIO AT’s financial statements. The Group intends to obtain requisite licenses for certain supporting functions during the development of autonomous driving technology through Anhui NIO AT. For the years ended December 31, 2022, 2023 and 2024, the financial position, result of operations and cash flow activities of Anhui NIO AT were immaterial to the consolidated financial statements.

Anhui NIO DT and NIO IB

In October 2022, the Group entered into a series of contractual arrangements with Anhui NIO DT and its individual shareholders (the “Nominee Shareholders”), including, among others, an exclusive business cooperation agreement, a loan agreement, an equity pledge agreement, an exclusive call option agreement and a power of attorney, which enable the Group to direct the activities that most significantly impact Anhui NIO DT’s economic performance and obtain substantially all of the economic benefits arising from Anhui NIO DT. Management concluded that Anhui NIO DT is a variable interest entity and the Company is the ultimate primary beneficiary of Anhui NIO DT and hence consolidates the financial results of Anhui NIO DT in the Group’s consolidated financial statements. In January 2023, Anhui NIO DT acquired NIO IB. NIO IB was a company holding the insurance brokerage license and does not meet the criteria necessary to be defined as a business under US GAAP. Accordingly, the Group accounted for this transaction as an asset acquisition. The Group provides insurance brokerage services which are mainly vehicle-related and property-related and holds requisite licenses through Anhui NIO DT and NIO IB. For the years ended December 31, 2023 and 2024, the financial position, result of operations and cash flow activities of Anhui NIO DT and NIO IB were immaterial to the consolidated financial statements.

Liquidity and Going Concern

The Group’s consolidated financial statements have been prepared on a going concern basis.

The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB14.4 billion, RMB20.7 billion and RMB22.4 billion, and operating cash outflow of RMB3.9 billion, RMB1.4 billion and RMB7.8 billion, for the years ended December 31, 2022, 2023 and 2024, respectively. The Group’s accumulated deficit amounted to RMB90.8 billion and RMB113.1 billion as of December 31, 2023 and 2024, respectively. As of December 31, 2024, the Group’s current liabilities exceeded current assets in the amount of RMB0.4 billion. As of December 31, 2024, the Group’s balances of cash and cash equivalents, restricted cash and short-term investment totaled RMB41.8 billion, and the Group had trade and notes payable of RMB34.4 billion, accruals and other liabilities of RMB16.0 billion, and outstanding borrowing of RMB9.1 billion due in the next 12 months.

Therefore, the Group’s ability to continue as a going concern is largely dependent on the successful implementation of management’s business plan to mitigate these adverse conditions, which includes growing the Group’s revenue by increasing sales volume of electric vehicles, maintaining a reasonable working capital turnover rate by managing collection of receivables and settlement of payables, and raising funds from banks under available credit quotas and other sources when needed. Management has prepared a cash flows forecast covering the twelve months from the date of issuance of the consolidated financial statements after giving consideration to its business plan as noted above and the evaluation of the probability of the successful implementation of such business plan. Management has concluded it is probable that the business plan will be effectively implemented, and the Group’s available cash and cash equivalents, restricted cash and short-term investments, cash generated from operating activities and funds from available credit quotas and other sources will be sufficient to support its continuous operations and necessary capital expenditures, and to meet its payment obligations when liabilities fall due within the twelve months from the date of issuance of the consolidated financial statements.

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

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, warranty liabilities, determination of standalone selling price regarding multiple performance obligations, fair value of available-for-sale debt security investments and equity securities using fair value option investments, lower of cost and net realizable value of inventories, inventory valuation for excess and obsolete inventories, losses on purchase commitments, allowance for current expected credit loss, depreciable lives of property, equipment and software, subsequent measurement of equity securities measured under measurement alternatives, assessment for impairment of long-lived assets, valuation of deferred tax assets, valuation and recognition of share-based compensation, fair value of short-term investments, discount rate of lease liabilities, current or non-current classification of receivable. Actual results could differ from those estimates.

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

The financial statements of the Group’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive loss in the consolidated statements of comprehensive income or loss, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive loss in the consolidated statements of shareholders’ equity. Total foreign currency translation adjustment income were RMB717,274, RMB11,514 and RMB149,668 for the years ended December 31, 2022, 2023 and 2024, respectively. The grant-date fair value of the Group’s share-based compensation expenses is reported in US$ as the respective valuation is conducted in US$ and the shares are denominated in US$.

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the years ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2993, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2024. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on, or December 31, 2024, or at any other rate.

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

As disclosed in Note 2(n), the Group’s equity securities with readily determinable fair values are carried at fair value using quoted market prices that currently available on a securities exchange and are classified within Level 1.

The Group’s investments in money market funds, financial products issued by banks and certain retained asset-backed securities are carried at fair value, which are classified within Level 2 and valued using directly or indirectly observable inputs in the market place. As of December 31, 2023 and 2024, such investments aggregately amounted to RMB8,473,612 and RMB6,109,606, respectively.

As disclosed in Note 2(q), the Group’s derivative instruments are carried at fair value, which are classified within Level 2 and valued using indirectly observable inputs in the market place.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

As disclosed in Note 9, the Group’s available-for-sale debt security investments include investments the Group made in private companies which contains substantive redemption and preferential rights. The Group’s equity securities investments measured using fair value option include an investment the Group made in a private company which contains certain preferential rights. Such investments are classified within Level 3 for fair value measurement. As of December 31, 2023 and 2024, the carrying value of the investments were RMB1,648,861 and RMB1,277,068, respectively. The Group re-measured the respective fair values using a market approach by adopting a backsolve method, which determined the estimated fair value of the investments through comparison to a recent transaction and applied significant unobservable inputs and assumptions. For the years ended December 31, 2022, 2023 and 2024, RMB746,336, nil and nil, respectively, of fair value changes, net of tax, were recorded in other comprehensive income, in the case of available-for-sale debt security investments, and RMB nil, nil and RMB425,711, respectively, of fair value changes, were recorded in investment income/(loss), in the case of equity securities investments using fair value option. The significant unobservable inputs adopted in the valuation as of December 31, 2023 and December 31, 2024 are as follows:

	December 31, 2023	December 31, 2024
Unobservable Input
Expected volatility	44%-51%	49%-52%
Probability	Liquidation scenario: 35%-40% Redemption scenario: 0%-35% IPO scenario: 30%-60%	Liquidation scenario: 20%-43% Redemption scenario: 0%-43% IPO scenario: 15%-80%

As disclosed in Note 20, the warrants issued by PE CNHC in May 2024 are not traded in an active securities market. As such, the Company estimated its fair value using the binomial option pricing model as of December 31, 2024 using the assumptions including fair value per share, dividend yield, time to maturity, risk free interest rate and expected volatility. As of December 31, 2024, the carrying value of the warrant was not material.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, trade receivable, amounts due from related parties, deposits and other receivables, available-for-sale debt security investments, retained asset-backed securities, trade and notes payable, amounts due to related parties, other payables, derivative instruments, short-term borrowings, lease liabilities and long-term borrowings. As of December 31, 2023 and 2024, other than as discussed above, the carrying values of these financial instruments approximated to their respective fair values.

(g) Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash at hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Cash which is restricted to withdrawal for use or pledged as security is reported separately on the face of the consolidated balance sheets. The Group’s restricted cash mainly represents (a) secured deposits held in designated bank accounts for corporate bank credit cards, bank acceptance notes, letter of credit and letters of guarantee; and (b) time deposits that are pledged for property leases. The restricted cash is classified according to the contractual term of the restriction imposed.

Cash, cash equivalents and restricted cash as reported in the consolidated statements of cash flows are presented separately on our consolidated balance sheets as follows:

	December 31,	December 31,
	2023	2024
Cash and cash equivalents	32,935,111	19,328,920
Restricted cash	5,542,271	8,320,728
Long-term restricted cash	144,125	97,720
Total	38,621,507	27,747,368

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(h) Short-term investments

Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year, which are stated at amortised cost, and investments in money market funds and financial products issued by banks, which are measured at fair value. As of December 31, 2023 and 2024, the short-term investments amounted to RMB16,810,107 and RMB14,137,566, respectively, among which, RMB11,520,514 and RMB11,372,254, were restricted as collateral for notes payable and letter of guarantee as of December 31, 2023 and December 31, 2024, respectively.

(i) Expected credit losses

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

For the years ended December 31, 2022, 2023 and 2024, the Group recorded RMB48,707, reversed RMB26,315 and RMB3,761 in expected credit loss provisions in selling, general and administrative expenses, respectively. As of December 31, 2024, the expected credit loss reserve for current and non-current assets are RMB50,594 and RMB59,386, respectively. As of December 31, 2023, the expected credit loss reserve for current and non - current assets are RMB60,384 and RMB53,357, respectively.

Balance as at December 31, 2023

		Expected	Expected
	Original	credit loss	credit loss
	amount	Rate	provision
Current assets:
Trade and notes receivable	4,703,829	0.98%	46,177
Amounts due from related parties	1,731,399	0.51%	8,796
Prepayments and other current assets	3,440,174	0.16%	5,411
Non-current assets:
Other non-current assets	4,936,918	1.08%	53,357

Balance as at December 31, 2024

		Expected	Expected
	Original	credit loss	credit loss
	amount	Rate	provision
Current assets:
Trade and notes receivable	1,714,786	2.25%	38,540
Amounts due from related parties	7,712,546	0.13%	10,142
Prepayments and other current assets	3,634,868	0.05%	1,912
Non-current assets:
Other non-current assets	3,632,523	1.63%	59,386

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

(k) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, generally over their estimated useful lives on a straight-line basis. Depreciation for mold and tooling is computed using the units-of-production method, including capitalized interest costs which are amortized over the total estimated units of production of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets.

The estimated useful lives are as follows:

Useful lives
Buildings and constructions	20 years
Production facilities	3-10 years
Charging and power swap infrastructure	5 to 8 years
R&D equipment	5 to 15 years
Computer and electronic equipment	3 years
Purchased software	1 to 5 years
Leasehold improvements	Shorter of the estimated useful life or remaining lease term (ranging from 1-10 years)
Vehicles for corporate use or customers’ subscription	5 years
Others (office equipment, after-sales equipment, etc.)	3 to 5 years

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

The Group estimates the useful life of the domain name to be 5 years based on the contract terms, expected technical obsolescence and innovations and industry experience of such intangible assets. The estimated useful lives of amortized intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

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

Available-for-sale debt security investments are reported at estimated fair value with the aggregate unrealized gains and losses, net of tax, reflected in accumulated other comprehensive loss in the consolidated balance sheets. Gain or losses are realized when the investments are sold or when dividends are declared or payments are received. If the amortized cost basis of an available-for-sale security exceeds its fair value and if the Company has the intention to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis, an impairment is recognized in the consolidated statements of operations. If the Company does not have the intention to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis and the Company determines that the decline in fair value below the amortized cost basis of an available-for-sale security is entirely or partially due to credit-related factors, the credit loss is measured and recognized as an allowance for credit losses in the consolidated statements of operations. The allowance is measured as the amount by which the debt security’s amortized cost basis exceeds the Company’s best estimate of the present value of cash flows expected to be collected.

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

The Group monitors its investments measured under equity method for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information. No impairment charge was recognized for the years ended December 31, 2022, 2023 and 2024.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(o) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charges recognized for the years ended December 31, 2022, 2023 and 2024 was RMB35,011, nil and RMB55,331, respectively.

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

The Group does not consider standard warranty as being a separate performance obligation as it is intended to provide assurance that a product complies with agreed-upon specifications and is not viewed as a distinct obligation. Accordingly, standard warranty is accounted for in accordance with ASC 460, Guarantees.

The following table shows a reconciliation in the current reporting period related to carried-forward warranty liabilities:

	For the Year Ended December 31,
	2022	2023	2024
Warranty – beginning of year	1,962,977	2,946,937	3,912,224
Provision for warranty	1,128,920	1,222,916	1,168,121
Warranty costs incurred	(144,960)	(257,629)	(359,633)
Warranty– end of year	2,946,937	3,912,224	4,720,712

(q) Derivatives instruments and hedging

Derivative instruments are carried at fair value, which generally represent the estimated amounts the Group expects to receive or pay upon termination of the contracts as of the reporting date. Derivative financial instruments are not used for trading or speculative purposes.

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

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. As of December 31, 2023 and 2024, the Group did not record any contract assets.

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

Vehicle sales

The Group generates revenue from sales of electric vehicles, together with a number of embedded products and services through a series of contracts. The Group identifies the users who purchase the vehicle as its customers. In general, there are multiple distinct performance obligations explicitly stated in a series of contracts in addition to sales of vehicles, which may include home chargers, vehicle connectivity services, extended warranty services and battery swapping services, some of which are only granted to certain initial users. These multiple distinct performance obligations are accounted for in accordance with ASC 606. The standard warranty provided by the Group is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when the Group transfer the control of vehicle to a user.

In the instance that customers only pay the amount after deducting the government subsidies to which they are entitled for the purchase of electric vehicles, the government subsidies are applied and collected by the Group or Jianghuai Automobile Group Co., Ltd. (“JAC”) from the government on behalf of the customers. The government subsidy is considered as a part of the transaction price it charges the customers for the electric vehicle, as the subsidy is granted to the buyer of the electric vehicle instead of the Group and the buyer remains liable for such amount to the Group in the event the subsidies were not received by the Group.

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, considering the Group’s pricing policies and practices, and the data utilized in making pricing decisions. The overall contract price is then allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The revenue for vehicle sales and home chargers are recognized at a point in time when the control of the product is transferred to the customer. For the vehicle connectivity services and battery swapping services, the Group recognizes the revenue over time using a straight-line method during the estimated beneficial period. For the performance obligations which are only granted to initial owners, the estimated beneficial period is based on the estimated length of time that the initial owner owns the vehicles before it is re-sold to secondary market. As for the extended warranty services, given limited operating history and lack of sufficient historical data, the Group decides to recognize the revenue over time based on a straight-line method initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

As the consideration for the vehicle and all embedded services are generally paid in advance, which means the payments received are prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the allocated amount regarding those unperformed obligations. As of December 31, 2023 and 2024, the balances of contract liabilities (deferred revenue) from vehicle sales contracts were RMB5,040,125 and RMB6,349,012 respectively.

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

The fair value of the guarantee liabilities is determined by taking considerations of the default pattern of the Group’s existing battery installment programs provided to users. At each period end, the financial liabilities are remeasured with the corresponding changes recorded as the reduction to the revenue. For the years ended December 31, 2023 and 2024, both service revenue and guarantee liability were immaterial.

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Practical expedients and exemptions

The Group follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that certain value-added services are not performance obligations considering that they are not critical items for vehicle driving and the usage of these services are expected to be very limited. The Group also performs an estimation on the standalone fair value of each promise applying a cost plus margin approach and concludes that the standalone fair value of these services are insignificant individually and in aggregate, representing less than 3% of vehicle gross selling price and aggregate fair value of each individual promise.

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

Others

Other revenues consists of sales of used vehicles, auto financing services, technical services, retail merchandise, automotive regulatory credits, embedded products and services offered together with vehicle sales, including vehicle connectivity services, and other products and services. Revenue is recognized when relevant services are rendered or control of the products is transferred.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Technical services

The Group provides a range of technical services to customers, including technologies licensing, engineering, development, testing, sourcing, support and consultancy services. Revenue from technical services is recognized when relevant services are rendered.

Among these services, the Group generates revenue from providing a non-exclusive, non-transferable and sublicensable worldwide license of the Group’s existing and future iteration of technical information, technical solutions, software and intellectual property rights in relation to its electric vehicle platform (collectively referred to as the “Licensed Technologies”) to a related party and its affiliates. The consideration agreed includes one-time fixed amount of license fee plus royalties determined based on licensed products sold by licensee in the future. The functionality of the Licensed Technologies granted to this related party is expected to substantively change during the license period, and the related party is practically required to use the updated Licensed Technologies. This arrangement is considered as one performance obligation to provide access to the Group’s technology, which is continuously developed and upgraded by the Group over the license period. The license fee is recognized in revenue on a straight-line basis over the license period and the sales-based royalties is recognized when the subsequent sale occurs.

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Incentives

The Group frequently offers NIO points, a self-managed customer loyalty program, and coupons under various scenarios, which can be redeemed to acquire free or discounted goods or services provided by the Group, including accessories, branded merchandise and other services etc. The major accounting policy for those incentives is described as follows:

(i) Incentives in connection with sales transactions

NIO points and coupons granted in connection with the sales transaction that provide a material right to the customer give rise to a separate performance obligation according to ASC 606, and are taken into consideration when allocating the transaction price of the sales. The Group determines the standalone selling price of each point or coupon based on estimated incremental discount adjusted for redemption probability, which is estimated based on the historical redemption pattern. The amount allocated to the NIO points and coupons as separate performance obligation is recorded as contract liability (deferred revenue) and revenue should be recognized when future goods or services are transferred or when the NIO points and coupons expire.

A coupon that can be applied against amounts owed to the Group in a future sale transaction is consideration payable to a customer, which is accounted for as a reduction of the transaction price and, therefore, of revenue.

(ii) Incentives in other scenarios

NIO points and coupons are also granted for encouraging user engagement and generating market awareness, such as inviting friends to test drive or purchase a vehicle, frequent sign-ins to the Group’s mobile application, participating in community activities, etc. The Group accounts for such NIO points and coupons as selling, general and administrative expenses with a corresponding liability recorded under other current liabilities of its consolidated balance sheets upon the NIO points and coupons are granted. The Group estimates the liabilities based on cost of the products and services that can be redeemed, and its estimate of probability of redemption. At the time of redemption, the Group records a reduction of inventory and other current liabilities. In certain cases where merchandise is sold for cash in addition to NIO points, the Group records revenue of other sales for the amount of cash received.

For the years ended December 31, 2022, 2023 and 2024, the revenue portion allocated to the NIO points and coupons as a separate performance obligation was RMB492,925, RMB863,627 and RMB1,683,234, respectively, which is recorded as contract liability (deferred revenue). For the years ended December 31, 2022, 2023 and 2024, the total NIO points and coupons recorded as selling, general and administrative expenses was RMB215,201, RMB162,875 and RMB386,663, respectively.

As of December 31, 2023 and, 2024, liabilities recorded related to unredeemed NIO points and coupons were RMB1,065,139, and RMB2,017,516, respectively.

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(t) Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising expenses, marketing and promotional expenses, salaries and other compensation-related expenses to sales and marketing personnel. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2022, 2023 and 2024, advertising costs totaled RMB815,619, RMB1,242,941 and RMB1,480,886, respectively.

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

(w) Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB1,578,273, RMB2,349,966 and RMB3,005,528 for the years ended December 31, 2022, 2023 and 2024, respectively.

(x) Government grants

The Company’s subsidiaries received government subsidies from certain local governments. The Group’s government subsidies consisted of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as product development and renewal of production facilities. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group; receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The Group recorded specific purpose subsidies as deferred income when received. For specific subsidies, upon government acceptance of the related project development or asset acquisition, the specific purpose subsidies are recognized to reduce related R&D expenses or the depreciation expense of asset during the period when the relevant expenses are recognized. Other subsidies are recognized as other operating income upon receipt as further performance by the Group is not required.

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

The Group records liabilities related to uncertain tax positions when, despite the Group’s belief that the Group’s tax return positions are supportable, the Group believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. The Group did not recognize uncertain tax positions as of December 31, 2023 and 2024.

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

(ac) Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2022, 2023 and 2024.

(ad) Earnings/(loss) per share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Accretion of the redeemable noncontrolling interests is deducted from the net income/(loss) to arrive at net income/(loss) attributable to the Company’s ordinary shareholders. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of unvested restricted shares, restricted share units and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method) and ordinary shares issuable upon the conversion of the convertible senior notes issued by the Company (using the if-converted method). Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(ae) Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. This segment is engaged in smart electric vehicles related business. The Group derives revenue primarily in the “PRC” and manages the business activities on a consolidated basis.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The primary measure of segment profitability for the Group operating segment is considered to be net loss. Net loss is used by the CODM to monitor budget versus actual results as well as comparation with the Group’s competitors, which are used in assessing performance of the segment. Significant segment expenses reviewed by the CODM on a regular basis included within net loss include cost of sales, research and development expenses and selling, general and administrative expenses which are separately presented on the Group’s Consolidated Statements of Comprehensive Loss. Other segment items within net loss include interest and investment income, interest expenses, share of income/(loss) of equity investees, other (loss)/income, net and income tax expense/(benefit).

The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

3.    Recent Accounting Pronouncements

(a)	Recently adopted accounting pronouncements

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Company beginning January 1, 2024 on a prospective basis. The Group adopted this ASU from January 1, 2024, which did not have a material impact on the Group’s consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. The Group adopted this ASU from January 1, 2024, which did not have a material impact on the Group’s consolidated financial statements.

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40). This ASU requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. A reporting entity is required to 1) disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas-producing activities (DD&A) (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e); 2) include certain amounts that are already required to be disclosed under current generally accepted accounting principles in the same disclosure as the other disaggregation requirements; 3) disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and 4) disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is in the process of assessing the impact of this ASU on the Group’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20). The amendments in this ASU clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is in the process of assessing the impact of the amendments on the Group’s consolidated financial statements.

4.    Concentration and Risks

(a) Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investment, trade receivable, amount due from related parties, deposits and other receivables. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2023 and 2024, the great majority of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and the United States which management believes are of high credit quality based on their credit ratings.

(b) Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents and restricted cash denominated in RMB that are subject to such government controls amounted to RMB12,472,010 and RMB19,902,484 as of December 31, 2023 and 2024, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(d)Concentration of customers and suppliers

The following tables summarized the customer with greater than 10% of the total revenue and account receivables:

	For the Year Ended December 31,
	2022	2023	2024
Percentage of the total revenue
Customer A[1]	*	*	15%

	December 31,	December 31,
	2023	2024
Percentage of the account receivables
Customer A[1]	27%	81%

* Less than 10%

[1] A related party of the Group

The following tables summarizes the supplier with greater than 10% of the total purchase and payables:

	For the Year Ended December 31,
	2022	2023	2024
Percentage of the total purchase
Supplier A	20%	15%	13%

	December 31,	December 31,
	2023	2024
Percentage of the account payables
Supplier A	20%	16%

5.    Inventory

	December 31,	December 31,
	2023	2024
Raw materials	2,245,076	2,273,991
Work in process	90,035	141,195
Finished Goods	2,646,287	4,291,167
Merchandise	480,174	626,772
Less: inventory provision	(183,846)	(245,902)
Total	5,277,726	7,087,223

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

Inventory write-downs recorded in cost of sales for the years ended December 31, 2022, 2023 and 2024 were RMB148,729, RMB65,362 and RMB123,345, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

6.    Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	December 31,	December 31,
	2023	2024
Deductible VAT input	2,271,162	2,326,470
Prepayment to vendors	575,016	755,376
Deposits	240,769	376,130
Receivables from third party online payment service providers	160,030	85,621
Interest receivable	42,340	16,944
Other receivables	150,857	74,327
Less: Allowance for credit losses	(5,411)	(1,912)
Total	3,434,763	3,632,956

7.    Property, Plant and Equipment, Net

Property, plant and equipment and related accumulated depreciation were as follows:

	December 31,	December 31,
	2023	2024
Charging & battery swap equipment	6,442,827	7,761,253
Mold and tooling	6,341,011	7,108,020
Production facilities	6,025,654	6,845,010
Leasehold improvements	5,160,732	6,124,611
Construction in process	2,894,333	3,616,078
Corporate vehicles	833,355	1,949,132
Computer and electronic equipment	1,767,634	1,922,333
R&D equipment	1,469,604	1,635,821
Purchased software	1,281,685	1,349,419
Buildings and constructions	912,378	913,281
Subscription vehicles	890,044	799,846
Others	1,150,042	1,429,868
Subtotal	35,169,299	41,454,672
Less: Accumulated depreciation	(10,288,331)	(15,559,399)
Less: Accumulated impairment	(33,964)	(2,369)
Total property, plant and equipment, net	24,847,004	25,892,904

The Group recorded depreciation expenses of RMB2,874,912, RMB3,372,673 and RMB5,870,195 for the years ended December 31, 2022, 2023 and 2024, respectively.

8.    Land Use Rights, Net

Land use rights and related accumulated amortization were as follows:

	December 31,	December 31,
	2023	2024
Land use rights	235,198	235,198
Less: Accumulated amortization—land use rights	(27,899)	(33,203)
Total land use rights, net	207,299	201,995

The Group recorded amortization expense for land use rights of RMB5,227, RMB5,304 and RMB5,304 for the years ended December 31, 2022, 2023 and 2024, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

9.    Long-term investments

The Group’s long-term investments consisted of the following:

	December 31,	December 31,
	2023	2024
Equity investments:
Equity method investments (i)	1,505,509	1,275,287
Equity securities using fair value option (ii)	1,528,861	1,103,150
Equity securities without readily determinable fair value (iii)	391,205	504,282
Equity securities with readily determinable fair value	45,323	33,865
Debt investments:
Held-to-maturity debt securities – time deposit (iv)	1,875,318	12,086
Available-for-sale debt securities (v)	120,000	173,918
Retained asset-backed securities (vi)	21,000	23,419
Total	5,487,216	3,126,007

(i) Equity method investments

In August 2020, the Group and three other third party investors jointly established the Battery Asset Company. The Group invested RMB200,000 in the Battery Asset Company and held 25% of the Battery Asset Company’s equity interests. In December 2020, the Battery Asset Company entered into an agreement with the other third-party investors for a total additional investment of RMB640,000 by those investors. In 2021, the Group invested an additional RMB270,000 and owned approximately 19.8% equity interests of the Battery Asset Company. In July 2022, the Battery Asset Company entered into an agreement with the other third-party investors for a total additional investment of RMB40,000 by those investors. As of December 31, 2024, the Group owns approximately 19.4% equity interests of the Battery Asset Company. The Group, as a major shareholder of the Battery Asset Company, is entitled to appoint one out of eight directors in the Battery Asset Company’s board of directors and can exercise significant influence over the Battery Asset Company. Therefore, the investment in the Battery Asset Company is accounted for using the equity method of accounting.

In July 2024, the Group and one of its shareholders, CYVN Holding L.L.C. (“CYVN”), established a joint venture, with total authorized share capital of US$55 million, among which, the Group and CYVN will invest US$28 million and US$27 million, representing equity interests of 51% and 49%, respectively. The Group is not considered as the controlling shareholder of this joint value given the absence of sufficient voting interests over this joint venture’s significant activities by assessing its influence over decision-making activities in both board of directors and shareholders’ level. As a result, this investment is accounted for using equity method.

In 2023 and 2024, the Group invested in several private funds and entities with a total amount of RMB128,225 and RMB279,079, respectively. The Group does not control but can exercise significant influence over these investees with certain voting rights. Therefore, the Group accounts for these investments under equity method.

During the years ended December 31, 2022, 2023 and 2024, the Group recognized RMB377,775, RMB64,394 of shares of income of equity investees and RMB503,193 of shares of loss of equity investees, respectively, from these equity method investments.

As of December 31, 2023 and 2024, none of the Group’s equity method investment, neither individually nor in aggregate, was considered as significant under Reg S-X Rules.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(ii) Equity securities using fair value option

In July 2021, the Group, together with several third party investors, established a fund with total capital contributions of RMB650,000, among which the Group contributed RMB550,000. According to the fund agreement, the fund is established for the sole purpose of investing in a pre-determined private company and the Group is able to unilaterally determine the operation and investment strategy of the fund. Therefore, the Group consolidated the financial statements of the fund. The investments provided by other investors to the fund with amount of RMB100,000 are classified as non-controlling interest. The fund purchased a minority interest of a private company that was pre-determined with total consideration of RMB650,000. Since the investment contained certain substantive preferential rights, including redemption at the holders’ option upon occurrence of certain contingent events that were out of the investee’s control and liquidation preference over the common shareholders, it was not considered as common stock or in-substance common stock and was therefore classified as available-for-sale debt investment which was measured at its fair value with the change of fair value recognized as other comprehensive income. In 2022, the Group entered into agreements with other third-party investors and disposed certain equity interests of this private company with the total consideration of RMB270,000 and recognized investment gain of RMB171,567, among which RMB4,652 were released from unrealized gains of other comprehensive income. In November 2023, all shareholders of the investee entered into agreements and agreed to terminate their redemption rights, with other preferential rights being remained effective, including the rights to request the investee’s founders’ to repurchase shares from certain shareholders upon the achievement of certain contingent events (the “Put option”) and liquidation preference over the rights of common shareholders. As a result of these changes, the Group determined that the fund should no longer be considered a debt investment. The Group discontinued available-for-sale debt investment accounting and accounted for this investment as an equity investment using the fair value option. Due to the change in the character of the investment and as a result of the related remeasurement, a gain on the previously held available-for-sale debt security was recognized by recycling a previously unrealized gain of RMB977,294 from other comprehensive income to investment income. Correspondingly, the deferred tax impact associated with this unrealised gain of RMB206,734 that was previously recorded in other comprehensive income was recognized in deferred income tax expenses.

As of December 31, 2024, the Group valued equity securities using fair value option using a market approach by adopting a backsolve method which benchmarked to recent comparable financing transactions of these investments, and recognized a loss from the decrease of the fair value of RMB425,711. After deducting the tax impact of RMB89,411, the Group recorded RMB336,300 in net loss, among which RMB68,068 was attributed to non-controlling interests.

(iii) Equity securities without readily determinable fair value

	December 31,	December 31,
	2023	2024
Equity securities without readily determinable fair value:
Initial cost	304,134	417,497
Net cumulative fair value adjustments	87,071	86,785
Carrying value	391,205	504,282

The Group has certain equity investments which are measured under the measurement alternative. During the years ended December 31, 2022, 2023 and 2024, the Group invested RMB35, RMB294,657 and RMB113,363 in equity securities without readily determinable fair value, respectively. The Group re-measured these investments based on recent financing transactions of these investees, which were considered as observable transactions, and recorded fair value losses of RMB2,652, RMB4,988 and RMB286 in investment income during the years ended December 31, 2022, 2023 and 2024, respectively.

No impairment charges were recognized for the years ended December 31, 2022, 2023 and 2024.

(iv) Held-to-maturity debt securities – time deposit

Held-to-maturity investments represent time deposits in commercial banks with maturities of more than one year with carrying amounts of RMB1,875.3 million and RMB12.1 million as of December 31, 2023 and 2024 respectively. As of December 31, 2023 and 2024, the weighted average maturities periods are 1.5 and 2.1 years, respectively.

No impairment charges were recognized for the years ended December 31, 2022, 2023 and 2024.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(v) Available-for-sale debt securities

	December 31,	December 31,
	2023	2024
Available-for-sale debt securities:
Initial cost	120,000	173,918
Net cumulative fair value adjustments	—	—
Carrying value	120,000	173,918

During the years ended 2022, 2023 and 2024, the Group invested RMB120,000, nil and RMB53,918 in certain private companies, respectively. Since the investment contains certain substantive preferential rights, including redemption at the holders’ option upon occurrence of certain contingent events that are out of the investee’s control and liquidation preference over the rights of common shareholders, it is not considered as common stock or in-substance common stock and is therefore classified as available-for-sale debt investment which is measured at its fair value with the change of fair value recognized as other comprehensive income.

There was no significant change to the fair value of these available-for-sale debt securities investments during the years ended December 31, 2022, 2023 and 2024, based on the Company’s fair value assessment. No impairment charges were recognized for the years ended December 31, 2022, 2023 and 2024.

(vi) Retained asset-backed securities

In August 2023 and January 2024, the Company, through its wholly owned subsidiary, entered into asset-backed securitization arrangements and securitized receivables arising from auto financing arrangements through the transfer of those assets to third party securitization entities. The securitization entities initially issued debt securities to investors at the total amount of RMB859 million and RMB2,450 million, respectively. The Group provides management, administration and collection services at market rates on the transferred financial assets, but only retains an insignificant economic interest in the securitization entities. As a result, the Group does not have control over the securitization entity and the transferred receivables were derecognized. The Group elects to classify the retained asset-backed securities as trading securities.

10.   Other Non-current Assets

Other non-current assets consist of the following:

	December 31,	December 31,
	2023	2024
Non-current portion of prepayments for long-term assets	1,173,248	1,246,836
Long-term deposits	1,092,550	1,196,193
Non-current portion of auto financing receivables	2,486,326	863,796
Non-current portion of right of use assets – finance lease	55,985	63,635
Others	128,809	262,063
Less: Allowance for credit losses	(53,357)	(59,386)
Total	4,883,561	3,573,137

Long-term deposits mainly consists of deposits to vendors for guarantee of production capacity as well as rental deposits which will not be collectible within one year.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

11.  Accruals and Other Liabilities

Accruals and other liabilities consist of the following:

	December 31,	December 31,
	2023	2024
Payables for purchase of property, plant and equipment	4,445,749	3,643,002
Current portion of deferred revenue/income	1,945,021	3,156,430
Salaries and benefits payable	1,902,119	2,082,972
Payables for marketing events	1,636,911	1,962,341
Payables for R&D expenses	2,318,679	1,924,269
Advance from customers	911,006	918,465
Warranty liabilities	709,288	652,633
Accrued expenses	422,730	418,760
Accrued costs on purchase commitments	521,443	336,656
Current portion of payable to BaaS users	—	249,917
Interest payables	135,492	86,474
Current portion of finance lease liabilities	25,311	13,498
Other payables	582,605	595,662
Total	15,556,354	16,041,079

Accrued costs of loss on purchase commitments represents the unsettled amount the Group provided for purchase commitments specifically related to these vehicles, as a result of the planned products upgrade of certain existing vehicle models.

Payable to BaaS users represents certain monthly subscription fee the Group agreed to compensate to BaaS users, if certain criteria are met. The Group accrued the payable to BaaS users against vehicle sales. Based on the payment schedule, payable to BaaS users due within the next 12 month is recorded as accruals and other liabilities.

12.  Borrowings

Borrowings consist of the following:

	December 31,	December 31,
	2023	2024
Short-term borrowing:
Bank loan (i)	4,783,000	4,490,000
Other short-term financing arrangements (ii)	302,411	1,239,561
Current portion of long-term borrowings:
Current portion of convertible notes (iii)	3,286,640	2,706,285
Current portion of long-term bank loan (iv)	1,144,420	639,180
Current portion of other financing arrangements (ii)	26,204	52,157
Current portion of asset-backed securities and notes (v)	278,823	—
Long-term borrowings:
Bank loan (iv)	1,198,380	2,965,490
Convertible notes (iii)	11,575,725	8,166,996
Other financing arrangements (ii)	268,756	308,269
Total	22,864,359	20,567,938

(i) Short-term bank loan

As of December 31, 2023, the Group obtained short-term borrowings from several banks of RMB4,783,000 in aggregate. The annual interest rate of these borrowings is approximately 2.35% to 2.95%.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

As of December 31, 2024, the Group obtained short-term borrowings from several banks of RMB4,490,000 in aggregate. The annual interest rate of these borrowings is approximately 2.10% to 2.60%.

The short-term borrowings contain covenants including, among others, limitation on liens, consolidation, merger, sale of the Group’s assets and certain financial measures which include upper limit of asset liability ratio. The Group was in compliance with all of the loan covenants as of December 31, 2023 and December 31, 2024. As of December 31, 2023 and 2024, certain of the Group’s short-term borrowings were guaranteed by the Company’s subsidiaries or pledged with short-term investments with the amount of RMB354,135 and nil, respectively.

(ii) Other financing arrangements

Other financing arrangements mainly consist of financial liabilities arising from sale and leaseback arrangements of certain vehicles and power swap station assets that the control of the underlying assets are not transferred from the Group (the seller-lessee) to the buyer-lessor.

(iii) Convertible notes

2024 Notes

In February 2019, the Group issued US$650,000 convertible senior notes and additional US$100,000 senior notes (collectively the “2024 Notes”) to the Notes purchasers (the “Notes Offering”). The 2024 Notes bears interest at a rate of 4.50% per year, payable semi-annually in arrears on February 1 and August 1 of each year, beginning on August 1, 2019. The 2024 Notes is convertible into the Company’s American Depositary Shares at the pre-agreed fixed conversion price at the discretion of the holders and will mature for repayment on February 1, 2024. Holders of the 2024 Notes are entitled to require the Company to repurchase all or part of the 2024 Notes in cash on February 1, 2022 or in the event of certain fundamental changes. In connection with the Notes Offering, the Company entered into capped call transactions with certain Notes purchasers and/or their respective affiliates and/or other financial institutions (the “Capped Call Option Counterparties”) and used a portion of the net proceeds of the Notes Offering to pay the cost of such transactions. In addition, the Company also entered into privately negotiated zero-strike call option transactions with certain Notes purchasers or their respective affiliates (the “Zero-Strike Call Option Counterparties”) and used a portion of the net proceeds of the Notes Offering to pay the aggregate premium under such transactions. The Company accounts for the 2024 Notes as a single instruments as a long-term debt. The debt issuance cost were recorded as reduction to the long-term debts and are amortized as interest expenses using the effective interest method. The value of the 2024 Notes are measured by the cash received. The cost for the capped call transactions have been recorded as deduction of additional paid-in capital within total shareholders’ equity. The zero-strike call option was deemed as a prepaid forward to purchase the Company’s own shares and recognized as permanent equity at its fair value at inception as a reduction to additional paid in capital in the consolidated balance sheet. In November 2020, US$7 in aggregate principal amount of such Notes were converted, pursuant to which the Company issued 735 Class A ordinary shares to the holders of such Notes. The balance of the Notes converted were derecognized and recorded as ordinary shares and additional paid-in capital.

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

As of December 31, 2023, the carrying value of the remaining 2024 Notes with the amount of RMB1,165,244 was classified in current liabilities. On February 1, 2024, the Company repaid the then outstanding 2024 Notes in full upon the maturity of the 2024 Notes with carrying amount of US$164,520 (RMB1,168,732). The Company also entered into agreements with certain financial institutions to terminate the capped call transactions and Zero-Strike Call transactions and received 13,404,825 treasury shares accordingly. The amount of the purchase price of the capped call transactions and Zero-Strike Call transactions terminated of RMB709,490 that was previously recorded in the additional paid-in capital was reclassified to treasury stock.

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

In 2022, the Group repurchased the aggregated portion of 2026 Notes with the carrying amount of US$190,962 (RMB1,317,106). In 2023, the Group repurchased the aggregated portion of 2026 Notes and 2027 Notes with the carrying amount of US$ 253,762 (RMB1,801,685) and US$242,249 (RMB1,719,944), respectively. In February 2024, upon the exercise of repurchase prices by the holders of the 2026 Notes, the Group repurchased the portion of 2026 Notes with the aggregated carrying amount of US$298,689 (RMB2,122,155).

In November and December 2024, as separately negotiated, the Group settled certain 2027 Notes with a principal amount of $127,090 by delivering 27,690,071 Company’s ADSs and cancelled the same amount of treasury shares, with the exchange ratio ranged from 207.0 to 227.6 ADSs per $1,000 principal amount of the 2027 Notes. The Group did not receive any cash proceeds from the issuance of the ADSs upon exchange. The Group derecognized treasury stock of RMB2,214,029, with the difference of RMB1,311,200 recorded in additional paid-in capital accordingly.

As of December 31, 2024, the carrying amount of the remaining 2026 Notes and 2027 Notes were RMB6,534 and RMB2,706,285, respectively. As of December 31, 2024, the Company reclassified the carrying value of 2027 Notes with the amount of RMB2,706,285 in current liabilities to reflect the early redemption right by 2027 Notes holders on February 1, 2025.

Subsequently in February 2025, upon the exercise of repurchase rights by the holders of the 2027 Notes, the Group repurchased the portion of 2027 Notes with the aggregated carrying amount of US$378,312 (RMB2,712,412).

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

The Company accounted for 2029 Notes and 2030 Notes in accordance with ASU 2020-06 which eliminates the cash conversion accounting models. Accordingly, the principal amount of these Notes was reported as one single unit of account in long-term borrowings at its principal amount, net of debt issuance costs of US$17,855, on the basis of not electing fair value option for the Notes and no substantial premium to be offered. The Notes are subsequently measured at amortized cost with interest expenses accrued over the term of these Notes using the effective interest method. As of December 31, 2023 and December 31, 2024, the carrying amount of the Notes were RMB8,023,401 and RMB8,160,462, respectively.

(iv) Long-term bank loan

				As of December 31, 2023			As of December 31, 2024
					Current portion	Long-term portion		Current portion	Long-term portion
	Date of		Maturity/	Outstanding	according to	according to	Outstanding	according to	according to
Ref.	borrowing	Lender/Banks	Repayment date	loan	repayment schedule	repayment schedule	loan	repayment schedule	repayment schedule
1	March 7, 2022	Bank of Beijing	March 6,2024	147,000	147,000	—	—	—	—
2	June 15, 2022	Bank of Shanghai	June 15, 2025	126,660	46,320	80,340	80,340	80,340	—
3	June 22, 2022	Hang Seng Bank	June 22, 2024	120,000	120,000	—	—	—	—
4	July 25, 2022	China Construction Bank	July 25, 2029	6,800	340	6,460	6,460	1,360	5,100
5	July 26, 2022	Industrial and Commercial Bank of China	July 25, 2029	10,200	510	9,690	9,690	2,040	7,650
6	August 24, 2022	China Construction Bank	July 25, 2029	19,800	990	18,810	18,810	3,960	14,850
7	January 19, 2023	China Construction Bank	July 25, 2029	313,400	15,670	297,730	297,730	62,680	235,050
8	January 20, 2023	Industrial and Commercial Bank of China	July 25, 2029	499,800	24,990	474,810	474,810	99,960	374,850
9	February 24,2023	Bank of Beijing	February 24,2025	127,500	30,000	97,500	—	—	—
10	March 31, 2023	Bank of Shanghai	April 30, 2024	650,000	650,000	—	—	—	—
11	September 18, 2023	Bank of Shanghai	September 18,2026	321,640	108,600	213,040	213,040	108,600	104,440
12	March 18, 2024	China Construction Bank	January 15,2031	—	—	—	637,010	29,900	607,110
13	March 18, 2024	Industrial and Commercial Bank of China	January 15,2031	—	—	—	497,660	23,360	474,300
14	March 18, 2024	China Minsheng Bank	January 15,2031	—	—	—	497,670	23,380	474,290
15	March 18, 2024	Agricultural Bank of China	January 15,2031	—	—	—	497,660	23,360	474,300
16	April 12, 2024	Bank of Shanghai	January 11, 2027	—	—	—	145,550	72,600	72,950
17	May 15, 2024	Bank of Shanghai	February15,2027	—	—	—	228,240	107,640	120,600
	Total			2,342,800	1,144,420	1,198,380	3,604,670	639,180	2,965,490

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The long-term borrowings contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Group’s assets and certain financial measures which includes liabilities to assets ratio. The Group was in compliance with all of the loan covenants as of December 31, 2023 and 2024.

As of December 31, 2023, the Group had bank credit quotas with aggregated amount of RMB64,464,118 which consists of non-collateral based bank credit quotas of RMB16,348,270 and collateral-based bank credit quotas of RMB48,115,848. Out of the total non-collateral bank credit quotas, RMB5,492,800, RMB1,201,226 and RMB250,000 were used for bank borrowing, issuance of letters of guarantee and bank’s acceptance notes, respectively. Out of the total collateral-based bank credit quotas, RMB2,588,913, RMB14,713,855 and nil were used for issuance of letters of guarantee, bank’s acceptance notes and letter of credit, respectively.

As of December 31, 2024, the Group had bank credit quotas with aggregated amount of RMB73,772,832 which consists of non-collateral based bank credit quotas of RMB15,441,290 and collateral-based bank credit quotas of RMB58,331,542. Out of the total non-collateral bank credit quotas, RMB7,104,500, RMB2,537,005 and RMB330,000 were used for bank borrowing, issuance of letters of guarantee and bank’s acceptance notes, respectively. Out of the total collateral-based bank credit quotas, RMB2,058,607 and RMB16,658,660 were used for issuance of letters of guarantee and bank’s acceptance notes, respectively.

(v) Asset-backed securities and notes

The Group entered into several asset-backed securitization arrangements with third-party financial institutions and set up securitization vehicles to issue the senior debt securities and notes to third party investors, which are collateralized by the auto financing receivables (the “transferred financial assets”). The Group also acts as servicer to provide management, administration and collection services on the transferred financial assets. The Group consolidated the securitization vehicles when significant economic interests are retained in the form of subordinated interests. The proceeds from the issuance of debt securities and notes are reported as securitization debt. The securities and notes are due for repayment when collections on the underlying collateralized assets occur and the amounts are included in “Current portion of long-term borrowings” or “Long-term borrowings” according to the contractual maturities date of the debt securities and notes. As of December 31, 2023 and 2024, the balance of current portion of asset-backed securities and notes were RMB278,823 and nil, respectively, and there was no non-current portion of asset-backed securities and notes for December 31, 2023 and December 31, 2024.

13.  Other Non-Current Liabilities

Other non-current liabilities consist of the following:

	December 31,	December 31,
	2023	2024
Warranty liabilities	3,202,936	4,068,079
Deferred revenue	3,051,022	3,045,846
Payable to BaaS users	—	779,695
Deferred government grants	323,980	391,116
Non-current finance lease liabilities	22,173	35,145
Others	63,694	308,715
Total	6,663,805	8,628,596

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The balances for the operating and finance leases where the Group is the lessee are presented as follows within the consolidated balance sheet:

	December 31,	December 31,
	2023	2024
Operating leases:
Right-of-use assets - operating lease	11,404,116	12,797,158
Current portion of operating lease liabilities	1,743,156	1,945,987
Non-current operating lease liabilities	10,070,057	11,260,735
Total operating lease liabilities	11,813,213	13,206,722
Finance leases:
Right-of-use assets - finance lease	55,985	63,635
Current portion of finance lease liabilities	25,311	13,498
Non-current finance lease liabilities	22,173	35,145
Total finance lease liabilities	47,484	48,643

The components of lease expenses were as follows:

	Year Ended December 31,
Lease cost:	2023	2024
Amortization of right-of-use assets	1,529,464	1,825,182
Interest of operating lease liabilities	566,703	573,031
Expenses for short-term leases within 12 months and other non-lease component	544,640	227,990
Total lease cost	2,640,807	2,626,203

Other information related to leases where the Group is the lessee is as follows:

	As of December 31,		As of December 31,
	2023		2024
Weighted-average remaining lease term:
Operating leases	12.0	years	10.9	years
Finance leases	4.4	years	5.5	years

Weighted-average discount rate:
Operating leases	4.92%		4.45%
Finance leases	5.22%		4.14%

Supplemental cash flow information related to leases where we are the lessee is as follows:

	For the Year Ended December 31,
	2023	2024
Operating cash outflows from operating leases	2,220,978	2,385,552
Operating cash outflows from finance leases (interest payments)	2,122	2,208
Financing cash outflows from finance leases	37,511	37,854
Right-of-use assets obtained in exchange for lease liabilities	6,339,111	3,698,231

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

As of December 31, 2023 and 2024, the maturities of our operating and finance lease liabilities (excluding short-term leases) are as follows:

	As of December 31,		As of December 31,
	2023		2024
	Operating	Finance	Operating	Finance
	Leases	Leases	Leases	Leases
2024	2,658,392	28,395	—	—
2025	1,949,316	11,342	2,531,918	16,993
2026	1,724,905	10,588	2,306,078	15,497
2027	1,449,608	8,899	1,899,976	13,352
2028	1,173,595	4,880	1,504,174	8,788
2029	—	—	1,228,528	4,237
Thereafter	8,241,769	2,319	7,388,703	8,485
Total minimum lease payments	17,197,585	66,423	16,859,377	67,352
Less: Interest	(5,384,372)	(18,939)	(3,652,655)	(18,709)
Present value of lease obligations	11,813,213	47,484	13,206,722	48,643
Less: Current portion	(1,743,156)	(25,311)	(1,945,987)	(13,498)
Long-term portion of lease obligations	10,070,057	22,173	11,260,735	35,145

As of December 31, 2023 and 2024, the Group had future minimum lease payments for non-cancelable short-term operating leases of RMB537,432 and RMB497,773, respectively.

15.  Revenue

Revenue by source consists of the following:

	Year Ended December 31,
	2022	2023	2024
Vehicle sales	45,506,581	49,257,270	58,234,086
Parts, accessories and after-sales vehicle services	1,228,385	2,337,490	3,324,321
Provision of power solution	1,016,094	1,666,346	2,100,553
Others	1,517,501	2,356,827	2,072,599
Total	49,268,561	55,617,933	65,731,559

For the years ended December 31, 2022, 2023 and 2024, revenue recognised at a point in time was RMB47,465,713, RMB52,943,443 and RMB62,271,688, respectively, and revenue recognised over time was RMB1,802,848, RMB2,674,490 and RMB3,459,871, respectively.

16.  Deferred Revenue/Income

The following table shows a reconciliation in the current reporting period related to carried-forward deferred revenue/income.

	Year Ended December 31,
	2022	2023	2024
Deferred revenue/income–beginning of year	2,197,766	3,561,890	4,996,043
Additions	2,483,462	3,138,343	3,263,495
Recognition	(1,124,186)	(1,705,134)	(2,055,119)
Effects on foreign exchange adjustment	4,848	944	(2,143)
Deferred revenue/income–end of year	3,561,890	4,996,043	6,202,276

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Deferred revenue mainly includes the transaction price allocated to the performance obligations that are unsatisfied, or partially satisfied, which mainly arises from the vehicle connectivity services, the extended warranty services, battery swapping services as well as the points offered to customers, with unrecognized deferred revenue balance of RMB4,996,043 and RMB6,202,276 as of December 31, 2023 and 2024, respectively.

The Group expects that approximately 51% of the transaction price allocated to unsatisfied performance obligation as at December 31, 2024 will be recognized as revenue during the period from January 1, 2025 to December 31, 2025. The remaining 49% will be recognized during the period from January 1, 2026 to December 31, 2039.

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

In conjunction with the aforementioned manufacturing cooperation agreement, in December 2022, the Group and JAC entered into an Asset Transfer Agreement where the Group agreed to sell and JAC agreed to acquire certain production facilities (the “Transferred Assets”) with a total consideration of RMB1.7 billion inclusive of tax. As of December 31, 2022, JAC had accepted the Transferred Assets and assumed the legal title of the Transferred Assets. Considering that (1) the Transferred Assets are designated to be used for the manufacturing of the Group’s vehicle models only and do not have substantive alternative use; (2) all costs incurred in relation to the Transferred Assets, including depreciation and maintenance costs and relevant tax and surcharges, are undertaken by and charged to the Group; (3) the Group also has the right to obtain the economic benefits from all outputs of the Transferred Assets, management concluded that the Group still retained the control of the Transferred Assets and this transaction was a failed sale and leaseback transaction with no sales of the Transferred Assets recognized by the Group. The Transferred Assets continue to be accounted for as the Group’s property, plant and equipment subject to depreciation. The sales consideration from JAC will be recorded as a financing payable when the Group receives the cash. As of December 31, 2023, JAC had fully paid the consideration. In December 2023, pursuant to an asset transfer agreement with JAC, the Group agreed to purchase the Transferred Assets back at the consideration of RMB1.7 billion, inclusive of tax, and the consideration was paid in full by end of December 2023. In December 2023, the Group also agreed to purchase the production facilities in F1 Plant from JAC at the consideration of RMB1.9 billion, inclusive of tax. As of December 31, 2023, both purchases of the Transferred Assets and F1 Plant have been consummated.

Following above transaction, the Group ceased aforementioned manufacturing cooperation with JAC since early 2024 and the Group commenced independent manufacturing of all current vehicles models in the F1 Plant and the F2 Plant.

For the years ended December 31, 2022, 2023 and 2024, the aggregate fees to JAC under the above collaboration arrangement were RMB1,126,523, RMB1,318,524 and RMB179,375, respectively, and were included in cost of sales.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

18.  Research and Development Expenses

Research and development expenses consist of the following:

	For the Year Ended December 31,
	2022	2023	2024
Employee compensation	6,684,971	8,998,415	8,829,163
Design and development expenses	3,276,915	3,019,403	2,561,769
Depreciation and amortization expenses	333,097	720,737	991,074
Rental and related expenses	193,132	273,493	250,597
Travel and entertainment expenses	111,531	135,891	82,955
Others	236,615	283,460	321,746
Total	10,836,261	13,431,399	13,037,304

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

19.  Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of the following:

	For the Year Ended December 31,
	2022	2023	2024
Employee compensation	4,532,553	5,929,888	7,405,828
Marketing and promotional expenses	1,775,539	2,642,531	3,408,931
Rental and related expenses	1,336,575	1,683,929	1,930,423
Professional services	944,160	550,011	561,284
IT consumable, office supply and other low value consumable	545,498	581,193	541,782
Depreciation and amortization expenses	484,363	672,669	882,860
Other Taxes and Surcharges	285,076	290,456	409,690
Travel and entertainment expenses	162,924	218,396	147,180
Expected credit losses	48,707	(26,315)	(3,761)
Others	421,724	341,798	456,840
Total	10,537,119	12,884,556	15,741,057

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20.  Redeemable non-controlling interests

Investment in NIO China

On April 29, 2020, the Company and certain of its subsidiaries entered into definitive agreements, as amended and supplemented in May and June 2020, for investments in NIO China, with a group of investors (collectively, the “Existing Strategic Investors”), pursuant to which, the Existing Strategic Investors agreed to invest an aggregate of RMB7.0 billion in cash into NIO China for its non-controlling interest. In June and July 2020, the Group received RMB5.0 billion. On September 16, 2020, pursuant to a share transfer agreement, the Group repurchased 8.612% equity interests owned by one of the Existing Strategic Investors with the total consideration of RMB511,458, consisting of the actual capital investment plus accrued interest, and the Group assumed the remaining cash consideration obligation of RMB2.0 billion of the Existing Strategic Investors. In February 2021, the Group, purchased from two of the Existing Strategic Investors an aggregate of 3.305% equity interests in NIO China for a total consideration of RMB5.5 billion and subscribed for newly increased registered capital of NIO China at a subscription price of RMB10.0 billion. In September 2021, the Company repurchased 1.418% equity interests from the Existing strategic investors for a total consideration of RMB2.5 billion and recorded an amount of RMB2,023,534 in accretion on redeemable non-controlling interests to redemption value. As of December 31, 2023, the Company held 92.114% controlling equity interests in NIO China.

Each of the Existing Strategic Investors has the right to request the Group to redeem their equity interests in NIO China at an agreed price in case of NIO China’s failure to submit the application for a qualified initial public offering in 48 months commencing from June 29, 2020, failure to complete a qualified initial public offering in 60 months commencing from June 29, 2020, or other events as set forth in the share purchase agreement. The agreed price is calculated based on each non-controlling shareholder’s cash investment to NIO China plus an annual interest rate of 8.5%. On March 30, 2024, the Company and certain of its subsidiaries entered into a shareholders agreement with the Existing Strategic Investors, which amended certain shareholders’ rights in NIO China, including the redemption rights. In particular, if NIO China fails to complete the listing application or to issue the material assets restructuring plan related to the qualified initial public offering before December 31, 2027, or fails to complete the qualified initial public offering before December 31, 2028, the Existing Strategic Investors may request the Company to redeem the equity interest in NIO China then held by them.

As the redemption is at the holders’ option and is upon the occurrence of the events that are not solely within the control of the Company, these Existing Strategic Investors’ contributions in NIO China were classified as mezzanine equity and is subsequently accreted to the redemption price using the effective interest method with accretion recorded as a reduction of additional paid in capital.

On September 29, 2024, pursuant to definitive investment agreements, a group of new investors (the “New Strategic Investors”) agreed to invest an aggregate of RMB3.3 billion in cash to subscribe for newly issued shares of NIO China. Concurrently, the Group agreed to invest an aggregate of RMB10 billion in cash to subscribe for newly issued shares of NIO China. Upon completion of this transaction, the Group will hold 88.25% of controlling equity interest in NIO China, while the New Strategic Investors together with the Existing Strategic Investors will collectively hold the remaining 11.75% of equity interest in NIO China. As of December 31, 2024, the Group has completed its investment of RMB10 billion and the Company has received RMB2.8 billion from certain New Strategic Investors.

Each of the New Strategic Investors has the right to request the Group to redeem their equity interests in NIO China at an agreed price in case of NIO China’s failure to complete the listing application or to issue the material assets restructuring plan related to the qualified initial public offering before December 31, 2027, failure to complete a qualified initial public offering before December 31, 2028, or other events as set forth in the share purchase agreement. The agreed price is calculated based on each non-controlling shareholder’s cash investment to NIO China plus an annual interest rate of 7.5%, or the market value in the latest financing activities, if any.

For the years ended December 31, 2022, 2023 and 2024, the Company recorded RMB279,355, RMB303,163 and RMB329,939 of accretion on redeemable non-controlling interests to redemption value. As of December 31, 2023 and 2024, the balance of redeemable non-controlling interests was RMB3,860,384 and RMB6,985,787, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Investment in PE CNHC

On May 31, 2024, the Company and certain of its subsidiaries entered into definitive agreements for the investment in PE CNHC with an investor (the “PE Strategic Investor”), pursuant to which, the PE Strategic Investor agreed to invest an aggregate of RMB1.0 billion in cash into PE CNHC for its non-controlling interest, representing 10% equity interests in PE CNHC. In connection with this transaction, PE CNHC also issued warrants to PE Strategic Investor which entitle PE Strategic Investor the right, at its sole discretion, to purchase additional RMB0.5 billion equity interests of PE CNHC at the same price, before PE CNHC’s next round of financing (the “Warrants”). In June 2024, the Group received RMB0.5 billion. As of December 31, 2024, the Company held 90.91% controlling equity interests in PE CNHC.

The PE Strategic Investor has the right to request the Group to redeem their equity interests in PE CNHC at an agreed price after 60 months commencing from June 19, 2024, or other events as set forth in the share purchase agreement. The agreed price is calculated based on each non-controlling shareholder’s cash investment to PE CNHC plus an annual interest rate of 5%.

As the redemption is at the holders’ option and is upon the occurrence of the events that are not solely within the control of the Company, the PE Strategic Investor’s contributions in PE CNHC were classified as mezzanine equity and is subsequently accreted to the redemption price using the effective interest method with accretion recorded as a reduction of additional paid in capital.

For the Warrants, the Group classified the Warrants as financial liabilities under ASC 480, as the Warrants conditionally obligated the Group to ultimately transfer assets. The proceeds received by PE CNHC from PE Strategic Investor’s investment were allocated first to the warrant liabilities based on their fair value and the residual was allocated to the mezzanine equity.

For the year ended December 31, 2024, the Group recorded an accretion of RMB17,577 on redeemable non-controlling interests to redemption value. As of December 31, 2024, the balance of redeemable non-controlling interests and the warrant liabilities was RMB456,210 and RMB53,416 respectively. There was no significant change to the fair value of warrant liabilities compared with initial recognition based on the Group’s fair value assessment.

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

As of December 31, 2023 and 2024, the authorized share capital of the Company is US$1,000 divided into 4,000,000,000 shares, comprising of: 2,632,030,222 Class A Ordinary Shares, nil Class B Ordinary Shares and 148,500,000 Class C Ordinary Shares, each at a par value of US$0.00025 per share, and 1,219,469,778 shares of a par value of US$0.00025 each of such class or classes as the board of directors may determine.

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

In May 2024, the Company participated as a lender in the borrowing and lending program (the “Share Lending Arrangement”) initiated by the Singapore Exchange Securities Trading Limited (the “SGX”), by agreeing to lend up to 2,000,000 of the Company’s Class A ordinary shares to The Central Depositary (Pte) Limited (“CDP”).

There was no fixed lending period. Both the Company and CDP can terminate the share lending by issuing termination notification. The Company did not receive any proceeds from entering into this Share Lending Arrangement and was entitled to receive lending fee during the lending period. Upon the termination of share lending, CDP is required to re-deliver loaned shares to the Company within the re-delivery period, with no option for paying cash as the settlement.

In accordance with ASC 815-40, the Company has accounted for the Share Lending Arrangement as equity instrument. Shares lent under the arrangement were issued out of treasury stock, and concurrently the Company recognized a right to receive returned shares from CDP as a debit to additional paid-in-capital, measured based on the fair value of shares issued. No subsequent remeasurement is required for this equity classified right to receive shares, which would be transferred to treasury stock when shares are returned. The lending fee received from the Share Lending Arrangement is recognized as capital contribution upon receipt.

As of December 31, 2024, the total amount released from treasury shares to additional paid-in paid was RMB105.7 million and the lending fee received during the lending period was immaterial.

In November and December 2024, the Company issued 27,690,071 ADSs to exchange the convertible notes as disclosed in Note 12 (iii) through treasury shares.

As of December 31, 2023 and 2024, 4,000,000,000 ordinary shares were authorized, 2,073,522,118 shares and 2,094,978,828 shares were issued, and 2,055,461,094 shares and 2,091,505,895 shares were outstanding, respectively. The share number excludes 32,822,395 Class A Ordinary Shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans.

22.  Non-controlling interest

Investment in NIO AI Technology

In March 2021, the Group established a subsidiary named NIO AI Technology by subscribing its ordinary shares with equity interests of 51% and the remaining interests held by an employee of the Group. In August 2022, the Group subscribed a certain number of Series Seed Preferred Shares issued by NIO AI Technology. Upon the completion of this transaction, the Group held 96.97% equity interests in NIO AI Technology and continued to control NIO AI Technology. The Group accounted for the change of equity interests in NIO AI as an equity transaction by adjusting the carrying value of the non-controlling interests and the Group’s additional paid-in capital with an amount of RMB184,085.

Also refer to Note 9 (ii) for the investment in the equity securities using fair value option.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

23.  Share-based Compensation

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	For the Year Ended December 31,
	2022	2023	2024
Cost of sales	66,914	83,972	71,779
Research and development expenses	1,323,370	1,517,206	1,296,136
Selling, general and administrative expenses	905,612	767,863	560,597
Total	2,295,896	2,369,041	1,928,512

There was no income tax benefit recognized in the consolidated statements of comprehensive loss for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets in the years ended December 31, 2022, 2023 and 2024.

(a) NIO Incentive Plans

In 2015, the Company adopted the 2015 Stock Incentive Plan (the “2015 Plan”), which allows the plan administrator to grant share options and restricted shares of the Company to its employees, directors, and consultants.

The Company granted both share options and restricted shares to the employees. In 2016, 2017, 2018 and 2024, the Board of Directors further approved the 2016 Stock Incentive Plan (the “2016 Plan”), the 2017 Stock Incentive Plan (the “2017 Plan”), the 2018 Stock Incentive Plan (the “2018 Plan”) and the 2024 Stock Incentive Plan (the “2024 Plan”), which provide for share options and restricted shares. The share options and the restricted shares vest immediately or over a period of one to five years of continuous service and achieved performance target and the stock options are exercisable over a maximum period of 10 years.

The Group recognized the share options and restricted shares of the Company granted to the employees of the Group on a straight-line basis over the vesting term of the awards, net of estimated forfeitures.

(i) Share Options

The following table summarizes activities of the Company’s share options under the 2016, 2017 and 2018 Plans for the year ended December 31, 2024:

		Weighted	Weighted
	Number of	Average	Average	Aggregate
	Options	Exercise	Remaining	Intrinsic
	Outstanding	Price	Contractual Life	Value
		US$	In Years	US$
Outstanding as of December 31, 2023	62,619,412	3.48	3.56	423,637
Granted	1,397,000	2.39	—	—
Exercised	(7,102,713)	2.26	—	—
Cancelled	(4,352,527)	2.65	—	—
Expired	(500,523)	17.83	—	—
Outstanding as of December 31, 2024	52,060,649	3.55	2.60	100,420
Vested and expected to vest as of December 31,2024	52,014,026	3.55	2.61	100,329
Exercisable as of December 31, 2024	50,556,678	3.57	2.54	97,491

The aggregate intrinsic value in the table above represents the aggregate difference between the Company’s closing stock price on the last trading day of the period and the exercise price for the underlying awards.

The total intrinsic value of options exercised during the years ended December 31, 2022, 2023 and 2024 were RMB507,235, RMB279,327 and RMB145,022, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The weighted-average grant date fair value for options granted under the Company’s 2016, 2017 and 2018 Plans during the years ended December 31, 2022, 2023 and 2024 was US$19.27, US$6.66 and US$3.64, respectively, computed using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	For the Year Ended December 31,
	2022				2023				2024
Exercise price (US$)	2.39	-	19.91		2.39	-	2.39		2.39	-	2.39
Fair value of the ordinary shares on the date of option grant (US$)	10.34	-	19.61		8.51	-	8.51		5.48	-	5.48
Risk-free interest rate	2.50%	-	2.56%		3.70%	-	3.70%		4.14%	-	4.14%
Exercise multiple			2.5	x			2.5	x			2.5	x
Expected dividend yield			0%				0%				0%
Expected volatility			56%				57%				62%
Expected forfeiture rate (post-vesting)			1.5%				1.8%				6.1%

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

As of December 31, 2024, there was RMB1,599 of unrecognized compensation expenses related to the stock options granted to the employees, which is expected to be recognized over a weighted-average period of 0.01 years.

(ii) Restricted shares

The fair value of each restricted share granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

The following table summarizes activities of the Company’s restricted shares under the 2016, 2017, 2018 and 2024 Plan for the year ended December 31, 2024:

	Number of Restricted	Weighted Average
	Shares Outstanding	Grant Date Fair Value
		US$
Unvested at December 31, 2023	56,063,898	16.16
Granted	30,915,465	4.94
Vested	(14,353,997)	19.84
Forfeited	(10,772,623)	12.66
Unvested at December 31, 2024	61,852,743	10.96

As of December 31, 2024, there was RMB3,266,466 of unrecognized compensation expenses related to restricted shares granted to the employees, which is expected to be recognized over a weighted-average period of 2.81 years.

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

The following table summarizes activities of A Plan for the year ended December 31, 2024:

		Weighted	Weighted
	Number of	Average	Average	Aggregate
	Options	Exercise	Remaining	Intrinsic
	Outstanding	Price	Contractual Life	Value
		US$	In Years	US$
Outstanding as of December 31, 2023	29,004,500	0.00001	7.87	43,526
Granted	20,715,502	0.00001	—	—
Exercised	(4,651,285)	—	—	—
Forfeited	(1,974,188)	—	—	—
Outstanding as of December 31, 2024	43,094,529	0.00001	8.09	47,950

For the years ended December 31, 2022, 2023 and 2024, the weighted average grant date fair values of options granted were US$1.12, US$1.10 and US$1.10 per share, respectively. The estimated fair value of each option granted is estimated on the date of grant using the binominal option-pricing model with the assumptions (or ranges thereof) in the following table:

For the Year Ended
December 31,
2022, 2023 and 2024
Fair value of the ordinary shares on the date of option grant (US$)	1.00-1.01
Risk-free interest rate	1.58%
Expected term (in years)	10
Expected dividend yield	0%
Expected volatility	52%
Expected forfeiture rate (post-vesting)	2%

As of December 31, 2024, there was RMB259,285 of unrecognized share-based compensation expenses related to the share options granted. The expenses were expected to be recognized over a weighted-average period of 2.05 years.

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

Other Countries

The statutory income tax rates of other countries where the Company’s subsidiaries having significant operations for the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the Year Ended December 31,
	2022	2023	2024
United States	29.84%	29.84%	29.84%
United Kingdom	19.00%	19.00%	19.00%
Germany	32.98%	32.98%	32.98%
Norway	22.00%	22.00%	22.00%
Netherlands	25.80%	25.80%	25.80%

Composition of income tax expense for the periods presented are as follows:

	For the Year Ended December 31,
	2022	2023	2024
Current income tax expense	62,348	59,943	62,065
Deferred income tax (benefit)/expense	(7,245)	200,892	(84,880)
Total	55,103	260,835	(22,815)

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Reconciliations of the income tax expense computed by applying the PRC statutory income tax rate of 25% to the Group’s income tax expense of the years presented are as follows:

	For the Year Ended December 31,
	2022	2023	2024
Loss before income tax expense	(14,382,001)	(20,458,918)	(22,424,524)
Income tax benefit computed at PRC statutory income tax rate of 25%	(3,595,500)	(5,114,730)	(5,606,131)
Non-deductible expenses	23,484	58,852	25,426
Foreign tax rates differential	395,543	481,318	621,111
Additional 100%/75% tax deduction for qualified research and development expenses	(750,736)	(1,432,723)	(1,745,145)
FDII Deduction	(10,356)	—	—
Tax exempted interest income	(8,847)	(25,017)	(40,535)
US tax credits	(45,446)	(36,746)	(22,657)
Prior year True-ups	110,581	242,392	321,080
Effect of tax rate change	490,855	—	—
Others	(5,154)	316	17
Change in valuation allowance	3,450,679	6,087,173	6,424,019
Income tax expense/(benefit)	55,103	260,835	(22,815)

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The Group’s deferred tax assets and liabilities consist of the following components:

	As of December 31,
	2022	2023	2024
Deferred tax assets
Net operating loss carry-forwards	9,711,744	14,850,298	21,278,950
Deferred revenue	940,633	1,241,114	1,487,912
Accrued and prepaid expenses	1,666,519	1,635,032	1,246,887
Tax credit carry-forwards	301,437	347,340	384,960
Property, plant and equipment, net	—	158,609	203,847
Deferred rent	29,731	80,240	112,041
Share-based compensation	6,951	19,846	76,708
Write-downs of inventory	452	47,733	28,007
Allowance against receivables	27,386	28,435	27,495
Intangible assets	89,328	59,375	27,478
Unrealized financing expense	33,140	64,870	23,148
Unrealized foreign exchange loss	1,704	2,364	2,362
Equity securities without readily determinable fair value	—	953	953
Equity securities with readily determinable fair value	150	717	942
Equity method investments	—	75	329
Advertising expenses in excess of deduction limit	188	33	123
Others	4,224	3,464	2,900
Less: Valuation allowance	(12,727,355)	(18,538,828)	(24,902,819)
Subtotal	86,232	1,670	2,223

Deferred tax liabilities
Equity securities without readily determinable fair value	(6,435)	—	—
Equity method investments	(5,170)	(7,283)	(12,367)
Available for sale debt investment	(206,734)	—	—
Equity securities using fair value option	—	(206,734)	(117,323)
Property, plant and equipment, net	(86,082)	—	—
Subtotal	(304,421)	(214,017)	(129,690)
Total deferred tax liabilities, net	(218,189)	(212,347)	(127,467)

Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years. Movement of valuation allowance is as follow:

	As of December 31,
	2022	2023	2024
Valuation allowance
Balance at beginning of the year	9,216,725	12,727,355	18,538,828
Additions	3,510,630	5,811,473	6,363,991
Balance at end of the year	12,727,355	18,538,828	24,902,819

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The Group has tax losses arising in Mainland China of RMB81,726,481 that will expire in one to ten years for deduction against future taxable profit.

Loss expiring in 2025	3,704,156
Loss expiring in 2026	2,368,899
Loss expiring in 2027	9,081,387
Loss expiring in 2028	15,732,060
Loss expiring in 2029	19,284,357
Loss expiring in 2030	156,199
Loss expiring in 2031	4,833,296
Loss expiring in 2032	7,153,295
Loss expiring in 2033	12,437,801
Loss expiring in 2034	6,975,031
Total	81,726,481

The Group has tax losses arising in Hong Kong of RMB3,315,437 for which could be carried forward indefinitely against future taxable income. The Group has tax losses arising in United States of RMB4,388, RMB602,262 and RMB1,927,128 that will expire in 2036, 2037 and indefinite years respectively for deduction against future taxable income. The Group has tax losses arising in Europe of RMB2,956,478 for which could be carried forward indefinitely against future taxable income. As of December 31, 2023 and 2024, the Group provided full valuation allowances for the above net operating loss carry-forwards.

Uncertain Tax Position

The Group did not identify any significant unrecognized tax benefits for each of the periods presented. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2024.

Tax years subject to examination by major jurisdictions

In general, the PRC tax authorities have up to five years to review a company’s tax filings. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for tax years 2020 through 2024 remain subject to the review by the relevant PRC tax authorities.

25.  Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2022, 2023 and 2024 as follows:

	For the Year Ended December 31,
	2022	2023	2024
Numerator:
Net loss	(14,437,104)	(20,719,753)	(22,401,709)
Accretion on redeemable non-controlling interests to redemption value	(279,355)	(303,163)	(347,516)
Net loss attributable to non-controlling interests	157,014	(124,051)	91,533
Net loss attributable to ordinary shareholders of NIO Inc. for basic/dilutive net loss per share	(14,559,445)	(21,146,967)	(22,657,692)
Denominator:
Weighted-average number of ordinary shares outstanding – basic and diluted	1,636,999,280	1,700,203,886	2,054,614,522
Basic and diluted net loss per share attributable to ordinary shareholders of NIO Inc.	(8.89)	(12.44)	(11.03)

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

For the years ended December 31, 2022, 2023 and 2024, the Company had potential ordinary shares, including non-vested restricted shares, option granted and convertible notes. As the Group incurred losses for the years ended December 31, 2022, 2023 and 2024, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted average numbers of these potential ordinary shares outstanding are as following:

	For the Year Ended December 31,
	2022	2023	2024
Restricted shares	4,051,753	—	—
Outstanding weighted average options granted	55,132,378	43,876,236	27,077,944
Convertible notes	37,671,003	57,008,080	110,731,276
Total	96,855,134	100,884,316	137,809,220

26.  Related Party Balances and Transactions

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of Entity or Individual	Relationship with the Company
Kunshan Siwopu Intelligent Equipment Co., Ltd.	An investee of the Group
Nanjing Weibang Transmission Technology Co., Ltd.	An investee of the Group
Wuhan Weineng Battery Assets Co., Ltd. and its subsidiary	An investee of the Group
Xunjie Energy (Wuhan) Co., Ltd.	An investee of the Group
Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd.	An investee of the Group
Blue Horizon Limited and its subsidiaries	An investee of the Group
Shanghai VTA Technology Co., Ltd.	An investee of the Group
Beijing WeLion New Energy Technology Co., Ltd.	An investee of the Group
Hefei Chuang Wei Information Consultation Co., Ltd.	Controlled by Principal Shareholder
Huang River Investment Limited	Controlled by Principal Shareholder
Tianjin Tengyi Information Technology Co., Ltd. (formerly known as Tianjin Boyou Information Technology Co., Ltd.)	Controlled by Principal Shareholder
Forseven Limited and its affiliate	Controlled by Principal Shareholder
Beijing Weixu Business Consulting Co., Ltd	Significantly influenced by Principal Shareholder
Zhejiang Weilai Xinneng Private Equity Management Co., Ltd. (formerly known as Ningbo Meishan Free Trade Port Weilai Xinneng Investment Management Co., Lt)	Significantly influenced by Principal Shareholder
Shanghai Weishang Business Consulting Co., Ltd.	Significantly influenced by Principal Shareholder

(a) The Group entered into the following significant related party transactions:

(i) Provision of service

For the years ended December 31, 2022, 2023 and 2024, service income was primarily generated from property management，administrative support, research and development services and BaaS battery buy-out services the Group provided to its related parties.

	For the Year Ended December 31,
	2022	2023	2024
Forseven Limited and its affiliate	—	—	201,063
Wuhan Weineng Battery Assets Co., Ltd. and its subsidiary	120,967	166,027	101,381
Blue Horizon Limited and its subsidiaries	—	—	3,017
Nanjing Weibang Transmission Technology Co., Ltd.	1,683	1,153	1,067
Beijing Weixu Business Consulting Co., Ltd.	37	—	—
Total	122,687	167,180	306,528

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(ii) Purchase of service

	For the Year Ended December 31,
	2022	2023	2024
Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd.	107,144	184,279	92,549
Beijing WeLion New Energy Technology Co., Ltd.	—	34,016	21,603
Wuhan Weineng Battery Assets Co., Ltd. and its subsidiary	8,508	23,878	17,594
Tianjin Tengyi Information Technology Co., Ltd.	8,984	7,823	15,031
Kunshan Siwopu Intelligent Equipment Co., Ltd.	13,956	—	5,738
Xunjie Energy (Wuhan) Co., Ltd.	3,735	—	1,225
Shanghai VTA Technology Co., Ltd.	—	—	59
Zhejiang Weilai Xinneng Private Equity Management Co., Ltd.	3,015	—	—
Total	145,342	249,996	153,799

(iii) Purchase of raw material or property, plant and equipment

	For the Year Ended December 31,
	2022	2023	2024
Kunshan Siwopu Intelligent Equipment Co., Ltd.	728,096	1,062,521	86,985
Nanjing Weibang Transmission Technology Co., Ltd.	248,604	73,071	85,938
Beijing WeLion New Energy Technology Co., Ltd.	—	—	48,547
Xunjie Energy (Wuhan) Co., Ltd.	90,132	111,875	37,603
Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd.	—	—	32,213
Shanghai VTA Technology Co., Ltd.	—	—	2,485
Wuhan Weineng Battery Assets Co., Ltd. and its subsidiary	—	—	8
Total	1,066,832	1,247,467	293,779

(iv) Sales of goods

	For the Year Ended December 31,
	2022	2023	2024
Wuhan Weineng Battery Assets Co., Ltd. and its subsidiary	3,103,871	1,457,500	9,848,487
Blue Horizon Limited and its subsidiaries	—	—	69,447
Shanghai Weishang Business Consulting Co., Ltd.	229	199	331
Hefei Chuangwei Information Consultation Co., Ltd.	1,798	194	—
Total	3,105,898	1,457,893	9,918,265

(v) Sale of raw material or property, plant and equipment

	For the Year Ended December 31,
	2022	2023	2024
Shanghai VTA Technology Co., Ltd.	—	—	46,779
Kunshan Siwopu Intelligent Equipment Co., Ltd.	—	—	3,215
Blue Horizon Limited and its subsidiaries	—	—	1,504
Wuhan Weineng Battery Assets Co., Ltd. and its subsidiary	1,012	5,597	7
Total	1,012	5,597	51,505

(vi) Convertible notes issued to related parties and interest accrual

	For the Year Ended December 31,
	2022	2023	2024
Huang River Investment Limited	13,712	11,234	—

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(b) The Group had the following significant related party balances:

(i) Amounts due from related parties

	December 31,	December 31,
	2023	2024
Wuhan Weineng Battery Assets Co., Ltd. and its subsidiary	1,714,659	7,622,041
Blue Horizon Limited and its subsidiaries	—	72,636
Forseven Limited and its affiliate	—	11,749
Kunshan Siwopu Intelligent Equipment Co., Ltd.	13,050	3,633
Hefei Chuang Wei Information Consultation Co., Ltd.	2,249	2,249
Nanjing Weibang Transmission Technology Co., Ltd.	1,440	238
Expected credit losses	(8,795)	(10,142)
Total	1,722,603	7,702,404

(ii) Amounts due to related parties

	December 31,	December 31,
	2023	2024
Forseven Limited and its affiliate	—	272,563
Beijing WeLion New Energy Technology Co., Ltd.	25,843	66,477
Kunshan Siwopu Intelligent Equipment Co., Ltd.	358,083	29,658
Xunjie Energy (Wuhan) Co., Ltd.	75,157	17,409
Wuhan Weineng Battery Assets Co., Ltd. and its subsidiary	60,187	9,634
Tianjin Tengyi Information Technology Co., Ltd.	6,200	8,575
Nanjing Weibang Transmission Technology Co., Ltd.	16,099	2,630
Shanghai VTA Technology Co., Ltd.	—	1,932
Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd.	19,869	281
Shanghai Weishang Business Consulting Co.,Ltd.	187	133
Blue Horizon Limited and its subsidiaries	—	71
Total	561,625	409,363

(iii) Short-term borrowing and interest payable

	December 31,	December 31,
	2023	2024
Huang River Investment Limited	216,465	—

(iv) Amount due to related parties, non-current

	December 31,	December 31,
	2023	2024
Forseven Limited and its affiliate	—	251,032
Wuhan Weineng Battery Assets Co., Ltd. and its subsidiary	—	78,460
Total	—	329,492

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

27.  Commitment and Contingencies

(a) Capital commitments

Capital expenditures contracted for at the balance sheet dates but not recognized in the Group’s consolidated financial statements are as follows:

	As of December 31,
	2023	2024
Property, plant and equipment	5,465,192	5,896,469
Leasehold improvements	552,626	527,363
Total	6,017,818	6,423,832

(b) Contingencies

Between March and July 2019, several securities class action lawsuits were filed against the Company, certain of the Group’s directors and officers, the underwriters in the IPO and the process agent. Some of these actions have been withdrawn, transferred, consolidated or dismissed. One action commenced during the aforementioned time period remains pending, under the caption In re NIO, Inc. Securities Litigation, 1:19-cv-01424, in the U.S. District Court for the Eastern District of New York (E.D.N.Y.). The plaintiffs in this case allege, in sum and substance, that the Group’s statements in the registration statement and/or other public statements were false or misleading and in violation of the U.S. federal securities laws. The Court denied the Group’s motion to dismiss in August 2021, and granted plaintiffs’ motion for class certification in August 2023. Fact discovery and expert disclosures remain ongoing. Summary judgment briefing is ongoing.

Between August and September 2022, two complaints were filed against the Company, its CEO and its CFO in the federal district court for the Southern District of New York (S.D.N.Y.), in the actions captioned Saye v. NIO Inc. et al., Case No. 1:22-cv-07252 (S.D.N.Y.) and Bohonok v. NIO Inc. et al., Case No. 1:22-cv-07666 (S.D.N.Y.). Relying on a short seller report, these complaints allege that certain of the Group’s public disclosures between August 2020 and July 2022 contained false statements or omissions in violation of the Securities Exchange Act of 1934. On December 14, 2022, the Court consolidated the two actions and appointed a lead plaintiff. Briefing on the Group’s motion to dismiss was completed on July 31, 2023. As of December 31, 2024, no decision was made on this motion.

The aforementioned actions remain in their preliminary stages. The Group is currently unable to determine the outcomes of these actions or any estimate of the amount or range of any potential loss, if any, associated with resolution of such lawsuits, if they proceed.

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business, such as disputes with landlords, suppliers, employees, etc. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any of such matters will have a material adverse effect on the consolidated balance sheets, comprehensive loss or cash flows on an individual basis or in the aggregate. As of December 31, 2023 and 2024, other than as disclosed above, the Group is not a party to any material legal or administrative proceedings.

28. Subsequent Events

On April 7, 2025, the Company has completed the offering of 136,800,000 class A ordinary shares of the Company at an offering price of HK$29.46 per share, with total offering consideration of HK$4,030.1 million.

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

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2024.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Condensed Balance Sheets

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	22,676,489	4,451,772	609,890
Short-term investments	1,499,939	—	—
Amounts due from subsidiaries of the Company	15,453,012	20,952,738	2,870,513
Amounts due from related parties	89	1,701	233
Prepayments and other current assets	70,356	23,727	3,251
Total current assets	39,699,885	25,429,938	3,483,887
Non-current assets:
Investments in subsidiaries and VIEs	2,783,143	—	—
Total non-current assets	2,783,143	—	—
Total assets	42,483,028	25,429,938	3,483,887
LIABILITIES
Current liabilities:
Amounts due to subsidiaries of the Company	1,928,100	1,620,646	222,028
Current portion of long-term borrowings	3,286,640	2,706,285	370,760
Accruals and other liabilities	146,330	123,833	16,965
Total current liabilities	5,361,070	4,450,764	609,753
Deficits of investments in subsidiaries and VIEs	—	6,845,155	937,782
Long-term borrowings	11,575,725	8,166,996	1,118,874
Total non-current liabilities	11,575,725	15,012,151	2,056,656
Total liabilities	16,936,795	19,462,915	2,666,409
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	3,368	3,406	467
Class C Ordinary Shares	254	254	35
Treasury shares	(1,849,600)	(239,328)	(32,788)
Additional paid in capital	117,717,254	118,688,242	16,260,222
Accumulated other comprehensive loss	432,991	582,659	79,823
Accumulated deficit	(90,758,034)	(113,068,210)	(15,490,281)
Total shareholders’ equity	25,546,233	5,967,023	817,478
Total liabilities and shareholders’ equity	42,483,028	25,429,938	3,483,887

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Condensed Statements of Comprehensive Loss

	For the Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(e)
Operating expenses:
Selling, general and administrative	(24,039)	(99,587)	(104,001)	(14,248)
Total operating expenses	(24,039)	(99,587)	(104,001)	(14,248)
Loss from operations	(24,039)	(99,587)	(104,001)	(14,248)
Interest and investment income	207,057	524,173	522,799	71,623
Interest expense	(113,277)	(207,649)	(392,179)	(53,728)
Gain on extinguishment of debt	138,332	170,193	(4,480)	(614)
Equity in loss of subsidiaries and VIEs	(14,138,689)	(21,349,555)	(22,287,129)	(3,053,323)
Other income/(loss), net	(351,874)	121,800	(9,479)	(1,300)
Loss before income tax expense	(14,282,490)	(20,840,625)	(22,274,469)	(3,051,590)
Income tax benefit/(expense)	2,400	(3,179)	(35,707)	(4,892)
Net loss	(14,280,090)	(20,843,804)	(22,310,176)	(3,056,482)
Accretion on redeemable non-controlling interests to redemption value	(279,355)	(303,163)	(347,516)	(47,609)
Net loss attributable to ordinary shareholders of NIO Inc.	(14,559,445)	(21,146,967)	(22,657,692)	(3,104,091)
Net loss	(14,280,090)	(20,843,804)	(22,310,176)	(3,056,482)
Total comprehensive loss	(12,967,779)	(21,446,824)	(22,160,508)	(3,035,978)
Accretion on redeemable non-controlling interests to redemption value	(279,355)	(303,163)	(347,516)	(47,609)
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(13,247,134)	(21,749,987)	(22,508,024)	(3,083,587)

Condensed Statements of Cash Flows

	For The Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash used in operating activities	(4,949,308)	(8,262,167)	(5,348,151)	(732,694)
CASH FLOWS FROM INVESTING ACTIVITIES
Net cash (used in)/provided by investing activities	9,140,766	(1,972,672)	(9,838,095)	(1,347,813)
CASH FLOWS FROM FINANCING ACTIVITIES
Net cash provided by/(used in) financing activities	(1,135,316)	25,782,226	(3,190,866)	(437,147)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	689,465	52,552	152,395	20,878
NET (DECREASE)/INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	3,745,607	15,599,939	(18,224,717)	(2,496,776)
Cash, cash equivalents and restricted cash at beginning of the year	3,330,943	7,076,550	22,676,489	3,106,666
Cash, cash equivalents and restricted cash at end of the year	7,076,550	22,676,489	4,451,772	609,890

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