Form 20-F
period 2025-12-31
NIO Inc.
filed 2026-04-10
CIK 1736541

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

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

As of December 31, 2025, there were (i) 2,334,669,995 Class A ordinary shares outstanding, par value US$0.00025 per share, and (ii) 148,500,000 Class C ordinary shares outstanding, par value US$0.00025 per share.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. Unless otherwise specified, the description of our vehicles, services and business models in this report refers to our business in China.

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

The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIEs, as of the date of this annual report:

Note:

(1)	Upon completion of an ongoing investment transaction, NIO Technology (Anhui) Co. Ltd. will hold an equity interest of 62.7% of GeniTech Co., Ltd.

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

Beijing NIO, Anhui NIO AT, and Anhui NIO DT and its subsidiary, taking into account all of their respective business with or without foreign investment restrictions and prohibitions under PRC laws, contributed insignificantly to our total revenues, accounting for RMB13.8 million, RMB31.3 million and RMB 62.4 million (US$8.6 million) for the years ended December 31, 2023, 2024 and 2025, respectively. The VIEs provided services internally to our subsidiaries, and such services amounted to RMB110.5 million, RMB126.3 million and RMB37.5 million (US$5.1 million) for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2023, 2024 and 2025, none of Beijing NIO, Anhui NIO AT and Anhui NIO DT had significant operations or any material assets or liabilities.

Holders of our ADSs and Class A ordinary shares are not holding equity interests in the VIEs in China but instead are holding equity interests in a holding company incorporated in the Cayman Islands. We do not have any equity interests in the VIEs. However, as a result of contractual arrangements, we have a controlling financial interest over and are considered the primary beneficiary of each of the VIEs, and we have consolidated the financial results, pursuant to U.S. GAAP, each of these entities in our consolidated financial statements. However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs and we may incur substantial costs to enforce the terms of the arrangements. If the VIEs or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over the VIEs. Furthermore, if we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of the VIEs in our financial statements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders to hold a controlling financial interest over each VIE, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIEs have conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to contractual arrangements will be adopted or if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. Our Cayman Islands holding company, our PRC subsidiaries and the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs, as a result of which we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that our VIE arrangements do not comply with PRC laws, or if these PRC laws change, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

Risks and uncertainties regarding the interpretation and enforcement of laws and quickly evolving rules and regulations in China could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

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

Meanwhile, the PRC government has sought to exert more oversight and control over capital raising activities of listed companies that are conducted overseas and/or foreign investment in China-based issuers. In December 2021, the Cyberspace Administration of China, or the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators that conduct data process activities must be subject to the cybersecurity review if their activities affect or may affect national security. On February 17, 2023, China Securities Regulatory Commission, or the CSRC, released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which were formally implemented on March 31, 2023. According to these rules, domestic enterprises like us that have completed overseas listings are not required to file with CSRC immediately, but shall carry out filing procedures as required if we conduct refinancing or fall within other circumstances that require filing with the CSRC. Any failure to obtain or delay in obtaining such approval or completing such procedures could subject us to restrictions and penalties imposed by the CSRC, the CAC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our offshore offerings into China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities. We cannot predict whether we can or how long it will take us to obtain such approval or filing.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023, signed into law on December 29, 2022, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board (United States), or the PCAOB, for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed NIO Inc. as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.”

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

Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange of the PRC, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs and their subsidiary in which we have no legal ownership, totaling RMB42,256.2 million, RMB55,128.3 million and RMB75,223.2 million (US$10,756.8 million) as of December 31, 2023, 2024 and 2025, respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on distributions by our PRC subsidiaries for our financing requirements, and any limitation on our PRC subsidiaries to make payments to us could have a material and adverse effect on our business.”

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

Under PRC law, NIO Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. NIO Inc. and its subsidiaries extended loans to the nominee shareholders of the VIEs for their investment in the VIEs, with outstanding principal amount of RMB50.1 million, RMB50.1 million and RMB50.1 million (US$7.2 million) as of December 31, 2023, 2024 and 2025. In addition, NIO Inc. and its subsidiaries also extended loans to the VIEs for operations with outstanding principal amount of RMB86.9 million, RMB34.7 million and RMB7.7 million (US$1.1 million) as of December 31, 2023, 2024 and 2025, respectively.

Pursuant to the exclusive business cooperation agreements between NIO Co., Ltd., or Shanghai NIO, a wholly-owned subsidiary of our company, and Beijing NIO, Shanghai NIO may adjust the payment time and payment method of the service fees, and Beijing NIO will accept any such adjustment. For the years ended December 31, 2023, 2024 and 2025, no service under the contractual arrangements was provided by Shanghai NIO and no service fee was paid by Beijing NIO to Shanghai NIO accordingly. We intend to determine the amount of service fee and payment method based on the working capital needs of Shanghai NIO and Beijing NIO, and settle such service fees accordingly in the future. Pursuant to a separate service agreement, for the years ended December 31, 2023, 2024 and 2025, Shanghai NIO paid Beijing NIO RMB0.7 million, RMB0.7 million and nil for services provided by Beijing NIO.

Pursuant to the exclusive business cooperation agreement dated November 30, 2022 between Anhui NIO Autonomous Driving Technology Co., Ltd., or Anhui NIO AD, a wholly-owned subsidiary of our company, and Anhui NIO AT, Anhui NIO AD may adjust the payment time and payment method of the service fees, and Anhui NIO AT will accept any such adjustment. For the years ended December 31, 2023, 2024 and 2025, no service under the contractual arrangements was provided by Anhui NIO AD and no service fee was paid by Anhui NIO AT to Anhui NIO AD accordingly We intend to determine the amount of service fee and payment method based on the working capital needs of Anhui NIO AD and Anhui NIO AT, and settle such service fees accordingly in the future. Pursuant to a separate service agreement, for the years ended December 31, 2023, 2024 and 2025, Anhui NIO AD paid Anhui NIO AT RMB58.4 million, RMB171.4 million and RMB76.6 million (US$10.9 million) for services provided by Anhui NIO AT.

Pursuant to the exclusive business cooperation agreement dated December 12, 2022 between NIO Holding Co., Ltd., or NIO China, a PRC subsidiary in which we hold 91.8% controlling equity interests, and Anhui NIO DT, NIO China may adjust the payment time and payment method of the service fees, and Anhui NIO DT will accept any such adjustment. For the years ended December 31, 2023, 2024 and 2025, no service under the contractual arrangements was provided by NIO China and no service fee was paid by Anhui NIO DT to NIO China accordingly. We intend to determine the amount of service fee and payment method based on the working capital needs of NIO China and Anhui NIO DT, and settle such service fees accordingly in the future.

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

As of December 31, 2023, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025, none of Beijing NIO, Anhui NIO AT and Anhui NIO DT had significant operations or any material assets or liabilities. As a result, the financial information related to the consolidated VIEs were insignificant to our consolidated financial statements.

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

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	The automotive market is highly competitive, and we face significant challenges in competing in our industry;
●	Our ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale is still evolving;
●	We incurred significant losses and negative cash flows in the past, and may continue to record net losses and negative operating cash flows in the near future;
●	We have limited experience in manufacturing vehicles at scale. Any delays in the manufacturing and launching of our products, or ramping up of our production capacity, could have a material adverse effect on our business;
●	Rising international political tensions, including changes in U.S. and European international trade policies and other cross-border investment regulations, particularly with regard to China, may adversely impact our business and operating results;
●	The unavailability, reduction or elimination of government and economic incentives or governmental policies which are favorable for electric vehicles and domestically produced vehicles could have a material adverse effect on our business;
●	Our current or future vehicles may not perform in line with customer expectations;
●	We may face challenges in providing our power solutions;
●	Our services may not be generally accepted by our users. If we are unable to provide satisfactory services for our users, our business and reputation may be materially and adversely affected;

●	We are dependent on our suppliers, many of whom are our single source suppliers for the components they supply;
●	We rely on Battery Asset Company to provide Battery as a Service to our users. If Battery Asset Company fails to achieve smooth and stable operations, our Battery as a Service may be materially and adversely affected; and
●	We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China (i) primarily through our PRC subsidiaries, and (ii) to a much lesser extent, the VIEs and their subsidiary. Investors in our ADSs and Class A ordinary shares thus are not purchasing equity interests in the VIEs in China but instead are purchasing equity interests in a Cayman Islands holding company. If the PRC government deems that our VIE arrangements do not comply with PRC laws, or if these PRC laws change, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs, as a result of which we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP;
●	We rely on contractual arrangements with the VIEs and their shareholders to hold a controlling financial interest over each VIE, which may not be as effective as direct ownership in providing operational control;
●	Our ability to enforce the equity pledge agreements between us and the VIEs’ shareholders may be subject to limitations based on PRC laws and regulations; and
●	The shareholders of the VIEs have conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

We face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations;
●	Risks and uncertainties regarding the interpretation and enforcement of laws and quickly evolving rules and regulations in China could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us”;
●	The PRC government’s significant authority in regulating our operations and its oversight and control over capital raising activities of listed companies conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs”;
●	The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities. We cannot predict whether we can or how long it will take us to obtain such approval or filing;

●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulations on internet-related business, automotive businesses and other business carried out by our PRC subsidiaries and the VIEs;
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections; and
●	Our ADSs may be prohibited from being traded in the United States under the HFCAA in the future if the PCAOB determines that it is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.”

Risks Related to Our ADSs and Class A Ordinary Shares

In addition to the risks described above, we are subject to risks related to our ADSs and Class A ordinary shares:

●	We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange;
●	If we change the listing venue of our securities, you may lose the shareholder protection mechanisms afforded under the regulatory regimes of the applicable securities exchange;
●	The trading prices of our listed securities have been and are likely to continue to be, volatile, which could result in substantial losses to investors;
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares and/or ADSs, the market price for our Class A ordinary shares and/or ADSs and trading volume could decline; and
●	Our dual-class voting structure will limit the holders of our Class A ordinary shares and ADSs to influence corporate matters, provide certain shareholders of ours with substantial influence and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Risks Related to Our Business and Industry

The automotive market is highly competitive, and we face significant challenges in competing in our industry.

The automotive market, particularly the market in China, is highly competitive. Our vehicles compete with both NEV and ICE vehicles across multiple market segments. Many of our current and potential competitors have significantly greater financial, technical, engineering, manufacturing, marketing and other resources than we do, and may be able to devote greater resources to the design, development, manufacturing, promotion, sale and support of their products.

Moreover, we expect competition in the China automotive market to intensify in light of increased product supply, intense price competition, reduced government subsidies, continuing globalization, and industry consolidation. Increased competition will place greater demands on, among others, product design and performance, technological innovation, pricing, product quality and safety, manufacturing efficiency, sales and marketing capabilities, service and charging options, and user satisfaction. Increasing competition may also lead to lower vehicle unit sales, higher inventory, downward pricing pressure, and margin compression, which may adversely affect our business, financial condition, results of operations, and prospects.

Furthermore, our competitive advantages as a leading and early-moving EV company will be compromised if our competitors achieve higher production and sales volumes, offer more favorable pricing, or introduce new products or services at a faster pace than we do. If our competitors introduce new vehicles or services that successfully compete with or surpass the quality or performance of our offerings at more competitive prices, we may be unable to satisfy existing customers or attract new customers at the price levels that would allow us to generate acceptable rates of return on our investment.

We may also be affected by volatility in the overall China automotive market. Fluctuations in the growth rate of passenger vehicle sales and/or EV sales and shifting consumer demands for EVs could adversely affect our business, results of operations and financial condition.

Our ability to successfully compete is fundamental to our future success in existing and new markets and in growing our market share. There can be no assurance that we will be able to compete successfully. You should consider our business and prospects in light of the risks and challenges we face in our industry, including, among other things, with respect to our ability to:

●	design and produce safe, reliable and high-quality vehicles on an ongoing basis;
●	build and maintain a well-recognized and respected brand;
●	establish, expand and retain our customer base;
●	successfully market our vehicles and services;
●	competitively price our products and services, and accurately anticipate vehicle sales volume and service adoption rates;
●	improve and maintain our operational and cost efficiency;
●	maintain a reliable, secure, high-performance and scalable technology infrastructure;
●	successfully develop and protect our core technologies;
●	attract, retain and motivate talented employees;
●	anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape; and
●	navigate an evolving and complex regulatory environment.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

Furthermore, our vehicles are highly technical products that will require ongoing maintenance, software updates and support. If we were to cease or cut back operations, even years from now, owners of our vehicles from years earlier might encounter difficulties in maintaining their vehicles and obtaining satisfactory support. We believe that user confidence in our ability to provide comprehensive power solutions and assisted and intelligent driving functions and to honor our service commitments overtime is one of the important factors in marketing our vehicles. If our consumers, suppliers or other third parties have concerns about our long-term business prospects, they may be less likely to purchase our vehicles or invest time and resources in developing business relationships with us, which may adversely affect our business, financial condition and results of operations.

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

We incurred significant losses and negative cash flows in the past, and may continue to record net losses and negative operating cash flows in the near future.

We incurred significant losses in the past and only started to record net profit in the fourth quarter of 2025. We incurred net losses of RMB20,719.8 million, RMB22,401.7 million and RMB14,942.6 million (US$2,136.8 million) for the years ended December 31, 2023, 2024 and 2025, respectively. In addition, although we generated positive operating cash flows in 2025, we had negative operating cash flows of RMB1,381.5 million and RMB7,849.2 million in 2023 and 2024, respectively.

We may continue to record net losses and negative operating cash flows in the near future. We may not be able to fulfill our obligations in providing vehicles and services to our users in respect of advances from customers, the failure of which may negatively affect our cash flow position. If we fail to generate sufficient revenues from our operations, or if we fail to maintain sufficient cash and financing, we may not have sufficient cash flows to fund our business, operations and capital expenditures, and our business and financial position will be adversely affected.

We have made significant up-front investments in research and development, power network, sales and service network, manufacturing facilities as well as marketing activities to rapidly develop and expand our business. We expect to continue to invest significantly in these areas to further develop and expand our business, and these investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all. For example, we are developing new products to cover broader market segments and various core technologies such as assisted and intelligent driving technologies. We cannot assure you that we will be able to successfully execute our strategies or compete effectively against existing or future competitors in these areas. Additionally, the electric vehicle industry has experienced, and may continue to experience intense price competition as many players adopt aggressive pricing strategies to gain market share. We may need to adjust our pricing, which could lead to a downward pressure of our margin levels, and adversely affect our financial condition and results of operations.

There can be no assurance that we will not experience liquidity problems in the future. We may not generate sufficient revenues, or we may incur substantial losses for a number of reasons, including lack of demand for our vehicles and services, increasing competition, challenging macro-economic environment, price volatility in our supply chain, fluctuations of the passenger vehicle industry, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenue or achieving profitability. Moreover, our operation efficiency also has a significant impact on our ability to generate profits. Failure to continuously improve our operation efficiency may lead to a decline in our revenue, income and profitability. If we are unable to achieve or sustain profitability, we may have to reduce the scale of our operations and streamline our organizational structure, which may impact our business growth and adversely affect our financial condition and results of operations.

In addition, we face risks with respect to our capability to obtain sufficient external equity or debt financing. The electric vehicle industry that we operate in is highly capital-intensive, requiring significant capital for research and development, production capacity enhancement, and sales and service network expansion. Our financing efforts may be influenced by a number of factors, including general market conditions, regulatory uncertainties, and investor perceptions of our business and growth prospects. In particular, as we continue to advance our expansion into the international markets, we may be unsuccessful in new geographic markets as expected, which could raise concerns among investors and have a material adverse impact on our ability to obtain sufficient financing to support our further business development. If we are unable to obtain external financing in a timely manner on acceptable terms, we may fail to implement our business plans or encounter disruptions in our operating activities, and our business, financial condition and results of operations would be adversely affected.

We have limited experience in manufacturing vehicles at scale. Any delays in the manufacturing and launching of our products, or ramping up of our production capacity, could have a material adverse effect on our business.

Currently, we manufacture our vehicles in three advanced manufacturing bases. As we have limited experience operating these manufacturing facilities, we are subject to risks related to delays in the manufacturing and commercial launch of our vehicle models, as well as delays in scaling up production capacity.

We have been expanding our product portfolio to target broader market segments, and expect to introduce new vehicle models under each of our NIO, ONVO and FIREFLY brands, which will require us to consistently enhance our production capacity. To the extent that the launch of our new or facelifted vehicle models is delayed, we may fail to grow our market share as expected, and our growth prospects could be adversely affected. We cannot assure you that we will be able to ramp up our production and deliver the vehicle models at a pace that meets customer expectations. We may introduce in the future new or unique manufacturing processes and design features for our products. As we expand our vehicle offerings and global footprint, there is no guarantee that we will be able to successfully and timely introduce and scale such processes or features. Furthermore, we rely on third-party suppliers for the provision and development of many of the key components and materials used in our vehicles. To the extent our suppliers experience any delays, disruptions or capacity constraints in providing us with or developing necessary components, our production schedules and the timely launch or delivery of vehicles could be adversely affected.

Our ability to scale up our production capacity is subject to numerous challenges. The intricacies of overseeing all aspects of production as production volume increases, such as managing the entire production line and supervising production personnel, may lead to unforeseen obstacles in maintaining efficiency and timeliness, and, ultimately, delays in product launch and delivery. Therefore, we may be required to invest in more time and resources to assure that vehicles manufactured at scale comply with our quality standards and regulatory requirements. We have limited experience in managing our manufacturing workforce, and we may also face challenges in providing training to our production personnel. Additionally, we cannot assure you that we will be able to attract or retain qualified personnel or other highly skilled employees in a timely and cost-efficient manner. Any failure to effectively manage or provide adequate training to our manufacturing workforce and production personnel, as well as attract or retain qualified personnel, may result in delays in production, reduced efficiency, and potential quality issues.

Furthermore, we may need to expand, upgrade or convert our existing manufacturing facilities in the future to ramp up the production of our current and future vehicle models. The expansion or conversion of our manufacturing facilities could experience delays or other difficulties, potentially affecting the timeline for increasing production capacity. Moreover, as we increase our production capacity and improve our operation efficiency, significant capital may also be required to maintain our property, plant and equipment, and such costs may exceed our current anticipations. There is substantial uncertainty about our ability to achieve these objectives. We cannot assure you that we will be able to complete the expansion or conversion of our manufacturing bases or ramp up our production capacity on schedule and within budget.

Any delays in production ramp-up of our current vehicle models, or in the development, manufacturing, launch and production ramp-up of our future vehicle models, including in the build-out of the manufacturing facilities in China for these models or due to any other factors, or in refreshing or performing facelifts to existing models, could subject us to customer complaints and materially and adversely affect our reputation, demand for our vehicles, results of operations and growth prospects.

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

We are closely monitoring potential changes in international trade policy and assessing the potential impact of these and other trade policy changes on our business operations and financial performance. Tensions between the United States and China in recent years have led to additional or higher tariffs imposed by the United States on products imported from China and restrictions on the sale of certain products into the United States. China has responded by imposing, and proposing to impose, additional or higher tariffs on products imported from the United States, among other measures. Any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from selling products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.

In addition, we have been closely monitoring policies in the United States designed to restrict certain Chinese companies from supplying or operating in the U.S. market. These policies include the Clean Network project initiated by the U.S. Department of State in August 2020, the Executive Order on Protecting America’s Sensitive Data from Foreign Adversaries published in June 2021, and new authorities granted to the Department of Commerce to prohibit or restrict the use of certain information and communications technology and services from Chinese companies. Utilizing these new authorities, in January 2025, the Department of Commerce Bureau of Industry and Security (BIS) announced a final rule prohibiting transactions involving the sale or import of connected vehicles when the integrated software has a sufficient nexus to China. We are evaluating the applicability of these requirements to our vehicles and operations. Additionally, the U.S. Department of Defense has included dozens of prominent Chinese companies on its list of “Chinese military companies” (CMC) in accordance with Section 1260H of the National Defense Authorization Act. While we do not believe that we fall under the definition of “Chinese military companies”, we cannot assure you that the U.S. Department of Defense will agree with our assessment. Inclusion on the CMC list relates only to U.S. defense procurement, which is beyond our scope of operations. Still, an inclusion may harm our reputation and adversely affect the trading prices of our securities. We may also receive increased scrutiny from U.S. regulatory authorities, business partners, financial institutions and investors as a result of the inclusion, which may adversely affect our international business operations and access to capital.

Likewise, we are monitoring policies in the United States aimed at restricting the export of items and technology subject to U.S. jurisdiction to Chinese companies. The United States and various foreign governments have imposed license requirements and restrictions on the export of technologies and products to China, or voiced the intention to do so. For instance, since 2022, the United States has imposed increasingly strict export control measures relating to exports of semiconductors to China. In October 2023, BIS promulgated two new rules that expanded export controls to cover a broader array of advanced semiconductors and semiconductor manufacturing equipment. Similarly, in January 2025, BIS released an interim final rule that established licensing requirements for the export of advanced computing integrated circuits that facilitate advanced artificial intelligence (AI) research and development, as well as certain AI model technology. In September 2025, BIS released an interim final rule that extended export restrictions to non-U.S. entities owned 50% or more, directly or indirectly, individually or in aggregate, by listed parties designated on the Entity List, the Military End User List, and under certain OFAC sanctions programs. On October 30, 2025, following a series of negotiations aimed at reducing trade tensions between the U.S. and China, the U.S. announced a one-year pause of this interim final rule, which went into effect on November 10, 2025. These recent export controls are, in part, intended to restrict China’s ability to obtain advanced computing chips, develop and maintain supercomputers, and manufacture advanced semiconductors. These measures also restrict the ability of U.S. persons to provide “support” for semiconductor manufacturing and related activities in China and may seriously affect the ability of Chinese companies to purchase or obtain certain semiconductor manufacturing equipment or advanced chips. The implementation, interpretation and impact on our business of these rules and other regulatory actions taken by the U.S. government is uncertain. These actions and/or other actions that may be taken by the governments of either the U.S. or China, or both (including in response to recent increased tensions), could hinder our ability to transfer our U.S.-origin software to China, source U.S.-origin software and components or otherwise access U.S. technology, which could materially and adversely affect our business, results of operations and financial condition.

The United States has also taken efforts to limit U.S. investment in China. On October 28, 2024, the U.S. Department of the Treasury issued a final rule to prohibit U.S. investment in Chinese companies active in developing certain national security technologies (the “Outbound Investment Rule”). The Outbound Investment Rule targets investments involving persons and entities associated with “countries of concern,” a designation currently limited to China. In effect since January 2025, the Outbound Investment Rule imposes investment prohibitions and notification requirements on a range of investments in companies engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum technologies, and (iii) artificial intelligence systems. Persons from countries of concern engaged in these activities are defined as “covered foreign persons.” Investments by U.S. persons subject to the Outbound Investment Rule include the acquisition of equity or a contingent equity interest, the provision of certain debt financing, the conversion of contingent equity interest into equity interest, involvement in a greenfield or brownfield investment, entrance into a joint venture, and the acquisition of a limited partner interest in non-U.S. pooled investment fund.

Importantly, the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities listed on a national stock exchange. U.S. persons’ acquisitions of publicly traded securities, such as our ADSs, will therefore be exempted from the scope of covered transactions under the Outbound Investment Rule. We believe NIO Inc. is not a “Covered Foreign Person” as defined in the Outbound Investment Rule because NIO Inc. does not engage in any “covered activity” as defined in the Outbound Investment Rule or otherwise meets the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that Treasury will take the same view. If NIO Inc. is deemed to be a covered foreign person engaged in the development of specified AI technologies and services, and therefore subject to the Outbound Investment Rule, our ability to raise capital or contingent equity capital from U.S. investors would be limited and could negatively affect our stock price. As a result, our financial condition, business, results of operations and prospects could also be adversely affected. Additionally, on December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was signed into law. The COINS Act will keep the core of the Outbound Investment Rule unchanged while expanding its scope and coverage in certain respects. The COINS Act will not take effect until the Treasury issues new regulations (subject to notice and comment), which it must do by March 13, 2027. As such, Treasury may further amend or expand existing prohibitions and restrictions in accordance with the COINS Act. Any expansion of such prohibitions may affect us adversely.

On February 21, 2025, the White House released the “America First Investment Policy” memorandum, or the Investment Policy, which indicated that the existing Outbound Investment Rule is under review to assess whether they are sufficient to address national security risks and outlined several initiatives to restrict investments involving China. While legislative and regulatory actions are required to effect these proposed changes, the Investment Policy may expand enforcement against inbound investment from China to the United States by potentially implementing broader, sector-based restriction on PRC investments in the U.S., expanding CFIUS’ jurisdiction over greenfield investment by Chinese companies, and replacing open-ended mitigation agreements with mitigation agreements prescribing specific timeframes and concrete actions. Additionally, the Investment Policy proposes to create restrictions on U.S. investments in China additional to those already imposed under the Outbound Investment Rule, by potentially expanding industry sectors covered in sectors by existing U.S. outbound investment regulations, supplementing outbound investment restrictions with sanctions, and directing a review to suspend or terminate the 1984 United States-The People’s Republic of China Income Tax Convention. As the Investment Policy and its related legislative and regulatory proposals are still relatively new, it is unclear how these policies, and any future policies concerning investments between the U.S. and China, will be interpreted, amended and implemented by U.S. government authorities. These policies may restrict our ability to implement our investment strategy and could adversely affect our business and prospects.

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

Furthermore, there have been media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. If any such deliberations were to materialize, the share price of China-based issuers listed in the United States such as us would be materially and adversely affected. The risk and uncertainty associated with such deliberations could also have a negative impact on the price of our ADSs. Also, a prohibition against our securities trading in the United States or any threat thereof could significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Furthermore, potential changes in tax policies related to international commerce could also affect our business. For example, in 2021, the Organization for Economic Cooperation and Development announced an Inclusive Framework on Base Erosion and Profit Shifting including Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large multinational corporations at a minimum rate of 15%. Subsequently, multiple sets of administrative guidance have been issued. Various tax jurisdictions have either enacted legislation to adopt certain components of the Pillar Two Model Rules starting in 2024 with additional components to be adopted in later years, or announced their plans to enact such legislation in future years. In particular, Hong Kong has implemented a 15% minimum tax rate effective from 2025. We will continue to evaluate the impact of such legislative initiatives in various tax jurisdictions in which we operate. However, there are uncertainties regarding the rules and implementations, and we cannot assure you that such changes will not have a negative effect on our financial condition.

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

Our growth has benefited significantly from the government subsidies, economic incentives and government policies that support the growth of new energy vehicles. Favorable government incentives and subsidies in China include one-time government subsidies, exemption from vehicle purchase tax, exemption from license plate restrictions in certain cities, preferential utility rates for charging facilities and more. Changes in government subsidies, economic incentives and government policies to support NEVs could adversely affect the results of our operations. For example, the Shanghai government has offered exemptions from license plate restrictions for new energy vehicles in recent years, most recently extending the exemption for NEVs until the end of 2026. If the Shanghai government stops offering such exemptions, our sales in Shanghai could be adversely affected. In addition, in recent years, local governments in China have been implementing incentives and subsidy policies for consumers in the NEV sector, such as NEV replacement subsidies. If these favorable government incentives and subsidies are scaled back in the future, it could potentially reduce consumers’ willingness to purchase NEVs, thereby negatively impacting our vehicle sales.

On June 19, 2023, the Ministry of Industry and Information Technology, the Ministry of Finance and the State Taxation Administration jointly promulgated the Announcement on Continuing and Optimizing the Vehicle Purchase Tax Reduction and Exemption Policies for New Energy Vehicles. Pursuant to such announcement, the NEVs purchased from January 1, 2024 to December 31, 2025, shall be exempt from vehicle purchase tax, with the amount of tax exemption for each new energy passenger vehicle not exceeding RMB30,000, and the exemption from vehicle purchase tax on the NEVs purchased from January 1, 2026 to December 31, 2027, shall be reduced by half such that the amount does not exceeding RMB15,000. The reduction in vehicle purchase tax exemptions may negatively impact our sales performance. In particular, our results of operations in 2025 may not be indicative of our performance in 2026 due to the reduction in vehicle purchase tax exemptions that took effect on January 1, 2026.

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

Our current or future vehicles may not perform in line with customer expectations. For example, our vehicles may not have the durability or longevity of other vehicles in the market, and may not be as easy and convenient to repair as other vehicles in the market. Any product defects or any other failure of our vehicles to perform as expected could harm our reputation and result in adverse publicity, productions and deliveries decline, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

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

We have limited experience in the actual provision of our power solutions to users and providing these services is subject to challenges, including the challenges associated with sorting out the logistics of rolling out our network and teams in appropriate areas, inadequate capacity or over capacity of our services in certain areas, security risks or risk of damage to vehicles during One Click for Power valet services and the potential for lack of user acceptance of our services. In addition, although the Chinese government has supported the roll-out of a public charging network, the current number of charging infrastructures is generally considered to be insufficient. We also face uncertainties with regard to governmental support and public infrastructure as we roll out our power solutions, including whether we can obtain and maintain access to sufficient charging infrastructure, whether we can obtain any required permits and land use rights and complete any required filings, and whether the government support in this area may discontinue. Furthermore, we may be subject to illegal activities perpetrated against us and our power solutions, which may disrupt our operations and damage user confidence in our vehicles and service offerings, thereby negatively affect our business and results of operations.

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

We aim to provide users with access to a full suite of services, including aftersales services, power solutions, assisted and intelligent driving functions and others. We are also expanding our service scope to meet our users’ evolving demands. For example, we facilitate used car transactions and auto financing arrangements, and offer vehicle subscriptions, battery upgrades and insurance brokerage to our users. These services are a part of our product and services package, and we cannot assure you that the services we provide will be profitable on their own. In addition, to the extent that some of our services are non-traditional for automakers, these service offerings subject us to new risks. We also seek to engage with our users on an ongoing basis using online and offline channels, which is non-traditional for automakers. We cannot assure you that our services or our efforts to engage with our users using both online and offline channels will be successful, which could impact our revenues as well as our customer satisfaction and marketing efforts.

Our servicing will partially be carried out through third parties which we certified. Although such servicing partners may have experience in servicing other vehicles, we and such partners have limited experience in servicing our vehicles. Servicing electric vehicles is different from servicing ICE vehicles and requires specialized skills, including high voltage training and servicing techniques. There can be no assurance that our service arrangements will adequately address the service requirements of our users to their satisfaction, or that we and our partners will have sufficient resources to meet these service requirements in a timely manner as the volume of vehicles we deliver increases.

In addition, if we are unable to roll out and establish a widespread service network, user satisfaction could be adversely affected, which in turn could materially and adversely affect our sales, results of operations and prospects.

We are dependent on our suppliers, many of whom are our single source suppliers for the components they supply.

Each of our vehicle models uses a great amount of purchased parts from suppliers, many of whom are currently our single source suppliers for these components, and we expect that this will be similar for any future vehicle we may produce. The supply chain exposes us to multiple potential sources of price fluctuation, delivery failure or component shortages. While we obtain components from multiple sources whenever possible, similar to other players in our industry, many of the components used in our vehicles are components we purchased from a single source. To date, we have not qualified alternative sources for most of the single sourced components used in our vehicles and we do not maintain long-term agreements with some of our single source suppliers. In addition, part of our supply chain is geographically concentrated. The lack of geographic diversification in our suppliers could lead to increased costs and delays in production of our vehicles. Furthermore, our collaboration with startup suppliers poses a potential risk to our operations. These suppliers may lack the experience and resources to effectively manage their supply chains, leading to potential disruptions in the delivery of goods or services to us. In addition, operational inefficiencies within these suppliers may lead to inconsistencies in product or service quality, thereby affecting our own ability to deliver high-quality products or services to our customers. Some of these suppliers may have limited financial resources and rely on external financing to sustain their operations. If they experience financial constraints or fail to sustain their operations, it could impact their ability to meet our requirements, potentially causing delays or disruptions in our operations.

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

Changes in business conditions, force majeure and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components to us on a timely basis or result in price increases. For example, we experienced vehicle production suspensions and slowdowns, as well as delays in vehicle delivery, in 2021 and 2022 due to component shortages. Although the reduced production volume and number of vehicles delivered as a result of supply chain volatilities have not had a material impact on our liquidity and capital resources, our results of operations in these periods have been negatively affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business, financial condition and results of operations may be adversely affected by natural disasters, health epidemics and other outbreaks.” While we have been working closely with supply chain partners and have been actively seeking alternative sources of supply, cooperating with new suppliers will subject us to uncertainties with respect to the reliability of these suppliers and the quality of the components they provide. We cannot assure you that our component supply will enable us to meet the quality, price, design, engineering, and production standards, as well as the production volumes to satisfy the market demand for our vehicles. Any defects of or quality issues with these components or any non-compliance incidents associated with these third-party suppliers could result in quality issues with our vehicles, which may lead to vehicle recalls, repair or replacement costs, warranty claims, operational disruptions, and regulatory inquiries or fines, and hence compromise our brand image and results of operations. Any of the foregoing could materially and adversely affect our results of operations, financial condition and prospects.

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

For each user under the BaaS model, we sell a battery to Wuhan Weineng Battery Asset Co., Ltd., or the Battery Asset Company, and the user subscribes for the usage of the battery from the Battery Asset Company. The service we provide to our users under the BaaS relies, in part, on the smooth operation of and stability and quality of service delivered by the Battery Asset Company, which we cannot guarantee. We invested in the Battery Asset Company with certain other investors since its establishment. The Battery Asset Company subsequently completed several additional financings. As of the date of this annual report, NIO China beneficially owns approximately 16.5% of the equity interests in the Battery Asset Company. As a result, we have significant influence, but not control, over the business operations of the Battery Asset Company. If it fails in delivering smooth and stable operations, we will suffer from negative customer reviews and even returns of products or services and our reputation may be materially and adversely affected.

Additionally, given that we generate a portion of our total revenues from sales of battery and provision of service to the Battery Asset Company, our results of operations and financial performance will be negatively affected if the Battery Asset Company fails to operate smoothly. The Battery Asset Company may finance the purchase of batteries through issuance of equity and debt or bank borrowing. If the Battery Asset Company is unable to obtain future financings from the Battery Asset Company Investors or other third parties to meet its operational needs, it may not be able to make payments to us for the batteries purchased from us on time, to continue purchasing batteries from us and providing them to our users through battery subscription, or to otherwise maintain its healthy and sustainable operations. On the other hand, if the Battery Asset Company bears a significant rate of customer default on its payment obligations, its results of operations and financial performance may be materially impacted, which will in turn reduce the value of our and the Battery Asset Company Investors’ investments in the Battery Asset Company. In addition, in furtherance of the BaaS, we agreed to provide a guarantee to the Battery Asset Company for the default in payment of monthly subscription fees from users, while the maximum amount of guarantee that can be claimed shall not be higher than the accumulated service fees we receive from the Battery Asset Company. As the BaaS user base is expanding, if an increased number of default occurs, our results of operations and financial performance will be negatively affected. As of December 31, 2025, the guarantee liability we provided to Battery Asset Company was immaterial.

Reservations for our vehicles are subject to cancellation.

Reservations for our vehicles are subject to cancellation by the customer until delivery of the vehicle. We have experienced cancellations in the past. While we require a deposit of less than 3.0% of the manufacturer’s suggested retail price, such deposit becomes non-refundable after a certain period of time upon which the reservation will be automatically confirmed. Notwithstanding the non-refundable deposit, our users may still cancel their reservations for many reasons outside of our control. The potentially long wait from the time a reservation is made until the time the vehicle is delivered could also impact user decisions on whether to ultimately make a purchase, due to potential changes in preferences, competitive developments and other factors. If we encounter delays in the delivery of our current or future vehicle models, we believe that a significant number of reservations may be cancelled. As a result, no assurance can be made that reservations will not be cancelled and will ultimately result in the final purchase, delivery, and sale of the vehicle. Such cancellations could harm our financial condition, business, prospects and operating results.

We may be subject to risks associated with assisted and intelligent driving technologies.

We provide an enhanced advanced driver assistance system, or ADAS, and plan to offer higher levels of assisted and intelligent driving functionalities, and through our research and development, we continually update and improve our assisted and intelligent driving technologies.

Regulatory, safety and reliability issues, or the perception thereof, many of which are beyond our control, could cause the public, our users or our potential business partners to lose confidence in the assisted and intelligent driving solutions in general. The development, testing and commercial deployment of our assisted and intelligent driving technology is subject to applicable regulatory restrictions relating to, among others, surveying and mapping, driverless road testing, data usage, over-the-air software update, all of which may change from time to time as a result of various factors and have an unfavorable effect on our business as well as our research and development.

The safety of our assisted and intelligent driving technology depends in part on the end users of vehicles, as well as traffic condition, interactions with other drivers and pedestrians, other obstacles on the roadways, weather conditions, or other unforeseen events. For example, there have been traffic accidents involving vehicles equipped with ADAS, including our vehicles. Users may become overly reliant on our assisted and intelligent driving technology and overlook its limitations in certain scenarios, which may result in safety incidents. Any component of ADAS, including sensors and algorithms, may not perform as expected under certain weather or road conditions. In addition, as we deploy updates to ADAS through over-the-air updates, unexpected system or software issues may affect the technology’s performance or user experience in general. In addition, even if certain traffic accidents are not caused by the use of ADAS, they could result in significant negative publicity, and, in severe cases, in suspension or prohibition of vehicles equipped with ADAS and other assisted and intelligent driving systems, as well as regulatory investigations, recalls, systems or features modifications and related actions.

In addition, to the extent accidents associated with our ADAS and other assisted and intelligent driving systems (once launched) occur, we could be subject to liability, government scrutiny and further regulation. We are subject to uncertainties associated with the continuous evolution of applicable regulatory policies. Any further tightening of regulatory restrictions could significantly impede our development of assisted and intelligent driving technologies, require us to incur additional costs or subject us to additional risks. Any of the foregoing could materially and adversely affect our results of operations, financial condition and growth prospects.

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

In overseas markets, we adopt a combination of the direct sales model and cooperation with business partners to facilitate our expansion in international markets, such as working with general distribution agencies and forming joint venture partnerships. The adoption of these approaches could have potential negative impacts on certain financial metrics. For example, we have entered into overseas markets by cooperating with local partners in, among others, Europe, the Middle East, and Southeast Asia, and we expect to enter into more markets and continue working closely with our business partners to provide local users with our products and services. Our entry into more overseas markets exposes us to a number of challenges relating to the selection of business partners, negotiations of commercial terms, adapting to local policies, and managing cross-border warehousing and logistics. In addition, an increased revenue contribution from our distributors and authorized agents may lead to increase in our trade receivables, which our distributors and authorized agents may not be able to settle in a timely manner, and any deterioration in the financial position and credit profile of our distributors and authorized agents could create challenges in collecting our trade receivables. Furthermore, international expansion typically requires substantial capital investment, which may strain our financial resources and adversely affect our current financial performance while increasing the complexity of our operational structure.

As we continue to expand the operations and sales of our smart electric vehicles in international markets, we may face operational issues that could have a material adverse effect on our reputation, business and results of operations, if we fail to address certain factors including, but not limited to, the following:

●	lack of acceptance of our products and services, and challenges of localizing our offerings to appeal to local tastes;
●	significant capital required for entering into new geographical markets, including cost of promoting our current and future brands in the new markets, building sales and services networks and power infrastructures;
●	failure to obtain or maintain required permits and certifications for our products or services in these markets;
●	failure to conform our products to regulatory and safety requirements and charging and other electric infrastructures;
●	difficulty and cost relating to compliance with different commercial and legal requirements of the overseas markets in which we offer or plan to offer our products and services;
●	failure to provide consistent high-quality customer service and support in these markets;
●	failure to attract and retain capable personnel with international perspectives who can effectively manage and operate local businesses;
●	challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them;
●	local business partners’ ability to effectively market and sell our vehicles and address other business or financial issues;
●	failure to obtain, maintain or enforce our intellectual property rights;
●	availability, reliability and security of international payment systems and logistics infrastructure;

●	challenges of maintaining efficient and consolidated internal systems, including technology infrastructure, and of achieving customization and integration of these systems with the other parts of our technology platform;
●	challenges in replicating or adapting our company policies and procedures to operating environments different from that of China;
●	failure to develop appropriate risk management and internal control structures tailored to overseas operations;
●	national security policies that restrict our ability to utilize technologies that are deemed by local governmental regulators to pose a threat to their national security;
●	compliance with privacy laws and data security laws and compliance costs across different legal systems;
●	heightened restrictions and barriers on the transfer of data and streamlined supply chain among different jurisdictions;
●	differing, complex and potentially adverse customs, import/export laws, tax rules and regulations or other trade barriers or restrictions related compliance obligations and consequences of non-compliance, and any new developments in these areas;
●	challenges in the implementation of BaaS and other innovative business models in countries and regions outside of China;
●	exchange rate fluctuations; and
●	political instability and general economic or political conditions in particular countries or regions, including territorial or trade disputes, war and terrorism.

In addition, our operations are subject to both PRC law and the laws of countries and jurisdictions in which we operate. Any violations of these laws by our overseas operations, associates, or agents could result in sanctions or penalties, potentially damaging our reputation, business operations, and financial results. We may also encounter protectionist measures or be subject to trade remedy cases that could impede our business strategies and place us at a competitive disadvantage compared to domestic companies. For example, starting from October 30, 2024, the European Commission imposed definitive countervailing duties on imports of battery electric vehicles (BEVs) from China for a period of five years unless an expiry review is initiated before that date.

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

We operate in the electric vehicle market, which is rapidly evolving and may not develop as we anticipate. We face unanticipated risks such as an increase in the prices of lithium, semiconductor chips, and relevant commodities, which may increase the cost of our vehicles, reduce the demand of battery electric vehicle and negatively impact on our business. Also, government policies, regulations and incentive programs have a significant impact on the development of the industry. As our industry and our business develop, we may need to modify our business model or change our services and solutions. These changes may not achieve expected results, which could have a material adverse effect on our results of operations and prospects.

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

We may be unable to effectively control the costs associated with our operations.

We have required significant capital to develop and grow our business, including conducting research and development, manufacturing vehicles and enhancing production capacity, and establishing our power network and sales and service network. As our sales volume grows and our business rapidly develops, we expect to continue making significant investments in these areas. In addition, we may incur significant costs in connection with our services, including providing power solutions and honoring our commitments under our service package. Our ability to become profitable in the future will not only depend on our ability to successfully market our vehicles and other products and services but also to control our costs. If we are unable to cost-efficiently design, manufacture, market and sell our vehicles and services, our margins, profitability and prospects will be materially and adversely affected.

Furthermore, in order to improve our operational efficiency, we continually evaluate and adjust our organizational structure, which has historically led to reductions in headcount that may have negatively affected our reputation, brand image and our ability to retain the remaining qualified staff and skilled employees. We may continue to optimize our organizational structure in the future, the occurrence of which may pose negative implications on our competitive position, cost us qualified employees and subject us to potential employment lawsuits. Any of the above would negatively affect our business, financial condition and results of operations.

We could experience cost increases or disruptions in supply of raw materials or other components used in our vehicles.

We incur significant costs related to procuring raw materials required to manufacture and assemble our vehicles. We use various raw materials in our vehicles including aluminum, steel, carbon fiber, non-ferrous metals such as copper, lithium, nickel as well as cobalt. We also use components such as computing chips. The prices for these raw materials and components fluctuate depending on factors beyond our control, including market conditions and global demand for these materials, and could adversely affect our business and operating results. For example, there was a substantial increase in chip prices in 2025, which increased our costs.

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

We face significant challenges with respect to cybersecurity, privacy, data protection and information security in China and other jurisdictions that we operate in, including the collection, storage, transmission and sharing of information. We may use our vehicles’ electronic systems to log information about each vehicle’s use, such as charge time, battery usage, mileage and driving behavior, in order to aid us in vehicle diagnostics, repair and maintenance, as well as to help us optimize the driving and riding experience. Our users may object to the use of this data, which may hinder our capabilities in conducting our business and improving our vehicles. We also transmit and store certain confidential and private information of our vehicle buyers, including certain personal information such as names, accounts, user IDs and passwords, and payment or transaction related information. Collection, transmission, possession and use of our user’s data in conducting our business may subject us to legislative and regulatory burdens in China and other jurisdictions that could require notification of any data breach, restrict our use of such information and hinder our ability to acquire new customers or market to existing customers.

We are required by law to ensure the confidentiality, integrity, availability and authenticity of the information of our customers, which is also essential to maintaining their confidence in our vehicles and services. We have adopted strict information security policies and deployed advanced measures to implement the policies, including, among others, advanced encryption technologies. However, advances in technology, an increased level of sophistication and diversity of our products and services, an increased level of expertise of hackers, new discoveries in the field of cryptography or others can still result in a compromise or breach of the measures that we use. If we are unable to protect our systems, and hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification or destruction, such problems or security breaches could cause a loss, give rise to our liabilities to the owners of information or even subject us to fines and penalties. If users allege that we have improperly collected, used, transmitted, released or disclosed their personal information, we could face legal claims and reputational damage. In addition, we may incur significant expenses to comply with privacy, consumer protection and security standards and protocols imposed by laws, regulations, industry standards or contractual obligations, some of which may not be compatible with our existing business practice. If third parties improperly obtain and use the personal information of our users, we may be required to expend significant resources to resolve these problems. For example, in December 2022, we were made aware that certain user information and vehicle sales information in China before August 2021 was for sale on the internet by third parties for illegal purposes. This incident has been duly addressed following applicable PRC regulatory requirements. As of the date of this annual report, we are not aware of significant issues related to the security of our electronic systems. Nonetheless, we cannot assure you that similar incidents will not happen again despite our efforts.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. Significant capital and other resources may be required to protect against data security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in cyber criminal activities are increasingly sophisticated and constantly evolving. Any of our failure or perceived failure to prevent data security breaches or to comply with privacy policies or privacy-related legal requirements, or any security breach that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally, which may reduce the number of orders we receive.

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

Data Security

In July 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure took effect on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators that conduct data process activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. PRC governmental authorities may also initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. As of the date of this annual report, we are not aware of official release of detailed rules or implementation rules by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the scope of “network products or services or data processing activities that will or may affect national security” and the scope of operators of “critical information infrastructure” remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws.

In the past, the PRC government has initiated cybersecurity reviews against a number of mobile applications operated by several US-listed Chinese companies and prohibited applications from registering new users during the review period. We expect that cybersecurity and data protection issues will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection, as well as negative publicity. If the Cybersecurity Review Measures mandates clearance of cybersecurity review and other specific actions to be taken by overseas listed companies like us, we face uncertainties as to whether we can complete these additional procedures timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, revocation of the required licenses, suspension of our non-compliant operations, or removal of our mobile application from the application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

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

In October 2025, the Standing Committee of the National People’s Congress of China promulgated the revised PRC Cybersecurity Law, which took effect on January 1, 2026. This revised Cybersecurity Law further strengthens cybersecurity obligations, expands regulatory coverage, introduces requirements for artificial intelligence security, and significantly increases penalties for violations compared with the original version. However, as of the date of this annual report, no detailed implementation standards or clarification have been issued by the competent authorities with respect to the new and revised provisions under the updated Cybersecurity Law.

In February 2026, the Ministry of Industry and Information Technology, together with the CAC, the NDRC, the National Data Administration, the Ministry of Public Security, the Ministry of Natural Resources, the Ministry of Transport, and the State Administration for Market Regulation formally issued the Guidelines for the Security of Cross-border Transfer of Automotive Data (2026 Edition), providing compliance guidance for cross-border data transfer activities as well as identification of important data in the automotive industry. As there are uncertainties with respect to the interpretation of certain provisions, we may be required to make further adjustments to our business practices to comply with the guidance.

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

In addition to the aforementioned PRC regulations, regulatory authorities in the U.S., Europe and elsewhere around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. For example, the European Union adopted the European Union General Data Protection Regulation (GDPR) which took effect on May 25, 2018. This regulation includes operational requirements for companies that receive or process personal data of residents of the European Economic Area, and establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under this regulation for financial or non-financial losses. As we offer our products and services in European market, we are subject to provisions of this regulation. Although the GDPR has been in effect for years, data protection authorities and courts within the European Union member states have adopted varying interpretations of the GDPR. This divergence in interpretation has resulted in a complex legal and protracted process in the event of investigations or court proceedings.

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

Additionally, we have adopted a multi-brand operating strategy, launching two new electric vehicle brands in 2024, positioned and priced in a manner that varies from our “NIO” brand and its vehicle models. In May 2024, we launched our family-oriented smart electric vehicle brand, ONVO, as well as its first vehicle model, the L60, a smart electric mid-size family SUV. ONVO L90, a smart large-space flagship SUV, was officially launched on July 31, 2025, with user deliveries starting shortly after. FIREFLY, our small smart high-end electric car brand, was launched in December 2024. FIREFLY’s namesake model was launched and commenced delivery in April 2025. The development of new brands within the electric vehicle market involves substantial risks related to market differentiation and consumer acceptance. Establishing a clear position and price range for these new brands in an already competitive landscape requires significant investment in product design and development, branding and marketing efforts. We also face the inherent uncertainty of consumer response to the new brands, which poses a risk to achieving the desired market penetration and sales volumes. Moreover, introducing new brands could cause potential dilution to the brand equity of our “NIO” brand and the diversion of our resources, leading to potential inefficiencies. Moreover, the vehicles under the new brands could potentially cannibalize sales from our vehicles under the NIO brand, adversely affecting our current market position and revenue streams. Furthermore, if any of our brands are poorly received by customers, the overall image of our company may be adversely affected, and the negative receptions may have spillover effects to our other brands. Any of the foregoing could materially and adversely affect our ability to grow our business and our results of operations.

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

Demand for automobile sales depends to a large extent on economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As our business grows, economic conditions and trends as well as shifting user preferences will impact our business, prospects and operating results as well.

Demand for our electric vehicles may also be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and electricity, and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to reduced sales and pricing pressure, which may result in reduced revenue and adversely affect our business, prospects, financial condition and operating results.

In addition, the demand for our vehicles and services highly depends upon the adoption by consumers of new energy vehicles in general and electric vehicles in particular. The market for new energy vehicles is still rapidly evolving, characterized by rapidly changing technologies, evolving government regulation and industry standards and changing consumer demands and behaviors.

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

We are subject to risks related to user credit.

We offer auto financing arrangements to users directly through our subsidiaries. Under the financing arrangements we typically receive a small portion of the total vehicle purchase price at the commencement of the financing term, followed by a stream of payments over the financing term. To the extent our users fail to make payments on time under any of the foregoing arrangements, our results of operations may be adversely affected. As of December 31, 2025, the amount of auto financing receivables was RMB1,360.5 million (US$194.6 million). As we continue to grow our business, we may increase the amount of our auto financing receivables. We may fail to effectively manage the credit risks related to our auto financing arrangements. To the extent our users’ default on their obligations to us or fail to make payments on time under any of the foregoing arrangements, our results of operations may be adversely affected.

We may be exposed to credit risk of our receivables.

Our receivables primarily include amounts due from the Battery Asset Company in relation to battery sales under the BaaS model, auto financing receivables, deposits and others. We have identified the risk characteristics of our customers and the related receivables, deposits and other receivables which include size, type of the services or the products we provide, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, we consider the historical credit loss, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact our receivables. Additionally, external data and macroeconomic factors are also considered. In 2023, 2024 and 2025, we reversed RMB26.3 million, RMB3.8 million and RMB46.7 million (US$6.7 million) expected credit loss expense in selling, general and administrative expenses, respectively. We cannot assure you that all of our customers will not default on their obligations to us in the future, despite our efforts to conduct credit assessments on them.

We face inventory risks that, if not properly managed, could harm our financial condition, operating results, and prospects.

We are exposed to significant inventory risks that may adversely affect our operating results as a result of increased competition, seasonality, new model launches, shortened vehicle life cycles, pricing volatility, potential defective vehicles, changes in consumer demand and consumer spending patterns, and other factors. We endeavor to accurately predict these trends and avoid overstocking or understocking issues. Demand for our vehicles, however, can change significantly between the time inventory or components are ordered and the date of sale. We coordinate various aspects of our operations to match anticipated customer demand, including procurement, manufacturing, inventory management, storage and logistics, among others. However, if our prediction does not align with the actual demand, we will likely incur additional costs due to over- or under- procurement of components, inventory buildup and possibly significant inventory write-down, or production shortfalls and delivery delays. Poor inventory management may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery of our vehicles. We may experience higher return rates on new vehicles, receive more customer complaints about them and face costly product liability claims as a result of selling them, which would harm our brand reputation as well as our financial performance.

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

The fluctuation in the fair value of our short-term and long-term investments could adversely affect our financial condition, results of operations and prospects. For the years ended December 31, 2023, 2024 and 2025, our short-term investments consisted primarily of investments in fixed deposits with maturities between three months and one year and structured deposits issued by banks, and our long-term investments consisted primarily of equity investments in publicly traded companies and privately-held companies, and debt security investments. Determining the fair value of our short-term and long-term investments involves using certain valuation methodologies, which rely heavily on management judgment and are inherently uncertain. Factors beyond our control, such as changes in general economic conditions, market volatility and liquidity, asset values, and the performance of the companies we invested in, can lead to adverse changes in the estimates we use, thereby adversely affecting the fair value of our investments. In addition, we are exposed to credit risks in relation to our short-term and long-term investments, which may further affect the net changes in their fair value. We cannot assure you that market conditions will result in fair value gains on our short-term and long-term investments or we will not incur any fair value losses on these investments in the future. If we incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected.

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

Our vehicles are subject to motor vehicle standards and any failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results.

All vehicles sold must comply with various standards of the market where the vehicles were sold. In China, vehicles must meet or exceed all mandated safety standards. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving such standards. Vehicles must pass various tests and undergo a certification process and be affixed with the China Compulsory Certificate mark, before receiving delivery from the factory, being sold, or being used in any commercial activity. In addition, the Opinion on Strengthening the Access Administration of Intelligent Connected Vehicles Manufacturing Enterprises and Their Products requires vehicles manufacturing enterprises to ensure the compliance of vehicle products with laws, regulations, technical standards and technical specification and file for record with the Ministry of Industry and Information Technology prior to over-the-air updates, and shall file with the Ministry of Industry and Information Technology in the event of any change to the safety, energy saving, environment protection, anti-theft and other technical parameters and shall ensure conformance by vehicle products and production. Without the approval, no over-the-air update shall be conducted to add or update the autonomous driving function. Any delays or lags of the over-the-air updates due to the Ministry of Industry and Information Technology prior filing procedures may materially and adversely affect our business and operating results. Furthermore, given we are delivering our vehicles in international markets and consistently expanding our reach, we are also subject to mandated safety standards and other local requirements in these markets. If we fail to have any of our current or future vehicle models satisfy motor vehicle standards or any new laws and regulations in China and other markets where our vehicles are sold, it would have a material adverse effect on our business and operating results.

We may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and financial performance.

Recalls of our vehicles can cause adverse publicity, damage to our brands and liability for costs. We have initiated product recalls in the past. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles, including any systems or parts sourced from our suppliers, prove to be defective or non-compliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary or caused by systems or components that we or our suppliers engineered or manufactured, could involve significant expenses and could adversely affect our brand image in our target markets, as well as our business, prospects, financial condition and results of operations.

The long-term viability of our distribution model is unproven.

In China, we conduct vehicle sales directly to users rather than through dealerships. This model of vehicle distribution subjects us to substantial risks as it requires, in the aggregate, significant expenditures and provides for slower expansion and less coverage of our distribution and sales systems than may be possible by utilizing the traditional dealer franchise system commonly applied for the sales of ICE vehicles and other EV companies. Moreover, we compete with companies with well established distribution channels. Our success will depend in large part on our ability to effectively develop our own sales channels and marketing strategies. Implementing our business model is subject to numerous significant challenges, including obtaining permits and approvals from government authorities, and we may not be successful in addressing these challenges. In overseas markets, we adopt more diverse sales approaches, including direct sales and cooperating with business partners. However, as we are less familiar with overseas markets and may not have sufficient understanding and experience with cooperating with overseas partners or adapting to local economic and political conditions, local consumer preferences, and local market situations, our overseas sales model may not be as efficient as we anticipate and may continuously evolve, potentially requiring us to incur higher expenses. In addition, the lead time in fulfilling our orders could lead to cancelled orders. If we are unable to timely fulfil our orders, our customer satisfaction could be adversely affected, harming our business and reputation.

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

We also expect our period-to-period operating results to vary based on our operating costs which may increase in future periods as we, among other things, design, develop and manufacture our electric vehicles, invest in research and development of core technologies, build and equip new manufacturing facilities, develop our power network, expand our sales and service network, and increase our sales and marketing activities to support our operations.

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

If our vehicle owners customize our vehicles or change the charging infrastructure with aftermarket products, the vehicles may not operate properly, which may create negative publicity and could harm our business.

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

In February 2020, we entered into a collaboration framework agreement with the municipal government of Hefei, Anhui province, where our manufacturing hub is located. Subsequently from April to June 2020, we entered into definitive agreements, as amended and supplemented, or the NIO China Series A Agreements, for investments in NIO China with a group of investors, which we refer to as the Hefei Strategic Investors in this annual report. Under the NIO China Series A Agreements, the Hefei Strategic Investors agreed to invest an aggregate of RMB7 billion in cash into NIO Holding Co., Ltd. (previously known as NIO (Anhui) Holding Co., Ltd.), or NIO China, a legal entity that we wholly owned pre-investment. We agreed to inject our core businesses and assets in China, including vehicle research and development, supply chain, sales and services and NIO Power, collectively referred to as the Asset Consideration, valued at RMB17.77 billion in total, into NIO China, and invest RMB4.26 billion in cash into NIO China.

From March to December 2024, we entered into a series of definitive agreements, or the NIO China Series B Agreements, for investments in NIO China with a group of investors whom we refer to as the NIO China Series B Investors. Under the NIO China Series B Agreements, the NIO China Series B Investors agreed to invest an aggregate of RMB3.3 billion in cash to subscribe for newly issued shares of NIO China, and we agreed to inject an aggregate of RMB10 billion in cash to subscribe for newly issued shares of NIO China, which we collectively refer to as the NIO China Series B Investment. As of the date of this annual report, the NIO China Series B Strategic Investors have injected an aggregate of RMB2.8 billion in cash into NIO China, while we have injected an aggregate of RMB10 billion in cash into NIO China. We and the NIO China Series B Strategic Investors are working towards the completion of the remaining portion of the investment. In July 2025, pursuant to the NIO China Series B Investment Agreements, we exercised our right to make an additional investment of RMB20 billion in NIO China at the same price and on the same terms of the NIO China Series B Investment. In December 2025 and January 2026, we entered into agreements with certain investors of NIO China to purchase their holdings of approximately 1.08% of the equity interest of NIO China, which will be settled in three tranches by September 2026, for a total consideration of no more than RMB1.002 billion. As of the date of this annual report, we hold a controlling equity interest of 91.8% in NIO China. Following the completion of the cash injection and equity purchases discussed above, we expect our controlling equity interest to increase to 92.3%.

In connection with the NIO China Series B Investment, we entered into a shareholders agreement, or the NIO China Series B Shareholders Agreement with the NIO China Series B Investors and the other existing shareholders of NIO China, which we collectively referred to as NIO China Strategic Investors. The NIO China Series B Shareholders Agreement replaced a prior shareholders agreement among the shareholders of NIO China and remains in effect. Pursuant to the NIO China Series B Shareholders Agreement, NIO China granted certain minority shareholders’ rights to the NIO China Strategic Investors, including, among others, the right of first refusal, co-sale right, preemptive right, anti-dilution right, redemption right, liquidation preference and conditional drag-along right. You would not enjoy these preferential rights or treatment through investing in our ADSs and the underlying ordinary shares. Exercise of these preferential rights by the NIO China Strategic Investors may also adversely affect your investment in our company.

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

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions, investor acceptance of our business plan, and other factors beyond our control. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending of, delay or cancel some or all of our planned research and development, manufacturing, marketing or other business activities, or substantially change our corporate structure, any of which could materially harm our business. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

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

The terms of the convertible notes we issued could delay or prevent an attempt to take over our company. The terms of the 2027 Notes, 2029 Notes and 2030 Notes require us to repurchase the respective notes in the event of a fundamental change. A takeover of our company would constitute a fundamental change. This could have the effect of delaying or preventing a takeover of our company that may otherwise be beneficial to our shareholders.

Our warranty reserves may be insufficient to cover future warranty claims which could adversely affect our financial performance.

We offer comprehensive warranty policies covering the entire vehicle as well as key electric components, including the battery, electric motor, and power electronic units. In addition to the standard warranty required by local laws and regulations, we also provide extended warranty services, with specific terms and conditions varying by markets and vehicle models. Our warranty program is similar to other auto company’s warranty programs intended to cover all parts and labor to repair defects in material or workmanship in the body, chassis, interior, electric system, battery, electric powertrain and other related vehicle parts. We plan to record and adjust warranty reserves based on changes in estimated costs and actual warranty costs. However, we have little experience with warranty claims regarding our vehicles or with estimating warranty reserves. As of December 31, 2025, we had warranty reserves in respect of our vehicles of RMB5,642.9 million (US$781.2 million). We cannot assure you that such reserves will be sufficient to cover future claims. We could, in the future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our results of operations, financial condition and prospects.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our vehicles or components, which could make it difficult for us to operate our business. From time to time, owners of patents or trademarks may contact us regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. Our applications and uses of patented technologies and trademarks relating to, among others, our designs, software or artificial intelligence technologies could subject us to the risk of infringing existing intellectual property rights. For example, beginning in 2021, a German automotive manufacturer claimed that we infringed its trademark rights based on resemblance of model designations of certain of our vehicles with those of the manufacturer’s. For that purpose, the manufacturer filed an infringement lawsuit with the Munich Regional Court against us and brought certain opposition and cancellation proceedings against our trademark applications and registrations of the aforesaid model designations in front of competent intellectual property authorities in certain jurisdictions. In response, we renamed some of our car models in Europe. As of the date of this annual report, to the best of our knowledge, all related proceedings involving this manufacturer have concluded. We may also be subject to additional patent or trademark disputes with other parties. We may have to incur substantial costs in responding to these disputes, similar to our experience with the German manufacturer discussed above. If we are not permitted to use any of our existing model names in jurisdictions where our vehicles are offered, our sales performance there may be negatively affected, which in turn would harm our results of operations and financial condition.

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

As of December 31, 2025, we had 6,404 issued patents and 3,246 patent applications pending, including around 40% relating to vehicle engineering and design, around 35% relating to battery swapping, battery and electric powertrain, and the remaining 25% relating to core electric vehicle technologies such as intelligent driving and digital technologies. For our pending application, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The intellectual property rights of others could also bar us from licensing and exploiting any patents that issue from our pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

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

We maintain a considerable level of debt that are senior in capital structure and cash flow to our shareholders. Satisfying these debt obligations could adversely affect the amount or timing of any distributions to our shareholders or result in dilution.

We maintain a considerable level of indebtedness to finance our operations and business expansion. As of December 31, 2025, we had RMB8,626.3 million (US$1,233.5 million) in total long-term borrowings outstanding, consisting primarily of (i) our 3.875% convertible senior notes due 2029 and 4.625% convertible senior notes due 2030, (ii) our long-term bank debt, (iii) our 0.50% convertible senior notes due 2027, and (iv) other financing arrangements. Meanwhile, as of December 31, 2025, we had RMB5,347.9 million (US$764.7 million) in total short-term borrowings, including the current portions of long-term borrowings.

In January 2021, we issued US$750 million aggregate principal amount of 0.00% convertible senior notes due 2026, or the 2026 Notes, and US$750 million aggregate principal amount of 0.50% convertible senior notes due 2027, or the 2027 Notes. The 2026 Notes matured on February 1, 2026, and we repaid the then outstanding 2026 Notes that had not been redeemed, repurchased or converted in full. Substantially all of the 2027 Notes have also been repurchased or exchanged, with an aggregate principal amount of US$0.2 million outstanding as of December 31, 2025.

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

We have entered into and may in the future enter into strategic alliances, including technology partnerships, joint ventures or minority equity investments, with various third parties to further our business purpose from time to time. For example, in February 2024, we entered into a technology license agreement with Forseven Limited, or Forseven. Under this agreement, we granted a non-exclusive and non-transferrable worldwide license to Forseven to use certain of our technical information, technical solutions, software and intellectual property rights related to or subsisting in our existing and future smart electric vehicle platforms within a certain period, for, among other things, the research and development, manufacturing, sales, import and export of vehicle models sold or marketed under Forseven’s brand, subject to the terms and conditions set forth in the agreement. In addition to the technology license agreement, we also entered into various service agreements to assist Forseven to develop vehicles based on the technology license agreement for pre-agreed fees. In August 2025, in light of an internal restructuring of Forseven’s corporate group that resulted in the business and assets of Forseven being transferred to McLaren Automotive Limited, or McLaren Automotive, we entered into certain deeds of novation and variation with Forseven and McLaren Automotive. Pursuant to these deeds, on October 1, 2025, the rights and obligations of Forseven under the technology license agreement and service agreements were transferred to, and assumed by, McLaren Automotive, which replaced Forseven under these agreements. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party. Specifically, any problems arising from McLaren Automotive’s use of the licensed technologies or the related service agreements, including product recalls, safety issues, or resulting legal disputes, could negatively harm our brands and reputation. Furthermore, in addition to our strategic alliance with McLaren Automotive, collaborations relating to our Power Swap network are also subject to certain risks. Any technical failure in the coordination with our Power Swap network partners can disrupt our charging and battery swapping services to users and delay the expansion of our Power Swap network and the adoption of our battery swapping technology. Also, inefficient processes or inadequate workforce training could lead to operational inefficiencies and increased costs. Any of these risks may materially and adversely affect our business, results of operation and financial conditions.

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

As we continue to expand our operations and scale up production and sales, further significant expansion may be required, especially in connection with providing our users with high-quality services, expansion of our power infrastructures, managing multiple brands and different models of vehicles, and building our sales network across multiple markets. As technology develops, particularly with respect to artificial intelligence, we may invest in artificial intelligence to improve our production and operation efficiency and enhance user experience. We may also invest in other areas as our business develops. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include, among others:

●	managing a larger organization with different divisions and brands;
●	recruiting and training a greater number of employees and managing their behaviors, including but not limited to deterring or preventing employee misconducts or illegal actions;
●	controlling expenses and investments in anticipation of expanded operations;
●	establishing or expanding design, manufacturing, sales and service facilities;

●	implementing and enhancing administrative infrastructure, systems and processes;
●	addressing new markets and potentially unforeseen challenges as they arise; and
●	responding to the challenges and opportunities created by the development of artificial intelligence.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, results of operations and financial condition.

We have granted, and may continue to grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted share incentive plans in 2015, 2016, 2017, 2018, and 2024, which we refer to as the 2015 Plan, the 2016 Plan, the 2017 Plan, the 2018 Plan and the 2024 Plan, respectively, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Each of the 2015 Plan, 2016 Plan and 2017 Plan has a term of 10 years and the 2015 Plan expired in 2025. Each of the 2018 Plan and 2024 Plan has a term of 5 years and the 2018 Plan expired in 2023. The terms of the 2015 Plan, the 2016 Plan and the 2017 Plan are substantially similar, and the terms of the 2018 Plan and the 2024 Plan are substantially similar. The maximum number of Class A ordinary shares which may be issued pursuant to all awards are 46,264,378 under the 2015 Plan, 18,000,000 under the 2016 Plan and 33,000,000 under the 2017 Plan. The maximum number of shares available for issuance pursuant to all awards under the 2018 Plan was initially 23,000,000 Class A ordinary shares, and the amount automatically increased at the beginning of each new year by the number of shares representing 1.5% of the then total issued and outstanding share capital of our company as of the end of the prior year during the term of the 2018 Plan. The maximum number of shares available for issuance pursuant to all awards under the 2024 Plan was initially 19,288,470 Class A ordinary shares, and the amount automatically increases at the beginning of each new year by the number of shares representing 1.2% of the then total issued and outstanding share capital of our company as of the last day of the immediately preceding fiscal year during the term of the 2024 Plan. In addition, any awards not granted under an earlier plan when it terminates are automatically added to the 2024 Plan. As of March 31, 2026, awards to purchase an aggregate amount of 83,205,685 Class A ordinary shares under the 2015 Plan, the 2016 Plan, the 2017 Plan, the 2018 Plan and the 2024 Plan had been granted and were outstanding, excluding awards that were forfeited or cancelled after the grant dates. In addition, one of our subsidiaries also adopted a share incentive plan in 2021, pursuant to which the subsidiary can grant share options to its employees. As of December 31, 2025, our unrecognized share-based compensation expenses related to the stock option and restricted shares amounted to RMB1,723.7 million (US$246.5 million).

On March 6, 2026, we adopted the 2026 Share Incentive Plan, which we refer to as the 2026 Plan, under which a maximum aggregate amount of 248,454,460 Class A ordinary shares may be issued, representing 10% of our total outstanding shares as of February 28, 2026. The 2026 Plan has a term of 12 years. We subsequently granted 248,454,460 restricted share units to Mr. Bin Li, our founder, chairman of the board of directors and chief executive officer. The restricted share units are divided into ten equal tranches, and the vesting of each tranche is contingent upon our achievement of specific performance targets and Mr. Li’s continued service in key positions of the Company.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. In addition, our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2025.

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

Our vehicles make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While we have designed the battery to passively contain any single cell’s release of energy without spreading to neighboring cells, and have taken measures to enhance the safety of our battery designs, a field or testing failure of our vehicles or other batteries that we produce could occur in the future. The battery cells may catch fire due to design defects, improper handling or storage, degradation due to aging, extensive use or environmental conditions, malfunction of the thermal management system, and other factors beyond our control. In addition, third parties from which we source our battery components may provide products with design defects, quality issues, or manufacturing deficiencies. Any safety incidents related to the batteries on our vehicles could subject us to lawsuits, product recalls, redesign efforts, and regulatory scrutiny, all of which would be time-consuming and expensive, and negatively affect our sales, brand reputation, user confidence and stock performance. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications or any future incident involving lithium-ion cells such as a vehicle or other fire, even if such incident does not involve our vehicles, could seriously harm our business.

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

We aim to provide our users with an innovative suite of services through our mobile application and in-car digital services, which depend to a certain extent on network connectivity. The availability and effectiveness of our services depend on the continued operation of our information technology and communications systems. Any interruption, delays or failures of network connectivity could disrupt the normal operation of our in-car digital services, remote control support, navigation services, ADAS, and entertainment offerings. Our systems are vulnerable to damage or interruption from, among other adverse effects, fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems.

We have designed, implemented and tested security measures intended to prevent unauthorized access to our information technology networks, our vehicles and their systems. However, it is likely that there will be hackers who attempt to gain unauthorized access to modify, alter and use such networks, vehicles and systems to gain control of, or to change, our vehicles’ functionality, user interface and performance characteristics, or to gain access to data stored in or generated by the vehicle. Vulnerabilities could possibly be identified in the future and there is a chance that our remediation efforts may not be successful. Any unauthorized access to or control of our vehicles or their systems or any loss of data could result in legal claims or proceedings. In addition, regardless of their veracity, reports of unauthorized access to our vehicles, their systems or data, as well as other factors that may result in the perception that our vehicles, their systems or data are capable of being “hacked,” could negatively affect our brands and harm our business, prospects, financial condition and operating results.

Our products and services are highly technical and complex and may contain errors or vulnerabilities. Our data centers are also subject to break-ins, sabotage, and intentional acts of vandalism, and potential disruptions. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. Any outage problems at our data centers could result in potential interruptions in our digital services. While we provide over-the-air software updates, any interruption to or error during the update process may result in the malfunction of certain vehicle features. We are also subject to the risk of technology failure on the part of our business partners, including telecommunication service providers, map service providers, and cloud service providers. Even if other smart vehicle brands encounter the aforementioned incidents, consumers may become less confident in our information technology and communication systems as well. Any of the above could result in interruptions in our services, negative user experiences, or the failure of our systems, which could harm our brand reputation, user satisfaction and user confidence, and negatively affect our business operations and financial performance.

We are subject to anti-corruption, anti-money laundering and similar laws, and non-compliance with these laws may subject us to penalties, expenses and other adverse consequences, which could adversely affect our business, financial condition and reputation.

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

In the ordinary course of business, we have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities. We have also entered into joint ventures and/or other business partnerships with government agencies and state-owned or affiliated entities. These interactions subject us to an increased level of compliance-related concerns. We have implemented, and from time to time update, policies and procedures designed to promote compliance with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

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

The success of our business ultimately depends on consumer spending. We derive a substantial majority of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China. The growth rate of the Chinese economy has gradually slowed down since 2010 and the Chinese population began to decline in 2022, and the trend may continue. Any slowdown could significantly reduce domestic commerce in China. In addition, as we continue to expand our global presence and offer products and services to markets outside China, we expect our results of operations will also be impacted by the global economic conditions. The global macroeconomic environment is facing numerous challenges. For example, regional conflicts such as the Russia-Ukraine conflict and the unstable situations in the Middle East and the Strait of Hormuz have heightened geopolitical tensions across the world. While these events have not had a direct impact on our business operations and financial results to date, it could raise energy prices, cause supply chain volatilities and disrupt global markets in general, and may negatively affect our business expansion in Europe and other international markets, which may adversely affect our results of operations and financial results. Regional unrest, terrorist threats and the potential for war may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of the VIEs that most significantly impact their economic performance, and/or our failure to receive the economic benefits from the VIEs, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP. Currently, Beijing NIO, Anhui NIO AT, and Anhui NIO DT, taking into account all of their respective business with or without foreign investment restrictions under PRC laws, contributed insignificantly to our total revenues in 2023, 2024 and 2025. As of December 31, 2023, 2024 and 2025, the consolidated VIEs did not have significant operations or any material assets or liabilities.

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

Our founders, Bin Li and Lihong Qin, own 80% and 20%, respectively, of the equity interests in Beijing NIO and Anhui NIO DT, and own 80% and 2.24%, respectively, of the equity interests in Anhui NIO AT. Shaoqing Ren, a senior vice president of our company, owns 17.76% of the equity interests in Anhui NIO AT. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIEs and Their Shareholders” for more information. As shareholders of the VIEs, they have conflicts of interest with us. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address conflicts of interest between these shareholders and our company. Each of Bin Li and Lihong Qin is also a director and executive officer of our company, and Shaoqing Ren is a senior vice president of our company. We rely on Bin Li, Lihong Qin and Shaoqing Ren to abide by the laws of the Cayman Islands and China, which provide that directors and senior management owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gain. There is currently no specific and clear guidance under PRC laws that addresses any conflict between PRC laws and the laws of Cayman Islands in respect of any conflict relating to corporate governance. If we cannot resolve any conflict of interest or dispute between us and the shareholders of VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Our auditor, the independent registered public accounting firm that issued the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in the Chinese mainland, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Although our Class A ordinary shares have been listed on the Hong Kong Stock Exchange and the Singapore Exchange, and the ADSs and Class A ordinary shares can be exchanged based on the relevant procedures, we cannot assure you that an active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange and the Singapore Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities. We cannot predict whether we can or how long it will take us to obtain such approval or filing.

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

Currently, we rely on the contractual arrangements with Beijing NIO and its shareholders to hold an ICP license, and separately own the domain names and trademarks in connection with our internet services and operate our website and mobile application mainly through NIO Co., Ltd. Our internet services may be treated as a value-added telecommunications business. If so, we may be required to transfer the domain names, trademark and the operations of the internet services from NIO Co., Ltd. to Beijing NIO, and we may also be subject to administrative penalties. We rely on the contractual arrangements with Anhui NIO DT and its shareholders to operate insurance brokerage services. NIO Insurance Broker Co., Ltd., the subsidiary of Anhui NIO DT, currently holds an insurance brokerage license and provides insurance brokerage services primarily related to vehicles and properties. We intend to apply for requisite licenses for Anhui NIO AT for certain supporting functions during the development of our assisted and intelligent driving technology. Any challenge to the validity of these arrangements may significantly disrupt our business, subject us to sanctions, compromise enforceability of our contractual arrangements, or have other harmful effects on us. It is uncertain, (i) if Beijing NIO or NIO Co., Ltd. will be required to obtain a separate operating license for certain services that we carried out through our mobile application in addition to the valued-added telecommunications business operating licenses for internet content provision services, and if Beijing NIO will be required to supplement our current ICP license in the future, (ii) if Anhui NIO DT, its subsidiary or NIO China will be required to obtain a separate operating license for certain services that we carried out in addition to the insurance brokerage license, and if Anhui NIO DT or its subsidiary will be required to supplement our current insurance brokerage license in the future; and (iii) if Anhui NIO AT or Anhui NIO AD will be required to obtain a separate operating license for certain services that we carried out in addition to certain required licenses to be applied for, and if Anhui NIO AT will be required to supplement certain required licenses to be applied for in the future.

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

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2025, most of our PRC subsidiaries and the VIEs had not made appropriations to statutory reserves as most of our PRC subsidiaries and the VIEs reported accumulated loss. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Dividend Distribution.” Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with the VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “Risks Related to Our Corporate Structure—Our contractual arrangements with the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition.” In addition, the incurrence of indebtedness by our PRC subsidiaries could result in operating and financing covenants and undertakings to creditors that would restrict the ability of our PRC subsidiaries to pay dividends to us.

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

Furthermore, in order to control labor costs, we conducted organizational restructuring to cut headcount in the past, which we believe has negatively affected our reputation, brand image and our ability to retain the remaining qualified staff and skilled employees. We could undertake an organizational restructuring again in the future, the occurrence of which will pose negative implications on our competitive position, cost us qualified employees and subject us to potential employment lawsuits. Any of the above would negatively affect our business, financial condition and results of operations.

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

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Chinese Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which took effect in January 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other tax rules and regulations. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—PRC.” As of December 31, 2025, most of our subsidiaries and the VIEs located in the PRC reported accumulated loss and therefore they had no retained earnings for offshore distribution. In the future, we intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. Our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the tax authority and we may not be able to complete the necessary filings with the tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

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

As a company listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Singapore Exchange, we are subject to various listing standards and requirements that are aimed at protecting your rights as shareholders of our company, subject to certain permitted exceptions applicable to foreign companies. For example, after our listing on the Hong Kong Stock Exchange, our thirteenth amended and restated memorandum and articles of association requires that there should only be one class of shares with enhanced voting rights, and that certain reserved matters under the Hong Kong Listing Rules are required to be voted on a one vote per share basis at the general meetings. In the event that we reduce the number of shares in issue, the holders of WVR shares shall reduce their voting rights in the Company proportionately through a conversion of a portion of their Class C shares or otherwise. If we choose to change the listing venue of our securities, including delisting from either exchanges, you may lose the shareholder protection mechanisms afforded under the regulatory regimes of the applicable securities exchange. In particular, various factors will be taken into consideration by the Company in relation to the circumstances under which it may be considered not desirable or viable for the shares to remain listed on a certain stock exchange, such as the then regulatory environment of the listing venue, whether the additional compliance burden arisen by remaining listed in a particular stock exchange will be unduly burdensome for the Company to further its interest, realize its vision or implement certain business plans.

The trading prices of our listed securities have been and are likely to continue to be volatile, which could result in substantial losses to investors.

The trading prices of our listed securities have been and are likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, in 2025, the trading price of our ADSs ranged from a low of US$3.02 to a high of US$8.02; the trading price of our Class A ordinary shares listed on the Hong Kong Stock Exchange ranged from a low of HK$23.70 to a high of HK$61.75; the trading price of our Class A ordinary shares listed on the Main Board of the Singapore Exchange ranged from a low of US$3.09 to a high of US$7.84. The market price for our listed securities may continue to be volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

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

As of the date of this annual report, Mr. Bin Li, our founder, chairman and chief executive officer, together with his affiliates, beneficially own all of our issued Class C ordinary shares. Due to the disparate voting powers associated with our dual-class share structure, Mr. Li has considerable influence over important corporate matters. As of March 31, 2026, Mr. Li beneficially owned approximately 34.0% of the aggregate voting power of our company through mobike Global Ltd. and Originalwish Limited, companies wholly owned by Mr. Li, and through NIO Users Limited, a holding company ultimately controlled by Mr. Li and through NIO Users Community Limited, a company wholly owned by NIO Users Limited. Mr. Li has considerable influence over matters requiring shareholder approval, including electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit the ability of the holders of our Class A ordinary shares and ADSs to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transaction, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price. Moreover, Mr. Li may increase the concentration of his voting power and/or share ownership in the future, which may, among other consequences, decrease the liquidity in our Class A ordinary shares and ADSs.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our current and expected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2025. However, no assurance can be given that we will not be or become a PFIC in the current or future taxable years because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the nature and composition of our income and assets (in particular, the retention of substantial amounts of cash and investments). Fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs or Class A ordinary shares, which may be volatile. In particular, recent declines in the market price of the ADSs and Class A ordinary shares significantly increased our risk of becoming a PFIC. The market price of the ADSs and Class A ordinary shares may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our passive income significantly increases relative to our non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. If we were to be or become a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holders.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act regulating the liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

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

ITEM 4.       INFORMATION ON THE COMPANY

A.          History and Development of the Company

We were founded in November 2014, as Nextev Inc., which was changed to our current name NIO Inc. in July 2017. Significant milestones in our development since 2025 include the following:

●	In January 2025, we completed the repurchase right offer relating to the 2027 Notes. US$378.3 million in aggregate principal amount of the 2027 Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. Following settlement of the repurchase, US$213,000 aggregate principal amount of the 2027 Notes remained outstanding and continue to be subject to the existing terms of the indenture and the 2027 Notes.
●	In April 2025, we completed HK$4,030.13 million offering relating to 136,800,000 Class A ordinary shares, to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.
●	In April 2025, we officially launched and started deliveries of firefly, our small smart high-end electric car.
●	In July 2025, our smart large-space flagship SUV, the ONVO L90, was officially launched, with user deliveries starting shortly after.
●	In August, 2025, our flagship premium SUV, the NIO All-New ES8, was officially unveiled and made available for pre-orders, and user deliveries commenced in late September.
●	In September, 2025, we completed a US$1.16 billion registered offering relating to a total of 209,090,918 Class A ordinary shares, including those in the form of ADSs.
●	In February 2026, NIO Inc. and GeniTech Co., Ltd., or Shenji, a subsidiary of ours, entered into definitive agreements with certain investors in China, or the Shenji Investors, pursuant to which the Shenji Investors will invest an aggregate of RMB2.257 billion in cash to subscribe for Shenji’s newly issued shares. Upon completion of the investment transaction, a subsidiary of NIO will continue to hold a controlling equity interest of 62.7% in Shenji and NIO will continue to consolidate its financial results. The Shenji Investors will collectively hold 27.3% of Shenji’s equity interest. Certain entities holding shares to administer Shenji’s share incentive plan will collectively hold the remaining 10.0% of Shenji’s equity interest.
●	In April 2026, our flagship executive SUV, the NIO ES9 was officially unveiled.

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

Our Key Technological Breakthroughs and Innovations

Since our inception, we have remained committed to innovation and dedicated to investing in research and development of core technologies for smart electric vehicles. Our technological breakthroughs and innovations differentiate us from our peers, creating better user experiences and enhancing user confidence in us. Underpinned by the adoption of AI, we have established full-stack capabilities in 12 areas of smart EV technologies including assisted and intelligent driving, digital technologies, battery swapping, electric powertrain and battery, vehicle engineering and design capabilities, and others. Our capabilities have enabled us greater flexibility to continually improve our current products and launch new products. By integrating these industry-leading technologies, all of our vehicles are designed to provide our users with a relaxing, interactive, intelligent, and immersive experience.

We have strategically established our research and development offices across different countries and regions that we believe give us access to the best talent. Our global research and development center for production models is located in Shanghai. Our advanced vehicle manufacturing center is located in Anhui. Our global research and development center for software is located in Beijing. Our global research and development center for autonomous driving is located in San Jose. Our global design center is located in Munich. Our global research and development center for advanced engineering is located in Oxford.

Assisted and Intelligent Driving

We believe that assisted and intelligent driving is the core of smart electric vehicles. Since inception, we have prioritized this area through sustained long-term investment. We are one of the first companies in China to offer enhanced ADAS capabilities and we have been dedicated to developing our proprietary full-stack assisted and intelligent driving capabilities spanning technical architecture, hardware deployment, algorithms, and training data closed-loop systems.

At the data level, NIO’s proprietary collective intelligence framework enables a full functional data closed loop on the vehicle side. Combined with generative simulation and closed-loop simulation technologies, this framework support the continuous generation of diverse and complex data coverage for model training, contributing to the improvements in model and system iteration efficiency.

On the model and algorithm front, we continue to advance technological innovation. At NIO IN 2024, we unveiled the auto industry’s first world model — NIO WorldModel (NWM), a multivariable autoregressive generative model capable of processing multi-source information, performing comprehensive multimodal understanding, and generating diversified execution outputs. With long-horizon temporal modeling capabilities, NWM is designed to better handle complex real-world driving scenarios. We also introduced NADArch2.0, an end-to-end architecture for our assisted and intelligent driving powered by NWM, aimed at providing a safer and more seamless driving experience for users. In 2025, we further upgraded NWM, by introducing full closed-loop reinforcement learning into assisted and intelligent driving and expanded the application of the foundation model across all intelligent driving functional modules at the architectural level. Since late January 2026, the latest iteration of NWM has been fully rolled out to applicable vehicles, which further improved system capabilities and driving experience.

In terms of training compute, supported by extensive data, continuous model iteration, and enhanced improvements in closed-loop reinforcement learning efficiency, combined with our highly optimized utilization of computing resources, our model performance and real-world application outcomes remain competitive within the industry. To support long-term development, we plan to scale up our training compute capacity to meeting the evolving requirements of the NWM architecture.

In the intelligent driving chipset domain, our in-house developed automotive-grade intelligent driving chip, NX9031, has been deployed in certain NIO brand models starting from 2025. We have established full-stack in-house development, mass production and deployment capabilities for intelligent driving chips. Going forward, we plan to continue iterating our chip products and gradually expand deployment across brands and models.

From an AI infrastructure engineering perspective, we have developed and deployed assisted and intelligent driving systems across three generations of chipsets. In 2025, we achieved scaled delivery of intelligent driving functions across NIO and ONVO platforms based on different chipsets and hardware configurations, demonstrating strong multi-platform parallel development and efficient mass-production capabilities.

We offer NIO assisted and intelligent driving, or NAD, our full-stack in-house developed assisted and intelligent driving technology, to NIO brand users. The technology comprises NIO Adam, a super computing platform with outstanding computing power, and NIO Aquila, a super sensing system equipped with high-performance sensors including LiDARs, together with a comprehensive assisted and intelligent driving suite covering highway driving, parking, and active safety. With the gradual release of certain features of the NAD through Navigate on Pilot+, or NOP+, NOP+ currently supports scenarios including expressways, urban areas, parking and battery swapping, delivering a safer and more relaxing assisted and intelligent driving experience for our users. As for active safety, in 2025, leveraging the perception and prediction capabilities of the NWM, we extended intelligent driving decision and control capabilities across the entire active safety system from collision avoidance to collision mitigation, and begun exploring deep integration between chassis hardware and intelligent driving systems to enable integrated active-passive safety protection.

We offer ONVO Smart Driving, or OSD, to ONVO brand users. Built upon our full-stack assisted and intelligent driving capabilities, OSD integrates advanced sensor fusion algorithms with multiple high-performance sensors to deliver assisted and intelligent driving functions across scenarios including expressways, urban areas, parking, and battery swapping. By the end of December 2025, leveraging NIO’s assisted and intelligent driving technology architecture, ONVO further upgraded its intelligent driving and safety features to an end-to-end architecture, enhancing the overall user experience.

We offer assisted and intelligent driving features to FIREFLY brand users. Equipped with high-performance perception hardware, FIREFLY provides intelligent navigation assistance that covers expressways and urban areas. In addition, FIREFLY offers comprehensive parking assistance for all scenarios, enabling users to easily manage a wide range of parking situations and ensuring a more relaxed and safer driving experience for users.

Through systematic technological deployment and continuous innovation, we have established core capabilities in data, algorithms, computing infrastructure, and chips within the intelligent driving domain, laying a solid technological foundation for intelligent development across multiple brands and platforms. The long-term full-stack technology strategy is expected to generate more efficient and higher-quality user experience gains in the AI era.

Digital Technologies

Digital System

Our digital system forms the foundation for continuous upgrades through over-the-air updates, and serves as the platform for building our own proprietary software and algorithms and the security system for deep reassurance.

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

Digital Cockpit

Running on the in-house developed SkyOS, our digital cockpit has an AI-driven, scalable and flexible architecture that presents users with an intelligent and immersive digital experience. We have built flexibility into the digital cockpit, so that we can continue to update the cockpit’s operating system with new features and applications. Our digital cockpit supports low-latency multitasking, ensuring real-time performance for critical driving tasks while efficiently managing smooth background operation and switching across multiple screens and applications.

Inspired by the concept of creating a mobile living space, providing a caring emotion companion while connecting products, services and community, we have launched the AR display system, bringing technologically advanced, immersive and personalized experiences and a realistic sense of space to our users. Inside our digital cockpit, our in-car AI companions, can listen to, communicate and interact with users, while also supporting multimodal large vision models to foster a strong emotional connection between vehicles and users.

Electric Powertrain and Battery

Electric Powertrain

Starting from our first product, we have designed, developed and manufactured our own proprietary electric powertrains in-house. We possess in-house research and development capabilities across motors, electric controls, reducers, and high voltage charging and distribution systems.

Our electric powertrains are designed specifically for our vehicles, and through firmware over-the-air, we are able to continue to improve and update, and adjust according to our users’ driving behavior. Enabled by in-house research and development capabilities, our motor configuration offers a variety of electric motors. We have developed in-house high-performance electric powertrains and a 900V full-domain high-voltage architecture.

Battery

We are committed to the research, development and innovations in battery technologies and have built up the research and development capabilities throughout the lifecycle of uni-pack battery. Our batteries are based on advanced battery pack design, battery management system and proprietary swapping mechanism.

Currently, we offer standard range battery, long range battery and ultra-long range battery. In addition, we provide flexible battery upgrade plans to maximize battery utilization efficiency, allowing users to flexibly select battery options or upgrade battery range based on their individual driving needs. We are also collaborating with our partners in developing long-life batteries.

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

Our Vehicles

Leveraging our expertise in smart electric vehicles and technological innovation, we have established three distinct brands to serve a diverse range of market segments. We design, develop, manufacture and sell our premium smart electric vehicles under the NIO brand, family-oriented smart electric vehicles through the ONVO brand, and small smart high-end electric cars with the FIREFLY brand. We currently offer our products and services in China, Europe, Southeast Asia, the Middle East and other markets, and are planning to expand into more global markets to capture the fast-growing EV demand.

Under the NIO brand, we introduced the EP9 supercar in 2016, which was the then fastest electric vehicle, setting the Nurburgring Nordschleife all-electric vehicle lap record. Starting from December 2017, we launched and continually iterated on a succession of well-positioned vehicle models and established a competitive product portfolio, including the ES9, our flagship executive SUV, the ES8 (or the EL8), our flagship premium SUV, the ES7 (or the EL7), our smart electric mid-large SUV, the ES6 (or the EL6), our smart electric all-round SUV, the EC7, our smart electric flagship coupe SUV, the EC6, our smart electric coupe SUV, the ET9, our smart electric executive flagship, the ET7, our smart electric flagship sedan, the ET5, our smart electric mid-size sedan, and the ET5T, our smart electric tourer.

In 2025, we entered a new product cycle with the introduction of various core products and upgrades, further enhancing user experience and solidifying NIOs’ premium positioning. We started deliveries of the ET9, our smart electric executive flagship, in late March 2025. The ET9 integrates NIO’s full-stack technological capabilities across 12 areas, offering flagship experiences to users in design, space, comfort, audio, intelligent systems, assisted and intelligent driving, safety, powertrain, and overall driving and riding performance. In May 2025, we launched and started deliveries of four further upgraded vehicle models, including the New ES6, our smart electric all-round SUV, the New EC6, our smart electric coupe SUV, the New ET5, our smart electric mid-size sedan, and the New ET5T, our smart electric tourer. In August 2025, our flagship premium SUV, the All-New ES8, was unveiled and opened for pre-orders, with deliveries starting in late September. The All-New ES8 represents the pinnacle of our latest smart EV technologies, offering users a refined, safe, and seamless experience on every journey towards a new horizon, and is well positioned to lead large three-row SUVs into the battery electric era.

ONVO, our family-oriented smart electric vehicle brand launched in May 2024, stands for “On Voyage,” and carries the implied meaning of “Happiness on Every Path We Travel With Family” in Chinese, which embodies ONVO’s commitment to creating better family life and bringing better brand and product experiences to family users. ONVO L60, a mid-size family smart electric SUV was launched and commenced delivery in September 2024. ONVO L90, a smart large-space flagship SUV, was officially launched in July 2025, with user deliveries starting shortly after. Built upon NIO’s leading technological innovations, the ONVO L90 is designed to delight every family member on every journey, delivering extraordinary spaciousness, premium comfort, all-scenario intelligence, and an exceptional driving and riding experience.

FIREFLY, our small, smart, high-end electric car brand, was launched in December 2024. Built upon NIO’s expertise in research and development, design capabilities, safety standards, and intelligent technologies, FIREFLY embodies the brand’s DNA of being “vivid, thoughtful and solid.” FIREFLY’s namesake model was launched and commenced delivery in April 2025. It offers a vivid driving experience where users can embrace the freedom to glow.

In 2025, we delivered 326,028 vehicles, including 178,806 vehicles from our premium smart electric vehicle brand NIO, 107,808 vehicles from our family-oriented smart electric vehicle brand ONVO, and 39,414 vehicles from our small smart high-end electric car brand FIREFLY. We will continue to develop more products to expand our addressable market segments.

The following diagram illustrates our vehicle models:

NIO

ES9
Executive flagship SUV

ET9
Executive flagship sedan

ES8
Large 3-row SUV

ES7
Mid-large 5-seater SUV

EC7
Mid-large 5-seater coupe SUV

ET7
Mid-large sedan

ES6
Mid-size 5-seater SUV

EC6
Mid-size 5-seater coupe SUV

ET5T
Mid-size tourer

ET5
Mid-size sedan

ONVO

L90
Large 3-row SUV

L80
-Coming Soon-

L60
Mid-size 5-seater SUV

FIREFLY

Firefly
Small car

Our Services

Our users can access a full suite of innovative services through our sales, service, power network as well as our apps, as part of our strategy of redefining user experience. We provide an integrated service ecosystem that delivers a holistic, end-to-end service experience to our users. We believe that our service capabilities are among our core competitive strengths.

After-sales Services

NIO Service is our proprietary one-stop service system. Leveraging the Service Guardian system and our integrated service network, it proactively identifies user needs to deliver pleasant, efficient and cost-effective service experiences. Our offerings include one-click maintenance and repair, door-to-door tire repair, post-accident support, and other services designed to provide users with a truly worry-free experience.

Service Network

We provide services through both company-owned and authorized third-party service centers, offering repair, maintenance, car beauty and inspection services. As of December 31, 2025, we had 416 service centers worldwide.

We also provide high-quality delivery services through delivery centers, which serve as vital hubs in the user experience journey. At these centers, we offer users comprehensive support, including vehicle transportation and delivery, pre-delivery inspections, guidance on vehicle features, assistance with vehicle registration and insurance processing.

Service Package

We offer service packages on an annual fee basis in certain regions. Our innovative service packages cover over 20 vehicle usage scenarios, including insurance, maintenance, repairs, accident rescue, car washing, chauffeur services, and valet parking, ensuring a seamless and worry-free experience for our users.

Service Guardian

Service Guardian provides continuous remote monitoring and real-time diagnostics of our vehicles. It automatically detects anomalies, triggers alerts, and enables immediate expert intervention for early issue identification.

NIO Auto Mall

Through the in‑app NIO Auto Mall, users can select from a variety of accessories and value‑added services, enhancing their overall driving experience.

Warranty

We offer comprehensive warranty policies covering the entire vehicle as well as key electric components, including the battery, electric motor, and power electronic units. In addition to the standard warranty required by local laws and regulations, we also provide extended warranty services, with specific terms and conditions varying by markets and vehicle models.

Power Services

We offer an integrated suite of power-related services, encompassing battery charging and swapping, battery subscription, battery management, and battery upgrade services, designed to enhance convenience, flexibility, and efficiency for our users.

Power Solutions

We provide a comprehensive, mobile internet-powered power solution supported by an extensive network of charging and battery swap stations. Enhanced by our proprietary Power Cloud platform, we deliver an integrated service system featuring chargeable, swappable, and upgradable batteries, ensuring reliable and flexible energy solutions for users across a wide range of scenarios.

Our power solutions include home chargers called Power Home, battery swap stations called Power Swap Stations, supercharging piles called Power Chargers, destination charging piles called Destination Chargers, and mobile charging service called Power Mobile. All of these solutions are integrated with Power Cloud, a cloud-based system that synchronizes users’ power consumption information with our power network. Power Cloud intelligently recommends appropriate services based on users’ locations and power consumption patterns. Our users can not only check the availability of charging and swapping resources within NIO’s own network, but also access real-time information on a wide range of public chargers through the Power Map feature on our apps. In addition, we offer One Click for Power valet service, where we pick up, charge and return the vehicle.

Power Home

We provide a suite of smart home charging solutions with varying power outputs, designed to accommodate diverse user requirements. Featuring an integrated design, these home charging piles support remote charging scheduling and real-time status monitoring.

Power Swap Station

All of our vehicles support battery swapping. Once a vehicle is parked at a Power Swap Station and the swap function is activated, the battery is automatically replaced within minutes. Automatic battery and electric drive system health assessments are performed during each swap to enhance safety and reliability.

Since the establishment of our first battery swap station in 2018, we have been committed to the ongoing development and improvement of our Power Swap systems. Equipped with Lidars and NVIDIA DRIVE Orin X chips, our Power Swap Station 4.0 can conduct fully automatic swaps up to 480 times per day and support intelligent vehicle-station connectivity in complex environments.

As of December 31, 2025, we had 3,737 Power Swap Stations covering urban areas and expressways globally, through which we had completed over 96 million battery swaps cumulatively.

In August 2024, we announced the “Power Up Counties” plan to strengthen our charging and swapping network across all county-level administrative divisions in China. This initiative aims to provide a more convenient, efficient and comprehensive charging experience for our users. We have been collaborating with partners across transportation, energy and other sectors to jointly develop charging and swapping infrastructure. We expect to join hands with more partners to contribute towards the development of power network and the widespread adoption of battery swapping.

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

As of December 31, 2025, we had more than 27,000 Power Chargers and Destination Chargers in operation. We plan to further enhance charging efficiency and expand our charging network to cater to the growing user demand.

Power Mobile

Through Power Mobile, we provide on-demand charging services through fast charging vans equipped with our proprietary fast-charging technology. This service supplements our battery swapping and charging network, providing users with additional charging flexibility. Users are able to book Power Mobile services in advance through our apps.

Power Map

In addition to our own swapping and charging network, our users have access to a network of public chargers with real-time availability updates via Power Map in our apps, which consisted of over 2,680,000 publicly accessible charging piles globally as of December 31, 2025. In order to further improve the user experience, we have been working to increase the number of public chargers synchronized with Power Cloud.

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

Battery as a Service

Leveraging our vehicle-battery separation technology and battery subscription model, we offer Battery as a Service, or BaaS, an industry-first innovative model which allows users to purchase electric vehicles while subscribing for the usage of batteries separately. For each user opting for the BaaS model, we sell a battery to the Battery Asset Company, and the user subscribes for the usage of the battery from the Battery Asset Company. Under BaaS model, users can enjoy a deduction off the original vehicle purchase price while paying a monthly subscription fee to the Battery Asset Company for the battery usage. BaaS enables our users to benefit from lower vehicle purchase prices, flexible battery upgrade options and assurance of battery performance.

Battery Upgrade Service

Leveraging our battery-swapping technology, we currently provide battery upgrade services to our users, allowing permanent or flexible upgrades to batteries with higher capacities for an additional fee. This service supports flexible usage periods, including daily, monthly, and annual options. Users can utilize standard-range batteries for daily commutes or regular trips and temporarily upgrade to long-range batteries for long-distance journeys. The service allows nationwide battery pick-up and return, offering a convenient and cost-efficient solution while maximizing battery utilization efficiency.

Auto Financing

We have agreements with several commercial banks in China to assist users in acquiring financing for vehicle purchases. We also offer auto financing arrangements to users directly through our subsidiaries.

Used Vehicle Service

We have partnered with hundreds of used-car dealers and operate a dedicated online auction platform within our apps, enabling users to complete used-car transactions efficiently and conveniently.

Technical Service

We provide comprehensive technical services to external partners. For example, in February 2024, we entered into a technology license agreement with Forseven Limited, or Forseven. Under this agreement, we granted a non-exclusive and non-transferrable worldwide license to Forseven to use certain of our technical information, technical solutions, software and intellectual property rights related to or subsisting in our existing and future smart electric vehicle platforms within a certain period, for, among other things, the research and development, manufacturing, sales, import and export of vehicle models sold or marketed under Forseven’s brand, subject to the terms and conditions set forth in the agreement. In October 2025, Forseven’s rights and obligations under the license agreement were transferred to, and assumed by, McLaren Automotive, which replaced Forseven under these agreements.

Assisted Driving as a Service

In addition to offering a comprehensive suite of standard safety and drive assistance features, we offer a software-enabled, monthly subscription model for full-function assisted and intelligent driving. Our offerings include NIO Pilot and NOP+ for NIO brand users, OSD NOA for ONVO brand users and NOP for FIREFLY brand users. We typically offer a trial period for users to experience our assisted and intelligent driving features, which help stimulate adoption and support the sustainable growth of our subscription‑based software and service offerings in the long term.

User Development and User Community

We reach out to and engage with our users directly through our own offline and online platforms, to continuously expand our user community.

Physical Stores

We operate a network of physical stores as our offline channels to support brand presence, sales activities and user engagement across our NIO, ONVO and FIREFLY brands.

NIO Houses and NIO Spaces serve as offline channels for us to reach out to and serve our users for NIO and FIREFLY brands, as well as the offline platforms for our user community.

NIO Houses have showroom functions while serving as a clubhouse for our users and their friends. NIO Spaces are mainly showrooms for our brand, vehicles and services. As of December 31, 2025, we had 173 NIO Houses and 393 NIO Spaces in total globally.

ONVO Centers and ONVO Spaces serve as ONVO’s offline channels, designed to showcase products, facilitate sales, and foster engagement within the ONVO user community. As of December 31, 2025, we had a total of 419 ONVO Centers and ONVO Spaces in China.

Brand Apps

Our mobile apps for NIO, ONVO and FIREFLY are all designed to serve as a comprehensive portal, which allow users to not only place orders for and configure vehicles, but also to access vehicle control, power and other services, as well as to purchase lifestyle products. Most importantly, our apps function as online platforms for our user community.

Brand Events

Our annual NIO Day is an event jointly hosted by us and our users where we launch our new products and technologies and celebrate the user community. In December 2017 in Beijing, China, we held our first NIO Day and launched the ES8. We had since then held multiple NIO Days to launch new products and interact with our users in the subsequent years. Most recently, in September 2025, we held NIO Day 2025 in Hangzhou, China, with the official launch of the ET9 Horizon Edition and the All-New ES8.

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

Manufacturing

Vehicle Manufacturing

We currently produce our vehicles at our advanced F1, F2 and F3 manufacturing facilities in Anhui, China. Our production capacity is dynamically scaled and calibrated against our product roadmap and market demand.

In the past, we partnered with JAC for the joint manufacturing of our vehicles at the F1 and F2 Plants. In December 2023, we acquired the manufacturing equipment and assets of both plants from JAC. In addition, we have completed the filing process for our electric passenger vehicle investment project with the relevant authorities in Anhui province and have been included in the Ministry of Industry and Information Technology’s catalogue of approved manufacturers. Our manufacturing model has transitioned from joint manufacturing to independent manufacturing and we have terminated our joint manufacturing agreements with JAC.

Other Manufacturing

We have established our manufacturing facilities in China for the production of electric drive systems and other vehicle parts, with highly automated production lines and advanced manufacturing execution systems. We also manufacture Power Swap Stations and charging piles independently, as well as in collaboration with our partners.

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

We believe that our quality management system is the key to ensuring the delivery of high-quality products and services, minimizing waste and maximizing efficiency. Our All-Time Quality (ATQ) system is a user-centric framework that governs quality control across two dimensions. It operates horizontally across six core quality modules—software system, charging and battery swapping system, vehicle, smart hardware, electric drive system, and battery system. Simultaneously, it runs vertically through the entire product lifecycle, focusing on four key areas: early-stage design quality, partner quality, manufacturing and logistics quality, and user service quality. This integrated approach ensures that quality considerations, management, and targeted actions are embedded at every stage: from forward-looking planning during design, through stringent control of partners, technologies and processes in manufacturing, to continuously listening to user feedback and reiterating our processes after vehicle delivery. Driven by our core capabilities in vehicle lifecycle management, data intelligence, and fast closed-loop iteration, we are dedicated to advancing our user-centric ATQ system.

Certain Other Cooperation Arrangements

NIO China Strategic Investors

In February 2020, we entered into a collaboration framework agreement with the municipal government of Hefei, Anhui province, where our manufacturing hub is located. Subsequently from April to June 2020, we entered into definitive agreements, as amended and supplemented, or the NIO China Series A Agreements, for investments in NIO China with a group of investors, which we refer to as the Hefei Strategic Investors in this annual report. Under the NIO China Series A Agreements, the Hefei Strategic Investors agreed to invest an aggregate of RMB7 billion in cash into NIO Holding Co., Ltd. (previously known as NIO (Anhui) Holding Co., Ltd.), or NIO China, a legal entity that we wholly owned pre-investment. We agreed to inject our core businesses and assets in China, including vehicle research and development, supply chain, sales and services and NIO Power, collectively referred to as the Asset Consideration, valued at RMB17.77 billion in total, into NIO China, and invest RMB4.26 billion in cash into NIO China.

Pursuant to the NIO China Series A Agreements, NIO China established its headquarters in the Hefei Economic and Technological Development Area for its business operation, research and development, sales and services, supply chain and manufacturing functions.

In September 2020, February 2021 and September 2021, we, through one of our wholly-owned subsidiaries, purchased from certain Hefei Strategic Investors equity interests in NIO China and subscribed for newly increased registered capital of NIO China to increase our shareholding.

From March to December 2024, we entered into a series of definitive agreements, or the NIO China Series B Agreements, for investments in NIO China with a group of investors whom we refer to as the NIO China Series B Investors. Under the NIO China Series B Agreements, the NIO China Series B Investors agreed to invest an aggregate of RMB3.3 billion in cash to subscribe for newly issued shares of NIO China, and we agreed to inject an aggregate of RMB10 billion in cash to subscribe for newly issued shares of NIO China, which we collectively refer to as the NIO China Series B Investment. As of the date of this annual report, the NIO China Series B Strategic Investors have injected an aggregate of RMB2.8 billion in cash into NIO China, while we have injected an aggregate of RMB10 billion in cash into NIO China. We and the NIO China Series B Strategic Investors are working towards the completion of the remaining portion of the investment. In July 2025, pursuant to the NIO China Series B Investment Agreements, we exercised our right to make an additional investment of RMB20 billion in NIO China at the same price and on the same terms of the NIO China Series B Investment. In December 2025 and January 2026, we entered into agreements with certain investors of NIO China to purchase their holdings of approximately 1.08% of the equity interest of NIO China, which will be settled in three tranches by September 2026, for a total consideration of no more than RMB1.002 billion. As of the date of this annual report, we hold a controlling equity interest of 91.8% in NIO China. Following the completion of the cash injection and equity purchases discussed above, we expect our controlling equity interest to increase to 92.3%.

In connection with the NIO China Series B Investment, we entered into a shareholders agreement, or the NIO China Series B Shareholders Agreement, which is currently effective and superseded a previous shareholder agreement. We entered into the NIO China Series B Shareholders Agreement with the NIO China Series B Investors and the other existing shareholders of NIO China, which we collectively referred to as NIO China Strategic Investors.

Pursuant to the NIO China Series B Shareholders Agreement, the NIO China Strategic Investors have certain minority shareholder rights, including, among others, the right of first refusal, co-sale right, preemptive right, anti-dilution right, redemption right, liquidation preference and conditional drag-along right. In particular, the following rights, among others, directly relate to obligations of NIO Inc.:

●	Redemption right. Any NIO China Strategic Investor may require us and/or our Hong Kong holding vehicles, the immediate holding companies of NIO China, to redeem all or a portion of the equity interests in NIO China held by such NIO China Strategic Investor upon the occurrence of certain triggering events at a redemption price equal to the higher of: (i) the total investment amount paid by the NIO China Strategic Investor, plus an investment income calculated at a compound rate of 8.5% (with respect to NIO China Series A Investment) or 7.5% (with respect to NIO China Series B Investment) per annum; and (ii) the value of the equity interests requested for redemption by the NIO China Strategic Investor, based on the post-investment valuation of NIO China and its affiliates and controlled entities in the most recent financing round. In particular, if NIO China fails to complete the listing application or to issue the material assets restructuring plan related to the qualified initial public offering before December 31, 2027, or fails to complete the qualified initial public offering before December 31, 2028, the NIO China Strategic Investors may request us to redeem the equity interest in NIO China then held by them.
●	Share transfer restriction. Before NIO China completes its potential qualified initial public offering, without the prior written consent of the NIO China Strategic Investors, we may not directly or indirectly transfer, pledge or otherwise dispose of NIO China’s shares to a third party that may result in our shareholding in NIO China fall below 60%. A qualified initial public offering refers to NIO China’s shares being directly or indirectly listed on the Shanghai Stock Exchange, the Shenzhen Stock Exchange, or another overseas stock exchange approved by all shareholders of NIO China, through an initial public offering or a material assets restructuring with a listed company.
●	Liquidation preference. In the event that NIO China is liquidated, the NIO China Strategic Investors are guaranteed a minimum investment return equal to their capital contribution in NIO China by the NIO China Strategic Investors plus an investment income calculated at a compound interest rate of 8.5% (with respect to NIO China Series A Investment) or 7.5% (with respect to NIO China Series B Investment) per annum based on the total amount of their capital contribution. If the total consideration received by the NIO China Strategic Investors in such liquidation events is not sufficient to meet the guaranteed minimum investment return, we undertake to compensate separately the shortfall to the NIO China Strategic Investors in cash. Therefore, we could potentially be liable for the full amount of the minimum investment return under the NIO China Series B Shareholders Agreement, as subsequently amended.

We maintain effective control over NIO China through our significant shareholdings and corresponding voting rights in NIO China. As of the date of this annual report, we hold 91.8% controlling equity interests and corresponding voting rights in NIO China. According to the NIO China Series B Shareholders Agreement and NIO China’s articles of association, certain significant corporate matters requiring shareholders’ approval by law that fall into the protective provisions at the board of directors level shall be approved by the board of directors of NIO China before being presented to the shareholders for approval. Resolutions of the shareholders involving such significant corporate matters may be passed by shareholders holding at least two thirds of all valid voting power, while resolutions involving other matters may be passed by shareholders holding at least half of all valid voting power. Considering our controlling equity interests and corresponding voting rights in NIO China, we have the power to approve all corporate matters that are required to be approved by NIO China’s shareholders.

We also have effective control over the board of directors of NIO China through the majority representation and corresponding voting rights on its board. According to the NIO China Series B Shareholders Agreement, the current board of directors of NIO China consists of seven members, five of whom are designated by us and serve as directors or executive officers of the Company. The remaining two directors are designated by two of the NIO China Strategic Investors. Each of these two directors independently exercises voting rights on board matters without any act-in-concert arrangements between them or among the NIO China Strategic Investors. These two directors do not participate in the daily operations and management of NIO China outside of their board meeting participation. Moreover, if the aggregate equity holding of the NIO China Strategic Investors in NIO China is lower than 5%, the NIO China Strategic Investors shall not be entitled to nominate any directors.

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

Battery Asset Company

In August 2020, we and the Battery Asset Company Investors jointly established the Battery Asset Company. We and the Initial BaaS Investors each invested RMB200 million and held 25% equity interests in the Battery Asset Company at its establishment. Thereafter, the Battery Asset Company entered into agreements with new and existing investors, including us, for additional financing. As of the date of this annual report, NIO China beneficially owns approximately 16.5% of the equity interests in the Battery Asset Company.

Business Collaboration with McLaren Automotive

On February 26, 2024, we entered into a technology license agreement with Forseven. Pursuant to the technology license agreement, we granted a non-exclusive and non-transferrable worldwide license to Forseven to use certain of our technical information, technical solutions, software and intellectual property rights related to or subsisting in our existing and future smart electric vehicle platforms within certain period. In exchange, we will receive technology license fees comprising (i) a non-refundable, fixed upfront license fee, and (ii) royalties determined based on the future sales of Forseven vehicles that use the licensed technologies, if any. In addition to the technology license agreement, we also entered into various service agreements to assist Forseven to develop vehicles based on the technology license agreement for pre-agreed fees.

On August 26, 2025, in light of an internal restructuring of Forseven’s corporate group which resulted in the business and assets of Forseven being transferred to McLaren Automotive, we entered into certain deeds of novation and variation such that McLaren Automotive has replaced Forseven under the technology license agreement and the related service agreements.

Unless terminated in accordance with provisions provided therein, the technology license agreement will remain valid until the end of production of McLaren Automotive vehicles that use licensed technologies (if the license is used for such purpose) or the expiration of McLaren Automotive’s obligation to provide after-sales services to its users (if the license is used for such purpose). Either party may terminate the technology license agreement if the other party commits a material breach which is irremediable or not remedied within 60 days after receiving notice, or if other customary conditions are met. We may also terminate the technology license agreement under certain conditions, including if a company that owns one or more automotive brands and sells vehicles under such brand(s) to the market obtains control of McLaren Automotive.

Competition

The automotive market is highly competitive, and we compete with both NEV and ICE vehicles across multiple market segments. The electric vehicle industry continues to evolve, driven by shifting market demands, supportive policies for new energy vehicles, the expansion of charging infrastructure, and advancements in electric powertrain, battery and assisted and intelligent driving technologies. As more traditional OEMs and other enterprises with strong financial, engineering, manufacturing, and marketing capabilities enter the market, competition is expected to further intensify. Key competitive factors in the industry include brand recognition, product offerings, pricing, technological innovation, product design and performance, product quality and safety, service and charging solutions, user experience, and manufacturing capacity and efficiency. Our competitive advantages in this dynamic landscape lie in our continuously evolving products tailored to better meet customer needs, ongoing advancements in proprietary software and hardware technologies, comprehensive power solutions encompassing battery swapping, as well as an exceptional user experience.

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

As of December 31, 2025, we had 6,404 issued patents and 3,246 patent applications pending, including around 40% relating to vehicle engineering and design, around 35% relating to battery swapping, battery and electric powertrain, and the remaining 25% relating to core electric vehicle technologies such as intelligent driving and digital technologies. In addition, we had 6,910 registered trademarks and 835 pending trademark applications in the United States, China, Europe and other jurisdictions. As of December 31, 2025, we also held or otherwise had the legal right to use 334 registered copyrights for software or works of art and approximately 939 registered domain names, including www.nio.io. We intend to continue to file additional patent applications with respect to our technology.

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

We have continually enhanced our ESG practice with an unwavering dedication to sustainable development, and have received, among others, the following recognitions in 2025. In February, the 2025 Clean 200, which ranks the world’s largest 200 public companies by clean revenue, ranked us the 36th. In December, we were recognized as an annual exemplary company by the China Green Supply Chain Alliance and as an annual outstanding innovative company by the China Automobile Research Institute. Within the same month, our Circular Car Lab project also received the Automotive Sustaining Power Award 2025 at the 18th Annual International Automotive Technology Conference. These recognitions reflect our long-term efforts towards sustainable development.

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

At the product design and development stage, based on the philosophy of design for sustainability, we conduct comprehensive research on the availability and application of low-carbon technologies and materials, and apply them on our products to reduce the carbon emission and energy consumption of our product portfolio. During the manufacturing process, we continue to improve and carry forward its green manufacturing system by carrying out intensive green space construction, empowering digital management and committing to renewable energy utilization. In addition, we implemented water, aluminum and other scrap material recycling in our plant and aim to further expand our recycling efforts throughout the product lifecycle. In February 2026, our factory was designated as a national Green Factory by the Ministry of Industry and Information Technology, signifying a high recognition of our contribution to promoting green manufacturing and low-carbon economic development.

Moreover, we have initiated a series of activities together with different stakeholders to protect the environment and support the broader community. Working with the World Wide Fund for Nature and the United Nations Development Programme, we have supported 18 ecosystem co-conservation initiatives across the world by the end of 2025.

Social Sustainability

We are fully committed to being socially responsible and making a positive impact on the society. To inform our supply chain partner selections, in 2025, we developed a comprehensive set of evaluation criteria dedicated to the sustainability of our business partners, with over 100 criteria covering environmental protection, human rights protection, recycling and innovation, third-party disclosures, among others.

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

We have established various corporate social responsibility initiatives to comprehensively give back to the communities and to create value for the society. We have been the sponsor of the Formula Student Electric China, a competition event where college students design and race electric racing vehicles, for 11 consecutive years, allowing us to nurture the young talent for the future of the automotive industry. In addition, NIO Users Trust has been making continuous contributions to public welfare projects, including rural revitalization, emergency assistance, user care and charity donations, and collaborating with third-party organizations in various projects with the goal to achieve a balance between social benefits and economic development.

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

Insurance

We maintain various insurance policies required by PRC laws and regulations to safeguard against risks and unexpected events. We consider that the coverage from the insurance policies that we maintain is in line with the industry norm. For the years ended December 31, 2023, 2024 and 2025, we have not made, nor been the subject of, any material insurance claim.

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

Pursuant to the Circular on Further Strengthening the Admission, Recall, and Online Software Update Management for Intelligent Connected Vehicles jointly issued by the Ministry of Industry and Information Technology and the State Administration for Market Regulation on February 25, 2025, automobile manufacturers shall proactively assume the primary responsibility for product quality and safety, and enhance their capabilities relevant to the research and development and production of intelligent connected vehicle products and the conduct of OTA upgrading activities. For OTA upgrading activities that do not involve changes in the main technical parameters of products, enterprises can implement the upgrade after completing a required filing; in cases where changes in the main technical parameters of products are involved, enterprises shall not implement the upgrade until they have obtained a permit for the change of the product parameters and completed a required filing. OTA upgrading activities involving the autonomous driving function of automobiles shall obtain a corresponding permit in accordance with relevant provisions.

On August 13, 2025, the State Administration for Market Regulation and the Ministry of Industry and Information Technology jointly issued the Circular of the State Administration for Market Regulation and the Ministry of Industry and Information Technology on Strengthening the Supervision and Management of Product Recalls, Production Consistency, and Standardizing Publicity for Intelligent Connected New Energy Vehicles (Draft for Comment), which explicitly stipulates that enterprises shall develop and implement safety-priority functions for driver monitoring, warning, and emergency handling, while providing comprehensive safety prompts and instructions for combined driver assistance systems to prevent drivers from misusing such systems as autonomous driving functions. Furthermore, where safety prompts or instructions are inadequate, market regulation authorities may mandate improvements through product recalls, and enterprises must strictly comply with the management requirements of the Circular on Further Strengthening the Admission, Recall, and Online Software Update Management for Intelligent Connected Vehicles and relevant OTA laws and regulations. Enterprises shall ensure that intelligent connected new energy vehicles remain consistent with approved specifications without concealing defects through OTA updates and bear full responsibility for product safety.

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

On January 20, 2025, the general office of eight departments, including the Ministry of Commerce, jointly issued the Notice on Launching a Pilot Reform of Automobile Circulation and Consumption, which proposes that a pilot reform of the automobile market will be carried out during the period from 2025 to 2027 to stimulate the vitality of the automobile consumption market and promote the high-quality development of the automobile market. The pilot tasks mainly include: (i) stabilizing and expanding automobile consumption, (ii) promoting the efficient circulation of second-hand vehicles, (iii) cultivating a culture receptive to automobiles, (iv) improving the recycling system of scrapped automobiles, and (v) promoting the digital circulation and consumption of automobiles.

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

New Energy Vehicle License Plate

In recent years, in order to control the number of motor vehicles on the road, certain local governments have issued restrictions on the issuance of vehicle license plates. These restrictions generally do not apply to the issuance of license plates for new energy vehicles, which makes it easier for purchasers of new energy vehicles to obtain automobile license plates. For example, pursuant to the recently issued Implementation Measures on Encouraging Purchase and Use of New Energy Vehicles in Shanghai, which took effect on January 1, 2025 and remain valid until December 31, 2025, local authorities will issue new automobile license plates to qualified purchasers of new energy vehicles without requiring such qualified purchasers to go through certain license-plate bidding processes and to pay license-plate purchase fees as compared with purchasers of ICE vehicles.

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

On September 17, 2025, the Ministry of Industry and Information Technology issued the Safety Requirements for Intelligent and Connected Vehicles—Combined Driver Assistance Systems (Draft for Comment) to publicly solicit opinions on this mandatory national standard, which establishes a safety baseline for intelligent connected vehicle products by requiring that systems only be activated within their specifically designed operational design domains. The standard sets comprehensive technical safety requirements encompassing human-machine interaction, functional safety, safety of the intended functionality, cybersecurity, and data recording for functions such as single-lane, multi-lane, and navigation assistance. The standard mandates that systems possess hands-off and eyes-off detection capabilities, stipulating that if a driver exhibits hand or gaze disengagement while the system is active, the system shall issue prompts and warnings and, in the event the driver fails to respond timely to such warnings, steadily transition out of the activated state.

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

In November 2016, the Standing Committee of the National People’s Congress of China promulgated the Cyber Security Law of the PRC, which was amended on October 28, 2025 and took effect on January 1, 2026. The Cyber Security Law requires that a network operator take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. We are subject to such requirements as we are operating internet of vehicles, a website and mobile application and providing certain internet services mainly through our mobile application. The Cyber Security Law further requires network operators to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security and take corresponding remedial measures.

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

Regulations on Foreign Investment in China

Catalogue for the Guidance of Foreign Investment Industries

Investments in the PRC by foreign investors and foreign-invested enterprises were regulated by the Catalogue for the Guidance of Foreign Investment Industries, jointly promulgated by the Ministry of Commerce and NDRC on June 28, 1995 and amended from time to time. This catalogue was last repealed by the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), or the 2024 Negative List, which was jointly promulgated by the Ministry of Commerce and the NDRC on September 6, 2024 and took effect on November 1, 2024, and the Catalogue of Industries for Encouraging Foreign Investment (2025 Version), or the 2022 Encouraging Catalogue, which was jointly promulgated by the Ministry of Commerce and the NDRC on October 26, 2022 and took effect on January 1, 2023. The 2022 Encouraging Catalogue and the 2024 Negative List set out the industries and economic activities in which foreign investment in the PRC is encouraged, restricted or prohibited. Pursuant to the 2022 Encouraging Catalogue, the research and development and manufacture of key parts and components of NEVs fall within the encouraged catalogue, and the 2024 Negative List lifts the limit on foreign ownership of automakers for ICE passenger vehicles. However, the 2024 Negative List provides that foreign investors shall hold no more than 50% of the equity interest in a service provider operating certain value-added telecommunications services (other than for e-commerce, domestic multi-parties communications, storage and forwarding categories, call centers), and foreign investors are prohibited to invest in certain services related to autonomous driving.

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

Value-added Tax

Pursuant to the Value-added Tax Law of the PRC, promulgated on December 25, 2024 and effective on January 1, 2026, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, the sales of services, intangible assets and real property, and the importation of goods within the territory of the PRC shall be liable to pay value-added taxes, or VAT. The VAT tax rates are generally 13%, 9%, 6% and 0%. The Regulations for the Implementation of the Value-Added Tax Law of the PRC, promulgated on December 25, 2025 and effective on January 1, 2026, provides further details on the scope of the tax, applicable tax rate in specific situations, and calculation methods for the amount payable.

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

C.Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIEs, as of the date of this annual report:

Note:

(1)	Upon completion of an ongoing investment transaction, NIO Technology (Anhui) Co. Ltd. will hold an equity interest of 62.7% of GeniTech Co., Ltd.

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

Under the agreement, the service fee shall consist of 100% of the total consolidated profit of Beijing NIO, after the deduction of any accumulated deficit of Beijing NIO in respect of the preceding financial year(s), operating costs, expenses, taxes and other statutory contributions. Notwithstanding the foregoing, Shanghai NIO may adjust the scope and amount of services fees according to the Chinese mainland tax law and tax practices, and Beijing NIO will accept such adjustments. Shanghai NIO shall calculate the service fee on a monthly basis and issue a corresponding invoice to Beijing NIO. Notwithstanding the payment arrangements in the agreement, Shanghai NIO may adjust the payment time and payment method, and Beijing NIO will accept any such adjustment.

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

Exclusive Option Agreements between Shanghai NIO, Registered Shareholders and Beijing NIO

The exclusive option agreement, dated April 12, 2021, was executed among Shanghai NIO, Beijing NIO and the shareholders of Beijing NIO, namely Mr. Bin Li and Mr. Lihong Qin. We refer to Mr. Li and Mr. Qin as the Registered Shareholders. Under the exclusive option agreement, Shanghai NIO has the rights to require the Registered Shareholders to transfer any or all their equity interests in Beijing NIO to Shanghai NIO and/or a third party designated by it, in whole or in part at any time and from time to time, for considerations equivalent to the respectively outstanding loans owed to the Registered Shareholders (or part of the loan amounts in proportion to the equity interests being transferred) or, if applicable, for a nominal price, unless the government authorities or the Chinese mainland laws request that another amount be used as the purchase price, in which case the purchase price shall be the lowest amount under such request.

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

Upon the occurrence and during the continuance of an event of default (as defined in the equity pledge agreements), Shanghai NIO shall have the right to require Beijing NIO’s shareholders (i.e., the Registered Shareholders) to immediately pay any amount payable by Beijing NIO under the Exclusive Business Cooperation Agreement, repay any loans and pay any other due payments, and Shanghai NIO shall have the right to exercise all such rights as a secured party under any applicable Chinese mainland law and the equity pledge agreements, including without limitations, being paid in priority with the equity interests based on the monetary valuation that such equity interests are converted into or from the proceeds from auction or sale of the equity interest upon written notice to the Registered Shareholders.

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

D.Property, Plants and Equipment

Currently, we own land use rights with respect to a parcel of land in Nanjing of approximately 355,297 square meters and the ownership with respect to the plant thereon for a term ending on March 10, 2063, which are used for the manufacture of our electric powertrains. As of December 31, 2025, we also leased a number of our facilities in various cities in China, mainly facilities we use for user centers, warehouses, power management centers and sales, marketing, manufacture and customer service, with an aggregated floor area of approximately 5,985,895 square meters. As of December 31, 2025, we leased properties in North America for our North American headquarters and global software development center and our marketing, light assembly, research and development center with an aggregate floor area of 201,825 square feet; we leased properties in Europe for management, engineering and storage, design headquarters, and sales and marketing with an aggregate floor area of approximately 310,659 square meters.

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

In 2025, we delivered 326,028 vehicles, including 178,806 vehicles from our premium smart electric vehicle brand NIO, 107,808 vehicles from our family-oriented smart electric vehicle brand ONVO, and 39,414 vehicles from our small smart high-end electric car brand FIREFLY.

Key Line Items Affecting Our Results of Operations

Revenues

The following table presents our revenue components by amount and as a percentage of the total revenues for the periods indicated.

	Year Ended December 31
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Revenues:
Vehicle sales	49,257,270	88.6	58,234,086	88.6	76,883,876	10,994,248	87.9
Other sales(1)	6,360,663	11.4	7,497,473	11.4	10,603,634	1,516,299	12.1
Total revenues	55,617,933	100.0	65,731,559	100.0	87,487,510	12,510,547	100.0

Note:

(1)	Other sales are comprised as below:

	Year Ended December 31
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Other sales
Parts, accessories and after-sales vehicle services	2,337,490	4.2	3,324,321	5.1	4,174,135	596,893	4.8
Provision of power solutions	1,666,346	3.0	2,100,553	3.2	2,464,441	352,410	2.8
Others	2,356,827	4.2	2,072,599	3.1	3,965,058	566,996	4.5
Total	6,360,663	11.4	7,497,473	11.4	10,603,634	1,516,299	12.1

We currently generate revenues from vehicle sales, which represent revenues from sales of new vehicles, and other sales including (a) parts, accessories and after-sales vehicle services, including repair, maintenance, extended warranty services, service package and other vehicle-related services, (b) provision of power solutions, including provision of battery charging and swapping services, sales of charging piles, provision of BaaS-related services and other power solution services, (c) others, which mainly consist of technical services, used car sales, auto financing services, sales of lifestyle product merchandise and other products and services.

Cost of Sales

The following table presents our cost of sales components by amount and as a percentage of our total cost of sales for the period indicated.

	Year Ended December 31
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Cost of Sales:
Vehicle sales	(44,587,572)	84.8	(51,094,616)	86.3	(65,670,810)	(9,390,801)	86.9
Other sales	(7,978,565)	15.2	(8,144,181)	13.7	(9,900,995)	(1,415,823)	13.1
Total cost of sales	(52,566,137)	100.0	(59,238,797)	100.0	(75,571,805)	(10,806,624)	100.0

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

Gain/(Loss) on Extinguishment of Debt

Gain or loss on extinguishment of debt consists of gain or loss derived from repurchase of convertible notes.

Interest Expense

Interest expense primarily consists of interest expense with respect to our indebtedness and finance lease liabilities.

Share of Income/(Loss) of Equity Investees

Share of income or loss of equity investees primarily consists of our share of the losses, net of shares of gains of our investees in which, as of December 31, 2025, we held 1.0% to 51.0% in related equity interests. Our equity interests are accounted for using the equity method since we exercise significant influence but do not own a majority equity interest in or control those investees. For investees in which we held equity interest less than 20%, we can exercise significant influence over investees through participation and voting rights in the board of directors or investment committee. For investee in which we held equity interest of 51.0%, we cannot control the significant financial and operating decisions of this investee at our discretion according to the corporate government documents. Our share of income/(loss) of equity investees also includes the elimination of the unrealized intercompany profit in upstream and downstream transactions.

Other Income/(Loss), Net

Other income or loss primarily consist of foreign exchange gains or losses we incur based on movements between the U.S. dollar and the Renminbi. Other income also includes income from reimbursement from depository bank.

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

Under the PRC Enterprise Income Tax Law, research and development expenses incurred by an enterprise in the course of carrying out research and development activities that have not formed intangible assets are included in the profit and loss account for the current year. Besides deducting the actual amount of research and development expenses incurred, an enterprise is allowed an additional 100% deduction of the amount in calculating its taxable income for the relevant year. For research and development expenses that have formed intangible assets, the tax amortization is based on 200% of the costs of the intangible assets.

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

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Revenues:(1)
Vehicle sales	49,257,270	58,234,086	76,883,876	10,994,248
Other sales(3)	6,360,663	7,497,473	10,603,634	1,516,299
Total revenues	55,617,933	65,731,559	87,487,510	12,510,547
Cost of sales:(2)
Vehicle sales	(44,587,572)	(51,094,616)	(65,670,810)	(9,390,801)
Other sales	(7,978,565)	(8,144,181)	(9,900,995)	(1,415,823)
Total cost of sales	(52,566,137)	(59,238,797)	(75,571,805)	(10,806,624)
Gross profit	3,051,796	6,492,762	11,915,705	1,703,923
Operating expenses:(2)
Research and development(2)	(13,431,399)	(13,037,304)	(10,604,993)	(1,516,494)
Selling, general and administrative(2)	(12,884,556)	(15,741,057)	(16,087,747)	(2,300,517)
Other operating income, net	608,975	411,526	735,797	105,218
Total operating expenses	(25,706,980)	(28,366,835)	(25,956,943)	(3,711,793)
Loss from operations	(22,655,184)	(21,874,073)	(14,041,238)	(2,007,870)
Interest and investment income	2,210,018	853,728	761,658	108,916
Interest expenses	(403,530)	(798,363)	(885,248)	(126,589)
Gain/(loss) on extinguishment of debt	170,193	(4,480)	(14,660)	(2,096)
Share of income/(loss) of equity investees	64,394	(503,193)	(1,092,184)	(156,180)
Other income/ (loss), net	155,191	(98,143)	450,953	64,485
Loss before income tax expense	(20,458,918)	(22,424,524)	(14,820,719)	(2,119,334)
Income tax (expense)/benefit	(260,835)	22,815	(121,882)	(17,429)
Net loss	(20,719,753)	(22,401,709)	(14,942,601)	(2,136,763)
Other comprehensive (loss)/income
Change in unrealized losses related to available-for-sale debt securities, net of tax	(770,560)	—	—	—
Foreign currency translation adjustment, net of nil tax	11,514	149,668	(2,860)	(409)
Total other comprehensive (loss)/ income	(759,046)	149,668	(2,860)	(409)
Total comprehensive loss	(21,478,799)	(22,252,041)	(14,945,461)	(2,137,172)
Accretion on redeemable non-controlling interests to redemption value	(303,163)	(347,516)	(609,857)	(87,208)
Net (profit)/loss attributable to non-controlling interests	(124,051)	91,533	(18,220)	(2,605)
Other comprehensive loss attributable to non-controlling interests	156,026	—	—	—
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(21,749,987)	(22,508,024)	(15,573,538)	(2,226,985)

Notes:

(1)	We currently generate revenues from vehicle sales and other sales.
(2)	Share-based compensation expenses were allocated in cost of sales and operating expenses as follows:

Cost of sales	83,972	71,779	57,954	8,287
Research and development expenses	1,517,206	1,296,136	1,129,859	161,568
Selling, general and administrative expenses	767,863	560,597	602,914	86,216
Total	2,369,041	1,928,512	1,790,727	256,071
(3)

Other sales mainly consist of revenues from (a) parts, accessories and after-sales vehicle services, including repair, maintenance, extended warranty services, service package and other vehicle-related services, (b) provision of power solutions, including provision of battery charging and swapping services, sales of charging piles, provision of BaaS-related services and other power solution services, (c) others, which mainly consist of technical services, used car sales, auto financing services, sales of lifestyle product merchandise and other products and services.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Our revenues increased by 33.1% from RMB65,731.6 million in 2024 to RMB87,487.5 million (US$12,510.5 million) in 2025, primarily attributable to (i) an increase in vehicle sales by RMB18,649.8 million, as a result of an increase in vehicle delivery volume by 46.9% from 221,970 vehicles in 2024 to 326,028 vehicles in 2025, partially offset by a decrease in the average selling price of our vehicles mainly due to changes in product mix. In 2025, following the commencement of deliveries of firefly and NIO All-New ES8, the starting manufacturer’s suggested retail price (MSRP) of our mainstream models in China ranged from RMB119,800 to RMB406,800, compared with RMB206,900 to RMB358,000 in 2024, and (ii) an increase in other revenues by RMB1,213.7 million from sales of parts, accessories and after-sales vehicle services as well as the provision of power solutions, driven by continued growth in our user base, and (iii) the increase in sales of used cars and provision of technical services by RMB1,758.3 million.

Cost of sales

Our cost of sales increased by 27.6% from RMB59,238.8 million in 2024 to RMB75,571.8 million (US$ 10,806.6 million) in 2025, primarily attributable to (i) an increase in cost of vehicle sales by RMB14,576.2 million, as a result of an increase in vehicle delivery volume by 46.9%, partially offset by changes in our product mix and lower material cost per vehicle, (ii) the increase in cost of used car sales of RMB1,159.6 million, as a result of increased used car sales volume, and (iii) an increase in cost of provision of power solutions by RMB461.0 million, mainly as a result of higher depreciation and operating cost from the increased investment in our power network.

Gross Profit and Gross Margin

Our gross profit increased by 83.5% from RMB6,492.8 million in 2024 to RMB11,915.7 million (US$ 1,703.9 million) in 2025. The increase of gross profit compared to 2024 was mainly driven by (i) the increase in profit from vehicle sales of RMB4,073.6 million primarily due to an increase in vehicle delivery volume by 46.9%, (ii) the increase in profit from sales of parts, accessories and after-sales vehicle services of RMB903.6 million, and (iii) the increase in profit from provision of technical services of RMB344.8 million.

Gross margin in 2025 was 13.6%, compared with 9.9% in 2024. The increase of gross margin as compared to 2024 was mainly driven by the increase of vehicle margin.

Vehicle margin in 2025 was 14.6%, compared with 12.3% in 2024. Vehicle margin is the margin of new vehicle sales, which is calculated based on revenues and cost of sales derived from new vehicle sales only. The increase of vehicle margin as compared to 2024 was mainly driven by decreased material cost per vehicle, which is partially offset by changes in our product mix.

Other sales margin in 2025 was 6.6%, compared with negative 8.6% in 2024, which was mainly driven by (i) the increase in the gross margin of sales of parts, accessories and after-sales vehicle services as a result of cost reduction and efficiency improvement, (ii) the reduction in the gross loss rate from provision of power solutions due to continued growth in our user base, and (iii) the increase of revenue from provision of technical services with relatively higher margin.

Research and Development Expenses

Research and development expenses decreased by 18.7% from RMB13,037.3 million in 2024 to RMB10,605.0 million (US$1,516.5 million) in 2025, primarily due to decreased personnel costs in research and development functions of RMB1,187.7 million and decreased design and development costs of RMB862.5 million resulting from different stages of development for new products and technologies.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 2.2% from RMB15,741.1 million in 2024 to RMB16,087.7 million (US$2,300.5 million) in 2025, primarily due to increased employee compensation expense of RMB345.5 million and increased rental and related expense of RMB223.6 million, driven by our sales and service network expansion, partially offset by the decreased marketing and promotional expenses of RMB284.2 million as a result of our overall cost-saving efforts and the improved operational efficiency in marketing function.

Loss from Operations

As a result of the foregoing, we incurred a loss from operations of RMB14,041.2 million (US$2,007.9 million) in 2025, representing a decrease of 35.8% as compared to a loss of RMB21,874.1 million in 2024.

Interest and investment income

We recorded interest and investment income of RMB761.7 million (US$108.9 million) in 2025, representing a decrease of 10.8% as compared to RMB853.7 million in 2024, primarily due to lower average cash and cash equivalents balances throughout 2025 and partially offset by the increased fair value gains on our equity investments.

Interest Expenses

Our interest expenses increased from RMB798.4 million in 2024 to RMB885.2 million (US$126.6 million) in 2025, primarily due to additional finance leases.

Share of Loss of Equity Investees

Our share of loss of equity investees increased from RMB503.2 million in 2024 to RMB1,092.2 million (US$156.2 million) in 2025, primarily due to the impact of share of losses recorded from equity method investments, which included the elimination of the unrealized intercompany profit in upstream and downstream transactions.

Other (Loss)/Income, Net

We recorded other income of RMB451.0 million (US$64.5 million) in 2025, compared with other losses of RMB98.1 million in 2024, primarily due to an increase in foreign exchange gain of RMB552.7 million from the revaluation impact of overseas Renminbi-related assets as a result of the appreciation of Renminbi against U.S. dollars in 2025.

Income Tax (Expense)/Benefit

We recorded income tax expense of RMB121.9 million (US$17.4 million) in 2025, as compared to income tax benefit of RMB22.8 million in 2024, primarily due to the recognition of deferred tax liabilities in connection with the fair value change of our equity investments.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB14,942.6 million (US$2,136.8 million) in 2025, representing a decrease of 33.3% as compared to a net loss of RMB22,401.7 million in 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Our revenues increased by 18.2% from RMB55,617.9 million in 2023 to RMB65,731.6 million in 2024, primarily attributable to (i) an increase in vehicle sales by RMB8,976.8 million, as a result of an increase in vehicle delivery volume by 38.7%, partially offset by a decrease in the average selling price of our vehicles mainly due to changes in product mix, and (ii) an increase in other revenues by RMB1,497.1 million from sales of parts, accessories and after-sales vehicle services and provision of power solutions, as a result of continued growth in the number of our users, partially offset by (iii) the decrease in revenue from sales of used cars by RMB587.8 million.

Cost of sales

Our cost of sales increased by 12.7% from RMB52,566.1 million in 2023 to RMB59,238.8 million in 2024, primarily attributable to (i) an increase in cost of vehicle sales by RMB6,507.0 million, as a result of an increase in vehicle delivery volume by 38.7%, partially offset by lower material cost per vehicle and changes in our product mix, and (ii) an increase in cost of provision of power solutions and parts, accessories and after-sales vehicle services by RMB840.1 million, as a result of higher depreciation and operating cost from the increased investment in our power and service network, partially offset by (iii) the decrease in cost of used car sales of RMB746.4 million, as a result of decreased used car sales volume.

Gross Profit and Gross Margin

Our gross profit increased by 112.8% from RMB3,051.8 million in 2023 to RMB6,492.8 million in 2024. The increase of gross profit compared to 2023 was mainly driven by (i) the increase in profit from vehicle sales of RMB2,469.8 million primarily due to an increase in vehicle delivery volume by 38.7%, and (ii) the increase in profit from sales of parts, accessories and after-sales vehicle services with RMB850.1 million.

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

Research and Development Expenses

Research and development expenses decreased by 2.9% from RMB13,431.4 million in 2023 to RMB13,037.3 million in 2024, primarily due to decreased design and development costs of RMB457.6 million and decreased personnel costs in research and development functions of RMB169.3 million resulting from different stages of development for new products and technologies, partially offset by the incremental depreciation and amortization expenses of RMB270.3 million.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 22.2% from RMB12,884.6 million in 2023 to RMB15,741.1 million in 2024, primarily due to (i) increased employee compensation expense of RMB1,475.9 million driven by an increase in sales functions personnel, and (ii) increased marketing and promotional expenses of RMB766.4 million due to the increase in sales and marketing activities for new brands and products.

Loss from Operations

As a result of the foregoing, we incurred a loss from operations of RMB21,874.1 million in 2024, representing a decrease of 3.4% as compared to a loss of RMB22,655.2 million in 2023.

Interest and investment income

We recorded interest and investment income of RMB853.7 million in 2024, representing a decrease of 61.4% as compared to RMB2,210.0 million in 2023, primarily due to the fair value change of our equity investments.

Interest Expenses

Our interest expenses increased from RMB403.5 million in 2023 to RMB798.4 million in 2024, primarily due to the issuance of 2029 Notes and the 2030 Notes in September 2023 and the increased other financing arrangements.

Share of Income/(Loss) of Equity Investees

We recorded share of loss of equity investees of RMB503.2 million in 2024, as compared to share of income of equity investees of RMB64.4 million in 2023, primarily due to the share of losses recorded from our equity investments measured under equity method in 2024.

Other (Loss)/Income, Net

We recorded other losses of RMB98.1 million in 2024, compared with other income of RMB155.2 million in 2023, primarily due to an increase in foreign exchange loss of RMB253.2 million from the revaluation impact of overseas Renminbi-related assets as a result of the depreciation of Renminbi against U.S. dollars in 2024.

Income Tax (Expense)/Benefit

We recorded income tax benefit of RMB22.8 million in 2024, as compared to income tax expense of RMB260.8 million in 2023, primarily due to the reversion of deferred tax liabilities in connection with the fair value change of our equity investments.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB22,401.7 million in 2024, representing an increase of 8.1% as compared to a net loss of RMB20,719.8 million in 2023.

B.Liquidity and Capital Resources

Cash Flows and Working Capital

We had net cash used in operating activities of RMB1,381.5 million in 2023, net cash used in operating activities of RMB7,849.2 million in 2024, and net cash provided by operating activities of RMB2,992.6 million (US$427.9 million) in 2025.

As of December 31, 2025, we had a total of RMB45,864.2 million (US$6,558.5 million) in cash and cash equivalents, restricted cash (including non-current restricted cash) and short-term investments. As of December 31, 2025, 97.1% of our cash and cash equivalents and restricted cash (including non-current restricted cash) and short-term investments were denominated in Renminbi and held in PRC and Hong Kong and the other cash and cash equivalents and restricted cash (including non-current restricted cash) and short-term investments were mainly denominated in US$ and held in the PRC, Hong Kong and the United States. Our cash and cash equivalents consist primarily of cash on hand, time deposits and highly liquid investments placed with banks, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

As of December 31, 2025, we had bank credit quotas with an aggregate amount of RMB77,756.6 million (US$11,119.0 million), which consists of non-collateral based bank credit quotas of RMB7,752.2 million (US$1,108.5 million) and collateral-based bank credit quotas of RMB70,004.4 million (US$10,010.5 million). Out of the total non-collateral based bank credit quotas, RMB2,480.0 million (US$354.6 million), RMB690.0 million (US$98.7 million), and RMB237.0 million (US$33.9 million) were used for bank borrowing, issuance of letters of guarantee, and bank’s acceptance notes, respectively. Out of the total collateral-based bank credit quotas, RMB24,447.5 million (US$3,495.9 million), RMB8,088.3 million (US$1,156.6 million) and RMB102.1 million (US$14.6 million) were used for issuance of bank’s acceptance notes, letters of guarantee and letter of credit respectively.

As of December 31, 2025, we had RMB5,347.9 million (US$764.7 million) and RMB8,626.3 million (US$1,233.5 million) in total short-term and long-term borrowings outstanding, respectively. The borrowings outstanding primarily consisted of the 2029 Notes and 2030 Notes, our short-term and long-term bank debt, and other financing arrangement.

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

As of the date of this annual report, based on the outstanding principal amount of the 2027 Notes, the 2029 Notes and the 2030 Notes and the highest conversion rate under each indenture, the maximum number of ADSs that would be issued in connection with the outstanding convertible notes is approximately 134.5 million.

In January 2021, we issued US$750 million aggregate principal amount of 0.00% convertible senior notes due 2026, or the 2026 Notes, and US$750 million aggregate principal amount of 0.50% convertible senior notes due 2027, or the 2027 Notes. The 2026 Notes matured on February 1, 2026, and we repaid the then outstanding 2026 Notes that had not been redeemed, repurchased or converted in full. Substantially all of the 2027 Notes have also been repurchased or exchanged, with an aggregate principal amount of US$0.2 million outstanding as of December 31, 2025.

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

We incurred significant losses in the past and only started to record net profit in the fourth quarter of 2025. We incurred net losses of RMB20,719.8 million, RMB22,401.7 million and RMB14,942.6 million (US$2,136.8 million) for the years ended December 31, 2023, 2024 and 2025, respectively. In addition, although we generated positive operating cash flows in 2025, we had negative operating cash flows of RMB1,381.5 million and RMB7,849.2 million in 2023 and 2024, respectively. Therefore, our ability to continue as a going concern is largely dependent on the successful implementation of our management’s business plan to mitigate these adverse conditions, which includes growing our revenue by increasing the sales volume of electric vehicles, optimizing our operation efficiency, maintaining a reasonable working capital turnover rate by managing collection of receivables and settlement of payables, and raising funds from banks under available credit quotas and other sources when needed. We have prepared a cash flows forecast covering the twelve months from the date of issuance of the consolidated financial statements after giving consideration to our business plan as noted above and the evaluation of the probability of the successful implementation of such business plan. We have assessed the uncertainties as to the successful execution of such business plan and concluded it is probable that the business plan will be effectively implemented, and our available cash and cash equivalents, restricted cash and short-term investments, cash generated from operating activities and funds from available credit quotas and other sources will be sufficient to support our continuous operations and necessary capital expenditures, and to meet our payment obligations when liabilities fall due within the twelve months from the date of issuance of the consolidated financial statements.

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

The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Summary of Consolidated Cash Flow Data:
Net cash used in operating activities before movements in working capital	(14,466,984)	(11,461,099)	(2,819,656)	(403,206)
Changes in operating assets and liabilities	13,085,438	3,611,931	5,812,268	831,143
Net cash (used in)/provided by operating activities	(1,381,546)	(7,849,168)	2,992,612	427,937
Net cash used in investing activities	(10,885,375)	(4,958,493)	(11,459,690)	(1,638,714)
Net cash provided by financing activities	27,662,881	1,772,483	6,844,360	978,730
Effects of exchange rate changes on cash, cash equivalents and restricted cash	70,254	161,039	(16,256)	(2,324)
Net increase/(decrease) in cash, cash equivalents and restricted cash	15,466,214	(10,874,139)	(1,638,974)	(234,371)
Cash, cash equivalents and restricted cash at beginning of the year	23,155,293	38,621,507	27,747,368	3,967,821
Cash, cash equivalents and restricted cash at end of the year	38,621,507	27,747,368	26,108,394	3,733,450

Operating Activities

Net cash provided by operating activities was RMB2,992.6 million (US$427.9 million) in 2025, as compared to net cash used in operating activities was RMB7,849.2 million in 2024, primarily due to a decrease in net loss excluding non-cash and non-operating items of RMB8,641.4 million and favorable changes in net operating assets and liabilities of RMB2,200.4 million. The decrease in net loss excluding non-cash and non-operating items was higher than the decrease in net loss, primarily due to changes in non-cash and non-operating items such as depreciation and amortization and amortization of right-of-use assets as a result of increased expenditure on long-lived assets. The favorable changes in net operating assets and liabilities was mainly due to the net positive effect on cash flow of RMB12,204.4 million from movements of trade and notes payable and inventories mainly attributable to the increased purchase and production due to business growth in the second half of 2025, partially offset by (i) the net negative effect on cash flow of RMB6,579.5 million from movements of trade and notes receivable, non-current portion of auto financing receivables and amounts due from related parties mainly attributable to one-time cash inflow from derecognition of transferred assets under asset-backed securitization arrangements in 2024, and increased sales volume, and (ii) the net negative effect on cash flow of RMB3,012.0 million from movements of contract liabilities and payables to BaaS users mainly attributable to the fulfillment of contractual obligations.

Net cash used in operating activities was RMB7,849.2 million in 2024, as compared to a net loss of RMB22,401.7 million. The difference was primarily attributable to (i) non-cash items of RMB10,940.6 million, which primarily consisted of depreciation and amortization of RMB5,875.5 million, share-based compensation expenses of RMB1,928.5 million, and amortization of right-of-use assets of RMB1,825.2 million, and (ii) a net increase in changes in operating assets and liabilities by RMB3,611.9 million, which was primarily attributable to an increase in trade and notes payable of RMB4,717.2 million, a decrease in trade and notes receivable of RMB2,985.8 million, and a decrease in other non-current assets of RMB1,385.1 million, partially offset by an increase in amounts due from related parties of RMB5,980.9 million.

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

Investing Activities

Net cash used in investing activities increased by RMB6,501.2 million to RMB11,459.7 million (US$1,638.7 million) in 2025 from RMB4,958.5 million in 2024. The increase was mainly due to the increased net cash outflows of RMB10,244.5 million from purchases and sale of short-term investments as a result of our cash and investment management, partially offset by decreased cash investment in capital expenditure of RMB2,922.5 million which was attributable to timing effect according to payment schedule.

Net cash used in investing activities was RMB4,958.5 million in 2024, primarily attributable to (i) purchase of short-term investments of RMB45,957.6 million, and (ii) purchase of property, plant and equipment and intangible assets of RMB9,142.3 million, partially offset by proceeds from maturities of short-term investments of RMB50,413.9 million.

Net cash used in investing activities was RMB10,885.4 million in 2023, primarily attributable to (i) purchase of short-term investments of RMB43,899.1 million, and (ii) purchase of property, plant and equipment and intangible assets of RMB14,340.8 million, inclusive of VAT input, partially offset by proceeds from maturities of short-term investments of RMB47,753.6 million.

Financing Activities

Net cash provided by financing activities increased by RMB5,071.9 million to RMB6,844.4 million (US$978.7 million) in 2025 from RMB1,772.5 million in 2024. The increase was mainly due to the cash inflows of RMB11,854.7 million from the issuance of ordinary shares, partially offset by (i) the decreased cash inflows of RMB6,473.8 million from proceeds from borrowings and capital injection from redeemable non-controlling interests, and (ii) increased cash outflows of RMB776.4 million from repayments of borrowings. These changes were attributable to our cash management in financing activities based on cash needs.

Net cash provided by financing activities was RMB1,772.5 million in 2024, primarily attributable to proceeds from borrowings from third parties of RMB9,218.9 million and capital injection from redeemable non-controlling interests of RMB3,295.5 million, partially offset by repayments of borrowings from third parties of RMB7,512.8 million and repurchase of convertible senior notes of RMB3,302.2 million.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2025 primarily include our capital commitments, operating and financing lease obligations, short-term and long-term borrowings, and convertible notes, as below:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(in RMB thousands)
Capital commitments	4,189,169	4,150,450	38,719	—	—
Operating lease obligations	16,363,541	2,420,506	3,804,226	2,658,616	7,480,193
Finance lease obligations	7,203,140	409,668	789,353	754,166	5,249,953
Short-term and long-term borrowings	6,564,512	5,564,453	745,504	165,802	88,753
Convertible notes	8,919,446	348,180	8,571,266	—	—
Total	43,239,808	12,893,257	13,949,068	3,578,584	12,818,899

Our capital commitments are commitments in relation to the purchase of property and equipment including leasehold improvements.

Our operating and finance lease obligations consist of leases in relation to certain manufacturing plant, offices and buildings and other properties for our sales and service network.

Our short-term and long-term borrowings represent borrowings with maturity from one to seven years.

Our convertible notes that remained outstanding as of December 31, 2025 represented (i) the 2026 Notes with outstanding principal amount of US$912,000 as of December 31, 2025, which have matured in February 2026, (ii) the 2027 Notes with outstanding principal amount of US$213,000 as of December 31, 2025, which will mature in February 2027, (iii) the 2029 Notes with outstanding principal amount of US$575.0 million as of December 31, 2025, which will mature in October 2029 and (iv) the 2030 Notes with outstanding principal amount of US$575.0 million as of December 31, 2025, which will mature in October 2030.

We intend to fund our existing and future material cash requirements with our existing cash balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, mortgages and charges or guarantees as of December 31, 2025. As of December 31, 2025, save as disclosed in our consolidated financial statements included elsewhere in this annual report, we did not have significant contingent liabilities. As of December 31, 2025, save as disclosed in this section, we did not have any significant bank overdrafts, loans and other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges hire purchase commitments or other outstanding material contingent liabilities.

Capital Expenditures

In 2023, 2024 and 2025, our capital expenditures were mainly used for the acquisition of property, plant and equipment which consisted primarily of charging and battery swap equipment, mold and tooling, production facilities, IT equipment, research and development equipment, leasehold improvements mainly for NIO Houses and NIO Spaces, delivery and servicing centers, Power Swap Stations and laboratories as well as equity investments. We made capital expenditures of RMB14,762.5 million, RMB9,534.7 million and RMB6,630.7 million (US$948.2 million) in 2023, 2024 and 2025, respectively. We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business, and that our level of capital expenditures will be significantly affected by user demand for our products and services. The fact that we have a limited operating history means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. To the extent the proceeds of securities we have issued and cash flows from our business activities are insufficient to fund future capital requirements, we may need to seek equity or debt financing. We will continue to make capital expenditures to support the expected growth of our business.

Holding Company Structure

NIO Inc. is a holding company with no material operations of its own. We conduct our operations in China primarily through our PRC subsidiaries, and, to a much lesser extent, the VIEs, and NIO Insurance Broker Co., Ltd., the subsidiary of Anhui NIO DT. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds, staff bonuses and welfare funds at its discretion, and the VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. The VIEs did not have any material assets or liabilities as of December 31, 2025. In the future, we expect (i) Beijing NIO to focus on value-added telecommunications services, including, without limitation, performing internet services as well as holding certain related licenses; (ii) Anhui NIO AT to focus on assisted and intelligent driving services, including, without limitation, performing certain services as well as holding certain related licenses; and (iii) Anhui NIO DT to focus on insurance brokerage services, including, without limitation, performing insurance brokerage services as well as holding certain related licenses through its subsidiary.

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

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bin Li	51	Chairman and Chief Executive Officer
Lihong Qin	52	Director and President
Feng Shen	62	Executive Vice President
Xin Zhou	55	Executive Vice President
Yu Qu	47	Chief Financial Officer
Ganesh V. Iyer	58	Chief Executive Officer of NIO U.S.
Hai Wu	57	Independent Director
Denny Ting Bun Lee	58	Independent Director
Yu Long	53	Independent Director
Yonggang Wen	48	Independent Director
Eddy Georges Skaf	52	Non-Executive Director
Nicholas Paul Collins	51	Non-Executive Director

Mr. Bin Li is our founder and has served as chairman of the board since our inception and our chief executive officer since March 2018. Since July 2021, Mr. Li has served as a director of Uxin Limited (Nasdaq: UXIN), a leading e-commerce platform for buying and selling used cars in China. From 2015 to 2025, Mr. Li served as a director of Dida Inc. (HKEX: 2559), an online shared mobility company. In 2000, Mr. Li co-founded Beijing Bitauto E-Commerce Co., Ltd. and served as its director and president until 2006. From 2010 to 2020, Mr. Li served as chairman of the board of directors at Bitauto Holdings Limited (previously listed on NYSE with stock code BITA), a former NYSE-listed automobile service company and a leading automobile service provider in China. In 2002, Mr. Li co-founded Beijing Creative & Interactive Digital Technology Co., Ltd. as the chairman of the board of directors and had served as its president and director. Mr. Li received his bachelor’s degree in sociology from Peking University.

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

Mr. Hai Wu has served as our independent director since July 2016. Mr. Wu has served as a managing partner of Cenova Capital since May 2019. He has extensive experience in investments and management. Prior to Cenova Capital, Mr. Wu served as an executive director of China at Temasek Holdings Advisors (Beijing) Co., Ltd. since April 2014. Prior to that, Mr. Wu was the chief executive officer at Ramaxel Technology (Shenzhen) Limited from April 2012 to February 2014 and a managing director at CITIC Private Equity Funds Management Co., Ltd. from March 2010 to May 2012. Prior to that, Mr. Wu had served at Beijing Branch office of McKinsey & Company for more than ten years and was elected as global partner until February 2010. He also served as a non-executive director of COFCO Meat Holdings Limited (HKEX: 1610) from September 2015 to December 2017. He received a bachelor’s degree in physiology from Peking University, a master’s degree in business administration from the Johnson School of Management, Cornell University and a doctoral degree in biomedical science from Rutgers University.

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

Ms. Yu Long has served as our independent director since July 2021. Ms. Long currently serves as the Founding and Managing Partner of BAI Capital. She also serves as a member of Bertelsmann Group Management Committee and the governor of China Venture Capital and Private Equity Association. Formerly, Ms. Long was the Chief Executive Officer of Bertelsmann China Corporate Center and the Managing Partner of Bertelsmann Asia Investments. Ms. Long was the first Chinese member of Stanford Graduate School of Business Advisory Council and served as a member from 2015 to 2021. She was named Young Global Leader by World Economic Forum (WEF) in 2011 and had active involvement in WEF. Ms. Long serves as an independent director on the boards of directors of Tapestry Inc. (NYSE: TPR, its portfolio includes Coach, Stuart Weitzman and Kate Spade), Estée Lauder Companies Inc. (NYSE: EL), and the Hongkong and Shanghai Banking Corporation Limited. Ms. Long received a bachelor’s degree in electrical engineering from University of Electronic Science and Technology of China and an MBA from Stanford Graduate School of Business.

Mr. Yonggang Wen has served as our independent director since November 2023. Mr. Wen currently serves as a Full Professor and President’s Chair of Computer Science and Engineering at Nanyang Technological University, Singapore. He is a Fellow of the Institute of Electrical and Electronics Engineers (IEEE, the world’s largest technical professional organization), a Fellow of Singapore Academy of Engineering, and a Distinguished Member of Association for Computing Machinery. He also serves as the Director of the Centre for Computational Technologies in Finance, and has been the Vice Provost (Graduate Education) and Dean of Graduate College at Nanyang Technological University since January 2024. Mr. Wen has served as chairman and director of Red Dot Analytics Pte Ltd in Singapore since 2016. His career has been marked by pioneering work in applying learning-based techniques to system prototyping and performance optimization for large-scale networked computer systems. He has received numerous awards for his contributions, including the 2020 IEEE Industrial Technical Excellence Award, the 2019 Nanyang Research Award and the 2016 Nanyang Award in Innovation and Entrepreneurship. Professor Wen also has a strong record of leadership in academic and research roles, including serving as the Chair for IEEE ComSoc Multimedia Communication Technical Committee from 2014 to 2016 and the Editor in Chief of IEEE Transactions on Multimedia from 2023 to 2025. Professor Wen received his PhD in electrical engineering and computer science from Massachusetts Institute of Technology in 2008.

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

Mr. Nicholas Paul Collins has served as our non-executive director since February 2024. Mr. Collins has served as the chief executive officer of Forseven Limited since January 2024 until October 2025, when Forseven Limited was consolidated with McLaren Automotive Limited. Mr. Collins has served as the chief executive officer of McLaren Group Holdings Limited since April 2025. Prior to these roles, Mr. Collins worked at Jaguar Land Rover from March 2015 to December 2023 in various capacities, including a director of both Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited, and an executive director of vehicle programs at Jaguar Land Rover Limited. Mr. Collins began his career in the automotive industry in 1993 and has extensive experience in global product development, product and business strategy, and vehicle development and launch across Ford Motor Company and Jaguar Land Rover. Mr. Collins received his master’s degree in mechanical engineering from University of Nottingham in 1998, and an MBA from Henley Management College in 2004.

B.          Compensation

For the year ended December 31, 2025, we paid an aggregate of approximately US$2.2 million in cash to our directors and executive officers. For share incentive grants to our directors and executive officers, see “—Stock Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Stock Incentive Plans

We adopted share incentive plans in 2015, 2016, 2017, 2018, and 2024, which we refer to as the 2015 Plan, the 2016 Plan, the 2017 Plan, the 2018 Plan and the 2024 Plan, respectively, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Each of the 2015 Plan, 2016 Plan and 2017 Plan has a term of 10 years and the 2015 Plan expired in 2025. Each of the 2018 Plan and 2024 Plan has a term of 5 years and the 2018 Plan expired in 2023. The terms of the 2015 Plan, the 2016 Plan and the 2017 Plan are substantially similar, and the terms of the 2018 Plan and the 2024 Plan are substantially similar.

The maximum number of Class A ordinary shares which may be issued pursuant to all awards are 46,264,378 under the 2015 Plan, 18,000,000 under the 2016 Plan and 33,000,000 under the 2017 Plan. The maximum number of shares available for issuance pursuant to all awards under the 2018 Plan was initially 23,000,000 Class A ordinary shares, and the amount automatically increased at the beginning of each new year by the number of shares representing 1.5% of the then total issued and outstanding share capital of our company as of the end of the prior year during the term of the 2018 Plan. The maximum number of shares available for issuance pursuant to all awards under the 2024 Plan was initially 19,288,470 Class A ordinary shares, and the amount automatically increases at the beginning of each new year by the number of shares representing 1.2% of the then total issued and outstanding share capital of our company as of the last day of the immediately preceding fiscal year during the term of the 2024 Plan. In addition, any awards not granted under an earlier plan when it terminates are automatically added to the 2024 Plan. As of March 31, 2026, awards to purchase an aggregate amount of 83,205,685 Class A ordinary shares under the 2015 Plan, the 2016 Plan, the 2017 Plan, the 2018 Plan and the 2024 Plan had been granted and were outstanding, excluding awards that were forfeited or cancelled after the grant dates.

On March 6, 2026, we adopted the 2026 Share Incentive Plan, which we refer to as the 2026 Plan, under which a maximum aggregate amount of 248,454,460 Class A ordinary shares may be issued, representing 10% of our total outstanding shares as of February 28, 2026. The 2026 Plan has a term of 12 years. We subsequently granted 248,454,460 restricted share units to Mr. Bin Li, our founder, chairman of the board of directors and chief executive officer. The restricted share units are divided into ten equal tranches, and the vesting of each tranche is contingent upon our achievement of specific performance targets and Mr. Li’s continued service in key positions of the Company.

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

The following paragraphs describe the principal terms of the 2018 Plan and the 2024 Plan.

Types of Awards. These two plans permit the awards of options, restricted shares or any other type of awards that the committee grants.

Plan Administration. Our board of directors or a committee of one or more members of our board of directors shall administer these two plans. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under these two plans are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to the employees, directors and consultants of our company. However, we may grant incentive share options only to our employees, parent and subsidiaries.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of an option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is five years from the date of a grant under the 2018 Plan and ten years from the date of a grant under the 2024 Plan.

Transfer Restrictions. Awards may not be transferred in any manner by the grantee other than by will or the laws of descent and distribution, except as otherwise determined by the plan administrator.

Termination and amendment. Unless terminated earlier, each of these two plans has a term of five years. Our board of directors has the authority to amend or terminate the plans. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the grantee.

The following paragraphs describe the principal terms of the 2026 Plan.

Types of Awards. The 2026 Plan permits the awards of options, restricted share units or any other type of awards that the plan administrator grants.

Plan Administration. Our board of directors or a committee of one or more members of our board of directors shall administer the 2026 Plan. The committee or the full board of directors, as applicable, shall determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2026 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to the employees, directors and consultants of our company. However, we may grant incentive share options only to our employees.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of an option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is twelve years from the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the grantee other than (i) by inheritance or distribution by will or pursuant to an effective civil judgment or ruling or (ii) by trusts or companies established in connection with any employee benefit plan of the Company for the benefit of employees, except as otherwise determined by the plan administrator.

Termination and amendment. Unless terminated earlier, the 2026 Plan has a term of twelve years from March 6, 2026. Our board of directors has the authority to amend or terminate the plans. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the grantee.

In November 2025, as approved by our board of directors and compensation committee, we entered into exchange agreements with certain directors and executive officers pursuant to which they agreed to terminate certain of their options under prior plans in exchange for new options under the 2024 Plan. The new options represent the rights to purchase the same number of shares with the same exercise price as the terminated options, but expire on the fifth anniversary of their grant date, resulting in an extension of the terminated options in effect.

The following table summarizes, as of March 31, 2026, the awards granted under the 2015 Plan, the 2016 Plan, the 2017 Plan, the 2018 Plan, the 2024 Plan and the 2026 Plan to several of our executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Class A Ordinary
Shares Underlying
Options and
	Restricted Share	Exercise Price
Name	Units	(US$/Share)	Date of Grant	Date of Expiration
Bin Li	261,962,269 (1)	2.55; N/A	From March 1, 2018 to	From February 29, 2028 to
			March 11, 2026	March 11, 2038 (2)
Lihong Qin	*	2.55; 2.39; N/A	From February 1, 2018 to	From January 31, 2028 to
			December 31, 2025	April 1, 2030 (2)

Xin Zhou	*	2.55; 2.05; 2.39; N/A	From February 26, 2015 to	From January 31, 2028 to
			December 31, 2025	December 31, 2030 (2)

Denny Ting Bun Lee	*	N/A	From September 12, 2018 to	N/A
March 4, 2025
Hai Wu	*	3.61; N/A	From May 29, 2019 to	December 31, 2030 (2)
November 6, 2025
June 10, 2021
November 3, 2023
Feng Shen	*	1.8; 2.55; 2.05; 2.39; N/A	From December 31, 2017 to	From December 30, 2027 to
			February 5, 2026	April 1, 2030 (2)

Yu Qu	*	0.61; 2.55; 3.61; 2.05; 1.94; 2.39; N/A	From December 1, 2016 to	From November 30, 2026 to
			December 31, 2025	December 31, 2030 (2)

Ganesh V Iyer	*	0.27; 2.55; 2.05; 2.39; N/A	From May 3, 2016 to	From February 29, 2028 to
			February 5, 2026	December 31, 2030 (2)

Yu Long	*	N/A	From July 12, 2021 to	N/A
November 6, 2025
Yonggang Wen	*	N/A	From November 3, 2023 to	N/A
November 6, 2025
Eddy Georges Skaf	*	N/A	From February 7, 2024 to	N/A
February 5, 2026
Nicholas Paul Collins	*	N/A	From February 7, 2024 to	N/A
February 5, 2026
Total	281,056,504 (1)

Note:

*Less than one percent of our total outstanding shares.

(1)	Includes 248,454,460 restricted share units granted pursuant to the 2026 Share Incentive Plan, which consist of ten tranches. The vesting of each tranche is subject to the satisfaction of certain performance conditions.
(2)	Includes certain restricted share units that do not have expiration dates.

As of March 31, 2026, non-executive officers and other grantees as a group held awards to purchase 54,790,046 Class A ordinary shares of our company. The exercise prices of the options outstanding as of March 31, 2026 ranged from US$0.1 to US$48.45 per share.

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

D.          Employees

As of December 31, 2023, 2024 and 2025, we had 32,820, 45,635 and 35,032 full-time employees. The following table sets forth the numbers of our employees categorized by function as of December 31, 2025.

As of December 31, 2025
User experience (sales and marketing and service)	16,885
Product and software development	6,912
Manufacturing	9,653
General administration	1,582
Total number of employees	35,032

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

E.          Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2026 with respect to:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 2,505,667,022 ordinary shares outstanding as of March 31, 2026, comprising of 2,357,167,022 Class A ordinary shares (excluding 23,025,119 Class A ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our stock incentive plans) and 148,500,000 Class C ordinary shares.

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

	Class A	Class C	Total
	ordinary	ordinary	ordinary		% of
	shares	shares	shares	% of	aggregate
	beneficially	beneficially	beneficially	beneficial	voting
	owned	owned	owned	ownership	power†
Directors and Executive Officers*:
Bin Li(1)	30,475,479	148,500,000	178,975,479	7.1	34.0
Lihong Qin(2)	13,968,262	—	13,968,262	0.6	0.3
Feng Shen(3)	1,562,947	—	1,562,947	0.1	0.0
Xin Zhou(4)	1,693,167	—	1,693,167	0.1	0.0
Yu Qu(5)	1,151,673	—	1,151,673	0.0	0.0
Ganesh V. Iyer(6)	1,215,762	—	1,215,762	0.0	0.0
Hai Wu(7)	400,000	—	400,000	0.0	0.0
Denny Ting Bun Lee(8)	360,765	—	360,765	0.0	0.0
Yu Long(9)	150,000	—	150,000	0.0	0.0
Yonggang Wen(10)	120,000	—	120,000	0.0	0.0
Eddy Georges Skaf(11)	120,000	—	120,000	0.0	0.0
Nicholas Paul Collins(12)	120,000	—	120,000	0.0	0.0
All Directors and Executive Officers as a Group	51,338,055	148,500,000	199,838,055	7.9	34.4
Principal Shareholders:
Founder vehicles(13)	16,967,776	148,500,000	165,467,776	6.6	34.0
CYVN Investments RSC Ltd(14)	418,833,157	—	418,833,157	16.7	11.8

*     Except where otherwise disclosed in the footnotes below, the business address of all the directors and executive officers is Building 19, No. 1355, Caobao Road, Minhang District, Shanghai, People’s Republic of China.

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

(1)	Represents (i) 7,703 Class A ordinary shares in the form of ADSs, (ii) 13,500,000 Class A ordinary shares issuable to Mr. Bin Li upon exercise of options within 60 days of March 31, 2026, (iii) 89,013,451 Class C ordinary shares held by Originalwish Limited, a British Virgin Islands company wholly owned by Mr. Bin Li, (iv) 26,454,325 Class C ordinary shares held by mobike Global Ltd., a British Virgin Islands company wholly owned by Mr. Bin Li, and (v) 16,967,776 Class A ordinary shares and 33,032,224 Class C ordinary shares held by NIO Users Limited, a holding company controlled by NIO Users Trust, which is under the control of Mr. Bin Li, among which 16,967,776 Class A ordinary shares were held on record by NIO Users Limited and 33,032,224 Class C ordinary shares were held on record by NIO Users Community Limited, a British Virgin Islands company wholly owned by NIO Users Limited.
(2)	Represents (i) 169,662 Class A ordinary shares in the form of ADSs, (ii) 3,298,700 Class A ordinary shares issuable to Mr. Lihong Qin upon exercise of options within 60 days of March 31, 2026, (iii) 10,499,899 Class A ordinary shares held by DX Mix Limited, a British Virgin Islands company wholly owned by Mr. Lihong Qin, and (iv) one Class A ordinary share held by Prime Hubs Limited, a British Virgin Islands company of which Mr. Lihong Qin is one of the shareholders.
(3)	Represents 22,947 Class A ordinary shares in the form of ADSs and 1,540,000 Class A ordinary shares issuable to Mr. Shen upon exercise of options within 60 days of March 31, 2026.
(4)	Represents (i) 216,167 Class A ordinary shares in the form of ADSs, (ii) 477,000 Class A ordinary shares issuable to Mr. Xin Zhou upon exercise of options within 60 days of March 31, 2026, (iii) 1,000,000 Class A ordinary shares held by Prime Hubs Limited, a British Virgin Islands company of which Mr. Xin Zhou is one of the shareholders.
(5)	Represents 215,088 Class A ordinary shares in the form of ADSs and 936,585 Class A ordinary shares issuable to Mr. Yu upon exercise of options within 60 days of March 31, 2026.
(6)	Represents 480,762 Class A ordinary shares in the form of ADSs, including 275,000 Class A ordinary shares that are also recorded on the register of members, and 735,000 Class A ordinary shares issuable to Mr. Iyer upon exercise of options within 60 days of March 31, 2026. The business address of Mr. Iyer is 3151 Zanker Road, San Jose, CA 95134.
(7)	Represents 150,000 Class A ordinary shares in the form of ADSs and 250,000 Class A ordinary shares issuable to Mr. Wu upon exercise of options 60 days of March 31, 2026. The business address of Mr. Wu is No. 53, Gaoyou Road, Xuhui District, Shanghai, People’s Republic of China.
(8)	Represents 360,765 Class A ordinary shares in the form of ADSs. The business address of Mr. Lee is No. 4 Dianthus Road, Yau Yat Chuen, Kowloon, Hong Kong.

(9)	Represents 150,000 Class A ordinary shares in the form of ADSs. The business address of Ms. Long is Unit 1610, 16th Floor, West Tower, Genesis Beijing, 8 Xinyuan South Road, Chaoyang District, Beijing 100027, People’s Republic of China.
(10)	Represents 120,000 Class A ordinary shares in the form of ADSs. The business address of Mr. Wen is 103D Nanyang View, #11-08, Singapore 639671.
(11)	Represents 120,000 Class A ordinary shares in the form of ADSs. The business address of Mr. Skaf is Maryah Tower, 18th Floor, Al Maryah Island, Abu Dhabi, United Arab Emirates
(12)	Represents 120,000 Class A ordinary shares in the form of ADSs. The business address of Mr. Collins is McLaren Technology Centre, Chertsey Road, Woking, Surrey, GU21 4YH, United Kingdom.
(13)	Represents (i) 89,013,451 Class C ordinary shares held by Originalwish Limited, a British Virgin Islands company wholly owned by Mr. Bin Li, (ii) 26,454,325 Class C ordinary shares held by mobike Global Ltd., a British Virgin Islands company wholly owned by Mr. Bin Li, and (iii) 16,967,776 Class A ordinary shares and 33,032,224 Class C ordinary shares held by NIO Users Limited, a holding company controlled by NIO Users Trust, which is under the control of Mr. Bin Li, among which 16,967,776 Class A ordinary shares were held on record by NIO Users Limited and 33,032,224 Class C ordinary shares were held on record by NIO Users Community Limited, a British Virgin Islands company wholly owned by NIO Users Limited. The registered address of Originalwish Limited and mobike Global Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The registered address of NIO Users Limited is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.
(14)	Represents 418,833,157 Class A ordinary shares held by CYVN Investments RSC Ltd, according to the statement on Schedule 13D/A filed on January 13, 2026 by CYVN Investments RSC Ltd. CYVN Investments RSC Ltd is a restricted scope company incorporated in the Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates, and is wholly-owned by L’imad Holding Company - P.J.S.C, a public joint stock company incorporated in Abu Dhabi, United Arab Emirates (L’imad Holding). L’imad Holding is wholly owned by the Government of Abu Dhabi represented by the Abu Dhabi Department of Finance. The principal business address of each of CYVN Investments RSC Ltd and L’imad Holdings is part of Floor 18, AI Maryah Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

As of March 31, 2026, to our knowledge, 779,686,656 of our Class A ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADR program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Incentive Plans.”

Other Transactions with Related Parties

In 2023, 2024 and 2025, we sold goods to our affiliates, including Wuhan Weineng Battery Assets Co., Ltd. and its subsidiaries, Blue Horizon Limited and its subsidiaries, Shanghai Weishang Business Consulting Co., Ltd. and Hefei Chuang Wei Information Consultation Co., Ltd., and recognized a total revenue from sales of goods of RMB1,457.9 million, RMB9,918.3 million and RMB16,117.1 million (US$2,304.7 million), respectively.

In 2023, 2024 and 2025, we provided property management, administrative support, design and research and development services to our affiliates, including McLaren Group Holdings Limited and its subsidiaries, Wuhan Weineng Battery Assets Co., Ltd. and its subsidiaries, Blue Horizon Limited and its subsidiaries, VTA Technology Inc. and its subsidiaries, and Nanjing Weibang Transmission Technology Co., Ltd., and recognized a total service revenue of RMB167.2 million, RMB306.5 million and RMB999.3 million (US$142.9 million), respectively.

In 2023, 2024 and 2025, we received marketing and advertising, research and development, and maintenance services from our affiliates, including Kunshan Siwopu Intelligent Equipment Co., Ltd., Wuhan Weineng Battery Assets Co., Ltd. and its subsidiaries, Tianjin Tengyi Information Technology Co., Ltd. (formerly known as Tianjin Boyou Information Technology Co., Ltd.), Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd., Xunjie Energy (Wuhan) Co., Ltd., and Beijing Welion New Energy Technology Co., Ltd, and incurred total service expenses of RMB250.0 million, RMB153.8 million and RMB47.7 million (US$6.8 million), respectively.

In 2023, 2024 and 2025, we purchased long-lived assets and raw materials from our affiliates, including Xunjie Energy (Wuhan) Co., Ltd., VTA Technology Inc. and its subsidiaries, Nanjing Weibang Transmission Technology Co., Ltd., Kunshan Siwopu Intelligent Equipment Co., Ltd., Beijing Welion New Energy Technology Co., Ltd., and Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd. and incurred a total purchase expense of RMB1,247.5 million, RMB293.8 million and RMB21.5 million (US$3.1 million), respectively.

In 2023, 2024 and 2025, we sold long-lived assets and raw materials to our affiliates, including Chongqing Chuangyuan Zhihang Technology Co., Ltd., Kunshan Siwopu Intelligent Equipment Co., Ltd., VTA Technology Inc. and its subsidiaries, Blue Horizon Limited and its subsidiaries, and Wuhan Weineng Battery Assets Co., Ltd. and its subsidiaries, and recognized a total revenue from sales of long-lived assets and raw materials of RMB5.6 million, RMB51.5 million and RMB156.3 million (US$22.3 million), respectively.

C.          Interests of Experts and Counsel

Not applicable.

ITEM 8.       FINANCIAL INFORMATION

A.          Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may be involved in legal proceedings in the ordinary course of our business. Between March and July 2019, several securities class action lawsuits were filed against us, certain of our directors and officers, our underwriters in the IPO and our process agent. Some of these actions have been withdrawn, transferred, consolidated or dismissed. One action commenced during the aforementioned time period remains pending, under the caption In re NIO, Inc. Securities Litigation, 1:19-cv-01424, in the U.S. District Court for the Eastern District of New York (E.D.N.Y.). The plaintiffs in this case allege, in sum and substance, that our statements in the registration statement and/or other public statements were false or misleading and in violation of the U.S. federal securities laws. The Court denied our motion to dismiss in August 2021, and granted plaintiffs’ motion for class certification in August 2023. Discovery is substantially complete. The summary judgment briefing is ongoing.

Separately, between August and September 2022, two complaints were filed against us, our CEO and our then-CFO in the federal district court for the Southern District of New York (S.D.N.Y.), in the actions captioned Saye v. NIO Inc. et al., Case No. 1:22-cv-07252 (S.D.N.Y.) and Bohonok v. NIO Inc. et al., Case No. 1:22-cv-07666 (S.D.N.Y.). Relying on a short seller report (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Class A Ordinary Shares – Techniques employed by short sellers may drive down the market price of our ADSs”), these complaints allege that certain of our public disclosures between August 2020 and July 2022 contained false statements or omissions in violation of the Exchange Act. On December 14, 2022, the court consolidated the two actions and appointed a lead plaintiff. Briefing on our motion to dismiss was completed on July 31, 2023. The Court’s decision on the motion to dismiss is pending. On August 28, 2025, a complaint was filed against the Company, its CEO and its former CFO in S.D.N.Y. (Case No. 1:25-cv-07176). The new action is related to the class action that has been pending in the same court (Saye v. NIO et al., 1:22-cv-07252), as discussed above. On October 3, 2025, the Court approved to stay the later-filed case until the resolution of all motions to dismiss in the Saye action.

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

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of Class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.          Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.       THE OFFER AND LISTING

A.          Offering and Listing Details

See “C. Markets” for our principal host market, principal markets outside the principal host market, and trading symbols.

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

Appointment and Removal of Directors

Our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting, (i) appoint any person as a director, to fill a casual vacancy on the board or, (ii) subject to the maximum size of the board of directors being nine (9) directors, appoint any person as an addition to the existing board. Directors may be removed by ordinary resolution of our shareholders. Subject to the code, rules and regulations applicable to us as a result of our listing in the United States applicable to the composition of the board and qualifications and appointment of directors, (i) NIO Users Trust shall be entitled to nominate one (1) director to the board; and (ii) in the event that Mr. Bin Li is not an incumbent director and the board is composed of no less than six (6) directors, NIO Users Trust shall be entitled to nominate one (1) extra director to the Board. Such director nomination right of NIO Users Trust was ceased to be effective at the First AGM, and shall only be restored when our company is no longer listed on the Hong Kong Stock Exchange. In addition, for so long as CYVN Investments and its affiliates beneficially own no less than 15% of our total issued and outstanding share capital, CYVN Investments is entitled to nominate two directors; if the beneficial ownership of CYVN Investments and its affiliates decreases to less than 15% but remains above 5%, CYVN Investments retains the right to nominate one director. Pursuant to an agreement by and between us and CYVN Investments dated March 7, 2026, solely for the purpose of determining whether CYVN Investments’ beneficial ownership meets the above threshold, the denominator, which represents the then-total issued and outstanding share capital, shall exclude the number of shares then issued pursuant to the 2026 Share Incentive Plan to Bin Li. The foregoing director nomination rights of CYVN Investments are subject to compliance with the Company’s articles and requirements of relevant stock exchanges.

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

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (except for our thirteenth amended and restated memorandum and articles of association and our register of mortgages and charges) except as conferred by law or authorized by the directors or by ordinary resolution. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies.

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

If the arrangement and reconstruction by way of scheme of arrangement is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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

If the PRC tax authorities determine that NIO Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of NIO Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that NIO Inc. is treated as a PRC resident enterprise. Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between the Chinese Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the tax rate in respect to dividends paid by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to STA Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced tax rate: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which took effect in January 2020, require that non-resident enterprises must obtain approval from the tax authority in order to enjoy the reduced tax rate. There are also other conditions for enjoying the reduced tax rate according to other tax rules and regulations. Accordingly, our subsidiaries may be able to enjoy the 5% tax rate for the dividends it receives from its PRC incorporated subsidiaries if they satisfy the conditions prescribed under STA Circular 81 and other tax rules and regulations and obtain the approvals as required. However, according to STA Circular 81, if the tax authorities determine our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the tax authorities may adjust the favorable tax rate on dividends in the future.

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

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs and holds our ADSs as “capital assets” (generally, property held for investment) under Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations promulgated thereunder. This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or changes, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address U.S. federal estate, gift, Medicare, any minimum tax, and other non-income tax considerations or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our current and expected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2025. However, no assurance can be given that we will not be or become a PFIC in the current or future taxable years because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the nature and composition of our income and assets (in particular, the retention of substantial amounts of cash and investments). Fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs or Class A ordinary shares, which may be volatile. In particular, recent declines in the market price of the ADSs and Class A ordinary shares increased our risk of becoming a PFIC. The market price of the ADSs and Class A ordinary shares may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our passive income significantly increases relative to our non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

F.          Dividends and Paying Agents

Not applicable.

G.          Statement by Experts

Not applicable.

H.          Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements. Our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act, and our officers and directors are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

We are subject to interest rate sensitivity on our outstanding 2027 Notes, 2029 Notes and 2030 Notes. We account for our convertible notes on an amortized cost basis and our recognized value of the convertible notes does not reflect changes in fair value. Also, because convertible notes we have issued either bear interest at a fixed rate or bear no interest, we have not incurred financial statement impact resulting from changes in interest rates. However, changes in market interest rates impact the fair value of the convertible notes along with other variables such as our credit spreads and the market price and volatility of our ADSs and ordinary shares. Increases in market interest rates would result in a decrease in the fair value of our outstanding convertible notes and decreases in market interest rates would result in an increase in the fair value of our outstanding convertible notes. For information on the maturities and other contractual terms of our convertible notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital.”

With regard to interest rate sensitivity on our bank loans, we present the sensitivity analysis below based on the exposure to interest rates for interest bearing bank loans with variable interest rates as of December 31, 2025. The analysis is prepared assuming that those balances outstanding as of December 31, 2025 were outstanding for the whole financial year. A 1.0% increase or decrease which represents our management’s assessment of the reasonably possible change in interest rates is used. Assuming no change in the outstanding balance of our existing interest-bearing bank loans balances with floating interest rates as of December 31, 2025, a 1.0% increase or decrease in each applicable interest rate would add or deduct RMB0.3 million (US$0.0 million) to our interest expense for the year ended December 31, 2025. We have not used any derivative financial instruments to manage our interest risk exposure.

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

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as the depositary, has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. In 2025, we received an after-tax reimbursement payment of US$16.98 million from the depositary.

Conversion Between Class A Ordinary Shares in Hong Kong and ADSs

A.Dealings and Settlement of Class A Ordinary Shares in Hong Kong

Our Class A ordinary shares are traded on the Hong Kong Stock Exchange in board lots of 10 Class A ordinary shares. Dealings in our Class A ordinary shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.

As of the date of this annual report, the transaction costs of dealings in our Class A ordinary shares on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.00565% of the consideration of the transaction, charged to each of the buyer and seller;
●	Securities and Futures Commission transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	AFRC Transaction Levy of 0.00015%, charged per side of the consideration of a transaction, collected for the Accounting and Financial Reporting Council (AFRC);
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;
●	stock settlement fee of 0.0042% per side of the gross value of the transaction for each trade cleared and settled through CCASS;
●	brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and

●	charge by the Hong Kong share registrar between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Class A ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

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

PART II

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

ITEM 15.        CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information we are required to disclose in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

ITEM 16.         [Reserved]

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

	For the Year Ended December 31,
	2024	2025

	(in RMB thousands)
Audit fees(1)	13,830	16,510
Audit related fees(2)	—	—
Tax fees(3)	1,419	2,097
Other fees(4)	450	—
Total	15,699	18,607

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditor, including the audits of our annual financial statements and our internal controls over financial reporting and the quarterly reviews of our condensed consolidated financial information, statutory audits for certain of our subsidiaries, and provision of comfort letters, consents and other professional services in relation to our equity and debt offering, Hong Kong listing and Singapore listing.
(2)	“Audit related fees” means the aggregate fees billed for professional services rendered by our principal external auditor that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal external auditor for tax compliance, tax advice and tax planning.

(4)	“All other fees” means the aggregate fees billed for professional services rendered by our principal external auditor associated with other advisory services.

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

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks that are compliant with regulatory requirements and exceed industry standard. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

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

PART III

ITEM 17.       FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to “Item 18. Financial Statements.”

ITEM 18.       FINANCIAL STATEMENTS

The consolidated financial statements of NIO Inc., its subsidiaries and its consolidated variable interest entities and the related notes are included at the end of this annual report.

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

4.4	2024 Share Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K (File No. 001-38638), filed with the SEC on February 7, 2024)
4.5	2026 Share Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K (File No. 001-38638), filed with the SEC on March 10, 2026)
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

4.21	Form of 0.50% Convertible Senior Notes due 2027 (included in Exhibit 4.20)
4.22

English translation of NIO Park (Phase I) Assets Transfer Agreement and its supplementary agreement, each dated December 23, 2022, executed by and between NIO (Anhui) Co., Ltd. and Anhui Jianghuai Automobile Co., Ltd. (incorporated by reference to Exhibit 4.47 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.23

English translation of Power of Attorney, dated November 30, 2022, executed by the shareholders of Anhui NIO AT, Anhui NIO AT and Anhui NIO AD. (incorporated by reference to Exhibit 4.48 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.24

English translation of Loan Agreements, dated November 30, 2022, between shareholders of Anhui NIO AT and Anhui NIO AD (incorporated by reference to Exhibit 4.49 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.25

English translation of Equity Pledge Agreements, dated November 30, 2022, among shareholders of Anhui NIO AT, Anhui NIO AT and Anhui NIO AD (incorporated by reference to Exhibit 4.50 of the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 28, 2023)

4.26

English translation of Exclusive Business Cooperation Agreement, dated November 30, 2022, between Anhui NIO AT and Anhui NIO AD (incorporated by reference to Exhibit 4.51 of the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 28, 2023)

4.27

English translation of Exclusive Option Agreements, dated November 30, 2022, among shareholders of Anhui NIO AT, Anhui NIO AT and Anhui NIO AD (incorporated by reference to Exhibit 4.52 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.28

English translation of Confirmation and Undertaking Letters, dated November 30, 2022, executed by shareholders of Anhui NIO AT (incorporated by reference to Exhibit 4.53 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.29

English translation of Consent Letters, dated November 30, 2022, executed by the spouses of the shareholders of Anhui NIO AT (incorporated by reference to Exhibit 4.54 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.30

English translation of Power of Attorney, dated December 12, 2022, executed by the shareholders of Anhui NIO DT, Anhui NIO DT and NIO China (incorporated by reference to Exhibit 4.55 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.31

English translation of Loan Agreements, dated December 12, 2022, between shareholders of Anhui NIO DT and NIO China (incorporated by reference to Exhibit 4.56 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.32

English translation of Equity Pledge Agreements, dated December 12, 2022, among shareholders of Anhui NIO DT, Anhui NIO DT and NIO China (incorporated by reference to Exhibit 4.57 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.33

English translation of Exclusive Business Cooperation Agreement, dated December 12, 2022, between Anhui NIO DT and NIO China (incorporated by reference to Exhibit 4.58 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.34

English translation of Exclusive Option Agreements, dated December 12, 2022, among shareholders of Anhui NIO DT, Anhui NIO DT and NIO China (incorporated by reference to Exhibit 4.59 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.35

English translation of Confirmation and Undertaking Letters, dated December 12, 2022, executed by shareholders of Anhui NIO DT (incorporated by reference to Exhibit 4.60 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.36

English translation of Consent Letters, dated December 12, 2022, executed by the spouses of the shareholders of Anhui NIO DT (incorporated by reference to Exhibit 4.61 of the Company’s Report on Form 20 - F (File No. 001 - 38638), filed with the SEC on April 28, 2023)

4.37

Share Subscription Agreement, dated June 20, 2023, by and between the Registrant and CYVN Holdings L.L.C. (incorporated by reference to Exhibit 4.44 of the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 9, 2024)

4.38

Registration Rights Agreement, dated June 20, 2023, by and between the Registrant and CYVN Holdings L.L.C. (incorporated by reference to Exhibit 4.45 of the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 9, 2024)

4.39

Indenture, dated as of September 22, 2023, by and between the Registrant, as issuer, and Deutsche Bank Trust Company Americas, as trustee, constituting US$500 million 3.875% Convertible Senior Notes due 2029 (incorporated by reference to Exhibit 4.43 of the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 8, 2025)

4.40

Form of 3.875% Convertible Senior Notes due 2029 (included in Exhibit 4.43) (incorporated by reference to Exhibit 4.44 of the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 8, 2025)

4.41

Indenture, dated as of September 22, 2023, by and between the Registrant, as issuer, and Deutsche Bank Trust Company Americas, as trustee, constituting US$500 million 4.625% Convertible Senior Notes due 2030 (incorporated by reference to Exhibit 4.45 of the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 8, 2025)

4.42

Form of 4.625% Convertible Senior Notes due 2030 (included in Exhibit 4.45) (incorporated by reference to Exhibit 4.46 of the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 8, 2025)

4.43

Share Subscription Agreement, dated December 18, 2023, by and between the Registrant and CYVN Investments RSC Ltd (incorporated by reference to Exhibit 4.46 of the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 9, 2024)

4.44*	Supplemental Agreement to Share Subscription Agreement, dated March 7, 2026, by and between the Registrant and CYVN Investments RSC Ltd.
4.45†

Technology License Agreement, dated February 26, 2024, by and between NIO Technology (Anhui) Co., Ltd. and Forseven Limited (incorporated by reference to Exhibit 4.48 of the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 9, 2024)

4.46*	Deed of Novation and Variation, dated August 11, 2026, by and between NIO Technology (Anhui) Co., Ltd., Forseven Limited and McLaren Automotive Limited
4.47

English translation of NIO China Series B Investment Agreement, dated September 30, 2024, by and among Hefei Jianheng New Energy Automobile Investment Fund Partnership (Limited Partnership), Anhui Provincial Emerging Industry Investment Co., Ltd., CS Capital Co., Ltd., the Registrant, Nio Nextev Limited, NIO User Enterprise Limited, NIO Power Express Limited and NIO Holding Co., Ltd. (incorporated by reference to Exhibit 4.50 of the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 8, 2025)

4.48

English translation of NIO China Shareholders Agreement, dated September 30, 2024, by and among Hefei Jianheng New Energy Automobile Investment Fund Partnership (Limited Partnership), CS Capital Co., Ltd., Anhui Provincial Emerging Industry Investment Co., Ltd., Anhui Provincial Sanzhong Yichuang Industry Development Fund Co., Ltd., Anhui Jintong New Energy Automobile II Fund Partnership (Limited Partnership), Advanced Manufacturing Industry Investment Fund II (Limited Partnership), the Registrant, Nio Nextev Limited, NIO User Enterprise Limited, NIO Power Express Limited and NIO Holding Co., Ltd. (incorporated by reference to Exhibit 4.51 of the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 8, 2025)

4.49

English translation of Amendment and Supplemental Agreement to NIO China Series B Investment Agreement, dated December 28, 2024, by and among with Hefei Jianheng New Energy Automobile Investment Fund Partnership (Limited Partnership), Hefei Jianxiang Investment Co., Ltd., CS Capital Co., Ltd., Anhui Provincial Emerging Industry Investment Co., Ltd., Anhui Emerging Industry Yuwen Weiyuan Technology Partnership Enterprise (Limited Partnership), the Registrant, Nio Nextev Limited, NIO User Enterprise Limited, NIO Power Express Limited and NIO Holding Co., Ltd. (incorporated by reference to Exhibit 4.52 of the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 8, 2025)

4.50

English translation of Amendment and Supplemental Agreement to NIO China Shareholders Agreement, dated December 28, 2024, by and among Hefei Jianheng New Energy Automobile Investment Fund Partnership (Limited Partnership), Hefei Jianxiang Investment Co., Ltd., CS Capital Co., Ltd., Anhui Provincial Emerging Industry Investment Co., Ltd., Anhui Emerging Industry Yuwen Weiyuan Technology Partnership Enterprise (Limited Partnership), Anhui Provincial Sanzhong Yichuang Industry Development Fund Co., Ltd., Anhui Jintong New Energy Automobile II Fund Partnership (Limited Partnership), Advanced Manufacturing Industry Investment Fund II (Limited Partnership), the Registrant, Nio Nextev Limited, NIO User Enterprise Limited, NIO Power Express Limited and NIO Holding Co., Ltd. (incorporated by reference to Exhibit 4.53 of the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 8, 2025)

4.51*

English translation of Second Amendment and Supplemental Agreement to NIO China Series B Investment Agreement, dated July 11, 2025, by and among the Registrant, Hefei Jianxiang Investment Co., Ltd., CS Capital Co., Ltd., Anhui Emerging Industry Yuwen Weiyuan Technology Partnership Enterprise (Limited Partnership), Nio Nextev Limited, NIO User Enterprise Limited, NIO Power Express Limited and NIO Holding Co., Ltd.

4.52*

English translation of Second Amendment and Supplemental Agreement to NIO China Series B Shareholder Agreement, dated July 11, 2025, by and among the Registrant, Hefei Jianheng New Energy Automobile Investment Fund Partnership (Limited Partnership), Hefei Jianxiang Investment Co., Ltd., CS Capital Co., Ltd., Advanced Manufacturing Industry Investment Fund II (Limited Partnership), Anhui Emerging Industry Yuwen Weiyuan Technology Partnership Enterprise (Limited Partnership), Anhui Provincial Sanzhong Yichuang Industry Development Fund Co., Ltd., Anhui Jintong New Energy Automobile II Fund Partnership (Limited Partnership), Nio Nextev Limited, NIO User Enterprise Limited, NIO Power Express Limited and NIO Holding Co., Ltd.

4.53*

English translation of Subscription Agreement, dated February 26, 2026, by and among the Registrant, GeniTech Co., Ltd., NIO Technology (Anhui) Co., Ltd., and certain ESOP shareholding platforms and investors

4.54*

English translation of Shareholders Agreement, dated February 26, 2026, by and among the Registrant, GeniTech Co., Ltd., NIO Technology (Anhui) Co., Ltd., and certain ESOP shareholding platforms and investors

8.1*	List of Principal Subsidiaries and Consolidated Variable Interest Entities
11.1	Global Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 of the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 9, 2024)
11.2

Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of the Registrant (incorporated by reference to Exhibit 11.2 of the Company’s Report on Form 20-F (File No. 001-38638), filed with the SEC on April 8, 2025)

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

Date: April 10, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NIO Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of NIO Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive loss, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Going concern assessment

As described in Note 1 to the consolidated financial statements, the Company incurred net losses for each of the three years in the period ended December 31, 2025 and operating cash outflow for the years ended December 31, 2024 and 2023. As of December 31, 2025 and 2024, the Company had accumulated deficits, and the current liabilities exceeded current assets. The Company’s ability to continue as a going concern is largely dependent on the successful implementation of management’s business plan to mitigate these adverse conditions, based on which, management prepared a cash flows forecast covering the twelve months from the date of issuance of the consolidated financial statements after giving consideration to its business plan and the evaluation of the probability of the successful implementation of such business plan. Management has assessed the uncertainties as to the successful execution of such business plan and concluded it is probable that the business plan will be effectively implemented, and the Company’s available cash and cash equivalents, restricted cash and short-term investments, cash generated from operating activities and funds from available credit quotas and other sources will be sufficient to support its continuous operations and necessary capital expenditures, and to meet its payment obligations when liabilities fall due within the twelve months from the date of issuance of the consolidated financial statements. Such conclusion required management to make judgments related to its ability to successfully implement the business plan and the resulting growth in revenue, optimization of operation efficiency, working capital turnover rate and raising funds from banks under available credit quotas and other sources when needed when developing the cash flows forecast.

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

Accrual of warranty liabilities

As described in Notes 2(p), 11 and 13 to the consolidated financial statements, the Company provides warranty to its customers for all new vehicles it sold. For the year ended December 31, 2025, the Company accrued warranty costs of RMB1,118.8 million. As of December 31, 2025, the Company recorded warranty liabilities of RMB5,462.9 million. The warranty cost is accrued based on the Company’s assumptions and judgments related to the nature and frequency of future claims and the estimate of the projected costs to repair or replace items under warranty. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimate of the accrual of warranty liabilities, including controls over management’s estimate of the nature, frequency and costs of future claims as well as the completeness and accuracy of actual claims incurred to date. These procedures also included, among others, testing management’s process for determining the accrual of warranty liabilities by (a) evaluating the appropriateness of the model applied by management for the accrual of warranty liabilities; (b) evaluating the reasonableness of significant assumptions and judgments related to the nature and frequency of future claims and the related projected costs to repair or replace items under warranty, by considering current and past performance, including a lookback analysis comparing prior period forecasted claims to actual claims incurred; and (c) testing the completeness, accuracy and relevance of underlying data used in the estimate of future claims. These procedures also included developing an independent estimate of the accrual of warranty liabilities and comparing this estimate to management’s estimate to evaluate its reasonableness. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the model applied by management for the accrual of warranty liabilities and developing an independent estimate of the accrual of warranty liabilities. Developing the independent estimate involved using independently determined assumptions related to the nature, frequency and costs of future claims.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 10, 2026

We have served as the Company’s auditor since 2016.

NIO INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2024	2025	2025
	RMB	RMB	USD
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	19,328,920	11,274,094	1,612,174
Restricted cash	8,320,728	14,745,975	2,108,646
Short-term investments	14,137,566	19,755,809	2,825,043
Trade and notes receivables, net (Allowance for expected credit losses of RMB38.5 million and RMB26.6 million as of December 31, 2024 and 2025, respectively)	1,676,246	1,394,445	199,403
Amounts due from related parties, net (Allowance for expected credit losses of RMB10.1 million and RMB20.6 million as of December 31, 2024 and 2025, respectively)	7,702,404	16,078,250	2,299,159
Inventory	7,087,223	8,530,854	1,219,896
Prepayments and other current assets, net (Allowance for expected credit losses of RMB1.9 million and RMB1.5 million as of December 31, 2024 and 2025, respectively)	3,632,956	4,853,610	694,057
Total current assets	61,886,043	76,633,037	10,958,378
Non-current assets:
Long-term restricted cash	97,720	88,325	12,630
Property, plant and equipment, net	25,892,904	25,827,968	3,693,350
Intangible assets, net	29,648	29,648	4,240
Land use rights, net	201,995	196,691	28,126
Long-term investments	3,126,007	2,480,518	354,709
Right-of-use assets – operating lease	12,797,158	11,711,306	1,674,694
Other non-current assets, net (Allowance for expected credit losses of RMB59.4 million and RMB14.7 million as of December 31, 2024 and 2025, respectively)	3,573,137	7,433,585	1,062,989
Total non-current assets	45,718,569	47,768,041	6,830,738
Total assets	107,604,612	124,401,078	17,789,116
LIABILITIES
Current liabilities:
Short-term borrowings	5,729,561	4,691,910	670,934
Trade and notes payable	34,387,266	53,309,727	7,623,190
Amounts due to related parties, current	409,363	625,903	89,503
Taxes payable	400,146	439,240	62,810
Current portion of operating lease liabilities	1,945,987	2,163,768	309,415
Current portion of long-term borrowings	3,397,622	655,971	93,803
Accruals and other liabilities	16,041,079	16,696,044	2,387,502
Total current liabilities	62,311,024	78,582,563	11,237,157
Non-current liabilities:
Long-term borrowings	11,440,755	8,626,272	1,233,540
Non-current operating lease liabilities	11,260,735	10,092,039	1,443,142
Amounts due to related parties, non-current	329,492	604,178	86,396
Deferred tax liabilities	127,467	112,691	16,115
Other non-current liabilities	8,628,596	13,690,778	1,957,754
Total non-current liabilities	31,787,045	33,125,958	4,736,947
Total liabilities	94,098,069	111,708,521	15,974,104
Commitments and contingencies (Note 26)

NIO INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2024	2025	2025
	RMB	RMB	USD
			Note 2(e)
MEZZANINE EQUITY
Redeemable non-controlling interests	7,441,997	8,551,854	1,222,899
Total mezzanine equity	7,441,997	8,551,854	1,222,899
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares (US$0.00025 par value; 2,632,030,222 and 2,632,030,222 shares authorized; 1,946,478,828 and 2,328,724,852 shares issued; 1,943,005,895 and 2,325,773,324 shares outstanding as of December 31, 2024 and 2025, respectively)	3,406	4,089	585
Class C Ordinary Shares (US$0.00025 par value; 148,500,000 shares authorized, issued and outstanding as of December 31, 2024 and 2025)	254	254	36
Less: Treasury shares (3,472,933 and 2,951,528 shares as of December 31, 2024 and 2025, respectively)	(239,328)	(123,910)	(17,719)
Additional paid in capital	118,688,242	131,728,259	18,836,891
Accumulated other comprehensive income	582,659	579,799	82,910
Accumulated deficit	(113,068,210)	(128,029,031)	(18,307,908)

Total NIO Inc. shareholders’ equity	5,967,023	4,159,460	594,795

Non-controlling interests	97,523	(18,757)	(2,682)

Total shareholders’ equity	6,064,546	4,140,703	592,113

Total liabilities, mezzanine equity and shareholders’ equity	107,604,612	124,401,078	17,789,116

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
				Note 2(e)
Revenue:
Vehicle sales (including revenues from related parties of RMB1,456,388, RMB9,915,540 and RMB16,113,630 for the years ended December 31, 2023, 2024 and 2025, respectively)	49,257,270	58,234,086	76,883,876	10,994,248
Other sales (including revenues from related parties of RMB113,544, RMB305,807 and RMB1,009,600 for the years ended December 31, 2023, 2024 and 2025, respectively)	6,360,663	7,497,473	10,603,634	1,516,299
Total revenues	55,617,933	65,731,559	87,487,510	12,510,547
Cost of sales:
Vehicle sales	(44,587,572)	(51,094,616)	(65,670,810)	(9,390,801)
Other sales	(7,978,565)	(8,144,181)	(9,900,995)	(1,415,823)
Total cost of sales	(52,566,137)	(59,238,797)	(75,571,805)	(10,806,624)
Gross profit	3,051,796	6,492,762	11,915,705	1,703,923
Operating expenses:
Research and development	(13,431,399)	(13,037,304)	(10,604,993)	(1,516,494)
Selling, general and administrative	(12,884,556)	(15,741,057)	(16,087,747)	(2,300,517)
Other operating income, net (including income from related parties of nil, nil and RMB150,000 for the years ended December 31, 2023, 2024 and 2025, respectively)	608,975	411,526	735,797	105,218
Total operating expenses	(25,706,980)	(28,366,835)	(25,956,943)	(3,711,793)
Loss from operations	(22,655,184)	(21,874,073)	(14,041,238)	(2,007,870)
Interest and investment income	2,210,018	853,728	761,658	108,916
Interest expenses	(403,530)	(798,363)	(885,248)	(126,589)
Gain/(loss) on extinguishment of debt	170,193	(4,480)	(14,660)	(2,096)
Share of income/(loss) of equity investees	64,394	(503,193)	(1,092,184)	(156,180)
Other income/(loss), net	155,191	(98,143)	450,953	64,485
Loss before income tax expense	(20,458,918)	(22,424,524)	(14,820,719)	(2,119,334)
Income tax (expense)/benefit	(260,835)	22,815	(121,882)	(17,429)
Net loss	(20,719,753)	(22,401,709)	(14,942,601)	(2,136,763)
Accretion on redeemable non-controlling interests to redemption value	(303,163)	(347,516)	(609,857)	(87,208)
Net (profit)/loss attributable to non-controlling interests	(124,051)	91,533	(18,220)	(2,605)
Net loss attributable to ordinary shareholders of NIO Inc.	(21,146,967)	(22,657,692)	(15,570,678)	(2,226,576)
Net loss	(20,719,753)	(22,401,709)	(14,942,601)	(2,136,763)
Other comprehensive (loss)/income
Change in unrealized losses related to available-for-sale debt securities, net of tax	(770,560)	—	—	—
Foreign currency translation adjustment, net of nil tax	11,514	149,668	(2,860)	(409)
Total other comprehensive (loss)/income	(759,046)	149,668	(2,860)	(409)
Total comprehensive loss	(21,478,799)	(22,252,041)	(14,945,461)	(2,137,172)
Accretion on redeemable non-controlling interests to redemption value	(303,163)	(347,516)	(609,857)	(87,208)
Net (profit)/loss attributable to non-controlling interests	(124,051)	91,533	(18,220)	(2,605)
Other comprehensive loss attributable to non-controlling interests	156,026	—	—	—
Comprehensive loss attributable to ordinary shareholders of NIO Inc	(21,749,987)	(22,508,024)	(15,573,538)	(2,226,985)
Weighted average number of ordinary shares/ADS used in computing net loss per share
Basic and diluted	1,700,203,886	2,054,614,522	2,272,635,997	2,272,635,997
Net loss per share/ADS attributable to ordinary shareholders
Basic and diluted	(12.44)	(11.03)	(6.85)	(0.98)

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

NIO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

						Accumulated
					Additional	Other		Total	Non-
	Ordinary Shares		Treasury Shares		Paid in	Comprehensive	Accumulated	Shareholders’	Controlling	Total
	Shares	Par value	Shares	Amount	Capital	Income	Deficit	Equity	Interests	Equity
Balance as of December 31, 2023	2,073,522,118	3,622	(18,061,024)	(1,849,600)	117,717,254	432,991	(90,758,034)	25,546,233	189,399	25,735,632
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	(347,516)	—	—	(347,516)	—	(347,516)
Exchange of convertible senior notes to ordinary shares with cancellation of the same amount of treasury shares (Note 12 (iv))	—	—	27,690,071	2,214,029	(1,311,200)	—	—	902,829	—	902,829
Exercise of share options	7,102,713	13	—	—	97,460	—	—	97,473	—	97,473
Share based compensation of the restricted shares	14,353,997	25	—	—	1,918,768	—	—	1,918,793	—	1,918,793
Share based compensation of the share options	—	—	—	—	9,719	—	—	9,719	—	9,719
Foreign currency translation adjustment	—	—	—	—	—	149,668	—	149,668	—	149,668
Settlement of capped call options and zero strike call options (Note 12 (iv))	—	—	(13,404,825)	(709,490)	709,490	—	—	—	—	—
Capital withdrawal by non-controlling interests	—	—	—	—	—	—	—	—	(343)	(343)
Share lending arrangement (Note 21)	—	—	302,845	105,733	(105,733)	—	—	—	—	—
Net loss	—	—	—	—	—	—	(22,310,176)	(22,310,176)	(91,533)	(22,401,709)
Balance as of December 31, 2024	2,094,978,828	3,660	(3,472,933)	(239,328)	118,688,242	582,659	(113,068,210)	5,967,023	97,523	6,064,546

NIO INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

						Accumulated
					Additional	Other		Total	Non-
	Ordinary Shares		Treasury Shares		Paid in	Comprehensive	Accumulated	Shareholders’	Controlling	Total
	Shares	Par value	Shares	Amount	Capital	Income	Deficit	Equity	Interests	Equity
Balance as of December 31, 2024	2,094,978,828	3,660	(3,472,933)	(239,328)	118,688,242	582,659	(113,068,210)	5,967,023	97,523	6,064,546
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	(609,857)	—	—	(609,857)	—	(609,857)
Issuance of ordinary shares	345,890,918	618	—	—	11,854,098	—	—	11,854,716	—	11,854,716
Exercise of share options	7,965,157	14	—	—	120,518	—	—	120,532	—	120,532
Share based compensation of the restricted shares and share options	28,389,949	51	—	—	1,790,676	—	—	1,790,727	—	1,790,727
Foreign currency translation adjustment	—	—	—	—	—	(2,860)	—	(2,860)	—	(2,860)
Capital withdrawal by non-controlling interests	—	—	—	—	—	—	—	—	(61,778)	(61,778)
Distribution to non-controlling interests	—	—	—	—	—	—	—	—	(72,722)	(72,722)
Share lending arrangement (Note 21)	—	—	521,405	115,418	(115,418)	—	—	—	—	—
Net loss	—	—	—	—	—	—	(14,960,821)	(14,960,821)	18,220	(14,942,601)
Balance as of December 31, 2025	2,477,224,852	4,343	(2,951,528)	(123,910)	131,728,259	579,799	(128,029,031)	4,159,460	(18,757)	4,140,703

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
				Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(20,719,753)	(22,401,709)	(14,942,601)	(2,136,763)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,377,977	5,875,499	7,146,629	1,021,954
Expected credit loss reversal	(26,315)	(3,761)	(46,691)	(6,677)
Inventory write-downs	65,362	123,345	509,322	72,832
Impairment on long-term assets	—	55,331	—	—
Foreign exchange (gain)/loss	(55,458)	212,046	(340,666)	(48,715)
Share-based compensation expenses	2,369,041	1,928,512	1,790,727	256,071
Investment (income)/loss	(969,134)	438,048	(213,766)	(30,568)
(Gain)/Loss on extinguishment of debt	(170,193)	4,480	14,660	2,096
Share of (income)/loss of equity investees	(64,394)	503,193	1,092,184	156,180
Amortization of right-of-use assets	1,529,464	1,825,182	2,228,651	318,693
(Gain)/Loss on disposal of long-lived assets	(4,473)	63,615	(43,329)	(6,196)
Deferred income tax expense/(benefit)	200,892	(84,880)	(14,776)	(2,113)
Changes in operating assets and liabilities:
Prepayments and other current assets	279,387	940,166	(106,172)	(15,182)
Inventory	2,895,477	(1,785,940)	(3,115,254)	(445,475)
Other non-current assets	2,600,019	1,385,067	793,572	113,479
Amounts due from related parties	(329,704)	(5,980,929)	(8,386,290)	(1,199,224)
Operating lease liabilities	(1,255,825)	(1,793,806)	(1,876,314)	(268,309)
Taxes payable	61,014	53,323	36,917	5,279
Trade and notes receivable	453,382	2,985,794	298,196	42,641
Trade and notes payable	4,870,777	4,717,183	18,250,933	2,609,849
Accruals and other liabilities	1,827,860	1,255,705	(312,674)	(44,712)
Amounts due to related parties, current	177,264	(152,262)	199,884	28,583
Amounts due to related parties, non-current	—	329,492	204,032	29,176
Other non-current liabilities	1,505,787	1,658,138	(174,562)	(24,962)
Net cash (used in)/provided by operating activities	(1,381,546)	(7,849,168)	2,992,612	427,937
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets	(14,340,771)	(9,142,293)	(6,065,226)	(867,316)
Proceeds from disposal of property, plant and equipment	73,064	231,519	113,471	16,226
Purchase of short-term investments	(43,899,109)	(45,957,615)	(29,427,788)	(4,208,118)
Proceeds from maturities of short-term investments	47,753,555	50,413,873	23,639,565	3,380,413
Purchase of available-for-sale debt investment	—	(52,842)	(1,820)	(260)
Acquisitions of equity investments	(421,729)	(392,442)	(565,448)	(80,858)
Proceeds from disposal and withdrawal of equity investments	10,750	—	810,412	115,887
Purchase of held to maturity debt investments	(35,000)	(17,687)	(6,456)	(923)
Purchase of retained asset-backed securities	(43,000)	(124,000)	—	—
Proceeds from maturities of retained asset-backed securities	16,865	82,994	43,600	6,235
Net cash used in investing activities	(10,885,375)	(4,958,493)	(11,459,690)	(1,638,714)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	86,820	111,347	99,063	14,166
Capital withdrawal by non-controlling interests	(250)	(343)	(61,778)	(8,834)
Distributions to non-controlling interests	—	—	(72,722)	(10,399)
Capital injection from redeemable non-controlling interests	—	3,295,465	500,000	71,499
Proceeds from issuance of convertible senior notes	8,120,765	—	—	—
Repurchase of convertible senior notes	(3,387,648)	(3,302,213)	(2,712,421)	(387,871)
Proceeds from borrowings from third parties	8,014,434	9,218,865	5,540,510	792,282
Repayments of borrowings from third parties	(6,096,018)	(7,512,784)	(8,289,205)	(1,185,341)
Proceeds from borrowings from related parties	—	—	87,310	12,485
Principal payments on finance leases	(37,511)	(37,854)	(101,113)	(14,459)
Proceeds from issuance of ordinary shares, net of issuance costs	20,962,289	—	11,854,716	1,695,202
Net cash provided by financing activities	27,662,881	1,772,483	6,844,360	978,730
Effects of exchange rate changes on cash, cash equivalents and restricted cash	70,254	161,039	(16,256)	(2,324)
NET INCREASE/(DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	15,466,214	(10,874,139)	(1,638,974)	(234,371)
Cash, cash equivalents and restricted cash at beginning of the year	23,155,293	38,621,507	27,747,368	3,967,821
Cash, cash equivalents and restricted cash at end of the year	38,621,507	27,747,368	26,108,394	3,733,450
NON-CASH INVESTING AND FINANCING ACTIVITIES
Accruals related to purchase of property, plant and equipment	4,445,749	3,872,477	4,522,514	646,711
Exchange of convertible senior notes to ordinary shares with cancellation of the same amount of treasury shares (Note 12 (iv))	—	902,829	—	—
Accretion on redeemable non-controlling interests to redemption value	303,163	347,516	609,857	87,208
Settlement of capped call options and zero strike call options (Note 12 (iv))	—	709,490	—	—
Acquisition of a debt investment through contribution of long-lived asset	—	—	159,000	22,737
Supplemental Disclosure
Interest paid	285,479	641,903	879,665	125,790
Income taxes paid	35,975	65,363	144,099	20,606

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

The Group is primarily engaged in the design, development, manufacturing, and sales of smart electric vehicles during the reporting periods. The Group also offers sales of parts, accessories, after-sales vehicle services, power solutions and other comprehensive value-added services to its customers. As of December 31, 2025, the Group’s primary operations are conducted in the People’s Republic of China (the “PRC”) and the Company’s principal subsidiaries and VIEs are as follows:

	Equity	Place and Date of incorporation
Subsidiaries	interest held	or date of acquisition	Principal activities
NIO Nextev Limited (“NIO HK”) (formerly known as Nextev Limited)	100%	Hong Kong, February 2015	Investment holding
NIO GmbH (formerly known as NextEV GmbH)	100%	Germany, May 2015	Design and technology development
NIO Co., Ltd. (“NIO SH”) (formerly known as NextEV Co., Ltd.)	100%	Shanghai, PRC, May 2015	Headquarter and technology development
NIO USA, Inc. (“NIO US”) (formerly known as NextEV USA, Inc.)	100%	United States, November 2015	Technology development
XPT Limited (“XPT”)	100%	Hong Kong, December 2015	Investment holding
XPT (Jiangsu) Investment Co., Ltd. (“XPT Jiangsu”)	100%	Jiangsu, PRC, May 2016	Investment holding
XPT Holding (Anhui) Co., Ltd.	100%	Anhui, PRC, April 2021	Investment holding
XPT EDS (Hefei) Co., Ltd.	100%	Anhui, PRC, May 2021	Manufacturing of electric drive system
NIO Power Express Limited (“PE HK)	100%	Hong Kong, January 2017	Investment holding
NIO User Enterprise Limited (“UE HK”)	100%	Hong Kong, February 2017	Investment holding
NIO Sales and Services Co., Ltd. (“UE CNHC”) (formerly known as Shanghai NIO Sales and Service Co., Ltd.)	100%	Shanghai, PRC, March 2017	Investment holding and sales and after sales management
NIO Energy Investment (Hubei) Co., Ltd. (“PE CNHC”) (Note (b))	100%	Wuhan PRC, April 2017	Investment holding
Wuhan NIO Energy Co., Ltd. (“PE WHJV”)	100%	Wuhan, PRC, May 2017	Investment holding
NIO Holding Co., Ltd. (“NIO China”) (formerly known as NIO (Anhui) Holding Co., Ltd.) (Note (a))	100%	Anhui, PRC, November 2017	Headquarter and technology development
XPT (Jiangsu) Automotive Technology Co., Ltd. (“XPT AUTO”)	100%	Nanjing, PRC, May 2018	Investment holding
NIO Financial Leasing Co., Ltd. (“NIO Leasing”)	100%	Shanghai, PRC, August 2018	Financial Leasing
NIO (Anhui) Co., Ltd. (“NIO AH”)	100%	Anhui, PRC, August 2020	Industrialization and technology development
NIO Technology (Anhui) Co., Ltd. (“NIO R&D”)	100%	Anhui, PRC, August 2020	Design and technology development
New Horizon B.V.	100%	Netherlands, November 2022	Investment holding
NIO Nextev Europe Holding B.V.(“NIO NL”)	100%	Netherlands, December 2020	Investment holding
NEU Battery Asset Co., Ltd. (“BAC Cayman”)	100%	Cayman Islands, May 2021	Investment holding
Instant Power Europe B.V. Co., Ltd. (“BAC NL”)	100%	Netherlands, June 2021	Battery Subscription Service
NEU Battery Asset (Hong Kong) Co., Ltd. (“BAC HK”)	100%	Hong Kong, July 2021	Investment holding
GeniTech Co., Ltd.(“Shenji”)	100%	Anhui, PRC, June 2025	Technology development
NIO AI Technology Limited (“NIO AI Technology”)	96.970%	Cayman Islands, March 2021	Investment holding
NIO AI Technology Limited	96.970%	Hong Kong, May 2021	Investment holding
Anhui NIO Autonomous Driving Technology Co., Ltd. (“Anhui NIO AD”)	96.970%	Anhui, PRC, June 2021	Technology development

Place and Date of incorporation
VIEs and VIEs’ subsidiaries	or date of acquisition
Prime Hubs Limited (“Prime Hubs”)	BVI, October 2014
Beijing NIO Network Technology Co., Ltd. (“Beijing NIO”)	Beijing, PRC, July 2017
Anhui NIO AI Technology Co., Ltd. (“Anhui NIO AT”)	Anhui, PRC, April 2021
Anhui NIO Data Technology Co., Ltd. (“Anhui NIO DT”)	Anhui, PRC, October 2022
NIO Insurance Broker Co., Ltd (“NIO IB”) (formerly known as Huiding Insurance Broker Co., Ltd.)	Anhui, PRC, January 2023

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Note (a) - NIO China

As of December 31, 2024 and 2025, the Company held 89.02% and 91.80% of total paid-in capital of NIO China, respectively. In accordance with NIO China’s share purchase agreements, the redemption of the non-controlling interests is at the holders of non-controlling interests’ option and is upon the occurrence of the events that are not solely within the control of the Company. Therefore, these redeemable non-controlling interests in NIO China were classified as mezzanine equity and are subsequently accreted to the redemption price using the agreed interest rate as a reduction of additional paid in capital (Note 20). With the redemption feature of the non-controlling interests, the Company is considered to effectively have 100% equity interest of NIO China as of December 31, 2024 and 2025.

Note (b) - PE CNHC

As of December 31, 2024 and 2025, the Company held 90.91% of total paid-in capital of PE CNHC. In May 2024, the Group entered into several agreements with the holders of non-controlling interests, including a share purchase agreement of PE CNHC. In accordance with the share purchase agreement, the redemption of the non-controlling interests is at the holders of non-controlling interests’ option and is upon the occurrence of the events that are not solely within the control of the Company. Therefore, these redeemable non-controlling interests in PE CNHC were classified as mezzanine equity and are subsequently accreted to the redemption price using the agreed interest rate as a reduction of additional paid in capital (Note 20). With the redemption feature of the non-controlling interests, the Company is considered to effectively have 100% equity interest of PE CNHC as of December 31, 2024 and 2025.

Variable interest entities

Prime Hubs

In October 2014, Prime Hubs, a British Virgin Islands (“BVI”) incorporated company, was established by Li Bin, a shareholder of the Group, to facilitate the adoption of the Company’s employee stock incentive plans on behalf of the Company. The Company entered into a management agreement with Prime Hubs and Li Bin. The agreement enables the Company to direct the activities that most significantly impact Prime Hubs’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Prime Hubs. As of December 31, 2024 and 2025, Prime Hubs held 3,250,002 Class A Ordinary Shares of the Company, respectively, other than which, Prime Hubs did not have any operations, nor any material assets or liabilities. All restricted shares granted under the Company’s Prime Hubs Restricted Shares Plan have been fully vested.

Beijing NIO

In April 2018, the Group entered into a series of contractual arrangements with Beijing NIO and its individual shareholders (the “Nominee Shareholders”), including, among others, an exclusive business cooperation agreement, a loan agreement, an equity pledge agreement, an exclusive call option agreement and a power of attorney, which enable the Company to direct the activities that most significantly impact Beijing NIO’s economic performance and obtain substantially all of the economic benefits arising from Beijing NIO. Management concluded that Beijing NIO is a variable interest entity and the Company is the ultimate primary beneficiary of Beijing NIO and hence consolidates the financial results of Beijing NIO. The Group operates value-added telecommunication services, including without limitation, performing internet information services, as well as holding certain related licenses, through Beijing NIO. For the years ended December 31, 2023, 2024 and 2025, the financial position, result of operations and cash flow activities of Beijing NIO were immaterial to the consolidated financial statements.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Anhui NIO AT

In April 2021, Anhui NIO AT, was established by individual shareholders (the “Nominee Shareholders”). Anhui NIO AD entered into a management agreement with Nominee Shareholders. The agreement enables the Company to direct the activities that most significantly impact Anhui NIO AT’s economic performance, and enabled the Company to obtain substantially all of the economic benefits arising from them. Management concluded that Anhui NIO AT is a variable interest entity and the Company is the ultimate primary beneficiary of Anhui NIO AT and hence consolidates the financial results of Anhui NIO AT. In November 2022, concurrent with the termination of the said management agreement, the Group entered into a series of contractual arrangements with the Nominee Shareholders as well as Anhui NIO AT, including, among others, an exclusive business cooperation agreement, a loan agreement, an equity pledge agreement, an exclusive call option agreement and a power of attorney. These agreements enable the Company to direct the activities that most significantly impact Anhui NIO AT’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Anhui NIO AT. Management concluded that Anhui NIO AT continues to be a variable interest entity and the Company remains as the ultimate primary beneficiary of Anhui NIO AT. Therefore, the Group continues to consolidate the financial results of Anhui NIO AT’s financial statements. The Group intends to obtain requisite licenses for certain supporting functions during the development of autonomous driving technology through Anhui NIO AT. For the years ended December 31, 2023, 2024 and 2025, the financial position, result of operations and cash flow activities of Anhui NIO AT were immaterial to the consolidated financial statements.

Anhui NIO DT and NIO IB

In October 2022, the Group entered into a series of contractual arrangements with Anhui NIO DT and its individual shareholders (the “Nominee Shareholders”), including, among others, an exclusive business cooperation agreement, a loan agreement, an equity pledge agreement, an exclusive call option agreement and a power of attorney, which enable the Group to direct the activities that most significantly impact Anhui NIO DT’s economic performance and obtain substantially all of the economic benefits arising from Anhui NIO DT. Management concluded that Anhui NIO DT is a variable interest entity and the Company is the ultimate primary beneficiary of Anhui NIO DT and hence consolidates the financial results of Anhui NIO DT in the Group’s consolidated financial statements. In January 2023, Anhui NIO DT acquired NIO IB. NIO IB was a company holding the insurance brokerage license and does not meet the criteria necessary to be defined as a business under US GAAP. Accordingly, the Group accounted for this transaction as an asset acquisition. The Group provides insurance brokerage services which are mainly vehicle-related and property-related and holds requisite licenses through Anhui NIO DT and NIO IB. For the years ended December 31, 2023, 2024 and 2025, the financial position, result of operations and cash flow activities of Anhui NIO DT and NIO IB were immaterial to the consolidated financial statements.

Liquidity and Going Concern

The Group’s consolidated financial statements have been prepared on a going concern basis.

The Group incurred net losses of RMB20.7 billion, RMB22.4 billion and RMB14.9 billion, and operating cash outflow of RMB1.4 billion and RMB7.8 billion and operating cash inflow of RMB3.0 billion for the years ended December 31, 2023, 2024 and 2025, respectively. The Group’s accumulated deficit amounted to RMB113.1 billion and RMB128.0 billion as of December 31, 2024 and 2025, respectively. As of December 31, 2024 and 2025, the Group’s current liabilities exceeded current assets in the amount of RMB0.4 billion and RMB1.9 billion, respectively. As of December 31, 2025, the Group’s balances of cash and cash equivalents, restricted cash and short-term investment totaled RMB45.8 billion, and the Group had trade and notes payable of RMB53.3 billion, accruals and other liabilities of RMB16.7 billion, and outstanding borrowing of RMB5.3 billion due in the next 12 months.

Therefore, the Group’s ability to continue as a going concern is largely dependent on the successful implementation of management’s business plan to mitigate these adverse conditions, which includes growing the Group’s revenue by increasing sales volume of electric vehicles from existing and new vehicle models, continuing to optimize operation efficiency to improve operating cash flows, maintaining a reasonable working capital turnover rate by managing collection of receivables and settlement of payables, and raising funds from banks under available credit quotas and other sources when needed. Management has prepared a cash flows forecast covering the twelve months from the date of issuance of the consolidated financial statements after giving consideration to its business plan as noted above and the evaluation of the probability of the successful implementation of such business plan. Management has assessed the uncertainties as to the successful execution of such business plan and concluded it is probable that the business plan will be effectively implemented, and the Group’s available cash and cash equivalents, restricted cash and short-term investments, cash generated from operating activities and funds from available credit quotas and other sources will be sufficient to support its continuous operations and necessary capital expenditures, and to meet its payment obligations when liabilities fall due within the twelve months from the date of issuance of the consolidated financial statements.

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

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, warranty liabilities, determination of standalone selling price regarding multiple performance obligations, fair value of available-for-sale debt security investments and equity securities using fair value option investments, lower of cost and net realizable value of inventories, inventory valuation for excess and obsolete inventories, losses on purchase commitments, allowance for current expected credit loss, depreciable lives of property, equipment and software, subsequent measurement of equity securities measured under measurement alternatives, assessment for impairment of long-lived assets, valuation of deferred tax assets, valuation and recognition of share-based compensation, fair value of short-term investments, discount rate of lease liabilities, and current or non-current classification of receivables. Actual results could differ from those estimates.

(d) Functional currency and foreign currency translation

The Group’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company and its subsidiaries which are incorporated in the Cayman Islands and Hong Kong is United States dollars (“US$”), except NIO Sport Limited which operates mainly in United Kingdom and uses Great Britain pounds (“GBP”). The functional currencies of the other subsidiaries and the VIEs are their respective local currencies. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

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

The financial statements of the Group’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive loss in the consolidated statements of comprehensive income or loss, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive loss in the consolidated statements of shareholders’ equity. Total foreign currency translation adjustment income/(losses) were an income of RMB11,514, an income of RMB149,668 and a loss of RMB2,860 for the years ended December 31, 2023, 2024 and 2025, respectively. The grant-date fair value of the Group’s share-based compensation expenses is reported in US$ as the respective valuation is conducted in US$ and the shares are denominated in US$.

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.9931, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2025. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on, or December 31, 2025, or at any other rate.

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

The Group’s investments in structured deposits issued by banks and certain retained asset-backed securities are carried at fair value, which are classified within Level 2 and valued using directly or indirectly observable inputs in the market place. As of December 31, 2024 and 2025, such investments aggregately amounted to RMB6,109,606 and RMB305,433, respectively.

As disclosed in Note 2(q), the Group’s derivative instruments are carried at fair value, which are classified within Level 2 and valued using indirectly observable inputs in the market place.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

As disclosed in Note 9, the Group’s available-for-sale debt security investments include investments the Group made in private companies which contains substantive redemption and preferential rights. The Group’s equity securities investments measured using fair value option include an investment the Group made in a private company which contains certain preferential rights. Such investments are classified within Level 3 for fair value measurement. As of December 31, 2024 and 2025, the carrying value of the investments were RMB1,277,068 and RMB979,071, respectively. The Group re-measured the respective fair values using a market approach by adopting a backsolve method, which determined the estimated fair value of the investments through comparison to a recent transaction and applied significant unobservable inputs and assumptions. In the case of available-for-sale debt security investments, fair value changes were not material for the years ended December 31, 2023, 2024 and 2025. In the case of equity securities investments using fair value option, fair value changes of nil and RMB425,711 were recorded as investment loss for the years ended December 31, 2023 and 2024, and RMB208,328 was recorded as investment income for the year ended December 31, 2025. The significant unobservable inputs adopted in the valuation as of December 31, 2024 and 2025 are as follows:

	December 31, 2024	December 31, 2025
Unobservable Input
Expected volatility	49%-52%	49%-52%
Probability	Liquidation scenario: 20%-43% Redemption scenario: 0%-43% IPO scenario: 15%-80%	Liquidation scenario:20%-43% Redemption scenario: 20%-43% IPO scenario: 15%-60%

As disclosed in Note 20, the warrants issued by PE CNHC in May 2024 are not traded in an active securities market. As such, the Company estimated its fair value using the binomial option pricing model as of December 31, 2025 using the assumptions including fair value per share, dividend yield, time to maturity, risk free interest rate and expected volatility. As of December 31, 2024 and 2025, the carrying value of the warrant was not material.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, trade receivable, amounts due from related parties, deposits and other receivables, available-for-sale debt security investments, retained asset-backed securities, trade and notes payable, amounts due to related parties, other payables, derivative instruments, short-term borrowings, lease liabilities and long-term borrowings. As of December 31, 2024 and 2025, other than as discussed above, the carrying values of these financial instruments approximated to their respective fair values.

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

Cash, cash equivalents and restricted cash as reported in the consolidated statements of cash flows are presented separately on our consolidated balance sheets as follows:

	December 31,	December 31,
	2024	2025
Cash and cash equivalents	19,328,920	11,274,094
Restricted cash	8,320,728	14,745,975
Long-term restricted cash	97,720	88,325
Total	27,747,368	26,108,394

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(h) Short-term investments

Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year, which are stated at amortised cost, and investments in structured deposits issued by banks, which are measured at fair value, and an equity investment which is expected to be disposed within one year. As of December 31, 2024 and 2025, the short-term investments amounted to RMB14,137,566 and RMB19,755,809, respectively, among which, RMB11,372,254 and RMB19,369,931, were restricted as collateral for notes payable and letter of guarantee as of December 31, 2024 and 2025, respectively.

(i) Expected credit losses

The Group’s receivables from battery sales to the Battery Asset Company under the Baas model, auto financing receivables, deposits and other receivables are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables, deposits and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances.

For the years ended December 31, 2023, 2024 and 2025, the Group reversed RMB26,315, RMB3,761 and RMB46,691 in expected credit loss provisions in selling, general and administrative expenses, respectively. As of December 31, 2025, the expected credit loss reserve for current and non-current assets were RMB48,590 and RMB14,699, respectively. As of December 31, 2024, the expected credit loss reserve for current and non-current assets were RMB50,594 and RMB59,386, respectively.

Balance as at December 31, 2024

		Expected	Expected
	Original	credit loss	credit loss
	amount	Rate	provision
Current assets:
Trade and notes receivable	1,714,786	2.25%	38,540
Amounts due from related parties	7,712,546	0.13%	10,142
Prepayments and other current assets	3,634,868	0.05%	1,912
Non-current assets:
Other non-current assets	3,632,523	1.63%	59,386

Balance as at December 31, 2025

		Expected	Expected
	Original	credit loss	credit loss
	amount	Rate	provision
Current assets:
Trade and notes receivable	1,421,006	1.87%	26,561
Amounts due from related parties	16,098,829	0.13%	20,579
Prepayments and other current assets	4,855,060	0.03%	1,450
Non-current assets:
Other non-current assets	7,448,284	0.20%	14,699

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

The estimated useful lives are as follows:

Useful lives
Buildings and constructions	20 years
Production facilities	3 to 10 years
Charging and power swap infrastructure	5 to 8 years
R&D equipment	5 to 15 years
Computer and electronic equipment	3 to 5 years
Purchased software	1 to 5 years
Leasehold improvements	Shorter of the estimated useful life or remaining lease term (ranging from 1 to 10 years)
Vehicles for corporate use or customers’ subscription	5 years
Others (office equipment, after-sales equipment, etc.)	3 to 5 years

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

Investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock or in substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments — Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investments at fair value. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss in share of income/(loss) of equity investees in the Group’s consolidated statements of comprehensive loss after the date of investment. For upstream and downstream transactions with investees, the Group eliminates it’s proportionate interest in unrealized intercompany profits by adjusting the carrying amount of the investments. When the Group’s share of the unrealized profit to be eliminated exceeds the carrying amount of the equity method investment, the Group would reduce the carrying amount of equity method investment balance to zero and record the excess amount as deferred profit in liabilitites, which shall be further recognized as profit or loss in the Group’s consolidated statements of comprehensive loss when profit or loss are ultimately realized through transactions by investees. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

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

Available-for-sale debt security investments are reported at estimated fair value with the aggregate unrealized gains and losses, net of tax, reflected in accumulated other comprehensive loss in the consolidated balance sheets. Gain or losses are realized when the investments are sold or when dividends are declared or payments are received. If the amortized cost basis of an available-for-sale security exceeds its fair value and if the Company has the intention to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis, an impairment is recognized in the consolidated statements of comprehensive loss. If the Company does not have the intention to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis and the Company determines that the decline in fair value below the amortized cost basis of an available-for-sale security is entirely or partially due to credit-related factors, the credit loss is measured and recognized as an allowance for credit losses in the consolidated statements of comprehensive loss. The allowance is measured as the amount by which the debt security’s amortized cost basis exceeds the Company’s best estimate of the present value of cash flows expected to be collected.

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The Group monitors its investments measured under equity method for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information. No impairment charge was recognized for the years ended December 31, 2023, 2024 and 2025.

(o) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charges recognized for the years ended December 31, 2023, 2024 and 2025 was nil, RMB55,331 and nil, respectively.

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

The following table shows a reconciliation in the current reporting period related to carried-forward warranty liabilities:

	For the Year Ended December 31,
	2023	2024	2025
Warranty – beginning of year	2,946,937	3,912,224	4,720,712
Provision for warranty	1,222,916	1,168,121	1,118,803
Warranty costs incurred	(257,629)	(359,633)	(376,626)
Warranty– end of year	3,912,224	4,720,712	5,462,889

(q) Derivatives instruments

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

(r) Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

●	provides all of the benefits received and consumed simultaneously by the customer; or

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

●	creates and enhances an asset that the customer controls as the Group performs; or
●	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

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

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. As of December 31, 2024 and 2025, the Group did not record any contract assets.

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

In the instance that some eligible customers elect the auto financing arrangements, the Group believes such arrangement contains a significant financing component and as a result adjusts the transaction price to reflect the impact of time value on the transaction price using an appropriate discount rate (i.e. the interest rates of the loan reflecting the credit risk of the borrower). Interest income from such arrangements with a significant financing component is presented as other sales. Receivables related to auto financing programs that are expected to be repaid by customers beyond one year of the dates of the financial statements are recognized as non-current assets. The difference between the gross receivable and the respective present value is recorded as unrealized finance income. Interest income from such arrangements with a significant financing component is presented separately from revenue from contracts with customers.

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

As the consideration for the vehicle and all embedded services are generally paid in advance, which means the payments received are prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the allocated amount regarding those unperformed obligations. As of December 31, 2024 and 2025, the balances of contract liabilities (deferred revenue) from vehicle sales contracts were RMB6,349,012 and RMB6,299,514 respectively.

Battery as a Service (BaaS)

The Battery as a Service (the “BaaS”), allows users to purchase electric vehicles without batteries and subscribe for the usage of batteries separately. In PRC, under the BaaS, the Group sells batteries to Wuhan Weineng Battery Asset Co., Ltd. and its subsidiaries (the “Battery Asset Company”), an equity investee of the Group, on a back-to-back basis when the Group sells the vehicle to the BaaS users and the BaaS users subscribe for the usage of the batteries from the Battery Asset Company by paying a monthly subscription fee to the Battery Asset Company. Extended warranty was also provided to the Battery Asset Company, which is determined as a distinct performance obligation in the contracts with the Battery Asset Company under ASC 606. Revenue allocated to the sales of batteries to the Battery Asset Company is recognized when the vehicles (together with the batteries) are delivered to the BaaS users which is the point that control of the batteries is transferred to the Battery Asset Company. Revenue allocated to the extended warranty services is recognized over the extended warranty period as the services are performed. As of December 31, 2024 and 2025, the Group expected to collect the payment from the Battery Asset Company within one year, which is in line with the contractual payment framework.

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

The fair value of the guarantee liabilities is determined by taking considerations of the default pattern of the Group’s auto financing arrangements provided to users. At each period end, the financial liabilities are remeasured with the corresponding changes recorded as the reduction to the revenue. For the years ended December 31, 2024 and 2025, both service revenue and guarantee liability were immaterial.

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

Provision of power solutions

The Group provides power solutions to users, including provision of battery charging and swapping services, sale of charging piles, provision of BaaS-related services and other power solution services. Revenue from the services is recognized when relevant services are rendered. Revenue from the sales of charging piles is recognized when the control of the products is transferred to the customers.

Battery swapping service

The Group provides battery swapping service to users with convenient “recharging” experience by swapping the user’s battery for another one. The battery swapping service is in substance a charging service instead of non-monetary exchanges or sales of batteries as the batteries involved in such swapping are the same in capacity and very similar in performance.

For performance obligation of the battery swapping service sold together with the vehicles (i.e. monthly free-of-charge quota), the Group recognizes the revenue over time using a straight-line method over the estimated beneficial period, being the estimated length of time that the initial owner owns the vehicle. For the battery swapping beyond monthly free-of-charge quota for which additional considerations are paid by the users, the Group recognizes revenue when the battery swapping service is completed.

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Others

Other revenues consists of technical services, sales of used vehicles, auto financing services, retail merchandise, automotive regulatory credits, embedded products and services offered together with vehicle sales, including vehicle connectivity services, and other products and services. Revenue is recognized when relevant services are rendered or control of the products is transferred.

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

For the years ended December 31, 2023, 2024 and 2025, the revenue portion allocated to the NIO points and coupons as a separate performance obligation was RMB863,627, RMB1,683,234 and RMB1,161,603, respectively, which was recorded as contract liability (deferred revenue). For the years ended December 31, 2023, 2024 and 2025, the total NIO points and coupons recorded as selling, general and administrative expenses was RMB162,875, RMB386,663 and RMB237,236, respectively.

As of December 31, 2024 and 2025, liabilities recorded related to unredeemed NIO points and coupons were RMB2,017,516, and RMB1,958,937, respectively.

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

(t) Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising expenses, marketing and promotional expenses, salaries and other compensation-related expenses to sales and marketing personnel. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2023, 2024 and 2025, advertising costs totaled RMB1,242,941, RMB1,480,886 and RMB1,507,447, respectively.

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

(w) Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB2,349,966, RMB3,005,528 and RMB3,059,580 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The Group records liabilities related to uncertain tax positions when, despite the Group’s belief that the Group’s tax return positions are supportable, the Group believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. The Group did not recognize uncertain tax positions as of December 31, 2024 and 2025.

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

According to ASC 718, a change in any of the terms or conditions of stock options shall be accounted for as a modification of the plan. Therefore, the Company calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Company recognizes incremental compensation cost in the period the modification occurs and for unvested options, the Company recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

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

(aa) Comprehensive income/(loss)

The Group applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive loss and its components in a full set of financial statements. Comprehensive loss is defined to include all changes in equity of the Group during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Group’s comprehensive loss includes net loss and other comprehensive income/(loss), which mainly consists of the foreign currency translation adjustment that have been excluded from the determination of net loss and the change in fair value of available-for-sale debt securities.

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

(ac) Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2023, 2024 and 2025.

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

The primary measure of segment profitability for the Group operating segment is considered to be net loss. Net loss is used by the CODM to monitor budget versus actual results as well as comparation with the Group’s competitors, which are used in assessing performance of the segment. Significant segment expenses reviewed by the CODM on a regular basis included within net loss include cost of sales, research and development expenses and selling, general and administrative expenses which are separately presented on the Group’s Consolidated Statements of Comprehensive Loss. Other segment items within net loss include interest and investment income, interest expenses, share of income/(loss) of equity investees, other income/(loss), net and income tax (expense)/benefit.

The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segment information is presented.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

3.    Recent Accounting Pronouncements

(a)	Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-08, Accounting for and Disclosure of Crypto Assets (Subtopic 350-60). This ASU requires certain crypto assets to be measured at fair value separately in the balance sheet and income statement each reporting period. This ASU also enhances the other intangible asset disclosure requirements by requiring the name, cost basis, fair value, and number of units for each significant crypto holding. The ASU is effective for annual periods beginning after December 15, 2024, including interim periods within those fiscal years. Adoption of the ASU requires a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period in which an entity adopts the amendments. The Group adopted this ASU from January 1, 2025, which did not have a material impact on the Group’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU resulted in the required additional disclosures being included in our annual consolidated financial statements. The Group adopted this ASU from January 1, 2025, which did not have a material impact on the Group’s consolidated financial statements.

(b)	Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, and issued subsequent amendment within ASU 2025-01 to clarify the effective date. ASU 2024-03 requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. A reporting entity is required to 1) disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas-producing activities (DD&A) (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e); 2) include certain amounts that are already required to be disclosed under current generally accepted accounting principles in the same disclosure as the other disaggregation requirements; 3) disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and 4) disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is in the process of assessing the impact of this ASU on the Group’s consolidated financial statements.

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

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326) Measurement of Credit Losses for Accounts Receivable and Contract Assets. The ASU addresses challenges encountered when applying the guidance in Topic 326, Financial Instruments—Credit Losses, to current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is in the process of assessing the impact of the amendments on the Group’s consolidated financial statements.

In July 2025, the FASB issued ASU 2025-06 Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40). The ASU modernizes the accounting for internal-use software to reflect current development practices, clarifies when to begin capitalizing costs, and enhances disclosure requirements. The ASU is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is in the process of assessing the impact of the amendments on the Group’s consolidated financial statements.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832). ASU No. 2025-10 establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance is effective for annual reporting periods beginning after December 15, 2029, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is in the process of assessing the impact of the amendments on the Group’s consolidated financial statements.

4.    Concentration and Risks

(a) Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investment, trade receivable, amount due from related parties, deposits and other receivables. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2024 and 2025, the great majority of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and the United States which management believes are of high credit quality based on their credit ratings.

(b) Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents and restricted cash denominated in RMB that are subject to such government controls amounted to RMB19,902,484 and RMB22,634,977 as of December 31, 2024 and 2025, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

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

(d)Concentration of customers and suppliers

The following tables summarized the customer with greater than 10% of the total revenue and account receivables:

	For the Year Ended December 31,
	2023	2024	2025
Percentage of the total revenue
Customer A[1]	*	15%	18%

	December 31,	December 31,
	2024	2025
Percentage of the account receivables
Customer A[1]	81%	91%

* Less than 10%

[1] A related party of the Group

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The following tables summarizes the supplier with greater than 10% of the total purchase and payables:

	For the Year Ended December 31,
	2023	2024	2025
Percentage of the total purchase
Supplier A	15%	13%	14%

	December 31,	December 31,
	2024	2025
Percentage of the account payables
Supplier A	16%	17%

5.    Inventory

	December 31,	December 31,
	2024	2025
Raw materials	2,273,991	3,487,344
Work in process	141,195	241,910
Finished Goods	4,291,167	4,554,713
Merchandise	626,772	910,903
Less: inventory provision	(245,902)	(664,016)
Total	7,087,223	8,530,854

Raw materials primarily consist of materials for volume production. Finished goods include vehicles ready for transit at production factory, vehicles in transit to fulfill customer orders, new vehicles available for immediate sale at the Group’s sales and service center locations and charging piles. Merchandise includes parts, accessories and lifestyle merchandises.

Inventory write-downs recorded in cost of sales for the years ended December 31, 2023, 2024 and 2025 were RMB65,362, RMB123,345 and RMB509,322, respectively.

6.    Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	December 31,	December 31,
	2024	2025
Deductible VAT input	2,326,470	2,692,485
Prepayment to vendors	755,376	1,531,719
Deposits	376,130	298,911
Others	176,892	331,945
Less: Allowance for credit losses	(1,912)	(1,450)
Total	3,632,956	4,853,610

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

7.    Property, Plant and Equipment, Net

Property, plant and equipment and related accumulated depreciation were as follows:

	December 31,	December 31,
	2024	2025
Production facilities	6,845,010	10,356,573
Mold and tooling	7,108,020	10,299,152
Charging & battery swap equipment	7,761,253	9,276,827
Leasehold improvements	6,124,611	6,365,523
Computer and electronic equipment	1,922,333	1,901,435
Corporate vehicles	1,949,132	1,666,591
R&D equipment	1,635,821	1,648,097
Purchased software	1,349,419	1,441,795
Buildings and constructions	913,281	911,446
Construction in process	3,616,078	852,922
Subscriptions Vehicles	799,846	791,480
Others	1,429,868	1,740,402
Subtotal	41,454,672	47,252,243
Less: Accumulated depreciation	(15,559,399)	(21,421,906)
Less: Accumulated impairment	(2,369)	(2,369)
Total property, plant and equipment, net	25,892,904	25,827,968

The Group recorded depreciation expenses of RMB3,372,673, RMB5,870,195 and RMB7,141,325 for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2024 and 2025, certain property, plant, and equipments and land use rights with carrying values of RMB1,131,796 and RMB1,549,257, respectively, were restricted as collateral for long-term borrowings and credit quota from certain supplier.

8.    Land Use Rights, Net

Land use rights and related accumulated amortization were as follows:

	December 31,	December 31,
	2024	2025
Land use rights	235,198	235,198
Less: Accumulated amortization—land use rights	(33,203)	(38,507)
Total land use rights, net	201,995	196,691

The Group recorded amortization expense for land use rights of RMB5,304, RMB5,304 and RMB5,304 for the years ended December 31, 2023, 2024 and 2025, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

9.    Long-term investments

The Group’s long-term investments consisted of the following:

	December 31,	December 31,
	2024	2025
Equity investments:
Equity method investments (i)	1,275,287	805,296
Equity securities without readily determinable fair value (ii)	504,282	362,687
Equity securities with readily determinable fair value (iii)	33,865	324,074
Equity securities using fair value option (iv)	1,103,150	—
Debt investments:
Available-for-sale debt securities (iv)	173,918	979,071
Held-to-maturity debt securities – time deposit	12,086	9,390
Retained asset-backed securities	23,419	—
Total	3,126,007	2,480,518

(i) Equity method investments

In August 2020, the Group and three other third party investors jointly established the Battery Asset Company. The Group invested RMB200,000 in the Battery Asset Company and held 25% of the Battery Asset Company’s equity interests. From 2020 to 2024, the Battery Asset Company entered into some agreements with the Group and the other third-party investors. The Group invested additional RMB270,000 during the period. As a result of additional investments from other third-party investors, the equity interests of the Battery Asset Company owned by the Group was diluted to approximately 19.4% as of December 31, 2024. In 2025, the Battery Asset Company entered into agreements with the Group and other third-party investors for a total additional investment of RMB918,000 and the Group invested additional RMB178,000. As of December 31, 2025, the Group owns approximately 19.4% equity interests of the Battery Asset Company. The Group, as a major shareholder of the Battery Asset Company, is entitled to appoint one out of nine directors in the Battery Asset Company’s board of directors and can exercise significant influence over the Battery Asset Company. Therefore, the investment in the Battery Asset Company is accounted for using the equity method of accounting.

In July 2024, the Group and one of its shareholders, CYVN Holding L.L.C. (“CYVN”), established a joint venture, with total authorized share capital of US$55 million, among which, the Group and CYVN will invest US$28 million and US$27 million, representing equity interests of 51% and 49%, respectively. The Group is not considered as the controlling shareholder of this joint venture given the absence of sufficient voting interests over this joint venture’s significant activities by assessing its influence over decision-making activities in both board of directors and shareholders’ level. As a result, this investment is accounted for using equity method.

In 2024 and 2025, the Group invested in several private funds and entities with a total amount of RMB279,079 and RMB303,760, respectively. The Group does not control but can exercise significant influence over these investees with certain voting rights. Therefore, the Group accounts for these investments under equity method.

During the years ended December 31, 2023, 2024 and 2025, the Group recognized RMB64,394 of shares of income of equity investees and RMB503,193 and RMB1,092,184 of shares of loss of equity investees, respectively, from these equity method investments, which also included the elimination of the unrealized intercompany profit in upstream and downstream transactions.

As of December 31, 2025, because of the elimination of unrealized intercompany profit in connection with the upstream and downstream transactions with investees, the carrying value of certain equity method investments, including the investment in the Battery Asset Company, were reduced to zero and the excess amounts were recorded in deferred profit in accruals and other liabilities (Note 11) and other non-current liabilities (Note 13). The deferred profit was mainly attributable to the transactions with the Battery Asset Company and its affiliates.

As of December 31, 2024 and 2025, none of the Group’s equity method investment, neither individually nor in aggregate, was considered as significant under Reg S-X Rules.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(ii) Equity securities without readily determinable fair value

	December 31,	December 31,
	2024	2025
Equity securities without readily determinable fair value:
Initial cost	417,497	300,147
Net cumulative fair value adjustments	86,785	62,540
Carrying value	504,282	362,687

The Group has certain equity investments which are measured under the measurement alternative. During the years ended December 31, 2023, 2024 and 2025, the Group invested RMB294,657, RMB113,363 and disposed RMB117,350 in equity securities without readily determinable fair value, respectively. The Group re-measured these investments based on recent financing transactions of these investees, which were considered as observable transactions, and recorded fair value losses of RMB4,988, RMB286 and RMB24,245 in investment income during the years ended December 31, 2023, 2024 and 2025, respectively.

No impairment charges were recognized for the years ended December 31, 2023, 2024 and 2025.

(iii) Equity securities with readily determinable fair value

During the years ended 2023, 2024 and 2025, the Group invested nil, nil and RMB261,688 in certain public companies, respectively. Since the investments were considered as common stock or in-substance common stock and are therefore measured at fair value with the change of fair value recognized as investment income.

There was no significant change to the fair value of these investments during the years ended December 31, 2023, 2024 and 2025. No impairment charges were recognized for the years ended December 31, 2023, 2024 and 2025.

(iv) Equity securities using fair value option and available-for-sale debt securities

	December 31,	December 31,
	2024	2025
Available-for-sale debt securities:
Initial cost	173,918	979,071
Net cumulative fair value adjustments	—	—
Carrying value	173,918	979,071

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

In July 2021, the Group, together with several third party investors, established a fund with total capital contributions of RMB650,000, among which the Group contributed RMB550,000. According to the fund agreement, the fund is established for the sole purpose of investing in a pre-determined private company and the Group is able to unilaterally determine the operation and investment strategy of the fund. Therefore, the Group consolidated the financial statements of the fund. The investments provided by other investors to the fund with amount of RMB100,000 are classified as non-controlling interest. The fund purchased a minority interest of a private company that was pre-determined with total consideration of RMB650,000. Since the investment contained certain substantive preferential rights, including redemption at the holders’ option upon occurrence of certain contingent events that were out of the investee’s control and liquidation preference over the common shareholders, it was not considered as common stock or in-substance common stock and was therefore classified as available-for-sale debt investment which was measured at its fair value with the change of fair value recognized as other comprehensive income. In 2022, the Group entered into agreements with other third-party investors and disposed certain equity interests of this private company with the total consideration of RMB270,000 and recognized investment gain of RMB171,567, among which RMB4,652 were released from unrealized gains of other comprehensive income. In November 2023, all shareholders of the investee entered into agreements and agreed to terminate their redemption rights, with the other preferential rights remaining effective, including the rights to request the investee’s founders’ to repurchase shares from certain shareholders upon the achievement of certain contingent events (the “Put option”) and liquidation preference over the rights of common shareholders. As a result of these changes, the Group determined that the fund should no longer be considered a debt investment. The Group discontinued available-for-sale debt investment accounting and accounted for this investment as an equity investment using the fair value option. Due to the change in the character of the investment and as a result of the related remeasurement, a gain on the previously held available-for-sale debt security was recognized by recycling a previously unrealized gain of RMB977,294 from other comprehensive income to investment income. Correspondingly, the deferred tax impact associated with this unrealised gain of RMB206,734 that was previously recorded in other comprehensive income was recognized in deferred income tax expenses.

In May and September 2025, the Group entered into agreements with other third-party investors and disposed certain equity interests of this private company with total consideration of RMB577,470 and recognized the investment gain of RMB14,883 accordingly. In addition, upon the completion of new financing transaction by this investee in September 2025, the Group remeasured its remaining investment using a market approach by adopting a backsolve method which benchmarked to this financing transaction, and recognized the investment gain of RMB153,121 in net income, after deducting the tax impact of RMB40,324, with RMB32,148 attributable to non-controlling interests. Furthermore, according to the revised shareholders’ agreement of this investee, all shareholders agreed to restore the redemption obligations of this investee, while other preferential rights over the common shareholders remained unchanged. Due to such change, this investment was reclassified as debt investment and the Group further accounted for this investment as available-for-sale debt investment measured at its fair value with the change of fair value recognized as other comprehensive income.

In the fourth quarter of 2025, the Group entered into agreements with other third-party investors and disposed certain equity interests of this private company with total consideration of RMB96,428 and the investment loss recognized in earnings was not material. As of December 31, 2025, there were no significant changes of fair value of the Group’s remaining investments in this private company.

Other than this investment, during the years ended 2023, 2024 and 2025, the Group invested nil, RMB53,918 and RMB159,000 in certain private companies, respectively. Since the investment contains certain substantive preferential rights, including redemption at the holders’ option upon occurrence of certain contingent events that are out of the investee’s control and liquidation preference over the rights of common shareholders, it is not considered as common stock or in-substance common stock and is therefore classified as available-for-sale debt investment which is measured at its fair value with the change of fair value recognized as other comprehensive income.

There was no significant change to the fair value of these available-for-sale debt securities investments during the years ended December 31, 2023, 2024 and 2025, based on the Company’s fair value assessment. No impairment charges were recognized for the years ended December 31, 2023, 2024 and 2025.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

10.   Other Non-current Assets

Other non-current assets consist of the following:

	December 31,	December 31,
	2024	2025
Non-current portion of right of use assets – finance lease	63,635	5,696,866
Long-term deposits	1,196,193	791,784
Non-current portion of auto financing receivables	863,796	727,797
Prepayments for long-term assets	1,246,836	221,253
Others	262,063	10,584
Less: Allowance for credit losses	(59,386)	(14,699)
Total	3,573,137	7,433,585

Long-term deposits mainly consists of deposits to vendors for guarantee of production capacity as well as rental deposits which will not be collectible within one year.

11.  Accruals and Other Liabilities

Accruals and other liabilities consist of the following:

	December 31,	December 31,
	2024	2025
Payables for purchase of property, plant and equipment	3,643,002	4,292,946
Current portion of deferred revenue/income	3,156,430	3,146,943
Payables for marketing events	1,962,341	1,937,905
Salaries and benefits payable	2,082,972	1,876,515
Payables for R&D expenses	1,924,269	1,473,761
Advance from customers	918,465	1,135,508
Current portion of warranty liabilities	652,633	856,664
Accrued costs of loss on purchase commitments	336,656	575,709
Accrued expenses	418,760	276,938
Current portion of finance lease liabilities	13,498	263,203
Current portion of deferred profit	—	115,114
Interest payables	86,474	74,243
Current portion of payable to BaaS users	249,917	21,792
Other payables	595,662	648,803
Total	16,041,079	16,696,044

Payable to BaaS users represents certain monthly subscription fee the Group agreed to compensate to BaaS users, if certain criteria are met. The Group accrued the payable to BaaS users against vehicle sales. Based on the payment schedule, payable to BaaS users due within the next 12 month is recorded as accruals and other liabilities. In 2025, based on a separately negotiated agreement, the Group settled the payable to BaaS users of RMB972,984.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

12.  Borrowings

Borrowings consist of the following:

	December 31,	December 31,
	2024	2025
Short-term borrowing:
Bank loan (i)	4,490,000	3,580,000
Other short-term financing arrangements (ii)	1,239,561	1,111,910
Current portion of long-term borrowings:
Current portion of long-term bank loan (iii)	639,180	331,770
Current portion of other financing arrangements (ii)	52,157	317,792
Current portion of convertible notes (iv)	2,706,285	6,409
Long-term borrowings:
Convertible notes (iv)	8,166,996	7,997,710
Bank loan (iii)	2,965,490	391,220
Other financing arrangements (ii)	308,269	237,342
Total	20,567,938	13,974,153

(i) Short-term bank loan

As of December 31, 2024, the Group obtained short-term borrowings from several banks of RMB4,490,000 in aggregate. The annual interest rate of these borrowings is approximately 2.10% to 2.60%.

As of December 31, 2025, the Group obtained short-term borrowings from several banks of RMB3,580,000 in aggregate. The annual interest rate of these borrowings is approximately 2.20% to 2.90%.

The short-term borrowings contain covenants including, among others, limitation on liens, consolidation, merger, sale of the Group’s assets and certain financial measures which include upper limit of asset liability ratio. The Group was in compliance with all of the loan covenants as of December 31, 2024 and 2025. As of December 31, 2024 and 2025, no short-term borrowings were guaranteed by the Company’s subsidiaries or pledged with short-term investments.

(ii) Other financing arrangements

Other financing arrangements mainly consist of financial liabilities arising from sale and leaseback arrangements of certain vehicles, production facilities and power swap station assets that the control of the underlying assets are not transferred from the Group (the seller-lessee) to the buyer-lessor. For the years ended December 31, 2024 and 2025, financial liabilities arising from certain sales and leaseback arrangements of RMB157,001 and RMB1,024,395 were settled upon ultimate transfer of control of related assets, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(iii) Long-term bank loan

				As of December 31, 2024			As of December 31, 2025
					Current portion	Long-term portion		Current portion	Long-term portion
	Date of		Maturity/	Outstanding	according to	according to	Outstanding	according to	according to
Ref.	borrowing	Lender/Banks	Repayment date	loan	repayment schedule	repayment schedule	loan	repayment schedule	repayment schedule
1	June 15, 2022	Bank of Shanghai	June 15, 2025	80,340	80,340	—	—	—	—
2	July 25, 2022	China Construction Bank	July 25, 2029	6,460	1,360	5,100	3,060	—	3,060
3	July 26, 2022	Industrial and Commercial Bank of China	July 25, 2029	9,690	2,040	7,650	—	—	—
4	August 24, 2022	China Construction Bank	July 25, 2029	18,810	3,960	14,850	8,910	—	8,910
5	January 19, 2023	China Construction Bank	July 25, 2029	297,730	62,680	235,050	158,030	17,000	141,030
6	January 20, 2023	Industrial and Commercial Bank of China	July 25, 2029	474,810	99,960	374,850	255,000	30,090	224,910
7	September 18, 2023	Bank of Shanghai	September 18,2026	213,040	108,600	104,440	104,440	104,440	—
8	March 18, 2024	China Construction Bank	January 15,2031	637,010	29,900	607,110	—	—	—
9	March 18, 2024	Industrial and Commercial Bank of China	January 15,2031	497,660	23,360	474,300	—	—	—
10	March 18, 2024	China Minsheng Bank	January 15,2031	497,670	23,380	474,290	—	—	—
11	March 18, 2024	Agricultural Bank of China	January 15,2031	497,660	23,360	474,300	—	—	—
12	April 12, 2024	Bank of Shanghai	January 11, 2027	145,550	72,600	72,950	72,950	72,600	350
13	May 15, 2024	Bank of Shanghai	February15,2027	228,240	107,640	120,600	120,600	107,640	12,960
	Total			3,604,670	639,180	2,965,490	722,990	331,770	391,220

The long-term borrowings contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Group’s assets, and certain performance and financial measures which include liabilities to assets ratio. The Group was in compliance with all of the loan covenants as of December 31, 2024 and 2025.

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

As of December 31, 2025, the Group had bank credit quotas with aggregated amount of RMB77,756,566 which consists of non-collateral based bank credit quotas of RMB7,752,160 and collateral-based bank credit quotas of RMB70,004,406 Out of the total non-collateral bank credit quotas, RMB2,480,000, RMB690,000 and RMB237,000 were used for bank borrowing, issuance of letters of guarantee and banks’ acceptance notes, respectively. Out of the total collateral-based bank credit quotas, RMB24,447,520, RMB8,088,343 and RMB102,052 were used for bank’s acceptance notes, issuance of letters of guarantee and letter of cedit, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(iv) Convertible notes

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

As of December 31, 2025, the carrying amount of the remaining 2026 Notes and 2027 Notes were RMB6,409 and RMB1,493, respectively.

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

The Company accounted for 2029 Notes and 2030 Notes in accordance with ASU 2020-06 which eliminates the cash conversion accounting models. Accordingly, the principal amount of these Notes was reported as one single unit of account in long-term borrowings at its principal amount, net of debt issuance costs of US$17,855, on the basis of not electing fair value option for the Notes and no substantial premium to be offered. The Notes are subsequently measured at amortized cost with interest expenses accrued over the term of these Notes using the effective interest method. As of December 31, 2024 and 2025, the carrying amount of the Notes were RMB8,160,462 and RMB7,996,217, respectively.

13.  Other Non-Current Liabilities

Other non-current liabilities consist of the following:

	December 31,	December 31,
	2024	2025
Non-current finance lease liabilities	35,145	4,769,972
Warranty liabilities	4,068,079	4,606,225
Deferred revenue	3,045,846	2,872,987
Deferred government grants	391,116	568,919
Deferred profit	—	255,496
Payable to BaaS users	779,695	193,845
Others	308,715	423,334
Total	8,628,596	13,690,778

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The balances for the operating and finance leases where the Group is the lessee are presented as follows within the consolidated balance sheet:

	December 31,	December 31,
	2024	2025
Operating leases:
Right-of-use assets - operating lease	12,797,158	11,711,306
Current portion of operating lease liabilities	1,945,987	2,163,768
Non-current operating lease liabilities	11,260,735	10,092,039
Total operating lease liabilities	13,206,722	12,255,807
Finance leases:
Right-of-use assets - finance lease	63,635	5,696,866
Current portion of finance lease liabilities	13,498	263,203
Non-current finance lease liabilities	35,145	4,769,972
Total finance lease liabilities	48,643	5,033,175

The components of lease expenses were as follows:

	Year Ended December 31,
	2024	2025
Lease cost:
Amortization of right-of-use assets	1,825,182	2,228,651
Interest of operating lease liabilities	573,031	543,698
Expenses for short-term leases within 12 months and other non-lease component	227,990	92,361
Total lease cost	2,626,203	2,864,710

Other information related to leases where the Group is the lessee is as follows:

	As of December 31,		As of December 31,
	2024		2025
Weighted-average remaining lease term:
Operating leases	10.9	years	10.6	years
Finance leases	5.5	years	18.9	years

Weighted-average discount rate:
Operating leases	4.45%		4.39%
Finance leases	4.14%		4.20%

Supplemental cash flow information related to leases where we are the lessee is as follows:

	For the Year Ended December 31,
	2024	2025
Operating cash outflows from operating leases	2,385,552	2,402,489
Operating cash outflows from finance leases (interest payments)	2,208	90,864
Financing cash outflows from finance leases	37,854	101,113
Right-of-use assets obtained in exchange for lease liabilities	3,698,231	6,512,719

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

As of December 31, 2024 and 2025, the maturities of our operating and finance lease liabilities (excluding short-term leases) are as follows:

	As of December 31,		As of December 31,
	2024		2025
	Operating	Finance	Operating	Finance
	Leases	Leases	Leases	Leases
2025	2,531,918	16,993	—	—
2026	2,306,078	15,497	2,420,506	409,668
2027	1,899,976	13,352	2,079,015	400,900
2028	1,504,174	8,788	1,725,211	388,453
2029	1,228,528	4,237	1,474,031	379,880
2030	—	—	1,184,585	374,286
Thereafter	7,388,703	8,485	7,480,193	5,249,953
Total minimum lease payments	16,859,377	67,352	16,363,541	7,203,140
Less: Interest	(3,652,655)	(18,709)	(4,107,734)	(2,169,965)
Present value of lease obligations	13,206,722	48,643	12,255,807	5,033,175
Less: Current portion	(1,945,987)	(13,498)	(2,163,768)	(263,203)
Long-term portion of lease obligations	11,260,735	35,145	10,092,039	4,769,972

As of December 31, 2024 and 2025, the Group had future minimum lease payments for non-cancelable short-term operating leases of RMB497,773 and RMB24,467, respectively.

15.  Revenue

Revenue by source consists of the following:

	Year Ended December 31,
	2023	2024	2025
Vehicle sales	49,257,270	58,234,086	76,883,876
Parts, accessories and after-sales vehicle services	2,337,490	3,324,321	4,174,135
Provision of power solution	1,666,346	2,100,553	2,464,441
Others	2,356,827	2,072,599	3,965,058
Total	55,617,933	65,731,559	87,487,510

For the years ended December 31, 2023, 2024 and 2025, revenue recognised at a point in time was RMB52,943,443, RMB62,271,688 and RMB82,615,445, respectively, and revenue recognised over time was RMB2,674,490, RMB3,459,871 and RMB4,872,065, respectively.

16.  Deferred Revenue/Income

The following table shows a reconciliation in the current reporting period related to carried-forward deferred revenue/income.

	Year Ended December 31,
	2023	2024	2025
Deferred revenue/income–beginning of year	3,561,890	4,996,043	6,202,276
Additions	3,138,343	3,263,495	2,335,784
Recognition	(1,705,134)	(2,055,119)	(2,522,435)
Effects on foreign exchange adjustment	944	(2,143)	4,305
Deferred revenue/income–end of year	4,996,043	6,202,276	6,019,930

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Deferred revenue mainly includes the transaction price allocated to the performance obligations that are unsatisfied, or partially satisfied, which mainly arises from the vehicle connectivity services, the extended warranty services, battery swapping services as well as the points offered to customers, with unrecognized deferred revenue balance of RMB6,202,276 and RMB6,019,930 as of December 31, 2024 and 2025, respectively.

The Group expects that approximately 52% of the transaction price allocated to unsatisfied performance obligation as at December 31, 2025 will be recognized as revenue during the period from January 1, 2026 to December 31, 2026. The remaining 48% will be recognized during the period from January 1, 2027 to December 31, 2040.

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

For the years ended December 31, 2023, 2024 and 2025, the aggregate fees to JAC under the above collaboration arrangement were RMB1,318,524, RMB179,375 and nil, respectively, and were included in cost of sales.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

18.  Research and Development Expenses

Research and development expenses consist of the following:

	For the Year Ended December 31,
	2023	2024	2025
Employee compensation	8,998,415	8,829,163	7,641,448
Design and development expenses	3,019,403	2,561,769	1,699,274
Depreciation and amortization expenses	720,737	991,074	710,737
Rental and related expenses	273,493	250,597	235,535
Travel and entertainment expenses	135,891	82,955	55,807
Others	283,460	321,746	262,192
Total	13,431,399	13,037,304	10,604,993

19.  Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of the following:

	For the Year Ended December 31,
	2023	2024	2025
Employee compensation	5,929,888	7,405,828	7,751,345
Marketing and promotional expenses	2,642,531	3,408,931	3,124,734
Rental and related expenses	1,683,929	1,930,423	2,153,985
Depreciation and amortization expenses	672,669	882,860	989,332
Professional services	550,011	561,284	598,568
IT consumable, office supply and other low value consumable	581,193	541,782	475,648
Other taxes and surcharges	290,456	409,690	386,251
Travel and entertainment expenses	218,396	147,180	101,384
Expected credit losses	(26,315)	(3,761)	(46,691)
Others	341,798	456,840	553,191
Total	12,884,556	15,741,057	16,087,747

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

On September 29, 2024, pursuant to definitive investment agreements, a group of new investors (the “New Strategic Investors”) agreed to invest an aggregate of RMB3.3 billion in cash to subscribe for newly issued shares of NIO China. Concurrently, the Group agreed to invest an aggregate of RMB10 billion in cash to subscribe for newly issued shares of NIO China. Upon completion of this transaction, the Group held 88.25% of controlling equity interest in NIO China, while the New Strategic Investors together with the Existing Strategic Investors collectively held the remaining 11.75% of equity interest in NIO China. In addition, NIO also had the right to invest an additional RMB20 billion in NIO China by December 31, 2025, based on the same price and terms of this transaction.

In July 2025, the Group entered into a definitive agreement to exercise its right to make an additional investment of RMB20 billion in NIO China, pursuant to the definitive investment agreement entered into with the New Strategic Investors. After the completion of this additional investment, the Group held a controlling equity interest of 91.8% in NIO China.

As of December 31, 2025, the Group has completed its investment of RMB10 billion and has additionally invested RMB20 billion pursuant to the definitive investment agreements entered into with the New Strategic Investors, and the Company has received RMB2.8 billion from certain New Strategic Investors. Each of the New Strategic Investors has the right to request the Group to redeem their equity interests in NIO China at an agreed price in case of NIO China’s failure to complete the listing application or to issue the material assets restructuring plan related to the qualified initial public offering before December 31, 2027, failure to complete a qualified initial public offering before December 31, 2028, or other events as set forth in the share purchase agreement. The agreed price is calculated based on each non-controlling shareholder’s cash investment to NIO China plus an annual interest rate of 7.5%, or the market value in the latest financing activities, if any.

For the years ended December 31, 2023, 2024 and 2025, the Company recorded RMB303,163, RMB329,939 and RMB567,877 of accretion on redeemable non-controlling interests to redemption value. As of December 31, 2024 and 2025, the balance of redeemable non-controlling interests was RMB6,985,787 and RMB7,553,664, respectively.

In December 2025 and January 2026, the Company entered into agreements with certain investors of NIO China to purchase their holdings of approximately 1.08% of the equity interest of NIO China, which will be settled in three tranches by September 2026, for a total consideration of no more than RMB1.002 billion, subject to certain closing conditions. Following the completion of the purchases, the Company expects its controlling equity interest in NIO China to increase to 92.9%.

Investment in PE CNHC

On May 31, 2024, the Company and certain of its subsidiaries entered into definitive agreements for the investment in PE CNHC with an investor (the “PE Strategic Investor”), pursuant to which, the PE Strategic Investor agreed to invest an aggregate of RMB1.0 billion in cash into PE CNHC for its non-controlling interest, representing 10% equity interests in PE CNHC. In connection with this transaction, PE CNHC also issued warrants to PE Strategic Investor which entitle PE Strategic Investor the right, at its sole discretion, to purchase additional RMB0.5 billion equity interests of PE CNHC at the same price, before PE CNHC’s next round of financing (the “Warrants”). In June 2024 and August 2025, the Group received RMB0.5 billion and RMB0.5 billion, respectively. As of December 31, 2024 and 2025, the Company held 90.91% controlling equity interests in PE CNHC.

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

For the Warrants, the Group classified the Warrants as financial liabilities under ASC 480 as the Warrants conditionally obligated the Group to ultimately transfer assets. The proceeds received by PE CNHC from PE Strategic Investor’s investment were allocated first to the warrant liabilities based on their fair value and the residual was allocated to the mezzanine equity.

For the years ended December 31, 2024 and 2025, the Group recorded an accretion of RMB17,577 and RMB41,980 on redeemable non-controlling interests to redemption value. As of December 31, 2024 and 2025, the balance of redeemable non-controlling interests was RMB456,210 and RMB998,190, respectively, and the balance of the warrant liabilities was RMB53,146 and RMB72,409, respectively.

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

As of December 31, 2024 and 2025, the authorized share capital of the Company is US$1,000 divided into 4,000,000,000 shares, comprising of: 2,632,030,222 Class A Ordinary Shares, nil Class B Ordinary Shares, 148,500,000 Class C Ordinary Shares, and 1,219,469,778 shares with each of such class or classes as the board of directors may determine.

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

As of December 31, 2024 and 2025, the total amount released from treasury shares to additional paid-in capital was RMB105.7 million RMB115.4 million, respectively. The lending fee received during the lending period was immaterial.

In November and December 2024, the Company issued 27,690,071 ADSs to exchange the convertible notes as disclosed in Note 12 (iv) through treasury shares.

In April 2025, the Company completed the offering of 136,800,000 class A ordinary shares of the Company at an offering price of HK$29.46 per share, with total offering consideration of HK$4,030,130 (RMB3,684,893).

In September 2025, the Company completed an offering of 188,095,918 ADSs and 20,995,000 Class A ordinary shares of the Company at an offering price of US$5.57 per ADS, and HK$43.36 per Class A ordinary share, respectively, with total offering consideration of US$1,047,694 (RMB7,444,392) and HK$910,343 (RMB831,195).

As of December 31, 2024 and 2025, 4,000,000,000 ordinary shares were authorized, 2,094,978,828 shares and 2,477,224,852 shares were issued, and 2,091,505,895 shares and 2,474,273,324 shares were outstanding, respectively. The share number excludes 51,467,289 Class A Ordinary Shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans.

22.  Share-based Compensation

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	For the Year Ended December 31,
	2023	2024	2025
Cost of sales	83,972	71,779	57,954
Research and development expenses	1,517,206	1,296,136	1,129,859
Selling, general and administrative expenses	767,863	560,597	602,914
Total	2,369,041	1,928,512	1,790,727

There was no income tax benefit recognized in the consolidated statements of comprehensive loss for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets in the years ended December 31, 2023, 2024 and 2025.

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

(i) Share Options

The following table summarizes activities of the Company’s share options under the 2016, 2017 and 2018 Plans for the year ended December 31, 2025:

		Weighted	Weighted
	Number of	Average	Average	Aggregate
	Options	Exercise	Remaining	Intrinsic
	Outstanding	Price	Contractual Life	Value
		US$	In Years	US$
Outstanding as of December 31, 2024	52,060,649	3.55	2.60	100,420
Granted	—	—	—	—
Exercised	(7,965,157)	2.06	—	—
Cancelled	(15,780)	43.97	—	—
Expired	(811,075)	22.76	—	—
Outstanding as of December 31, 2025	43,268,637	3.45	2.24	110,655
Vested and expected to vest as of December 31, 2025	43,197,261	3.45	2.25	110,462
Exercisable as of December 31, 2025	41,781,637	3.49	2.20	106,626

The aggregate intrinsic value in the table above represents the aggregate difference between the Company’s closing stock price on the last trading day of the period and the exercise price for the underlying awards.

The total intrinsic value of options exercised during the years ended December 31, 2023, 2024 and 2025 were RMB279,327, RMB145,022 and RMB226,960, respectively.

The weighted-average grant date fair value for options granted under the Company’s 2016, 2017 and 2018 Plans during the years ended December 31, 2023 and 2024 was US$6.66 and US$3.64 respectively, computed using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	2023				2024
Exercise price (US$)	2.39	-	2.39		2.39	-	2.39
Fair value of the ordinary shares on the date of option grant (US$)	8.51	-	8.51		5.48	-	5.48
Risk-free interest rate	3.70%	-	3.70%		4.14%	-	4.14%
Exercise multiple			2.5	x			2.5	x
Expected dividend yield			0%				0%
Expected volatility			57%				62%
Expected forfeiture rate (post-vesting)			1.8%				6.09%

For the year ended December 31, 2025, no options were granted under the Company’s 2016, 2017 and 2018 Plans.

In December 2025, the Company extended the contractual term of certain stock options under the 2015 Plan and 2018 Plan. These modification did not have material impact to the consolidated financial statements.

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

As of December 31, 2025, the unrecognized compensation expenses related to the stock options was not material.

(ii) Restricted shares

The fair value of each restricted share granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

The following table summarizes activities of the Company’s restricted shares under the 2016, 2017, 2018 and 2024 Plan for the year ended December 31, 2025:

	Number of Restricted	Weighted Average
	Shares Outstanding	Grant Date Fair Value
		US$
Unvested at December 31, 2024	61,852,743	10.96
Granted	31,294,180	4.36
Vested	(28,389,949)	11.51
Forfeited	(16,761,193)	8.88
Unvested at December 31, 2025	47,995,781	7.06

As of December 31, 2025, there was RMB1,459,664 of unrecognized compensation expenses related to restricted shares granted to the employees, which is expected to be recognized over a weighted-average period of 2.72 years, respectively.

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

The following table summarizes activities of A Plan for the year ended December 31, 2025:

		Weighted	Weighted
	Number of	Average	Average	Aggregate
	Options	Exercise	Remaining	Intrinsic
	Outstanding	Price	Contractual Life	Value
		US$	In Years	US$
Outstanding as of December 31, 2024	43,094,529	0.00001	8.09	47,950
Granted	9,671,262	0.00001	—	—
Exercised	(13,019,681)	—	—	—
Forfeited	(2,693,382)	—	—	—
Outstanding as of December 31, 2025	37,052,728	0.00001	7.95	36,870

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

For the years ended December 31, 2023, 2024 and 2025, the weighted average grant date fair values of options granted were US$1.10, US$1.10 and US$1.10 per share, respectively. The estimated fair value of each option granted is estimated on the date of grant using the binominal option-pricing model with the assumptions (or ranges thereof) in the following table:

For the Year Ended
December 31,
2023, 2024 and 2025
Fair value of the ordinary shares on the date of option grant (US$)	1.00-1.01
Risk-free interest rate	1.58%
Expected term (in years)	10
Expected dividend yield	0%
Expected volatility	52%
Expected forfeiture rate (post-vesting)	2%

As of December 31, 2025, there was RMB264,084 of unrecognized share-based compensation expenses related to the share options granted. The expenses were expected to be recognized over a weighted-average period of 2.44 years.

23.  Taxation

(a) Income taxes

Cayman Islands

The Company was incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Chinese Mainland, Hong Kong, United States, United Kingdom, Germany, Norway and Netherlands. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

PRC

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25%, unless they are eligible for preferential tax treatment, which will be granted to companies conducting businesses in certain encouraged sectors. Certain PRC subsidiaries, including NIO R&D, Anhui NIO AD, NIO Software Technology (Shanghai) Co., Ltd., NIO Mobile Technology Co., Ltd., etc. are qualified “High and New Technology Enterprises” (“HNTEs”) and entitled a preferential tax rate of 15%, which will expire from 2025 to 2027. The qualification as HNTE is subject to self-evaluation, and the relevant documents should be retained for future examination purpose. Upon the expiration of qualification, re-accreditation of certification from the relevant authorities is necessary for the entities to continue enjoying the preferential tax treatment. The remaining Chinese companies are subject to enterprise income tax (“EIT”) at a uniform rate of 25%.

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

Other Countries

The statutory income tax rates of other countries where the Company’s subsidiaries having significant operations for the years ended December 31, 2023, 2024 and 2025 are as follows:

	For the Year Ended December 31,
	2023	2024	2025
United States	29.84%	29.84%	29.84%
United Kingdom	19.00%	19.00%	19.00%
Germany	32.98%	32.98%	32.98%
Norway	22.00%	22.00%	22.00%
Netherlands	25.80%	25.80%	25.80%

Composition of loss before income tax for the periods presented by jurisdictions are as follows:

	For the Year Ended December 31,
	2023	2024	2025
Chinese Mainland	(19,992,673)	(21,248,033)	(13,888,080)
Other jurisdictions	(466,245)	(1,176,491)	(932,639)
Total	(20,458,918)	(22,424,524)	(14,820,719)

For the year ended December 31, 2025, income tax expenses amounted to RMB108,185, RMB12,547 and RMB1,150 in Chinese Mainland, Germany and other jurisdictions, respectively.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Composition of income tax expense for the periods presented are as follows:

	For the Year Ended December 31,
	2023	2024	2025
Current income tax expense	59,943	62,065	136,658
Deferred income tax expense/(benefit)	200,892	(84,880)	(14,776)
Total	260,835	(22,815)	121,882

Reconciliations of the income tax expense computed by applying the PRC statutory income tax rate of 25% to the Group’s income tax expense of the years ended December 31, 2023 and 2024 are as follows:

	For the Year Ended December 31,
	2023	2024
Loss before income tax expense	(20,458,918)	(22,424,524)
Income tax benefit computed at PRC statutory income tax rate of 25%	(5,114,730)	(5,606,131)
Non-deductible expenses	58,852	25,426
Foreign tax rates differential	481,318	621,111
Tax incentives relating to R&D expenditures	(1,432,723)	(1,745,145)
Tax exempted interest income	(25,017)	(40,535)
US tax credits	(36,746)	(22,657)
Prior year True-ups	242,392	321,080
Others	316	17
Change in valuation allowance	6,087,173	6,424,019
Income tax expense/(benefit)	260,835	(22,815)

In accordance with the updated requirements of ASU 2023 - 09, reconciliation between the statutory tax rate and the Group’s effective tax rate for the year ended December 31, 2025 is as follows:

	For the Year Ended December 31
	2025
	Amount	Percent
Loss before income taxes	(14,820,719)
Income tax expense computed at PRC statutory income tax rate of 25%	(3,705,180)	25.0%
Foreign tax effects	277,119	(1.9)%
Nontaxable or nondeductible items	34,886	(0.2)%
Other adjustments
Tax incentives relating to R&D expenditures	(1,222,788)	8.3%
Others	577,190	(3.9)%
Changes in valuation allowance	4,160,655	(28.1)%
Income tax expense	121,882	(0.8)%

The PRC statutory income tax rate was used because the majority of the Group’s operations are based in PRC.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

For the year ended December 31, 2025, the Group paid RMB114,615, RMB12,579 and RMB16,905 income taxes in Chinese Mainland, Germany and other jurisdictions, respectively.

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

The Group’s deferred tax assets and liabilities consist of the following components:

	As of December 31,
	2023	2024	2025
Deferred tax assets
Net operating loss carry-forwards	14,850,298	21,278,950	23,868,202
Deferred revenue	1,241,114	1,487,912	1,503,346
Accrued and prepaid expenses	1,635,032	1,246,887	1,272,471
Tax credit carry-forwards	347,340	384,960	370,409
Property, plant and equipment, net	158,609	203,847	301,270
Write-downs of inventory	47,733	28,007	166,004
Share-based compensation	19,846	76,708	81,589
Unrealized financing expense	64,870	23,148	22,334
Allowance against receivables	28,435	27,495	15,822
Unrealized foreign exchange loss	2,364	2,362	2,540
Equity securities without readily determinable fair value	953	953	953
Equity method investments	75	329	841
Equity securities with readily determinable fair value	717	942	752
Advertising expenses in excess of deduction limit	33	123	42
Deferred rent	80,240	112,041	—
Intangible assets	59,375	27,478	—
Others	3,464	2,900	6,813
Less: Valuation allowance	(18,538,828)	(24,902,819)	(27,491,352)
Subtotal	1,670	2,223	122,036

Deferred tax liabilities
Deferred rent	—	—	(108,445)
Available for sale debt securities	—	—	(89,662)
Equity method investments	(7,283)	(12,367)	(25,575)
Intangible assets	—	—	(11,045)
Equity securities using fair value option	(206,734)	(117,323)	—
Subtotal	(214,017)	(129,690)	(234,727)
Total deferred tax liabilities, net	(212,347)	(127,467)	(112,691)

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years. Movement of valuation allowance is as follow:

	As of December 31,
	2023	2024	2025
Valuation allowance
Balance at beginning of the year	12,727,355	18,538,828	24,902,819
Additions	5,811,473	6,363,991	4,481,920
Reduction due to expiration of tax attributes	—	—	(1,893,387)
Balance at end of the year	18,538,828	24,902,819	27,491,352

The Group has tax losses arising in Chinese Mainland of RMB100,284,709 that will expire in one to ten years for deduction against future taxable profit.

Loss expiring in 2026	2,292,328
Loss expiring in 2027	4,543,012
Loss expiring in 2028	10,301,237
Loss expiring in 2029	20,515,450
Loss expiring in 2030	15,939,298
Loss expiring in 2031	4,777,158
Loss expiring in 2032	10,711,512
Loss expiring in 2033	16,571,345
Loss expiring in 2034	10,313,022
Loss expiring in 2035	4,320,347
Total	100,284,709

The Group has tax losses arising in Hong Kong of RMB3,255,133 for which could be carried forward indefinitely against future taxable income. The Group has tax losses arising in United States of RMB4,290, RMB588,890 and RMB2,460,962 that will expire in 2036, 2037 and indefinite years respectively for deduction against future taxable income. The Group has tax losses arising in Europe of RMB4,375,998 for which could be carried forward indefinitely against future taxable income. As of December 31, 2024 and 2025, the Group provided full valuation allowances for the above net operating loss carry-forwards.

Uncertain Tax Position

The Group did not identify any significant unrecognized tax benefits for each of the periods presented. The Group did not incur any interest related to unrecognized tax benefits and did not recognize any penalties as income tax expense.

Tax years subject to examination by major jurisdictions

In general, the PRC tax authorities have up to five years to review a company’s tax filings. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for tax years 2021 through 2025 remain subject to the review by the relevant PRC tax authorities.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

24.  Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2023, 2024 and 2025 as follows:

	For the Year Ended December 31,
	2023	2024	2025
Numerator:
Net loss	(20,719,753)	(22,401,709)	(14,942,601)
Accretion on redeemable non-controlling interests to redemption value	(303,163)	(347,516)	(609,857)
Net loss attributable to non-controlling interests	(124,051)	91,533	(18,220)
Net loss attributable to ordinary shareholders of NIO Inc. for basic/dilutive net loss per share	(21,146,967)	(22,657,692)	(15,570,678)
Denominator:
Weighted-average number of ordinary shares outstanding – basic and diluted	1,700,203,886	2,054,614,522	2,272,635,997
Basic and diluted net loss per share attributable to ordinary shareholders of NIO Inc.	(12.44)	(11.03)	(6.85)

For the years ended December 31, 2023, 2024 and 2025, the Company had potential ordinary shares, including non-vested restricted shares, option granted and convertible notes. As the Group incurred losses for the years ended December 31, 2023, 2024 and 2025, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted average numbers of these potential ordinary shares outstanding are as following:

	For the Year Ended December 31,
	2023	2024	2025
Restricted shares	—	—	10,991,676
Outstanding weighted average options granted	43,876,236	27,077,944	22,357,327
Convertible notes	57,008,080	110,731,276	103,785,760
Total	100,884,316	137,809,220	137,134,763

25.  Related Party Balances and Transactions

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of Entity or Individual	Relationship with the Company
Kunshan Siwopu Intelligent Equipment Co., Ltd.	An investee of the Group
Wuhan Weineng Battery Assets Co., Ltd. and its subsidiaries	An investee of the Group
Xunjie Energy (Wuhan) Co., Ltd.	An investee of the Group
Blue Horizon Limited and its subsidiaries	An investee of the Group
VTA Technology Inc. and its subsidiaries	An investee of the Group
Beijing WeLion New Energy Technology Co., Ltd.	An investee of the Group
Chongqing Chuangyuan Zhihang Technology Co., Ltd.	An investee of the Group
Hefei Chuang Wei Information Consultation Co., Ltd.	Controlled by Principal Shareholder
Tianjin Tengyi Information Technology Co., Ltd. (formerly known as Tianjin Boyou Information Technology Co., Ltd.)	Controlled by Principal Shareholder
McLaren Group Holdings Ltd. and its subsidiaries (formerly disclosed as Forseven Limited and its affiliate)	Controlled by Principal Shareholder
Shanghai Weishang Business Consulting Co., Ltd.	Significantly influenced by Principal Shareholder

In July 2025, Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd. completed the business deregistration. Since then, Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd. was no longer the Group’s related party.

In August 2025, Nanjing Weibang Transmission Technology Co., Ltd. completed the business deregistration. Since then, Nanjing Weibang Transmission Technology Co., Ltd. was no longer the Group’s related party.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

In 2025, in light of an internal restructuring of Forseven’s corporate group, Forseven’s parent company was renamed to McLaren Group Holdings Ltd. and McLaren Automotive Limited, a subsidiary of McLaren Group Holdings Ltd., substituted for Forseven on the terms of the technology license agreement and related service agreements. Therefore, the Group disclosed “McLaren Group Holdings Ltd. and its subsidiaries” as the counterparty for these related party transactions.

(a) The Group entered into the following significant related party transactions:

(i) Provision of services

For the years ended December 31, 2023, 2024 and 2025, service income was primarily generated from property management, administrative support, research and development services and BaaS battery buy-out services the Group provided to its related parties.

	For the Year Ended December 31,
	2023	2024	2025
Mclaren Group Holdings Ltd. and its subsidiaries	—	201,063	762,681
Wuhan Weineng Battery Assets Co., Ltd. and its subsidiaries	166,027	101,381	162,095
Blue Horizon Limited and its subsidiaries	—	3,017	68,563
VTA Technology Inc. and its subsidiaries	—	—	5,242
Nanjing Weibang Transmission Technology Co., Ltd.	1,153	1,067	719
Total	167,180	306,528	999,300

(ii) Purchase of services

	For the Year Ended December 31,
	2023	2024	2025
Kunshan Siwopu Intelligent Equipment Co., Ltd.	—	5,738	26,178
Wuhan Weineng Battery Assets Co., Ltd. and its subsidiaries	23,878	17,594	9,694
Tianjin Tengyi Information Technology Co., Ltd.	7,823	15,031	9,650
Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd.	184,279	92,549	1,554
Xunjie Energy (Wuhan) Co., Ltd.	—	1,225	603
Beijing WeLion New Energy Technology Co., Ltd.	34,016	21,603	40
VTA Technology Inc. and its subsidiaries	—	59	—
Total	249,996	153,799	47,719

(iii) Purchase of raw materials or long-lived assets

	For the Year Ended December 31,
	2023	2024	2025
Xunjie Energy (Wuhan) Co., Ltd.	111,875	37,603	12,239
VTA Technology Inc. and its subsidiaries	—	2,485	4,917
Nanjing Weibang Transmission Technology Co., Ltd.	73,071	85,938	4,363
Kunshan Siwopu Intelligent Equipment Co., Ltd.	1,062,521	86,985	—
Beijing WeLion New Energy Technology Co., Ltd.	—	48,547	—
Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd.	—	32,213	—
Wuhan Weineng Battery Assets Co., Ltd. and its subsidiaries	—	8	—
Total	1,247,467	293,779	21,519

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(iv) Sales of goods

	For the Year Ended December 31,
	2023	2024	2025
Wuhan Weineng Battery Assets Co., Ltd. and its subsidiaries	1,457,500	9,848,487	16,002,921
Blue Horizon Limited and its subsidiaries	—	69,447	113,836
Shanghai Weishang Business Consulting Co., Ltd.	199	331	383
Hefei Chuangwei Information Consultation Co., Ltd.	194	—	—
Total	1,457,893	9,918,265	16,117,140

(v) Sales of raw materials or long-lived assets

	For the Year Ended December 31,
	2023	2024	2025
Chongqing Chuangyuan Zhihang Technology Co., Ltd.	—	—	150,000
Kunshan Siwopu Intelligent Equipment Co., Ltd.	—	3,215	3,296
VTA Technology Inc. and its subsidiaries	—	46,779	1,608
Blue Horizon Limited and its subsidiaries	—	1,504	1,388
Wuhan Weineng Battery Assets Co., Ltd. and its subsidiaries	5,597	7	—
Total	5,597	51,505	156,292

(vi) Convertible notes issued to related parties and interest accrual

	For the Year Ended December 31,
	2023	2024	2025
Huang River Investment Limited	11,234	—	—

(vii) Proceeds from borrowings from related parties and interest accrual

	For the Year Ended December 31,
	2023	2024	2025
Zhong’an Energy (Anhui) Co., Ltd.	—	—	87,746

(b) The Group had the following significant related party balances:

(i) Amounts due from related parties

	December 31,	December 31,
	2024	2025
Wuhan Weineng Battery Assets Co., Ltd. and its subsidiaries	7,622,041	15,976,578
Blue Horizon Limited and its subsidiaries	72,636	90,930
Mclaren Group Holdings Ltd. and its subsidiaries	11,749	23,702
Kunshan Siwopu Intelligent Equipment Co., Ltd.	3,633	5,426
VTA Technology Inc. and its subsidiaries	—	2,193
Hefei Chuang Wei Information Consultation Co., Ltd.	2,249	—
Nanjing Weibang Transmission Technology Co., Ltd.	238	—
Expected credit losses	(10,142)	(20,579)
Total	7,702,404	16,078,250

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(ii) Amounts due to related parties, current

	December 31,	December 31,
	2024	2025
Mclaren Group Holdings Ltd. and its subsidiaries	272,563	552,480
Zhong’an Energy (Anhui) Co., Ltd.	—	16,656
Wuhan Weineng Battery Assets Co., Ltd. and its subsidiaries	9,634	14,565
Beijing WeLion New Energy Technology Co., Ltd.	66,477	14,514
Tianjin Tengyi Information Technology Co., Ltd.	8,575	11,902
Kunshan Siwopu Intelligent Equipment Co., Ltd.	29,658	11,271
Xunjie Energy (Wuhan) Co., Ltd.	17,409	3,688
Blue Horizon Limited and its subsidiaries	71	484
VTA Technology Inc. and its subsidiaries	1,932	343
Nanjing Weibang Transmission Technology Co., Ltd.	2,630	—
Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd.	281	—
Shanghai Weishang Business Consulting Co.,Ltd.	133	—
Total	409,363	625,903

(iii) Amount due to related parties, non-current

	December 31,	December 31,
	2024	2025
Wuhan Weineng Battery Assets Co., Ltd. and its subsidiaries	78,460	351,014
Mclaren Group Holdings Ltd. and its subsidiaries	251,032	182,074
Zhong’an Energy (Anhui) Co., Ltd.	—	71,090
Total	329,492	604,178

26.  Commitment and Contingencies

(a) Capital commitments

Capital expenditures contracted for at the balance sheet dates but not recognized in the Group’s consolidated financial statements are as follows:

	As of December 31,
	2024	2025
Property, plant and equipment	5,896,469	3,762,026
Leasehold improvements	527,363	427,143
Total	6,423,832	4,189,169

(b) Contingencies

Between March and July 2019, several securities class action lawsuits were filed against the Company, certain of the Group’s directors and officers, the underwriters in the IPO and the process agent. Some of these actions have been withdrawn, transferred, consolidated or dismissed. One action commenced during the aforementioned time period remains pending, under the caption In re NIO, Inc. Securities Litigation, 1:19-cv-01424, in the U.S. District Court for the Eastern District of New York (E.D.N.Y.). The plaintiffs in this case allege, in sum and substance, that the Group’s statements in the registration statement and/or other public statements were false or misleading and in violation of the U.S. federal securities laws. The Court denied the Group’s motion to dismiss in August 2021, and granted plaintiffs’ motion for class certification in August 2023. Discovery is substantially complete. Summary judgment is ongoing.

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Between August and September 2022, two complaints were filed against the Company, its CEO and its then-CFO in the federal district court for the Southern District of New York (S.D.N.Y.), in the actions captioned Saye v. NIO Inc. et al., Case No. 1:22-cv-07252 (S.D.N.Y.) and Bohonok v. NIO Inc. et al., Case No. 1:22-cv-07666 (S.D.N.Y.). Relying on a short seller report, these complaints allege that certain of the Company’s public disclosures between August 2020 and July 2022 contained false statements or omissions in violation of the Securities Exchange Act of 1934. On December 14, 2022, the Court consolidated the two actions and appointed lead plaintiff. Briefing on the Company’s motion to dismiss was completed on July 31, 2023. The Court’s decision on the motion to dismiss is pending. On August 28, 2025, a complaint was filed against the Company, its CEO and its former CFO in S.D.N.Y. (Case No. 1:25-cv-07176). The new action is related to the class action that has been pending in the same court (Saye v. NIO et al., 1:22-cv-07252), as discussed above. On October 3, 2025, the Court approved to stay the later-filed case until the resolution of all motions to dismiss in the Saye action.

The aforementioned actions remain in their preliminary stages. The Group is currently unable to determine the outcomes of these actions or any estimate of the amount or range of any potential loss, if any, associated with resolution of such lawsuits, if they proceed.

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business, such as disputes with landlords, suppliers, employees, etc. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any of such matters will have a material adverse effect on the consolidated balance sheets, comprehensive loss or cash flows on an individual basis or in the aggregate. As of December 31, 2024 and 2025, other than as disclosed above, the Group is not a party to any material legal or administrative proceedings.

27. Subsequent Events

(a) Investment in Shenji

On February 26, 2026, the Company and Shenji, a subsidiary of the Company, entered into definitive agreements with certain investors in China, pursuant to which the investors will invest an aggregate of RMB2.257 billion in cash to subscribe for Shenji’s newly issued shares. Upon completion of the investment transaction, a subsidiary of NIO will continue to hold a controlling equity interest of 62.7% in Shenji, the investors will collectively hold 27.3%, and certain entities holding shares to administer Shenji’s share incentive plan will collectively hold the remaining 10.0%.In accordance with Shenji’s share purchase agreements, the redemption of the non-controlling interests is at the holders of non-controlling interests’ option and is upon the occurrence of certain events that are not solely within the control of the Company. Therefore, these redeemable non-controlling interests in Shenji will be classified as mezzanine equity.

(b) Approval of Performance-Based Share Awards to CEO

On March 6, 2026, the board of directors of the Company approved the adoption of its 2026 Share Incentive Plan and approved a grant thereunder of 248,454,460 restricted share units of the Company to the chief executive officer of the Company. These restricted share units are divided into ten equal tranches, the vesting of which is contingent upon the Company’s achievement of specific performance targets relating to market capitalization and net profits.

28.  Parent Company (the “Company”) Only Financial Information

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

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2025.

Condensed Balance Sheets

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	4,451,772	1,092,845	156,275
Amounts due from subsidiaries of the Company	20,952,738	11,057,142	1,581,150
Amounts due from related parties	1,701	389	56
Prepayments and other current assets	23,727	33,387	4,773
Total current assets	25,429,938	12,183,763	1,742,254
Non-current assets:
Investments in subsidiaries and VIEs	—	183,448	26,233
Total non-current assets	—	183,448	26,233
Total assets	25,429,938	12,367,211	1,768,487
LIABILITIES
Current liabilities:
Amounts due to subsidiaries of the Company	1,620,646	70,343	10,059
Current portion of long-term borrowings	2,706,285	6,409	916
Accruals and other liabilities	123,833	133,289	19,060
Total current liabilities	4,450,764	210,041	30,035
Deficits of investments in subsidiaries and VIEs	6,845,155	—	—
Long-term borrowings	8,166,996	7,997,710	1,143,657
Total non-current liabilities	15,012,151	7,997,710	1,143,657
Total liabilities	19,462,915	8,207,751	1,173,692
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	3,406	4,089	585
Class C Ordinary Shares	254	254	36
Treasury shares	(239,328)	(123,910)	(17,719)
Additional paid in capital	118,688,242	131,728,259	18,836,891
Accumulated other comprehensive loss	582,659	579,799	82,910
Accumulated deficit	(113,068,210)	(128,029,031)	(18,307,908)
Total shareholders’ equity	5,967,023	4,159,460	594,795
Total liabilities and shareholders’ equity	25,429,938	12,367,211	1,768,487

NIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Condensed Statements of Comprehensive Loss

	For the Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(e)
Operating expenses:
Selling, general and administrative	(99,587)	(104,001)	(142,457)	(20,371)
Total operating expenses	(99,587)	(104,001)	(142,457)	(20,371)
Loss from operations	(99,587)	(104,001)	(142,457)	(20,371)
Interest and investment income	524,173	522,799	100,354	14,350
Interest expense	(207,649)	(392,179)	(366,066)	(52,347)
Gain/(loss) on extinguishment of debt	170,193	(4,480)	(14,660)	(2,096)
Equity in loss of subsidiaries and VIEs	(21,349,555)	(22,287,129)	(15,012,784)	(2,146,799)
Other income/(loss), net	121,800	(9,479)	515,714	73,745
Loss before income tax expense	(20,840,625)	(22,274,469)	(14,919,899)	(2,133,518)
Income tax expense	(3,179)	(35,707)	(40,922)	(5,850)
Net loss	(20,843,804)	(22,310,176)	(14,960,821)	(2,139,368)
Accretion on redeemable non-controlling interests to redemption value	(303,163)	(347,516)	(609,857)	(87,208)
Net loss attributable to ordinary shareholders of NIO Inc.	(21,146,967)	(22,657,692)	(15,570,678)	(2,226,576)
Net loss	(20,843,804)	(22,310,176)	(14,960,821)	(2,139,368)
Total comprehensive loss	(21,446,824)	(22,160,508)	(14,963,681)	(2,139,777)
Accretion on redeemable non-controlling interests to redemption value	(303,163)	(347,516)	(609,857)	(87,208)
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(21,749,987)	(22,508,024)	(15,573,538)	(2,226,985)

Condensed Statements of Cash Flows

	For The Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash (used in)/provided by operating activities	(8,262,167)	(5,348,151)	8,207,624	1,173,675
CASH FLOWS FROM INVESTING ACTIVITIES
Net cash used in by investing activities	(1,972,672)	(9,838,095)	(20,700,636)	(2,960,152)
CASH FLOWS FROM FINANCING ACTIVITIES
Net cash provided by/(used in) financing activities	25,782,226	(3,190,866)	9,241,358	1,321,497
Effects of exchange rate changes on cash, cash equivalents and restricted cash	52,552	152,395	(107,273)	(15,340)
NET INCREASE/(DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	15,599,939	(18,224,717)	(3,358,927)	(480,320)
Cash, cash equivalents and restricted cash at beginning of the year	7,076,550	22,676,489	4,451,772	636,595
Cash, cash equivalents and restricted cash at end of the year	22,676,489	4,451,772	1,092,845	156,275

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